Form 20-F
period 2005-12-31
EUROSEAS LTD.
filed 2006-06-30
CIK 1341170

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------
                                    FORM 20-F
                                -----------------
(Mark One)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934
      For the fiscal year ended   December 31, 2005
                                ------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from             to
                                     -------------------------------------------

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      Date of event requiring this shell company report

      For the transition period from             to
                                     -------------------------------------------

Commission file number                          -
                       ------------------------

                                  EUROSEAS LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                                  Euroseas Ltd.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)


                                Marshall Islands
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


       Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi Greece
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

     Title of each class            Name of each exchange on which registered
     -------------------            -----------------------------------------
Common shares, $0.01 par value                   OTCBB


Securities registered or to be registered pursuant to Section 12(g) of the Act:
None


--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)


              Securities for which there is a reporting obligation
                      pursuant to Section 15(d) of the Act:


                         Common shares, $0.01 par value
--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report:                                   36,781,159
                                         ---------------------------------------
                                         ---------------------------------------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
                                                            [ ] Yes       [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
                                                            [ ] Yes       [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                                            [X] Yes       [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check
One)

Large accelerated filer     Accelerated filer          Non-accelerated filer
         [ ]                       [ ]                          [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
                                                        [ ] Item 17  [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
                                                            [ ] Yes       [X] No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court
                                                            [ ] Yes       [ ] No

                                TABLE OF CONTENTS
                                                                            Page

Forward-Looking Statements...................................................5

Part I

   Item 1.  Identity of Directors, Senior Management and Advisers............6

   Item 2.  Offer Statistics and Expected Timetable..........................6

   Item 3.  Key Information..................................................6

   Item 4.  Information on the Company......................................22

   Item 4A. Unresolved Staff Comments.......................................30

   Item 5.  Operating and Financial Review and Prospects....................31

   Item 6.  Directors, Senior Management and Employees......................41

   Item 7.  Major Shareholders and Related Party Transactions...............46

   Item 8.  Financial information...........................................48

   Item 9.  The Offer and Listing...........................................50

   Item 10. Additional Information..........................................51

   Item 11. Quantitative and Qualitative Disclosures about Market
                  Risk......................................................58

   Item 12. Description of Securities Other than Equity Securities..........59

Part II

   Item 13. Defaults, Dividend Arrearages and Delinquencies.................59

   Item 14. Material Modifications to the Rights of Security Holders
                  and Use of Proceeds.......................................59

   Item 15. Controls and Procedures.........................................59

   Item 16A Audit Committee Financial Expert................................59

   Item 16B Code of Ethics..................................................59

   Item 16C Principal Accountant Fees and Services..........................59

   Item 16D Exemptions from the Listing Standards for Audit
                  Committees................................................60

   Item 16E Purchase of Equity Securities by the Issuer and
                  Affiliated Purchasers.....................................60

Part III

   Item 17. Financial Statements............................................60

   Item 18. Financial Statements............................................60

   Item 19. Exhibits........................................................60

                           FORWARD-LOOKING STATEMENTS

Euroseas Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," "Euroseas" and "the Company," all refer to Euroseas Ltd. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission (the "SEC").

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

Not Applicable.

Item 3.   Key Information

A.   Selected Financial Data

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following information shows selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2002, 2003, 2004 and 2005 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical results included below and elsewhere in this annual report are not indicative of our future performance.

See next page for table of Euroseas Ltd. - Historical Selected Financials.

                                                          Euroseas Ltd. - Summary Historical Financials (1)
                                                                       Year Ended December 31,
                                                        2002           2003             2004                2005
---------------------------------------------------------------------------------------------------------------------
                                                                   (All amounts in U.S. dollars)
Voyage Revenues                                      15,291,761      25,951,023       45,718,006        44,523,401
Commissions                                           (420,959)       (906,017)       (2,215,197)      (2,388,349)
Voyage Expenses                                         531,936         436,935           370,345          670,551
Vessel Operating Expenses                             7,164,271       8,775,730         8,906,252        8,610,279
Management Fees                                       1,469,690       1,722,800         1,972,252        1,911,856
Amortization and Depreciation (2)                     4,053,049       4,757,933         3,461,678        4,208,252
Net Loss (Gain) on Sale of Vessel                                                     (2,315,477)
Other Income
Interest & Finance Cost                               (799,970)       (793,257)         (708,284)      (1,495,871)
Derivative Gain (Loss)                                                                     27,029        (100,029)
Foreign Exchange Gain (Loss)                              2,849           (690)           (1,808)              538
Interest Income                                           6,238          36,384           187,069          460,457
Other Income (Expenses), Net                          (790,883)       (757,563)         (495,994)      (1,134,905)
Equity In Earnings (Losses)                              30,655       (167,433)
                                                     ==============================================================
Net Income for Period                                   891,628       8,426,612        30,611,765       25,178,454
                                                     ==============================================================
Balance Sheet Data                                    3,192,345       9,409,339        16,461,159       25,350,707
Current Assets
Vessels, Net Book Value                              45,254,226      41,096,067        34,171,164       52,334,897
Deferred Assets                                         596,262         929,757         2,205,178        1,855,829
Investment in Associate                               1,216,289          22,856
Current Liabilities including current portion of
Long Term Debt                                       10,878,488       8,481,773        13,764,846       18,414,877
Long Term Debt, including current portion            23,845,000      20,595,000        13,990,000       48,560,000
                                                     ==============================================================
Total Shareholders' Equity                           21,285,634      27,486,246        31,112,655       26,996,556
                                                     ==============================================================
Other Financial Data
Net Cash provided by Operating activities
                                                      5,631,343      10,956,132        34,208,693       20,594,782
Net cash paid to (received from) related party        (177,169)         482,778       (3,541,236)        7,638,780
Net Cash from investing activities                 (17,036,079)         214,832         6,756,242     (21,833,616)
Net Cash used in financing activities                12,247,355     (4,778,000)      (33,567,500)        6,188,653
Earnings per share, basic and diluted                     0.030           0.283             1.029            0.781
Cash Dividends / Return of Capital, declared
per common share                                          0.023           0.040             0.906            1.455
Weighted average number of shares
outstanding during period                            29,754,166      29,754,166        29,754,166       32,218,427
Cash paid for common dividend / return of
capital, declared                                       687,500       1,200,000        26,962,500       46,875,223 (3)

Fleet Data (4)
Number of vessels                                          6.82            8.00              7.31             7.10
Calendar days                                              2490            2920              2677             2591
Available days                                             2448            2867              2554             2546
Voyage days                                                2440            2846              2542             2508
Utilization Rate (percent)                                99.7%           99.3%             99.5%            98.5%

                                                                      (In U.S. per day per vessel)

Average TCE rate                                          6,049           8,965            17,839           17,487
Operating Cost                                            2,877           3,005             3,327            3,322
Management Fee                                              590             590               737              738
G&A Expenses                                                  0               0                 0              162
Total Operating Expenses                                  3,467           3,595             4,064            4,222


(1) We have not included financial data for the year ended 2001 since we were only formed in May 2005 and incurred significant expense in the preparation of our consolidated financial statements for 2002, 2003, 2004 and 2005 in connection with the filing of registration statements with the SEC for our public offering. We believe that it would constitute "unreasonable effort or expense" for us to include 2001 financials. The Company's predecessors (which are the separate ship-owning entities that became wholly-owned by the Company subsequent to its formation) prepared financial statements for the year ended December 31, 2001 on a basis different from the financial statements included in this annual report and the effort and cost involved in converting such financial statements into a basis similar to those financial statements included herein would be unreasonably burdensome.

(2) In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed drydocking in the current year and it is not expected to be sold until year 2007. The m/v Widar was sold in April 2004. Depreciation expenses for m/v Widar for the year ended December 31, 2004 amounted to $136,384 compared to $409,149 in 2003.

(3) This amount reflects a dividend in the amount of $30,175,223 and a return of capital in the amount of $16,700,000. The total payment to shareholders made in 2005 is in excess of previously retained earnings because the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company's operations up to that time and to recapitalize the Company. This one-time dividend cannot be considered indicative of future dividend payments and the Company refers you to the other sections in this annual report for a clearer understanding of the Company's dividend policy.

(4) For the definition of calendar days, available days, voyage days and utlilization rate see Item 5A-Operating Results.


B.   Capitalization and Indebtedness

Not Applicable.

C.   Reasons for the Offer and Use of Proceeds

Not Applicable.

D.   Risk Factors

     Any investment in our stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this annual report, before making an investment in our common stock.
Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for and ownership of our common stock. Any of the risk factors could significantly and negatively affect our business, financial condition, operating results and common stock price. The following risk factors describe the material risks that are presently known to us.

Risk Factors Relating To Our Common Stock

     There may not be a liquid market for our shares, which may cause our shares to trade at lower prices and make it difficult to sell your shares.

     Although our shares trade on the Over The Counter Bulletin Board, or OTCBB, the trading volume is low. We cannot assure you that an active trading market for our shares will develop or be sustained. We cannot predict at this time how actively our shares will trade in the public market or whether the price of our shares in the public market will reflect our actual financial performance.

     The price of our shares may be volatile and less than you originally paid for such shares.

     The price of our shares may be volatile, and may fluctuate due to factors such as:

     o    actual or anticipated fluctuations in quarterly and annual results;

     o    mergers and strategic alliances in the shipping industry;

     o    market conditions in the industry;

     o    changes in government regulation;

     o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

     o    shortfalls  in  our  operating   results  from  levels  forecasted  by
          securities analysts;

     o    announcements concerning us or our competitors; and

     o    the general state of the securities markets.

The international drybulk, containership and multipurpose shipping industries have been highly unpredictable and volatile. The market for common shares of companies in these industries may be equally volatile. Our shares may trade at prices lower than you originally paid for such shares.

     Our Articles of Incorporation and Bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers.

     Our current Articles of Incorporation and Bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified board of directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers.

     Future sales of our common stock could cause the market price of our common stock to decline.

     Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Pursuant to our F-1 registration statement, we registered for resale 7,026,993 shares of common stock, 1,756,743 shares of our common stock issuable upon the exercise of warrants and 818,604 shares of our common stock issued to certain affiliates of Cove Apparel, Inc., or Cove, in connection with the merger of Cove with our wholly-owned subsidiary, Euroseas Acquisition Company Inc.

     We have entered into a registration rights agreement with Friends Investment Company Inc. ("Friends"), our largest stockholder, pursuant to which we have granted Friends the right to require us to register under the Securities Act of 1933, as amended, or the Securities Act, shares of our common stock held by it. Under the registration rights agreement, Friends has the right to request that we register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. In addition, shares not registered pursuant to the registration rights agreement may be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 and Regulation S under the Securities Act.

Industry Risk Factors

     The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.

     We are an independent shipping company that operates in the drybulk, containership and multipurpose shipping markets. Our profitability is dependent upon the freight rates we are able to charge. The supply of and demand for shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.

     In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we cannot predict the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

     The value of our vessels may fluctuate, adversely affecting our earnings, liquidity and causing it us breach our secured credit agreements.

     The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:

     o    general  economic  and  market   conditions   affecting  the  shipping
          industry;

     o    supply of drybulk, containership and multipurpose vessels;

     o    demand for drybulk, containership and multipurpose vessels;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o    new  regulatory   requirements   from  governments  or  self-regulated
          organizations; and

     o    prevailing level of charter rates.

     As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and containership and multipurpose vessel markets, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

     Due to the fact that the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, any determination that a vessel's remaining useful life and earnings requires an impairment of its value on our financial statements could result in a charge against our earnings and a reduction in our shareholders' equity. Any change in the assessed value of any of our vessels might cause a violation of the covenants of each secured credit agreement which in turn might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed value of our vessels and the value such vessels are required to maintain pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Further, future loans that we may agree to may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than such vessel's carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.

     Although charter rates in the international shipping industry reached historic highs recently, future profitability will be dependent on the level of charter rates and commodity prices.

     Charter rates for the international shipping industry have reached record highs during the past year; however, recently rates have declined. We anticipate that the future demand for our drybulk carriers, containership and multipurpose vessels and the charter rates of the corresponding markets will be dependent upon continued economic growth in China, India and the world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. For instance, given that as of the end of 2005 the capacity of the worldwide container vessel fleet was approximately 8.1 million teu, with approximately 4.4 million teu of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

     The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Some of the factors that influence demand for vessel capacity include:

     o supply and demand for drybulk and containership commodities, and separately for containerized cargo;

     o    global and regional economic conditions;

     o the distance drybulk and containerized commodities are to be moved by sea;

     o changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities; and

     o    changes in seaborne  and other  transportation  patterns.

     Some of the factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o changes in environmental and other regulations that may limit the useful life of vessels; and

     o    the number of vessels that are laid up.

     An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.

     A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, but particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

     We may become dependent on spot charters in the volatile shipping markets, which can result in decreased revenues and/or profitability.

     Although most of our vessels are currently under longer term time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot charter market is highly competitive and rates within this market are subject to volatile fluctuations, while longer-term time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, there can be no assurance that we will be successful in keeping all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

     We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

     The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's ("IMO's") International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels and Eurobulk Ltd., or Eurobulk, an affiliate and our ship management company, are ISM Code-certified, however, there can be no assurance that such certification will be maintained indefinitely.

     Although the United States of America is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

     The United States Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers
(fuel), in the U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

     While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse affect on our financial condition.

     Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

     Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

     Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

     International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

     It  is  possible  that  changes  to  inspection   procedures  could  impose
additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

     Rising fuel prices may adversely affect our profits.

     Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices have been at historically high levels recently, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. Any increase in the price of fuel may adversely affect our profitability. Further, fuel may become much more expensive in future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

     If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.

     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention ("SOLAS"). Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security ("ISPS") certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk.

     A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

     If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our loan agreements.

     Maritime claimants could arrest our vessels, which could interrupt our cash flow.

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

     In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.

     Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

     A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

     World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

     Terrorist attacks such as the attacks on the United States of America on September 11, 2001, on London, England on July 7, 2005, and the response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all.

     Terrorist attacks may also negatively affect our operations and financial condition and directly impact its vessels or its customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition and costs.

Company Risk Factors

     We depend entirely on Eurobulk to manage and charter our fleet.

     We currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, an affiliated company with which we are under common control. The loss of Eurobulk's services or its failure to perform its obligations to us could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against Eurobulk if it defaults on its obligations to us, you will have no recourse against Eurobulk. Further, we expect that we will need to seek approval from our lenders to change Eurobulk as our ship manager.

     Because Eurobulk is a privately held company, there is little or no publicly available information about it and we may get very little advance warning of operational or financial problems experienced by Eurobulk that may adversely affect us.

     The ability of Eurobulk to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Eurobulk's financial strength. Because Eurobulk is privately held it is unlikely that information about its financial strength would become public unless Eurobulk began to default on its obligations. As a result, there may be little advance warning of problems affecting Eurobulk, even though these problems could have a material adverse effect on us.

     We and our principal officers have affiliations with Eurobulk that could create conflicts of interest detrimental to us.

     Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers that may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk does not presently manage any vessels other than those owned by Euroseas. In the past, Eurobulk has managed vessels where the Pittas family was a minority shareholder but never any where there was no Pittas family participation at all. There have never been any conflicts of interest that were resolved in a manner unfavorable to Euroseas or its predecessors. However, it is possible that in the future Eurobulk may manage vessels which will not belong to Euroseas and in which the Pittas family may have controlling, little or even no power or participation and where such conflicts may arise. There can be no assurance that Eurobulk will resolve all conflicts of interest in a manner beneficial to us.

     We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

     We are a holding company and our subsidiaries, which are all wholly-owned by us either directly or indirectly, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

     We may not be able to pay dividends.

     Subject to the limitations discussed below, we currently intend to pay cash dividends on a quarterly basis. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements. Over the period January 1, 2002 to December 31, 2005, we paid substantially all of our net income as dividends usually on an annual basis, but quarterly since our private placement in August 2005, without having been restricted by our loan agreements.

     If we are not successful in acquiring additional vessels, any unused net proceeds from our recent private placement offering may be used for other corporate purposes or held pending investment in other vessels. Identifying and acquiring vessels may take a significant amount time. The result may be that proceeds of the offering are not invested in additional vessels, or are so invested but only after some delay. In either case, we will not be able to earn charterhire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.

     In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. However, there can be no assurance that dividends will be paid.

     Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

     Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us.

     If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

     In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

     If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

     We intend to continue to grow our fleet. Our growth will depend on:

     o    locating and acquiring suitable vessels;

     o    identifying and consummating acquisitions or joint ventures;

     o integrating any acquired business successfully with our existing operations;

     o    enhancing our customer base;

     o    managing our expansion; and

     o    obtaining required financing.

     Growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers and (3) integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

     A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

     We have incurred secured debt under loan agreements for our vessels and currently expect to incur additional secured debt in connection with our acquisition of other vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

     Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

     Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

     o    incur additional indebtedness;

     o    create liens on our assets;

     o    sell capital stock of our subsidiaries;

     o    make investments;

     o    engage in mergers or acquisitions;

     o    pay dividends;

     o    make capital expenditures;

     o change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

     o    sell our vessels.

     Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we cannot guarantee that we will be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

     Servicing future debt would limit funds available for other purposes.

     To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of May 31, 2006, we had total bank debt of approximately $40.62 million. If we were unable to service our debt, it could have a material adverse effect on our financial condition and results of operations.

     A rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. We have purchased, and may purchase in the future, vessels under loan agreements that provide for periodic interest payments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

     Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

     The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

     As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.

     Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Eurobulk to recruit suitable additional seafarers and shoreside administrative and management personnel. We cannot assure you that Eurobulk will be able to continue to hire suitable employees as we expand our fleet. If Eurobulk's unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

     Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records o f other members of the protection and indemnity associations.

     We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

     Labor interruptions could disrupt our business.

     Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

     In  the  highly  competitive   international  drybulk,   containership  and
multipurpose shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

     We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of drybulk and containership cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

     We may be unable to attract and retain key  management  personnel and other
employees  in  the  shipping   industry,   which  may   negatively   affect  the
effectiveness of our management and our results of operations.

     Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

     Risks involved with operating ocean going vessels could affect our business and reputation, which may reduce our revenues.

     The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

     o    crew strikes and/or boycotts;

     o    marine disaster;

     o    piracy;

     o    environmental accidents;

     o    cargo and property losses or damage; and

     o business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

     The involvement of any of the vessels in an environmental disaster may harm
our  reputation  as  a  safe  and  reliable  vessel   operator.   Any  of  these
circumstances or events could increase our costs or lower our revenues.

     Our vessels may suffer damage and it may face unexpected drydocking costs, which could affect our cash flow and financial condition.

     If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

     Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

     Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

     In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

     Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

     We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defence insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, we cannot assure that the insurers will not default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition and results of operations.

     Our operations outside the United States of America expose it to risks of mining, terrorism and piracy that may interfere with the operation of our vessels.

     We are an international company and primarily conducts our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. We are not fully insured against any of these risks. In addition, future hostilities or other political instability in regions where our vessels trade could have a material adverse effect on our trade patterns and adversely affect our operations and performance.

     Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

     Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the "BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States of America. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain jurisdictions in the United States of America. Shareholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States of America.

     Obligations associated with being a public company require significant company resources and management attention.

     We are subject to the reporting requirements of the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We have to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements. Our common stock is listed on the OTCBB under the symbol ESEAF.OB and we are subject to the rules and regulations of the OTCBB. We have applied to list our common stock on the NASDAQ National Market and, if approved, will be subject to the listing requirements of the NASDAQ National Market. We cannot assure you that such listing will be obtained.

     We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

     Our historical financial and operating data may not be representative of our future results because we are a recently formed company with no operating history as a stand-alone entity or as a publicly traded company.

     Our historical financial and operating data may not be representative of our future results because we are a recently formed company with no operating history as a stand-alone entity or as a publicly traded company. Our combined financial statements included in this annual report have been carved out of the consolidated financial statements of shipowning companies managed by Eurobulk and majority owned by the Pittas family. Consistent with shipping industry practice, we have not obtained, nor do we present in this annual report, historical operating data for our vessels prior to their acquisition. Although our results of operations, cash flows and financial condition reflected in we have combined financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

     We depend upon a few significant charterers for a large part of our revenues. The loss of one or more of these charterers could adversely affect our financial performance.

     We have historically derived a significant part of our revenue from a small number of charterers. Our top five customers accounted for approximately 65% of our total revenues for 2005, 68% of our total revenues for 2004 and 54% of our total revenues for 2003. If we lose any of these charterers, or if any of these charterers significantly reduce its use of our services or was unable to make charter payments to us, our results of operations, cash flows and financial condition would be adversely affected.

     Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

     We generate all our revenues in U.S. dollars, but our ship manager, Eurobulk, incurs approximately 30% of vessel operating expenses and we incur general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our vessel operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability. We do not currently engage in hedging transactions to minimize our exposure to currency rate fluctuations, but we may do so in the future.

     U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

     A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

     Based on our proposed method of operation, we do not believe that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

     There is, however, no direct legal authority under the PFIC rules addressing our proposed method of operation. Accordingly, no assurance can be given that the U.S. Internal Revenue Service, or IRS, or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

     If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations -- U.S. Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. See "Tax Considerations -- U.S. Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

     We may have to pay tax on United States source income, which would reduce our earnings.

     Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

     We expect that we and each of our subsidiaries qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption after the offering and thereby become subject to United States federal income tax on our United States source income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

     If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Item 4.   Information on the Company

A.   History and development of the Company

     We are Euroseas, a Marshall Islands company incorporated in May 2005. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including, among others, iron ore, coal, grain, bauxite, phosphate and fertilizers, as well as containerized cargoes. As of June 15, 2006, our fleet consisted of four drybulk carriers, comprised of one Panamax drybulk carrier and three Handysize drybulk carriers, three feeder containerships and one multipurpose vessel. The total cargo carrying capacity of the four bulk carriers is 164,550 deadweight tons, or dwt, and of the three containerships is 66,100 dwt and 4,636 twenty-foot equivalent units, or teu. Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Six of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the six vessels (and of a seventh vessel that has since been sold) transferred their shares in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. On November 25, 2005 we acquired our third containership. On April 27, 2006, we acquired our multipurpose vessel. We have signed an agreement to sell m/v John P., one of our handysize bulkers (of 26,354 dwt), and we expect to deliver it to the sellers approximately at the end of June 2006.

     On August 25, 2005, we raised approximately $21 million in gross proceeds from the private placement of our securities to a number of institutional and accredited investors (the "Private Placement"). In the Private Placement, we issued 7,026,993 shares of common stock at a price of $3.00 per share, as well as warrants to purchase an additional 1,756,743 shares of common stock. The warrants have a five year term and an exercise price of $3.60 per share. As a condition to the Private Placement, we agreed to execute a merger agreement with Cove, a public shell company, whereby Cove would merge with our wholly-owned subsidiary, Euroseas Acquisition Company Inc. The merger was consummated on March 27, 2006.

     We registered for resale the shares issued in the Private Placement, the shares underlying the warrants issued in the Private Placement as well as the shares issued to certain Cove's shareholders in the merger. On February 3, 2006, the SEC declared our registration statements effective. Our shares currently trade on the OTCBB under the symbol ESEAF.OB. We have applied for listing in the NASDAQ National Market.

     Our executive offices are located at 40 Ag. Konstantinou Ave., 151 24, Maroussi, Greece. Our telephone number is +30-210-6105110.

B.   Business overview

     Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes that currently have a total capacity of 1.1 million dwt; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) multipurpose vessels that can carry either bulk cargoes or containers. Please see information in the section "Our Fleet", below. During 2002, 2003, 2004 and 2005, we had a fleet utilization of 99.7%, 99.3%, 99.5% and 97.4%, respectively, our vessels achieved daily time charter equivalent rates of $6,049, $8,965, $17,839 and $17,643, respectively, and we generated revenues of $15.29 million, $25.95 million, $45.72 million and $44.52 million, respectively.

     Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk and feeder containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Eurobulk. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate drybulk and containership vessels of any age. We continuously evaluate sale and purchase opportunities, as well as long term employment opportunities for our vessels. Additionally, with the proceeds from the Private Placement, we plan to expand our fleet to increase our revenues and make our drybulk carrier, containership feeder and multipurpose fleet more cost efficient and more attractive to our customers.

Our Fleet

As of June 29, 2006, the profile and deployment of our fleet is the following:

----------------------------- --------------- --------- -------- ------- --------------- ------------------------
                                                                 Year
Name                          Type            Dwt       TEU      Built   Employment      TCE Rate ($/day)
----------------------------- --------------- --------- -------- ------- --------------- ------------------------
Dry Bulk
----------------------------- --------------- --------- -------- ------- --------------- ------------------------
                                                                         Baumarine
                                                                         Pool - until
IRINI                         Panamax          69,734            1988    end 2008        $17,000 to $20,000 (*)

NIKOLAOS P.                   Handysize        34,750            1984    Spot
                                                                         TC until
ARIEL                         Handysize        33,712            1977    Aug-06          $8,500
----------------------------- --------------- --------- -------- ------- --------------- ------------------------

Total Dry Bulk Vessels        3               138,196
----------------------------- --------------- --------- -------- ------- --------------- ------------------------

Container Carriers
                                                                         TC until
ARTEMIS                       Handysize        29,693    2,098   1987    Dec-08          $19,000
                                                                         TC until
YM QINGDAO I                  Handysize        18,253    1,269   1990    Mar-07          $11,900
                                                                         TC until        $16,000 until Nov-06,
KUO HSIUNG                    Handysize        18,154    1,269   1993    Nov-07          $12,000 until Nov-07
----------------------------- --------------- --------- -------- ------- --------------- ------------------------

Total Container               3                66,100    4,636
----------------------------- --------------- --------- -------- ------- --------------- ------------------------

Multipurpose Vessels
----------------------------- --------------- --------- -------- ------- --------------- ------------------------
                                                                                         $8,850 until Dec-08,
                                                                         TC until        $9,950 until Dec-10,
TASMAN TRADER                 Multipurpose     22,568      950   1990    Mar-12          $9,000 until Mar-12
----------------------------- --------------- --------- -------- ------- --------------- ------------------------
Total Multipurpose Vessels    1                22,568      950
----------------------------- --------------- --------- -------- ------- --------------- ------------------------
                              7               226,864    5,586
FLEET GRAND TOTAL

Vessels   Sold  or   under
Contract for Sale in 2006
----------------------------- --------------- --------- -------- ------- --------------- ------------------------
                              Handysize        26,354            1981    Spot
JOHN P. (**)

PANTELIS P. (***)             Handysize        26,354            1981    Spot

----------------------------- --------------- --------- -------- ------- --------------- ------------------------

(*) The owning company of m/v Irini participates in 3 short funds (contracts of affreightment to carry cargo) that provide an effective coverage of m/v Irini for 102% in 2006, 77% in 2007 and 42% in 2008. The combination of the short funds and pool employment secures the mentioned rate range for the greater part of the next 2.5 years.

(**) We have signed a Memorandum of Agreement to sell the bulk carrier m/v John P to be delivered to the buyers in late June/early July 2006.

(***) We signed a Memorandum of Agreement to sell the bulk carrier m/v Pantelis P to be delivered to the buyers between May 15 and June 30, 2006 at our option. The vessel was delivered to the buyers on May 31, 2006.

     We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose segments by targeting mid-age vessels (i.e., 10-20 years old) at the time of purchase. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.. We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. Presently, our three containerships, our multipurpose vessel and one of our handysize bulkers are employed under time charters. Our other two handysize bulkers are under voyage charters. Our panamax vessel, m/v Irini, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area, and also participates in three "short" funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 102% in 2006, 77% for 2007 and 42% for 2008, approximately).

     As of June 29, 2006, and assuming delivery to the buyers of m/v "John P" at approximately June 30, 2006, 90% of our ship capacity days in 2006 accounting for fixed spot employment in the first and second quarter of the year, and 58% of our ship capacity days in 2007 are under time charter contracts or protected from market fluctuations.

Management of Our Fleet

     The operations of our vessels are managed by Eurobulk, an affiliated company, under management contracts with each ship-owning company. Under our management agreements, Eurobulk is responsible for providing us with commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers, technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support; and shoreside personnel who carry out the management functions described above and certain accounting services.

     In exchange for providing us with the services described above, we pay Eurobulk 590 euros per vessel per day adjusted annually for inflation.

Our Competitive Strengths

     We believe that we possess the following competitive strengths:

o Experienced Management Team. Our management team has significant experience in operating drybulk carriers and expertise in all aspects of commercial, technical, operational and financial areas of our business. Our main shareholding family has over 100 years experience in shipping and enjoys a well established reputation. The Pittas family roots in shipping go back four generations to the 19th century. Nikolaos Pittas started the family business more than 125 years ago and has been followed by his sons and his grandsons, one of whom is Mr. John Pittas, a controlling shareholder of Friends, the largest shareholder of Euroseas. Aristides J. Pittas, his son, is the CEO, President, Chairman of the Board and a Director of Euroseas. Aristides P. Pittas, his nephew, is the Vice-Chairman of the Board and a Director of Euroseas. This experience enables management, among other things, to identify suitable shipping opportunities and time its investments in an efficient manner.

o Strong Customer Relationships. Through Eurobulk, our ship management company, and Eurochart, our chartering broker, we have many long-established customer relationships with major charterers and shipping pools (Klaveness), and we believe we are well regarded within the international shipping community.

o Profitable Operations to Date. The Pittas family, the principal owners of Eurobulk and of our largest shareholder, has operated vessels over the past 125 years. The vessels have been operated through various partnerships and different entities over these years. In 1995, the Pittas family separated its interests from Oceanbulk Maritime S.A. and formed Eurobulk in order to manage and operate its own vessels. Since the inception of Eurobulk, all vessel acquisitions have been profitable and the group's results, on a consolidated basis, have been profitable for each of the last five years. This was achieved by carefully selecting secondhand vessels, competitively commissioning and actively supervising cost-efficient shipyards to perform repairs, reconditioning and systems upgrading work, together with a proactive preventive maintenance program both ashore and at sea, and employing professional, well-trained masters, officers and crews. We believe that this combination allows us to minimize off-hire periods, effectively manage insurance costs, and control overall operating expenses.

Our Customers

     Our major charterer customers during the last three years include Bulkhandling/Klaveness, Cheng Lie, Swiss Marine, Hamburg Bulk Carriers, and Phoenix. We are a relationship driven company, and our top five customers in 2005 include four of our top five customers from 2004 (Cheng Lie, Swiss Marine, HBC, Pancoast, and Phoenix). Our top five customers accounted for approximately 65% of our total revenues in 2005, 68% of our total revenues for 2004 and 54% of our total revenues for 2003.

                                         Year Ended December 31,
Charterer
                               2003            2004             2005
-----------------------------------------------------------------------------

A                                 -               -            26.85%
B                            23.01%          11.50%            17.48%
C                                 -          20.60%            12.32%
D                            31.30%          12.20%                 -
E                                 -          14.07%                 -
F                                 -          10.52%                 -
G                            10.55%               -                 -


The Dry Cargo Industry

     Dry cargo shipping refers to the transport of certain commodities by sea between various ports in bulk or containerized form.

     The drybulk commodities are often divided into two categories -- major bulks and minor bulks. Major bulks include items such as coal, iron ore and grains, while minor bulks include items such as aluminum, phosphate rock, fertilizer raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap.

     There are four main classes of bulk carriers -- Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight ton ("dwt") capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 55,000 dwt, while Panamax vessels are those ranging from 55,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Capesize vessels.

     Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums) are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel. A contract of affreightment ("COA") is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which identified cargo will be carried over a specified period of time. COA's benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COA's benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each entered vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and contracts of affreightment with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

     Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade is the fastest growing sector of seaborne trade. Containerships are further categorized by their size measured in twenty-foot equivalent units (teu) and whether they have their own gearing. The different categories of containerships are as follows. Post-panamax vessels are vessels with carrying capacity of more than 4,000 teu. Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu. Sub-panamax vessels are vessels with carrying capacity from 2,000 to 3,000 teu. Handysize feeder containerships are vessels with carrying capacity from 1,000 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear. Finally, Feeder containerships are vessels with carrying capacity from 500 to 1,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports
(hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors

     We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, time charters or pools) through the use of Eurochart, an affiliated brokering company who negotiates the terms of the charters based on market conditions. We compete primarily with other owners of drybulk carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the feeder containership sector. Ownership of drybulk carriers and feeder containerships is highly fragmented and is divided among state controlled and independent bulk carrier owners. Some of our publicly owned competitors include:

     o    Diana Shipping (NYSE: DSX) -- larger vessels (13).

     o    Dryships (Nasdaq: DRYS) -- larger vessels (27).

     o Excel Maritime (NYSE: EXM) -- mix of vessels (17) primarily larger size.

     o    Eagle Bulk Shipping (Nasdaq: EGLE) -- handymaxes (14).

Seasonality

     Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States of America, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.

Environmental and Other Regulations

     Government regulation significantly affects the ownership and operation of our vessels. The vessels are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

     A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses and certificates for the operation of its vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of its vessels.

     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

     Environmental Regulation -- International Maritime Organization ("IMO")

     The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We had developed a plan to comply with the Annex VI regulations, which became effective once Annex VI became effective. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our ships.

     The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

     Environmental Regulations -- The United States of America Oil Pollution Act of 1990

     OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America, its territories and possessions or whose vessels operate in waters of the United States of America, which includes the United States' territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.

     Under OPA, vessel owners, operators, charterers and management companies are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

     OPA limits the liability of responsible parties for drybulk vessels that are over 3,000 gross tons to the greater of $1,200 per gross ton or $10 million (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

     We currently maintain for each of our vessels pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.

     OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty.

     OPA specifically  permits  individual  states to impose their own liability
regimes  with  regard  to  oil  pollution   incidents   occurring  within  their
boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We currently comply, and intends to comply in the future, with all applicable state regulations in the ports where our vessels call.

     Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA"), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

     o on-board installation of automatic information systems ("AIS"), to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate ("ISSC") that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

     Inspection by Classification Societies

     The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security ("ISPS") certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

     A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

     General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for ship owners and operators trading in the United States of America market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

     Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and FD&D insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel.

     Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Our vessels are members of the UK Club. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

C.   Organizational structure

Euroseas is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 and in exhibit
8.1 to this annual report.

D.   Property, plants and equipment

We do not own any real property. As part of the management services provided by Eurobulk during the period in which we conducted business to date, we have shared, at no additional cost, offices with Eurobulk. We do not have current plans to lease or purchase office space, although we may do so in the future.

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Our vessels are subject to mortgages. Specifically:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 dwt bulk carrier motor vessel Ariel, which was built in 1977 and acquired on March 5, 1993.

o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 dwt bulk carrier motor vessel Nikolaos P, which was built in 1984 and acquired on July 22, 1996.

o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 dwt bulk carrier motor vessel John P, which was built in 1981 and acquired on March 7, 1998.

o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 dwt bulk carrier motor vessel Pantelis P, which was built in 1981 and acquired on June 4, 1997.

o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 dwt container carrier motor vessel HM Qingdao 1 (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.

o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 dwt container carrier motor vessel Kuo Hsiung, which was built in 1993 and acquired on May 13, 2002.

o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 dwt bulk carrier motor vessel Irini, which was built in 1988 and acquired on October 15, 2002.

o Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 dwt container carrier motor vessel Artemis, which was built in 1987 and acquired on November 25, 2005.

o Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 dwt / 950 TEU multipurpose motor vessel m/v Tasman Trader, which was built in 1990 and acquired on April 27, 2006.

We have sold m/v John P and m/v Pantelis P in March and April 2006, respectively; m/v Pantelis P was delivered to the buyers on May 31, 2006, while m/v John P is to be delivered approximately at the end of June 2006.

As of December 31, 2005, our vessels m/v Ariel, m/v Nikolaos P, m/v John P and m/v Pantelis P were collateral to a loan with an outstanding balance of $9,500,000. As a result of the sale of m/v John P and m/v Pantelis P, an additional repayment of $3,000,000 will be made to the lender. Our vessels, m/v HM Quingdao 1 and m/v Kuso Hsiung were collateral to a loan with an outstanding balance of $17,000,000; our vessel m/v Irini was collateral to two loans with an aggregate balance of $6,560,000. Our vessel, m/v Artemis, was collateral to a loan with an outstanding amount of $15,500,000.

Item 4A   Unresolved Staff Comments

None.

Item 5.   Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to "our" and "us" refer to Euroseas, our subsidiaries and the predecessor operations of Euroseas, except where the context otherwise indicates or requires.

     We are a provider of international seaborne transportation services for the drybulk and containerized cargo markets. As of December 31, 2005, out fleet consisted of eight vessels, comprised of five drybulk carriers and three containerships with a total capacity of 190,904 deadweight tons, or dwt, and 4,636 twenty-foot equivalent units, or teu.

     We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment (please refer to the section "The Dry Cargo Industry" under Item 4B for a description of the above mentioned types of vessel employment). As of December 31, 2005, one of our vessels participated in a shipping pool.

     Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria. Containerships are employed almost exclusively on time charter contracts. We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

     We constantly evaluate secondhand vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow, as well as, sale opportunities of certain of our vessels. Since December 31, 2005, we have purchased one multipurpose ship (m/v Tasman Trader built in 1990) and sold two of our drybulk vessels (m/v John P and m/v Pantelis P, both built in 1981) in accordance with our strategy of renewing our fleet and expanding it utilizing the funds we raised from our Private Placement in August 2005.

A.   Operating results

Lack of Historical Operating Data for Vessels Before their Acquisition

     Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, we do not conduct historical financial due diligence when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standard agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may acquire vessels with a time charter. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

     When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

     o    obtain the charterer's consent to us as the new owner;

     o    obtain the charterer's consent to a new technical manager;

     o    obtain the charterer's consent to a new flag for the vessel;

     o    arrange for a new crew for the vessel;

     o replace all hired equipment on board, such as gas cylinders and communication equipment;

     o negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

     o register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

     o    implement a new planned maintenance program for the vessel; and

     o ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Factors Affecting Our Results of Operations

     We believe that the important measures for analyzing trends in the results of our operations consist of the following:

     Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

     Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

     Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

     Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

     Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

     Time Charter Equivalent ("TCE"). A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (containership are chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels.

Basis of Presentation and General Information

     We use the following measures to describe our financial performances:

     Voyage revenues. Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market and other factors affecting spot market charter rates in both the drybulk carrier and containership markets.

     Commissions. We pay commissions on all chartering arrangements of 1-1.25% to Eurochart, one of our affiliates, plus additional commission of usually up to 5% to other brokers involved in the transaction. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

     Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period.

     Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically changed in line with the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general (including, for instance, developments relating to market prices for insurance or inflationary increases) may also cause these expenses to increase.

     Management fees. These are the fees that we pay to Eurobulk, our ship manager and an affiliate, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee is 590 Euros per vessel per day and is payable monthly in advance adjusted annually for inflation. Depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition.

     Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the date of original construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods. During 2004, management changed its estimate of the scrap value of its vessels.

     Amortization of deferred drydocking costs. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

     Interest expense. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period is accrued. Loan cost are amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.

     General and administrative expenses. We will incur expenses consisting mainly of executive compensation, professional fees, directors liability insurance and reimbursement of our directors' and officers' travel-related expenses. General and administrative expenses will increase following the completion of our Private Placement and Euroseas becoming a public company due to the duties typically associated with public companies. We acquire executive services, our CEO, CFO and Secretary, through Eurobulk. In 2005, executive compensation for such services to us as a public company was $250,000 starting in July 2005, incremental to the management fee. On an annualized basis, the compensation for executive services is estimated to be approximately $500,000 adjusted annually for inflation.

     In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Captial Expenditures" below). In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk, containership and multipurpose vessel market, the availability of purchase candidates, available employment and our general assessment of economic prospects for the sectors in which we operate.

Results from Operations

Year ended December 31, 2005 compared year ended December 31, 2004.

     Voyage revenues. Voyage revenues for the period were $44.52 million, down 2.6% compared to the same period in 2004 during which voyage revenues amounted to $45.72 million. The decrease was primarily due to the lower charter rates our vessels achieved, the fact that we operated on average fewer vessels compared to the same period in 2004 (on average 7.10 vessels in 2005 versus 7.31 vessels in 2004) and the lower utilization rate of our available days (97.4% in 2005 compared to 99.5% in 2004). Our fleet of 7.10 vessels had throughout the period 38 unscheduled offhire days, primarily due to an unscheduled repair for m/v Ariel, and, 45 days of scheduled off-hire for the drydocking of m/v Irini and m/v John P, generating an average TCE rate per vessel of $17,643 per day compared to $17,839 per day per vessel for the same period in 2004. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. Shipping markets weakened in the second half of 2005 influencing a portion of the TCE earned by some of our vessels.

     Commissions. Commissions for the period were $2.39 million. At 5.36% of voyage revenues, commissions were higher than in the same period in 2004. For the year ended December 31, 2004 commissions amounted to $2.22 million, or 4.85% of voyage revenues. The higher level of commissions in 2005 is due to the fact that fewer vessels operated in pools (where commissions are paid by the pool thus reducing the commissions paid by us).

     Voyage expenses. Voyage expenses for the year were $0.67 million related to expenses for certain voyage charters. For the year ended December 31, 2004 voyage expenses amounted to $0.37 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction of voyage revenues; in 2005, we had more voyage charters than in 2004 which resulted in higher voyage expenses.

     Vessel operating expenses. Vessel operating expenses were $8.61 million for the period compared to $8.91 million for the same period in 2004. This difference was due to the lower average number of vessels we operated in 2005, specifically an average of 7.10 vessels in 2005 compared to 7.31 vessels in 2004. Daily vessel operating expenses per vessel were rather stable between the two periods at $3,322 per day in 2005 compared to $3,327 per day in 2004.

     Management fees. These are the fees we pay to Eurobulk under our management agreement with it. As of December 31, 2005, Eurobulk charged us 590 Euros per day per vessel totalling $1.91 million for the period, or $738 per day per vessel. For the same period in 2004, management fees amounted to $1.97 million, or $737 per day per vessel based on the same daily rate per vessel of 590 Euros. The Euro exchange rate has been on average the same during 2005 and 2004. The increase in the management fees paid in 2005 also resulted from an increase in the average number of vessels we owned during the period; in 2005, we owned 7.38 vessels compared to an average of 7.10 vessels we owned during 2004.

     Depreciation and amortization. Depreciation and amortization for the period was $4.21 million. This consists of $2.66 million of depreciation and $1.55 million of amortization of deferred drydocking expenditures. Comparatively, depreciation and amortization for the same period in 2004 amounted to $2.53 million and $0.93 respectively for a total of $3.46 million. Depreciation in 2005 is higher that in 2004 despite the lower average number of vessels because the depreciation associated with m/v Artemis which was bought in November 2005 was higher than the corresponding depreciation of m/v Widar which was sold in April 2004. Amortization for 2005 is higher than the same period in 2004 due to the amortization of additional drydocking expenditures incurred in 2004 and 2005.

     Gain or Loss from vessel sales. There were no vessel sales in the year ended December 31, 2005. In 2004, m/v Widar was sold on April 24 for a gain of $2.32 million.

     Interest and finance costs, net. Interest and finance costs, net for the period were $1.04 million. Of this amount, $1.50 million relates to interest incurred and loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.46 million of interest income during the period. Comparatively, during the same period in 2004, net interest and finance costs amounted to $0.52 million, comprised by $0.71 million of interest incurred and loan fees and offset by $0.19 million of interest income. Interest incurred and loan fees are higher in 2005 due to the higher loan amount outstanding as a result of the new loans undertaken in May 2005 and December 2005.

     Derivative and Foreign Exchange Gains or Losses. During the period, we had a derivative loss of $0.10 million due to an interest rate swap on a notional amount of $5 million, and foreign exchange gains of less than $0.01 million. In the same period in 2004, there was a net derivative gain of $0.03 million (same interest rate swap) and foreign exchange losses of less than $0.02 million.

     Net income. As a result of the above, net income for the year ended on December 31, 2005 was $25.18 million compared to $30.61 million for the same period in 2004 representing a decrease of 17.7%.

For the year ended December 31, 2004 compared to the year ended December 31, 2003.

     Voyage revenues. Voyage revenues for the year ended December 31, 2004 were $45.72 million, up 76%, compared to $25.95 million for the year ended December 31, 2003. Results for 2004 reflect contributions from m/v Widar up to April 24, as the vessel was sold on that day. Our fleet operated throughout the period, with less than 12 unscheduled off-hire days and about 123 days of scheduled drydocking resulting in an fleet utilization rate of 99.5% and averaging a TCE rate per vessel of $17,839 per day; the corresponding fleet utilization and average TCE equivalent for the year ended December 31, 2003 are 99.3% and $8,965 per vessel per day.

     Commissions. Commissions in 2004 were $2.22 million and amounted to 4.85% of voyage revenues. Commissions for 2003 were $0.91 million amounting to 3.49% of voyage revenues. Commissions were higher as a percentage in 2004 than in 2003 due the fact that fewer vessels participated in shipping pools in 2004. Shipping pools pay most commissions before distribution of profits, and, thus the distribution to the pool participants is net of third party commissions (we paid only commission to Eurochart for our pool derived revenues).

     Voyage expenses. Voyage expenses in 2004 of $0.37 million relate to expenses for certain voyage charters. Voyage expenses for 2003 were $0.44 million.

     Vessel operating expenses. Vessel operating expenses in 2004 were $8.91 million reflecting the operation of an average of 7.31 vessels. Daily vessel operating expenses per vessel were $3,327 per day, about 11% higher than daily vessel operating expenses for 2003 which were $3,005 increase primarily due to higher insurance costs of $98 per vessel per day, higher costs for spare parts and consumable stores of $87 per vessel per day and an increase of $101 per vessel per day for crew and related expenses. The total operating expenses in 2003 were $8.78 million reflecting the operation of 8 vessels for the full year.

     Management fees. These are the fees we pay to Eurobulk under our management agreement with it. Management fees in 2004 amounted to $1.97 million or $740 per calendar day per vessel based on our contract rate of 590 euros per day and the prevailing exchange rate of dollar to euro. In 2003, management fees amounted to $1.72 million or $590 per calendar day per vessel. The difference of the fee on a per day per vessel basis is primarily attributed to the fact that the management fee was changed from $590 in 2003 to 590 euros per day per vessel in 2004, the different number of shipdays and the U.S. dollar to Euro exchange rate.

     Depreciation and amortization. Depreciation and amortization in 2004 was $3.46 million. As the vessel m/v Widar was sold in April 2004, the depreciation charge was reduced for the period after the sale of the vessel and amounted to $2.53 million for the year. In 2004, we have revised upwards (from $170/ton to $300/ton) our estimate of the scrap price per lightweight ton, and, the expected life for m/v Ariel from 28 to 30 years (as it had gone through a special survey and was not expected to be sold before 2007); as a result the depreciation charge was lower by $1.40 million reflecting the above adjustments and, consequently, net income for the period was $1.40 million higher or $0.05 per share. Amortization of deferred drydock expenses for the period amounted to $0.93 million, 55% higher than in 2003 due to additional drydocking expenditures during 2003 and 2004. Depreciation for 2003 was $4.16 million while amortization of deferred drydocking costs was $0.60 million.

     Gain or loss on vessel sale. m/v Widar was sold on April 24, 2004 for a net gain of $2.32 million. There were no vessel sales during 2003.

     Interest and finance costs, net. Interest and finance costs, net in 2004 were $0.52 million. Of this amount, $0.71 million relates to interest incurred and loan fees and expenses paid and deferred loan fees written-off during the period offset by $0.19 million of interest income during the period. Net interest expense for the period ended December 31, 2003 was $0.76 million reflecting primarily lower interest income of $0.04 million and higher interest incurred and loan fees of $0.79 million.

     Derivative and Foreign Exchange Gains or Losses. During the year ended December 31, 2004, we had a derivative gain due to an interest rate swap on a notional amount of $5 million of $0.03 million, and, foreign exchange losses of less than $0.01 million. In the year ended to December 31, 2003, there was no derivative exposure and foreign exchange losses of less than $0.01 million.

     Net income. Net income for the year ended December 31, 2004 was $30.61 million compared to $8.43 million for the year ended December 31, 2003, an increase of 263%.

Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations is based upon our consolidated condensed financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

     Depreciation

     We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to range from 25 to 30 years from date of initial delivery from the shipyard. We believe that the 25 to 30 year range of depreciable life is consistent with that of other ship owners. One of our vessels has already reached an age of 28 years and continues to be employed. Depreciation is based on cost less the estimated residual scrap value. In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per LWT to better reflect market price developments in the scrap metal market. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

     Deferred drydock costs

     Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard cost of hiring riding crews to perform specific tasks determined by us in accordance with the requirements of the classification society in connection with the drydocking and parts used in performing such tasks, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we have revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

     Impairment of long-lived assets

     We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet entities. It provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than voting interests. It requires consolidation of Variable Interest Entities ("VIEs") only if those VIEs do not effectively disperse the risks and benefits amount the various parties involved. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN 46R"), which clarified certain complexities of FIN 46. FIN 46R is applicable for financial statements issued for reporting periods that end after March 5, 2004. The Company has reviewed FIN 46R and determined that the adoption of the standard will not have a material impact on the financial statements.

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No. 123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

     On December 16, 2004, FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions ("FAS 153"). This statement amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

     FASB has issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

     SFAS No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006. The Company does not believe that this pronouncement will have and effect on it's financial condition, results of operation or cash flows.

     In February  2006,  the FASB issued SFAS No. 155,  "Accounting  for Certain
Hybrid Financial Instruments." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

     SFAS No. 155 permits fair value re-measurement for any hybrid financial instruments that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

     SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

     On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment" (Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

     In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47 "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", which clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143 "Accounting for Asset Retirement Obligations". Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the effect that adoption of FIN 47 will have on the Company's financial position and results of operations.

B.   Liquidity and Capital Resources

     Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our Private Placement, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward. In our opinion our working capital is sufficient for our present requirements.

Cash Flows

     As of December 31, 2005, we had a cash balance of $20.45 million, funds due from related companies of $3.01 million and $1.08 million cash in restricted retention accounts. Amounts due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from related parties mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. The amount of $3.01 million due from related parties as of December 31, 2005 therefore consists entirely of such deposits. As of March 31, 2006 the amount due from related party was approximately $0.24 million. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Working capital is current assets minus current liabilities, including the current portion of long term debt. We have a working capital surplus of $6.94 million including the current portion of long term debt which was $14.43 million as of December 31, 2005. The working capital surplus includes the un-invested portion of the funds from our Private Placement which are estimated at about $12 million after expenses of $3.5 (paid and accrued) and after the $5.50 million used for the purchase of m/v Artemis in November 2005. All of the $46.88 million dividend declared/return of capital was paid as of December 31, 2005. We consider our liquidity sufficient for our operations.

     Net cash from operating activities.

     Our net cash from operating activities for 2005 was $20.59 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk and another related party, on our behalf, collect our chartering revenues and pay our chartering expenses. Net income for the period was $25.18 million, which was reduced by amounts due from related parties of $7.64 million. The increase in the amounts due from related companies is primarily due to a payment of the amount due to related companies of $4.63 million as of December 31, 2004 and advances to our fleet manager of funds to pay for all anticipated vessel expenses. In the same period in 2004, net cash flow from operating activities was $34.21 million based on a contribution of net income of $30.61 million.

     Net cash from investing activities.

     We purchased m/v Artemis for $20.82 million and we had to put in retention accounts $1.01 million to satisfy requirements of our new loan facilities for a total of funds used in investment activities of $21.83 million. During the same period in 2004, cash flow from investing activities amounted to $6.76 million contribution reflecting the sale of m/v Widar in April 2004.

     Net cash used in financing activities.

     In 2005, net cash provided by financing activities amounted to $6.19 million. This is mainly accounted by proceeds from our Private Placement and share capital increases of $18.70 million and net proceeds from long term debt of $34.57 offset by $46.88 million of dividend / return of capital and $0.21 million in loan arrangement fees paid. In 2004, net cash used in financing activities amounted to $33.57 million reflecting dividend payments of $26.96 million and repayment of debt of $6.61 million.

Debt Financing

     We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. During May 2005, we repaid loans of $1.40 million and refinanced another $8.89 million and drew down $37.70 million of new loans in addition to $3.70 million of a continuing credit facility. On December 30, 2005, we drew $15.50 million of a loan signed on December 28, 2005 to partly finance the acquisition of m/v Artemis.

     As of December 31, 2005, after considering the loan refinancing and new loans discussed in the preceding paragraph, we had five outstanding loans with a combined outstanding balance of $48.56 million. These loans have maturity dates between 2008 and 2011. Our long-term debt as of December 31, 2005 comprises bank loans granted to our vessel-owning subsidiaries. A description of our loans as of December 31, 2005 is provided in Note 9 of our attached financial statements.

     Our loans have various covenants which include restrictions to changes in management and ownership of the vessels, distribution of dividends or any other distribution of profits or assets, additional indebtedness and mortgaging of vessels without lenders' consent, the sale of vessels, as well as minimum requirements regarding the hull cover ratio and corporate liquidity. If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash. Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. We are not in default of any credit facility covenant as of December 31, 2005.

Capital Expenditures

     We make capital expenditures from time to time in connection with our vessel acquisitions. Our two most recent vessel acquisitions consists of one containership, m/v Artemis, which was delivered to us in November 2005, and one multipurpose vessel, m/v Tasman Trader, which was delivered to us in April 2006. We financed both of those purchases initially with 100% equity. We subsequently arranged for a loan to partly finance the acquisition of m/v Artemis and we are in the process to arrange for a loan to finance partly the acquisition of m/v Tasman Trader to free funds for further acquisitions.

     In March and April 2006, we signed agreements to sell m/v John P and m/v Pantelis P. We delivered m/v Pantelis P on May 31, 2006, and we expect to deliver m/v John P during June 2006. We will use part of the proceeds from the sale of the above two vessels to repay a portion of the vessels' debt and possibly for additional acquisitions.

     Two of our vessels in our operating fleet underwent scheduled special surveys in 2005, one vessel underwent special survey in 2006 and one additional vessel is scheduled to undergo a special survey in 2006. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

     On May 12, 2006, the Company announced the declaration of its third consecutive dividend since its Private Placement in August 2005. This dividend of $0.06 per common share was paid on or about June 16, 2006 to all shareholders of record as of June 2, 2006. This follows the Company's prior dividend declarations of $0.06 per common share on February 7, 2006 and of $0.07 per share on November 2, 2005. The aggregate amount of all such dividends was $7,193,462.

C.   Research and development, patents and licenses, etc.

     We  incur  from  time to time  expenditures  relating  to  inspections  for
acquiring  new  vessels  that  meet  our  standards.   Such   expenditures   are
insignificant and they are expensed as they incur. D. Trend information

D.   Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk, containership and multipurpose carriers are primarily a function of the underlying balance between vessel supply and demand.

     The demand for drybulk carrier, containership and multipurpose vessel capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main reasons for the resurgence in drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last five years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004 and the first half of 2005, absorbing additional tonnage especially in the drybulk market.

     The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of December 31, 2005, the global drybulk carrier orderbook amounted to approximately 67 million dwt, or about 19% of the existing fleet, with most vessels on the orderbook expected to be delivered within 30 months. Containership orderbook (including multipurpose vessels) amounted to approximately 9.6 million teu, or about 53% of the existing fleet with most vessels, again, expected to be delivered within 30 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been 26 years. However, due to recent strength in the drybulk and container shipping industry, the average age at which the vessels are scrapped has increased; during 2004 and 2005, the majority of the handysize and handymax bulkers and feedership containerships that were scrapped were between 28-30 years old.

E.   Off-balance Sheet Arrangements

As of December 31, 2005 we did not have any off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

     Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2005:

                                             Less Than         One to
                                                   One         Three          Three to           More Than
In U.S. dollars              Total                Year         Years          Five Years         Five Years
--------------------------------------------------------------------------------------------------------------------
Bank debt                $ 48,560,000     $ 14,430,000      $ 23,630,000     $ 8,600,000        $  1,900,000
Interest Payment (1)     $  7,377,000     $  2,766,000      $  3,410,000     $ 1,141,000        $     60,000
Management fees (2)      $  8,284,202     $  2,041,825      $  3,971,477     $ 2,270,900                   -

----------
     (1) Assuming the amortization of the loan described above and an estimated average effective interest rate of about 6.68%, 7.70%, 7.40% and 7.25% for the four periods, respectively, based on an underlying assumption for LIBOR of 5.50%.

     (2) Refers to our obligation for management fees of 590 Euros per day per vessel (approximately $738) for the eight vessels owned by Euroseas at December 31, 2005 and those acquired and sold in 2006 under our five-year management contract, which expires on January 31, 2010. For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed approximately at 1.25 USD/Euro).


G.   Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.   Directors, Senior Management and Employees

A.   Directors and Senior Management

     The following sets forth the name and position of each of our directors and executive officers.

Name                       Age   Position
----                       ---   --------
Aristides J. Pittas        47    Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis     46    CFO and Treasurer; Class A Director
Aristides P. Pittas        54    Vice Chairman; Class A Director
Stephania Karmiri          38    Secretary
Panagiotis Kyriakopoulos   45    Class B Director
George Skarvelis           45    Class B Director
George Taniskidis          45    Class C Director
Gerald Turner              58    Class C Director

     Aristides J. Pittas has been a member of our board of directors and our Chairman and CEO since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliate. He resigned as Managing Director in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manger of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle -- Upon-Tyne and a MSc in both Ocean Systems Management and Navel Architecture and Marine Engineering from the Massachusetts Institute of Technology.

     Dr. Anastasios Aslidis has been our CFO and Treasurer and member of our Board since September 2005. Priors to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 18 years of experience in the maritime industry. Between 2003 and 2005, as part of his work at Marsoft Inc., he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords; he was, also, consultant to the Board of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his work at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft's services. Between 1991 and 1993, Dr. Aslidis work on the economics of the offshore drilling industry. Between 1989 and 1991, he worked on the development of a trading support system for the drybulk shipping industry on behalf of a major European owner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management
(1984) and Operations Research (1987) from MIT, and a Ph.D. in Ocean Systems Management (1989) also from MIT.

     Aristides P. Pittas has been a member of our board of directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 70 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a S+P broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

     Stephania Karmiri has been our Secretary since our inception on May 5, 2005. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, our affiliate. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.

     Panagiotis Kyriakopoulos has been a member of our board of directors since its inception. Since July 2002, he has been the C.E.O. of New Television S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is a member of the Board of Directors of the Hellenic Post and General Secretary of the Hellenic Private Television Owners Union. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne and a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology.

     George Skarvelis has been a member of our board of directors since our inception. He has been active in shipping since 1982. In 1992, he founded Marine Spirit S.A., a ship management company. Between 1999 and 2003, Marine Spirit acted as one of the crewing managers for Eurobulk. From 1986 until 1992, Mr. Skarvelis was operations director at Markos S. Shipping Ltd. From 1982 until 1986, he worked with Glysca Compania Naviera, a management company of five vessels. Over the years Mr. Skarvelis has been a shareholder in numerous ships. He has a B.Sc. in economics from the Athens University Law School.

     George Taniskidis has been a member of our board of directors since our inception. He is the Chairman and Managing Director of NovaBank and a member of the Board of Directors of BankEuropa (subsidiary bank of NovaBank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

     Gerald Turner has been a member of our board of directors since our inception. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W.Payne Hellas (member of the Sedgwik group).

     Family Relationships

     Aristides P. Pittas is the cousin of Aristides J. Pittas, our CEO.

B.   Compensation

     Executive Compensation

     We have an executive services agreement with Eurobulk for the provision of the services of our executives, Mr. Aristides J. Pittas, Mr. Anastasios Aslidis and Mrs. Stephania Karmiri, for which we compensate Eurobulk $500,000 per year adjusted annually for inflation. During 2005 we paid Eurobulk for the provision of such services an aggregate of $250,000, reflecting commencement of the provision of such services in July 2005.

     Director Compensation

     Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.

     Directors who are not our employees, do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $10,000, plus an additional retainer of $5,000, if serving as Chairman of the Audit Committee.

     All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

C.   Board Practices

     The term of our Class A directors expired in 2005. The Class A directors will continue to act as directors until the next annual meeting when elections will take place. The term of our Class B directors expires in 2006 and the term of our Class C directors expires in 2007.

     Audit Committee

     We currently have an audit committee comprised of three independent members of our board of directors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and financial expert), Mr. Gerald Turner and Mr. George Taniskidis. Our Board decided not to set-up a compensation or nominations committee, and instead, the entire Board performs those responsibilities.

     Code of Ethics

     We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC.

     Corporate Governance

     Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices followed by us in lieu of NASDAQ's corporate governance rules are described below.

     o We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

     o In lieu of a compensation committee comprised of independent directors, our board of directors will be responsible for establishing the executive officers' compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

     o In lieu of a nomination committee comprised of independent directors, our board of directors will be responsible for identifying and
          recommending   potential   candidates  to  become  board  members  and
          recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

     o In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall
          Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board and the Board in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

     o As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

     o In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

     Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

D.   Employees

     We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the salaries of our CEO, CFO and Secretary. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel. As of December 31, 2005, 65 officers and 120 crew members served on board the vessels in our fleet.

E.   Share Ownership

     The following table sets forth certain information the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group.

                                                               Shares
                                     Name of                Beneficially      Percent
  Title of Class                 Beneficial Owner(1)           Owned         of Class
------------------------------------------------------------------------------------------
     Common Stock          Aristides J. Pittas(2)               714,100          1.89%
     Common Stock          George Skarvelis(3)                1,576,971          4.17%
     Common Stock          George Taniskidis(4)                  29,754          *
     Common Stock          Gerald Turner (5)                    422,509          1.12%
     Common Stock          Panagiotis Kyriakopoulos (6)         178,525          *%
     Common Stock          Aristides P. Pittas(7)             2,439,842          6.44%
     Common Stock          Anastasios Aslidis                         0          *
     Common Stock          Stephania Karmiri(8)                   5,951          *
     Common Stock          All directors and officers         5,367,652         14.18%
                           and 5% owners as a group
----------
*    Indicates less than 1.0%.

(1) Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2) Includes 714,100 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(3) Includes 1,576,971 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest.

(4) Includes 29,754 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.

(5) Includes 422,509 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.

(6) Includes 178,525 shares of common stock held of record by Friends, by virtue
of  Mr.  Kyriakopoulos'   ownership  in  Friends.  Mr.  Kyriakopoulos  disclaims
beneficial ownership except to the extent of his pecuniary interest.

(7) Includes 2,439,842 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(8) Includes 5,951 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.


All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

     Equity Incentive Plan

     We do not currently have any equity incentive plans. However, we expect to adopt an equity incentive plan which will entitle our officers, key employees and directors to receive options to acquire shares of our common stock, restricted shares and stock appreciation rights.

     Options

     No options were granted during the fiscal year ended December 31, 2005. There are currently no options outstanding to acquire any of our shares.

Item 7.   Major Shareholders and Related Party Transactions

A.   Major Stockholders

     The following table sets forth certain information regarding the beneficial ownership of our common stock by each person or entity known by it to be the beneficial owner of more than 5% of the outstanding shares of our common stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held. To our knowledge, there has not been any change in ownership by any stockholder listed in the table.

                                                 Shares
                       Name of                 Beneficially         Percent
Title of Class   Beneficial Owner(1)              Owned            of Class
--------------------------------------------------------------------------------
Common Stock     Friends Investment
                 Company Inc.(2)                29,754,166           78.59%
Common Stock     Aristides J. Pittas(3)            714,100            1.89%
Common Stock     George Skarvelis(4)             1,576,971            4.17%
Common Stock     George Taniskidis(5)               29,754              *
Common Stock     Gerald Turner(6)                  422,509            1.12%
Common Stock     Panagiotis Kyriakopoulos(7)       178,525              *
Common Stock     Aristides P. Pittas(8)          2,439,842            6.44%
Common Stock     Anastasios Aslidis                      0              *
Common Stock     Stephania Karmiri(9)                5,951              *
Common Stock     All directors and officers
                 and 5% owners as a group       29,754,166           78.59%


----------
* Indicates less than 1.0%.

(1) Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Exchange Act and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2) John Pittas has investment power and voting control over these securities.

(3) Includes 714,100 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(4) Includes 1,576,971 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest.

(5) Includes 29,754 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.

(6) Includes 422,509 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.

(7) Includes 178,525 shares of common stock held of record by Friends, by virtue
of  Mr.  Kyriakopoulos'   ownership  in  Friends.  Mr.  Kyriakopoulos  disclaims
beneficial ownership except to the extent of his pecuniary interest.

(8) Includes 2,439,842 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(9) Includes 5,951 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.


B.   Related Party Transactions

     Each of our vessel owning subsidiaries has entered into a management contract with Eurobulk, an affiliated company. Pursuant to the management contracts, Eurobulk is responsible for all aspects of management and maintenance for each of the vessels. Pursuant to the management agreements, we are obligated to pay Eurobulk 590 Euros per vessel per day, adjusted annually for inflation, to provide all ship operations management and oversight, including supervising the crewing, supplying, maintaining and drydocking of vessels, commercial management regarding identifying suitable vessel charter opportunities and certain accounting services. These agreements were renewed on January 31, 2005 with an initial term of 5 years and will automatically be extended after the initial period. Termination is not effective until 2 months following notice having been delivered in writing by either party after the initial 5-year period.

     We receive chartering and S&P services from Eurochart S.A., an affiliate, and pay a commission of 1 -- 1.25% on charter revenue and 1% on vessel purchase or sale price. We will pay commissions to major charterers and their brokers as well that usually range from 3.75% -- 5.00%. Since January 1, 2006, Eurochart S.A. received (or, is entitled to receive when the vessel is delivered to buyers) commissions of $107,750, $49,500 and $46,500 for the purchase of m/v Tasman Trader, the sale of m/v John P and the sale of m/v Pantelis P, respectively, corresponding to the 1% of the purchase or sale price as per the above agreement (see also Item 8B).

     More Maritime Agencies Inc. are crewing agents and Sentinel Marine Services Inc. are insurance brokering companies and affiliates to whom we will pay a fee of $50 per crew member/month and a commission on premium not exceeding 5%, respectively.

     We believe that the fees we pay to affiliated entities are no greater than what we would pay to non-affiliated third parties and are standard industry practice. However, there could be conflicts due to these affiliations.

     Aristides J. Pittas, Euroseas' President, CEO and Chairman, has provided personal guarantees for some of Euroseas' debts. Eurobulk has provided corporate guarantees for such debts.

     We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, including restrictions included in the lock-up agreement to which Friends is a party, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

C.   Interests of Experts and Counsel

Not Applicable.

Item 8.   Financial information

A.   Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows

Dividend Policy

     Our policy is to declare and pay quarterly dividends to shareholders from our net profits each February, May, August and November in amounts the Board of Directors may from time to time determine are appropriate. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels. However, we do not believe that the acquisition of vessels to our fleet will impact our dividend policy of paying quarterly dividends to our shareholders out of our net profits. We believe that the addition of vessels to our fleet in the future should enable us to pay a higher dividend per share than we would otherwise be able to pay without additional vessels since such additional vessels should increase our earnings. However, we cannot give any current estimate of what dividends may be in the future since any such dividend amounts will depend upon the amount of revenues those vessels are able to generate and the costs incurred in operating such vessels. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of its subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk, containership or multipurpose charter market, our earnings would be negatively affected, thus limiting its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of Euroseas.

     Euroseas paid $687,500, $1,200,00,  $26,962,500 and $46,875,223 (consisting of $30,175,223 of dividends and $16,700,000 as return of capital) in 2002, 2003, 2004 and 2005, respectively. Over the period January 1, 2002 to June 30, 2005, Euroseas paid substantially all of its net income as dividends. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it intends to pay dividends on a quarterly basis since it has become a public company. Since our Private Placement in August 2005, we declared and paid dividends of $2,650,223 for the third quarter of 2005 and $2,271,620 for each of the fourth quarter of 2005 and first quarter of 2006 (the last two dividend payments were made in 2006).

B.   Significant Changes

After December 31, 2005 the following significant events occurred:

(a) The SEC declared effective on February 3, 2006 the Company's registration statement on Form F-4 that registered the 1,079,167 Euroseas common shares issued to Cove shareholders. A definitive joint information statement/prospectus describing the merger was mailed to Cove stockholders on or about February 8, 2006. The Cove common stock continued to trade on the OTCBB until the consummation of the merger [see item (f) below].

(b) The SEC also declared effective on February 3, 2006 the Company's registration statement on Form F-1 that registered the re-sale of the 7,026,993 Euroseas common shares and 1,756,743 Euroseas common shares issuable upon the exercise of the warrants issued in connection with the Private Placement, as well as 818,604 shares issued to certain Cove shareholders as part of the merger with Cove.

(c) On February 7, 2006 the Board of Directors declared a cash dividend of $0.06 per Euroseas common share (i) payable on or about March 2, 2006 to the holders of record of Euroseas common shares as of February 28, 2006, and (ii) payable to Cove shareholders who were entitled to receive Euroseas common shares in connection with the merger, with such payment being made only to the holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove common shares for Euroseas common shares [see item (f) below].

(d) The Company submitted on February 10, 2006 an application to list its common shares on the OTCBB. On March 2, 2006, the Company received approval to list its common stock on the OTCBB.

(e) On March 20, 2006, a subsidiary of the Company signed a Memorandum of Agreement to sell m/v John P, a handysize bulk carrier of 26,354 dwt built in 1981 for $4.95 million. The vessel is to be delivered to the buyers in late June / early July 2006.

(f) On March 27, 2006, Euroseas consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased. Cove stockholders received 0.102969 shares of Euroseas common shares (or an aggregate of 1,079,167 Euroseas common shares) and received dividends of $0.01339 for each share of Cove common stock owned (or an aggregate of $140,334) related to dividends previously declared by Euroseas. Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc. Following the merger, and following the exchange of all common stock of Cove into Euroseas common shares, Euroseas has a total of 37,860,341 common shares outstanding. Also, the common stock of Cove has been de-listed and no longer trades on the OTCBB.

(g) On April 10, 2006, Xenia International Corp., a wholly-owned subsidiary of the Company signed a Memorandum of Agreement to purchase m/v Tasman Trader, a multipurpose dry cargo vessel of 22,568 dwt and 950 TEU built in 1990 for $10.78 million. The total cost of the vessel was $10.82 million. The vessel was delivered on April 27, 2006. The acquisition was financed 100% with equity from the Company's cash reserves. The Company intends to draw a loan to finance part of the cost of the acquisition but has not entered into any agreement with any bank.

(h) On April 11, 2006, a subsidiary of the Company agreed to sell m/v Pantelis P, a handysize bulk carrier of 26,354 DWT built in 1981 for a gross price of $4.65 million less 4% sales commissions. The vessel was delivered to the buyers on May 31, 2006. As a result of the sale of m/v Pantelis P and of m/v John P, the Company has agreed to make a $3,000,000 additional re-payment to the bank financing the above ships (along with m/v Ariel and m/v Nikolaos) thereby reducing the remaining repayments of the loan proportionally over the current outstanding balance for this loan of $7,400,000. The revised loan repayment schedule agreement has not been signed. $1,500,000 of the additional repayment was made on May 31, 2006, following the delivery to the buyers of m/v Pantelis P.

(i) On May 9, 2006, the Board of Directors declared a cash dividend of $0.06 per Euroseas common share payable on or about June 16, 2006 to the holders of record of Euroseas common shares as of June 2, 2006.

(j) On June 26, 2006, the Company was informed that a loan facility for an amount not to exceed $8,250,000 to partly finance the purchase of m/v Tasman Trader was approved by Fortis Bank. The facility is to be repaid in 23 equal consecutive quarterly installments of $265,000 each, the first installment commencing three months from drawdown. In addition, a final balloon payment of $2,155,000 will be payable together with the 23rd and final installment. The facility has similar covenants to the rest of the Company's loans. The Company signed the loan facility on June 30, 2006.


Item 9.   The Offer and Listing

A.   Offer and Listing Details

     The trading market for shares of our common stock is the OTCBB, on which our shares trade under the symbol "ESEAF.OB". The following table sets forth the high and low closing prices for shares of our common stock since our listing in the OTCBB, as reported by the OTCBB.

Period                  High    Low
---------------------------------------
2006................    6.31    2.85
2nd quarter 2006....    6.31    2.85
May 2006............    6.31    3.25
June 2006...........    3.45    2.85


B.   Plan of Distribution

     Not Applicable.

C.   Markets

     The trading market for shares of our common stock is the OTCBB, on which our shares trade under the symbol "ESEAF.OB". We have applied to list the shares of our common stock on the NASDAQ National Market, but have not yet qualified for listing.

D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue

     Not Applicable.

Item 10.  Additional Information

A.   Share Capital

     Not Applicable.

B.   Memorandum and articles of association

     We refer you to the Section of our F-1 Registration Statement (File No. 333-129145) entitled "Description of Euroseas Securities" and Exhibits 3.1 and
3.2 thereto as filed on October 20, 2005 with the SEC, incorporated by reference herein.

C.   Material Contracts

     We have no material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.   Exchange Controls

     Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.   Taxation

     The following is a discussion of the material Marshall Islands and United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

     We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax Considerations

     The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders, as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Euroseas and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

     Taxation of Operating Income: In General

     Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

     Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted to engage in transportation that produces income which is considered to be 100% from sources within the United States.

     Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

     In the  absence  of  exemption  from  tax  under  Section  883,  our  gross
U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

     Exemption of Operating Income from United States Federal Income Taxation

     Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

     o we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

either

     o more than 50% of the value of our stock is owned, directly or indirectly, by "qualified stockholders," individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

     o our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

     The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

     We believe that we will satisfy the 50% Ownership Test. However, there can be no assurance that we will be able satisfy the 50% Ownership Test in the future. For example, we may be unable to satisfy the 50% Ownership Test if (i) the status of our stockholders as qualified stockholders changes, (ii) the direct or indirect beneficial ownership of the shares held by our current shareholders changes, or (iii) sufficient qualified stockholders fail to satisfy the applicable documentation requirements.

     We do not believe that we will be able to satisfy the Publicly-Traded Test for so long as our stock is traded on the OTC Bulletin Board.

     Taxation in Absence of Exemption

     To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

     To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a U.S. trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

     Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a U.S. trade or business only if:

     o We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

     o substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

     We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

     United States Taxation of Gain on Sale of Vessels

     Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

     United States Federal Income Taxation of U.S. Holders

     As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

     Distributions

     Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

     Our common stock is listed on the OTCBB under the symbol ESEAF.OB. We have applied to list our common stock on the NASDAQ National Market. We cannot assure you that such listing will be obtained. Unless and until our common stock is readily tradable on the NASDAQ National Market or another established securities market in the United States, dividends paid on our common stock will be taxable as ordinary income to a U.S. Holder. The OTC Bulletin Board is not an established securities market for this purpose. If our common stock comes to be listed on the NASDAQ National Market or another established securities market in the United States, dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be) and (2) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been recently introduced in the U.S. Senate which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

     Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

     Sale, Exchange or other Disposition of Common Stock

     Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.- source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

     Passive Foreign Investment Company Status and Significant Tax Consequences

     Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

     o at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

     o at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

     For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

     Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

     As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

     Taxation of U.S. Holders Making a Timely QEF Election

     If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

     Taxation of U.S. Holders Making a "Mark-to-Market" Election

     Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. For so long as our stock is traded on the OTC Bulletin Board, our stock will not be treated as "marketable stock" for this purpose. If our stock comes to be listed on the NASDAQ National Market, then our stock will be treated as "marketable stock" for this purpose. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

     Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

     Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

     o the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

     o the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

     o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

     These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

     United States Federal Income Taxation of "Non-U.S. Holders"

     A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder." Dividends on Common Stock.

     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

     Sale, Exchange or Other Disposition of Common Stock

     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

     o the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

     o the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

     If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

     In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

     o    fail to provide an accurate taxpayer identification number;

     o are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

     o in certain circumstances, fail to comply with applicable certification requirements.

     Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

     If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

     Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

     We encourage each stockholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of Euroseas shares, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

F.   Dividends and paying agents

     Not Applicable.

G.   Statement by experts

     Not Applicable.

H.   Documents on display

     We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I.   Subsidiary Information

     Not Applicable.


Item 11.  Quantitative and Qualitative Disclosures about Market Risk

     In the normal course of business, we face risks that are non-financial or non-quantifiable. Such risks principally include country risk, credit risk and legal risk. Our operations may be affected from time to time in varying degrees by these risks but their overall effect on us is not predictable. We have identified the following market risks as those which may have the greatest impact upon our operations:

Interest Rate Fluctuation Risk

     The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. We do not use financial instruments such as interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and increasing interest rates could adversely impact future earnings.

     As at December 31, 2005, we had $48.56 million of floating rate debt outstanding with margins over LIBOR ranging from 1.1% to 1.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the three-month period to December 31, 2005 by approximately $120,000 assuming that the current debt level was the same throughout the quarter.

     In March of 2004, we entered into an interest rate swap agreement on a notional amount of $3.00 million. Under this swap agreement, we receive interest based on the 3-month LIBOR rate and we pay based on 1.10% fixed rate if the 1-year LIBOR remains below 4.02%: otherwise we pay the 1-year LIBOR rate. This agreement was terminated in October 2005.

     The following table sets forth the sensitivity of loans in U.S. dollars to a 100 basis points increase in LIBOR during the next five years:

Year Ended December 31,              Amount in $
-------------------------------------------------
2006                                  430,000
2007                                  300,000
2008                                  176,000
2009                                   95,000
2010 and thereafter                    69,000

On December 30, 2005, we drew down $15.5 million under our loan agreement signed on December 28, 2005 to finance our acquisition of m/v Artemis. This increased the sensitivity of our loans to 100 basis points increases in LIBOR by: $155,000 until December 31, 2006; $129,000 year ended December 31, 2007; $94,000 year ended December 31, 2008; $59,000 year ended December 31, 2009; and $55,000 for 2010 and thereafter.

Foreign Exchange Rate Risk

     The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 27% of our vessel running expenses in currencies other than U.S. dollars. In addition, our management fee is denominated in euros (590 euros per vessel per day in 2004 and 2005). At December 31, 2005, approximately 16% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not make use of currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gains for the year to December 31, 2005 were $538.

Inflation Risk

     The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings. Item 12. Description of Securities Other than Equity Securities Not Applicable.

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.


Item 15.  Controls and Procedures

     We evaluated the effectiveness of the Company's disclosure controls and procedures as December 31, 2005. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations.

     There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

     Pursuant to an exemption for foreign private issuers, we are not required to comply with all of the corporate governance requirements of NASDAQ that are applicable to U.S. listed companies. A description of the significant
differences   between  our  corporate   governance   practices  and  the  NASDAQ
requirements may be found on our website under "Corporate Governance" at http://www.euroseas.gr.


Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to the SEC rules. Mr. Panos Kyriakopoulos serves as the chairman of our Audit Committee with Mr. Gerald Turner and Mr. George Taniskidis as members.


Item 16B. Code of Ethics

     We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.euroseas.gr under "Corporate Governance" and is filed as Exhibit 11.1 to this annual report.


Item 16C. Principal Accountant Fees and Services

     Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

-------------------------------------------------------------------------------
                                            2005               2004
                                        (dollars in        (dollars in
                                         thousands)        thousands)(1)
-------------------------------------------------------------------------------
Audit Fees                                 $ 615                 _
Further assurance/audit related fees         _                   _
Tax fees                                     _                   _
Other fees/expenses                          2                   _
Total                                      $ 617                 _
-------------------------------------------------------------------------------


     Audit fees relate to audit services provided in connection with our Private Placement in August 2005, merger with Cove Apparel, Inc., our F-1 and F-4 filings and the audit of our consolidated financial statements. For those services our principal auditors charged us $615,000 of fees plus $2,291 of expenses.

     The audit committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

     All audit services and other services provided by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., after the formation of our audit committee in November 2005 were pre-approved by the audit committee.

(1) In 2004, Euroseas Ltd. did not exist. The fees for audit services provided to the ship-owning subsidiaries for the year ended December 31, 2004 were paid by the management company of the vessels.


Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.


Item 16E. Purchases  of Equity  Securities  by the Issuer  and  Affiliated
Purchasers

Not Applicable.


                                    PART III


Item 17.  Financial Statements

See Item 18


Item 18.  Financial Statements

The following financial statements set forth on pages F-1 through F-36 are filed as part of this annual report.


Item 19.    Exhibits

    1.1    Articles of Incorporation of Euroseas Ltd.(1)

    1.2    Bylaws of Euroseas Ltd. (1)

    2.1    Specimen Common Stock Certificate(1)

    2.2    Form of Securities Purchase Agreement(1)

    2.3    Form of Registration Rights Agreement(1)

    2.4    Form of Warrant(1)

    2.5 Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)

    4.1    Form of Lock-up Agreement(1)

    4.2 Loan Agreement between Diana Trading Ltd., as borrower, and Oceanopera Shipping Limited, as corporate guarantor, and HSBC Bank plc, as the lender, dated October 16, 2002 for the amount of 5,900,000(1)

    4.3 Loan Agreement between Diana Trading Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of $4,200,000 dated May 9, 2005(1)

    4.4 Loan Agreement dated May 16, 2005 between EFG Eurobank Ergasias S.A., as lender, and Alcinoe Shipping Limited, Oceanopera Shipping Limited, Oceanpride Shipping Limited, and Searoute Maritime Limited, as borrowers, for the amount of $13,500,000(1)

    4.5 Secured Loan Facility Agreement dated May 24, 2005 between Allendale Investments S.A. and Alterwall Business Inc. as borrowers, Fortis Bank (Nederland) N.V. and others as lenders, and Fortis Bank (Nederland) N.V. as agent and security trustee for $20,000,000(1)

    4.6    Form of Standard Ship Management Agreement(1)

    4.7 Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)

    4.8    Form of Current Time Charter(1)

    4.9 Services Agreement between Euroseas Ltd. and Eurobulk Ltd. dated November 2, 2005(2)

    4.10 Loan Agreement between Salina Shipping Corp., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated December 28, 2005(3)

    8.1    Subsidiaries of the Registrant(4)

   11.1    Code of Ethics(4)

   12.1    Rule 13a-14(a)/15d-14(a) Certification of Chief Executive
           Officer(4)

   12.2    Rule 13a-14(a)/15d-14(a) Certification of Chief Financial
           Officer(4)

   13.1    Certification of Chief Executive Officer pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(4)

   13.2    Certification of Chief Financial Officer pursuant to 18 U.S.C.
           Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(4)

----------
(1) Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2) Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3) Filed as an Exhibit to the Company's Amendment No. 2 to Registration Statement (File No. 333-129145) on January 19, 2006.
(4)  Filed herewith.

Euroseas Ltd. and Subsidiaries
Consolidated financial statements
December 31, 2004 and 2005
-------------------------------------------------------------------------------



                   Index to consolidated financial statements


                                                                        Pages

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets as of December 31, 2004 and 2005             F-3

Consolidated Statements of Income for the Years Ended
    December 31, 2003, 2004 and 2005                                     F-4

Consolidated Statements of Shareholders' Equity for the Years Ended
    December 31, 2003, 2004 and 2005                                     F-5

Consolidated Statements of Cash Flows for the Years Ended
    December 31, 2003, 2004 and 2005                                     F-6

Notes to the Consolidated Financial Statements                           F-7

-------------------------------------------------------------------------------

             Report of Independent Registered Public Accounting Firm
-------------------------------------------------------------------------------


To the Board of Directors and Stockholders of the Euroseas Ltd. and subsidiaries


We have audited the accompanying consolidated balance sheets of the Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2005 and 2004 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd and subsidiaries at December 31, 2005 and 2004 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.



Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 3, 2006 except for Note 15(e) as to which the date is March 20, 2006, Note 15(f) as to which the date is March 27, 2006, Note 15 (g) to which the date is April 10, 2006 and Note 15 (h) to which the date is April 11, 2006.

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2004 and 2005
(All amounts expressed in U.S. Dollars)
-------------------------------------------------------------------------------


                                          Notes           2004          2005
-----------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                           15,497,482    20,447,301
Trade accounts receivable, net                         245,885        46,118
Prepaid expenses                                       207,551        85,625
Claims and other receivables                           137,783       306,303
Due from related company                     8               -     3,012,720
Inventories                                  3         303,478       371,691
Restricted cash                                         68,980     1,080,949
-----------------------------------------------------------------------------
Total current assets                                16,461,159    25,350,707
-----------------------------------------------------------------------------

Fixed assets
Vessels, net                                 4      34,171,164    52,334,897
-----------------------------------------------------------------------------

Long-term assets
Deferred charges, net                        5       2,205,178     1,855,829
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------
Total long-term assets                              36,376,342    54,190,726
-----------------------------------------------------------------------------
Total assets                                        52,837,501    79,541,433
-----------------------------------------------------------------------------

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion              9       6,030,000    14,430,000
Trade accounts payable                                 879,541       837,182
Accrued expenses                             7         321,056     1,777,637
Deferred revenues                                    1,908,189     1,370,058
Due to related company                       8       4,626,060             -
-----------------------------------------------------------------------------
Total current liabilities                           13,764,846    18,414,877
-----------------------------------------------------------------------------

Long-term liabilities
Long-term debt, net of current portion       9       7,960,000    34,130,000
-----------------------------------------------------------------------------
Total long-term liabilities                          7,960,000    34,130,000
-----------------------------------------------------------------------------
Total liabilities                                   21,724,846    52,544,877
-----------------------------------------------------------------------------

Commitments and contingencies               11               -             -

Shareholders' equity
Common stock (par value $0.01,
100,000,000 shares authorized,
36,781,159 issued and outstanding)          12         297,542       367,812
Preferred shares (par value $0.01,
20,000,000 shares authorized, no shares                      -             -
issued and outstanding)
Additional paid-in capital                  12      17,073,381    17,883,781
Retained earnings                                   13,741,732     8,744,963
-----------------------------------------------------------------------------
Total shareholders' equity                          31,112,655    26,996,556
-----------------------------------------------------------------------------
Total liabilities and shareholders' equity          52,837,501    79,541,433
-----------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of income
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


                              Notes          2003          2004         2005
------------------------------------------------------------------------------

Revenues
Voyage revenue                         25,951,023    45,718,006   44,523,401
Commissions                     8        (906,017)   (2,215,197)  (2,388,349)
------------------------------------------------------------------------------
Net revenue                            25,045,006    43,502,809   42,135,052
------------------------------------------------------------------------------

Operating expenses
Voyage expenses                13         436,935       370,345      670,551
Vessel operating expenses      13       8,775,730     8,906,252    8,610,279
General and administrative
expenses                                        -             -      420,755
Management fees                 8       1,722,800     1,972,252    1,911,856
Amortization and depreciation  4,5      4,757,933     3,461,678    4,208,252
Net gain on sale of vessel      4               -    (2,315,477)           -
------------------------------------------------------------------------------
Total operating expenses               15,693,398    12,395,050   15,821,693
------------------------------------------------------------------------------

Operating income                        9,351,608    31,107,759   26,313,359
------------------------------------------------------------------------------

Other income/(expenses)
Interest and finance cost                (793,257)     (708,284)  (1,495,871)
Derivative gain/(loss)                          -        27,029     (100,029)
Foreign exchange gain/(loss)                 (690)       (1,808)         538
Interest income                            36,384       187,069      460,457
------------------------------------------------------------------------------
Other income (expenses), net             (757,563)     (495,994)  (1,134,905)

------------------------------------------------------------------------------
Equity in net loss of an        6        (167,433)            -            -
associate
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Net income                              8,426,612    30,611,765   25,178,454
------------------------------------------------------------------------------
Earnings per share - basic
and diluted                                   0.28         1.03         0.78
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Weighted average number of
shares outstanding during
the year
basic and diluted         -             29,754,166   29,754,166    32,218,427

------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2003, 2004 and 2005
(All amounts, except per share data, expressed in U.S. Dollars)
-------------------------------------------------------------------------------

                                    Number    Common      Preferred
                   Comprehensive        of    Stock       Shares        Paid - in
                          Income    Shares    Amount      Amount        Capital      Retained
                                 (Note 12)   (Note 12)    (Note 12)     (Note 12)    Earnings           Total

--------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2002                          -  29,754,166     297,542             -   19,573,236       1,414,856      21,285,634

Net income            8,426,612           -           -             -            -       8,426,612       8,426,612

Dividends
paid/return
of capital                                -           -             -     (950,000)    (1,276,000)      (2,226,000)
--------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2003                             29,754,166     297,542             -   18,623,236       8,565,468      27,486,246

Net income           30,611,765           -           -             -            -      30,611,765      30,611,765

Dividends
paid/return
of capital                    -           -           -             -   (1,549,855)    (25,435,501)   (26,985,356)
--------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2004                             29,754,166     297,542             -   17,073,381      13,741,732      31,112,655
--------------------------------------------------------------------------------------------------------------------
Net income           25,178,454                                                         25,178,454      25,178,454
Issuance of
shares, net
of issuance
costs                             7,026,993      70,270             -   17,510,400               -      17,580,670
Dividends
paid/return
of capital                    -           -           -             -  (16,700,000)    (30,175,223)    (46,875,223)
--------------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2005                             36,781,159     367,812             -   17,883,781       8,744,963      26,996,556
--------------------------------------------------------------------------------------------------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------
                                           2003          2004           2005
------------------------------------------------------------------------------
Cash flows from operating
activities:
Net income                            8,426,612    30,611,765     25,178,454
Adjustments to reconcile net
income to net cash provided by
operating activities:
Depreciation of vessels               4,158,159     2,530,100      2,657,914
Amortization of deferred charges        667,176       982,259      1,634,082
Equity in net loss                      167,433             -              -
Provision for doubtful accounts           3,592       (27,907)             -
Gain on sale of a vessel                      -    (2,315,477)             -
Loss on derivative                            -             -        100,029

Changes in operating assets and
liabilities:
(Increase)/decrease in:
Trade accounts receivable               110,471       213,762        199,767
Prepaid expenses                         26,552      (133,437)       121,927
Claims and other receivables           (171,731)      208,524       (268,549)
Inventories                              (7,748)       51,449        (68,213)
Increase/(decrease) in:
Due to related company                 (482,778)    3,541,236     (7,638,780)
Trade accounts payable                 (650,863)       77,487        (42,359)
Accrued expenses                        (43,308)       66,193        334,874
Deferred revenue                       (274,764)      673,157       (538,131)
Dry-docking expenses paid              (972,671)   (2,270,418)    (1,076,233)
------------------------------------------------------------------------------
Net cash provided by operating       10,956,132    34,208,693     20,594,782
activities
------------------------------------------------------------------------------

Cash flows from investing
activities:
Purchase of a vessel                          -             -    (20,821,647)
(Contributions to) and drawings
from the cash retention accounts        214,832        33,224     (1,011,969)

Proceeds from sale of a vessel                -     6,723,018              -
------------------------------------------------------------------------------
Net cash provided by (used in)          214,832     6,756,242    (21,833,616)
investing activities
------------------------------------------------------------------------------
Cash flows from financing
activities:
Issuance of share capital upon                -             -         70,270
incorporation
Net proceeds from shares issued               -             -     18,632,106
in a private placement
Dividends paid/return of capital     (1,200,000)  (26,962,500)   (46,875,223)
Repayment of advances from             (300,000)            -              -
shareholders
Loan arrangement fees paid              (28,000)            -       (208,500)
Proceeds from long-term debts         3,000,000             -     53,200,000
Repayment of long-term debts         (6,250,000)   (6,605,000)   (18,630,000)
------------------------------------------------------------------------------
Net cash provided by (used) in       (4,778,000)  (33,567,500)     6,188,653
financing activities
------------------------------------------------------------------------------
Net increase in cash and cash         6,392,964     7,397,435      4,949,819
equivalents
Cash and cash equivalents at          1,707,083     8,100,047     15,497,482
beginning of year
------------------------------------------------------------------------------
Cash and cash equivalents at end      8,100,047    15,497,482     20,447,301
of year
------------------------------------------------------------------------------
Cash paid for interest                  725,034       474,430      1,372,957
Non cash items:
Dividend and return of capital        1,026,000        22,856              -
from investment in an associate
(Note 6)
              The accompanying notes are an integral part of these
                       consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

1. Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship-owning companies listed below. On June 28, 2005 the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for Euroseas Ltd. common shares, thus, becoming the sole shareholder of the Company. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the ship-owning companies to Euroseas Ltd. Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies.

On August 25, 2005, Euroseas Ltd. sold 7,026,993 common shares at $3.00 each in an institutional private placement, together with 0.25 of detachable warrants for each Euroseas Ltd. common share sold to acquire up to 1,756,743 Euroseas Ltd. common shares. The total proceeds, net of issuance costs of about $3,500,000, amounted to $17,510,400. The warrants allow their holders to acquire Euroseas Ltd. common shares at a price of $3.60 per share and are exercisable for a period of five years from the issuance of the warrants. The Company and the investors in the institutional private placement have entered into a registration rights agreement to register with the Securities and Exchange Commission of the United States (SEC) the Euroseas Ltd. common shares that were issued in such private placement and the Euroseas Ltd. common shares that will be issued to satisfy the exercise of the warrants. The registration rights agreement contains a liquidated damages provision.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and a public corporation) signed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of the Company formed on June 21, 2005, with the current stockholders of Cove receiving 0.102969 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own. As part of the merger, the Company has agreed to file a registration statement with the SEC to register for re-sale the Euroseas Ltd. common shares issuable in the merger to certain Cove stockholders (only the 818,604 shares to be issued to Cove-affiliated stockholders, need to be registered; the remaining 260,563 shares to be issued in the merger can freely trade). Upon consummation of the merger, the separate existence of Cove will cease, and Euroseas Acquisition Company Inc. will continue as the surviving corporation and as a wholly owned subsidiary of Euroseas Ltd. under the name Cove Apparel, Inc [see Note 15(f)]. As of the date of the merger, Cove is required only have cash of approximately $10,000 and equity of the same amount.

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by the Pittas family -- the controlling shareholders of Friends Investment Company Inc.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

1. Basis of Presentation and General Information - continued

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel "Ariel", which was built in 1977 and acquired on March 5, 1993.

o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier motor vessel "Nikolaos P", which was built in 1984 and acquired on July 22, 1996.

o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "John P", which was built in 1981 and acquired on March 7, 1998.

o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier motor vessel "Pantelis P", which was built in 1981 and acquired on June 4, 1997.

o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier motor vessel "HM Qingdao1" which was built in 1990 and acquired on February 16, 2001.

o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier motor vessel "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier motor vessel "Irini", which was built in 1988 and acquired on October 15, 2002.

o Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier motor vessel "Artemis", which was built in 1987 and acquired on November 25, 2005.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

1. Basis of Presentation and General Information - continued

In addition, the accompanying financial statements include the accounts of the following ship-owning companies which were also managed by Eurobulk Ltd. during the periods presented:

(a) Silvergold Shipping Ltd. incorporated in Cyprus on May 16, 1994. Up to June 3, 1996, the Company was engaged in ship owning activities, but thereafter, the Company's assets and liabilities were liquidated and the retained earnings were distributed to the shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier motor vessel "Widar", which was built in 1986. The vessel was sold on April 24, 2004. The Pittas family, the controlling shareholders of Friends Investment Company Ltd. which is the Company's largest shareholder, also owned Silvergold Shipping Ltd., and, accordingly, these accompanying financial statements also consolidated the accounts of Silvergold Shipping Ltd. until May 31, 2005, when Silvergold Shipping Ltd. declared a final dividend of $35,000 to its shareholders.

(b) Fitsoulas Corporation Limited which was incorporated in Malta on September 24, 1999, was the owner of the Malta flag 41,427 DWT bulk carrier motor vessel Elena Heart, which was built in 1983 and acquired on October 22, 1999. The vessel was sold on March 31, 2003. The group of beneficial shareholders, which included the Pittas family, which own the above mentioned ship-owing companies also exercised significant influence over Fitsoulas Corporation Limited through their 38% interest in that company, and this investment was therefore accounted for in the accompanying financial statements using the equity method.

During the years ended December 31, 2003, 2004 and 2005, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:


                                              Year ended December 31,
Charterer
                                      2003            2004             2005
-----------------------------------------------------------------------------
A                                        -               -            26.85%
B                                   23.01%          11.50%            17.48%
C                                        -          20.60%            12.32%
D                                   31.30%          12.20%                 -
E                                        -          14.07%                 -
F                                        -          10.52%                 -
G                                   10.55%               -                 -

2. Significant Accounting Policies

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The following are the significant accounting policies adopted by the Company:

Principles of consolidation
The accompanying consolidated financial statements included the accounts of Euroseas Ltd. and its subsidiaries. Inter-company transactions were eliminated on consolidation.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

2. Significant Accounting Policies - continued

Investment in an associate

An associate is an entity over which shareholders of the Company exercises significant influence but not control. The results of operations, and assets and liabilities of an associate are reflected in the accompanying consolidated financial statements using the equity method of accounting. Under this method of accounting, investment in an associate are carried on the consolidated balance sheet at cost as adjusted for the Company's share in the post acquisition net earnings or net loss of an associate.

Use of estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the stated amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other comprehensive income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, "Statement of Comprehensive Income" ("SFAS 130"), which requires separate presentation of certain transactions which are recorded directly as components of stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Foreign currency translation

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


2. Significant Accounting Policies - Continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter, net of a provision for doubtful accounts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. At December 31, 2004 and 2005, no provision for doubtful debts was considered necessary.

Claims and other receivables

Claims and other receivables principally represent claims arising from hull or machinery damages, crew salaries claims or other insured risks that have been submitted to insurance adjusters or are currently being compiled. All amounts are shown net of applicable deductibles.

Inventories

Inventories consist of bunkers, lubricants and victualling on board the Company's vessels at the balance sheet date and are stated at the lower of cost and market value. Victualling is valued using the FIFO method while bunkers and lubricants are valued on an average cost basis.

Vessels

Vessels are stated at cost which comprises the vessels' contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance is charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the completion of its construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods.

The Company  changed its estimate of the scrap value of its vessels in 2004 (see
Note 4).

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income, which in included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------



2. Summary of Significant Accounting Policies - Continued

Revenue and expense recognition - continued

Charter fees received in advance is recorded as a liability until charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs and maintenance, insurance, stores, lubricants and miscellaneous expenses. Vessels operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.

For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula.

Dry-docking and special survey costs

Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally two and a half years and five years, respectively. Unamortized dry-docking and special survey costs of vessels that are sold are written-off to income in the year of the vessel's sale.

Pension and retirement benefit obligations - crew

The ship-owning companies employ the crews on board the vessels under short-term contracts (usually up to 9 months). Accordingly, they are not liable for any pension or post retirement benefits.

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loan repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies - Continued

Assets held for sale

It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with SFAS No. 144, "Accounting for the Impairment or the Disposal of Long-Lived Assets" when the following criteria are met: management has committed to a plan to sell the asset; the asset is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Impairment of long-lived assets

The Company follows SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In the evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds the undiscounted cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company determined that no impairment loss needed to be recognized for applicable assets for any years presented.

Derivative financial instruments

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized currently in earnings unless specific hedge accounting criteria are met. Pursuant to SFAS No. 133, the transactions did not qualify as a hedge or meet the criteria of hedge accounting. All gains or losses on the derivative financial instruments are reflected in the consolidated statements of income.

For the year ended December 31, 2004, the interest rate swaps did not qualify for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the consolidated statements of income. The fair value at December 31, 2004 of $27,029 is included in claims and other receivables. There were no interest rate swaps for the year ended December 31, 2005.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------



2. Summary of Significant Accounting Policies - Continued

Earning per common share

Basic earnings per common share are computed by dividing the net income by the weighted average number of common shares outstanding during the year. Potential common shares that are anti-dilutive, such as the warrants outstanding as of December 31, 2005 since their exercise price exceeds the fair value of Euroseas Ltd. common shares, are excluded from earnings per share. Additional 1,079,167 Euroseas Ltd. common shares were issued subsequent to December 31, 2005 [see
Note 15(f)].

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reporting segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Recent accounting pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued FIN 46, "Consolidation of Variable Interest Entities," which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to address perceived weaknesses in accounting for entities commonly known as special-purpose or off-balance sheet entities. It provides guidance for identifying the party with a controlling financial interest resulting from arrangements or financial interests rather than voting interests. It requires consolidation of Variable Interest Entities ("VIEs") only if those VIEs do not effectively disperse the risks and benefits amount the various parties involved. On December 24, 2003, the FASB issued a complete replacement of FIN 46 ("FIN
46R), which clarified certain complexities of FIN 46. FIN 46R is applicable for financial statements issued for reporting periods that end after March 5, 2004. The Company has reviewed FIN 46R and determined that the adoption of the standard will not have a material impact on the financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Shared Based Payments (SFAS 123R). This statement eliminates the option to apply the intrinsic value measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" to stock compensation awards issued to employees. Rather, SFAS 123R requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award-the requisite service period (usually the vesting period). SFAS No.123R applies to all awards granted after the required effective date, as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and to awards modified, repurchased, or cancelled after that date. SFAS 123R will be effective for our fiscal year 2006. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies - Continued

Recent accounting pronouncements (continued)

On December  16,  2004,  FASB issued SFAS No.  153,  Exchanges  of  Non-monetary
Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions ("FAS 153"). This statement amends APB Opinion N(degree)29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS No. 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. SFAS No. 153 is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The Company does not anticipate that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

The FASB has issued SFAS No.154, Accounting Changes and Error Corrections, a replacement of APB Opinion N(degree)20 and SFAS No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle.

SFAS No.154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No.154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company is analyzing the effect which this pronouncement will have on its financial condition, statement of operations, and cash flows. This statement will be effective for the Company on January 1, 2006. The Company does not believe that this pronouncement will have and effect on it's financial condition, results of operation or cash flows.

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." This Statement amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" and resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets."

SFAS No. 155 permits fair value re-measurement for any hybrid financial instruments that contains an embedded derivative that otherwise would require bifurcation and clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company has not completed the study of what effect SFAS No. 155 will have on its financial position and results of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


2. Summary of Significant Accounting Policies - Continued

Recent accounting pronouncements - Continued

On March 29, 2005, the SEC released a Staff Accounting Bulletin (SAB) relating to the FASB accounting standard for stock options and other share-based payments. The interpretations in SAB No. 107, "Share-Based Payment," (SAB 107) express views of the SEC Staff regarding the application of SFAS No. 123 (revised 2004), "Share-Based Payment "(Statement 123R). Among other things, SAB 107 provides interpretive guidance related to the interaction between Statement 123R and certain SEC rules and regulations, as well as provides the Staff's views regarding the valuation of share-based payment arrangements for public companies. The Company does not anticipate that adoption of SAB 107 will have any effect on its financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. ("FIN") 47 "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143", which clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143 "Accounting for Asset Retirement Obligations". Specifically, FIN 47 provides that an asset retirement obligation is conditional when either the timing and (or) method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005. Management is currently evaluating the effect that adoption of FIN 47 will have on the Company's financial position and results of operations.

3. Inventories

This consisted of the following:

                                                    2004               2005
 ----------------------------------------------------------------------------
 Lubricants                                      256,223            312,390
 Victualling                                      47,255             59,301
 ----------------------------------------------------------------------------
 Total                                           303,478            371,691
 ----------------------------------------------------------------------------

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


4. Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

                                                                  Net  Book
                                             Accumulated              Value
                               Costs        Depreciation
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Balance, January 1, 2004        61,587,219   (20,491,150)        41,096,069
-   Depreciation for the year            -    (2,530,100)        (2,530,100)
-   Sale of vessel              (5,826,825)    1,432,020         (4,394,805)
-----------------------------------------------------------------------------
Balance, December 31, 2004      55,760,394   (21,589,230)        34,171,164
-----------------------------------------------------------------------------
-   Depreciation for the year                 (2,657,914)        (2,657,914)
-   Purchase of vessel          20,821,647             -         20,821,647
-----------------------------------------------------------------------------
Balance, December 31, 2005      76,582,041   (24,247,144)        52,334,897
-----------------------------------------------------------------------------

The Company increased in 2004 its estimate of the scrap value of the vessels to reflect increases in the market price in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount, or $0.05 per share.

In addition, in 2004, the estimated useful life of the vessel M/V Ariel was extended from 28 years to 30 years as a result of the dry-docking performed in such year.

M/V Widar was sold in April 2004 and the Company recognized net gain on sale of $2,315,477. Depreciation expense for M/V Widar for the year ended December 31, 2004 amounted to $136,384.

5. Deferred Charges, net

This consisted of:

                                                        2004           2005
------------------------------------------------------------------------------
------------------------------------------------------------------------------

 Balance, beginning of year                          929,757      2,205,178
 Additions                                         2,270,418      1,284,733
 Amortization of dry-docking/
      special survey expenses                       (931,578)    (1,550,338)
 Amortization of loan                                (50,681)       (83,744)
 arrangement fees
 Unamortized  portion written-off                    (12,738)             -
 upon sale of M/V Widar
------------------------------------------------------------------------------
 Balance, end of year                              2,205,178      1,855,829
------------------------------------------------------------------------------

The additions of $1,284,733 in 2005 consisted of loan financing fees of $208,500
and  dry-docking/special   survey  expenses  of  $1,076,233.  The  additions  of
$2,270,418 in 2004 consisted of dry-docking/special survey expenses.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

6. Investment in an Associate

Fitsoulas Corporation Limited is 38% owned by common shareholders with the ship-owning companies listed in Note 1 to the financial statements. The amounts in the accompanying consolidated financial statements are as follows:

Fitsoulas Corporation Limited sold its vessel on March 31, 2003. The Company's share of the net loss inclusive of the loss on sale of the vessel of Fitsoulas Corporation Limited was $167,433 for the year ended December 31, 2003.
Thereafter, dividends of $76,000 were declared and capital of $950,000 was returned directly to the shareholders in 2003 and dividend of $22,856 were declared and returned directly to the shareholders in 2004.

7. Accrued Expenses

This account consisted of:

                                               2004                   2005
------------------------------------------------------------------------------

 Accrued private placement expenses               -                1,121,397
 Accrued payroll expenses                    95,615                   31,928
 Accrued interest                           100,366                  139,536
 Accrued general and administrative               -                  269,666
 expenses
 Other accrued expenses                     125,075                  215,110
------------------------------------------------------------------------------
 Total                                      321,056                1,777,637
------------------------------------------------------------------------------

8. Related Party Transactions

Management fees paid to the Manager (see Note 1) amounted to $1,772,800, $1,972,252 and $1,911,856 in 2003, 2004 and 2005, respectively.

Amounts due from related party represent net disbursements and collections made by the Manager on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from related parties mainly consist of advances to the Manager of funds to pay for all anticipated vessel expenses. The amount of $3,012,720 due from related parties as of December 31, 2005 therefore consists entirely of deposits in the accounts of the Manager. As of February 28, 2006 the amount due from related party was about $676,675. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., a company controlled by certain members of the Pittas family and therefore a related party, provides vessel sales and purchases services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commission expenses for the years ended December 31, 2003, 2004 and 2005 for vessel sales were $0, $70,000 and $206,500, respectively, and commissions for chartering services were $286,605, $534,717 and $536,180, also respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
For the years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

8. Related Party Transactions - continued

Certain members of the Pittas family together with another unrelated ship management company, have one joint venture with the insurance broker Sentinel Maritime Services Inc. and one with the crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 27% in 2003, 35% in 2004 and 48% in 2005. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. in 2004 were $209,685 and $23,543, respectively, and $219,400 and $45,277, respectively, in 2005.


9. Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

                                                     December 31,
                                          -----------------------------------
Borrower                                         2004                 2005
-----------------------------------------------------------------------------
Diana Trading Limited                (a)  $    4,140,000       $  6,560,000
Alcinoe Shipping Limited/
   Oceanpride Shipping Limited/
   Searoute Maritime Ltd/
   Oceanopera Shipping Ltd           (b)       1,600,000          9,500,000
Alterwall Business Inc./
  Allendale Investments S.A          (c)       8,250,000         17,000,000
Salina Shipholding Corp.             (d)                         15,500,000
-----------------------------------------------------------------------------
                                              13,990,000         48,560,000
Current portion                               (6,030,000)       (14,430,000)
-----------------------------------------------------------------------------
Long-term portion                           $  7,960,000       $ 34,130,000
-----------------------------------------------------------------------------
The future annual loan repayments are as follows:


-----------------------------------------------------------------------------
2006                                                             14,430,000
2007                                                             11,780,000
2008                                                             11,850,000
2009                                                              3,100,000
Thereafter                                                        7,400,000
-----------------------------------------------------------------------------
Total                                                          $ 48,560,000
-----------------------------------------------------------------------------

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

9. Long-term Debt - continued

(a) This consisted of loan amounting to $4,900,000 and $1,000,000 drawn on October 16, 2002 and on December 2, 2002, respectively. The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008. The interest is based on LIBOR plus 1.6% per annum.

     An additional loan of $4,200,000 was drawn on May 9, 2005. The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008. The interest is based on LIBOR plus 1.25% per annum.

(b) The balance as of December 31, 2004 represents the balance of the $3,000,000 loan drawn by Alcinoe Shipping Limited and Oceanpride Shipping Limited on April 1, 2003 against a loan facility for which they are jointly and severally liable. Interest is based on LIBOR plus 1.75% per annum.

     Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew $13,500,000 against a loan facility for which they are jointly and severally liable. Prior to obtaining the loan, an amount of $1,400,000 was paid in settlement of the outstanding loans as at March 31, 2005 for Alcinoe Shipping Ltd. and Oceanpride Shipping Ltd. The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008. Interest is based on LIBOR plus 1.5% per annum.

(c)  The loan balance as of December 31, 2004 consisted of the following loans:

          i. A $6,000,000 loan drawn by Allendale Investments S.A. on May 31, 2002 with a balance of $4,500,000. The interest was based on LIBOR plus 1.75% per annum.

          ii. A $6,000,000 loan drawn by Alterwall Business Inc. with a balance of $3,750,000. The interest was based on LIBOR plus 1.5% per annum.

          Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable. The outstanding amount of their existing loans from the same creditor bank was $7,800,000 and was repaid in full. The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011. The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V HM Qingdao I and M/V Kuo Hsiung and 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

Euroseas Ltd. and subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

9. Long-term Debt - continued

(d) This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005. The loan is payable in ten consecutive monthly installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment in January 2011. The first installment is due in June 2006. The interest is based on LIBOR plus a margin that ranges between 0.9-1.1%, depending on the asset cover ratio. The loan is secured with the following:
     (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

o first priority mortgage over the respective vessels on a joint and several basis.
o    first assignment of earnings and insurance.
o    a personal guarantee of one shareholder.
o    a corporate guarantee of Eurobulk Ltd. and/or Euroseas Ltd.
o    a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessels, distribution of profits or assets, additional indebtedness and mortgaging of vessels without the lender's prior consent, the sale of vessels, minimum requirements regarding the hull ratio cover and minimum cash retention accounts (restricted cash). Restricted cash are deposits with certain banks that can only be used to pay the current loan installments. The Company is not in default in any of the foregoing covenants.

Interest expenses for the years ended December 31, 2003, 2004 and 2005 amounted to $609,741, $566,880 and $1,412,127, respectively.

Euroseas Ltd. and subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------


10. Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operations subsidiaries satisfy this particular criteria. In addition these Companies must be more than 50% owned by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations. These companies also currently satisfy the more that 50% benefit ownership requirement. In addition, upon completion of the public offering of the company' shares, the management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside the Company's control.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
-----------------------------------------------------------------------------

11. Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company's vessels in its pool has not yet been finalized for the year ended December 31, 2005. Any effect on the Company's income resulting from any future reallocation of pool income cannot be reasonably estimated, however, the effect on the results for the year is not expected to be significant.

12. Common Stock and Additional Paid-in Capital

Common stock relates to 36,781,159 shares with a par value of $0.01 each. The amount shown in the accompanying consolidated balance sheets, as additional paid-in capital, represents payments received in excess of par value which is treated from the accounting point of view as capital. In 2005, the Company sold 7,026,993 common shares in an institutional private placement, together with
0.25 detachable warrants for each common share to acquire up to 1,756,743 common shares (see Note 1). The value of the warrants, which is included in "Additional Paid-in Capital," was estimated to be about $600,000.

13. Voyage, Vessel Operating Expenses and Commissions

These consisted of:

                                              Year ended December 31,
                                              -----------------------------
                                          2003           2004          2005
-----------------------------------------------------------------------------
Voyage expense
Port charges and canal dues            179,745        165,661       234,535
Bunkers                                227,398        182,026       416,712
Agency fees                             29,792         22,658        19,304
-----------------------------------------------------------------------------
Total                                  436,935        370,345       670,551
-----------------------------------------------------------------------------

Vessel operating expenses
Crew wages and related costs         4,569,039      4,460,233     4,281,680
Insurance                            1,334,517      1,486,179     1,525,683
Repairs and maintenance                595,194        515,820       515,373
Lubricants                             455,931        446,034       484,930
Spares and consumable stores         1,555,286      1,660,600     1,465,063
Professional and legal fees             34,206         46,997        23,975
Others                                 231,557        290,389       313,575
-----------------------------------------------------------------------------
Total                                8,775,730      8,906,252     8,610,279
-----------------------------------------------------------------------------

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

13. Voyage, Vessel Operating Expenses and Commissions - continued

Commission consisted of commissions charged by:

                                                Year ended December 31,
                                                -----------------------------
                                          2003           2004          2005
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

Third parties                          619,552      1,610,480     1,645,669
Related parties (see Note 8)           286,605        604,717       742,680
-----------------------------------------------------------------------------
                                       906,017      2,215,197     2,388,349
-----------------------------------------------------------------------------


14. Financial Instruments

The principal financial assets of the Company consists of cash on hand and at banks, interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as fair value hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the consolidated statements of income.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.

Fair value

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

15. Subsequent Events

     (a)  The  SEC  declared   effective  on  February  3,  2006  the  Company's
          registration statement on Form F-4 that registered the 1,079,167 Euroseas Ltd. common shares that will be issued to Cove shareholders (see Note 1). A definitive joint information statement/prospectus describing the merger was mailed to Cove stockholders on or about February 8, 2006. The Cove common stock will continue to trade on the OTC Bulletin Board until the consummation of the merger [see item (f) below].

     (b) The SEC also declared effective on February 3, 2006 the Company's registration statement on Form F-1 that registered the re-sale of the 7,026,993 Euroseas Ltd. common shares and 1,756,743 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 818,604 shares to be issued to certain Cove's shareholders as part of the merger with Cove (see Note 1).

     (c) On February 7, 2006 the Board of Directors declared a cash dividend of $0.06 per Euroseas Ltd. common share (i) payable on or about March 2, 2006 to the holders of record of Euroseas Ltd. common shares as of February 28, 2006, and (ii) payable to Cove shareholders who are entitled to receive Euroseas Ltd. common shares in connection with the merger, with such payment being made only to the holders of record of Cove common stock as of the effective date of the merger and such dividend payment being made upon exchange of their Cove common shares for Euroseas Ltd. common shares [see item (f) below].

     (d) The Company submitted on February 10, 2006 an application to list the Euroseas Ltd. common shares on the OTC Bulletin Board. On March 2, 2006 Euroseas received approval to list its common stock on the OTC Bulletin Board.

     (e) On March 20, 2006, a subsidiary of the Company signed a Memorandum of Agreement to sell M/V "John P", a handysize bulk carrier of 26,354 DWT built in 1981 for $4.95 million. The vessel is to be delivered to the buyers in late June / early July 2006.

     (f) On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased. Cove stockholders received 0.102969 shares of Euroseas Ltd. common shares (or an aggregate of 1,079,167 Euroseas Ltd. common shares) and received dividends of $0.01339 for each share of Cove common stock owned (or an aggregate of $140,334) related to dividends previously declared by Euroseas Ltd. Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc. Following the merger, and following the exchange of all common stock of Cove into Euroseas Ltd. common shares, Euroseas Ltd. has a total of 37,860,341 common shares outstanding. Also, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2003, 2004 and 2005
(All amounts expressed in U.S. Dollars)
------------------------------------------------------------------------------

15.  Subsequent Events - continued

     (g) On April 10, 2006, Xenia International Corporation, a wholly-owned subsidiary of the Company signed a Memorandum of Agreement to purchase "Tasman Trader", a multipurpose dry cargo vessel of 22,568 DWT and 950 TEU built in 1990 for $10.78 million. The vessel is to be delivered to Euroseas Ltd. between April 25 and May 8, 2006 at the seller's option.

     (h) On April 11, 2006, a subsidiary of the Company agreed to sell m/v "Pantelis P", a handysize bulk carrier of 26,354 DWT built in 1981 for $4.65 million. The vessel is to be delivered to the buyers between May 15 and June 30, 2006 at Euroseas Ltd. option.

     (i) (unaudited) The vessel m/v "Pantelis P" was delivered to the buyers on May 31, 2006. As a result of the sale of m/v "Pantelis P" and of m/v "John P", the Company has agreed to make a $3,000,000 additional re-payment to the bank financing the above ships (along with m/v "Ariel" and m/v "Nikolaos") with the remaining repayments of the loan proportionally reduced by the ratio of the $3,000,000 payment over the current outstanding balance for this loan of $7,400,000. The revised loan payment schedule agreement has not been signed. $1,500,000 of the additional repayment was made on May 31, 2006 following the delivery to the buyers of m/v Pantelis P.

     (j)  (unaudited)
          On May 9, 2006, the Board of Directors declared a cash dividend of $0.06 per Euroseas common share payable on or about June 16, 2006 to the holders of record of Euroseas common shares as of June 2, 2006.

     (k)  (unaudited)
          On June 26, 2006, the Company was informed that a loan facility for an amount not to exceed $8,250,000 to partly finance the purchase of m/v "Tasman Trader" was approved by Fortis Bank. The facility is to be repaid in 23 equal consecutive quarterly installments of $265,000 each, the first installment commencing 3 months from drawdown. In addition, a final balloon payment of $2,155,000 will be payable together with the 23rd and final installment. The facility has similar covenants to the rest of the Company's loans. The Company signed the loan facility on June 30, 2006.

                                   SIGNATURES


     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.





                                               EUROSEAS LTD.
                                    ----------------------------------
                                               (Registrant)

                                    By: /s/ Aristides J. Pittas
                                       ---------------------------
                                       Aristides J. Pittas
                                       Chairman, President and CEO



Date:  June 30, 2006