Form 20-F
period 2006-12-31
EUROSEAS LTD.
filed 2007-04-30
CIK 1341170

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                -----------------

                                    FORM 20-F
                                -----------------
(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2006

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from             to
                                   ------------    -----------------------

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report

     For the transition period from             to
                                     -----------    --------------------------

Commission file number
                      -------------------------


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
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of each class              Name of each exchange on which registered
-------------------------------      -------------------------------------------
Common shares, $0.03 par value                   NASDAQ Global Market


Securities registered or to be registered pursuant to Section 12(g) of the Act:

None



--------------------------------------------------------------------------------
                                (Title of Class)



--------------------------------------------------------------------------------
                                (Title of Class)


 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:


                         Common shares, $0.03 par value
--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                                                             12,620,150
                                                       -------------------------
                                                       -------------------------

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


The Company hereby incorporates this Form 20-F into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration No. 333-129145.

                              TABLE OF CONTENTS
                                                                            Page

Forward-Looking Statements...................................................1

Part I

   Item 1.  Identity of Directors, Senior Management and Advisers............2

   Item 2.  Offer Statistics and Expected Timetable..........................2

   Item 3.  Key Information..................................................2

   Item 4.  Information on the Company......................................22

   Item 4A. Unresolved Staff Comments.......................................33

   Item 5.  Operating and Financial Review and Prospects....................33

   Item 6.  Directors, Senior Management and Employees......................44

   Item 7.  Major Shareholders and Related Party Transactions...............49

   Item 8.  Financial information...........................................52

   Item 9.  The Offer and Listing...........................................53

   Item 10. Additional Information..........................................54

   Item 11. Quantitative and Qualitative Disclosures about Market Risk......61

   Item 12. Description of Securities Other than Equity Securities..........62

Part II

   Item 13. Defaults, Dividend Arrearages and Delinquencies.................63

   Item 14. Material Modifications to the Rights of Security Holders
              and Use of Proceed............................................63

   Item 15. Controls and Procedures.........................................63

   Item 16A Audit Committee Financial Expert................................64

   Item 16B Code of Ethics..................................................64

   Item 16C Principal Accountant Fees and Services..........................64

   Item 16D Exemptions from the Listing Standards for Audit Committees......64

   Item 16E Purchase of Equity Securities by the Issuer
               and Affiliated Purchasers....................................64

Part III

   Item 17. Financial Statements............................................65

   Item 18. Financial Statements............................................65

   Item 19. Exhibits........................................................65

                          FORWARD-LOOKING STATEMENTS

     Euroseas Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

     o    our future operating or financial results;

     o future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

     o drybulk and container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

     o our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

     o availability of crew, number of off-hire days, drydocking requirements and insurance costs;

     o our expectations about the availability of vessels to purchase or the useful lives of our vessels;

     o our expectations relating to dividend payments and our ability to make such payments;

     o our ability to leverage to our advantage our manager's relationships and reputations in the drybulk and container shipping industry;

     o    changes in seaborne and other transportation patterns;

     o changes in governmental rules and regulations or actions taken by regulatory authorities;

     o    potential liability from future litigation;

     o    global and regional political conditions;

     o    acts of terrorism and other hostilities; and

     o    other factors discussed in the section titled "Risk Factors."

     WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS ANNUAL REPORT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.     Offer Statistics and Expected Timetable

Not Applicable.

Item 3.     Key Information

A.    Selected Financial Data



                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following information shows selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical results included below and elsewhere in this annual report are not indicative of our future performance.


See next page for table of Euroseas Ltd. - Summary of Selected Historical Financials.

                                     Euroseas Ltd. - Summary of Selected Historical Financials

                                                                                    Year Ended December 31,
                                                                  2002            2003        2004           2005            2006
                                                                       (All amounts in U.S. dollars, except for share data)
Income Statement Data
Voyage revenues                                                 15,291,761    25,951,023    45,718,006    44,523,401     42,143,361
Commissions                                                       (420,959)     (906,017)   (2,215,197)   (2,388,349)    (1,829,534)
Net revenue                                                     14,870,802    25,045,006    43,502,809    42,135,052     40,313,827
Voyage expenses                                                   (531,936)     (436,935)     (370,345)     (670,551)    (1,154,738)
Vessel operating expenses                                       (7,164,271)   (8,775,730)   (8,906,252)   (8,610,279)    10,368,817)
Amortization dry-docking and special survey expense
and vessel depreciation  (1)                                    (4,053,049)   (4,757,933)   (3,461,678)   (4,208,252)    (7,292,838)
Management fees                                                 (1,469,690)   (1,722,800)   (1,972,252)   (1,911,856)    (2,266,589)
Other general and administration expenses                                -             -             -      (420,755)    (1,076,884)
Net gain on sale of vessels                                              -             -     2,315,477             -      4,445,856
Operating income                                                 1,651,856     9,351,608    31,107,759    26,313,359     22,599,817
Interest and other financing costs                                (799,970)     (793,257)     (708,284)   (1,495,871)    (3,398,858)
Interest income                                                      6,238        36,384       187,069       460,457        870,046
Net income                                                         891,628     8,426,612    30,611,765    25,178,454     20,069,407

Balance Sheet Data
Current assets                                                   3,192,345     9,409,339    16,461,159    25,350,707      9,975,596
Vessels, net                                                    45,254,226    41,096,067    34,171,164    52,334,897     95,494,342
Deferred assets and other long term assets                       1,812,551       952,613     2,205,178     1,855,829     12,035,321
Total assets                                                    50,259,122    51,458,019    52,837,501    79,541,433    117,505,259
Current liabilities including current portion
of long term                                                    10,878,488     8,481,773    13,764,846    18,414,877     21,665,399
Long term debt, including current portion                       23,845,000    20,595,000    13,990,000    48,560,000     74,950,000
Total liabilities                                               28,973,488    23,971,773    21,724,846    52,544,877     79,493,599
Common shares outstanding (adjusted for the 1-for-3 split)       9,918,056     9,918,056     9,918,056    12,260,387     12,620,150
Share capital                                                      297,542       297,542       297,542       367,812        378,605
Total shareholders' equity                                      21,285,634    27,486,246    31,112,655    26,996,556     38,011,660

Other Financial Data
Net cash provided by operating activities                        5,631,343    10,956,132    34,208,693    20,594,782     20,968,824
Net cash received from (paid to) related party                    (177,169)      482,778    (3,541,236)    7,638,780       (363,461)
Net cash provided by (used in) investing activities            (17,036,079)      214,832     6,756,242   (21,833,616)   (55,367,015)
Net cash provided by (used in) financing activities             12,247,355    (4,778,000)  (33,567,500)    6,188,653     16,741,997
Earnings per share, basic and diluted                                 0.09          0.85          3.09          2.34           1.60
Dividends declared                                                 687,500     1,276,000    25,435,501    30,175,223      9,465,082
Cash paid for common dividend / return of capital                  687,500     1,200,000    26,962,500    46,875,223(2)   9,465,082
Cash dividends / return of capital, declared per common
share                                                                 0.07          0.12          2.72          4.36           0.76
Weighted average number of shares outstanding during period      9,918,056     9,918,056     9,918,056    10,739,476     12,535,365

                                    2002      2003       2004     2005     2006
--------------------------------------------------------------------------------
Fleet Data (3)
Number of vessels                   6.82      8.00       7.31     7.10     8.09
Calendar days                      2,490     2,920      2,677    2,591    2,942
Available days                     2,448     2,867      2,554    2,546    2,895
Voyage days                        2,440     2,846      2,542    2,508    2,864
Utilization Rate (percent)          99.7%     99.3%      99.5%    98.5%    98.9%

                                         (In U.S. dollars per day per vessel)
Average TCE rate                   6,049     8,965     17,839   17,485   14,313
Running Cost                       2,877     3,005      3,327    3,323    3,524
Management Fee                       590       590        737      738      770
G&A Expenses                           -         -          -      162      366
Total Operating Expenses           3,467     3,595      4,064    4,223    4,660

(1) In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed drydocking in the current year and it is not expected to be sold until year 2007. The m/v Widar was sold in April 2004. Depreciation expenses for m/v Widar for the year ended December 31, 2004 amounted to $136,384 compared to $409,149 in 2003.

(2) This amount reflects a dividend in the amount of $30,175,223 and a return of capital in the amount of $16,700,000. The total payment to shareholders made in 2005 is in excess of previously retained earnings because the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company's operations up to that time and to recapitalize the Company. This one-time dividend cannot be considered indicative of future dividend payments and the Company refers you to the other sections in this annual report for a clearer understanding of the Company's dividend policy.

(3) For the definition of calendar days, available days, voyage days and utilization rate see Item 5A-Operating Results.

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

     We are an independent shipping company that operates in the drybulk and container shipping industry. Our profitability is dependent upon the freight rates we are able to charge. The supply of and demand for shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.

     In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

The value of our vessels may fluctuate, adversely affecting our earnings, liquidity and causing us to breach our secured credit agreements.

     The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:

     o general economic and market conditions affecting the shipping industry;

     o    supply of drybulk, container and multipurpose vessels;

     o    demand for drybulk, container and multipurpose vessels;

     o    types and sizes of vessels;

     o    other modes of transportation;

     o    cost of newbuildings;

     o new regulatory requirements from governments or self-regulated organizations; and

     o    prevailing level of charter rates.

     As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

     In addition, we periodically re-evaluate the carrying amount and period over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or market value has declined could result in an impairment charge against our earnings and a reduction in our shareholders' equity. Any change in the assessed value of any of our vessels might also cause a violation of the covenants of each secured credit agreement which in turn might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed value of our vessels and the value such vessels are required to maintain pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Further, future loans that we may agree to may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

Our future profitability will be dependent on the level of charter rates in the international drybulk and container shipping industry.

     Charter rates for the international drybulk and container shipping industry have reached record highs during the past two years; however, by the beginning of 2006 rates declined and while drybulk rates have recovered since early 2006 and continue strong in 2007, container ship rates have remained flat for most of 2006, further declined by the end of the year and only modestly recovered in the beginning of 2007. We anticipate that the future demand for our drybulk, container and multipurpose vessels and the charter rates of the corresponding markets will be dependent upon continued economic growth in China, India and the world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. For instance, given that as of April 1, 2007 the capacity of the fully cellular worldwide container vessel fleet was approximately 9.7 million teu, with approximately 4.6 million teu of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

     The factors affecting the supply and demand for vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. Some of the factors that influence demand for vessel capacity include:

     o supply and demand for drybulk and container ship commodities, and separately for containerized cargo;

     o    global and regional economic and political conditions;

     o the distance drybulk and containerized commodities are to be moved by sea;

     o    environmental and other regulatory developments;

     o    currency exchange rates;

     o changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities; and

     o    changes in seaborne and other transportation patterns.

    Some of the factors that influence the supply of vessel capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels;

     o    the price of steel and other materials;

     o    port congestion;

     o changes in environmental and other regulations that may limit the useful life of vessels; and

     o    the number of vessels that are out of service.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.

     A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China or India, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

     Although most of our vessels are currently under period charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while period charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

An over-supply of drybulk carrier and container ship capacity may lead to reductions in charter hire rates and profitability.

     The market supply of drybulk carriers and especially container ships has been increasing, and the number of container ships on order have recently reached historic highs. These newbuildings are expected to begin being delivered in significant numbers starting in 2007. An over-supply of drybulk carrier and container ship capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our drybulk carriers' and container ships' current charters, such as during 2007, when the charters under which two of our container ships are currently deployed expire, we may only be able to recharter those drybulk carriers and container ships at reduced or unprofitable rates or we may not be able to charter these vessels at all.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

     Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

     The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's ("IMO's") International Management Code for the Safe Operation of Ships and Pollution Prevention ("ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels and Eurobulk, our affiliated ship management company, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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

     International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

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

Company Risk Factors
---------------------

If we cannot use the remaining proceeds of our follow-on offering to acquire vessels and expand our fleet, we may use the proceeds of this offering for general corporate purposes which may result in lower earnings.

     We intend to use the remaining proceeds of our recent follow-on offering to acquire additional vessels and expand our fleet. Our management will have the discretion to identify and acquire vessels. If our management is unable to identify and acquire vessels on terms acceptable to us, we may use the remaining proceeds for general corporate purposes. It may take a substantial period of time before we can locate and purchase suitable vessels. During this period, the remaining proceeds of the offering may be invested on a short-term basis and therefore may not yield returns at rates comparable to what a vessel might have earned.

We depend entirely on Eurobulk to manage and charter our fleet, which may adversely affect our operations if Eurobulk fails to perform its obligations.

     We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose Eurobulk's services or Eurobulk may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against Eurobulk if it defaults on its obligations to us, you will have no recourse against Eurobulk. Further, we expect that we will need to seek approval from our lenders to change Eurobulk as our ship manager.

Because Eurobulk is a privately held company, there is little or no publicly available information about it and there may be very little advance warning of operational or financial problems experienced by Eurobulk that may adversely affect us.

     The ability of Eurobulk to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Eurobulk's financial strength, and because Eurobulk is privately held it is unlikely that information about its financial strength would become public unless Eurobulk began to default on its obligations. As a result, there may be little advance warning of problems affecting Eurobulk, even though these problems could have a material adverse effect on us.

We are controlled by Friends, which may limit your ability to influence our actions.

     As of April 27, 2007, Friends, our largest shareholder, owns or controls 54.0% of the outstanding shares of our common stock. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

We are a "controlled company" under NASDAQ rules, and as such we are entitled to exemption from certain NASDAQ corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

     Friends owns or controls a majority of our outstanding voting stock. As a result, we are a "controlled company" within the meaning of the NASDAQ corporate governance standards. Under NASDAQ rules, a company of which more than 50% of its voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain NASDAQ corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors and (2) the requirement to maintain independent compensation and nominating committees. We may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, will, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

We and our principal officers have affiliations with Eurobulk that could create conflicts of interest detrimental to us.

     Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk is expected to manage at least one vessel other than those owned by Euroseas. In the past, Eurobulk has managed other vessels where the Pittas family was a minority shareholder but never any where there was no Pittas family participation at all. However, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have controlling, little or even no power or participation and where such conflicts may arise. Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

   Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers, container ships or multipurpose vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends Investment Company Inc. and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or container ship which any of them may consider for acquisition in the future. In addition, Mr. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or we do not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective Affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

     Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer and Secretary are not employed directly by us, but rather their services are provided pursuant to our master management agreement with Eurobulk. These officers may spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

We may not be able to pay dividends.

     Subject to the limitations discussed below, we currently intend to pay regular minimum quarterly dividends of $0.22 per share in 2007 to holders of our common stock, when, as and if declared by our Board of Directors. However, we may not earn sufficient charterhire or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

     If we are not successful in acquiring additional vessels, any unused net proceeds from our recent follow-on offering may be used for other corporate purposes or held pending investment in other vessels. Identifying and acquiring vessels may take a significant amount time. The result may be that proceeds of this offering are not invested in additional vessels, or are so invested but only after some delay. In either case, we will not be able to earn charter hire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.

     In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

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

     o    enhancing our customer base;

     o    managing our expansion; and

     o    obtaining required financing on acceptable terms.

     During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, and (3) integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

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

     o change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

     o    sell our vessels.

     Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.

     To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2006, we had total bank debt of $74.95 million. Our current repayment schedule requires us to repay $18.04 million of this debt over the next 12 months. If we were unable to service our debt, it could have a material adverse effect on our financial condition and results of operations.

     A rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. To finance vessel purchases, we have borrowed, and may continue to borrow, under loan agreements that provide for periodic interest rate adjustments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

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

     Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Eurobulk to recruit suitable additional seafarers and shoreside administrative and management personnel. Eurobulk may not be able to continue to hire suitable employees as we expand our fleet. If Eurobulk's unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

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

In the highly competitive international drybulk and container shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

     We employ our vessels in highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of drybulk and container cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on period charters.

     As of April 27, 2007, eight of the ten vessels in our fleet are employed under period charters with remaining terms ranging between four months and 59 months, and one of our vessels is partly protected from market fluctuations (77% of its capacity in 2007 and 42% in 2008) via its participation in a shipping pool and three "short panamax funds" (cargo funds). Although period charters provide relatively steady streams of revenue, vessels committed to period charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

     The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

     o    marine disaster;

     o    piracy;

     o    environmental accidents;

     o    grounding, fire, explosions and collisions;

     o    cargo and property losses or damage;

     o business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

     o work stoppages or other labor problems with crew members serving on our vessels.

     Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The operation of drybulk carriers has certain unique operational risks.

     The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

The operation of container ships has certain unique operational risks.

     The operation of container ships has certain unique risks. Container ships operate at high speeds in order to move cargoes around the world quickly and minimize delivery delays. These high speeds can result in greater impact in collisions and groundings resulting in more damage to the vessel when compared to vessels operating at lower speeds. In addition, due to the placement of the containers on a container ship, there is a greater risk that containers carried on deck will be lost overboard if an accident does occur. Furthermore, with the highly varied cargo that can be carried on a single container ship, there can be additional difficulties with any clean-up operation following an accident. Also, we may not be able to correctly control the contents and condition of cargoes within the containers which may give rise to events such as customer complaints, accidents on-board the ships or problems with authorities due to carriage of illegal cargoes. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and it may face unexpected drydocking costs, which could affect our cash flow and financial condition.

     If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

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

     In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of April 27, 2007, the average age of our fleet was approximately 17 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

     Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition and results of operations.

Our international operations expose us to risks of terrorism and piracy that may interfere with the operation of our vessels.

     We are an international company and primarily conducts our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. We are not fully insured against any of these risks. In addition, future hostilities or other political instability in regions where our vessels operate could have a material adverse effect on our trade patterns and adversely affect our operations and performance.

Obligations associated with being a public company require significant company resources and management attention.

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. However, as a non-accelerated filer, we are not yet subject to this requirement. Currently, we would be subject to such requirement by the end of our fiscal year ending December 31, 2007. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We have to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

     We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

Our historical financial and operating data may not be representative of our future results because we are a recently formed company with a limited operating history as a stand-alone entity and as a publicly traded company.

     Our historical financial and operating data may not be representative of our future results because we are a recently formed company with a limited operating history as a stand-alone entity and as a publicly traded company. Our consolidated financial statements include the financial position, results of operations and cash flows of shipowning companies managed by Eurobulk and majority owned by the Pittas family prior to their contribution to us. Although our results of operations, cash flows and financial condition reflected in the consolidated financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

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

     Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

     There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, the U.S. Internal Revenue Service, or IRS, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

     If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Consequences -- United States Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition or our shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our shares. See "Tax Consequences -- United States Federal Income Taxation of U.S. Holders" for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.

     Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

     We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Due to the factual nature of the issues involved, we may not be able to maintain our tax-exempt status or that of any of our subsidiaries.

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

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

     We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

     There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Risk Factors Relating To Our Common Stock

There may not be a liquid market for our common stock, which may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

     Although our shares of common stock have traded on the NASDAQ Global Market since January 31, 2007, the trading volume has been low. We cannot predict at this time how actively our shares will trade in the public market or whether the price of our shares in the public market will reflect our actual financial performance.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

     The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

     o    quarterly variations in our results of operations;

     o changes in sales or earnings estimates or publication of research reports by analysts;

     o speculation in the press or investment community about our business or the shipping industry generally;

     o changes in market valuations of similar companies and stock market price and volume fluctuations generally;

     o strategic actions by us or our competitors such as acquisitions or restructurings;

     o    regulatory developments;

     o    additions or departures of key personnel;

     o    general market conditions; and

     o domestic and international economic, market and currency factors unrelated to our performance.

     The stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

Our stock price may fall below the minimum share price requirements of the NASDAQ Global Market.

     Although the price of shares of our common stock is currently above the minimum share price requirement to maintain the listing of our shares on the NASDAQ Global Market, we cannot predict what the price will be in the future. If our share price falls below $5.00, our common stock will not be marginable and this may reduce the liquidity of our common stock. If our share price falls below the required $1.00 minimum share price requirement for listed stock or we fail to maintain any other listing requirements, our stock could be delisted. Any of these events could result in an active trading market no longer existing for our shares.

The price of our shares may be volatile and less than you originally paid for such shares.

   The price of our shares may be volatile, and may fluctuate due to factors such as:

     o    actual or anticipated fluctuations in quarterly and annual results;

     o    mergers and strategic alliances in the shipping industry;

     o    market conditions in the industry;

     o    changes in government regulation;

     o fluctuations in our quarterly revenues and earnings and those of our publicly held competitors; o payment of dividends;

     o shortfalls in our operating results from levels forecasted by securities analysts;

     o    announcements concerning us or our competitors; and

     o    the general state of the securities markets.

     The international drybulk and container shipping industry has been highly unpredictable and volatile. The market for stock of companies in this industry may be equally volatile. Our shares may trade at prices lower than you originally paid for such shares.

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

Future sales of our stock could cause the market price of our common stock to decline.

     Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

     Pursuant to our prior Form F-1 registration statement that was declared effective on February 3, 2006, we registered for resale 2,342,331 shares of common stock issued in a private placement transaction on August 25, 2005 (the "Private Placement"), 585,589 shares of our common stock issuable upon the exercise of warrants issued in the Private Placement and 272,868 shares of our common stock issued to certain affiliates of Cove Apparel, Inc. ("Cove"), in connection with the merger of Cove with our wholly-owned subsidiary, Euroseas Acquisition Company Inc. At no time did Euroseas Ltd., the parent company, merge with or into Cove. Registration of such shares has, except for any shares purchased by affiliates, resulted in such shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act").

     In addition, we have entered into a registration rights agreement with Friends Investment Company Inc. ("Friends"), our largest shareholder, pursuant to which we have granted Friends the right to require us to register under the Securities Act, shares of our common stock held by it. Under the registration rights agreement, Friends has the right to request that we register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings requested by stockholders or initiated by us. Friends has agreed to waive its rights under the registration rights agreement until 180 days from January 30, 2007. Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Shares not registered pursuant to the registration rights agreement may, subject to a lock-up agreement to which Friends is a party, be resold pursuant to an exemption from the registration requirements of the Securities Act, including the exemptions provided by Rule 144 and Regulation S under the Securities Act.

     On January 30, 2007, we issued an additional 5,750,000 shares pursuant to our follow-on common stock offering. We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock, of which 18,370,150 shares of common stock are outstanding as of April 27, 2007. Entities affiliated with our President and Chief Executive Officer and certain other large affiliated shareholders currently own or control 10,251,390 shares (assuming no exercise of 83,334 warrants owned by Eurobulk Marine Holdings, Inc.), or approximately 54.0%, of our outstanding common stock. The number of shares of stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and principal shareholders have entered into with the underwriters of our follow-on common stock offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and certain shareholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days (with respect to our officers, directors, Friends and Eurobulk Marine) and 90 days (with respect to certain other large, non-affiliated shareholders) from January 30, 2007 without the prior written consent of Oppenheimer & Co. Inc.

Dividends paid on the common stock to U.S. individuals, trusts and estates may be taxed as ordinary income.

     Our common stock is listed on the NASDAQ Global Market and dividends on our common stock are treated as "qualified dividend income" which is taxed to U.S. individuals, trusts and estates at preferential tax rates. If our common stock fails to maintain the requirements of the NASDAQ Global Market or another established securities market in the United States, our shares will trade over the counter and any dividends paid on the shares will be treated for U.S. tax purposes as ordinary income rather than "qualified dividend income" and lose the preferential tax treatment. We might not be able to maintain the listing of our common stock on the NASDAQ Global Market or another established securities market in the United States. In such case, any dividends paid on the common stock will not be treated as "qualified dividend income" and will not be subject to tax at preferential rates.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

     Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the "BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.  Information on the Company

A.    History and development of the Company

     We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate container ships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 27, 2007, our fleet consisted of four drybulk carriers, comprised of two Panamax drybulk carriers and two Handysize drybulk carriers, five containerships and one multipurpose vessel. The total cargo carrying capacity of the four bulk carriers is 212,443 deadweight tons, or dwt, and of the three containerships is 110,042 dwt and 7,487 twenty-foot equivalent units, or teu. Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Six of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the four vessels (and of three additional vessels that have since been sold) transferred their shares in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. We have purchased six additional vessels since June 2005.

     On August 25, 2005, we raised approximately $17.5 million in net proceeds from the private placement of our securities to a number of institutional and accredited investors (the "Private Placement"). In the Private Placement, we issued 2,342,331 shares of common stock at a price of $9.00 per share (adjusted for the 1-for-3 reverse split of our common stock effected on October 6, 2006), as well as warrants to purchase an additional 585,589 shares of common stock. The warrants have a five year term and an exercise price of $10.80 per share (adjusted for the 1-for-3 reverse split of our common stock). As a condition to the Private Placement, we agreed to execute a merger agreement with Cove, a public shell company, whereby Cove would merge with our wholly-owned subsidiary, Euroseas Acquisition Company Inc. The merger was consummated on March 27, 2006.

     We registered for resale the shares issued in the Private Placement, the shares underlying the warrants issued in the Private Placement as well as the shares issued to certain Cove's shareholders in the merger. On February 3, 2006, the SEC declared our registration statements effective.

     On February 5, 2007, we raised approximately $43.1 million in net proceeds from a follow-on common stock offering. Our shares originally traded on the OTCBB under the symbol ESEAF.OB until October 5, 2006 and EUSEF.OB from October 6, 2006 to January 30, 2007. Since January 31, 2007, our shares have traded on the NASDAQ Global Market under the symbol ESEA.

     Our executive offices are located at 40 Ag. Konstantinou Ave., 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

B.    Business overview

     Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and
(iii) multipurpose vessels that can carry either bulk cargoes or containers. Please see information in the section "Our Fleet", below. During 2002, 2003, 2004, 2005 and 2006 we had a fleet utilization of 99.7%, 99.3%, 99.5%, 98.5% and
98.9%, respectively, our vessels achieved daily time charter equivalent rates of $6,049, $8,965, $17,839, $17,485 and $14,313, respectively, and we generated revenues of $15.29 million, $25.95 million, $45.72 million, $44.52 million and $42.14 million, respectively.

     Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk and containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Eurobulk. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate drybulk and containership vessels of any age. We continuously evaluate sale and purchase opportunities, as well as long term employment opportunities for our vessels.

Our Fleet

As of April 27, 2007, the profile and deployment of our fleet is the following:

                                                       Year
Name                    Type          Dwt       TEU    Built   Employment    TCE Rate ($/day)
----------------------------------------------------------------------------------------------------

Dry Bulk
--------
----------------------------------------------------------------------------------------------------
                                                               Baumarine
                                                               Pool - until
IRINI                   Panamax       69,734           1988    end 2008      $17,000 to $20,000 (*)
                                                               TC until
ARISTIDES NP            Panamax       69,268           1993    Jan-09        $29,000
                                                               TC until
NIKOLAOS P.             Handysize     34,750           1984    Aug-08        $21,300

GREGOS                  Handysize     38,691           1984    Spot          $22,500/next $27,000
----------------------------------------------------------------------------------------------------

Total Dry Bulk Vessels  4            212,443
----------------------------------------------------------------------------------------------------

Container Carriers
------------------
                                                               TC until
ARTEMIS                 Intermediate  29,693    2,098  1987    Dec-08        $19,000
                                                               TC until
YM XINGANG I            Handysize     23,596    1,599  1993    Jul-09        $26,650
                                                               TC until
MANOLIS P               Handysize     20,346    1,452  1995    Mar-08        $13,450
                                                               TC until
YM QINGDAO I            Feeder        18,253    1,169  1990    April-08      $12,800
                                                               TC until
KUO HSIUNG              Feeder        18,154    1,169  1993    Nov-07        $12,000
----------------------------------------------------------------------------------------------------

Total Container         5            110,042    7,487
----------------------------------------------------------------------------------------------------

Multipurpose Vessels
--------------------
----------------------------------------------------------------------------------------------------
                                                                             $8,850 until Dec-08,
                                                               TC until      $9,500 until Dec-10,
TASMAN TRADER           Multipurpose  22,568      950  1990    Mar-12        $9,000 until Mar-12
----------------------------------------------------------------------------------------------------
Total Multipurpose      1             22,568      950
Vessels
------------------
----------------------------------------------------------------------------------------------------

FLEET GRAND TOTAL      10            345,053    8,437

----------------------------------------------------------------------------------------------------

(*) The owning company of m/v Irini participates in 2 short funds (contracts of affreightment to carry cargo) that provide an effective coverage of m/v Irini for 77% in 2007 and 42% in 2008. The combination of the short funds and pool employment secures the mentioned rate range for the greater part of the period to the end of 2008 for the percent of the earnings mentioned above respectively in 2007 and 2008.

     We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose segments by targeting primarily mid-age vessels at the time of purchase under market conditions as those prevailing during the first three months of 2007. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. Presently, our five containerships, our multipurpose vessel, one of our panamax bulkers and one of our handysize bulkers are employed under time charters. Our other panamax vessel, m/v Irini, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area, and also participates in two "short" funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately).

     As of April 27, 2007, 88% of our ship capacity days in 2007 accounting for fixed spot employment in the first and second quarter of the year, and 40% of our ship capacity days in 2008, are under time charter contracts or protected from market fluctuations.

Management of Our Fleet

     The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, an affiliated company, under a master management agreement with us and separate management agreements with each ship-owning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our master management agreement, Eurobulk is responsible for providing us with executive services and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

     Our master management agreement with Eurobulk is effective as of October 1, 2006 and has an initial term of 5 years until September 30, 2011. The master management agreement cannot be terminated by Eurobulk without cause or under the other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This master management agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the master management agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobulk. In addition, upon expiration of the current ship management agreements between Eurobulk and each vessel-owing subsidiary, such subsidiaries will enter into new ship management agreements with Eurobulk that terminate contemporaneously with the master management agreement.

     In exchange for providing us with the services described above, we pay Eurobulk 630 euros per vessel per day adjusted annually for inflation.

Our Competitive Strengths

     We believe that we possess the following competitive strengths:

     o Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 19 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

     o Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 19 years during 2006, our total vessel operating expenses, including management fees and general and administrative expenses were $4,660 per day for the year ended December 31, 2006. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures. For the year ended December 31, 2006, our fleet utilization was 98.9% and since 2002 our utilization rate has averaged in excess of 99.0%.

     o Strong Relationships with Customers and Financial Institutions. We believe Eurobulk and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of their long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of Eurobulk and the Pittas family helps us to secure favorable employment for our vessels with well known charterers.

Our Business Strategy

     Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and container ships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Additionally, with the remaining proceeds from our recent follow-on offering, we plan to expand our fleet to increase our revenues and earnings and make our drybulk carrier and container ship fleet more cost efficient and attractive to our customers. We believe the following describe our business strategy:

     o Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and developments present themselves. We will be initially focused on purchasing well-maintained, secondhand vessels, which should provide a significant value proposition given the strong charter rates that exist currently. However, we will also consider purchasing younger vessels or newbuildings if the value proposition exists at the time. Furthermore, as part of our fleet renewal, we will continue to sell certain vessels when we believe it is in the best interests of the Company and our shareholders.

     o Maintain Balanced Employment. We intend to strategically employ our fleet between period and spot charters. We actively pursue period charters to obtain adequate cash flow to cover our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We look to deploy the remainder of our fleet through period charters, spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. On the basis of our fixed spot and existing period contracts, approximately 88% of our vessel capacity in 2007 and approximately 40% in 2008 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.

     o Operate a Fleet in Two Sectors. While remaining focused on the dry cargo segment of the shipping industry, we intend to continue to develop a diversified fleet of drybulk carriers and container ships of up to Panamax size. A diversified drybulk fleet profile will allow us to better serve our customers in both major and minor bulk trades, as well as to reduce any dependency on any one cargo, trade route or customer. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply that has occurred with larger container ships. A diversified fleet, in addition to enhancing the stability of our cash flows, will also help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates.

     o Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2006 calls for a reduction of more than 45% of our then outstanding debt by the end of 2008. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and pay consistent and possibly higher dividends to our shareholders.

Our Customers

     Our major charterer customers during the last three years include Klaveness (Bulkhandling and Baumarine shipping pools), Cheng Lie, Swiss Marine, Hamburg Bulk Carriers, Phoenix, Yang Ming Lines and Italia Maritima. We are a relationship driven company, and our top five customers in 2006 include three of our top five customers from 2005 (Cheng Lie, Yang Ming Lines and Klaveness). Our top five customers accounted for approximately 60% of our total revenues in 2006, 72% of our total revenues in 2005 and 69% of our total revenues for 2004. In 2006, our largest five customers, Italia Maritima, Klaveness, Cheng Lie, Yang Ming Lines and Tasman Orient Lines, accounted for 16.6%, 15.1%, 12.7%, 10.4% and 5.3% of our total revenues, respectively.


                                                  Year ended December 31,
Charterer                         2004              2005                2006
-------------------------------------------------------------------------------
A                                     -                 -               16.63%
B                                     -             5.50%               15.06%
C                                11.50%            17.48%               12.67%
D                                     -             9.60%               10.40%
E                                     -                 -                5.32%
F                                     -            26.85%                    -
G                                20.60%            12.32%                    -
H                                14.07%                 -                    -
I                                12.20%                 -                    -
J                                10.52%                 -                    -

The Dry Cargo and Containership Industries

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

     There are four main classes of bulk carriers -- Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight ton ("dwt") capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Capesize vessels.

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

     Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade is the fastest growing sector of seaborne trade. Containerships are further categorized by their size measured in twenty-foot equivalent units (teu) and whether they have their own gearing. The different categories of containerships are as follows. Post-panamax vessels are vessels with carrying capacity of more than 4,000 teu. Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu. Intermediate container ships are vessels with carrying capacity from 2,000 to 3,000 teu. Handysize container ships are vessels with carrying capacity from 1,300 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear. Finally, Feeder containerships are vessels with carrying capacity from 500 to 1,300 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports
(hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors

     We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, period charters or shipping pools) through the use of Eurochart, an affiliated brokering company who negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of drybulk carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the container ship sector. Ownership of drybulk carriers and container ships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ:
DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NASDAQ: GSTL), Navios Maritime Holdings Inc. (NASDAQ: BULK), Quintana Maritime Limited (NASDAQ: QMAR), Danaos Corporation (NYSE: DAC) and Goldenport Holdings Inc. (LSE: GPRT).

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

     The container ship industry seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe, Japan and others. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period of time, container shipping rates are higher and, as a result, the charter rates for container ships are higher. However, fluctuations due to seasonality in the container shipping industry are much less pronounced than in the drybulk shipping industry.

Environmental and Other Regulations

   Government regulation significantly affects the ownership and operation of our vessels. Our vessels are subject to international conventions and national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

     A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

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

Environmental Regulation - International Maritime Organization ("IMO")

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

     The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, we may not be able to maintain such certification indefinitely.

Environmental Regulations - The United States of America Oil Pollution Act of 1990 ("OPA")

     OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all shipowners and operators whose vessels trade in the United States of America, its territories and possessions or whose vessels operate in waters of the United States of America, which includes the United States' territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.

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

     OPA was amended in 2006 to increase the limits of the liability of responsible parties for non-tank vessels to the greater of $950 per gross ton or $800,000 (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

     We currently maintain for each of our vessels pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic pollution liability incident exceed our insurance coverage, the payment of those damages may materially decrease our net income.

     OPA requires shipowners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility for non-tank vessels in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. We expect that the Coast Guard will increase the amount of financial responsibility to reflect the 2006 increase in liability under OPA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty.

     OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We currently comply, and intend to comply in the future, with all applicable state regulations in the ports where our vessels call.

Environmental Regulation - The United States of America Clean Water Act

     The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under OPA and CERCLA.

     Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the Court's ruling, shipowners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by EPA or face penalties. EPA has appealed this decision to the Ninth Circuit Court of Appeals, but, if the lower court's order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels.

Environmental Regulation - Other Environmental Initiatives

     The European Union is considering legislation that will affect the operation of vessels and the liability of shipowners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

     The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

     At the international level, the IMO adopted an International Convention for the control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention"). The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

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


     The following table lists the next drydocking and special survey for the vessels in our current fleet.

Vessel                                         Next             Type
------------------------------------------- -------------   ------------

TASMAN TRADER............................   June 2010      Special Survey
YM QINGDAO I.............................   July 2010      Special Survey
ARTEMIS..................................   April 2010     Special Survey
YM XINGANG I ............................   December 2007  Drydocking
ARISTIDES N.P. ..........................   March 2008     Special Survey
KUO HSIUNG ..............................   April 2008     Special Survey
IRINI....................................   June 2008      Special Survey
NIKOLAOS P ..............................   March 2009     Special Survey
GREGOS...................................   June 2007      Drydocking
MANOLIS P................................   July 2007      Drydocking
------------

Risk of Loss and Liability Insurance

General

     The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for shipowners and operators trading in the United States of America market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

     Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Our vessels are members of the UK Club. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Our vessels are subject to mortgages. Specifically:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 dwt bulk carrier motor vessel Ariel, which was built in 1977 and acquired on March 5, 1993. Ariel was sold on February 22, 2007.
o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 dwt bulk carrier motor vessel Nikolaos P, which was built in 1984 and acquired on July 22, 1996.
o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 dwt bulk carrier motor vessel John P, which was built in 1981 and acquired on March 7, 1998. John P was sold on July 5, 2006.
o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 dwt bulk carrier motor vessel Pantelis P, which was built in 1981 and acquired on June 4, 1997. Pantelis P was sold on May 31, 2006. On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 dwt Cyprus flag dry bulk moter vessel "Gregos", which was built in 1984.
o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 dwt container carrier motor vessel HM Qingdao 1 (ex Kuo Jane), which was built in 1990 and acquired on February 16, 2001.
o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 dwt container carrier motor vessel Kuo Hsiung, which was built in 1993 and acquired on May 13, 2002.
o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 dwt bulk carrier motor vessel Irini, which was built in 1988 and acquired on October 15, 2002.
o Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 dwt container carrier motor vessel Artemis, which was built in 1987 and acquired on November 25, 2005.
o Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 dwt / 950 TEU multipurpose motor vessel m/v Tasman Trader, which was built in 1990 and acquired on April 27, 2006.
o Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 dwt dry bulk motor vessel "Aristides N.P.", which was built in 1993 and acquired on September 4, 2006.
o Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 dwt container carrier "YM Xingang I", which was built in February 1993 and acquired on November 15, 2006.
o Manolis Shipping Ltd., incorporated in Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 dwt container carrier motor vessel "Manolis P", which was built in 1995 and acquired on April 12, 2007.

As of December 31, 2006, our vessels m/v Ariel and m/v Nikolaos P, were collateral to a loan with an outstanding balance of $3,800,000. Our vessels, m/v HM Quingdao 1 and m/v Kuso Hsiung, were collateral to a loan with an outstanding balance of $11,750,000; our vessel m/v Irini was collateral to two loans with an aggregate balance of $4,180,000. Our vessel, m/v Artemis, was collateral to a loan with an outstanding amount of $12,000,000. Our vessel, m/v Tasman Trader, was collateral to a loan with an outstanding balance of $7,720,000. Our vessel, m/v Aristides N.P., was collateral to a loan with an outstanding balance of $15,500,000. Our vessel, m/v YM Xingang I, was collateral to a loan with an outstanding balance of $20,000,000. Our vessel, m/v Gregos, was added as collateral to the same loan as our vessel, m/v YM Xingang I, after its acquisition on February 22, 2007.


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

     We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate container ships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 27, 2007, our fleet consisted of four drybulk carriers, comprised of two Panamax drybulk carriers and two Handysize drybulk carriers, five containerships and one multipurpose vessel. The total cargo carrying capacity of the four bulk carriers is 212,443 deadweight tons, or dwt, and of the three containerships is 110,042 dwt and 7,487 twenty-foot equivalent units, or teu. Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

     We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment (please refer to the section "The Dry Cargo and Containership Industries" under Item 4B for a description of the above mentioned types of vessel employment). As of April 27, 2007, one of our vessels participated in a shipping pool.

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

     We constantly evaluate secondhand vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow, as well as, sale opportunities of certain of our vessels. Since December 31, 2006, we have purchased one drybulk carrier (m/v Gregos built in 1984) and one container ship (m/v Manolis P both built in 1995) in accordance with our strategy of renewing our fleet and expanding it utilizing the funds we raised in our follow-on common stock offering that was completed on February 5, 2007.

A.   Operating results

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

     Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, one of our affiliates, plus additional commission of usually up to 5% to other brokers involved in the transaction. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel bought or sold by them on our behalf.

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

     Management fees. These are the fees that we pay to Eurobulk, our ship manager and an affiliate, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee is 630 Euros per vessel per day and is payable monthly in advance adjusted annually for inflation.

     Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the date of original construction. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods. During 2004, management changed its estimate of the scrap value of its vessels (see Item 3A Selected Consolidated Financial Data.

     Amortization of deferred drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard; cost of hiring riding crews to effect repairs on a vessel and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

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

     Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors liability insurance and reimbursement of our directors' and officers' travel-related expenses. General and administrative expenses increased following the completion of our Private Placement and Euroseas becoming a public company due to the duties typically associated with public companies. We acquire executive services, our CEO, CFO and Secretary, through Eurobulk as part of our management agreement. In 2006, the management fee paid to Eurobulk for such executive compensation services to us as a public company was $508,750, incremental to the vessel management fee. In 2005, we paid $250,000 for such services to Eurobulk starting on July 1, 2005. The fee for executive services is adjusted annually for inflation every July 1st.

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

Results from Operations

Year ended December 31, 2006 compared year ended December 31, 2005.

     Voyage revenues. Voyage revenues for the period were $42.14 million, down 5.3% compared to the same period in 2005 during which voyage revenues amounted to $44.52 million. The decrease was primarily due to the lower charter rates our vessels achieved in 2006 as compared to 2005. Our fleet of 8.09 vessels had throughout the period 31 unscheduled offhire days, primarily due to an unscheduled repair for m/v Ariel and 47 days of scheduled offhire for the drydocking of m/v Nikolaos P and m/v Kuo Hsiung, generating an average TCE rate per vessel of $14,313 per day compared to $17,485 per day per vessel for the same period in 2005. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. Shipping markets in 2006 were on average weaker compared to 2005, although in the second half of 2006 the drybulk market recovered significantly. The lower average market rates during 2006 influenced the earnings of our vessel employed in the spot market.

     Commissions. Commissions for the period were $1.83 million. At 4.34% of voyage revenues, commissions were lower than in the same period in 2005. For the year ended December 31, 2005, commissions amounted to $2.39 million, or 5.36% of voyage revenues. The lower level of commissions in 2006 is partly due to the fact that more vessels operated in pools (where commissions are paid by the pool thus reducing the commissions paid by us) and the lower level of commissions of certain period charters (for example, m/v Tasman Trader's charter had commissions of 2.25%).

     Voyage expenses. Voyage expenses for the year were $1.15 million related to expenses for certain voyage charters. For the year ended December 31, 2005, voyage expenses amounted to $0.67 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (1.5% and 2.7% in 2005 and 2006, respectively) of voyage revenues; in 2006, we had more voyage charters than in 2005 which resulted in higher voyage expenses.

     Vessel operating expenses. Vessel operating expenses were $10.37 million for the period compared to $8.61 million for the same period in 2005. This difference was due to the higher average number of vessels we operated in 2006, specifically an average of 8.09 vessels in 2006 compared to 7.10 vessels in 2005. Daily vessel operating expenses per vessel increased modestly between the two periods to $3,524 per day in 2006 compared to $3,323 per day in 2005, a 6.1% increase, reflecting primarily higher crew and lubricant costs.

     Management fees. These are part of the fees we pay to Eurobulk under our management agreement. As of December 31, 2006, Eurobulk charged us 610 Euros per day per vessel totalling $2.27 million for the period, or $770 per day per vessel. For the same period in 2005, management fees amounted to $1.91 million, or $738 per day per vessel based on the daily rate per vessel of 590 Euros. The Euro exchange rate has been on average about 1% higher in 2006 as compared to 2005. The increase in the management fees paid in 2006 also resulted from an increase in the average number of vessels we owned during the period; in 2006, we owned 8.09 vessels compared to an average of 7.10 vessels we owned during 2005.

     Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2006, we had a total of $1.1 million of general and administrative expenses as compared to $0.4 million in 2005. We started incurring these expenses in the second half of 2005 and mainly after the completion of our private placement in August 2005. Our 2006 level of general and administrative expenses reflect a full year of incurring them compared to less than half a year in 2005.

     Amortization of drydocking and special survey expense and vessel depreciation. Amortization and depreciation for the period was $7.29 million. This consists of $6.28 million of depreciation and $1.01 million of amortization of deferred drydocking expenditures. Comparatively, depreciation and amortization for the same period in 2005 amounted to $2.66 million and $1.55 million, respectively, for a total of $4.21 million. Depreciation in 2006 was higher than in 2005 because of the higher average number of vessels and also because the depreciation associated with vessels bought in 2006 was higher than the corresponding depreciation of the vessels sold during 2006. Amortization in 2006 is lower than the same period in 2005 due to the sale of m/v Pantelis P and m/v John P in the middle of 2006, while the 3 vessels bought during 2006 did not have any amortization during the year.

     Net gain or Loss from vessel sales. There were two vessels sold in 2006 for a gain of $4.45 million. There were no vessel sales in the year ended December 31, 2005.

     Interest and other financing costs, net. Interest and other financing costs, net for the period were $2.53 million. Of this amount, $3.40 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.87 million of interest income during the period. Comparatively, during the same period in 2005, net interest and finance costs amounted to $1.04 million, comprised of $1.50 million of interest incurred and loan fees and offset by $0.46 million of interest income. Interest incurred and loan fees are higher in 2006 due to the higher loan amount outstanding as a result of the new loans undertaken in June 2006, August 2006 and November 2006.

     Derivative and Foreign Exchange Gains or Losses. In 2006, we had a $1,598 foreign exchange loss and no derivative gains or losses. In 2005, we had a derivative loss of $0.10 million due to an interest rate swap on a notional amount of $5 million, and foreign exchange gains of less than $0.01 million.

     Net income. As a result of the above, net income for the year ended on December 31, 2006 was $20.07 million compared to $25.18 million for the same period in 2005, representing a decrease of 20.3%.

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

     Management fees. These are the fees we pay to Eurobulk under our management agreement with it. As of December 31, 2005, Eurobulk charged us 590 Euros per day per vessel totalling $1.91 million for the period, or $738 per day per vessel. For the same period in 2004, management fees amounted to $1.97 million, or $737 per day per vessel based on the same daily rate per vessel of 590 Euros. The Euro exchange rate has been on average the same during 2005 and 2004. The modest decline in the management fees paid in 2005 is also attributed to the lower average number of vessels we owned during the period; in 2005, we owned
7.10 vessels compared to an average of 7.31 vessels we owned during 2004.

     Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2005, we had a total of $0.4 million of general and administrative expenses. We started incurring these expenses in the second half of 2005 and mainly after the completion of our private placement in August 2005. In 2004, we had no general and administration expenses.

     Amortization of drydocking and special survey expense and vessel depreciation. Amortization and depreciation for the period was $4.21 million. This consists of $2.66 million of depreciation and $1.55 million of amortization of deferred drydocking expenditures. Comparatively, depreciation and amortization for the same period in 2004 amounted to $2.53 million and $0.93 respectively for a total of $3.46 million. Depreciation in 2005 is higher that in 2004 despite the lower average number of vessels because the depreciation associated with m/v Artemis which was bought in November 2005 was higher than the corresponding depreciation of m/v Widar which was sold in April 2004. Amortization for 2005 is higher than the same period in 2004 due to the amortization of additional drydocking expenditures incurred in 2004 and 2005.

     Net gain or loss from vessel sales. There were no vessel sales in the year ended December 31, 2005. In 2004, m/v Widar was sold on April 24 for a gain of $2.32 million.

     Interest and other financing costs, net. Interest and other financing costs, net for the period were $1.04 million. Of this amount, $1.50 million relates to interest incurred and loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.46 million of interest income during the period. Comparatively, during the same period in 2004, net interest and finance costs amounted to $0.52 million, comprised by $0.71 million of interest incurred and loan fees and offset by $0.19 million of interest income. Interest incurred and loan fees are higher in 2005 due to the higher loan amount outstanding as a result of the new loans undertaken in May 2005 and December 2005.

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

Critical Accounting Policies

     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.

     Depreciation

     We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to range from 25 to 30 years from date of initial delivery from the shipyard. We believe that the 25 to 30 year range of depreciable life is consistent with that of other ship owners. As of December 31, 2006, one of our vessels has already reached an age of 29 years and continues to be employed (this vessel, m/v Ariel, was sold for further trading in February 2007). Depreciation is based on cost less the estimated residual scrap value. In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per LWT to better reflect market price developments in the scrap metal market (see Item 3A Selected Consolidated Financial Data. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

     Revenue and expense recognition

     Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage expenses are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income, which in included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

     Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

     Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.

     For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula. For vessels that simultaneously participate in spot chartering pools and cargo pools (pools of contracts of affreightment, also called, short funds; in the Company's case, participation in cargo pools requires participation in spot chartering pools), a combined time charter equivalent revenue is provided by the operator of the vessel and cargo pools

     Deferred drydock costs

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

     Fair value of time charter acquired

     We record all identified tangible and intangible assets or any liabilities associated with the acquisition of a vessel at fair value. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the charterer. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

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

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156 Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140. The Statement requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. Statement 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under Statement 140 and remains unchanged. The Statement is effective for financial statements issued for fiscal years beginning after September 15, 2006. The Company has analyzed this pronouncement and has concluded that this pronouncement does not have any effect on its financial condition, results of operation or cash flows.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company has analyzed FSP AUG AIR-1 and concluded that is does not have any effect on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. The Statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement will be effective for the Company on January 1, 2008. The Company does not believe that this pronouncement will have an effect on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure certain financial assets and financial liabilities at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different attributes and applying complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. This statement will be effective for the Company on January 1, 2008. The Company does not believe that this pronouncement will have an effect on its financial position, results of operations or cash flows.

On September 13, 2006, the SEC released SAB No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement is effective for the Company for the fiscal year ending December 31, 2006. The Company has concluded that the adoption of SAB No. 108 does not have any effect on its financial position, results of operations and cash flows.

B.   Liquidity and Capital Resources

     Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our recent follow-on common stock offering, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward. In our opinion our working capital is sufficient for our present requirements.

Cash Flows

     As of December 31, 2006, we had a cash balance of $2.79 million, funds due from related companies of $2.65 million and $3.85 million cash in restricted retention accounts. Amounts due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from related parties mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. The amount of $2.65 million due from related parties as of December 31, 2006 therefore consists entirely of such deposits. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas. Working capital is current assets minus current liabilities, including the current portion of long term debt. We have a working capital deficit of $11.69 million including the current portion of long term debt which was $18.04 million as of December 31, 2006. All of the $9.47 million dividend declared was paid as of December 31, 2006. We consider our liquidity sufficient for our operations. We expect to finance all our working capital requirements from cash generated from operations and proceeds from our January 30, 2007 follow-on common stock offering.

     Net cash from operating activities.

     Our net cash from operating activities for 2006 was $20.97 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk and another related party, on our behalf, collect our chartering revenues and pay our chartering expenses. Net income for the period was $20.07 million, which was reduced by a gain of $4.45 million from the sale of m/v Pantelis P and m/v John P and increased by $7.37 million of depreciation and amortization amongst other adjustments. In 2005, net cash flow from operating activities was $20.59 million based on a contribution of net income of $25.18 million.

     Net cash from investing activities.

     In 2006, we purchased m/v Tasman Trader for $10.85 million, m/v Aristides NP for $23.57 million and m/v YM Xingang I for $27.33 million for a total of $61.75 million, we received proceeds from the sale of m/v Pantelis P and m/v John P totaling $9.15 million, and, we had to put in retention accounts $65,672 and increase restricted cash by $2.70 million to satisfy requirements of our new loan facilities for a total of funds used in investment activities of $55.37 million. It is our strategy to expand and renew our fleet by pursuing selective acquisitions. At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions. In 2005, cash flow used in investing activities amounted to $21.83 million reflecting the purchase of m/v Artemis for $20.82 million in November 2005 and contribution in retention accounts of $1.01 million.

     Net cash used in financing activities.

     In 2006, net cash provided by financing activities amounted to $16.74 million. This is mainly accounted by net proceeds from long term debt of $26.39 offset by $9.47 million of dividends and $0.15 million in loan arrangement fees paid. In 2005, net cash provided by financing activities amounted to $6.19 million mainly reflecting $18.63 in net proceeds from a private placement, $34.57 million of net proceeds from long term debt offset by $46.88 million of dividend payments / return of capital.

Debt Financing

     We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. During 2006, we drew three loans to partly finance the acquisition of the three vessels we acquired totaling $43.75 million.

     As of December 31, 2006, after considering the loan repayments and new loans discussed in the preceding paragraph, we had eight outstanding loans with a combined outstanding balance of $74.95 million. These loans have maturity dates between 2008 and 2013. Our long-term debt as of December 31, 2006 comprises bank loans granted to our vessel-owning subsidiaries. A description of our loans as of December 31, 2006 is provided in Note 9 of our attached financial statements. In 2007, we plan to repay approximately $18.0 million of our long term debt.

     Our loans have various covenants which include restrictions to changes in management and ownership of the vessels, distribution of dividends or any other distribution of profits or assets, additional indebtedness and mortgaging of vessels without lenders' consent, the sale of vessels, as well as minimum requirements regarding the hull cover ratio and corporate liquidity. If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash. Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. We are not in default of any credit facility covenant as of December 31, 2006.

Capital Expenditures

     We make capital expenditures from time to time in connection with our vessel acquisitions. Our two most recent vessel acquisitions consists of one container ship, m/v Bitre Ritscher (renamed m/v Manolis P), which was delivered to us in April 2007, and one drybulk carrier, m/v Gregos, which was delivered to us in February 2007. We financed both of those purchases initially with 100% equity. We subsequently arranged for a loan to partly finance the acquisition of m/v Gregos and we are in the process to arrange for a loan to finance partly the acquisition of m/v Manolis P to free funds for further acquisitions. Our three acquisitions during 2006, m/v Tasman Trader, m/v Aristides NP and m/v YM Xingang I, were financed with both equity and bank debt.

     In December 2006, we signed an agreement to sell m/v Ariel. We delivered m/v Ariel on February 22, 2007. We will use the proceeds from the sale of the above vessel for general corporate purposes including additional acquisitions, repayment of debt or payment of dividends.

     Two of our vessels in our operating fleet underwent scheduled special surveys in 2006, two vessels underwent special survey or drydocking in 2007 and three additional vessels are scheduled to undergo a special survey or drydocking in 2007. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

     On January 8, 2007, the Company announced the declaration of its sixth consecutive dividend since its Private Placement in August 2005. This dividend of $0.22 per common share was paid on or about February 15, 2007 to all shareholders of record as of January 29, 2007. This follows the Company's prior dividend declarations of $0.21 per common share on November 9, 2006, $0.18 per common share on August 7, 2006, $0.18 per common share on May 9, 2006, $0.18 per common share on February 7, 2006 and of $0.21 per share on November 2, 2005. The aggregate amount of all such dividends was $14,891,738.

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

     The demand for drybulk carrier, containership and multipurpose vessel capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main reasons for the resurgence in drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last five years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, the first half of 2005 and again in late 2006 and early 2007, absorbing additional tonnage especially in the drybulk market.

     The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of March 31, 2007, the global drybulk carrier orderbook amounted to approximately 99 million dwt, or about 27% of the existing fleet, with most vessels on the orderbook expected to be delivered within 30 months. Containership orderbook (including multipurpose vessels) amounted to approximately 4.9 million teu, or about 45% of the existing fleet with most vessels, again, expected to be delivered within 30 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last five years has been between 26 and 27 years, with smaller vessels scrapped at later age. However, due to recent strength in the drybulk and container shipping industry, the average age at which the vessels are scrapped has increased; during 2004, 2005 and 2006, the majority of the handysize and handymax bulkers and feedership, handysize and intermediate size containerships that were scrapped were in excess of 30 years of age. Panamax drybulk carriers were scrapped at an average age of 29 years over 2004, 2005 and 2006.

E.   Off-balance Sheet Arrangements

As of December 31, 2006 we did not have any off-balance sheet arrangements.

F.   Tabular Disclosure of Contractual Obligations

     Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2006:

                                            Less Than     One to
                                            One           Three        Three to      More Than
In U.S. dollars                Total        Year          Years        Five Years    Five Years
----------------------------------------------------------------------------------------------------
Bank debt                     $74,950,000   $18,040,000   $26,345,000  $14,820,000   $15,745,000
Interest Payment (1)          $ 9,808,000   $ 3,278,000   $ 3,971,000  $ 1,970,000   $   589,000
Vessel Management fees (2)    $15,397,586   $ 2,966,525   $ 6,433,314  $ 5,997,747            --
Other Management fees (3)     $ 2,669,983   $   526,556   $ 1,109,046  $ 1,034,381            --

     (1) Assuming the amortization of the loan described above and an estimated average effective interest rate of about 6.55%, 6.50%, 6.45% and 6.40% for the four periods, respectively, based on an underlying assumption for LIBOR of 5.50%.

     (2) Refers to our obligation for management fees of 630 Euros per day per vessel (approximately $840) for the nine vessels owned by Euroseas at December 31, 2006 and those acquired and sold up to April 27, 2007 under our five-year management contract under our Master Management Agreement, which expires on October 1, 2011. For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed approximately at 1.33 USD/Euro).

     (3) Refers to our obligation for management fees of $517,500 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company. This fee is adjusted for inflation in Greece during the previous calendar year every July 1st. From July 1st, 2007 on, we have assumed an inflation rate of 3.5% per year.

G.   Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.  Directors, Senior Management and Employees

A.   Directors and Senior Management


     The following sets forth the name and position of each of our directors and executive officers.


Name                        Age   Position
--------------------------  ---   -----------------------
Aristides J. Pittas         48    Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis      47    CFO and Treasurer; Class A Director
Aristides P. Pittas         55    Vice Chairman; Class A Director
Stephania Karmiri           39    Secretary
Panagiotis Kyriakopoulos    46    Class B Director
George Skarvelis            46    Class B Director
George Taniskidis           46    Class C Director
Gerald Turner               59    Class C Director


     Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliate. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle - Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

     Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 18 years of experience in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft's services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from Massachusetts Institute of Technology.

     Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 70 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

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

     Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of New Television S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is a member of the Board of Directors of the Hellenic Post and General Secretary of the Hellenic Private Television Owners Union. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne and a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology.

     George Skarvelis has been a member of our Board of Directors since our inception on May 5, 2005. He has been active in shipping since 1982. In 1992, he founded Marine Spirit S.A., a ship management company. Between 1999 and 2003, Marine Spirit acted as one of the crewing managers for Eurobulk. From 1986 until 1992, Mr. Skarvelis was operations director at Markos S. Shipping Ltd. From 1982 until 1986, he worked with Glysca Compania Naviera, a management company of five vessels. Over the years Mr. Skarvelis has been a shareholder in numerous shipping companies. He has a B.Sc. in economics from the Athens University Law School.

     George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

     Gerald Turner has been a member of our Board of Directors since our inception on May 5, 2005. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W.Payne Hellas (member of the Sedgwik group).

     Family Relationships

     Aristides P. Pittas is the cousin of Aristides J. Pittas, our CEO.

B.  Compensation

     Executive Compensation

     We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer and Secretary are provided by Eurobulk. In July 2005 we entered into a written services agreement with Eurobulk where we pay $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company. As of October 1, 2006, these services are now provided to us under our master management agreement with Eurobulk. Under this master management agreement, that includes the provision of the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mrs. Stephania Karmiri, we pay Eurobulk $517,500 per year, before bonuses, on an annualized basis for the provision of these services, adjusted annually every July 1st for Greek inflation.

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

C.   Board Practices

     The term of our Class A directors expires in 2008. The term of our Class B directors expires in 2009 and the term of our Class C directors expires in 2007.

     Audit Committee

     We currently have an audit committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and audit committee "financial expert" as such term is defined under SEC regulations), Mr. Gerald Turner and Mr. George Taniskidis. Our Board of Directors does not have separate compensation or nominations committees, and instead, the entire Board of Directors performs those responsibilities.

     Code of Ethics

     We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under "Corporate Governance."

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

     o In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

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

D.   Employees

     We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the salaries of our CEO, CFO and Secretary. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel. As of December 31, 2006, approximately 75 officers and 150 crew members served on board the vessels in our fleet.

E.   Share Ownership

     The following table sets forth certain information the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group.


                                                       Number of
                                                        Shares
                                                       of Voting
                                                         Stock       Percent of
                                                     Beneficially      Voting
Name of Beneficial Owner(1)                              Owned          Stock
--------------------------------------------------- --------------  ------------

Friends Investment Company Inc.(2) ......               9,918,056         54.0%
Aristides J. Pittas(3) ..................                      --             *
George Skarvelis(4) .....................                      --             *
George Taniskidis(5) ....................                      --             *
Gerald Turner(6) ........................                      --             *
Panagiotis Kyriakopoulos(7) .............                      --             *
Aristides P. Pittas(8) ..................                      --             *
Anastasios Aslidis.......................                      --             *
Stephania Karmiri(9) ....................                      --             *
                                                    --------------  ------------
All directors and officers and 5% owners as a group     9,918,056         54.0%
                                                    ==============  ============
------------

*  Indicates less than 1.0%.

(1) Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2) Includes 9,918,056 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3) Does not include 1,190,167 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 40,000 shares of common stock held of record by Eurobulk Marine Holdings, Inc. ("Eurobulk Marine") and 10,000 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(4) Does not include 525,657 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Also does not include 17,667 shares of common stock held of record by Eurobulk Marine and 4,417 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Skarvelis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest.

(5) Does not include 9,918 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Also does not include 333 shares of common stock held of record by Eurobulk Marine and 83 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Taniskidis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.

(6) Does not include 140,836 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Also does not include 4,733 shares of common stock held of record by Eurobulk Marine and 1,183 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Turner's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.

(7) Does not include 59,508 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Also does not include 2,000 shares of common stock held of record by Eurobulk Marine and 500 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Kyriakopoulos' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest.

(8) Does not include 813,281 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 27,333 shares of common stock held of record by Eurobulk Marine and 6,833 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(9) Does not include 1,984 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Also does not include 67 shares of common stock held of record by Eurobulk Marine and 17 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mrs. Karmiri's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

     Equity Incentive Plan

     In August 2006, we adopted an equity incentive plan which entitles our Board of Directors to grant to our officers, key employees and directors awards in the form of (i) incentive stock options, (ii) non-qualified stock options,
(iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the plan are 600,000 shares of Common Stock. The plan is administered by our Board of Directors. The plan does not have any set term. However, the Board of Directors may not grant any incentive stock options after the tenth anniversary of the adoption of the Plan. As of April 27, 2007, no awards have been made under the plan.

     Options

     No options were granted during the fiscal year ended December 31, 2006. There are currently no options outstanding to acquire any of our shares.

     Warrants

     In connection with our Private Placement in August 2005, we issued warrants to purchase 585,589 shares of our common stock. The warrants have a five year term and an exercise price of $10.80 per share. We do not currently have any other outstanding warrants.

Item 7.   Major Shareholders and Related Party Transactions

A.   Major Stockholders

     The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 27, 2007 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of stock held.


Name of Beneficial Owner(1)                           Number of
                                                       Shares
                                                      of Voting
                                                        Stock        Percent of
                                                    Beneficially       Voting
                                                        Owned           Stock
------------------------------------------------------------------  ------------

Friends Investment Company Inc.(2) ......               9,918,056         54.0%
Aristides J. Pittas(3) ..................                       --             *
George Skarvelis(4) .....................                       --             *
George Taniskidis(5) ....................                       --             *
Gerald Turner(6) ........................                       --             *
Panagiotis Kyriakopoulos(7) .............                       --             *
Aristides P. Pittas(8) ..................                       --             *
Anastasios Aslidis.......................                       --             *
Stephania Karmiri(9) ....................                       --             *
                                                    --------------  ------------
All directors and officers and 5% owners as a group     9,918,056         54.0%
                                                    ==============  ============
------------

*  Indicates less than 1.0%.

(1) Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2) Includes 9,918,056 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3) Does not include 1,190,167 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 40,000 shares of common stock held of record by Eurobulk Marine Holdings, Inc. ("Eurobulk Marine") and 10,000 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(4) Does not include 525,657 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Also does not include 17,667 shares of common stock held of record by Eurobulk Marine and 4,417 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Skarvelis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest.

(5) Does not include 9,918 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Also does not include 333 shares of common stock held of record by Eurobulk Marine and 83 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Taniskidis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.

(6) Does not include 140,836 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Also does not include 4,733 shares of common stock held of record by Eurobulk Marine and 1,183 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Turner's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.

(7) Does not include 59,508 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Also does not include 2,000 shares of common stock held of record by Eurobulk Marine and 500 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Kyriakopoulos' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest.

(8) Does not include 813,281 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 27,333 shares of common stock held of record by Eurobulk Marine and 6,833 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.

(9) Does not include 1,984 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Also does not include 67 shares of common stock held of record by Eurobulk Marine and 17 shares of common stock issuable upon the exercise of warrants by Eurobulk Marine, by virtue of Mrs. Karmiri's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

B.   Related Party Transactions

     The operations of our vessels are managed by Eurobulk, an affiliated ship management company, under a master management agreement with us and separate management agreements with each shipowning company. Under this agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services. Eurobulk also currently manages one other vessel not owned by us.

     Our master management agreement with Eurobulk is effective as of October 1, 2006 and has an initial term of 5 years until September 30, 2011. The master management agreement cannot be terminated by Eurobulk without cause or under the other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This master management agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the master management agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk. In addition, upon expiration of the current ship management agreements between Eurobulk and each vessel-owing subsidiary, such subsidiaries will enter into new ship management agreements with Eurobulk that terminate contemporaneously with the master management agreement. Under the master management agreement we pay Eurobulk a fixed cost of $517,500 annually, adjusted annually for inflation (every July), and a per ship per day cost of (euro)630 as of April 27, 2007 (or $837.90 based on $1.33/euro exchange rate) adjusted annually for inflation (every February 1st). Eurobulk has received fees for management and executive compensation expenses of $1,722,800, $1,972,252, $2,161,856 and $2,775,339 for
years ended December 31, 2003, 2004, 2005 and 2006, respectively.

     We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel purchase or sale price. We will pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart has received chartering and sale and purchase commissions of $286,605, $604,717, $742,680 and $1,198,399 for years ended December 31, 2003, 2004, 2005 and 2006, respectively.

     More Maritime Agencies Inc. are crewing agents and Sentinel Marine Services Inc. are insurance brokering companies and affiliates to whom we will pay a fee of $50 per crew member per month and a commission on premium not exceeding 5%, respectively.

     Aristides J. Pittas, Euroseas' President, Chief Executive Officer and Chairman, has provided personal guarantees for some of Euroseas' debts. Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, both of which are our affiliates.

     We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

     Eurobulk, Friends Investment Company Inc. and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or container ship which any of them may consider for acquisition in the future. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a drybulk vessel or container ship which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas use his best efforts to cause that any entity with respect to which he directly or indirectly controls to grant us this right of first refusal.

C.   Interests of Experts and Counsel

Not Applicable.

Item 8   Financial information

A.  Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

     To our knowledge, there are no material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position and cash flows.

Dividend Policy

     Our policy is to declare regular quarterly dividends to shareholders from our net profits each February, May, August and November in amounts the Board of Directors may from time to time determine are appropriate. Our Board has adopted a minimum target quarterly dividend of $0.22 per common share for 2007. The exact timing and amount of dividend payments will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels. However, we do not believe that the acquisition of vessels to our fleet will impact our dividend policy of paying quarterly dividends to our shareholders out of our net profits. We believe that the addition of vessels to our fleet in the future should enable us to pay a higher dividend per share than we would otherwise be able to pay without additional vessels since such additional vessels should increase our earnings. However, we cannot give any current estimate of what dividends may be in the future since any such dividend amounts will depend upon the amount of revenues those vessels are able to generate and the costs incurred in operating such vessels.

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

     Euroseas paid $687,500, $1,200,00, $26,962,500, $46,875,223 (consisting of
$30,175,223 of dividends and $16,700,000 as return of capital) and $9,465,082 in 2002, 2003, 2004, 2005 and 2006, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company. Since our Private Placement in August 2005, we declared and paid dividends of $2,650,223 for the third quarter of 2005, $2,271,620 for each of the fourth quarter of 2005, first quarter of 2006 and second quarter of 2006, $2,650,223 for the third quarter of 2006 and $2,776,433 for the fourth quarter of 2006. The most recent dividend was declared and paid in 2007.

B.   Significant Changes

After December 31, 2006 the following significant events occurred:

(a) On January 8, 2007, the Board of Directors declared a cash dividend of $0.22 per Euroseas Ltd. common share payable on or about February 15, 2007 to the holders of record of Euroseas Ltd. common shares as of January 29, 2007.

(b) On December 19, 2006, a subsidiary of the Company agreed to sell m/v Ariel, a handysize bulk carrier of 33,712 dwt built in 1977 for a gross price of $5.35 million less 2% sales commissions. The vessel was delivered to the buyers on February 22, 2007.

(c) On February 5, 2007 the Company completed its follow-on offering of common stock of 5,750,000 shares including the underwriters' exercise of the over-allotment option at $8.25 per share. The gross proceeds of the offering amounted to approximately $47.4 million, while the net proceeds to the Company after the underwriters' discount and offering expenses amounted to approximately $43.1 million.

(d) On February 5, 2007, the Company purchased the 38,691 dwt drybulk carrier (m/v Triada), built in 1984, for $13.1 million. The vessel was delivered to the Company on February 22, 2007. The acquisition was financed with approximately $13.1 million from the Company's cash on hand. The Company instead of exercising its option to re-pay $7 million of the $20 million loan drawn to finance its November 2006 acquisition of the vessel m/v YM Xingang I (by using part of the proceeds of its recently completed follow-on offering), will add m/v Triada (renamed m/v Gregos) as additional collateral to the same loan. As a result of the additional collateral, the margin of the loan will be reduced from 0.935% above LIBOR to 0.90% above LIBOR.

(e) On March 21, 2007, the Company purchased the 1,452 teu container vessel m/v Bitre Ritscher (renamed m/v Manolis P) built in 1995 in Germany, for $19.15 million. The vessel was delivered to the Company on April 12, 2007. The Company plans to finance the acquisition with cash on hand, and, subsequently, arrange a loan for approximately 50% of the purchase price, the terms of which are currently under negotiation.

Item 9.    The Offer and Listing

A.   Offer and Listing Details

     The trading market for shares of our common stock is the NASDAQ Global Market, on which our shares trade under the symbol "ESEA". The following table sets forth the high and low closing prices for shares of our common stock since our listing originally in the OTCBB (under symbols ESEAF.OB and EUSEF.OB) and since January 31, 2007 on the NASDAQ Global Market. The prices below have been adjusted for the reverse 1-for-3 common stock split that was effected on October 6, 2006.

Period                  High    Low
--------------------    ----    ----
2006....................18.93   6.70
2nd quarter 2006........18.93   8.82
3rd quarter 2006.........9.15   8.55
4th quarter 2006.........9.00   6.70
November 2006............9.00   5.60
December 2006............7.50   6.70

2007....................11.55   6.90
1st quarter 2007........10.18   6.90
January 2007.............9.50   6.90
February 2007...........10.18   8.61
March 2007..............10.05   8.90
April 2007*.............11.55  10.01

* Through April 26, 2007

B.   Plan of Distribution

   Not Applicable.

C.   Markets

     The trading market for shares of our common stock is the NASDAQ Global Market, on which our shares trade under the symbol "ESEA". Our shares began trading on the NASDAQ Global Market on January 31, 2007. Prior to such date, our shares traded on the OTCBB under the symbol "EUSEF.OB" until October 5, 2006 and then under the symbol "ESEAF.OB" until January 30, 2007.

D.   Selling Shareholders

     Not Applicable.

E.   Dilution

     Not Applicable.

F.   Expenses of the Issue

     Not Applicable.

Item 10.   Additional Information

A.   Share Capital

     Not Applicable.

B.   Articles of Incorporation, as amended, and Bylaws

     We refer you to the Section of our F-1 Registration Statement (File No. 333-129145) entitled "Description of Euroseas Securities" and Exhibits 3.1 (Articles of Incorporation) and 3.2 (Bylaws) thereto as filed on October 20, 2005 with the SEC and to the Section of our F-1 Registration Statement (File No. 333-138780) entitled "Description of Capital Stock" and Exhibit 3.3 (Amendment to Articles of Incorporation) thereto as filed on November 16, 2006 with the SEC, incorporated by reference herein.

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

     We believe that we satisfied the 50% Ownership Test for our 2006 taxable year. However, we may not be able to satisfy the 50% Ownership Test in the future. For the 2007 taxable year and each taxable year thereafter, we anticipate that we will satisfy the Publicly-Traded Test.

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

     Dividends paid with respect to our common stock will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of U.S. Holders, "financial services income," (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes. Dividends paid on our common stock after the time that our stock became listed on the NASDAQ Global Market to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market, on which our common stock is listed), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our stock became listed on the NASDAQ Global Market were not eligible for these preferential rates. Legislation has been recently introduced in the U.S. House of Representatives which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

     Taxation of U.S. Holders Making a "Mark-to-Market" Election

     Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. Since our stock is traded on the NASDAQ Global Market, we believe that our stock can be treated as "marketable stock" for the 2007 taxable year and each taxable year thereafter. For taxable years prior to the 2007 taxable year, our stock was not "marketable stock" since it was traded on the OTC Bulletin Board. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

     Dividends on Common Stock

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

Interest Rate Fluctuation Risk

     The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. In 2006, we did not use and currently we do not have financial instruments such as interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and increasing interest rates could adversely impact future earnings.

     As at December 31, 2006, we had $74.95 million of floating rate debt outstanding with margins over LIBOR ranging from 0.90% to 1.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period to December 31, 2006 by approximately $556,000 assuming the same debt profile throughout the year.

     In March of 2004, we entered into an interest rate swap agreement on a notional amount of $5.00 million. Under this swap agreement, we receive interest based on the 3-month LIBOR rate and we pay based on 1.10% fixed rate if the 1-year LIBOR remains below 4.02%: otherwise we pay the 1-year LIBOR rate. This agreement was terminated in October 2005.

     The following table sets forth the sensitivity of loans in U.S. dollars to a 100 basis points increase in LIBOR during the next five years:


Year Ended December 31,                             Amount in $
----------------------------------------------------------------
2007                                                 496,000
2008                                                 355,000
2009                                                 252,000
2010                                                 193,000
2011 and thereafter                                  203,000

Foreign Exchange Rate Risk

     The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 33% of our vessel running expenses in currencies other than U.S. dollars. In addition, our management fee is denominated in euros (590 euros during January 2006, 610 euros since February 1, 2006 and 630 euros per vessel per day as of February 1, 2007). At December 31, 2006, approximately 27% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange losses for the year to December 31, 2006 were $1,598.

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

                                     PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     On January 30, 2007, our registration statement on Form F-1 (File No. 333-138780) relating to our follow-on common stock offering was declared effective by the SEC. On February 5, 2007, we raised approximately $47 million in gross proceeds from such offering. The offering terminated after all registered securities were sold. The offering was underwritten by Oppenheimer & Co., Ferris, Baker Watts, Incorporated, Cantor Fitzgerald & Co. and Fortis Securities LLC. The offering was an offering of our common stock, par value $0.03 per share, and such stock is not convertible. In the offering, we registered 5,750,000 shares of common stock (including shares issuable in connection with the exercise of the underwriters' over-allotment option) and the aggregate price of the offering amount registered was $47,437,500. In the offering, we sold 5,750,000 shares (including shares issuable in connection with the exercise of the underwriters' over-allotment option), at an offering price of $8.25 per share for an aggregate price of $47,437,500.

     From January 30, 2007, the effective date of the registration statement on Form F-1, until April 27, 2007, we estimate that we incurred approximately $3.3 million expenses for our account in connection with the issuance and distribution of the registered securities for underwriting discounts and commissions, finders' fees, expenses paid to or for underwriters, other expenses and total expenses. Our total expenses of our follow-on common stock offering are estimated at approximately $4.3 million. None of these payments were made direct or indirectly to our directors, officers, general partners or their associates, to persons owning 10% or more of any class of our equity securities or our affiliates.

     Our net offering proceeds after deducting the total expenses described above was approximately $43.1 million.

     From January 30, 2007, the effective date of the registration statement on Form F-1, until April 27, 2007, we used approximately $32.3 million of the net offering proceeds for the acquisition of two vessels, m/v Gregos and m/v Manolis
P. None of the foregoing payments were made directly or indirectly to our directors, officers, general partners or their associates, to persons owning 10% or more of any class of our equity securities or our affiliates except for $322,500 paid as purchase commissions to Eurochart in connection with the purchase price of these two vessels, as per the terms of our master management agreement with our fleet manager, Eurobulk Ltd., which is partly owned by our Chairman and CEO.

Item 15.   Controls and Procedures

     Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has concluded, based upon its evaluation as of the end of the period covered by this report, that our "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

     There have been no changes in internal controls over financial reporting that occurred during the year covered by this annual report that have materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

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

Item 16B.  Code of Ethics

     We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.euroseas.gr under "Corporate Governance.".

Item 16C.  Principal Accountant Fees and Services

     Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:


                                                  2006                 2005
                                                (dollars            (dollars
                                               in thousands)      in thousands)
                                             -----------------    --------------
Audit Fees                                       $ 388               $ 615
Further assurance/audit related fees                 -                   -
Tax fees                                             -                   -
Other fees/expenses                                  3                   2
Total                                            $ 391               $ 617

     In 2005, audit fees relate to audit services provided in connection with our Private Placement in August 2005, merger with Cove Apparel, Inc., our F-1 and F-4 filings and the audit of our consolidated financial statements. For those services our principal auditors charged us $615,000 of fees plus $2,291 of expenses. In 2006, audit fees relate to audit services provided in connection to a post-effective amendment to our prior F-1 filing related to our private placement of August 2005, our F-1 filing related to our follow-on offering initially filed in November 2006 and the audit of our consolidated financial statements. For these services our principal auditors charged us $388,000 of fees plus $3,000 of expenses.

     The audit committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent registered public accounting firm. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved.

     All audit services and other services provided by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., after the formation of our audit committee in November 2005 were pre-approved by the audit committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers

Not Applicable.

                                    PART III

Item 17.   Financial Statements

See Item 18

Item 18.   Financial Statements

The following financial statements set forth on pages F-1 through F-32 are filed as part of this annual report.

Item 19.   Exhibits

     1.1  Articles of Incorporation of Euroseas Ltd.(1)

     1.2  Bylaws of Euroseas Ltd. (1)

     1.3  Amendment to Articles of Incorporation of Euroseas Ltd. (5)

     2.1  Specimen Common Stock Certificate(6)

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

     4.7 Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)

     4.8  Form of Current Time Charter(1)

     4.9 Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of September 29, 2006 (5)

     4.10 Loan Agreement between Salina Shipping Corp., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated December 28, 2005(3)

     4.11 Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of USD$8,250,000 dated June 30, 2006 (4)

     4.12 Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated August 30, 2006 (4)

     4.13 Euroseas 2006 Equity Incentive Plan (5)

     4.14 Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of USD$20,000,000 dated November 14, 2006 (5)

     4.15 Form of Right of First Refusal(6)

     4.16 Form of Advisory Agreement(6)

     8.1  Subsidiaries of the Registrant(7)

     12.1 Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(7)

     12.2 Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(7)

     13.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)

     13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)

     15.1 Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(7)


(1) Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2) Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3) Filed as an Exhibit to the Company's Amendment No. 2 to Registration Statement (File No. 333-129145) on January 19, 2006.
(4) Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(5) Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 16, 2006.
(6) Filed as an Exhibit to the Company's Amendment No. 1 to Registration Statement (File No. 333-138780) on January 10, 2007.
(7)  Filed herewith.

                                   SIGNATURES


     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.





                                               EUROSEAS LTD.
                                         ----------------------------
                                             (Registrant)

                                    By: /s/ Aristides J. Pittas
                                        -----------------------------
                                            Aristides J. Pittas
                                            Chairman, President and CEO
Date: April 27, 2007

Euroseas Ltd. and Subsidiaries
Consolidated financial statements
December 31, 2005 and 2006
--------------------------------------------------------------------------------

                   Index to consolidated financial statements


                                                                       Pages

Report of Independent Registered Public Accounting Firm                 F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006            F-3

Consolidated Statements of Income for the Years Ended
    December 31, 2004, 2005 and 2006                                    F-4

Consolidated Statements of Shareholders' Equity for the Years Ended
    December 31, 2004, 2005 and 2006                                    F-5

Consolidated Statements of Cash Flows for the Years Ended
    December 31, 2004, 2005 and 2006                                    F-6

Notes to the Consolidated Financial Statements                          F-7

             Report of Independent Registered Public Accounting Firm
--------------------------------------------------------------------------------
To the Board of Directors and Stockholders of Euroseas Ltd. and subsidiaries


We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 27, 2007

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2005 and 2006
(All amounts, except share data, expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------------
                                                       Notes          2005               2006
-----------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                           20,447,301        2,791,107
Trade accounts receivable                                               46,118          378,216
Other receivables                                                      306,303          268,864
Due from related company                                  8          3,012,720        2,649,259
Inventories                                               3            371,691          716,131
Restricted cash                                                      1,080,949        1,146,621
Vessel held for sale                                      4                  -        1,782,840
Prepaid expenses                                                        85,625          242,558
-----------------------------------------------------------------------------------------------------
Total current assets                                                25,350,707        9,975,596
-----------------------------------------------------------------------------------------------------

Fixed assets
Vessels, net                                             4, 11      52,334,897       95,494,342
Long-term assets
Restricted cash                                                              -        2,700,000
Deferred charges, net                                     5          1,855,829        1,291,844
Deferred offering expenses                                                   -          500,000
Fair value of above market time charter acquired         7, 11               -        7,543,477
-----------------------------------------------------------------------------------------------------
Total long-term assets                                              54,190,726      107,529,663
-----------------------------------------------------------------------------------------------------
Total assets                                                        79,541,433      117,505,259
-----------------------------------------------------------------------------------------------------

Liabilities and shareholders'equity
Current liabilities
Long-term debt, current portion                           9         14,430,000       18,040,000
Trade accounts payable                                                 837,182        1,034,713
Accrued expenses                                          6          1,777,637        1,233,185
Deferred revenues                                                    1,370,058        1,357,501
-----------------------------------------------------------------------------------------------------
Total current liabilities                                           18,414,877       21,665,399
-----------------------------------------------------------------------------------------------------

Long-term liabilities
Long-term debt, net of current portion                    9         34,130,000       56,910,000
Fair value of below market time charters acquired        7, 11               -          918,200
-----------------------------------------------------------------------------------------------------
Total long-term liabilities                                         34,130,000       57,828,200
-----------------------------------------------------------------------------------------------------
Total liabilities                                                   52,544,877       79,493,599
-----------------------------------------------------------------------------------------------------

Commitments and contingencies                            13                  -                -

Shareholders'equity
Common stock (par value $0.03, 100,000,000 shares
authorized, 12,260,387 and 12,620,150 issued and
outstanding)                                             14            367,812          378,605
Preferred shares (par value $0.01, 20,000,000 shares
authorized, no shares issued and outstanding)                                -                -
Additional paid-in capital                               14         17,883,781       18,283,767
Retained earnings                                                    8,744,963       19,349,288
-----------------------------------------------------------------------------------------------------
Total shareholders'equity                                           26,996,556       38,011,660
-----------------------------------------------------------------------------------------------------
Total liabilities and shareholders'equity                           79,541,433      117,505,259
-----------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of income
Years ended December 31, 2004, 2005 and 2006
(All amounts, except for share data, expressed in U.S. Dollars)
------------------------------------------------------------------------------------------------------
                                        Notes           2004              2005              2006
------------------------------------------------------------------------------------------------------

Revenues
Voyage revenue                                    45,718,006        44,523,401        42,143,361
Commissions                             8, 16     (2,215,197)       (2,388,349)       (1,829,534)
------------------------------------------------------------------------------------------------------
Net revenue                                       43,502,809        42,135,052        40,313,827
------------------------------------------------------------------------------------------------------
Operating expenses
Voyage expenses                         16           370,345           670,551         1,154,738
Vessel operating expenses               16         8,906,252         8,610,279        10,368,817
Amortization of dry-docking and
special survey expense and vessel
depreciation                           4, 5        3,461,678         4,208,252         7,292,838
Management fees                          8         1,972,252         1,911,856         2,266,589
Other general and administrative
expenses                                                   -           420,755         1,076,884
Net gain on sale of vessels            4, 11      (2,315,477)                -        (4,445,856)
------------------------------------------------------------------------------------------------------
Total operating expenses                          12,395,050        15,821,693        17,714,010
------------------------------------------------------------------------------------------------------

Operating income                                  31,107,759        26,313,359        22,599,817
------------------------------------------------------------------------------------------------------

Other income/(expenses)
Interest and other financing costs                  (708,284)       (1,495,871)       (3,398,858)
Derivative gain/(loss)                  10            27,029          (100,029)                -
Foreign exchange gain/(loss)                          (1,808)              538            (1,598)
Interest income                                      187,069           460,457           870,046
------------------------------------------------------------------------------------------------------
Other income (expenses), net                        (495,994)       (1,134,905)       (2,530,410)

------------------------------------------------------------------------------------------------------
Net income                                        30,611,765        25,178,454        20,069,407
------------------------------------------------------------------------------------------------------
Earnings per share - basic and diluted  15              3.09              2.34              1.60
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

Weighted average number of shares
outstanding during the year
- basic and diluted                     15         9,918,056        10,739,476        12,535,365

------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.


Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2004, 2005 and 2006
(All amounts, except share data, expressed in U.S. Dollars)
-----------------------------------------------------------------------------------------------------------

                                    Number   Common    Preferred
                                        of    Stock       Shares  Paid - in
              Comprehensive         Shares   Amount       Amount    Capital    Retained
              Income             (Note 14)  Note 14)   (Note 14)  (Note 14)    Earnings         Total
------------------------------------------------------------------------------------------------------------
Balance,
January 1,
2004                            9,918,056   297,542          -   18,623,236     8,565,468    27,486,246
Net income      30,611,765             -          -          -           -     30,611,765    30,611,765
Dividends
paid/return
of capital               -             -          -          -   (1,549,855)  (25,435,501)   (26,985,356)
------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2004                            9,918,056   297,542          -   17,073,381    13,741,732    31,112,655
------------------------------------------------------------------------------------------------------------
Net income      25,178,454                                                     25,178,454    25,178,454
Issuance of
shares, net
of issuance
costs                           2,342,331    70,270          -   17,510,400             -    17,580,670
Dividends
paid/return
of capital               -             -          -          -  (16,700,000)  (30,175,223)   (46,875,223)
------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2005                           12,260,387   367,812          -   17,883,781     8,744,963    26,996,556
------------------------------------------------------------------------------------------------------------
Net income      20,069,407                                                     20,069,407    20,069,407
Issuance of
shares, net
of issuance
costs                            359,763     10,793          -         (793)            -        10,000
Reversal of
unutilized
accrued
offering
expenses                                                            400,779                      400,779

Dividends paid           -             -          -          -                 (9,465,082)   (9,465,082)
------------------------------------------------------------------------------------------------------------
Balance,
December 31,
2006                            12,620,150  378,605          -   18,283,767    19,349,288    38,011,660
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2004, 2005 and 2006
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------------------------------
                                                         2004             2005               2006
--------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                         30,611,765       25,178,454         20,069,407
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation of vessels                             2,530,100        2,657,914          6,277,328
Amortization of deferred charges                      982,259        1,634,082          1,090,111
Amortization of fair value of time charters                 -                -           (351,369)
Provision for doubtful accounts                       (27,907)               -                  -
Gain on sale of vessels                            (2,315,477)               -         (4,445,856)
Loss (gain) on derivative                             (27,029)         100,029                  -
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable                             213,762          199,767           (332,098)
Prepaid expenses                                     (133,437)         121,927           (156,933)
Other receivables                                     235,553         (268,549)            37,439
Inventories                                            51,449          (68,213)          (344,440)
Increase/(decrease) in:
Due to related company                              3,541,236       (7,638,780)           363,461
Trade accounts payable                                 77,487          (42,359)           197,531
Accrued expenses                                       66,193          334,874           (602,002)
Deferred revenue                                      673,157         (538,131)           (12,557)
Dry-docking expenses paid                          (2,270,418)      (1,076,233)          (821,198)
--------------------------------------------------------------------------------------------------------
Net cash provided by operating activities          34,208,693       20,594,782         20,968,824
--------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Purchase of vessels                                         -      (20,821,647)       (53,830,357)
Cash paid for above-market charter acquired                 -                -         (7,923,480)
Change in restricted cash                              33,224       (1,011,969)        (2,765,672)
Proceeds from sale of vessels                       6,723,018                -          9,152,494
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing            6,756,242      (21,833,616)       (55,367,015)
activities
--------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Issuance of share capital                                   -           70,270             10,000
Net proceeds from shares issued in a private                -       18,632,106                  -
placement
Dividends paid/return of capital                  (26,962,500)     (46,875,223)        (9,465,082)
Loan arrangement fees paid                                  -         (208,500)          (151,250)
Deferred offering expenses paid                             -                -            (41,671)
Proceeds from long-term debts                               -       53,200,000         43,750,000
Repayment of long-term debts                       (6,605,000)     (18,630,000)       (17,360,000)
--------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing          (33,567,500)       6,188,653         16,741,997
activities
--------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash            7,397,435        4,949,819        (17,656,194)
equivalents
Cash and cash equivalents at beginning of year      8,100,047       15,497,482         20,447,301
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year           15,497,482       20,447,301          2,791,107
--------------------------------------------------------------------------------------------------------

Cash paid for interest                                474,430        1,372,957          3,081,676
Non cash items:
Dividend and return of capital from investment         22,856                -                  -
in an associate
Fair value of below-market charters acquired                                            1,649,572
Reversal of unutilized accrued offering expenses                                          400,779
Deferred offering expenses                                  -                -            458,329

--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2004, 2005 and 2006
(All amounts expressed in U.S. Dollars)
--------------------------------------------------------------------------------

1.   Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time (see list below). On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd. Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies in existence at that time (see list below).

On August 25, 2005, Euroseas Ltd. sold 2,342,331 common shares at $9.00 per share in an institutional private placement, together with 0.25 of detachable warrants for each common share to acquire up to 585,589 common shares. The total proceeds, net of issuance costs of $3,500,309, amounted to $17,510,400. The warrants allow their holders to acquire one share of Euroseas Ltd. stock at a price of $10.80 per share and are exercisable for a period of five years from the issue of the warrant.

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provided for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own. Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission (SEC) to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company's registration statement on Form F-4 that registered the Euroseas Ltd. common shares issued to Cove shareholders. The SEC also declared effective on February 3, 2006 the Company's registration statement on Form F-1 that registered the re-sale of the 2,342,331 Euroseas Ltd. common shares and 585,589 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 272,868 Euroseas Ltd. common shares that were issued to certain Cove's shareholders as part of the merger with Cove.

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased. The Cove stockholders received Euroseas Ltd. common shares and received dividends totaling to $140,334 related to dividends previously declared by Euroseas Ltd. Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc. Also, following the completion of the merger, the common stock of Cove has been de-listed and no longer trades on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000, had no other assets and had no liabilities.

Euroseas Ltd. common share was approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006. On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock (see also Note 14). On January 31, 2007 upon the completion of the Company's follow-on common stock offering of 5,750,000 shares (see Note 18(c)), the Euroseas Ltd. common share started trading on the NASDAQ Global Market.

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas family. The Pittas family is the controlling shareholders of Friends Investment Company Inc.

The manager has an office in Greece located at 40 Ag. Konstantinou Ave, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

o Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) "Ariel", which was built in 1977 and acquired on March 5, 1993. M/V "Ariel" was sold on February 22, 2007.

o Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V "Nikolaos P", which was built in 1984 and acquired on July 22, 1996.

o Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "John P", which was built in 1981 and acquired on March 7, 1998. M/V "John P" was sold on July 5, 2006.

o Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "Pantelis P", which was built in 1981 and acquired on June 4, 1997. M/V "Pantelis P" was sold on May 31, 2006.

o Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V "HM Qingdao1" which was built in 1990 and acquired on February 16, 2001.

o Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

o Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V "Irini", which was built in 1988 and acquired on October 15, 2002.

o Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V "Artemis", which was built in 1987 and acquired on November 25, 2005.

o Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V "Tasman Trader", which was built in 1990 and acquired on April 27, 2006.

o Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V "Aristides N.P.", which was built in 1993 and acquired on September 4, 2006.

o Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006.

In addition, the accompanying consolidated financial statements include the accounts of the ship-owning company, Silvergold Shipping Ltd., which was also managed by Eurobulk Ltd. during the periods presented.

o Silvergold Shipping Ltd. (Silvergold) incorporated in Cyprus on May 16, 1994. Up to June 3, 1996, Silvergold was engaged in ship owning activities, but thereafter, Silvergold's assets and liabilities were liquidated and the remaining net assets were distributed to shareholders. The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier M/V "Widar", which was built in 1986. M/V "Widar" was sold on April 24, 2004. The Pittas family, the controlling shareholders of Friends Investment Company Ltd. which is the Company's largest shareholder, also owned Silvergold and, accordingly, these accompanying financial statements also consolidated the accounts of Silvergold until May 31, 2005, when Silvergold declared a final dividend of $35,000 to its shareholders.

During the years ended December 31, 2004, 2005 and 2006, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

                                Year ended December 31,

Charterer                    2004          2005             2006
-------------------------------------------------------------------------------

A                                -              -           16.63%
B                                -          5.50%           15.06%
C                           11.50%         17.48%           12.67%
D                                -          9.60%           10.40%
E                                -         26.85%                -
F                           20.60%         12.32%                -
G                           12.20%              -                -
H                           14.07%              -                -
I                           10.52%              -                -


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

Other comprehensive income

The Company presents separately comprehensive income, if any, and its components in stockholders' equity. The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Foreign currency translation

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date. Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction. The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. At December 31, 2005 and 2006, no provision for doubtful debts was considered necessary.

Inventories

Inventories are stated at the lower of cost and market value. Victualling is valued using the FIFO (First-In First-Out) method while lubricants are valued on an average cost basis.

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

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter, the revenues and associated voyage expenses are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full at the time such losses can be estimated. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

Charter fees received in advance is recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses comprise all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessels operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees.

For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula. Revenues and voyage expenses are recognized during the period services were performed. For vessels that simultaneously participate in spot chartering pools and cargo pools (pools of contracts of affreightment, also called, short funds; in the Company's case, participation in cargo pools requires participation in spot chartering pools), a combined time charter equivalent revenue is provided by the operator of the vessel and cargo pools.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are deferred and amortized over the estimated period to the next scheduled dry-docking or special survey, which are generally two and a half years and five years, respectively. Unamortized dry-docking and special survey expenses of vessels that are sold are written-off to income in the year of the vessel's sale.

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

Assets held for sale

It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale.

Impairment of long-lived assets

Impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and if the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by those assets and the asset's carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets. If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company did not note, for all years presented, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable.

Fair value of time charter acquired

The Company records all identified tangible and intangible assets or any liabilities associated with the acquisition of a vessel at fair value. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and
(ii) the prevailing market rate for a charter of equivalent duration. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the charterer. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to voyage revenues over the remaining term of the charter.

Derivative financial instruments

Every derivative instrument (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

For the years ended December 31, 2004 and 2005, the interest rate swaps did not qualify for hedge accounting treatment. Accordingly, all gains or losses have been recorded in the consolidated statements of income. There were no interest rate swaps for the year ended December 31, 2006.

Earning per common share

Basic earnings per common share are computed by dividing the net income by the weighted average number of common shares outstanding during the year. Potential common shares that are anti-dilutive, such as the warrants outstanding as of December 31, 2005 and December 31, 2006 since their exercise price exceeds the fair value of Euroseas Ltd. common shares, are excluded from diluted earnings per share calculation. Additional 5,750,000 Euroseas Ltd. common shares were issued subsequent to December 31, 2006 as a result of the Company's follow-on offering of common stock [see Note 18(c)].

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

Recent accounting pronouncements

In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 156 Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140. The Statement requires that an entity separately recognize a servicing asset or a servicing liability when it undertakes an obligation to service a financial asset under a servicing contract in certain situations. Such servicing assets or servicing liabilities are required to be initially measured at fair value, if practicable. Statement 156 also allows an entity to choose one of two methods when subsequently measuring its servicing assets and servicing liabilities: (1) the amortization method or (2) the fair value measurement method. The amortization method existed under Statement 140 and remains unchanged. The Statement is effective for financial statements issued for fiscal years beginning after September 15, 2006. The Company has analyzed this pronouncement and has concluded that this pronouncement does not have any effect on its financial condition, results of operation or cash flows.

In September 2006, the FASB issued Staff Position (FSP) AUG AIR-1, Accounting for Planned Major Maintenance Activities. FSP AUG AIR-1 addresses the accounting for planned major maintenance activities. Specifically, the FSP prohibits the practice of the accrue-in-advance method of accounting for planned major maintenance activities. FSP AUG AIR-1 is effective for fiscal years beginning after December 15, 2006. The Company has analyzed FSP AUG AIR-1 and concluded that is does not have any effect on its financial position, results of operations or cash flows.

 In September 2006, the FASB issued SFAS No. 157 Fair Value Measurements. The Statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. Statement 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are disclosed by level within that hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement will be effective for the Company on January 1, 2008. The Company does not believe that this pronouncement will have an effect on its financial position, results of operations or cash flows.

 In February 2007, the FASB issued SFAS No. 159 The Fair Value Option for Financial Assets and Financial Liabilities--Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure certain financial assets and financial liabilities at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities using different attributes and applying complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. This statement will be effective for the Company on January 1, 2008. The Company does not believe that this pronouncement will have an effect on its financial position, results of operations or cash flows.

Recent accounting pronouncements - Continued

 On September 13, 2006, the SEC released staff accounting bulleting ("SAB") No. 108, which provides guidance on materiality. SAB No. 108 states that registrants should use both a balance sheet (iron curtain) approach and an income statement (rollover) approach when quantifying and evaluating the materiality of a misstatement, contains guidance on correcting errors under the dual approach, and provides transition guidance for correcting errors existing in prior years. If prior-year errors that had been previously considered immaterial (based on the appropriate use of the registrant's prior approach) now are considered material based on the approach in the SAB, the registrant need not restate prior period financial statements, but is required to record one-time cumulative effect adjustment to correct for misstatements in prior fiscal years. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. This statement was effective for the Company for the fiscal year ended December 31, 2006. The Company has concluded that adoption of SAB No. 108 does not have any effect on its financial position, results of operations and cash flows.

3.    Inventories

This consisted of the following:
                                           2005                     2006
 -------------------------------------------------------------------------------
 Lubricants                             312,390                  637,758
 Victualling                             59,301                   78,373
 -------------------------------------------------------------------------------
 Total                                  371,691                  716,131
 -------------------------------------------------------------------------------

4.    Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

                                                    Accumulated    Net  Book
                                        Costs       Depreciation     Value
--------------------------------------------------------------------------------
Balance, January 1, 2005              55,760,394   (21,589,230)    34,171,164
--------------------------------------------------------------------------------
-   Depreciation for the year                       (2,657,914)    (2,657,914)
-   Purchase of vessel                20,821,647             -     20,821,647
--------------------------------------------------------------------------------
Balance, December 31, 2005            76,582,041   (24,247,144)    52,334,897
--------------------------------------------------------------------------------
-   Depreciation for the year                       (6,277,328)    (6,277,328)
-   Purchase of vessels               55,479,929             -     55,479,929
-   Vessels held for sale             (6,119,713)    4,336,873     (1,782,840)
-   Sale of vessels                  (12,411,482)    8,151,166     (4,260,316)
--------------------------------------------------------------------------------
Balance, December 31, 2006           113,530,775   (18,036,433)    95,494,342
--------------------------------------------------------------------------------

The Company increased in 2004 its estimate of the scrap value of the vessels to reflect increases in the market price in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount, or $0.14 per share. In addition, in 2004, the estimated useful life of the vessel M/V Ariel was extended from 28 years to 30 years as a result of the dry-docking performed in such year.

M/V Pantelis P was sold in May 2006 and the Company recognized net gain from the sale of $2,165,799. Depreciation expense for M/V Pantelis P for the year ended December 31, 2006 amounted to $107,587. M/V John P was sold in July 2006 and the Company recognized net gain from the sale of $2,280,057. Depreciation expense for M/V John P for the year ended December 31, 2006 amounted to $60,067 (see
Note 11).

On December 19, 2006, Searoute Maritime Ltd., a wholly-owned subsidiary of the company, signed a Memorandum of Agreement to sell M/V "Ariel", a handysize bulk carrier of 33,712 DWT built in 1977 for a gross price of $5,350,000 with 2% sales commissions. The vessel was delivered to the buyers on February 22, 2007 resulting in a gain of approximately $3,400,000. M/V "Ariel" is presented as "vessel held for sale" in the consolidated balance sheet as of December 31, 2006. The vessel was already fully depreciated as of December 19, 2006 and, therefore, its classification as "vessel held for sale" had no effect on the depreciation. The book value of M/V "Ariel" (representing its estimated salvage value) as of December 31, 2006 is $1,782,840.

5.    Deferred Charges, net

This consisted of:

                                                    2005                2006
--------------------------------------------------------------------------------
 Balance, beginning of year                    2,205,178           1,855,829
 Additions                                     1,284,733             972,448
 Amortization of dry-docking and
      special survey expenses                 (1,550,338)         (1,015,510)
 Amortization of loan arrangement fees           (83,744)            (74,601)
 Unamortized portion of dry-docking and
 special survey expenses written-off upon
 sale of M/V Pantelis P and M/V John P                 -            (446,322)
--------------------------------------------------------------------------------
 Balance, end of year                          1,855,829           1,291,844
--------------------------------------------------------------------------------

The additions of $972,448 in 2006 consisted of loan financing fees of $151,250 and dry-docking and special survey expenses of $821,198. The additions of $1,284,733 in 2005 consisted of loan financing fees of $208,500 and dry-docking and special survey expenses of $1,076,233.

6.    Accrued Expenses

The accrued expenses account consisted of:
                                                      2005             2006
--------------------------------------------------------------------------------

 Accrued follow-on offering expenses             1,121,397           458,329
 Accrued payroll expenses                           31,928            72,807
 Accrued interest                                  139,536           291,567
 Accrued general and administrative expenses       269,666           199,678
 Other accrued expenses                            215,110           210,804
--------------------------------------------------------------------------------
 Total                                           1,777,637         1,233,185
--------------------------------------------------------------------------------

7.    Fair Value of Above or Below Market Time Charters Acquired

M/V "Tasman Trader" was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day and M/V "Aristides N.P." was acquired on September 4, 2006 with an outstanding time charter contract terminating on November 8, 2006 with a charter rate of $19,750 per day. These charter rates were below the market rates for equivalent time charters prevailing at the time the foregoing vessels were acquired (see
Note 11). The present values of the below the market charters were estimated by the Company at $1,237,072 and $412,500, respectively, and were recorded as liabilities in the consolidated balance sheets. Net voyage revenues included $318,872 as amortization of the below market rate charters for M/V "Tasman Trader" and $412,500 for M/V "Aristides N.P." for the year ended December 31, 2006. The unamortized below market rate charter for M/V "Tasman Trader" was $918,200 and none for M/V "Aristides N.P." as of December 31, 2006 and is recorded as a liability in the consolidated balance sheets.

M/V "YM Xingang I" was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day. This charter rate was above the market rates for equivalent time charters prevailing at the time (see Note 11). The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets. Net voyage revenues included $380,003 as amortization of the above market rate charter for M/V "YM Xingang I" for the year ended December 31, 2006. The remaining unamortized above market rate charter was $7,543,477 as of December 31, 2006.

8.    Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 590 per vessel for 2004 and 2005 and an average of Euro 608 for 2006 under our Master Management Agreement (see below). Vessel management fees paid to the Management Company amounted to $1,972,252, $1,911,856 and $2,266,589 in 2004, 2005 and 2006, respectively.
These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties. Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2006 increasing the management fee by Euro 20 per vessel per day to Euro 610 per vessel.

Our master management agreement with Eurobulk is effective as of October 1, 2006 and has an initial term of five years until September 30, 2011. In addition to the vessel management services, Eurobulk provides us with management services for our needs as a public company. In 2006, compensation for such services to us as a public company was $508,750, incremental to the management fee. The compensation for executive services is adjusted annually for inflation every July 1st.

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2006 and 2005, the amount due from related companies was $2,649,259 and $3,012,720, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas' shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd. For the fleet as of December 31, 2006, this advance is estimated between $3,500,000 and $4,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice. Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commission expenses for the years ended December 31, 2004 and 2006 for vessel sales were $70,000 and $96,000, respectively, incurred for the sale of M/V Widar in 2004, and, sale of M/V "Pantelis P" and M/V "John P" in 2006; there were no sales of vessels in 2005. Eurochart S.A. also received commissions from the sellers of $206,500 and $610,250 for the Company's acquisition of M/V Artemis in 2005, and, M/V "Tasman Trader", M/V "Aristides N.P." and M/V "YM Xingang I", in 2006; there were no acquisitions in 2004. The commissions for vessel acquisitions were ultimately charged to the Company. Commissions for chartering services were $534,717, $536,180 and $492,149 in 2004, 2005 and 2006, respectively.

8.    Related Party Transactions - Continued

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 35% in 2004, 48% in 2005 and 78% in 2006. Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. in 2004 were $209,685 and $23,543, respectively, $219,400 and $45,277, in 2005 and $60,750 and $79,495, in 2006,
respectively.

9.    Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

Borrower                                         December 31,    December 31,
                                                        2005             2006
--------------------------------------------------------------------------------
Diana Trading Limited                  (a)  $    6,560,000     $    4,180,000
Alcinoe Shipping Limited/
   Oceanpride Shipping Limited/
   Searoute Maritime Ltd/
   Oceanopera Shipping Ltd             (b)       9,500,000          3,800,000
Alterwall Business Inc./
  Allendale Investments S.A            (c)      17,000,000         11,750,000
Salina Shipholding Corp.               (d)      15,500,000         12,000,000
Xenia International Corp               (e)               -          7,720,000
Prospero Maritime Inc.                 (f)               -         15,500,000
Xingang Shipping Ltd.                  (g)               -         20,000,000
--------------------------------------------------------------------------------
                                                48,560,000         74,950,000
Less: Current portion                          (14,430,000)       (18,040,000)
--------------------------------------------------------------------------------
Long-term portion                             $ 34,130,000       $ 56,910,000
--------------------------------------------------------------------------------

The future annual loan repayments are as follows:

To December 31
--------------------------------------------------------------------------------
2007                                                               18,040,000
2008                                                               17,535,000
2009                                                                8,810,000
2010                                                                9,210,000
2011                                                                5,610,000
Thereafter                                                         15,745,000
--------------------------------------------------------------------------------
Total                                                            $ 74,950,000
--------------------------------------------------------------------------------

(a) This consisted of a loan amounting to $4,900,000 and $1,000,000 drawn on October 16, 2002 and on December 2, 2002, respectively. The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008. The interest is based on LIBOR plus 1.6% per annum.

     An additional loan of $4,200,000 was drawn on May 9, 2005. The loan is payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment due in May 2008. The interest is based on LIBOR plus 1.25% per annum.

(b) Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew, in 2005, $13,500,000 against a loan facility for which they are jointly and severally liable. The loan is payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment due in May 2008. The interest is based on LIBOR plus 1.5% per annum.

     The Company made two additional early repayments for a total of $3,000,000 from the sales proceeds of M/V "John P" and M/V "Pantelis P" in June 2006 and July 2006 (see Note 8). The Company also negotiated a revised repayment schedule starting July 1, 2006, which provides for payment of $300,000 per quarter and a balloon payment of $2,300,000 payable with the final installment due in the second quarter of 2008.

(c) Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable. The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011. The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V "YM Qingdao I" and M/V "Kuo Hsiung" and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(d) This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005. The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V Artemis, (ii) first assignment of earnings and insurance of M/V Artemis, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(e) This is a $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006. The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V "Tasman Trader",
     (ii) first assignment of earnings and insurance of M/V "Tasman Trader",
     (iii) a corporate guarantee of Euroseas Ltd., and, (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(f) This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006. The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V "Aristides N.P.",
     (ii) first assignment of earnings and insurance of M/V "Aristides N.P.",
     (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(g) This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly instalment due in November 2013. The interest is based on LIBOR plus a margin of 0.935%. The Company has the option to prepay $7.0 million during the first year following the drawdown, in which case the remaining repayment installments during the first three years may be reduced by a maximum of 35% each with the balance of the prepayment amount to be setoff against the balloon payment. The margin will be reduced to 0.90% if the Company exercises its option to prepay. The loan is secured with the following: (i) first priority mortgage over M/V "YM Xingang I", (ii) first assignment of earnings and insurance,
     (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V "Irini" also financed by the same bank.

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

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets, additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum requirements regarding the hull ratio cover, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loans agreements also require that the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $1,080,949 and $3,846,621 as of December 31, 2005 and 2006, respectively, and are shown as "Restricted cash" under "Current Assets" and "Long-Term Assets" in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense for the years ended December 31, 2004, 2005 and 2006 amounted to $566,880, $1,412,127 and $3,324,257 respectively. At December 31, 2006, LIBOR for the Company's loans was on average approximately 5.35% and the average interest rate on our debt was approximately 6.40%.

10.   Derivative Financial Instruments

The gains for the period ended December 31, 2004 and the losses for the period ended December 31, 2005 arose from interest rate swaps entered into in 2004 and settled in 2005 that did not meet the criteria for hedge accounting treatment. The Company did not enter into any derivative transaction in 2006.

11.   Vessel Sales and Purchases

The Company, in 2006, acquired M/V "Tasman Trader", M/V "Aristides N.P." and M/V "YM Xingang I" and sold M/V "Pantelis P" and M/V "John P"; in 2005, it acquired M/V "Artemis"; and in 2004, it sold M/V "Widar".

M/V "Tasman Trader" was acquired for $10,775,000 with an existing time charter (see Note 7) below the prevailing market charter rate. Consequently, the Company recorded M/V "Tasman Trader" at $12,091,393 consisting of the amount paid plus the present value of the below market charter rate of $1,237,072 and additional cost of acquisition amounting to $79,321.

M/V "Aristides N.P." was acquired for $23,460,000 with an existing time charter (see Note 7) below the prevailing market charter rate. Consequently, the Company recorded M/V "Aristides N.P." at $23,985,752 consisting of the amount paid plus the present value of the below market charter rate of $412,500 and additional cost of acquisition of $113,252.

M/V "YM Xingang I" was acquired for $27,250,000 with an existing time charter (see Note 7) above prevailing market rates. Consequently, the Company recorded M/V "YM Xingang I" at $19,402,784 which is calculated as the total amount paid less the present value of the above market charter rate of $7,923,480, plus additional acquisition cost of $76,264.

M/V "Pantelis P" was sold on May 31, 2006. The net sale proceeds from the sale of M/V "Pantelis P" were $4,416,228. In 2006, the depreciation of M/V "Pantelis" until it was sold amounted to $107,587 resulting in a book value at the time of sale of $2,114,421. The unamortized deferred drydock charge at the time of sale was $136,008 resulting in a gain on sale of $2,165,799.

M/V "John P" was sold on July 5, 2006. The net sale proceeds from the sale of M/V "John P" were $4,736,266. The book value of M/V "John P" as of July 5, 2006 was $2,145,894 and its related unamortized deferred drydocking expenses was $310,315. A gain on sale of $2,280,057 was recognized from the sale of M/V "John P".

M/V "Artemis" was acquired on November 22, 2005 for $20,650,000 and the Company incurred additional acquisition expenses of $171,647 for a total acquisition cost of $20,821,647.

M/V "Widar" was sold in April 2004 and the Company recognized net gain on sale of $2,315,477. Depreciation expenses for M/V "Widar" for the year ended December 31, 2004 amounted to $136,384.

12.   Income Taxes

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

13.  Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business. In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

The distribution of the net earnings by one of the chartering pools which has one of the Company's vessels in its pool has not yet been finalized for the year ended December 31, 2006. Any effect on the Company's income resulting from any future reallocation of pool income cannot be reasonably estimated, however, the effect on the results for the year is not expected to be significant.

14.  Common Stock and Additional Paid-in Capital

Common stock relates to 12,620,150 shares with a par value of $0.03 each adjusted for the 1-for-3 reverse split of the Company's common stock effected on October 6, 2006 (see below). There are warrants outstanding to acquire up to 585,589 common shares as adjusted for the reverse stock split (see Note 1). The value of the warrants, which is included in "Additional Paid-in Capital," was estimated to be about $600,000 as of August 25, 2005 when the warrants were issued.

On March 27, 2006 and as part of the merger of Euroseas Acquisition Company Inc., (a wholly owned subsidiary of Euroseas Ltd.), with Cove Apparel Inc. an additional 359,728 Euroseas Ltd common shares, as adjusted for the reverse split, were issued on March 27, 2007 to Cove Apparel Inc.'s shareholders (a total of 15 more shares than originally calculated were issued to Cove Apparel Inc.'s shareholders due to the rounding-up of fractional shares during the exchange). The issuance of these shares was recorded as an increase in share capital ($10,793) and a decrease in paid-in capital of $793, as Cove Apparel Inc. had at the time of merger net assets of $10,000.

On October 6, 2006, the Company effected an 1-for-3 reverse stock split of its common stock. As a result of the reverse stock split, the par value of the Company's common shares was increased to $0.03 per share and the number of outstanding shares was increased to 12,620,150. There was no change in the number of authorized common shares of the Company. All share and per share amounts in these financial statements have been retroactively restated to reflect this stock split.

Stock Incentive Plan

The shareholders approved on August 8, 2006 during its annual meeting the Company's 2006 Stock Incentive Plan (Plan). The Plan will be administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 shares as adjusted for the reverse split over the next 10 years. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company, (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant. Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. No awards have been made under this plan as of December 31, 2006.

15.   Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

                                                   2004         2005       2006
----------------------------------------------------------------------------------------
 Income:
 Net income                                    30,611,765   25,178,454  20,069,407
 Basic and Diluted earnings per share:
 Weighted average common shares -
     Outstanding (as adjusted for the 1 for 3
 reverse stock split on October 6, 2006)        9,918,056   10,739,476  12,535,365
 Basic and diluted earnings per share                3.09         2.34        1.60

The Company's warrants for the acquisition of 585,589 shares of common stock have an exercise price of $10.80 per share which was above the fair value of the Company shares during the period the warrants have been outstanding. Consequently, the Company's warrants are not dilutive.

16.   Voyage, Vessel Operating Expenses and Commissions

These consisted of:

                                                    Year ended December 31,
                                   -----------------------------------------------------------
                                                 2004           2005                2006
----------------------------------------------------------------------------------------------
Voyage expense
Port charges and canal dues               165,661            234,535             289,496
Bunkers                                   182,026            416,712             845,123
Agency fees                                22,658             19,304              20,119
----------------------------------------------------------------------------------------------
Total                                     370,345            670,551           1,154,738
----------------------------------------------------------------------------------------------

Vessel operating expenses
Crew wages and related costs            4,460,233          4,281,680           5,132,985
Insurance                               1,486,179          1,525,683           1,591,986
Repairs and maintenance                   515,820            515,373             314,132
Lubricants                                446,034            484,930             808,338
Spares and consumable stores            1,660,600          1,465,063           1,811,691
Professional and legal fees                46,997             23,975              31,488
Others                                    290,389            313,575             678,197
----------------------------------------------------------------------------------------------
Total                                   8,906,252          8,610,279          10,368,817

Commission consisted of commissions charged by:

                                                   Year ended December 31,
                                      -------------------------------------------------------
                                          2004              2005                2006
                                      -------------------------------------------------------
Third parties                          1,680,480          1,852,169           1,337,385
Related parties (see Note 8)             534,717            536,180             492,149
---------------------------------------------------------------------------------------------
                                       2,215,197          2,388,349           1,829,534
---------------------------------------------------------------------------------------------

17.   Financial Instruments

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

18.   Subsequent Events

     a) The Board of Directors declared a cash dividend of $0.22 per Euroseas Ltd. common share on January 8, 2007. Such cash dividend was paid on or about February 15, 2007 to the holders of record of Euroseas Ltd. common shares as of January 29, 2007.

     b) On February 22, 2007, a subsidiary of the Company delivered to its buyers M/V "Ariel" (see Note 4). The vessel was agreed to be sold on December 19, 2006 for a gross price of $5.35 million less 2% sales commissions.

     c) The Company completed on February 5, 2007 a follow-on offering of 5,750,000 shares at $8.25 per share. The gross proceeds of the offering amounted to $47.4 million with the net proceeds after the underwriters' discount and offering expenses amounting to $43.1 million.

     d) A subsidiary of the Company, on February 5, 2007, purchased the 38,691 dwt drybulk carrier (M/V Triada), built in 1984, for $13.1 million. The vessel was delivered to a subsidiary of the Company on February 22, 2007. The acquisition was financed with $13.1 million from the Company's cash balance. The Company instead of exercising its option to re-pay $7 million of the $20 million loan drawn to finance its November 2006 acquisition of the vessel M/V "YM Xingang I" (by using part of the proceeds of its recently completed follow-on offering), will add M/V Triada (renamed M/V Gregos) as an additional collateral to the same loan. As a result of the additional collateral, the margin of the loan will be reduced from 0.935% above LIBOR to 0.90% above LIBOR.

     e) A subsidiary of the Company, on March 21, 2007, purchased the 1,452 TEU container vessel M/V Bitre Ritscher (renamed M/V "Manolis P") built in 1995 in Germany, for $19.15 million. The vessel was delivered to the Company on April 12, 2007. The Company plans to finance the acquisition with cash reserves from its balance sheet, and, subsequently, arrange a loan for about 50% of the purchase price the terms of which are currently under negotiation.