Form 20-F
period 2007-12-31
EUROSEAS LTD.
filed 2008-05-13
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007 Commission file number [ ]

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from	to

Commission file number      _________________________________ -                                                                               -

EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

Euroseas Ltd.
(Translation of Registrant’s name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi Greece
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.03 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common shares, $0.03 par value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
30,261,113

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
☐ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One)

Large accelerated filer	Accelerated filer	Non-accelerated filer
☐	☒	☐

Indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17 ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court

☐ Yes ☐ No

TABLE OF CONTENTS
 Page

Forward-Looking Statements

Part I

Item 1.	Identity of Directors, Senior Management and Advisers	2

Item 2.	Offer Statistics and Expected Timetable	2

Item 3.	Key Information	2

Item 4.	Information on the Company	23

Item 4A.	Unresolved Staff Comments	35

Item 5.	Operating and Financial Review and Prospects	35

Item 6.	Directors, Senior Management and Employees	46

Item 7.	Major Shareholders and Related Party Transactions	52

Item 8.	Financial information	55

Item 9.	The Offer and Listing	56

Item 10.	Additional Information	57

Item 11.	Quantitative and Qualitative Disclosures about Market Risk	64

Item 12.	Description of Securities Other than Equity Securities	65

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	66

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	66

Item 15.	Controls and Procedures	66

Item 16A	Audit Committee Financial Expert	68

Item 16B	Code of Ethics	68

Item 16C	Principal Accountant Fees and Services	68

Item 16D	Excemptions from the Listing Standards for Audit Committees	69

Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	69

Part III

Item 17.	Financial Statements	70

Item 18.	Financial Statements	70

Item 19.	Exhibits	70

i

FORWARD-LOOKING STATEMENTS

Euroseas Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk and container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk and container shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors.”

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

SELECTED CONSOLIDATED FINANCIAL DATA

The following information shows selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2005, 2006 and 2007 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management’s Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical financial and other data presented for the years ended December 31, 2003, and 2004 and as of December 31, 2005 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes. The historical results included below and elsewhere in this annual report are not indicative of our future performance.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. - Summary of Selected Historical Financials
	Year Ended December 31,
	2003	2004	2005	2006	2007
	(All amounts in U.S. dollars, except for share data)
Income Statement Data
Voyage revenues	25,951,023	45,718,006	44,523,401	42,143,361	86,104,365
Commissions	(906,017)	(2,215,197)	(2,388,349)	(1,829,534)	(4,024,032)
Net revenue	25,045,006	43,502,809	42,135,052	40,313,827	82,080,333
Voyage expenses	(436,935)	(370,345)	(670,551)	(1,154,738)	(897,463)
Vessel operating expenses	(8,775,730)	(8,906,252)	(8,610,279)	(10,368,817)	(17,240,132)
Amortization drydocking and special survey expense and vessel depreciation (1)	(4,757,933)	(3,461,678)	(4,208,252)	(7,292,838)	(17,963,072)
Management fees	(1,722,800)	(1,972,252)	(1,911,856)	(2,266,589)	(3,669,137)
Other general and administration expenses	-	-	(420,755)	(1,076,884)	(2,656,176)
Net gain on sale of vessels	-	2,315,477	-	4,445,856	3,411,397
Operating income	9,351,608	31,107,759	26,313,359	22,599,817	43,065,750
Interest and other financing costs	(793,257)	(708,284)	(1,495,871)	(3,398,858)	(4,850,239)
Interest income	36,384	187,069	460,457	870,046	2,357,633
Net income	8,426,612	30,611,765	25,178,454	20,069,407	40,664,064
Balance Sheet Data
Current assets	9,409,339	16,461,159	25,350,707	9,975,596	118,307,463
Vessels, net	41,096,067	34,171,164	52,334,897	95,494,342	238,248,984
Deferred assets and other long term assets	952,613	2,205,178	1,855,829	12,035,321	14,634,384
Total assets	51,458,019	52,837,501	79,541,433	117,505,259	371,190,831
Current liabilities including current portion of long term debt	8,481,773	13,764,846	18,414,877	21,665,399	35,182,511
Long term debt, including current portion	20,595,000	13,990,000	48,560,000	74,950,000	81,590,000
Total liabilities	23,971,773	21,724,846	52,544,877	79,493,599	99,400,483
Common shares outstanding (adjusted for the 1-for-3 split)	9,918,056	9,918,056	12,260,387	12,620,150	30,261,113
Share capital	297,542	297,542	367,812	378,605	907,834
Total shareholders' equity	27,486,246	31,112,655	26,996,556	38,011,660	271,790,348
Other Financial Data
Net cash provided by operating activities	10,956,132	34,208,693	20,594,782	20,968,824	48,958,771
Net cash provided by (used in) investing activities	214,832	6,756,242	(21,833,616)	(55,367,015)	(146,671,991)
Net cash provided by (used in) financing activities	(4,778,000)	(33,567,500)	6,188,653	16,741,997	199,057,433
Earnings per share, basic	0.85	3.09	2.34	1.60	1.89
Earnings per share, diluted	0.85	3.09	2.34	1.60	1.88
Dividends declared	1,276,000	25,435,501	30,175,223 (2)	9,465,082	20,278,538
Cash paid for common dividend / return of capital	1,200,000	26,962,500	46,875,223 (2)	9,465,082	20,278,538
Cash dividends / return of capital, declared per common share	0.12	2.72	4.67 (2)	0.75	1.00
Weighted average number of shares outstanding during period, basic	9,918,056	9,918,056	10,739,476	12,535,365	21,566,619
Weighted average number of shares outstanding during period, diluted	9,918,056	9,918,056	10,739,476	12,535,365	21,644,920

	2003	2004	2005	2006	2007
Other Fleet Data (3)
Number of vessels	8.00	7.31	7.10	8.09	11.48
Calendar days	2,920	2,677	2,591	2,942	4,190
Available days	2,867	2,554	2,546	2,895	3,980
Voyage days	2,846	2,542	2,508	2,864	3,969
Utilization Rate (percent)	99.3%	99.5%	98.5%	98.9%	99.7%

	(In U.S. dollars per day per vessel)
Average TCE rate (4)	8,965	17,839	17,485	14,312	21,468
Vessel Operating Expenses	3,005	3,327	3,323	3,524	4,115
Management Fees	590	737	738	770	875
G&A Expenses	-	-	162	366	634
Total Operating Expenses	3,595	4,064	4,223	4,660	5,624

(1) In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed drydocking and it was not expected to be sold until year - 2007 (m/v Ariel was sold in February 2007. The m/v Widar was sold in April 2004. Depreciation expenses for m/v Widar for the year ended December 31, 2004 amounted to $136,384 compared to $409,149 in 2003.

(2) This amount reflects a dividend in the amount of $30,175,223 ($2.99 per share) and a return of capital in the amount of $16,700,000 ($1.68 per share). The total payment to shareholders made in 2005 is in excess of previously retained earnings because the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company’s operations up to that time and to recapitalize the Company. This one-time dividend cannot be considered indicative of future dividend payments and the Company refers you to the other sections in this annual report for a clearer understanding of the Company’s dividend policy.

(3) For the definition of calendar days, available days, voyage days and utilization rate see Item 5A-Operating Results.

(4) Time charter equivalent rate, or, “TCE rate”, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue or “TCE revenues” by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE revenues and TCE rate is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.   (see also Item 5A-Operating Results).

Reconciliation of TCE revenues as reflected in the consolidated statement of income and calculation of TCE rate follow:

	2003	2004	2005	2006	2007
(In U.S. dollars except TCE rates, expressed in U.S. dollars per day and voyage days)
Voyage revenues	25,951,023	45,718,006	44,523,401	42,143,361	86,104,365
Voyage expenses	(436,935)	(370,345)	(670,551)	(1,154,738)	(897,463)
Time Charter Equivalent Revenues	25,514,088	45,347,661	43,852,850	40,988,623	85,206,902
Voyage days	2,846	2,542	2,508	2,864	3,969
Average Time Charter Equivalent (“TCE”) rate	8,965	17,839	17,485	14,312	21,468

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Any investment in our stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this annual report, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for and ownership of our common stock. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and common stock price. The following risk factors describe the material risks that are presently known to us.

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

The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	supply of drybulk, container and multipurpose vessels;

•	demand for drybulk, container and multipurpose vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

In addition, we periodically re-evaluate the carrying amount and period over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or their useful lives. A determination that a vessel’s estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders’ equity. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement which in turn might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed market value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Further, we may agree on future loans to may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

Our future profitability will be dependent on the level of charter rates in the international drybulk and container shipping industry.
Charter rates for the international drybulk and container shipping industry reached record highs during 2004 and 2005; however, by the beginning of 2006 rates declined. Drybulk rates recovered since early 2006 and reached new historic highs in the fall of 2007.  Although, drybulk rates have since declined they remain high by historical standards. At the same time, containership rates, after reaching historic highs in the middle of 2005, declined by the end of the year and remained flat for most of 2006, further declined by the end of 2006 and steadily recovered during 2007. Containership rates remained at about the same level since the end of 2007 and are still below the high levels achieved in the middle of 2005.  Rates in drybulk or containership markets are influenced by the balance of demand for and supply of vessels and may decline in the future.

Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

•	supply and demand for drybulk and containership commodities, and separately for containerized cargo;

•	global and regional economic and political conditions;

•	the distance drybulk and containerized commodities are to be moved by sea;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities; and

•	changes in seaborne and other transportation patterns.

•	Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other materials;

•	port congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk, container and multipurpose vessels and the charter rates of the corresponding markets will be dependent upon continued economic growth in China, India and the overall world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. For instance, given that as of April 1, 2008 the capacity of the fully cellular worldwide container vessel fleet was approximately 11.1 million teu, with approximately 6.4 million teu of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Although most of our vessels are currently under time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

An over-supply of drybulk carrier and containership capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers and especially containerships has been increasing, and the number of both the drybulk vessels and containerships on order have recently reached historic highs. The containership newbuildings are expected to continue being delivered in significant numbers over the next several years. The drybulk vessel newbuildings are expected to continue being delivered in 2008 at the same rates as in 2006 and 2007, but it is anticipated that in 2009, and particularly in 2010, that their delivery rate will start increasing. An over-supply of drybulk carrier and containership capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our drybulk carriers’ and containerships’ current charters, such as during 2008 or 2009, when the charters under which at least nine of our containerships are currently deployed expire, we may only be able to recharter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all.

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

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s (“IMO’s”) International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels and Eurobulk Ltd., or Eurobulk, our affiliated ship management company, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

Although the United States of America is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended and the Regulations for the Prevention of Air Pollution from Ships to the International Convention for the Prevention of Pollution from Ships (as modified in 1978 and 1997), including Annex VI thereto. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage, including air pollution, caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The United States Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in the U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices have been at historically high levels recently, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. Any increase in the price of fuel may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention (“SOLAS”). Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

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

Rising crew costs may adversely affect our profits.

Crew costs are a significant operating expense for many of our shipping operations. Crewing costs have reached recent highs and may continue at such rates. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including supply and demand and the wages paid by other shipping companies. Crew costs have been at high levels recently, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates..

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

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

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

Company Risk Factors

If we do not use our cash on hand to acquire vessels and expand our fleet, we may use it for general corporate purposes which may result in lower earnings.

We intend to use our cash on hand to acquire additional vessels and expand our fleet when we believe market conditions are favorable for purchasing such vessels. Our management will have the discretion to identify and acquire vessels. If our management is unable to identify and acquire vessels on terms acceptable to us, we may use our cash on hand for general corporate purposes. It may take a substantial period of time before we can locate and purchase suitable vessels. During this period, our cash on hand may be invested on a short-term basis and therefore may not yield returns at rates comparable to what a vessel might have earned.

We depend entirely on Eurobulk to manage and charter our fleet, which may adversely affect our operations if Eurobulk fails to perform its obligations.

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose Eurobulk’s services or Eurobulk may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against Eurobulk if it defaults on its obligations to us, you will have no recourse against Eurobulk. Further, we expect that we will need to seek approval from our lenders to change Eurobulk as our ship manager.

Because Eurobulk is a privately held company, there is little or no publicly available information about it and there may be very little advance warning of operational or financial problems experienced by Eurobulk that may adversely affect us.

The ability of Eurobulk to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Eurobulk’s financial strength, and because Eurobulk is privately held it is unlikely that information about its financial strength would become public unless Eurobulk began to default on its obligations. As a result, there may be little advance warning of problems affecting Eurobulk, even though these problems could have a material adverse effect on us.

As of April 30, 2008, Friends Investment Company Inc. owns approximately 31.0% of our outstanding shares of common stock, which may limit your ability to influence our actions.

As of April 30, 2008 Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 31.0% of the outstanding shares of our common stock. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain NASDAQ corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of NASDAQ’s corporate governance rules, we refer you to the section of this annual report entitled “Board Practices—Corporate Governance” Under Item 6.

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

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers, containerships or multipurpose vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership which any of them may consider for acquisition in the future. In addition, Mr. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or we do not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective Affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our master management agreement with Eurobulk. These officers may spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may not be able to pay dividends.

We currently intend to pay minimum quarterly dividends of $0.30 per share for all of 2008 to holders of our common stock, when, as and if declared by our Board of Directors. However, we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

If in addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

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

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing on acceptable terms.

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

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from our interests, and we may not be able to obtain the lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2007, we had total bank debt of approximately $81.6 million. As of March 31, 2008, we had repaid $5.9 million of our total bank debt, leaving us with total bank debt of $75.7 million. Our debt repayment schedule as of December 31, 2007 requires us to repay $38.0 million over the next two years. If we were unable to service our debt, it could have a material adverse effect on our financial condition and results of operations.

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

Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Eurobulk to recruit suitable additional seafarers and shoreside administrative and management personnel. Eurobulk may not be able to continue to hire suitable employees as we expand our fleet. If Eurobulk’s unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

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

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on time charters.

As of April 30, 2008, 12 of the 15 vessels in our fleet are employed under time charters with remaining terms ranging between four month and 47 months.  The percentage of our fleet that is under time charter contracts or short term spot contracts, or that is otherwise protected from market fluctuations represents approximately 85% of our vessel capacity in 2008. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain “key man” life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;

•	piracy;

•	environmental accidents;

•	grounding, fire, explosions and collisions;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and

•	work stoppages or other labor problems with crew members serving on our vessels.

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

The operation of containerships has certain unique operational risks.

The operation of containerships has certain unique risks. Containerships operate at high speeds in order to move cargoes around the world quickly and minimize delivery delays. These high speeds can result in greater impact in collisions and groundings resulting in more damage to the vessel when compared to vessels operating at lower speeds. In addition, due to the placement of the containers on a containership, there is a greater risk that containers carried on deck will be lost overboard if an accident does occur. Furthermore, with the highly varied cargo that can be carried on a single containership, there can be additional difficulties with any clean-up operation following an accident. Also, we may not be able to correctly control the contents and condition of cargoes within the containers which may give rise to events such as customer complaints, accidents on-board the ships or problems with authorities due to carriage of illegal cargoes. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of April 30, 2008 the average age of our fleet was approximately 18.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition and results of operations.

Our international operations expose us to risks of terrorism and piracy that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. We are not fully insured against any of these risks. In addition, future hostilities or other political instability in regions where our vessels operate could have a material adverse effect on our trade patterns and adversely affect our operations and performance.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the other rules and regulations of the Commission, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Our historical financial and operating data may not be representative of our future results because we are a company with a limited operating history as a stand-alone entity and as a publicly traded company.

Our historical financial and operating data may not be representative of our future results because we are a company with a limited operating history as a stand-alone entity and as a publicly traded company. Our consolidated financial statements include the financial position, results of operations and cash flows of shipowning companies managed by Eurobulk and majority owned by the Pittas family prior to their contribution to us. Although our results of operations, cash flows and financial condition reflected in the consolidated financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but our ship manager, Eurobulk, incurs approximately 35% of vessel operating expenses and we incur management fees and some general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the “Code”) (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this annual report under “Taxation — United States Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our shares. See “Taxation — United States Federal Income Taxation of U.S. Holders” in this annual report under Item 10 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Legislation has been proposed in the United States which would prevent dividends on our shares from qualifying for certain preferential rates for U.S. federal income tax purposes.

“Qualified dividend income” derived by noncorporate U.S. shareholders that are subject to U.S. federal income tax is currently through 2010 subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market, the NASDAQ Global Select Market or the NASDAQ Global Market and we do not and have not qualified as a “passive foreign investment company” for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the shareholder are satisfied) for treatment as qualified dividend income. Proposed legislation which has been introduced in the U.S. Congress would, however, if enacted, make it unlikely that such distributions on our shares would be eligible for such treatment.

Dividends paid on the common stock to U.S. individuals, trusts and estates may be taxed as ordinary income.

Our common stock is listed on the NASDAQ Global Select Market and dividends on our common stock are potentially eligible to be treated as “qualified dividend income” which is taxed to U.S. individuals, trusts and estates at preferential tax rates. If our common stock fails to maintain the requirements of the NASDAQ Global Select Market or another established securities market in the United States, our shares will trade over the counter and any dividends paid on the shares will be treated for U.S. tax purposes as ordinary income rather than “qualified dividend income” and lose eligibility for the preferential tax treatment.

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

Risk Factors Relating To Our Common Stock

The trading volume for our common stock has been low, which may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

Although our shares of common stock have traded on the NASDAQ Global Market since January 31, 2007 and on the NASDAQ Global Select Market since January 1, 2008, recently the trading volume has been lower. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community about our business or the shipping industry;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	strategic actions by us or our competitors such as acquisitions or restructurings;

•	regulatory developments;

•	additions or departures of key personnel;

•	general market conditions; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The price of our shares may be volatile and less than you originally paid for such shares.

The price of our shares may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;

•	mergers and strategic alliances in the shipping industry;

•	market conditions in the industry;

•	changes in government regulation;

•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;

•	payment of dividends;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

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

In 2007, we issued a total of 17,325,000 new shares as part of our three common stock offerings. Additionally, 248,463 and 166,667 shares were issued upon the exercise of our warrants in 2007, and, in the four month period ended on April 30, 2008, respectively; another 170,459 warrants remain outstanding.  Friends, our largest shareholder, has registered all of its shares for re-sale under our registration statement that was declared effective on May 16, 2007 which has resulted in these shares becoming freely tradable without restriction under the Securities Act.

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and development of the Company

We are Euroseas Ltd., a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 30, 2008, our fleet consisted of five drybulk carriers, comprised of three Panamax drybulk carriers and two Handysize drybulk carriers, nine containerships and one multipurpose vessel. The total cargo carrying capacity of the four bulk carriers is 277,316 deadweight tons, or dwt, and of the nine containerships is 239,010 dwt and 15,321 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Four of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the four vessels (and of three additional vessels that have since been sold) transferred their shares in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased eleven additional vessels since June 2005.

On August 25, 2005, we raised approximately $17.5 million in net proceeds from the private placement of our securities to a number of institutional and accredited investors (the “Private Placement”). In the Private Placement, we issued 2,342,331 shares of common stock at a price of $9.00 per share (adjusted for the 1-for-3 reverse split of our common stock effected on October 6, 2006), as well as warrants to purchase an additional 585,589 shares of common stock. The warrants have a five year term and an exercise price of $10.80 per share (adjusted for the 1-for-3 reverse split of our common stock).

On February 5, 2007, we raised approximately $43.3 million in net proceeds from a follow-on common stock offering. On July 5, 2007, we raised approximately $73.0 million in net proceeds from a follow-on common stock offering.  On November 9, 2007, we raised approximately $93.6 million in net proceeds from a follow-on common stock offering.

Our shares originally traded on the OTCBB under the symbol ESEAF.OB until October 5, 2006 and EUSEF.OB from October 6, 2006 to January 30, 2007.  Our shares have traded on the NASDAQ Global Select Market under the symbol ESEA since January 31, 2007 and on the NASDAQ Global Select Market since January 1, 2008.  Since January 1, 2008, our shares are traded on the NASDAQ Global Select Market.

Our executive offices are located at 40 Ag. Konstantinou Ave., 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

B.	Business overview

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) multipurpose vessels that can carry either bulk cargoes or containers.  Please see information in the section "Our Fleet", below. During 2003, 2004, 2005, 2006 and 2007 we had a fleet utilization of 99.3%, 99.5%, 98.5%, 98.9% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $8,965, $17,839, $17,485, $14,313 and $21,468, respectively, and we generated revenues of  $25.95 million, $45.72 million, $44.52 million, $42.14 million and $86.10 million, respectively.

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

Our Fleet

As of April 30, 2008, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
IRINI (*)	Panamax	69,734		1988	Baumarine Spot Pool – ‘til end 2008	Spot / Partly fixed
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Mar-09	$52,000
IOANNA P.	Panamax	64,873		1984	TC ‘til Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750		1984	Spot	$41,000
GREGOS	Handysize	38,691		1984	Spot	$44,750
Total Dry Bulk Vessels	5	277,316

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$8,850 ‘til Dec-08, $9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	TC ‘til Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	TC ‘til Feb-09	$15,250
OEL INTEGRITY (ex-JONATHAN P)	Handysize	33,667	1,932	1990	TC ‘til Apr-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handysize	30,007	1,742	1992	TC ‘til Oct-09	$18,500
YM XINGANG I	Handysize	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-09	$13,175
KUO HSIUNG	Feeder	18,154	1,169	1993	TC ‘til Feb-09	$15,800
Total Container Carriers	9	239,010	15,321
Fleet Grand Total	15	538,894	16,271

(*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose markets by targeting primarily mid-age vessels at the time of purchase under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. Presently, our nine containerships, our multipurpose vessel, one of our panamax bulkers and two of our handysize bulkers are employed under time charters. Our other panamax vessel, m/v Irini, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area, and also participates in “short” funds (contracts to carry cargo at agreed rates), reducing its exposure to the spot market.

As of April 30, 2008, approximately 80% of our ship capacity days in 2008 accounting for fixed spot employment in the first and second quarter of the year, and approximately 30% of our ship capacity days in 2009, are under time charter contracts or protected from market fluctuations.

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

Our master management agreement with Eurobulk is effective as of January 1, 2008 and has an initial term of 5 years until December 31, 2012. The master management agreement cannot be terminated by Eurobulk without cause or under the other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This master management agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the master management agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobulk. In addition, upon expiration of the current ship management agreements between Eurobulk and each vessel-owing subsidiary, such subsidiaries will enter into new ship management agreements with Eurobulk that terminate contemporaneously with the master management agreement.

In exchange for providing us with the services described above, we pay Eurobulk 630 euros per vessel per day adjusted annually for inflation.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•
Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 20 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 18 years during 2007, our total vessel operating expenses, including management fees and general and administrative expenses were $5,624 per day for the year ended December 31, 2007. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures. For the year ended December 31, 2007, our fleet utilization was 99.7% and since 2003 our utilization rate has averaged in excess of 99.0%.

•
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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels.

•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and developments present themselves. We continue to be focused on purchasing well-maintained, secondhand vessels, which should provide a significant value proposition given the strong charter rates that exist currently. However, we will also consider purchasing younger vessels or newbuildings if the value proposition exists at the time. Furthermore, as part of our fleet renewal, we will continue to sell certain vessels when we believe it is in the best interests of the Company and our shareholders.

•
Maintain Balanced Employment. We intend to strategically employ our fleet between period and spot charters. We actively pursue period charters to obtain adequate cash flow to cover our fleet’s fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We look to deploy the remainder of our fleet through period charters, spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. On the basis of our fixed spot and existing period contracts, approximately 80% of our vessel capacity in 2008 and approximately 30% in 2009 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.

•
Operate a Fleet in Two Sectors. While remaining focused on the dry cargo segment of the shipping industry, we intend to continue to develop a diversified fleet of drybulk carriers and containerships of up to Panamax size. A diversified drybulk fleet profile will allow us to better serve our customers in both major and minor bulk trades, as well as to reduce any dependency on any one cargo, trade route or customer. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply that has occurred with larger containerships. A diversified fleet, in addition to enhancing the stability of our cash flows, will also help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates.

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2007 calls for a reduction of more than 46% of our then outstanding debt by the end of 2009. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and pay consistent and possibly higher dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Klaveness (Bulkhandling and Baumarine shipping pools), Cheng Lie, Swiss Marine, Hamburg Bulk Carriers, Phoenix, Yang Ming Lines and Italia Maritima. We are a relationship driven company, and our top five customers in 2006 include three of our top five customers from 2005 (Cheng Lie, Yang Ming Lines and Klaveness). Our top five customers accounted for approximately 53% of our total revenues in  2007, 60% of our total revenues in 2006 and 72% of our total revenues in 2005. In 2007, our largest five customers, Klaveness, Yang Ming Lines, Sinochart,  Italia Maritima and Cheng Lie,, accounted for 15.1%, 12.5%, 12.1%, 7.6% and 5.2% of our total revenues, respectively.

	Year ended December 31,
Charterer	2005	2006	2007

A	5.50%	15.06%	15.07%
B	9.60%	10.40%	12.53%
C	-	-	12.10%
D	-	16.63%	7.60%
E	17.48%	12.67%	5.19%
F	26.85%	-	-
G	12.32%	-	-
H	-	5.32%	-

The Dry Cargo and Containership Industries

Dry cargo shipping refers to the transport of certain commodities by sea between various ports in bulk or containerized form.

The drybulk commodities are often divided into two categories — major bulks and minor bulks. Major bulks include items such as coal, iron ore and grains, while minor bulks include items such as aluminum, phosphate rock, fertilizer raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap.

There are four main classes of bulk carriers — Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight ton (“dwt”) capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Capesize vessels.

Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel.

A contract of affreightment (“COA”) is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which identified cargo will be carried over a specified period of time. COA’s benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COA’s benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each entered vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and contracts of affreightment with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade is the fastest growing sector of seaborne trade. Containerships are further categorized by their size measured in twenty-foot equivalent units (teu) and whether they have their own gearing. The different categories of containerships are as follows. Post-panamax vessels are vessels with carrying capacity of more than 4,000 teu. Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu. Intermediate containerships are vessels with carrying capacity from 2,000 to 3,000 teu. Handysize containerships are vessels with carrying capacity from 1,300 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear. Finally, Feeder containerships are vessels with carrying capacity from 500 to 1,300 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through the use of Eurochart, an affiliated brokering company who negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of drybulk carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sector. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NASDAQ: GSTL), Navios Maritime Holdings Inc. (NASDAQ: BULK), Danaos Corporation (NYSE: DAC) and Goldenport Holdings Inc. (LSE: GPRT).

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

The containership industry seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe, Japan and others. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period of time, container shipping rates are higher and, as a result, the charter rates for containerships are higher. However, fluctuations due to seasonality in the container shipping industry are much less pronounced than in the drybulk shipping industry.

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

Environmental Regulation – International Maritime Organization (“IMO”)

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our vessel manager has informed us that a plan to confirm with the Annex VI regulations is in place and we believe we are in substantial compliance with Annex VI.  Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to operate our ships.

The operation of our vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, we may not be able to maintain such certification indefinitely.

Environmental Regulations – The United States of America Oil Pollution Act of 1990 (“OPA”)

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all shipowners and operators whose vessels trade in the United States of America, its territories and possessions or whose vessels operate in waters of the United States of America, which includes the United States’ territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators, charterers and management companies are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

OPA was amended in 2006 to increase the limits of the liability of responsible parties for non-tank vessels to the greater of $950 per gross ton or $800,000 (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

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

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We currently comply, and intend to comply in the future, with all applicable state regulations in the ports where our vessels call.

Environmental Regulation – The United States of America Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the Court’s ruling, shipowners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by EPA or face penalties. EPA has appealed this decision to the Ninth Circuit Court of Appeals, but, if the lower court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels.

Environmental Regulation – Other Environmental Initiatives

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

At the international level, the IMO adopted an International Convention for the control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until

12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of May 31, 2007, the BWM Convention has been adopted by 10 states, representing 3.42% of the gross tonnage of the world’s merchant shipping.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the next drydocking and special survey for the vessels in our current fleet.

Vessel	Next	Type

TASMAN TRADER	June 2010	Special Survey
NINOS	July 2010	Special Survey
ARTEMIS	April 2010	Drydocking
YM XINGANG I	February 2011	Drydocking
ARISTIDES N.P.	February 2011	Drydocking
KUO HSIUNG	April 2011	Drydocking
IRINI	June 2008	Special Survey
NIKOLAOS P	March 2009	Special Survey
GREGOS	July 2009	Special Survey
MANOLIS P	April 2010	Special Survey
OEL TRANSWORLD	April 2010	Drydocking
DESPINA P	January 2011	Special Survey
OEL INTEGRITY	December 2010	Special Survey
TIGER BRIDGE	October 2008	Drydocking
IOANNA P	March 2009	Special Survey
——————

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with our shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Our vessels are members of the UK Club. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 dwt bulk carrier motor vessel Ariel, which was built in 1977 and acquired on March 5, 1993. Ariel was sold on February 22, 2007.

•	Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 dwt bulk carrier motor vessel Nikolaos P, which was built in 1984 and acquired on July 22, 1996.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 dwt bulk carrier motor vessel John P, which was built in 1981 and acquired on March 7, 1998. John P was sold on July 5, 2006.

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 dwt bulk carrier motor vessel Pantelis P, which was built in 1981 and acquired on June 4, 1997. Pantelis P was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 dwt Cyprus flag drybulk moter vessel Gregos, which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 dwt container carrier motor vessel Ninos (ex YM Qingdao 1), which was built in 1990 and acquired on February 16, 2001.

•
Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 dwt container carrier motor vessel Kuo Hsiung, which was built in 1993 and acquired on May 13, 2002.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 dwt bulk carrier motor vessel Irini, which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 dwt container carrier motor vessel Artemis, which was built in 1987 and acquired on November 25, 2005.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 dwt / 950 teu multipurpose motor vessel m/v Tasman Trader, which was built in 1990 and acquired on April 27, 2006.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 dwt dry bulk motor vessel Aristides N.P”, which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 dwt container carrier YM Xingang I, which was built in February 1993 and acquired on November 15, 2006.

•
Manolis  Shipping Ltd., incorporated in Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 dwt container carrier motor vessel Manolis P, which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 dwt / 1,742 teu container carrier motor vessel OEL Transworld (ex Clan Gladiator), which was built in 1992 and acquired on June 13, 2007.

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 dwt / 1,932 teu container carrier motor vessel OEL Integrity (ex Jonathan P), which was built in 1990 and acquired on August 7, 2007.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 dwt / 1,932 teu container carrier motor vessel Despina P, which was built in 1990 and acquired on August 13, 2007.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 dwt / 2,228 teu container carrier motor vessel Tiger Bridge, which was built in 1990 and acquired on October 4, 2007.

•	Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 dwt bulk carrier motor vessel Ioanna P, which was built in 1984 and acquired on November 1, 2007.

As of December 31, 2007, our vessel m/v Nikolaos P, was collateral to a loan with an outstanding balance of $2,600,000.  Our vessels, m/v Ninos (ex YM Quingdao 1) and m/v Kuo Hsiung, were collateral to a loan with an outstanding balance of $7,950,000; our vessel m/v Irini was collateral to two loans with an aggregate balance of $2,100,000.  Our vessel, m/v Artemis, was collateral to a loan with an outstanding amount of $8,500,000. Our vessel, m/v Tasman Trader, was collateral to a loan with an outstanding balance of $6,660,000.  Our vessel, m/v Aristides N.P., was collateral to a loan with an outstanding balance of $13,100,000.  Our vessels, m/v YM Xingang I and m/v Gregos, were collateral to a loan with an outstanding balance of $16,000,000. Our vessel, m/v Manolis P, was collateral to a loan with an outstanding amount of $9,680,000. Our vessel, m/v Ioanna P, was collateral to a loan with an outstanding amount of $15,000,000.

Item 4A	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to “our” and “us” refer to Euroseas, our subsidiaries and the predecessor operations of Euroseas, except where the context otherwise indicates or requires.

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 30, 2008, our fleet consisted of five drybulk carriers, comprised of three Panamax drybulk carriers and two Handysize drybulk carriers, nine containerships and one multipurpose vessel. The total cargo carrying capacity of the four bulk carriers is 277,316 deadweight tons, or dwt, and of the nine containerships is 239,010 dwt and 15,321 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment (please refer to the section “The Dry Cargo and Containership Industries” under Item 4B for a description of the above mentioned types of vessel employment).  As of April 30, 2008, one of our vessels participated in a shipping pool.

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

Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (containership are chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels.

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

Management fees. These are the fees that we pay to Eurobulk, our ship manager and an affiliate, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee, as of April 30, 2008, is 630 Euros per vessel per day and is payable monthly in advance adjusted annually for inflation on January 1st.

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

Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors liability insurance and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses increased once we became a public company due to the duties typically associated with public companies. We acquire executive services, our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, through Eurobulk as part of our master management agreement.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under “Capital Expenditures” below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts.  Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk, containership and multipurpose vessel market, the availability of purchase candidates, available employment and our general assessment of economic prospects for the sectors in which we operate.

Results from Operations

Year ended December 31, 2007 compared year ended December 31, 2006.

Voyage revenues. Voyage revenues for the period were $86.10 million, up 104.3% compared to the same period in 2006 during which voyage revenues amounted to $42.14 million. This increase was primarily due to the significantly higher charter rates our vessels achieved in 2007 as compared to 2006, especially in the drybulk market, and to the larger fleet we operated. In 2007, we operated an average of 11.48 vessels, a 41.9% increase over the average of 8.09 vessels we operated during 2006. Our fleet of 11.48 vessels had throughout the period 11 unscheduled off-hire days and 210 days of scheduled off-hire for the drydocking of seven vessels, generating an average TCE rate per vessel of  $21,468 per day compared to $14,313 per day per vessel for the same period in 2006.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Shipping markets in 2007 were on average stronger compared to 2006, especially in the second half of 2007 when the drybulk market reached all time high levels. The higher average market rates during 2007 positively influenced the earnings of our vessels employed in the spot market.

Commissions. Commissions for the period were $4.02 million. At 4.67% of voyage revenues, commissions were slightly higher than in the same period in 2006;  for the year ended December 31, 2006, commissions amounted to $1.83 million, or 4.34% of voyage revenues. The higher level of commissions in 2007 is partly due  to the fact that more vessels operated in the spot market and the higher level of commissions of certain time charters related to the vessels acquired in 2007.

Voyage expenses. Voyage expenses for the year were $0.90 million related to expenses for certain voyage charters. For the year ended December 31, 2006, voyage expenses amounted to $1.15 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (1.0% and 2.7% in 2007 and 2006, respectively) of voyage revenues; in 2006, we had more voyage charters than in 2007 which resulted in higher voyage expenses.

Vessel operating expenses. Vessel operating expenses were $17.24 million for the period compared to $10.37 million for the same period in 2006.  This difference was due to the higher average number of vessels we operated in 2007, specifically an average of 11.48 vessels in 2007 compared to 8.09 vessels in 2006. Daily vessel operating expenses per vessel increased between the two periods to $4,115 per day in 2007 compared to $3,524 per day in 2006, a 16.8% increase, reflecting primarily higher crew and lubricant costs and higher exchange rate of the euro and other currencies with respect to the U.S. dollar.

Management fees. These are part of the fees we pay to Eurobulk under our master management agreement. As of December 31, 2007, Eurobulk charged us 630 Euros per day per vessel totalling $3.67 million for the period, or $875 per day per vessel. For the same period in 2006, management fees amounted to $2.27 million, or $770 per day per vessel based on the daily rate per vessel of 608.33 Euros.  The Euro exchange rate has been on average about 10% higher in 2007 as compared to 2006.  The increase in the management fees paid in 2007 also resulted from an increase in the average number of vessels we owned during the period; in 2007, we owned 11.48 vessels compared to an average of 8.09 vessels we owned during 2006.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2007, we had a total of $2.66 million of general and administrative expenses as compared to $1.08 million in 2006.  The increase is mainly due to higher audit fees of approximately $0.25 million in 2007 inclusive of the audit of our internal controls over financial reporting, the cost required for us to implement internal controls for financial reporting to comply with Section 404 of the Sarbanes-Oxley Act of approximately $0.23 million as well as higher management fees we paid to Eurobulk for executive services of approximately $0.10 million in 2007, and $0.82 million for the cost of non-cash compensation of stock incentives awards given to certain officers, directors and other key persons.

Amortization of drydocking and special survey expense and vessel depreciation. Amortization and depreciation for the period was $17.96 million. This consists of $16.42 million of depreciation and $1.54 million of amortization of deferred drydocking expenditures. Comparatively, depreciation and amortization for the same period in 2006 amounted to $6.28 million and $1.01 million, respectively, for a total of $7.29 million. Depreciation in 2007 was higher than in 2006 because of  the higher average number of vessels and also because the depreciation associated with vessels bought in 2007 (the one vessel sold in 2007 was fully depreciated). Amortization in 2007 is also higher than the same period in 2006 due to seven vessels that underwent drydocking or special survey during 2007 plus the full effect of the amortization of the two vessels that underwent drydocking or special survey in 2006.

Net gain or Loss from vessel sales. There was one vessel sold in 2007 for a gain of $3.41 million compared to two vessel sales in 2006 for a gain of $4.45 million.

Interest and other financing costs, net. Interest and other financing costs, net for the period were $2.49 million. Of this amount, $4.85 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $2.36 million of interest income during the period. Comparatively, during the same period in 2006, net interest and finance costs amounted to $2.53 million, comprised of $3.40 million of interest incurred and loan fees and offset by $0.87 million of interest income. Interest incurred and loan fees were higher in 2007 due to the higher loan amount outstanding as a result of the new loans undertaken in June 2007 and November 2007.  Interest income was higher in 2007 due the proceeds from three follow-on common stock offerings. As of December 31, 2007, the net proceeds of the last offering, amounting to approximately $93.6 million, were not invested.

Trading Securities and Foreign Exchange Gains or Losses. In 2007, we had a $7,824 foreign exchange loss compared to a $1,598 foreign exchange loss in 2006. In 2007, we had unrealized gain from investments in trading securities of $98,744. We had no such gain in 2006.

 Net income. As a result of the above, net income for the year ended on December 31, 2007 was $40.66 million compared to $20.07 million for the same period in 2006, representing an increase of 102.6%.

Year ended December 31, 2006 compared year ended December 31, 2005.

Voyage revenues. Voyage revenues for the period were $42.14 million, down 5.3% compared to the same period in 2005 during which voyage revenues amounted to $44.52 million. The decrease was primarily due to the lower charter rates our vessels achieved in 2006 as compared to 2005. Our fleet of 8.09 vessels had throughout the period 31 unscheduled off-hire days, primarily due to an unscheduled repair for m/v Ariel and 47 days of scheduled off-hire for the drydocking of m/v Nikolaos P and m/v Kuo Hsiung, generating an average TCE rate per vessel of $14,313 per day compared to $17,485 per day per vessel for the same period in 2005.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Shipping markets in 2006 were on average weaker compared to 2005, although in the second half of 2006 the drybulk market recovered significantly. The lower average market rates during 2006 influenced the earnings of our vessels employed in the spot market.

Commissions. Commissions for the period were $1.83 million. At 4.34% of voyage revenues, commissions were lower than in the same period in 2005. For the year ended December 31, 2005, commissions amounted to $2.39 million, or 5.36% of voyage revenues. The lower level of commissions in 2006 is partly due  to the fact that more vessels operated in pools (where commissions are paid by the pool thus reducing the commissions paid by us) and the lower level of commissions of certain time charters (for example, m/v Tasman Trader’s charter had commissions of 2.25%).

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

Management fees. These are part of the fees we pay to Eurobulk under our master management agreement. As of December 31, 2006, Eurobulk charged us 610 Euros per day per vessel totalling $2.27 million for the period, or $770 per day per vessel. For the same period in 2005, management fees amounted to $1.91 million, or $738 per day per vessel based on the daily rate per vessel of 590 Euros.  The Euro exchange rate has been on average about 1% higher in 2006 as compared to 2005.  The increase in the management fees paid in 2006 also resulted from an increase in the average number of vessels we owned during the period; in 2006, we owned 8.09 vessels compared to an average of 7.10 vessels we owned during 2005.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2006, we had a total of $1.1 million of general and administrative expenses as compared to $0.4 million in 2005.  We started incurring these expenses in the second half of 2005 and mainly after the completion of our private placement in August 2005.  Our 2006 level of general and administrative expenses reflect a full year of incurring them compared to less than half a year in 2005.

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

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to range from 25 to 30 years from date of initial delivery from the shipyard. We believe that the 25 to 30 year range of depreciable life is consistent with that of other ship owners. As of December 31, 2006, one of our vessels had already reached an age of 29 years and continued to be employed (this vessel, m/v Ariel, was sold for further trading in February 2007). Depreciation is based on cost less the estimated residual scrap value. In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per LWT to better reflect market price developments in the scrap metal market (see Item 3A Selected Consolidated Financial Data). An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. We generally enter into a charter agreement for the vessel’s next voyage or time charter prior to the time of discharge of the previous cargo or completion of previous time charter. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the customer, even if the vessel has discharged its cargo or completed  the previous time charter and it is sailing to the anticipated load port for its next voyage or to the port it will be delivered to the next charterer. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses on voyages are provided for in full at the time such losses can be estimated.

For the Company’s vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula. For vessels that simultaneously participate in spot chartering pools and cargo pools (pools of contracts of affreightment, also called, short funds; in the Company’s case, participation in cargo pools requires participation in spot chartering pools), a combined time charter equivalent revenue is provided by the operator of the vessel and cargo pools. Revenues and voyage expenses are recognized during the period services were performed, the collectability has been reasonably assured, an agreement with the pool exists and price is determinable.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are incurred when the vessel is chartered under a voyage charter and are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees. Voyage expenses are recognized on a pro-rata basis over the estimated length of the each voyage. The impact of recognizing voyage expenses on a pro-rata basis over the length of the each voyage is not materially different on a quarterly and annually basis from a method of recognizing such expenses as incurred.

Deferred drydock costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.

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

Impairment of long-lived assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.  To date, no impairment loss indicators have arisen.

Stock incentive plan awards

We include share-based compensation in “Other general and administrative expenses” in the consolidated statements of income. Share-based compensation represents vested and nonvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered nonvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period . In addition, nonvested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service.

Investments

We classify unrestricted publicly traded investments as trading securities and record them at fair value. For trading securities, the Company records unrealized gains or losses resulting from changes in fair value between measurement dates as a component of “Gain (loss) on trading securities”. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. Upon adoption of Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), the classification of purchases of, or proceeds from, the sale of trading securities will be classified to cash flows from operating activities or cash flows from investing activities based upon the Company’s intent with respect to these securities.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on Company’s consolidated financial statements.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (SFAS No. 159”) which provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS No. 159 amends FASB Statement No. 95, “Statement of Cash Flows” (“SFAS No. 95”) and FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 159 specifies that cash flows from trading securities, including securities for which an entity has elected the fair value option, should be classified in the statement of cash flows based on the nature of and purpose for which the securities were acquired. Before this amendment, SFAS No. 95 and SFAS No. 115 specified that cash flows from trading securities must be classified as cash flows from operating activities. This statement is effective for the Company beginning January 1, 2008. Upon adoption, the Company will be classifying proceeds from sales of trading securities within the statement of cash flows as an investing activity based on the intention for which any securities are acquired. The Company does not expect any of the other provisions of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on the Company's consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).”  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company's consolidated results of operations and financial condition.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and heding activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company's consolidated results of operations, cash flows and financial condition.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our follow-on common stock offering in November 2007, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward.  In our opinion our working capital is sufficient for our present requirements.

Cash Flows

As of December 31, 2007, we had a cash balance of $104.14 million, funds due from related companies of $5.29 million and $6.24 million cash in restricted retention accounts. Amounts due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from related parties mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  The amount of $5.29 million due from related parties as of December 31, 2007 therefore consists entirely of such deposits. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas. Working capital is current assets minus current liabilities, including the current portion of long term debt. We have a working capital surplus of $83.12 million including the current portion of long term debt which was $25.58 million as of December 31, 2007. All of the $20.28 million dividend declared was paid as of December 31, 2007. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and proceeds from our November 2007 follow-on common stock offering.

Net cash from operating activities.

Our net cash from operating activities for 2007 was $48.96 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk and another related party, on our behalf, collect our chartering revenues and pay our chartering expenses. Net income for the period was $40.66 million, which was reduced by a gain of $3.41 million from the sale of m/v Ariel and increased by $18.03 million of depreciation and amortization amongst other adjustments. In 2006, net cash flow from operating activities was $20.97 million based on a contribution of net income of $20.07 million reduced by a gain of $4.45 million from the sale of two vessels and increased by $7.37 million of depreciation and amortization amongst other adjustments.

Net cash from investing activities.

In 2007, we purchased seven vessels for a total cash outflow of $149.50 million, we received proceeds of $5.22 million from the sale of m/v Ariel, and, we had to put in retention accounts and increase restricted cash by $2.39 million to satisfy requirements of our new loan facilities for a total of funds used in investment activities of $146.67 million.  In 2006, we purchased three vessels for a total of $61.75 million, we received proceeds from the sale of m/v Pantelis P and m/v John P totaling $9.15 million, and, we had to put in retention accounts and increase restricted cash by $2.77 million to satisfy requirements of our new loan facilities for a total of funds used in investment activities of $55.37 million. It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash used in financing activities.

In 2007, net cash provided by financing activities amounted to $199.06 million. This is accounted by the $214.22 million raised in three follow-on common stock offerings (after underwriter discounts) and via outstanding warrants exercised. This amount was reduced by $20.28 million of dividends, $1.41 million of offering expenses and $0.11 million of loan arrangement fees paid and further increased by net borrowings of $6.64 million. In 2006, net cash provided by financing activities amounted to $16.74 million. This is mainly accounted by net proceeds from long term debt of $26.39 offset by $9.47 million of dividends and $0.15 million in loan arrangement fees paid.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. During 2007, we drew down on two loans to partly finance the acquisition of two of the vessels we acquired totaling $25.00 million.

As of December 31, 2007, after considering the loan repayments and new loans discussed in the preceding paragraph, we had ten outstanding loans with a combined outstanding balance of $81.59 million. These loans have maturity dates between 2008 and 2015. Our long-term debt as of December 31, 2007 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2007 is provided in Note 9 of our attached financial statements. In 2008, we plan to repay approximately $25.58 million of our long term debt.

Our loans have various covenants which include restrictions to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without lenders’ consent, the sale of vessels, as well as minimum requirements regarding the hull cover ratio and corporate liquidity.  We have no restrictions in the distribution of dividends or any other distribution of profits or assets from our shipowning subsidiaries to us if the loan covenants are satisfied.  If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash.  Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. We are not in default of any credit facility covenant as of December 31, 2007.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our two most recent vessel acquisitions consist of one containership, m/v Tiger Bridge, which was delivered to us in October 2007, and one drybulk carrier, m/v Ioanna P, which was delivered to us in November 2007.  We financed m/v Tiger Bridge with 100% equity.  We financed m/v Ioanna P with equity and a $10.00 million loan.  Of our seven acquisitions during 2007, four were financed with 100% equity, m/v OEL Transworld, m/v Despina P, m/v OEL Interity and m/v Tiger Bridge, while the remaining three were financed with equity and debt. In addition to m/v Ioanna P,  we financed m/v Manolis P with $15.00 loan in addition to equity and we added m/v Gregos as an additional collateral (along with m/v YM Xingang I) to a loan we had drawn in 2006.

Seven of our vessels in our operating fleet underwent scheduled drydocking or special survey in 2007, three vessels underwent special survey or drydocking in 2008 and two additional vessels are scheduled to undergo a special survey or drydocking in 2008. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

On March 8, 2008, the Company announced the declaration of its eleventh consecutive dividend since its Private Placement in August 2005.  This dividend of $0.31 per common share will be paid on or about June 18, 2008 to all shareholders of record as of June 6, 2008.  This follows the Company’s prior dividend declarations of $0.30 per common share, on February 7, 2008, $0.29 per common share on October 16, 2007, $0.25 per common share on July 17, 2007, $0.24 per common share on May 8, 2007, $0.22 per common share on January 8, 2007, $0.21 per common share on November 9, 2006, $0.18 per common share on August 7, 2006, $0.18 per common share on May 9, 2006, $0.18 per common share on February 7, 2006 and of $0.21 per share on November 2, 2005.  The aggregate amount of all such dividends paid was $41,522,174; an additional $9,128,334 is scheduled to be paid on or about June 18, 2008, and, an additional $130,500 will be paid if and when unvested restricted incentive stock awards vest.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk, containership and multipurpose carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for drybulk carrier, containership and multipurpose vessel capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main reasons for the resurgence in drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last five years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, the first half of 2005 and again in late 2006 and 2007, absorbing additional tonnage especially in the drybulk market.

The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of April 1, 2008, the global drybulk carrier orderbook amounted to approximately 236.1 million dwt, or about 59.5% of the existing fleet, with more than half of the vessels on the orderbook expected to be delivered within 30 months.  Containership orderbook (including multipurpose vessels) amounted to approximately 6.8 million teu, or about 55.5% of the existing fleet with most vessels, again, expected to be delivered within 30 months.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. However, due to recent strength in the drybulk and container shipping industry, the average age at which the vessels are scrapped has increased; during 2004, 2005, 2006 and 2007,  the majority of the handysize and handymax bulkers and feedership, handysize and intermediate size containerships that were scrapped were in excess of 30 years of age.  Panamax drybulk carriers were scrapped at an average age of 29 years over 2004, 2005, 2006 and 2007.

E.	Off-balance Sheet Arrangements

As of December 31, 2007 we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2007:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$81,590,000	$25,575,000	$26,900,000	$11,960,000	$17,155,000
Interest Payment (1)	$12,575,594	$3,920,299	$4,956,358	$2,464,925	$1,234,013
Vessel Management fees (2)	$29,224,447	$5,449,815	$11,478,537	$12,096,295	—
Other Management fees (3)	$5,898,712	$1,100,000	$2,316,848	$2,481,865	—

(1)       Assuming the amortization of the loan described above and an estimated average effective interest rate of about 5.45%, 5.42%, 5.37% and 5.31% for the four periods, respectively, based on an underlying assumption for LIBOR of 4.50%.

(2)       Refers to our obligation for management fees of 630 Euros per day per vessel (approximately $995) for the fifteen vessels owned by Euroseas at December 31, 2007 under our five-year management contract under our Master Management Agreement, which expires on December 31, 2012.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed approximately at 1.58 USD/Euro).

(3)       Refers to our obligation for management fees of $1,100,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1st, 2009 on, we have assumed an inflation rate of 3.5% per year.

G.        Safe Harbor

See section “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas Dr. Anastasios Aslidis Aristides P. Pittas Stephania Karmiri Panagiotis Kyriakopoulos George Skarvelis George Taniskidis Gerald Turner	49 48 56 40 47 47 47 60	Chairman, President and CEO; Class A Director CFO and Treasurer; Class A Director Vice Chairman; Class A Director Secretary Class B Director Class B Director Class C Director Class C Director

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

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 19 years of experience in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft’s services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from Massachusetts Institute of Technology.

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

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Gerald Turner has been a member of our Board of Directors since our inception on May 5, 2005. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W. Payne Hellas (member of the Sedgwik group).

Family Relationships

Aristides P. Pittas is the cousin of Aristides J. Pittas, our CEO.

B.	Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005 we entered into a written services agreement with Eurobulk where we pay $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company. As of October 1, 2006, these services are now provided to us under our master management agreement with Eurobulk. Under this master management agreement, as amended in July 2007 and February 2008, that includes the provision of the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros and Mrs. Stephania Karmiri, and, our internal auditor, we pay Eurobulk $1,100,000 per year starting January 1, 2008, before bonuses, for the provision of these services, adjusted annually every January 1st for Greek inflation. In 2005, 2006 and 2007 we paid $250,000, $508,750 and $608,750, respectively.

Director Compensation

Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.

Directors who are not our employees, do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $10,000, plus $2,500 for attending the quarterly meeting of the Board of Directors, plus an additional retainer of $5,000, if serving as Chairman of the Audit Committee.

All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Equity Incentive Plan

In August 2006, we adopted an equity incentive plan which entitles our Board of Directors to grant to our directors, officers and key employees awards in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the plan are 600,000 shares of Common Stock. The plan is administered by our Board of Directors. The plan does not have any set term. However, the Board of Directors may not grant any incentive stock options after the tenth anniversary of the adoption of the Plan.  This plan was terminated and replaced by a substantially similar plan in October 2007 that entitles our Board of Directors to grant awards under the plan to directors, officers and key employees of the Company and its affiliates.

On December 18, 2007, the Board of Directors awarded 135,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which vested on December 20, 2007 and the remainder will vest on December 15, 2008.  On February 7, 2008, the Board of Directors awarded 150,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which will vest of August 7, 2008 and the remainder on August 7, 2009. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The term of our Class A directors expires in 2008. The term of our Class B directors expires in 2009 and the term of our Class C directors expires in 2010.

Audit Committee

We currently have an audit committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and audit committee “financial expert” as such term is defined under SEC regulations), Mr. Gerald Turner and Mr. George Taniskidis. Our Board of Directors does not have separate compensation or nominations committees, and instead, the entire Board of Directors performs those responsibilities.

Code of Ethics

We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under “Corporate Governance.”

Corporate Governance

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices followed by us in lieu of NASDAQ’s corporate governance rules are described below.

•
We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.

•
In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

•
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

•
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

•
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

•
In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•
The Board of Directors adopted a new equity incentive plan which replaced the existing equity incentive plan. Shareholder approval was not necessary to terminate the original equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Market reflecting this event.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

D.	Employees

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the salaries of our CEO, CFO, CAO, internal auditor and Secretary.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel.  As of December 31, 2007, approximately 135 officers and 225 crew members served on board the vessels in our fleet.

E.	Share Ownership

The following table sets forth certain information the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group as of April 30, 2008.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock

Friends Investment Company Inc.(2)	9,418,056	31.1%
Aristides J. Pittas(3)	70,000	*
George Skarvelis(4)	10,000	*
George Taniskidis(5)	10,000	*
Gerald Turner(6)	10,000	*
Panagiotis Kyriakopoulos(7)	10,000	*
Aristides P. Pittas(8)	20,000	*
Anastasios Aslidis(9)	45,000	*
Stephania Karmiri(10)	—	*
All directors and officers and 5% owners as a group	9,593,056	31.3%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 9,418,056 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Does not include 1,130,167 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Also does not include 50,000 shares of common stock held of record by Eurobulk Marine Holdings, Inc. (“Eurobulk Marine”), by virtue of Mr. Pittas’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on August 11, 2008, 15,000 shares vesting on December 15, 2008 and 20,000 shares vesting on August 11, 2009.

(4)
Does not include 499,156 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis’ ownership interest in Friends. Also does not include 22,084 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Skarvelis’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(5)
Does not include 9,418 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis’ ownership in Friends. Also does not include 416 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Taniskidis’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(6)
Does not include 133,737 shares of common stock held of record by Friends, by virtue of Mr. Turner’s ownership interest in Friends. Also does not include 5,916 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Turner’s ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(7)
Does not include 56,508 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos’ ownership in Friends. Also does not include 2,500 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Kyriakopoulos’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(8)
Does not include 772,281 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Also does not include 34,166 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Pittas’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on August 11, 2008, 5,000 shares vesting on December 15, 2008 and 5,000 shares vesting on August 11, 2009.

(9)	Includes 12,500 shares vesting on August 11, 2008, 10,000 shares vesting on December 15, 2008 and 12,500 shares vesting on August 11, 2009.

(10)
Does not include 1,884 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri’s ownership in Friends. Also does not include 83 shares of common stock held of record by Eurobulk Marine, by virtue of Mrs. Karmiri’s ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See section 6(B) of this annual report, “Directors, Senior Management and Employees—Compensation.”

Options

No options were granted during the fiscal year ended December 31, 2007. There are currently no options outstanding to acquire any of our shares.

Warrants

In connection with our Private Placement in August 2005, we issued warrants to purchase 585,589 shares of our common stock. The warrants have a five year term and an exercise price of $10.80 per share.

During 2007, 248,463 of the above warrants were exercised; an additional 166,667 warrants were exercised in February 2008. As of April 30, 2008, there are 170,459 warrants outstanding. We do not currently have any other outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 30, 2008 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock

Friends Investment Company Inc.(2)	9,418,056	31.1%
Aristides J. Pittas(3)	70,000	*
George Skarvelis(4)	10,000	*
George Taniskidis(5)	10,000	*
Gerald Turner(6)	10,000	*
Panagiotis Kyriakopoulos(7)	10,000	*
Aristides P. Pittas(8)	20,000	*
Anastasios Aslidis(9)	45,000	*
Stephania Karmiri(10)	—	*
All directors and officers and 5% owners as a group	9,593,056	31.3%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 9,418,056 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Does not include 1,130,167 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Also does not include 50,000 shares of common stock held of record by Eurobulk Marine Holdings, Inc. (“Eurobulk Marine”), by virtue of Mr. Pittas’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on August 11, 2008, 15,000 shares vesting on December 15, 2008 and 20,000 shares vesting on August 11, 2009.

(4)
Does not include 499,156 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis’ ownership interest in Friends. Also does not include 22,084 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Skarvelis’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(5)
Does not include 9,418 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis’ ownership in Friends. Also does not include 416 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Taniskidis’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(6)
Does not include 133,737 shares of common stock held of record by Friends, by virtue of Mr. Turner’s ownership interest in Friends. Also does not include 5,916 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Turner’s ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(7)
Does not include 56,508 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos’ ownership in Friends. Also does not include 2,500 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Kyriakopoulos’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2008, 2,500 shares vesting on December 15, 2008 and 2,500 shares vesting on August 11, 2009.

(8)
Does not include 772,281 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Also does not include 34,166 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Pittas’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on August 11, 2008, 5,000 shares vesting on December 15, 2008 and 5,000 shares vesting on August 11, 2009.

(9)	Includes 12,500 shares vesting on August 11, 2008, 10,000 shares vesting on December 15, 2008 and 12,500 shares vesting on August 11, 2009.

(10)
Does not include 1,884 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri’s ownership in Friends. Also does not include 83 shares of common stock held of record by Eurobulk Marine, by virtue of Mrs. Karmiri’s ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

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

Our master management agreement with Eurobulk is effective as of January 1, 2008 and has an initial term of 5 years until December 31, 2012. The master management agreement cannot be terminated by Eurobulk without cause or under the other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This master management agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the master management agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk. In addition, upon expiration of the current ship management agreements between Eurobulk and each vessel-owing subsidiary, such subsidiaries will enter into new ship management agreements with Eurobulk that terminate contemporaneously with the master management agreement. Under the master management agreement we pay Eurobulk a fixed cost of $1,100,000 annually, adjusted for Greek inflation every January 1st, and a per ship per day cost of €630 as of April 30, 2008 (or $995.40 based on $1.58/euro exchange rate) adjusted annually for inflation (every January 1st). Eurobulk has received fees for management and executive compensation expenses of $1,722,800, $1,972,252, $2,161,856, $2,775,339  and $4,277,887 for years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel purchase or sale price. We will pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart has received chartering and vessel sale commissions of $286,605, $604,717, $536,180, $588,149 and $1,177,916 for years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively.  Eurochart also received 1% commission for vessel acquisitions from the sellers of the vessels that we acquired.

More Maritime Agencies Inc. are crewing agents and Sentinel Marine Services Inc. are insurance brokering companies and affiliates to whom we will pay a fee of $50 per crew member per month and a commission on premium not exceeding 5%, respectively.

Aristides J. Pittas, Euroseas’ President, Chief Executive Officer and Chairman, has provided personal guarantees for some of Euroseas’ debts. Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, both of which are our affiliates.

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

Eurobulk, Friends Investment Company Inc. and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership which any of them may consider for acquisition in the future. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a drybulk vessel or containership which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas use his best efforts to cause that any entity with respect to which he directly or indirectly controls to grant us this right of first refusal.

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

Dividend Policy

Our policy is to declare regular quarterly dividends to shareholders from our net profits each February, May, August and November in amounts the Board of Directors may from time to time determine are appropriate. Our intention is to pay a minimum quarterly dividend of $0.30 per common share for 2008. The exact timing and amount of dividend payments will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels. However, we do not believe that the acquisition of vessels to our fleet will impact our dividend policy of paying quarterly dividends to our shareholders out of our net profits. We believe that the addition of vessels to our fleet in the future should enable us to pay a higher dividend per share than we would otherwise be able to pay without additional vessels since such additional vessels should increase our earnings. However, we cannot give any current estimate of what dividends may be in the future since any such dividend amounts will depend upon the amount of revenues those vessels are able to generate and the costs incurred in operating such vessels.

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

Euroseas paid $1,200,000, $26,962,500, $46,875,223 (consisting of $30,175,223 of dividends and $16,700,000 as return of capital), $9,465,082 and $20,278,538 in 2003, 2004, 2005, 2006 and 2007, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company. Since our Private Placement in August 2005, we declared and paid dividends of $2,650,223 for the third quarter of 2005, $2,271,620 for each of the fourth quarter of 2005, first quarter of 2006 and second quarter of 2006, $2,650,223 for the third quarter of 2006, $2,776,433 for the fourth quarter of 2006, $4,409,321 for the first quarter of 2007, $6,052,064 for the second quarter of 2007, $7,040,717 for the third quarter of 2007 and $9, 128,334 for the fourth quarter of 2007 (an additional $65,250 dividend for the fourth quarter of 2007 will be paid if and when unvested incentive stock awards vest).. The most recent dividend was declared and paid in 2008.  A dividend declared for the first quarter of 2008 is scheduled to be paid in June 2008 (see Item 8.B(d) below).

B.	Significant Changes

After December 31, 2007, the following significant events occurred:

a)      On February 7, 2008, the Board of Directors declared a cash dividend of $0.30 per Euroseas Ltd. common share.  Such cash dividend was paid on or about March 14, 2008 to the holders of record of Euroseas Ltd. common shares as of March 4, 2008.

b)      On February 7, 2008, the Board of Directors granted a stock incentive award of 150,000 shares to directors, officers and key persons, 50% of which will vest on August 7, 2008 and the remaining 50% on August 7, 2009.

c)      On February 7, 2008, the Board of Directors approved the Amended Master Management Agreement with Eurobulk Ltd. under which the annual part of the management fee to Eurobulk Ltd. is increased to $1.1 million as of January 1, 2008 while the daily management fee per vessel will remain at Euro 630 for 2008 as Eurobulk Ltd. agreed to forgo the scheduled - as of February 1, 2008 - inflation increase. Both components of the management fee are scheduled to be adjusted for inflation on January 1 of each year.

d)      On May 8, 2008, the Board of Directors declared a cash dividend of $0.31 per share of Euroseas Ltd. common stock.  Such cash dividend will be paid on or about June 18, 2008 to the holders of record of Euroseas Ltd. common stock as of June 6, 2008.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The trading market for shares of our common stock is the NASDAQ Global Select Market, on which our shares trade under the symbol "ESEA". The following table sets forth the high and low closing prices for shares of our common stock since our listing originally in the OTCBB (under symbols ESEAF.OB and EUSEF.OB), since January 31, 2007 on the NASDAQ Global Market and since January 1, 2008 on the NASDAQ Global Select Market.  The prices below have been adjusted for the reverse 1-for-3 common stock split that was effected on October 6, 2006.

Period	Low	High
2006	6.70	18.93
2nd quarter 2006	8.82	18.93
3rd quarter 2006	8.55	9.15
4th quarter 2006	6.70	9.00

2007	7.00	20.79
1st quarter 2007	7.00	10.00
2nd quarter 2007	10.35	15.75
3rd quarter 2007	11.80	16.91
4th quarter 2007	11.75	20.79
November 2007	13.30	18.89
December 2007	11.75	14.63

2008	9.60	14.79
1st quarter 2008	9.60	14.08
January 2008	9.60	12.37
February 2008	10.98	14.02
March 2008	11.12	14.08
April 2008	12.32	14.79
May 2008*	13.83	14.73

* Through May 9, 2008

B.	Plan of Distribution

Not Applicable.

C.	Markets

The trading market for shares of our common stock is the NASDAQ Global Select Market, on which our shares trade under the symbol "ESEA".  Our shares began trading on the NASDAQ Global Market on January 31, 2007 and on the NASDAQ Global Select Market on January 1, 2008.  Prior to such date, our shares traded on the OTCBB under the symbol “ESEAF.OB” until October 5, 2006 and then under the symbol “EUSEF.OB” until January 30, 2007.

D.	Selling Shareholders

Not Applicable.

E.	Dilution
Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Incorporation, as amended, and Bylaws

We refer you to the Section of our F-1 Registration Statement (File No. 333-129145) entitled “Description of Euroseas Securities” and Exhibits 3.1 (Articles of Incorporation) and 3.2 (Bylaws) thereto as filed on October 20, 2005 with the SEC and to the Section of our F-1 Registration Statement (File No. 333-138780) entitled “Description of Capital Stock” and Exhibit 3.3 (Amendment to Articles of Incorporation) thereto as filed on November 16, 2006 with the SEC, incorporated by reference herein.

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

The following is a discussion of the material Marshall Islands and United States federal income tax considerations applicable to us and U.S. Holders and Non-U.S. Holders, each as discussed below, of our common stock.  The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

United States Federal Income Tax

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in “Business” above and assumes that we conduct our business as described in that section. References in the following discussion to “we” and “us” are to Euroseas and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either

•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the 50% Ownership Test for our 2007 taxable year and we intend to take this position on our United States federal income tax return. For the 2008 taxable year and each taxable year thereafter, we anticipate that we will satisfy the Publicly-Traded Test.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S. source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•
substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income are or will be “effectively connected” with the conduct of a U.S. trade or business.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common stock is listed), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our stock became listed on the NASDAQ Global Select Market were not eligible for these preferential rates.  Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.- source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (i) would generally be required to treat any gain on sales of our shares held by him as ordinary income and pay an interest charge on the value of the deferral of their U.S. federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us.

The above results may be eliminated if a “mark-to-market” election or “qualified electing fund” election is available and a U.S. validly makes such an election.  If a U.S. Holder makes a “qualified electing fund” election, then generally, in lieu of the foregoing treatment, our earnings would be currently included in the U.S. Holder’s gross income.  If a “mark-to-market” election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income.

 United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

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

Interest Rate Fluctuation Risk

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. In 2007, we did not use and currently we do not have financial instruments such as interest rate swaps to manage the impact of interest rate changes on earnings and cash flows and increasing interest rates could adversely impact future earnings.

As at December 31, 2007, we had $81.59 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 1.60%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period to December 31, 2007 by approximately $773,000 assuming the same debt profile throughout the year.

In March of 2004, we entered into an interest rate swap agreement on a notional amount of $5.00 million. Under this swap agreement, we receive interest based on the 3-month LIBOR rate and we pay based on 1.10% fixed rate if the 1-year LIBOR remains below 4.02%: otherwise we pay the 1-year LIBOR rate. This agreement was terminated in October 2005.

The following table sets forth the sensitivity of loans in U.S. dollars to a 100 basis points increase in LIBOR during the next five years:

Year Ended December 31,	Amount in $
2008	717,000
2009	513,000
2010	399,000
2011	262,000
2012 and thereafter	427,000

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry’s functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 35% of our vessel operating expenses in 2007 in currencies other than U.S. dollars.  In addition, our management fee is denominated in euros (590 euros in 2005 and during January 2006, 610 euros since February 1, 2006 and 630 euros per vessel per day since of February 1, 2007), and, certain general and administrative expenses (about 8.5% in 2007) were in euros. At December 31, 2007, approximately 35% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange losses for the year to December 31, 2007 were $7,824.

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

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2007. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective, as of December 31, 2007.

(b)     Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the issuer’s principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

(c)  Report of Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou, Sofianos and Cambanis S.A., or Deloitte., an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2007, has issued the following attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2007:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd and Subsidiaries

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated May 8, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 8, 2008

(d)      Changes in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to the SEC rules.  Mr. Panos Kyriakopoulos serves as the chairman of our Audit Committee with Mr. Gerald Turner and Mr. George Taniskidis as members.

Item 16B.       Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.euroseas.gr under "Corporate Governance".

Item 16C.       Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2007 (dollars in thousands)	2006 (dollars in thousands)
Audit Fees	$750	$388
Further assurance / audit related fees	_	_
Tax fees	_	_
Other fees / expenses	3	3
Total	$753	$391

In 2007, audit fees relate to regular audit services and audit of our internal controls and services required for follow-on common stock offerings.  For those services our principal auditors charged us $750,000 of fees plus $2,698 of expenses.  In 2006, audit fees relate to audit services provided in connection to a post-effective amendment to our prior F-1 filing related to our private placement of August 2005, our F-1 filing related to our follow-on offering initially filed in November 2006 and the audit of our consolidated financial statements.  For these services our principal auditors charged us $388,000 of fees plus $3,000 of expenses.

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

The following financial statements set forth on pages F-1 through F-5 are filed as part of this annual report.

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
4.
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

4.6	Form of Standard Ship Management Agreement(1)
4.7	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.8	Form of Current Time Charter(1)
4.9	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007(7)
4.10	Loan Agreement between Salina Shipping Corp., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated December 28, 2005(3)
4.11	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of USD$8,250,000 dated June 30, 2006(4)
4.12	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated August 30, 2006(4)
4.13	Euroseas 2006 Equity Incentive Plan(5)
4.14	Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of USD$20,000,000 dated November 14, 2006(5)
4.15	Form of Right of First Refusal(6)
4.16	Form of Advisory Agreement(6)
4.17	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$10,000,000 dated June 7, 2007(7)
4.18	Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$15,000,000 dated October 29, 2007(7)
8.1	Subsidiaries of the Registrant(7)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(7)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(7)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(7)
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(7)

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company’s Amendment No. 2 to Registration Statement (File No. 333-129145) on January 19, 2006.
(4)	Filed as an Exhibit to the Company’s Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(5)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-138780) on November 16, 2006.
(6)	Filed as an Exhibit to the Company’s Amendment No. 1 to Registration Statement (File No. 333-138780) on January 10, 2007.
(7)	Filed herewith.

68

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

EUROSEAS LTD
(Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO
Date: May 12, 2008

SK 02558 0005 876685 v5

Euroseas Ltd. and Subsidiaries
Consolidated financial statements
December 31, 2006 and 2007

 Index to consolidated financial statements

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Income for the Years Ended
December 31, 2005, 2006 and 2007	F-4

Consolidated Statements of Shareholders’ Equity for the Years Ended
December 31, 2005, 2006 and 2007	F-5

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2005, 2006 and 2007	F-6

Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd and Subsidiaries

We have audited the accompanying consolidated balance sheets of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 8, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 8, 2008

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2006 and 2007
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2006	2007
Assets
Current assets
Cash and cash equivalents		2,791,107	104,135,320
Trade accounts receivable		378,216	1,174,045
Other receivables		268,864	741,081
Due from related company	8	2,649,259	5,291,197
Inventories	3	716,131	1,903,678
Restricted cash		1,146,621	1,739,879
Vessel held for sale	4	1,782,840	-
Trading securities		-	2,891,658
Prepaid expenses		242,558	430,605
Total current assets		9,975,596	118,307,463

Fixed assets
Vessels, net	4	95,494,342	238,248,984
Long-term assets
Restricted cash		2,700,000	4,500,000
Deferred charges, net	5	1,291,844	5,529,870
Deferred offering expenses		500,000	-
Fair value of above market time charter acquired	7	7,543,477	4,604,514
Total long-term assets		107,529,663	252,883,368
Total assets		117,505,259	371,190,831

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	18,040,000	25,575,000
Trade accounts payable		1,034,713	3,789,764
Accrued expenses	6	1,233,185	2,043,585
Deferred revenues		1,357,501	3,774,162
Total current liabilities		21,665,399	35,182,511

Long-term liabilities
Long-term debt, net of current portion	9	56,910,000	56,015,000
Fair value of below market time charters acquired	7	918,200	8,202,972
Total long-term liabilities		57,828,200	64,217,972
Total liabilities		79,493,599	99,400,483

Commitments and contingencies	12	-	-

Shareholders’ equity
Common stock (par value $0.03, 100,000,000 shares authorized, 12,620,150 and 30,261,113 issued and outstanding)		378,605	907,834
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		18,283,767	231,147,700
Retained earnings		19,349,288	39,734,814
Total shareholders’ equity		38,011,660	271,790,348
Total liabilities and shareholders’ equity		117,505,259	371,190,831

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of income
Years ended December 31, 2005, 2006 and 2007
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2005	2006	2007

Revenues
Voyage revenue		44,523,401	42,143,361	86,104,365
Commissions	8	(2,388,349)	(1,829,534)	(4,024,032)
Net revenue		42,135,052	40,313,827	82,080,333

Operating expenses
Voyage expenses	15	670,551	1,154,738	897,463
Vessel operating expenses	15	8,610,279	10,368,817	17,240,132
Amortization of dry-docking and special survey expense and vessel depreciation	4, 5	4,208,252	7,292,838	17,963,072
Management fees	8	1,911,856	2,266,589	3,669,137
Other general and administrative expenses		420,755	1,076,884	2,656,176
Net gain on sale of vessels	4	-	(4,445,856)	(3,411,397)
Total operating expenses		15,821,693	17,714,010	39,014,583

Operating income		26,313,359	22,599,817	43,065,750

Other income/(expenses)
Interest and other financing costs		(1,495,871)	(3,398,858)	(4,850,239)
Derivative (loss)	10	(100,029)	-	-
Foreign exchange gain/(loss)		538	(1,598)	(7,824)
Unrealized gain on trading securities		-	-	98,744
Interest income		460,457	870,046	2,357,633
Other income (expenses), net		(1,134,905)	(2,530,410)	(2,401,686)

Net income		25,178,454	20,069,407	40,664,064
Earnings per share - basic	14	2.34	1.60	1.89
Weighted average number of shares outstanding during the year, basic	14	10,739,476	12,535,365	21,566,619
Earnings per share - diluted	14	2.34	1.60	1.88
Weighted average number of shares outstanding during the year, diluted	14	10,739,476	12,535,365	21,644,920

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2005, 2006 and 2007
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares	Common Stock Amount	Preferred Shares Amount	Paid - in Capital	Retained Earnings	Total
Balance, January 1, 2005		9,918,056	297,542	-	17,073,381	13,741,732	31,112,655
Net income	25,178,454					25,178,454	25,178,454
Issuance of shares, net of issuance costs		2,342,331	70,270	-	17,510,400	-	17,580,670
Dividends /return of capital declared and paid ($4.67 per share of which return of capital $1.68 per share)	-	-	-	-	(16,700,000)	(30,175,223)	(46,875,223)
Balance, December 31, 2005		12,260,387	367,812	-	17,883,781	8,744,963	26,996,556
Net income	20,069,407					20,069,407	20,069,407
Issuance of shares, net of issuance costs		359,763	10,793	-	(793)	-	10,000
Reversal of unutilized accrued offering expenses					400,779		400,779
Dividends declared and paid ($0.75 per share)			-	-		(9,465,082)	(9,465,082)
Balance, December 31, 2006		12,620,150	378,605	-	18,283,767	19,349,288	38,011,660
Net income	40,664,064					40, 664,064	40,664,064
Issuance of shares in public offerings, net of issuance costs		17,325,000	519,750	-	209,367,229	-	209,886,979
Issuance of shares for warrants exercised		248,463	7,454	-	2,675,947	-	2,683,401
Issuance of restricted shares for stock incentive award and share-based compensation		67,500	2,025	-	820,757	-	822,782
Dividends declared and paid ($1.00 per share)			-	-		(20,278,538)	(20,278,538)
Balance, December 31, 2007		30,261,113	907,834	-	231,147,700	39,734,814	271,790,348

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)
	2005	2006	2007
Cash flows from operating activities:
Net income	25,178,454	20,069,407	40,664,064
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	2,657,914	6,277,328	16,423,092
Amortization of deferred charges	1,634,082	1,090,111	1,612,696
Amortization of fair value of time charters	-	(351,369)	548,254
Gain on sale of vessels	-	(4,445,856)	(3,411,397)
Loss on derivative	100,029	-	-
Share-based compensation	-	-	822,782
Purchase of trading securities	-	-	(2,792,914)
Unrealized gain on trading securities	-	-	(98,744)
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	199,767	(332,098)	(671,888)
Prepaid expenses	121,927	(156,933)	(188,047)
Other receivables	(268,549)	37,439	(472,217)
Inventories	(68,213)	(344,440)	(1,187,547)
Increase/(decrease) in:
Due to related company	(7,638,780)	363,461	(2,641,936)
Trade accounts payable	(42,359)	197,531	1,920,051
Accrued expenses	334,874	(602,002)	1,074,809
Deferred revenue	(538,131)	(12,557)	2,292,720
Dry-docking expenses paid	(1,076,233)	(821,198)	(4,935,007)
Net cash provided by operating activities	20,594,782	20,968,824	48,958,771

Cash flows from investing activities:
Purchase of vessels	(20,821,647)	(53,830,357)	(149,502,254)
Cash paid for above-market charter acquired	-	(7,923,480)	-
Change in restricted cash	(1,011,969)	(2,765,672)	(2,393,258)
Proceeds from sale of vessels	-	9,152,494	5,223,521
Net cash (used in) investing activities	(21,833,616)	(55,367,015)	(146,671,991)

Cash flows from financing activities:
Issuance of share capital	70,270	10,000	527,204
Net proceeds from shares issued	18,632,106	-	213,692,072
Dividends paid/return of capital	(46,875,223)	(9,465,082)	(20,278,538)
Loan arrangement fees paid	(208,500)	(151,250)	(110,000)
Deferred offering expenses paid	-	(41,671)	(1,413,305)
Proceeds from long-term debts	53,200,000	43,750,000	25,000,000
Repayment of long-term debts	(18,630,000)	(17,360,000)	(18,360,000)
Net cash provided by financing activities	6,188,653	16,741,997	199,057,433

Net increase (decrease) in cash and cash equivalents	4,949,819	(17,656,194)	101,344,213
Cash and cash equivalents at beginning of year	15,497,482	20,447,301	2,791,107
Cash and cash equivalents at end of year	20,447,301	2,791,107	104,135,320
(Consolidated statements of cash flows continues in the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

(Continued)

2005	2006	2007
Cash paid for interest	1,372,957	3,081,676	4,570,773
Non cash items:
Increase in payables from dry-docking expenses	-	-	835,000
Fair value of below-market charters acquired	-	1,649,572	9,675,481
Reversal of unutilized accrued offering expenses	-	400,779	-
Deferred offering expenses	-	458,329	-

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information

Euroseas Ltd. (the “Company”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of the ship owning companies in existence at that time (see list below). On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus, becoming the sole shareholder of Euroseas Ltd.  The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests, as each ship-owning company was under the common control of the Pittas family prior to the transfer of ownership of the companies to Euroseas Ltd.  Accordingly, the accompanying consolidated financial statements have been presented as if the ship-owning companies were consolidated subsidiaries of the Company for all periods presented and using the historical carrying costs of the assets and the liabilities of the ship-owning companies in existence at that time (see list below).  All share counts are adjusted for the Company’s 1-for-3 reverse common stock split effected on October 6, 2006.

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

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provided for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares of Euroseas Ltd. common shares for each share of Cove common stock they presently own.  Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission (SEC) to register the shares issued in the merger to the Cove stockholders.

The SEC declared effective on February 3, 2006 the Company’s registration statement on Form F-4 that registered the Euroseas Ltd. common shares issued to Cove shareholders.  The SEC also declared effective on February 3, 2006 the Company’s registration statement on Form F-1 that registered the re-sale of the 2,342,331 Euroseas Ltd. common shares and 585,589 Euroseas Ltd. common shares issuable upon the exercise of the warrants issued in connection with the institutional private placement as well as 272,868 Euroseas Ltd. common shares that were issued to certain Cove shareholders as part of the merger with Cove.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information - continued

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

Euroseas Ltd. common share was approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006.  On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock.   On January 31, 2007 upon the pricing of the Company’s follow-on common stock offering of 5,750,000 shares the Euroseas Ltd. common share started trading on the NASDAQ Global Market. The total proceeds of the follow-on common stock offering, net of issuance costs of $4,122,289, amounted to $43,315,220. On June 29, 2007 the Company priced, and, on July 5, 2007 completed an additional follow-on offering of 5,750,000 shares of common stock.  The total proceeds of this follow-on offering, net of issuance costs of $4,609,428, amounted to $73,015,572. On November 6, 2007 the Company priced, and, on November 9, 2007 completed an additional follow-on offering of 5,825,000 shares of common stock. The total proceeds of this follow-on offering, net of issuance costs of $5,468,812, amounted to $93,556,187.

The operations of the vessels are managed by Eurobulk Ltd. (the “manager”), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 31.1% of the Company’s shares as of December 31, 2007.

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

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) “Ariel”, which was built in 1977 and acquired on March 5, 1993.  M/V “Ariel” was sold on February 22, 2007.

•	Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “John P”, which was built in 1981 and acquired on March 7, 1998.  M/V “John P” was sold on July 5, 2006.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information - continued

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.  M/V “Pantelis P” was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V “Gregos”, which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V “Artemis”, which was built in 1987 and acquired on November 25, 2005.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006.

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiator”, which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld”.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

1.         Basis of Presentation and General Information - continued

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Jonathan P”, which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V “Jonathan P” was renamed M/V “OEL Integrity”.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Despina P”, which was built in 1990 and acquired on August 13, 2007.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V “Tiger Bridge”, which was built in 1990 and acquired on October 4, 2007.

•	Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V “Ioanna P”, which was built in 1984 and acquired on November 1, 2007.

In addition, the accompanying consolidated financial statements include the accounts of the  ship-owning company, Silvergold Shipping Ltd., which was also managed by Eurobulk Ltd. during the periods presented.

•
Silvergold Shipping Ltd. (Silvergold) incorporated in Cyprus on May 16, 1994.  Up to June 3, 1996, Silvergold was engaged in ship owning activities, but thereafter, Silvergold’s assets and liabilities were liquidated and the remaining net assets were distributed to shareholders.  The Company remained dormant until October 10, 2000 when it acquired the 18,000 DWT Cyprus flag container carrier M/V “Widar”, which was built in 1986.  M/V “Widar” was sold on April 24, 2004. The Pittas family, the controlling shareholders of Friends Investment Company Ltd. which is the Company’s largest shareholder, also owned Silvergold and, accordingly, these accompanying financial statements also consolidated the accounts of Silvergold until May 31, 2005, when Silvergold declared a final dividend of $35,000 to its shareholders.

During the years ended December 31, 2005, 2006 and 2007, the following charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2005	2006	2007

A	5.50%	15.06%	15.07%
B	9.60%	10.40%	12.53%
C	-	-	12.10%
D	-	16.63%	7.60%
E	17.48%	12.67%	5.19%
G	26.85%	-	-
F	12.32%	-	-
H	-	5.32%	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

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

Other comprehensive income

The Company presents separately comprehensive income, if any, and its components in stockholders’ equity.  The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

Foreign currency translation

The Company’s functional currency is the U.S. dollar.  Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Restricted Cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

2.         Significant Accounting Policies - Continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  At December 31, 2005, 2006 and 2007, no provision for doubtful debts was considered necessary.

Inventories

Inventories are stated at the lower of cost and market value.  Inventories are valued using the FIFO (First-In First-Out) method. On January 1, 2007, the Company changed its accounting policy for the valuation of the inventories of lubricants to the FIFO method to more accurately value its inventories and better match revenues and expenses. Until December 31, 2006, inventories of lubricants were valued on an average cost basis; victualling inventories have always been valued using the FIFO method. The net cumulative effect of this change amounted to ($13,568) which was recorded in the vessel operating expenses. The effect on the years 2005 and 2006 is immaterial and, therefore, the Company has not retrospective applied the new accounting principle.

Vessels

Vessels are stated at cost which comprises the vessels’ contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

2.         Summary of Significant Accounting Policies - Continued

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. We generally enter into a charter agreement for the vessel’s next voyage or time charter prior to the time of discharge of the previous cargo or completion of previous time charter. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the customer, even if the vessel has discharged its cargo or completed  the previous time charter and it is sailing to the anticipated load port for its next voyage or to the port it will be delivered to the next charterer. Demurrage income, which in included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses on voyages are provided for in full at the time such losses can be estimated.

For the Company’s vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent basis in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. For vessels that simultaneously participate in spot chartering pools and cargo pools (pools of contracts of affreightment, also called, short funds; in the Company’s case, participation in cargo pools requires participation in spot chartering pools), a combined time charter equivalent revenue is provided by the operator of the vessel and cargo pools. Revenues and voyage expenses are recognized during the period services were performed, the collectability has been reasonably assured, an agreement with the pool exists and price is determinable.

Charter fees received in advance is recorded as a liability (deferred revenue) until charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses are incurred when the vessel is chartered under a voyage charter and comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees. Voyage expenses are recognized on a pro-rata basis over the estimated length of the each voyage. The impact of recognizing voyage expenses on a pro-rata basis over the length of the each voyage is not materially different on a quarterly and annually basis from a method of recognizing such expenses as incurred.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

Dry-docking and special survey expenses

Dry-docking and special survey expenses are deferred and amortized over the estimated period to the next scheduled dry-docking or special survey, which are generally two and a half years and five years, respectively.  Unamortized dry-docking and special survey expenses of vessels that are sold are written-off to income in the year of the vessel’s sale.

Pension and retirement benefit obligations – crew

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

Assets held for sale

It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.  These vessels are not depreciated once they meet the criteria to be classified as held for sale.

Impairment of long-lived assets

Impairment losses are recognized on long-lived assets used in operations when indicators of impairment are present and if the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by those assets and the asset’s carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company did not note, for all years presented, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

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

Stock incentive plan awards

Share-based compensation represents vested and nonvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and is included in “Other general and administrative expenses” in the consolidated statements of income. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered nonvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period. In addition, nonvested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

Investments

The Company classifies unrestricted publicly traded investments as trading securities and records them at fair value. For trading securities, the Company records unrealized gains or losses resulting from changes in fair value between measurement dates as a component of Gain on trading securities. Net unrealized gains and losses recognized during the reporting period on trading securities still held at the reporting date amounted to $0, $0 and $98,744 for the years ended December 31, 2005, 2006 and 2007, respectively. None of the trading securities were sold during the period. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. Upon adoption of Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), the classification of purchases of, or proceeds from, the sale of trading securities will be classified to cash flows from operating activities or cash flows from investing activities based upon the Company’s intent with respect to these securities ( see Note 2 – Recent Accounting Pronouncements).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

Derivative financial instruments

Every derivative instrument (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

For the year ended December 31, 2005, the interest rate swaps did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of income. There were no interest rate swaps for the years ended December 31, 2006 and 2007.

Earning per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding at December 31, 2007, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted net income per share gives effect to all potentially dilutive securities. The Company’s outstanding warrants and nonvested restricted shares were potentially dilutive securities during the twelve months ended December 31, 2007 (Note 14).

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

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. The Company does not expect the adoption of SFAS No. 157 to have a material impact on Company’s consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115” (SFAS No. 159”) which provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS No. 159 amends FASB Statement No. 95, “Statement of Cash Flows” (“SFAS No. 95”) and FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). SFAS No. 159 specifies that cash flows from trading securities, including securities for which an entity has elected the fair value option, should be classified in the statement of cash flows based on the nature of and purpose for which the securities were acquired. Before this amendment, SFAS No. 95 and SFAS No. 115 specified that cash flows from trading securities must be classified as cash flows from operating activities. This statement is effective for the Company beginning January 1, 2008. Upon adoption, the Company will be classifying proceeds from sales of trading securities within the statement of cash flows as an operating or investing activity based on the intention for which any securities are acquired. The Company does not expect any of the other provisions of SFAS No. 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”).  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on the Company's consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).”  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company's consolidated results of operations and financial condition.

In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Acitivities” (“SFAS No. 161”).  The new standard is intended to improve financial reporting about derivative instruments and heding activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 161 on the Company's consolidated results of operations, cash flows and financial condition.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

3.	Inventories

This consisted of the following:
	2006	2007
Lubricants	637,758	1,232,341
Victualling	78,373	145,767
Bunkers	-	525,570
Total	716,131	1,903,678

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2006	76,582,041	(24,247,144)	52,334,897
-Depreciation for the year	-	(6,277,328)	(6,277,328)
-Purchase of vessels	55,479,929	-	55,479,929
- Vessels held for sale	(6,119,713)	4,336,873	(1,782,840)
- Sale of vessels	(12,411,482)	8,151,166	(4,260,316)
Balance, December 31, 2006	113,530,775	(18,036,433)	95,494,342
-Depreciation for the year	-	(16,423,092)	(16,423,092)
-Purchase of vessels	159,177,734	-	159,177,734
Balance, December 31, 2007	272,708,509	(34,459,525)	238,248,984

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

On December 19, 2006, Searoute Maritime Ltd., a wholly-owned subsidiary of the company, signed a Memorandum of Agreement to sell M/V “Ariel”, a handysize bulk carrier of 33,712 DWT built in 1977 for a gross price of $5,350,000 with 2% sales commissions. The vessel was delivered to the buyers on February 22, 2007 resulting in a gain of approximately $3,400,000.  M/V “Ariel” is presented as “vessel held for sale” in the consolidated balance sheet as of December 31, 2006.  The vessel was already fully depreciated as of December 19, 2006 and, therefore, its classification as “vessel held for sale” had no effect on the depreciation.  The book value of M/V “Ariel” (representing its estimated salvage value) as of December 31, 2006 was $1,782,840.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

The Company, in 2006, acquired M/V “Tasman Trader”, M/V “Aristides N.P.” and M/V “YM Xingang I”.

M/V “Tasman Trader” was acquired for $10,775,000 with an existing time charter (see Note 7) below the prevailing market charter rate.  Consequently, the Company recorded M/V “Tasman Trader” at $12,091,393 consisting of the amount paid plus the present value of the below market charter rate of $1,237,072 and additional cost of acquisition amounting to $79,321.

M/V “Aristides N.P.” was acquired for $23,460,000 with an existing time charter (see Note 7) below the prevailing market charter rate.  Consequently, the Company recorded M/V “Aristides N.P.” at $23,985,752 consisting of the amount paid plus the present value of the below market charter rate of $412,500 and additional cost of acquisition of $113,252.

M/V “YM Xingang I” was acquired for $27,250,000 with an existing time charter (see Note 7) above prevailing market rates.  Consequently, the Company recorded M/V “YM Xingang I” at $19,402,784 which is calculated as the total amount paid less the present value of the above market charter rate of $7,923,480, plus additional acquisition cost of $76,264.

In 2007, the Company acquired a total of seven vessels.

On February 22, 2007, the Company took delivery of M/V “Gregos”, a 38,691 dwt bulk carrier built in 1984.  At the time of purchase, the Company assessed that the vessel’s condition would allow it to operate economically for at least 5 years and decided to use a depreciation life of 28 years for M/V “Gregos” measured from the date of vessel construction in 1984. The vessel underwent dry-docking in June 2007, and, the Company also intends to pass the vessel through its next special survey in 2009.  M/V “Gregos” was acquired for $13,100,000. The Company recorded M/V “Gregos” at $13,165,025 consisting of the amount paid plus additional cost of acquisition amounting to $65,027.

On April 12, 2007, the Company took delivery of M/V “Manolis P”, a 20,356 dwt / 1,452 teu container carrier built in 1995. M/V “Manolis P” was acquired for $19,150,000. The Company recorded M/V “Manolis P” at $19,210,275 consisting of the amount paid plus additional cost of acquisition amounting to $60,275.

On June 13, 2007, the Company took delivery of M/V “Clan Gladiator”, a 30,007 dwt / 1,742 teu container carrier built in 1992. M/V “Clan Gladiator” was acquired for $25,700,000. The Company recorded M/V “Clan Gladiator” at $25,753,439 consisting of the amount paid plus additional cost of acquisition amounting to $53,439. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld”.

On August 7, 2007, the Company took delivery of M/V “Jonathan P”, a 33,667 dwt / 1,932 teu container carrier built in 1990. M/V “Jonathan P” was acquired for $18,700,000. The Company recorded M/V “Jonathan P” at purchase at $18,791,829, consisting of the amount paid plus additional cost of acquisition amounting to $91,829, and recorded vessel improvements of $526,244. On April 16, 2008, M/V “Jonathan P” was renamed M/V “OEL Integrity”.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

On August 13, 2007, the Company took delivery of M/V “Despina P”, a 33,667 dwt / 1,932 teu container carrier built in 1990. M/V “Despina P” was acquired for $18,700,000. The Company recorded M/V “Despina P” at purchase at $18,779,334, consisting of the amount paid plus additional cost of acquisition amounting to $79,334, and recorded vessel improvements of $560,475.

On October 4, 2007, the Company took delivery of M/V “Tiger Bridge”, a 31,627 dwt / 2,228 teu container carrier built in 1990. M/V “Tiger Bridge” was acquired for $24,000,000 along with a below market charter of $16,500 per day until July 2009. The Company recorded M/V “Tiger Bridge” at $26,308,421 consisting of the amount paid plus additional cost of acquisition amounting to $44,498 plus the cost of the below market charter estimated at $2,263,923 (see Note 7).

On November 1, 2007, the Company took delivery of M/V “Ioanna P”, a 64,873 dwt bulk carrier built in 1984.  At the time of purchase, the Company assessed that the vessel’s condition would allow it to operate economically for at least 5 years and decided to use a depreciation life of 28 years for M/V “Ioanna P” measured from the date of vessel construction in 1984. The vessel underwent dry-docking in 2007, and, the Company also intends to pass the vessel through its next special survey in 2009.  M/V “Ioanna P” was acquired for $28,600,000 along with a below market time charter of $35,500 per day until July 2008. The Company recorded M/V “Ioanna P” at $36,082,695 consisting of the amount paid plus additional cost of acquisition amounting to $71,137 plus the cost of the below market charter estimated at $7,411,558 (see Note 7).

5.	Deferred Charges, net

This consisted of:
	2005	2006	2007
Balance, beginning of year	2,205,178	1,855,829	1,291,844
Additions	1,284,733	972,448	5,880,007
Amortization of dry-docking and special survey expenses	(1,550,338)	(1,015,510)	(1,539,981)
Amortization of loan arrangement fees	(83,744)	(74,601)	(72,715)
Unamortized portion of dry-docking and special survey expenses written-off upon sale of vessels	-	(446,322)	(29,285)
Balance, end of year	1,855,829	1,291,844	5,529,870

The additions of $1,284,733 in 2005 consisted of loan financing fees of $208,500 and dry-docking and special survey expenses of $1,076,233 for two vessels, M/V “Irini” and M/V “John P”. The additions of $972,448 in 2006 consisted of loan financing fees of $151,250 and dry-docking and special survey expenses of $821,198 for two vessels, M/V “Nikolaos P” and M/V “Kuo Hsiung”. The additions of $5,880,007 in 2007 consisted of loan financing fees of $110,000 and dry-docking and special survey expenses of $5,770,007 for seven vessels, M/V “Artemis”, M/V “Ninos”, M/V “Tasman Trader”, M/V “Gregos”, M/V “Manolis P”, M/V “Despina P” and M/V “OEL Integrity” (ex M/V “Jonathan P”).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses account consisted of:
	2006	2007

Accrued follow-on offering expenses	458,329	193,919
Accrued payroll expenses	72,807	152,843
Accrued interest	291,567	498,317
Accrued general and administrative expenses	199,678	503,560
Other accrued expenses	210,804	694,946
Total	1,233,185	2,043,585

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V “Tasman Trader” was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day and M/V “Aristides N.P.” was acquired on September 4, 2006 with an outstanding time charter contract terminating on November 8, 2006 with a charter rate of $19,750 per day.  These charter rates were below the market rates for equivalent time charters prevailing at the time the foregoing vessels were acquired.  The present values of the below the market charters were estimated by the Company at $1,237,072 and $412,500, respectively, and were recorded as liabilities in the consolidated balance sheets.  Net voyage revenues included $318,872 as amortization of the below market rate charters for M/V “Tasman Trader” and $412,500 for M/V “Aristides N.P.” for the year ended December 31, 2006 and $465,503 for M/V “Tasman Trade” for the year ended December 31, 2007.  The unamortized below market rate charter for M/V “Tasman Trader” was $918,200 and $452,697 and none for M/V “Aristides N.P.” as of December 31, 2006 and 2007, respectively, and is recorded as a liability in the consolidated balance sheets.

M/V “YM Xingang I” was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included a reduction of $380,003 and $2,938,963 as amortization of the above market rate charter for M/V “YM Xingang I” for the years ended December 31, 2006 and 2007, respectively. The remaining unamortized above market rate charter was $7,543,477 and $4,604,514 as of December 31, 2006 and 2007, respectively, and is recorded as a long term asset in the consolidated balance sheets.

M/V “Tiger Bridge” was acquired on October 4, 2007 with an outstanding time charter terminating on August 4, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $298,946 as amortization of the below-market rate charter for M/V “Tiger Bridge” for the year ended December 31, 2007. The remaining unamortized above market rate charter was $1,964,977 as of December 31, 2007.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - continued

M/V “Ioanna P” was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $1,626,260 as amortization of the below-market rate charter for M/V “Ioanna P” for the year ended December 31, 2007. The remaining unamortized above market rate charter was $5,785,298 as of December 31, 2007.

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Management Company”), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of Euro 590 per vessel for 2005, an average of Euro 608 for 2006 and Euro 628 for 2007 under the Company’s Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $1,911,856, $2,266,589 and $3,669,137 in 2005, 2006 and 2007, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2006 increasing the management fee by Euro 20 per vessel per day to Euro 610 and on January 31, 2007 to Euro 630 per vessel per day. Eurobulk Ltd. agreed not adjust the daily management fee for inflation in 2008.  The Company’s master management agreement with Eurobulk - effective as of October 1, 2006 and with an initial term of five years until September 30, 2011 – was amended and renewed for five years on February 7, 2008 with effect from January 1, 2008.  Future inflation adjustments will take effect on January 1.

In addition to the vessel management services, Eurobulk provides us with management services for the Company’s needs as a public company. In 2006, compensation for such services to us as a public company was $508,750, incremental to the management fee.  The Euroseas Board of Directors approved an increase of the management services fee to $700,000 per year starting July 1, 2007, resulting in total cost for such services in 2007 of $608,750.  On February 7, 2008, as part of the amended and renewed master management agreement, the Board of Directors approved a further increase to this component of the management fee to $1,100,000 per year starting on January 1, 2008 to be adjusted for inflation every January 1.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2006 and 2007, the amount due from related companies was $2,649,259 and $5,291,196, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas’ shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected drydock expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2007 this advance is estimated between $7,500,000 and $9,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., a company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for the years ended December 31, 2007 and 2006 for vessel sales were $53,500 and $96,000, respectively, incurred for the sale of M/V “Ariel” in 2007, and, sale of M/V “Pantelis P” and M/V “John P” in 2006; there were no sales of vessels in 2005. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $536,180, $492,149 and $1,124,416 in 2005, 2006 and 2007, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders’ percentage participation in these joint ventures was 48% in 2005, 78% in 2006 and 78% in 2007.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. were $219,400 and $45,277, in 2005, $60,750 and $79,495, in 2006, and, $67,900 and $117,145 in 2007, respectively.  These amounts are recorded in “Vessel operating expenses” under “Operating expenses”.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies are as follows:

Borrower		December 31, 2006	December 31, 2007
Diana Trading Limited	(a)	$4,180,000	$2,100,000
Alcinoe Shipping Limited (2006)/ Oceanpride Shipping Limited/ Searoute Maritime Ltd/ Oceanopera Shipping Ltd	(b)	3,800,000	2,600,000
Alterwall Business Inc./ Allendale Investments S.A	(c)	11,750,000	7,950,000
Salina Shipholding Corp.	(d)	12,000,000	8,500,000
Xenia International Corp	(e)	7,720,000	6,660,000
Prospero Maritime Inc.	(f)	15,500,000	13,100,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(g)	20,000,000	16,000,000
Manolis Shipping Ltd.	(h)	-	9,680,000
Trust Navigation Corp.	(i)	-	15,000,000
		74,950,000	81,590,000
Less: Current portion		(18,040,000)	(25,575,000)
Long-term portion		$56,910,000	$56,015,000

The future annual loan repayments are as follows:

To December 31:
2008	25,575,000
2009	12,450,000
2010	14,450,000
2011	6,250,000
2012	5,710,000
Thereafter	17,155,000
Total	$81,590,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
 Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

9.         Long-Term Debt - continued

(a)
This consisted of a loan amounting to $4,900,000 and $1,000,000 drawn in 2002.  The loan is payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment due in October 2008.  The interest is based on LIBOR plus 1.6% per annum.

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

The Company made two additional early repayments for a total of $3,000,000 from the sales proceeds of M/V “John P” and M/V “Pantelis P” in June 2006 and July 2006. The Company also negotiated a revised repayment schedule starting July 1, 2006, which provides for payment of $300,000 per quarter and a balloon payment of $2,000,000 payable with the final installment due in the second quarter of 2008.  After the sale of the above mentioned vessels in 2006 and the sale of M/V “Ariel” in February 2007, Oceanopera Shipping Ltd., the owner of M/V “Nikolaos P” remains the sole liable entity for this loan facility.

(c)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V “Ninos” and M/V “Kuo Hsiung” and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(d)
This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Artemis”, (ii) first assignment of earnings and insurance of M/V “Artemis”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
 (All amounts expressed in U.S. Dollars)

9.         Long-Term Debt - continued

(e)
This is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Tasman Trader”, (ii) first assignment of earnings and insurance of M/V “Tasman Trader”, (iii) a corporate guarantee of Euroseas Ltd., and, (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(f)
This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V “Aristides N.P.”, (ii) first assignment of earnings and insurance of M/V “Aristides N.P.”, (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and, (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility.

(g)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V “Gregos”, became a guarantor to the loan in March 2007. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly instalment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V “YM Xingang I”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V “Irini” also financed by the same bank.

(h)
This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. The loan is payable in thirty-two consecutive quarterly instalments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly instalment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Manolis P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2005, 2006 and 2007
 (All amounts expressed in U.S. Dollars)

9.         Long-Term Debt - continued

(i)
This is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. The loan is payable in four consecutive quarterly instalments of $1,850,000 each, the first of which is due in February 2008, followed by four consecutive quarterly instalments of $750,000 each, followed by four consecutive quarterly instalments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly instalment in November 2010. The interest is based on LIBOR plus a margin of 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Ioanna P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

In addition to the terms specific to each loan described above, all the above loans are secured with one or more of the following:

•	first priority mortgage over the respective vessels on a joint and several basis.
•	first assignment of earnings and insurance.
•	a personal guarantee of one shareholder.
•	a corporate guarantee of Euroseas Ltd.
•	a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets, additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum requirements regarding the hull ratio cover, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $3,846,621 and $6,239,879 as of December 31, 2006 and 2007, respectively, and are shown as “Restricted cash” under “Current Assets” and “Long-Term Assets” in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense for the years ended December 31, 2005, 2006 and 2007 amounted to $1,412,127, $3,324,257 and $4,777,524 respectively.  At December 31, 2007, LIBOR for the Company’s loans was on average approximately 5% and the average interest rate on our debt was approximately 6.0%.

Euroseas Ltd. and subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

10.       Derivative Financial Instruments

The losses for the period ended December 31, 2005 arose from interest rate swaps entered into in 2004 and settled in 2005 that did not meet the criteria for hedge accounting treatment.  The Company did not enter into any derivative transaction in 2006 or 2007.

11.       Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company’s ship-operations subsidiaries satisfy this particular criterion.  In addition, these Companies must be more than 50% of the value of the stock is owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the “50% Ownership Test”, or, the stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, the “Publicly-Traded Test.”. These companies also satisfied the more that “50% Ownership Test” requirement for 2005, 2006 and 2007. In addition, the management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the “Publicly-Traded Test” will be satisfied for 2008 and thereafter, but no assurance can be given that this will remain so, since continued compliance with this rule is subject to factors outside the Company’s control.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

12.	Commitments and Contingencies

(a)
There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

(b)
The distribution of the net earnings by one of the chartering pools which has one of the Company’s vessels in its pool has not yet been finalized for the year ended December 31, 2007.  The effect on the Company’s income resulting from a subsequent reallocation of pool income on the results for the year was not significant.

(c)
Future minimum time charter revenue net of commissions, based on non-cancelable time charter contracts as of December 31, 2007 will be $40.7 million for 2008, $10.9 million for 2009, $3.3 million for 2010, $3.2 million for 2011 and $0.5 million for 2012 assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional offhire day per quarter to account for any unscheduled off-hire time.

13.	Stock Incentive Plan

On July 17, 2007, the Board of Directors terminated the Company’s 2006 Stock Incentive Plan without making any awards. On October 25, 2007, the Board of Directors approved the Company’s 2007 Stock Incentive Plan (the “Plan”). The Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 shares as over the next 10 years. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.  The Board awarded 135,000 nonvested restricted shares to 12 key persons on December 18, 2007 of which 50% vested on December 20, 2007 with the remaining will vest on December 15, 2008 subject to continuous employment with the Company. Awards to officers and directors amounted to 80,000 shares; the remaining 55,000 shares were awarded to employees of Eurobulk. An additional award of 150,000 nonvested restricted shares was made to the same 12 key persons on February 7, 2008 of which 50% will vest on August 7, 2008 and 50% on August 7, 2009; awards to officers and directors amounted to 95,000 shares and the remaining 55,000 shares were awarded to employees of Eurobulk.

All nonvested restricted shares are conditional upon the grantee’s continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. As of December 31, 2007 the unvested restricted shares accrued no dividends. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

13.	Stock Incentive Plan - continued

The Company estimates the forfeitures of nonvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $822,782 for the year ended December 31, 2007.

A summary of the status of the Company’s nonvested shares as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested at January 1, 2007	-	-
Granted	135,000	$1,602,450
Vested	67,500	$801,225
Forfeited	-	-
Unvested at December 31, 2007	67,500	$801,225

As of December 31, 2007, there was $790,952 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan based on the closing stock price of $12.4 on December 31, 2007 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.956 years. The total fair value of shares vested during the year ended December 31, 2007 was $797,925 and the recognized portion of the unvested shares was $24,857.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

14.	Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	2005	2006	2007
Income:
Net income	25,178,454	20,069,407	40,664,064
Basic earnings per share:
Weighted average common shares – Outstanding	10,739,476	12,535,365	21,566,619
Basic earnings per share	2.34	1.60	1.89
Effect of dilutive securities
Warrants	-	-	78,301
Weighted average common shares – Outstanding	10,739,476	12,535,365	21,644,920
Diluted earnings per share	2.34	1.60	1.88

During the year ended December 31, 2007, 248,463 warrants were exercised for gross proceeds of $2,683,400.  As of December 31, 2007, the Company has outstanding warrants that entitle their holders to purchase 337,125 shares of common stock at an exercise price of $10.80 per share. The exercise price of then outstanding 585,589 warrants was above the average market price of the Company’s shares during the years ended December 31, 2005 and 2006. Consequently, the Company’s warrants were anti-dilutive and not included in the computation of diluted earnings per share for the years ended December 31, 2005 and 2006.

In April 2005, the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company’s operations up to that time; the Company, declared and paid dividend in the amount of $27,525,000 ($2.78 per share) and return of capital in the amount of $16,700,000 ($1.69 per share); after its private placement in August 2005, the Company declared and paid a dividend of $2,650,223 ($0.21 per share) for a total dividend / return of capital in 2005 of $46,875,223 ($4.67 per share).  In 2006 and 2007, the Company declared and paid dividends of $9,465,082 ($0.75 per share) and $20,278,535 ($1.00 per share), respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

15.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2005	2006	2007
Voyage expense
Port charges and canal dues	234,535	289,496	335,091
Bunkers	416,712	845,123	547,046
Agency fees	19,304	20,119	15,326
Total	670,551	1,154,738	897,463

Vessel operating expenses
Crew wages and related costs	4,281,680	5,132,985	8,152,303
Insurance	1,525,683	1,591,986	2,256,024
Repairs and maintenance	515,373	314,132	481,557
Lubricants	484,930	808,338	1,815,340
Spares and consumable stores	1,465,063	1,811,691	3,235,221
Professional and legal fees	23,975	31,488	74,050
Others	313,575	678,197	1,225,637
Total	8,610,279	10,368,817	17,240,132

Commission consisted of commissions charged by:

	Year ended December 31,
	2005	2006	2007
Third parties	1,852,169	1,337,385	2,799,036
Related parties (see Note 8)	536,180	492,149	1,224,996
	2,388,349	1,829,534	4,024,032

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

16.       Financial Instruments

The principal financial assets of the Company consists of cash on hand and at banks, interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as fair value hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the consolidated statements of income. The Company had derivative instruments only in 2005.

  Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

  Fair value

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. The fair value of trading securities is based on the closing price on the last day of the reporting period.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2005, 2006 and 2007
(All amounts expressed in U.S. Dollars)

17.       Subsequent Events

a)
On February 7, 2008, the Board of Directors declared a cash dividend of $0.30 per Euroseas Ltd. common share.  Such cash dividend was paid on or about March 14, 2008 to the holders of record of Euroseas Ltd. common shares as of March 4, 2008.

b)
On February 7, 2008, the Board of Directors granted a stock incentive award of 150,000 shares to directors, officers and key persons, 50% of which will vest on August 7, 2008 and the remaining 50% on August 7, 2009.

c)
On February 7, 2008, the Board of Directors approved the Amended Master Management Agreement with Eurobulk Ltd. under which the annual part of the management fee to Eurobulk Ltd. is increased to $1.1 million as of January 1, 2008 while the daily management fee per vessel will remain at Euro 630 for 2008 as Eurobulk Ltd. agreed to forgo the scheduled - as of February 1, 2008 - inflation increase. Both components of the management fee are scheduled to be adjusted for inflation on January 1 of each year.

d)
On May 8, 2008, the Board of Directors declared a cash dividend of $0.31 per Euroseas Ltd. common share.  Such cash dividend was paid on or about June 18, 2008 to the holders of record of Euroseas Ltd. common shares as of June 6, 2008.