Form 20-F
period 2008-12-31
EUROSEAS LTD.
filed 2009-05-18
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from __________________ to __________________

Commission file number 001-33283

EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi Greece
(Address of principal executive offices)
Tasos Aslidis, Tel: (908) 301-9091, Euroseas Ltd. c/o Tasos Aslidis, 11 Canterbury Lane, Watchung, NJ 07069
(Name, Telephone, E-mail and/or Facsimile, and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.03 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
30,575,611 Common shares, $0.03 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
☐ Yes ☒ No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the international Accounting Standards Board.

☐ Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

TABLE OF CONTENTS
 Page

FORWARD-LOOKING STATEMENTS

Euroseas Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk and container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage our manager's relationships and reputations in the drybulk and container shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled "Risk Factors."

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

Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to Euroseas and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.	Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The following information sets forth selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2006, 2007 and 2008 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical financial and other data presented for the years ended December 31, 2004 and 2005 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes. The historical results included below and elsewhere in this annual report are not indicative of our future performance.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials
	Year Ended December 31,
	2004	2005		2006	2007	2008
Income Statement Data
Voyage revenues	45,718,006	44,523,401		42,143,361	86,104,365	132,243,918
Commissions	(2,215,197)	(2,388,349)		(1,829,534)	(4,024,032)	(5,940,460)
Net revenue	43,502,809	42,135,052		40,313,827	82,080,333	126,303,458
Voyage expenses	(370,345)	(670,551)		(1,154,738)	(897,463)	(3,092,323)
Vessel operating expenses	(8,906,252)	(8,610,279)		(10,368,817)	(17,240,132)	(27,521,194)
Amortization drydocking and special survey expense and vessel depreciation (1)	(3,461,678)	(4,208,252)		(7,292,838)	(17,963,072)	(32,230,901)
Impairment loss	-	-		-	-	(25,113,364)
Management fees	(1,972,252)	(1,911,856)		(2,266,589)	(3,669,137)	(5,387,415)
Other general and administration expenses	-	(420,755)		(1,076,884)	(2,656,176)	(4,057,736)
Net gain on sale of vessels	2,315,477	-		4,445,856	3,411,397	-
Operating income	31,107,759	26,313,359		22,599,817	43,065,750	28,900,526
Interest and other financing costs	(708,284)	(1,495,871)		(3,398,858)	(4,850,239)	(2,930,737)
Interest income	187,069	460,457		870,046	2,357,633	3,168,501
Other income (loss)	25,221	(99,491)		(1,598)	90,920	(5,464,271)
Net income	30,611,765	25,178,454		20,069,407	40,664,064	23,674,018
Balance Sheet Data
Current assets	16,461,159	25,350,707		9,975,596	118,307,463	92,538,220
Vessels, net	34,171,164	52,334,897		95,494,342	238,248,984	231,963,606
Deferred assets and other long term assets	2,205,178	1,855,829		12,035,321	14,634,384	16,114,600
Total assets	52,837,501	79,541,433		117,505,259	371,190,831	340,616,426
Current liabilities including current portion of long term debt	13,764,846	18,414,877		21,665,399	35,182,511	21,417,515
Long term debt, including current portion	13,990,000	48,560,000		74,950,000	81,590,000	56,015,000
Total liabilities	21,724,846	52,544,877		79,493,599	99,400,483	76,387,354
Common shares outstanding (adjusted for the 1-for-3 split)	9,918,056	12,260,387		12,620,150	30,261,113	30,575,611
Share capital	297,542	367,812		378,605	907,834	917,269
Total shareholders' equity	31,112,655	26,996,556		38,011,660	271,790,348	264,229,072
Other Financial Data
Net cash provided by operating activities	34,208,693	20,594,782		20,968,824	48,958,771	74,283,741
Net cash provided by (used in) investing activities	6,756,242	(21,833,616)		(55,367,015)	(146,671,991)	(46,145,503)
Net cash provided by (used in) financing activities	(33,567,500)	6,188,653		16,741,997	199,057,433	(58,422,367)
Earnings per share, basic	3.09	2.34		1.60	1.89	0.78
Earnings per share, diluted	3.09	2.34		1.60	1.88	0.78
Dividends declared	25,435,501	30,175,223	(2)	9,465,082	20,278,538	34,664,699

Cash paid for common dividend / return of capital	26,962,500	46,875,223	(2)	9,465,082	20,278,538	34,547,949
Cash dividends / return of capital, declared per common share	2.72	4.67	(2)	0.75	1.00	1.13
Weighted average number of shares outstanding during period, basic	9,918,056	10,739,476		12,535,365	21,566,619	30,437,107
Weighted average number of shares outstanding during period, diluted	9,918,056	10,739,476		12,535,365	21,644,920	30,505,476

	2004	2005	2006	2007	2008
Other Fleet Data (3)
Number of vessels	7.31	7.10	8.09	11.48	15.61
Calendar days	2,677	2,591	2,942	4,190	5,714
Available days	2,554	2,546	2,895	3,980	5,563
Voyage days	2,542	2,508	2,864	3,969	5,451
Utilization Rate (percent)	99.5%	98.5%	98.9%	99.7%	98.0%

	(In U.S. dollars per day per vessel)
Average TCE rate (4)	17,839	17,485	14,312	21,468	23,693
Vessel Operating Expenses	3,327	3,323	3,524	4,115	4,816
Management Fees	737	738	770	875	943
G&A Expenses	-	162	366	634	710
Total Operating Expenses	4,064	4,223	4,660	5,624	6,469

(1) In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to better reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed drydocking and it was not expected to be sold until year - 2007 (m/v Ariel was sold in February 2007). In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased to 30 years (from 25 years until then) in line with industry practice and intended use of such vessels; also, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of this change was to reduce 2008 depreciation expenses by $836,200 and increase 2008 net income by the same amount.

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
(4) Time charter equivalent rate, or, "TCE rate", is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue or "TCE revenues" by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE revenues and TCE rate is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

Reconciliation of TCE revenues as reflected in the consolidated statement of income and calculation of TCE rate follow:

	2004	2005	2006	2007	2008
(In U.S. dollars except TCE rates, expressed in U.S. dollars per day and voyage days)

Voyage revenues	45,718,006	44,523,401	42,143,361	86,104,365	132,243,918
Voyage expenses	(370,345)	(670,551)	(1,154,738)	(897,463)	(3,092,323)
Time Charter Equivalent ("TCE") Revenues	45,347,661	43,852,850	40,988,623	85,206,902	129,151,595
Voyage days	2,542	2,508	2,864	3,969	5,451
Average TCE rate	17,839	17,485	14,312	21,468	23,693

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

We are an independent shipping company that operates in the drybulk, container and multipurpose shipping industry. Our profitability is dependent upon the freight rates we are able to charge. The supply of and demand for shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.

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

Charter rates for the international drybulk shipping industry reached record highs during 2004 and 2005; however, by the beginning of 2006 rates had declined. During 2006 and 2007, drybulk rates recovered and reached new historic highs in the fall of 2007 and stayed at historically high levels during the first eight months of 2008.  However, since September 2008, drybulk charter rates have fallen dramatically. At the same time, containership rates, after reaching historic highs in the middle of 2005, declined by the end of the year and remained flat for most of 2006; they further declined until the end of 2006 but steadily recovered during 2007. Containership rates remained at about the same level since the end of 2007 - below the high levels achieved in the middle of 2005 – until September 2008, when they declined to historical low rates and have remained depressed since.  Rates in drybulk or containership markets are influenced by the balance of demand for and supply of vessels and may remain depressed or further decline in the future. Rates for multipurpose vessels are influenced by both drybulk and containership market developments as multipurpose ships can carry either drybulk or containerized cargo.

Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates we can charter our vessels at.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

•	supply of and demand for drybulk commodities, as well as containerized cargo;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	the location of regional and global exploration, production and manufacturing facilities;

•	availability of credit to finance international trade;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the distance drybulk and containerized commodities are to be moved by sea;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities;

•	changes in seaborne and other transportation patterns; and

•	weather.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other materials;

•	port and canal congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	vessel casualties; and

•	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk, container and multipurpose vessels and the charter rates of the corresponding markets will be dependent upon economic recovery in the United States, Europe and Japan, among others, as well as continued economic growth in China, India and the overall world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.

An over-supply of drybulk carrier and containership capacity may lead to further reductions in charter hire rates and profitability.

The market supply of drybulk carriers and especially containerships has been increasing, and the number of both the drybulk vessels and containerships on order have recently reached historic highs. The containership newbuildings are expected to continue being delivered in significant numbers over the next several years. The drybulk vessel newbuildings are expected to continue being delivered in 2009 at significantly higher rates than in 2006 and 2007, and it is anticipated that in 2010 and 2011 their delivery rate may increase even further. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. For instance, given that as of May 1, 2009, as reported by Clarkson Research Services Limited ("CRSL"), the capacity of the fully cellular worldwide container vessel fleet was approximately 12.5 million teu, with approximately 5.6 million teu, or, about 45% of the present fleet, of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. Similarly, as of May 1, 2009, as reported by CRSL, the capacity of the worldwide drybulk fleet was approximately 425.8 million dwt with another 295.3 million dwt, or about 69% of the present fleet, of additional capacity on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a reduction occurs upon the expiration or termination of our drybulk carriers' and containerships' current charters, such as during 2009 or 2010 when the charters under which at least six of our containerships are currently deployed expire, we may only be able to recharter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all.  In fact, as of May 1, 2009, we have not been able to re-charter three of our containership vessels that completed their charters at profitable rates; as a result, we have laid-up three vessels.

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

In addition, we periodically re-evaluate the carrying amount and period over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement which in turn might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed market value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Furthermore, we may enter into future loans which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. Since September 2008, demand for the services of our vessels has declined, due amongst other factors, to the credit crisis and the world economic slowdown. As a result, a further negative change in economic conditions in any Asia Pacific country, particularly in China, may have a significant adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any continued weakness in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Although about half of our vessels are currently under time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be adversely affected.

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

Although the United States of America is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the "CLC"), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended and the Regulations for the Prevention of Air Pollution from Ships to the International Convention for the Prevention of Pollution from Ships (as modified in 1978 and 1997), including Annex VI thereto. Under these conventions, a vessel's registered owner is strictly liable for pollution damage, including air pollution, caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

Increased inspection procedures and tighter import and export controls and new security regulations could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, U.S. authorities have increased container inspection rates. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners.

Rising fuel prices may adversely affect our profits.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices have been at historically high levels for most of 2008, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). However, any increase in the price of fuel may adversely affect our profitability, especially if such increase is combined with lower drybulk and containership rates.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants in our loan agreements.

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

Crew costs are a significant operating expense for many of our shipping operations. Crewing costs have reached recent highs and may continue at such rates. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including supply and demand and the wages paid by other shipping companies. Crew costs were at high levels in 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels until September 2008. Since then, shipping rates have declined significantly and crew salaries have remained unchanged. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

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

Terrorist attacks such as the attacks on the United States of America on September 11, 2001, on London, England on July 7, 2005, on Mumbai, India in December 2008 and the response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition and costs.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the NASDAQ Global Select Market to decline.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results which could affect the amount of dividends that we may pay to our shareholders from time to time. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends, it could materially affect our operating results in the future.

Maritime claimants could attach our assets under United States Supplemental Admiralty Rule B ("Rule B"), which could interrupt our financial condition, cash flows and results of operations.

It is possible that we could be sued and the plaintiff could use Rule B to attach our assets located in the United States.  Rule B provides that where a defendant is not "found" for jurisdictional purposes within the United States federal district in which a Rule B action is commenced, a plaintiff with a valid maritime claim can, ex parte, attach or garnish the defendant's tangible or intangible property located in such federal district.  Certain United States' courts have broadly defined what constitutes a maritime claim and this exposes defendants to a greater risk of attachment.  Under Rule B, the property sought to be attached must be in the possession of the garnishee (such as a bank) and recently certain United States' courts have held that this can include Electronic Funds Transfers, or EFTs, passing through an intermediary money center bank (a substantial number of which are in the Southern District of New York), on their way to or from overseas financial institutions.

While we do not maintain an office or own property located in the United States, it is possible that our assets could be attached by a plaintiff pursuant to Rule B while passing through the United States.  In particular, we frequently transact business in United States Dollars and attachments of EFTs passing through New York may unexpectedly freeze funds transfers to or from us.  Attachments of our assets under Rule B could have a material adverse effect on our financial condition, cash flows and results of operations.

According to rulings by certain United States' courts, it may be possible to prevent Rule B attachments in the Southern District of New York by registering with the Secretary of State of New York as a foreign corporation licensed to do business in the State of New York and appointing an agent for service of process in the Southern District.  However, after consideration, we have decided not to pursue such course of action.  We may decide in the future to both register with the New York Secretary of State as a foreign corporation licensed to do business in New York and appoint an agent for service of process in the Southern District of New York and this may add certain costs to our operations.

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

As of May 1, 2009, Friends Investment Company Inc. owns approximately 33.3% of our outstanding shares of common stock, which may limit your ability to influence our actions.

As of May 1, 2009 Friends Investment Company Inc., or "Friends", our largest shareholder, owns approximately 33.3% of the outstanding shares of our common stock. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain NASDAQ corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of NASDAQ's corporate governance rules, we refer you to the section of this annual report entitled "Board Practices—Corporate Governance" under Item 6.

We and our principal officers have affiliations with Eurobulk that could create conflicts of interest detrimental to us.

Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk currently manages one vessel other than those owned by Euroseas, and to date has managed only vessels where the Pittas family was a minority shareholder, but never any vessel which had no Pittas family participation at all. However, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have controlling, little or even no power or participation and where conflicts such as those described above may arise. Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

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

We may not be able to pay dividends.

We currently intend to pay quarterly dividends to holders of our common stock, when, as and if declared by our Board of Directors. Our last dividend of $0.10 per share was declared in February 2009 for the results of the fourth quarter of 2008.  However, we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

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

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. When vessel prices are low, charter rates are also low and any vessel acquisition might require additional investment to cover shortfalls from operations until rates recover. In addition, growing any business by acquisition – especially if acquiring entire companies -   presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) maintaining and obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, and (3) integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

We have incurred secured debt under loan agreements for our vessels and currently expect to incur additional secured debt in connection with our acquisition of other vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing on terms that are acceptable to us or at all. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2008, we had total bank debt of approximately $56.02 million. As of March 31, 2009, we had repaid $3.20 million of our total bank debt and assumed $20.00 million in new debt to finance two vessel acquisitions (of which $10.00 million was drawn in April 2009), leaving us with total bank debt of $72.82 million. Our debt repayment schedule as of December 31, 2008 and of the new debt requires us to repay $29.25 million over the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operations, cash flows and our ability to implement our business strategy.

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

We will not be able to take advantage of potentially favorable opportunities in the current spot market with respect to vessels employed on time charters.

As of May 1, 2009, nine of the 16 vessels in our fleet are employed under time charters with remaining terms ranging between three months and 35 months.  The percentage of our fleet that is under time charter contracts or short term spot contracts, or that is otherwise protected from market fluctuations (via Forward Freight Agreement, or FFA, contracts) represents approximately 70% of our vessel capacity in 2009.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. As of May 1, 2009, three of our containerships are laid-up.

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

We might have technical difficulties and face unexpected costs when re-activating vessels we put in lay-up.

As of May 1, 2009, three of our vessels are laid-up. Also if the current poor containership and multipurpose markets continue,  it is likely that as our containership and multipurpose vessels complete their current charters, they will have difficulties finding employment and they may be laid-up too. We expect to reactivate any vessels we lay up when markets improve but we may face technical and operational problems in doing so that may result in higher than expected re-activation costs.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of May 1, 2009 the average age of our fleet was approximately 17 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charterparty agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except currently for m/v YM Xingang I), which covers business interruptions that result in the loss of use of a vessel. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

Our international operations expose us to risks of terrorism and piracy that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and early 2009, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia.  If our vessels are the targets of such incidents, this could result in loss or damage of our vessels and a loss of operating revenue. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  Furthermore, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the other rules and regulations of the Commission, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

Derivatives contracts margin requirements might restrict all our funds and significantly affect our operations.

FFA contracts and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA contract is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. We have entered in several derivatives contracts, an interest rate swap as well as a number of FFA contracts, and we may enter in new ones that require us to post margin if the contract move against our positions. We may not have enough funds to cover such margin requirements and as a result our ability to operate our vessels may be significantly curtailed, we may be forced to close the contracts at a loss, we may be forced to sell some or all of our assets.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but our ship manager, Eurobulk, incurs approximately 35% of vessel operating expenses and we incur management fees and some general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2008, approximately 44% of our revenues derived from five charterers. During 2007, approximately 53% of our revenues derived from five charterers. During 2006, approximately 60% of our revenues derived from five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this annual report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this annual report under Item 10 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Legislation has previously been proposed in the United States which would prevent dividends on our shares from qualifying for certain preferential rates for U.S. federal income tax purposes.

"Qualified dividend income" derived by non-corporate U.S. shareholders that are subject to U.S. federal income tax is currently through 2010 subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market, the NASDAQ Global Select Market or the NASDAQ Global Market and we do not and have not qualified as a "passive foreign investment company" for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the shareholder are satisfied) for treatment as qualified dividend income. In a previous session of the U.S. Congress, legislation was introduced which would have made it unlikely that such distributions on our shares would be eligible for such treatment. Under current law, the provisions relating the "qualified dividend income" are scheduled to expire on December 31, 2010.  However, the Obama Administration's recent budget proposal would make the treatment of qualified dividend income permanent, but increase the maximum rate of tax on such income to 20%.

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

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act").  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

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

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;

•	changes in sales or earnings estimates or publication of research reports by analysts;

•	shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry;

•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, strategic alliances or restructurings;

•	changes in government and other regulatory developments;

•	additions or departures of key personnel;

•	general market conditions and the state of the securities markets; and

•	domestic and international economic, market and currency factors unrelated to our performance.

The international drybulk and container shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for drybulk and container shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.  Our shares may trade at prices lower than you originally paid for such shares.

The market price of our common stock has recently, at times, dropped below $5.00 per share, and the last reported sale price on the Nasdaq Global Select Market on May 15, 2009 was $5.29 per share. If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

In addition, under the rules of the Nasdaq Stock Market, listed companies have historically been required to maintain a share price of at least $1.00 per share and if the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. In light of recently deteriorating market conditions, under a rule change recently approved by the Securities and Exchange Commission, the Nasdaq Stock Market has temporarily suspended the minimum share price requirement through April 19, 2009. Following the expiration of the suspension, in the event that our share price declines below $1.00 for a period of 30 consecutive business days, we may be required to take action, such as a reverse stock split, in order to comply with Nasdaq rules that may be in effect at the time.

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

In 2007, we issued a total of 17,325,000 new shares as part of our three common stock offerings. Additionally, 248,463 and 171,998 shares were issued upon the exercise of our warrants in 2007, and, in 2008, respectively. In addition, as of May 1, 2009, 144,913 warrants remain outstanding.  Friends, our largest shareholder, and Eurobulk Marine, Inc., our affiliate, have registered for resale all of their shares owned as of July 2, 2008 under our registration statement that was declared effective on July 2, 2008 which has resulted in these shares becoming freely tradable without restriction under the Securities Act.

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

Euroseas Ltd. is a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of May 1, 2009, our fleet consisted of five drybulk carriers, comprised of three Panamax, one Handymax and one Handysize drybulk carriers, ten containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 296,479 deadweight tons, or dwt, and of the ten containerships is 273,687 dwt and 17,877 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Three of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the three vessels (and of four additional vessels that have since been sold) transferred their shares in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased fourteen additional vessels since June 2005, of which we sold one in January 2009.

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

Our shares originally traded on the OTCBB under the symbol ESEAF.OB until October 5, 2006 and EUSEF.OB from October 6, 2006 to January 30, 2007.  Our shares have traded on the NASDAQ Global Market under the symbol ESEA since January 31, 2007 and on the NASDAQ Global Select Market since January 1, 2008.

Our executive offices are located at 40 Ag. Konstantinou Ave., 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

B.	Business Overview

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) multipurpose vessels that can carry either drybulk cargoes or containers.  Please see information in the section "Our Fleet", below. During 2004, 2005, 2006, 2007 and 2008 we had a fleet utilization of 99.5%, 98.5%, 98.9%, 99.7% and 98.0%, respectively, our vessels achieved daily time charter equivalent rates of $17,839, $17,485, $14,313, $21,468 and $23,693, respectively, and we generated revenues of  $45.72 million, $44.52 million, $42.14 million, $86.10 million and $132.24 million, respectively.

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

Our Fleet

As of May 15, 2009, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
ELENI P	Panamax	72,119		1997	Spot 'til late May-09 Expected TC 'til late May-10	$15,350
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Jan-10	$12,350
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	5	296,479

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC 'til Mar-12	$9,500 'til Dec-10, $9,000 'til Mar-12

Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC 'til Aug-11 (3 annual options 'til Aug-14)	$16,800 'til Aug 11 $18,735 'til Aug 12 $19,240 'til Aug 13 $19,750 'til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC 'til Mar-10	$7,500
ARTEMIS	Intermediate	29,693	2,098	1987	Laid-up
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex- OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC 'til Oct-09 'til Oct-10 (owner's option)	$12,000 $10,000 (owner's option)
YM XINGANG I	Handy size	23,596	1,599	1993	TC 'til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Oct-09	$15,800

NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	TC 'til Dec-09 (option 'til Jun-10)	$4,100 'til Jun-09 $3,850 'til Jun-10
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	592,734	18,827

(*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk area.
(**) "Monica P" is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the drybulk area.

We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose markets by targeting primarily mid-age vessels at the time of purchase under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. Presently, seven of our containerships, our multipurpose vessel and one of our panamax bulkers are employed under time charters. One of our other panamax vessel, m/v Irini, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area. Our handymax vessel is employed in the Bulkhandling pool, also managed by Klaveness.  In addition, our third panamax vessel and our handysize vessel are currently operating in the spot market.

As of May 1, 2009, approximately 70% of our ship capacity days in 2009 accounting for fixed spot employment in the first and second quarter of the year, and approximately 43% of our ship capacity days in 2010, are under time charter contracts or protected from market fluctuations (via FFA contracts).

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

Our Master Management Agreement with Eurobulk is effective as of February 7, 2008 and has an initial term of 5 years until February 6, 2013. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobulk.

In exchange for providing us with the services described above, we pay Eurobulk 655 euros per vessel per day adjusted annually for inflation.

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

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 18 years during 2008, our total vessel operating expenses, including management fees and general and administrative expenses were $6,469 per day for the year ended December 31, 2008. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures. For the year ended December 31, 2008, our fleet utilization was 98.0% and since 2003 our utilization rate has averaged around of 99.0%.

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

•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and developments present themselves. We continue to be focused on purchasing well-maintained secondhand vessels, which should provide a significant value proposition given the depressed price levels that exist currently. However, we will also consider purchasing newbuildings or newbuilding resales if the value proposition exists at the time. Furthermore, as part of our fleet renewal, we will continue to sell certain vessels when we believe it is in the best interests of the Company and our shareholders.

•
Maintain Balanced Employment.  We intend to strategically employ our fleet between time and spot charters. We actively pursue time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also use FFA contracts – as a substitute for time charter employment - to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of May 1, 2009, on the basis of our fixed spot and existing time charters and FFA contracts, approximately 70% of our vessel capacity in 2009 and approximately 43% in 2010 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.

•
Operate a Fleet in Two Sectors. While remaining focused on the dry cargo segment of the shipping industry, we intend to continue to develop a diversified fleet of drybulk carriers and containerships of up to Panamax size. A diversified drybulk fleet profile will allow us to better serve our customers in both major and minor drybulk trades, as well as to reduce any dependency on any one cargo, trade route or customer. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply that has occurred with larger containerships. A diversified fleet, in addition to enhancing the stability of our cash flows, will also help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates.

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2008 plus the repayment schedule of $20.00 million of new debt that we assumed in early 2009 call for a reduction of more than 38% of our debt by the end of 2010. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and continue pay dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Klaveness (Baumarine shipping pool), Sinochart, Cheng Lie, Yang Ming Lines and Italia Maritima. We are a relationship driven company, and our top five customers in 2008 include three of our top five customers from 2007  (Sinochart, Klaveness and Yang Ming Lines). Our top five customers accounted for approximately 44% of our total revenues in 2008, 53% of our total revenues in 2007 and 60% of our total revenues in 2006. In 2008, our largest five customers, Sinochart, Klaveness, ICI, Yang Ming Lines, and Italia Maritima, accounted for 13.80%, 8.8%, 7.9%, 7.3% and 6.3% of our total revenues, respectively.

	Year ended December 31,
Charterer	2006	2007	2008

A	-	12.10%	13.80%
B	15.06%	15.07%	8.81%
C	-	-	7.88%
D	10.40%	12.53%	7.27%
E	-	-	6.25%
F	16.63%	7.60%	5.14%
G	12.67%	5.19%	4.38%
H	5.32%	-	-

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

There are four main classes of drybulk carriers — Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight ton ("dwt") capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Capesize vessels.

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

Environmental Regulation – International Maritime Organization ("IMO")

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships, or MARPOL Convention, to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our vessel manager has informed us that a plan to conform with the Annex VI regulations is in place and we believe we are in substantial compliance with Annex VI.

Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards.

On October 9, 2008, the United States ratified the amended Annex VI to the MARPOL Convention, which went into effect on January 8, 2009. The U.S. Environmental Protection Agency, or EPA, and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow. If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

In March 2006, the IMO amended Annex I to the MARPOL Convention, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007.  The new regulation will apply to various ships delivered on or after August 1, 2010.  It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced.

The operation of our vessels is also affected by the requirements set forth in the IMO's ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or management company to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels is ISM Code-certified. However, we may not be able to maintain such certification indefinitely.

Environmental Regulation – The United States of America Oil Pollution Act of 1990 ("OPA")

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

OPA requires shipowners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility for non-tank vessels in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, liability limit of $300 per gross ton. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009.  In addition, on September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability for non-tank vessels that would further increase the limits to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years.  The U.S. Coast Guard is currently soliciting comments on the proposal.  Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We currently comply, and intend to comply in the future, with all applicable state regulations in the ports where our vessels call.

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

Currently, under EPA regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. Under the Court's ruling, shipowners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by the EPA or face penalties. The EPA appealed the District Court's decision, and the Ninth Circuit Court of Appeals affirmed the decision on July 23, 2008.

In response to the invalidation and removal of the EPA's vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel's complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

In addition, pursuant to §401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

Environmental Regulation – The United States of America Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are generally not subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment.Our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the California Attorney General and a coalition of environmental groups in October 2007 petitioned the EPA to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Environmental Regulation – Other Environmental Initiatives

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

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

At the international level, the IMO adopted an International Convention for the control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention"). The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until

12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA"), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems ("AIS"), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 ("MTSA"), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea ("SOLAS") created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems ("AIS"), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

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

The following table lists the next drydocking and special survey for the vessels in our current fleet.

Vessel	Next	Type

TASMAN TRADER	June 2010	Special Survey
NINOS	July 2010	Special Survey
ARTEMIS	April 2010	Drydocking
YM XINGANG I	February 2011	Drydocking
ARISTIDES N.P.	February 2011	Drydocking
KUO HSIUNG	April 2011	Drydocking
IRINI	June 2011	Drydocking
GREGOS	July 2009	Special Survey
MANOLIS P	April 2010	Special Survey
OEL TRANSWORLD	April 2010	Drydocking
DESPINA P	January 2011	Special Survey
JONATHAN P	December 2010	Special Survey
TIGER BRIDGE	November 2010	Special Survey
MAERSK NOUMEA	August 2009	Intermediate Survey
MONICA P	February 2011	Drydocking
ELENI P	October 2009	Drydocking
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

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Our vessels are subject to mortgages. Specifically:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 dwt drybulk carrier motor vessel Ariel, which was built in 1977 and acquired on March 5, 1993. Ariel was sold on February 22, 2007.

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 dwt drybulk carrier motor vessel Nikolaos P, which was built in 1984 and acquired on July 22, 1996. The vessel was sold on February 12, 2009.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 dwt drybulk carrier motor vessel John P, which was built in 1981 and acquired on March 7, 1998. John P was sold on July 5, 2006.

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 dwt drybulk carrier motor vessel Pantelis P, which was built in 1981 and acquired on June 4, 1997. Pantelis P was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 dwt Cyprus flag drybulk motor vessel Gregos, which was built in 1984.  On June 13, 2007, m/v Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

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

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 dwt drybulk carrier motor vessel Irini, which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 dwt container carrier motor vessel Artemis, which was built in 1987 and acquired on November 25, 2005.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 dwt / 950 teu multipurpose motor vessel Tasman Trader, which was built in 1990 and acquired on April 27, 2006.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 dwt drybulk motor vessel Aristides N.P., which was built in 1993 and acquired on September 4, 2006.

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

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 dwt / 1,932 teu container carrier motor vessel Jonathan P, which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, motor vessel Jonathan P was renamed to OEL Intergrity;  OEL Intergrity was renamed back to Jonathan P on March 5, 2009.

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

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 dwt drybulk carrier motor vessel Ioanna P, which was built in 1984 and acquired on November 1, 2007. The vessel was sold on January 12, 2009.

•
Noumea Shipping Ltd, incorporated in Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container vessel motor vessel Maersk Noumea, which was built in 2001 and acquired on May 22, 2008.

•
Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 dwt drybulk carrier motor vessel Monica P, which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 dwt drybulk carrier motor vessel Eleni P, which was built in 1997 and acquired on March 6, 2009.

As of December 31, 2008, our vessels, m/v Ninos and m/v Kuo Hsiung, were collateral for a loan with an outstanding balance of $5,500,000.  Our vessel, m/v Artemis, was collateral for a loan with an outstanding amount of $5,000,000. Our vessel, m/v Tasman Trader, was collateral for a loan with an outstanding balance of $5,600,000.  Our vessel, m/v Aristides N.P., was collateral for a loan with an outstanding balance of $11,275,000.  Our vessels, m/v YM Xingang I, m/v Gregos and m/v Irini, were collateral for a loan with an outstanding balance of $12,000,000. Our vessel, m/v Manolis P, was collateral for a loan with an outstanding amount of $9,040,000. Our vessels, m/v Ioanna P and m/v Tiger Bridge, were collateral for a loan with an outstanding amount of $7,600,000.  On January 19, 2009 we took a loan of $10,000,000 to partly finance the acquisition of m/v Monica P and such vessel is collateral thereunder.  Similarly, on April 30, 2009 we drew a loan of $10,000,000 to partly finance the acquisition of m/v Eleni P and such vessel is collateral thereunder.

Item 4A. Unresolved Staff Comments

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

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of May 1, 2009, our fleet consisted of five drybulk carriers, comprised of three Panamax, one Handymax and one Handysize drybulk carriers, ten containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 296,479 deadweight tons, or dwt, and of the ten containerships is 273,687 dwt and 17,877 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment.  As of May 1, 2009, two of our vessels participated in shipping pools. We also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues.

Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.  Vessels operating in pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation of the pool. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels), however we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria.  Containerships are employed almost exclusively on time charter contracts.  We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow, as well as, sale opportunities of certain of our vessels.

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

Basis of Presentation and General Information

We use the following measures to describe our financial performances:

Voyage revenues. Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, spot charters and in pools and other factors affecting charter rates in both the drybulk carrier and containership markets.

Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, one of our affiliates, plus additional commission of usually up to 5% to other brokers involved in the transaction. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel bought or sold by it on our behalf.

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

Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee, as of May 1, 2009, is 655 Euros per vessel per day and is payable monthly in advance adjusted annually for inflation on January 1st.

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

Amortization of deferred drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include: actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels. Commencing January 1, 2006, we revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented.  Starting January 1, 2009, we changed the method of accounting for drydocking and special survey expenses to the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.

Interest expense. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period it is accrued. Loan costs are amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.

Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of our directors' and officers' travel-related expenses. General and administrative expenses increased once we became a public company due to the duties typically associated with public companies. We acquire executive services, our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, through Eurobulk as part of our Master Management Agreement.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts.  Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk, containership and multipurpose vessel market, the availability of purchase candidates, available employment and our general assessment of economic prospects for the sectors in which we operate.

Results from Operations

Year ended December 31, 2008 compared year ended December 31, 2007.

Voyage revenues. Voyage revenues for the period were $132.24 million, up 53.6% compared to the same period in 2007 during which voyage revenues amounted to $86.10 million. This increase was primarily due to the higher charter rates our vessels achieved in 2008 as compared to 2007, especially in the drybulk market, and to the larger fleet we operated. In 2008, we operated an average of 15.61 vessels, a 36.0% increase over the average of 11.48 vessels we operated during 2007. Our fleet of 15.61 vessels had throughout the period 113 unscheduled off-hire days and 151 days of scheduled off-hire for the drydocking of five vessels, generating an average TCE rate per vessel of  $23,693 per day compared to $21,468 per day per vessel for the same period in 2007.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Shipping rates in the first nine months of 2008 were on average stronger compared to the first nine months of 2007, but rates fell by more than 90% in the last three months of the year and were significantly weaker than the last three months of 2007. Our vessels that operated in the spot market or came off time charter contracts and had to be rechartered were negatively influenced by the depressed market levels during the fourth quarter of 2008.

Commissions. Commissions for the period were $5.94 million. At 4.49% of voyage revenues, commissions were slightly lower than in 2007;  for the year ended December 31, 2007, commissions amounted to $4.02 million, or 4.67% of voyage revenues. The main reason for this reduction is that voyage revenues in 2008 include a larger contribution from the amortization of the fair value of below market charters (a $6.14 million increase in 2008 as compared to a $0.55 million reduction in 2007) against which no commission is charged.

Voyage expenses. Voyage expenses for the year were $3.09 million related to expenses for certain voyage charters. For the year ended December 31, 2007, voyage expenses amounted to $0.90 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (2.3% and 1.0% in 2008 and 2007, respectively) of voyage revenues; in 2008, we had more voyage charters than in 2007 which resulted in higher voyage expenses.

Vessel operating expenses. Vessel operating expenses were $27.52 million in 2008 compared to $17.24 million for 2007.  This difference was due to the higher average number of vessels we operated in 2008, specifically, an average of 15.61 vessels in 2008 compared to 11.48 vessels in 2007. Daily vessel operating expenses per vessel increased between the two periods to $4,816 per day in 2008 compared to $4,115 per day in 2007, a 17.0% increase, reflecting primarily higher crew and lubricant costs and higher exchange rate of the euro and other currencies with respect to the U.S. dollar.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2008, Eurobulk charged us 630 Euros per day per vessel totalling $5.39 million for the period, or $943 per day per vessel. In 2007, management fees amounted to $3.67 million, or $875 per day per vessel based on the daily rate per vessel of 628 Euros.  The increase on a per day basis is solely due to the higher Euro exchange rate in 2008 as compared to 2007.  The increase in the management fees paid in 2008 also resulted from an increase in the average number of vessels we owned during the period; in 2008, we owned 15.61 vessels compared to an average of 11.48 vessels we owned during 2007.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2008, we had a total of $4.06 million of general and administrative expenses as compared to $2.66 million in 2007.  The increase is mainly due to higher incentive non-cash compensation of approximately $0.80 million in 2008 for incentives awards given to certain officers, directors and other key persons  as well as higher management fees we paid to Eurobulk for executive services of approximately $0.49 million in 2008; the remaining increase of approximately $0.11 million is due to various other miscellaneous expenses.

Amortization of drydocking and special survey expense, vessel depreciation. Amortization and depreciation for the period was $32.23 million. This consists of $28.28 million of depreciation and $3.95 million of amortization of deferred drydocking expenditures. Comparatively, depreciation and amortization for the same period in 2007 amounted to $16.42 million and $1.54 million, respectively, for a total of $17.96 million. Depreciation in 2008 was higher than in 2007 because of the higher average number of vessels and also because full year depreciation was charged for vessels bought in 2007 and depreciation for one vessel bought in 2008. Amortization in 2008 is also higher than the same period in 2007 due to five vessels that underwent drydocking or special survey during 2008 plus the full effect of the amortization of the seven vessels that underwent drydocking or special survey in 2007.

Impairment loss. This is an impairment loss for two vessels classified as held for sale as of December 31, 2008. The impairment loss of $25.11 million represents the excess carrying values of the vessels over their fair value which was calculated based on the agreed sale prices of the vessels less the cost to sell them.  There was no impairment for any other vessel in 2008, as the undiscounted cash flow test performed as of December 31, 2008 determined that the carrying amounts of our vessels held for use were recoverable. In 2007, there were no events or changes in circumstances indicating that the carrying amount of any vessels may not be recoverable and as a result no impairment was assessed.

Net gain or loss from vessel sales. There was no vessel sale in 2008 compared to one vessel sold in 2007 for a gain of $3.41 million.

Interest and other financing costs, net. Interest and other financing income, net for the period were $0.24 million. Of this amount, $2.93 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $3.17 million of interest income during the period. Comparatively, during the same period in 2007, net interest and finance costs amounted to $2.49 million, comprised of $4.85 million of interest incurred and loan fees and offset by $2.36 million of interest income. Interest incurred and loan fees were lower in 2008 due to the lower loan amount outstanding as a result of no new loans being assumed in 2008 and the repayment of loans outstanding as of December 31, 2007.   Interest income was higher in 2008 due to the uninvested proceeds from the follow-on common stock offering of November 2007; of the net proceeds of the that offering amounting to approximately $93.55 million, only $43.58 million was invested for the acquisition of m/v Maersk Noumea with the rest producing interest income.  Interest income in 2007 was also the result of the above and two additional follow-on common stock offerings earlier in 2007 the proceeds of which were invested by November 2007 and as a result produced lower interest income.

Investments and Foreign Exchange Gains or Losses. In 2008, we had a $7,888 foreign exchange gain compared to a $7,824 foreign exchange loss in 2007. In 2008, we had a realized gain from investments in trading securities of $81,193 and an unrealized loss of $2.39 million, as the share price of the securities we held declined by about 75% during 2008, compared to an unrealized gain from investments in trading securities of $98,744 in 2007.  Our investments in trading securities produced $0.32 million in dividend income in 2008; we had no dividend income in 2007.

Derivatives losses. In 2008, we had a realized loss of $77,105 from an interest rate swap contract that we entered in July 2008. We had unrealized losses of $3.40 million, net, from the same interest rate swap and six Forward Freight Agreement ("FFA") contracts that we entered into in December 2008 since the market moved against our positions under the interest rate swap and most of the FFA contracts during the remainder of the year.  Specifically, interest 5-year swap rates declined since July 2008, and the drybulk market FFA contract rates for 2009 and 2010 increased during December 2008 resulting in unrealized losses of $2.18 million and $1.22 million, net, respectively.  In 2007, we had no derivative contracts.

Net income. As a result of the above, net income for the year ended on December 31, 2008 was $23.67 million compared to $40.66 million for the same period in 2007, representing an decrease of 41.8%.

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

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to range from 25 to 30 years from date of initial delivery from the shipyard. We believe that the 25 to 30 year range of depreciable life is consistent with that of other ship owners. As of December 31, 2006, one of our vessels had already reached an age of 29 years and continued to be employed (this vessel, m/v Ariel, was sold for further trading in February 2007). Depreciation is based on cost less the estimated residual scrap value. In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per LWT to better reflect market price developments in the scrap metal market (see Item 3A Selected Consolidated Financial Data). In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased to 30 years (from 25 years until then) in line with industry practice and the intended use of such vessels; also, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge.

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. We generally enter into a charter agreement for the vessel's next voyage or time charter prior to the time of discharge of the previous cargo or completion of previous time charter. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the customer, even if the vessel has discharged its cargo or completed  the previous time charter and it is sailing to the anticipated load port for its next voyage or to the port it will be delivered to the next charterer. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses on voyages are provided for in full at the time such losses can be estimated.

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

Deferred drydock costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Up to December 31, 2008, we capitalized the costs associated with drydockings as they occurred and amortized these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking included actual costs incurred at the drydock yard, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise and the cost of hiring a third party to oversee a drydocking. These criteria were consistent with industry practice and the policy of capitalization reflected the economics and market values of the vessels. Commencing January 1, 2006, we revised our policy to exclude the cost of hiring riding crews and the cost of parts used by riding crews from amounts capitalized as drydocking cost. We have not restated any historical financial statements because we determined that the impact of such a revision is not material to our operating income and net income for any periods presented. As of January 1, 2009, the Company elected to change the method of accounting for drydocking and special survey expenses to the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.

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

Impairment of long-lived assets

We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

The Company did not note for 2006 and 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade.   Since the end of the third quarter of 2008, the charter rates in the drybulk and containership market have declined significantly and vessel values must have also declined (there have been scarce transactions to document that) both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These are conditions that the Company considers to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2008. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value.   This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs  and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.  The Company determined that the carrying amounts of its vessels held for use were recoverable.  The Company recorded an impairment loss for two of its vessels that are classified as held for sale as of December 31, 2008. The impairment loss for these assets was measured on the basis of their fair market value as per the agreed sale price less cost to sell them and estimated at $25,113,364. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Income".

Our impairment test exercise is highly sensitive on variances in the time charter rates, fleet effective utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long term charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

Stock incentive plan awards

We include share-based compensation in "Other general and administrative expenses" in the consolidated statements of income. Share-based compensation  represents vested and nonvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered nonvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period. In addition, nonvested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service.

Investments

We classify unrestricted publicly traded investments as trading securities and record them at fair value. For trading securities, the Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Gain (loss) on investments". In accordance with SFAS No. 157 "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the SFAS No. 157 hierarchy (see Note 16)). The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Derivative financial instruments

We record every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized in other comprehensive impact or earnings depending whether specific hedge accounting criteria are met at the inception of the hedge in accordance with SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities".

For the year ended December 31, 2008, the interest rate swaps and the Freight Forward Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of income. There were no interest rate swaps or FFA contracts for the year ended December 31, 2007.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. The Company has evaluated the potential impact from the adoption of SFAS No. 157 on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In February 2008, the FASB issued FASB Staff Position ("FSP") FASB 157-2 "Effective Date of FASB Statement No. 157" ("FSP FASB 157-2"). FSP FASB 157-2, which was effective upon issuance, delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. FSP FASB 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP. The Company has evaluated the potential impact from the adoption of FSP FASB 157-2 on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115" (SFAS No. 159") which provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS No. 159 amends FASB Statement No. 95, "Statement of Cash Flows" ("SFAS No. 95") and FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 159 specifies that cash flows from trading securities, including securities for which an entity has elected the fair value option, should be classified in the statement of cash flows based on the nature of and purpose for which the securities were acquired. Before this amendment, SFAS No. 95 and SFAS No. 115 specified that cash flows from trading securities must be classified as cash flows from operating activities. This statement is effective for the Company beginning January 1, 2008. Upon adoption, the Company will be classifying proceeds from sales of trading securities within the statement of cash flows as an operating or investing activity based on the intention for which any securities are acquired. The Company elected not to adopt any fair value options offered by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)").  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company has evaluated the potential impact from the adoption of SFAS No. 141(R) on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 ("SFAS No. 160")."  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company has evaluated the potential impact from the adoption of SFAS No. 160 on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161").  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  SFAS No. 161 only requires additional disclosures about derivatives, and as such, it will have no effect on the Company's consolidated results of operations, cash flows and financial condition and concluded that the effect is not material.

In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This statement is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company has evaluated the potential impact from the adoption of SFAS No. 162 on the Company's consolidated results of operations, cash flows and financial condition and concluded that the effect is not material.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). This Staff Position states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share ("EPS") pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of this Staff Position. Early application is not permitted. We do not expect the adoption of this accounting guidance to impact our EPS.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our follow-on common stock offering in November 2007, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward.  In our opinion our working capital is sufficient for our present requirements.

Cash Flows

As of December 31, 2008, we had a cash balance of $73.85 million, funds due from a related company of $4.68 million and $6.98 million of restricted cash and cash in restricted retention accounts. Amounts due from such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Amounts due from such related company mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  The amount of $4.68 million due from such related company as of December 31, 2008 therefore consists entirely of such deposits. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $71.89 million including the current portion of long term debt which was $12.45 million as of December 31, 2008. All of the $34.66 million dividend declared was paid as of December 31, 2008, except for $0.12 million that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and proceeds from our November 2007 follow-on common stock offering.

Net cash from operating activities.

Our net cash from operating activities for 2008 was $74.28 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net income for the period was $23.61 million, which was increased by $33.07 million of depreciation and amortization and $25.11 million impairment loss amongst other adjustments. In 2007, net cash flow from operating activities was $48.96 million based on a contribution of net income of $40.66 million reduced by a gain of $3.41 million from the sale of m/v Ariel and increased by $18.03 million of depreciation and amortization amongst other adjustments.

Net cash from investing activities.

In 2008, we purchased one vessel for $43.58 million and advanced $1.82 million as a deposit for the purchase of another vessel that was completed in January 2009; also, we had to increase the restricted cash and the cash we had in retention accounts by $0.74 million. In 2007, we purchased seven vessels for a total cash outflow of $149.50 million, we received proceeds of $5.22 million from the sale of m/v Ariel, and we had to put in retention accounts and increase restricted cash by $2.39 million to satisfy requirements of our new loan facilities for a total of funds used in investment activities of $146.67 million.  It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash used in financing activities.

In 2008, net cash used in financing activities amounted to $58.42 million. These funds consisted primarily of $34.55 million of dividends paid and $25.58 million of loan repayments. We also had proceeds from shares issued $1.81 million and paid $0.11 million for stock offering expenses. In 2007, net cash provided by financing activities amounted to $199.06 million. This is accounted for by the $214.22 million raised in three follow-on common stock offerings (after underwriter discounts) and via outstanding warrants exercised. This amount was reduced by $20.28 million of dividends, $1.41 million of offering expenses and $0.11 million of loan arrangement fees paid and further increased by net borrowings of $6.64 million.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. We did not draw any new loans in 2008.

As of December 31, 2008, we had seven outstanding loans with a combined outstanding balance of $56.02 million. These loans have maturity dates between 2010 and 2015. Our long-term debt as of December 31, 2008 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2008 is provided in Note 9 of our attached financial statements. In 2009, we plan to repay approximately $12.45 million of the above debt. In January and April of 2009, we drew two additional loans of $10.00 million each to partly finance our acquisition of m/v Monica P and m/v Eleni P.  A description of these loans is provided below in "Item 8 – Financial Information, B  - Significant Changes".

The loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash.  Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. We are not in default of any credit facility covenant as of December 31, 2008.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our most recent vessel acquisitions consist of one handymax drybulk carrier, m/v Monica P, which was delivered to us in January 2009, and a panamax drybulk carrier, m/v Eleni P, which was delivered to us in March 2009. In 2008, we acquired one containership, m/v Maersk Noumea, which was delivered to us in May 2008. We financed m/v Maersk Noumea with 100% equity.  We financed m/v Monica P and m/v Eleni P with equity and a $10.00 million loan each.  Of our seven acquisitions during 2007, four were financed with 100% equity while the remaining three were financed with equity and debt.

Five of our vessels in our operating fleet underwent scheduled drydocking or special survey in 2008. In 2009, three additional vessels are scheduled to undergo a special survey, intermediate survey or drydocking. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

On February 6, 2009, the Company announced the declaration of its fourteenth consecutive dividend since its private placement in August 2005.  This dividend of $0.10 per share of common stock was paid on or about March 20, 2009 to all shareholders of record as of March 12, 2009.  This follows the Company's prior dividend declarations of $0.20 per share of common stock on November 12, 2008, $0.32 per share of common stock on August 5, 2008, $0.31 per share of common stock on May 8, 2008, $0.30 per share of common stock, on February 7, 2008, $0.29 per share of common stock on October 16, 2007, $0.25 per share of common stock on July 17, 2007, $0.24 per share of common stock on May 8, 2007, $0.22 per share of common stock on January 8, 2007, $0.21 per share of common stock on November 9, 2006, $0.18 per share of common stock on August 7, 2006, $0.18 per share of common stock on May 9, 2006, $0.18 per share of common stock on February 7, 2006 and $0.21 per share of common stock on November 2, 2005.  The aggregate amount of all such dividends paid was $70.02 million; an additional $0.12 million will be paid if and when unvested restricted incentive stock awards vest.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk, containership and multipurpose carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for drybulk carrier, containership and multipurpose vessel capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main reasons for the resurgence in drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last five years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, the first half of 2005 and again in late 2006, 2007 and most of 2008, absorbing additional tonnage especially in the drybulk market. During the last three months of 2008 and the first three months of 2009, drybulk and containerized trade was severely affected by the world economic slowdown and the lack of bank credit to finance trade.

The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  Based on CRSL, as of May 1, 2009, the global drybulk carrier orderbook amounted to approximately 295.3 million dwt, or about 69.4% of the existing fleet, with more than half of the vessels on the orderbook scheduled to be delivered by the end of 2010, however, there is increasing indication that the credit crisis, the significant slowdown of the economies and decline of the shipping markets might result in a substantial number of orderbook cancellations.  Containership orderbook (including multipurpose vessels) amounted to approximately 6.09 million teu, or about 44.5% of the existing fleet with most vessels, again, expected to be delivered in 2009 and 2010.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007,  and the first nine months of 2008 the majority of the handysize and handymax bulkers and feedership, handysize and intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly (especially of drybulk carriers) and the average age decreased since the beginning of the October of 2008 when shipping rates declined significantly.  Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of May 1, 2009, approximately 70% of our ship capacity days in 2009, including fixed spot employment in the first and second quarter of the year, and approximately 43% of our ship capacity days in 2010, are under time charter contracts or protected from market fluctuations (via FFA contracts).

E.	Off-balance Sheet Arrangements

As of December 31, 2008 we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2008:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt (1)	$56,015,000	$12,450,000	$20,700,000	$17,025,000	$5,840,000
Interest Payments (2)	$8,659,501	$2,700,378	$3,667,833	$1,981,210	$310,080
Vessel Management fees (3)	$13,885,151	$4,967,651	$6,560,425	$2,173,016	$184,059
Other Management fees (4)	$4,980,957	$1,150,000	$2,422,159	$1,408,798	—
Derivative contracts (5)	$1,239,833	$296,558	$943,275	—	—

(1)     Two additional loans of $10 million each were drawn in January and April 2009 to partly finance the acquisition of vessels m/v Monica P and m/v Eleni P. These loans have margins of 2.50-2.70% over LIBOR and are to be repaid in 5 years with a $5.00 million and $4.60 million balloon payment, respectively (see "Item 8B – Significant Changes" below).

(2)     Assuming the amortization of the loans as of December 31, 2008 described above and an estimated average effective interest rate of about 3.86%, 3.90%, 3.85% and 3.80% p.a. for the four periods, respectively, based on an underlying assumption for LIBOR of 3.00% p.a. Also includes our obligation to make payments required as of December 31, 2008 under our interest rate swap agreement. We have assumed forward LIBOR rates of 1.27%, 1.65%, 2.33%, 2.55% and 2.70% for years 1 to 5, respectively, based on the LIBOR yield curve as of December 31, 2008 to estimate our payments under the interest rate swap agreement (see Item 11).

(3)     Refers to our obligation for management fees of 655 Euros per day per vessel (approximately $851.50) for the sixteen vessels owned by Euroseas as of December 31, 2008 under the initial five-year management contract each shipowning company signs with Eurobulk when a vessel is acquired; the rate of these agreements is set in the Master Management Agreement which expires on February 6, 2013.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed approximately at 1.30 USD/Euro). We have used the delivery date of m/v Ioanna P to its buyers and the delivery date of m/v Monica P to our subsidiary, Saf-Concord Shipping Ltd., as both sale and purchase agreements were signed before December 31, 2008 (January 12, 2009 and January 19, 2009, respectively).

(4)     Refers to our obligation for management fees of $1,150,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2010 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on February 6, 2013.

(5)     Refers to our obligation to make payments required as of December 31, 2008 under our six FFA contracts. We have used the FFA rates as of December 31, 2008 to estimate the payments required under our FFA contracts (see Item 11).

G.           Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	49	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	49	CFO and Treasurer; Class A Director
Aristides P. Pittas	57	Vice Chairman; Class A Director
Stephania Karmiri	41	Secretary
Panagiotis Kyriakopoulos	48	Class B Director
George Skarvelis	48	Class B Director
George Taniskidis	48	Class C Director
Gerald Turner	61	Class C Director

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle - Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than

20 years of experience in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft's services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from Massachusetts Institute of Technology.

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

Stephania Karmiri has been our Secretary since our inception on May 5, 2005. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, our affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.

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

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we paid $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. Under this Master Management Agreement, as amended in July 2007 and February 2008, for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros and Mrs. Stephania Karmiri, and, our internal auditor, we pay Eurobulk $1,100,000 per year starting January 1, 2008, before bonuses, adjusted annually every January 1st for Greek inflation. On January 1, 2009, the management fee for executive services was adjusted to $1,150,000 to account for inflation in Greece. In 2005, 2006, 2007 and 2008 we paid $250,000, $508,750, $608,750 and $1,100,000, respectively.

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

On December 18, 2007, the Board of Directors awarded 135,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which vested on December 20, 2007 and the remainder which vested on December 15, 2008.  On February 7, 2008, the Board of Directors awarded 150,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which vested on August 7, 2008 and the remainder which will vest on August 7, 2009. On November 12, 2008, the Board of Directors awarded 160,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which will vest on November 16, 2009 and the remainder which will vest on November 16, 2010. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The term of our Class A directors expires in 2011. The term of our Class B directors expires in 2009 and the term of our Class C directors expires in 2010.

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

•
The Board of Directors adopted an equity incentive plan in October 2007 which replaced the prior equity incentive plan. Shareholder approval was not necessary to terminate the original equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Market reflecting this event.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

D.	Employees

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the salaries of our CEO, CFO, CAO, internal auditor and Secretary.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel.  As of December 31, 2008, approximately 145 officers and 240 crew members served on board the vessels in our fleet.

E.	Share Ownership

The following table sets forth certain information the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group as of May 1, 2009.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock

Friends Investment Company Inc.(2)	10,174,117	33.3%
Aristides J. Pittas(3)	110,000	*
George Skarvelis(4)	15,000	*
George Taniskidis(5)	15,000	*
Gerald Turner(6)	15,000	*
Panagiotis Kyriakopoulos(7)	15,000	*
Aristides P. Pittas(8)	20,000	*
Anastasios Aslidis(9)	61,500	*
Stefania Karmiri (10)	—	*
Simos Pariaros (11)	5,000	*
All directors and officers and 5% owners as a group	10,430,617	34.1%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 10,174,117 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Does not include 1,282,964 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 52,542 shares of common stock held of record by Eurobulk Marine Holdings, Inc. ("Eurobulk Marine"), by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on August 11, 2009, 20,000 shares vesting on November 16, 2009 and 20,000 shares vesting on November 16, 2010.

(4)
Does not include 539,228 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Also does not include 22,083 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Skarvelis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(5)
Does not include 31,588 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Also does not include 1,294 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Taniskidis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(6)
Does not include 144,472 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Also does not include 5,917 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Turner's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(7)
Does not include 61,045 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Also does not include 2,500 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Kyriakopoulos' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(8)
Does not include 876,692 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 35,904 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on August 11, 2009, 5,000 shares vesting on November 16, 2009 and 5,000 shares vesting on November 16, 2010.

(9)	Includes 12,500 shares vesting on August 11, 2009, 12,500 shares vesting on November 16, 2009 and 12,500 shares vesting on November 16, 2010.

(10)
Does not include 2,138 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Also does not include 88 shares of common stock held of record by Eurobulk Marine, by virtue of Mrs. Karmiri's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(11)	Includes 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See section 6(B) of this annual report, "Directors, Senior Management and Employees—Compensation."

Options

No options were granted during the fiscal year ended December 31, 2008. There are currently no options outstanding to acquire any of our shares.

Warrants

In connection with our Private Placement in August 2005, we issued warrants to purchase 585,589 shares of our common stock. The warrants have a five year term and an exercise price of $10.80 per share. During 2007, 248,463 of the above warrants were exercised and an additional 192,213 warrants were exercised in 2008. As of May 1, 2009, there are 144,913 warrants outstanding. We do not currently have any other outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of May 1, 2009 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock

Friends Investment Company Inc.(2)	10,174,117	33.3%
Aristides J. Pittas(3)	110,000	*
George Skarvelis(4)	15,000	*
George Taniskidis(5)	15,000	*
Gerald Turner(6)	15,000	*
Panagiotis Kyriakopoulos(7)	15,000	*
Aristides P. Pittas(8)	20,000	*
Anastasios Aslidis(9)	61,500	*
Stefania Karmiri (10)	—	*
Simos Pariaros (11)	5,000	*
All directors and officers and 5% owners as a group	10,430,617	34.1%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 10,174,117 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Does not include 1,282,964 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 52,542 shares of common stock held of record by Eurobulk Marine Holdings, Inc. ("Eurobulk Marine"), by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on August 11, 2009, 20,000 shares vesting on November 16, 2009 and 20,000 shares vesting on November 16, 2010.

(4)
Does not include 539,228 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Also does not include 22,083 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Skarvelis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(5)
Does not include 31,588 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Also does not include 1,294 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Taniskidis' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(6)
Does not include 144,472 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Also does not include 5,917 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Turner's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(7)
Does not include 61,045 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Also does not include 2,500 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Kyriakopoulos' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on August 11, 2009, 2,500 shares vesting on November 16, 2009 and 2,500 shares vesting on November 16, 2010.

(8)
Does not include 876,692 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Also does not include 35,904 shares of common stock held of record by Eurobulk Marine, by virtue of Mr. Pittas' ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on August 11, 2009, 5,000 shares vesting on November 16, 2009 and 5,000 shares vesting on November 16, 2010.

(9)	Includes 12,500 shares vesting on August 11, 2009, 12,500 shares vesting on November 16, 2009 and 12,500 shares vesting on November 16, 2010.

(10)
Does not include 2,138 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Also does not include 88 shares of common stock held of record by Eurobulk Marine, by virtue of Mrs. Karmiri's ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(11)	Includes 2,500 shares vesting November 16, 2009 and 2,500 shares vesting on November 16, 2010.

B.	Related Party Transactions

The operations of our vessels are managed by Eurobulk, an affiliated ship management company, under a Master Management Agreement with us and separate management agreements with each shipowning company. Under our Master Management Agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services. Eurobulk also currently manages one other vessel not owned by us.

Our Master Management Agreement with Eurobulk is effective as of February 7, 2008 and has an initial term of 5 years until February 6, 2013. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk. Under the Master Management Agreement, we pay Eurobulk since January 1, 2009 a fixed cost of $1,150,000 annually, adjusted for Greek inflation every January 1st, and a per ship per day cost of €655 (or $851.50 based on $1.30/euro exchange rate) adjusted annually for inflation (every January 1st). Eurobulk has received fees for management and executive compensation expenses of $1,972,252, $2,161,856, $2,775,339, $4,277,887 and $6,487,415 for years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart has received chartering and vessel sale commissions of $604,717, $536,180, $588,149, $1,177,916 and $1,663,526 for years ended December 31, 2004, 2005, 2006, 2007 and 2008, respectively.  Eurochart also received 1% commission for vessel acquisitions we did from the sellers of the vessels that we acquired.

We engaged Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on our behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with Royal Bank of Scotland ("RBS"), until we establish our own separate FFA trading account. These six FFA contracts are for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. In January 2009, we set up our own FFA trading account with Banque de Paris – Paribas ("BNP") and subsequent FFA contracts have been entered into via this account. We intend to transfer the RBS contracts to our own account with BNP as soon as practical. We do not have any legal obligations to Eurotrade to cover any margin requirements for these contracts but we may provide such margin if required. The Company did not pay any fees to Eurotrade S.A. for these arrangements.

More Maritime Agencies Inc. are crewing agents and Sentinel Marine Services Inc. are insurance brokering companies and affiliates to whom we will pay a fee of $50 per crew member per month and a commission on premium not exceeding 5%, respectively.

Aristides J. Pittas, Euroseas' President, Chief Executive Officer and Chairman, has provided personal guarantees for some of Euroseas' debts. Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart, Eurotrade and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.  As of July 2, 2008, all of Friends' shares of Euroseas (9,539,211 shares) and all of Eurobulk Marine Holdings Inc.'s shares of Euroseas (416,668 shares) were registered under our F-3 registration statement.

Eurobulk, Friends Investment Company Inc. and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership which any of them may consider for acquisition in the future. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a drybulk vessel or containership which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas has also agreed to use his best efforts to cause any entity he directly or indirectly controls to grant us this right of first refusal.

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

Dividend Policy

Our policy is to declare regular quarterly dividends to shareholders each February, May, August and November in amounts the Board of Directors may from time to time determine are appropriate. The exact timing and amount of dividend payments will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

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

Euroseas paid $26,962,500, $46,875,223 (consisting of $30,175,223 of dividends and $16,700,000 as return of capital), $9,465,082, $20,278,538 and $34,547,950 in 2004, 2005, 2006, 2007 and 2008, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company. Since our Private Placement in August 2005, we declared and paid dividends of $2,650,223 for the third quarter of 2005, $2,271,620 for each of the fourth quarter of 2005, first quarter of 2006 and second quarter of 2006, $2,650,223 for the third quarter of 2006, $2,776,433 for the fourth quarter of 2006, $4,409,321 for the first quarter of 2007, $6,052,064 for the second quarter of 2007, $7,040,717 for the third quarter of 2007 and $9,128,334 for the fourth quarter of 2007, $9,433,373 for the first quarter of 2008, $9,808,346 for the second quarter of 2008, $6,177,897 for the third quarter of 2008, and $3,080,774 for the fourth quarter of 2008. Dividends of $116,750 have accrued and will be paid if and when unvested incentive stock awards vest. The most recent dividend for the fourth quarter of 2008 was declared and paid in 2009 (see Item 8.B(a) below).

B.	Significant Changes

After December 31, 2008, the following significant events occurred:

a)      On February 6, 2009, the Board of Directors declared a cash dividend of $0.10 per share of Euroseas Ltd. common stock.  Such cash dividend was paid on or about March 20, 2009 to the holders of record of shares of Euroseas Ltd. common stock as of March 12, 2009.

b)      On December 23, 2008, a subsidiary of the Company agreed to sell and on January 12, 2009 delivered to its buyers M/V "Ioanna P" for a gross price of $3.85 million less 4% sales commissions.

c)      On January 28, 2009, a subsidiary of the Company agreed to sell and on February 12, 2009 delivered to its buyers M/V "Nikolaos P" (see Note 4) for a gross price of $2.4 million less 2% sales commissions.

d)      On  December 3, 2008, a subsidiary of the Company purchased the 46,667 dwt drybulk carrier M/V "Solar Europe" (renamed M/V "Monica P"), built in 1998 in Japan, for $18 million. The vessel was delivered to a subsidiary of the Company on January 19, 2009.  The acquisition was financed with $8 million from the Company's cash balance and $10 million of bank debt secured by the vessel.  The debt is payable in 20 consecutive quarterly installments of $250,000 and with a $5 million balloon payment together with the last installment. The margin of the loan is 2.50% above LIBOR.

e)      On February 10, 2009, a subsidiary of the Company purchased the 72,119 dwt drybulk carrier M/V "Glorious Wind" (renamed M/V "Eleni P") built in 1997 in Japan, for $18.38 million.  The vessel was delivered to the Company on March 6, 2009.  The Company financed the acquisition with cash reserves from its balance sheet, and subsequently, arranged for a loan of $10 million. The loan is payable in 10 consecutive semiannual installments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000 and with a $4.6 million balloon payment to be paid together with the last installment. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the balloon payment. The loan was drawn in April 2009.

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

Period	Low	High

Year ended Dec. 31, 2006	6.70	18.93
2nd quarter 2006	8.82	18.93
3rd quarter 2006	8.55	9.15
4th quarter 2006	6.70	9.00

Year ended Dec. 31, 2007	7.00	20.79
1st quarter 2007	7.00	10.00
2nd quarter 2007	10.35	15.75
3rd quarter 2007	11.80	16.91
4th quarter 2007	11.75	20.79

Year ended Dec. 31, 2008	3.12	16.80
1st quarter 2008	9.60	14.08
2nd quarter 2008	12.32	16.80
3rd quarter 2008	7.97	13.40
4th quarter 2008	3.12	7.83
October 2008	3.90	7.83
November 2008	3.12	5.80
December 2008	3.60	5.54

2009*	3.51	5.95
1st quarter 2009	3.51	5.82
2nd quarter 2009	3.57	5.95(*)
January 2009	4.25	5.82
February 2009	4.23	5.52
March 2009	3.51	4.74
April 2009	3.57	4.86
May 2009	4.85	5.95(*)

* Through May 15, 2009

B.	Plan of Distribution

Not Applicable.

C.	Markets

The trading market for shares of our common stock is the NASDAQ Global Select Market, on which our shares trade under the symbol "ESEA".  Our shares began trading on the NASDAQ Global Market on January 31, 2007 and on the NASDAQ Global Select Market on January 1, 2008.  Prior to such date, our shares traded on the OTCBB under the symbol "ESEAF.OB" until October 5, 2006 and then under the symbol "EUSEF.OB" until January 30, 2007.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Articles of Incorporation, as amended, and Bylaws

We refer you to the Section of our F-3 Registration Statement (File No. 333-152089) entitled "Description of Capital Stock" and Exhibits 3.1 (Articles of Incorporation), 3.2 (Bylaws) and 3.3 (Amendment to Articles of Incorporation) thereto as filed on July 2, 2008 with the SEC, incorporated by reference herein.

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

The following is a discussion of the material Marshall Islands, Liberian and United States federal income tax considerations applicable to us and U.S. Holders and Non-U.S. Holders, each as discussed below, of our common stock.  The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act").  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, we, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

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

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

either

•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified stockholders," individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

•
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, Liberia, Cyprus and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2008 each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the 50% Ownership Test for our 2007 taxable year and we intend to take this position on our United States federal income tax return. For the 2008 taxable year and each taxable year thereafter, we anticipate that we will satisfy the Publicly-Traded Test.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

Our U.S.-source shipping income would be considered "effectively connected" with the conduct of a United States trade or business only if:

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

We do not intend to have, or permit circumstances that would result in having any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income are or will be "effectively connected" with the conduct of a United States trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common stock is listed), and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our stock became listed on the NASDAQ Global Select Market were not eligible for these preferential rates.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (i) would generally be required to treat any gain on sales of our shares held by him as ordinary income and pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us.

The above results may be eliminated if a "mark-to-market" election or "qualified electing fund" election is available and a U.S. Holder validly makes such an election.  If a U.S. Holder makes a "qualified electing fund" election, then generally, in lieu of the foregoing treatment, our earnings would be currently included in the U.S. Holder's gross income.  If a "mark-to-market" election is made, such holder generally will be required to take into account the difference, if any, between the fair market value and its adjusted tax basis in shares at the end of each taxable year as ordinary income or ordinary loss (to the extent of any net mark-to-market gain previously included in income). In addition, any gain from a sale or other disposition of shares will be treated as ordinary income, and any loss will be treated as ordinary loss (to the extent of any net mark-to-market gain previously included in income).

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

Interest Rate Fluctuation Risk

The international drybulk, containership and multipurpose vessel industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. In 2008, we entered into an interest rate swap contract for a nominal of amount of $25.0 million in order to manage interest costs and the risks associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 3.99% on the relevant amount if the 3-month LIBOR is greater than 3.99%. If 3-month LIBOR is less than 3.99%, Eurobank receives an amount from the Company based on 3.99% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 3.99% no amount is due or payable to the Company. The swap is effective from July 14, 2008 to July 14, 2013. This swap contract does not cover our entire debt and thus increasing interest rates could adversely impact future earnings.

As at December 31, 2008, we had $56.02 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 1.25%. In addition, in January and April of 2009, we assumed additional total debt of $20.00 million to partly finance our latest vessel acquisitions. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period to December 31, 2008 by approximately $717,000 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans, including the two loans we drew in 2009, and the interest rate swap in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contract will decrease.

Year Ended December 31,	Amount in $(loans)	Amount in $ (swap)
2009	661,000	(250,000)
2010	585,000	(250,000)
2011	430,000	(250,000)
2012	342,000	(250,000)
2013 and thereafter	379,000	(134,000)

Charter Rate Fluctuation Risk

In December 2008, we entered into FFA contracts to hedge our exposure to the drybulk market.  These are futures contracts on an index of the earnings of a typical drybulk vessel of certain type and size (i.e. a modern panamax drybulk carrier). Selling such a contract for a specific period entitles you to receive the agreed upon daily rate (index level) for the period in exchange for the actual daily rate (index level) for each of the days of the period.  Sale of FFA contracts is designed to secure a certain level of revenues in conjunction with our drybulk vessels operating in the spot market under the expectation that the amount the vessels earn in the spot market is correlated to the daily rate (index level) that we have to pay to settle the FFA contracts. However, there are risks that the hedge may not work in the intended way because the vessels, even when employed in the spot market, are chartered for short periods of time (as opposed to earning the daily rate that is used for the settlement of the FFA contract), are employed in routes possibly different from the one(s) used in the index and are of different size from the vessel assumed in the index.

As of December 31, 2008, we have sold six FFA contracts for a total of 480 days in 2009 for an average daily rate of approximately $11,350, and 485 days in 2010 for an average daily rate of approximately $11,430 on the Baltic Panamax 4-TC index. The contracts are to be settled monthly.  There is also a margin maintenance requirement (over and above a base margin) based on marking the contract to market.  The table below shows the sensitivity of our FFA contracts and margin requirements for an increase of $1,000/day in the Baltic Panamax 4-TC index. Specifically, the mark-to-market value of our FFA contracts will decrease and the amount we will have to post as margin will increase.

Year Ended December 31,	Change in Fair Value in $
2009	(480,000)
2010	(485,000)

Margin	Amount in $
Increase in margin	965,000

As of May 1, 2009, we have entered into FFA contracts for a total of 580 days for the remainder of 2009 at an average daily rate of approximately $12,260 and 1,055 days for 2010 at an average daily rate of approximately$12,820.

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 25% of our vessel operating expenses in 2008 in currencies other than U.S. dollars.  In addition, our management fee is denominated in euros (630 euros per vessel per day in 2008), and, certain general and administrative expenses (about 14% in 2008) were in euros. At December 31, 2008, approximately 30% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year to December 31, 2008 were $7,888.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2008. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective, as of December 31, 2008.

 (b)          Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is identified in Exchange Act Rule 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed by, or under the supervision of, the issuer's principal executive and principal financial officers, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with the authorization of its management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its consolidated financial statements.

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

(c)           Attestation Report of the Registered Public Accounting Firm

Deloitte. Hadjipavlou, Sofianos and Cambanis S.A., or "Deloitte", an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2008, has issued the following attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2008:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd and Subsidiaries, Majuro, the Republic of Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 15, 2009 expressed an unqualified opinion on those financial statements.

/s/  Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2009

(d)           Changes in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

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

Item 16C.         Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2008 (dollars in thousands)	2007 (dollars in thousands)
Audit Fees	$546	$753
Further assurance / audit related fees	-	-
Tax fees	-	-
Other fees / expenses	-	-
Total	$546	$753

Audit fees relate to regular audit services and audit of our internal controls and services required for follow-on common stock offerings, our shelf registration filings and filings on Form S-8.

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

Item 16D.                      Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16 F.                      Change in Registrant's Certifying Accountant

None.

Item 16G.                      Corporate Governance

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

The Board of Directors adopted an equity incentive plan in October 2007 which replaced the prior equity incentive plan. Shareholder approval was not necessary to terminate the original equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Select Market reflecting this event.

OTHER THAN AS NOTED ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

The following financial statements set forth on pages F-1 through F-5 are filed as part of this annual report.

Item 19.	Exhibits

1.1	Articles of Incorporation of Euroseas Ltd.(7)
1.2	Bylaws of Euroseas Ltd.(7)
1.3	Amendment to Articles of Incorporation of Euroseas Ltd.(7)
2.1	Specimen Common Stock Certificate(7)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
4.1	Form of Lock-up Agreement(1)
4.2	Loan Agreement between Diana Trading Ltd., as borrower, and Oceanopera Shipping Limited, as corporate guarantor, and HSBC Bank plc, as the lender, dated October 16, 2002 for the amount of 5,900,000(1)
4.3	Loan Agreement between Diana Trading Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of $4,200,000 dated May 9, 2005(1)
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

4.6	Form of Standard Ship Management Agreement(1)
4.7	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.8	Form of Current Time Charter(1)
4.9	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008 (7)
4.10	Addendum No. 1 to Amendment to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009 (10)
4.11	Loan Agreement between Salina Shipping Corp., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated December 28, 2005(3)
4.12	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of USD$8,250,000 dated June 30, 2006(4)
4.13	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated August 30, 2006(4)
4.14	Euroseas 2007 Equity Incentive Plan(9)
4.15	Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of USD$20,000,000 dated November 14, 2006(5)
4.16	Form of Right of First Refusal(6)
4.17	Form of Advisory Agreement(6)
4.18	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$10,000,000 dated June 7, 2007(7)
4.19	Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$15,000,000 dated October 29, 2007 (7)

4.20	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 30, 2008 (10)
4.21	Form of Senior Security Debt Indenture(8)
4.22	Form of Subordinated Debt Security Indenture(8)
4.23	Loan Agreement between Saf-Concord Shipping Ltd., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$10,000,000 dated January 9, 2009 (10)
4.24	Loan Agreement between Eleni Shipping Ltd., as borrower and Calyon, as lender, for the amount of USD$10,000,000 dated April 30, 2009 (10)
8.1	Subsidiaries of the Registrant(10)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(10)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(10)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(10)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(10)
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(10)

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Amendment No. 2 to Registration Statement (File No. 333-129145) on January 19, 2006.
(4)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 16, 2006.
(6)	Filed as an Exhibit to the Company's Amendment No. 1 to Registration Statement (File No. 333-138780) on January 10, 2007.
(7)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(8)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(9)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(10)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

EUROSEAS LTD.
(Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: May 18, 2009

Euroseas Ltd. and Subsidiaries
Consolidated financial statements
December 31, 2007 and 2008

 Index to consolidated financial statements

                     Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
May 15, 2009

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2007 and 2008
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2007	2008
Assets
Current assets
Cash and cash equivalents		104,135,320	73,851,191
Trade accounts receivable, net of allowance of $0 and $408,893		1,174,045	1,233,895
Other receivables		741,081	1,439,628
Due from related company	8	5,291,197	4,678,750
Inventories	3	1,903,678	2,011,973
Restricted cash		1,739,879	2,181,264
Vessels held for sale	4	-	6,067,020
Trading securities	16	2,891,658	771,727
Derivatives	10, 16	-	61,670
Prepaid expenses		430,605	241,102
Total current assets		118,307,463	92,538,220

Fixed assets
Vessels, net	4	238,248,984	231,963,606
Advances for vessel acquisitions		-	1,821,798
Long-term assets
Restricted cash		4,500,000	4,800,000
Deferred charges, net	5	5,529,870	7,771,342
Derivatives	10, 16	-	68,038
Fair value of above market time charter acquired	7	4,604,514	1,653,422
Total long-term assets		252,883,368	248,078,206
Total assets		371,190,831	340,616,426

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	25,575,000	12,450,000
Trade accounts payable		3,789,764	2,283,488
Accrued expenses	6	2,043,585	1,206,466
Accrued dividends		-	116,750
Deferred revenues		3,774,162	4,533,601
Derivatives	10,16	-	827,210
Total current liabilities		35,182,511	21,417,515

Long-term liabilities
Long-term debt, net of current portion	9	56,015,000	43,565,000
Derivatives	10, 16	-	2,700,028
Fair value of below market time charters acquired	7	8,202,972	8,704,811
Total long-term liabilities		64,217,972	54,969,839
Total liabilities		99,400,483	76,387,354

Commitments and contingencies	12	-	-

Shareholders' equity
Common stock (par value $0.03, 100,000,000 shares authorized, 30,261,113 and 30,575,611 issued and outstanding)		907,834	917,269
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		231,147,700	234,567,670
Retained earnings		39,734,814	28,744,133
Total shareholders' equity		271,790,348	264,229,072
Total liabilities and shareholders' equity		371,190,831	340,616,426

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of income
Years ended December 31, 2006, 2007 and 2008
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2006	2007	2008

Revenues
Voyage revenue		42,143,361	86,104,365	132,243,918
Commissions	8, 15	(1,829,534)	(4,024,032)	(5,940,460)
Net revenue		40,313,827	82,080,333	126,303,458

Operating expenses
Voyage expenses	15	1,154,738	897,463	3,092,323
Vessel operating expenses	15	10,368,817	17,240,132	27,521,194
Amortization of dry-docking and special survey expense and vessel depreciation	4, 5	7,292,838	17,963,072	32,230,901
Impairment loss	4	-	-	25,113,364
Management fees	8	2,266,589	3,669,137	5,387,415
Other general and administrative expenses		1,076,884	2,656,176	4,057,736
Net gain on sale of vessels	4	(4,445,856)	(3,411,397)	-
Total operating expenses		17,714,010	39,014,583	97,402,933

Operating income		22,599,817	43,065,750	28,900,525

Other income/(expenses)
Interest and other financing costs		(3,398,858)	(4,850,239)	(2,930,737)
Change in fair value of derivatives	10	-	-	(3,474,635)
Foreign exchange gain/(loss)		(1,598)	(7,824)	7,888
Realized gain on investments		-	-	81,193
Unrealized gain (loss) on investments		-	98,744	(2,393,983)
Dividend income		-	-	315,266
Interest income		870,046	2,357,633	3,168,501
Other expenses, net		(2,530,410)	(2,401,686)	(5,226,507)

Net income		20,069,407	40,664,064	23,674,018
Earnings per share - basic	14	1.60	1.89	0.78
Weighted average number of shares outstanding during the year, basic	14	12,535,365	21,566,619	30,437,107
Earnings per share - diluted	14	1.60	1.88	0.78
Weighted average number of shares outstanding during the year, diluted	14	12,535,365	21,644,920	30,505,476

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2006, 2007 and 2008
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income	Number of Shares	Common Stock Amount	Preferred Shares Amount	Paid - in Capital	Retained Earnings	Total
Balance, January 1, 2006		12,260,387	367,812	-	17,883,781	8,744,963	26,996,556
Net income	20,069,407					20,069,407	20,069,407
Issuance of shares, net of issuance costs		359,763	10,793	-	(793)	-	10,000
Reversal of unutilized accrued offering expenses					400,779		400,779
Dividends declared and paid ($0.75 per share)			-	-		(9,465,082)	(9,465,082)
Balance, December 31, 2006		12,620,150	378,605	-	18,283,767	19,349,288	38,011,660
Net income	40,664,064					40, 664,064	40,664,064
Issuance of shares in public offerings, net of issuance costs		17,325,000	519,750	-	209,367,229	-	209,886,979
Issuance of shares for warrants exercised		248,463	7,454	-	2,675,947	-	2,683,401
Issuance of restricted shares for stock incentive award and share-based compensation		67,500	2,025	-	820,757	-	822,782
Dividends declared and paid ($1.00 per share)			-	-		(20,278,538)	(20,278,538)
Balance, December 31, 2007		30,261,113	907,834	-	231,147,700	39,734,814	271,790,348
Net income	23,674,018					23,674,018	23,674,018
Issuance of shares for warrants exercised		171,998	5,160	-	1,805,762	-	1,810,922
Issuance of restricted shares for stock incentive award and share-based compensation		142,500	4,275	-	1,614,208	-	1,618,483
Dividends declared ($1.13 per share)			-	-		(34,664,699)	(34,664,699)
Balance, December 31, 2008		30,575,611	917,269	-	234,567,670	28,744,133	264,229,072

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)
	2006	2007	2008
Cash flows from operating activities:
Net income	20,069,407	40,664,064	23,674,018
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of vessels	6,277,328	16,423,092	28,284,752
Impairment loss	-	-	25,113,364
Amortization of deferred charges	1,090,111	1,612,696	4,031,290
Amortization of fair value of time charters	(351,369)	548,254	(6,144,507)
Gain on sale of vessels	(4,445,856)	(3,411,397)	-
Share-based compensation	-	822,782	1,618,484
Investment in trading securities, net	-	(2,792,914)	(192,859)
(Gain) loss on trading securities	-	(98,744)	2,312,790
Loss on derivatives	-	-	3,397,530
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(332,098)	(671,888)	(183,791)
Prepaid expenses	(156,933)	(188,047)	189,503
Other receivables	37,439	(472,217)	(698,547)
Inventories	(344,440)	(1,187,547)	(108,295)
Due from related company	363,461	(2,641,936)	612,446
Increase/(decrease) in:
Trade accounts payable	197,531	1,920,051	(2,189,320)
Accrued expenses	(602,002)	1,074,809	(870,284)
Deferred revenue	(12,557)	2,292,720	883,380
Drydocking expenses paid	(821,198)	(4,935,007)	(5,446,213)
Net cash provided by operating activities	20,968,824	48,958,771	74,283,741

Cash flows from investing activities:
Purchase of vessels	(53,830,357)	(149,502,254)	(43,582,320)
Advance for vessel purchase	-	-	(1,821,798)
Cash paid for above-market charter acquired	(7,923,480)	-	-
Change in restricted cash	(2,765,672)	(2,393,258)	(741,385)
Proceeds from sale of vessels	9,152,494	5,223,521	-
Net cash used in investing activities	(55,367,015)	(146,671,991)	(46,145,503)

Cash flows from financing activities:
Issuance of share capital	10,000	527,204	5,030
Net proceeds from shares issued	-	213,692,072	1,805,892
Dividends paid/return of capital	(9,465,082)	(20,278,538)	(34,547,949)
Loan arrangement fees paid	(151,250)	(110,000)	-
Deferred offering expenses paid	(41,671)	(1,413,305)	(110,340)
Proceeds from long-term debts	43,750,000	25,000,000	-
Repayment of long-term debts	(17,360,000)	(18,360,000)	(25,575,000)
Net cash provided by (used in) financing activities	16,741,997	199,057,433	(58,422,367)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

(Continued)

Net increase (decrease) in cash and cash equivalents	(17,656,194)	101,344,213	(30,284,129)
Cash and cash equivalents at beginning of year	20,447,301	2,791,107	104,135,320
Cash and cash equivalents at end of year	2,791,107	104,135,320	73,851,191
Cash paid for interest	3,081,676	4,570,773	3,161,197
Non cash items:
Increase in payables from dry-docking expenses	-	835,000	683,044
Fair value of below market charters acquired	1,649,572	9,675,481	9,597,438
Reversal of unutilized accrued offering expenses	400,779	-	-
Other increase in accrued expenses and deferred charges	458,329	-	143,505

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
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

On August 25, 2005, as a condition to the institutional private placement described above, the Company and Cove Apparel, Inc. (Cove, an unrelated party and public shell corporation) signed an Agreement and Plan of Merger (the "Merger Agreement").  The Merger Agreement provided for the merger of Cove and Euroseas Acquisition Company Inc., a Delaware corporation and a wholly-owned subsidiary of Euroseas Ltd. formed on June 21, 2005, with the current stockholders of Cove receiving 0.0034323 shares of Euroseas Ltd. common shares for each share of Cove common stock they owned.  Euroseas Ltd., as part of the merger, filed a registration statement with the Securities and Exchange Commission (SEC) to register the shares issued in the merger to the Cove stockholders.

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
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

On March 27, 2006, Euroseas Ltd. consummated the merger with Cove and, as a result, Cove merged into Euroseas Acquisition Company Inc., and the separate corporate existence of Cove ceased.  The Cove stockholders received Euroseas Ltd. common shares and received dividends totaling to $140,334 related to dividends previously declared by Euroseas Ltd.  Euroseas Acquisition Company Inc. changed its name to Cove Apparel, Inc.  Also, following the completion of the merger, the common stock of Cove was de-listed and no longer traded on the OTC Bulletin Board. On the date of the merger, Cove had cash of $10,000, had no other assets and had no liabilities. Cove was dissolved in March 2008.

Euroseas Ltd. common shares were approved to trade on March 2, 2006 and started trading on the OTC Bulletin Board on May 5, 2006.  On October 6, 2006, the Company effected a 1-for-3 reverse split of its common stock.  On January 31, 2007 upon the pricing of the Company's follow-on common stock offering of 5,750,000 shares. Euroseas Ltd. common share started trading on the NASDAQ Global Market. The total proceeds of the follow-on common stock offering, net of issuance costs of $4,122,289, amounted to $43,315,220. On June 29, 2007 the Company priced, and, on July 5, 2007 completed an additional follow-on offering of 5,750,000 shares of common stock.  The total proceeds of this follow-on offering, net of issuance costs of $4,609,428, amounted to $73,015,572. On November 6, 2007 the Company priced, and, on November 9, 2007 completed an additional follow-on offering of 5,825,000 shares of common stock. The total proceeds of this follow-on offering, net of issuance costs of $5,468,812, amounted to $93,556,187.

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 33.3% of the Company's shares and of Eurobulk Marine Holdings Inc. which owns another 1.3% of the Company's shares as of December 31, 2008.

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

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V "Nikolaos P", which was built in 1984 and acquired on July 22, 1996. M/V "Nikolaos P" was sold in February 2009 (see Note 17).

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "John P", which was built in 1981 and acquired on March 7, 1998.  M/V "John P" was sold on July 5, 2006.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "Pantelis P", which was built in 1981 and acquired on June 4, 1997.  M/V "Pantelis P" was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V "Gregos", which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.

•	Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT container carrier M/V "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT container carrier M/V "Ninos" (previously named M/V "Quingdao I") which was built in 1990 and acquired on February 16, 2001.

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

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V "Manolis P", which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V "Clan Gladiator", which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V "Clan Gladiator" was renamed M/V "OEL Transworld".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Jonathan P", which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V "Jonathan P" was renamed M/V "OEL Integrity"; on March 5, 2009, the vessel was renamed again M/V "Jonathan P" upon the expiration of its charter with OEL.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Despina P", which was built in 1990 and acquired on August 13, 2007.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V "Tiger Bridge", which was built in 1990 and acquired on October 4, 2007.

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V "Ioanna P", which was built in 1984 and acquired on November 1, 2007. M/V "Ioanna P" was sold in January 2009 (see Note 17).

•
Noumea Shipping Ltd, incorporated in Marshall Islands on May 14, 2008, owner of the Marshall Islands flag  34,677 DWT / 2,556 TEU container vessel M/V "Maersk Noumea", which was built in 2001 and acquired on May 22, 2008.

During the years ended December 31, 2006, 2007 and 2008, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2006	2007	2008

A	-	12.10%	13.80%
B	15.06%	15.07%	8.81%
C	10.40%	12.53%	7.27%
D	16.63%	7.60%	5.14%
E	12.67%	5.19%	4.38%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
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

Other comprehensive income

The Company presents separately comprehensive income, if any, and its components in shareholders' equity.  The Company has no other comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

Restricted Cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  At and for the years ended December 31, 2007 and 2008, we recorded a provision for doubtful accounts for $0 and $408,893, respectively.

Inventories

Inventories are stated at the lower of cost and market value.  Inventories are valued using the FIFO (First-In First-Out) method.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

Vessels

Vessels are stated at cost which comprises the vessels' contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels otherwise these amounts are charged to expense as incurred. In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased to 30 years (from 25 years until then) in line with industry practice and intended use of such vessels; also, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of this change was to reduce 2008 depreciation expenses by $836,200 and increase 2008 net income by the same amount.

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
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

2.           Summary of Significant Accounting Policies - Continued

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. We generally enter into a charter agreement for the vessel's next voyage or time charter prior to the time of discharge of the previous cargo or completion of previous time charter. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the customer, even if the vessel has discharged its cargo or completed the previous time charter and it is sailing to the anticipated load port for its next voyage or to the port it will be delivered to the next charterer. Demurrage income, which is included in voyage revenues, represents payments received from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Probable losses on voyages are provided for in full at the time such losses can be estimated.

For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. For vessels that simultaneously participate in spot chartering pools and cargo pools (pools of contracts of affreightment, also called, short funds; in the Company's case, participation in cargo pools requires participation in spot chartering pools), a combined time charter equivalent revenue is provided by the operator of the vessel and cargo pools. Revenues and voyage expenses are recognized during the period services were performed, the collectability has been reasonably assured, an agreement with the pool exists and price is determinable.

Charter fees received in advance is recorded as a liability (deferred revenue) until charter services are rendered.

Vessels operating expenses comprise all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses are incurred when the vessel is chartered under a voyage charter and comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees. Voyage expenses are expensed as incurred.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

Drydocking and special survey expenses

Drydocking and special survey expenses are deferred and amortized over the estimated period to the next scheduled drydocking or special survey, which are generally two and a half years and five years, respectively.  Unamortized drydocking and special survey expenses of vessels that are sold are written-off to income in the year of the vessel's sale.

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

Assets held for sale

It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies a vessel as being held for sale when: management has committed to a plan to sell the vessel; the vessel is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessel has been initiated; the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.  These vessels are not depreciated once they meet the criteria to be classified as held for sale.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
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

Stock incentive plan awards

Share-based compensation represents vested and unvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in "Other general and administrative expenses" in the consolidated statements of income. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered unvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

Investments

The Company classifies unrestricted publicly traded investments as trading securities and records them at fair value. The Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Gain (loss) on investments". In accordance with SFAS No. 157 "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the SFAS No. 157 hierarchy (see Note 16). The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159") which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

Impairment of long-lived assets

Impairment loss is recognized on a long-lived assets used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by the asset and the asset's carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company did not note for 2006 and 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable.  However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for both drybulk carriers and containership vessels fell significantly and values of assets were significantly affected although there were limited transactions to confirm that. The Company considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Company performed the undiscounted cash flow test as of December 31, 2008 for its vessels held for use and determined that the carrying amount of those vessels were not impaired.    The Company recorded an impairment loss for two of its vessels that are classified as held for sale as of December 31, 2008. The impairment loss for these assets was measured on the basis of their fair value less costs to sell and amounted to $25,113,364. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Income".

Derivative financial instruments

Every derivative instrument (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as a component in other comprehensive income or earnings depending on whether specific hedge accounting criteria are met at the inception of the hedge in accordance with SFAS No 133 "Accounting for Derivative Instruments and Hedging Activities".

For the year ended December 31, 2008, the interest rate swaps and the Freight Forward Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of income. There were no interest rate swaps or FFA contracts for the years ended December 31, 2006 and 2007.

Earning per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding at December 31, 2008, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted net income per share gives effect to all potentially dilutive securities. The Company's outstanding warrants and unvested restricted shares were potentially dilutive securities during the twelve months ended December 31, 2007 and 2008 (Note 14).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
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

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable and cash and cash equivalents approximate their individual carrying amounts as of December 31, 2007 and 2008, due to their short-term maturity (see SFAS No. 157, "Fair Value Instruments" in Recent Accounting Pronouncements section below).

The fair value of the interest rate swaps is the estimated amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities.

The fair value of the Freight Forward Agreement ("FFA") contracts is the amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current broker quoted rates for same contracts and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities (see Note 16 - Financial Instruments for additional disclosure on the fair values of interest rate swap agreements and FFA contracts).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial assets and liabilities in fiscal years beginning after November 15, 2007 and for non-financial assets and liabilities in fiscal years beginning after March 15, 2008. The Company has evaluated the potential impact from the adoption of SFAS No. 157 on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In February 2008, the FASB issued FASB Staff Position ("FSP") FASB 157-2 "Effective Date of FASB Statement No. 157" ("FSP FASB 157-2"). FSP FASB 157-2, which was effective upon issuance, delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. FSP FASB 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP. The Company has evaluated the potential impact from the adoption of SFAS No. 157-2 on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115" (SFAS No. 159") which provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS No. 159 amends FASB Statement No. 95, "Statement of Cash Flows" ("SFAS No. 95") and FASB Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). SFAS No. 159 specifies that cash flows from trading securities, including securities for which an entity has elected the fair value option, should be classified in the statement of cash flows based on the nature of and purpose for which the securities were acquired. Before this amendment, SFAS No. 95 and SFAS No. 115 specified that cash flows from trading securities must be classified as cash flows from operating activities. This statement is effective for the Company beginning January 1, 2008. Upon adoption, the Company will be classifying proceeds from sales of trading securities within the statement of cash flows as an operating or investing activity based on the intention for which any securities are acquired. The Company elected not to adopt any of the fair value options offered by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141(R)").  SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired.  SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.  SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company has evaluated the potential impact from the adoption of SFAS No. 141(R) on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

2.	Summary of Significant Accounting Policies - Continued

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51 ("SFAS No. 160")."  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and will be adopted by the Company in the first quarter of fiscal 2009.  The Company has evaluated the potential impact from the adoption of SFAS No. 160 on the Company's consolidated results of operations and financial condition and concluded that the effect is not material.

In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161").  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  SFAS No. 161 only requires additional disclosures about derivatives, and as such, it will have no effect on the Company's consolidated results of operations, cash flows and financial condition and concluded that the effect is not material.

In May 2008 the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("FASB No. 162").  The new standard identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.  This statement is effective sixty days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles". The Company has evaluated the potential impact of the adoption of SFAS No. 162 on the Company's consolidated results of operations, cash flows and financial condition and concluded that the effect is not material.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities" ("FSP EITF 03-6-1"). This Staff Position states that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years. All prior-period earnings per share ("EPS") data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings and selected financial data) to conform with the provisions of this Staff Position. Early application is not permitted. We do not expect the adoption of this accounting guidance to impact our EPS.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

3.	Inventories

This consisted of the following:

	2007	2008
Lubricants	1,232,341	1,410,063
Victualling	145,767	164,708
Bunkers	525,570	437,202
Total	1,903,678	2,011,973

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2005	55,760,394	(21,589,230)	34,171,164
-Depreciation for the year		(2,657,914)	(2,657,914)
-Purchase of vessel	20,821,647	-	20,821,647
Balance, December 31, 2005	76,582,041	(24,247,144)	52,334,897
Balance, January 1, 2006	76,582,041	(24,247,144)	52,334,897
-Depreciation for the year	-	(6,277,328)	(6,277,328)
-Purchase of vessels	55,479,929	-	55,479,929
-Vessels held for sale	(6,119,713)	4,336,873	(1,782,840)
-Sale of vessels	(12,411,482)	8,151,166	(4,260,316)
Balance, January 1, 2007	113,530,775	(18,036,433)	95,494,342
-Depreciation for the year	-	(16,423,092)	(16,423,092)
-Purchase of vessels	159,177,734	-	159,177,734
Balance, December 31, 2007	272,708,509	(34,459,525)	238,248,984
-Depreciation for the year	-	(28,284,752)	(28,284,752)
-Purchase of vessel	53,179,758	-	53,179,758
-Vessels held for sale	(45,620,268)	14,439,884	(31,180,384)
Balance, December 31, 2008	280,267,999	(48,304,393)	231,963,606

The Company acquired seven vessels during 2007 (M/V "Gregos", M/V "Manolis P", M/V "OEL Transworld", M/V "Despina P", M/V "Jonathan P", M/V "Tiger Bridge" and M/V "Ioanna P") for an aggregate purchase price plus costs required to make the vessels available for use of $159,177,734.  M/V "Tiger Bridge" and M/V "Ioanna P" were acquired with below market charters with estimated fair value of $9,675,481 (see Note 7 below).  During 2008, the Company acquired M/V "Maersk Noumea" for a purchase price of $53,179,758 with a below market charter with estimated fair value of $9,597,438 (see Note 7 below).  The Company made payments equal to the purchase price less the fair value of the below market charters to acquire the vessels.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

On February 22, 2007, Searoute Maritime Ltd., a wholly-owned subsidiary of the company, sold M/V "Ariel", a handysize bulk carrier of 33,712 DWT built in 1977 for a gross price of $5,350,000 with 2% sales commissions resulting in a gain of $3,411,397.   M/V "Ariel" was classified as "held for sale" as of December 31, 2006.

In October and November 2008, the Company decided to dispose of two of its vessels. The Company completed the sale of the two vessels in January and February of 2009. The Company determined that the carrying values of the two vessels exceeded their fair values which were calculated on the basis of the agreed price to sell the vessels. Consequently, the Company recorded an impairment loss of $25,113,364, which represents the excess of the carrying values of the assets over their fair values, less cost to sell. The impairment loss is recorded as a separate line item ("Impairment loss") in the Income Statement for 2008. The carrying value of the assets that are held for sale is separately presented in the Balance Sheet in the caption "Assets held for sale," and these assets are no longer depreciated.

5.	Deferred Charges, net

This consisted of:
	2006	2007	2008
Balance, beginning of year	1,855,829	1,291,844	5,529,870
Additions	972,448	5,880,007	6,272,762
Amortization of drydocking and special survey expenses	(1,015,510)	(1,539,981)	(3,946,149)
Amortization of loan arrangement fees	(74,601)	(72,715)	(85,141)
Unamortized portion of drydocking and special survey expenses written-off upon sale of vessels	(446,322)	(29,285)	-
Balance, end of year	1,291,844	5,529,870	7,771,342

The additions of $972,448 in 2006 consisted of loan financing fees of $151,250 and drydocking and special survey expenses of $821,198 for two vessels, M/V "Nikolaos P" and M/V "Kuo Hsiung". The additions of $5,880,007 in 2007 consisted of loan financing fees of $110,000 and drydocking and special survey expenses of $5,770,007 for seven vessels, M/V "Artemis", M/V "Ninos", M/V "Tasman Trader", M/V "Gregos", M/V "Manolis P", M/V "Despina P" and M/V "OEL Integrity" (ex M/V "Jonathan P"). The additions of $6,272,762 in 2008 consisted of deferred financing fees of $143,505 and $6,129,257 of drydocking and special survey expenses for five vessels, M/V "Irini", M/V "Kuo Hsiung", M/V "Aristides NP", M/V "YM Xingang I" and M/V "Tiger Bridge".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses account consisted of:
	2007	2008

Accrued follow-on offering expenses	193,919	-
Accrued payroll expenses	152,843	262,370
Accrued interest	498,317	182,716
Accrued general and administrative expenses	503,560	48,000
Accrued commissions	385,525	204,531
Other accrued expenses	309,421	508,849
Total	2,043,585	1,206,466

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V "Tasman Trader" was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day and M/V "Aristides N.P." was acquired on September 4, 2006 with an outstanding time charter contract terminating on November 8, 2006 with a charter rate of $19,750 per day.  These charter rates were below the market rates for equivalent time charters prevailing at the time the foregoing vessels were acquired.  The present values of the below the market charters were estimated by the Company at $1,237,072 and $412,500, respectively, and were recorded as liabilities in the consolidated balance sheets.  Net voyage revenues included $318,872 as amortization of the below market rate charters for M/V "Tasman Trader" and $412,500 for M/V "Aristides N.P." for the year ended December 31, 2006 and $465,503 and $452,697 for M/V "Tasman Trade" for the year ended December 31, 2007 and 2008, respectively.  The unamortized below market rate charter for M/V "Tasman Trader" was $452,697 and $0 and none for M/V "Aristides N.P." as of December 31, 2007 and 2008, respectively, and is recorded as a liability in the consolidated balance sheets.

M/V "YM Xingang I" was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the consolidated balance sheets.  Net voyage revenues included a reduction of $380,003, $2,938,963 $2,951,092 as amortization of the above market rate charter for M/V "YM Xingang I" for the years ended December 31, 2006, 2007 and 2008, respectively. The remaining unamortized above market rate charter was $4,604,514 and $1,653,422 as of December 31, 2007 and 2008, respectively, and is recorded as a long term asset in the consolidated balance sheets.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - continued

M/V "Tiger Bridge" was acquired on October 4, 2007 with an outstanding time charter terminating on August 4, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $298,946 and $1,226,012 as amortization of the below-market rate charter for M/V "Tiger Bridge" for the year ended December 31, 2007 and 2008, respectively. The remaining unamortized below market rate charter was $1,964,977 and $738,965 as of December 31, 2007 and 2008, respectively and is recorded as a liability in the consolidated balance sheets.

M/V "Ioanna P" was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $1,626,260 and $5,785,298 as amortization of the below-market rate charter for M/V "Ioanna P" for the year ended December 31, 2007 and 2008, respectively. The remaining unamortized below market rate charter was $5,785,298 and $0 as of December 31, 2007 and 2008, respectively.

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the consolidated balance sheets.  Net voyage revenues included $1,631,592 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the year ended December 31, 2008. The remaining unamortized below market rate charter was $7,965,846 as of December 31, 2008.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of an average of Euro 608 for 2006, average of Euro 628 for 2007 and Euro 630 for 2008 under the Company's Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $2,266,589, $3,669,137 and $5,387,415 in 2006, 2007 and 2008, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect on the annual anniversary of the agreement on January 31, 2006 increasing the management fee by Euro 20 per vessel per day to Euro 610 and on January 31, 2007 to Euro 630 per vessel per day. Eurobulk Ltd. agreed not to adjust the daily management fee for inflation in 2008.  The Company's master management agreement with Eurobulk - effective as of October 1, 2006 and with an initial term of five years until September 30, 2011 – was amended and renewed for five years on February 7, 2008 with effect from January 1, 2008.  Future inflation adjustments will take effect on January 1. The management fee was adjusted for inflation and agreed at Euro 655 per vessel per day for 2009 taking effect on January 1, 2009.

In addition to the vessel management services, Eurobulk provides us with management services for the Company's needs as a public company. In 2006, compensation for such services to us as a public company was $508,750, incremental to the management fee.  The Euroseas Board of Directors approved an increase of the management services fee to $700,000 per year starting July 1, 2007, resulting in total cost for such services in 2007 of $608,750.  On February 7, 2008, as part of the amended and renewed master management agreement, the Board of Directors approved a further increase to this component of the management fee to $1,100,000 per year starting on January 1, 2008 to be adjusted for inflation every January 1. This fee was adjusted for inflation and agreed at $1,150,000 for 2009 starting on January 1, 2009.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2007 and 2008, the amount due from related companies was $5,291,197 and $4,678,750, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas' shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services is to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2008 this advance is estimated between $7,500,000 and $9,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Interest earned on funds deposited in related party accounts is credited to the account of the ship-owning companies or Euroseas Ltd.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for vessel sales for the years ended December 31, 2007 and 2006 were $53,500 and $96,000, respectively, incurred for the sale of M/V "Ariel" in 2007, and, sale of M/V "Pantelis P" and M/V "John P" in 2006; there were no sales of vessels in 2008. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $492,149, $1,124,416 and $1,663,526 in 2006, 2007 and 2008, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc., and with a crewing agent More Maritime Agencies Inc. The shareholders' percentage participation in these joint ventures was 78% in 2006 and 2007 and 78.7% in 2008.  Sentinel Maritime Services Inc. is paid a commission on premium not exceeding 5%; More Maritime Agencies Inc. is paid a fee of $50 per crew member per month. Total fees charged by Sentinel Marine Services Inc. and More Maritime Agencies Inc. were $60,750 and $79,495, in 2006, and, $67,900 and $117,145 in 2007 and $111,325 and $171,442 in 2008, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

The Company has authorized Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on its behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with Royal Bank of Scotland ("RBS"), until the Company establishes its own separate FFA trading account. These six FFA contracts are for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. The Company collects the difference between the spot rate and the contract rate if the spot rate is lower or will pay it if it is higher. Settlement takes place monthly. As of December 31, 2008, the fair value of these contracts resulted in a $1,216,083 unrealized loss which has been included in the statement of income. The Company does not have any legal obligations to Eurotrade to cover any margin requirements. The Company did not pay any fees to Eurotrade S.A. for its services.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2007	December 31, 2008
Diana Trading Limited	(a)	$2,100,000	$-
Alcinoe Shipping Limited (2006)/ Oceanpride Shipping Limited/ Searoute Maritime Ltd/ Oceanopera Shipping Ltd	(b)	2,600,000	-
Alterwall Business Inc./ Allendale Investments S.A	(c)	7,950,000	5,500,000
Salina Shipholding Corp.	(d)	8,500,000	5,000,000
Xenia International Corp	(e)	6,660,000	5,600,000
Prospero Maritime Inc.	(f)	13,100,000	11,275,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(g)	16,000,000	12,000,000
Manolis Shipping Ltd.	(h)	9,680,000	9,040,000
Trust Navigation Corp. / Tiger Navigation Co.	(i)	15,000,000	7,600,000
		81,590,000	56,015,000
Less: Current portion		(25,575,000)	(12,450,000)
Long-term portion		$56,015,000	$43,565,000

The future annual loan repayments are as follows:

To December 31:
2009	12,450,000
2010	14,450,000
2011	6,250,000
2012	5,710,000
2013	11,315,000
Thereafter	5,840,000
Total	$56,015,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
 Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(a)
This consisted of a loan amounting to $4,900,000 and $1,000,000 drawn in 2002.  The loan was payable in twenty-four consecutive quarterly installments of $220,000 each, and a balloon payment of $620,000 payable together with the final quarterly installment paid in October 2008.  The interest was based on LIBOR plus 1.6% per annum.

An additional loan of $4,200,000 was drawn on May 9, 2005.  The loan was payable in twelve consecutive quarterly installments consisting of four installments of $450,000 each, and eight installments of $300,000 each with the final installment paid in May 2008.  The interest was based on LIBOR plus 1.25% per annum.

(b)
Alcinoe Shipping Ltd., Oceanpride Shipping Ltd., Searoute Maritime Ltd. and Oceanopera Shipping Ltd. drew, in 2005, $13,500,000 against a loan facility for which they were jointly and severally liable.  The loan was payable in twelve consecutive quarterly installments consisting of two installments of $2,000,000 each, one installment of $1,500,000, nine installments of $600,000 each and a balloon payment of $2,600,000 payable with the final installment paid in May 2008.  The interest was based on LIBOR plus 1.5% per annum.

The Company made two additional early repayments for a total of $3,000,000 from the sales proceeds of M/V "John P" and M/V "Pantelis P" in June 2006 and July 2006. The Company also negotiated a revised repayment schedule starting July 1, 2006, which provides for payment of $300,000 per quarter and a balloon payment of $2,000,000 payable with the final installment paid in the second quarter of 2008.  After the sale of the above mentioned vessels in 2006 and the sale of M/V "Ariel" in February 2007, Oceanopera Shipping Ltd., the owner of M/V "Nikolaos P" remained the sole liable entity for this loan facility until it was fully repaid in May 2008.

(c)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V "Ninos" and M/V "Kuo Hsiung" and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels.

(d)
This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V "Artemis", (ii) first assignment of earnings and insurance of M/V "Artemis", (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
 (All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(e)
This is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V "Tasman Trader", (ii) first assignment of earnings and insurance of M/V "Tasman Trader", (iii) a corporate guarantee of Euroseas Ltd., and (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(f)
This is a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan is payable in fourteen consecutive semi-annual installments consisting of two installments of $1,200,000 each, one installment of $1,000,000 each and eleven installments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual installment due in September 2013. The interest is based on LIBOR plus a margin that ranges between 0.9%-0.95%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V "Aristides N.P.", (ii) first assignment of earnings and insurance of M/V "Aristides N.P.", (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.

(g)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V "Gregos", became a guarantor to the loan in March 2007. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V "YM Xingang I", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a third mortgage on M/V "Irini" also financed by the same bank.

(h)
This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. The loan is payable in thirty-two consecutive quarterly installments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly installment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Manolis P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2006, 2007 and 2008
 (All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(i)
This is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. In December 2008, vessel M/V "Tiger Bridge" owned by the Company's wholly owned subsidiary, Tiger Navigation Corp., was added as collateral. The loan is payable in four consecutive quarterly installments of $1,850,000 each, the first of which is due in February 2008, followed by four consecutive quarterly installments of $750,000 each, followed by four consecutive quarterly installments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly installment in November 2010. The interest is based on LIBOR plus a margin of 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Ioanna P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

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

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $6,239,879 and $6,981,264 as of December 31, 2007 and 2008, respectively, and are shown as "Restricted cash" under "Current Assets" and "Long-Term Assets" in the consolidated balance sheets. The Company is not in default of any of the foregoing covenants.

Interest expense for the years ended December 31, 2006, 2007 and 2008 amounted to $3,324,257, $4,777,524 and $2,845,596, respectively.  At December 31, 2008, LIBOR for the Company's loans was on average approximately 1.6% and the average interest rate on our debt was approximately 2.6%.

Euroseas Ltd. and subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

10.           Derivative Financial Instruments

The losses for the period ended December 31, 2008 arose from an interest rate swap entered into in July 2008 and six FFA contracts entered in December 2008 that did not meet the criteria for hedge accounting treatment.  The Company did not enter into any derivative transaction in 2006 or 2007.  The FFA contracts were entered into by Eurotrade S.A., a related party, on the account of the Company (see Note 8 – "Related Party Transactions").

Effective July 14, 2008, the Company entered into an interest rate swap with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 3.99% on the relevant amount if the 3-month LIBOR is greater than 3.99%. If 3-month LIBOR is less than 3.99%, Eurobank receives an amount from the Company based on 3.99% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 3.99% no amount is due or payable to the Company. The swap is effective from July 14, 2008 to July 14, 2013. The interest rate swap did not qualify for hedge accounting as of December 31, 2008. The Company follows SFAS No. 157 to calculate the fair value of the swap (see Note 16). A realized loss of ($77,105) and an unrealized loss of ($2,181,447) are included under "Change in fair value of derivatives" in the Consolidated statements of income. As of December 31, 2008, a current liability of $471,559 and a long term liability of $1,709,888 are included under the "Derivatives" heading in the respective sections in the "Consolidated balance sheets" of the Company.

In December 2008, the Company sold six FFA contracts on the Baltic Panamax Index ("BPI") for Calendar  Year 2009 and 2010 totaling 480 and 485 days, respectively, at an average time charter equivalent date of approximately $11,350 and $11,430 per day, respectively.  The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company will receive a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold (for example, January 2009 was settled based on 40 days as 40 of the 480 days sold by the Company referred to January 2009); if the average BPI for the month is greater than the contract rate the Company will make a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. The FFA contract did not qualify for hedge accounting as of December 31, 2008. The Company follows SFAS No. 157 to calculate the fair value of the FFA contracts (see Note 16).  An unrealized loss of ($1,216,083) is included under "Change in fair value of derivatives" in the Consolidated statements of income. As of December 31, 2008, a current asset of $61,670, a long-term asset of $68,038, a current liability of $355,651 and a long-term liability of $990,140 are included under the "Derivatives" heading in the respective sections in the "Consolidated balance sheets" of the Company.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

11.           Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". These companies also satisfied the "50% Ownership Test" requirement for 2006 and 2007. In addition, the management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2008 and thereafter, but no assurance can be given that this will remain so, since continued compliance with this rule is subject to factors outside the Company's control.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
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

(b)
The distribution of the net earnings by one of the chartering pools which has one of the Company's vessels in its pool has not yet been finalized for the year ended December 31, 2008.  The effect on the Company's income resulting from a subsequent reallocation of pool income on the results for the year is not significant.

(c)
Future minimum long-term time charter revenue net of commissions, based on non-cancelable time charter contracts as of December 31, 2008 will be $17.2 million for 2009, $9.6 million for 2010, $5.5 million for 2011 and $0.5 million for 2012 assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional offhire day per quarter to account for any unscheduled off-hire time.

13.	Stock Incentive Plan

On July 17, 2007, the Board of Directors terminated the Company's 2006 Stock Incentive Plan without making any awards. On October 25, 2007, the Board of Directors approved the Company's 2007 Stock Incentive Plan (the "Plan"). The Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 shares over the next 10 years. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.  The Board awarded 135,000 unvested restricted shares to 12 key persons on December 18, 2007 of which 50% vested on December 20, 2007 and the remaining vested on December 15, 2008 subject to continuous employment with the Company. Awards to officers and directors amounted to 80,000 shares; the remaining 55,000 shares were awarded to employees of Eurobulk. An additional award of 150,000 unvested restricted shares was made to the same 12 key persons on February 7, 2008 of which 50% vested on August 7, 2008 and the remaining 50% will vest on August 7, 2009; awards to officers and directors amounted to 95,000 shares and the remaining 55,000 shares were awarded to employees of Eurobulk.  Another award of 160,000 unvested restricted shares was made to the same 12 and an additional two (a total of 14) key persons on November 12, 2008 of which 50% will vest on November 16, 2009 and 50% on November 16, 2010; awards to officers and directors amounted to 100,000 shares and the remaining 60,000 shares were awarded to employees of Eurobulk.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. As of December 31, 2007 and 2008 the unvested restricted shares accrued dividends of $0 and $116,750, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

13.	Stock Incentive Plan - continued

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $0, $822,782 and $1,618,484 for the years ended December 31, 2006, 2007 and 2008, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's unvested shares as of December 31, 2008, and changes during the years ended December 31, 2006, 2007 and 2008, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested at December 31, 2006	-	-
Granted	135,000	$1,602,450
Vested	67,500	$801,225
Forfeited	-	-
Unvested at December 31, 2007	67,500	$801,225
Granted	310,000	$2,290,000
Vested	(142,500)	$(1,626,225)
Forfeited	-	-
Unvested at December 31, 2008	235,000	$1,465,000

As of December 31, 2008, there was $1,103,165 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $4.30 on December 31, 2008 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.788 years. The total fair value of shares vested during the year ended December 31, 2007 was $797,925 and the recognized portion of the unvested shares was $24,857. The total fair value of shares vested during the year ended December 31, 2008 was $1,422,900 and the recognized portion of the unvested shares was $195,584.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

14.	Earnings Per Share

Basic and diluted earnings per common share are computed as follows:

	2006	2007	2008
Income:
Net income	20,069,407	40,664,064	23,674,018
Basic earnings per share:
Weighted average common shares – Outstanding	12,535,365	21,566,619	30,437,107
Basic earnings per share	1.60	1.89	0.78
Effect of dilutive securities
Warrants	-	78,301	18,932
Unvested incentive stock awards	-	-	49,437
Weighted average common shares – Outstanding	12,535,365	21,644,920	30,505,476
Diluted earnings per share	1.60	1.88	0.78

During the year ended December 31, 2006, the exercise price of then outstanding 585,589 warrants was above the average market price of the Company's shares. Consequently, the Company's warrants were anti-dilutive and not included in the computation of diluted earnings per share for the year ended December 31, 2006.  During the year ended December 31, 2007, 248,463 warrants were exercised for gross proceeds of $2,683,400.  During the year ended December 31, 2008, 192,213 warrants were exercised resulting in the issuance of 171,998 common shares for gross proceeds of $1,810,922.  As of December 31, 2008, the Company has outstanding warrants that entitle their holders to purchase 144,913 shares of common stock at an exercise price of $10.80 per share.

In 2006, 2007 and 2008, the Company declared dividends of $9,465,082 ($0.75 per share), $20,278,538 ($1.00 per share) and $34,664,699 ($1.13 per share), respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

15.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2006	2007	2008
Voyage expense
Port charges and canal dues	289,496	335,091	789,303
Bunkers	845,123	547,046	2,274,908
Agency fees	20,119	15,326	28,112
Total	1,154,738	897,463	3,092,323

Vessel operating expenses
Crew wages and related costs	5,132,985	8,152,303	11,012,931
Insurance	1,591,986	2,256,024	3,517,437
Repairs and maintenance	314,132	481,557	795,138
Lubricants	808,338	1,815,340	2,583,617
Spares and consumable stores	1,811,691	3,235,221	5,435,171
Professional and legal fees	31,488	74,050	46,011
Others	678,197	1,225,637	4,130,889
Total	10,368,817	17,240,132	27,521,194

Commission consisted of commissions charged by:

	Year ended December 31,
	2006	2007	2008
Third parties	1,337,385	2,899,616	4,276,934
Related parties (see Note 8)	492,149	1,124,416	1,663,526
	1,829,534	4,024,032	5,940,460

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

16.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, interest rate swaps, FFA contracts and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, FFA contracts and accounts payable due to suppliers.

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as fair value hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis perform an effectiveness test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the consolidated statements of income.

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

Fair value of financial instruments

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short term nature of these financial instruments. The fair value of long term bank loans bearing interest at variable interest rates approximates the recorded values. Additionally, the Company considers the creditworthiness when determining the fair value of the credit facilities. The carrying value approximates the fair market value of the floating rate loans. The fair value of the Company's interest rate swaps was the estimated amount the Company would pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties. The fair value of trading securities and FFA contracts is based on the closing price on the last day of the reporting period.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

16.           Financial Instruments - continued

The Company follows SFAS No. 157, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investments in trading securities and FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in SFAS No. 157.

The Company's interest rate swap agreements are based on LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157 are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2008 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)

Assets
Trading securities	$771,727	$771,727	-	-
FFA contracts, current and long-term portion	$129,708	$129,708		-
Liabilities
Interest rate swaps, current and long-term portion	$2,181,447	-	$2,181,447	-
FFA contracts, current and long-term portion	$1,345,791	$1,345,791	-	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2006, 2007 and 2008
(All amounts expressed in U.S. Dollars)

17.           Subsequent Events

a)
On February 6, 2009, the Board of Directors declared a cash dividend of $0.10 per Euroseas Ltd. common share.  Such cash dividend was paid on or about March 20, 2009 to the holders of record of Euroseas Ltd. common shares as of March 12, 2009.

b)
On January 12, 2009, a subsidiary of the Company delivered to its buyers M/V "Ioanna P" (see Note 4). The Company decided to sell the vessel in November 2008 and entered into a memorandum of agreement to sell it on December 23, 2008 for a gross price of $3.85 million less 4% sales commissions.

c)
On February 12, 2009, a subsidiary of the Company delivered to its buyers M/V "Nikolaos P" (see Note 4). The Company decided to sell the vessel in November 2008 and entered into a memorandum of agreement to sell it on January 28, 2009 for a gross price of $2.4 million less 2% sales commissions.

d)
On December 3, 2008, a subsidiary of the Company agreed to purchase the 46,667 dwt drybulk carrier M/V "Solar Europe" (renamed M/V "Monica P"), built in 1998 in Japan, for $18 million. The vessel was delivered to a subsidiary of the Company on January 19, 2009.  The acquisition was financed with $8 million from the Company's cash balance and $10 million of bank debt secured by the vessel.  The debt is payable in 20 consecutive quarterly installments of $250,000 and with a $5 million balloon payment alongside the last installment. The margin of the loan is 2.50% above LIBOR.

e)
On February 10, 2009, a subsidiary of the Company agreed to purchase the 72,119 dwt drybulk carrier M/V "Glorious Wind" (renamed M/V "Eleni P") built in 1997 in Japan, for $18.38 million.  The vessel was delivered to the Company on March 6, 2009.  The Company financed the acquisition with cash reserves from its balance sheet, and, subsequently, arranged for a bank loan for $10 million secured by the vessel which was drawn in the April 2009. The loan is payable in 10 consecutive semiannual installments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000 and with a $4.6 million balloon payment to be paid together with the last installment. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment.