Form 20-F
period 2009-12-31
EUROSEAS LTD.
filed 2010-05-28
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-33283

EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 25 Maroussi Greece
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
30,849,711 Common shares, $0.03 par value

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

☐ Yes ☐ No

TABLE OF CONTENTS

		Page

Forward-Looking Statements		1

Part I

Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	28
Item 4A.	Unresolved Staff Comments	44
Item 5.	Operating and Financial Review and Prospects	44
Item 6.	Directors, Senior Management and Employees	58
Item 7.	Major Shareholders and Related Party Transactions	64
Item 8.	Financial information	68
Item 9.	The Offer and Listing	70
Item 10.	Additional Information	68
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	78
Item 12.	Description of Securities Other than Equity Securities	79

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	80
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	80
Item 15.	Controls and Procedures	80
Item 16A	Audit Committee Financial Expert	82
Item 16B	Code of Ethics	82
Item 16C	Principal Accountant Fees and Services	82
Item 16D	Exemptions from the Listing Standards for Audit Committees	83
Item 16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	83
Item 16 F	Change in Registrant's Certifying Accountant	83
Item 16 G	Corporate Governance	83

Part III

Item 17.	Financial Statements	85
Item 18.	Financial Statements	85
Item 19.	Exhibits	85

FORWARD-LOOKING STATEMENTS

Euroseas Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;

•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk and container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our expectations relating to dividend payments and our ability to make such payments;

•	our ability to leverage to our advantage our manager's relationships and reputations in the drybulk and container shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	global and regional political conditions;

•	acts of terrorism and other hostilities, including piracy; and

•	other factors discussed in the section titled "Risk Factors."

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

SELECTED CONSOLIDATED FINANCIAL DATA

The following information sets forth selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2007, 2008 and 2009 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical financial and other data presented for the years ended December 31, 2005 and 2006 have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes. The historical results included below and elsewhere in this annual report are not indicative of our future performance.

As of January 1, 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method.

The Company reflected this change as a change in accounting principles from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. The new accounting principle has been applied retrospectively to all periods presented.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

Euroseas Ltd. – Summary of Selected Historical Financials
Year Ended December 31,

	2005 (as adjusted)	2006 (as adjusted)	2007 (as adjusted)	2008 (as adjusted)	2009
Income Statement Data
Voyage revenues	44,523,401	42,143,361	86,104,365	132,243,918	66,215,669
Commissions	(2,388,349)	(1,829,534)	(4,024,032)	(5,940,460)	(2.433.776)
Net revenue	42,135,052	40,313,827	82,080,333	126,303,458	63,781,893
Voyage expenses	(670,551)	(1,154,738)	(897,463)	(3,092,323)	(1,510,551)
Vessel operating expenses	(8,610,279)	(10,368,817)	(17,240,132)	(27,521,194)	(23,763,480)
Drydocking expenses (5)	(1,076,233)	(821,198)	(5,770,007)	(6,129,257)	(1,912,474)
Vessel depreciation (1)	(2,657,914)	(6,277,328)	(16,423,092)	(28,284,752)	(19,092,384)
Management fees	(1,911,856)	(2,266,589)	(3,669,137)	(5,387,415)	(5,074,297)
Other general and administration expenses	(420,755)	(1,076,884)	(2,656,176)	(4,057,736)	(3,640,534)
Impairment loss	-	-	-	(25,113,364)	-
Net gain (loss) on sale of vessels (5)	-	4,892,177	3,440,681	-	(8,959,321)
Operating income(5)	26,787,464	23,240,450	38,865,007	26,717,417	22,429
Interest and other financing costs	(1,495,871)	(3,398,858)	(4,850,239)	(2,930,737)	(1,437,637)
Interest income	460,457	870,046	2,357,633	3,168,501	1,123,317
Other income (loss)	(99,491)	(1,598)	90,920	(5,464,271)	(15,335,613)
Net income / (loss)(5)	25,652,559	20,710,040	36,463,321	21,490,910	(15,627,504)
Balance Sheet Data
Current assets	25,350,707	9,975,596	118,307,463	92,538,220	58,933,240
Vessels, net	52,334,897	95,494,342	238,248,984	231,963,606	257,270,824
Deferred assets and other long term assets	201,405	11,021,531	9,419,852	8,716,960	7,214,230
Total assets	77,887,009	116,491,469	365,976,299	333.218,786	323,418,294
Current liabilities including current portion of long term debt	18,414,877	21,665,399	35,182,511	21,417,515	30,443,552
Long term debt, including current portion	48,560,000	74,950,000	81,590,000	56,015,000	71,515,000
Total liabilities	52,544,877	79,493,599	99,400,483	76,387,354	91,965,031
Common shares outstanding (adjusted for the 1-for-3 split)	12,260,387	12,620,150	30,261,113	30,575,611	30,849,711
Share capital	367,812	378,605	907,834	917,269	925,492
Total shareholders' equity(5)	25,342,132	36,997,869	266,575,816	256,831,432	231,453,263
Other Financial Data
Net cash provided by operating activities	20,594,782	20,968,824	48,958,771	74,283,741	7,837,660
Net cash used in investing activities	(21,833,616)	(55,367,015)	(146,671,991)	(46,145,503)	(45,598,765)
Net cash provided by (used in) financing activities	6,188,653	16,741,997	199,057,433	(58,422,367)	4,894,463
Earnings / (loss) per share, basic	2.39	1.65	1.69	0.71	(0.51)
Earnings / (loss) per share, diluted	2.39	1.65	1.68	0.70	(0.51)
Dividends declared	30,175,223 (2)	9,465,082	20,278,538	34,664,699	10,779,609

Cash paid for common dividend / return of capital	46,875,223	(2)	9,465,082	20,278,538	34,547,949	10,849,609
Cash dividends / return of capital, declared per common share	4.67	(2)	0.75	1.00	1.13	0.35
Weighted average number of shares outstanding during period, basic	10,739,476		12,535,365	21,566,619	30,437,107	30,648,991
Weighted average number of shares outstanding during period, diluted	10,739,476		12,535,365	21,644,920	30,505,476	30,648,991

	2005	2006	2007	2008	2009
Other Fleet Data (3)
Number of vessels	7.10	8.09	11.48	15.61	16.30
Calendar days	2,591	2,942	4,190	5,714	5,949
Available days	2,546	2,895	3,980	5,563	4,983
Voyage days	2,508	2,864	3,969	5,451	4,724
Utilization Rate (percent)	98.5%	98.9%	99.7%	98.0%	94.8%

	(In U.S. dollars per day per vessel)
Average TCE rate (4)	17,485	14,312	21,468	23,695	13,698
Vessel Operating Expenses excluding drydocking expenses	3,323	3,524	4,115	4,816	3,979
Management Fees	738	770	875	943	853
G&A Expenses	162	366	634	710	612
Total Operating Expenses excluding drydocking expenses	4,223	4,660	5,624	6,469	5,444

(1) In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased to 30 years (from 25 years until then) in line with industry practice and intended use of such vessels; also, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of this change was to reduce 2008 depreciation expenses by $0.8 million or $0.03 per share and increase 2008 net income by the same amount; and, to reduce 2009 depreciation expenses by $6.4 million or $0.21 per share and decrease net losses by the same amount.

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

(5) Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method.  The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. The new accounting guidance has been applied retrospectively to all periods presented. See also Note 2 of the attached financial statements.

Reconciliation of TCE revenues as reflected in the consolidated statement of income and calculation of TCE rate follow:

	2005	2006	2007	2008	2009
(In U.S. dollars, except TCE rates which are expressed in U.S. dollars per day, and voyage days)
Voyage revenues	44,523,401	42,143,361	86,104,365	132,243,918	66,215,669
Voyage expenses	(670,551)	(1,154,738)	(897,463)	(3,092,323)	(1,510,551)
Time Charter Equivalent ("TCE") Revenues	43,852,850	40,988,623	85,206,902	129,151,595	64,705,118
Voyage days	2,508	2,864	3,969	5,451	4,724
Average TCE rate	17,485	14,313	21,468	23,695	13,698

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Charter rates for the international drybulk shipping industry reached record highs during 2007 and during the first eight months of 2008; however, in September 2008, drybulk charter rates fell dramatically as a result of the worldwide credit crunch and financial crisis.  Containership rates also dropped precipitously during the fourth quarter of 2008.  In 2009, drybulk rates steadily recovered returning to approximately average historical levels by mid-2009 and have further improved since then, generally maintaining such levels although rates for large (capesize) vessels have shown more volatility.  On the contrary, containership rates declined to historically low levels and stayed at such levels for all of 2009.  During the first quarter of 2010, rates for medium and large size containerships (i.e. vessels larger than 3,000 teu) started recovering but such a recovery has not yet been evident for smaller containerships, a class size that includes all of our containerships.  Rates in drybulk or containership markets are influenced by the balance of demand for and supply of vessels and may remain depressed or decline again in the future.  Rates for multipurpose vessels are influenced by both drybulk and containership market developments as multipurpose ships can carry either drybulk or containerized cargo.

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

The market supply of drybulk carriers and especially containerships has been increasing, and the number of both drybulk vessels and containerships on order have recently reached historic highs. The containership newbuildings are expected to continue being delivered in significant numbers over the next several years despite a number of order cancellations and delivery delays. The drybulk vessel newbuildings are expected to continue being delivered in 2010 and 2011 at significantly higher rates than in any previous year despite a number of order cancellations and delivery delays. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. For instance, given that as of May 1, 2010, as reported by Clarkson Research Services Limited ("CRSL"), the capacity of the fully cellular worldwide container vessel fleet was approximately 13.2 million teu, with approximately 4.2 million teu, or, about 32% of the present fleet, of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. Similarly, as of May 1, 2010, as reported by CRSL, the capacity of the worldwide drybulk fleet was approximately 481.2 million dwt with another 287.1 million dwt, or about 60% of the present fleet, of additional capacity on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a reduction occurs upon the expiration or termination of our drybulk carriers' and containerships' current charters, such as during 2010 or 2011 when the charters under which at least seven of our containerships are currently deployed expire, we may only be able to recharter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all. All of the containership charters we renewed or concluded during 2009 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  In fact, as of May 15, 2010, we have not been able to re-charter two of our containerships that completed their charters in early 2009; as a result, we laid-up these two vessels as well as a third vessel which was sold in December 2009.

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

As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected. For example, we incurred a $9.0 million loss on the sale of two of our vessels in 2009.

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

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result of the credit and financial crisis at the end of 2008 and beginning of 2009 and the resulting world economic slowdown demand for the services of our vessels has declined.  However, economic activity in the Asia Pacific region led by China quickly recovered, especially with regard to the import of bulk commodities. Any negative change in economic conditions in any Asia Pacific country, particularly in China, may have a significant adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any continued or renewed weakness in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

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

Although a majority of our vessels are currently under time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be adversely affected.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the UN's International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of the vessels that has been delivered to us is ISM Code-certified and we expect that each other vessel that we have agreed to purchase will be ISM Code-certified when delivered to us.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel-owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

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

OPA established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in the U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers and containerships. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse affect on our financial condition.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). However, any increase in the price of fuel may adversely affect our profitability, especially if such increase is combined with lower drybulk and containership rates.

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

Crew costs are a significant operating expense for many of our shipping operations. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including supply and demand and the wages paid by other shipping companies. Crew costs were at high levels in 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels until September 2008 when the credit and financial crisis commenced. Since then, shipping rates have declined significantly and crew salaries have remained largely unchanged. An increase in the world vessel operating fleet, either because of the delivery of new tonnage or the re-activation of laid-up containerships, will likely result in higher demand for crews which, in turn, might drive crew costs up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates.

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

Terrorist attacks such as the attacks on the United States of America on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005, on Mumbai, India in December 2008 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels, such as the October 2002 attack on the m/v Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition and costs.

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

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the NASDAQ Global Select Market to decline.

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

It is possible that we could be sued and the plaintiff could use Rule B to attach our assets located in the United States.  Rule B provides that where a defendant is not "found" for jurisdictional purposes within the United States federal district in which a Rule B action is commenced, a plaintiff with a valid maritime claim can, ex parte, attach or garnish the defendant's tangible or intangible property located in such federal district.  Certain United States' courts have broadly defined what constitutes a maritime claim and this exposes defendants to a greater risk of attachment.  Under Rule B, the property sought to be attached must be in the possession of the garnishee (such as a bank).  While we do not maintain an office or own property located in the United States, it is possible that our assets, if found within the United States. could be attached by a plaintiff pursuant to Rule B.  Attachments of our assets under Rule B could have a material adverse effect on our financial condition, cash flows and results of operations.

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

As of May 15, 2010, Friends Investment Company Inc. owns approximately 32.7% of our outstanding shares of common stock, which may limit your ability to influence our actions.

As of May 15, 2010 Friends Investment Company Inc., or "Friends", our largest shareholder, owns approximately 32.7% of the outstanding shares of our common stock and unvested incentive award shares. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

If our Euromar joint venture partners exercise their conversion rights, they may own a significant percentage of our stock and may have representatives on our Board of Directors, thus enabling them to influence our actions.

Our joint venture agreement (the "Joint Venture") to form Euromar LLC, a Marshall Islands limited liability company ("Euromar") includes the option by Eton Park Capital Management, L.P. ("Eton Park") and an affiliate of Rhône Capital III L.P. ("Rhône"), exercisable in certain instances and at any time after the two year anniversary of the Joint Venture, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity.  Depending on the values of each entity at the time of conversion, our joint venture partners may wind up owning a majority of our common shares.  In addition, depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased from 7 to up to a maximum of 11 directors for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  As a result of the foregoing, upon exercise of their conversion rights Eton Park and Rhône may be able to influence our actions.

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

Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk currently manages one vessel other than those owned by Euroseas (and, in the future, will manage vessels acquired by Euromar, our joint venture entity established with companies managed by Eton Park and an affiliate of Rhône), and to date has managed only vessels where the Pittas family was a minority shareholder, but never any vessel which had no Pittas family participation at all. However, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have controlling, little or even no power or participation and where conflicts such as those described above may arise. Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

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

As part of our joint venture, Euroseas and certain affiliates have granted Euromar LLC certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.

As part of our joint venture, Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.  For example, under certain circumstances, Euroseas may be prevented from directly acquiring a vessel if Euromar elects to purchase such vessel, Euroseas may be prevented from selling a vessel if Euromar elects to sell a similar vessel and/or Euroseas may be prevented from chartering a vessel to a third party if Euromar elects to charter a similar vessel to such third party.  As a result of these arrangements, we may miss out on taking advantage of favorable opportunities in the market with respect to the vessels in our fleet.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. In addition, on March 25, 2010, we entered into the Joint Venture to form Euromar.  Our Chief Executive Officer and Chief Financial Officer are each on the board of Euromar and Euroseas and Eurobulk have each agreed to provide certain management services to Euromar.  Therefore our officers may spend a material portion of their time providing services to Euromar.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

We may not be able to pay dividends.

We currently intend to pay quarterly dividends to holders of our common stock, when, as and if declared by our Board of Directors. Our last dividend of $0.05 per share was declared in May 2010 for the results of the first quarter of 2010.  However, we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2009, we had total bank debt of approximately $71.52 million. As of March 31, 2010, we had repaid $3.25 million of our total bank debt leaving us with total bank debt of $68.27 million. Our debt repayment schedule as of December 31, 2009 requires us to repay $23.40 million over the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

As of May 15, 2010, eleven of the 15 vessels in our fleet are employed under time charters with remaining terms ranging between one and 27 months.  The percentage of our fleet that is under time charter contracts or short term spot contracts, or that is otherwise protected from market fluctuations (via Forward Freight Agreement, or FFA, contracts) represents approximately 68% of our vessel capacity in 2010.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. As of May 15, 2010, two of our containerships are laid-up.  Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

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

As of May 15, 2010, two of our vessels are laid-up. Also if the current poor containership and multipurpose markets continue, it is likely that as our containership and multipurpose vessels complete their current charters, they will have difficulties finding employment and they may be laid-up too. We expect to reactivate any vessels we lay up when markets improve but we may face technical and operational problems in doing so that may result in higher than expected re-activation costs.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of May 15, 2010 the average age of our fleet was approximately 16.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charterparty agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts and there have been reports of charterers, including some of our charter counterparties, renegotiating their charters counterparties or defaulting on their obligations under charters and our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels.   If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

Our international operations expose us to risks of terrorism and piracy that may interfere with the operation of our vessels.

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and in the Gulf of Aden off the coast of Somalia. On May 12, 2010, one of our vessels, m/v Eleni P, was hijacked by pirates off the East Coast of Africa and is currently detained by them in Somalian waters. As of the date of this filing, we are working diligently to assure the safety of its crew and to successfully resolve this matter.

When our vessels are the targets of such incidents, this could result in loss or damage of our vessels and a loss of operating revenue. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.  Furthermore, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, that could adversely affect our reputation and the market for our common stock.

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in or to divest our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

FFA contracts and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA contract is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. We have entered in several derivatives contracts, interest rate swaps as well as a number of FFA contracts, and we may enter in new ones that may require us to post margin if the markets move against our positions. We may not have enough funds to cover such margin requirements and as a result our ability to operate our vessels may be significantly curtailed, we may be forced to close the contracts at a loss, we may be forced to sell some or all of our assets.  As of December 31, 2009, our FFA contracts required us to post $12.4 million margin.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but we incur approximately 26% of our vessel operating expenses including drydocking expenses, all our vessel management fees, and, approximately 20% in 2009 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2009, approximately 54% of our revenues derived from our top five charterers. During 2008 and 2007, approximately 44% and 52%, respectively of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

There is substantial legal authority supporting the position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this annual report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this annual report under Item 10 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;
•	changes in sales or earnings estimates or publication of research reports by analysts;
•	shortfalls in our operating results from levels forecasted by securities analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;

•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.

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

The market price of our common stock has recently dropped below $5.00 per share, and the last reported sale price on the Nasdaq Global Select Market on May 25, 2010 was $3.51 per share. If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

Our Articles of Incorporation, Bylaws and Shareholders' Rights Plan contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers.

Our current Articles of Incorporation and Bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified board of directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, we adopted a shareholders' rights plan pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.  These anti-takeover provisions, including provisions of our shareholders' rights plan, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Future sales of our stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

In addition, as of May 1, 2010, 144,913 warrants remain outstanding.  In 2009, we issued 134,100 new shares as part of our continuous at-the-market offering program which is currently suspended but could be re-activated upon resolution of our Board.  Friends, our largest shareholder, and Eurobulk Marine, Inc., our affiliate, have registered for resale all of their shares owned as of July 2, 2008 under our registration statement that was declared effective on July 2, 2008 which has resulted in these shares becoming freely tradable without restriction under the Securities Act.

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.  On March 25, 2010, we entered into the Joint Venture to form Euromar LLC.  The Joint Venture provides our joint venture partners the option, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity. Depending on the value of each entity, it is possible that our joint venture partners will be able to convert into a majority of our common shares. We plan to recommend that our shareholders approve an amendment to our articles of incorporation authorizing an additional 100,000,000 common shares so that we have a sufficient number of shares to issue in the event of a potential exercise of these conversion rights.

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

Euroseas Ltd. is a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of May 15, 2010, our fleet consisted of five drybulk carriers, comprised of four Panamax and one Handymax drybulk carriers, nine containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,808 deadweight tons, or dwt, and of the nine containerships is 243,994 dwt and 15,779 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Three of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the three vessels (and of four additional vessels that have since been sold) transferred their shares in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased fifteen additional vessels since June 2005, three of which we sold in 2009.

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

On February 5, 2007, we raised approximately $43.3 million in net proceeds from a follow-on common stock offering. On July 5, 2007, we raised approximately $73.0 million in net proceeds from a follow-on common stock offering.  On November 9, 2007, we raised approximately $93.6 million in net proceeds from a follow-on common stock offering.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to our sales agreement with Citigroup, as sales agent.

Our shares originally traded on the OTCBB under the symbol ESEAF.OB until October 5, 2006 and EUSEF.OB from October 6, 2006 to January 30, 2007.  Our shares have traded on the NASDAQ Global Market under the symbol ESEA since January 31, 2007 and on the NASDAQ Global Select Market since January 1, 2008.

Our executive offices are located at 4 Messogiou & Evropis Street, 151 25, Maroussi, Greece. Our telephone number is +30-211-1804005.

B.	Business Overview

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) multipurpose vessels that can carry either drybulk cargoes or containers.  Please see information in the section "Our Fleet", below. During 2005, 2006, 2007, 2008 and 2009 we had a fleet utilization of 98.5%, 98.9%, 99.7%, 98.0% and 94.8%, respectively, our vessels achieved daily time charter equivalent rates of $17,485, $14,312, $21,468, $23,695 and $13,698, respectively, and we generated revenues of  $44.52 million, $42.14 million, $86.10 million, $132.24 million and $66.22 million, respectively.

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

Our Fleet

As of May 15, 2010, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC 'til Feb-12	$17,500
ELENI P	Panamax	72,119		1997	TC 'til May/Aug-10 Then 'til Aug-12 (currently detained off the coast of Somalia after being hijacked)	$15,350 $23,500
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Mar-12	$18,900
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC 'til Mar-12	$9,500 'til Dec-10, $9,000 'til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC 'til Aug-11 (3 annual options 'til Aug-14)	$16,800 'til Aug 11 $18,735 'til Aug 12 $19,240 'til Aug 13 $19,750 'til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC 'til Jun-10 (option 'til Mar-11) (option 'til Mar-12)	$4,000 $4,000 $7,500
DESPINA P	Handy size	33,667	1,932	1990	Laid-up
JONATHAN P (ex- OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Jun-10	$4,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC 'til Nov-10 (option 'til Nov-11)	$3,750 $5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til Oct-10 (option 'till Oct-11)	$4,000 CONTEX less 10% (***)
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Jun-10	$4,200
KUO HSIUNG	Feeder	18,154	1,169	1993	Monthly options TC 'til Dec-10 (option 'til Jun-11)	$3,850 'til Dec-10 $5,300 'til Jun-11
Total Container Carriers	9	243,994	15,779
Fleet Grand Total	15	598,370	16,729

 (*) "Irini" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk area.
(**) "Monica P" is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the drybulk area.
(***) CONTEX is a charter market index for 1,700 teu containership vessels

We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose markets by targeting primarily mid-age vessels at the time of purchase under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. As of May 15, 2010, seven of our containerships, our multipurpose vessel and three of our panamax bulkers are employed under time charters. One of our other panamax vessel, m/v Irini, is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the drybulk area. Our handymax vessel is employed in the Bulkhandling pool, also managed by Klaveness.

As of May 15, 2010, approximately 68% of our ship capacity days in 2010 accounting for fixed spot employment in the first and second quarter of the year, and approximately 31% of our ship capacity days in 2011, are under time charter contracts or protected from market fluctuations (via FFA contracts).

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

During 2009, in exchange for providing us with the services described above, we pay Eurobulk a management fee of 655 Euros per vessel per day for any vessel operating and 50% (i.e. 327.5 Euros) of that for any vessel laid-up.  The management fee is adjusted annually for inflation every January 1st. Starting January 1, 2010, we pay Eurobulk a fee of 665 Euros per vessel per day in operation and 332.5 Euros per vessel per day in lay up.

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

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17 years during 2009, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $5,444 per day for the year ended December 31, 2009. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. even after accounting for the lower operating expenses of our 2 laid-up vessels. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2009, our operational fleet utilization was 99.3% and since 2003 our operational utilization rate has averaged approximately 99.0%. Our commercial utilization rate (without including laid-up vessels) declined to 95.5% in 2009 due to the poor market for containerships; it averaged in excess of 99% between 2003 and 2008.

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

•
Maintain Balanced Employment. We intend to strategically employ our fleet between time and spot charters. We actively pursue time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also use FFA contracts – as a substitute for time charter employment - to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of May 1, 2010, on the basis of our fixed spot and existing time charters and FFA contracts, approximately 68% of our vessel capacity in 2009 and approximately 31% in 2011 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2009 calls for a reduction of more than 32% of our debt by the end of 2011. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and continue pay dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Klaveness (Baumarine and Bulkhandling shipping pools), Orient Express Lines, Yang Ming Lines, CMA-CGM, Maersk, Sinochart and Lloyd Triestino amongst others. We are a relationship driven company, and our top five customers in 2009 include three of our top five customers from 2008 (Klaveness, Yang Ming Lines and Orient Express Lines) and two from 2007  (Klaveness and Yang Ming Lines). Our top five customers accounted for approximately 54% of our total revenues in 2009, 44% of our total revenues in 2008 and 52% of our total revenues in 2007. In 2009, Klaveness, Orient Express Lines and Maersk Lines accounted for 16.84%, 10.33% and 10.25% of our total revenues; in 2008, Sinochart accounted for 13.80% of our total revenues; in 2007, Klaveness, Yang Ming Lines and Sinochart accounted for 15.07%, 12.53% and 12.10% of our total revenues, respectively. As of December 31, 2009, we do not have any material trade receivable from any of our customers that contributed more than 10% of our revenues during 2009.

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

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through the use of Eurochart S.A., or Eurochart, an affiliated brokering company who negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of drybulk carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sector. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NASDAQ: GSTL), Navios Maritime Holdings Inc. (NASDAQ: BULK), Danaos Corporation (NYSE: DAC) and Goldenport Holdings Inc. (LSE: GPRT).

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

Environmental and Other Regulations

Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental, quasi-governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Certain of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other approvals necessary for the conduct of our operations.  However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation – International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention.  The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  The IMO adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our vessel manager has informed us that a plan to conform with the Annex VI regulations is in place and we believe we are in substantial compliance with Annex VI.

Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.

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

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, each of our vessels is ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The United States and Canada requested that the IMO designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S. and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which would subject ocean-going vessels in these areas to stringent emissions controls and cause us to incur additional costs. In July 2009, the IMO accepted the proposal in principle, and all member states party to MARPOL Annex VI will vote on the proposal in March 2010. Even if the proposal is not adopted, the United States or Canada may adopt more stringent emissions standards independent of the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance or other financial security for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charter to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities have indicated that vessles not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code-certified. However, we may not be able to maintain such certification indefinitely.

The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Environmental Regulation – The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all shipowners and operators whose vessels trade in the United States of America, its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators, charterers and management companies are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank vessel that is over 3,000 gross tons (subject to possible adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.

We currently maintain for each of our vessels pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Environmental Regulation – The United States of America Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010. In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 ("MTSA"), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States of America. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•
on-board installation of automatic identification systems, or AIS, to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
A continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

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

The following table lists the next drydocking and special survey for the vessels in our current fleet.

Vessel	Next	Type

TASMAN TRADER	June 2010	Special Survey
NINOS	July 2010	Special Survey
YM PORT KELANG	March 2011	Drydocking
ARISTIDES N.P.	February 2011	Drydocking
KUO HSIUNG	April 2011	Drydocking
IRINI	July 2011	Drydocking
MANOLIS P	April 2010	Special Survey
CAPTAIN COSTAS	April 2010	Drydocking
DESPINA P	January 2011	Special Survey
JONATHAN P	December 2010	Special Survey
TIGER BRIDGE	November 2010	Special Survey
MAERSK NOUMEA	June 2011	Special Survey
MONICA P	February 2011	Drydocking
ELENI P	October 2011	Special Survey
PANTELIS	September 2012	Internediate Survey
——————

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for shipowners and operators trading in the United States of America market. We carry insurance coverage as customary in the shipping industry, however not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Our vessels are members of the UK Club and The Standard Club. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 dwt drybulk carrier motor vessel Nikolaos P, which was built in 1984 and acquired on July 22, 1996. Nikolaos P was sold on February 12, 2009.

•
Oceanpride Shipping Ltd. incorporated in Cyprus on March 7, 1998, owner of the Cyprus flag 26,354 dwt drybulk carrier motor vessel John P, which was built in 1981 and acquired on March 7, 1998. John P was sold on July 5, 2006.

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 dwt drybulk carrier motor vessel Pantelis P, which was built in 1981 and acquired on June 4, 1997. Pantelis P was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 dwt Cyprus flag drybulk motor vessel Gregos, which was built in 1984.  On June 13, 2007, m/v Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands.  Gregos was sold on December 16, 2009.

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

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 dwt container carrier motor vessel Artemis, which was built in 1987 and acquired on November 25, 2005.  Artemis was sold on December 17, 2009.

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

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 dwt container carrier YM Xingang I, which was built in February 1993 and acquired on November 15, 2006.  On July 11, 2009, YM Xingang I was renamed Mastro Nicos and on November 5, 2009, it was renamed YM Port Kelang.

•
Manolis  Shipping Ltd., incorporated in Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 dwt container carrier motor vessel Manolis P, which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 dwt / 1,742 teu container carrier motor vessel OEL Transworld (ex Clan Gladiator), which was built in 1992 and acquired on June 13, 2007.  On August 31, 2009, OEL Transworld was renamed Captain Costas.

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

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 dwt drybulk carrier motor vessel Eleni P, which was built in 1997 and acquired on March 6, 2009.

•	Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 dwt bulk carrier m/v Pantelis which was built in 2000 and acquired on July 23, 2009.

As of December 31, 2009, our vessels, m/v Ninos and m/v Kuo Hsiung, were collateral for a loan with an outstanding balance of $3,700,000.  Our vessel, m/v Tasman Trader, was collateral for a loan with an outstanding balance of $4,540,000.  Our vessel, m/v Aristides N.P., was collateral for a loan with an outstanding balance of $9,625,000.  Our vessels, m/v YM Port Kelang and m/v Irini, were collateral for a loan with an outstanding balance of $9,000,000. Our vessel, m/v Monica P, was collateral for a loan with an outstanding amount of $9,250,000 and also collateral (i) along with our vessel, m/v Manolis P, to a loan with an outstanding amount of $8,400,000, and (ii) along with our vessel m/v Tiger Bridge, to a loan with an outstanding amount of $4,600,000.  Our vessel, m/v Eleni P, was collateral for a loan with an outstanding amount of $9,900,000.  Our vessel, m/v Pantelis, was collateral for a loan with an outstanding amount of $12,500,000.

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

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of May 15, 2010, our fleet consisted of five drybulk carriers, comprised of four Panamax and one Handymax drybulk carriers, nine containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,308 deadweight tons, or dwt, and of the nine containerships is 243,994 dwt and 15,779 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment.  As of May 15, 2010, two of our vessels participated in shipping pools. We also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues.

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

Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire either waiting to find employment ("commercial off-hire") or for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels ("operational off-hire").  We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.  We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

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

Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee, as of May 15, 2010, is 665 Euros per vessel per day for vessels in operation and is payable monthly in advance adjusted annually for inflation on January 1st. During 2009, we paid 655 Euros per day per vessel in operation. The management fee for laid-up vessels is 50% of the above rates.

Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the date of original construction. We use 25 years of useful life for our drybulk vessels and 30 years for our containerships. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods.

Drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Through the end of 2008, we capitalized the costs associated with drydockings as they occurred and amortized these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking included: actual costs incurred at the drydock yard; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these criteria were consistent with industry practice and that our policy of capitalization reflected the economics and market values of the vessels. Starting January 1, 2009, we changed the method of accounting for drydocking and special survey expenses to the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred. We reflected this change as a change in accounting principles from an accepted accounting principle to a preferable accounting principles in accordance with guidance relating to Accounting Changes and Error Corrections. The new accounting principle has been applied retrospectively to all periods presented (see also Note 2 in the attached Financial Statements).

Interest expense and loan costs. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period it is accrued. Loan costs are deferred and amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.

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

Results from Operations

Year ended December 31, 2009 compared year ended December 31, 2008.

Voyage revenues. Voyage revenues for the period were $66.22 million, down 49.9% compared to the same period in 2008 during which voyage revenues amounted to $132.24 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2009 as compared to 2008, due to the significant decline in rates in both the drybulk and containership markets. In 2009, we operated an average of 16.30 vessels, a 4.4% increase over the average of 15.61 vessels we operated during the same period in 2008. Our fleet of 16.30 vessels had 55.5 scheduled off-hire days in 2009 and 911 laid-up days as three of our vessels were laid-up, M/V Artemis for almost the entire period and  M/V Despina P and M/V Jonathan P for the second, third and fourth quarters. We had 223.7 commercial off-hire days and 35 operational off-hire days.  While employed, our vessels generated a time-charter equivalent ("TCE") rate of $13,698 per day per vessel compared to $23,695 per day per vessel in 2008, a decline of 42.2%.

The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Charter rates in 2009 were significantly lower compared to 2008. Our vessels that operated in the spot market or came off time charter contracts and had to be re-chartered were negatively influenced by the depressed market levels during 2009 and had to incur commercial off-hire time.

Commissions. Commissions for the period were $2.43 million. At 3.68% of voyage revenues, commissions as a percentage were slightly lower than in 2008; for the year ended December 31, 2008, commissions amounted to $5.94 million, or 4.49% of voyage revenues. The dollar amount of commissions is lower because revenues in 2009 are significantly lower as compared to 2008.The main reason for this percentage reduction is that voyage revenues in 2009 include a larger contribution from the vessels that operated in pools where commission is paid at the pool level partly offset by the lower amortization of the fair value of below market charters ($3.63 million in 2009 versus $6.14 million in 2008) against which no commission is charged.

Voyage expenses. Voyage expenses for the year were $1.51 million and related to expenses for certain voyage charters. For the year ended December 31, 2008, voyage expenses amounted to $3.09 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (2.3% in each of 2009 and 2008) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. Lower fuel prices during 2009 contributed to lower voyage costs for the year.

Vessel operating expenses. Vessel operating expenses were $23.67 million in 2009 compared to $27.52 million for 2008.  The decline is partly due to the fact that three of our vessels were laid-up for the entire or a greater part of the year (a total of 911 days) and thus incurred significantly lower costs and partly to other costs savings. This was partly offset by the higher average number of vessels we operated in 2009, specifically, an average of 16.30 vessels compared to 15.61 vessels in 2008. Daily vessel operating expenses per vessel decreased between the two periods to $3,979 per day in 2009 compared to $4,816 per day in 2008, a 17.4% decrease, from roughly 55% savings from the laid-up vessels, and the remaining from lower lubricant costs, savings from lower exchange rate of the Euro and other currencies with respect to the U.S. dollar and further cost savings for the vessels in their second year of operations under our management.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2009, Eurobulk charged us 655 Euros per day per vessel totalling $5.07 million for the period, or $853 per day per vessel (or, $924 per vessel per operating day if we adjust for the fact that laid-up vessels paid half the daily management fee). In 2008, management fees amounted to $5.39 million, or $943 per day per vessel based on the daily rate per vessel of 630 Euros.  The decrease of the daily management fee in US Dollars on a per operating day basis (from $943 in 2008 to $924 in 2009), despite the increase of the daily management fee in Euros, is due to the lower Euro exchange rate in 2009 as compared to 2008.  The decrease in the total management fees paid in 2009 also resulted from the lower fee paid by the laid-up vessels partly offset by the higher average number of vessels we owned during 2009, namely 16.30 vessels as compared to an average of 15.61 vessels we owned in 2008.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2009, we had a total of $3.64 million of general and administrative expenses as compared to $4.06 million in 2008.  The decrease is mainly due to lower incentive non-cash compensation of approximately $0.82 million in 2009 as opposed to $1.62 million in 2008 for incentive awards given to certain officers, directors and other key persons partly offset by higher executive management fees and other miscellaneous expenses.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. As of January 1, 2009, we use the direct expense method of accounting for such expenses as opposed to the deferral method that we employed previously.  In 2009, we had two vessels undergoing drydocking for a total of $1.91 million. During 2008, we had five vessels undergoing drydocking for which we incurred $6.13 million of expenses.

Vessel depreciation. Vessel depreciation for 2009 was $19.09 million. Comparatively, vessel depreciation for 2008 amounted to $28.28 million. Vessel depreciation in 2008 was higher compared to 2009 partly because the m/v Ioanna P and m/v Nikolaos P, which were sold in the first quarter of 2009, contributed about $6.48 million to the depreciation expenses of 2008 (they were not depreciated at all in 2009 as they were classified as "held for sale" as of December 31, 2008); and, partly due to the net changes in estimates of the useful lives of our containerships (from 25 to 30 years based on their intended use and industry practice) and the decrease of the scrap price per ton (from $300 to $250 to better reflect changes in the scrap metal market), depreciation expenses for 2009 were reduced by $6.44 million. These reductions were partly offset by $3.40 million incremental depreciation expenses for the three vessels we purchased in 2009 (m/v Monica P , m/v Eleni P and m/v Pantelis) and the fact the m/v Maersk Noumea, purchased in May 2008, was depreciated for a full year in 2009 as compared to about eight months in 2008.

Impairment loss. This is an impairment loss for two vessels classified as held for sale as of December 31, 2008. The impairment loss of $25.11 million represents the excess carrying values of the vessels over their fair value which was calculated based on the agreed sale prices of the vessels less the cost to sell them.  There was no impairment for any other vessel in 2008 or any vessel in 2009, as the undiscounted cash flow test performed as of December 31, 2008 and 2009, respectively, determined that the carrying amounts of our vessels held for use were recoverable.

Net gain or loss from vessel sales. There was no vessel sale in 2008 compared to four vessels sold in 2009 for a loss of $8.96 million which relates to the sale of m/v Artemis and m/v Gregos.  Two of the vessels sold in 2009, m/v Ioanna P and m/v Nikolaos, were classified as vessels held for sale as of December 31, 2008 and their result was classified as "Impairment loss" (see discussion above).

Interest and other financing costs, net. Interest and other financing cost, net for the period were $0.32 million. Of this amount, $1.44 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $1.12 million of interest income during the period. Comparatively, during the same period in 2008, net interest and finance income amounted to $0.24 million, comprised of $2.93 million of interest incurred and loan fees and offset by $3.17 million of interest income. Interest incurred and loan fees were lower in 2009 due to the lower average loan amounts outstanding and lower LIBOR interest rates partly offset by the higher interest rate margins over LIBOR for the three loans drawn during 2009.  Interest income was lower in 2009 due to lower average cash balances during the year and lower LIBOR interest rates.

Investments and Foreign Exchange Gains or Losses. In 2009, we had a $36,477 foreign exchange gain compared to a $7,888 foreign exchange gain in 2008. In 2009, we had a realized gain from investments in trading securities of $0.41 million and an unrealized loss of $5,325, compared to a realized gain of $81,193 and an unrealized loss from investments in trading securities of $2.39 million in 2008.  Our investments in trading securities produced $0.32 million in dividend income in 2008; we had no dividend income in 2009.

Derivatives losses. In 2009, we had a realized loss of $0.68 million from two interest rate swap contracts that we entered into in July 2008 and July 2009 and unrealized gains of $0.28 million from the same interest rate swaps compared to a realized loss of $77,105 from the July 2008 interest rate swap contract and unrealized losses of $2.18 million in 2008. In 2009, we had realized losses of $7.48 million as well as unrealized losses of $7.90 million from a number of Forward Freight Agreement ("FFA") contracts that we entered into in December 2008 and during 2009. In 2008, we had unrealized losses from FFA contracts we entered into in 2008 of $1.22 million. We entered into both the interest rate swaps and FFA contracts to mitigate our exposure to possible increases in interest rates and further declines in the drybulk market rates, but to-date the markets have moved against our positions under these contracts.

Net loss / income. As a result of the above, net loss for the year ended December 31, 2009 was $15.63 million compared to net income of $21.49 million for the same period in 2008.

Year ended December 31, 2008 compared year ended December 31, 2007.

Voyage revenues. Voyage revenues for the period were $132.24 million, up 53.6% compared to the same period in 2007 during which voyage revenues amounted to $86.10 million. This increase was primarily due to the higher charter rates our vessels achieved in 2008 as compared to 2007, especially in the drybulk market, and to the larger fleet we operated. In 2008, we operated an average of 15.61 vessels, a 36.0% increase over the average of 11.48 vessels we operated during 2007. Our fleet of 15.61 vessels had throughout the period 113 unscheduled off-hire days and 151 days of scheduled off-hire for the drydocking of five vessels, generating an average TCE rate per vessel of  $23,695 per day compared to $21,468 per day per vessel for the same period in 2007.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Shipping rates in the first nine months of 2008 were on average stronger compared to the first nine months of 2007, but rates fell by more than 90% in the last three months of the year and were significantly weaker than the last three months of 2007. Our vessels that operated in the spot market or came off time charter contracts and had to be rechartered were negatively influenced by the depressed market levels during the fourth quarter of 2008.

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

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. On January 1, 2009, we switched to using the direct expense method of accounting for such expenses as opposed to the deferral method that we employed previously. In 2008, we had five vessels undergoing drydocking for which we incurred $6.13 million of expenses. In 2007, we had seven vessels undergoing drydocking for which we paid $5.77 million.

Vessel depreciation. Vessel depreciation in 2008 was $28.28 million. Comparatively, depreciation in 2007 amounted to $16.42 million. Depreciation in 2008 was higher than in 2007 because of the higher average number of vessels and also because full year depreciation was charged for vessels bought in 2007 and depreciation for one additional vessel bought in 2008.

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

Net gain or loss from vessel sales. There was no vessel sale in 2008 compared to one vessel sold in 2007 for a gain of $3.44 million.

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

Net income. As a result of the above, net income for the year ended on December 31, 2008 was $21.49 million compared to $36.46 million for the same period in 2007, representing an decrease of 41.1%.

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

Drydock costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Up to December 31, 2008, we capitalized the costs associated with drydockings as they occurred and amortized these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking included actual costs incurred at the drydock yard, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise and the cost of hiring a third party to oversee a drydocking. These criteria were consistent with industry practice and the policy of capitalization reflected the economics and market values of the vessels. As of January 1, 2009, the Company elected to change the method of accounting for drydocking and special survey expenses to the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred. We reflected this change as a change in accounting principles from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. The new accounting principle has been applied retrospectively to all periods presented (see also Note 2 of attached Financial Statements).

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

The Company did not note for 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade.   Starting at the end of the third quarter and during the fourth quarter of 2008, the charter rates in the drybulk and containership market declined significantly and vessel values also declined (although there were scarce transactions to document that) both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These were conditions that the Company considers to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2008. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value.   This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.  The Company determined that the carrying amounts of its vessels held for use were recoverable.  The Company recorded an impairment loss for two of its vessels that were classified as held for sale as of December 31, 2008. The impairment loss for these assets was measured on the basis of their fair market value as per the agreed sale price less cost to sell them and estimated at $25.11 million. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  During 2009, charter rates and vessel values for drybulk vessels improved significantly from the levels observed (or assessed in the case of vessel values) in the fourth quarter of 2008 and first quarter of 2009.  In contrast, charter rates and values in the containership market remained depressed throughout the year. Once again, the Company considered the conditions of the containership market to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2009 and determined that the carrying amounts of its vessels held for use were recoverable.

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

Stock incentive plan awards

We include share-based compensation in "Other general and administrative expenses" in the consolidated statements of operations. Share-based compensation represents vested and nonvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered nonvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period. In addition, nonvested awards granted to non-employees are measured at its then-current fair value as of the financial reporting dates until non-employees complete the service.

Investments

We classify unrestricted publicly traded investments as trading securities and record them at fair value. For trading securities, the Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Gain (loss) on investments". In accordance with the guidance relating to "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the above-said guidance hierarchy (see Note 16)). The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted the guidance relating to "The Fair Value Option for Financial Assets and Financial Liabilities" which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Derivative financial instruments

We record every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized in other comprehensive impact or earnings depending whether specific hedge accounting criteria are met at the inception of the hedge in accordance with the guidance relating to "Accounting for Derivative Instruments and Hedging Activities".

For the years ended December 31, 2008 and 2009, the interest rate swaps and the Freight Forward Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of operations. There were no interest rate swaps or FFA contracts for the year ended December 31, 2007.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements attached to this report.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds on our balance sheet which include remaining funds raised from our follow-on common stock offering in November 2007, continuous offering program, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward.  In our opinion our working capital is sufficient for our present requirements.

Cash Flows

As of December 31, 2009, we had a cash balance of $40.98 million and $7.69 million of restricted cash and cash in restricted retention accounts.  We owe funds to a related company of $1.42 million.  Amounts owed to such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  We occasionally may owe funds to such related company if the timing of any advance delays disbursement of funds.  Interest earned on funds deposited in related party accounts, if any, is credited to the account of the ship-owning companies or Euroseas.  We do not owe interest for any funds that we may owe to such related company. Of the $12.4 million funds shown under "Other deposits" in the current assets section of the consolidated balance sheets, $9.1 million represent mark-to-market margin requirements for our FFA derivative contracts and is the amount required to close all such positions as of December 31, 2009; the remaining amount of $3.3 million represents a "base" margin for the same contracts which will be released to us when the contracts are settled or closed. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $28.49 million including the current portion of long term debt which was $14.03 million as of December 31, 2009. All of the $10.78 million dividend declared was paid as of December 31, 2009, except for $46,750 that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and cash on our balance sheet.

Net cash from operating activities.
Our net cash from operating activities for 2009 was $7.84 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net loss for the period was $15.63 million, which was increased by $19.09 million of vessel depreciation, $8.96 million loss on the sale of vessels and $7.6 million unrealized loss on derivatives; and, it was further decreased by $12.4 million increase in margin requirements of FFA derivative contracts. In 2008, net cash flow from operating activities was $74.28 million based on a contribution of net income of $21.49 million increased by an impairment loss of $25.11 million and by $28.28 million of vessel depreciation amongst other adjustments.

Net cash from investing activities.

In 2009, we purchased three vessels for an aggregate purchase price of $62.22 million and had proceeds from the sale of four vessels of $16.67 million in the aggregate.  We had to increase restricted cash by $0.71 million and collected insurance proceeds of $0.67 million for total cash used in investment activities of $45.60 million. In 2008, we purchased one vessel for $43.58 million and advanced $1.82 million as a deposit for the purchase of another vessel that was completed in January 2009; also, we had to increase the restricted cash and the cash we had in retention accounts by $0.74 million for total funds used in investment activities of $46.15 million.  It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash used in financing activities.

In 2009, net cash provided by financing activities amounted to $4.89 million. This is accounted for by the $0.65 million raised through our continuous stock offering program (after selling commissions) and $33.00 million in proceeds from new long term borrowings reduced by $17.50 million of repayments of long-term debt as well as by $10.85 million of dividends paid, $0.20 million of offering expenses paid and $0.21 million of loan arrangement fees paid. In 2008, net cash used in financing activities amounted to $58.42 million. These funds consisted primarily of $34.55 million of dividends paid and $25.58 million of loan repayments. We also had proceeds from shares issued of $1.81 million and we paid $0.11 million for stock offering expenses.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. We did not draw any new loans in 2008.

As of December 31, 2009, we had nine outstanding loans with a combined outstanding balance of $71.52 million. These loans have maturity dates between 2011 and 2017. Our long-term debt as of December 31, 2009 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2009 is provided in Note 9 of our attached financial statements. In 2010, we plan to repay approximately $14.03 million of the above debt.

The loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash.  Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. We are not in default of any credit facility covenant.

Continuous Equity Offering Program

On September 4, 2009, we established a continuous equity offering program by entering into a sales agreement with Citigroup, as sales agent.  In connection therewith, on the same date we filed a prospectus supplement to our existing shelf registration statement on Form F-3 relating to the offer and sale of up to 7,000,000 common shares.  We have thus far sold 134,100 shares under this program with aggregate net proceeds to us of approximately $0.65 million and aggregate commissions paid to Citigroup of approximately $13,250. We have suspended the program as of January 16, 2010.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our most recent vessel acquisitions consisted of two panamax drybulk carriers, m/v Pantelis, which was delivered to us in July 2009, and m/v Eleni P, which was delivered to us in March 2009, and one handymax drybulk carrier, m/v Monica P, which was delivered to us in January 2009.  We financed m/v Monica P and m/v Eleni P with equity and two separate $10.00 million loans and m/v Pantelis with equity and a $13.00 million loan.  Of our eight acquisitions during 2007 and 2008, five were financed with 100% equity while the remaining three were financed with equity and debt.

Two of the vessels in our operating fleet underwent scheduled drydocking or special survey in 2009. By May 15,  2010, two more vessels completed their drydocking or special survey. In the remainder of 2010, four additional vessels are scheduled to undergo a special survey, intermediate survey or drydocking. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

On May 7, 2010, the Company announced the declaration of its nineteenth consecutive dividend since its private placement in August 2005.  This dividend of $0.05 per share of common stock is expected to be paid on or about June 18, 2010 to all shareholders of record as of June 11, 2010.  This follows the Company's prior dividend declarations of $0.05 per share of common stock on February 23, 2010, $0.05 per share of common stock on November 16, 2009, $0.10 per share of common stock on August 4, 2009, $0.10 per share of common stock on May 13, 2009, $0.10 per share of common stock, on February 17, 2009, $0.20 per share of common stock on November 12, 2008, $0.32 per share of common stock on August 5, 2008, $0.31 per share of common stock on May 8, 2008, $0.30 per share of common stock, on February 7, 2008, $0.29 per share of common stock on October 16, 2007, $0.25 per share of common stock on July 17, 2007, $0.24 per share of common stock on May 8, 2007, $0.22 per share of common stock on January 8, 2007, $0.21 per share of common stock on November 9, 2006, $0.18 per share of common stock on August 7, 2006, $0.18 per share of common stock on May 9, 2006, $0.18 per share of common stock on February 7, 2006 and $0.21 per share of common stock on November 2, 2005.  The aggregate amount of all such dividends paid was $80.88 million; an additional $70,250 will be paid if and when unvested restricted incentive stock awards vest.

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

The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  Based on CRSL, as of May 1, 2010, the global drybulk carrier orderbook amounted to approximately 287.1 million dwt, or about 60% of the existing fleet, with more than half of the vessels on the orderbook scheduled to be delivered by the end of 2011, however, there is increasing indication that a substantial number of orders will be delayed or cancelled, following the trend of delays and cancellations of about 40% of the scheduled deliveries during 2009.  Containership orderbook (including multipurpose vessels) amounted to approximately 4.61 million teu, or about 31.7% of the existing fleet with most vessels, again, expected to be delivered in 2010 and 2011.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007,  and the first nine months of 2008 the majority of the handysize and handymax bulkers and feedership, handysize and intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of the October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels. On the contrary, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel ages. For example, we sold one of our laid-up vessels, m/v Artemis, built in 1987 (a 22-year old vessel) for scrap.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of May 15, 2010, approximately 68% of our ship capacity days in 2010, including fixed spot employment in the first and second quarter of the year, and approximately 31% of our ship capacity days in 2010, are under time charter contracts or protected from market fluctuations via FFA contracts.

E.	Off-balance Sheet Arrangements

As of December 31, 2009 we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2009:

		Less Than
In U.S. dollars	Total	One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$71,515,000	$14,030,000	$18,600,000	$27,445,000	$11,440,000
Interest Payments (1)	$11,545,866	$2,999,593	$5,083,535	$2,420,956	$1,041,782
Vessel Management fees (2)	$10,953,655	$3,488,657	$5,940,155	$1,524,854	—
Other Management fees (3)	$3,749,687	$1,165,000	$2,453,752	$130,935	—
Derivative contracts (4)	$9,118,119	$9,118,119	—	—	—

(1)       Assuming the amortization of the loans as of December 31, 2009 described above and an average calculated interest rate margin over LIBOR of about 1.72%, 1.83%, 1.94% and 2.60% p.a. for the four periods, respectively, and based on an underlying assumption for LIBOR calculated from the forward rates of the LIBOR yield curve as of December 31, 2009 of 0.69%, 2.24%, 3.39%, 4.20% and 4.64% for years 1 to 5, respectively. Also includes our obligation to make payments required as of December 31, 2009 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).

(2)       Refers to our obligation for management fees of 665 Euros per day per vessel (approximately $897.75) starting on January 1, 2010 for the fifteen vessels owned by Euroseas as of that date under the initial five-year management contract each shipowning company signs with Eurobulk when a vessel is acquired; the rate of these agreements is set in the Master Management Agreement which expires on February 6, 2013.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.35 USD/Euro). The initial 5-year term of individual shipowning company management contracts start expiring in 2010; the contracts continue but are cancelable with two months notice. We have assumed that the two laid-up vessels as of December 31, 2009 remain laid-up during 2010 and, thus, pay half the daily management fee but are re-activated as of January 1, 2011.

(3)       Refers to our obligation for management fees of $1,165,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2010 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on February 6, 2013.

(4)       Refers to our obligation to make payments required as of December 31, 2009 under our outstanding FFA contracts. We have used the FFA rates as of December 31, 2009 to estimate the payments required under our FFA contracts (see Item 11).

G.           Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas Dr. Anastasios Aslidis Aristides P. Pittas Stephania Karmiri Panagiotis Kyriakopoulos George Skarvelis George Taniskidis Gerald Turner	50 50 58 42 49 49 49 62	Chairman, President and CEO; Class A Director CFO and Treasurer; Class A Director Vice Chairman; Class A Director Secretary Class B Director Class B Director Class C Director Class C Director

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle - Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than

20 years of experience in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring of private equity investments in the maritime industry and other business development for Marsoft's services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from the Massachusetts Institute of Technology.

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

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He was  the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we paid $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. Under this Master Management Agreement, as amended in July 2007 and February 2008, for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary Mrs. Stephania Karmiri, and, our internal auditor, and other services associated with us being a public company we pay Eurobulk $1,100,000 per year starting January 1, 2008, before bonuses, adjusted annually every January 1st for Greek inflation. On January 1, 2009, the management fee for executive services and other services associated with us being a public company was adjusted to $1,150,000 and on January 1, 2010 was adjusted to $1,165,000 to account for inflation in Greece. In 2005, 2006, 2007, 2008 and 2009 we paid $250,000, $508,750, $608,750, $1,100,000 and $1,150,000, respectively.

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

On December 18, 2007, the Board of Directors awarded 135,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which vested on December 20, 2007 and the remainder which vested on December 15, 2008.  On February 7, 2008, the Board of Directors awarded 150,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on August 7, 2008 and the remainder vested on August 7, 2009. On November 12, 2008, the Board of Directors awarded 160,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2009 and the remainder which will vest on November 16, 2010. On November 4, 2009, the Board of Directors awarded 165,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2010 and the remainder which will vest on July 1, 2011. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

On May 5, 2010, the Board of Directors adopted a new equity incentive plan which is similar to our 2007 plan. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the new plan is 1,500,000 shares of common stock. The new equity incentive plan was adopted on May 5, 2010 and becomes effective on June 15, 2010.

C.	Board Practices

The term of our Class A directors expires in 2011, the term of our Class B directors expires in 2012 and the term of our Class C directors expires in 2010.

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

•
We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we may not be able to maintain a board of directors with a majority of independent directors in the future.

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

•
The Board of Directors adopted a new equity incentive plan in May 2010.  Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Market reflecting this event.

•
As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.

•
In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

D.	Employees

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the services of our Chief Executive Officer,, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, messrs. Aristides J. Pittas, Dr. Anastasios Aslidis, Symeon Pariaros, Konstantinos Siademas and Ms. Stefania Karmiri.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel.  As of December 31, 2009, approximately 135 officers and 210 crew members served on board the vessels in our fleet.

E.	Share Ownership

The following table sets forth certain information the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group as of May 15, 2010.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock

Friends Investment Company Inc.(2)	10,177,117	32.7%
Aristides J. Pittas(3)	150,000	*
George Skarvelis(4)	17,000	*
George Taniskidis(5)	20,000	*
Gerald Turner(6)	20,000	*
Panagiotis Kyriakopoulos(7)	20,000	*
Aristides P. Pittas(8)	25,000	*
Anastasios Aslidis(9)	80,500	*
Stefania Karmiri (10)	—	*
Symeon Pariaros (11)	11,700	*
All directors and officers as a group	10,518,317	33.8%
——————

*	Indicates less than 1.0%.

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

(3)
Does not include 1,335,506 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends.  Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on November 16, 2010, 20,000 shares vesting on July 1, 2010 and 20,000 shares vesting on July 1, 2011.

(4)
Does not include 561,311 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(5)
Does not include 32,882 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(6)
Does not include 150,389 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(7)
Does not include 63,545 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(8)
Does not include 912,596 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on November 16, 2010, 5,000 shares vesting on July 1, 2010 and 5,000 shares vesting on July 1, 2011.

(9)	Includes 12,500 shares vesting on November 16, 2010, 12,500 shares vesting on July 1, 2010 and 12,500 shares vesting on July 1, 2011.

(10)
Does not include 2,226 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(11)	Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See section 6(B) of this annual report, "Compensation."

Options

No options were granted during the fiscal year ended December 31, 2009. There are currently no options outstanding to acquire any of our shares.

Warrants

In connection with our Private Placement in August 2005, we issued warrants to purchase 585,589 shares of our common stock. The warrants have a five year term and an exercise price of $10.80 per share. During 2007, 248,463 of the above warrants were exercised and an additional 192,213 warrants were exercised in 2008. No warrants were exercised during 2009. As of May 15, 2010, there are 144,913 warrants outstanding. We do not currently have any other outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of May 15, 2010 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock

Friends Investment Company Inc.(2)	10,174,117	32.7%
Royce & Associates, LLC(3)	2,243,346	7.2%
Wellington Management Co. LLP(4)	1,776,600	5.7%
Aristides J. Pittas(5)	150,000	*
George Skarvelis(6)	17,000	*
George Taniskidis(7)	20,000	*
Gerald Turner(8)	20,000	*
Panagiotis Kyriakopoulos(9)	20,000	*
Aristides P. Pittas(10)	25,000	*
Anastasios Aslidis(11)	80,500	*
Stefania Karmiri (12)	—	*
Symeon Pariaros (13)	11,700	*
All directors and officers and 5% owners as a group	14,538,263	46.8%
——————

*	Indicates less than 1.0%.

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

(3)	As disclosed on Schedule 13F filed on May 17, 2010.

(4)	As disclosed on Schedule 13F filed on May 19, 2010.

(5)
Does not include 1,335,506 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends.  Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on November 16, 2010, 20,000 shares vesting on July 1, 2010 and 20,000 shares vesting on July 1, 2011

(6)
Does not include 561,311 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(7)
Does not include 32,882 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(8)
Does not include 150,389 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends.  Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(9)
Does not include 63,545 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

(10)
Does not include 912,596 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on November 16, 2010, 5,000 shares vesting on July 1, 2010 and 5,000 shares vesting on July 1, 2011.

(11)	Includes 12,500 shares vesting on November 16, 2010, 12,500 shares vesting on July 1, 2010 and 12,500 shares vesting on July 1, 2011.

(12)
Does not include 2,226 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(13)	Includes 2,500 shares vesting on November 16, 2010, 2,500 shares vesting on July 1, 2010 and 2,500 shares vesting on July 1, 2011.

B.	Related Party Transactions

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

Our Master Management Agreement with Eurobulk is effective as of February 7, 2008 and has an initial term of 5 years until February 6, 2013. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk. Under the Master Management Agreement, we pay Eurobulk since January 1, 2010 a fixed cost of $1,165,000 annually, adjusted for Greek inflation every January 1st, and a per ship per day cost of €665 (or $897.75 based on $1.35/Euro exchange rate) adjusted annually for inflation (every January 1st).  This cost will be reduced by half (332.5 Euros per vessel per day) for the vessels that are laid up. Eurobulk has received fees for management and executive compensation expenses of $2,161,856, $2,775,339, $4,277,887, $6,487,415 and $6,224,303 for years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart has received chartering and vessel sale commissions of $536,180, $588,149, $1,177,916, $1,663,526 and $910,273 for years ended December 31, 2005, 2006, 2007, 2008 and 2009, respectively.  Eurochart also received 1% commission for vessel acquisitions we did from the sellers of the vessels that we acquired.

We engaged Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on our behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with Royal Bank of Scotland ("RBS"), until we established our own separate FFA trading account. These six FFA contracts were for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. In January 2009, we set up our own FFA trading account with Banque de Paris – Paribas ("BNP") and subsequent FFA contracts were entered into via this account. We transfered the RBS contracts to our own account with BNP. Eurotrade S.A. continues to act as our agent in executing trades under our direction. We did not pay any fees to Eurotrade S.A. for these arrangements.

More Maritime Agencies Inc., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we paid a fee of $50 per crew member per month and pay a commission on premium not exceeding 5%, respectively.  More Maritime Agencies was our crewing agent until the end of 2009 when it was replaced by another crewing agent, Technomar S.A., also an affiliate.  The terms of the arrangement between us and Technomar S.A. are similar to the terms  we had with More Maritime Agencies Inc.

Aristides J. Pittas, Euroseas' President, Chief Executive Officer and Chairman, has provided personal guarantees for some of Euroseas' debts. Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart, Eurotrade and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.  As of July 2, 2008, all the shares of Euroseas held by Friends at such time (9,539,211 shares) and all of Eurobulk Marine Holdings Inc.'s shares of Euroseas (416,668 shares) were registered under our F-3 registration statement.

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

On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates will provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.  See Item 8B(b) below.

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

Euroseas paid $46,875,223 (consisting of $30,175,223 of dividends and $16,700,000 as return of capital), $9,465,082, $20,278,538, $34,547,950 and $10,849,609 in  2005, 2006, 2007, 2008 and 2009, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company. Since our Private Placement in August 2005, we declared and paid dividends of $2,650,223 for the third quarter of 2005, $2,271,620 for each of the fourth quarter of 2005, first quarter of 2006 and second quarter of 2006, $2,650,223 for the third quarter of 2006, $2,776,433 for the fourth quarter of 2006, $4,409,321 for the first quarter of 2007, $6,052,064 for the second quarter of 2007, $7,040,717 for the third quarter of 2007 and $9,128,334 for the fourth quarter of 2007, $9,433,373 for the first quarter of 2008, $9,808,346 for the second quarter of 2008, $6,177,897 for the third quarter of 2008, and $3,057,561 for the fourth quarter of 2008, $3,057,561 for the first quarter of 2009, $3,164,661 for the second quarter of 2009, $1,569,826 for the third quarter of 2009 and 1,542,486 for the fourth quarter of 2009 and the first quarter of 2010. As of December 31, 2009, dividends of $46,750 have accrued and will be paid if and when unvested incentive stock awards vest. The most recent dividend, declared on May 7, 2010 for the results of first quarter of 2010, will be paid on or about June 18, 2010 to the shareholders on record as of June 11, 2010. After the latter dividend, $70,250 would have accrued as dividends of the unvested stock awards which will be paid if and when unvested incentive stock awards vest.  See Item 8.B(a).

B.	Significant Changes

After December 31, 2009, the following significant events occurred:

a)      On February 23, 2010, the Board of Directors declared a cash dividend of $0.05 per share of Euroseas Ltd. common stock.  Such cash dividend was paid on or about March 26, 2010 to the holders of record of shares of Euroseas Ltd. common stock as of March 17, 2010.

b) On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône to form Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, Euroseas will invest up to $25 million, while Eton Park and Rhône will each invest up to $75 million for a total of $175 million, with each holding a proportionate ownership interest in Euromar.  Euroseas will also receive options in Euromar which are triggered if certain performance milestones are achieved.  Euromar will be managed by a board of six directors, composed of two directors appointed by each of Euroseas, Eton Park and Rhône.  Management of the vessels and various administrative services pertaining to the vessels will be performed by Euroseas and its affiliates, Eurobulk and Eurochart.

The Joint Venture includes the option by Eton Park and Rhône, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity.  Depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased from 7 to up to a maximum of 11 directors for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  The Joint Venture also permits Euroseas to redeem for fair market value its interest in the Joint Venture in certain instances and at any time following the three year anniversary of the Joint Venture.  In addition, Euroseas and its affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.

c)      On May 7, 2010, the Board of Directors declared a cash dividend of $0.05 per share of Euroseas Ltd. common stock.  Such cash dividend is expected to be paid on or about June 18, 2010 to the holders of record of shares of Euroseas Ltd. common stock as of June 11, 2010.

d) On May 5, 2010, the Board of Directors adopted a new equity incentive plan which is similar to our 2007 plan. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the new plan is 1,500,000 shares of common stock. The new equity incentive plan was adopted on May 5, 2010 and becomes effective on June 15, 2010.

e)      On May 12, 2010, M/V "Eleni P", a vessel owned by a wholly owned subsidiary of the Company, was hijacked by pirates off the coast of Somalia.   As of the date of this filing, the Company is working diligently to assure the safety of its crew and to successfully resolve this matter.

f)  On May 20, 2010, a subsidiary of the Company purchased the 30,300 dwt, 2008 teu containership vessel M/V "Oder Trader" built in 1998 in Poland, for $15.85 million.  The vessel is expected to be delivered to the Company in June 2010.  The Company plans to finance the acquisition with cash reserves from its balance sheet.

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

Period	Low	High

Year ended Dec. 31, 2007	7.00	20.79
1st quarter 2007	7.00	10.00
2nd quarter 2007	10.35	15.75
3rd quarter 2007	11.80	16.91
4th quarter 2007	11.75	20.79

Year ended Dec. 31, 2008	3.12	16.80
1st quarter 2008	9.60	14.08
2nd quarter 2008	12.32	16.80
3rd quarter 2008	7.97	13.40
4th quarter 2008	3.12	7.83

Year Ended Dec. 31, 2009	3.51	6.05
1st quarter 2009	3.51	5.82
2nd quarter 2009	3.57	6.05
3rd quarter 2009	4.23	5.30
4th quarter 2009	3.82	5.02
October 2009	3.91	4.44
November 2009	3.82	5.02
December 2009	3.90	4.34

Year 2010(*)	3.41	4.50
1st quarter 2010	3.75	4.50
2nd quarter 2010	3.41	4.17
January 2010	4.06	4.50
February 2010	3.78	4.17
March 2010	3.75	4.05
April 2010	3.80	4.17
May 2010 (*).	3.41	3.97

(* Until May 25, 2010)

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Not Applicable.

B.	Articles of Incorporation, as amended, and Bylaws, as amended

We refer you to the Section of our F-3 Registration Statement (File No. 333-152089) entitled "Description of Capital Stock" and Exhibits 3.1 (Articles of Incorporation), 3.2 (Bylaws), 3.3 (Amendment to Articles of Incorporation) and 3.4 (Amendment to Bylaws) filed herewith, incorporated by reference herein.

Shareholders' Rights Plan

We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar joint venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan.

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

The Marshall Islands, Liberia, Cyprus and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2009 each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2009 taxable year and we intend to take this position on our United States federal income tax return.

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

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, the nature of our operations may change in the future.

If we were to be classified as a PFIC in any taxable year, a U.S. Holder (i) would generally be required to treat any gain on sales of our shares held by him as ordinary income and pay an interest charge on the value of the deferral of their United States federal income tax attributable to such gain and (ii) could also be subject to an interest charge on distributions paid by us.  In addition, for taxable years beginning on or after March 18, 2010, if we are treated as a PFIC, a U.S. Holder of our shares will be required to file an annual information return containing information regarding us as required by United States Department of the Treasury regulations.

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

Interest Rate Fluctuation Risk

The international drybulk, containership and multipurpose vessel industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. In 2008, we entered into an interest rate swap contract for a notional amount of $25.0 million in order to manage interest costs and the risks associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 3.99% on the relevant amount if the 3-month LIBOR is greater than 3.99%. If 3-month LIBOR is less than 3.99%, Eurobank receives an amount from the Company based on 3.99% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 3.99% no amount is due or payable to the Company. The swap is effective from July 14, 2008 to July 14, 2013. In 2009, we entered into a second interest rate swap contract for a notional amount of $25.0 million. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 2.88% on the relevant amount if the 3-month LIBOR is greater than 2.88%. If 3-month LIBOR is less than 2.88%, Eurobank receives an amount from the Company based on 2.88% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 2.88% no amount is due or payable to the Company. The swap is effective from July 8, 2009 to July 8, 2014. These swap contracts do not cover our entire debt over the next two years and thus increasing interest rates could adversely impact future earnings.

As at December 31, 2009, we had $71.52 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 2.70%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period ended December 31, 2009 by approximately $669,000 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $(loans)	Amount in $ (swap)
2010	666,000	(500,000)
2011	533,000	(500,000)
2012	435,000	(500,000)
2013	352,000	(384,000)
2014 and thereafter	306,000	(129,000)

Charter Rate Fluctuation Risk

In December 2008 and during 2009, we entered into FFA contracts to hedge our exposure to the drybulk market.  These are futures contracts on an index of the earnings of a typical drybulk vessel of certain type and size (i.e. a modern panamax drybulk carrier). Selling such a contract for a specific period entitles you to receive the agreed upon daily rate (index level) for the period in exchange for the actual daily rate (index level) for each of the days of the period.  Sale of FFA contracts is designed to secure a certain level of revenues in conjunction with our drybulk vessels operating in the spot market under the expectation that the amount the vessels earn in the spot market is correlated to the daily rate (index level) that we have to pay to settle the FFA contracts. However, there are risks that the hedge may not work in the intended way because the vessels, even when employed in the spot market, are chartered for short periods of time (as opposed to earning the daily rate that is used for the settlement of the FFA contract), are employed in routes possibly different from the one(s) used in the index and are of different size from the vessel assumed in the index.

As of December 31, 2009, we have FFA contracts outstanding  for a total of 905 days in 2010 for an average daily rate of approximately $12,800 on the Baltic Panamax 4-TC index. The contracts are to be settled monthly.  There is also a margin maintenance requirement (over and above a base margin) based on marking the contract to market.  The table below shows the sensitivity of our FFA contracts and margin requirements for an increase of $1,000/day in the Baltic Panamax 4-TC index. Specifically, the mark-to-market value of our FFA contracts will decrease and the amount we will have to post as margin will increase.

Year Ended December 31,	Change in Fair Value in $
2010	(905,000)
Margin	Amount in $
Maximum increase in margin	905,000

As of May 1, 2010, we have settled about 331 days of the above contracts and we have outstanding contracts for about 574 days for the rest of 2010. We have not entered into any additional FFA contracts.

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 26% of our vessel operating expenses including drydocking expenses in 2009 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros (655 Euros per vessel per day in 2009), and, certain general and administrative expenses (about 20% in 2009) are mainly in Euros and some other currencies. On December 31, 2009, approximately 34% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year to December 31, 2009 was $36,477.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar joint venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan.

Item 15.	Controls and Procedures

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer has concluded that our disclosure controls and procedures are effective, as of December 31, 2009.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

(c)  Attestation Report of the Registered Public Accounting Firm

Deloitte. Hadjipavlou, Sofianos and Cambanis S.A., or "Deloitte", an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2009, has issued the following attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated May 28, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
May 28, 2010

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

Item 16C.              Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2009 (dollars in thousands)	2008 (dollars in thousands)
Audit Fees	$ 531	$ 546
Further assurance / audit related fees	-	-
Tax fees	-	-
Other fees / expenses	-	-
Total	$ 531	$ 546

Audit fees relate to regular audit services and audit of our internal controls and services required for follow-on common stock offerings, our shelf registration filings, our continuous equity offering (currently suspended) and filings on Form S-8.

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

We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we may not maintain a board of directors with a majority of independent directors in the future.

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

The Board of Directors adopted a new equity incentive plan in May 2010.  Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Market reflecting this event.

As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.

In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

OTHER THAN AS NOTED ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

The following financial statements set forth on pages F-1 through F-46 are filed as part of this annual report.

Item 19.	Exhibits

1.1	Articles of Incorporation of Euroseas Ltd.(11)
1.2	Bylaws of Euroseas Ltd.(11)
1.3	Amendment to Articles of Incorporation of Euroseas Ltd.(11)
1.4	Amendment to Bylaws of Euroseas Ltd.(11)
2.1	Specimen Common Stock Certificate(7)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
2.6	Form of Registration Rights Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
3.1
Form of Shareholder Voting Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd., All Seas Investors III LP, Friends Investment Company Inc. and Aristides J. Pittas dated March 25, 2010(11)

4.1	Form of Lock-up Agreement(1)
4.
4.2
Secured Loan Facility Agreement dated May 24, 2005 between Allendale Investments S.A. and Alterwall Business Inc. as borrowers, Fortis Bank (Nederland) N.V. and others as lenders, and Fortis Bank (Nederland) N.V. as agent and security trustee for $20,000,000(1)

4.3	Form of Standard Ship Management Agreement(1)
4.4	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.5	Form of Current Time Charter(1)
4.6	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008 (6)
4.7	Addendum No. 1 to Amendment to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009 (9)
4.8	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of USD$8,250,000 dated June 30, 2006(3)
4.9	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of USD$15,500,000 dated August 30, 2006(3)
4.10	Euroseas 2007 Equity Incentive Plan(8)
4.11	Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of USD$20,000,000 dated November 14, 2006(4)
4.12	Amendment to Loan Agreement among Xingang Shipping Ltd., as borrower, HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, dated April 14, 2010(11)
4.13	Form of Right of First Refusal(5)
4.14	Form of Advisory Agreement(5)
4.15	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$10,000,000 dated June 7, 2007(6)
4.16	Supplemental Agreement to Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, dated August 5, 2009(11)

4.17	Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$15,000,000 dated October 29, 2007 (6)
4.18	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 29, 2008 (9)
4.19	Form of Senior Security Debt Indenture(7)
4.20	Form of Subordinated Debt Security Indenture(7)
4.21	Loan Agreement between Saf-Concord Shipping Ltd., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of USD$10,000,000 dated January 9, 2009 (9)
4.22	Loan Agreement between Eleni Shipping Ltd., as borrower and Calyon, as lender, for the amount of USD$10,000,000 dated April 30, 2009 (9)
4.23	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated May 18, 2009(10)
4.24	Amendment to Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated March 25, 2010(11)
4.25	Loan Agreement between Pantelis Shipping Limited, as borrower, and HSBC Bank plc, as lender, for the amount of USD$13,000,000 dated December 15, 2009(11)
4.26	Amendment to Loan Agreement between Pantelis Shipping Limited, as borrower, and HSBC Bank plc, as lender, dated April 14, 2010 (11)
4.27
Form of Limited Liability Company Agreement for Euromar LLC, a Marshall Islands Limited Liability Company, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)

4.28	Form of Management Agreement among Euromar LLC, the vessel owning subsidiaries of Euromar LLC, Euroseas Ltd., Eurobulk Ltd. and Eurochart S.A. dated March 25, 2010(11)
4.29	Form of Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated March 25, 2010(11)
4.30	Euroseas 2010 Equity Incentive Plan(11)
8.1	Subsidiaries of the Registrant(11)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(11)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(11)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(11)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(11)
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(11)

(1)   Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

EUROSEAS LTD.
(Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO
Date: May 28, 2010

Euroseas Ltd. and Subsidiaries
Consolidated financial statements
December 31, 2008 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2010 expressed unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
May 28, 2010

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2008 and 2009
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2008 (as adjusted) (see Note 2)	December 31, 2009
Assets
Current assets
Cash and cash equivalents		73,851,191	40,984,549
Trade accounts receivable, net		1,233,895	1,650,713
Other receivables		1,439,628	239,656
Due from related company	8	4,678,750	-
Inventories	3	2,011,973	1,869,238
Restricted cash	9	2,181,264	1,191,230
Other deposits	16	-	12,376,119
Vessels held for sale	4	6,067,020	-
Trading securities		771,727	436,598
Derivatives	15, 16	61,670	-
Prepaid expenses		241,102	185,137
Total current assets		92,538,220	58,933,240

Fixed assets
Vessels, net	4	231,963,606	257,270,824
Advances for vessel acquisitions		1,821,798	-
Long-term assets
Restricted cash	9	4,800,000	6,500,000
Deferred charges, net	5	373,702	327,694
Derivatives	15, 16	68,038	386,536
Fair value of above market time charter acquired	7	1,653,422	-
Total long-term assets		240,680,566	264,485,054
Total assets		333,218,786	323,418,294

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	12,450,000	14,030,000
Trade accounts payable		2,283,488	1,843,182
Accrued expenses	6	1,206,466	1,060,326
Accrued dividends		116,750	46,750
Due to related company	8	-	1,416,380
Deferred revenues		4,533,601	1,247,782
Derivatives	15, 16	827,210	10,799,132
Total current liabilities		21,417,515	30,443,552

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2008 and 2009
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

Long-term liabilities
Long-term debt, net of current portion	9	43,565,000	57,485,000
Derivatives	15, 16	2,700,028	611,852
Fair value of below market time charters acquired	7	8,704,811	3,424,627
Total long-term liabilities		54,969,839	61,521,479
Total liabilities		76,387,354	91,965,031

Commitments and contingencies	11	-

Shareholders' equity
Common stock (par value $0.03, 100,000,000 shares authorized, 30,575,611 and 30,849,711 issued and outstanding)		917,269	925,492
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		234,567,670	235,588,391
Retained earnings / (Accumulated deficit)		21,346,493	(5,060,620)
Total shareholders' equity		256,831,432	231,453,263
Total liabilities and shareholders' equity		333,218,786	323,418,294

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2007, 2008 and 2009
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2007 (as adjusted – see Note 2)	2008 (as adjusted – see Note 2)	2009

Revenues
Voyage revenue	7	86,104,365	132,243,918	66,215,669
Commissions	8, 14	(4,024,032)	(5,940,460)	(2,433,776)
Net revenue		82,080,333	126,303,458	63,781,893

Operating expenses
Voyage expenses	14	897,463	3,092,323	1,510,551
Vessel operating expenses	14	17,240,132	27,521,194	23,673,480
Drydocking expenses	2	5,770,007	6,129,257	1,912,474
Vessel depreciation	4	16,423,092	28,284,752	19,092,384
Impairment loss	4	-	25,113,364	-
Management fees	8	3,669,137	5,387,415	5,074,297
Other general and administrative expenses		2,656,176	4,057,736	3,640,534
Net (gain) / loss on sale of vessels	4	(3,440,681)	-	8,959,321
Charter termination fees	4	-	-	(103,577)
Total operating expenses		43,215,326	99,586,041	63,759,464

Operating income		38,865,007	26,717,417	22,429

Other income/(expenses)
Interest and other financing costs		(4,850,239)	(2,930,737)	(1,437,637)
Change in fair value of derivatives	16	-	(3,474,635)	(15,778,209)
Foreign exchange gain/(loss)		(7,824)	7,888	36,477
Realized gain on investments		-	81,193	411,444
Unrealized gain (loss) on investments		98,744	(2,393,983)	(5,325)
Dividend income		-	315,266	-
Interest income		2,357,633	3,168,501	1,123,317
Other expenses, net		(2,401,686)	(5,226,507)	(15,649,933)

Net income / (loss)		36,463,321	21,490,910	(15,627,504)
Earnings / (loss) per share - basic	13	1.69	0.71	(0.51)
Weighted average number of shares outstanding during the year, basic	13	21,566,619	30,437,107	30,648,991
Earnings / (loss) per share - diluted	13	1.68	0.70	(0.51)
Weighted average number of shares outstanding during the year, diluted	13	21,644,920	30,505,476	30,648,991

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2007, 2008 and 2009
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income / (loss)	Number of Shares	Common Stock Amount	Preferred Shares Amount	Additional Paid - inCapital	Retained Earnings	Total
Balance, January 1, 2007		12,620,150	378,605	-	18,283,767	19,349,288	38,011,660
Cumulative effect of adjustment from change in accounting policy to January 1, 2007 (see Note 2)						(1,013,789)	(1,013,789)
Net income	36,463,321					36,463,321	36,463,321
Issuance of shares in public offerings, net of issuance costs		17,325,000	519,750	-	209,367,229	-	209,886,979
Issuance of shares for warrants exercised		248,463	7,454	-	2,675,947	-	2,683,401
Issuance of restricted shares for stock incentive award and share-based compensation		67,500	2,025	-	820,757	-	822,782
Dividends declared and paid ($1.00 per share)			-	-		(20,278,538)	(20,278,538)
Balance, December 31, 2007		30,261,113	907,834	-	231,147,700	34,520,282	266,575,816
Net income	21,490,910					21,490,910	21,490,910
Issuance of shares for warrants exercised		171,998	5,160	-	1,805,762	-	1,810,922
Issuance of restricted shares for stock incentive award and share-based compensation		142,500	4,275	-	1,614,208	-	1,618,483
Dividends declared ($1.13 per share)			-	-		(34,664,699)	(34,664,699)
Balance, December 31, 2008		30,575,611	917,269	-	234,567,670	21,346,493	256,831,432
Net loss	(15,627,504)					(15,627,504)	(15,627,504)
Issuance of shares in "Continuous Offering Program, net of issuance costs"		134,100	4,023	-	204,732	-	208,755
Issuance of restricted shares for stock incentive award and share-based compensation		140,000	4,200	-	815,989	-	820,189
Dividends declared ($0.30 per share)			-	-		(10,779,609)	(10,779,609)
Balance, December 31, 2009		30,849,711	925,492	-	235,588,391	(5,060,620)	231,453,263
The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

	2007 (as adjusted) (Note 2)	2008 (as adjusted) (see Note 2)	2009
Cash flows from operating activities:
Net income / (loss)	36,463,321	21,490,910	(15,627,504)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	16,423,092	28,284,752	19,092,384
Impairment loss	-	25,113,364	-
Amortization of deferred charges	72,715	85,141	110,504
Amortization of fair value of time charters	548,254	(6,144,507)	(3,626,762)
(Gain) / loss on sale of vessels	(3,440,681)	-	8,959,321
Share-based compensation	822,782	1,618,484	820,189
Investment in trading securities, net	(2,792,914)	(192,859)	741,248
(Gain) loss on trading securities	(98,744)	2,312,790	(406,118)
Unrealized loss on derivatives	-	3,397,530	7,626,918
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(671,888)	(183,791)	(416,818)
Prepaid expenses	(188,047)	189,503	55,965
Other receivables	(472,217)	(698,547)	532,133
Inventories	(1,187,547)	(108,295)	142,735
Other deposits	-	-	(12,376,119)
Due from related company	(2,641,936)	612,446	4,678,750
Increase/(decrease) in:
Due to related company	-	-	1,416,380
Trade accounts payable	2,755,051	(1,506,276)	(243,112)
Accrued expenses	1,074,809	(870,284)	(356,615)
Deferred revenue	2,292,721	883,380	(3,285,819)
Net cash provided by operating activities	48,958,771	74,283,741	7,837,660

Cash flows from investing activities:
Purchase of vessels	(149,502,254)	(43,582,320)	(62,224,639)
Advance for vessel purchase	-	(1,821,798)	-
Insurance proceeds	-	-	667,839
Change in restricted cash	(2,393,258)	(741,385)	(709,966)
Proceeds from sale of vessels	5,223,521	-	16,668,001
Net cash used in investing activities	(146,671,991)	(46,145,503)	(45,598,765)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

(Continued)

Cash flows from financing activities:
Issuance of share capital	527,204	5,030	4,023
Proceeds from shares issued	213,692,072	1,805,892	645,242
Offering expenses paid	(1,413,305)	(110,340)	(197,193)
Dividends paid	(20,278,538)	(34,547,949)	(10,849,609)
Loan arrangement fees paid	(110,000)	-	(208,000)
Proceeds from long-term debts	25,000,000	-	33,000,000
Repayment of long-term debts	(18,360,000)	(25,575,000)	(17,500,000)
Net cash provided by (used in) financing activities	199,057,433	(58,422,367)	4,894,463

Net increase (decrease) in cash and cash equivalents	101,344,213	(30,284,129)	(32,866,642)
Cash and cash equivalents at beginning of year	2,791,107	104,135,320	73,851,191
Cash and cash equivalents at end of year	104,135,320	73,851,191	40,984,549
Cash paid for interest	4,570,773	3,161,197	1,421,193
Non cash items:
Other increase in accrued expenses and deferred charges	-	143,505	297,008
Fair value of below market charters acquired	9,675,481	9,597,438	-

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
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
Years ended December 31, 2007, 2008 and 2009
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

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 33% of the Company's shares and of Eurobulk Marine Holdings Inc. which owns another 1.3% of the Company's shares as of December 31, 2009.

The manager has an office in Greece located at 4, Messogiou & Evropis Street, Maroussi, Athens, Greece. The manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 DWT bulk carrier motor vessel (M/V) "Ariel", which was built in 1977 and acquired on March 5, 1993.  M/V "Ariel" was sold in February, 2007.

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V "Nikolaos P", which was built in 1984 and acquired on July 22, 1996. M/V "Nikolaos P" was sold in February 2009.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V "Pantelis P", which was built in 1981 and acquired on June 4, 1997.  M/V "Pantelis P" was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V "Gregos", which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands. M/V "Gregos" was sold in December 2009.

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

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT container carrier M/V "Artemis", which was built in 1987 and acquired on November 25, 2005.  M/V Artemis was sold in December 2009.

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

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006. On November 6, 2009 the vessel was renamed M/V "YN Port Kelang" (from July 11, 2009 to November 5, 2009 the vessel was named M/V "Mastro Nicos").

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V "Manolis P", which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V "Clan Gladiator", which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V "Clan Gladiator" was renamed M/V "OEL Transworld" and on August 31, 2009 the vessel was renamed M/V "Captain Costas".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
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

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V "Ioanna P", which was built in 1984 and acquired on November 1, 2007. M/V "Ioanna P" was sold in January 2009.

•
Noumea Shipping Ltd, incorporated in Marshall Islands on May 14, 2008, owner of the Marshall Islands flag  34,677 DWT / 2,556 TEU container vessel M/V "Maersk Noumea", which was built in 2001 and acquired on May 22, 2008.

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V Monica P, which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V Eleni P, which was built in 1997 and acquired on March 6, 2009.

•	Pantelis Shipping Ltd. , incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 DWT bulk carrier M/V Pantelis which was built in 2000 and acquired on July 23, 2009.

During the years ended December 31, 2007, 2008 and 2009, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2007	2008	2009

A (Klaveness)	15.07%	8.81%	16.84%
B (Orient Express Lines)	-	6.05%	10.33%
C (Maersk Lines)	-	2.49%	10.25%
D (YM Lines)	12.53%	7.27%	8.66%
E (Sinochart)	12.10%	13.80%	2.52%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
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

Other comprehensive income

The Company presents separately comprehensive income, if any, and its components in shareholders' equity.  The Company has no other comprehensive income and, accordingly, comprehensive income / loss equals net income / loss for all periods presented.

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
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel.

Other deposits

Other deposits refer to deposits with certain banks in order to satisfy margin requirements of derivative contracts. They may include a base margin required to maintain the position and may also include an additional mark-to-market margin if the derivative contracts are out-of-the-money.

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories

Inventories are stated at the lower of cost and market value.  Inventories are valued using the FIFO (First-In First-Out) method.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

Vessels

Vessels are stated at cost which comprises the vessels' contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased to 30 years (from 25 years until then) in line with industry practice and intended use of such vessels; also, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of these changes was to reduce 2008 depreciation expenses by $0.8 million, or $0.03 per share and increase 2008 net income by the same amount; and, to reduce 2009 depreciation expenses by $6.4 million, or, $0.21 per share and decrease net loss for the year by the same amount.

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

Insurance proceeds

Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow. For example, certain hull and machinery claim receipts are classified as "cash flow from investment activities".  In 2009, the Company had $667,839 receipts for hull and machinery claims (mainly for M/V "Jonathan P", ex-M/V "OEL Intergrity ")  which were classified under "cash flows from investment activities".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

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

For the Company's vessels operating in chartering pools, revenues and voyage expenses are pooled and allocated to each pool's participants on a time charter equivalent basis in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. For vessels that simultaneously participate in spot chartering pools and cargo pools (pools of contracts of affreightment, also called, short funds; in the Company's case, participation in cargo pools requires participation in spot chartering pools), a combined time charter equivalent revenue is provided by the operator of the vessel and cargo pools. Revenues and voyage expenses are recognized during the period services were performed, the collectability has been reasonably assured, an agreement with the pool exists and price is determinable. Pool income may be subject to future adjustments by the pool however, the effect on the Company's income resulting from a subsequent reallocation of pool income on the results for the year historically has not been significant.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessels operating expenses comprise of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses are incurred when the vessel is chartered under a voyage charter and comprise of all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees. Voyage expenses are expensed as incurred.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Drydocking and special survey expenses

Drydocking and special survey expenses are expensed as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method (see also "Change in accounting principle for drydocking cost" at the end of this section).

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

Assets held for sale

It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies a vessel as being held for sale when all the following criteria are met:

•	management has committed to a plan to sell the vessel;
•	the vessel is available for immediate sale in its present condition;
•	an active program to locate a buyer and other actions required to complete the plan to sell the vessel has been initiated;
•	the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year;
•
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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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

Stock incentive plan awards

Share-based compensation represents vested and unvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in "Other general and administrative expenses" in the "Consolidated statements of operations." These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered unvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 13).

Investments

The Company classifies unrestricted publicly traded investments as trading securities and records them at fair value. The Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Gain (loss) on investments". In accordance with guidance relating to "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the "Fair Value Measurements" guidance hierarchy (see Note 16). The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted guidance relating to "The Fair Value Option for Financial Assets and Financial Liabilities" which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Impairment of long-lived assets

Impairment loss is recognized on a long-lived asset used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by the asset and the asset's carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company did not note for 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable.  However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for both drybulk carriers and containership vessels fell significantly and values of assets were significantly affected although there were limited transactions to confirm that. The Company considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Company performed the undiscounted cash flow test as of December 31, 2008 for its vessels held for use and determined that the carrying amount of those vessels was not impaired.    The Company recorded an impairment loss for two of its vessels that were classified as held for sale as of December 31, 2008. The impairment loss for these assets was measured on the basis of their fair value less costs to sell and amounted to $25,113,364. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  Although during 2009, market conditions generally improved compared to the end of 2008, the Company performed again the undiscounted cash flow test as of December 31, 2009 for its vessels held for use and determined that its vessels were not impaired.

Derivative financial instruments

Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as a component in other comprehensive income or earnings depending on whether specific hedge accounting criteria are met at the inception of the hedge and over the life of the contract in accordance with guidance relating to  "Accounting for Derivative Instruments and Hedging Activities".

For the years ended December 31, 2008 an 2009, the interest rate swaps and the Freight Forward Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the "Consolidated statements of operations." There were no interest rate swaps or FFA contracts for the years ended December 31, 2007.

Earning per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding at December 31, 2008 and 2009, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted net income per share gives effect to all potentially dilutive securities. The Company's outstanding warrants and unvested restricted shares were potentially dilutive securities during the twelve months ended December 31, 2008 and 2009 (Note 14).  However, if the result for the year is a loss the effect of any potentially dilutive securities is not considered.

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

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents, restricted cash and other deposits approximate their individual carrying amounts as of December 31, 2008 and 2009, due to their short-term maturity (see guidance relating to "Fair Value Instruments" in Recent Accounting Pronouncements section below).

The carrying amounts of borrowings under the Company's loan agreements approximate their fair value due to the variable interest rate they bear.

The fair value of the interest rate swaps is the estimated amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities.

The fair value of the Freight Forward Agreement ("FFA") contracts is the amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current broker quoted rates for same contracts and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities (see Note 15 - Financial Instruments for additional disclosure on the fair values of interest rate swap agreements and FFA contracts).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

i)  In March 2008 new guidance was issued with the intent to provide users of financial statements with enhanced understanding of derivative instruments and hedging activities.  The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts and gain and losses on instruments, and disclosures about credit –risk- related contingent features in derivative agreements.  The new guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  We have adopted the new guidance and included the required disclosures (see Note 16).

ii) In May 2009, the FASB issued guidance on "Subsequent Events."  This guidance sets forth general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance is effective for periods ending after June 15, 2009. In February 2010, the FASB amended the subsequent events guidance issued in May 2009 to remove the requirement for SEC filers to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. The amendment is effective upon issuance. The adoption of this guidance did not have an impact on our consolidated financial condition or results of operations.

iii)  On June 16, 2008, new guidance clarified that all outstanding unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The new guidance is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this new guidance did not have an impact on our consolidated financial statements as dividends are required to be returned to the entity if the employee forfeits the award.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

iv)  On June 29, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content will carry the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative. This new guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and updated references to US GAAP in these consolidated financial statements to reflect the guidance in the Codification.

(v) In September 2009, clarifying guidance was issued on multiple-element revenue arrangements. The revised guidance primarily provides two significant changes: 1) eliminates the need for objective and reliable evidence of the fair value for the undelivered element in order for a delivered item to be treated as a separate unit of accounting, and 2) eliminates the residual method to allocate the arrangement consideration. In addition, the guidance also expands the disclosure requirements for revenue recognition. The new guidance will be effective for the first annual reporting period beginning on or after June 15, 2010, with early adoption permitted provided that the revised guidance is retroactively applied to the beginning of the year of adoption. The Company is currently assessing the future impact of this new accounting pronouncement to its consolidated financial statements.

(vi)  In December 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the former FASB guidance, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. The Company evaluated this guidance and determined that it did not have an impact on the Company's consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Change in estimates

As discussed above, during the fourth quarter of 2008, the Company changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. These changes decreased net loss for year ended December 31, 2009 by $6.4 million, or $0.21 per share.

Change in accounting principle for drydocking costs

Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. The new accounting principle has been applied retrospectively to all periods presented.

Consolidated balance sheets
	December 31, 2008			December 31, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Increase (decrease)
Deferred charges	7,771,342	373,702	(7,397,640)	3,935,067	327,694	(3,607,373)
Total long-term assets	248,078,206	240,680,566	(7,397,640)	268,092,427	264,485,054	(3,607,373)
Total assets	340,616,426	333,218,786	(7,397,640)	327,025,667	323,418,294	(3,607,373)
Retained earnings	28,744,133	21,346,493	(7,397,640)	(1,453,247)	(5,060,620)	(3,607,373)
Total shareholders equity	264,229,072	256,831,432	(7,397,640)	235,060,636	231,453,263	(3,607,373)
Total liabilities and shareholders equity	340,616,426	333,218,786	(7,397,640)	327,025,667	323,418,294	(3,607,373)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Change in accounting principle for drydocking costs – continued

Consolidated statements of operations

	Year ended December 31, 2007			Year ended December 31, 2008			Year ended December 31, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Income (expense)
Drydocking expenses	-	5,770,007	5,770,007	-	6,129,257	6,129,257	-	1,912,474	1,912,474
Amortization of drydocking and special survey expense and vessel depreciation	17,963,072	16,423,092	(1,539,980)	32,230,901	28,284,752	(3,946,149)	23,973,871	19,092,384	(4,881,487)
(Gain) / loss on sale of vessels	(3,411,397)	(3,440,681)	(29,284)	-	-	-	8,138,067	8,959,321	821,254
Total operating Expenses	39,014,583	43,215,326	4,200,743	97,402,933	99,586,041	2,183,108	65,907,223	63,759,464	(2,147,759)
Operating income	43,065,750	38,865,007	(4,200,743)	28,900,525	26,717,417	(2,183,108)	(2,125,330)	22,429	2,147,759
Net income / (loss)	40,664,064	36,463,321	(4,200,743)	23,674,018	21,490,910	(2,183,108)	(17,775,263)	(15,627,504)	2,147,759
Earnings (loss) per share, basic	1.89	1.69	(0.20)	0.78	0.71	(0.07)	(0.58)	(0.51)	0.07
Earnings (loss) per share, diluted	1.88	1.68	(0.20)	0.78	0.70	(0.08)	(0.58)	(0.51)	0.07

Consolidated statements of cash flow

	Year ended December 31, 2007			Year ended December 31, 2008			Year ended December 31, 2009
	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As originally reported under the deferral method	As adjusted under the direct expense method	Effect of change	As computed under the deferral method	As reported under the direct expense method	Effect of change
Inflow (outflow)
Net income / (loss)	40,664,064	36,463,321	(4,200,743)	23,674,018	21,490,910	(2,183,108)	(17,775,263)	(15,627,504)	2,147,759
Amortization of deferred charges	1,612,695	72,715	(1,539,980)	4,031,290	85,141	(3,946,149)	4,991,991	110,504	(4,881,487)
(Gain) / loss on sale of vessels	(3,411,397)	(3,440,681)	(29,284)	-	-	-	8,138,067	8,959,321	821,254
Increase/(decrease) in trade accounts payable	1,920,051	2,755,051	835,000	(2,189,320)	(1,506,276)	683,044	(243,112)	(243,112)	-
Drydocking expenses paid	(4,935,007)	-	4,935,007	(5,446,213)	-	5,446,213	(1,912,474)	-	1,912,474

The amounts disclosed under the deferral method for the year ended and at December 31, 2009 are based on the estimated effect of not changing the drydocking accounting method to the direct expense method for this period.  Accordingly, these estimated period amounts have not been previously reported, but are disclosed in accordance with the requirements of guidance relating to "Change in Accounting Policy".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	2008	2009
Lubricants	1,410,063	1,346,502
Victualling	164,708	120,239
Bunkers	437,202	402,497
Total	2,011,973	1,869,238

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2007	113,530,775	(18,036,433)	95,494,342
- Depreciation for the year	-	(16,423,092)	(16,423,092)
- Purchase of vessels	159,177,734	-	159,177,734
Balance, December 31, 2007	272,708,509	(34,459,525)	238,248,984
- Depreciation for the year	-	(28,284,752)	(28,284,752)
- Purchase of vessel	53,179,758	-	53,179,758
- Vessels held for sale	(45,620,268)	14,439,884	(31,180,384)
Balance, December 31, 2008	280,267,999	(48,304,393)	231,963,606
- Depreciation for the year	-	(19,092,384)	(19,092,384)
- Purchase of vessels	64,046,437	-	64,046,437
- Sale of vessels	(33,986,672)	14,339,837	(19,646,835)
Balance, December 31, 2009	310,327,764	(53,056,940)	257,270,824

The Company acquired seven vessels during 2007 (M/V "Gregos", M/V "Manolis P", M/V "OEL Transworld", M/V "Despina P", M/V "Jonathan P", M/V "Tiger Bridge" and M/V "Ioanna P") for an aggregate purchase price plus costs required to make the vessels available for use of $159,177,734.  M/V "Tiger Bridge" and M/V "Ioanna P" were acquired with below market charters with estimated fair value of $9,675,481 (see Note 7 below).  During 2008, the Company acquired M/V "Maersk Noumea" for a purchase price of $53,179,758 with a below market charter with estimated fair value of $9,597,438 (see Note 7 below).  The Company made payments equal to the purchase price less the fair value of the below market charters to acquire the vessels. During 2009, the Company acquired M/V "Monica P", M/V "Eleni P" and M/V "Pantelis" for an aggregate purchase price plus costs required to make the vessels available for use of $64,046,437.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

On February 22, 2007, Searoute Maritime Ltd., a wholly-owned subsidiary of the company, sold M/V "Ariel", a handysize bulk carrier of 33,712 DWT built in 1977 for a gross price of $5,350,000 with 2% sales commissions resulting in a gain of $3,411,397.

In October and November 2008, the Company decided to dispose of two of its vessels. The Company completed the sale of the two vessels in January and February of 2009. The Company determined that the carrying values of the two vessels exceeded their fair values which were calculated on the basis of the agreed price to sell the vessels. Consequently, the Company recorded an impairment loss of $25,113,364, which represents the excess of the carrying values of the assets over their fair values, less cost to sell. The impairment loss is recorded as a separate line item ("Impairment loss") in the Income Statement for 2008. The carrying value of the assets that are held for sale is separately presented in the Balance Sheet in the caption "Assets held for sale" as of December 31, 2008; these assets were no longer depreciated from the time it was decided that they would be sold until the completion of the sale in January and February of 2009, respectively as mentioned above.

In November 2009, the Company decided to dispose of two of its vessels, M/V Artemis and M/V Gregos, which were sold in December 2009 for a gross price of $3,162,786 and $7,900,000, respectively. After sales commissions of 2% and 3%, respectively, and other sales expenses the Company recorded a loss of $8,959,321 from the sale of the two vessels.

5.	Deferred Charges, net

"Deferred charges, net" consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses.

	2007 (as adjusted)	2008(as adjusted)	2009
Balance, beginning of year	778,053	315,338	373,702
Additions, loan arrangement fees	110,000	-	208,000
Additions, deferred offering expenses	340,053	143,505	297,008
Amortization of loan arrangement fees	(72,715)	(85,141)	(110,504)
Deferred offering expenses reclassified to paid-in capital	(840,053)	-	(440,513)
Balance, end of year	315,338	373,702	327,694

The additions of $110,000 in 2007 consisted of loan arrangement fees for the loans of M/V "Manolis P" and M/V "Ioanna P". The additions of $208,000 in 2009 consisted of loan arrangement fees for the loans of M/V "Monica P", M/V "Eleni P" and M/V "Pantelis". The additions of deferred offering expenses refer to expenses related to the filing of shelf registration offering of common stock in 2007 and 2008 and other offering related expenses. The $840,053 reduction of deferred offering expenses in 2007 represents only part of the offering expenses for the three common stock offerings completed that year that were classified against paid-in capital which amounted to $1,648,896. The $440,513 reduction in 2009 refers to offering expenses related to the shelf registration filing of July 2008 and expenses related to the Company's continuous offering program in 2009 and were charged against the paid-in capital proceeds of the continuous offering program.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses account consisted of:

	As of December 31, 2008	As of December 31, 2009

Accrued payroll expenses	262,370	190,384
Accrued interest	182,716	88,656
Accrued general and administrative expenses	48,000	415,510
Accrued commissions	204,531	97,630
Other accrued expenses	508,849	268,146
Total	1,206,466	1,060,326

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V "Tasman Trader" was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day.  The charter rate was below the market rate for equivalent time charter prevailing at the time the foregoing vessel was acquired.  The present value of the below the market charter was estimated by the Company at $1,237,072 and was recorded as liability in the "Consolidated balance sheets."  Net voyage revenues included $465,503, $452,697 and $0 as amortization of the below market rate charter for M/V "Tasman Trader for the years ended December 31, 2007, 2008 and 2009, respectively.  There was no unamortized below market rate charter for M/V "Tasman Trader" as of December 31, 2008 and 2009.

M/V "YM Xingang I" was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the "Consolidated balance sheets."  Net voyage revenues included a reduction of $2,938,963,  $2,951,092 and $1,653,422 as amortization of the above market rate charter for M/V "YM Xingang I" for the years ended December 31, 2007, 2008 and 2009, respectively. The remaining unamortized above market rate charter was $1,653,422 and $0 as of December 31, 2008 and 2009, respectively, and is recorded as a long term asset in the "Consolidated balance sheets."

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - continued

M/V "Tiger Bridge" was acquired on October 4, 2007 with an outstanding time charter terminating on August 4, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the "Consolidated balance sheets."  Net voyage revenues included $298,946, $1,226,012 and $738,965 as amortization of the below-market rate charter for M/V "Tiger Bridge" for the year ended December 31, 2007, 2008 and 2009, respectively. The remaining unamortized below market rate charter was $738,965 and $0 as of December 31, 2008 and 2009, respectively and is recorded as a liability in the "Consolidated balance sheets."

M/V "Ioanna P" was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the "Consolidated balance sheets."  Net voyage revenues included $1,626,260, $5,785,298 and $0 as amortization of the below-market rate charter for M/V "Ioanna P" for the year ended December 31, 2007, 2008 and 2009, respectively. There was no remaining unamortized below market rate charter as of December 31, 2008 and 2009.

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the "Consolidated balance sheets."  Net voyage revenues included $1,631,592 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the year ended December 31, 2008. In 2009, the Company assessed that due to the decline of the containership charter market the likelihood of the charter exercising the optional periods declined significantly and as a result amortized the entire portion attributed to the optional periods. Thus, net voyage revenues included $4,541,219 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the year ended December 31, 2009. The remaining unamortized below market rate charter was $7,965,846 and $3,424,627 as of December 31, 2008 and 2009, respectively and is recorded as a liability in the Consolidated balance sheets.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of an average of Euro 628 for 2007, Euro 630 for 2008 and Euro 655 for 2009 under the Company's Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $3,669,137, $5,387,415 and $5,074,297 in 2007, 2008 and 2009, respectively. These agreements were renewed on January 31, 2005 and amended in August and October 2006 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  Termination is not effective until two months following notice having been delivered in writing by either party after the expiration of the initial five-year period. An annual adjustment of the management fee due to inflation as provided under the management agreement took effect January 31, 2007 to Euro 630 per vessel per day. Eurobulk Ltd. agreed not to adjust the daily management fee for inflation in 2008.  For 2009, the annual management fee was adjusted to Euro 655 per vessel per day. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's master management agreement with Eurobulk - effective as of October 1, 2006 and with an initial term of five years until September 30, 2011 – was amended and renewed for five years on February 7, 2008 with effect from January 1, 2008.  Future inflation adjustments will take effect on January 1. The management fee was adjusted for inflation and agreed at Euro 665 per vessel per day for 2010 taking effect on January 1, 2010.

In addition to the vessel management services, Eurobulk provides us with management services for the Company's needs as a public company. In 2007, compensation for such services to us as a public company was $608,750.  On February 7, 2008, as part of the amended and renewed master management agreement, the Board of Directors approved a further increase to this component of the management fee to $1,100,000 per year starting on January 1, 2008 to be adjusted for inflation every January 1. This fee was adjusted for inflation and agreed at $1,150,000 for 2009 starting on January 1, 2009 and at $1,165,000 for 2010 starting on January 1, 2010.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

Amounts due to or from related parties represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2008, the amount due from related companies was $4,678,750 while as of December 31, 2009, the amount due to related companies was $1,416,380. Based on the master management agreement between Euroseas Ltd. and Euroseas' shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of quarter to Eurobulk Ltd.  For the fleet as of December 31, 2008 this advance is estimated between $7,500,000 and $9,000,000, and as of December 31,2009 between $6,700,000 and $8,000,000 excluding any advances needed for drydock expenses and is paid in advance around the beginning of each quarter. Depending on the date the advance takes place there could be an amount due from or to related companies.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for vessel sales for the years ended December 31, 2007 were $53,500, incurred for the sale of M/V "Ariel" in 2007; for the year ended December 31, 2008, commission expenses of $62,490 were recorded for the sale of M/V "Nikolaos P" and M/V "Ioanna P" as the two vessels were held for sale; these commission expenses were paid to Eurochart in 2009 along with additional commission expenses of $110,628 for the sale of M/V "Artemis" and M/V "Gregos" for a total of $173,118. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $1,124,416, $1,663,526 and $766,879 in 2007, 2008 and 2009, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"), and with a crewing agent More Maritime Agencies Inc. ("More"). The shareholders' percentage participation in these joint ventures was 78% in 2007 and 2008 for both Sentinel and More; in 2009, ownership in Sentinel was 86.8% and in More 88.8%. Sentinel is paid a commission on premium not exceeding 5%; More is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and More were $67,900 and $117,145 in 2007, $111,325 and $171,442 in 2008, and 180,198 and 162,197 in 2009, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses". In 2010, Technomar Crew Management Services Corp ("Technomar"), a company owned by certain members of the Pittas family, together with two other unrelated ship management companies replaced More as crew agent.

The Company has authorized Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on its behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with the Royal Bank of Scotland ("RBS"), until the Company establishes its own separate FFA trading account. These six FFA contracts were for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. The Company collects the difference between the spot rate and the contract rate if the spot rate is lower or will pay it if it is higher. Settlement takes place monthly. As of December 31, 2008, the fair value of these contracts resulted in a $1,216,083 unrealized loss which has been included in the "Consolidated statements of operations." These contracts were transferred to the Company's own FFA trading account in 2009. The Company did not pay any fees to Eurotrade S.A. for its services in 2008 or 2009.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2008	December 31, 2009
Alterwall Business Inc./ Allendale Investments S.A	(a)	5,500,000	3,700,000
Salina Shipholding Corp.	(b)	5,000,000	-
Xenia International Corp	(c)	5,600,000	4,540,000
Prospero Maritime Inc.	(d)	11,275,000	9,625,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(e)	12,000,000	9,000,000
Manolis Shipping Ltd.	(f)	9,040,000	8,400,000
Trust Navigation Corp. / Tiger Navigation Co.	(g)	7,600,000	4,600,000
Saf-Concord Shipping Ltd.	(h)	-	9,250,000
Eleni Shipping Ltd.	(i)	-	9,900,000
Pantelis Shipping Ltd.	(j)	-	12,500,000
		56,015,000	71,515,000
Less: Current portion		(12,450,000)	(14,030,000)
Long-term portion		$43,565,000	$57,485,000

The future annual loan repayments are as follows:

To December 31:
2010	14,030,000
2011	9,370,000
2012	9,230,000
2013	15,035,000
2014	12,410,000
Thereafter	11,440,000
Total	$71,515,000

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
 Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(a)
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

(b)
This is a $15,500,000 loan drawn by Salina Shipholding Corp. on December 30, 2005.  The loan is payable in ten consecutive semi-annual installments consisting of six installments of $1,750,000 each and four installments of $650,000 each and a balloon payment of $2,400,000 payable with the final installment due in January 2011. The interest is based on LIBOR plus a margin that ranges between 0.9%-1.1%, depending on the asset cover ratio. The loan is secured with the following: (i) first priority mortgage over M/V "Artemis", (ii) first assignment of earnings and insurance of M/V "Artemis", (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Salina Shipholding Corp. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility.  M/V Artemis was sold in December 2009 and as a result this loan was fully repaid.

(c)
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

(d)
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

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(e)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V "Gregos", became a guarantor to the loan in March 2007. Diana Shipping Ltd, owner of M/V "Irini" is a guarantor to this loan. After M/V Gregos was sold in December 2009, a cash collateral of $2,000,000 has been maintained with the bank in lieu of any repayment because of the sale. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which is due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V "YM Xingang I", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V "Irini".

(f)
This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. In August 2009, an additional guarantee was provided by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., owner of vessel M/V "Monica P" in order to ensure compliance with the hull cover ratio covenant (a similar guarantee was provided by SAF-Concord Shipping Ltd. to the loan drawn by Trust Navigation Corp. – see (g) below). On such date, SAF-Concord Shipping Ltd. also granted the lender a second priority mortgage over M/V "Monica" to secure the loan and its guarantee. The loan is payable in thirty-two consecutive quarterly installments of $160,000 each, the first of which is due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly installment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Manolis P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(g)
This loan is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. The M/V "Ioanna P" secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Trust Corp., one of the Company's subsidiaries and the owner of M/V "Tiger Bridge".  On such date, Tiger Navigation Trust Corp. also granted the lender a first priority mortgage over M/V "Tiger Bridge" to secure the loan and its guarantee.  In August 2009, an additional guarantee was provided by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., owner of vessel M/V "Monica P" in order to ensure compliance with the hull cover ratio covenant (a similar guarantee was provided by SAF-Concord Shipping Ltd. to the loan drawn by Manolis Shipping Ltd. – see (f) above). On such date, SAF-Concord Shipping Ltd. also granted the lender a second priority mortgage over M/V "Monica" to secure the loan and its guarantee.   The loan is payable in four consecutive quarterly installments of $1,850,000 each, the first of which is due in February 2008, followed by four consecutive quarterly installments of $750,000 each, followed by four consecutive quarterly installments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly installment in November 2010. The interest is based on LIBOR plus a margin of 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Tiger Bridge", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(h)
This loan is a $10,000,000 loan drawn by SAF-Concord Shipping Ltd. on January 19, 2009. The loan is payable in twenty consecutive quarterly installments of $250,000 each, the first of which is due in April 2009, plus a balloon payment of $5,000,000 payable with the final quarterly installment in January 2014. The interest is based on LIBOR plus a margin of 2.50%. The loan is secured with the following: (i) first priority mortgage over M/V "Monica P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account SAF-Concord Shipping Ltd. Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(i)
This loan is a $10,000,000 loan drawn by Eleni Shipping Ltd. on April 30, 2009. The loan is payable in 10 consecutive semi-annual installments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last installment. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment. The loan is secured with the following: (i) first priority mortgage over M/V "Eleni P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Eleni Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(j)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Ltd. on September 29, 2009. The loan is payable in 32 consecutive quarterly installments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last installment. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

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

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $6,981,264 and $7,691,230 as of December 31, 2008 and 2009, respectively, and are shown as "Restricted cash" under "Current Assets" and "Long-Term Assets" in the consolidated balance sheets. The Company is currently satisfying all the debt covenants.

Interest expense for the years ended December 31, 2007, 2008 and 2009 amounted to $4,777,524,  $2,845,596 and $1,327,133, respectively.  At December 31, 2009, LIBOR for the Company's loans was on average approximately 0.25% per year, the average interest rate margin over LIBOR on our debt was approximately 1.70% per year for a total average interest rate of approximately 1.95% per year.

Euroseas Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
Years ended December 31, 2007, 2008 and 2009
 (All amounts expressed in U.S. Dollars)

10.           Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying "Consolidated statements of operations."

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". These companies also satisfied the "50% Ownership Test" requirement for 2007. In addition, the management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2008, 2009 and thereafter, but no assurance can be given that this will remain so, since continued compliance with this rule is subject to factors outside the Company's control.

11.	Commitments and Contingencies

(a)
There are no material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

(b)	During the year ended December 31, 2009, the Company has recognized approximately $1.7 million of revenue upon resolution of a contingency related to the redelivery date of a vessel.
(c)
Future minimum long-term time charter revenue net of commissions, based on non-cancelable time charter contracts as of December 31, 2009 will be $21.3 million for 2010, $18.6 million for 2011 and $2.7 million for 2012 assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional offhire day per quarter to account for any unscheduled off-hire time.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

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

a)
The Board awarded 135,000 unvested restricted shares to 12 key persons on December 18, 2007 of which 50% vested on December 20, 2007 and the remaining vested on December 15, 2008 subject to continuous employment with the Company. Awards to officers and directors amounted to 80,000 shares; the remaining 55,000 shares were awarded to employees of Eurobulk.

b)
On February 7, 2008, an award of 150,000 unvested restricted shares was made to the same 12 key persons of which 50% vested on August 7, 2008 and the remaining 50% vested on August 7, 2009; awards to officers and directors amounted to 95,000 shares and the remaining 55,000 shares were awarded to employees of Eurobulk; of the latter 5,000 shares were forfeited.

c)
On November 12, 2008, an award of 160,000 unvested restricted shares was made to the same 12 and an additional two (a total of 14) key persons of which 50% vested on November 16, 2009 and 50% will vest on November 16, 2010; awards to officers and directors amounted to 100,000 shares and the remaining 60,000 shares were awarded to employees of Eurobulk; of the latter 20,000 shares were forfeited.

d)
On November 4, 2009, an award of 165,000 unvested restricted shares was made to 14 key persons of which 50% will vest on July 1, 2010 and 50% on July 1, 2011; awards to officers and directors amounted to 100,000 shares and the remaining 65,000 shares were awarded to employees of Eurobulk.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. As of December 31, 2008 and 2009 the unvested restricted shares accrued dividends of $116,750 and $46,750, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $822,782, $1,618,484 and $820,189 for the years ended December 31, 2007, 2008 and 2009, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's unvested shares as of December 31, 2009, and changes during the years ended December 31, 2007, 2008 and 2009, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2007	-	-
Granted	135,000	$1,602,450
Vested	67,500	$801,225
Forfeited	-	-
Unvested on December 31, 2007	67,500	$801,225
Granted	310,000	$2,290,000
Vested	(142,500)	$(1,626,225)
Forfeited	-	-
Unvested on December 31, 2008	235,000	$1,465,000
Granted	165,000	$658,350
Vested	(140,000)	$(1,050,000)
Forfeited	(25,000)	$(135,000)
Unvested on December 31, 2009	235,000	$938,350

As of December 31, 2009, there was $828,135 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $3.91 on December 31, 2009 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.6 years. The total fair value of shares vested during the year ended December 31, 2007 was $797,925 and the recognized portion of the unvested shares was $24,857. The total fair value of shares vested during the year ended December 31, 2008 was $1,422,900 and the recognized portion of the unvested shares was $195,584. The total fair value of shares vested during the year ended December 31, 2009 was $716,974 and the recognized portion of the unvested shares was $103,215.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2007	2008	2009
Income:
Net income / (loss)	36,463,321	21,490,910	(15,627,504)
Basic earnings per share:
Weighted average common shares – Outstanding	21,566,619	30,437,107	30,648,991
Basic earnings / (loss) per share	1.69	0.71	(0.51)
Effect of dilutive securities
Warrants	78,301	18,932	-
Unvested incentive stock awards	-	49,437	-
Weighted average common shares – Outstanding	21,644,920	30,505,476	30,648,991
Diluted earnings / (loss) per share	1.68	0.70	(0.51)

During the year ended December 31, 2007, 248,463 warrants (of the originally issued 585,589) were exercised for gross proceeds of $2,683,400.  During the year ended December 31, 2008, 192,213 warrants were exercised resulting in the issuance of 171,998 common shares for gross proceeds of $1,810,922.  During 2009, the effect of both the warrants and unvested stock awards was anti-dilutive. As of December 31, 2009, the Company has outstanding warrants that entitle their holders to purchase 144,913 shares of common stock at an exercise price of $10.80 per share which are due to expire on August 25, 2010.  As of December 31, 2009, these warrants are out-of-the-money.

In 2007, 2008 and 2009, the Company declared dividends of $20,278,538 ($1.00 per share), $34,664,699 ($1.13 per share) and $10,779,609 ($0.35 per share), respectively.

The Company initiated a continuous offering equity program on September 8, 2009 under which it may sell from time to time shares of common stock. During September 2009 the Company sold under this program 134,100 shares at a average price of $4.94 per share resulting in net sales proceeds of $649,265 after commissions of $13,251. The Company recorded a $4,023 increase in share capital and $204,729 increase in paid-in capital after accounting for offering expenses of $440,513. This program is suspended as of January 16, 2010.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

14.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:

	Year ended December 31,
	2007	2008	2009
Voyage expense
Port charges and canal dues	335,091	789,303	793,490
Bunkers	547,046	2,274,908	694,329
Agency fees	15,326	28,112	22,732
Total	897,463	3,092,323	1,510,551

Vessel operating expenses
Crew wages and related costs	8,152,303	11,012,931	10,349,699
Insurance	2,256,024	3,517,437	2,866,665
Repairs and maintenance	481,557	795,138	390,759
Lubricants	1,815,340	2,583,617	2,290,034
Spares and consumable stores	3,235,221	5,435,171	3,418,607
Professional and legal fees	74,050	46,011	88,630
Other	1,225,637	4,130,889	4,269,086
Total	17,240,132	27,521,194	23,673,480

Commission consisted of commissions charged by:

	Year ended December 31,
	2007	2008	2009
Third parties	2,899,616	4,276,934	1,666,897
Related parties (see Note 8)	1,124,416	1,663,526	766,879
	4,024,032	5,940,460	2,433,776

Euroseas Ltd. and subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, interest rate swaps, FFA contracts and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, FFA contracts and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 16) do not qualify for accounting purposes as fair value hedges, under guidance relating to  Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis perform an effectiveness test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Consolidated statements of operations." As of December 31, 2009, the Company had two open swap contracts.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2009, the amounts in trade accounts receivable  from each customer accounting for more than 10% of 2009 hire revenues are not significant (see Note 1).

Forward freight agreements ("FFA")

The Company trades in the FFA market with an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the market risk of specific drybulk vessels. The Company does not trade FFAs speculatively. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.  As of December 31, 2009, the Company had eleven open FFAs amounting to 905 days vessel-days in 2010 on the Baltic Panamax Index, the equivalent capacity of approximately 2.5 modern panamax –size drybulk carriers. Since December 2008, the Company has sold a total of 765 days for 2009 (all of which settled during 2009) and 1145 days for 2010 and bought 240 days for 2010 (see Note 16). None of the "mark-to-market" positions of the open FFA contracts qualified for hedge accounting treatment.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

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

The Company follows guidance relating to "Fair value measurements", which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's investments in trading securities and FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2009 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

Fair value of financial instruments - continued

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$436,598	$436,598	-	-
Interest rate swaps, current and long-term portion	$386,536	-	$386,536	-
FFA contracts, current and long-term portion	-	-	-	-
Liabilities
Interest rate swaps, current and long-term portion	$2,292,865	-	$2,292,865	-
FFA contracts, current and long-term portion	$9,118,119	$9,118,119	-	-

16.           Derivative Financial Instruments

The derivative losses for the period ended December 31, 2009 arose from two interest rate swap contracts entered into in July 2008 and 2009 and a number of FFA contracts entered in December 2008 and throughout 2009 that did not meet the criteria for hedge accounting. The losses for the period ended December 31, 2008 arose from the interest rate swap entered into in July 2008 and FFA contracts entered in December 2008 that did not meet the criteria for hedge accounting treatment.  The Company did not enter into any derivative transactions in 2007.  The FFA contracts entered in December 2008 were entered by Eurotrade S.A., a related party, on the account of the Company and transferred into the Company's own trading account in 2009 (see Note 8 – "Related Party Transactions").

Interest rate swaps

Effective July 14, 2008 and July 8, 2009, respectively, the Company entered into two interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 3.99% and 2.88% on the two respective swaps based on the relevant notional amount; both contracts are net settled between Eurobank and the Company. The swaps are effective for five years from July 14, 2008 to July 14, 2013 and from July 8, 2009 to July 8, 2014, respectively. The interest rate swaps did not qualify for hedge accounting as of December 31, 2008 and 2009.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments - continued

Interest rate swaps - continued

The Company follows guidance relating to "Fair Value measurements" to calculate the fair value of the swaps (see Note 15). A realized loss of ($77,105) and an unrealized loss of ($2,181,447) are included under "Change in fair value of derivatives" in the "Consolidated statements of operations" for the year ended December 31, 2008, and, a realized loss of ($677,011) and an unrealized gain of $275,117 for the year ended December 31, 2009. A current liability of $471,559 and a long term liability of $1,709,888 are included under the "Derivatives" heading in the respective sections in the "Consolidated balance sheets" of the Company as of December 31, 2008, and, a long term asset of $386,536, a current liability of $1,681,013 and a long term liability of $611,852 as of December 31, 2009.

Freight Forward Agreements ("FFA")

In December 2008, the Company sold six FFA contracts on the Baltic Panamax Index ("BPI") for calendar years 2009 and 2010 totaling 480 and 485 days, respectively, at an average time charter equivalent date of approximately $11,350 and $11,430 per day, respectively.  During 2009, the Company also sold and bought a number of additional FFA contracts on the BPI for certain periods of 2009 and calendar year 2010.  Specifically, the Company sold an additional 285 days for certain periods of 2009 at an average time charter equivalent rate of approximately $13,550 per day, sold  660 days for calendar 2010 at an average time charter equivalent rate of approximately $14,350 per day and bought 240 days for calendar 2010 at average time charter equivalent rate of approximately $18,300 per day. The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company will receive a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold (for example, January 2009 was settled based on 40 days as 40 of the 480 days sold by the Company referred to January 2009); if the average BPI for the month is greater than the contract rate the Company will make a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

The FFA contracts did not qualify for hedge accounting as of December 31, 2008 and December 31, 2009, respectively. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA contracts (see Note 16).  An unrealized loss of ($1,216,083) is included under "Change in fair value of derivatives" in the "Consolidated statements of operations" for 2008. As of December 31, 2008, a current asset of $61,670, a long-term asset of $68,038, a current liability of $355,651 and a long-term liability of $990,140 are included under the "Derivatives" heading in the respective sections in the "Consolidated balance sheets" of the Company.  A realized loss of ($7,474,279) and an unrealized loss of ($7,902,036) are included under "Change in fair value of derivatives" " in the "Consolidated statements of operations" for 2009. As of December 31, 2009, a current liability of $9,118,119 is included under the "Derivatives" heading in the respective section in the "Consolidated balance sheets" of the Company.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments - continued

Margin requirements for the FFA contracts are shown under "Other deposits" under "Current Assets" in the "Consolidated balance sheets" as of December 31, 2009.   There was no margin requirement as of December 31, 2008. As of December 31, 2009, there was a total margin requirement of $12,376,119 which consisted of a $3,258,000 base margin requirement and a $9,118,119 mark-to-market margin requirement.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2008	December 31, 2009
FFA contracts	Current assets - Derivatives	61,670	-
FFA contracts	Long-tem assets - Derivatives	68,038	-
Interest rate contracts	Long-tem assets - Derivatives	-	386,536
Total derivative assets		129,708	386,536

FFA contracts	Current liabilities - Derivatives	355,651	9,118,119
Interest rate contracts	Current liabilities - Derivatives	471,559	1,681,013
Total derivative current liabilities		827,210	10,799,132
FFA contracts	Long-term liabilities - Derivatives	990,140	-
Interest rate contracts	Long-term liabilities - Derivatives	1,709,888	611,852
Total derivative long-term liabilities		2,700,028	611,852
Total derivative liabilities		3,527,238	11,410,984

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2008	Year Ended December 31, 2009
FFA contracts – Fair value	Change in fair value of derivatives	(1,216,083)	(7,902,036)
FFA contracts - Realized loss	Change in fair value of derivatives	-	(7,474,279)
Interest rate – Fair value	Change in fair value of derivatives	(2,181,447)	275,117
Interest rate contracts - Realized loss	Change in fair value of derivatives	(77,105)	(677,011)
Total loss on derivatives		(3,474,635)	(15,778,209)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2007, 2008 and 2009
(All amounts expressed in U.S. Dollars)

17.           Subsequent Events

a)
On February 23, 2010, the Board of Directors declared a cash dividend of $0.05 per Euroseas Ltd. common share.  Such cash dividend was paid on or about March 26, 2010 to the holders of record of Euroseas Ltd. common shares as of March 17, 2010.

b)
On May 7, 2010, the Board of Directors declared a cash dividend of $0.05 per Euroseas Ltd. common share.  Such cash dividend was paid on or about June 18, 2010 to the holders of record of Euroseas Ltd. common shares as of June 11, 2010.

c)
On March 25, 2010, the Company entered in a joint venture agreement with two private equity firms to form Euromar LLC. entered into a joint venture (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and an affiliate of Rhône Capital III L.P. ("Rhône"), two private investment firms, to form Euromar LLC, a Marshall Islands limited liability company ("Euromar").  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company will invest up to $25 million, while Eton Park and Rhône will each invest up to $75 million for a total of $175 million, with each holding a proportionate ownership interest in Euromar.

d)
On May 5, 2010, the Board of Directors adopted a new equity incentive plan. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the new plan is 1,500,000 shares of common stock. The new equity incentive plan becomes effective on June 15, 2010.

e)
On May 12, 2010, M/V "Eleni P", a vessel owned by a wholly owned subsidiary of the Company, was hijacked by pirates off the coast of Somalia.   As of the date of this filing, the Company is working diligently to assure the safety of its crew and to successfully resolve this matter.

f)
On May 20, 2010, a subsidiary of the Company purchased the 30,300 dwt, 2008 teu containership vessel M/V "Oder Trader" built in 1998 in Poland, for $15.85 million.  The vessel is expected to be delivered to the Company in June 2010.  The Company plans to finance the acquisition with cash reserves from its balance sheet.