Form 20-F
period 2010-12-31
EUROSEAS LTD.
filed 2011-05-27
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
31,002,211 common shares, $0.03 par value

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
☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to Euroseas and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent unit, or teu, in describing the size of our containerships and multipurpose vessel in addition to dwt. Teu, expressed in number of containers, refers to the maximum number of twenty-foot long containers that can be placed on board. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.	Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The following information sets forth selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2008, 2009 and 2010 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical financial and other data presented for the years ended December 31, 2006 and 2007, as well as balance sheet data as of December 31, 2008, have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes. The historical results included below and elsewhere in this annual report are not indicative of our future performance.

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

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials
	Year Ended December 31,
	2006	2007	2008	2009	2010
Income Statement Data
Voyage revenues	42,143,361	86,104,365	132,243,918	66,215,669	54,422,489
Commissions	(1,829,534)	(4,024,032)	(5,940,460)	(2.433.776)	(1,944,473)
Net revenue	40,313,827	82,080,333	126,303,458	63,781,893	52,478,016
Voyage expenses	(1,154,738)	(897,463)	(3,092,323)	(1,510,551)	(1,596,569)
Vessel operating expenses	(10,368,817)	(17,240,132)	(27,521,194)	(23,763,480)	(21,507,192)
Drydocking expenses (4)	(821,198)	(5,770,007)	(6,129,257)	(1,912,474)	(6,537,733)
Vessel depreciation (1)	(6,277,328)	(16,423,092)	(28,284,752)	(19,092,384)	(17,979,750)
Management fees	(2,266,589)	(3,669,137)	(5,387,415)	(5,074,297)	(4,892,006)
Other general and administration expenses	(1,076,884)	(2,656,176)	(4,057,736)	(3,640,534)	(3,026,941)
Impairment loss	-	-	(25,113,364)	-	-
Net gain (loss) on sale of vessels	4,892,177	3,440,681	-	(8,959,321)	-
Other operating income	-	-	-	-	2,352,946
Operating income / (loss)	23,240,450	38,865,007	26,717,417	22,429	(709,229)
Interest and other financing costs	(3,398,858)	(4,850,239)	(2,930,737)	(1,437,637)	(1,498,216)
Interest income	870,046	2,357,633	3,168,501	1,123,317	538,820
Equity loss in joint venture	-	-	-	-	(538,833)
Other (loss) / income	(1,598)	90,920	(5,464,271)	(15,335,613)	(4,398,392)
Net income / (loss)	20,710,040	36,463,321	21,490,910	(15,627,504)	(6,605,850)
Balance Sheet Data
Current assets	9,975,596	118,307,463	92,538,220	58,933,240	46,404,826
Vessels, net	95,494,342	238,248,984	231,963,606	257,270,824	255,412,434
Deferred assets and other long term assets	11,021,531	9,419,852	8,716,960	7,214,230	5,399,374
Investment in Joint Venture	-	-	-	-	14,461,167
Total assets	116,491,469	365,976,299	333.218,786	323,418,294	321,677,801
Current liabilities including current portion of long term debt	21,665,399	35,182,511	21,417,515	30,443,552	25,214,542
Long term debt, including current portion	74,950,000	81,590,000	56,015,000	71,515,000	88,385,000
Total liabilities	79,493,599	99,400,483	76,387,354	91,965,031	102,982,809
Common shares outstanding (adjusted for the 1-for-3 split)	12,620,150	30,261,113	30,575,611	30,849,711	31,002,211
Share capital	378,605	907,834	917,269	925,492	930,067
Total shareholders' equity	36,997,869	266,575,816	256,831,432	231,453,263	218,694,992
Other Financial Data
Net cash provided by operating activities	20,968,824	48,958,771	74,283,741	7,837,660	12,748,989
Net cash used in investing activities	(55,367,015)	(146,671,991)	(46,145,503)	(45,598,765)	(29,206,844)
Net cash provided by (used in) financing activities	16,741,997	199,057,433	(58,422,367)	4,894,463	9,746,824
Earnings / (loss) per share, basic	1.65	1.69	0.71	(0.51)	(0.21)
Earnings / (loss) per share, diluted	1.65	1.68	0.70	(0.51)	(0.21)
Dividends declared	9,465,082	20,278,538	34,664,699	10,779,609	6,848,536
Cash dividends / return of capital, declared per common share	0.75	1.00	1.13	0.35	0.22
Weighted average number of shares outstanding during period, basic	12,535,365	21,566,619	30,437,107	30,648,991	30,900,122
Weighted average number of shares outstanding during period, diluted	12,535,365	21,644,920	30,505,476	30,648,991	30,900,122

	2006	2007	2008	2009	2010
Other Fleet Data (2)
Number of vessels	8.09	11.48	15.61	16.30	15.53
Calendar days	2,942	4,190	5,714	5,949	5,669
Available days	2,895	3,980	5,563	4,983	4,953
Voyage days	2,864	3,969	5,451	4,724	4,914
Utilization Rate (percent)	98.9%	99.7%	98.0%	94.8%	99.2%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	14,312	21,468	23,695	13,698	11,201
Vessel Operating Expenses	3,524	4,115	4,816	3,979	3,794
Management Fees	770	875	943	853	863
G&A Expenses	366	634	710	612	534
Total Operating Expenses excluding drydocking expenses	4,660	5,624	6,469	5,444	5,191
Drydocking expenses	279	1,377	1,073	321	1,153

(1) In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased from 25 years to 30 years in line with industry practice and in consideration of the intended use of such vessels. In addition, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of this change was to reduce 2008 depreciation expenses by $0.8 million or $0.03 per share and increase 2008 net income by the same amount, and to reduce 2009 depreciation expenses by $6.4 million or $0.21 per share and decrease net losses by the same amount.

(2) For the definition of calendar days, available days, voyage days and utilization rate see Item 5A-Operating Results.

(3) Time charter equivalent rate, or, TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

(4) Beginning with the first quarter of 2009, the Company changed its accounting policy of drydocking costs from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which the Company expenses all drydocking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to drydocking qualify for the deferral method.  The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. The accounting guidance has been applied retrospectively to all periods presented.

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	2006	2007	2008	2009	2010
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	42,143,361	86,104,365	132,243,918	66,215,669	54,422,489
Loss of hire insurance income (1)	-	-	-	-	2,214,179
Voyage expenses	(1,154,738)	(897,463)	(3,092,323)	(1,510,551)	(1,596,569)
Time Charter Equivalent ("TCE") Revenues	40,988,623	85,206,902	129,151,595	64,705,118	55,040,099
Voyage days(1)	2,864	3,969	5,451	4,724	4,914
Average TCE rate(1)	14,313	21,468	23,695	13,698	11,201

(1) Average TCE calculation for 2010 takes into account loss of hire insurance receipts for the period our vessel M/V "Eleni P" was hijacked and held off the coast of Somalia. The loss of hire receipts are included not in the "Voyage revenues" but in the "Operating expenses" in the "Consolidated statement of operations". The period of hijacking (about 214 days) is included in the "Voyage days".

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Any investment in our stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this annual report, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our common stock. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and common stock price. The following risk factors describe the material risks that are presently known to us.

Industry Risk Factors

The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.

We are an independent shipping company that operates in the drybulk, container and multipurpose shipping industry. Our profitability is dependent upon the freight rates we are able to charge. The supply of, and demand for, shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.

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

Charter rates for the international drybulk shipping industry reached record highs during 2007 and during the first eight months of 2008; however, in September 2008, drybulk charter rates fell dramatically as a result of the worldwide credit crunch and financial crisis.  The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Over the comparable period of May through December 2008, the high and low of the Baltic Capesize Index, the Baltic Panamax Index, the Baltic Supramax Index and the Baltic Handysize Index represent declines of 96%, 96%, 94% and 92%, respectively. Containership rates also dropped precipitously during the fourth quarter of 2008.   During 2009, the BDI increased from a low of 772 in January 2009 to a high of 4,661 in November 2009. In 2010, the BDI increased from 3,140 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. Since December 31, 2010, the BDI has further decreased to a low of 1,043 on February 4, 2011. The decline and volatility in dry bulk charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments (e.g. late 2008 and early 2009), trade disruptions caused by natural disasters (e.g. 2010), and increased newbuilding deliveries, especially in the Capesize segment. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially, given the large number of scheduled newbuilding deliveries. Containership rates declined to historically low levels and stayed at such levels for all of 2009.  During the first quarter of 2010, rates for medium and large size containerships (i.e. vessels larger than 3,000 teu) started recovering and approached pre-crisis levels, followed by a recovery of rates for smaller containerships, a class size that includes all of our containerships, though that recovery was limited and rates for smaller containerships did not approach pre-crisis levels. Containership rate recovery has continued until November 2010 when rates experienced about a 10% decline by December 2010. They resumed their growth in January 2011 reaching a plateau in April and registering a 3-5%decline in the first half of May 2011. Rates in drybulk or containership markets are influenced by the balance of demand for and supply of vessels and may remain depressed or decline again in the future.  Rates for multipurpose vessels are influenced by both drybulk and containership market developments as multipurpose vessels can carry either drybulk or containerized cargo.

Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, drybulk commodities and containerized cargo;
•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	the location of regional and global exploration, production and manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;
•	the distance drybulk and containerized commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.

We anticipate that the future demand for our drybulk, container and multipurpose vessels and the charter rates of the corresponding markets will be dependent upon economic recovery in the United States, Europe and Japan, among other economies, as well as continued economic growth in China, India and the overall world economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.

An over-supply of drybulk carrier and containership capacity may lead to further reductions in charter hire rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.

 The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order have recently reached historic highs. The drybulk vessel newbuildings are expected to continue being delivered in 2011 and 2012 at significantly higher rates than in any previous year despite a number of order cancellations and delivery delays. The containership newbuildings are also expected to continue being delivered in significant numbers over the next couple of years, although at a lower rate than in 2010. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. For instance, given that as of May  1, 2011, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet was approximately 14.6 million teu, with approximately 4.0 million teu, or, about 28% of the present fleet, of additional capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of May 1, 2011, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 557.7 million dwt with another 254.5 million dwt, or about 46% of the present fleet, of additional capacity on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a reduction occurs upon the expiration or termination of our drybulk carriers' and containerships' current charters, such as during 2011 or 2012 when the charters of thirteen of our vessels are currently scheduled to expire, we may only be able to re-charter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all. Many of the containership charters we renewed or concluded during 2009 and 2010 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  In fact, during 2009, we were not able to re-charter three of our containerships that completed their charters in early 2009, and as a result, we laid-up these three vessels. One of the laid-up vessels was sold in December 2009 and the other two were re-activated in the second half of 2010.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

The value of our vessels may fluctuate, adversely affecting our earnings and liquidity and causing us to breach our secured credit agreements.

The fair market values of our vessels are related to prevailing freight charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.  Furthermore, a decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the loss of our vessels and adversely affect our earnings and financial condition.

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect the global container trade. Rates fell significantly, declining to below the late 2001 ten-year lows. According to industry sources, in 2010 and 2011, containership charter rates have improved but remain below long-term averages, but that improvement may not be sustainable and charter rates could decline again. The factors affecting the supply and demand for containerships and bulk carriers and supply and demand for products shipped in containers or bulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry in general;
•	supply of drybulk, container and multipurpose vessels, including newbuildings;
•	demand for drybulk, container and multipurpose vessels;
•	types and sizes of vessels;
•	scrap values;
•	other modes of transportation;
•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates.

As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

In addition, we periodically re-evaluate the carrying amount and period over which long-lived assets are depreciated to determine if events have occurred that would require modification to such assets' carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed market value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

An economic slowdown in the Asia Pacific region could exacerbate the effect of any slowdowns in the economies of the United States and the European Union and debt problems of some European Union countries and could materially reduce the amount and/or profitability of our business, financial condition and results of operations.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result of the credit and financial crisis at the end of 2008 and beginning of 2009 and the resulting world economic slowdown demand for the services of our vessels has declined.  However, economic activity in the Asia Pacific region led by China quickly recovered, especially with regard to the import of bulk commodities. Any negative change in economic conditions in any Asia Pacific country, particularly in China, may have a significant adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product which has had a significant impact on shipping demand. Such growth may not be sustained and the Chinese economy and other Asian countries may experience contraction in the future. Moreover, any continued or renewed weakness in the economies of the United States of America, the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Furthermore, recent debt problems in certain European Union countries like Greece, Portugal and Ireland may cause disruption in the operations of financial institutions on which we depend on for our operations and hold deposits in, or, changes in regulatory environment within which we operate (especially in Greece). Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries, particularly in China and Japan and, to some extent, India, and such downturns may exacerbate the effect of any slowdowns in the economies of the United States and the European Union.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, with only marginal improvement in 2010 and 2011 year-to-date, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in the near term, reduce drybulk and container trade to and from areas of Japan, including Tokyo, which could result in reductions in prevailing charter rates and adversely affect our business.

The March 2011 earthquake in Japan and resulting tsunami have caused several nuclear power plants located in Japan to fail and emit radiation and could possibly result in catastrophic meltdowns. Although the full effect of these disasters, both on the Japanese and global economies, is not currently known, a number of drybulk and liner companies have restricted vessels from calling on ports in Tokyo and Northern Japan. In addition, authorities in other countries, including China and the United States, have begun screening vessels that have visited Japan or nearby waters for nuclear radiation, causing delays and reduced attractiveness of any contaminated vessels for subsequent employment. These disasters will, for some period of time, result in reduced drybulk and container trade to and from Japan, which has the world's third largest economy, and could potentially result in reduced charter rates. In addition, there can be no assurances that our vessels trading in the Pacific will not be impacted by the possible effects of spreading radiation. These disasters and the resulting economic effects, both in the region and globally, could have an adverse effect on our business and results of operations.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on us.

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we will have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China's economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.

We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Although a majority of our vessels are currently under time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be adversely affected

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers and containerships. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse affect on our financial condition and operating cash flows.

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

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, drydocking or special survey, those vessels would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants in our loan agreements.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies, or IACS. All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members.

Rising fuel prices may adversely affect our profits.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). During 2010 and, especially, 2011 year-to-date, fuel prices increased again and approached their 2008 levels.  Any increases in the price of fuel may adversely affect our profitability, especially if such increases are combined with lower drybulk and containership rates.

Also upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period.

Rising crew costs may adversely affect our profits.

Crew costs are a significant operating expense for many of our shipping operations. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including supply and demand and the wages paid by other shipping companies. Crew costs were at high levels in 2008, but shipowners were not noticeably affected by these high prices because the shipping markets were also at high levels until September 2008 when the credit and financial crisis commenced. Since then, shipping rates have declined significantly and crew salaries have remained largely unchanged. An increase in the world vessel operating fleet, either because of the delivery of new tonnage or the re-activation of laid-up containerships, will likely result in higher demand for crews which, in turn, might drive crew costs up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates.

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

In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel, which is subject to the claimant's maritime lien, and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Egypt, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States of America on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005, on Mumbai, India in December 2008 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq, Afghanistan, Libya, Yemen, Syria amongst other countries may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Continued disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The United States and other parts of the world have exhibited weak economic conditions, are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks related to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the NASDAQ Global Select Market to decline.

We may require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. We cannot be certain that sufficient financing will be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect the amount of dividends that we may pay to our shareholders from time to time. For example, the dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends, as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results in the future.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be involved in various litigation matters from time to time. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition and operating cash flows.

Company Risk Factors

If we do not use our cash on hand to acquire vessels and expand our fleet, we may use it for general corporate purposes, which may result in lower earnings.

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

As of May 25, 2011, Friends Investment Company Inc. owns approximately 34.7% of our outstanding shares of common stock, which may limit other shareholders' ability to influence our actions.

As of May 25, 2011, Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 34.7% of the outstanding shares of our common stock and unvested incentive award shares. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

If our Euromar joint venture partners exercise their conversion rights, they may own a significant percentage of our stock and may have representatives on our Board of Directors, thus enabling them to influence our actions.

Our joint venture agreement (the "Joint Venture") to form Euromar LLC, a Marshall Islands limited liability company ("Euromar") includes the option by Eton Park Capital Management, L.P. ("Eton Park") and an affiliate of Rhône Capital III L.P. ("Rhône"), exercisable in certain instances and at any time after the two year anniversary of the Joint Venture on March 25, 2012, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity.  Depending on the values of each entity at the time of conversion, our joint venture partners may wind up owning a majority of our common shares.  In addition, depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased from 7 to up to a maximum of 11 directors for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  As a result of the foregoing, upon exercise of their conversion rights Eton Park and Rhône may be able to influence our actions.

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

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers, containerships or multipurpose vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership that any of them may consider for acquisition in the future. In addition, Mr. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or we do not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective Affiliates, could acquire such vessels.

As part of our joint venture, Euroseas and certain affiliates have granted Euromar LLC certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.

As part of our joint venture, Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.  For example, under certain circumstances, Euroseas may be prevented from directly acquiring a vessel if Euromar elects to purchase such vessel, Euroseas may be prevented from selling a vessel if Euromar elects to sell a similar vessel and/or Euroseas may be prevented from chartering a vessel to a third party if Euromar elects to charter a similar vessel to such third party.  As a result of these arrangements, we may be unable to take advantage of favorable opportunities in the market with respect to the vessels in our fleet.

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

We may not be able to pay dividends.

We currently intend to pay quarterly dividends to holders of our common stock, when, as and if declared by our Board of Directors. Our last dividend of $0.07 per share was declared in May 2011 for the results of the first quarter of 2011.  However, we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

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

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. When vessel prices are low, charter rates are also low and any vessel acquisition might require additional investment to cover shortfalls from operations until rates recover. In addition, growing any business by acquisition – especially if acquiring entire companies -   presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) maintaining and obtaining additional qualified personnel, (2) managing relationships with customers and suppliers,  (3) integrating newly acquired operations into existing infrastructures and (4) identifying new and profitable charter opportunities for vessels and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

We have incurred secured debt under loan agreements for our vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing on terms that are acceptable to us or at all. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2010, we had total bank debt of approximately $88.39 million. As of March 31, 2011, we had repaid $2.83 million of our total bank debt leaving us with total bank debt of $85.56 million. Our debt repayment schedule as of December 31, 2010 requires us to repay $26.80 million of debt during the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.

We expect to acquire additional vessels in the future either from the secondhand markets or, possibly, by placing newbuilding orders. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

Credit market volatility may affect our ability to refinance our existing debt, borrow funds under our revolving credit facility or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan-to-value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt, draw upon our revolving credit facility or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.

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

As of May 25, 2011, fifteen of the 16 vessels in our fleet are employed under time charters with remaining terms ranging between less than one and 23 months.  The percentage of our fleet that is under time charter contracts, voyage charters, or that is otherwise protected from market fluctuations (via Forward Freight Agreement, or FFA, contracts) represents approximately 84% of our vessel capacity in 2011.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. During parts of 2009 and 2010, three of our containerships were laid-up. All of our vessels are currently employed but we may be forced to lay up vessels if rates drop to very low levels for prolonged periods of time. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.

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

The operation of drybulk carriers has certain unique operational risks which could affect our business, financial condition, results of operations and ability to pay dividends.

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

The operation of containerships has certain unique operational risks which could affect our business, financial condition, results of operations and ability to pay dividends.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of May 25, 2011, the average age of our fleet was approximately 17.3 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of May 25, 2011, the vessels in our current fleet had an average age of approximately17.3 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our container vessels to be 30 years and for our drybulk vessels 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of May 25, 2011, the average age of the vessels in our current fleet was approximately 17.3 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives, which could adversely affect our earnings.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charterparty agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts and there have been reports of charterers, including some of our charter counterparties, renegotiating their charters counterparties or defaulting on their obligations under charters and our customers may fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels.   If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels, particularly in the dry bulk carrier market and as a result we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel except in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

For example risks associated with the radioactive fallout from the Fukushima power plant following the earthquake and resulting tsunami on March, 11 2011 in Japan are specifically excluded from both normal P&I and Hull Insurance and we cannot guarantee that appropriate insurance is available for such matters on the market either on appropriate terms or at all.

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

Our international operations expose us to risks of terrorism and piracy that may interfere with the operation of our vessels, which could adversely affect our business.

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. In 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers particularly vulnerable to such attacks.

For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million and was released in January 2009 upon a ransom payment of $3.0 million. In February 2009, the Saldanha, a vessel not affiliated with us, was seized by pirates while transporting coal through the Gulf of Aden and, in April 2009, the Maersk Alabama, a 17,000-ton container ship not affiliated with us, was seized by Somali pirates. Both of these ships were later released. These types of events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

On May 12, 2010, one of our vessels, m/v Eleni P, was hijacked by pirates off the East Coast of Africa. This matter was resolved and the m/v Eleni P was released on December 11, 2010.  All the crew of the m/v Eleni P was safely repatriated and the vessel had to go into drydock in China for repairs after the seven months of forced lay-up in Somalia, which had caused deterioration to the ship's hull and engines.

If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. When our vessels are the targets of such incidents (see next risk factor), this could result in loss or damage of our vessels and a loss of operating revenue. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

The U.S. government recently imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy off the coast of Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the Order, prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy off the coast of Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities such as Euroseas. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated therefrom, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, that could adversely affect our reputation and the market for our shares of common stock and its trading price.

From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism (Cuba, Iran, Sudan and Syria). The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The United States government has recently imposed sanctions with respect to Libya and expanded existing sanctions with respect to Iran.

On February 25, 2011, an executive order titled Blocking Property and Prohibiting Certain Transactions Related to Libya, or the Libya Executive Order, was issued. The Libya Executive Order prohibits U.S. persons from making or receiving contributions or provisions of funds, goods or services to or from certain entities and individuals whose property or interests in property are blocked by the Libya Executive Order. Entities and individuals with whom such transactions are specifically prohibited include, but are not limited to, certain members of the Qadhafi family, the Libyan government (including its senior officials, agencies, instrumentalities and controlled entities) and the Central Bank of Libya.

On July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act of 2010, or CISADA. CISADA applies to both U.S. and non-U.S. persons, which includes our company. CISADA limits the ability of companies and persons to engage in investments and transactions that could directly and significantly contribute to Iran's ability to develop petroleum resources, import refined petroleum products, or facilitate the maintenance or expansion of Iran's domestic production of refined petroleum products.

Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our common stock. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. Such investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. The determination by these investors not to invest in or to divest our common shares may adversely affect the price at which our common shares trade. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Almost all of the Company's revenues are from chartering-out its vessels on time charter contracts. One of the Company's drybulk vessels has also been entered into a pooling arrangement under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf.  In both time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner.  The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.  Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, Syria, Sudan or Cuba to carry cargoes that do not violate applicable laws.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

FFA contracts and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA contract is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. We have entered into several derivatives contracts, including interest rate swaps as well as a number of FFA contracts, and we may enter into new ones that may require us to post margin if the markets move against our positions. We may not have enough funds to cover such margin requirements and as a result our ability to operate our vessels may be significantly curtailed, we may be forced to close the contracts at a loss, we may be forced to sell some or all of our assets.  As of December 31, 2010, our FFA contracts did not require us to post any margin.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but we incur approximately 22% of our vessel operating expenses, voyage expenses and drydocking expenses, all our vessel management fees, and, approximately 18%in 2010 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

Interest rates in most loan agreements in our industry are based on variable components, such as LIBOR, and if such variable components increase significantly, it could affect our profitability, earnings and cash flow.

LIBOR in the past has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions can be the result of disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable to service our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest rates in most loan agreements in our industry have been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate if the quoted LIBOR rate does not reflect their true cost-of-funds or if it is unavailable. If we are required to agree to such a provision in future loan agreements, our borrowing costs could increase significantly if there is a market disruption of LIBOR, which could have an adverse effect on our profitability, earnings and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2010, approximately 71% of our revenues derived from our top five charterers. During 2009 and 2008, approximately 54% and 44%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, for taxable years beginning after March 18, 2010, United States shareholders of a PFIC are required to file annual information returns with the IRS.

Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities should not constitute "passive income," and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, in the absence of legal authority directly relating to PFIC rules, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this annual report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this annual report under Item 10 for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled "Item 10.E. Taxation — Passive Foreign Investment Company Regulations." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.

Legislation has previously been proposed in the United States Congress which would prevent dividends on our shares from qualifying for certain preferential rates of U.S. federal income taxation.

"Qualified dividend income" derived by non-corporate U.S. shareholders is currently (through 2012) subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market, the NASDAQ Global Select Market or the NASDAQ Global Market and we do not and have not qualified as a "passive foreign investment company" for U.S. federal income tax purposes, distributions treated as dividends for U.S. federal income tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the United States shareholder are satisfied) for treatment as qualified dividend income. In a previous session of the U.S. Congress, legislation was introduced which would have made it unlikely that such distributions on our shares would be eligible for such treatment. In addition, the provisions relating the "qualified dividend income" are scheduled to expire on December 31, 2012.

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with unqualified attestation reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting and an attestation report of our independent registered public accounting firm related to the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified attestation report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

We may have to pay United States federal income tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption of Section 883 of the Code and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and "qualified shareholders" as defined by the Treasury Regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary's or other person's similar compliance in the chain of ownership between us and such shareholders. Due to the factual nature of the issues involved, we may not be able to maintain our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

We may not be exempt from Liberian taxation which would materially reduce our net income and cash flow by the amount of the applicable tax.

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act").  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and which were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law. In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporation, such as our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

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

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;
•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.

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

The market price of our common stock has dropped below $5.00 per share, and the last reported sale price on the Nasdaq Global Select Market on May 25, 2011 was $4.49 per share. If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

Our Amended and Restated Articles of Incorporation, Bylaws and Shareholders' Rights Plan contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers.

Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, we adopted a shareholders' rights plan pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, including provisions of our shareholders' rights plan, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

Future sales of our stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

In 2009, we issued 134,100 new shares as part of our continuous at-the-market offering program which is currently suspended but could be re-activated upon resolution of our Board.  Friends, our largest shareholder, and Eurobulk Marine, Inc., our affiliate, have registered for resale all of their shares owned as of July 2, 2008 under our registration statement that was declared effective on July 2, 2008 which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act").

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.  On March 25, 2010, we entered into the Joint Venture to form Euromar LLC.  The Joint Venture provides our joint venture partners the option, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity. Depending on the value of each entity, it is possible that our joint venture partners will be able to convert into a majority of our common shares.

Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our Board may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act (the "BCA"). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and Development of the Company

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of May 25, 2011, our fleet consisted of five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), ten containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,808 deadweight tons, or dwt, and of the ten containerships is 274,354 dwt and 17,787 teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Three of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the three vessels (and of four additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased sixteen additional vessels since June 2005, three of which we sold in 2009.

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

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) a multipurpose vessel that can carry either drybulk cargoes or containers.  Please see information in the section "Our Fleet", below. During 2006, 2007, 2008, 2009 and 2010 we had a fleet utilization of 98.9%, 99.7%, 98.0%, 94.8% and 99.2%, respectively, our vessels achieved daily time charter equivalent rates of $14,312, $21,468, $23,695, $13,698 and $11,201, respectively, and we generated revenues of  $42.14 million, $86.10 million, $132.24 million, $66.22 million and $54.42 million, respectively.

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

Our Fleet

As of May 25, 2011, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC 'til Mar-12	$17,500
ELENI P	Panamax	72,119		1997	TC 'til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC 'til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til May-12	$14,950
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC 'til Mar-12	$9,000 'til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC 'til Jun-11	$16,800 'til Aug 11
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC 'til Mar-12	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'til May-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Jan-12	$8,500
JONATHAN P (ex- OEL INTEGRITY)	Handy size	33,667	1,932	1990	TC 'til Nov-11	$11,750
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Aug-11	$10,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC 'til Oct-11	$5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til May-11	$7,699
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til Jun-11 Then 'til Jun-12	$6,800 Then $11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC 'til Jun-11 Then 'til Jun-12	$5,300 'til Jun-11 Then $11,200
Total Container Carriers	10	274,354	17,787
Fleet Grand Total	16	628,730	18,737

(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(**)
"Monica P" is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the drybulk sector. We have concluded a Forward Freight Agreement(FFA) option contract on the Panamax index for calendar 2011 for a modern Panamax. Such a contract serves as an approximate hedge to "Monica P" for 2011 effectively locking in a rate between $16,500 and $23,500.

We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose markets by targeting primarily mid-age vessels at the time of purchase under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. As of May 25, 2011, all of our containerships, our multipurpose vessel and our Panamax bulkers are employed under time charters. Our Handymax drybulk vessel is employed in the Bulkhandling pool, managed by Klaveness.

As of May 25, 2011, approximately 84% of our ship capacity days in 2011 accounting for fixed spot employment in the first and second quarter of the year, and approximately 24% of our ship capacity days in 2012, are under time charter contracts or protected from market fluctuations (via FFA contracts).

In "Critical Accounting Policies – Impairment of long-lived assets" below, we discuss our policy for impairing the carrying values of our vessels.   During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.  The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2010, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2010
Dry Bulk Vessels	(dwt)		(million USD)
PANTELIS	74,020	Jul-2009	$25.21
ELENI P	72,119	Mar-2009	16.15
IRINI	69,734	Oct-2002	3.92
ARISTIDES N.P.	69,268	Sep-2006	16.04
MONICA P	46,667	Jan-2009	15.87
Total Dry Bulk Vessels	331,808		$77.19
Multipurpose Dry Cargo Vessels	(dwt/teu)
TASMAN TRADER	22,568	Apr-2006	$8.29
Container Carriers	(teu)
MAERSK NOUMEA	2,556	May-2008	$47.23 (*)
TIGER BRIDGE	2,228	Oct-2007	19.36 (*)
AGGELIKI P	2,008	Jun-2010	15.71
DESPINA P	1,932	Aug-2007	14.32 (*)
JONATHAN P	1,932	Aug-2007	14.21 (*)
CAPTAIN COSTAS	1,742	Jun-2007	19.31 (*)
YM PORT KELANG	1,599	Nov-2006	14.15 (*)
MANOLIS P	1,452	Apr-2007	15.12 (*)
NINOS	1,169	Feb-2001	5.16
KUO HSIUNG	1,169	May-2002	5.36
Total Container Carriers	17,787		$169.93
Fleet Total			$255.41

(*)Indicates container vessels for which we believe, as of May 25, 2011, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2010.  We believe that the aggregate carrying value of these vessels, assessed separately, of $143.70 million as of December 31, 2010 exceeds their aggregate basic charter-free market value of approximately $85 million by approximately $59 million.  As further discussed in "Critical Accounting Policies – Impairment of long-lived assets" below, we believe that the carrying values of our vessels as of December 31, 2010 were recoverable.

We note that four of our drybulk vessels and all of our container vessels are currently employed under time charter contracts of lengths from one to 23 months.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion below under "Critical Accounting Policies – Impairment of long-lived assets".

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

Our Master Management Agreement with Eurobulk was amended and restated as of January 1, 2011 and has a term of 5 years until January 1, 2016. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobulk.

During 2010, in exchange for providing us with the services described above, we paid Eurobulk a management fee of 665 Euros per vessel per day for any vessel operating and 50% (i.e. 332.5 Euros) of that for any vessel laid-up.  The management fee is adjusted annually for inflation every January 1st. Starting January 1, 2011, we pay Eurobulk a fee of 700 Euros per vessel per day in operation and 350 Euros per vessel per day in lay up.

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

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17 years during 2010, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $5,191 per day for the year ended December 31, 2010. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. even after accounting for the lower operating expenses of our 2 laid-up vessels during part of the year. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2010, our operational fleet utilization was 99.3% and since 2006 our operational utilization rate has averaged approximately 99.0%. Our commercial utilization rate (without including laid-up vessels) increased to 99.9% in 2010 from 95.5% in 2009.

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

•
Maintain Balanced Employment. We intend to strategically employ our fleet between time and spot charters. We actively pursue time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also use FFA contracts – as a substitute for time charter employment - to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of May 25, 2011, on the basis of our existing time charters and FFA contracts, approximately 84% of our vessel capacity in 2011 and approximately 24% in 2012 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2010 calls for a reduction of more than 30% of our debt by the end of 2012. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and continue pay dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Klaveness (Baumarine and Bulkhandling shipping pools), Maersk Lines, Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2010 include two of our top five customers from 2009 (Klaveness and Maersk Lines) and one from 2008  (Klaveness). Our top five customers accounted for approximately 71% of our revenues in 2010, 54% of our total revenues in 2009 and 44% of our total revenues in 2008. In 2010, Klaveness, Maersk Lines and Sun Express accounted for 30.29%, 14.95% and 10.10%, respectively, of our revenues; in 2009, Klaveness, Orient Express Lines and Maersk Lines accounted for 16.84%, 10.33% and 10.25% of our total revenues, respectively; in 2008, Sinochart accounted for 13.80% of our total revenues. As of December 31, 2010, we do not have any material trade receivable from any of our customers that contributed more than 10% of our revenues during 2010. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.

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

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade is the fastest growing sector of seaborne trade. Containerships are further categorized by their size measured in twenty-foot equivalent units (teu) and whether they have their own gearing. The different categories of containerships are as follows. Post-panamax vessels are generally vessels with carrying capacity of more than 4,000 teu. Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum that allows them to go through the Panama Canal. Intermediate containerships are vessels with carrying capacity from 2,000 to 3,000 teu. Handysize containerships are vessels with carrying capacity from 1,300 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear. Finally, Feeder containerships are vessels with carrying capacity from 500 to 1,300 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through the use of Eurochart S.A., or Eurochart, an affiliated brokering company who negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of drybulk carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sector. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Excel Maritime Carriers Ltd. (NYSE: EXM), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (NYSE: NM), Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE), Box Ships Inc. (NYSE: TEU), Diana Containerships Inc. (NYSE: DCIX) and Goldenport Holdings Inc. (LSE: GPRT).

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

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Our vessel manager has informed us that a plan to conform with the Annex VI regulations is in place and we believe we are in substantial compliance with Annex VI.  Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. The United States ratified the Annex VI amendments, and the U.S. Environmental Protection Agency, or EPA, has promulgated equivalent emissions standards.

In March 2010, the IMO accepted the proposal by the United States and Canada to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which will subject ocean-going vessels in these areas to stringent emissions controls, expected to begin in August 2012, and may cause us to incur additional costs. The jurisdictions in which our vessels operate may adopt more stringent emissions standards independent of the IMO.

Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards which entered into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships by reducing the global sulfur fuel cap initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. On October 9, 2008, the United States ratified the amended Annex VI to the MARPOL Convention, which went into effect on January 8, 2009.

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

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 nation-states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of the convention for it to take force. However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and these costs may be material. According to the IMO, as of October 2010,  27 countries have ratified the convention, representing 25.32% of the world merchant fleet tonnage.

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

Environmental Regulation – The United States of America Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Environmental Regulation – The United States of America Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are generally not subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

European Union Regulations

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

In October 2009, the European Union amended a previously adopted directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

 Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, international negotiations are continuing with respect to a successor to the Kyoto Protocol, which sets emission reduction targets through 2012, and restrictions on shipping emissions may be included in any new treaty.  In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCCC by December 31, 2010 (which has not occurred yet but it may happen in the future). In the United States, the EPA has issued a final finding that greenhouse gases endanger public health and safety, and has proposed regulations governing the emission of greenhouse gases from motor vehicles and stationary sources.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress.  In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.  Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificates will be maintained in the future.

The IMO continues to introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

The following table lists the next drydocking and special survey for the vessels in our current fleet.

Vessel	Next	Type

TASMAN TRADER	June 2013	Drydocking
NINOS	July 2013	Drydocking
YM PORT KELANG	February 2013	Special Survey
ARISTIDES N.P.	February 2013	Special Survey
KUO HSIUNG	July 2011	Special Survey
IRINI	July 2013	Special Survey
MANOLIS P	May 2013	Drydocking
CAPTAIN COSTAS	June 2012	Special Survey
DESPINA P	December 2013	Drydocking
JONATHAN P	October 2013	Drydocking
TIGER BRIDGE	November 2013	Drydocking
MAERSK NOUMEA	June 2011	Special Survey
MONICA P	April 2013	Special Survey
ELENI P	February 2014	Drydocking
PANTELIS	January 2013	Drydocking
AGGELIKI P	October 2012	Special Survey
——————

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States of America for certain oil pollution accidents in the United States of America, has made liability insurance more expensive for shipowners and operators trading in the United States of America market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters that we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

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

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 dwt drybulk carrier motor vessel Ioanna P, which was built in 1984 and acquired on November 1, 2007. Ioanna P was sold on January 12, 2009.

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

•
Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, was the owner of the Maltese flag 74,020 dwt drybulk carrier motor vessel Pantelis which was built in 2000 and acquired on July 23, 2009. On December 15, 2009, ownership of the vessel was transferred to Pantelis Shipping Corp., incorporated in Liberia, and the vessel changed its flag to the Liberian flag.

•	Aggeliki Shipping Ltd., incorporated in Liberia on May 21, 2010, owner of the Liberian flag 30,306 dwt / 2,008 teu container vessel Aggeliki P which was built in 1998 and acquired on June 21, 2010.

As of December 31, 2010, our vessel(s):

•	m/v Ninos and m/v Kuo Hsiung, were collateral for a loan with an outstanding principal balance of $1,900,000.
•	m/v Tasman Trader, was collateral for a loan with an outstanding principal balance of $3,480,000.
•	m/v Aristides N.P., was collateral for a loan with an outstanding principal balance of $7,975,000
•	m/v YM Port Kelang and m/v Irini, were collateral for a loan with an outstanding principal balance of $8,000,000.
•	m/v Monica P, was collateral for a loan with an outstanding principal balance of $8,250,000.
•	m/v Manolis P, to a loan with an outstanding principal balance of $7,760,000.
•	m/v Tiger Bridge, to a loan with an outstanding principal balance of $2,400,000.
•	m/v Eleni P, was collateral for a loan with an outstanding principal balance of $9,400,000.
•	m/v Pantelis, was collateral for a loan with an outstanding principal balance of $10,720,000.
•	m/v Aggeliki P, was collateral for a loan with an outstanding principal balance of $8,500,000.
•	m/v Maersk Noumea, was collateral for a loan with an outstanding principal balance of $20,000,000.

Item 4A.             Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of May 25, 2011, our fleet consisted of five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), ten containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,308 deadweight tons, or dwt, and of the ten containerships is 274,354 dwt and 17,787 twenty-foot equivalent units, or teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment.  As of May 25, 2011, one of our vessels participated in shipping pools. We also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues.

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

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see "Critical Accounting Policies" for a further discussion of the consequences of selling our vessels for amounts below their carrying values.

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

Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. The fee, as of May 25, 2011, is 700 Euros per vessel per day for vessels in operation and is payable monthly in advance adjusted annually for inflation on January 1st. During 2010, we paid 665 Euros per day per vessel in operation. The management fee for laid-up vessels is 50% of the above rates.

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

Results from Operations

Year ended December 31, 2010 compared year ended December 31, 2009.

Voyage revenues. Voyage revenues for the period were $54.42 million, down 17.8% compared to the same period in 2009 during which voyage revenues amounted to $66.22 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2010 as compared to 2009, especially for our containerships. In 2010, we operated an average of 15.53 vessels, a 4.7% decrease over the average of 16.30 vessels we operated during the same period in 2009. Our fleet of 15.53 vessels had 269.4 scheduled off-hire days in 2010 and 446.5 laid-up days as two of our vessels were laid-up for part of the year, m/v Despina P and m/v Jonathan P. We had 3.8 commercial off-hire days and 35.6 operational off-hire days.  While employed, our vessels generated a time-charter equivalent ("TCE") rate of $11,201 per day per vessel compared to $13,698 per day per vessel in 2009, a decline of 18.2%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Charter rates earned by our containership vessels in 2010 were lower compared to 2009. Our containership vessels that came off time charter contracts had to be re-chartered at lower rates.  Charter rates earned by our drybulk vessels earned comparable rates in 2010 and 2009.

Commissions. Commissions for the period were $1.94 million. At 3.57% of voyage revenues, commissions as a percentage were slightly lower than in 2009; for the year ended December 31, 2009, commissions amounted to $2.43 million, or 3.68% of voyage revenues. The dollar amount of commissions is lower because revenues in 2010 are lower as compared to 2009.

Voyage expenses. Voyage expenses for the year were $1.60 million and related to expenses for certain voyage charters. For the year ended December 31, 2009, voyage expenses amounted to $1.51 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (2.9% and 2.3% in each of 2010 and 2009, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. Higher fuel prices during 2010 and costs incurred during the re-activation of our laid-up vessels contributed to higher voyage costs for the year.

Vessel operating expenses. Vessel operating expenses were $21.51 million in 2010 compared to $23.67 million for 2009.  The decline is partly due to the fact that we operated fewer vessels on average in 2010 compared to 2009, (15.53 vessels and 16.30 vessels, respectively), and partly to other costs savings. This was partly offset by the lower number of vessel days in lay-up in 2010 compared to 2009 (446.5 days and 911 days, respectively). Daily vessel operating expenses per vessel decreased between the two periods to $3,794 per day in 2010 compared to $3,979 per day in 2009, a 4.7% decrease, from savings from lower exchange rate of the Euro and other currencies with respect to the U.S. dollar, especially in the first nine months of the year, and further cost savings for the vessels in their second or third year of operations under our management.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2010, Eurobulk charged us 665 Euros per day per vessel totalling $4.89 million for the period, or $863 per day per vessel (or, $896 per vessel per operating day if we adjust for the fact that laid-up vessels paid half the daily management fee). In 2009, management fees amounted to $5.07 million, or $853 per day per vessel based on the daily rate per vessel of 655 Euros (or, $924 per vessel per operating day if we adjust for the fact that laid-up vessels paid half the daily management fee).  The decrease of the daily management fee in US Dollars on a per operating day basis (from $924 in 2009 to $896 in 2010), despite the increase of the daily management fee in Euros, is due to the lower Euro exchange rate in 2010 as compared to 2009.  The decrease in the total management fees paid in 2010 also resulted from the lower average number of vessels operated in 2010 (15.53 vs. 16.30) partly offset by the lower number of days during which vessels were in lay-up as compared to 2009.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2010, we had a total of $3.03 million of general and administrative expenses as compared to $3.64 million in 2009.  The decrease is mainly due to lower incentive non-cash compensation of approximately $0.70 million in 2010 as opposed to $0.82 million in 2009 for incentive awards given to certain officers, directors and other key persons partly offset by higher executive management fees, lower vessel inspection costs and other miscellaneous expenses.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. As of January 1, 2009, we use the direct expense method of accounting for such expenses as opposed to the deferral method that we employed previously.  In 2010, we had eleven vessels undergoing drydocking for a total of $6.54 million. During 2009, we had two vessels undergoing drydocking for which we incurred $1.91 million of expenses.

Vessel depreciation. Vessel depreciation for 2010 was $17.98 million. Comparatively, vessel depreciation for 2009 amounted to $19.09 million. Vessel depreciation in 2010 was lower compared to 2009 because the m/v Artemis and m/v Gregos, which were sold in the fourth quarter of 2009, contributed about $2.70 million to the depreciation expenses of 2009, partly offset by the depreciation of  m/v Aggeliki P, acquired in June 2010, of $0.41 million, and higher depreciation in 2010 of the three vessels we purchased in 2009 (m/v Monica P , m/v Eleni P and m/v Pantelis); the latter were depreciated for a full year in 2010 and only for a partial year in 2009.

Net gain or loss from vessel sales. There were no vessels sold in 2010 compared to two vessels sold in 2009 for a loss of $8.96 million which relate to the sales of m/v Artemis and m/v Gregos.

Interest and other financing costs, net. Interest and other financing cost, net for the period were $0.96 million. Of this amount, $1.50 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.54 million of interest income during the period. Comparatively, during the same period in 2009, net interest and finance income amounted to $0.32 million, comprised of $1.44 million of interest incurred and loan fees and offset by $1.12 million of interest income. Interest incurred and loan fees were higher in 2010 due to the higher average loan amounts outstanding and the higher interest rate margins over LIBOR partly offset by the lower LIBOR interest rates.  Interest income was lower in 2010 due to lower average cash balances during the year and lower LIBOR interest rates.

Investments and Foreign Exchange Gains or Losses. In 2010, we had a $3,200 foreign exchange loss compared to a $36,477 foreign exchange gain in 2009. In 2010, we had an unrealized loss of $0.17 million, compared to a realized gain from investments in trading securities of $0.41 million and an unrealized loss of $5,325 in 2009.  We had no dividend income in 2010 or 2009.

Derivatives losses. In 2010, we had a realized loss of $1.57 million from two interest rate swap contracts that we entered into in July 2008 and July 2009 and an unrealized loss of $1.47 million from the same interest rate swaps compared to a realized loss of $0.68 million and unrealized gain of $0.28 million in 2009. In 2010, we had realized losses of $10.88 million as well as unrealized gain of $9.69 million from a number of Forward Freight Agreement ("FFA") contracts that we entered into in December 2008, during 2009 and 2010 compared to a realized loss of $7.48 million as well as an unrealized loss of $7.90 million in 2009 from the FFA contracts we entered into in December 2008 and during 2009. We entered into both the interest rate swaps and FFA contracts to mitigate our exposure to possible increases in interest rates and further declines in the drybulk market rates, but to-date the markets have moved against our positions under these contracts.

Equity Loss in Joint Venture. In 2010, we recognized a $0.54 million loss as our share in Euromar LLC, the joint venture we set up in March 2010 with two private equity firms to acquire vessels. We own a 14.286% interest in the joint venture. The losses in 2010 were due primarily to the costs required to setup the venture and drydocking required for some of the vessels acquired.  We had no investments in joint venture or other equity investments in 2009.

Net loss / income. As a result of the above, net loss for the year ended December 31, 2010 was $6.61 million compared to net loss of $15.63 million for the same period in 2009.

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

Commissions. Commissions for the period were $2.43 million. At 3.68% of voyage revenues, commissions as a percentage were slightly lower than in 2008; for the year ended December 31, 2008, commissions amounted to $5.94 million, or 4.49% of voyage revenues. The dollar amount of commissions is lower because revenues in 2009 were significantly lower as compared to 2008.The main reason for this percentage reduction is that voyage revenues in 2009 include a larger contribution from the vessels that operated in pools where commission is paid at the pool level partly offset by the lower amortization of the fair value of below market charters ($3.63 million in 2009 versus $6.14 million in 2008) against which no commission is charged.

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

Vessel operating expenses. Vessel operating expenses were $23.67 million in 2009 compared to $27.52 million for 2008.  The decline is partly due to the fact that three of our vessels were laid-up for the entire or a greater part of the year (a total of 911 days) and thus incurred significantly lower costs and partly to other cost savings. This was partly offset by the higher average number of vessels we operated in 2009, specifically, an average of 16.30 vessels compared to 15.61 vessels in 2008. Daily vessel operating expenses per vessel decreased between the two periods to $3,979 per day in 2009 compared to $4,816 per day in 2008, a 17.4% decrease, from roughly 55% savings from the laid-up vessels, and the remaining from lower lubricant costs, savings from lower exchange rate of the Euro and other currencies with respect to the U.S. dollar and further cost savings for the vessels in their second year of operations under our management.

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

Vessel depreciation. Vessel depreciation for 2009 was $19.09 million. Comparatively, vessel depreciation for 2008 amounted to $28.28 million. Vessel depreciation in 2008 was higher compared to 2009 partly because the m/v Ioanna P and m/v Nikolaos P, which were sold in the first quarter of 2009, contributed about $6.48 million to the depreciation expenses of 2008 (they did not depreciate at all in 2009 as they were classified as "held for sale" as of December 31, 2008); and, partly due to the net changes in estimates of the useful lives of our containerships (from 25 to 30 years based on their intended use and industry practice) and the decrease of the scrap price per ton (from $300 to $250 to better reflect changes in the scrap metal market), depreciation expenses for 2009 were reduced by $6.44 million. These reductions were partly offset by $3.40 million incremental depreciation expenses for the three vessels we purchased in 2009 (m/v Monica P , m/v Eleni P and m/v Pantelis) and the fact the m/v Maersk Noumea, purchased in May 2008, was depreciated for a full year in 2009 as compared to about eight months in 2008.

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

Drydock costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Up to December 31, 2008, we capitalized the costs associated with drydockings as they occurred and amortized these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking included actual costs incurred at the drydock yard, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise and the cost of hiring a third party to oversee a drydocking. These criteria were consistent with industry practice and the policy of capitalization reflected the economics and market values of the vessels. As of January 1, 2009, the Company elected to change the method of accounting for drydocking and special survey expenses to the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred. We reflected this change as a change in accounting principles from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. This accounting principle has been applied retrospectively to all periods presented

Fair value of time charter acquired

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

The Company did not note for 2007, any events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable. However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade.   Starting at the end of the third quarter and during the fourth quarter of 2008, the charter rates in the drybulk and containership market declined significantly and vessel values also declined (although there were scarce transactions to document that) both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These were conditions that the Company considers to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2008. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value.   This assessment is made at the individual vessel level since separately identifiable cash flow information for each vessel is available. In developing estimates of future cash flows, the Company made assumptions about future charter rates, utilization rates, ship operating expenses, future dry docking costs and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations in line with the Company's historical performance and our expectations for future fleet utilization under our current fleet deployment strategy.  The Company determined that the carrying amounts of its vessels held for use were recoverable.  The Company recorded an impairment loss for two of its vessels that were classified as held for sale as of December 31, 2008. The impairment loss for these assets was measured on the basis of their fair market value as per the agreed sale price less cost to sell them and estimated at $25.11 million. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  During 2009, charter rates and vessel values for drybulk vessels improved significantly from the levels observed (or assessed in the case of vessel values) in the fourth quarter of 2008 and first quarter of 2009.  In contrast, charter rates and values in the containership market remained depressed throughout the year. Once again, the Company considered the conditions of the containership market to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2009 and determined that the carrying amounts of its vessels held for use were recoverable.  During 2010, charter rates and vessel values for containerships improved significantly while drybulk rates and vessel values generally maintained their 2009 levels. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable.

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

Additionally, the Company is constantly evaluating vessel sale opportunities when such sales are aligned with our strategic objectives. Over the last three years, the Company has sold four vessels. In addition to m/v Ioanna P and m/v Nikolaos P discussed above, the Company sold m/v Gregos on December 16, 2009 and m/v Artemis on December 17, 2009, which resulted in combined impairment and loss on sale of $24.8 million, $0.3 million, $0.3 million and $8.7 million, respectively. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation versus the relative market values on the date a vessel is sold. For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Section B – Business Overview / Our Fleet".

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

Investments

We classify unrestricted publicly traded investments as trading securities and record them at fair value. For trading securities, the Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Gain (loss) on investments". In accordance with the guidance relating to "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the above-said guidance hierarchy (see Note 16 of the Financial Statements)). The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted the guidance relating to "The Fair Value Option for Financial Assets and Financial Liabilities" which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

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

For the years ended December 31, 2008, 2009 and 2010, the interest rate swaps and the Freight Forward Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of operations.

Equity Investments in Joint Ventures

We record our investment in Euromar LLC, our joint venture with Eton Park and Rhône, using the equity method of accounting.  Despite the fact that we are a minority partner (we own 14.286%) in the joint venture, we are considered to have significant influence in the operations and management of Euromar LLC. According to the Equity Method, we record our share of income or loss of Euromar LLC in our Consolidated statement of operations and we record the carrying value of our investment as a non-current asset in our Consolidated balance sheet.

For the year ended December 31, 2010, we recorded a loss of ($0.54) million; our initial $15.00 million investment in the joint venture was recorded as a non-current asset of $14.46 million reflecting the loss recorded during 2010.  There was no investment in a joint venture during 2008 and 2009.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements attached to this report.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds on our balance sheet which include remaining funds raised from operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward.  In our opinion our working capital is sufficient for our present requirements.

Cash Flows

As of December 31, 2010, we had a cash balance of $34.27 million and $5.78 million of restricted cash and cash in restricted retention accounts.  We owe funds to a related company of $1.59 million.  Amounts owed to such related company represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses.  We occasionally may owe funds to such related company if the timing of any advance delays disbursement of funds.  Interest earned on funds deposited in related party accounts, if any, is credited to the account of the ship-owning companies or Euroseas.  We do not owe interest for any funds that we may owe to such related company. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $21.19 million including the current portion of long term debt which was $13.47 million as of December 31, 2010. All of the $6.85 million dividend declared was paid as of December 31, 2010, except for $32,175 that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and cash on our balance sheet.

Net cash from operating activities.

Our net cash from operating activities for 2010 was $12.75 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net loss for the period was $6.61 million, which was increased by $17.98 million of vessel depreciation and decreased by $8.22 million unrealized gain on derivatives and by $2.11 million of amortization of fair vale of charter contracts; and, further, increased by a $10.19 million of changes of other operating asset and liabilities, which mainly included the release of restricted funds of margin requirements of FFA derivative contracts of $12.38 million. In 2009, net cash flow from operating activities was $7.84 million based on a net loss of $15.63 million, which was increased by $19.09 million of vessel depreciation, $8.96 million loss on the sale of vessels and $7.63 million unrealized loss on derivatives; and, further, it was decreased by $12.38 million increase in margin requirements of FFA derivative contracts.

Net cash from investing activities.

In 2010, we purchased one vessel for a purchase price of $16.12 million and contributed $15.00 million to our Euromar LLC joint venture.  We also had a decrease in restricted cash by $1.91 million for total cash used in investment activities of $29.21 million. In 2009, we purchased three vessels for $62.22 million; we had proceeds from the sale of four vessels of $16.67 million in the aggregate, we had to increase restricted cash by $0.71 million and we collected insurance proceeds of $0.67 million resulting in the total cash used in investment activities amounting to  $45.60 million.  It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash from financing activities.

In 2010, net cash provided by financing activities amounted to $9.75 million. These funds consisted primarily of proceeds of new long term borrowings of $28.50 million reduced by $6.86 million of dividends paid and $11.63 million of loan repayments. We also paid $0.26 million for loan arrangement fees and stock offering expenses. In 2009, net cash provided by financing activities amounted to $4.89 million. This is accounted for by the $0.65 million raised through our continuous stock offering program (after selling commissions) and $33.00 million in proceeds from new long term borrowings reduced by $17.50 million of repayments of long-term debt as well as by $10.85 million of dividends paid, $0.20 million of offering expenses paid and $0.21 million of loan arrangement fees paid.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2010, we had eleven outstanding loans with a combined outstanding balance of $88.39 million. These loans have maturity dates between 2011 and 2017. Our long-term debt as of December 31, 2010 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2010 is provided in Note 9 of our attached financial statements. In 2011, we plan to repay approximately $13.47 million of the above debt based on our loans as of December 31, 2010.

Our loan agreements contain covenants.

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

Continuous Equity Offering Program

On September 4, 2009, we established a continuous equity offering program by entering into a sales agreement with Citigroup, as sales agent.  In connection therewith, on the same date we filed a prospectus supplement to our existing shelf registration statement on Form F-3 relating to the offer and sale of up to 7,000,000 common shares.  We sold 134,100 shares under this program in 2009 with aggregate net proceeds to us of approximately $0.65 million and aggregate commissions paid to Citigroup of approximately $13,250. We have suspended the program as of January 16, 2010.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our most recent vessel acquisition consisted of one containership vessel, m/v Aggeliki P, which was delivered to us in June 2010. We financed m/v Aggeliki P originally with funds from our balance sheet but subsequently drew a loan of $8.50 million to partly finance the acquisition. In 2009, we acquired three dry bulk vessels, two Panamax, m/v Pantelis, which was delivered to us in July 2009 and m/v Eleni P, which was delivered to us in March 2009, and one Handymax drybulk carrier, m/v Monica P, which was delivered to us in January 2009.  We financed m/v Monica P and m/v Eleni P with equity and two separate $10.00 million loans and m/v Pantelis with equity and a $13.00 million loan.  Of our eight acquisitions during 2007 and 2008, five were financed with 100% equity while the remaining three were financed with equity and debt.

Eleven of the vessels in our operating fleet underwent scheduled drydocking or special survey in 2010 (one of them started its special survey in 2010 and completed it in 2011). By May 25, 2011, two more vessels completed their drydocking or special survey. In the remainder of 2011, two additional vessels are scheduled to undergo a special survey, intermediate survey or drydocking. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

On May 16, 2011, the Company announced the declaration of its twenty-third consecutive dividend since its private placement in August 2005.  This dividend of $0.07 per share of common stock is expected to be paid on or about June 10, 2011 to all shareholders of record as of June 1, 2011.

This follows the Company's prior dividend declarations per share of common stock of:

$0.06 on February 16, 2011,
$0.06 on November 15, 2010,
$0.06 on August 3, 2010,
$0.05 on May 7, 2010,
$0.05 on February 23, 2010,
$0.05 on November 16, 2009,
$0.10 on August 4, 2009,
$0.10 on May 13, 2009,
$0.10 on February 17, 2009,
$0.20 on November 12, 2008,
$0.32 on August 5, 2008,
$0.31 on May 8, 2008,
$0.30 on February 7, 2008,
$0.29 on October 16, 2007,
$0.25 on July 17, 2007,
$0.24 on May 8, 2007,
$0.22 on January 8, 2007,
$0.21 on November 9, 2006,
$0.18 on August 7, 2006,
$0.18 on May 9, 2006,
$0.18 on February 7, 2006, and
$0.21 on November 2, 2005.

The aggregate amount of all such dividends paid was $86.51 million; an additional $2.17 million will be paid on or about June 10, 2011 for the dividend declared on May 16, 2011, and an additional $64,350 will be paid if and when unvested restricted incentive stock awards vest.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk, containership and multipurpose carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for drybulk carrier, containership and multipurpose vessel capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main reasons for the resurgence in drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last five years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, with port congestion, which was a feature of the market in 2004, the first half of 2005 and again in late 2006, 2007 and most of 2008, absorbing additional tonnage especially in the drybulk market. During the last three months of 2008 and the first three months of 2009, drybulk and containerized trade was severely affected by the world economic slowdown and the lack of bank credit to finance trade. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming, (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a certain amount of trade volume and thus increases demand for ships.

The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of May 1, 2011, the global drybulk carrier orderbook amounted to approximately 254.5 million dwt, or about 46% of the existing fleet, with more than 80% (by capacity) of the vessels on the orderbook scheduled to be delivered by the end of 2012, however, there is the possibility that a number of orders will be delayed or cancelled, following the trend of delays and cancellations of about 40% of the scheduled deliveries during 2009 and 2010.  Containership orderbook (including multipurpose vessels) amounted to approximately 4.03 million teu, or about 28% of the existing fleet with most vessels, again, expected to be delivered in 2011 and 2012.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007,  and the first nine months of 2008 the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of the October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. On the contrary, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel ages. For example, we sold one of our laid-up vessels, m/v Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates continued through 2010.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of May 25, 2011, approximately 84% of our ship capacity days in 2011, including fixed employment in the first and second quarter of the year, and approximately 24% of our ship capacity days in 2012, are under time charter contracts or protected from market fluctuations via FFA contracts.

E.	Off-balance Sheet Arrangements

As of December 31, 2010, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2010:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$88,385,000	$13,472,000	$34,269,000	$27,724,000	$12,920,000
Interest Payments (1)	$14,211,119	$3,877,102	$6,547,709	$2,804,864	$981,444
Vessel Management fees (2)	$31,786,553	$5,927,600	$12,484,859	$13,374,093	—
Other Management fees (3)	$6,569,021	$1,225,000	$2,580,126	$2,763,895	—
Derivative contracts (4)	—	—	—	—	—

(1) Assuming the amortization of the loans as of December 31, 2010 described above and an average calculated interest rate margin over LIBOR of about 2.18%, 2.26%, 2.51% and 2.72% per annum for the four periods, respectively, and based on an underlying assumption for LIBOR calculated from the forward rates of the LIBOR yield curve as of December 31, 2010 of 0.45%, 1.17%, 2.29%, 3.19% and 3.94% for years 1 to 5, respectively and 4.49% for beyond the fifth year. Also includes our obligation to make payments required as of December 31, 2010 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).

(2) Refers to our obligation for management fees of 700 Euros per day per vessel (approximately $1,015) starting on January 1, 2011 for the sixteen vessels owned by Euroseas as of that date under the Amended and Restated Master Management Agreement in effect as of January 1, 2011; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2011 the present term of which expires on January 1, 2016.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.45 USD/Euro).

(3) Refers to our obligation for management fees of $1,225,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2011 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2016.

(4) Refers to our obligation to make payments required as of December 31, 2010 under our outstanding FFA options contracts. We have used the FFA rates and option contract values as of December 31, 2010 to estimate the payments required under our FFA contracts. As the options contracts are in-the-money, there is no such payment obligation as of December 31, 2010 (see Item 11).

G.             Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position

Aristides J. Pittas	51	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	59	CFO and Treasurer; Class A Director
Aristides P. Pittas	51	Vice Chairman; Class A Director
Stephania Karmiri	43	Secretary
Panagiotis Kyriakopoulos	50	Class B Director
George Skarvelis	50	Class B Director
George Taniskidis	50	Class C Director
Gerald Turner	63	Class C Director

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

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman of Syntaxis Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we paid $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. Under this Master Management Agreement, as amended in July 2007 and February 2008, for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and, our internal auditor, and for other services associated with us being a public company, we pay Eurobulk $1,100,000 per year starting January 1, 2008, before bonuses, adjusted annually every January 1st for Greek inflation. On January 1, 2009, the management fee for executive services and other services associated with us being a public company was adjusted to $1,150,000; on January 1, 2010, this fee was adjusted to $1,165,000 and on January 1, 2011, this fee was adjusted to $1,225,000 to account for inflation in Greece. In 2006, 2007, 2008, 2009 and 2010 we paid $508,750, $608,750, $1,100,000, $1,150,000 and $1,165,000, respectively.

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

Equity Incentive Plan

In August 2006, we adopted an equity incentive plan which entitles our Board of Directors to grant to our directors, officers and key employees awards in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the plan are 600,000 shares of Common Stock. The plan is administered by our Board of Directors. The plan does not have any set term. However, the Board of Directors may not grant any incentive stock options after the tenth anniversary of the adoption of the Plan.  This plan was terminated and replaced by a substantially similar plan in October 2007 that entitles our Board of Directors to grant awards under the plan to directors, officers and key employees of the Company and its affiliates.  On May 5, 2010, the Board of Directors adopted a new equity incentive plan which is similar to our 2007 plan. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the new plan is 1,500,000 shares of common stock. The new equity incentive plan was adopted on May 5, 2010 and became effective on June 15, 2010.

On December 18, 2007, the Board of Directors awarded 135,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which vested on December 20, 2007 and the remainder which vested on December 15, 2008.  On February 7, 2008, the Board of Directors awarded 150,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on August 7, 2008 and the remainder vested on August 7, 2009. On November 12, 2008, the Board of Directors awarded 160,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2009 and the remainder on November 16, 2010. On November 4, 2009, the Board of Directors awarded 165,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2010 and the remainder which will vest on July 1, 2011. On November 4, 2010, the Board of Directors awarded 165,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2011 and the remainder which will vest on November 16, 2012. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The term of our Class A directors expires in 2011, the term of our Class B directors expires in 2012 and the term of our Class C directors expires in 2013.

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

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the services of our Chief Executive Officer,, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stefania Karmiri.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel.  As of December 31, 2010, approximately 140 officers and 230 crew members served on board the vessels in our fleet.

E.	Share Ownership

The following table sets forth certain information the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group as of May 25, 2011.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock(12)

Friends Investment Company Inc.(2)	10,854,559	34.7%
Aristides J. Pittas(3)	190,000	*
George Skarvelis(4)	22,000	*
George Taniskidis(5)	25,000	*
Gerald Turner(6)	25,000	*
Panagiotis Kyriakopoulos(7)	25,000	*
Aristides P. Pittas(8)	35,000	*
Anastasios Aslidis(9)	98,000	*
Stefania Karmiri(10)	—	*
Symeon Pariaros(11)	17,200	*
All directors and officers as a group	11,291,759	36.1%

——————

*	Indicates less than 1.0%.

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

(2)
Includes 10,854,559 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Does not include 1,419,210 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on July 1, 2011, 20,000 shares vesting on November 16, 2011 and 20,000 shares vesting on November 16, 2012.

(4)
Does not include 587,487 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(5)
Does not include 39,727 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(6)
Does not include 159,542 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(7)
Does not include 67,412 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(8)
Does not include 968,139 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on July 1, 2011, 5,000 shares vesting on July 1, 2011 and 5,000 shares vesting on July 1, 2012.

(9)	Includes 12,500 shares vesting on July 1, 2011, 12,500 shares vesting on July 1, 2011 and 12,500 shares vesting on July 1, 2012.

(10)
Does not include 2,361 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(11)	Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(12)	Voting stock includes 247,500 unvested shares in addition to the 31,002,211 issued and outstanding shares of the Company as of May 25, 2011.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See section 6(B) of this annual report, "Compensation."

Options

No options were granted during the fiscal year ended December 31, 2010. There are currently no options outstanding to acquire any of our shares.

Warrants

In connection with our Private Placement in August 2005, we issued warrants to purchase 585,589 shares of our common stock. The warrants had a five year term and an exercise price of $10.80 per share. During 2007, 248,463 of the above warrants were exercised and an additional 192,213 warrants were exercised in 2008. No warrants were exercised during 2009. The remaining warrants expired unexercised on August 25, 2010.  We do not currently have any other outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of May 25, 2011 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock(14)

Friends Investment Company Inc.(2)	10,854,559	34.7%
Royce & Associates, LLC(3)	2,363,346	7. 6%
Wellington Management Co. LLP(4)	1,776,600	5.7%
Aristides J. Pittas(5)	190,000	*
George Skarvelis(6)	22,000	*
George Taniskidis(7)	25,000	*
Gerald Turner(8)	25,000	*
Panagiotis Kyriakopoulos(9)	25,000	*
Aristides P. Pittas(10)	35,000	*
Anastasios Aslidis(11)	98,000	*
Stefania Karmiri(12)	—	*
Symeon Pariaros(13)	17,200	*
All directors and officers and 5% owners as a group	15,431,705	49.4%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 10,854,559 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)	As disclosed on Schedule 13G filed on January 26, 2011.

(4)	As disclosed on Schedule 13F filed on May 19, 2010.

(5)
Does not include 1,419,210 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 20,000 shares vesting on July 1, 2011, 20,000 shares vesting on November 16, 2011 and 20,000 shares vesting on November 16, 2012.

(6)
Does not include 587,487 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(7)
Does not include 39,727 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(8)
Does not include 159,542 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(9)
Does not include 67,412 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(10)
Does not include 968,139 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,000 shares vesting on July 1, 2011, 5,000 shares vesting on July 1, 2011 and 5,000 shares vesting on July 1, 2012.

(11)	Includes 12,500 shares vesting on July 1, 2011, 12,500 shares vesting on July 1, 2011 and 12,500 shares vesting on July 1, 2012.

(12)
Does not include 2,361 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(13)	Includes 2,500 shares vesting on July 1, 2011, 2,500 shares vesting on July 1, 2011 and 2,500 shares vesting on July 1, 2012.

(14)	Voting stock includes 247,500 unvested shares in addition to the 31,002,211 issued and outstanding shares of the Company as of May 25, 2011.

B.	Related Party Transactions

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

Our Master Management Agreement with Eurobulk has been renewed as of January 1, 2011 and has a term of 5 years until January 1, 2016. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement. Under the Master Management Agreement, we pay Eurobulk since January 1, 2011 a fixed cost of $1,225,000 annually, adjusted for Greek inflation every January 1st, and a per ship per day cost of 700 Euros (or $1,015 based on $1.45/Euro exchange rate) adjusted annually for inflation (every January 1st).  This cost will be reduced by half (350 Euros per vessel per day) for the vessels that are laid up. Eurobulk has received fees for management and executive compensation expenses of $2,775,339, $4,277,887, $6,487,415, $6,224,303 and $6,057,006 for years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart has received chartering and vessel sale commissions of $588,149, $1,177,916, $1,663,526, $766,879 and $612,998 for years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.  Eurochart also received 1% commission for vessel acquisitions we did from the sellers of the vessels that we acquired.

We engaged Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on our behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with Royal Bank of Scotland ("RBS"), until we established our own separate FFA trading account. These six FFA contracts were for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. In January 2009, we set up our own FFA trading account with Banque de Paris – Paribas ("BNP") and subsequent FFA contracts were entered into via this account. We transferred the RBS contracts to our own account with BNP. Eurotrade S.A. continues to act as our agent in executing trades under our direction. We did not pay any fees to Eurotrade S.A. for these arrangements.

More Maritime Agencies Inc., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we paid a fee of $50 per crew member per month and pay a commission on premium not exceeding 5%, respectively.  More Maritime Agencies was our crewing agent until the end of 2009 when it was replaced by another crewing agent, Technomar S.A., also an affiliate. The terms of the arrangement between us and Technomar S.A. are very similar to the terms we had with More Maritime Agencies Inc.

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

On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.

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

Euroseas paid dividends of $9,465,082, $20,278,538, $34,547,950, $10,849,609 and $6,863,112 in 2006, 2007, 2008, 2009 and 2010, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company.

We declared and paid dividends of:

$2,271,620 for the first quarter of 2006,
$2,271,620 for the second quarter of 2006,
$2,650,223 for the third quarter of 2006,
$2,776,433 for the fourth quarter of 2006,
$4,409,321 for the first quarter of 2007,
$6,052,064 for the second quarter of 2007,
$7,040,717 for the third quarter of 2007,
$9,128,334 for the fourth quarter of 2007,
$9,433,373 for the first quarter of 2008,
$9,808,346 for the second quarter of 2008,
$6,177,897 for the third quarter of 2008,
$3,057,561 for the fourth quarter of 2008,
$3,057,561 for the first quarter of 2009,
$3,164,661 for the second quarter of 2009,

$1,569,826 for the third quarter of 2009,
$1,542,486 for the fourth quarter of 2009,
$1,542,486 for the first quarter of 2010,
$1,868,308 for the second quarter of 2010,
$1,909,833 for the third quarter of 2010,
$1,860,133 for the fourth quarter of 2010, and
$2,170,155 for the first quarter of 2011 to be paid in June 2011.

As of December 31, 2010, dividends of $32,175 have accrued and will be paid if and when unvested incentive stock awards vest. The most recent dividend, declared on May16, 2011 for the results of first quarter of 2011, will be paid on or about June 10, 2011 to the shareholders on record as of June 1, 2011. After this dividend, $64,350 will have accrued as dividends of the unvested stock awards which will be paid if and when unvested incentive stock awards vest.

B.	Significant Changes

After December 31, 2010, the following significant events occurred:

a)  On January 20, 2011, we entered into an interest rate swap contract for a notional amount of $10.0 million. Under the terms of the swap, the bank will make a quarterly payment to Euroseas  based on 3-month LIBOR less 2.29% on the notional amount if the 3-month LIBOR is greater than 2.29%. If 3-month LIBOR is less than 2.29%, the bank will receive an amount from Euroseas based on 2.29% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 2.29%, no amount is due or payable to the Company. The swap is effective from January 21, 2011 to January 21, 2016.

b) On February 16, 2011, the Board of Directors declared a cash dividend of $0.06 per share of Euroseas Ltd. common stock.  Such cash dividend was paid on or about March 11, 2011 to the holders of record of shares of Euroseas Ltd. common stock as of March 1, 2011.

c)      On May 16, 2011, the Board of Directors declared a cash dividend of $0.07 per share of Euroseas Ltd. common stock.  Such cash dividend is expected to be paid on or about June 10, 2011 to the holders of record of shares of Euroseas Ltd. common stock as of June 1, 2011.

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

Period	Low	High

Year ended Dec. 31, 2007	7.00	20.79

Year ended Dec. 31, 2008	12.00	16.80

Year Ended Dec. 31, 2009	3.51	6.05
1st quarter 2009	3.51	5.82
2nd quarter 2009	3.57	6.05
3rd quarter 2009	4.23	5.30
4th quarter 2009	3.82	5.02

Year Ended Dec. 31, 2010	3.31	4.50
1st quarter 2010	3.75	4.50
2nd quarter 2010	3.41	4.17
3rd quarter 2010	3.31	4.09
4th quarter 2010	3.51	4.15
October 2010	3.91	4.09
November 2010	3.86	4.15
December 2010	3.51	3.92

Year 2011(*)	3.58	4.85
1st quarter 2011	3.56	4.83
2nd quarter 2011	4.26	4.85
January 2011	3.58	3.92
February 2011	3.56	4.03
March 2011	3.76	4.83
April 2011	4.26	4.85
May 2011 (*)	4.26	4.67

(* Until May 25, 2011)

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Not Applicable.

B.	Amended and Restated Articles of Incorporation and Bylaws, as amended

Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 (Amended and Restated Articles of Incorporation) herewith, and our current bylaws, as amended, have been filed with the SEC as Exhibits 3.2 (Bylaws) and 3.4 (Amendment to Bylaws),to our Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.03 per share, of which 31,002,211 shares are issued and outstanding as of May 25, 2011, and 20,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding as of May 25, 2011. All of our shares of stock are in registered form.

Common Stock

As of the date of this annual report, we are authorized to issue up to 200,000,000 shares of common stock, par value $.03 per share, of which 31,002,211 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of the date of this prospectus, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock.

Directors

Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.

Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.

Our Board of Directors is divided into three classes as set out below in "Classified Board of Directors." Each director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.

Our bylaws were amended on March 25, 2010 in connection with our Joint Venture in order to ensure that for so long as the percentage of ownership interest of Eton Park and Rhône (considered separately) in us, is (x) greater than 35%, the Joint Venture affiliates of Eton Park or Rhône, as applicable, together with their respective permitted transferees, shall each be entitled to select two (2) directors for appointment to our Board of Directors or (y) between 7.5% and 35%, the Joint Venture affiliates of Eton Park or Rhône, as applicable, together with their respective permitted transferees shall each be entitled to select one (1) director for appointment to the Board of Directors, in each case in addition to the current seven seats on the Board of Directors and adjusted in proportion to any change in the total number of seats on the Board of Directors.

Shareholder Meetings

Under our bylaws, as amended, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called at any time by the Board of Directors, the Chairman of the Board or by the President. Notice of every annual and special meeting of shareholders must be given to each shareholder of record entitled to vote at least 15 but no more than 60 days before such meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Shareholders' Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

The limitation of liability and indemnification provisions in our bylaws, as amended, may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws, as Amended

Several provisions of our amended and restated articles of incorporation and bylaws, as amended, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change in control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change in control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of a majority of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our amended and restated articles of incorporation and our bylaws, as amended, provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and our bylaws, as amended, provide that, subject to certain exceptions, our Board of Directors, our Chairman of the Board or by the President and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may not call a special meeting and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Certain Business Combinations

Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any "business combination" with any Interested Shareholder for a period of three years following the date the shareholder became an interested shareholder.

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

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to holders of our common stock that are not residents or domiciled or carrying any commercial activity in the Marshall Islands. The holders of our common stock will not be subject to Marshall Islands tax on the sale or other disposition of such common stock.

Liberian Tax Considerations

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act").  In contrast to the income tax law previously in effect since 1977 (the "Prior Law"), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non resident Liberian corporation, such as our Liberian subsidiaries, which conduct no business in Liberia and which was wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the "New Regulations").  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law. In 2009, the Liberian Congress enacted the Economic Stimulus Taxation Act of 2009, which reinstates the treatment of non-resident Liberian corporation, such as our Liberian subsidiaries, under Prior Law retroactive to January 1, 2001.  This legislation will become effective when it is finally published by the Liberian government.

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

United States Federal Income Tax

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Euroseas and its subsidiaries on a consolidated basis.

United States Federal Income Taxation of Our Company

Taxation of Operating Income: In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States exclusive of certain U.S. territories and possessions constitutes income from sources within the United States, which we refer to as "U.S.-source shipping income."

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

In the absence of exemption from tax under Section 883 of the Code, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

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

The Marshall Islands, Liberia, Cyprus and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2010 each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2008, 2009 and 2010 taxable year and therefore qualify for benefits of Section 883 of the Code and we intend to take this position on our United States federal income tax return.

The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock, our sole class of issued and outstanding stock, is "primarily traded" on the NASDAQ Global Select Market, which is an established securities market for these purposes.

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Select Market, and accordingly, we satisfy the listing threshold.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the trading frequency test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the trading volume test.  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the tests will be deemed satisfied if our common stock are traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common shares.  We believe that our common stock satisfied the trading frequency and trading volume tests during the 2010 taxable year.

Notwithstanding the foregoing, we will not satisfy the Publicly-Traded Test if 50% or more of the vote and value of our common stock is owned (or is treated as owned under certain stock ownership attribution rules) by persons each of whom owns (or is treated as owning under certain stock ownership attribution rules) 5% or more of the value of our common stock, or 5% Shareholders, for more than half the days during the taxable year, to which we refer to as the 5% override rule.   In the event the 5% override rule is triggered, the 5% override rule will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year.  In order to determine the persons who are 5% Shareholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission as having a 5% or more beneficial interest in our common stock.

We are not aware of any facts which would indicate that 50% or more of our common stock was actually or constructively owned by 5% Shareholders during our 2010 taxable year. However, there can be no assurance that subsequent changes in the ownership of our common stock will not result in the 5% override rule being triggered at any time in the future. If 5% Shareholders owned 50% or more of our common stock, then we would have to satisfy certain requirements regarding the identity and residence of our 5% Shareholders. These requirements are onerous and there is no assurance that we could satisfy them. Because of the factual nature of the issues relating to this determination, no assurance can be given that we will qualify for the exemption in any future taxable year.
.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% U.S. Federal "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income is or will be "effectively connected" with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (currently through 2012) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (regarding whether pursuant to a short sale or otherwise) to make payments with respect to positions in establishing similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the NASDAQ Global Select Market were not eligible for these preferential rates.  Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a stockholder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Passive Foreign Investment Company Status (PFIC) and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets".

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in our common stock, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a QEF election. As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC for taxable years beginning after March 18, 2010, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.

 U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder.  Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock).  Distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's tax basis in his common stock would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in the common stock.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to the common stock would include annually in the U.S. Holder's income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder's then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder's adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a Non-Electing Holder, would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (ii) any gain realized on the sale or other disposition of common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning common stock, the Non-Electing Holder's successor would be ineligible to receive a step-up in the tax basis of that common stock.

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

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your U.S. Federal income tax liability by filing a refund claim with the IRS.

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

Interest Rate Fluctuation Risk

The international drybulk, containership and multipurpose vessel industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. In 2008, we entered into an interest rate swap contract for a notional amount of $25.0 million in order to manage interest costs and the risks associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 3.99% on the relevant amount if the 3-month LIBOR is greater than 3.99%. If 3-month LIBOR is less than 3.99%, Eurobank receives an amount from the Company based on 3.99% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 3.99% no amount is due or payable to the Company. The swap is effective from July 14, 2008 to July 14, 2013. In 2009, we entered into a second interest rate swap contract for a notional amount of $25.0 million. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 2.88% on the relevant amount if the 3-month LIBOR is greater than 2.88%. If 3-month LIBOR is less than 2.88%, Eurobank receives an amount from the Company based on 2.88% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 2.88% no amount is due or payable to the Company. The swap is effective from July 8, 2009 to July 8, 2014. In 2011, we entered into a third interest rate swap contract for a notional amount of $10.0 million. Under the terms of the swap, Eurobank makes a quarterly payment to the Company based on 3-month LIBOR less 2.29% on the relevant amount if the 3-month LIBOR is greater than 2.29%. If 3-month LIBOR is less than 2.29%, Eurobank receives an amount from the Company based on 2.29% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 2.29% no amount is due or payable to the Company. The swap is effective from January 21, 2011 to January 21, 2016. These swap contracts do not cover our entire debt over the next two years and thus increasing interest rates could adversely impact future earnings.

As at December 31, 2010, we had $88.39 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 2.85%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period ended December 31, 2010 by approximately $712,790 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $(loans)	Amount in $ (swap)
2011	816,000	(595,000)
2012	677,000	(600,000)
2013	534,000	(484,000)
2014	302,000	(229,000)
2015 and thereafter	324,000	(105,000)

Charter Rate Fluctuation Risk

In December 2008 and during 2009, we entered into FFA contracts to hedge our exposure to the drybulk market.  In July 2010, we entered into two FFA options contracts. These are futures contracts on an index of the earnings of a typical drybulk vessel of certain type and size (i.e. a modern Panamax drybulk carrier). Selling such a contract for a specific period entitles you to receive the agreed upon daily rate (index level) for the period in exchange for the actual daily rate (index level) for each of the days of the period (the period over which a contract is settled is always a calendar month).  Selling an options contract provides initial revenue to the seller but gives the right to the buyer to exercise it if the daily rate over the period is above the options contract rate in case of a call or below the options contract rate in case of a put; there is no obligation to pay the difference if the daily rate over the period is below the options contract rate in case of a call or above the options contract rate in case of a put. Sale of FFA contracts or options is designed to secure a certain level of revenues in conjunction with our drybulk vessels operating in the spot market under the expectation that the amount the vessels earn in the spot market is correlated to the daily rate (index level) that we have to pay to settle the FFA contracts. However, there are risks that the hedge may not work in the intended way because the vessels, even when employed in the spot market, are chartered for short periods of time (as opposed to earning the daily rate that is used for the settlement of the FFA contract), are employed in routes possibly different from the one(s) used in the index and are of different size from the vessel assumed in the index.

As of December 31, 2010, we have two options on FFA contracts, one put option at $16,500/day that we bought and one call option at $23,500 /day that we sold, each for 360 days in 2011 on the Baltic Panamax 4-TC index. The options contracts are exercised if they are in the money and settled each month.  There is also a margin maintenance requirement if the overall position is out of the money based on marking the options contract to market.  Given the nature of the two options contracts: if the average daily rate for a period (month) is below $16,500/day, we will exercise our put option and receive the difference between $16,500/day and the actual average daily rate during the period times 30 (which is equal to the contract days for the period), if the average daily rate for a period is between $16,500/day and $23,500/day neither the put or call option contract will be exercised, and if the average daily rate for a period is greater than $23,500/day the call contract we sold will be exercised and we will pay the difference between the actual average daily rate during the period less $23,500/day times 30 days. The table below shows the sensitivity of our FFA options contracts and margin requirements for an increase of $1,000/day in the Baltic Panamax 4-TC index assuming that the value of the option contracts changes by the same amount as the underlying FFA contract (in general it changes by less); specifically, the mark-to-market value of our FFA contracts will decrease and the amount we will have to post as margin will increase.

Year Ended December 31,	Change in Fair Value in $
2011	(360,000)
Margin	Amount in $
Maximum increase in margin	360,000

As of May 1, 2011, we have settled about 120 days of each the above two options contracts and we have outstanding contracts for about 240 days of each for the rest of 2011. We have not entered into any additional FFA contracts or options on FFA contracts.

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 32% of our vessel operating expenses (excluding depreciation and other operating income) in 2010 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros (665 Euros per vessel per day in 2010), and, certain general and administrative expenses (about 20% in 2010) are mainly in Euros and some other currencies. On December 31, 2010, approximately 23% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year to December 31, 2010 was $3,200.

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

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2010. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2010, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte"), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15(c) below.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

(c)     Attestation Report of the Registered Public Accounting Firm

Deloitte. Hadjipavlou, Sofianos and Cambanis S.A., or "Deloitte", an independent registered public accounting firm, as auditors of our consolidated financial statements for the year ended December 31, 2010, has issued the following attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated May 27, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
May 27, 2011

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

Item 16C.          Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2010 (dollars in thousands)	2009 (dollars in thousands)
Audit Fees	$ 405	$ 531
Further assurance / audit related fees	_	_
Tax fees	_	_
Other fees / expenses	-	-
Total	$ 405	$ 531

Audit fees relate to regular audit services and audit of our internal controls and services required for our continuous equity offering (currently suspended) and filings on Form S-8.

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

OTHER THAN AS NOTED ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

The following financial statements set forth on pages F-1 through F-45 are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(12)
1.2	Bylaws of Euroseas Ltd.(11)
1.3	Amendment to Bylaws of Euroseas Ltd.(11)
2.1	Specimen Common Stock Certificate(7)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
2.6	Registration Rights Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
3.1
Shareholder Voting Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd., All Seas Investors III LP, Friends Investment Company Inc. and Aristides J. Pittas dated March 25, 2010(11)

4.1	Form of Lock-up Agreement(1)
4.2
Secured Loan Facility Agreement dated May 24, 2005 between Allendale Investments S.A. and Alterwall Business Inc. as borrowers, Fortis Bank (Nederland) N.V. and others as lenders, and Fortis Bank (Nederland) N.V. as agent and security trustee for US$20,000,000(1)

4.3	Form of Standard Ship Management Agreement(1)
4.4	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.5	Form of Current Time Charter(1)
4.6	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008 (6)
4.7	Addendum No. 1 to Amendment to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009 (9)
4.8	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of US$8,250,000 dated June 30, 2006(3)
4.9	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of US$15,500,000 dated August 30, 2006(3)
4.10	Euroseas 2007 Equity Incentive Plan(8)
4.11	Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of US$20,000,000 dated November 14, 2006(4)
4.12	Amendment to Loan Agreement among Xingang Shipping Ltd., as borrower, HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, dated April 14, 2010(11)
4.13	Form of Right of First Refusal(5)
4.14	Form of Advisory Agreement(5)
4.15	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated June 7, 2007(6)
4.16	Supplemental Agreement to Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, dated August 5, 2009(11)
4.17	Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of US$15,000,000 dated October 29, 2007 (6)

4.18	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 29, 2008 (9)
4.19	Amendment to Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A, as lender, dated October 26, 2010(12)
4.20	Form of Senior Security Debt Indenture(7)
4.21	Form of Subordinated Debt Security Indenture(7)
4.22	Loan Agreement between Saf-Concord Shipping Ltd., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated January 9, 2009 (9)
4.23	Loan Agreement between Eleni Shipping Ltd., as borrower and Calyon, as lender, for the amount of US$10,000,000 dated April 30, 2009 (9)
4.24	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated May 18, 2009(10)
4.25	Amendment to Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated March 25, 2010(11)
4.26	Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, for the amount of US$13,000,000 dated December 14, 2009(11)
4.27	Amendment to Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, dated April 14, 2010 (11)
4.28
Limited Liability Company Agreement for Euromar LLC, a Marshall Islands Limited Liability Company, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)

4.29	Management Agreement among Euromar LLC, the vessel owning subsidiaries of Euromar LLC, Euroseas Ltd., Eurobulk Ltd. and Eurochart S.A. dated March 25, 2010(11)
4.30	Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated March 25, 2010(11)
4.31	Euroseas 2010 Equity Incentive Plan(11)
4.32	Loan Agreement between Noumea Shipping Ltd, as borrower, and Crédit Agricole Corporate and Investment Bank, as lender, for the amount of US$20,000,000 dated December 28, 2010(12)
4.33	Loan Agreement between Aggeliki Shipping Ltd., as borrower, and DVB Bank SE, as lender, for the amount of US$8,500,000 dated November 5, 2010(12)
8.1	Subsidiaries of the Registrant(12)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(12)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(12)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(12)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(12)
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(12)

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(12)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

EUROSEAS LTD.
(Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: May 27, 2011

Euroseas Ltd. and Subsidiaries
Consolidated financial statements
December 31, 2009 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2011 expressed unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte. Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
May 27, 2011

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2009 and 2010
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2009	December 31, 2010
Assets
Current assets
Cash and cash equivalents		40,984,549	34,273,518
Trade accounts receivable, net		1,650,713	1,563,761
Other receivables		239,656	6,693,985
Inventories	3	1,869,238	1,788,256
Restricted cash	9	1,191,230	976,714
Other deposits	16	12,376,119	-
Trading securities	15	436,598	263,223
Derivatives	15, 16	-	574,336
Prepaid expenses		185,137	271,033
Total current assets		58,933,240	46,404,826

Fixed assets
Vessels, net	4	257,270,824	255,412,434
Long-term assets
Restricted cash	9	6,500,000	4,800,000
Deferred charges, net	5	327,694	599,374
Derivatives	15, 16	386,536	-
Investment in joint venture	17	-	14,461,167
Total long-term assets		264,485,054	275,272,975
Total assets		323,418,294	321,677,801

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	14,030,000	13,472,000
Trade accounts payable		1,843,182	3,950,934
Accrued expenses	6	1,060,326	2,212,401
Accrued dividends	12	46,750	32,175
Due to related companies	8	1,416,380	1,594,773
Deferred revenues		1,247,782	2,114,335
Derivatives	15, 16	10,799,132	1,837,924
Total current liabilities		30,443,552	25,214,542

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated balance sheets
December 31, 2009 and 2010
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2009	December 31 , 2010

Long-term liabilities
Long-term debt, net of current portion	9	57,485,000	74,913,000
Derivatives	15, 16	611,852	1,537,056
Fair value of below market time charters acquired	7	3,424,627	1,318,211
Total long-term liabilities		61,521,479	77,768,267
Total liabilities		91,965,031	102,982,809

Commitments and contingencies	11

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 30,849,711 and 31,002,211 issued and outstanding)		925,492	930,067
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		235,588,391	236,279,931
Accumulated deficit		(5,060,620)	(18,515,006)
Total shareholders' equity		231,453,263	218,694,992
Total liabilities and shareholders' equity		323,418,294	321,677,801

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2008, 2009 and 2010
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2008	2009	2010

Revenues
Voyage revenue	7	132,243,918	66,215,669	54,422,489
Commissions	8, 14	(5,940,460)	(2,433,776)	(1,944,473)
Net revenue		126,303,458	63,781,893	52,478,016

Operating expenses
Voyage expenses	14	3,092,323	1,510,551	1,596,569
Vessel operating expenses	14	27,521,194	23,673,480	21, 507,192
Drydocking expenses		6,129,257	1,912,474	6,537,733
Vessel depreciation	4	28,284,752	19,092,384	17,979,750
Impairment loss	4	25,113,364	-	-
Management fees	8	5,387,415	5,074,297	4,892,006
Other general and administrative expenses		4,057,736	3,640,534	3,026,941
Net loss on sale of vessels	4	-	8,959,321	-
Charter termination fee and other income	18	-	(103,577)	(2,352,946)
Total operating expenses		99,586,041	63,759,464	53,187,245

Operating income / (loss)		26,717,417	22,429	(709,229)

Other income/(expenses)
Interest and other financing costs		(2,930,737)	(1,437,637)	(1,498,216)
Change in fair value of derivatives	16	(3,474,635)	(15,778,209)	(4,221,817)
Foreign exchange gain/(loss)		7,888	36,477	(3,200)
Realized gain on investments		81,193	411,444	-
Unrealized loss on investments		(2,393,983)	(5,325)	(173,375)
Dividend income		315,266	-	-
Interest income		3,168,501	1,123,317	538,820
Other expenses, net		(5,226,507)	(15,649,933)	(5,357,788)

Equity loss in joint venture		-	-	(538,833)
Net income / (loss)		21,490,910	(15,627,504)	(6,605,850)
Earnings / (loss) per share - basic	13	0.71	(0.51)	(0.21)
Weighted average number of shares outstanding during the year, basic	13	30,437,107	30,648,991	30,900,122
Earnings / (loss) per share - diluted	13	0.70	(0.51)	(0.21)
Weighted average number of shares outstanding during the year, diluted	13	30,505,476	30,648,991	30,900,122

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2008, 2009 and 2010
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income / (loss)	Number of Shares	Common Stock Amount	Preferred Shares Amount	Additional Paid – in Capital	Retained Earnings /Accumulated Deficit	Total
Balance, January 1, 2008		30,261,113	907,834	-	231,147,700	34,520,282	266,575,816
Net income	21,490,910					21,490,910	21,490,910
Issuance of shares for warrants exercised		171,998	5,160	-	1,805,762	-	1,810,922
Issuance of restricted shares for stock incentive award and share-based compensation		142,500	4,275	-	1,614,208	-	1,618,483
Dividends declared ($1.13 per share) (see Note 13)			-	-		(34,664,699)	(34,664,699)
Balance, December 31, 2008		30,575,611	917,269	-	234,567,670	21,346,493	256,831,432
Net loss	(15,627,504)					(15,627,504)	(15,627,504)
Issuance of shares in "Continuous Offering Program, net of issuance costs"		134,100	4,023	-	204,732	-	208,755
Issuance of restricted shares for stock incentive award and share-based compensation		140,000	4,200	-	815,989	-	820,189
Dividends declared ($0.35 per share) (see Note 13)			-	-		(10,779,609)	(10,779,609)
Balance, December 31, 2009		30,849,711	925,492	-	235,588,391	(5,060,620)	231,453,263
Net loss	(6,605,850)					(6,605,850)	(6,605,850)
Issuance of restricted shares for stock incentive award and share-based compensation		152,500	4,575	-	691,540	-	696,115
Dividends declared ($0.22 per share) (see Note 13)			-	-		(6,848,536)	(6,848,536)
Balance, December 31, 2010		31,002,211	930,067	-	236,279,931	(18,515,006)	218,694,992

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

	2008	2009	2010
Cash flows from operating activities:
Net income / (loss)	21,490,910	(15,627,504)	(6,605,850)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	28,284,752	19,092,384	17,979,750
Impairment loss	25,113,364	-	-
Amortization of deferred charges	85,141	110,504	108,569
Amortization of fair value of time charters	(6,144,507)	(3,626,762)	(2,106,416)
Loss on sale of vessels	-	8,959,321	-
Share-based compensation	1,618,484	820,189	696,117
Investment in trading securities, net	(192,859)	741,248	-
Loss / (gain) on trading securities	2,312,790	(406,118)	173,375
Unrealized loss / (gain) on derivatives	3,397,530	7,626,918	(8,223,804)
Loss in investment in joint venture	-	-	538,833
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(183,791)	(416,818)	86,952
Prepaid expenses	189,503	55,965	(85,896)
Other receivables	(698,547)	532,133	(6,454,329)
Inventories	(108,295)	142,735	80,982
Other deposits	-	(12,376,119)	12,376,119
Due from related companies	612,446	4,678,750	-
Increase/(decrease) in:
Due to related companies	-	1,416,380	178,393
Trade accounts payable	(1,506,276)	(243,112)	2,207,566
Accrued expenses	(870,284)	(356,615)	932,075
Deferred revenue	883,380	(3,285,819)	866,553
Net cash provided by operating activities	74,283,741	7,837,660	12,748,989

Cash flows from investing activities:
Purchase of vessels including improvements	(43,582,320)	(62,224,639)	(16,121,360)
Advance for vessel acquisition	(1,821,798)	-	-
Investment in joint venture	-	-	(15,000,000)
Insurance proceeds	-	667,839	-
Change in restricted cash	(741,385)	(709,966)	1,914,516
Proceeds from sale of vessels	-	16,668,001	-
Net cash used in investing activities	(46,145,503)	(45,598,765)	(29,206,844)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

(Continued)

	2008	2009	2010
Cash flows from financing activities:
Issuance of share capital	5,030	4,023	-
Proceeds from shares issued	1,805,892	645,242	-
Offering expenses paid	(110,340)	(197,193)	(99,814)
Dividends paid	(34,547,949)	(10,849,609)	(6,863,112)
Loan arrangement fees paid	-	(208,000)	(160,250)
Proceeds from long-term debts	-	33,000,000	28,500,000
Repayment of long-term debts	(25,575,000)	(17,500,000)	(11,630,000)
Net cash (used in) / provided by financing activities	(58,422,367)	4,894,463	9,746,824

Net decrease in cash and cash equivalents	(30,284,129)	(32,866,642)	(6,711,031)
Cash and cash equivalents at beginning of year	104,135,320	73,851,191	40,984,549
Cash and cash equivalents at end of year	73,851,191	40,984,549	34,273,518
Cash paid for interest	3,161,197	1,421,193	1,328,563
Non cash items:
Other increase in accrued expenses and deferred charges	143,505	297,008	220,000
Fair value of below market charters acquired	9,597,438	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
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

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 34.7% of the Company's shares and of Eurobulk Marine Holdings Inc. which owns another 1.3% of the Company's shares as of December 31, 2010.

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

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•
Searoute Maritime Ltd. incorporated in Cyprus on May 20, 1992, owner of the Cyprus flag 33,712 deadweight ton ("DWT" – a measure of the carrying capacity in tons) bulk carrier motor vessel (M/V) "Ariel", which was built in 1977 and acquired on March 5, 1993.  M/V "Ariel" was sold in February, 2007.

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

•
Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT / 1,169 twenty-foot equivalent ("TEU" – a measure of carrying capacity in containers) container carrier M/V "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - continued

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT / 1,169 TEU container carrier M/V "Ninos" (previously named M/V "Quingdao I") which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V "Irini", which was built in 1988 and acquired on October 15, 2002.

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT / 2,098 TEU container carrier M/V "Artemis", which was built in 1987 and acquired on November 25, 2005.  M/V Artemis was sold in December 2009.

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

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006. On November 6, 2009 the vessel was renamed M/V "YN Port Kelang" (from July 11, 2009 to November 5, 2009 the vessel was named M/V "Mastro Nicos").

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
Years ended December 31, 2008, 2009 and 2010
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

•
Noumea Shipping Ltd, incorporated in Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V "Maersk Noumea", which was built in 2001 and acquired on May 22, 2008.

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V "Monica P", which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V "Eleni P", which was built in 1997 and acquired on March 6, 2009.

•
Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, was the owner of the Maltese flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009. On December 15, 2009, ownership of the vessel was transferred to Pantelis Shipping Corp., incorporated in Liberia, and the vessel changed its flag to the Liberian flag.

•
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on  May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V "Aggeliki P" which was built in 1998 and acquired on June 21, 2010.

During the years ended December 31, 2008, 2009 and 2010, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2008	2009	2010

A (Klaveness)	8.81%	16.84%	30.29%
B (Maersk Lines)	2.49%	10.25%	14.95%
C (Sun Express)	-	-	10.10%
D (Orient Express Lines)	6.05%	10.33%	-%
E (Sinochart)	13.80%	2.52%	-%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
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

Foreign currency translation

The Company's functional currency as well as the functional currency of all its subsidiaries is the U.S. dollar.  Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

Cash equivalents

Cash equivalents are time deposits or other certificates purchased with an original maturity of three months or less.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

Vessels

Vessels are stated at cost which comprises the vessels' contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased to 30 years (from 25 years until then) in line with industry practice and intended use of such vessels; also, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. (Please also refer to "Change in estimates" discussed below.)

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

Insurance proceeds

Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow. For example, certain hull and machinery claim receipts are classified as "cash flow from investment activities".  In 2009, the Company had $667,839 receipts for hull and machinery claims (mainly for M/V "Jonathan P", ex-M/V "OEL Integrity ") which were classified under "cash flows from investing activities". There were no hull and machinery claim receipts in 2008 and 2010.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
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
Years ended December 31, 2008, 2009 and 2010
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

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

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
Years ended December 31, 2008, 2009 and 2010
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

Stock incentive plan awards

Share-based compensation represents vested and unvested restricted shares granted to employees and to non-employee directors, for their services as directors, as well as to non-employees and are included in "Other general and administrative expenses" in the "Consolidated statements of operations." These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered unvested shares on the grant date and a total fair value of such shares recognized on a straight-line basis over the requisite service period. In addition, unvested awards granted to non-employees are measured at their then-current fair value as of the financial reporting dates until non-employees complete the service (Note 12).

Investments

The Company classifies unrestricted publicly traded investments as trading securities and records them at fair value. The Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Gain (loss) on investments". In accordance with guidance relating to "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the "Fair Value Measurements" guidance hierarchy (see Note 15). The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted guidance relating to "The Fair Value Option for Financial Assets and Financial Liabilities" which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Investment in Joint Venture

Investments in companies over which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income by the investor and such amount reflects adjustments similar to those made in preparing consolidated financial statements including adjustments to eliminate intercompany gains and losses, and to amortize, if appropriate, any differences between investor cost and underlying equity in net assets of the investee at the date of acquisition. The investment of an investor is also adjusted to reflect the investor's share of changes in the investee's capital.

Impairment of long-lived assets

Impairment loss is recognized on a long-lived asset used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by the asset and the asset's carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. However, in the fourth quarter of 2008, market conditions changed significantly as a result of the credit crisis and resulting slowdown in world trade. Charter rates for both drybulk carriers and containership vessels fell significantly and values of assets were significantly affected although there were limited transactions to confirm that. The Company considered these market developments as indicators of potential impairment of the carrying amount of its assets. The Company performed the undiscounted cash flow test as of December 31, 2008 for its vessels held for use and determined that the carrying amount of those vessels was not impaired.    The Company recorded an impairment loss for two of its vessels that were classified as held for sale as of December 31, 2008. The impairment loss for these assets was measured on the basis of their fair value less costs to sell and amounted to $25,113,364. This amount is presented in the "Impairment loss" line in the "Operating expenses" section of the "Consolidated statements of operations".  Although during 2009, market conditions generally improved compared to the end of 2008, the Company performed again the undiscounted cash flow test as of December 31, 2009 and 2010 for its vessels held for use and determined that its vessels were not impaired.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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

For the years ended December 31, 2008, 2009 and 2010, the interest rate swaps and the Freight Forward Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the "Consolidated statements of operations."

Earnings per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding at December 31, 2009 and 2010, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted net income per share gives effect to all potentially dilutive securities. The Company's then outstanding warrants and unvested restricted shares were potentially dilutive securities during the twelve months ended December 31, 2009 and 2010 (Note 13).  However, if the result for the year is a loss the effect of any potentially dilutive securities is not considered.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the length of ship employment for its customers, i.e. voyage or time charters.  The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.  As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reporting segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents, restricted cash and other deposits approximate their individual carrying amounts as of December 31, 2009 and 2010, due to their short-term maturity.

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

Recent accounting pronouncements

There are no recent accounting pronouncements that their adoption would have a material effect on the company's consolidated financial statements in the current year or expected to have an impact on future years.

Change in estimates

As discussed above, during the fourth quarter of 2008, the Company changed its estimates of the scrap price and useful life of its containerships to better reflect the present market environment, industry practice and intended use. The effect of these changes was to reduce 2008 depreciation expenses by $0.8 million or $0.03 per share and increase 2008 net income by the same amount. In addition, these changes decreased net loss for year ended December 31, 2009 by $6.4 million, or $0.21 per share and for the year ended December 31, 2010 by $5.0 million, or $0.16 per share.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	2009	2010
Lubricants	1,346,502	1,430,809
Victualling	120,239	166,778
Bunkers	402,497	190,669
Total	1,869,238	1,788,256

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2008	272,708,509	(34,459,525)	238,248,984
-Depreciation for the year	-	(28,284,752)	(28,284,752)
- Purchase of vessel	53,179,758	-	53,179,758
- Vessels held for sale	(45,620,268)	14,439,884	(31,180,384)
Balance, December 31, 2008	280,267,999	(48,304,393)	231,963,606
-Depreciation for the year	-	(19,092,384)	(19,092,384)
- Purchase of vessels	64,046,437	-	64,046,437
- Sale of vessels	(33,986,672)	14,339,837	(19,646,835)
Balance, December 31, 2009	310,327,764	(53,056,940)	257,270,824
-Depreciation for the year	-	(17,979,750)	(17,979,750)
- Purchase of vessels	16,121,360	-	16,121,360
Balance, December 31, 2010	326,449,124	(71,036,690)	255,412,434

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

In 2008, the Company acquired M/V "Maersk Noumea" for a purchase price of $53,179,758 with a below market charter with estimated fair value of $9,597,438 (see Note 7 below).  The Company made payments equal to the purchase price less the fair value of the below market charters to acquire the vessels. During 2009, the Company acquired M/V "Monica P", M/V "Eleni P" and M/V "Pantelis" for an aggregate purchase price plus costs required to make the vessels available for use of $64,046,437.  During 2010, the Company acquired M/V "Aggeliki P" for a purchase price plus costs required to make the vessel available for use of $16,121,360.

In October and November 2008, the Company decided to dispose of two of its vessels. The Company completed the sale of the two vessels in January and February of 2009. The Company determined that the carrying values of the two vessels exceeded their fair values which were calculated on the basis of the agreed price to sell the vessels. Consequently, the Company recorded an impairment loss of $25,113,364, which represents the excess of the carrying values of the assets over their fair values, less cost to sell. The impairment loss is recorded as a separate line item ("Impairment loss") in the Statement of operations for 2008.

In November 2009, the Company decided to dispose of two of its vessels, M/V "Artemis" and M/V "Gregos," which were sold in December 2009 for a gross price of $3,162,786 and $7,900,000, respectively. After sales commissions of 2% and 3%, respectively, and other sales expenses the Company recorded a loss of $8,959,321 from the sale of the two vessels. There were no sales of vessels in 2010.

5.	Deferred Charges, net

"Deferred charges, net" consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses.

	2008	2009	2010
Balance, beginning of year	315,338	373,702	327,694
Additions, loan arrangement fees	-	208,000	380,249
Additions, deferred offering expenses	143,505	297,008	-
Amortization of loan arrangement fees	(85,141)	(110,504)	(108,569)
Deferred offering expenses reclassified to paid-in capital	-	(440,513)	-
Balance, end of year	373,702	327,694	599,374

The additions of $208,000 in 2009 consisted of loan arrangement fees for the loans of M/V "Monica P", M/V "Eleni P" and M/V "Pantelis". The additions of $380,249 in 2010 consisted of loan arrangement fees for the loans of M/V "Maersk Noumea" and M/V "Aggeliki P". The additions of deferred offering expenses refer to expenses related to the filing of shelf registration offering of common stock in 2008, continuous offering program in 2009 and other offering related expenses. The $440,513 reduction in 2009 refers to offering expenses related to the shelf registration filing of July 2008 and expenses related to the Company's continuous offering program in 2009 and were charged against the paid-in capital proceeds of the continuous offering program.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses account consisted of:

	As of December 31, 2009	As of December 31, 2010

Accrued payroll expenses	190,384	255,194
Accrued interest	88,656	149,740
Accrued general and administrative expenses	415,510	400,172
Accrued commissions	97,630	102,921
Other accrued expenses	268,146	1,304,374
Total	1,060,326	2,212,401

Other accrued expenses as of December 31, 2010 include accrued expenses for vessels in drydock as of that date (M/V "Despina P").

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V "Tasman Trader" was acquired on April 27, 2006 with an outstanding time charter terminating on December 17, 2008 with a charter rate of $8,850 per day.  The charter rate was below the market rate for equivalent time charter prevailing at the time the foregoing vessel was acquired.  The present value of the below the market charter was estimated by the Company at $1,237,072 and was recorded as liability in the "Consolidated balance sheets."  Voyage revenue included $452,697 as amortization of the below market rate charter for M/V "Tasman Trader for the year ended December 31, 2008. There was no amortization for the years ended December 31, 2009 and 2010, and, there was no unamortized below market rate charter for M/V "Tasman Trader" as of December 31, 2009 and 2010.

M/V "YM Xingang I" was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the "Consolidated balance sheets."  Voyage revenue included a reduction of $2,951,092, $1,653,422 and $0 as amortization of the above market rate charter for M/V "YM Xingang I" for the years ended December 31, 2008, 2009 and 2010, respectively. There was no unamortized above market rate charter for M/V "YM Xingang I" as of December 31, 2009 and 2010.
.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - continued

M/V "Tiger Bridge" was acquired on October 4, 2007 with an outstanding time charter terminating on August 4, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the "Consolidated balance sheets."  Voyage revenues included $1,226,012, $738,965 and $0 as amortization of the below-market rate charter for M/V "Tiger Bridge" for the year ended December 31, 2008, 2009 and 2010, respectively. There was no unamortized below market rate charter as of December 31, 2009 and 2010.

M/V "Ioanna P" was acquired on November 1, 2007 with an outstanding time charter terminating on August 4, 2008 with a charter rate of $35,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $7,441,558 and was recorded as a liability in the "Consolidated balance sheets."  Voyage revenues included $5,785,298 as amortization of the below-market rate charter for M/V "Ioanna P" for the year ended December 31, 2008. There was no remaining unamortized below market rate charter as of December 31, 2009 and 2010.

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the "Consolidated balance sheets."  Voyage revenue included $1,631,592 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the year ended December 31, 2008. In 2009, the Company assessed that due to the decline of the containership charter market the likelihood of the charter exercising the optional periods declined significantly and as a result amortized the entire portion attributed to the optional periods. Thus, voyage revenue included $4,541,219 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the year ended December 31, 2009. For the year ended on December 31, 2010, voyage revenue included $2,106,416 as amortization of the below-market rate charter for M/V "Maersk Noumea" The remaining unamortized below market rate charter was $3,424,627 and $1,318,211 as of December 31, 2009 and 2010, respectively and is recorded as a liability in the "Consolidated balance sheets".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), which is controlled by members of the Pittas family, whereby the Management Company provides technical and commercial vessel management for a fixed daily fee of an average of Euro 630 for 2008, Euro 655 for 2009 and Euro 665 for 2010 under the Company's Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $5,387,415, $5,074,297 and $4,892,006 in 2008, 2009 and 2010, respectively.

These agreements were renewed on January 31, 2005 and amended in August and October 2006, February 2008 and February 2011 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  An annual adjustment of the management fee due to inflation as provided under the management agreement takes effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's master management agreement with Eurobulk - effective as of January 1, 2011 and with an initial term of five years until January 1, 2016 – was amended and renewed for five years on February 4, 2011 with effect from January 1, 2011.  The amended and restated Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each shipowning company has signed – and each future shipowning company when a vessel is acquired will sign - with Eurobulk a management agreement with the rate and term of these agreements set in the Master Management Agreement as in effect since January 1, 2011.  The management fee was adjusted for inflation and agreed at Euro 700 per vessel per day for 2011 taking effect on January 1, 2011.

In addition to the vessel management services, Eurobulk provides us with management services for the Company's needs as a public company. In 2008, compensation for such services to the Company as a public company was $1,100,000. This fee was adjusted for inflation and agreed at $1,150,000 for 2009 and at $1,165,000 for 2010 starting on January 1, 2010.  Starting January 1, 2011, this fee was adjusted for inflation and agreed at $1,225,000.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2009 and 2010, the amount due to related companies was $1,416,380 and $1,594,773, respectively. Based on the master management agreement between Euroseas Ltd. and Euroseas' shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of quarter to Eurobulk Ltd.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for vessel sales for the year ended December 31, 2008 of $62,490 were recorded for the sale of M/V "Nikolaos P" and M/V "Ioanna P" as the two vessels were held for sale; these commission expenses were paid to Eurochart in 2009 along with additional commission expenses of $110,628 for the sale of M/V "Artemis" and M/V "Gregos" for a total of $173,118. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $1,663,526, $766,879 and $612,998 in 2008, 2009 and 2010, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent More Maritime Agencies Inc. ("More"). In 2010 "More" was replaced by Technomar Crew Management Services Corp ("Technomar"), a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. The shareholders' percentage participation in Sentinel and More joint ventures was 78% in 2008; in 2009, ownership in Sentinel was 86.8% and in More 88.8%, while in 2010, ownership in Sentinel was 86.8% and  in Technomar 43%. Sentinel is paid a commission on premium not exceeding 5%; More or Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and More or Technomar were $111,325 and $171,442 in 2008, $180,198 and $162,197 in 2009 and $197,921 and $219,602 in 2010, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

The Company has authorized Eurotrade S.A., a company controlled by certain members of the Pittas family, to act on its behalf and enter into six FFA contracts in December 2008 using its existing FFA trading account arrangements with the Royal Bank of Scotland ("RBS"), until the Company establishes its own separate FFA trading account. These six FFA contracts were for a total of 480 vessel-equivalent days for calendar year 2009 and 485 days for 2010 of a modern panamax size vessel. The Company collects the difference between the spot rate and the contract rate if the spot rate is lower or will pay it if it is higher. Settlement takes place monthly. As of December 31, 2008, the fair value of these contracts resulted in a $1,216,083 unrealized loss which has been included in the "Consolidated statements of operations." These contracts were transferred to the Company's own FFA trading account in 2009. The Company did not pay any fees to Eurotrade S.A. for its services in 2008, 2009 or 2010.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2009	December 31, 2010
Alterwall Business Inc./ Allendale Investments S.A	(a)	3,700,000	1,900,000
Xenia International Corp	(b)	4,540,000	3,480,000
Prospero Maritime Inc.	(c)	9,625,000	7,975,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(d)	9,000,000	8,000,000
Manolis Shipping Ltd.	(e)	8,400,000	7,760,000
Trust Navigation Corp. / Tiger Navigation Co.	(f)	4,600,000	2,400,000
Saf-Concord Shipping Ltd.	(g)	9,250,000	8,250,000
Eleni Shipping Ltd.	(h)	9,900,000	9,400,000
Pantelis Shipping Corp.	(i)	12,500,000	10,720,000
Aggeliki Shipping Ltd.	(j)	-	8,500,000
Noumea Shipping Ltd.	(k)	-	20,000,000
		71,515,000	88,385,000
Less: Current portion		(14,030,000)	(13,472,000)
Long-term portion		$57,485,000	$74,913,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2011	13,472,000
2012	13,332,000
2013	20,937,000
2014	16,312,000
2015	11,412,000
Thereafter	12,920,000
Total	$88,385,000

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
 Years ended December 31, 2008, 2009 and 2010
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

(c)
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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(d)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V "Gregos", became a guarantor to the loan in March 2007. Diana Shipping Ltd, owner of M/V "Irini" is a guarantor to this loan. After M/V Gregos was sold in December 2009, a cash collateral of $2,000,000 has been maintained with the bank in lieu of any repayment because of the sale. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which was due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V "YM Xingang I", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V "Irini".

(e)
This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. In August 2009, an additional guarantee was provided by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., owner of M/V "Monica P" in order to ensure compliance with the hull cover ratio covenant (a similar guarantee was provided by SAF-Concord Shipping Ltd. to the loan drawn by Trust Navigation Corp. – see (g) below). On such date, SAF-Concord Shipping Ltd. also granted the lender a second priority mortgage over M/V "Monica" to secure the loan and its guarantee. In August 2010, the guarantee provided by SAF-Concord Shipping Ltd. expired and was not renewed. The loan is payable in thirty-two consecutive quarterly installments of $160,000 each, the first of which was due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly installment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V "Manolis P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(f)
This loan is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. The M/V "Ioanna P" secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Trust Corp., one of the Company's subsidiaries and the owner of M/V "Tiger Bridge".  On such date, Tiger Navigation Trust Corp. also granted the lender a first priority mortgage over M/V "Tiger Bridge" to secure the loan and its guarantee.  In August 2009, an additional guarantee was provided by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., owner of M/V "Monica P" in order to ensure compliance with the hull cover ratio covenant (a similar guarantee was provided by SAF-Concord Shipping Ltd. to the loan drawn by Manolis Shipping Ltd. – see (f) above). On such date, SAF-Concord Shipping Ltd. also granted the lender a second priority mortgage over M/V "Monica" to secure the loan and its guarantee.  In August 2010, the guarantee provided by SAF-Concord Shipping Ltd. expired and was not renewed.  The loan is payable in four consecutive quarterly installments of $1,850,000 each, the first of which was due in February 2008, followed by four consecutive quarterly installments of $750,000 each, followed by four consecutive quarterly installments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly installment in November 2010. The interest is based on LIBOR plus a margin of 0.90%. On October 29, 2010, Tiger Navigation Trust Corp. agreed to re-financed the balloon payment of $2,400,000 to be paid in ten consecutive quarterly installments of $50,000 each plus a balloon payment of $1,900,000 payable with the final instalment in April 2013. The interest rate is based on LIBOR plus 3.75%. The loan is secured with the following: (i) first priority mortgage over M/V "Tiger Bridge", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(g)
This loan is a $10,000,000 loan drawn by SAF-Concord Shipping Ltd. on January 19, 2009. The loan is payable in twenty consecutive quarterly installments of $250,000 each, the first of which was due in April 2009, plus a balloon payment of $5,000,000 payable with the final quarterly installment in January 2014. The interest is based on LIBOR plus a margin of 2.50%. The loan is secured with the following: (i) first priority mortgage over M/V "Monica P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account SAF-Concord Shipping Ltd. Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

9.             Long-Term Debt - continued

(i)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan is payable in 32 consecutive quarterly installments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last installment. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(j)
This loan is a $8,500,000 loan drawn by Aggeliki Shipping Ltd. on November 5, 2010. The loan is payable in 20 equal consecutive quarterly installments of $303,000 each, with a $2.44 million balloon payment to be paid together with the last installment. The margin of the loan is 2.85% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Aggeliki P.", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

(k)
This loan is a $20,000,000 loan drawn by Noumea Shipping Ltd. on December 28, 2010. The loan consists of two tranches: Tranche A of $15,000,000 payable in 12 equal consecutive six-monthly installments of $720,000 each with a $6.36 million balloon payment to be paid together with the last installment; and, Tranche B of $5,000,000 payable in 8 equal consecutive six-monthly installments of $625,000 each running in parallel with Tranche A. The margin of both tranches is 2.65% above LIBOR, however, if the collateral vessel, M/V "Maersk Noumea", does not have a charter, the margin of Tranche B becomes 4% above LIBOR and any balance remaining thereof, to be repaid not later that the original Tranche B Maturity, as an Interim Balloon.   The loan is secured with the following: (i) first priority mortgage over M/V "Maersk Noumea", (ii) second priority mortgage over M/V "Aristides N.P.", (iii) first assignment of earnings and insurance, (iv) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

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

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loans agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $7,691,230 and $5,776,714 as of December 31, 2009 and 2010, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. The Company is currently satisfying all the debt covenants.

Interest expense for the years ended December 31, 2008, 2009 and 2010 amounted to $2,845,596, $1,327,133 and $1,389,647, respectively.  At December 31, 2010, LIBOR for the Company's loans was on average approximately 0.30% per year, the average interest rate margin over LIBOR on our debt was approximately 2.16% per year for a total average interest rate of approximately 2.46% per year.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
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

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". The management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2008, 2009 and 2010 and thereafter, but no assurance can be given that this will remain so, since continued compliance with this rule is subject to factors outside the Company's control.

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

(b)	During the year ended December 31, 2009, the Company has recognized approximately $1.7 million of revenue upon resolution of a contingency related to the delivery date of a vessel.
(c)
Future minimum long-term time charter revenue net of commissions, based on non-cancelable time charter contracts as of December 31, 2010 will be $18.6 million for 2011, $12.1 million for 2012, and $3.2 million for 2013 assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional off-hire day per quarter to account for any unscheduled off-hire time.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

On October 25, 2007, the Board of Directors approved the Company's 2007 Stock Incentive Plan (the "2007 Plan") and on February 4, 2010, the Company's 2010 Stock Incentive Plan (the "2010 Plan"). Both plans are administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 and 1,500,000 shares, respectively over 10 years after each plan's adoption date. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

a)
On February 7, 2008, an award of 150,000 unvested restricted shares under the 2007 Plan was made to the same 12 key persons of which 50% vested on August 7, 2008 and the remaining 50% vested on August 7, 2009; awards to officers and directors amounted to 95,000 shares and the remaining 55,000 shares were awarded to employees of Eurobulk; of the latter 5,000 shares were forfeited.

b)
On November 12, 2008, an award of 160,000 unvested restricted shares under the 2007 Plan was made to the same 12 and an additional two (a total of 14) key persons of which 50% vested on November 16, 2009 and 50% on November 16, 2010; awards to officers and directors amounted to 100,000 shares and the remaining 60,000 shares were awarded to employees of Eurobulk; of the latter 20,000 shares were forfeited.

c)
On November 4, 2009, an award of 165,000 unvested restricted shares under the 2007 Plan was made to 14 key persons of which 50% vested on July 1, 2010 and 50% will vest on July 1, 2011; awards to officers and directors amounted to 100,000 shares and the remaining 65,000 shares were awarded to employees of Eurobulk.

d)
On November 4, 2010, an award of 165,000 unvested restricted shares, 15,000 shares under the 2007 Plan and 150,000 shares under the 2010 Plan, was made to 14 key persons of which 50% will vest on November 16, 2011 and 50% on November 16, 2012; awards to officers and directors amounted to 100,000 shares and the remaining 65,000 shares were awarded to employees of Eurobulk.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. As of December 31, 2009 and 2010 the unvested restricted shares accrued dividends of $46,750 and $32,175, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $1,618,484, $820,189 and $696,117 for the years ended December 31, 2008, 2009 and 2010, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's unvested shares as of December 31, 2010, and changes during the years ended December 31, 2008, 2009 and 2010, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2008	67,500	$801,225
Granted	310,000	$2,290,000
Vested	(142,500)	$(1,626,225)
Forfeited	-	-
Unvested on December 31, 2008	235,000	$1,465,000
Granted	165,000	$658,350
Vested	(140,000)	$(1,050,000)
Forfeited	(25,000)	$(135,000)
Unvested on December 31, 2009	235,000	$938,350
Granted	165,000	$679,800
Vested	(152,500)	$(609,175)
Forfeited	-	-
Unvested on December 31, 2010	247,500	$1,008,975

As of December 31, 2010, there was $799,193 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $4.12 on December 31, 2010 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0. 92 year. The total fair value of shares vested during the year ended December 31, 2008 was $1,422,900 and the recognized portion of the unvested shares was $195,584. The total fair value of shares vested during the year ended December 31, 2009 was $716,974 and the recognized portion of the unvested shares was $103,215. The total fair value of shares vested during the year ended December 31, 2010 was 505,585 and the recognized portion of the unvested shares was $190,532.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2008	2009	2010
Income:
Net income / (loss)	21,490,910	(15,627,504)	(6,605,850)
Basic earnings per share:
Weighted average common shares – Outstanding	30,437,107	30,648,991	30,900,122
Basic earnings / (loss) per share	0.71	(0.51)	(0.21)
Effect of dilutive securities
Warrants	18,932	-	-
Unvested incentive stock awards	49,437	-	-
Weighted average common shares – Outstanding	30,505,476	30,648,991	30,900,122
Diluted earnings / (loss) per share	0.70	(0.51)	(0.21)

During the year ended December 31, 2008, 192,213 warrants (of the originally issued 585,589) were exercised resulting in the issuance of 171,998 common shares for gross proceeds of $1,810,922.  During 2009 and 2010, the effect of both the warrants and unvested stock awards was anti-dilutive. All warrants expired on August 25, 2010 and as of December 31, 2010, the Company has no outstanding warrants.

In 2008, 2009 and 2010, the Company declared dividends of $34,664,699 ($1.13 per share), $10,779,609 ($0.35 per share) and $6,848,536 ($0.22 per share), respectively.

The Company initiated a continuous offering equity program on September 8, 2009 under which it may sell from time to time shares of common stock. During September 2009 the Company sold under this program 134,100 shares at an average price of $4.94 per share resulting in net sales proceeds of $649,265 after commissions of $13,251. The Company recorded a $4,023 increase in share capital and $204,732 increase in paid-in capital after accounting for offering expenses of $440,513. This program is suspended as of January 16, 2010.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

14.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:

	Year ended December 31,
	2008	2009	2010
Voyage expense
Port charges and canal dues	817,415	816,222	578,520
Laid-up vessel re-activation costs	-	-	565,653
Bunkers	2,274,908	694,329	452,396
Total	3,092,323	1,510,551	1,596,569

Vessel operating expenses
Crew wages and related costs	11,012,931	10,349,699	12,144,125
Insurance	3,517,437	2,866,665	2,521,256
Repairs and maintenance	795,138	390,759	524,026
Lubricants	2,583,617	2,290,034	2,187,351
Spares and consumable stores	5,435,171	3,418,607	3,252,381
Professional and legal fees	46,011	88,630	113,202
Other	4,130,889	4,269,086	764,851
Total	27,521,194	23,673,480	21,507,192

Commission consisted of commissions charged by:

	Year ended December 31,
	2008	2009	2010
Third parties	4,276,934	1,666,897	1,331,475
Related parties (see Note 8)	1,663,526	766,879	612,998
	5,940,460	2,433,776	1,944,473

Euroseas Ltd. and subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, interest rate swaps, FFA contracts and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, FFA contracts and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 16) do not qualify for accounting purposes as fair value hedges, under guidance relating to  Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Consolidated statements of operations." As of December 31, 2010, the Company had two open swap contracts.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2010, the amounts in trade accounts receivable  from each customer accounting for more than 10% of 2010 hire revenues are not significant (see Note 1).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

Forward freight agreements ("FFA")

The Company trades in the FFA market with an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the market risk of specific drybulk vessels. The Company does not trade FFAs speculatively. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.  As of December 31, 2009, the Company had eleven open FFAs amounting to 905 days vessel-days in 2010 on the Baltic Panamax Index, the equivalent capacity of approximately 2.5 modern panamax –size drybulk carriers. Since December 2008, the Company has sold a total of 765 days for 2009 (all of which settled during 2009) and 1145 days for 2010 and bought 240 days for 2010 (see Note 16). In 2010, the Company bought a "put" option contract on the BPI for 360 days with $16,500 per day striking price and sold a "call" option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. None of the "mark-to-market" positions of the open FFA contracts qualified for hedge accounting treatment.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2010 and December 31, 2009 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$263,223	$263,223	-	-
Derivatives, current	$574,336	$574,336	-	-

Liabilities
Derivatives, current and long-term portion	$3,374,980	-	$3,374,980	-

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$436,598	$436,598	-	-
Derivatives, long-term	$386,536	-	$386,536	-

Liabilities
Derivatives, current and long-term portion	$11,410,984	$9,118,119	$2,292,865	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments

The derivative losses for the period ended December 31, 2009 and 2010 arose from two interest rate swap contracts entered into in July 2009 and 2010 and a number of FFA contracts entered in December 2008 and throughout 2009 that did not meet the criteria for hedge accounting. The losses for the period ended December 31, 2008 arose from the interest rate swap entered into in July 2008 and FFA contracts entered in December 2008 that did not meet the criteria for hedge accounting treatment.  The FFA contracts entered in December 2008 were entered by Eurotrade S.A., a related party, on the account of the Company and transferred into the Company's own trading account in 2009 (see Note 8 – "Related Party Transactions").

Interest rate swaps

Effective July 14, 2008 and July 8, 2009, respectively, the Company entered into two interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 3.99% and 2.88% on the two respective swaps based on the relevant notional amount; both contracts are net settled between Eurobank and the Company. The swaps are effective for five years from July 14, 2008 to July 14, 2013 and from July 8, 2009 to July 8, 2014, respectively. The interest rate swaps did not qualify for hedge accounting as of December 31, 2009 and 2010.

The Company follows guidance relating to "Fair Value measurements" to calculate the fair value of the swaps (see Note 15).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments - continued

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

In 2010, the Company bought a "put" option contract on the BPI for 360 days with $16,500 per day striking price and sold a "call" option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. Options FFA contracts require an initial premium to be paid (if bought) or received (if sold) and are settled monthly like regular FFA contracts provided they are "in-the-money". If Company sells an options contract it previously bought (or the opposite) the Company will record a profit or loss on the sale depending on whether the premium it received is higher than the premium it paid.

The FFA contracts did not qualify for hedge accounting as of December 31, 2009 and December 31, 2010, respectively. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA contracts (see Note 15).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments - continued

Margin requirements for the FFA contracts are shown under "Other deposits" under "Current Assets" in the "Consolidated balance sheets" as of December 31, 2010.   There was no margin requirement as of December 31, 2010. As of December 31, 2009, there was a total margin requirement of $12,376,119 which consisted of a $3,258,000 base margin requirement and a $9,118,119 mark-to-market margin requirement.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2009	December 31, 2010
FFA contracts	Current assets - Derivatives	-	574,336
FFA contracts	Long-tem assets - Derivatives	-	-
Interest rate contracts	Long-tem assets - Derivatives	386,536	-
Total derivative assets		386,536	574,336

FFA contracts	Current liabilities - Derivatives	9,118,119	-
Interest rate contracts	Current liabilities - Derivatives	1,681,013	1,837,924
Total derivative current liabilities		10,799,132	1,837,924
FFA contracts	Long-term liabilities - Derivatives	-	-
Interest rate contracts	Long-term liabilities - Derivatives	611,852	1,537,056
Total derivative long-term liabilities		611,852	1,537,056
Total derivative liabilities		11,410,984	3,374,980

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2009	Year Ended December 31, 2010
FFA contracts – Fair value	Change in fair value of derivatives	(7,902,036)	9,692,455
FFA contracts - Realized loss	Change in fair value of derivatives	(7,474,279)	(10,875,776)
Interest rate – Fair value	Change in fair value of derivatives	275,117	(1,468,650)
Interest rate contracts - Realized loss	Change in fair value of derivatives	(677,011)	(1,569,846)
Total loss on derivatives		(15,778,209)	(4,221,817)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

17.	Investment in joint venture

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each, for a total of $175.0 million.    Management of the vessels and various administrative services pertaining to the vessels are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $48,767 in 2010.

As of December 31, 2010, the Company contributed $15.0 million of the $25.0 million initially committed and it may further invest an additional $10.0 million. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, it is considered to have significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture".  The Company's share of the results of operations of the Joint Venture in 2010 amounted to a loss of ($538,833).  The Company's investment in the Joint Venture is recorded in the "Consolidated balance sheets" at its book value which was $14,461,167 as of December 31, 2010.

18.	Charter termination fees and other income

Income of $103,577 in 2009 represent fees received for the early termination of the charter of M/V "Aristides NP". Income of $2,352,946 in 2010 represents insurance proceeds consisting primarily of loss of hire insurance for the period M/V "Eleni P" was hijacked and unable to trade. The Company books such proceeds as other operating income when there is confirmation that its claim is accepted.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2008, 2009 and 2010
(All amounts expressed in U.S. Dollars)

19.           Subsequent Events

a)
On January 20, 2011, the Company entered into an interest rate swap contract for a notional amount of $10.0 million. Under the terms of the swap, the bank will make a quarterly payment to Euroseas based on 3-month LIBOR less 2.29% on the notional amount if the 3-month LIBOR is greater than 2.29%. If 3-month LIBOR is less than 2.29%, the bank will receive an amount from Euroseas based on 2.29% less the 3-month LIBOR for the relevant amount.  If LIBOR is equal to 2.29% no amount is due or payable to the Company. The swap is effective from January 21, 2011 to January 21, 2016.

b)
On February 16, 2011, the Board of Directors declared a cash dividend of $0.06 per Euroseas Ltd. common share.  Such cash dividend was paid on or about March 11, 2011 to the holders of record of Euroseas Ltd. common shares as of March 1, 2011.

c)
On May 16, 2011, the Board of Directors declared a cash dividend of $0.07 per Euroseas Ltd. common share.  Such cash dividend was paid on or about June 10, 2011 to the holders of record of Euroseas Ltd. common shares as of June 1, 2011.