Form 20-F
period 2011-12-31
EUROSEAS LTD.
filed 2012-04-27
CIK 1341170

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.03 par value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
31,167,211 common shares, $0.03 par value

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

☐ Yes        ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	Accelerated filer	Non-accelerated filer
☐	☒	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒         U.S. GAAP

☐         International Financial Reporting Standards as issued by the International Accounting Standards Board.

☐         Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐ Item 17 ☐ Item 18

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

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT, EXCEPT AS REQUIRED BY LAW, OR THE DOCUMENTS TO WHICH WE REFER YOU IN THIS ANNUAL REPORT, TO REFLECT ANY CHANGE IN OUR EXPECTATIONS WITH RESPECT TO SUCH STATEMENTS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to Euroseas Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent unit, or teu, in describing the size of our containerships and multipurpose vessel in addition to dwt. Teu, expressed in number of containers, refers to the maximum number of twenty-foot long containers that can be placed on board. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.	Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The following information sets forth selected historical financial data for Euroseas. We derived this information from our audited financial statements for the years ended December 31, 2009, 2010 and 2011 included in this annual report. The information is only a summary and should be read in conjunction with our historical financial statements and related notes, and our Management's Discussion and Analysis of Financial Condition and Results of Operations contained elsewhere herein. The historical financial and other fleet data presented for the years ended December 31, 2007 and 2008, as well as balance sheet data as of December 31, 2007, 2008 and 2009, have been derived from audited financial statements not included in this Annual Report and are provided for comparison purposes. The historical results included below and elsewhere in this annual report are not indicative of our future performance.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials
	Year Ended December 31,
	2007	2008	2009	2010	2011
Income Statement Data
Voyage revenues	86,104,365	132,243,918	66,215,669	54,422,489	64,129,511
Related party revenue					240,000
Commissions	(4,024,032)	(5,940,460)	(2.433.776)	(1,944,473)	(2,972,967)
Net revenue	82,080,333	126,303,458	63,781,893	52,478,016	61,396,544
Voyage expenses	(897,463)	(3,092,323)	(1,510,551)	(1,596,569)	(777,902)
Vessel operating expenses	(17,240,132)	(27,521,194)	(23,763,480)	(21,507,192)	(26,249,339)
Drydocking expenses (4)	(5,770,007)	(6,129,257)	(1,912,474)	(6,537,733)	(3,148,111)
Vessel depreciation (1)	(16,423,092)	(28,284,752)	(19,092,384)	(17,979,750)	(18,348,556)
Management fees	(3,669,137)	(5,387,415)	(5,074,297)	(4,892,006)	(5,810,095)
Other general and administration expenses	(2,656,176)	(4,057,736)	(3,640,534)	(3,026,941)	(2,986,507)
Impairment loss	-	(25,113,364)	-	-
Net gain (loss) on sale of vessels	3,440,681	-	(8,959,321)	-
Other operating income	-	-	-	2,352,946	735,707
Operating income / (loss)	38,865,007	26,717,417	22,429	(709,229)	4,811,741
Interest and other financing costs	(4,850,239)	(2,930,737)	(1,437,637)	(1,498,216)	(2,191,235)
Interest income	2,357,633	3,168,501	1,123,317	538,820	248,892
Equity loss in joint venture	-	-	-	(538,833)	(2,415)
Other (loss) / income	90,920	(5,464,271)	(15,335,613)	(4,398,392)	(1,750,994)
Net income / (loss)	36,463,321	21,490,910	(15,627,504)	(6,605,850)	1,115,989
Balance Sheet Data
Current assets	118,307,463	92,538,220	58,933,240	46,404,826	38,877,587
Vessels, net	238,248,984	231,963,606	257,270,824	255,412,434	237,063,878
Deferred assets and other long term assets	9,419,852	8,716,960	7,214,230	5,399,374	5,747,951
Investment in joint venture	-	-	-	14,461,167	14,458,752
Total assets	365,976,299	333.218,786	323,418,294	321,677,801	296,148,168
Current liabilities including current portion of long term debt	35,182,511	21,417,515	30,443,552	25,214,542	21,101,011
Long term debt, including current portion	81,590,000	56,015,000	71,515,000	88,385,000	74,913,000
Total liabilities	99,400,483	76,387,354	91,965,031	102,982,809	84,226,420
Common shares outstanding	30,261,113	30,575,611	30,849,711	31,002,211	31,167,211
Share capital	907,834	917,269	925,492	930,067	935,017
Total shareholders' equity	266,575,816	256,831,432	231,453,263	218,694,992	211,921,748
Other Financial Data
Net cash provided by operating activities	48,958,771	74,283,741	7,837,660	12,748,989	17,317,673
Net cash provided by / (used in) investing activities	(146,671,991)	(46,145,503)	(45,598,765)	(29,206,844)	1,896,435
Net cash provided by / (used in) financing activities	199,057,433	(58,422,367)	4,894,463	9,746,824	(22,282,763)

	Euroseas Ltd. – Summary of Selected Historical Financials (continued)
Earnings / (loss) per share, basic	1.69	0.71	(0.51)	(0.21)	0.04
Earnings / (loss) per share, diluted	1.68	0.70	(0.51)	(0.21)	0.04
Dividends declared	20,278,538	34,664,699	10,779,609	6,848,536	8,457,722
Cash dividends / return of capital, declared per common share	1.00	1.13	0.35	0.22	0.27
Weighted average number of shares outstanding during period, basic	21,566,619	30,437,107	30,648,991	30,900,122	31,054,197
Weighted average number of shares outstanding during period, diluted	21,644,920	30,505,476	30,648,991	30,900,122	31,104,692

	2007	2008	2009	2010	2011
Other Fleet Data (2)
Number of vessels	11.48	15.61	16.30	15.53	16.00
Calendar days	4,190	5,714	5,949	5,669	5,840
Available days	3,980	5,563	4,983	4,953	5,700
Voyage days	3,969	5,451	4,724	4,914	5,497
Utilization Rate (percent)	99.7%	98.0%	94.8%	99.2%	96.4%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	21,468	23,695	13,698	11,201	11,525
Vessel Operating Expenses	4,115	4,816	3,979	3,794	4,495
Management Fees	875	943	853	863	995
G&A Expenses	634	710	612	534	511
Total Operating Expenses excluding drydocking expenses	5,624	6,469	5,444	5,191	6,001
Drydocking expenses	1,377	1,073	321	1,153	539

(1) In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased from 25 years to 30 years in line with industry practice and in consideration of the intended use of such vessels. In addition, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of these changes was to reduce 2008 depreciation expenses by $0.8 million or $0.03 per share and increase 2008 net income by the same amount. In addition, these changes decreased net loss for year ended December 31, 2009 by $6.4 million, or $0.21 per share and for the years ended December 31, 2010 and 2011 by $5.0 million, or $0.16 per share.

(2) For the definition of calendar days, available days, voyage days and utilization rate see Item 5A-Operating Results.

(3) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item 5A-Operating Results).

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

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	2007	2008	2009	2010	2011
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	86,104,365	132,243,918	66,215,669	54,422,489	64,129,511
Loss of hire insurance income (1)	-	-	-	2,214,179
Voyage expenses	(897,463)	(3,092,323)	(1,510,551)	(1,596,569)	(777,902)
Time Charter Equivalent or TCE Revenues	85,206,902	129,151,595	64,705,118	55,040,099	63,351,609
Voyage days(1)	3,969	5,451	4,724	4,914	5,497
Average TCE rate(1)	21,468	23,695	13,698	11,201	11,525

(1) Average TCE calculation for 2010 takes into account loss of hire insurance receipts for the period our vessel "Eleni P" was hijacked and held off the coast of Somalia. The loss of hire receipts are not included in "Voyage revenues" but rather in "Operating expenses" in the "Consolidated statement of operations". The period of hijacking (about 214 days) is included in "Voyage days".

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

Charter rates for the international drybulk shipping industry reached record highs during 2007 and during the first eight months of 2008; however, in September 2008, drybulk charter rates fell dramatically as a result of the worldwide credit crunch and financial crisis.  The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. During 2009, the BDI increased from a low of 772 in January 2009 to a high of 4,661 in November 2009. In 2010, the BDI increased from 3,140 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. During 2011, BDI ranged from a minimum of 1,043 to a maximum of 2,173 and closed the year at 1,738 as of December 31, 2011. During 2012, the BDI has further decreased to a low of 647 on February 6, 2012, the lowest point since August 28, 1986, and recovered to about 1,137 as of April 25, 2012. The decline and volatility in dry bulk charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments (e.g. late 2008 and early 2009), trade disruptions caused by natural disasters (e.g. 2010), and increased newbuilding deliveries, especially in the Capesize segment. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially, given the large number of scheduled newbuilding deliveries.

Containership rates also dropped precipitously during the fourth quarter of 2008.   Containership rates declined to historically low levels and stayed at such levels for all of 2009.  During the first quarter of 2010, rates for medium and large size containerships (i.e. vessels larger than 3,000 teu) started recovering and approached pre-crisis levels, followed by a recovery of rates for smaller containerships, a class size that includes all of our containerships, though that recovery was limited and rates for smaller containerships did not approach pre-crisis levels. Containership rate recovery has continued until November 2010 when rates experienced about a 10% decline by December 2010. They resumed their growth in January 2011 reaching a plateau in April and registering a 3-5% decline in the first half of May 2011. As of December 31, 2011, containership rates decreased by approximately 26% when compared to December 31, 2010 and have further decreased by about 4% compared to the end of last year as of April 25, 2012.

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

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, drybulk commodities and containerized cargo;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities;

•	embargoes and strikes;

•	the location of regional and global exploration, production and manufacturing facilities;

•	availability of credit to finance international trade;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the distance drybulk and containerized commodities are to be moved by sea;

•	environmental and other regulatory developments;

•	currency exchange rates;

•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities;

•	changes in seaborne and other transportation patterns; and

•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	the price of steel and other materials;

•	port and canal congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	vessel casualties;

•	the number of vessels that are out of service; and

•	changes in global commodity production.

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

The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order recently reached historic highs and remains high by historical standards. The drybulk vessel newbuilding deliveries are expected to peak during 2012 despite a number of order cancellations and delivery delays and continue high in 2013. The containership newbuildings are also expected to continue being delivered in significant numbers over the next couple of years, although at a lower rate than in 2011. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet has increased by 7.9% during 2011 and is expected to grow by 8.1% during 2012, 10.3% during 2013 and 3.4% during 2014. For instance, given that as of April 1, 2012, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet was approximately 15.6 million teu with approximately 3.9 million teu, or, about 25% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2012, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 632.3 million dwt with another 191.5 million dwt, or, about 30% of the present fleet capacity was on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a reduction occurs upon the expiration or termination of our drybulk carriers' and containerships' current charters, such as during 2012 or 2013 when the charters of our vessels are currently scheduled to expire, we may only be able to re-charter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all. Many of the containership charters we renewed or concluded during 2010 and 2011 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect the global container trade. Rates fell significantly, declining to below the late 2001 ten-year lows. In 2010 containership charter rates improved but remained below long-term averages, but that improvement was not sustainable and charter rates declined again in 2011. The factors affecting the supply and demand for containerships and bulk carriers and supply and demand for products shipped in containers or bulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

An economic slowdown in the Asia Pacific region could exacerbate the effect of any slowdowns in the economies of the United States and the European Union and debt problems of some European Union countries and could adversely affect the  profitability of our business, financial condition and results of operations.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result of the credit and financial crisis at the end of 2008 and beginning of 2009 and the resulting world economic slowdown demand for the services of our vessels has declined.  However, economic activity in the Asia Pacific region led by China quickly recovered, especially with regard to the import of bulk commodities. Any negative change in economic conditions in any Asia Pacific country, particularly in China, may have a significant adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product which has had a significant impact on shipping demand. Such growth may not be sustained and the Chinese economy and other Asian countries may experience contraction in the future. Moreover, any continued or renewed weakness in the economies of the United States of America, the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Furthermore, sovereign debt problems in certain European Union countries like Greece, Portugal, Ireland, Italy and Spain, or delays in raising the debt ceiling, if necessary, in the United States may cause further unease and possibly disruption in the operations of financial institutions on which we depend on for our operations and hold deposits in, or changes in regulatory environment within which we operate (especially in Greece). Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries, particularly in China and Japan and, to some extent, India, and such downturns may exacerbate the effect of any slowdowns in the economies of the United States and the European Union.

Eurozone's potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.

Despite the efforts of the European Council in 2011 and 2012 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. There can be no assurance that any such insurance we have arranged to cover certain environmental risks will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, it would severely and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and Eurobulk Ltd., or Eurobulk, our affiliated ship management company, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security, or ISPS, certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of such vessel.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). During 2010, 2011 and, especially, 2012 year-to-date, fuel prices increased again and approached their 2008 levels further fueled by the uncertainty of the measures and sanctions to contain Iran's nuclear program.  Any increases in the price of fuel may adversely affect our profitability, especially if such increases are combined with lower drybulk and containership rates.

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

We may require substantial additional financing to fund the acquisition of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

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

As of April 25, 2012, Friends Investment Company Inc. owns approximately 35.4% of our outstanding shares of our common stock and unvested incentive award shares, which may limit other shareholders' ability to influence our actions.

As of April 25, 2012, Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 35.4% of the outstanding shares of our common stock and unvested incentive award shares. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

If our Euromar joint venture partners exercise their conversion rights, they may own a significant percentage of our stock and may have representatives on our Board of Directors, thus enabling them to influence our actions.

Our joint venture agreement, or the Joint Venture, to form Euromar LLC, a Marshall Islands limited liability company, or Euromar, includes the option by Eton Park Capital Management, L.P., or Eton Park, and an affiliate of Rhône Capital III L.P., or Rhône, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture on March 25, 2012, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity.  Depending on the values of each entity at the time of conversion, our joint venture partners may wind up owning a majority of our common shares.  In addition, depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased from 7 to up to a maximum of 11 directors for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares of the Company in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  As a result of the foregoing, upon exercise of their conversion rights Eton Park and Rhône may be able to influence our actions.

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

Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk currently manages vessels for Euromar, our joint venture entity established with companies managed by, Eton Park and affiliates of Rhône, and two vessels that are not owned by either Euroseas or Euromar, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation. and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. In addition, on March 25, 2010, we entered into the Joint Venture to form Euromar.  Our Chief Executive Officer and Chief Financial Officer are each on the board of Euromar, Euroseas and Eurobulk and have each agreed to provide certain management services to Euromar.  Therefore our officers may spend a material portion of their time providing services to Euromar.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

We may not be able to pay dividends.

We currently intend to pay quarterly dividends to holders of our common stock, when, as and if declared by our Board of Directors. Our last dividend of $0.05 per share was declared in February 2012 for the results of the fourth quarter of 2011.  However, we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2011, we had total bank debt of approximately $74.91 million. As of March 31, 2012, we had repaid $4.54 million of our total bank debt leaving us with total bank debt of $70.37 million. Our debt repayment schedule as of December 31, 2011 requires us to repay $34.27 million of debt during the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

Credit market volatility may affect our ability to refinance our existing debt or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower loan-to-value ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.

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

As of April 25, 2012, all vessels in our fleet are employed under time charters with remaining terms ranging between less than one and 20 months.  The percentage of our fleet that is under time charter contracts, voyage charters, or that is otherwise protected from market fluctuations (via Forward Freight Agreement, or FFA, contracts) represents approximately 72% of our vessel capacity in 2012.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. During parts of 2009 and 2010, three of our containerships were laid-up. All of our vessels are currently employed but we may be forced to lay up vessels if rates drop to very low levels for prolonged periods of time. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel due to increased requirements for repairs and maintenance. As of April 25, 2012, the average age of our fleet was approximately 18.0 years. Thus, as our fleet ages, we will incur increased costs. In addition, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

As of April 25, 2012, the vessels in our current fleet had an average age of approximately 18.0 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our container vessels to be 30 years and for our drybulk vessels 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 25, 2012, the average age of the vessels in our current fleet was approximately 18.0 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers especially vulnerable to such attacks. The number of pirate attacks against vessels worldwide dropped slightly during 2011.

There have been several examples of publicized reports of vessel hijackings in recent years. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million and later released in January 2009 upon a reported ransom payment of $3.0 million. In February 2009, the Saldanha, a vessel not affiliated with us, was seized by pirates while transporting coal through the Gulf of Aden and, in April 2009, the Maersk Alabama, a 17,000-ton container ship not affiliated with us, was seized by Somali pirates. Both of these ships were also later released. These types of events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

On May 12, 2010, one of our vessels, Eleni P, was hijacked by pirates off the East Coast of Africa. This matter was resolved and the Eleni P was released on December 11, 2010.  All the crew of the Eleni P was safely repatriated and the vessel was repaired in China after the seven months of forced lay-up in Somalia, which had caused deterioration to the ship's hull and engines.

If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. When our vessels are the targets of such incidents (see preceding risk factor), this could result in loss or damage of our vessels and a loss of operating revenue. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. government has imposed legislation concerning the deteriorating situation in Somalia, including acts of piracy off the coast of Somalia. On April 13, 2010, the President of the United States issued an Executive Order, which we refer to as the "Order", prohibiting, among other things, the payment of monies to or for the benefit of individuals and entities on the list of Specially Designated Nationals, or SDNs, published by U.S. Department of the Treasury's Office of Foreign Assets Control. Certain individuals associated with piracy off the coast of Somalia are currently designated persons under the SDN list. The Order is applicable only to payments by U.S. persons and not by foreign entities such as Euroseas. Notwithstanding this fact, it is possible that the Order, and the regulations promulgated therefrom, may affect foreign private issuers to the extent that such foreign private issuers provide monies, such as ransom payments to secure the release of crews and ships in the event of detention hijackings, to any SDN for which they seek reimbursement from a U.S. insurance carrier. While additional regulations relating to the Order may be promulgated by the U.S. government in the future, we cannot predict what effect these regulations may have on our operations.

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

Almost all of the Company's revenues are from chartering-out its vessels on time charter contracts. Some of the Company's drybulk vessels had also entered into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. These pooling arrangements have now expired and the vessels have been chartered-out on time charter contracts. In both time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner.  The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.  Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, Syria, Sudan or Cuba to carry cargoes that do not violate applicable laws.

We believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, but there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the Commission, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

FFA contracts and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market by providing for the sale of a contracted charter rate along a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and period, the seller of the FFA contract is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. We have entered into several derivatives contracts, including interest rate swaps as well as a number of FFA contracts, and we may enter into new ones that may require us to post margin if the markets move against our positions. We may not have enough funds to cover such margin requirements and as a result our ability to operate our vessels may be significantly curtailed, we may be forced to close the contracts at a loss, we may be forced to sell some or all of our assets.  As of December 31, 2011,we did not have any FFA contracts outstanding.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but we incur approximately 23% of our vessel operating expenses, voyage expenses and drydocking expenses, all our vessel management fees, and, approximately 22%, in 2011 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2011, approximately 55% of our revenues derived from our top five charterers. During 2010 and 2009, approximately 71% and 54%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States  shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, for taxable years beginning after March 18, 2010, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.

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

There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Accordingly, in the absence of legal authority directly relating to PFIC rules, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

Legislation has previously been proposed in the United States Congress which would prevent dividends on our shares from qualifying for certain preferential rates of United States federal income taxation.

"Qualified dividend income" derived by non-corporate United States shareholders is currently (through 2012) subject to United States federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market, the NASDAQ Global Select Market or the NASDAQ Global Market and we do not and have not qualified as a "passive foreign investment company" for United States federal income tax purposes, distributions treated as dividends for United States federal income tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating to the United States shareholder are satisfied) for treatment as qualified dividend income. In a previous session of the United States Congress, legislation was introduced which would have made it unlikely that such distributions on our shares would be eligible for such treatment. In addition, the provisions relating to "qualified dividend income" are scheduled to expire on December 31, 2012.

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

Under the United States Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption under Section 883 of the Code and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders, each of whom owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and "qualified shareholders" as defined by the Treasury Regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not be able to maintain our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Although our shares of common stock have traded on the NASDAQ Global Market since January 31, 2007 and on the NASDAQ Global Select Market since January 1, 2008, the trading volume has been lower over the last couple of years. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

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

The market price of our common stock has dropped below $5.00 per share, and the last reported sale price on the NASDAQ Global Select Market on April 25, 2012 was $1.85 per share. If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

On February 17, 2012, our new F-3 universal shelf registration statement was declared effective by the SEC pursuant to which we registered up to $400 million in securities. Friends, our largest shareholder and an affiliate of the Company, has registered for resale all of its shares owned as of February 17, 2012 under this same registration statement, which has resulted in these shares becoming freely tradable without restriction under the Securities Act if such shares are sold under the registration statement.

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.  On March 25, 2010, we entered into the Joint Venture to form Euromar LLC.  The Joint Venture provides our joint venture partners the option, exercisable in certain instances and at any time after March 25, 2012, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity. Depending on the value of each entity at the time of exercise of the conversion, it is possible that our joint venture partners will be able to convert into a majority of our common shares.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and Development of the Company

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 25, 2012, our fleet consisted of five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), nine containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,808 dwt and of the nine containerships is 240,687 dwt and 15,855 teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Three of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the three vessels (and of four additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased sixteen additional vessels since June 2005, of which we sold three in 2009 and one in 2012.

On August 25, 2005, we raised approximately $17.5 million in net proceeds from the private placement of our securities to a number of institutional and accredited investors, or the Private Placement. In the Private Placement, we issued 2,342,331 shares of common stock at a price of $9.00 per share (adjusted for the 1-for-3 reverse split of our common stock effected on October 6, 2006), as well as warrants to purchase an additional 585,589 shares of common stock. The warrants have a five year term and an exercise price of $10.80 per share (adjusted for the 1-for-3 reverse split of our common stock).

On February 5, 2007, we raised approximately $43.3 million in net proceeds from a follow-on common stock offering. On July 5, 2007, we raised approximately $73.0 million in net proceeds from a follow-on common stock offering.  On November 9, 2007, we raised approximately $93.6 million in net proceeds from a follow-on common stock offering.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.

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

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) a multipurpose vessel that can carry either drybulk cargoes or containers.  Please see information in the section "Our Fleet", below. During 2007, 2008, 2009, 2010 and 2011 we had a fleet utilization of 99.7%, 98.0%, 94.8%, 99.2% and 96.4%, respectively, our vessels achieved daily time charter equivalent rates of $21,468, $23,695, $13,698, $11,201 and $11,525, respectively, and we generated revenues of $86.10 million, $132.24 million, $66.22 million, $54.42 million and $64.13 million, respectively.

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

Our Fleet

As of April 25, 2012, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC til' Jan-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	TC 'til Jan-13	$16,500
IRINI	Panamax	69,734		1988	TC 'til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Apr-12 TC 'til Feb-13	$14,950 $10,300
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING (ex-TASMAN TRADER)	1	22,568	950	1990	TC 'til Mar-13	$8,600
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC 'til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC 'til Jun-12 + 9-12 months Charterers' Option	$6,000 $9,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC til"May-12	$6,500
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Mar-13	$7,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'till Apr-13 + 12 months Charterers' Option	$7,000 $12,000
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC 'til May-12	$6,000
MANOLIS P	Handy size	20,346	1,452	1995	TC 'till May-12	$7,000
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til May-12	$11,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC 'til Jun-12	$11,200
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose markets by targeting primarily mid-age vessels at the time of purchase under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market, through pool arrangements and under contracts of affreightment. As of April 25, 2012, all of our containerships, our multipurpose vessel and all of our bulkers are employed under time charters.

As of April 25, 2012, approximately 72% of our ship capacity days in 2012 accounting for fixed spot employment in the first and second quarter of the year, and approximately 20% of our ship capacity days in 2013, are under time charter contracts or protected from market fluctuations (via FFA contracts).

In "Critical Accounting Policies – Impairment of long-lived assets" below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.  The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2011
Dry Bulk Vessels	(dwt)		(million USD)
PANTELIS	74,020	Jul-2009	$23.59	(*)
ELENI P	72,119	Mar-2009	$14.91	(*)
IRINI	69,734	Oct-2002	$3.33
ARISTIDES N.P.	69,268	Sep-2006	$14.18	(*)
MONICA P	46,667	Jan-2009	$14.74	(*)
Total Dry Bulk Vessels	331,808		$70.75
Multipurpose Dry Cargo Vessels	(dwt/teu)
ANKING	22,568 / 950	Apr-2006	$7.67	(*)
Container Carriers	(teu)
MAERSK NOUMEA	2,556	May-2008	$45.06	(*)
TIGER BRIDGE	2,228	Oct-2007	$17.61	(*)
AGGELIKI P	2,008	Jun-2010	$14.93	(*)
DESPINA P	1,932	Aug-2007	$13.11	(*)
JONATHAN P	1,932	Aug-2007	$13.00	(*) (**)
CAPTAIN COSTAS	1,742	Jun-2007	$17.81	(*)
MARINOS	1,599	Nov-2006	$13.12	(*)
MANOLIS P	1,452	Apr-2007	$14.17	(*)
NINOS	1,169	Feb-2001	$4.78	(*)
KUO HSIUNG	1,169	May-2002	$5.05
Total Container Carriers	17,787		$158.64
Fleet Total			$237.06

(*) Indicates container and drybulk vessels for which we believe, as of April 25, 2012, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2011.  We believe that the aggregate carrying value of these vessels, assessed separately, of $228.7 million as of December 31, 2011 exceeds their aggregate basic charter-free market value of approximately $140.7 million by approximately $88.0 million.  As further discussed in "Critical Accounting Policies – Impairment of long-lived assets" below, we believe that the carrying values of our vessels as of December 31, 2011 were recoverable.

(**) Vessel Jonathan P entered into a Memorandum of Agreement on February 29, 2012 to be sold for $4.4 million and was delivered on March 16, 2012, resulting in a loss on sale of approximately $8.6 million, or, $0.27 per share.

We note that all of our drybulk vessels, all of our container vessels and our multipurpose vessel are currently employed under time charter contracts of lengths from one to 20 months.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".

Management of Our Fleet

The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, an affiliated company, under a Master Management Agreement with us and separate management agreements with each shipowning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk is responsible for providing us with executive services associated with us being a public company, other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed by Eurobulk. Our Master Management Agreement was amended and restated as of January 1, 2011 and has a term of 5 years until January 1, 2016; it was further amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee any period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"), and to incorporate adjustment to the fixed annual fee to compensate for increased costs and recognize Eurobulk's achievement of keeping our general and administrative costs lower than those of our peers. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobulk.

During 2011, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $1,225,000 and a management fee of 700 Euros per vessel per day for any vessel operating and 50% (i.e. 350 Euros) of that for any vessel laid-up.  The management fee is adjusted annually for inflation every January 1st. Starting January 1, 2012, we pay Eurobulk an annual fee of $1,850,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay up, after adjusting for inflation and taking into account a 5% discount. In absence of the "volume discount", the daily management fee will be 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay up.

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

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 18 years during 2011, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,001 per day for the year ended December 31, 2011. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2011, our operational fleet utilization was 99.7% up from 99.3% in 2010 while our commercial utilization rate decreased to 96.8% in 2011 from 99.9% in 2010. Our total fleet utilization rate in 2011 was 96.4%.

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

•
Maintain Balanced Employment. We intend to strategically employ our fleet between time and spot charters. We actively pursue time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also use FFA contracts – as a substitute for time charter employment - to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 25, 2012, on the basis of our existing time charters, approximately 72% of our vessel capacity in 2012 and approximately 20% in 2013 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2011 calls for a reduction of more than 45% of our debt by the end of 2013. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and continue pay dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Maersk Lines, Klaveness (Baumarine and Bulkhandling shipping pools), Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM, Gold Star Line, Hongxiang Shipping and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2011 include three of our top five customers from 2010 (Maersk Lines, Klaveness and  Hongxiang Shipping) and two from 2009  (Maersk Lines and Klaveness). Our top five customers accounted for approximately 55% of our revenues in 2011, 71% of our revenues in 2010 and 54% of our total revenues in 2009. In 2011, Maersk Lines, Klaveness and Hongxiang Shipping accounted for 15.73%, 13.59% and 8.96%, respectively, of our revenues; in 2010, Klaveness, Maersk Lines and Sun Express accounted for 30.29%, 14.95% and 10.10%, respectively; in 2009, Klaveness, Orient Express Lines and Maersk Lines accounted for 16.84%, 10.33% and 10.25% of our total revenues, respectively. As of December 31, 2011, we do not have any material trade receivable from any of our customers that accounted more than 10% of the customer's revenues during 2011. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.

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

There are four main classes of drybulk carriers — Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of dwt capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Capesize vessels.

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

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade is the fastest growing sector of seaborne trade. Containerships are further categorized by their size measured in terms of teu capacity and whether they have their own gearing. The different categories of containerships are as follows. Post-panamax vessels are generally vessels with carrying capacity of more than 4,000 teu. Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum that allows them to go through the Panama Canal. Intermediate containerships are vessels with carrying capacity from 2,000 to 3,000 teu. Handysize containerships are vessels with carrying capacity from 1,300 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear. Finally, Feeder containerships are vessels with carrying capacity from 500 to 1,300 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other approvals necessary for the conduct of our operations and the cost of this compliance is already part of our operating expenses.  However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers and containerships. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.

Environmental Regulation – International Maritime Organization

The United Nation's International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).  We believe that all our vessels are currently compliant in all material respects with these regulations.

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands will be designated as an ECA, which will subject ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed as required.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 -states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping tonnage. To date there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1500-5000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Environmental Regulation – The United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone around the United States.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;

(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;

(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;

(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.

We currently maintain for each of our vessels pollution liability coverage insurance in the amount of $1 billion per incident. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Environmental Regulation – The United States of America Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The EPA regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013.  Among other things, the draft permit contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

Environmental Regulation – The United States of America Clean Air Act

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990), or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state.  Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

European Union Regulations

In October 2009, the European Union amended a previously adopted directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

 Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
A continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of such vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the next drydocking or special survey for the vessels in our current fleet.

Vessel	Next	Type

ANKING	June 2013	Drydocking
NINOS	July 2013	Drydocking
MARINOS	February 2013	Special Survey
ARISTIDES N.P.	February 2013	Special Survey
KUO HSIUNG	April 2013	Drydocking
IRINI	July 2013	Special Survey
MANOLIS P	May 2013	Drydocking
CAPTAIN COSTAS	Dec 2014	Drydocking
DESPINA P	December 2013	Drydocking
TIGER BRIDGE	November 2013	Drydocking
MAERSK NOUMEA	June 2014	Drydocking
MONICA P	April 2013	Special Survey
ELENI P	February 2014	Drydocking
PANTELIS	January 2013	Drydocking
AGGELIKI P	October 2012	Special Survey

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

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Specifically:

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

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 dwt / 950 teu multipurpose motor vessel Tasman Trader, which was built in 1990 and acquired on April 27, 2006. On March 7, 2012, Tasman Trader was renamed Anking.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 dwt drybulk motor vessel Aristides N.P., which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 dwt container carrier YM Xingang I, which was built in February 1993 and acquired on November 15, 2006.  On July 11, 2009, YM Xingang I was renamed Mastro Nicos and on November 5, 2009, it was renamed YM Port Kelang. On October 25, 2011 YM Port Kelang was renamed Marinos.

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

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 dwt / 1,932 teu container carrier motor vessel Jonathan P, which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, motor vessel Jonathan P was renamed to OEL Integrity; OEL Integrity was renamed back to Jonathan P on March 5, 2009. Jonathan P was sold on March 16, 2012.

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

•	Aggeliki Shipping Ltd., incorporated in Liberia on May 21, 2010, owner of the Liberian flag 30,306 dwt / 2,008 teu container vessel Aggeliki P which was built in 1998 and acquired on June 21, 2010.

Some of our vessels are subject to mortgages. As of December 31, 2011, our vessel(s):

•	Anking, was collateral for a loan with an outstanding principal balance of $2,420,000.

•	Aristides N.P., was collateral for a loan with an outstanding principal balance of $6,325,000

•	Marinos and Irini, were collateral for a loan with an outstanding principal balance of $7,000,000.

•	Monica P, was collateral for a loan with an outstanding principal balance of $7,250,000.

•	Manolis P, to a loan with an outstanding principal balance of $7,120,000.

•	Tiger Bridge, to a loan with an outstanding principal balance of $2,200,000.

•	Eleni P, was collateral for a loan with an outstanding principal balance of $8,400,000.

•	Pantelis, was collateral for a loan with an outstanding principal balance of $9,600,000.

•	Aggeliki P, was collateral for a loan with an outstanding principal balance of $7,288,000.

•	Maersk Noumea, was collateral for a loan with an outstanding principal balance of $17,310,000.

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

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 25, 2012, our fleet consisted of five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), nine containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,308 dwt and of the nine containerships is 240,687 dwt and 15,855 teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues. As of April 25, 2012, all of our drybulk and all of our container vessels and multipurpose vessel are under time charter agreements .

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

Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire either waiting to find employment, or commercial off-hire, or for reasons such as unscheduled repairs or other off-hire time related to the operation of the vessels, or operational off-hire.  We distinguish our fleet utilization into commercial and operational. We calculate our commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.  We calculate our operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Time Charter Equivalent, or TCE. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (containership are chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels.

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

Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. As of April 25, 2012, the daily management fee is 685 Euros per vessel (with the volume discount) for vessels in operation, payable monthly in advance, and is adjusted annually for inflation on each January 1st. During 2011, we paid 700 Euros per day per vessel in operation. Since January 1, 2012, the daily management fee reflects a 5% volume discount for the period the number of vessels wholly or partially owned by Euroseas managed by Eurobulk is over twenty. As of April 25, 2012, there are 24 vessels managed by Eurobulk wholly or partially owned by Euroseas (15 vessels in our fleet and 9 vessels owned by our Joint Venture). Without the volume discount, the daily management fee would be 720 Euros per day per vessel in operation. The management fee for laid-up vessels is 50% of the rate for vessels in operation.

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

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk, containership and multipurpose vessel market, the availability of purchase candidates, available employment and our general assessment of economic prospects for the sectors in which we operate.

Results from Operations

Year ended December 31, 2011 compared year ended December 31, 2010.

Voyage revenues. Voyage revenues for the period were $64.13 million, up 17.8% compared to the same period in 2010 during which voyage revenues amounted to $54.42 million. This increase was primarily due to the higher charter rates our vessels achieved in 2011 as compared to 2010. In 2011, we operated an average of 16.00 vessels, a 3.0% increase over the average of 15.53 vessels we operated during the same period in 2010. Our fleet of 16.00 vessels had 184.8 commercial off-hire days and 18.8 operational off-hire days.  While employed, our vessels generated a time-charter equivalent, or TCE rate of $11,525 per day per vessel compared to a TCE rate of $11,201 per day per vessel in 2010, an increase of 2.9%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. Charter rates earned by our containership vessels in 2011 were higher compared to 2010.

Commissions. We paid a total of $2.97 million in charter commissions for the year ended December 31, 2011, representing 4.63% of charter revenues. This represents an increase over the year ended December 31, 2010, where commissions paid were $1.94 million, representing 3.57% of voyage revenues. The higher dollar amount and percentage of commissions paid in 2011 reflects increases in the commissions rate charged under the charter contracts we entered into during 2011, and the fact that in 2011, we had fewer vessels participating in commercial pools where most charter commissions are paid at the pool level and are not included in the net rate paid to us. In addition, the dollar amount of commissions in 2011 is higher because total revenues in 2011 were higher as compared to 2010.

Voyage expenses. Voyage expenses for the year were $0.78 million and related to expenses for certain voyage charters. For the year ended December 31, 2010, voyage expenses amounted to $1.60 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (1.2% and 2.9% in each of 2011 and 2010, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. Voyages expenses were higher in 2010 due to the fact that we had to pay for voyage cost for vessel repositioning for their new charters after re-activation from being laid-up or between successive charters.

Vessel operating expenses. Vessel operating expenses were $26.25 million in 2011 compared to $21.51 million for 2010.  The increase in vessel operating expenses for 2011 is mainly attributable to the fact that we operated a greater number of vessels on average in 2011 (we operated 16.00 vessels and 15.53 vessels in 2011 and 2010, respectively) and that we did not have any vessels in lay-up in 2011. Daily vessel operating expenses per vessel increased to $4,495 per day in 2011 compared to $3,794 per day in 2010, representing an 18.5% increase, due to higher exchange rates of the Euro and other currencies with respect to the U.S. dollar and the lower cost associated with vessels in lay-up during 2010.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2011, Eurobulk charged us 700 Euros per day per vessel totalling $5.81 million for the period, or $995 per day per vessel. During 2010, Eurobulk charged us 665 Euros per day per vessel totalling $4.89 million for the period, or $863 per day per vessel (or, $896 per vessel per operating day if we adjust for the fact that laid-up vessels were charged with half the daily management fee).

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2011, we had a total of $2.99 million of general and administrative expenses as compared to $3.03 million in 2010.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2011, we had six vessels undergoing drydocking for a total of $3.15 million (one of them started its special survey in 2010 and completed it in 2011 and one of them started its special survey in 2011 and completed it in 2012. During 2010, we had eleven vessels undergoing drydocking for a total of $6.54 million.

Vessel depreciation. Vessel depreciation for 2011 was $18.35 million. Comparatively, vessel depreciation for 2010 amounted to $17.98 million. Vessel depreciation in 2011 was higher compared to 2010 due to the lower depreciation of Aggeliki P in 2010, which as acquired in June 2010 was depreciated for a full year in 2011 and only for a partial year in 2010.

Interest and other financing costs. Interest expense and other financing costs net of interest income for the period were $1.94 million. Of this amount, $2.19 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.25 million of interest income during the period. Comparatively, during the same period in 2010, interest and other financing costs net of interest income amounted to $0.96 million, comprised of $1.50 million of interest incurred and loan fees and offset by $0.54 million of interest income. Interest incurred and loan fees were higher in 2011 due to the higher average outstanding debt during the year as compared to 2010.  Interest income was lower in 2011 due to lower average cash balances during the year and lower LIBOR interest rates.

Investments and Foreign Exchange Gains or Losses.  In 2011, we had a $17,122 foreign exchange loss compared to a $3,200 foreign exchange loss in 2010. In 2011, we had an unrealized loss in investments in trading securities of $0.24 million, compared to an unrealized loss of $0.17 million in 2010.

Derivatives losses. In 2011, we had a realized loss of $1.76 million from three interest rate swap contracts that we entered into in July 2008, in July 2009 and in January 2011 and an unrealized loss of $0.08 million from the same interest rate swaps compared to a realized loss of $1.57  million and unrealized loss of $1.47 million in 2010. In 2011, we had realized a gain of $0.91 million as well as unrealized loss of $0.57 million from a number of Forward Freight Agreement, or FFA, contracts that we entered into in July 2010 compared to a realized loss of $10.88 million as well as an unrealized gain of $9.69 million in 2010 from the FFA contracts we entered into in December 2008, 2009 and 2010. We entered into both the interest rate swaps and FFA contracts to mitigate our exposure to possible increases in interest rates and further declines in the drybulk market rates, but to-date the markets have moved against our positions under these contracts.  All FFA contracts were settled as of December 31, 2011.

Equity Loss in Joint Venture. In 2011, we recognized a $2,415 loss as our share in Euromar LLC, the joint venture that was set up in March 2010 with two private equity firms to acquire vessels, versus a $0.54 million loss in 2010. We own a 14.286% interest in Euromar LLC.

Net loss / income. As a result of the above, net income for the year ended December 31, 2011 was $1.12 million compared to net loss of $6.61 million for the same period in 2010.

Year ended December 31, 2010 compared year ended December 31, 2009.

Voyage revenues. Voyage revenues for the period were $54.42 million, down 17.8% compared to the same period in 2009 during which voyage revenues amounted to $66.22 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2010 as compared to 2009, especially for our containerships. In 2010, we operated an average of 15.53 vessels, a 4.7% decrease over the average of 16.30 vessels we operated during the same period in 2009. Our fleet of 15.53 vessels had 269.4 scheduled off-hire days in 2010 and 446.5 laid-up days as two of our vessels were laid-up for part of the year, Despina P and Jonathan P. We had 3.8 commercial off-hire days and 35.6 operational off-hire days.  While employed, our vessels generated a time-charter equivalent, or TCE, rate of $11,201 per day per vessel compared to $13,698 per day per vessel in 2009, a decline of 18.2%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.  Charter rates earned by our containership vessels in 2010 were lower compared to 2009. Our containership vessels that came off time charter contracts had to be re-chartered at lower rates.  Charter rates earned by our drybulk vessels earned comparable rates in 2010 and 2009.

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

Vessel depreciation. Vessel depreciation for 2010 was $17.98 million. Comparatively, vessel depreciation for 2009 amounted to $19.09 million. Vessel depreciation in 2010 was lower compared to 2009 because the motor vessels Artemis and Gregos, which were sold in the fourth quarter of 2009, contributed about $2.70 million to the depreciation expenses of 2009, partly offset by the depreciation of Aggeliki P, acquired in June 2010, of $0.41 million, and higher depreciation in 2010 of the three vessels we purchased in 2009 (Monica P, Eleni P and Pantelis); the latter were depreciated for a full year in 2010 and only for a partial year in 2009.

Net gain or loss from vessel sales. There were no vessels sold in 2010 compared to two vessels sold in 2009 for a loss of $8.96 million which relate to the sales of Artemis and Gregos.

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

Derivatives losses. In 2010, we had a realized loss of $1.57 million from two interest rate swap contracts that we entered into in July 2008 and July 2009 and an unrealized loss of $1.47 million from the same interest rate swaps compared to a realized loss of $0.68 million and unrealized gain of $0.28 million in 2009. In 2010, we had realized losses of $10.88 million as well as unrealized gain of $9.69 million from a number of Forward Freight Agreement, or FFA, contracts that we entered into in December 2008, during 2009 and 2010 compared to a realized loss of $7.48 million as well as an unrealized loss of $7.90 million in 2009 from the FFA contracts we entered into in December 2008 and during 2009. We entered into both the interest rate swaps and FFA contracts to mitigate our exposure to possible increases in interest rates and further declines in the drybulk market rates, but to-date the markets have moved against our positions under these contracts.

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

Drydock costs

Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Up to December 31, 2008, we capitalized the costs associated with drydockings as they occurred and amortized these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking included actual costs incurred at the drydock yard, cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise and the cost of hiring a third party to oversee a drydocking. These criteria were consistent with industry practice and the policy of capitalization reflected the economics and market values of the vessels. As of January 1, 2009, the Company elected to change the method of accounting for drydocking and special survey expenses to the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred. We reflected this change as a change in accounting principles from an accepted accounting principle to a preferable accounting principle in accordance with guidance relating to Accounting Changes and Error Corrections. This accounting principle has been applied retrospectively to all periods presented.

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

As a result of the financial crisis of 2008, the charter rates in the drybulk and containership market declined significantly and vessel values also declined (although there were scarce transactions to document that) both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. These were conditions that the Company considers to be indicators of potential impairment. During 2009, charter rates and vessel values for drybulk vessels improved significantly from the levels observed (or assessed in the case of vessel values) in the fourth quarter of 2008 and first quarter of 2009.  In contrast, charter rates and values in the containership market remained depressed throughout the year. Once again, the Company considered the conditions of the containership market to be indicators of potential impairment. The Company performed the undiscounted cash flow test as of December 31, 2009 and determined that the carrying amounts of its vessels held for use were recoverable.  During 2010, charter rates and vessel values for containerships improved significantly while drybulk rates and vessel values generally maintained their 2009 levels. The Company performed the undiscounted cash flow test as of December 31, 2010 and determined that the carrying amounts of its vessels held for use were recoverable. During 2011,drybulk charter rates and vessel values started declining and continued so throughout the year, while containership charter rates and vessel values increased in the first half of the year but then declined as well reaching back their early 2010 levels. The Company performed the undiscounted cash flow test as of December 31, 2011 and determined that the carrying amounts of its vessels held for use were recoverable.

Our impairment test exercise is highly sensitive on variances in the time charter rates, fleet effective utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs.  Our estimates for the time charter rates are based on market information available for future rates (based of the length of charters that can be secured at the time of the analysis, generally, one to two years), and have proven to be conservative in that respect. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Past cost estimates, like drydocking and operating costs, have been based on the Company's data for its own vessels and have generally been very close to the actual levels observed. Our current analysis, which involved also a sensitivity analysis by assigning possible alternative values to these inputs, indicates that there is no impairment of individual long lived assets. However, there can be no assurance as to how long term charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment. Furthermore, the impairment analysis may result in determining that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is still depressed, the Company might suffer a loss on the sale.

The Company evaluates vessel sale opportunities when such sales are aligned with our strategic objectives which are continually assessed as market conditions change. Over the last three years, the Company has sold four vessels. In addition to the vessels Ioanna P and Nikolaos P discussed above, the Company sold the vessel Gregos on December 16, 2009 and the vessel Artemis on December 17, 2009, which resulted in combined impairment and loss on sale of $24.8 million, $0.3 million, $0.3 million and $8.7 million, respectively. In March 2012, the Company sold the vessel Jonathan P resulting in loss on sale of $8.6 million. The Company's impairment analysis as of December 31, 2011 indicated that its carrying value was recoverable if held to the end of its expected economic life. After seeking employment during January and February of 2012, the Company decided that selling the vessel was a better option. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation versus the relative market values on the date a vessel is sold. For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Section B – Business Overview / Our Fleet".

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

Investments

We classify unrestricted publicly traded investments as trading securities and record them at fair value. For trading securities, the Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "Unrealized loss on investments". In accordance with the guidance relating to "Fair Value Measurements", the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the above-said guidance hierarchy (see Note 15 of the Financial Statements)). The Company determines the cost of trading securities sold by using the First-In-First-Out, or FIFO, method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted the guidance relating to "The Fair Value Option for Financial Assets and Financial Liabilities" which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Derivative financial instruments

We record every derivative instrument (including certain derivative instruments embedded in other contracts) in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized in other comprehensive income or earnings depending whether specific hedge accounting criteria are met at the inception of the hedge in accordance with the guidance relating to "Accounting for Derivative Instruments and Hedging Activities".

For the years ended December 31, 2009, 2010 and 2011, the interest rate swaps and the Freight Forward Agreement, or FFA, contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of operations.

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

For the year ended December 31, 2010, we recorded a loss of $0.54 million; our initial $15.00 million investment in the joint venture was recorded as a non-current asset of $14.46 million reflecting the loss recorded during 2010.  For the year ended December 31, 2011, we recorded a loss of $2,415; our initial $15.00 million investment in the joint venture was recorded as a non-current asset of $14.46 million reflecting the loss recorded during 2010 and 2011.  There was no investment in a joint venture during 2009.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements attached to this report.

B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds on our balance sheet which include remaining funds generated from operating cash flows and long term borrowings to meet our liquidity ends going forward.  We may need to issue debt or equity securities to implement our growth plan and meet our liquidity needs going forward. We may need to raise additional debt for future vessel acquisitions  In our opinion, our working capital is sufficient for our present and future requirements over the next two years.

Cash Flows

As of December 31, 2011, we had a cash balance of $30.93 million and $5.92 million of restricted cash and cash in restricted retention accounts. Amounts owed to or due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. We occasionally may owe funds to such related party if the timing of any advance delays disbursement of funds. As of December 31, 2011, we had $0.48 million due from related party. Interest earned on funds deposited in related party accounts, if any, is credited to the account of the ship-owning companies or Euroseas.  We do not owe interest for any funds that we may owe to such related company. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $17.78 million including the current portion of long term debt which was $13.33 million as of December 31, 2011. All of the $8.46 million dividend declared was paid as of December 31, 2011, except for $47,525 that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We consider our liquidity sufficient for our operations.  We expect to finance all our working capital requirements from cash generated from operations and cash on our balance sheet.

Net cash from operating activities.

Our net cash from operating activities for 2011 was $17.05 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net income for the period was $1.12 million, which was increased by $18.35 million of vessel depreciation and by $0.65 million unrealized loss on derivatives and decreased by $1.32 million of amortization of fair vale of charter contracts; and, further, decreased by $2.70 million of changes of other operating assets and liabilities. In 2010, net cash flow from operating activities was $12.75 million based on a net loss of $6.61 million, which was increased by $17.98 million of vessel depreciation, decreased by $8.22 million unrealized gain on derivatives and by $2.11 million of amortization of fair value of charter contracts; and further, it was increased by $10.19 million of changes in other operating assets and liabilities, which mainly included the release of restricted funds of margin requirements of FFA derivative contracts of $12.38 million. In 2009, net cash flow from operating activities was $7.84 million based on a net loss of $15.63 million, which was increased by $19.09 million of vessel depreciation, $8.96 million loss on the sale of vessels and $7.63 million unrealized loss on derivatives; and, further, it was decreased by $12.38 million increase in margin requirements of FFA derivative contracts.

Net cash from investing activities.

In 2011, we received $1.79 million of hull and machinery insurance proceeds with respect to claims associated with the motor vessels Monica P,  Aristides N.P. and Marinos.  We also had restricted cash of $0.11 million released from retention accounts for total cash provided by investment activities of $1.90 million. In 2010, we purchased one vessel for a purchase price of $16.12 million and contributed $15.00 million to our Euromar LLC joint venture.  We also had a release of restricted cash of $1.91 million for total cash used in investment activities of $29.21 million. In 2009, we (i) purchased three vessels for $62.22 million, (ii) had proceeds from the sale of four vessels of $16.67 million in the aggregate, (iii) had to increase restricted cash by $0.71 million and (iv) collected insurance proceeds of $0.67 million, resulting in the total cash used in investment activities to be $45.60 million. It is our strategy to expand and renew our fleet by pursuing selective acquisitions.  At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions.

Net cash from financing activities.

In 2011, net cash used in financing activities amounted to $22.28 million. This consisted primarily of $8.44 million of dividends paid and $13.47 million of loan repayments. We also paid $0.22 million for loan arrangement fees and $0.15 million in stock offering expenses. In 2010, net cash provided by financing activities amounted to $9.75 million. These funds consisted primarily of proceeds of new long term borrowings of $28.50 million reduced by $6.86 million of dividends paid and $11.63 million of loan repayments. We also paid $0.26 million for loan arrangement fees and stock offering expenses. In 2009, net cash provided by financing activities amounted to $4.89 million. This is accounted for by the $0.65 million raised through our continuous stock offering program (after selling commissions) and $33.00 million in proceeds from new long term borrowings reduced by $17.50 million of repayments of long-term debt, as well as by $10.85 million of dividends paid, $0.20 million of offering expenses paid and $0.21 million of loan arrangement fees paid.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2011, we had ten outstanding loans with a combined outstanding balance of $74.91 million. These loans have maturity dates between 2012 and 2017. Our long-term debt as of December 31, 2011 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2011 is provided in Note 9 of our attached financial statements. In 2012, we plan to repay approximately $13.33 million of the above debt based on our loans as of December 31, 2011. As of December 31, 2011, there are not any additional secured debt commitments to finance the acquisition of additional vessels.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash.  Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2011, we were not in default of any credit facility covenant.

Shelf registration

On February 17, 2012, our new F-3 universal shelf registration statement was declared effective by the SEC pursuant to which we registered up to $400 million in securities. Friends Investment Company Inc., our largest shareholder and an affiliate of the Company, has registered for resale all of its shares owned as of February 17, 2012 under this same registration statement, which has resulted in these shares becoming freely tradable without restriction under the Securities Act if such shares are sold under the registration statement.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We have a remaining capital commitment to our Joint Venture of $18.00 million dollars following our agreement to (i) extend the commitment period for capital contributions to the Joint Venture to March 25, 2013 and (ii) increase our commitment in the Joint Venture by $10 million; we need to advance $1.75 million of this capital commitment in May 2012 to partly fund a recent vessel acquisition by the Joint Venture. We do not have any other contractual capital expenditures. Our most recent vessel acquisition consisted of one containership vessel, Aggeliki P, which was delivered to us in June 2010. We financed Aggeliki P originally with funds from our balance sheet but subsequently drew a loan of $8.50 million to partly finance the acquisition. In 2009, we acquired three dry bulk vessels, two Panamax, Pantelis, which was delivered to us in July 2009 and Eleni P, which was delivered to us in March 2009, and one Handymax drybulk carrier, Monica P, which was delivered to us in January 2009.  We financed Monica P and Eleni P with equity and two separate $10.00 million loans and Pantelis with equity and a $13.00 million loan.  Of our eight acquisitions during 2007 and 2008, five were financed with 100% equity while the remaining three were financed with equity and debt.

Six of the vessels in our operating fleet underwent scheduled drydocking or special survey in 2011 (one of them started its special survey in 2010 and completed it in 2011 and one of them started its special survey in 2011 and completed it in 2012). As of April 25, 2012, one more vessel, Captain Costas, completed its drydocking or special survey. In the remainder of 2012, one additional vessel is scheduled to undergo a special survey. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

On February 9, 2012, the Company announced the declaration of its twenty-sixth consecutive dividend since its Private Placement in August 2005.

The aggregate amount of all such dividends paid was $94.66 million; and an additional $66,150 will be paid if and when unvested restricted incentive stock awards vest.

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

The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 1, 2012 the capacity of the fully cellular worldwide container vessel fleet was approximately 15.6 million teu with approximately 3.9 million teu, or, about 25% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2012, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 632.3 million dwt with another 191.5 million dwt, or, about 30% of the present fleet capacity on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007  and the first nine months of 2008 the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of the October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2011 and in early 2012, scrapping rates of drybulk vessels increased again. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel ages. For example, we sold one of our laid-up vessels, Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates have continued during 2011 and in early 2012 following the weakness of containership charter hire rates, for example, we sold another one of our vessels, Jonathan P, built in 1990 (a 22-year old vessel again)  in March 2012.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 25, 2012, approximately 72% of our ship capacity days in 2012, including fixed employment in the first and second quarter of the year, and approximately 20% of our ship capacity days in 2013, are under time charter contracts. If the current market conditions and rates prevail, our vessels may have difficulty securing employment and, if so, may be employed at rates lower of their present charters.

E.	Off-balance Sheet Arrangements

As of December 31, 2011, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2011:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$74,913,000	$13,332,000	$37,249,000	$20,332,000	$4,000,000
Interest Payments (1)	$9,426,804	$3,569,197	$4,277,258	$1,486,373	$93,975
Vessel Management fees (2)	$28,347,720	$5,294,995	$11,121,980	$11,930,745
Other Management fees (3)	$9,920,562	$1,850,000	$3,896,516	$4,174,046

(1)       Assuming the amortization of the loans as of December 31, 2011 described above and an average calculated interest rate margin over LIBOR of about 0.68%, 0.80%, 1.04% and 1.60% and per annum for the four periods, respectively, and based on an underlying assumption for LIBOR calculated from the Swap rates of the LIBOR yield curve as of December 31, 2011 of 0.68%, 0.74%, 0.84%, 1.03% and 1.25% for years 1 to 5, respectively. Also includes our obligation to make payments required as of December 31, 2011 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).

(2)       Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $904) starting on January 1, 2012 for the sixteen vessels owned by Euroseas as of that date under the Amended and Restated Master Management Agreement in effect as of January 1, 2012; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2011 the present term of which expires on January 1, 2016.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.32 USD/Euro).

(3)       Refers to our obligation for management fees of $1,850,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2011 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2016.

G.           Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	52	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	52	CFO and Treasurer; Class A Director
Aristides P. Pittas	60	Vice Chairman; Class A Director
Stephania Karmiri	44	Secretary
Panagiotis Kyriakopoulos	51	Class B Director
George Skarvelis	51	Class B Director
George Taniskidis	51	Class C Director
Gerald Turner	64	Class C Director

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. He has also been a member of the Board of Managers of Euromar since its inception on March 25, 2010. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle - Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. He has also been a member of the Board of Managers of Euromar since its inception on March 25, 2010. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than

20 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring of private equity investments in the maritime industry and other business development for Marsoft's services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from the Massachusetts Institute of Technology.

Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

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

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we paid $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. Under this Master Management Agreement, as amended in July 2007 and February 2008, for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and, our internal auditor, and for other services associated with us being a public company and other services to our subsidiaries, we pay Eurobulk $1,100,000 per year starting January 1, 2008, before bonuses, adjusted annually every January 1st for Greek inflation. On January 1, 2009, the management fee for executive services and other services associated with us being a public company and other services to our subsidiaries was adjusted to $1,150,000; on January 1, 2010, this fee was adjusted to $1,165,000; on January 1, 2011, this fee was adjusted to $1,225,000 and on January 1, 2012, this fee was adjusted to $1,850,000 to compensate for increased costs, recognize Eurobulk's achievement of keeping general and administrative costs much lower than our peers and to account for inflation in Greece. In 2007, 2008, 2009, 2010 and 2011 we paid $608,750, $1,100,000, $1,150,000, $1,165,000 and $1,225,000, to Eurobulk, respectively.

Director Compensation

Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.

Directors who are not our employees, do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $12,000, plus $3,000 for attending the quarterly meeting of the Board of Directors, plus an additional retainer of $8,000, if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.

All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Equity Incentive Plan

In August 2006, we adopted an equity incentive plan which entitled our Board of Directors to grant to our directors, officers and key employees awards in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. The aggregate number of shares of common stock with respect to which options or restricted shares could at any time be granted under the plan were 600,000 shares of Common Stock. The plan was administered by our Board of Directors. The plan did not have any set term. However, the Board of Directors could not grant any incentive stock options after the tenth anniversary of the adoption of the Plan.  This plan was terminated and replaced by a substantially similar plan in October 2007 that entitled our Board of Directors to grant awards under the plan to directors, officers and key employees of the Company and its affiliates.  On May 5, 2010, the Board of Directors adopted a new equity incentive plan which is similar to our 2007 plan. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the new plan is 1,500,000 shares of common stock. The new equity incentive plan was adopted on May 5, 2010 and became effective on June 15, 2010.

On December 18, 2007, the Board of Directors awarded 135,000 shares of restricted stock to the directors, officers and key employees of our manager, Eurobulk Ltd., 50% of which vested on December 20, 2007 and the remainder which vested on December 15, 2008.  On February 7, 2008, the Board of Directors awarded 150,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on August 7, 2008 and the remainder vested on August 7, 2009. On November 12, 2008, the Board of Directors awarded 160,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2009 and the remainder on November 16, 2010. On November 4, 2009, the Board of Directors awarded 165,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2010 and the remainder on July 1, 2011. On November 4, 2010, the Board of Directors awarded 165,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2011 and the remainder which will vest on November 16, 2012. On November 4, 2011, the Board of Directors awarded 290,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2012 and the remainder which will vest on July 1, 2013. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class B directors expires in 2012, the term of our Class C directors expires in 2013 and the term of our Class A directors expires in 2014.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

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

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel.  As of December 31, 2011, approximately 125 officers and 240 crew members served on board the vessels in our fleet.

E.	Share Ownership

With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see "Item 7. Major Shareholders and Related Party Transactions.".

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See section 6(B) of this annual report, "Compensation."

Options

No options were granted during the fiscal year ended December 31, 2011. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 25, 2012 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock(14)

Friends Investment Company Inc.(2)	11,177,956	35.4%
Royce & Associates, LLC(3)	2,363,346	7.5%
Wellington Management Co. LLP(4)	2,198,700	7.0%
Aristides J. Pittas(5)	256,000	*
George Skarvelis(6)	26,500	*
George Taniskidis(7)	32,000	*
Gerald Turner(8)	32,000	*
Panagiotis Kyriakopoulos(9)	32,000	*
Aristides P. Pittas(10)	53,000	*
Anastasios Aslidis(11)	155,100	*
Stephania Karmiri(12)	—	*
Symeon Pariaros(13)	9,500	*
All directors and officers and 5% owners as a group	16,336,102	51.8%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 11,177,956 shares of common stock held of record by Friends. This represents a increase of 323,397 shares held by Friends as disclosed on our 20-F for 2010 filed on May 27, 2011. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)	As disclosed on Schedule 13G filed on January 24, 2012.

(4)
As disclosed on Schedule 13G filed on February 14, 2012.  This represents a increase of 422,100 shares beneficially owned by Wellington Management Co. LLP from as disclosed on Schedule 13F  filed on May 19, 2010.

(5)
Does not include 1,474,425 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas' and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 33,000 shares vesting on July 1, 2012, 20,000 shares vesting on November 16, 2012 and 33,000 shares vesting on July 1, 2013.

(6)
Does not include 610,334 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,500 shares vesting on July 1, 2012, 2,500 shares vesting on November 16, 2012 and 3,500 shares vesting on July 1, 2013.

(7)
Does not include 41,273 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,500 shares vesting on July 1, 2012, 2,500 shares vesting on November 16, 2012 and 3,500 shares vesting on July 1, 2013.

(8)
Does not include 165,749 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,500 shares vesting on July 1, 2012, 2,500 shares vesting on November 16, 2012 and 3,500 shares vesting on July 1, 2013.

(9)
Does not include70,035 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,500 shares vesting on July 1, 2012, 2,500 shares vesting on November 16, 2012 and 3,500 shares vesting on July 1, 2013.

(10)
Does not include 1,005,805 shares of common stock held of record by Friends, by virtue of Mr. Pittas' ownership interest in Friends. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 9,000 shares vesting on July 1, 2012, 5,000 shares vesting on November 16, 2012 and 9,000 shares vesting on July 1, 2013.

(11)	Includes 22,500 shares vesting on July 1, 2012, 12,500 shares vesting on November 16, 2012 and 22,500 shares vesting on July 1, 2013.

(12)
Does not include 2,453 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(13)	Includes 3,500 shares vesting on July 1, 2012, 2,500 shares vesting on November 16, 2012 and 3,500 shares vesting on July 1, 2013.

(14)	Voting stock includes 372,500 unvested shares in addition to the 31,167,211 issued and outstanding shares of the Company as of April 25, 2012.

B.	Related Party Transactions

The operations of our vessels are managed by Eurobulk, an affiliated ship management company, under a Master Management Agreement with us and separate management agreements with each shipowning company. Under our Master Management Agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services. Eurobulk also currently manages the vessels of Euromar, which are partially owned by us, and two other vessels not owned by us.

Our Master Management Agreement with Eurobulk has been renewed as of January 1, 2011 and has a term of 5 years until January 1, 2016. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement. Under the Master Management Agreement as amended, we pay Eurobulk since January 1, 2012 a fixed cost of $1,850,000 annually, to be adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $904 based on $1.32/Euro exchange rate) adjusted annually for inflation (every January 1st), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case since January 1, 2012 when this discount went into effect as the total number of our vessels and the vessels owned by Euromar is greater than 20. In absence of this discount, the cost per ship per day is 720 Euros, or, about $950.  This cost is reduced by half (342.5 Euros per vessel per day, or, 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Eurobulk has received fees for management and executive compensation expenses of $4,277,887, $6,487,415, $6,224,303, $6,057,006 and $7,035,095 for years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. Eurochart has received chartering and vessel sale commissions of $1,177,916, $1,663,526, $766,879, $612,998 and $766,304 for years ended December 31, 2007, 2008, 2009, 2010 and 2011 respectively.  Eurochart also received 1% commission for vessel acquisitions we did from the sellers of the vessels that we acquired.

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

Aristides J. Pittas, Euroseas' President, Chief Executive Officer and Chairman, had provided personal guarantees for some of our loans initiated before the formation of Euroseas. All such loans have been repaid by December 31, 2011. Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart, Eurotrade and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.  As of February 17, 2012, 11,177,956 of the shares of Euroseas held by Friends at such time were registered under our F-3 registration statement.

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

On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar LLC, or Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates. On April 26, 2012, we amended the operating agreement of Euromar to extend the commitment period an additional year to March 25, 2013 and increase the maximum capital contributions owed by all members of Euromar to $245.0 million, of which  the Company has committed an additional $10.0 million.

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

The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of its subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk, containership or multipurpose charter market, our earnings would be negatively affected, thus limiting its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.

Euroseas paid dividends of $20,278,538, $34,547,950, $10,849,609, $6,863,112 and $8,442,371 in 2007, 2008, 2009, 2010 and 2011, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company.

As of March 31, 2012, dividends of $66,150 have accrued and will be paid if and when unvested incentive stock awards vest.

B.	Significant Changes

After December 31, 2011, the following significant events occurred:

a)      On February 9, 2012, the Board of Directors declared a cash dividend of $0.05 per share of Euroseas Ltd. common stock which was paid on March 6, 2012.

b)      Vessel Jonathan P was sold for $4.4 million on March 16, 2012, resulting in a capital loss of approximately $8.6 million, or, $0.27 per share.

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

Period	Low	High

Year Ended Dec. 31, 2007	7.00	20.79

Year Ended Dec. 31, 2008	12.00	16.80

Year Ended Dec. 31, 2009	3.51	6.05

Year Ended Dec. 31, 2010	3.31	4.50
1st quarter 2010	3.75	4.50
2nd quarter 2010	3.41	4.17
3rd quarter 2010	3.31	4.09
4th quarter 2010	3.51	4.15

Year Ended Dec. 31, 2011	2.26	4.85
1st quarter 2011	3.56	4.83
2nd quarter 2011	4.26	4.85
3rd quarter 2011	2.86	4.40
4th quarter 2011	2.26	3.48
October 2011	3.07	3.48
November 2011	2.78	3.19
December 2011	2.26	2.73

Year 2012
1st quarter 2012	2.28	3.05
January 2012	2.44	2.92
February 2012	2.73	3.05
March 2012	2.28	2.61
April 2012 (*)	1.85	2.04

(* Until April 25, 2012)

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Amended and Restated Articles of Incorporation and Bylaws, as amended

Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 (Amended and Restated Articles of Incorporation) to our Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011, and our current bylaws, as amended, have been filed with the SEC as Exhibits 3.2 (Bylaws) and 3.4 (Amendment to Bylaws),to our Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.03 per share, of which 31,167,211 shares are issued and outstanding as of April 25, 2012, and 20,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding as of April 25, 2012. All of our shares of stock are in registered form.

Common Stock

As of the date of this annual report, we are authorized to issue up to 200,000,000 shares of common stock, par value $.03 per share, of which 31,167,211 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

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

Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

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

Liberian Tax Considerations

Certain of our subsidiaries are incorporated in the Republic of Liberia.  Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries will be deemed non-resident Liberian corporations wholly exempted from Liberian taxation effective as of 1977, and distributions we make to our shareholders will be made free of any Liberian withholding tax.

United States Federal Income Tax

The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the United States Internal Revenue Code of 1986, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Euroseas and its subsidiaries on a consolidated basis.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country, or our country of organization, that grants an "equivalent exemption" to corporations organized in the United States; and

either

•
more than 50% of the value of our stock is owned, directly or indirectly, by "qualified shareholders," individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test," or

•
our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

The Marshall Islands, Liberia, Cyprus and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2011 each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2008, 2009, 2010 and 2011 taxable years and therefore qualify for benefits of Section 883 of the Code and we intend to take this position on our United States federal income tax returns.

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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, our sole class of issued and outstanding stock, is listed on the NASDAQ Global Select Market, and accordingly, we satisfy the listing threshold.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the "trading volume test".  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the tests will be deemed satisfied if our common stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common stock.  We believe that our common stock satisfied the trading frequency and trading volume tests during the 2011 taxable year.

Notwithstanding the foregoing, we will not satisfy the Publicly-Traded Test if 50% or more of the vote and value of our common stock is owned (or is treated as owned under certain stock ownership attribution rules) by persons each of whom owns (or is treated as owning under certain stock ownership attribution rules) 5% or more of the value of our common stock, or 5% Shareholders, for more than half the days during the taxable year, to which we refer to as the "5% override rule".   In order to determine the persons who are 5% Shareholders, we are permitted to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission as having a 5% or more beneficial interest in our common stock.

In the event the 5% override rule is triggered, the 5% override rule will nevertheless not apply if we can establish that among the closely-held group of 5% Shareholders, there are sufficient 5% Shareholders that are considered to be "qualified shareholders" for purposes of Section 883 of the Code to preclude non-qualified 5% Shareholders in the closely-held group from owning 50% or more of our common stock for more than half the number of days during the taxable year. To establish this exception to the 5% override rule, 5% Shareholders owning a sufficient number of shares of our common stock would have to provide us with certain information in order to substantiate their status as qualified shareholders.

During our 2011 taxable year, our 5% Shareholders owned more than 50% of our common stock.  Therefore, the 5% override rule has been triggered for the 2011 taxable year.  Nevertheless, we believe that we can establish that a sufficient number of shares of our common stock owned by 5% Shareholders during the 2011 taxable year were owned by qualified shareholders to preclude non-qualified 5% Shareholders from owning 50% or more of our common stock for more than half the number of days during the 2011 taxable year.  However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in any future taxable year.

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

To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% United States federal "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (currently through 2012) provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the NASDAQ Global Select Market were not eligible for these preferential rates.  Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Further, in the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2013 or later will be taxed at ordinary graduated tax rates. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will generally be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for United States foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.  Moreover, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in our common stock, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC for taxable years beginning after March 18, 2010, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.

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

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder's income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder's then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder's adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a "Non-Electing Holder", would be subject to special rules with respect to (i) any "excess distribution" (generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder's holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder's successor would be ineligible to receive a step-up in the tax basis of that common stock.

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

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
such gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a shareholder sells our common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the shareholder certifies that it is a non-U.S. person, under penalties of perjury, or the shareholder otherwise establishes an exemption. If a shareholder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a shareholder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Pursuant to recently enacted Section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder's United States federal income tax liability by filing a refund claim with the IRS.

We encourage each shareholder to consult with his, her or its own tax advisor as to particular tax consequences to it of holding and disposing of our common stock, including the applicability of any state, local or foreign tax laws and any proposed changes in applicable law.

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

As at December 31, 2011, we had $74.91 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 2.85%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period ended December 31, 2011 by approximately $816,040 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $(loans)	Amount in $ (swap)
2012	677,000	(600,000)
2013	534,000	(484,000)
2014	302,000	(228,000)
2015	190,000	(100,000)
2016 and thereafter	101,000	(5,500)

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

As of December 31, 2010, we had two options on FFA contracts, one put option at $16,500/day that we bought and one call option at $23,500 /day that we sold, each for 360 days in 2011 on the Baltic Panamax 4-TC index. The options contracts were exercised if they were in the money and settled each month.  There was also a margin maintenance requirement if the overall position was out of the money based on marking the options contract to market.  Given the nature of the two options contracts: if the average daily rate for a period (month) was below $16,500/day, we would exercise our put option and receive the difference between $16,500/day and the actual average daily rate during the period times 30 (which is equal to the contract days for the period), if the average daily rate for a period was between $16,500/day and $23,500/day neither the put or call option contract would be exercised, and if the average daily rate for a period was greater than $23,500/day the call contract we sold would be exercised and we would pay the difference between the actual average daily rate during the period less $23,500/day times 30 days.

As of December 31, 2011, we have settled all days of each the above two options contracts and we have no outstanding FFA contracts or options.

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 23% of our vessel operating expenses (excluding depreciation and other operating income) in 2011 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros (700 Euros per vessel per day in 2011), and, certain general and administrative expenses (about 21% in 2011) are mainly in Euros and some other currencies. On December 31, 2011, approximately 36% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year to December 31, 2011 was $17,122.

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

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2011. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2011, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

Deloitte Hadjipavlou, Sofianos & Cambanis S.A., or Deloitte, our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15(c) below.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

(c)  Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 27, 2012

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

Item 16C.	Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2010 (dollars in thousands)	2011 (dollars in thousands)
Audit Fees	$405	$472
Further assurance / audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$405	$472

Audit fees relate to regular audit services and audit of our internal controls and services required for our shelf registration on form F-3.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant's Certifying Accountant

None.

Item 16G.	Corporate Governance

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

OTHER THAN AS NOTED ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

The following financial statements set forth on pages F-1 through F-45, together with the report of independent registered public accounting firm, are filed as part of this annual report.

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

4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008 (6)
4.6	Addendum No. 1 to Amendment to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009 (9)
4.7	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of US$8,250,000 dated June 30, 2006(3)
4.8	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of US$15,500,000 dated August 30, 2006(3)
4.9	Euroseas 2007 Equity Incentive Plan(8)
4.10	Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of US$20,000,000 dated November 14, 2006(4)
4.11	Amendment to Loan Agreement among Xingang Shipping Ltd., as borrower, HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, dated April 14, 2010(11)
4.12	Form of Right of First Refusal(5)
4.13	Form of Advisory Agreement(5)
4.14	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated June 7, 2007(6)
4.15	Supplemental Agreement to Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, dated August 5, 2009(11)
4.16	Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of US$15,000,000 dated October 29, 2007 (6)
4.17	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 29, 2008 (9)

4.18	Amendment to Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A, as lender, dated October 26, 2010(12)
4.19	Form of Senior Security Debt Indenture(7)
4.20	Form of Subordinated Debt Security Indenture(7)
4.21	Loan Agreement between Saf-Concord Shipping Ltd., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated January 9, 2009 (9)
4.22	Loan Agreement between Eleni Shipping Ltd., as borrower and Calyon, as lender, for the amount of US$10,000,000 dated April 30, 2009 (9)
4.23	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated May 18, 2009(10)
4.24	Amendment to Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated March 25, 2010(11)
4.25	Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, for the amount of US$13,000,000 dated December 14, 2009(11)
4.26	Amendment to Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, dated April 14, 2010 (11)
4.27	Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
4.28
Form of First Amendment to Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated April 26, 2012 (13)

4.29	Management Agreement among Euromar LLC, the vessel owning subsidiaries of Euromar LLC, Euroseas Ltd., Eurobulk Ltd. and Eurochart S.A. dated March 25, 2010(11)
4.30	Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated March 25, 2010(11)
4.31	Form of First Amendment to Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated April 26, 2012 (13)
4.32	Euroseas 2010 Equity Incentive Plan(11)
4.33	Loan Agreement between Noumea Shipping Ltd, as borrower, and Crédit Agricole Corporate and Investment Bank, as lender, for the amount of US$20,000,000 dated December 28, 2010(12)
4.34	Loan Agreement between Aggeliki Shipping Ltd., as borrower, and DVB Bank SE, as lender, for the amount of US$8,500,000 dated November 5, 2010(12)
8.1	Subsidiaries of the Registrant(13)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(13)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(13)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(13)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(13)
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(13)

1	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
2	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
3	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
4	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
5	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
6	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
7	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
8	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
9	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
10	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
11	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
12	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
13	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign on its behalf.

EUROSEAS LTD
(Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 27, 2012

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 27, 2012

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2011
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2010	December 31, 2011
Assets
Current assets
Cash and cash equivalents		34,273,518	31,204,863
Trade accounts receivable, net		1,563,761	1,370,886
Other receivables		6,693,985	2,324,131
Inventories	3	1,788,256	2,606,535
Due from related companies	8	-	208,704
Restricted cash	9	976,714	870,111
Trading securities	15	263,223	27,473
Derivatives	15, 16	574,336	-
Prepaid expenses		271,033	264,884
Total current assets		46,404,826	38,877,587

Fixed assets
Vessels, net	4	255,412,434	237,063,878
Long-term assets
Restricted cash	9	4,800,000	5,050,000
Deferred charges, net	5	599,374	697,951
Investment in joint venture	17	14,461,167	14,458,752
Total long-term assets		275,272,975	257,270,581
Total assets		321,677,801	296,148,168

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	13,472,000	13,332,000
Trade accounts payable		3,950,934	1,886,766
Accrued expenses	6	2,212,401	1,659,594
Accrued dividends	12	32,175	47,525
Due to related companies	8	1,594,773	-
Deferred revenues		2,114,335	2,268,038
Derivatives	15, 16	1,837,924	1,907,088
Total current liabilities		25,214,542	21,101,011

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2010 and 2011
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2010	December 31, 2011

Long-term liabilities
Long-term debt, net of current portion	9	74,913,000	61,581,000
Derivatives	15, 16	1,537,056	1,544,409
Fair value of below market time charters acquired	7	1,318,211	-
Total long-term liabilities		77,768,267	63,125,409
Total liabilities		102,982,809	84,226,420

Commitments and contingencies	11	-	-

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 31,002,211 and 31,167,211 issued and outstanding)		930,067	935,017
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		236,279,931	236,843,470
Accumulated deficit		(18,515,006)	(25,856,739)
Total shareholders' equity		218,694,992	211,921,748
Total liabilities and shareholders' equity		321,677,801	296,148,168

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2009, 2010 and 2011
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2009	2010	2011

Revenues
Voyage revenue	7	66,215,669	54,422,489	64,129,511
Related party revenue	17	-	-	240,000
Commissions (including $766,879, $612,998 and $766,304, respectively, to related party)	8, 14	(2,433,776)	(1,944,473)	(2,972,967)
Net revenue		63,781,893	52,478,016	61,396,544

Operating expenses
Voyage expenses	14	1,510,551	1,596,569	777,902
Vessel operating expenses (including $342,395, $417,523 and $392,731, respectively, to related party)	8, 14	23,763,480	21,507,192	26,249,339
Drydocking expenses		1,912,474	6,537,733	3,148,111
Vessel depreciation	4	19,092,384	17,979,750	18,348,556
Related party management fees	8	5,074,297	4,892,006	5,810,095
Other general and administrative expenses (including $1,150,000, $1,165,000 and $1,225,000, respectively, to related party)	8, 12	3,640,534	3,026,941	2,986,507
Net loss on sale of vessels	4	8,959,321	-	-
Charter termination fee and other income	18	(103,577)	(2,352,946)	(735,707)
Total operating expenses		63,759,464	53,187,245	56,584,803

Operating income / (loss)		22,429	(709,229)	4,811,741

Other income/(expenses)
Interest and other financing costs		(1,437,637)	(1,498,216)	(2,191,235)
Change in fair value of derivatives	16	(15,778,209)	(4,221,817)	(1,498,122)
Foreign exchange gain/(loss)		36,477	(3,200)	(17,122)
Realized gain on investments		411,444	-	-
Unrealized loss on investments		(5,325)	(173,375)	(235,750)
Interest income		1,123,317	538,820	248,892
Other expenses, net		(15,649,933)	(5,357,788)	(3,693,337)

Equity loss in joint venture	17	-	(538,833)	(2,415)
Net income / (loss)		(15,627,504)	(6,605,850)	1,115,989
Earnings / (loss) per share - basic	13	(0.51)	(0.21)	0.04
Weighted average number of shares outstanding during the year, basic	13	30,648,991	30,900,122	31,054,197
Earnings / (loss) per share - diluted	13	(0.51)	(0.21)	0.04
Weighted average number of shares outstanding during the year, diluted	13	30,648,991	30,900,122	31,104,692

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2009, 2010 and 2011
(All amounts, except share data, expressed in U.S. Dollars)

	Comprehensive Income / (loss)	Number of Shares	Common Stock Amount	Preferred Shares Amount	Additional Paid in Capital	Retained Earnings /Accumulated Deficit	Total
Balance, January 1, 2009		30,575,611	917,269	-	234,567,670	21,346,493	256,831,432
Net loss	(15,627,504)					(15,627,504)	(15,627,504)
Issuance of shares in "Continuous Offering Program, net of issuance costs"		134,100	4,023	-	204,732	-	208,755
Issuance of restricted shares for stock incentive award and share-based compensation		140,000	4,200	-	815,989	-	820,189
Dividends declared ($0.35 per share) (see Note 13)			-	-		(10,779,609)	(10,779,609)
Balance, December 31, 2009		30,849,711	925,492	-	235,588,391	(5,060,620)	231,453,263
Net loss	(6,605,850)					(6,605,850)	(6,605,850)
Issuance of restricted shares for stock incentive award and share-based compensation		152,500	4,575	-	691,540	-	696,115
Dividends declared ($0.22 per share) (see Note 13)			-	-		(6,848,536)	(6,848,536)
Balance, December 31, 2010		31,002,211	930,067	-	236,279,931	(18,515,006)	218,694,992
Net income	1,115,989					1,115,989	1,115,989
Issuance of restricted shares for stock incentive award and share-based compensation		165,000	4,950	-	563,539	-	568,489
Dividends declared ($0.27 per share) (see Note 13)			-	-		(8,457,722)	(8,457,722)
Balance, December 31, 2011		31,167,211	935,017	-	236,843,470	(25,856,739)	211,921,748

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

	2009	2010	2011
Cash flows from operating activities:
Net (loss) / income	(15,627,504)	(6,605,850)	1,115,989
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	19,092,384	17,979,750	18,348,556
Amortization of deferred charges	110,504	108,569	144,815
Amortization of fair value of time charters	(3,626,762)	(2,106,416)	(1,318,211)
Loss on sale of vessels	8,959,321	-	-
Share-based compensation	820,189	696,117	568,488
Investment in trading securities, net	741,248	-	-
(Gain) / loss on trading securities	(406,118)	173,375	235,750
Unrealized loss / (gain) on derivatives	7,626,918	(8,223,804)	650,853
Loss in investment in joint venture	-	538,833	2,415
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	(416,818)	86,952	192,875
Prepaid expenses	55,965	(85,896)	6,149
Other receivables	532,133	(6,454,329)	2,576,022
Inventories	142,735	80,982	(818,279)
Other deposits	(12,376,119)	12,376,119	(246,000)
Due from related companies	4,678,750	-	(208,704)
Increase/(decrease) in:
Due to related companies	1,416,380	178,393	(1,594,773)
Trade accounts payable	(243,112)	2,207,566	(2,064,168)
Accrued expenses	(356,615)	932,075	(427,807)
Deferred revenue	(3,285,819)	866,553	153,703
Net cash provided by operating activities	7,837,660	12,748,989	17,317,673

Cash flows from investing activities:
Purchase of vessels including improvements	(62,224,639)	(16,121,360)	-
Investment in joint venture	-	(15,000,000)	-
Insurance proceeds	667,839	-	1,793,832
Change in restricted cash	(709,966)	1,914,516	102,603
Proceeds from sale of vessels	16,668,001	-	-
Net cash provided by (used in) investing activities	(45,598,765)	(29,206,844)	1,896,435

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

(Continued)

	2009	2010	2011
Cash flows from financing activities:
Issuance of share capital	4,023	-	-
Proceeds from shares issued	645,242	-	-
Offering expenses paid	(197,193)	(99,814)	(148,392)
Dividends paid	(10,849,609)	(6,863,112)	(8,442,371)
Loan arrangement fees paid	(208,000)	(160,250)	(220,000)
Proceeds from long-term debts	33,000,000	28,500,000	-
Repayment of long-term debts	(17,500,000)	(11,630,000)	(13,472,000)
Net cash provided by / (used in) financing activities	4,894,463	9,746,824	(22,282,763)

Net decrease in cash and cash equivalents	(32,866,642)	(6,711,031)	(3,068,655)
Cash and cash equivalents at beginning of year	73,851,191	40,984,549	34,273,518
Cash and cash equivalents at end of year	40,984,549	34,273,518	31,204,863
Cash paid for interest	1,421,193	1,328,563	2,080,479
Non cash items:
Other increase in accrued expenses and deferred charges	297,008	220,000	243,392
Change in accrued dividends	(60,000)	(14,575)	15,350

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

The operations of the vessels are managed by Eurobulk Ltd. (the "manager"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 35.4% of the Company's shares and of Eurobulk Marine Holdings Inc. which owns another 1.3% of the Company's shares as of December 31, 2011.

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
Years ended December 31, 2009, 2010 and 2011
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

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT / 2,098 TEU container carrier M/V "Artemis", which was built in 1987 and acquired on November 25, 2005.  M/V "Artemis" was sold in December 2009.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V "Tasman Trader", which was built in 1990 and acquired on April 27, 2006.  On March 7, 2012, the vessel was renamed M/V "Anking".

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V "Aristides N.P.", which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006. On July 11, 2009, the vessel was renamed M/V "Mastro Nicos" and on November 5, 2009, it was renamed M/V "YM Port Kelang". On October 25, 2011 the vessel was renamed M/V "Marinos".

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

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Jonathan P", which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V "Jonathan P" was renamed M/V "OEL Integrity"; on March 5, 2009, the vessel was renamed again M/V "Jonathan P" upon the expiration of its charter with Orient Express Lines. M/V "Jonathan P" was sold on March 16, 2012.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

•
Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009. On December 15, 2009, ownership of the vessel was transferred to Pantelis Shipping Corp., incorporated in Liberia, and the vessel changed its flag to the Liberian flag.

•
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V "Aggeliki P" which was built in 1998 and acquired on June 21, 2010.

During the years ended December 31, 2009, 2010 and 2011, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2009	2010	2011

A (Maersk Lines)	10.25%	14.95%	15.73%
B (Klaveness)	16.84%	30.29%	13.59%
C (Orient Express Lines)	10.33%	-%	4.57%
D (Sun Express)	-	10.10%	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

Other comprehensive income / (loss)

The Company presents separately comprehensive income / (loss), if any, and its components in shareholders' equity.  The Company has no other comprehensive income / (loss) and, accordingly, comprehensive income / loss equals net income / loss for all periods presented.

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
Years ended December 31, 2009, 2010 and 2011
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
Years ended December 31, 2009, 2010 and 2011
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

Insurance proceeds

Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow. For example, certain hull and machinery claim receipts are classified as "cash flow from investment activities".  In 2009, the Company had $667,839 receipts for hull and machinery claims (mainly for M/V "Jonathan P", ex-M/V "OEL Integrity") which were classified under "cash flows from investing activities". There were no hull and machinery claim receipts in 2010. In 2011, the Company had $1,793,832 receipts for hull and machinery claims (mainly for M/V "Aristides N.P.", M/V "Monica P" and M/V "Port Kelang") which were also classified under "cash flows from investing activities".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

Vessels operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses are incurred when the vessel is chartered under a voyage charter and comprise of all expenses relating to particular voyages, including bunkers, port charges, canal tolls, and agency fees. Voyage expenses are expensed as incurred.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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
Years ended December 31, 2009, 2010 and 2011
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
Years ended December 31, 2009, 2010 and 2011
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

Impairment of long-lived assets

Impairment loss is recognized on a long-lived asset used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by the asset and the asset's carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company performed the undiscounted cash flow test as of December 31, 2010 and 2011 for its vessels held for use and determined that its vessels were not impaired.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Derivative financial instruments

Every derivative instrument (including certain derivative instruments embedded in other contracts) is recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as a component in other comprehensive income or earnings depending on whether specific hedge accounting criteria are met at the inception of the hedge and over the life of the contract in accordance with guidance relating to  "Derivatives and Hedging".

For the years ended December 31, 2009, 2010 and 2011, the interest rate swaps and the Forward Freight Agreement ("FFA") contracts were not designated as hedging instruments and did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the "Consolidated statements of operations."

Earnings per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any unvested restricted shares of common stock. These unvested restricted shares, although classified as issued and outstanding at December 31, 2010 and 2011, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted net income per share gives effect to all potentially dilutive securities. The Company's then outstanding warrants and unvested restricted shares were potentially dilutive securities during the years ended December 31, 2009, 2010 and 2011 (Note 13).  However, if the result for the year is a loss the effect of any potentially dilutive securities is not considered.

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
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments such as trade receivable, trading securities, trade accounts payable, cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2010 and 2011, due to their short-term maturity.

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

The fair value of the FFA contracts is the amount the Company would receive or pay to terminate these agreements at the reporting date, taking into account current broker quoted rates for same contracts and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities (see Note 15 - Financial Instruments for additional disclosure on the fair values of interest rate swap agreements and FFA contracts).

Recent accounting pronouncements

There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2010	2011
Lubricants	1,430,809	1,522,603
Victualling	166,778	218,141
Bunkers	190,669	865,791
Total	1,788,256	2,606,535

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2009	280,267,999	(48,304,393)	231,963,606
-Depreciation for the year	-	(19,092,384)	(19,092,384)
- Purchase of vessels	64,046,437	-	64,046,437
- Sale of vessels	(33,986,672)	14,339,837	(19,646,835)
Balance, December 31, 2009	310,327,764	(53,056,940)	257,270,824
-Depreciation for the year	-	(17,979,750)	(17,979,750)
- Purchase of vessels	16,121,360	-	16,121,360
Balance, December 31, 2010	326,449,124	(71,036,690)	255,412,434
-Depreciation for the year	-	(18,348,556)	(18,348,556)
- Purchase of vessels	-	-	-
Balance, December 31, 2011	326,449,124	(89,385,246)	237,063,878

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - Continued

During 2009, the Company acquired M/V "Monica P", M/V "Eleni P" and M/V "Pantelis" for an aggregate purchase price plus costs required to make the vessels available for use of $64,046,437.  During 2010, the Company acquired M/V "Aggeliki P" for a purchase price plus costs required to make the vessel available for use of $16,121,360. There were no purchases of vessels during 2011.

In November 2009, the Company decided to dispose of two of its vessels, M/V "Artemis" and M/V "Gregos," which were sold in December 2009 for a gross price of $3,162,786 and $7,900,000, respectively. After sales commissions of 2% and 3%, respectively, and other sales expenses the Company recorded a loss of $8,959,321 from the sale of the two vessels. There were no sales of vessels in 2010 or 2011.

5.	Deferred Charges, net

"Deferred charges, net" consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses related to the filing of the Company's shelf registration which will be charged against the proceeds of an offering of the Company's securities or will be expensed at the end of the years of validity of the shelf registration if it will have not been used for any securities offering.

	2009	2010	2011
Balance, beginning of year	373,702	327,694	599,374
Additions, loan arrangement fees	208,000	380,249	-
Additions, deferred offering expenses	297,008	-	243,392
Amortization of loan arrangement fees	(110,504)	(108,569)	(144,815)
Deferred offering expenses reclassified to paid-in capital	(440,513)	-	-
Balance, end of year	327,694	599,374	697,951

The additions of $208,000 in 2009 consisted of loan arrangement fees for the loans of M/V "Monica P", M/V "Eleni P" and M/V "Pantelis". The additions of $380,249 in 2010 consisted of loan arrangement fees for the loans of M/V "Maersk Noumea" and M/V "Aggeliki P". During the year 2011 there were no additions of loan arrangement fees.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses account consisted of:

	As of December 31, 2010	As of December 31, 2011

Accrued payroll expenses	255,194	308,380
Accrued interest	149,740	115,682
Accrued general and administrative expenses	400,172	441,876
Accrued commissions	102,921	84,724
Other accrued expenses	1,304,374	708,932
Total	2,212,401	1,659,594

7.	Fair Value of Above or Below Market Time Charters Acquired

M/V "Marinos" was acquired on November 15, 2006 with an outstanding time charter terminating on July 21, 2009 with a charter rate of $26,650 per day.  This charter rate was above the market rates for equivalent time charters prevailing at the time.  The present value of the above the market charter was estimated by the Company at $7,923,480, and was recorded as an asset in the "Consolidated balance sheets."  This amount was amortized over the duration of the charter. For the years ended December 31, 2009, 2010 and 2011, voyage revenue included a reduction of $1,653,422, $0 and $0, respectively, as amortization of the above market rate charter for M/V "Marinos". There was no unamortized above market rate charter for M/V "Marinos" as of December 31, 2010 and 2011.
.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

7.	Fair Value of Above or Below Market Time Charters Acquired - continued

M/V "Tiger Bridge" was acquired on October 4, 2007 with an outstanding time charter terminating on August 4, 2009 with a charter rate of $16,500 per day.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter was estimated by the Company at $2,263,924, and was recorded as a liability in the "Consolidated balance sheets".  This amount was amortized over the duration of the charter. Voyage revenues included $738,965, $0 and $0 as amortization of the below-market rate charter for M/V "Tiger Bridge" for the years ended December 31, 2009, 2010 and 2011, respectively. There was no unamortized below market rate charter as of December 31, 2010 and 2011.

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day, respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability in the "Consolidated balance sheets". This amount was amortized over the duration of the charter. Thus, voyage revenue included $4,541,219 as amortization of the below-market rate charter for M/V "Maersk Noumea" for the year ended December 31, 2009. For the years ended on December 31, 2010 and 2011, voyage revenue included $2,106,416 and $1,318,211, respectively, as amortization of the below-market rate charter for M/V "Maersk Noumea". The unamortized below market rate charter was and $1,318,211 as of December 31, 2010 and was recorded as a liability in the "Consolidated balance sheets". There was no remaining unamortized below market rate charter as of December 31, 2011.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with Eurobulk Ltd. ("Management Company"), which is controlled by members of the Pittas family, whereby the Management Company provided technical and commercial vessel management for a fixed daily fee of an average of Euro 655 for 2009, Euro 665 for 2010 and Euro 700 for 2011 under the Company's Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $5,074,297, $4,892,006 and $5,810,095 in 2009, 2010 and 2011, respectively.

These agreements were renewed on January 31, 2005 and amended in August and October 2006, February 2008 and February 2011 with an initial term of five years and will automatically be extended after the initial term until terminated by the parties.  An annual adjustment of the management fee due to inflation as provided under the management agreement takes effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's Master Management Agreement with Eurobulk - effective as of January 1, 2011 and with an initial term of five years until January 1, 2016 – was amended and renewed for five years on February 4, 2011 with effect from January 1, 2011.  The amended and restated Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each shipowning company has signed – and each future shipowning company when a vessel is acquired will sign - with Eurobulk a management agreement with the rate and term of these agreements set in the Master Management Agreement as in effect since January 1, 2011. The new agreement was further amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"). The management fee was adjusted for inflation and agreed at 700 Euros per vessel per day for 2011 taking effect on January 1, 2011. Starting January 1, 2012, Euroseas will pay to Eurobulk a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay up, after adjusting for inflation and taking into account a 5% volume discount as the number of vessels wholly or partly owned by Euroseas and managed by Eurobulk has been in excess of 20. In absence of the "volume discount", the daily management fee is 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay up. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".

In addition to the vessel management services, Eurobulk provides management services for the Company's needs as a public company. In 2009, compensation for such services to the Company as a public company was $1,150,000. This fee was adjusted for inflation and agreed at $1,165,000 for 2010 and at $1,225,000 for 2011. Starting January 1, 2012, this fee was agreed at $1,850,000 to account for increased administration expenses and adjustment for inflation. These amounts are recorded in "Other general and administrative expenses" under "Operating expenses".

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2011, the amount due from related companies was $208,704, while as of December 31, 2010, there was an amount due to related companies of $1,594,773. Based on the Master Management Agreement between Euroseas Ltd. and Euroseas' shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter's operating expenses, expected drydock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to Eurobulk Ltd.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for vessel sales for the year ended December 31, 2008 of $62,490 were recorded for the sale of M/V "Nikolaos P" and M/V "Ioanna P" as the two vessels were held for sale; these commission expenses were paid to Eurochart in 2009 along with additional commission expenses of $110,628 for the sale of M/V "Artemis" and M/V "Gregos" for a total of $173,118. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $766,879, $612,998 and $766,304 in 2009, 2010 and 2011, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent More Maritime Agencies Inc. ("More"). In 2010 "More" was replaced by Technomar Crew Management Services Corp ("Technomar"), a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. The shareholders' percentage participation in Sentinel and More joint ventures in 2009 was 86.8% and 88.8% respectively, while in 2010, ownership in Sentinel was 86.8% and  in Technomar 43%. In 2011 ownership in Sentinel was 86.8% and in Technomar 45%.  Sentinel is paid a commission on premium not exceeding 5%; More or Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and More or Technomar were $180,198 and $162,197 in 2009, $197,921 and $219,602 in 2010 and $173,717 and $219,014 in 2011, respectively.  These amounts are recorded in "Vessel operating expenses" under "Operating expenses".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2010	December 31, 2011
Alterwall Business Inc./ Allendale Investments S.A	(a)	1,900,000	-
Xenia International Corp	(b)	3,480,000	2,420,000
Prospero Maritime Inc.	(c)	7,975,000	6,325,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(d)	8,000,000	7,000,000
Manolis Shipping Ltd.	(e)	7,760,000	7,120,000
Trust Navigation Corp. / Tiger Navigation Co.	(f)	2,400,000	2,200,000
Saf-Concord Shipping Ltd.	(g)	8,250,000	7,250,000
Eleni Shipping Ltd.	(h)	9,400,000	8,400,000
Pantelis Shipping Corp.	(i)	10,720,000	9,600,000
Aggeliki Shipping Ltd.	(j)	8,500,000	7,288,000
Noumea Shipping Ltd.	(k)	20,000,000	17,310,000
		88,385,000	74,913,000
Less: Current portion		(13,472,000)	(13,332,000)
Long-term portion		$74,913,000	$61,581,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2012	13,332,000
2013	20,937,000
2014	16,312,000
2015	11,412,000
2016	8,920,000
Thereafter	4,000,000
Total	$74,913,000

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(a)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they are jointly and severally liable.  The loan is payable in twenty-four unequal consecutive quarterly installments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final installment due in May 2011.  The interest is based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V "Ninos" and M/V "Kuo Hsiung" and plus 1.375% if the outstanding loan amount is above 60% of the FMV of such vessels. Other covenants and guarantees are similar to the rest of the loans of the Company. This loan was paid in full as of May 2011.

(b)
This is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V "Anking", (ii) first assignment of earnings and insurance of M/V "Anking", (iii) a corporate guarantee of Euroseas Ltd., and (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility. Other covenants and guarantees are similar to the rest of the loans of the Company.

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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(d)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V "Gregos", became a guarantor to the loan in March 2007. Diana Shipping Ltd, owner of M/V "Irini" is a guarantor to this loan. After M/V Gregos was sold in December 2009, a cash collateral of $2,000,000 has been maintained with the bank in lieu of any repayment because of the sale. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which was due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V "Marinos", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V "Irini". Other covenants and guarantees are similar to the rest of the loans of the Company.

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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(f)
This loan is a $15,000,000 loan drawn by Trust Navigation Corp. on November 1, 2007. The M/V "Ioanna P" secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Trust Corp., one of the Company's subsidiaries and the owner of M/V "Tiger Bridge".  On such date, Tiger Navigation Trust Corp. also granted the lender a first priority mortgage over M/V "Tiger Bridge" to secure the loan and its guarantee.  In August 2009, an additional guarantee was provided by the Company's wholly owned subsidiary, SAF-Concord Shipping Ltd., owner of M/V "Monica P" in order to ensure compliance with the hull cover ratio covenant (a similar guarantee was provided by SAF-Concord Shipping Ltd. to the loan drawn by Manolis Shipping Ltd. – see (e) above). On such date, SAF-Concord Shipping Ltd. also granted the lender a second priority mortgage over M/V "Monica" to secure the loan and its guarantee.  In August 2010, the guarantee provided by SAF-Concord Shipping Ltd. expired and was not renewed.  The loan is payable in four consecutive quarterly installments of $1,850,000 each, the first of which was due in February 2008, followed by four consecutive quarterly installments of $750,000 each, followed by four consecutive quarterly installments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly installment in November 2010. The interest is based on LIBOR plus a margin of 0.90%. On October 29, 2010, Tiger Navigation Trust Corp. agreed to re-financed the balloon payment of $2,400,000 to be paid in ten consecutive quarterly installments of $50,000 each plus a balloon payment of $1,900,000 payable with the final instalment in April 2013. The interest rate is based on LIBOR plus 3.75%. The loan is secured with the following: (i) first priority mortgage over M/V "Tiger Bridge", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

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

(h)
This loan is a $10,000,000 loan drawn by Eleni Shipping Ltd. on April 30, 2009. The loan is payable in 10 consecutive semi-annual installments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last installment in April 2014. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment. The loan is secured with the following: (i) first priority mortgage over M/V "Eleni P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Eleni Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(i)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan is payable in 32 consecutive quarterly installments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last installment in December 2017. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(j)
This loan is a $8,500,000 loan drawn by Aggeliki Shipping Ltd. on November 5, 2010. The loan is payable in 20 equal consecutive quarterly installments of $303,000 each, with a $2.44 million balloon payment to be paid together with the last installment in November 2015. The margin of the loan is 2.85% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Aggeliki P.", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

(k)
This loan is a $20,000,000 loan drawn by Noumea Shipping Ltd. on December 28, 2010. The loan consists of two tranches: Tranche A of $15,000,000 payable in 12 equal consecutive six-monthly installments of $720,000 each with a $6.36 million balloon payment to be paid together with the last installment in December 2016; and, Tranche B of $5,000,000 payable in 8 equal consecutive six-monthly installments of $625,000 each running in parallel with Tranche A. The margin of both tranches is 2.65% above LIBOR, however, if the collateral vessel, M/V "Maersk Noumea", does not have a charter, the margin of Tranche B becomes 4% above LIBOR and any balance remaining thereof, to be repaid not later that the original Tranche B Maturity, as an Interim Balloon.   The loan is secured with the following: (i) first priority mortgage over M/V "Maersk Noumea", (ii) second priority mortgage over M/V "Aristides N.P.", (iii) first assignment of earnings and insurance, (iv) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,776,714 and $5,670,111 as of December 31, 2010 and 2011, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2011, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2009, 2010 and 2011 amounted to $1,327,133, $1,389,647 and $2,046,420, respectively.  At December 31, 2011, LIBOR for the Company's loans was on average approximately 0.29% per year, the average interest rate margin over LIBOR on our debt was approximately 2.00% per year for a total average interest rate of approximately 2.29% per year.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

10.           Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in "Vessel operating expenses" in the accompanying "Consolidated statements of operations."

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the Company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". The management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2009, 2010 and 2011 and thereafter, but no assurance can be given that this will remain so, since continued compliance with this rule is subject to factors outside the Company's control.

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
(c)
Future minimum long-term time charter revenue net of commissions, based on non-cancelable time charter contracts as of December 31, 2011 will be $26.7 million for 2012 and $10.5 million for 2013 assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional offhire day per quarter to account for any unscheduled off-hire time.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

a)
On February 7, 2008, an award of 150,000 unvested restricted shares under the 2007 Plan was made to 12 key persons of which 50% vested on August 7, 2008 and the remaining 50% vested on August 7, 2009; awards to officers and directors amounted to 95,000 shares and the remaining 55,000 shares were awarded to employees of Eurobulk; of the latter, 5,000 shares were forfeited.

b)
On November 12, 2008, an award of 160,000 unvested restricted shares under the 2007 Plan was made to the same 12 and an additional two (a total of 14) key persons of which 50% vested on November 16, 2009 and 50% on November 16, 2010; awards to officers and directors amounted to 100,000 shares and the remaining 60,000 shares were awarded to employees of Eurobulk; of the latter, 20,000 shares were forfeited.

c)
On November 4, 2009, an award of 165,000 unvested restricted shares under the 2007 Plan was made to 14 key persons of which 50% vested on July 1, 2010 and 50% vested on July 1, 2011; awards to officers and directors amounted to 100,000 shares and the remaining 65,000 shares were awarded to employees of Eurobulk.

d)
On November 4, 2010, an award of 165,000 unvested restricted shares, 15,000 shares under the 2007 Plan and 150,000 shares under the 2010 Plan, was made to 14 key persons of which 50% vested on November 16, 2011 and 50% will vest on November 16, 2012; awards to officers and directors amounted to 100,000 shares and the remaining 65,000 shares were awarded to employees of Eurobulk.

e)
On November 4, 2011 an award of 290,000 unvested restricted shares under the 2010 Plan, was made to 17 key persons of which 50% will vest on July 1, 2012 and 50% on July 1, 2013; awards to officers and directors amounted to 164,000 shares and the remaining 126,000 shares were awarded to employees of Eurobulk.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2010 and 2011 the unvested restricted shares accrued dividends of $32,175 and $47,525, respectively. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The Company estimates the forfeitures of unvested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $820,189, $696,117 and $568,488 for the years ended December 31, 2009, 2010 and 2011, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's unvested shares as of December 31, 2011 and changes during the years ended December 31, 2009, 2010 and 2011, are presented below:

Unvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Unvested on January 1, 2009	235,000	$1,465,000
Granted	165,000	$658,350
Vested	(140,000)	$(1,050,000)
Forfeited	(25,000)	$(135,000)
Unvested on December 31, 2009	235,000	$938,350
Granted	165,000	$679,800
Vested	(152,500)	$(609,175)
Forfeited	-	-
Unvested on December 31, 2010	247,500	$1,008,975
Granted	290,000	$910,600
Vested	(165,000)	$(669,075)
Forfeited	-	-
Unvested on December 31, 2011	372,500	$1,250,500

As of December 31, 2011, there was $977,516 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Plan based on the closing stock price of $2.35 on December 31, 2011 used for the valuation of the shares awarded to non-employees. That cost is expected to be recognized over a weighted-average period of 0.78 years. The total fair value of shares vested during the year ended December 31, 2009 was $716,974 and the recognized portion of the unvested shares was $103,215. The total fair value of shares vested during the year ended December 31, 2010 was $505,585 and the recognized portion of the unvested shares was $190,532. The total fair value of shares vested during the year ended December 31, 2011 was $446,694 and the recognized portion of the unvested shares was $121,794.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2009	2010	2011
Income:
Net income / (loss)	(15,627,504)	(6,605,850)	1,115,989
Basic earnings per share:
Weighted average common shares – Outstanding	30,648,991	30,900,122	31,054,197
Basic earnings / (loss) per share	(0.51)	(0.21)	0.04
Effect of dilutive securities
Unvested incentive stock awards	-	-	50,495
Weighted average common shares – Outstanding	30,648,991	30,900,122	31,104,692
Diluted earnings / (loss) per share	(0.51)	(0.21)	0.04

 During 2009 and 2010, the effect of the unvested stock awards was anti-dilutive.

In 2009, 2010 and 2011, the Company declared dividends of $10,779,609 ($0.35 per share), $6,848,536 ($0.22 per share) and $8,457,722 ($0.27 per share), respectively.

The Company initiated a continuous offering equity program on September 8, 2009 under which it may sell from time to time shares of common stock. During September 2009 the Company sold under this program 134,100 shares at an average price of $4.94 per share resulting in net sales proceeds of $649,265 after commissions of $13,251. The Company recorded a $4,023 increase in share capital and $204,732 increase in paid-in capital after accounting for offering expenses of $440,513. This program was terminated as of January 16, 2010.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

14.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2009	2010	2011
Voyage expense
Port charges and canal dues	816,222	578,520	304,951
Laid-up vessel re-activation costs	-	565,653	-
Bunkers	694,329	452,396	472,951
Total	1,510,551	1,596,569	777,902

Vessel operating expenses
Crew wages and related costs	10,349,699	12,144,125	14,137,227
Insurance	2,866,665	2,521,256	2,691,918
Repairs and maintenance	390,759	524,026	601,254
Lubricants	2,290,034	2,187,351	2,712,901
Spares and consumable stores	3,418,607	3,252,381	4,590,835
Professional and legal fees	88,630	113,202	111,043
Other	4,269,086	764,851	1,404,161
Total	23,673,480	21,507,192	26,249,339

Commission consisted of commissions charged by:

	Year ended December 31,
	2009	2010	2011
Third parties	1,666,897	1,331,475	2,428,373
Related parties (see Note 8)	766,879	612,998	766,304
	2,433,776	1,944,473	3,194,677,

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, interest rate swaps, FFA contracts and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, FFA contracts and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 16) do not qualify for accounting purposes as fair value hedges, under guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Consolidated statements of operations." As of December 31, 2011, the Company had three open swap contracts for a notional amount of $60.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2011, there were no customers with trade accounts receivable accounting for more than 10% of the customer's 2011 hire revenues.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

Forward freight agreements ("FFA")

The Company trades in the FFA market with an objective to utilize the FFAs as economic hedging instruments that are effective at reducing the market risk of specific drybulk vessels. The Company does not trade FFAs speculatively. FFA trading generally has not qualified as hedge accounting and as such the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis.  As of December 31, 2009, the Company had eleven open FFAs amounting to 905 vessel-days in 2010 on the Baltic Panamax Index, the equivalent capacity of approximately 2.5 modern panamax –size drybulk carriers. Since December 2008, the Company has sold a total of 765 days for 2009 (all of which settled during 2009) and 1145 days for 2010 and bought 240 days for 2010 (see Note 16). In 2010, the Company bought a "put" option contract on the BPI for 360 days with $16,500 per day striking price and sold a "call" option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. None of the "mark-to-market" positions of the open FFA contracts qualified for hedge accounting treatment. As of December 31, 2011, there were no FFA contracts or option contracts outstanding.

Fair value of financial instruments

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2010 and December 31, 2011 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$27,473	$27,473	-	-
Derivatives, long-term	-	-	-	-

Liabilities
Derivatives, current and long-term portion	-	-	$3,451,497	-

	Fair Value Measurement at Reporting Date Using
	Total, December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trading securities	$263,223	$263,223	-	-
Derivatives, current	$574,336	$574,336	-	-

Liabilities
Derivatives, current and long-term portion	$3,374,980	-	$3,374,980	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments

The derivative losses for the period ended December 31, 2009, 2010 and 2011 arose from three interest rate swap contracts entered into in July 2008, 2009 and 2011 and a number of FFA contracts entered in December 2008, throughout 2009 and in July 2010 that did not meet the criteria for hedge accounting.

Interest rate swaps

Effective July 14, 2008, July 8, 2009 and January 21, 2011, respectively, the Company entered into three interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million for the first two contracts and $10.0 million for the last contract, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 3.99%, 2.88% and 2.29% on the three respective swaps based on the relevant notional amount; all contracts are net settled between Eurobank and the Company. The swaps are effective for five years from July 14, 2008 to July 14, 2013, from July 8, 2009 to July 8, 2014 and from January 21 2011 to January 21, 2016, respectively. The interest rate swaps did not qualify for hedge accounting as of December 31, 2010 and 2011.

The Company follows guidance relating to "Fair Value measurements" to calculate the fair value of the swaps (see Note 15).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
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

In 2010, the Company bought a "put" option contract on the BPI for 360 days with $16,500 per day striking price and sold a "call" option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. Options FFA contracts require an initial premium to be paid (if bought) or received (if sold) and are settled monthly like regular FFA contracts provided they are "in-the-money". If Company sells an options contract it previously bought (or the opposite) the Company will record a profit or loss on the sale depending on whether the premium it received is higher than the premium it paid. During the year 2011 the Company closed the "put" and the call "options" resulting in a net gain on FFA contracts of $336,552.

The FFA contracts did not qualify for hedge accounting as of December 31, 2010 and December 31, 2011, respectively. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA contracts (see Note 15).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2010	December 31, 2011
FFA contracts	Current assets - Derivatives	574,336	-
Total derivative assets		574,336	-

Interest rate contracts	Current liabilities - Derivatives	1,837,924	1,907,088
Total derivative current liabilities		1,837,924	1,907,088
Interest rate contracts	Long-term liabilities - Derivatives	1,537,056	1,544,409
Total derivative long-term liabilities		1,537,056	1,544,409
Total derivative liabilities		3,374,980	3,451,497

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
FFA contracts – Fair value	Change in fair value of derivatives	(7,902,036)	9,692,455	(574,336)
FFA contracts - Realized loss	Change in fair value of derivatives	(7,474,279)	(10,875,776)	910,088
Interest rate – Fair value	Change in fair value of derivatives	275,117	(1,468,650)	(76,516)
Interest rate contracts - Realized loss	Change in fair value of derivatives	(677,011)	(1,569,846)	(1,758,158)
Total loss on derivatives		(15,778,209)	(4,221,817)	(1,498,122)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

17.	Investment in Joint Venture

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each,  for a total of $175 million.    Management of the vessels and various administrative services pertaining to the vessels are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2011. These amounts are recorded in "Related party revenue" under "Revenues".

As of December 31, 2010, the Company contributed $15.0 million of the $25.0 million initially committed and it may further invest an additional $10.0 million. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, it is considered to have significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture".  The Company's share of the results of operations of the Joint Venture in 2010 amounted to a loss of ($538,833) and for the year 2011 a loss of ($2,415).  The Company's investment in the Joint Venture is recorded in the "Consolidated balance sheets" at its book value which was $14,461,167 and $14,458,762 as of December 31, 2010 and 2011, respectively.

Summarized financial information for the Joint Venture is as follows:

	2009	2010	2011

Current assets	-	7,432,566	7,732,697
Long-term assets	-	167,386,946	217,878,004
Current liabilities	-	8,002,899	16,908,232
Long-term liabilities	-	65,834,481	107,737,239
Members' equity	-	105,750,000	105,750,000
Voyage revenue	-	4,479,908	29,233,585
Net revenue	-	4,367,197	28,107,669
Operating income / (loss)	-	(3,388,490)	6,357,218
Net loss	-	(4,017,868)	(16,902)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Years ended December 31, 2009, 2010 and 2011
(All amounts expressed in U.S. Dollars)

18.	Charter Termination Fees and Other Income

Income of $103,577 in 2009 represent fees received for the early termination of the charter of M/V "Aristides N.P.". Income of $2,352,946 in 2010 and $735,707 in 2011 represents insurance proceeds consisting primarily of loss of hire insurance for the period M/V "Eleni P" was hijacked and unable to trade. The Company books such proceeds as other operating income when there is confirmation that its claim is accepted.

19.           Subsequent Events

a)
On February 9, 2012, the Board of Directors declared a cash dividend of $0.05 per Euroseas Ltd. common share.  Such cash dividend was paid on March 6, 2012 to the holders of record of Euroseas Ltd. common shares as of March 2, 2012.

b)
On February 29,, 2012, Emmentaly Business Inc., owner of the 33,667 DWT / 1,932 TEU container carrier M/V "Jonathan P", entered into a Memorandum of Agreement with Silvia Shiptrade (S) PTE Ltd. for the sale of the M/V "Jonathan P". The selling price was agreed at approximately $4.4 million resulting in a loss on sale of approximately $8.6 million, or $0.27 per share. The vessel was delivered to her new owners on March 16, 2012.

c)
On April 26, 2012, the Company amended the operating agreement of Euromar LLC, the Joint Venture, to extend the commitment period an additional year to March 25, 2013 and increase the maximum capital contributions owed by all members of Euromar LLC by $70 million to $245 million, of which  the Company has committed an additional $10.0 million for a total of $35 million.