Form 20-F/A
period 2011-12-31
EUROSEAS LTD.
filed 2012-05-29
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F/A
_________________
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[x]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________________ to __________________

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

[  ] Yes     [  ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	Accelerated filer	Non-accelerated filer
[ ]	[x]	[ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[x]	U.S. GAAP

[ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board.

[ ]	Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

[ ] Item 17 [ ] Item 18

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

[ ] Yes [ ] No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2011, originally filed with the Securities and Exchange Commission on April 27, 2012 (the "2011 Form 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2011 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2011 Form 20-F, or reflect any events that have occurred after the 2011 Form 20-F was originally filed.

Users of this data are advised that pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

PART III

Item 19. Exhibits

Exhibit Number	Description

101
The following financial information from the Annual Report on Form 20-F of Euroseas Ltd. for the fiscal year ended December 31, 2011, filed with the SEC on April 27, 2012, formatted in Extensible Business Reporting Language (XBRL):
(1) Consolidated Balance Sheets as of December 31, 2010 and 2011;
(2) Consolidated Statements of Operations for the Years Ended December 31, 2009, 2010 and 2011;
(3) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2009, 2010 and 2011;
(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2010 and 2011; and
(5) Notes to Consolidated Financial Statements, tagged as blocks of text.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign on its behalf.

EUROSEAS LTD.
(Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO
Date: May 29, 2012