Form 20-F
period 2012-12-31
EUROSEAS LTD.
filed 2013-04-30
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________

_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended	December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-33283

EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 25 Maroussi Greece
(Address of principal executive offices)
Tasos Aslidis, Tel: (908) 301-9091, euroseas@euroseas.gr, Euroseas Ltd. c/o Tasos Aslidis, 11 Canterbury Lane, Watchung, NJ 07069
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
45,319,605 common shares, $0.03 par value

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

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

☐Yes ☐ No

TABLE OF CONTENTS
 Page

Forward-Looking Statements	1

Part I

Part II

Part III

Item 17.	Financial Statements	92
Item 18.	Financial Statements	92
Item 19.	Exhibits	92

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

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five year period ended December 31, 2012. The table should be read together with "Item 5. Operating and Financial Review and Prospects." The selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of (loss)/income, shareholders' equity and cash flows for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheets at December 31, 2011 and 2012, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials
	Year Ended December 31,
	2008	2009	2010	2011	2012
Income Statement Data
Voyage revenues	132,243,918	66,215,669	54,422,489	64,129,511	54,921,697
Related party revenue	-	-	-	240,000	240,000
Commissions	(5,940,460)	(2.433.776)	(1,944,473)	(2,972,967)	(2,673,703)
Net revenue	126,303,458	63,781,893	52,478,016	61,396,544	52,487,994
Voyage expenses	(3,092,323)	(1,510,551)	(1,596,569)	(777,902)	(1,329,668)
Vessel operating expenses	(27,521,194)	(23,763,480)	(21,507,192)	(26,249,339)	(25,075,139)
Drydocking expenses	(6,129,257)	(1,912,474)	(6,537,733)	(3,148,111)	(1,616,425)
Vessel depreciation (1)	(28,284,752)	(19,092,384)	(17,979,750)	(18,348,556)	(17,385,608)
Management fees	(5,387,415)	(5,074,297)	(4,892,006)	(5,810,095)	(4,984,098)
Other general and administration expenses	(4,057,736)	(3,640,534)	(3,026,941)	(2,986,507)	(3,661,426)
Impairment loss	(25,113,364)	-	-	-	-
Net loss on sale of vessels	-	(8,959,321)	-	-	(8,568,234)
Other operating income	-	-	2,352,946	735,707	254,604
Operating income / (loss)	26,717,417	22,429	(709,229)	4,811,741	(9,878,000)
Interest and other financing costs	(2,930,737)	(1,437,637)	(1,498,216)	(2,191,235)	(1,977,226)
Interest income	3,168,501	1,123,317	538,820	248,892	484,886
Equity loss in joint venture	-	-	(538,833)	(2,415)	(1,219,692)
Other loss	(5,464,271)	(15,335,613)	(4,398,392)	(1,750,994)	(608,709)
Net income / (loss)	21,490,910	(15,627,504)	(6,605,850)	1,115,989	(13,198,741)
Balance Sheet Data
Current assets	92,538,220	58,933,240	46,404,826	38,877,587	45,070,412
Vessels, net	231,963,606	257,270,824	255,412,434	237,063,878	206,934,746
Deferred assets and other long term assets	8,716,960	7,214,230	5,399,374	5,747,951	9,318,578
Investment in joint venture	-	-	14,461,167	14,458,752	16,989,061
Total assets	333.218,786	323,418,294	321,677,801	296,148,168	278,312,797
Current liabilities including current portion of long term debt	21,417,515	30,443,552	25,214,542	21,101,011	22,367,521
Long term debt, including current portion	56,015,000	71,515,000	88,385,000	74,913,000	61,581,000
Total liabilities	76,387,354	91,965,031	102,982,809	84,226,420	68,686,651
Common shares outstanding	30,575,611	30,849,711	31,002,211	31,167,211	45,319,605
Share capital	917,269	925,492	930,067	935,017	1,359,586
Total shareholders' equity	256,831,432	231,453,263	218,694,992	211,921,748	209,626,146
Other Financial Data
Net cash provided by operating activities	74,283,741	7,837,660	12,748,989	17,317,673	8,513,106
Net cash provided by / (used in) investing activities	(46,145,503)	(45,598,765)	(29,206,844)	1,896,435	(3,505,057)
Net cash (used in) / provided by financing activities	(58,422,367)	4,894,463	9,746,824	(22,282,763)	(2,837,952)

	Euroseas Ltd. – Summary of Selected Historical Financials (continued)
Earnings / (loss) per share, basic and diluted	0.69	(0.50)	(0.21)	0.04	(0.34)
Dividends declared	34,664,699	10,779,609	6,848,536	8,457,722	4,437,984
Cash dividends / return of capital, declared per common share	1.13	0.35	0.22	0.27	0.125
Weighted average number of shares outstanding during period, basic(4)	30,162,583	31,379,516	31,636,633	31,794,381	38,950,100
Weighted average number of shares outstanding during period, diluted(4)	31,232,581	31,379,516	31,636,633	31,846,080	38,950,100

	2008	2009	2010	2011	2012
Other Fleet Data (2)
Number of vessels	15.61	16.30	15.53	16.00	15.21
Calendar days	5,714	5,949	5,669	5,840	5,566
Available days	5,563	4,983	4,953	5,700	5,521
Voyage days	5,451	4,724	4,914	5,497	5,280
Utilization Rate (percent)	98.0%	94.8%	99.2%	96.4%	95.6%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	23,695	13,698	11,201	11,525	10,155
Vessel Operating Expenses	4,816	3,979	3,794	4,495	4,507
Management Fees	943	853	863	995	895
G&A Expenses	710	612	534	511	657
Total Operating Expenses excluding drydocking expenses	6,469	5,444	5,191	6,001	6,058
Drydocking expenses	1,073	321	1,153	539	290

(1) In November 2008, the estimated useful life of the containerships and multipurpose vessels was increased from 25 years to 30 years in line with industry practice and in consideration of the intended use of such vessels. In addition, the estimated scrap value of the vessels was reduced from $300 to $250 per light ton to better reflect market price developments in the scrap metal market. The effect of these changes was to reduce 2008 depreciation expenses by $0.8 million or $0.03 per share and increase 2008 net income by the same amount. In addition, these changes decreased net loss for year ended December 31, 2009 by $6.4 million, or $0.21 per share, for the years ended December 31, 2010, 2011 by $5.0 million, or $0.16 per share, and for the year 2012 by $1.7 million, or $0.05 per share.

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

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	2008	2009	2010	2011	2012
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	132,243,918	66,215,669	54,422,489	64,129,511	54,921,697
Loss of hire insurance income (*)	-	-	2,214,179	-	-
Voyage expenses	(3,092,323)	(1,510,551)	(1,596,569)	(777,902)	(1,329,668)
Time Charter Equivalent or TCE Revenues	129,151,595	64,705,118	55,040,099	63,351,609	53,592,029
Voyage days(1)	5,451	4,724	4,914	5,497	5,280
Average TCE rate(*)	23,695	13,698	11,201	11,525	10,155

(*) Average TCE calculation for 2010 takes into account loss of hire insurance receipts for the period our vessel "Eleni P" was hijacked and held off the coast of Somalia. The loss of hire receipts are not included in "Voyage revenues" but rather in "Operating expenses" in the "Consolidated statement of operations". The period of hijacking (about 214 days) is included in "Voyage days".

(4) In June, 2012 the Company completed a shareholders' rights offering at a price of $1.10 per share for 13,852,094 shares of common stock. The weighted average number of shares as well as the earnings / losses per share shown above have been adjusted retroactively to give effect to the shares associated with this rights offering.

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

Charter rates for the international drybulk shipping industry reached record highs in the first eight months of 2008; however, in September 2008, drybulk charter rates fell dramatically as a result of the worldwide credit crunch and financial crisis.  The Baltic Dry Index, or BDI, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. During 2009, the BDI increased from a low of 772 in January 2009 to a high of 4,661 in November 2009. In 2010, the BDI increased from 3,140 in January 2010 to a high of 4,209 in May 2010 and subsequently decreased to a low of 1,700 in July 2010. During 2011, BDI ranged from a minimum of 1,043 to a maximum of 2,173 and closed the year at 1,738 as of December 31, 2011. During 2012, the BDI has continued its volatility, falling as low as 647, then gradually rising to 1162 in July 2012 before declining again, finally closing the year at 699. During the beginning of 2013 to the period to April 25, BDI ranged from 698 to 935 closing the period at 871. The decline and volatility in dry bulk charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments (e.g. late 2008 and early 2009), trade disruptions caused by natural disasters (e.g. 2010), and increased newbuilding deliveries, especially in the Capesize segment. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially, given the large number of scheduled newbuilding deliveries.

Containership rates also dropped precipitously during the fourth quarter of 2008.   Containership rates declined to historically low levels and stayed at such levels for all of 2009.  During the first quarter of 2010, rates for medium and large size containerships (i.e. vessels larger than 3,000 teu) started recovering and approached pre-crisis levels, followed by a recovery of rates for smaller containerships, a class size that includes all of our containerships, though that recovery was limited and rates for smaller containerships did not approach pre-crisis levels. Containership rate recovery has continued until throughout 2010 and the beginning of 2011 (with an exception of a decline during December 2010) peaking in during April 2011. During the remainder of 2011, rates declined again finishing the year about 26% below their level as of December 31, 2010. During 2012 and the first 3½ months of 2013 rates remained depressed at same low levels as of the end of 2011.

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

The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order recently reached historic highs and remains high by historical standards. The drybulk vessel newbuilding deliveries peaked during 2012 despite a number of order cancellations and delivery delays and continue high in 2013. The containership newbuildings are also expected to continue being delivered in significant numbers over the next couple of years, although at a lower rate than in 2011. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet has increased by 8.4% during 2011 and by 6.1% during 2012 and is expected to grow by 11.3% during 2013 and 5.7% during 2014. For instance, given that as of April 1, 2013, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet was approximately 16.4 million teu with approximately 3.3 million teu, or, about 18% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2013, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 690.5 million dwt with another 127.3 million dwt, or, about 18% of the present fleet capacity was on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our drybulk carriers' and containerships' current charters, such as during 2013 or 2014 when the charters of our vessels are currently scheduled to expire, we may only be able to re-charter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all. Many of the containership charters we renewed or concluded during 2010, 2011 and 2012 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect the global container trade. Rates fell significantly, declining to below the late 2001 ten-year lows. In 2010 containership charter rates improved but remained below long-term averages, but that improvement was not sustainable and charter rates declined again in 2011 and remained low throughout 2012. The factors affecting the supply and demand for containerships and bulk carriers and supply and demand for products shipped in containers or bulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our loan agreements.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). During 2010, 2011, 2012 and, especially, 2013 year-to-date, fuel prices increased again approaching their 2008 levels and remained high fueled by political uncertainties in several parts of the world, and especially, the Middle East. Any increases in the price of fuel may adversely affect our profitability, especially if such increases are combined with lower drybulk and containership rates.

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

We may require substantial additional financing to fund acquisitions of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

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

Company Risk Factors

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board or "PCAOB" inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. The PCAOB conducted inspections in Greece in 2008 and evaluated our auditor's performance of audits of SEC registrants and our auditor's quality controls. Currently, however, the PCAOB is unable to conduct inspections in Greece until a cooperation agreement between the PCAOB and the Greek Accounting & Auditing Standards Oversight Board is reached. Accordingly, unlike for most U.S. public companies, should the PCAOB again wish to conduct an inspection it is currently prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections.

If we do not use our cash on hand to acquire vessels and expand our fleet, we may use it for general corporate purposes, which may result in lower earnings.

We intend to use our cash on hand to acquire additional vessels and expand our fleet. Our management will have the discretion to identify and acquire vessels. If our management is unable to identify and acquire vessels on terms acceptable to us, we may use our cash on hand for general corporate purposes. It may take a substantial period of time before we can locate and purchase suitable vessels. During this period, our cash on hand may be invested on a short-term basis and therefore may not yield returns at rates comparable to what a vessel might have earned.

We depend entirely on Eurobulk to manage and charter our fleet, which may adversely affect our operations if Eurobulk fails to perform its obligations.

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose Eurobulk's services or Eurobulk may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against Eurobulk if it defaults on its obligations to us, you will have no recourse against Eurobulk. Further, we will need to seek approval from our lenders to change Eurobulk as our ship manager.

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

As of April 25, 2013, Friends Investment Company Inc. owns approximately 43.8% of our outstanding shares of our common stock and unvested incentive award shares, which may limit other shareholders' ability to influence our actions.

As of April 25, 2013, Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 43.8% of the outstanding shares of our common stock and unvested incentive award shares. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

If our Euromar joint venture partners exercise their conversion rights, they may own a significant percentage of our stock and may have representatives on our Board of Directors, thus enabling them to influence our actions.

Our joint venture agreement, or the Joint Venture, to form Euromar LLC, a Marshall Islands limited liability company, or Euromar, includes the option by Eton Park Capital Management, L.P., or Eton Park, and an affiliate of Rhône Capital III L.P., or Rhône, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture on March 25, 2012, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity provided that the net asset value of each entity is positive.  Depending on the values of each entity at the time of conversion, our joint venture partners may end up owning a majority of our common shares.  In addition, depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased from 7 to up to a maximum of 11 directors for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares of the Company in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  As a result of the foregoing, upon exercise of their conversion rights Eton Park and Rhône may be able to influence our actions.

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

We may not be able to pay dividends.

We currently intend to pay quarterly dividends to holders of our common stock, when, as and if declared by our Board of Directors. Our last dividend of $0.015 per share was declared in February 2013 for the results of the fourth quarter of 2012.  However, we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2012, we had total bank debt of approximately $61.58 million. As of March 31, 2013, we had repaid $2.12 million of our total bank debt leaving us with total bank debt of $59.46 million. Our debt repayment schedule as of December 31, 2012 requires us to repay $28.80 million of debt during the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

As of April 25, 2013, all but one of the vessels in our fleet are employed under time charters with remaining terms ranging from less than one month to 11 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts or voyage charters represents approximately 60% of our vessel capacity in 2013.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. During parts of 2009 and 2010, three of our containerships were laid-up. All of our vessels are currently employed but we may be forced to lay up vessels if rates drop to very low levels for prolonged periods of time.  Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

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

The operation of containerships has certain unique risks. Containerships operate at higher speeds as compared to other ocean-going vessels in order to move cargoes around the world quickly and minimize delivery delays. These high speeds can result in greater impact in collisions and groundings resulting in more damage to the vessel when compared to vessels operating at lower speeds. In addition, due to the placement of the containers on a containership, there is a greater risk that containers carried on deck will be lost overboard if an accident does occur. Furthermore, with the highly varied cargo that can be carried on a single containership, there can be additional difficulties with any clean-up operation following an accident. Also, we may not be able to correctly control the contents and condition of cargoes within the containers which may give rise to events such as customer complaints, accidents on-board the ships or problems with authorities due to carriage of illegal cargoes. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and may face unexpected drydocking costs, which could affect our cash flow and financial condition.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel due to increased requirements for repairs and maintenance. As of April 25, 2013, the average age of our fleet was approximately 19.0 years. Thus, as our fleet ages, we will incur increased costs. In addition, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

As of April 25, 2013, the vessels in our current fleet had an average age of approximately 19.0 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our container vessels to be 30 years and for our drybulk vessels 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 25, 2013, the average age of the vessels in our current fleet was approximately 19.0 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers especially vulnerable to such attacks. The number of pirate attacks against vessels worldwide dropped slightly during 2011 and more notably during 2012.

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

If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, it could adversely affect our reputation and the market for our shares of common stock and its trading price.

From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism such as Cuba, Iran, Sudan and Syria. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  The United States government has recently lifted certain sanctions with respect to Libya and expanded existing sanctions with respect to Iran.

On February 25, 2011, an executive order titled Blocking Property and Prohibiting Certain Transactions Related to Libya, or the Libya Executive Order, was issued prohibiting U.S. persons from making or receiving contributions or provisions of funds, goods or services to or from certain entities and individuals whose property or interests in property are blocked by the Libya Executive Order. Entities and individuals with whom such transactions are specifically prohibited include, but are not limited to, certain members of the Gadhafi family, the Libyan government (including its senior officials, agencies, instrumentalities and controlled entities) and the Central Bank of Libya. However, following the United States' recognition on July 15, 2011 of the Transitional National Council of Libya (TNC) as the legitimate governing authority for Libya, OFAC issued a series of General Licenses which authorize all transactions involving the TNC and the Government of Libya, subject to certain limitations.  The names of persons who remain designated pursuant to the Libya Executive Order are published on the United States Specially Designated Nationals List.

With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actualknowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S.capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S.ports for up to two years.

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

During 2010, our containership, m/v Manolis P, made eight calls to Syria (Tartus and Latakia); under the terms of its time charter, the charterer employed the vessel in its liner service between Port Said, Mersin and Tartus or Latakia in Syria.  In all cases, the cargo involved was that of the charterer and the charterer's clients not of the Company. Each port call lasted 1-3 days.  During the period from the first call at Tartus in March 2010 to the last call at the same port in October 2010, the vessel earned about $1.2 million from its charter to Maersk Line which paid all port costs (total voyages expenses in the entire 2010 for m/v Manolis P were approximately $65,000). The amount of revenue earned by the Company with respect to the employment of  m/v Manolis P during this period, a portion of which can be attributed to its calls at Syrian ports, represented 2.2% of the total operating revenues of the Company of $54.4 million during 2010.  We consider these amounts to be immaterial to our results of operations both quantitatively and qualitatively. Additionally, we do not consider the investment risk to be material in qualitative terms because we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance.

However, we might not be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies do create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management's attention to these matters will have on our business.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but we incur approximately 36% of our vessel operating expenses, voyage expenses and drydocking expenses, all our vessel management fees, and, approximately 14%, in 2012 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2012, approximately 50% of our revenues derived from our top five charterers. During 2011 and 2010, approximately 55% and 71%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If management is unable to provide reports as to the effectiveness of our internal control over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this taxation could have a negative effect on our business and could result in decreased earnings available for distribution to our shareholders.

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

The market price of our common stock has dropped below $5.00 per share, and the last reported sale price on the NASDAQ Global Select Market on April 25, 2012 was $1.08 per share. If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 25, 2013, our fleet consisted of five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), nine containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,808 dwt and of the nine containerships is 240,687 dwt and 15,855 teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu. Three of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the three vessels (and of four additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased sixteen additional vessels since June 2005, of which we sold three in 2009 and one in 2012.

On August 25, 2005, we raised approximately $17.5 million in net proceeds from the private placement of our securities to a number of institutional and accredited investors, or the Private Placement. In the Private Placement, we issued 2,342,331 shares of common stock at a price of $9.00 per share (adjusted for the 1-for-3 reverse split of our common stock effected on October 6, 2006), as well as warrants to purchase an additional 585,589 shares of common stock. The warrants had a five year term and an exercise price of $10.80 per share (adjusted for the 1-for-3 reverse split of our common stock).

On February 5, 2007, we raised approximately $43.3 million in net proceeds from a follow-on common stock offering. On July 5, 2007, we raised approximately $73.0 million in net proceeds from a follow-on common stock offering.  On November 9, 2007, we raised approximately $93.6 million in net proceeds from a follow-on common stock offering.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.  On June 22, 2012, we raised approximately $14.9 million in net proceeds from a shareholders' rights offering of common stock.

Our shares originally traded on the OTCBB under the symbol ESEAF.OB until October 5, 2006 and EUSEF.OB from October 6, 2006 to January 30, 2007.  Our shares have traded on the NASDAQ Global Market under the symbol ESEA since January 31, 2007 and on the NASDAQ Global Select Market since January 1, 2008.

Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

B.	Business Overview

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports; and (iii) a multipurpose vessel that can carry either drybulk cargoes or containers.  Please see information in the section "Our Fleet", below. During 2008, 2009, 2010, 2011 and 2012 we had a fleet utilization of  98.0%, 94.8%, 99.2%, 96.4% and 95.6%, respectively, our vessels achieved daily time charter equivalent rates of $23,695, $13,698, $11,201, $11,525 and $10,155, respectively, and we generated revenues of $132.24 million, $66.22 million, $54.42 million, $64.13 million and $54.92 million, respectively.

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

Our Fleet

As of April 25, 2013, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC 'til Jan-14 + 1 Year in Charterers Option	$11,200 +50/50 Profit Share $14,200
ELENI P	Panamax	72,119		1997	Baumarine Pool	Spot Earnings since February 2013
IRINI	Panamax	69,734		1988	TC 'til Apr-13	$14,000
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til Feb-14	$7,500
MONICA P	Handymax	46,667		1998	TC 'til Sep-13	$12,375
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
ANKING (ex-TASMAN TRADER)	1	22,568	950	1990	Available	Available
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC 'til Jun-13	$15,750
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Nov-13 +12 months in Charterers Option	$6,000 $8,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'til Feb-14	$6,000
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Aug-13	$6,000
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Mar-14 +12 months in Charterers Option	$6,500 $11,500
MARINOS (ex-YM PORT KELANG, ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC 'till May -13	$6,000
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til May-13	$6,000
OEL BENGAL (ex-NINOS, ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC 'til May-13	$6,950
KUO HSIUNG	Feeder	18,154	1,169	1993	TC till May-13 + 6 months in Charterers Option	$6,725 $13,500
Total Container Carriers	9	240,687	15,855
Fleet Grand Total	15	595,063	16,805

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

We plan to expand our fleet by investing in vessels in the drybulk, containership and multipurpose markets by targeting primarily mid-age vessels at the time of purchase under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 25, 2013, all of our containerships and all of our bulkers are employed under time charters or pool agreements while our multipurpose vessel is available for chartering.

As of April 25, 2013, approximately 60% of our ship capacity days in 2013 accounting for fixed spot employment in the first and second quarter of the year, and approximately 3% of our ship capacity days in 2014, are under time charter contracts or committed to pooling arrangements under the minimum period of charter or pool commitment contracts.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011 and 2012, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2011	Carrying Value as of December 31, 2012
Dry Bulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$23.59 (1)	$21.97 (2)
ELENI P	72,119	Mar-2009	$14.91 (1)	$13.66 (2)
IRINI	69,734	Oct-2002	$3.33	$2.74
ARISTIDES N.P.	69,268	Sep-2006	$14.18 (1)	$12.31 (2)
MONICA P	46,667	Jan-2009	$14.74 (1)	$13.61 (2)
Total Dry Bulk Vessels	331,808		$70.75	$64.29
Multipurpose Dry Cargo Vessels	(dwt/teu)
ANKING	22,568 / 950	Apr-2006	$7.67 (1)	$7.06 (2)
Container Carriers	(teu)
MAERSK NOUMEA	2,556	May-2008	$45.06 (1)	$42.88 (2)
TIGER BRIDGE	2,228	Oct-2007	$17.61 (1)	$15.86 (2)
AGGELIKI P	2,008	Jun-2010	$14.93 (1)	$14.15 (2)
DESPINA P	1,932	Aug-2007	$13.11 (1)	$11.90 (2)
JONATHAN P	1,932	Aug-2007	$13.00 (1, 3)	-
CAPTAIN COSTAS	1,742	Jun-2007	$17.81 (1)	$16.31 (2)
MARINOS	1,599	Nov-2006	$13.12 (1)	$12.10 (2)
MANOLIS P	1,452	Apr-2007	$14.17 (1)	$13.23 (2)
NINOS	1,169	Feb-2001	$4.78 (1)	$4.40 (2)
KUO HSIUNG	1,169	May-2002	$5.05	$4.75 (2)
Total Container Carriers	15,855		$158.64	$142.64
Fleet Total			$237.06	$206.93

 (1)      Indicates container and drybulk vessels for which we believe, as of December 31, 2011, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2011. We believe that the aggregate carrying value of these vessels, assessed separately, of $228.7 million as of December 31, 2011 exceeds their aggregate basic charter-free market value of approximately $140.7 million as of December 31, 2011 by approximately $82.7 million. As further discussed in "Critical Accounting Policies – Impairment of long-lived assets" below, we believe that the carrying values of our vessels as of December 31, 2011 were recoverable.

(2)      Indicates container vessels for which we believe, as of December 31, 2012, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2012.  We believe that the aggregate carrying value of these vessels, assessed separately, of $204.16 million as of December 31, 2012 exceeds their aggregate basic charter-free market value of approximately $83.50 million by approximately $120.66 million.  As further discussed in "Critical Accounting Policies – Impairment of long-lived assets" below, we believe that the carrying values of our vessels as of December 31, 2012 were recoverable.

(3)      Vessel Jonathan P was sold on March 16, 2012, resulting in a loss on sale of approximately $8.6 million.

We note that all of our drybulk vessels and all of our container vessels are currently employed under time charter contracts or pool agreements of lengths from less than one to 12 months under the earliest redelivery charter period or pool commitment contract.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

During 2012, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $1,850,000 and a management fee of 685 Euros per vessel per day for any vessel operating and 50% (i.e. 342,5 Euros) of that for any vessel laid-up.  The management fee is adjusted annually for inflation every January 1st. Starting January 1, 2013, we pay Eurobulk an annual fee of $1,900,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay up, after agreeing to make no adjustments for inflation and taking into account the 5% volume discount. In absence of the "volume discount", the daily management fee will be 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay up.

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

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 19 years during 2012, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,058 per day for the year ended December 31, 2012. We consider this amount to be among the lowest of the publicly listed drybulk shipping companies in the U.S. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2012, our operational fleet utilization was 99.4% up from 99.7% in 2011 while our commercial utilization rate decreased to 96.2% in 2012 from 96.8% in 2011. Our total fleet utilization rate in 2012 was 95.6%.

•
Strong Relationships with Customers and Financial Institutions. We believe Eurobulk and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of their long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of Eurobulk and the Pittas family helps us to secure favorable employment for our vessels with well-known charterers.

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

•
Maintain Balanced Employment. We intend to strategically employ our fleet between between longer term time charters, i.e. charters with duration of more than a year, and shorter term time or spot charters, if possible. We actively pursue longer term time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use FFA contracts – as a substitute for time charter employment - to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 25, 2013, on the basis of our existing time charters and pooling arrangements based on the minimum duration of such contracts, approximately 60% of our vessel capacity in 2013 and approximately 3% in 2014 are fixed, which will help protect us from market fluctuations, enable us to make principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2012 calls for a reduction of more than 50% of our debt by the end of 2014. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and continue pay dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Maersk Lines, Klaveness (Baumarine and Bulkhandling shipping pools), Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM, Gold Star Line, Hongxiang Shipping and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2012 include three of our top five customers from 2011 (Maersk Lines, Klaveness and  Orient Express Lines) and two from 2010  (Maersk Lines and Klaveness). Our top five customers accounted for approximately 50% of our revenues in 2012, 55% of our revenues in 2011 and 71% of our total revenues in 2010. In 2012, Maersk Lines, Klaveness and Orient Express Lines accounted for 11.75%, 10.71% and 5.42%, respectively, in 2011, Maersk Lines, Klaveness and Hongxiang Shipping accounted for 15.73%, 13.59% and 8.96%, respectively, of our revenues; in 2010, Klaveness, Maersk Lines and Sun Express accounted for 30.29%, 14.95% and 10.10%, of our total revenues respectively. As of December 31, 2012, we do not have any material trade receivable from any of our customers that accounted more than 10% of the customer's revenues during 2012. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.

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

Environmental Regulation – International Maritime Organization

The United Nation's International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

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

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands were also designated as an ECA, as will the applicable areas of the U.S. Caribbean Sea, effective January 1, 2014.  This will subject ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirements that all new ships utilize the Energy Efficiency Design Index (EEDI) and all ships use the Ship Energy Efficiency Management Plan (SEEMP). We believe that all our vessels are currently compliant in all material respects with these regulations.

If further ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.  The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.

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

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised.  The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issue a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.  Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

Environmental Regulation – The United States of America Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

 Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted in July 2011, entered into force. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required numbers of countries was met and MLC 2006 is expected to come into force on August 20, 2013.  The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS). In 2012 the IACS issued draft harmonized Common Structure Rules, that align with IMO goal standards, and are expected to be adopted in 2013.  Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of such vessel. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the drydocking or special survey for the vessels in our current fleet.

Vessel	Next	Type

ANKING	June 2013	Drydocking
NINOS	August 2015	Special Survey
MARINOS	February 2013	Special Survey
ARISTIDES N.P.	February 2013	Special Survey
KUO HSIUNG	April 2013	Drydocking
IRINI	July 2013	Special Survey
MANOLIS P	May 2013	Drydocking
CAPTAIN COSTAS	January 2015	Drydocking
DESPINA P	January 2014	Drydocking
TIGER BRIDGE	December 2013	Drydocking
MAERSK NOUMEA	June 2014	Drydocking
MONICA P	March 2013	Special Survey
ELENI P	February 2014	Drydocking
PANTELIS	January 2015	Special Survey
AGGELIKI P	October 2015	Drydocking
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

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, "Basis of representation", of the attached Financial Statements for a listing of our vessel owning subsidiaries.

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

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate containerships and multipurpose vessels that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 25, 2013, our fleet consisted of five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), nine containerships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 331,308 dwt and of the nine containerships is 240,687 dwt and 15,855 teu.  Our multipurpose vessel can carry 22,568 dwt and/or 950 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues. As of April 25, 2013, all of our drybulk and all of our container vessels are under time charter or pool agreements while our multipurpose vessel is available for chartering.

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

Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. As of April 25, 2013, the daily management fee is 685 Euros per vessel (with the volume discount) for vessels in operation, payable monthly in advance, and is adjusted annually for inflation on each January 1st. During 2012, we also paid 685 Euros per day per vessel in operation. Since January 1, 2012, the daily management fee reflects a 5% volume discount for the period the number of vessels wholly or partially owned by Euroseas managed by Eurobulk is over twenty. As of April 25, 2013, there are 25 vessels managed by Eurobulk wholly or partially owned by Euroseas (15 vessels in our fleet and 10 vessels owned by our Joint Venture). Without the volume discount, the daily management fee would be 720 Euros per day per vessel in operation. The management fee for laid-up vessels is 50% of the rate for vessels in operation.

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

Drydocking and special survey expense. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Drydocking and special survey expenses are accounted on  the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.

Interest expense and loan costs. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period it is accrued. Loan costs are deferred and amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.

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

Results from Operations

Year ended December 31, 2012 compared year ended December 31, 2011.

Voyage revenues. Voyage revenues for the period were $54.92 million, down 14.4% compared to the same period in 2011 during which voyage revenues amounted to $64.13 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2012 as compared to 2011. In 2012, we operated an average of 15.21 vessels, a 4.9% decrease over the average of 16.00 vessels we operated during the same period in 2011. Our fleet of 15.21 vessels had 208.4 commercial off-hire days and 33.1 operational off-hire days. While employed, our vessels generated a time-charter equivalent, or TCE rate of $10,155 per day per vessel compared to a TCE rate of $11,525 per day per vessel in 2011, a decrease of 11.9%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. Charter rates earned by our vessels in 2012 were lower compared to 2011.

Commissions. We paid a total of $2.67 million in charter commissions for the year ended December 31, 2012, representing 4.86% of charter revenues. This represents an decrease over the year ended December 31, 2011, where commissions paid were $2.97 million, representing 4.63% of voyage revenues. The lower dollar amount of commissions paid in 2012 reflects the decrease of the charter contracts rates we entered into during 2012, and the fact that in 2012, we had one fewer vessel operating after the sale of M/V Jonathan P.

Voyage expenses. Voyage expenses for the year were $1.33 million and related to expenses for certain voyage charters. For the year ended December 31, 2011, voyage expenses amounted to $0.78 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (2.4% and 1.2% in each of 2012 and 2011, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. Voyages expenses were higher in 2012 compared to 2011 as a result of the increased operational and commercial off-hire days of our fleet within 2012.

Vessel operating expenses. Vessel operating expenses were $25.08 million in 2012 compared to $26.25 million for 2011.  The decrease in vessel operating expenses for 2012 is mainly attributable to the fact that we operated a smaller number of vessels on average in 2012 (we operated 15.21 vessels and 16.00 vessels in 2012 and 2011, respectively). Daily vessel operating expenses per vessel increased marginally to $4,516 per day in 2012 compared to $4,495 per day in 2011, representing an 0.4% increase, due to higher exchange rates of the Euro and other currencies with respect to the U.S. dollar.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2012, Eurobulk charged us 685 Euros per day per vessel totalling $4.98 million for the period, or $898 per day per vessel. During 2011, Eurobulk charged us 700 Euros per day per vessel totalling $5.81 million for the period, or $995 per day per vessel.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2012, we had a total of $3.66 million of general and administrative expenses as compared to $2.99 million in 2011 as a result of an increase in the fixed portion of our management fees.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2012, we had three vessels undergoing drydocking for a total of $1.62 million (one of them started its special survey in 2012 and completed it in 2013 and one of them started its special survey in 2011 and completed it in 2012. During 2011, we had six vessels undergoing drydocking for a total of $3.15 million.

Vessel depreciation. Vessel depreciation for 2012 was $17.39 million. Comparatively, vessel depreciation for 2011 amounted to $18.35 million. Vessel depreciation in 2012 was lower compared to 2011 due to the lower depreciation of Jonathan P in 2012. This vessel was sold in March 2012. Depreciation for the year 2012 accounted only for three months compared to the year 2011 that the vessel was depreciated for a full 12 months.

Interest and other financing costs. Interest expense and other financing costs net of interest income for the period were $1.49 million. Of this amount, $1.98 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.48 million of interest income during the period. Comparatively, during the same period in 2011, interest and other financing costs net of interest income amounted to $1.94 million, comprised of $2.19 million of interest incurred and loan fees and offset by $0.25 million of interest income. Interest incurred and loan fees were higher in 2011 due to the higher average outstanding debt during the year as compared to 2012.  Interest income was higher in 2012 due to higher average cash balances during the year.

Derivatives losses. In 2012, we had a realized loss of $1.69 million from three interest rate swap contracts that we entered into in July 2008, in July 2009 and in January 2011 and an unrealized gain of $1.06 million from the same interest rate swaps compared to a realized loss of $1.76  million and unrealized loss of $0.08 million in 2011. In 2012, we had no Forward Freight Agreement, or FFA, contracts as compared to a realized gain of $0.91 million as well as an unrealized loss of $0.57 million in 2011 from the FFA contracts we entered into in July 2008, 2009 and 2010. We had entered into both the interest rate swaps and FFA contracts to mitigate our exposure to possible increases in interest rates and further declines in the drybulk market rates, but to-date the markets have moved against our positions under these contracts.  All FFA contracts were settled as of December 31, 2011.

Equity Loss in Joint Venture. In 2012, we recognized a $1.22 million loss as our share in Euromar, the joint venture that was set up in March 2010 with two private equity firms to acquire vessels, versus a $2,415 loss in 2011. We own a 14.286% interest in Euromar.

Net loss / income. As a result of the above, net loss for the year ended December 31, 2012 was $13.20 million compared to net income of $1.12 million for the same period in 2011.

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

Equity Loss in Joint Venture. In 2011, we recognized a $2,415 loss as our share in Euromar, the joint venture that was set up in March 2010 with two private equity firms to acquire vessels, versus a $0.54 million loss in 2010. We own a 14.286% interest in Euromar.

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

Impairment of long-lived assets

We review for impairment our long-lived assets held and used whenever events or changes in circumstances, (such as vessel  market values, vessel sales and purchases, business plans and overall market conditions)  indicate that the carrying amount of the assets may not be recoverable. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-adjusted historical average rates, typically a 7-year to 12-year average to include complete cycles, from year three on. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.

Our impairment test exercise is highly sensitive on variances in the time charter rates, effective fleet utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs.  Our estimates for the time charter rates are based on market information available for future rates (based of the length of charters that can be secured at the time of the analysis, generally, one to two years), and have proven to be conservative in that respect. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, have been based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Our current analysis, which involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 5% on time charter rates from the Company's base scenario, indicated that there is no impairment of individual long lived assets.

However, there can be no assurance as to how long term charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment. Furthermore, the impairment analysis may result in determining that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is still depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

Over the last four years, the Company has sold five vessels Ioanna P on January 12, 2009, Nikolaos P on February 12, 2009, Gregos on December 16, 2009 and the vessel Artemis on December 17, 2009, which resulted in combined impairment and loss on sale of $24.8 million, $0.3 million, $0.3 million and $8.7 million, respectively. In March 2012, the Company sold the vessel Jonathan P resulting in loss on sale of $8.6 million. The Company's impairment analysis for Jonathan P as of December 31, 2011 indicated that its carrying value was recoverable if held to the end of its expected economic life. After unsuccessfully seeking employment during January and February of 2012, the Company decided that selling the vessel was a better option.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Section B – Business Overview / Our Fleet".

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each of our vessels is presented below:

Vessel	Charter Rate as of 12/31/2012	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2013)	Rate Year 2 (2014)	Rate Year 3+ (2015+)	Breakeven Rate (USD/day)
Irini	14,000	3	Fully depreciated	7,395	7,395	20,601	Not meaningful
OELBengal	6,950	4	6.5	5,391	5,396	10,850	8,558
Kuo Hsiung	6,725	3	9.5	5,391	5,396	10,850	8,140
Anking	8,600	3	6.5	5,288	5,288	12,257	10,056
Aristides NP	10,300	2	4.5	7,633	7,633	22,038	14,665
Marinos	6,000	2	9.5	5,341	5,341	13,031	10,764
Manolis P	6,000	2	11.5	5,476	5,476	13,361	10,811
Cpt. Costas	7,000	3	8.5	5,854	5,854	14,283	11,687
Despina P	7,000	2	6.5	5,680	5,680	15,250	11,635
Tiger Bridge	5,500	3	6.5	6,707	6,707	16,808	13,389
Pantelis	11,200	13	12.5	8,356	8,356	24,848	12,575
Aggeliki	0	0	14.5	5,682	5,682	15,254	11,295
Eleni P	16,500	1	8.5	8,135	8,135	23,486	11,806
Monica P	12,375	9	11.5	9,035	9,035	21,731	10,752
Maersk Noumea	15,750	5	14.5	8,693	8,693	20,655	16,256

Equity Investments in Joint Ventures

We record our investment in Euromar, our joint venture with Eton Park and Rhône, using the equity method of accounting.  Despite the fact that we are a minority partner (we own 14.286%) in the joint venture, we are considered to have significant influence in the operations and management of Euromar. According to the Equity Method, we record our share of income or loss of Euromar in our "Consolidated statement of operations" and we record the carrying value of our investment as a non-current asset in our Consolidated balance sheet.

For the years ended December 31, 2010, 2011 and 2012, we recorded a loss of $0.54 million, $2,415 and $1.22 million, respectively.  As of December 31, 2012, our $18.75 million investment in the joint venture was recorded as a non-current asset of $16.99 million reflecting the loss recorded during 2010, 2011 and 2012.  As of December 31, 2011, our investment of $15.00 million was recorded as a non-current asset of $14.46 million reflecting the loss recorded during 2010 and 2011; and as of December 31, 2010, our investment of $15.00 million was recorded as a non-current asset of $14.46 million reflecting the loss recorded during 2010. We did not record any impairment against our investment in Euromar because the impairment test performed by Euromar indicated that the carrying values of its vessels are recoverable. We are monitoring the assumptions used by Euromar for its impairment test and will appropriately adjust the value we carry our investment in Euromar if necessary.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements attached to this report.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds on our balance sheet which include funds raised by our recent shareholders' rights offering of common stock, funds generated from operating cash flows and long term borrowings to meet our liquidity ends going forward.  We may need to issue debt or equity securities to implement our growth plan and meet our liquidity needs going forward. We may need to raise additional debt for future vessel acquisitions. In our opinion, our working capital is sufficient for our present and future requirements over the next two years.

Cash Flows

As of December 31, 2012, we had a cash balance of $33.37 million and $9.93 million of restricted cash and cash in restricted retention accounts. Amounts owed to or due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. We occasionally may owe funds to such related party if the timing of any advance delays disbursement of funds. As of December 31, 2012, we had $4.95 million due from related party. Interest earned on funds deposited in related party accounts, if any, is credited to the account of the ship-owning companies or Euroseas.  We do not owe interest for any funds that we may owe to such related company. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $17.70 million including the current portion of long term debt which was $20.94 million as of December 31, 2012. All of the $4.44 million dividend declared was paid as of December 31, 2012, except for $36,424 that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We have made our final contribution of $6.25 million to our Joint Venture in March 2013. We consider our liquidity sufficient for our operations and we expect to finance all our working capital requirements from cash generated from operations and cash on our balance sheet.

Net cash from operating activities.

Our net cash from operating activities for 2012 was $8.51 million as compared to $17.32 million in 2011 and $17.98 million in 2010 which is, primarily, due to the lower rates our vessels earned on average during 2012 as compared with 2011 and 2010. This represents the net amount of cash, after expenses, generated by chartering our vessels Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Net loss for 2012 was $13.20 million, which was increased by $17.39 million of vessel depreciation and decreased by $1.06 million unrealized gain on derivatives and by $5.24 million of changes of other operating assets and liabilities. In 2011, net cash flow from operating activities was $17.32 million based on a net income of $1.12 million, which was increased by $18.35 million of vessel depreciation and by $0.65 million unrealized loss on derivatives and decreased by $1.32 million of amortization of fair value of charter contracts; and further, it was decreased by $2.43 million of changes in other operating assets and liabilities. In 2010, net cash flow from operating activities was $12.75 million based on a net loss of $6.61 million, which was increased by $17.98 million of vessel depreciation, decreased by $8.22 million unrealized gain on derivatives and by $2.11 million of amortization of fair value of charter contracts; and further, it was increased by $10.19 million of changes in other operating assets and liabilities, which mainly included the release of restricted funds of margin requirements of FFA derivative contracts of $12.38 million.

Net cash from investing activities.

In 2012, we received $4.25 million from the sale of M/V "Jonathan P". Additionally we increased our restricted cash in retention accounts by $4.00 million and contributed another $3.75 million as a capital call to our Euromar joint venture. The total cash used in investing activities was $3.50 million.  In 2011, we received $1.79 million of hull and machinery insurance proceeds with respect to claims associated with the motor vessels Monica P,  Aristides N.P. and Marinos.  We also had restricted cash of $0.11 million released from retention accounts for total cash provided by investment activities of $1.90 million. In 2010, we purchased one vessel for a purchase price of $16.12 million and contributed $15.00 million to our Euromar joint venture.  We also had a release of restricted cash of $1.91 million for total cash used in investment activities of $29.21 million.

Net cash from financing activities.

In 2012, net cash used in financing activities amounted to $2.84million. This consisted of $4.45 million of dividends paid and $13.33 million of loan repayments. We also paid $0.30 million in stock offering expenses and received $15.24 million from new shares issued in June 2012 from the rights offering that the Company issued. In 2011, net cash used in financing activities amounted to $22.28 million. This consisted primarily of $8.44 million of dividends paid and $13.47 million of loan repayments. We also paid $0.22 million for loan arrangement fees and $0.15 million in stock offering expenses. In 2010, net cash provided by financing activities amounted to $9.75 million. These funds consisted primarily of proceeds of new long term borrowings of $28.50 million reduced by $6.86 million of dividends paid and $11.63 million of loan repayments. We also paid $0.26 million for loan arrangement fees and stock offering expenses.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2012, we had nine outstanding loans with a combined outstanding balance of $61.58 million. These loans have maturity dates between 2013 and 2017. Our long-term debt as of December 31, 2012 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2012 is provided in Note 9 of our attached financial statements. In 2013, we plan to repay approximately $15.94 million of the above debt based on our loans as of December 31, 2012. As of December 31, 2012, there are no additional debt commitments to finance the acquisition of additional vessels.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash.  Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2012, we were not in default of any credit facility covenant.

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

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We had a remaining capital commitment to our Joint Venture of $16.25 million dollars following our agreement to (i) extend the commitment period for capital contributions to the Joint Venture to March 25, 2013 and (ii) increase our commitment in the Joint Venture by $10 million, of which $6.25 million was called on March 21, 2013 and made in March 2013.  The remaining capital commitment expired unused on March 25, 2013, and we do not have any capital commitments to the Joint Venture as of April 25, 2013.

According to the agreement between the Company and its joint venture partners in Euromar, conversion of their Euromar interest (either in full or in part) can take place only if at the time of such conversion the net asset market values of Euromar and the Company are both positive. The Company believes that the net asset market values of Euromar and the Company as of December 31, 2012 are positive. Furthermore, the Company has not provided any guarantees to Euromar beyond its capital already invested or committed. None of the loans entered into by Euromar have any recourse to the Company. The Company believes that its financial condition, liquidity and capital resources will not be negatively influenced in the event Euromar becomes a consolidated subsidiary of the Company, as lenders to Euromar have no recourse to the Company, both before and after consolidation.  In the event of a consolidation, the Company's results of operations will be affected by the results of operations of Euromar as follows: revenues, operating expenses and interest expenses will increase by the corresponding amounts of Euromar and its net income or loss will be affected by the respective amounts of Euromar. Had Euromar become a consolidated subsidiary of the Company in 2012, the Company's revenues would have increased by $27.48 million, its operating expenses would have increased by $28.24 million and its net loss would have increased by $8.41 million.

If Euromar were to become a wholly owned subsidiary of the Company, it would increase the Company's total indebtedness, long term assets and book value. As of December 31, 2012, Euromar's total indebtedness stood at $125.79 million with no repayments in 2013 as per a series of restructuring agreements of its loans Euromar entered into in March 2013. The average margin of Euromar's indebtedness is approximately 4.0% and the remaining tenor ranges from 2.25 to 4.5 years. Summary financial information for Euromar is provided in Note 17 of the financial statements (see page [F-35] below).

Finally, as per the terms of the conversion agreement, the conversion ratio is based on the ratio of the net asset market values of the Company and Euromar, or the ratio of the Company's market value multiplied by 0.925 and the net asset market value of Euromar whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative. As a result of these arrangements, the Company believes that if it acquires Euromar as a result of conversion of Euromar interests into common stock of the Company, it will acquire Euromar with positive market value at conversion and the acquisition will not dilute the Company's shareholders.

Dividends

On February 14, 2013, the Company announced the declaration of its thirtieth consecutive dividend since its Private Placement in August 2005.

The aggregate amount of all such dividends paid was $99.10 million; and an additional $36,424 will be paid if and when unvested restricted incentive stock awards vest.

C.       Research and development, patents and licenses, etc.

Not applicable.

D.       Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk, containership and multipurpose carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for drybulk carrier, containership and multipurpose vessel capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last ten years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, i.e. the average speed the fleet operates, and port congestion. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming, (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a certain amount of trade volume and thus increases demand for ships as do higher levels of port congestion leading to higher charter rates if all other factors influencing rates are unchanged.

The supply of drybulk carriers, containerships and multipurpose vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 1, 2013 the capacity of the fully cellular worldwide container vessel fleet was approximately 16.4 million teu with approximately 3.3 million teu, or, about 20% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2013, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 690.5 million dwt with another 127.3 million dwt, or, about 18% of the present fleet capacity on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007  and the first nine months of 2008 the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of the October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2011 and in 2012, scrapping rates of drybulk vessels increased again. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel ages. For example, we sold one of our laid-up vessels, Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates have continued during 2011 and in 2012 following the weakness of containership charter hire rates, for example, we sold another one of our vessels, Jonathan P, built in 1990 (a 22-year old vessel again) in March 2012.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 25, 2013, approximately 60% of our ship capacity days in 2013 based on the minimum duration of our charter contracts and pool arrangement commitments, including fixed employment in the first and second quarter of the year and vessels participating in pools, and approximately 3% of our ship capacity days in 2014, are under time charter contracts. If the current market conditions and rates prevail, our vessels may have difficulty securing employment and, if so, may be employed at rates lower of their present charters.

E.       Off-balance Sheet Arrangements

As of December 31, 2012, we did not have any off-balance sheet arrangements.

F.      Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2012:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$61,581,000	$15,937,000	$29,474,000	$16,170,000	$0
Interest Payments (1)	$6,941,640	$3,165,384	$3,179,209	$597,047	$0
Vessel Management fees (2)	$26,535,721	$4,956,536	$10,411,058	$11,168,126	$0
Other Management fees (3)	$10,188,686	$1,900,000	$4,001,828	$4,286,858	$0

(1)       Assuming the amortization of the loans as of December 31, 2012 described above and an average calculated interest rate margin over LIBOR of about 0.33%, 0.45%, 0.69% and 1.12% and per annum for the four periods, respectively, and based on an underlying assumption for LIBOR calculated from the Swap rates of the LIBOR yield curve as of December 31, 2012 of 0.33%, 0.39%, 0.49%, 0.65% and 0.85% for years 1 to 5, respectively. Also includes our obligation to make payments required as of December 31, 2012 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).

(2)       Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $904) starting on January 1, 2013 for the fifteen vessels owned by Euroseas as of that date under the Amended and Restated Master Management Agreement in effect as of January 1, 2013; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2011 the present term of which expires on January 1, 2016.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.32 USD/Euro).

(3)       Refers to our obligation for management fees of $1,900,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2013 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2016.

(4)       We do not consider our capital commitment to Euromar as contractual obligations because any contributions require the unanimous consent of all the members of Euromar including us. Thus, we do not have to make a capital contribution unless we (and all other members of Euromar LLC) consent to it. Capital contributions are made on the basis of new investments or additional funding needs of existing investments and, thus, there are no predetermined dates or amounts that are to be made. As of December 31, 2012, our uncalled capital commitments to Euromar were $16.25 million; the commitment was to expire on March 25, 2013. In March 2013, we contributed $6.25 million and the remaining commitment expired uncalled. As of March 26, 2013, we have no additional capital commitment to Euromar.

G.           Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	53	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	53	CFO and Treasurer; Class A Director
Aristides P. Pittas	61	Vice Chairman; Class A Director
Stephania Karmiri	45	Secretary
Panagiotis Kyriakopoulos	52	Class B Director
George Skarvelis	52	Class B Director
George Taniskidis	52	Class C Director
Gerald Turner	65	Class C Director

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

Gerald Turner has been a member of our Board of Directors since our inception on May 5, 2005. From 1999 to 2012,  he was Chairman and Chief Executive Officer of Aon Benfield. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W. Payne Hellas (member of the Sedgwik group).

Family Relationships

Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.

B.	Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. During 2012, under this Master Management Agreement, as amended, for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and Mr. Konstantinos Siademas, our internal auditor, and for other services associated with us being a public company and other services to our subsidiaries, we paid Eurobulk $1,850,000. As of January 1, 2013 this fee was adjusted to $1,900,000 to compensate for increased costs, recognize Eurobulk's achievement of keeping general and administrative costs much lower than our peers and to account for inflation in Greece.

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

Equity Incentive Plan

In May 2010, we adopted an equity incentive plan which entitled our Board of Directors to grant to our directors, officers and key employees awards in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. The aggregate number of shares of common stock with respect to which options or restricted shares can at any time be granted under the plan are 1,500,000 shares of Common Stock. The plan was administered by our Board of Directors. The plan does not have any set term. However, the Board of Directors cannot grant any incentive stock options after the tenth anniversary of the adoption of the Plan.

On June 28, 2012, the Board of Directors awarded 119,200 shares of restricted stock to the directors, officers and key employees of Eurobulk, 46,400 of which vested on July 1, 2012, 26,400 vested on November 16, 2012 and the remainder 46,400 which will vest on July 1, 2013. Also, on November 3, 2012, the Board of Directors awarded 435,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2013 and the remainder which will vest on November 16, 2014. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class B directors expires in 2013, the term of our Class C directors expires in 2015 and the term of our Class A directors expires in 2014.

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

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all our vessels employ experienced and competent personnel.  As of December 31, 2012, approximately 121 officers and 244 crew members served on board the vessels in our fleet.

E.	Share Ownership

With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see "Item 7. Major Shareholders and Related Party Transactions."

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See section 6(B) of this annual report, "Compensation."

Options

No options were granted during the fiscal year ended December 31, 2012. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 25, 2013 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Stock Beneficially Owned	Percent of Voting Stock (13)

Friends Investment Company Inc.(2)	19,830,956	43.8%
New Generation Advisors, LLC(3)	3,225,895	7.1%
Aristides J. Pittas(4)	488,076	1.1%
George Skarvelis(5)	42,540	*
George Taniskidis(6)	75,540	*
Gerald Turner(7)	63,028	*
Panagiotis Kyriakopoulos(8)	71,540	*
Aristides P. Pittas(9)	100,693	*
Anastasios Aslidis(10)	340,000	*
Stephania Karmiri(11)	—	*
Symeon Pariaros(12)	18,420	*
All directors and officers and 5% owners as a group	24,256,688	52.7%
——————

*	Indicates less than 1.0%.

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

(2)
Includes 19,830,956 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)	As disclosed on Schedule 13G filed on February 12, 2013.

(4)
Does not include 3,547,611 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 43,560 shares vesting on July 1, 2013, 49,500 shares vesting on November 16, 2013 and 49,500 shares vesting on November 16, 2014.

(5)
Does not include 891,276 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 4,620 shares vesting on July 1, 2013, 5,250 shares vesting on November 16, 2013 and 5,250 shares vesting on November 16, 2014.

(6)
Does not include 79,153 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 4,620 shares vesting on July 1, 2013, 5,250 shares vesting on November 16, 2013 and 5,250 shares vesting on November 16, 2014.

(7)
Does not include 294,222 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 4,620 shares vesting on July 1, 2013, 5,250 shares vesting on November 16, 2013 and 5,250 shares vesting on November 16, 2014.

(8)
Does not include 154,950 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos' ownership in Friends. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 4,620 shares vesting on July 1, 2013, 5,250 shares vesting on November 16, 2013 and 5,250 shares vesting on November 16, 2014.

(9)
Does not include 3,250,026 shares of common stock held of record by Friends, by virtue of ownership interest in Friends Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 11,880 shares vesting on July 1, 2013, 13,500 shares vesting on November 16, 2013 and 13,500 shares vesting on November 16, 2014.

(10)	Includes 29,700 shares vesting on July 1, 2013, 33,750 shares vesting on November 16, 2013 and 33,750 shares vesting on November 16, 2014.

(11)
Does not include 3,463 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 4,620 shares vesting on July 1, 2013, 5,250 shares vesting on November 16, 2013 and 5,250 shares vesting on November 16, 2014.

(13)
Voting stock includes 626,400 unvested shares in addition to the 45,319,605 issued and outstanding shares of the Company as of April 25, 2013. Percentages of Friends Investment Company, Inc. and New Generation Advisors, LLC are shown on the basis of issued and outstanding shares.

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

Our Master Management Agreement with Eurobulk has been renewed as of January 1, 2011 and has a term of 5 years until January 1, 2016. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement. Under the Master Management Agreement as amended, we pay Eurobulk since January 1, 2013 a fixed cost of $1,900,000 annually, to be adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $904 based on $1.32/Euro exchange rate) adjusted annually for inflation (every January 1st), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case since January 1, 2012 when this discount went into effect as the total number of our vessels and the vessels owned by Euromar is greater than 20. In absence of this discount, the cost per ship per day is 720 Euros, or, about $950.  This cost is reduced by half (342.5 Euros per vessel per day, or, 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Eurobulk has received fees for management and executive compensation expenses of $6,834,105 during 2012.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2012, Eurochart has received chartering and vessel sale commissions of, $641,104. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we paid a fee of about $50 per crew member per month and pay a commission on premium not exceeding 5%, respectively.

Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart, Eurotrade and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.  As of February 17, 2012, 11,177,956 of the shares of Euroseas held by Friends at such time were registered under our F-3 registration statement and remain registered as of April 25, 2013.

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

On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar LLC, or Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates. As of April 25, 2013, Euromar exercised its right of first refusal 10 times out of 11 that resulted in acquisition of vessels, though the Company's operations have not been affected as the Company would not have proceeded to purchase these ships independently as it lacked sufficient funds to do so and felt much more comfortable investing smaller amounts over a period of time for smaller participations. In addition, there have been several other instances when Euromar exercised its right of first refusal but a vessel was not acquired for commercial reasons. There have been no dispositions of ships. Regarding chartering opportunities, the arrangements the Company has with Euromar involve alternating between them in terms of whose vessel is considered first in case of a conflict (in the first conflict, Euromar's vessel was to be chartered first, in the second conflict the Company's and so on). No chartering conflict has arisen so far. In entering into the joint venture of Euromar, the Company's strategy was to establish partners who by co-investing with the Company will allow it to diversify its investment in more vessels and take part in investments requiring larger amounts of capital that the Company would be able to do on its own.  The right of first refusal regarding investments in drybulk and containerships expired on March 25, 2013, while the arrangements regarding any chartering opportunities will be effective as long as Euromar has vessels managed by the Company.

On April 25, 2012, we amended the operating agreement of Euromar to extend the commitment period an additional year to March 25, 2013 and increase the maximum capital contributions owed by all members of Euromar to $245.0 million, of which the Company had committed an additional $10.0 million. As of December 31, 2012, our uncalled capital commitments to Euromar were $16.25 million; our commitment was to expire on March 25, 2013. In March 2013, we contributed $6.25 million and the remaining commitment expired uncalled. As of March 26, 2013, we have no additional capital commitment to Euromar.

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

Euroseas paid dividends of, $6,863,112, $8,442,371 and $4,437,984 in, 2010, 2011 and 2012, respectively. While Euroseas has paid dividends on an annual basis during the time it has been a private company, it has paid dividends on a quarterly basis since it has become a public company.

As of March 31, 2013, dividends of $36,424 have accrued and will be paid if and when unvested incentive stock awards vest.

B.	Significant Changes

After December 31, 2012, the following significant events occurred:

On February 14, 2013, the Board of Directors declared a cash dividend of $0.015 per share of Euroseas Ltd. common stock which was paid on March 6, 2013.

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

Period	Low	High

Year Ended Dec. 31, 2008	12.00	16.80

Year Ended Dec. 31, 2009	3.51	6.05

Year Ended Dec. 31, 2010	3.31	4.50

Year Ended Dec. 31, 2011	2.26	4.85
1st quarter 2011	3.56	4.83
2nd quarter 2011	4.26	4.85
3rd quarter 2011	2.86	4.40
4th quarter 2011	2.26	3.48

Year Ended Dec. 31, 2012	0.86	3.05
1st quarter 2012	2.28	3.05
2nd quarter 2012	1.06	2.04
3rd quarter 2012	1.06	1.26
4th quarter 2012	0.86	1.31
October 2012	1.10	1.31
November 2012	1.03	1.16
December 2012	0.86	1.03

Year Ended Dec. 31, 2013(*)	0.93	1.16
1st quarter 2013	0.95	1.16
January 2013	0.93	1.11
February 2013	0.99	1.04
March 2013	0.95	1.16
April 2013 (*)	1.02	1.13

(* Until April 25, 2013)

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Amended and Restated Articles of Incorporation and Bylaws, as amended

Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 (Amended and Restated Articles of Incorporation) to our Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011, and our current bylaws, as amended, have been filed with the SEC as Exhibits 3.2 (Bylaws) and 3.4 (Amendment to Bylaws), to our Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.03 per share, of which 45,319,605 shares are issued and outstanding as of April 25, 2013, and 20,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding as of April 25, 2013. All of our shares of stock are in registered form.

Common Stock

As of the date of this annual report, we are authorized to issue up to 200,000,000 shares of common stock, par value $.03 per share, of which 45,319,605 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

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

Shareholders Derivative Actions

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

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2012, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2008, 2009, 2010, 2011 and 2012 taxable years and therefore qualify for benefits of Section 883 of the Code and we intend to take this position on our United States federal income tax returns.

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

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the "trading volume test".  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the tests will be deemed satisfied if our common stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common stock.  We believe that our common stock satisfied the trading frequency and trading volume tests during the 2012 taxable year.

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

During our 2012 taxable year, our 5% Shareholders may have owned more than 50% of our common stock for more than half the number of days during the year.  Therefore, the 5% override may have been triggered for the 2012 taxable year.  Nevertheless, we believe that we can establish that a sufficient number of shares of our common stock owned by 5% Shareholders during the 2012 taxable year were owned by qualified shareholders to preclude non-qualified 5% Shareholders from owning 50% or more of our common stock for more than half the number of days during the 2012 taxable year.  However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in any future taxable year.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the NASDAQ Global Select Market were not eligible for these preferential rates.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute a dividend for United States federal income tax purposes and gain realized from the sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership and disposition of our common stock.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in our common stock, then such U.S. Holder would be subject to different U.S. federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.

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

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

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

Pursuant to Section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

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

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The total notional principal amount of our swaps as of December 31, 2012 and 2011 was $60.0. million. The swaps have specified rates and durations. Refer to the table in Note 16 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2012 and December 31, 2011. Through these swap transactions, we effectively hedged the interest rate exposure of 97.4% of our loans outstanding as of December 31, 2012. While we did not enter into any new interest rate swap contracts during 2012, the effective coverage of our debt increased by the fact that during 2012 we repaid  $13.33 million of debt; at the beginning of 2012, 80% our interest rate exposure was hedged by our swap contracts.

As at December 31, 2012, we had $61.58 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 5.00%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period ended December 31, 2012 by approximately $682,470 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2013	511,000	(482,000)
2014	346,000	(228,000)
2015	224,000	(100,000)
2016	101,000	(5,500)
2017 and thereafter	20,000	(0)

Charter Rate Fluctuation Risk

We are subject to market risks related to changes in market charter rates when we are to renew or replace the charters of our vessels. The following table sets forth the sensitivity of our annual revenues to a $1,000/day change in charter rates for our vessel assuming our current charters are renewed or replaced at the earliest possible contractual date.

Year Ended December 31,	Amount in $ (revenues)
2013	2,450,000
2014	5,100,000
2015 and thereafter	5,250,000

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 36% of our vessel operating expenses (excluding depreciation and other operating income) in 2012 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros (685 Euros per vessel per day in 2012), and, certain general and administrative expenses (about 14% in 2012) are mainly in Euros and some other currencies. On December 31, 2012, approximately 38% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year to December 31, 2012 was $8,321 and  for the year to December 2011 was $10,379.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2012, would have increased our vessel operating expenses by approximately $1.2 million and the fair value of our outstanding accounts payable by approximately $92,000.

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

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2012. The term disclosure controls and procedures are defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2012, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

(c)    Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Euroseas Ltd.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 30, 2013

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

Item 16C.            Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2011 (dollars in thousands)	2012 (dollars in thousands)
Audit Fees	$472	$345
Audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$472	$345

Audit fees relate to compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection any other audit services required for SEC or other regulatory filings.

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

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(12)
1.2	Bylaws of Euroseas Ltd.(11)
1.3	Amendment to Bylaws of Euroseas Ltd.(11)
2.1	Specimen Common Stock Certificate(7)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
2.6	Registration Rights Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
2.7	Form of Subscription Rights Certificate(13)
3.1
Shareholder Voting Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd.,
Seas Investors III LP, Friends Investment Company Inc. and Aristides J. Pittas dated March 25, 2010(11)

4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008 (6)
4.6	Addendum No. 1 to Amendment to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009 (9)
4.7	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of US$8,250,000 dated June 30, 2006(3)
4.8	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of US$15,500,000 dated August 30, 2006(3)
4.9	Euroseas 2007 Equity Incentive Plan(8)
4.10	Loan Agreement between Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, for the amount of US$20,000,000 dated November 14, 2006(4)
4.11	Amendment to Loan Agreement among Xingang Shipping Ltd., as borrower, HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, dated April 14, 2010(11)
4.12	Form of Right of First Refusal(5)
4.13	Form of Advisory Agreement(5)
4.14	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated June 7, 2007(6)
4.15	Supplemental Agreement to Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, dated August 5, 2009(11)
4.16	Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of US$15,000,000 dated October 29, 2007 (6)
4.17	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 29, 2008(9)

4.18	Amendment to Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A, as lender, dated October 26, 2010(12)
4.19	Form of Senior Security Debt Indenture(7)
4.20	Form of Subordinated Debt Security Indenture(7)
4.21	Loan Agreement between Saf-Concord Shipping Ltd., as borrower and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated January 9, 2009(9)
4.22	Loan Agreement between Eleni Shipping Ltd., as borrower and Calyon, as lender, for the amount of US$10,000,000 dated April 30, 2009(9)
4.23	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated May 18, 2009(10)
4.24	Amendment to Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated March 25, 2010(11)
4.25	Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, for the amount of US$13,000,000 dated December 14, 2009(11)
4.26	Amendment to Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, dated April 14, 2010 (11)
4.27	Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
4.28
First Amendment to Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd.,
All Seas Investors II Ltd. and All Seas Investors III LP dated April 26, 2012(14)

4.29	Management Agreement among Euromar LLC, the vessel owning subsidiaries of Euromar LLC, Euroseas Ltd., Eurobulk Ltd. and Eurochart S.A. dated March 25, 2010(11)
4.30	Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated March 25, 2010(11)
4.31	First Amendment to Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated April 26, 2012(14)
4.32	Euroseas 2010 Equity Incentive Plan(11)
4.33	Loan Agreement between Noumea Shipping Ltd, as borrower, and Crédit Agricole Corporate and Investment Bank, as lender, for the amount of US$20,000,000 dated December 28, 2010(12)
4.34	Loan Agreement between Aggeliki Shipping Ltd., as borrower, and DVB Bank SE, as lender, for the amount of US$8,500,000 dated November 5, 2010(12)
4.35	Amendment to Loan Agreement between SAF Concord Shipping Ltd., as borrower, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (15)
4.36
Amendment to Loan Agreement between Manolis Shipping Ltd., SAF Concord Shipping Ltd,  Tiger Navigation Corp. and
Alterwall Business Inc., as borrowers, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (15)

4.37	Amendment to Loan Agreement between Xingang Shipping Ltd. and Diana Shipping Ltd., as borrowers, and HSBC Bank plc, as lender, dated April 5, 2013(15)
4.38
Second Amendment to Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 18, 2013 (15)

8.1	Subsidiaries of the Registrant (14)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer(15)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer(15)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(15)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(15)
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.(15)

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.

(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(13)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 25, 2012.
(14)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 27, 2012.
(15)	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By: /s/ Aristides J. Pittas
        Aristides J. Pittas
        Chairman, President and CEO

Date: April 30, 2013

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

Index to consolidated financial statements

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2011 and 2012	F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2010, 2011 and 2012	F-5

Consolidated Statements of Shareholders’ Equity for the Years Ended
December 31, 2010, 2011 and 2012	F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2010, 2011 and 2012	F-7

Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Euroseas Ltd.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 30, 2013

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2011 and 2012
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2011	December 31, 2012
Assets
Current assets
Cash and cash equivalents		31,204,863	33,374,960
Trade accounts receivable, net		1,370,886	1,425,171
Other receivables		2,324,131	2,310,111
Inventories	3	2,606,535	1,812,636
Due from related companies	8	208,704	4,948,443
Restricted cash	9	870,111	926,011
Trading securities	15	27,473	-
Prepaid expenses		264,884	273,080
Total current assets		38,877,587	45,070,412

Fixed assets
Vessels, net	4	237,063,878	206,934,746
Long-term assets
Restricted cash	9	5,050,000	9,000,000
Deferred charges, net	5	697,951	318,578
Investment in joint venture	17	14,458,752	16,989,061
Total long-term assets		257,270,581	233,242,385
Total assets		296,148,168	278,312,797

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	13,332,000	15,937,000
Trade accounts payable		1,886,766	2,438,716
Accrued expenses	6	1,659,594	1,143,626
Accrued dividends	12	47,525	36,424
Deferred revenues		2,268,038	1,093,317
Derivatives	15, 16	1,907,088	1,718,438
Total current liabilities		21,101,011	22,367,521

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2011 and 2012
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2011	December 31, 2012

Long-term liabilities
Long-term debt, net of current portion	9	61,581,000	45,644,000
Derivatives	15, 16	1,544,409	675,130
Total long-term liabilities		63,125,409	46,319,130
Total liabilities		84,226,420	68,686,651

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 31,167,211 and 45,319,605 issued and outstanding)		935,017	1,359,588
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		236,843,470	251,758,459
Accumulated deficit		(25,856,739)	(43,491,901)
Total shareholders’ equity		211,921,748	209,626,146
Total liabilities and shareholders’ equity		296,148,168	278,312,797

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2010, 2011 and 2012
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2010	2011	2012

Revenues
Voyage revenue	7	54,422,489	64,129,511	54,921,697
Related party revenue	17	-	240,000	240,000
Commissions (including $612,998,$766,304 and $641,104, respectively, to related party)	8, 14	(1,944,473)	(2,972,967)	(2,673,703)
Net revenue		52,478,016	61,396,544	52,487,994
Operating expenses
Voyage expenses	14	1,596,569	777,902	1,329,668
Vessel operating expenses (including $417,523, $392,731 and $347,840, respectively, to related party)	8, 14	21,507,192	26,249,339	25,075,139
Dry-docking expenses		6,537,733	3,148,111	1,616,425
Vessel depreciation	4	17,979,750	18,348,556	17,385,608
Related party management fees	8	4,892,006	5,810,095	4,984,098
Other general and administrative expenses (including $1,165,000, $1,225,000 and $1,850,000, respectively, to related party)	8, 12	3,026,941	2,986,507	3,661,426
Net loss on sale of vessels (including $43,823 to related party)	4	-	-	8,568,234
Other income	18	(2,352,946)	(735,707)	(254,604)
Total operating expenses		53,187,245	56,584,803	62,365,994
Operating (loss)/income		(709,229)	4,811,741	(9,878,000)
Other income/(expenses)
Interest and other financing costs		(1,498,216)	(2,191,235)	(1,977,226)
Loss on derivatives, net	16	(4,221,817)	(1,498,122)	(637,403)
Foreign exchange gain/(loss)		(3,200)	(17,122)	8,321
(Loss)/gain on trading securities		(173,375)	(235,750)	20,373
Interest income		538,820	248,892	484,886
Other expenses, net		(5,357,788)	(3,693,337)	(2,101,049)
Equity loss in joint venture	17	(538,833)	(2,415)	(1,219,692)
Net (loss)/income		(6,605,850)	1,115,989	(13,198,741)
(Loss)/Earnings per share - basic	13	(0.21)	0.04	(0.34)
Weighted average number of shares outstanding during the year, basic	13	31,636,633	31,794,381	38,950,100
(Loss)/Earnings per share - diluted	13	(0.21)	0.04	(0.34)
Weighted average number of shares outstanding during the year, diluted	13	31,636,633	31,846,080	38,950,100

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2010, 2011 and 2012
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares	Common Stock Amount	Preferred Shares Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2010	30,849,711	925,492	-	235,588,391	(5,060,620)	231,453,263
Net loss					(6,605,850)	(6,605,850)
Issuance of restricted shares for stock incentive award and share-based compensation	152,500	4,575	-	691,540	-	696,115
Dividends declared ($0.22 per share)		-	-		(6,848,536)	(6,848,536)
Balance, December 31, 2010	31,002,211	930,067	-	236,279,931	(18,515,006)	218,694,992
Net income					1,115,989	1,115,989
Issuance of restricted shares for stock incentive award and share-based compensation	165,000	4,950	-	563,539	-	568,489
Dividends declared ($0.27 per share)		-	-		(8,457,722)	(8,457,722)
Balance, December 31, 2011	31,167,211	935,017	-	236,843,470	(25,856,739)	211,921,748
Net loss					(13,198,741)	(13,198,741)
Issuance of shares in “Rights Offering Program, net of issuance costs”	13,852,094	415,562	-	14,252,617	-	14,668,179
Issuance of restricted shares for stock incentive award and share-based compensation	300,300	9,009	-	662,372	-	671,381
Dividends declared ($0.125 per share)		-	-		(4,436,421)	(4,436,421)
Balance, December 31, 2012	45,319,605	1,359,588	-	251,758,459	(43,491,901)	209,626,146

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

	2010	2011	2012
Cash flows from operating activities:
Net (loss) / income	(6,605,850)	1,115,989	(13,198,741)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	17,979,750	18,348,556	17,385,608
Amortization of deferred charges	108,569	144,815	135,981
Amortization of fair value of time charters	(2,106,416)	(1,318,211)	-
Loss on sale of vessel	-	-	8,568,234
Share-based compensation	696,117	568,488	671,381
Loss / (gain) on trading securities	173,375	235,750	(20,373)
Proceeds from the sale of trading securities	-	-	47,846
Unrealized loss / (gain) on derivatives	(8,223,804)	650,853	(1,057,929)
Loss in investment in joint venture	538,833	2,415	1,219,692
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	86,952	192,875	(54,285)
Prepaid expenses	(85,896)	6,149	(8,196)
Other receivables	(6,454,329)	2,576,022	14,020
Inventories	80,982	(818,279)	793,899
Other deposits	12,376,119	(246,000)	-
Due from related companies	-	(208,704)	(4,739,739)
Increase/(decrease) in:
Due to related companies	178,393	(1,594,773)	-
Trade accounts payable	2,207,566	(2,064,168)	476,397
Accrued expenses	932,075	(427,807)	(545,968)
Deferred revenue	866,553	153,703	(1,174,721)
Net cash provided by operating activities	12,748,989	17,317,673	8,513,106

Cash flows from investing activities:
Purchase of vessels including improvements	(16,121,360)	-	-
Contributions to joint venture	(15,000,000)	-	(3,750,000)
Insurance proceeds	-	1,793,832	-
Change in restricted cash	1,914,516	102,603	(4,005,900)
Proceeds from sale of vessel	-	-	4,250,843
Net cash (used in)/provided by investing activities	(29,206,844)	1,896,435	(3,505,057)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

(Continued)
	2010	2011	2012
Cash flows from financing activities:
Proceeds from shares issued	-	-	15,237,303
Offering expenses paid	(99,814)	(148,392)	(295,733)
Dividends paid	(6,863,112)	(8,442,371)	(4,447,522)
Loan arrangement fees paid	(160,250)	(220,000)	-
Proceeds from long-term debt	28,500,000	-	-
Repayment of long-term debt	(11,630,000)	(13,472,000)	(13,332,000)
Net cash provided by/(used in) financing activities	9,746,824	(22,282,763)	(2,837,952)

Net (decrease)/increase in cash and cash equivalents	(6,711,031)	(3,068,655)	2,170,097
Cash and cash equivalents at beginning of year	40,984,549	34,273,518	31,204,863
Cash and cash equivalents at end of year	34,273,518	31,204,863	33,374,960
Supplemental cash flow information Cash paid for interest	1,328,563	2,080,479	1,839,322
Non cash financing and investing activities :
Loan arrangement fees and offering costs charges	220,000	243,392	30,000
Change in accrued dividends	(14,575)	15,350	11,101

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
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

The operations of the vessels are managed by Eurobulk Ltd. (the “Manager”), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 44.7% of the Company’s shares.

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

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carriers owned by the following ship-owning companies:

•
Oceanopera Shipping Ltd. incorporated in Cyprus on June 26, 1995, owner of the Cyprus flag 34,750 DWT bulk carrier M/V “Nikolaos P”, which was built in 1984 and acquired on July 22, 1996. M/V “Nikolaos P” was sold in February 2009.

•
Alcinoe Shipping Ltd. incorporated in Cyprus on March 20, 1997, owner of the Cyprus flag 26,354 DWT bulk carrier M/V “Pantelis P”, which was built in 1981 and acquired on June 4, 1997.  M/V “Pantelis P” was sold on May 31, 2006.  On February 22, 2007, Alcinoe Shipping Ltd. acquired the 38,691 DWT Cyprus flag drybulk carrier M/V “Gregos”, which was built in 1984.  On June 13, 2007, M/V Gregos was transferred to Gregos Shipping Limited incorporated in the Marshall Islands and its flag was changed to the flag of the Marshall Islands. M/V “Gregos” was sold in December 2009.

•
Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 DWT / 1,169 twenty-foot equivalent (“TEU” – a measure of carrying capacity in containers) container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

•
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT / 1,169 TEU container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd. incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - Continued

•
Salina Shipholding Corp., incorporated in the Marshall Islands on October 20, 2005, owner of the Marshall Islands flag 29,693 DWT / 2,098 TEU container carrier M/V “Artemis”, which was built in 1987 and acquired on November 25, 2005.  M/V “Artemis” was sold in December 2009.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.  On March 7, 2012, the vessel was renamed M/V “Anking”.

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 4, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006. On July 11, 2009, the vessel was renamed M/V “Mastro Nicos” and on November 5, 2009, it was renamed M/V “YM Port Kelang”. On October 25, 2011 the vessel was renamed M/V “Marinos”.

•
Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiator”, which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld” and on August 31, 2009 the vessel was renamed M/V “Captain Costas”.

•
Emmentaly Business Inc., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Jonathan P”, which was built in 1990 and acquired on August 7, 2007. On April 16, 2008, M/V “Jonathan P” was renamed M/V “OEL Integrity”; on March 5, 2009, the vessel was renamed again M/V “Jonathan P” upon the expiration of its charter with Orient Express Lines. M/V “Jonathan P” was sold on March 16, 2012.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information - Continued

•
Trust Navigation Corp., incorporated in Liberia on October 1, 2007, owner of the Liberian flag 64,873 DWT bulk carrier M/V “Ioanna P”, which was built in 1984 and acquired on November 1, 2007. M/V “Ioanna P” was sold in January 2009.

•
Noumea Shipping Ltd, incorporated in Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V “Maersk Noumea”, which was built in 2001 and acquired on May 22, 2008.

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V “Monica P”, which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V “Eleni P”, which was built in 1997 and acquired on March 6, 2009.

•
Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 DWT bulk carrier M/V “Pantelis” which was built in 2000 and acquired on July 23, 2009. On December 15, 2009, ownership of the vessel was transferred to Pantelis Shipping Corp., incorporated in Liberia, and the vessel changed its flag to the Liberian flag.

•
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V “Aggeliki P” which was built in 1998 and acquired on June 21, 2010.

During the years ended December 31, 2010, 2011 and 2012, the following charterers individually accounted for more than 10% of the Company’s voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2010	2011	2012

Maersk Lines	14.95%	15.73%	11.75%
Klaveness	30.29%	13.59%	10.71%
Sun Express	10.10%	-	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
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

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / loss equals net income/(loss) for all periods presented. As such, no statement of comprehensive income/(loss) has been presented.

Foreign currency translation

The Company’s functional currency as well as the functional currency of all its subsidiaries is the U.S. dollar.  Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.  Income and expenses denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the date of the transaction.  The resulting exchange gains and/or losses on settlement or translation are included in the accompanying consolidated statements of operations.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

Inventories

Inventories are stated at the lower of cost and market value.  Inventories are valued using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost which comprises the vessels’ contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition.  Depreciation is calculated over the remaining useful life of the vessel, which is estimated to range from 25 to 30 years from the completion of its construction.  Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles, incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

Revenue and expense recognition

Revenues are generated from voyage and time charter agreements.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel’s previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. We generally enter into a charter agreement for the vessel’s next voyage or time charter prior to the time of discharge of the previous cargo or completion of previous time charter. We do not begin recognizing voyage or time charter revenue until a charter contract has been agreed to both by us and the customer, even if the vessel has discharged its cargo or completed the previous time charter and it is sailing to the anticipated load port for its next voyage or to the port it will be delivered to the next charterer. Demurrage income, which is included in voyage revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

For the Company’s vessels operating in chartering pools, pool profits are allocated to each pool participant on a time charter equivalent basis in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Pool income is recognized during the period services were performed, the collectability has been reasonably assured, an agreement with the pool exists and price is determinable. Pool income may be subject to future adjustments by the pool however, the effect on the Company’s income resulting from a subsequent reallocation of pool income on the results for the year historically has not been significant.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessels operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses relate to bunkers, port charges, canal tolls, and agency fees which are incurred when the vessel is chartered under a voyage charter or during off-hire or idle periods. Voyage expenses are expensed as incurred.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Pension and retirement benefit obligations – crew

The ship-owning companies employ the crews on board the vessels under short-term contracts (usually up to 9 months).  Accordingly, they are not liable for any pension or post-retirement benefits.

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

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to employees and directors as well as to non-employees and are included in “Other general and administrative expenses” in the “Consolidated statements of operations.” The shares to employees and directors are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided.  The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Investments

The Company classifies unrestricted publicly traded investments as trading securities and records them at fair value. The Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of “(Loss)/gain on trading securities". In accordance with guidance relating to “Fair Value Measurements”, the Company determines the fair value of its investments in trading securities using quoted market prices in active markets for the same securities (Level 1 under the “Fair Value Measurements” guidance hierarchy (see Note 15). The Company determines the cost of trading securities sold by using the First-In-First-Out (“FIFO”) method. Purchases of, or proceeds from, the sale of trading securities are classified as cash flows from operating activities. The Company has adopted guidance relating to “The Fair Value Option for Financial Assets and Financial Liabilities” which allows the classification of purchases of, or proceeds from, the sale of trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company’s intent with respect to these securities.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Investment in Joint Venture

Investments in companies over which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor’s share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income. The investment is also adjusted to reflect the Company’s share of changes in the investee’s capital.

Impairment of long-lived assets

Impairment loss is recognized on a long-lived asset used in operations when indicators of impairment are present and the carrying amount of the long-lived asset is not recoverable from the undiscounted cash flows estimated to be generated by the asset and the asset’s carrying amount is less than its fair value. In determining fair value and future benefits derived from use of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets.  If the carrying value of the related asset exceeds its undiscounted future net cash flows, the carrying value is reduced to its fair value. Various factors including future charter rates and vessel operating costs are included in this analysis. The Company performed the undiscounted cash flow test as of December 31, 2011 and 2012 for its vessels held for use and determined that its vessels were not impaired.

Derivative financial instruments

Derivative instruments are  recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as either a component in other comprehensive income if specific hedge accounting criteria are met in accordance with guidance relating to  “Derivatives and Hedging”  or in earnings if hedging criteria are not met.

Earnings per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2011 and 2012, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted net income per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury method.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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

Recent accounting pronouncements

There are no recent accounting pronouncements that their adoption would have a material effect on the Company’s consolidated financial statements in the current year or expected to have an impact on future years.

3.	Inventories

Inventories consisted of the following:

	2011	2012
Lubricants	1,522,603	1,433,129
Victualling	218,141	173,883
Bunkers	865,791	205,624
Total	2,606,535	1,812,636

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2010	310,327,764	(53,056,940)	257,270,824
-Depreciation for the year	-	(17,979,750)	(17,979,750)
- -Purchase of vessels	16,121,360	-	16,121,360
Balance, December 31, 2010	326,449,124	(71,036,690)	255,412,434
-Depreciation for the year	-	(18,348,556)	(18,348,556)
- -Purchase of vessels	-	-	-
Balance, December 31, 2011	326,449,124	(89,385,246)	237,063,878
-Depreciation for the year	-	(17,385,608)	(17,385,608)
- -Sale of vessels	(19,318,073)	6,574,549	(12,743,524)
- -Purchase of vessels	-	-	-
Balance, December 31, 2012	307,131,051	(100,196,305)	206,934,746

During 2010, the Company acquired M/V “Aggeliki P” for a purchase price plus costs required to make the vessel available for use of $16,121,360. There were no purchases of vessels during 2011 and 2012.

There were no sales of vessels in 2010 or 2011. In February 2012, the Company decided to dispose of one of its vessels, M/V “Jonathan P”, which was sold in March 2012 for a gross price of $4,382,313. After sales commissions of 4%, which includes the 1% payable to our manager, and other sales expenses the Company recorded a loss of $8,568,234 from the sale of the vessel.

Vessels with a carrying value of $166.9 million are used as collateral under the Company’s loan agreements (see Note 9).

5.	Deferred Charges, net

“Deferred charges, net” consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses related to the filing of the Company’s shelf registration which was charged against the proceeds of our offering of the Company’s securities completed in 2012.

	2011	2012
Balance, beginning of year	599,374	697,951
Additions, deferred offering expenses	243,392	-
Amortization of loan arrangement fees	(144,815)	(135,981)
Deferred offering expenses reclassified to paid-in capital	-	(243,392)
Balance, end of year	697,951	318,578

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

6.           Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2011	As of December 31, 2012

Accrued payroll expenses	308,380	144,286
Accrued interest	115,682	117,605
Accrued general and administrative expenses	441,876	359,050
Accrued commissions	84,724	98,199
Other accrued expenses	708,932	424,486
Total	1,659,594	1,143,626

7.	Fair Value of Time Charters Acquired

M/V “Maersk Noumea” was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day, respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability. This amount was amortized over the duration of the charter. For the years ended December 31, 2010 and 2011, voyage revenue included $2,106,416 and $1,318,211, respectively, as amortization of the below-market rate charter for M/V “Maersk Noumea”. There was no remaining unamortized below market rate charter as of December 31, 2011 and 2012.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with Eurobulk Ltd. (“Manager” or “Management Company”), which is controlled by members of the Pittas family, whereby the Management Company provided technical and commercial vessel management for a fixed daily fee of an average of Euro 665 for 2010, Euro 700 for 2011 and Euro 685 for 2012 under the Company’s Master Management Agreement (see below).  Vessel management fees paid to the Management Company amounted to $4,892,006, $5,810,095 and $4,984,098 in 2010, 2011 and 2012, respectively.

An annual adjustment of the management fee due to inflation as provided under the management agreement takes effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company’s Master Management Agreement with Eurobulk - effective as of January 1, 2011 and with an initial term of five years until January 1, 2016 – was amended and renewed for five years on February 4, 2011 with effect from January 1, 2011.  The amended and restated Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each shipowning company has signed – and each future shipowning company when a vessel is acquired will sign - with Eurobulk a management agreement with the rate and term of these agreements set in the Master Management Agreement as in effect since January 1, 2011. The new agreement was further amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 (“volume discount”). As of December 31, 2012, there are 15 vessels in the Company’s fleet and 10 vessels in the fleet of the Company’s Euromar LLC joint venture.  The management fee was adjusted for inflation and agreed at 700 Euros per vessel per day for 2011 taking effect on January 1, 2011. Starting January 1, 2012, Euroseas  pays to Eurobulk a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up, after adjusting for inflation and taking into account a 5% volume discount as the number of vessels wholly or partly owned by Euroseas and managed by Eurobulk has been in excess of 20. In absence of the “volume discount”, the daily management fee is 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay up. For the year starting January 1st 2013 the management fee remains unchanged to the previous year’s level. These fees are recorded under “Related party management fees” in the “Consolidated statements of operations”.

In addition to the vessel management services, Eurobulk provides management services for the Company’s needs as a public company. In 2010, compensation for such services to the Company as a public company was $1,165,000. This fee was adjusted for inflation and agreed at $1,225,000 for 2011 and at $1,850,000 for 2012. Starting January 1, 2013, this fee was agreed at $1,900,000 to account for increased administration expenses and adjustment for inflation. These amounts are recorded in “Other general and administrative expenses” under “Operating expenses”.

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2012, the amount due from related companies was $4,948,443 while as of December 31, 2011, there was an amount due from related companies of $208,704. Based on the Master Management Agreement between Euroseas Ltd. and Euroseas’ shipowning subsidiaries and Eurobulk Ltd. an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to Eurobulk Ltd.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  Commission expenses for vessel sales for the year ended December 31, 2012 of $43,823 were recorded for the sale of M/V “Jonathan P”, this commission expense was paid to Eurochart in 2012. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $612,998, $766,304 and $641,104 in 2010, 2011 and 2012, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”); and with a crewing agent Technomar Crew Management Services Corp (“Technomar”). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $197,921 and $219,602 in 2010, $173,717 and $219,014 in 2011 and $130,699 and $217,141 in 2012, respectively.  These amounts are recorded in “Vessel operating expenses”.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consisted of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2011	December 31, 2012
Alterwall Business Inc./ Allendale Investments S.A	(a)	-	-
Xenia International Corp	(b)	2,420,000	-
Prospero Maritime Inc.	(c)	6,325,000	4,675,000
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(d)	7,000,000	6,000,000
Manolis Shipping Ltd.	(e)	7,120,000	6,480,000
Trust Navigation Corp. / Tiger Navigation Co.	(f)	2,200,000	2,000,000
Saf-Concord Shipping Ltd.	(g)	7,250,000	6,250,000
Eleni Shipping Ltd.	(h)	8,400,000	7,000,000
Pantelis Shipping Corp.	(i)	9,600,000	8,480,000
Aggeliki Shipping Ltd.	(j)	7,288,000	6,076,000
Noumea Shipping Ltd.	(k)	17,310,000	14,620,000
		74,913,000	61,581,000
Less: Current portion		(13,332,000)	(15,937,000)
Long-term portion		$61,581,000	$45,644,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2013	15,937,000
2014	12,862,000
2015	16,612,000
2016	12,170,000
2017	4,000,000
Thereafter	-
Total	$61,581,000

(a)
Allendale Investments S.A. and Alterwall Business Inc. drew $20,000,000 on May 26, 2005 against a loan facility for which they were jointly and severally liable.  The loan was  payable in twenty-four consecutive quarterly instalments of $1,500,000 each in the first year, $1,125,000 each in the second year, $775,000 each in the third year, $450,000 each in the fourth through sixth years and a balloon payment of $1,000,000 payable with the final instalment due in May 2011.  The interest was based on LIBOR plus 1.25% per annum as long as the outstanding loan amount remains below 60% of the fair market value (FMV) of M/V “Ninos” and M/V “Kuo Hsiung” and 1.375% if the outstanding loan amount was above 60% of the FMV of such vessels. Other covenants and guarantees are similar to the rest of the loans of the Company. This loan was paid in full as of May 2011.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(b)
This is an $8,250,000 loan drawn by Xenia International Corp. on June 30, 2006.  The loan is payable in twenty three consecutive quarterly installments consisting of $265,000 each and a balloon payment of $2,155,000 payable with the final quarterly installment due in March 2012. The interest is based on LIBOR plus a margin of 0.95%. The loan is secured with the following: (i) first priority mortgage over M/V “Anking”, (ii) first assignment of earnings and insurance of M/V “Anking”, (iii) a corporate guarantee of Euroseas Ltd., and (iv) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company’s vessels throughout the life of the facility. Other covenants and guarantees are similar to the rest of the loans of the Company. This loan was paid in full as of March 2012.

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

(d)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Alcinoe Shipping Ltd., owner of the M/V “Gregos”, became a guarantor to the loan in March 2007. Diana Shipping Ltd, owner of M/V “Irini” is a guarantor to this loan after M/V Gregos was sold in December 2009, cash collateral of $2,000,000 has been maintained with the bank in lieu of any repayment because of the sale. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which was due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%.

On April 5, 2013, an Addendum was signed by which the balloon payment of $5.0 million will be repaid by eight consecutive quarterly instalments of $200,000 each starting in February 2014 plus a balloon payment of $3,400,000 payable with the final quarterly instalment in November 15, 2015. The interest is based on LIBOR plus a margin of 5.30%. As of the November 1, 2013 and thereafter at any time throughout the repayment of the loan a minimum deposit of $400,000 is to be maintained with the bank. The loan is secured with the following: (i) first priority mortgage over M/V “Marinos” owned by Xingang Shipping Ltd, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V “Irini” owned by Diana Shipping Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(e)
This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007 The loan is payable in thirty-two consecutive quarterly instalments of $160,000 each, the first of which was due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly instalment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%.  The loan is secured with the following: (i) first priority mortgage over M/V “Manolis P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

On October 29, 2012, a supplemental agreement was signed that extended the loan by eight consecutive quarterly instalments of $250,000 each, plus a balloon payment of $3,000,000 payable with the final quarterly instalment on January, 15 2016. Under the same supplemental agreement, Tiger Navigation Corp., owner of m/v Tiger Bridge, SAF-Concord Shipping Ltd., owner of m/v Monica P, and Alterwall Business Inc., owner of M/V OEL Bengal, provided additional guarantees to this loan. The interest is based on LIBOR plus a margin of 5.00%.

(f)
This loan is a $15,000,000 loan originally drawn by Trust Navigation Corp. on November 1, 2007. The M/V “Ioanna P” secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Corp., one of the Company’s subsidiaries and the owner of M/V “Tiger Bridge”.  On such date, Tiger Navigation Corp. also granted the lender a first priority mortgage over M/V “Tiger Bridge” to secure the loan and its guarantee. The loan is payable in four consecutive quarterly instalments of $1,850,000 each, the first of which was due in February 2008, followed by four consecutive quarterly instalments of $750,000 each, followed by four consecutive quarterly instalments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly instalment in November 2010. The interest is based on LIBOR plus a margin of 0.90%. On October 29, 2010, Tiger Navigation Corp. agreed to re-finance the balloon payment of $2,400,000 to be paid in ten consecutive quarterly instalments of $50,000 each plus a balloon payment of $1,900,000 payable with the final instalment in April 2013. The interest rate is based on LIBOR plus 3.75%. The loan is secured with the following: (i) first priority mortgage over M/V “Tiger Bridge”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(g)
This loan is a $10,000,000 loan drawn by SAF-Concord Shipping Ltd. on January 19, 2009. The loan was payable in twenty consecutive quarterly instalments of $250,000 each, the first of which was due in April 2009, plus a balloon payment of $5,000,000 payable with the final quarterly instalment in January 2014. The interest was based on LIBOR plus a margin of 2.50%. The loan was secured with the following: (i) first priority mortgage over M/V “Monica P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account SAF-Concord Shipping Ltd. Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

9.           Long-Term Debt - continued

(h)
This loan is a $10,000,000 loan drawn by Eleni Shipping Ltd. on April 30, 2009. The loan is payable in 10 consecutive semi-annual instalments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last instalment in April 2014. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment. The loan is secured with the following: (i) first priority mortgage over M/V “Eleni P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Eleni Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(i)
This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan is payable in 32 consecutive quarterly instalments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last instalment in December 2017. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V “Pantelis”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

(j)
This loan is a $8,500,000 loan drawn by Aggeliki Shipping Ltd. on November 5, 2010. The loan is payable in 20 equal consecutive quarterly instalments of $303,000 each, with a $2.44 million balloon payment to be paid together with the last instalment in November 2015. The margin of the loan is 2.85% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V “Aggeliki P.”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

(k)
This loan is a $20,000,000 loan drawn by Noumea Shipping Ltd. on December 28, 2010. The loan consists of two tranches: Tranche A of $15,000,000 payable in 12 equal consecutive six-monthly instalments of $720,000 each with a $6.36 million balloon payment to be paid together with the last instalment in December 2016; and, Tranche B of $5,000,000 payable in 8 equal consecutive six-monthly instalments of $625,000 each running in parallel with Tranche A. The margin of both tranches is 2.65% above LIBOR, however, if the collateral vessel, M/V “Maersk Noumea”, does not have a charter, the margin of Tranche B becomes 4% above LIBOR and any balance remaining thereof, to be repaid not later that the original Tranche B Maturity, as an Interim Balloon.   The loan is secured with the following: (i) first priority mortgage over M/V “Maersk Noumea”, (ii) second priority mortgage over M/V “Aristides N.P.”, (iii) first assignment of earnings and insurance, (iv) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
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

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,920,111 and $9,926,011 as of December 31, 2011 and 2012, respectively, and are shown as “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2012, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2010, 2011 and 2012 amounted to $1,389,647, $2,046,420 and $1,841,245, respectively.

10.           Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the accompanying “Consolidated statements of operations.”

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the Company’s ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the “50% Ownership Test”, or, the stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, the “Publicly-Traded Test”. The management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the “Publicly-Traded Test” was satisfied for 2010, 2011 and 2012.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

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

(b)
Future minimum long-term time charter revenue net of commissions, based on non-cancelable time charter contracts as of December 31, 2012 will be $3.8 million for 2013 and $0.6 million for 2014 assuming the scheduled drydockings and special surveys (20-25 days every two and a half years) and one additional offhire day per quarter to account for any unscheduled off-hire time.

12.	Stock Incentive Plan

On October 25, 2007, the Board of Directors approved the Company’s 2007 Stock Incentive Plan (the “2007 Plan”, all the shares under this plan have been issued) and on June 15, 2010, the Company’s 2010 Stock Incentive Plan (the “2010 Plan”). The plans are administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 and 1,500,000 shares, respectively over 10 years after each plan’s adoption date. The persons eligible to receive awards under the Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

a)
On November 4, 2010, an award of 165,000 non-vested restricted shares, 15,000 shares under the 2007 Plan and 150,000 shares under the 2010 Plan, was made to 14 key persons of which 50% vested on November 16, 2011 and 50% vested on November 16, 2012; awards to officers and directors amounted to 100,000 shares and the remaining 65,000 shares were awarded to employees of Eurobulk.

b)
On November 4, 2011 an award of 290,000 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 50%  vested on July 1, 2012 and 50% will vest on July 1, 2013; awards to officers and directors amounted to 164,000 shares and the remaining 126,000 shares were awarded to employees of Eurobulk.

c)
On November 3, 2012 an award of 435,000 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 50% will vest on November 16, 2013 and 50% on November 16, 2014; awards to officers and directors amounted to 246,000 shares and the remaining 189,000 shares were awarded to employees of Eurobulk.

All non-vested restricted shares are conditional upon the grantee’s continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2011 and 2012 the non-vested restricted shares accrued dividends of $47,525 and $36,424, respectively. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The Company estimates the forfeitures of non-vested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $696,117, $568,488 and $671,381 for the years ended December 31, 2010, 2011 and 2012, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s non-vested shares as of December 31, 2012 and changes during the year ended December 31, 2012, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2012	372,500	$1,250,500
Granted	554,200	629,822
Vested	(300,300)	(879,648)
Forfeited	-	-
Non-vested on December 31, 2012	626,400	1,000,674

As of December 31, 2012, there was $644,206 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan and is expected to be recognized over a weighted-average period of 0.83 years. The total fair value at grant-date of shares vested during the year ended December 31, 2010, December 31, 2011, and December 31, 2012 was $609,175, $669,075, and $879,648, respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2010	2011	2012
Income:
Net income/(loss)	(6,605,850)	1,115,989	(13,198,741)
Basic earnings per share:
Weighted average common shares – Outstanding	31,636,633	31,794,381	38,950,100
Basic earnings/(loss) per share	(0.21)	0.04	(0.34)
Effect of dilutive securities
Non-vested incentive stock awards	-	51,699	-
Weighted average common shares – Outstanding	31,636,633	31,846,080	38,950,100
Diluted earnings /(loss) per share	(0.21)	0.04	(0.34)

 During 2010 and 2012, the effect of the non-vested stock awards was anti-dilutive.

In June 2012, the Company completed a shareholders rights offering of 13,852,094 shares of common stock at an issue price of $1.10 per share. The earnings/(loss) per share and the weighted average number of shares, basic and diluted, have been adjusted retroactively for years 2010 and 2011 to give effect to the bonus element of the shares associated with the rights offering.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

14.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2010	2011	2012
Voyage expense
Port charges and canal dues	578,520	304,951	442,783
Laid-up vessel re-activation costs	565,653	-	-
Bunkers	452,396	472,951	886,885
Total	1,596,569	777,902	1,329,668

Vessel operating expenses
Crew wages and related costs	12,144,125	14,137,227	13,864,535
Insurance	2,521,256	2,691,918	2,435,144
Repairs and maintenance	524,026	601,254	511,569
Lubricants	2,187,351	2,712,901	2,846,087
Spares and consumable stores	3,252,381	4,590,835	4,083,590
Professional and legal fees	113,202	111,043	137,047
Other	764,851	1,404,161	1,197,167
Total	21,507,192	26,249,339	25,075,139

Commission consisted of commissions charged by:

	Year ended December 31,
	2010	2011	2012
Third parties	1,331,475	2,206,663	2,032,599
Related parties (see Note 8)	612,998	766,304	641,104
	1,944,473	2,972,967	2,673,703

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, trading securities, derivatives including interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 16) do not qualify for accounting purposes as fair value hedges, under guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “Consolidated statements of operations.” As of December 31, 2012, the Company had three open swap contracts for a notional amount of $60.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2012, there were no customers with trade accounts receivable accounting for more than 10% of the customer’s 2012 hire revenues.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

Fair value of financial instruments

The Company follows guidance relating to “Fair value measurements”, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements.  This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company’s investments in trading securities and FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to “Fair value measurements”.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items.  As of December 31, 2011 and December 31, 2012 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company’s consolidated financial statements.

	Fair Value Measurement as of December 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$2,393,568	-	$2,393,568	-

	Fair Value Measurement as of December 31, 2011
	Total,	l (Level 1)	(Level 2)	(Level 3)
Assets
Trading securities	$27,473	$27,473	-	-
Liabilities
Interest rate swap contracts, current and long-term portion	$3,451,497	-	$3,451,497	-
Total		$27,473	$3,451,497

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

15.           Financial Instruments - continued

The estimated fair values of the Company’s financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2011 and 2012, due to their short-term maturity. The fair value of the Company’s long term borrowings approximates $58.9 million as of December 31, 2012 or $2.7 million less than its carrying value of $61.6 million. The fair value of the long term borrowings are  estimated based  on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the  long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy  due to their variable interest rate, being the LIBOR.

16.           Derivative Financial Instruments

The derivative losses for the period ended December 31, 2010, 2011 and 2012 arose from three interest rate swap contracts entered into in July 2008, 2009 and 2011 and a number of FFA contracts entered in December 2008, throughout 2009 and in July 2010 that did not meet the criteria for hedge accounting.

Interest rate swaps

Effective July 14, 2008, July 8, 2009 and January 21, 2011, respectively, the Company entered into three interest rate swaps with EFG Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $25.0 million for the first two contracts and $10.0 million for the last contract, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 3.99%, 2.88% and 2.29% on the three respective swaps based on the relevant notional amount; all contracts are net settled between Eurobank and the Company. The swaps are effective for five years from July 14, 2008 to July 14, 2013, from July 8, 2009 to July 8, 2014 and from January 21 2011 to January 21, 2016, respectively. The interest rate swaps did not qualify for hedge accounting as of December 31, 2011 and 2012.

Freight Forward Agreements (“FFA”)

In December 2008, the Company sold six FFA contracts on the Baltic Panamax Index (“BPI”) for calendar years 2009 and 2010 totaling 480 and 485 days, respectively, at an average time charter equivalent date of approximately $11,350 and $11,430 per day, respectively.  During 2009, the Company also sold and bought a number of additional FFA contracts on the BPI for certain periods of 2009 and calendar year 2010.

The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company received a payment if the average BPI for the month was below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month was greater than the contract rate the Company made a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

16.           Derivative Financial Instruments - continued

In 2010, the Company bought a “put” option contract on the BPI for 360 days with $16,500 per day striking price and sold a “call” option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. Options FFA contracts require an initial premium to be paid (if bought) or received (if sold) and are settled monthly like regular FFA contracts provided they are “in-the-money”. If Company sells an options contract it previously bought (or the opposite) the Company will record a profit or loss on the sale depending on whether the premium it received is higher than the premium it paid. During the year 2011 the Company closed the “put” and the call “options” resulting in a net gain on FFA contracts of $336,552.

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 15).

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2011	December 31, 2012

Interest rate swap contracts	Current liabilities – Derivatives	1,907,088	1,718,438

Interest rate contracts	Long-term liabilities – Derivatives	1,544,409	675,130

Total derivative liabilities		3,451,497	2,393,568

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
FFA contracts – Fair value	Change in fair value of derivatives	9,692,455	(574,336)	-
FFA contracts - Realized loss	Change in fair value of derivatives	(10,875,776)	910,088	(2,247)
Interest rate – Fair value	Change in fair value of derivatives	(1,468,650)	(76,516)	1,057,928
Interest rate contracts - Realized loss	Change in fair value of derivatives	(1,569,846)	(1,758,158)	(1,693,084)
Total loss on derivatives		(4,221,817)	(1,498,122)	(637,403)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

17.	Investment in Joint Venture

On March 25, 2010, the Company entered into a partnership (the “Joint Venture”) with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park’s investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône’s investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each,  for a total of $175 million. After March 25, 2012, Eton Park and Rhône have the option to convert part or all of their holdings in the Company’s stock at a conversion ratio based on the ratio of the net asset market values of the Company and the Joint Venture, or the ratio of the Company’s market value multiplied by 0.925 and the net asset market value of the Joint Venture whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative.   Management of the vessels and various administrative services pertaining to the vessels are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2012. These amounts are recorded in “Related party revenue” under “Revenues”.

During 2012, the Company contributed $3,750,000 and as of December 31, 2012, the Company has contributed $18.75 million. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, it is considered to have significant influence in the operations and management of Euromar LLC (see “Significant Accounting Policies” – Note 2).  The Company’s share of the results of operations of the Joint Venture is included in the “Consolidated statements of operations” as “Equity loss in joint venture”.  The Company’s share of the results of operations of the Joint Venture amounted to a loss of $(538,833), ($2,415) and ($1,219,692) for the years 2010, 2011 and 2012, respectively.  The Company’s investment in the Joint Venture is recorded in the “Consolidated balance sheets” at its book value which was $14,458,762 and $16,989,061 as of December 31, 2011 and 2012, respectively.

Summarized financial information for the Joint Venture is as follows:

	2010	2011	2012

Current assets	7,432,566	7,732,697	10,912,327
Long-term assets	167,386,946	217,878,004	242,007,329
Current liabilities	8,002,899	16,908,232	6,051,142
Long-term liabilities	65,834,481	107,737,239	127,316,330
Members’ contributions	105,750,000	105,750,000	132,000,000
Voyage revenue	4,479,908	29,233,585	27,428,223
Net revenue	4,367,197	28,107,669	26,216,805
Operating income / (loss)	(3,388,490)	6,357,218	(2,018,854)
Net loss	(4,017,868)	(16,902)	(8,413,047)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2011 and 2012 and for the
Years ended December 31, 2010, 2011 and 2012
(All amounts expressed in U.S. Dollars)

18.	Other Income

Income of $2,352,946 in 2010, $735,707 in 2011 and $254,604 in 2012 represents insurance proceeds consisting primarily of loss of hire insurance for the period M/V “Eleni P” was hijacked and unable to trade. The Company books such proceeds as other operating income when there is confirmation that its claim is accepted.

19.           Subsequent Events

a)
On February 14, 2012, the Board of Directors declared a cash dividend of $0.015 per Euroseas Ltd. common share.  Such cash dividend was paid on March 9, 2012 to the holders of record of Euroseas Ltd. common shares as of March 2, 2012.