Form 20-F/A
period 2012-12-31
EUROSEAS LTD.
filed 2013-05-30
CIK 1341170

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

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

[ ] Yes [ ] No

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012, originally filed with the Securities and Exchange Commission on April 30, 2013 (the "2012 Form 20-F"), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2012 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2012 Form 20-F, or reflect any events that have occurred after the 2012 Form 20-F was originally filed.

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
101
The following financial information from the Annual Report on Form 20-F of Euroseas Ltd. for the fiscal year ended December 31, 2012, filed with the SEC on April 30, 2013, formatted in Extensible Business Reporting Language (XBRL):

(1) Consolidated Balance Sheets as of December 31, 2011 and 2012;

(2) Consolidated Statements of Operations for the Years Ended December 31, 2010, 2011 and 2012;

(3) Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2010, 2011 and 2012;

(4) Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2011 and 2012; and

(5) Notes to Consolidated Financial Statements.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: May 30, 2013