Form 20-F
period 2013-12-31
EUROSEAS LTD.
filed 2014-04-30
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

  OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________________to _______________________

  OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-33283

EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 24 Maroussi Greece
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
45,723,255 common shares, $0.03 par value

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

Large accelerated filer	Accelerated filer	Non-accelerated filer
☐	☐	☒

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

☐ Yes ☐ No

TABLE OF CONTENTS

		Page

Forward-Looking Statements		1

Part I

Item 1.	Identity of Directors, Senior Management and Advisers	2
Item 2.	Offer Statistics and Expected Timetable	2
Item 3.	Key Information	2
Item 4.	Information on the Company	37
Item 4A.	Unresolved Staff Comments	54
Item 5.	Operating and Financial Review and Prospects	54
Item 6.	Directors, Senior Management and Employees	68
Item 7.	Major Shareholders and Related Party Transactions	74
Item 8.	Financial Information	77
Item 9.	The Offer and Listing	78
Item 10.	Additional Information	80
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	91
Item 12.	Description of Securities Other than Equity Securities	93

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	94
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	94
Item 15.	Controls and Procedures	94
Item 16A.	Audit Committee Financial Expert	96
Item 16B.	Code of Ethics	96
Item 16C.	Principal Accountant Fees and Services	97
Item 16D.	Exemptions from the Listing Standards for Audit Committees	97
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	97
Item 16F.	Change in Registrant's Certifying Accountant	97
Item 16G.	Corporate Governance	97
Item 16H.	Mine Safety Disclosure	98

Part III

Item 17.	Financial Statements	97
Item 18.	Financial Statements	97
Item 19.	Exhibits	97

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

Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to Euroseas Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent unit, or teu, in describing the size of our containerships in addition to dwt. Teu, expressed in number of containers, refers to the maximum number of twenty-foot long containers that can be placed on board. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.	Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five-year period ended December 31, 2013. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheets at December 31, 2012 and 2013, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials
	Year Ended December 31,
	2009	2010	2011	2012	2013
Income Statement Data
Voyage revenues	66,215,669	54,422,489	64,129,511	54,921,697	40,850,051
Related party revenue	-	-	240,000	240,000	240,000
Commissions	(2,433,776)	(1,944,473)	(2,972,967)	(2,673,703)	(1,936,381)
Net revenue	63,781,893	52,478,016	61,396,544	52,487,994	39,153,670
Voyage expenses	(1,510,551)	(1,596,569)	(777,902)	(1,329,668)	(1,537,898)
Vessel operating expenses	(23,763,480)	(21,507,192)	(26,249,339)	(25,075,139)	(25,191,250)
Drydocking expenses	(1,912,474)	(6,537,733)	(3,148,111)	(1,616,425)	(3,816,699)
Vessel depreciation(1)	(19,092,384)	(17,979,750)	(18,348,556)	(17,385,608)	(19,983,772)
Related party management fees	(5,074,297)	(4,892,006)	(5,810,095)	(4,984,098)	(4,891,024)
Other general and administration expenses	(3,640,534)	(3,026,941)	(2,986,507)	(3,661,426)	(3,542,619)
Impairment loss	-	-	-	-	(78,207,462)
Net loss on sale of vessels	(8,959,321)	-	-	(8,568,234)	(1,935,019)
Other operating income	-	2,352,946	735,707	254,604	-
Operating income / (loss)	22,429	(709,229)	4,811,741	(9,878,000)	(99,952,073)
Interest and other financing costs	(1,437,637)	(1,498,216)	(2,191,235)	(1,977,226)	(1,845,776)
Interest income	1,123,317	538,820	248,892	484,886	387,292
Equity loss in joint venture	-	(538,833)	(2,415)	(1,219,692)	(2,023,191)
Other (loss) / income	(15,335,613)	(4,398,392)	(1,750,994)	(608,709)	8,921
Net (loss) / income	(15,627,504)	(6,605,850)	1,115,989	(13,198,741)	(103,424,827)
Balance Sheet Data
Current assets	58,933,240	46,404,826	38,877,587	45,070,412	16,951,998
Vessels, net	257,270,824	255,412,434	237,063,878	206,934,746	105,463,737
Deferred assets and other long term assets	7,214,230	5,399,374	5,747,951	9,318,578	7,572,753
Investment in joint venture	-	14,461,167	14,458,752	16,989,061	21,215,870
Total assets	323,418,294	321,677,801	296,148,168	278,312,797	156,616,354
Current liabilities including current portion of long term debt	30,443,552	25,214,542	21,101,011	27,367,521	18,812,413
Long term debt, including current portion	71,515,000	88,385,000	74,913,000	61,581,000	45,644,000
Total liabilities	91,965,031	102,982,809	84,226,420	68,686,651	51,914,272
Common shares outstanding	30,849,711	31,002,211	31,167,211	45,319,605	45,723,255
Share capital	925,492	930,067	935,017	1,359,586	1,371,698
Total shareholders' equity	231,453,263	218,694,992	211,921,748	209,626,146	104,702,082
Other Financial Data
Net cash provided by operating activities	7,837,660	12,748,989	17,317,673	8,513,106	4,031,889
Net cash (used in) / provided by investing activities	(45,598,765)	(29,206,844)	1,896,435	(3,505,057)	(7,879,468)
Net cash provided by / (used in) financing activities	4,894,463	9,746,824	(22,282,763)	(2,837,952)	(18,127,144)

Euroseas Ltd. – Summary of Selected Historical Financials (continued)

Earnings / (loss) per share, basic and diluted	(0.50)	(0.21)	0.04	(0.34)	(2.28)
Dividends declared	10,779,609	6,848,536	8,457,722	4,437,984	2,067,570
Cash dividends / return of capital, declared per common share	0.35	0.22	0.27	0.125	0.045
Weighted average number of shares outstanding during period, basic(4)	31,379,516	31,636,633	31,794,381	38,950,100	45,442,841
Weighted average number of shares outstanding during period, diluted(4)	31,379,516	31,636,633	31,846,080	38,950,100	45,442,841

	2009	2010	2011	2012	2013
Other Fleet Data (2)
Number of vessels	16.30	15.53	16.00	15.21	14.56
Calendar days	5,949	5,669	5,840	5,566	5,313
Available days	4,983	4,953	5,700	5,521	5,185
Voyage days	4,724	4,914	5,497	5,280	4,961
Utilization Rate (percent)	94.8%	99.2%	96.4%	95.6%	95.7%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	13,698	11,201	11,525	10,155	7,945
Vessel Operating Expenses	3,979	3,794	4,495	4,507	4,741
Management Fees	853	863	995	895	921
G&A Expenses	612	534	511	657	639
Total Operating Expenses excluding drydocking expenses	5,444	5,191	6,001	6,058	6,301
Drydocking expenses	321	1,153	539	290	718

(1)  Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years. The effect of this change of estimates added $3.4 million to the Company's depreciation expenses during the fourth quarter of 2013, or, $0.08 loss per share, basic and diluted. The depreciation expense for the year ended December 31, 2013, after the change in the estimated useful life of its containerships, amounted to $19.98 million. The depreciation expense for the year before the change in the estimates would have been $16.61 million.

(2)  For the definition of calendar days, available days, voyage days and utilization rate see "Item 5.A-Operating Results".

(3) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also Item "5.A Operating Results").

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	2009	2010	2011	2012	2013
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	66,215,669	54,422,489	64,129,511	54,921,697	40,850,051
Loss of hire insurance income (*)	-	2,214,179	-	-	-
Voyage expenses	(1,510,551)	(1,596,569)	(777,902)	(1,329,668)	(1,537,898)
Time Charter Equivalent or TCE Revenues	64,705,118	55,040,099	63,351,609	53,592,029	39,312,153
Voyage days(*)	4,724	4,914	5,497	5,280	4,961
Average TCE rate(*)	13,698	11,201	11,525	10,155	7,924

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

Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this annual report, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for, and ownership of, our common stock. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and common stock price. The following risk factors describe the material risks that are presently known to us.

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

During 2011, BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) ranged from a minimum of 1,043 to a maximum of 2,173 and closed the year at 1,738 as of December 31, 2011. During 2012, the BDI has continued its volatility, falling as low as 647, then gradually rising to 1162 in July 2012 before declining again, finally closing the year at 699. During 2013, the BDI started rising gradually from 699 to a peak of 2,125 in mid-October, then after a decline to 1,484, increased again to close the year at 2,247. This increase in the index was primarily due to more iron ore going to China. The year 2014 started with a decline at close to 1,100 by the end of January followed by a rebound to above 1,500 by March and retreat to about 1,250 by the beginning of April. The volatility in dry bulk charter rates are due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries, especially in the Capesize and Panamax segment. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially, given the large number of scheduled newbuilding deliveries.

Containership rates, having reached historically low levels in 2009, recovered throughout 2010 and the beginning of 2011 (with an exception of a decline during December 2010) peaking in during April 2011. During the remainder of 2011, rates declined again finishing the year about 26% below their level as of December 31, 2010. During 2012, 2013 and the beginning of 2014 rates remained depressed at same low levels as of the end of 2011.

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

We anticipate that the future demand for our drybulk and container vessels and the charter rates of the corresponding markets will be dependent upon economic recovery in the United States, Europe and Japan, among other economies, as well as continued economic growth in China, India and the overall world economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.

An over-supply of drybulk carrier and containership capacity may lead to further reductions in charter hire rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.

The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order recently reached historic highs and remains high by historical standards. The drybulk vessel newbuilding deliveries peaked during 2012 despite a number of order cancellations and delivery delays and continue high in 2013. The containership newbuildings are also expected to continue being delivered in significant numbers over the next couple of years, although at a lower rate than in 2011. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet has increased by 8.4% during 2011, by 6.1% during 2012 and by 5.4% during 2013, while 2014 started with an increase around 2% compared to 2013. For instance, given that as of April 1 2014, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet was approximately 17.3 million teu with approximately 3.7 million teu, or, about 21% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2014, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 733.6 million dwt with 157.8 million dwt, or, about 22% of the present fleet capacity was on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our drybulk carriers' and containerships' current charters, when the charters of our vessels are currently scheduled to expire, we may only be able to re-charter those drybulk carriers and containerships at reduced or unprofitable rates or we may not be able to charter these vessels at all. Some of the containership charters we renewed or concluded during 2011, 2012, 2013 and 2014 were at unprofitable or marginally profitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  If the current market conditions continue, our vessels, especially our containership carriers, will continue to face unprofitable or marginally profitable charter rates and, even, experience difficulties in securing employment. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect the global container trade. Rates fell significantly, declining to below the late 2001 ten-year lows. In 2010 containership charter rates improved but remained below long-term averages, but that improvement was not sustainable and charter rates declined again in 2011 and remained low throughout 2012 and 2013. The factors affecting the supply and demand for containerships and bulk carriers and supply and demand for products shipped in containers or bulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry in general;
•	supply of drybulk and container vessels, including newbuildings;
•	demand for drybulk and container vessels;
•	types and sizes of vessels;
•	scrap values;
•	other modes of transportation;
•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates.

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

Despite the efforts of the European Council in 2011, 2012 and 2013 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.

The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, sharply in the second half of 2011, and continued to be weak throughout 2012 and 2013, especially for medium to smaller size containerships.  Freight rates stabilized toward the end of 2012, remained at similar levels in 2013, continued to decline in early 2014 and currently remain below historical averages, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

The drybulk and containership industries are highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The drybulk and containership industries are highly competitive, capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we will have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

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

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available if needed and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

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

Environmental requirements can also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise is connection with our operations.  We could also b become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations.  Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and others sanctions, including in certain instances, seizure or detention of our vessels.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). During 2010, 2011, 2012 and 2013, fuel prices increased again approaching their 2008 levels and remained high fueled by political uncertainties in several parts of the world. Any increases in the price of fuel may adversely affect our profitability, especially if such increases are combined with lower drybulk and containership rates.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Egypt, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005, on Mumbai, India in December 2008 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq, Afghanistan, Libya, Yemen, Syria amongst other countries may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

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

We may have difficulty securing profitable employment for our vessels as their charters expire in the currently depressed containership market.

Each of our ten containerships is currently deployed on time charters, with the time charters for nine of our vessels scheduled to expire during 2014. Given the current depressed state of the containership charter market, especially for medium to smaller sized vessels, we may be unable to re-charter these vessels at attractive rates, or at all, when their charters expire. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

As of April 25, 2014, Friends Investment Company Inc. owns approximately 29.8% of our outstanding shares of our common stock and unvested incentive award shares, which may limit other shareholders' ability to influence our actions.

As of April 25, 2014, Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 29.8% of the outstanding shares of our common stock and unvested incentive award shares. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of April 25, 2014, funds advised by 12 West Capital Management LP owned approximately 19.4% of our outstanding common stock and unvested incentive award shares, and funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company, owned shares of our Series B Convertible Perpetual Preferred Shares, to which we will refer at the Series B Preferred Shares, that are convertible into 22.0% and 5.0%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transaction without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

If our Euromar joint venture partners exercise their conversion rights, they may own a significant percentage of our stock and may have representatives on our Board of Directors, thus enabling them to influence our actions.

Our joint venture agreement, or the Joint Venture, to form Euromar LLC, a Marshall Islands limited liability company, or Euromar, includes the option by Eton Park Capital Management, L.P., or Eton Park, and an affiliate of Rhône Capital III L.P., or Rhône, exercisable in certain instances and at any time after the two year anniversary of the Joint Venture on March 25, 2012, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity provided that the net asset value of each entity is positive.  Depending on the values of each entity at the time of conversion, our joint venture partners may end up owning a majority of our common shares.  In addition, depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased for so long as the respective ownership thresholds are met.  As part of the Joint Venture, Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares of the Company in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  As a result of the foregoing, upon exercise of their conversion rights Eton Park and Rhône may be able to influence our actions.

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

Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk currently manages vessels for Euromar, our joint venture entity established with companies managed by Eton Park and affiliates of Rhône, and three vessels that are not owned by either Euroseas or Euromar, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers and containerships vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership that any of them may consider for acquisition in the future. In addition, Mr. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Mr. Pittas, and any of their respective affiliates, could acquire such vessels.

As part of our Joint Venture, Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.

As part of our Joint Venture, Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.  For example, under certain circumstances, Euroseas may be prevented from directly acquiring a vessel if Euromar elects to purchase such vessel. Euroseas may be prevented from selling a vessel if Euromar elects to sell a similar vessel and/or Euroseas may be prevented from chartering a vessel to a third party if Euromar elects to charter a similar vessel to such third party.  As a result of these arrangements, we may be unable to take advantage of favorable opportunities in the market with respect to the vessels in our fleet.

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

We may not be able to pay dividends.

Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.015 per share was declared in August 2013 for the results of the second quarter of 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid.  We may not resume dividend payments as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. Our Series B Preferred Shares provide that we must pay a cash dividend to holders of the Series B Preferred Shares in an amount equal to 40% of any dividend we pay on our common shares on an as-converted-basis in addition to payment in cash (and not "Payment-In-Kind") of the dividend of the Series B Preferred Shares that is payable at the time except if the dividend payable to the Series B Preferred Shares is 0% in which case we will pay a the greater of a cash dividend of 5% and 40% of the common share dividend on an as-converted-basis.  This provision may be an important factor when our Board of Directors determine whether to declare dividends on our common shares. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2013, we had total bank debt of approximately $45.64 million. As of March 31, 2014, we had repaid $1.19 million of our total bank debt leaving us with total bank debt of $44.45 million. Our indebtedness was increased by an additional $8 million due to a new loan we took on February 2, 2014. Our debt repayment schedule as of December 31, 2013 plus required repayments for the new loan we took in February of 2014 requires us to repay $32.10 million of debt during the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

The current low containership charter rates and values and any future declines in these rates may affect our ability to comply with various covenants in our secured loan agreements, and may cause us to incur impairment charges or to incur a loss if vessel values are low at a time when we are attempting to dispose of a vessel.

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of containerships is sensitive, among other things, to changes in the containership charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the containership market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly or we lose the benefit of the existing time charter arrangements for any of our vessels and cannot replace such arrangements with charters at comparable rates, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. In fact, we expect to take delivery of a secondhand vessel we agreed to acquire in May 2014 and two newbuilding orders in 2015 and 2016. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.

We intend to grow our business through the acquisition of our contracted two newbuilding vessels and we may make selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

•	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

•	quality or engineering problems;

•	bankruptcy or other financial crisis of the shipyard;

•	a backlog of orders at the shipyard;

•	disputes between us and the shipyard regarding contractual obligations;

•	weather interference or catastrophic events, such as major earthquakes or fires;

•	our requests for changes to the original vessel specifications or disputes with the shipyard; or

•	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

In addition, we may seek to terminate a newbuilding contract due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement if the charter agreement does not prevent substitution of the vessel or if a substitute vessel is unavailable from our fleet.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions or enter into newbuilding contracts at favorable prices. During periods when charter rates are low, we may be unable to fund the acquisition of newbuilding vessels, whether through lending or cash on hand. For these reasons, we may be unable to execute our growth plans or avoid significant expenses and losses in connection with our future growth efforts.

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

As of April 25, 2014, all of the vessels in our fleet are employed under time charters with remaining terms ranging from less than one month to 12 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts or voyage charters represents approximately 42% of our vessel capacity in the remainder of 2014 and 2% of our capacity in 2015.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. During parts of 2009 and 2010, three of our containerships were laid-up. All of our vessels are currently employed but we may be forced to lay up vessels if rates drop to very low levels for prolonged periods of time. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions.  The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel due to increased requirements for repairs and maintenance. As of April 25, 2014, the average age of our fleet was approximately 19 years. Thus, as our fleet ages, we will incur increased costs. In addition, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

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

As of April 25, 2014, the vessels in our current fleet had an average age of approximately 19 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 25, 2014, the vessels in our current fleet had an average age of approximately 19 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels profitably during the remainder of their useful lives, which could adversely affect our earnings. As of April 25, 2014, eight of our vessels are over 18 years of age.

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

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel except in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

For example risks associated with the radioactive fallout from the Fukushima power plant following the earthquake and resulting tsunami on March 11, 2011 in Japan are specifically excluded from both normal P&I and Hull Insurance and we cannot guarantee that appropriate insurance is available for such matters on the market either on appropriate terms or at all.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I associations or clubs.  P&I associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members.  The objective of a P&I association is to provide mutual insurance based on the aggregate tonnage of a member's vessels entered into the association.  Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association.  We cannot assure you that the P&I association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.  Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other P&I associations with which our P&I association has entered into inter-association agreements.

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

We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers especially vulnerable to such attacks. The number of pirate attacks against vessels worldwide dropped slightly during 2011 and more notably during 2012 and significantly during 2013.

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

If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. When our vessels are the targets of such incidents (see preceding risk factor), this could result in loss or damage of our vessels and a loss of operating revenue. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism such as Cuba, Iran, Sudan and Syria. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. government has recently lifted certain sanctions with respect to Libya and expanded existing sanctions with respect to Iran.

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

With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S.capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S.ports for up to two years.

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

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

We generate all our revenues in U.S. dollars, but we incur approximately 36% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 7% in 2013 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

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

We have historically derived a significant part of our revenues from a small number of charterers. During 2013, approximately 45% of our revenues derived from our top five charterers. During 2012 and 2011, approximately 50% and 55%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We are a Marshall Islands corporation, and our subsidiaries are incorporated in jurisdictions outside of the United Stated. Our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. In addition, the protection afforded minority shareholders in the Marshall Islands is different than those offered in the United States.

Risk Factors Relating To Our Common Stock

The trading volume for our common stock has been low, which may cause our common stock to trade at lower prices and make it difficult for you to sell your common stock.

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

The market price of our common stock has dropped below $5.00 per share, and the last reported sale price on the NASDAQ Global Select Market on April 25, 2014 was $1.21 per share. If the market price of our common stock remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

Our Amended and Restated Articles of Incorporation, Bylaws and Shareholders' Rights Plan contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

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

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.  On March 25, 2010, we entered into the Joint Venture to form Euromar.  The Joint Venture provides our joint venture partners the option, exercisable in certain instances and at any time after March 25, 2012, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity. Depending on the value of each entity at the time of exercise of the conversion, it is possible that our joint venture partners will be able to convert their equity interests in Euromar into a majority of our common shares.

On January 27, 2014 the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for expected net proceeds of approximately $29 million.

On March 11, 2014 the Company entered into an agreement to sell 11,164,868 shares of its common stock shares in a private placement to 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, two funds for which 12 West Capital Management LP is the investment manager, for aggregate net proceeds of approximately $14.4 million.

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

Our Series B Preferred Shares are senior obligations of ours and rank prior to our common stock with respect to dividends, distributions and payments upon liquidation, which could have an adverse effect on the value of our common stock.

The rights of the holders of our Series B Preferred Shares rank senior to the obligations to holders of our common shares. Upon our liquidation, the holders of Series B Preferred Shares will be entitled to receive a liquidation preference of $1,000 per share, plus all accrued but unpaid dividends, prior and in preference to any distribution to the holders of any other class of our equity securities, including our common shares. The existence of the Series B Preferred Shares could have an adverse effect on the value of our common shares.

Market interest rates may adversely affect the value of our preferred stock.

One of the factors that will influence the price of our preferred stock will be the dividend yield on the preferred stock (as a percentage of the price of our preferred stock, as applicable) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our preferred stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our preferred stock to decrease.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical state law in the United States, such as Delaware, and shareholders may have difficulty in protecting their interests with regard to actions taken by our Board of Directors.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and Development of the Company

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 25, 2014, our fleet consisted of ten containerships and four drybulk carriers (comprised of three Panamax drybulk carriers and one Handymax drybulk carrier), two newbuildings and one Panamax drybulk carrier which we agreed to purchase and which is expected to be delivered in May 2014. The total cargo carrying capacity of the ten containerships is 262,988 dwt and 17,587 teu and of the four drybulk carriers is 262,074 dwt and including the additional drybulk Panamax vessel which we have agreed to purchase and our two newbuilding, the total cargo capacity of our drybulk vessels is 465,540 dwt. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased seventeen additional vessels since June 2005, of which we sold three in 2009 and one in 2012 and two in 2013.

On August 25, 2005, we raised approximately $17.5 million in net proceeds from the private placement of our securities to a number of institutional and accredited investors, or the Private Placement. In the Private Placement, we issued 2,342,331 shares of common stock at a price of $9.00 per share (adjusted for the 1-for-3 reverse split of our common stock effected on October 6, 2006), as well as warrants to purchase an additional 585,589 shares of common stock. The warrants expired in 2010.

On February 5, 2007, we raised approximately $43.3 million in net proceeds from a follow-on common stock offering. On July 5, 2007, we raised approximately $73.0 million in net proceeds from a follow-on common stock offering.  On November 9, 2007, we raised approximately $93.6 million in net proceeds from a follow-on common stock offering.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.  On June 22, 2012, we raised approximately $14.9 million in net proceeds from a shareholders' rights offering of common stock. On January 27, 2014 we raised approximately $29 million from the sale of 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, and on March 14, 2014 we raised approximately $14.4 million from the sale of 11,164,868 shares of common stock to funds managed by 12 West Capital Management LP.

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

Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

B.      Business Overview

Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports.  Please see information in the section "Our Fleet", below. During 2009, 2010, 2011, 2012 and 2013 we had a fleet utilization of  94.8%, 99.2%, 96.4%, 95.6% and 95.7%, respectively, our vessels achieved daily time charter equivalent rates of $13,698, $11,201, $11,525, $10,155 and $7,945, respectively, and we generated revenues of $66.22 million, $54.42 million, $64.13 million, $54.92 million and $40.85 million, respectively.

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

Our Fleet

As of April 25, 2014, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built (*)	Employment (**)	TCE Rate ($/day)
Dry Bulk Vessels
EIRINI P	Panamax	76,466		2004	N/A
PANTELIS	Panamax	74,020		2000	TC 'til Feb 2015	Hire 105% of Average BPI 4TC
ELENI P	Panamax	72,119		1997	TC 'til Oct 2014	Hire 97% of Average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC 'til May 2014	$7,500
MONICA P	Handymax	46,667		1998	TC 'til Sep 2014	$7,500
Hull Number DY 160	Ultramax	63,500		2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Total Dry Bulk Vessels	9	465,540
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC 'til Apr 2015	$8,000
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC till Jun 2014 +6 months in Charterers Option	$6,800 $9,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC 'til Sep 2014	$6,950
DESPINA P	Handy size	33,667	1,932	1990	TC 'til Sep 2014	$6,950

CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC 'til Jun 2014	$6,500
MARINOS	Handy size	23,596	1,599	1993	TC 'till May 2014	$7,150
JOANNA	Handy size	22,301	1,732	1999	TC 'till Jun 2014	$7,500
MANOLIS P	Handy size	20,346	1,452	1995	TC 'til May 2014	$7,200
NINOS	Feeder	18,253	1,169	1990	TC 'til Oct 2014	$8,200
KUO HSIUNG	Feeder	18,154	1,169	1993	TC 'til Jul 2014	$7,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	17	728,528	17,587

(*) For newbuilding contracts, it represents the expected year of delivery.
(**) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

We plan to expand our fleet by investing in vessels in the drybulk and containership markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 25, 2014, all of our containerships and all of our bulkers except the one we are taking delivery of in May 2014 are employed under time charters or pool agreements.

As of April 25, 2014, approximately 42% of our ship capacity days in the remainder of 2014 and approximately 2% of our ship capacity days in 2015, are under time charter.

In "Critical Accounting Policies – Impairment of vessels" below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we may not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2012 and 2013, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2012	Carrying Value as of December 31, 2013
Dry Bulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$21.97 (1)	$20.34 (2)
ELENI P	72,119	Mar-2009	$13.66 (1)	$12.43 (2)
IRINI	69,734	Oct-2002	$2.74	-
ARISTIDES N.P.	69,268	Sep-2006	$12.31 (1)	$10.45 (2)
MONICA P	46,667	Jan-2009	$13.61 (1)	$12.48 (2)
Total Dry Bulk Vessels	331,808		$64.29	$55.70

Multipurpose Dry Cargo Vessels	(dwt/teu)
ANKING	22,568 / 950	Apr-2006	$7.06 (1)	-
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$42.88 (1)	$13.00 (3)
TIGER BRIDGE	2,228	Oct-2007	$15.86 (1)	$3.75 (3)
AGGELIKI P	2,008	Jun-2010	$14.15 (1)	$7.50 (3)
DESPINA P	1,932	Aug-2007	$11.90 (1)	$3.85 (3)
CAPTAIN COSTAS	1,742	Jun-2007	$16.31 (1)	$3.75 (3)
MARINOS	1,599	Nov-2006	$12.10 (1)	$2.95 (3)
MANOLIS P	1,452	Apr-2007	$13.23 (1)	$3.75 (3)
NINOS	1,169	Feb-2001	$4.40 (1)	$2.65 (3)
JOANNA	1,732	Jul-2013	-	$5.81
KUO HSIUNG	1,169	May-2002	$4.75 (1)	$2.75 (3)
Total Container Carriers	17,587		$135.58	$49.76
Fleet Total			$206.93	$105.46

 (1) Indicates container and drybulk vessels for which we believe, as of December 31, 2012, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2012.  We believe that the aggregate carrying value of these vessels, assessed separately, of $204.19 million as of December 31, 2012 exceeds their aggregate basic charter-free market value of approximately $83.50 million by approximately $120.69 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believed that the carrying values of our vessels as of December 31, 2012 were recoverable.

(2)  Indicates drybulk vessels for which we believe, as of December 31, 2013, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2013.  We believe that the aggregate carrying value of these vessels, assessed separately, of $55.70 million as of December 31, 2013 exceeds their aggregate basic charter-free market value of approximately $49.00 million by approximately $6.70 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2013 are recoverable.

(3) Indicates vessel impaired as of December 31, 2013 and written down to its estimated fair value.

We note that all of our drybulk vessels and all of our container vessels are currently employed under time charter contracts of lengths from less than one to 12 months under the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".

Recent Developments

In March 2014, we agreed in principle, subject to final documentation and certain closing conditions, to acquire two newbuilding vessels of 82,000 dwt each for approximately $59 million.  Delivery of the vessels is expected in the fourth quarter of 2015 and 2016, respectively.

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

Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed by Eurobulk. Our Master Management Agreement was amended and restated as of January 1, 2014 and its term extended until January 1, 2019; as of January 1, 2012 it reflect a 5% discount of the daily vessel management fee during any period during in which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"), and to incorporate adjustment to the fixed annual fee to compensate for increased costs and recognize Eurobulk's achievement of keeping our general and administrative costs lower than those of our peers. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobulk.

During 2013, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $1,900,000 and a management fee of 685 Euros per vessel per day for any vessel operating and 50% (i.e. 342.5 Euros) of that for any vessel laid-up.  The management fee is adjusted annually for inflation every January 1st. There was no adjustment for inflation on January 1, 2014. Starting January 1, 2014, we pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up, taking into account the 5% volume discount. In the case of newbuilding vessel contracts, the same management fee of 685 Euros begins when construction of the vessels actually begins.  In absence of the "volume discount", the daily management fee will be 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up.

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

•
Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 19 years during 2013, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,301 per day for the year ended December 31, 2013. We consider this amount to be among the lowest of the publicly listed drybulk or containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2013, our operational fleet utilization was 98.9% down from 99.4% in 2012 while our commercial utilization rate increased from 96.2% in 2012 to 96.8% in 2013. Our total fleet utilization rate in 2013 was 95.7%.

•
Strong Relationships with Customers and Financial Institutions. We believe ourselves as well as Eurobulk and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of their long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family helps us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels.

•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and developments present themselves. We continue to be focused on purchasing well-maintained secondhand vessels, which should provide a significant value proposition. However, we will also consider purchasing newbuildings or newbuilding resales if the value proposition exists at the time as exhibited by our purchase of two newbuilds in late 2013.

•
Maintain Balanced Employment. We intend to strategically employ our fleet between longer term time charters, i.e. charters with duration of more than a year, and shorter term time or spot charters, if possible. We actively pursue longer term time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use Freight Forward Agreement ("FFA") contracts – as a substitute for time charter employment - to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. Our mix of short and long term charters is also based on our expectations about future market prospects; when we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts, while when we expect market to weaken we try to increase the percentage of our fleet employed in longer term contracts. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 25, 2014, on the basis of our existing time charters and pooling arrangements, approximately 42% of our vessel capacity in the remainder of 2014 and approximately 2% in 2015 are fixed, which will help protect us from market fluctuations, enable us to make principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2013 calls for a reduction of more than 28% of our debt by the end of 2014 and an additional reduction of more than 36% by the end of 2015 for a total of more the 64% reduction over the two years, excluding any new debt that we assumed or may assume. We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and continue pay dividends to our shareholders.

Our Customers

Our major charterer customers during the last three years include Maersk Lines, Klaveness (Baumarine and Bulkhandling shipping pools), Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM, Gold Star Line, MSC and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2013 includes one of our top five customers from 2012 and 2011 (Klaveness). Our top five customers accounted for approximately 45% of our revenues in 2013, 50% of our revenues in 2012 and 55% of our total revenues in 2011. In 2013, Morgan Stanley, MSC and Noble accounted for 10.5%, 10.16% and 9.7%, of our revenues, respectively, in 2012, Maersk Lines, Klaveness and Orient Express Lines accounted for 11.75%, 10.71% and 5.42%, respectively, of our revenues; and in 2011, Maersk Lines, Klaveness, and Hongxiang Shipping accounted for 15.73%, 13.59% and 8.96%, of our revenues respectively. As of December 31, 2013, we do not have any material trade receivable from any of our customers that accounted more than 10% of the customer's revenues during 2013. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.

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

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through the use of Eurochart S.A., or Eurochart, an affiliated brokering company who negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of drybulk carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sector. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (NYSE: NM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB), Paragon Shipping Inc. (NASDAQ: PRGN), Globus Maritime Limited (NASDAQ: GLBS), Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE), Box Ships Inc. (NYSE: TEU), Diana Containerships Inc. (NYSE: DCIX) and Goldenport Holdings Inc. (LSE: GPRT).

Seasonality

Coal, iron ore and grains, which are the major bulks of the drybulk shipping industry, are somewhat seasonal in nature. The energy markets primarily affect the demand for coal, with increases during hot summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. The demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, reduce their level of production significantly during the summer holidays. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) are located in the southern hemisphere, harvests occur throughout the year and grains require drybulk shipping accordingly.

The containership industry's seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe, Japan and others. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period of time, container shipping rates are higher and, as a result, the charter rates for containerships are higher. However, fluctuations due to seasonality in the container shipping industry are much less pronounced than in the drybulk shipping industry.

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

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands were also designated as an ECA. Applicable areas of the U.S. Caribbean Sea  were designated as an ECA effective January 1, 2014.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

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

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  At the MEPC meeting held from March to April 2014, amendments to Annex IV were adopted which address the date on which Tier III Nitrogen Oxide ("NOx") standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designated for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. It is expected that on September 1, 2015, the amendments will enter into force.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.  The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.

The operation of our ships is also affected by the requirements set forth in Chapter IX of SOLAS, which sets forth the IMO's International Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 -states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force, but it is close.  Many of the implementation dates originally written in the BWM Convention have already passed, so on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing vessels', and delayed the date for installation of ballast water management systems on vessels until the first renewal survey following entry to force of the convention. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels.  When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could be significant.

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

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management (BOEM) proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

The EPA and U.S. Coast Guard ("USCG") have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels ("VGP").  For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent ("NOI") at least 30 days before the vessel operates in U.S. waters.  On March 28, 2013, the EPA re-issued the VGP for another five years.  This VGP took effect on December 19, 2013.  The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG is in the process of approving specific technologies.

USCG has set up more stringent law, requiring ships with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows:

•	Ballast capacity 1,500-5,000m3 - 1st drydock after January 1, 2014

•	Ballast capacity above 5,000m3 - 1st drydock after January 1, 2016

All our vessels have ballast capacities over 5,000m3 and those trading in the U.S. are the vessels that will have to install water ballast treatment plants at their first drydock after January 1, 2016.

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

 Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change ("UNFCCC"), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted in July 2011, entered into force. Currently operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile, as outlined in the EEDI, apply to new ships. These requirements could cause us to incur additional compliance costs.

International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions were not regulated through the IMO or the UNFCCC by December 31, 2011.

The European Union has proposed legislation that would require the monitoring and reporting of greenhouse gas emissions from marine vessels. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering petitions from the California Attorney General and various environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.

Any passage of climate change legislation or other regulatory initiatives by the European Union, United States, IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our businesses may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 would enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 entered into force on August 20, 2013.  The ratification of MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the U.S. Environmental Protection Agency (EPA).

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS). In 2012, the IACS issued draft harmonized Common Structure Rules, that align with IMO goal standards, and were expected to be adopted in 2013.  Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

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

The following table lists the drydocking or special survey for the vessels in our current fleet.

Vessel	Next	Type

NINOS	July 2015	Special Survey
MARINOS	March 2016	Drydocking
ARISTIDES N.P.	March 2016	Drydocking
KUO HSIUNG	July 2016	Drydocking
MANOLIS P	May 2015	Special Survey
CAPTAIN COSTAS	December 2014	Drydocking
DESPINA P	December 2015	Special Survey
TIGER BRIDGE	November 2015	Special Survey
EVRIDIKI	June 2014	Drydocking
MONICA P	April 2016	Drydocking
ELENI P	May 2014	Drydocking
PANTELIS	January 2015	Special Survey
JOANNA	June 2014	Special Survey
AGGELIKI P	October 2015	Drydocking
EIRINI P	June 2014	Special Survey
——————

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."

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

Euroseas is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under "Item 18 Financial Statements" and in Exhibit 8.1 to this annual report.

D.	Property, plants and equipment

We do not own any real property.  As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk.  We do not have current plans to lease or purchase office space, although we may do so in the future.

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

We are a Marshall Islands company incorporated in May 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 25, 2014, our fleet consisted of ten containerships and four drybulk carriers (comprised of three Panamax drybulk carriers and one Handymax drybulk carrier); one Panamax drybulk carrier that we expect to have delivered in May 2014 and two newbuilding contracts for drybulk carriers. The total cargo carrying capacity of our four drybulk carriers, the Panamax vessel to be delivered to us in May 2014 and our two new-buildings is 465,540 dwt and of the ten containerships is 262,988 dwt and 17,587 teu.

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues. As of April 25, 2014, all of our drybulk except the one we expect to take delivery of in May 2014 and all of our container vessels are under time charter.

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

Time Charter Equivalent, or TCE. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of drybulk carriers on time charter or on the spot market (containership are chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels.

Basis of Presentation and General Information

We use the following measures to describe our financial performance:

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

Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, one of our affiliates, plus additional commission of usually up to 5% to other brokers involved in the transaction. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.

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

Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. Since January 1, 2013, the daily management fee is 685 Euros per vessel (net of the volume discount) for vessels in operation, payable monthly in advance, and is adjusted annually for inflation on each January 1st. There was no adjustment for inflation required on January 1, 2014 as the inflation rate in Greece was not positive. Since January 1, 2012, the daily management fee reflects a 5% volume discount for the period the number of vessels wholly or partially owned by Euroseas managed by Eurobulk is over twenty. As of April 25, 2014, there are 28 vessels managed by Eurobulk wholly or partially owned by Euroseas (14 vessels in our fleet and 11 vessels owned by our Joint Venture and another 3 privately owned vessels). Without the volume discount, the daily management fee would be 720 Euros per day per vessel in operation. The management fee for laid-up vessels is 50% of the rate for vessels in operation. In the case of newbuilding vessel contracts, the prevailing management fee (currently 685 Euros) will be payable as from the date construction of the vessel actually begins.

Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel.. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods. The Company estimates that its drybulk vessels have a useful of 25 years from date of original construction. Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years from the completion of the vessel's construction. The effect of this change of estimates added $3.4 million to the Company's depreciation expenses during the fourth quarter of 2013, or, $0.08 loss per share, basic and diluted.

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

Interest expense and loan costs. We traditionally finance vessel acquisitions partly with debt on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. Loan costs are deferred and amortized over the period of the loan; the un-amortized portion is written-off if the loan is prepaid early.

Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of our directors' and officers' travel-related expenses. We acquire executive services, our chief executive officer, chief financial officer, chief administrative officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.

In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the drybulk and containership vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.

Results from Operations

Year ended December 31, 2013 compared year ended December 31, 2012.

Voyage revenues. Voyage revenues for the year were $40.85 million, down 25.6% compared to the year ended December 31, 2012 during which voyage revenues amounted to $54.92 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2013 as compared to 2012. In 2013, we operated an average of 14.56 vessels, a 4.3% decrease over the average of 15.21 vessels we operated during the same period in 2012. Our fleet of 14.56 vessels had 167.8 commercial off-hire days and 56.7 operational off-hire days. While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,945 per day per vessel compared to a TCE rate of $10,155 per day per vessel in 2012, a decrease of 21.8%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments  or we enter into new charter party agreements ), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. As the market rates were lower in 2013 compared to 2012, the rates at which our vessels were re-chartered were lower as compared to 2012 leading to lower voyage revenues.

Commissions. We paid a total of $1.94 million in charter commissions for the year ended December 31, 2013, representing 4.74% of charter revenues. This represents a decrease over the year ended December 31, 2012, where commissions paid were $2.67 million, representing 4.86% of voyage revenues. The lower dollar amount of commissions paid in 2013 reflects the decrease of the charter contracts rates we entered into during 2013.

Voyage expenses. Voyage expenses for the year were $1.54 million and related to expenses for certain voyage charters. For the year ended December 31, 2012, voyage expenses amounted to $1.33 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (3.8% and 2.4% in each of 2013 and 2012, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. Voyages expenses were higher in 2013 compared to 2012 as a result of the increased operational and scheduled off-hire days of our fleet in 2013.

Vessel operating expenses. Vessel operating expenses were $25.19 million in 2013 compared to $25.08 million for 2012.  Daily vessel operating expenses per vessel increased to $4,744 per day in 2013 compared to $4,507 per day in 2012, representing an 5.2% increase, partly due to higher exchange rates of the Euro and other currencies with respect to the U.S. dollar.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2013, Eurobulk charged us 685 Euros per day per vessel totalling $4.89 million for the year, or $921 per day per vessel. During 2012, Eurobulk charged us 685 Euros per day per vessel totalling $4.98 million for the year, or $895 per day per vessel.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2013, we had a total of $3.54 million of general and administrative expenses as compared to $3.66 million in 2012.

Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2013, we had eight vessels undergoing drydocking for a total of $3.82 million.  During 2012, we had three vessels undergoing drydocking for a total of $1.62 million.

Vessel depreciation. Vessel depreciation for 2013 was $19.98 million. Comparatively, vessel depreciation for 2012 amounted to $17.39 million. Effective October 1, 2013, the Company revised its estimate of the useful life of its containerships to 25 years from 30 years based on management's current expectations to scrap vessels earlier based on the outlook of the container market. The revision of the estimated useful life of our containerships was driven by the protracted depressed charter rates for containerships which did not show any improvement in the fall of 2013 contrary to our expectations. The effect of this change of estimates added $3.37 million to the Company's depreciation expenses during the fourth quarter of 2013, or $0.08 loss per share, basic and diluted. The depreciation expense for the year before the change in the estimates would have been $16.61 million. Excluding the above-said effect, vessel depreciation in 2013 was lower compared to 2012 due to the fewer average vessels in the fleet 14.56 vessels on average in 2013 compared to 15.21 vessels on average during 2012.

Impairment of vessels. As a result of the Company's change of the estimated useful life of its containerships to 25 years from 30 years and the continued low level or decline in charter rates which affect the estimated average historical charter rates and cash flows, the Company determined that the carrying values of nine of its containerships were not recoverable as of December 31, 2013. Consequently, the Company recorded an impairment charge of $78.21 million to reduce the carrying value for each of the nine containerships to their estimated market value as determined by the Company based on third party valuation as of December 31, 2013. There was no impairment of vessels during 2012.

Interest and other financing costs. Interest expense and other financing costs net of interest income for the year were $1.84 million. Comparatively, during the same period in 2012, interest and other financing costs amounted to $1.98 million. Interest incurred and loan fees were higher in 2012 due to the higher average outstanding debt during the year as compared to 2013.

Interest income. Interest income for the year was $0.39 million. Comparatively, during the same period in 2012, interest income amounted to $0.48 million. Interest income was lower in 2013 due to lower average cash balances during the year.

Derivatives losses. In 2013, we had a realized loss of $1.55 million from the net interest settlement on our interest rate swap contracts that we entered into in July 2008, July 2009, January 2011 and September 2013 and an unrealized gain of $1.38 million from the mark to market valuation on the same interest rate swaps compared to a realized loss of $1.69 million and unrealized gain of $1.06 million in 2012. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates.

Equity Loss in Joint Venture. In 2013, we recognized a $2.02 million loss as our share in Euromar, the Joint Venture that was set up in March 2010 with two private equity firms to acquire vessels, versus a $1.22 million loss in 2012. We own a 14.286% interest in Euromar.

Other Income. In 2013, we recognized $0.20 million income from accrued dividends relating to $5.00 million we have deposited in an escrow account which is available to be invested in Euromar if approved by Euromar's board of directors which funds accrue dividends in preferred units of Euromar. There was no such income in 2012.

Net loss / income. As a result of the above, net loss for the year ended December 31, 2013 was $103.42 million compared to net loss of $13.20 million for the year ended December 31, 2012.

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

Commissions. We paid a total of $2.67 million in charter commissions for the year ended December 31, 2012, representing 4.86% of charter revenues. This represents a decrease over the year ended December 31, 2011, where commissions paid were $2.97 million, representing 4.63% of voyage revenues. The lower dollar amount of commissions paid in 2012 reflects the decrease of the charter contracts rates we entered into during 2012, and the fact that in 2012, we had one less vessel operating after the sale of M/V Jonathan P.

Voyage expenses. Voyage expenses for the year were $1.33 million and related to expenses for certain voyage charters. For the year ended December 31, 2011, voyage expenses amounted to $0.78 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represent a small fraction (2.4% and 1.2% in each of 2012 and 2011, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. Voyages expenses were higher in 2012 compared to 2011 as a result of the increased operational and commercial off-hire days of our fleet in 2012.

Vessel operating expenses. Vessel operating expenses were $25.08 million in 2012 compared to $26.25 million for 2011.  The decrease in vessel operating expenses for 2012 is mainly attributable to the fact that we operated a smaller number of vessels on average in 2012 (we operated 15.21 vessels and 16.00 vessels in 2012 and 2011, respectively). Daily vessel operating expenses per vessel increased marginally to $4,516 per day in 2012 compared to $4,495 per day in 2011, representing a 0.4% increase, due to higher exchange rates of the Euro and other currencies with respect to the U.S. dollar.

Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2012, Eurobulk charged us 685 Euros per day per vessel totalling $4.98 million for the period, or $895 per day per vessel. During 2011, Eurobulk charged us 700 Euros per day per vessel totalling $5.81 million for the period, or $995 per day per vessel.

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

Interest and other financing costs. Interest expense and other financing costs were $1.98 million which relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period. Comparatively, during the same period in 2011, interest and other financing costs were $2.19 million. Interest incurred and loan fees were higher in 2011 due to the higher average outstanding debt during the year as compared to 2012.

Interest income. Interest income during 2012 was $0.48 million. Comparatively, during 2011, interest income was $0.25 million. Interest income was higher in 2012 due to higher average cash balances during the year.

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

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge and possibly an impairment charge. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Effective October 1, 2013, the Company changed its estimate of the useful lives of its containerships to 25 years from 30 years.

In the fourth quarter of 2013, we reassessed the estimated useful life of its container vessels based on the further decrease in charter rates and the decrease in the age of vessels scrapped including the container vessels the Company scraped in the second quarter of 2013. Market reports indicated that from 2000 till 2011 the scrapping age of containerships was close to thirty years while during 2012 and 2013, when charter rates and secondhand values of the containership market remain at the bottom of the market cycle, the average scrapping age of containership carriers scrapped was approximately 24 and 22 years, respectively. Based on the latter data, the Company decided to revise its estimate of the useful life to reflect mid-cycle conditions of its containerships from 30 years to 25 years. The effect of this change of estimates added $3.37 million to the Company's depreciation expenses during the fourth quarter of 2013 or, $0.08 loss per share, basic and diluted for 2013.

Impairment of vessels

We review for impairment our long-lived assets held and used whenever events or changes in circumstances, (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

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

Our impairment test exercise is highly sensitive on variances in the time charter rates, effective fleet utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs.  Our estimates for the time charter rates are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years), and have proven to be conservative in that respect. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, have been based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed.

Effective October 1, 2013, the Company changed its estimated useful life of its containerships to 25 years from 30 years, and as of December 31, 2013, the Company determined that the book values of nine of its containerships were not recoverable and, thus, a non-cash impairment loss of $78.21 million, or $1.71 loss per share, basic and diluted, was recorded. The Company believes that the book values of its ships, following the impairment charge, provide a better estimation of the current values of its vessels. For the remaining five vessels, our analysis, which involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 5% on time charter rates from the Company's base scenario, indicated that there is no impairment.

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

Over the last five years, the Company has sold seven vessels: Ioanna P on January 12, 2009, Nikolaos P on February 12, 2009, Gregos on December 16, 2009 and the vessel Artemis on December 17, 2009, which resulted in combined impairment and loss on sale of $24.8 million, $0.3 million, $0.3 million and $8.7 million, respectively. In March 2012, the Company sold the vessel Jonathan P resulting in loss on sale of $8.6 million. In June and July 2013, the Company sold the vessels Anking and Irini, respectively. For the vessel Irini no indication for impairment existed at the date of its sale. The vessel was sold on July 2013 at a gain of $1.26 million. The Company's impairment analysis for Anking as of March 31, 2013 indicated that its carrying value was recoverable if held to the end of its expected economic life. On June 2013 the vessel was sold at a loss of $3.19 million when its charter expired and the Company decided to focus on pure feeder containerships while Anking was a multipurpose vessel.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4B – Business Overview / Our Fleet".

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each of our vessels (including those whose value was impaired) is presented below:

Vessel	Charter Rate as of 12/31/2013	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2014)	Rate Year 2 (2015)	Rate Year 3+ (2016+)	Breakeven Rate (USD/day)
Ninos (*)	8,200	10	1.5	6.231	6.231	9,318	4,506
Kuo Hsiung (*)	7,700	3	4.5	6,231	6,231	9,318	7,096
Aristides NP	7,500	4.5	4.5	11,870	11,870	19,137	13,782
Manolis P (*)	7,200	4	6.5	6,649	6,649	11,288	8,082
Cpt. Costas (*)	6,500	3	3.5	7,107	7,107	12,066	8,461
Despina P (*)	6,400	2	1.5	8,066	8,066	12,784	7,081
Tiger Bridge (*)	6,800	5	1.5	7,815	7,815	14,063	6,867
Pantelis	11,200	3	11.5	12,994	12,994	21,577	13,034
Aggeliki (*)	6,000	1.5	9.5	8,068	8,068	12,788	10,011
Eleni P	12,271	10	8.5	12,650	12,650	20,394	11,898
Monica P	7,500	10	9.5	11,293	11,293	18,503	11,613
Evridiki (*)	8,000	4	12.5	8,517	8,517	17,254	11,027
Joanna	7,500	4	10.5	8,313	8,313	12,066	10,606
Marinos (*)	7,150	4	4.5	6,484	6,484	11,009	7,652

(*) Vessel was impaired as of December 31, 2013.

Equity Investments in Joint Ventures

We record our investment in Euromar, our joint venture with Eton Park and Rhône, using the equity method of accounting.  Despite the fact that we are a minority partner (we own 14.286%) in the Joint Venture, we are considered to have significant influence in the operations and management of Euromar as we manage the daily operations of the vessels, perform the daily management of the Joint Venture, provide recommendations for chartering and investment decisions, have the right to appoint two members to a six member board of managers and have veto rights on investment decisions. According to the equity method, we record our share of income or loss of Euromar in our "Consolidated statement of operations" and we record the carrying value of our investment as a non-current asset on our Consolidated balance sheet.

For the years ended December 31, 2011, 2012 and 2013, we recorded a loss of $2.415 million, $1.22 and $2.02 million, respectively being our share of the equity pick up. As of December 31, 2013, our $25.0 million investment in the Joint Venture was recorded as a non-current asset of $21.22 million reflecting the accumulated losses recorded to December 31, 2013. We did not record any impairment against our investment in Euromar because the impairment test performed by Euromar indicated that the carrying values of its vessels are recoverable. We are monitoring the assumptions used by Euromar for its impairment test and will appropriately adjust the value we carry of our investment in Euromar if necessary.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements attached to this annual report.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available which includes funds raised by our recent Series B Preferred stock and common stock offerings, funds generated from operating cash flows, equity offerings and long term borrowings to meet our liquidity ends going forward.  In our opinion, our working capital is sufficient for our needs over the next year.

Cash Flows

As of December 31, 2013, we had a cash balance of $11.40 million and $7.86 million of restricted cash and cash in restricted retention accounts. Amounts owed to or due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. We occasionally may owe funds to such related party if the timing of any advance delays disbursement of funds. As of December 31, 2013, we had $0.90 million due to related party. Interest earned on funds deposited in related party accounts, if any, is credited to the account of the ship-owning companies or Euroseas.  We do not pay interest for any funds that we may owe to such related company. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital deficit of $1.86 million including the current portion of long term debt of $12.86 million as of December 31, 2013. All of the $2.07 million dividend declared was paid as of December 31, 2013, except for $13,050 that was accrued and will be paid at the time the underlying restricted stock of incentive awards vest. We have made our final contribution of $6.25 million to our Joint Venture in March 2013.

Net cash from operating activities.

Our net cash from operating activities for 2013 was $4.03 million as compared to $8.51 million in 2012 and $17.32 million in 2011 which is, primarily, due to the lower rates our vessels earned on average during 2013 as compared with 2012 and 2011. This represents the net amount of cash, after expenses paid, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Our net cash flow from operations is also influenced by changes in other operating assets and liabilities inclusive of funds due to or from related companies.

Our net loss for 2013 was $103.42 million, which was increased by $19.98 million of vessel depreciation and $78.21 million of impairment loss and decreased by $1.38 million unrealized gain on derivatives and increased by $6.17 million of changes of other operating assets and liabilities. In 2012, net cash flow from operating activities was $8.51 million based on a net loss of $13.2 million, which was increased by $17.39 million of vessel depreciation and decreased by $1.06 million unrealized gain on derivatives and by $5.24 million of changes in other operating assets and liabilities. In 2011, net cash flow from operating activities was $17.32 million based on a net income of $1.12 million, which was increased by $18.35 million of vessel depreciation and by $0.65 million unrealized loss on derivatives and decreased by $1.32 million of amortization of fair value of charter contracts; and further, it was decreased by $2.43 million of changes in other operating assets and liabilities.

Net cash from investing activities.

In 2013, we received $7.32 million from the sale of M/V "Anking" and M/V "Irini" and invested $5.98 million for the acquisition of M/V "Joanna". Additionally, we decreased our restricted cash in retention accounts by $2.06 million, contributed another $6.25 million as a capital call to our Euromar Joint Venture and $5.00 million in an escrow account to be invested in Euromar. The total cash used in investing activities was $7.88 million. In 2012, we received $4.25 million from the sale of M/V "Jonathan P" and we increased our restricted cash in retention accounts by $4.00 million and contributed $3.75 million as a capital call to our Euromar joint venture, resulting in investing activities of $3.50 million.  In 2011, we received $1.79 million of hull and machinery insurance proceeds with respect to claims associated with the motor vessels Monica P, Aristides N.P. and Marinos.  We also had restricted cash of $0.11 million released from retention accounts for total cash provided by investment activities of $1.90 million.

Net cash from financing activities.

In 2013, net cash used in financing activities amounted to $18.13 million. This consisted of $2.09 million of dividends paid and $15.94 million of loan repayments. We also paid $0.10 million of expenses relating to the sale of 25,000 shares of our Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for expected net proceeds of approximately $29 million. The later transaction concluded in February 2014. In 2012, net cash used in financing activities amounted to $2.84million. This consisted of $4.45 million of dividends paid and $13.33 million of loan repayments. We also paid $0.30 million in stock offering expenses and received $15.24 million from new shares issued in June 2012 in connection with our rights offering. In 2011, net cash used in financing activities amounted to $22.28 million. This consisted primarily of $8.44 million of dividends paid and $13.47 million of loan repayments. We also paid $0.22 million for loan arrangement fees and $0.15 million in stock offering expenses.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2013, we had seven outstanding loans with a combined outstanding balance of $45.64 million. These loans have maturity dates between 2014 and 2017. Our long-term debt as of December 31, 2013 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2013 is provided in Note 10 of our attached financial statements. In 2014, we plan to repay approximately $12.86 million of the above debt based on our loans as of December 31, 2013. As of December 31, 2013, there are no additional debt commitments to finance the acquisition of additional vessels.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do from time to time provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2013, we were not in default of any credit facility covenant.

Shelf registration

On February 17, 2012, our new F-3 universal shelf registration statement on Form F-3 was declared effective by the SEC pursuant to which we registered up to $400 million in securities. Friends Investment Company Inc., our largest shareholder and an affiliate of the Company, has registered for resale all of its shares owned as of February 17, 2012 under this same registration statement, which has resulted in these shares becoming freely tradable without restriction under the Securities Act if such shares are sold under the registration statement. In addition, on March 31, 2014, we filed a shelf registration on Form F-3 registering for resale an aggregate of 28,406,247 shares of our common stock owned by funds advised by 12 West Capital Management LP and shares of common stock issuable upon conversion of our Series B Preferred Stock owned by funds advised by TCP, which we expect to be declared effective in the second quarter of 2014.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. We had a remaining capital commitment to our Joint Venture of $16.25 million dollars following our agreement to (i) extend the commitment period for capital contributions to the Joint Venture to March 25, 2013 and (ii) increase our commitment in the Joint Venture by $10 million, of which $6.25 million was called on March 21, 2013 and made in March 2013.  The remaining capital commitment expired unused on March 25, 2013. We do not have any capital commitments to the Joint Venture.

According to the agreement between the Company and its joint venture partners in Euromar, conversion of their Euromar interest (either in full or in part) can take place only if at the time of such conversion the net asset market values of Euromar and the Company are both positive. The Company believes that the net asset market values of Euromar and the Company as of December 31, 2013 are positive. Furthermore, the Company has not provided any guarantees to Euromar beyond its capital already invested or committed. None of the loans entered into by Euromar have any recourse to the Company. The Company believes that its financial condition, liquidity and capital resources will not be negatively influenced in the event Euromar becomes a consolidated subsidiary of the Company, as lenders to Euromar have no recourse to the Company, both before and after consolidation.  In the event of a consolidation, the Company's results of operations will be affected by the results of operations of Euromar as follows: revenues, operating expenses and interest expenses will increase by the corresponding amounts of Euromar and its net income or loss will be affected by the respective amounts of Euromar. Had Euromar become a consolidated subsidiary of the Company in 2013, the Company's revenues would have increased by $27.51 million, its operating expenses would have increased by $33.47 million and its net loss would have increased by $14.86 million.

If Euromar were to become a wholly-owned subsidiary of the Company, it would increase the Company's total indebtedness, long term assets and book value. As of December 31, 2013, Euromar's total indebtedness stood at $125.79 million with no repayments due in 2014 as per a series of restructuring agreements of loans Euromar entered into in March 2013. The average margin of Euromar's outstanding indebtedness as of December 31, 2013 is approximately 3.60% and the remaining tenor ranges from 2.25 to 4.5 years. Summary financial information for Euromar is provided in Note 18 of the financial statements (see page F-38 below).

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

Finally, in October 2013, the Company entered into an agreement contributing $5 million into an escrow account to fund an additional capital commitment to Euromar for up to a 5 year period in exchange for preferred units if such commitment is called.  The decision by Euromar to call the funds from escrow into Euromar itself is at the majority approval of Euromar's Board. The preferred units have a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment is not called, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount.

Dividends

On August 12, 2013, the Company announced the declaration of its thirty-second consecutive common stock dividend since its Private Placement in August 2005. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend to its common stock to focus all its resources in exploiting investment opportunities in the markets.

The aggregate amount of all such dividends paid was $99.64 million; and an additional $13,050 will be paid if and when unvested restricted incentive stock awards vest.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk and container vessels carriers are primarily a function of the underlying balance between vessel supply and demand.

The demand for drybulk carrier and containership capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last ten years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, i.e. the average speed the fleet operates, and port congestion. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming, (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a certain amount of trade volume and thus increases demand for ships as do higher levels of port congestion leading to higher charter rates if all other factors influencing rates are unchanged.

The supply of drybulk carriers, containerships vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 1, 2014, the capacity of the fully cellular worldwide container vessel fleet was approximately 17.3 million teu with approximately 3.7 million teu, or, about 21% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2014, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 733.6 million dwt with 157.8 million dwt, or, about 22% of the present fleet capacity was on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007  and the first nine months of 2008, the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2011, 2012 and 2013, scrapping rates of drybulk vessels increased again. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel scrapping ages. We sold one of our laid-up vessels, Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates have continued during 2011, 2012 and 2013 following the weakness of containership charter hire rates. The average scrapping age for containerships during 2012 and 2013 was 24 and 22 years, respectively, down from about 30 years up to 2011.  We sold another one of our vessels, Jonathan P, built in 1990 (a 22-year old vessel again) in March 2012, we also sold for scrap two of our vessels, Anking and Irini (the latter a drybulk vessel) built in 1990 and 1988 respectively, in June and July 2013.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 25, 2014, approximately 42% of our ship capacity days in remainder of 2014 and approximately 2% of our ship capacity days in 2015, are under time charter contracts. If the current market conditions and rates prevail, our vessels may have difficulty securing employment and, if so, may be employed at rates lower of their present charters.

E.	Off-balance Sheet Arrangements

As of December 31, 2013, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations in existence as of December 31, 2013 are set forth in the following table:

In U.S. dollars	Total	Less Than	One to Three Years	Three to	More Than
		One Year		Five Years	Five Years
Bank debt	$45,644,000	$12,862,000	$28,782,000	$4,000,000	—
Interest Payments (1)	$4,010,241	$1,896,718	$1,965,520	$148,003	—
Vessel Management fees (2, 5)	$29,189,693	$4,936,898	$11,689,359	$12,563,436	—
Other Management fees (3)	$10,724,932	$2,000,000	$4,212,450	$4,512,482	—
Shipyard payments for Hull DY 160 & Hull DY 161 (4)	$54,380,000	$8,157,000	$46,223,000	—	—
Total	$143,948,866	$29,852,616	$92,872,329	$21,223,921	—

(1)       Assuming the amortization of the loans as of December 31, 2013 described above and an average calculated interest rate margin over LIBOR of about 0.46%, 0.78%, 1.730% and 2.83% and per annum for the four periods, respectively, and based on an underlying assumption for LIBOR calculated from the swap rates of the LIBOR yield curve as of December 31, 2013 of 0.46%, 0.62%, 0.99%, 1.45% and 1.89% for years 1 to 5, respectively. Also includes our obligation to make payments required as of December 31, 2013 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).

(2)       Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $952) starting on January 1, 2014 for the fourteen vessels owned by Euroseas as of that date under the Amended and Restated Master Management Agreement in effect as of January 1, 2014; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2014; the present term of which expires on January 1, 2019.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.39 USD/Euro).

(3)       Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2014 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2019.

(4)       Refers to our obligation to make progress payments to the shipyard. For Hull No DY 160 a 10% advance was due in the first quarter of 2014 upon the receipt of the refund guarantee, 10% will be advanced corresponding to steel cutting is due in the fourth quarter of 2014, 10% corresponding to keel laying is due in the second quarter of 2015 and the remaining 70% will be paid on delivery. For Hull No DY 161 a 10% advance was due in the first quarter of 2014 upon the receipt of the refund guarantee, 10% will be advanced corresponding to steel cutting is due in the first quarter of 2015, 10% corresponding to keel laying is due in the third quarter of 2015 and the remaining 70% will be paid on delivery.

(5)       Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $952) starting in  November 2014 for Hull No DY 160 and 709 Euros per day per vessel (approximately $985) starting in  January 2015 for Hull No DY 161 as of the date of steel cutting for each vessel per our Amended and Restated Master Management Agreement in effect as of January 1, 2014.  These management fees amount to $3,070,060, $58,081, $1,441,550, $1,570,429 and $0 for the periods shown in the table, respectively.

Our contractual table as of December 31, 2013 does not include contractual obligations entered into after December 31, 2013 relating to:

•	Capital repayments and interest payments relating to the $8 million loan concluded and drawn in February 2014.
•	Obligation relating to the Memorandum of Agreement we signed in 2014 for the acquisition of a secondhand Panamax drybulk carrier.
•	Management fees for the secondhand vessel agreed to be purchased in 2014.

The additional contractual obligations assumed in 2014 proforma as of December 31, 2013 are as per table below:

In U.S. dollars	Total	Less Than	One to Three Years	Three to	More Than
		One Year		Five Years	Five Years
Bank debt (1)	$8,000,000	$1,125,000	$3,000,000	$3,875,000	—
Interest Payments (1)	$1,332,104	$468,548	$782,637	$80,919	—
Vessel management fees (2)	$1,768,393	$251,192	$731,986	$785,215	—
Payment for acquisition of Panamax drybulk vessel (3)	$20,450,000	$20,450,000	—	—	``—
Total	$31,550,497	$22,294,740	$4,514,623	$4,741,134	—

(1) Refers to the loan of $8 million we drew on February 2, 2014, to be repaid over 3 years with twelve quarterly instalments of $375,000 each and a balloon payment of $3.5 million along with the last instalment. M/V Aristides, M/V Cpt. Costas, M/V Despina P and M/V Kuo Hsiung serve as collateral to the loan.

(2) Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $952) starting on the delivery of the vessel secondhand acquisition of a Panamax drybulk carrier estimated to occur in May 2014; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2014; the present term of which expires on January 1, 2019.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.39 USD/Euro).

(3) Refers to our obligation to pay to acquire a Panamax drybulk carrier for $20.45 million. $2.05 million was paid in February 2014 and the remaining will be paid with the delivery of the vessel estimated to occure in May 2014.

G.           Safe Harbor

See section "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	54	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	54	CFO and Treasurer; Class A Director
Aristides P. Pittas	62	Vice Chairman; Class A Director
Stephania Karmiri	46	Secretary
Panagiotis Kyriakopoulos	53	Class B Director
George Skarvelis	53	Class B Director
George Taniskidis	53	Class C Director
Gerald Turner	66	Class C Director (until June 24, 2013)
Apostolos Tamvakakis	62	Class C Director (since June 25, 2013)
Tim Gravely	36	Series B Director (since January 31, 2014)

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

Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV), BoD member of AGET Heracles and BoD member of Digea S.A.  He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.

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

Gerald Turner was a member of our Board of Directors from our inception on May 5, 2005 until June 24, 2013. From 1999 to 2012, he was Chairman and Chief Executive Officer of Aon Benfield. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W. Payne Hellas (member of the Sedgwik group).

Apostolos Tamvakakis has been a member of our Board of Directors since June 25, 2013. From December 2009 to June 2012, Mr. Tamvakakis served as Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group, and from March 2009 to December 2009, he was responsible for strategic and corporate development of the Latsis Group in Geneva. From October 1998 to April 2004, Mr. Tamvakakis served as Vice Governor of the National Bank of Greece. Prior to that, he worked as Vice Governor in National Real Estate Bank of Greece and Substitute Managing Director in Mobil Oil Hellas, Investment Bank and ABN-AMRO Bank. He also served as Vice-Chairman of EXAE, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnocarta, Ethinki Xrimatistiriaki and ETEBA as well as of the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. Mr. Tamvakakis is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economic mathematics.

Tim Gravely is a member of our Board of Directors since January 31, 2014. Mr. Gravely was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. Mr. Gravely is a Managing Director of TCP. Prior to joining TCP in 2008, Mr. Gravely was an Associate at RBC Capital Markets in the Leveraged and Syndicated Finance Group where he executed acquisition debt financing for financial sponsors and corporate clients. Prior to that, Mr. Gravely held positions as an Associate with Macquarie Capital Advisors in Toronto and with RBC Capital Markets in the Mergers & Acquisitions Group. Mr. Gravely currently also serves as director of Bluewall Shipping Limited, König & Cie GmbH and Tanker Investments Limited.

Family Relationships

Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.

B.	Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. During 2013, under this Master Management Agreement, as amended, for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and Mr. Konstantinos Siademas, our internal auditor, and for other services associated with us being a public company and other services to our subsidiaries, we paid Eurobulk $1,900,000. As of January 1, 2014 this fee was adjusted to $2,000,000 to compensate for increased costs.

Director Compensation

Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.

Directors who are not our employees, do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $12,000, plus $3,000 for attending the quarterly meeting of the Board of Directors, plus an additional retainer of $8,000 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.

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

On November 4, 2011 an award of 290,000 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 50%  vested on July 1, 2012 and 50% vested on July 1, 2013; awards to officers and directors amounted to 164,000 shares and the remaining 126,000 shares were awarded to employees of Eurobulk. On June 28, 2012 an award of 119,200 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 46,400 shares vested on July 1, 2012, 26,400 shares vested on November 16, 2012 and 46,400 shares vested on July 1, 2013; awards to officers and directors amounted to 68,480 shares and the remaining 50,720 shares were awarded to employees of Eurobulk. On November 3, 2012, the Board of Directors awarded 435,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2013, and the remainder which will vest on November 16, 2014. On November 21, 2013, the Board of Directors awarded 450,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2014, and the remainder which will vest on July 1, 2015. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A directors expires in 2014, the term of our Class B directors expires in 2015 and the term of our Class C directors expires in 2016.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Audit Committee

We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and Audit Committee "financial expert" as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis. Our Board of Directors does not have separate compensation or nominations committees, and instead, the entire Board of Directors performs those responsibilities.

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

We have no salaried employees, although we reimburse our fleet manager, Eurobulk, for the services of our chief executive officer, chief financial officer, chief administrative officer, internal auditor and secretary, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2013, approximately 90 officers and 308 crew members served on board the vessels in our fleet.

E.	Share Ownership

With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see "Item 7. Major Shareholders and Related Party Transactions".

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See Item 6(B) of this annual report, "Compensation."

Options

No options were granted during the fiscal year ended December 31, 2013. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 25, 2014 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner(1)	Number of Shares of Voting Common Stock Beneficially Owned		Percent of Voting of common Stock (17)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned	Percent of Voting of Series B Stock (18)	Percent of Total Voting Securities
Friends Investment Company Inc.(2)	17,175,361		29.8%	-	-	25.2%
Tennenbaum Opportunities Fund VI, LLC (3)	17,389,847	(4)	-	25,215	81.4%	12.7%
12 West Capital Fund L.P. (5)	7,592,110		13.2%	-	-	11.1%
12 West Capital Offshore Fund L.P. (5)	3,572,758		6.2%	-	-	5.2%
New Generation Advisors, LLC(6)	3,225,895		5.6%	-	-	4.7%
Preferred Friends Investment Company Inc.	3,964,885	(4)	-	5,749	18.6%	2.9%
Aristides J. Pittas(7)	587,076		1.0%	-	-	*
George Skarvelis(8)	33,040		*	-	-	*
George Taniskidis(9)	88,540		*	-	-	*
Gerald Turner(10)	52,528		*	-	-	*
Panagiotis Kyriakopoulos(11)	222,980		*	-	-	*
Aristides P. Pittas(12)	54,000		*	-	-	*
Anastasios Aslidis(13)	407,500		*	-	-	*
Apostolos Tamvakakis(14)	10,500		*	-	-	*
Timothy Gravely	-		*	-	-	*
Stephania Karmiri(15)	-		*	-	-	*
Symeon Pariaros(16)	31.000		*	-	-	*
All directors and officers and 5% owners as a group	54,408,020		57.4%	30,964	100%	64.1%

*	Indicates less than 1.0%.

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

(2)
Includes 17,175,361 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, and has sole voting and investment power with respect to all securities owned of record by Tennenbaum Opportunities Fund VI, LLC.  The address for each of Tennenbaum Capital Partners, LLC and Tennenbaum Opportunities Fund VI, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

(4)
Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(5)
12 West Capital Management LP ("12 West Management") serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership ("12 West Onshore Fund"), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership ("12 West Offshore Fund"), and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by 12 West Onshore Fund and 12 West Offshore Fund.  Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to the securities beneficially owned by 12 West Management.  The address for each of 12 West Capital Fund LP and 12 West Capital Offshore Fund LP is c/o 12 West Capital Management LP, 90 Park Avenue, 41st Floor, New York, NY 10016.

(6)	As disclosed on Schedule 13G filed on February 12, 2013.

(7)
Does not include 541,444 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,535 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 49,500 shares vesting on July 1, 2014, 49,500 shares vesting on November 16, 2014 and 49,500 shares vesting on July 1, 2015.

(8)
Does not include 889,727 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,250 shares vesting on July 1, 2014, 5,250 shares vesting on November 16, 2014 and 5,250 shares vesting on July 1, 2015.

(9)
Does not include 79,015 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 815 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,250 shares vesting on July 1, 2014, 5,250 shares vesting on November 16, 2014 and 5,250 shares vesting on July 1, 2015.

(10)
Does not include 293,711 shares of common stock held of record by Friends, by virtue of Mr. Turner's ownership interest in Friends. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.

(11)	Includes 5,250 shares vesting on July 1, 2014, 5,250 shares vesting on November 16, 2014 and 5,250 shares vesting on July 1, 2015.

(12)
Does not include 577,622 shares of common stock held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 788 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 13,500 shares vesting on July 1, 2014, 13,500 shares vesting on November 16, 2014 and 13,500 shares vesting on July 1, 2015.

(13)	Includes 33,750 shares vesting on July 1, 2014, 33,750 shares vesting on November 16, 2014 and 33,750 shares vesting on July 1, 2015.

(14)	Includes 5,250 shares vesting on July 1, 2014 and 5,250 shares vesting on July 1, 2015.

(15)
Does not include 3,463 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(16)	Includes 5,250 shares vesting on July 1, 2014, 5,250 shares vesting on November 16, 2014 and 5,250 shares vesting on July 1, 2015.

(17)	Voting stock includes 662,250 unvested shares in addition to the 56,888,123 issued and outstanding shares of the Company as of April 25, 2014.

(18)	Series B Preferred stock votes on an as-converted basis weighted by 50%.

B.	Related Party Transactions

The operations of our vessels are managed by Eurobulk, an affiliated ship management company, under a Master Management Agreement with us and separate management agreements with each shipowning company. Under our Master Management Agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services. Eurobulk also currently manages the vessels of Euromar, which are partially owned by us, and four other vessels not owned by us.

Our Master Management Agreement with Eurobulk has been amended and restated as of January 1, 2014 and its term was extended until January 1, 2019. The Master Management Agreement cannot be terminated by Eurobulk without cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement. Under the Master Management Agreement as amended, we pay Eurobulk since January 1, 2014 a fixed cost of $2,000,000 annually, to be adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $952 based on $1.39/Euro exchange rate) adjusted annually for inflation (every January 1st; there was no inflation adjustment required on January 1, 2014 as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case since January 1, 2012 when this discount went into effect as the total number of our vessels and the vessels owned by Euromar is greater than 20. In absence of this discount, the cost per ship per day is 720 Euros, or, about $1,001.  This cost is reduced by half (342.5 Euros per vessel per day, or, 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Eurobulk has received fees for management and executive compensation expenses of $7,035,095, $6,834,098 and $6,791,024 during 2011, 2012 and 2013, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2013, Eurochart has received chartering and vessel sale commissions of $474,466. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we paid a fee of about $60 per crew member per month and pay a commission on premium not exceeding 5%, respectively.

Eurobulk has provided corporate guarantees for all debts. Additionally, Aristides J. Pittas is currently the Chairman of each of Eurochart, Eurotrade and Eurobulk, all of which are our affiliates.

We have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.  As of April 25, 2014, 9,991,056 of the shares of Euroseas held by Friends or its transferees remain registered under our F-3 registration statement.

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

On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar LLC, or Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates. As of April 25, 2014, Euromar exercised its right of first refusal 11 times out of 14 that resulted in acquisition of vessels, though the Company's operations have not been affected as the Company would not have proceeded to purchase these ships independently as it lacked sufficient funds to do so and felt much more comfortable investing smaller amounts over a period of time for smaller participations. In addition, there have been several other instances when Euromar exercised its right of first refusal but a vessel was not acquired for commercial reasons. There have been no dispositions of ships. Regarding chartering opportunities, the arrangements the Company has with Euromar involve alternating between them in terms of whose vessel is considered first in case of a conflict (in the first conflict, Euromar's vessel was to be chartered first, in the second conflict the Company's and so on). No chartering conflict has arisen so far. In entering into the joint venture of Euromar, the Company's strategy was to establish partners who by co-investing with the Company will allow it to diversify its investment in more vessels and take part in investments requiring larger amounts of capital that the Company would be able to do on its own.  The right of first refusal regarding investments in drybulk and containerships expired on March 25, 2013, while the arrangements regarding any chartering opportunities will be effective as long as Euromar has vessels managed by the Company.

On April 25, 2012, we amended the operating agreement of Euromar to extend the commitment period an additional year to March 25, 2013 and increase the maximum capital contributions owed by all members of Euromar to $245.0 million, of which the Company had committed an additional $10.0 million. As of December 31, 2012, our uncalled capital commitments to Euromar were $16.25 million; our commitment was to expire on March 25, 2013. In March 2013, we contributed $6.25 million and the remaining commitment expired uncalled. We have no additional capital commitment to Euromar.

In October 2013, we entered into an agreement contributing $5 million into an escrow account to fund an additional capital commitment to Euromar for up to a 5 year period in exchange for preferred units if such commitment is called.  The decision by Euromar to call the funds from escrow into Euromar itself is at the majority approval of Euromar's Board. The preferred units have a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment is not called, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount.

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

The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of its subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk and containership charter market, our earnings would be negatively affected, thus limiting its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company. The Company through its Board of Directors decided over the third quarter of 2013 to suspend the quarterly dividend. The reason for that was to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.015 per share was declared in August 2013 for the results of the second quarter of 2013.

The Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% in years six and seven and to 14% thereafter.

Euroseas paid dividends of $8,442,371, $4,437,984 and $2,067,571 in 2011, 2012 and 2013, respectively. It  paid dividends on a quarterly basis since it has become a public company in June 2005 until the dividend was suspended in November 2013.

As of March 31, 2014, dividends of $13,050 have accrued and will be paid if and when unvested incentive stock awards vest.

B.	Significant Changes

For significant events occurred after December 31, 2013, please refer to Note 21 of the financial statements (see page F-40 below).

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

Period	Low	High

Year Ended Dec. 31, 2009	3.51	6.05

Year Ended Dec. 31, 2010	3.31	4.50

Year Ended Dec. 31, 2011	2.26	4.85

Year Ended Dec. 31, 2012	0.86	3.05
1st quarter 2012	2.28	3.05
2nd quarter 2012	1.06	2.04
3rd quarter 2012	1.06	1.26
4th quarter 2012	0.86	1.31

Year Ended Dec. 31, 2013	0.93	1.79
1st quarter 2013	0.93	1.16
2nd quarter 2013	1.00	1.24
3rd quarter 2013	1.02	1.79
4th quarter 2013	1.13	1.54
October 2013	1.24	1.52
November 2013	1.13	1.32
December 2013	1.19	1.54

1st quarter 2014	1.25	1.42
January 2014	1.26	1.42
February 2014	1.28	1.38
March 2014	1.25	1.39
April 2014 (through April 25)	1.16	1.31

B.	Plan of Distribution

Not Applicable.

C.	Markets

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

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.03 per share, of which 56,888,123 shares are issued and outstanding as of April 25, 2014, and 20,000,000 shares of preferred stock, par value $.01 per share, of which 30,964 shares are issued and outstanding as of April 25, 2014. All of our shares of stock are in registered form.

Common Stock

As of April 25, 2014, we are authorized to issue up to 200,000,000 shares of common stock, par value $.03 per share, of which 56,888,123 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of April 25, 2014, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are currently issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014.

The Series B Preferred Shares pay dividends quarterly in arrears (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5% per annum, depending on the trading price of the Company's common stock. The first payment of interest was on March 31, 2014. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% per annum in years six and seven and to 14% per annum thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $ 2.50 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $2.50 (subject to adjustment) resulting in gross proceeds of at least $40 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $1.45 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

 Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions including authorizing, creating or issuing any class or series of capital stock that runs senior or in parity with the Series B Preferred Shares, engaging in certain transactions with affiliates or engaging in transactions that increase the leverage of the Company more than a certain level. In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

The rights and privileges of the Series B Preferred Shares are set forth in the Statement of Designation of the Rights, Preferences and Privileges of the Series B Convertible Preferred Shares, a copy of which is included as Exhibit 4.44 hereto and which is incorporated by reference herein.

Directors

Our directors, except Series B directors, are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.

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

Our Series B director was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. The holders of Series B Preferred Shares have the right, voting separately as a class to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of NASDAQ if the Corporation is required to be subject to the rules of NASDAQ requiring a listed company to maintain a majority independent board and (iii) be determined by the Board of Directors to meet its nominating standards.  The Series B Director shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director is entitled to one vote on any matter before the Board of Directors.  The Series B Director is not entitled to remuneration by the Corporation for acting as director, but is entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith. The right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors terminate once Tennenbaum Opportunities Fund VI, LLC, a fund managed by TCP, and allowed transferees no longer hold at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by Tennenbaum Opportunities Fund VI, LLC would have converted into at the time of purchase.

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

Shareholders' Rights Plan

We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar Joint Venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan.  In January 2014, the plan was further amended to permit Tennenbaum Opportunities Fund VI, LLC or allowed transferees managed by TCP to exercise their conversion rights without violating the plan; and in March 2014, the plan was amended to permit 12 West Capital Fund LP, 12 West Offshore Fund LP or allowed transferees managed by 12 West to acquire shares of the Company without violating the plan.

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

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2013, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

We believe that we satisfied the Publicly-Traded Test for the 2009, 2010, 2011, 2012 and 2013 taxable years and therefore qualify for benefits of Section 883 of the Code and we intend to take this position on our United States federal income tax returns.

The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock is "primarily traded" on the NASDAQ Global Select Market, which is an established securities market for these purposes.

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which was our sole class of issued and outstanding stock during 2013 and which currently constitutes more than 50% of our outstanding shares by voting power and value, is listed on the NASDAQ Global Select Market, and accordingly, we satisfy the listing threshold.

The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to a the "trading volume test".  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the tests will be deemed satisfied if our common stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common stock.  We believe that our common stock satisfied the trading frequency and trading volume tests during the 2013 taxable year.

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

During our 2013 taxable year, our 5% Shareholders may have owned more than 50% of our common stock for more than half the number of days during the year.  Therefore, the 5% override may have been triggered for the 2013 taxable year.  Nevertheless, we believe that we can establish that a sufficient number of shares of our common stock owned by 5% Shareholders during the 2013 taxable year were owned by qualified shareholders to preclude non-qualified 5% Shareholders from owning 50% or more of our common stock for more than half the number of days during the 2013 taxable year.  However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in any future taxable year.

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

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.

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

In addition, for taxable years ending on or after December 31, 2013, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must file an annual report with the IRS.

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

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

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

Interest Rate Fluctuation Risk

The international drybulk and containership industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The total notional principal amount of our swaps as of December 31, 2013 and 2012 was $45 and $60.0 million, respectively. The swaps have specified rates and durations. Refer to the table in Note 17 of our financial statements included at the end of this annual report which summarizes the interest rate swaps in place as of December 31, 2013 and December 31, 2012. In July of 2013, a swap contract with a notional value of $25 million expired; in September 2013, we entered into a new forward swap contract for a notional amount of $10 million. With these developments and after the assumption of an additional $8 million of new debt on February 2, 2014, the effective coverage of our debt was about 63% for the first half of 2014, dropping to about 49% by July 2014 as a swap contract of notional amount of $25 million is to expire and then increasing to 93% by the end of 2015 as debt is repaid. During 2016, our average debt coverage is approximately 139%. We have no coverage in 2017, when our current debt drops to below $5 million by the beginning of the year and is fully repaid by the third quarter.

As at December 31, 2013, we had $45.64 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 5.00%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the twelve-month period ended December 31, 2013 by approximately $536,125 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2013 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2014	405,000	(255,000)
2015	283,000	(200,000)
2016	130,000	(105,500)
2017 and thereafter	28,000	(0)

Charter Rate Fluctuation Risk

We are subject to market risks related to changes in market charter rates when we are to renew or replace the charters of our vessels. The following table sets forth the sensitivity of our annual revenues of our fleet as of December 31, 2013 to a $1,000/day change in charter rates for our vessel assuming our current charters (as of April 25, 2014) are renewed or replaced at the earliest possible contractual date.

Year Ended December 31,	Amount in $ (revenues)
2014	2,270,000
2015	4,900,000
2016 and thereafter	4,900,000

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 36% of our vessel operating expenses (excluding depreciation and other operating income) in 2013 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros (685 Euros per vessel per day in 2013), and, certain general and administrative expenses (about 7% in 2013) are mainly in Euros and some other currencies. On December 31, 2013, approximately 29% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2013 was $10,143 and for the year ended December 2012 we had a foreign exchange gain of $8,321.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2013, would have increased our vessel operating expenses by approximately $1.2 million and the fair value of our outstanding accounts payable by approximately $69,000.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar joint venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan. On January 27, 2014, the Rights Plan was further amended to permit Tennenbaum Opportunities Fund VI, LLC to exercise its conversion rights into the Company's common shares without violating the Rights Plan. On March 14, 2014, the Rights Plan was further amended to permit 12 West Capital Fund LP and 12 West Capital Offshore Fund LP to purchase the Company's common shares in a private transaction with the Company that closed on that day and to make certain additional purchases of the Company's common shares without violating the Rights Plan.

Item 15.	Controls and Procedures

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2013. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2013, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, published in its report entitled Internal Control-Integrated Framework (1992). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

(c)  Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated April 30, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 30, 2014

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

Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to the SEC rules.  Mr. Panos Kyriakopoulos serves as the chairman of our Audit Committee with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.euroseas.gr under "Corporate Governance".

Item 16C.	Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:

	2012 (dollars in thousands)	2013 (dollars in thousands)
Audit Fees	$375	$373
Audit related fees	_	_
Tax fees	_	_
All other fees / expenses	_	_
Total	$375	$373

Audit fees relate to compensation for professional services rendered for the integrated audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection any other audit services required for SEC or other regulatory filings

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent registered public accounting firm. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent registered public accounting firm in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent registered public accounting firm may be pre-approved.

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

We currently have an equity incentive plan and in the future may amend or terminate this plan or approve a new incentive plan. Shareholder approval will not be required to amend or terminate the existing equity incentive plan or to establish a new equity incentive plan since Marshall Islands law permits the Board of Directors to take these actions.

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

In lieu of obtaining shareholder approval prior to the issuance of securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

OTHER THAN AS NOTED ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.              Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

The following financial statements set forth on pages F-1 through F-40, together with the report of independent registered public accounting firm, are filed as part of this annual report.

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
4.10
Loan Agreement among Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors,for the amount of US$20,000,000 dated November 14, 2006(4)

4.11	Amendment to Loan Agreement among Xingang Shipping Ltd, as borrower, HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, dated April 14, 2010(11)
4.12	Form of Right of First Refusal(5)
4.13	Form of Advisory Agreement(5)
4.14	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated June 7, 2007(6)
4.15	Supplemental Agreement to Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, dated August 5, 2009(11)
4.16	Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$15,000,000 dated October 29, 2007 (6)

4.17	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 30, 2008(9)
4.18	Amendment to Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A., as lender, dated October 26, 2010(12)
4.19	Form of Senior Security Debt Indenture(7)
4.20	Form of Subordinated Debt Security Indenture(7)
4.21	Loan Agreement between Saf-Concord Shipping Ltd., as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated January 9, 2009(9)
4.22	Loan Agreement between Eleni Shipping Ltd., as borrower, and Calyon, as lender, for the amount of US$10,000,000 dated April 30, 2009(9)
4.23	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated May 18, 2009(10)
4.24	Amendment to Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated March 25, 2010(11)
4.25	Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, for the amount of US$13,000,000 dated December 14, 2009(11)
4.26	Amendment to Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, dated April 14, 2010 (11)
4.27	Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
4.28
First Amendment to Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated April 26, 2012 (14)

4.29	Management Agreement among Euromar LLC, the vessel owning subsidiaries of Euromar LLC, Euroseas Ltd., Eurobulk Ltd. and Eurochart S.A. dated March 25, 2010(11)
4.30	Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated March 25, 2010(11)
4.31	First Amendment to Agreement Regarding Vessel Opportunities among Euroseas Ltd., Eurobulk Ltd., Eurochart S.A., Aristides J. Pittas and Euromar LLC dated April 26, 2012 (14)
4.32	Euroseas 2010 Equity Incentive Plan(11)
4.33	Loan Agreement between Noumea Shipping Ltd, as borrower, and Crédit Agricole Corporate and Investment Bank, as lender, for the amount of US$20,000,000 dated December 28, 2010(12)
4.34	Loan Agreement between Aggeliki Shipping Ltd, as borrower, and DVB Bank SE, as lender, for the amount of US$8,500,000 dated November 5, 2010(12)
4.35
Amendment to Loan Agreement between SAF Concord Shipping Ltd., as borrower, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (previously filed as Exhibit 4.35 to Euroseas Ltd. Registration Statement on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.36
Amendment to Loan Agreement between Tiger Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (previously filed as Exhibit 4.35 to Euroseas Ltd. Registration Statement on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.37
Amendment to Loan Agreement between Manolis Shipping Ltd., SAF Concord Shipping Ltd,  Tiger Navigation Corp. and Alterwall Business Inc., as borrowers, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (previously filed as Exhibit 4.35 to Euroseas Ltd. Registration Statement on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.38
Amendment to Loan Agreement between Xingang Shipping Ltd. and Diana Shipping Ltd., as borrowers, and HSBC Bank plc, as lender, dated April 5, 2013 (previously filed as Exhibit 4.35 to Euroseas Ltd. Registration Statement on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.39
Second Amendment to Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 18, 2013 (previously filed as Exhibit 4.35 to Euroseas Ltd. Registration Statement on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.40
Securities Purchase Agreement dated as of March 10, 2014 among Euroseas Ltd., 12 West Capital Fund LP and 12 West Capital Offshore Fund LP (previously filed as Exhibit 99.2 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein).

4.41
Registration Rights Agreement dated March 14, 2014 among Euroseas Ltd., 12 West Capital Fund LP and 12 West Capital Offshore Fund LP (previously filed as Exhibit 99.3 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.42
Amendment to Registration Rights Agreement, dated as of March 14, 2014 to the Registration Rights Agreement, dated as of January 26, 2014, as amended by and among Euroseas Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (previously filed as Exhibit 99.4 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.43
Third Amendment to Shareholders Rights Agreement dated as of March 14, 2014 between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC. (previously filed as Exhibit 99.5 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.44
Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (previously filed as Exhibit 99.2 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)

4.45	Specimen Certificate for the Series B Preferred Shares (previously filed as Exhibit 99.3 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)
4.46
Form of Securities Purchase Agreement in connection with the sale of the Series B Preferred Shares (previously filed as Exhibit 99.4 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein).

4.47
Form of Registration Rights Agreement in connection with the sale of the Series B Preferred Shares (previously filed as Exhibit 99.5 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)

4.48
Form of Second Amendment to Shareholders Rights Agreement dated January 27, 2014 between Euroseas Ltd. and American Stock Transfer and Trust Company LLC (previously filed as Exhibit 99.6 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein).

8.1	Subsidiaries of the Registrant (14)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
__________________
(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(13)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 25, 2012.
(14)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 27, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO
Date: April 30, 2014

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

Index to consolidated financial statements

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2012 and 2013	F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2011, 2012 and 2013	F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
December 31, 2011, 2012 and 2013	F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2011, 2012 and 2013	F-7

Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2013 and 2012, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2013.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 30, 2014

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2012 and 2013
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2012	2013
Assets
Current assets
Cash and cash equivalents		33,374,960	11,400,237
Trade accounts receivable, net		1,425,171	1,879,151
Other receivables		2,310,111	1,440,833
Inventories	3	1,812,636	1,474,114
Due from related companies	9	4,948,443	-
Restricted cash	10	926,011	462,415
Prepaid expenses		273,080	295,248
Total current assets		45,070,412	16,951,998

Fixed assets
Vessels, net	5	206,934,746	105,463,737
Advances for vessels under construction	4	-	50,122
Long-term assets
Restricted cash	10	9,000,000	7,400,000
Deferred charges, net	6	318,578	338,431
Other investments	19	-	5,196,196
Investment in joint venture	18	16,989,061	21,215,870
Total long-term assets		233,242,385	139,664,356
Total assets		278,312,797	156,616,354

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	10	15,937,000	12,862,000
Trade accounts payable		2,438,716	2,336,952
Accrued expenses	7	1,143,626	1,002,445
Accrued dividends	13	36,424	13,050
Deferred revenues		1,093,317	996,599
Due to related company	9	-	903,478
Derivatives	16, 17	1,718,438	697,889
Total current liabilities		22,367,521	18,812,413

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2012 and 2013
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2012	December 31, 2013

Long-term liabilities
Long-term debt, net of current portion	10	45,644,000	32,782,000
Derivatives	16, 17	675,130	319,859
Total long-term liabilities		46,319,130	33,101,859
Total liabilities		68,686,651	51,914,272

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 45,319,605 and 45,723,255 issued and outstanding)		1,359,588	1,371,698
Preferred shares (par value $0.01, 20,000,000 shares authorized, no shares issued and outstanding)		-	-
Additional paid-in capital		251,758,459	252,314,683
Accumulated deficit		(43,491,901)	(148,984,299)
Total shareholders' equity		209,626,146	104,702,082
Total liabilities and shareholders' equity		278,312,797	156,616,354

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2011, 2012 and 2013
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2011	2012	2013

Revenues
Voyage revenue	8	64,129,511	54,921,697	40,850,051
Related party revenue	18	240,000	240,000	240,000
Commissions (including $766,304, $641,104 and, $474,466, respectively, to related party)	9, 15	(2,972,967)	(2,673,703)	(1,936,381)
Net revenue		61,396,544	52,487,994	39,153,670
Operating expenses
Voyage expenses	15	777,902	1,329,668	1,537,898
Vessel operating expenses (including $392,731, $347,840, and $399,665, respectively, to related party)	9, 15	26,249,339	25,075,139	25,191,250
Dry-docking expenses		3,148,111	1,616,425	3,816,699
Vessel depreciation	5	18,348,556	17,385,608	19,983,772
Related party management fees	9	5,810,095	4,984,098	4,891,024
Other general and administrative expenses (including $1,225,000, $1,850,000, and $1,900,000, respectively, to related party)	9, 13	2,986,507	3,661,426	3,542,619
Net loss on sale of vessels (including $43,823 and $76,183 to related party)	5	-	8,568,234	1,935,019
Impairment loss		-	-	78,207,462
Other income	20	(735,707)	(254,604)	-
Total operating expenses		56,584,803	62,365,994	139,105,743
Operating income/(loss)		4,811,741	(9,878,000)	(99,952,073)
Other income/(expenses)
Interest and other financing costs		(2,191,235)	(1,977,226)	(1,845,776)
Loss on derivatives, net	17	(1,498,122)	(637,403)	(177,132)
Foreign exchange (loss)/gain		(17,122)	8,321	(10,143)
(Loss)/gain on trading securities		(235,750)	20,373	-
Other income	19	-	-	196,196
Interest income		248,892	484,886	387,292
Other expenses, net		(3,693,337)	(2,101,049)	(1,449,563)
Equity loss in joint venture	18	(2,415)	(1,219,692)	(2,023,191)
Net income/(loss)		1,115,989	(13,198,741)	(103,424,827)
Earnings/(Loss) per share - basic	14	0.04	(0.34)	(2.28)
Weighted average number of shares outstanding during the year, basic	14	31,794,381	38,950,100	45,442,841
Earnings/(Loss) per share - diluted	14	0.04	(0.34)	(2.28)
Weighted average number of shares outstanding during the year, diluted	14	31,846,080	38,950,100	45,442,841

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2011, 2012 and 2013
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares	Common Stock Amount	Preferred Shares Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2011	31,002,211	930,067	-	236,279,931	(18,515,006)	218,694,992
Net income					1,115,989	1,115,989
Issuance of restricted shares for stock incentive award and share-based compensation	165,000	4,950	-	563,539	-	568,489
Dividends declared ($0.27 per share)		-	-		(8,457,722)	(8,457,722)
Balance, December 31, 2011	31,167,211	935,017	-	236,843,470	(25,856,739)	211,921,748
Net loss					(13,198,741)	(13,198,741)
Issuance of shares in "Rights Offering Program, net of issuance costs"	13,852,094	415,562	-	14,252,617	-	14,668,179
Issuance of restricted shares for stock incentive award and share-based compensation	300,300	9,009	-	662,372	-	671,381
Dividends declared ($0.125 per share)		-	-		(4,436,421)	(4,436,321)
Balance, December 31, 2012	45,319,605	1,359,588	-	251,758,459	(43,491,901)	209,626,146
Net loss					(103,424,827)	(103,424,827)
Issuance of restricted shares for stock incentive award and share-based compensation	403,650	12,110	-	556,224	-	568,333
Dividends declared ($0.045 per share)		-	-		(2,067,571)	(2,067,570)
Balance, December 31, 2013	45,723,255	1,371,698	-	252,314,683	(148,984,299)	104,702,082

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

	2011	2012	2013
Cash flows from operating activities:
Net income / (loss)	1,115,989	(13,198,741)	(103,424,827)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	18,348,556	17,385,608	19,983,772
Impairment loss	-	-	78,207,462
Amortization of deferred charges	144,815	135,981	145,825
Amortization of fair value of time charters	(1,318,211)	-	-
Loss on sale of vessels	-	8,568,234	1,935,019
Share-based compensation	568,488	671,381	568,334
Loss / (gain) on trading securities	235,750	(20,373)	-
Proceeds from the sale of trading securities	-	47,846	-
Unrealized loss / (gain) on derivatives	650,853	(1,057,929)	(1,375,820)
Other income accrued	-	-	(196,196)
Loss in investment in joint venture	2,415	1,219,692	2,023,191
Changes in operating assets and liabilities:
(Increase)/decrease in:
Trade accounts receivable	192,875	(54,285)	(453,980)
Prepaid expenses	6,149	(8,196)	(22,168)
Other receivables	2,576,022	14,020	869,278
Inventories	(818,279)	793,899	338,522
Other deposits	(246,000)	-	-
Due from related companies	(208,704)	(4,739,739)	4,948,443
Increase/(decrease) in:
Due to related companies	(1,594,773)	-	903,478
Trade accounts payable	(2,064,168)	476,397	(101,764)
Accrued expenses	(427,807)	(545,968)	(219,962)
Deferred revenue	153,703	(1,174,721)	(96,718)
Net cash provided by operating activities	17,317,673	8,513,106	4,031,889

Cash flows from investing activities:
Advances for vessels under construction	-	-	(37,820)
Contributions to joint venture	-	(3,750,000)	(6,250,000)
Insurance proceeds	1,793,832	-	-
Purchase of a vessel	-	-	(5,978,062)
Other investments	-	-	(5,000,000)
Change in restricted cash	102,603	(4,005,900)	2,063,596
Proceeds from sale of vessels	-	4,250,843	7,322,818
Net cash provided by/(used in) investing activities	1,896,435	(3,505,057)	(7,879,468)

(Consolidated statements of cash flows continues on the next page)
Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

(Continued)
	2011	2012	2013
Cash flows from financing activities:
Proceeds from shares issued	-	15,237,303	-
Offering expenses paid	(148,392)	(295,733)	(99,200)
Dividends paid	(8,442,371)	(4,447,522)	(2,090,944)
Loan arrangement fees paid	(220,000)	-	-
Repayment of long-term debt	(13,472,000)	(13,332,000)	(15,937,000)
Net cash used in financing activities	(22,282,763)	(2,837,952)	(18,127,144)

Net (decrease)/increase in cash and cash equivalents	(3,068,655)	2,170,097	(21,974,723)
Cash and cash equivalents at beginning of year	34,273,518	31,204,863	33,374,960
Cash and cash equivalents at end of year	31,204,863	33,374,960	11,400,237
Supplemental cash flow information Cash paid for interest	2,080,479	1,839,322	1,734,967
Non cash financing and investing activities:
Loan arrangement fees and offering costs charges	243,392	30,000	66,478
Change in accrued dividends	15,350	11,101	23,374

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information

Euroseas Ltd. (the "Company") was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus, becoming the sole shareholder of Euroseas Ltd.  The shares were originally listed in the OTCBB (under symbols ESEAF.OB and EUSEF.OB), since January 31, 2007 on the NASDAQ Global Market and since January 1, 2008 on the NASDAQ Global Select Market.

The operations of the vessels are managed by Eurobulk Ltd. (the "Manager" or "Management Company"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholder of Friends Investment Company Inc., which owns 29.8% of the Company's shares.

The Manager has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Athens, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carrier ship-owning companies. For the periods under review the Company owned by the following

•
Allendale Investment S.A., incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 deadweight tons ("DWT") / 1,169 twenty-foot equivalent ("TEU" – a measure of carrying capacity in containers) container carrier M/V "Kuo Hsiung", which was built in 1993 and acquired on May 13, 2002.

•
Alterwall Business Inc., incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT / 1,169 TEU container carrier M/V "Ninos" (previously named M/V "Quingdao I") which was built in 1990 and acquired on February 16, 2001.

•
Diana Trading Ltd., incorporated in the Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V "Irini", which was built in 1988 and acquired on October 15, 2002. M/V "Irini" was sold on July 10, 2013.

•
Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V "Tasman Trader", which was built in 1990 and acquired on April 27, 2006.  On March 7, 2012, the vessel was renamed M/V "Anking". On June 4, 2013 the vessel was sold.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

1.           Basis of Presentation and General Information- Continued

•
Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V "Aristides N.P.", which was built in 1993 and acquired on September 21, 2006.

•
Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006. On July 11, 2009, the vessel was renamed M/V "Mastro Nicos" and on November 5, 2009 it was renamed M/V "YM Port Kelang". On October 25, 2011 the vessel was renamed M/V "Marinos".

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
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
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

•	Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V "Joanna" which was built in 1999 and acquired on July 4, 2013.

•
Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY160). The vessel in expected to be delivered at the end of November, 2015.

•
Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The vessel in expected to be delivered at the end of January, 2016.

During the years ended December 31, 2011, 2012 and 2013, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2011	2012	2013

Morgan Stanley	-	9.45%	10.50%
MSC	4.04%	4.42%	10.16%
Maersk Lines	15.73%	11.75%	5.89%
Klaveness	13.59%	10.71%	8.54%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.  The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Euroseas Ltd. and its subsidiaries.  Inter-company transactions are eliminated on consolidation.

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

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income/(loss) for all periods presented. As such, no statement of comprehensive income/(loss) has been presented.

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

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan instalments or are required to be maintained as a certain minimum cash balance per mortgaged vessel.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
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

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value.    Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its drybulk vessels have a useful of 25 years from the completion of its construction. Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years from the completion of its construction. The effect of this change of estimate on the depreciation of the Company's vessels increased depreciation charge by $3.4 million or $0.08 loss per share, basic and diluted for the year ended December 31, 2013.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

2.           Significant Accounting Policies - Continued

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

Revenue and expense recognition

Revenues are generated from voyage charters, time charters and chartering pool arrangements.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. Demurrage income, which is included in voyage revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

For the Company's vessels operating in chartering pools, pool profits are allocated to each pool participant on a time charter equivalent basis in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Pool income is recognized during the period services were performed, the collectability has been reasonably assured, an agreement with the pool exists and price is determinable. Pool income may be subject to future adjustments by the pool; however, the effect on the Company's income resulting from a subsequent reallocation of pool income on the results for the year historically has not been significant.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Voyage expenses relate to bunkers, port charges, canal tolls, and agency fees which are incurred when the vessel is chartered under a voyage charter or during off-hire or idle periods. Voyage expenses are expensed as incurred.

Dry-docking and special survey expenses

Dry-docking and special survey expenses are expensed as incurred.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months).  Accordingly, they are not liable for any pension or post-retirement benefits.

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

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to employees and directors as well as to non-employees and are included in "Other general and administrative expenses" in the "Consolidated statements of operations." The shares to employees and directors are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided.  The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Investments in Trading Securities

The Company classifies unrestricted publicly traded investments as trading securities and records them at fair value using quoted market prices. The Company records unrealized gains or losses resulting from changes in fair value of its investment in trading securities between measurement dates as a component of "(Loss)/gain on trading securities". The Company determines the cost of trading securities sold by using the First-In-First-Out ("FIFO") method. Purchases of, or proceeds from the sale of trading securities are classified as cash flows from operating activities. The Company has adopted guidance relating to "The Fair Value Option for Financial Assets and Financial Liabilities" which allows the classification of purchases of, or proceeds from the sale of, trading securities to be classified to cash flows from operating activities or cash flows from investing activities based upon the Company's intent with respect to these securities.

Investment in Joint Venture

Investments in companies over which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income. The investment is also adjusted to reflect the Company's share of changes in the investee's capital.

Impairment of vessels

The Company reviews its long-lived assets "held and used" for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company's vessels.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Derivative financial instruments

Derivative instruments are recorded in the balance sheet as either an asset or liability measured at its fair value with changes in the instruments' fair value recognized as either a component in other comprehensive income if specific hedge accounting criteria are met in accordance with guidance relating to  "Derivatives and Hedging"  or in earnings if hedging criteria are not met.

Earnings per common share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2012 and 2013, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

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

Recent accounting pronouncements

There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2012	2013
Lubricants	1,433,129	1,293,780
Victualling	173,883	180,334
Bunkers	205,624	-
Total	1,812,636	1,474,114

4.	Advances for Vessels under Construction

On November 29, 2013, the Company concluded an order with an established Chinese shipyard for the construction of two Ultramax fuel efficient drybulk carriers. The vessels will have a carrying capacity of 63,500 dwt each and will be built at Yangzhou Dayang Shipbuilding Co., Ltd., a member of Sinopacific Shipbuilding Group. Delivery of the vessels is scheduled during the fourth quarter of 2015 and the first quarter of 2016, respectively. The aggregate purchase price of the two newbuilding vessels is approximately $56 million. See Note 12 for schedule of payments to the yard.

As of December 31, 2013 the amount of the advances for vessels under construction amounts to $50,122 and mainly represents legal costs and other costs related to the agreement entered into with the shipyard.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2012	326,449,124	(89,385,246)	237,063,878
-Depreciation for the year	-	(17,385,608)	(17,385,608)
- Sale of vessels	(19,318,073)	6,574,549	(12,743,524)
Balance, December 31, 2012	307,131,051	(100,196,305)	206,934,746
-Depreciation for the year	-	(19,983,772)	(19,983,772)
- Sale of vessels	(20,272,071)	11,014,234	(9,257,837)
- Purchase of vessels	5,978,062	-	5,978,062
- Impairment loss	(154,876,848)	76,669,386	(78,207,462)
Balance, December 31, 2013	137,960,194	(32,496,457)	105,463,737

In February 2012, the Company decided to dispose one of its vessels, M/V "Jonathan P", which was sold in March 2012 for a gross price of $4,382,313. After sales commissions of 4%, which includes the 1% payable to the Manager, and other sales expenses the Company recorded a loss of $8,568,234 from the sale of the vessel. In June and July 2013, the Company sold for scrap two of its vessels, M/V Anking and M/V Irini, for a net price of $3,569,277 and $3,753,541 respectively. After sales commissions of 4%, which includes the 1% payable to the Manager, and other sales expenses, the Company recorded a loss of $3,191,678 and a gain of $1,256,659, respectively, from the sale of the two vessels. During 2013 the Company acquired one vessel. M/V Joanna was acquired in July 2013, for a purchase price plus costs required to make the vessel available for use of $5,978,062.

In the fourth quarter of 2013, management reassessed the estimated useful life of its container vessels based on the further decrease in charter rates and the decrease in the age of vessels scrapped including the container vessels the Company scrapped in the second quarter of 2013. Market reports indicated that from 2000 until 2011 the scrapping age of containerships was close to thirty years, while during 2012 and 2013, when charter rates and secondhand values of the containership market remain at the bottom of the market cycle, the average scrapping age of containership carriers scrapped was approximately 24 and 22 years, respectively. Based on the latter data, the Company decided to revise its estimate of the useful life to reflect mid-cycle conditions of its containerships from 30 years to 25 years.

As of December 31, 2013, the Company reviewed the carrying amount of its vessels based on the fact there were indicators of impairment at the reporting date. The review indicated that the carrying amount was not recoverable for nine of its container vessels.  Therefore, the Company recorded a non-cash impairment loss of $78.2 million, or $1.72 loss per share basic and diluted, to reduce the relevant vessels carrying value to the estimated fair value, which is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Operations". The estimated fair value was based on the Company's best estimate of the fair value of each vessel on a time charter free basis, and was supported by vessel valuations of independent shipbrokers as of December 31, 2013 (refer Note 16). The Company believes that the book values of its vessels, following the impairment charge, provide a better estimation of the current values of its vessels. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

6.	Deferred Charges, net

"Deferred charges, net" consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses. The deferred offering expenses in 2012 related to the filing of the Company's shelf registration statement which was charged against the proceeds of its offering of the Company's securities completed in 2012, and the deferred offering expenses in 2013 reflect expenses incurred in the process of raising capital for the Company which was finalized in 2014.

	2012	2013
Balance, beginning of year	697,951	318,578
Amortization of loan arrangement fees	(135,981)	(145,825)
Deferred offering expenses	-	165,678
Deferred offering expenses reclassified to paid-in capital	(243,392)	-
Balance, end of year	318,578	338,431

7.           Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2012	As of December 31, 2013

Accrued payroll expenses	144,286	224,396
Accrued interest	117,605	82,589
Accrued general and administrative expenses	359,050	167,485
Accrued commissions	98,199	157,803
Other accrued expenses	424,486	370,172
Total	1,143,626	1,002,445

8.	Fair Value of Time Charters Acquired

M/V "Maersk Noumea" was acquired on May 22, 2008 with an outstanding time charter terminating on August 2011 with a charter rate of $16,800 per day plus three one-year consecutive optional extensions at $18,735, $19,240 and $19,750 per day, respectively.  This charter rate was below the market rates for equivalent time charters prevailing at the time.  The present value of the below-market charter plus the optional periods was estimated by the Company at $9,597,438 and was recorded as a liability. This amount was amortized over the duration of the charter. For the year ended December 31, 2011, voyage revenue included $1,318,211, as amortization of the below-market rate charter for M/V "Maersk Noumea". There was no remaining unamortized below market rate charter as of December 31, 2012 and 2013.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

9.	Related Party Transactions

The Company's vessel-owning companies are parties to management agreements with the Manager whereby the Manager provided technical and commercial vessel management for a fixed daily fee of an average of Euro 700 for 2011, Euro 685 for 2012 and Euro 685 for 2013 under the Company's Master Management Agreement (see below).  Vessel management fees paid to the Manager amounted to $5,810,095, $4,984,098 and $4,891,024 in 2011, 2012 and 2013, respectively.

An annual adjustment of the management fee due to inflation as provided under the management agreement takes effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's Master Management Agreement with Eurobulk - effective as of January 1, 2011 and with an initial term of five years until January 1, 2016 .  The amended and restated Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed - and each future ship owning company when a vessel is acquired will sign - with the Manager a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time. The new agreement was further amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"). As of December 31, 2013, there are 14 vessels in the Company's fleet and 10 vessels in the fleet of the Company's Euromar LLC joint venture.  The management fee was adjusted for inflation and agreed at 700 Euros per vessel per day for 2011, taking effect on January 1, 2011. Starting January 1, 2012, the management fee was adjusted to 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up before the 5% discount. The fee remained unchanged for the years starting January 1, 2013 and January 1, 2014.   The Master Management Agreement was amended on January 1, 2014 and its term extended until January 1, 2019.  After the 5% discount, Euroseas pays to the Manager a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up, as the number of vessels wholly or partly owned by Euroseas and managed by Eurobulk has been in excess of 20. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".

In addition to the vessel management services, the Manager provides management services for the Company's needs as a public company. In 2011, compensation for such services to the Company as a public company was $1,225,000. This fee was adjusted and agreed at $1,850,000 for 2012 and at $1,900,000 for 2013. Starting January 1, 2014, this fee was agreed at $2,000,000. These amounts are recorded in "Other general and administrative expenses".

Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2012, the amount due from related companies was $4,948,443. As of December 31, 2013, the amount due to related companies was $903,478. Based on the Master Management Agreement between Euroseas Ltd. and Euroseas' ship-owning subsidiaries and Eurobulk Ltd., an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to Eurobulk Ltd.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

9.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes. Commission expenses for vessel sales for the year ended December 31, 2012 of $43,823 were recorded for the sale of M/V "Jonathan P"; this commission expense was paid to Eurochart in 2012. Commission expenses for vessel sales and purchases for the year ended December 31, 2013 of $76,183 were recorded for the sale of M/V "Anking" and M/V "Irini" and $59,000 for the purchase of M/V "Joanna"; this commission expense was paid to Eurochart in 2013. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $766,304, $641,104 and $474,466 in 2011, 2012 and 2013, respectively.

Certain members of the Pittas family, originally together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); currently, Sentinel is owned only by certain members of the Pittas family. Also, certain members of the Pittas family, originally together with two other unrelated ship management companies, have formed a joint venture with a crewing agent, Technomar Crew Management Services Corp ("Technomar"); currently, Technomar is owned by certain members of the Pittas family and one unrelated ship management company. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $60 per crew member per month. Total fees charged by Sentinel and Technomar were $173,717 and $219,014 in 2011, $130,699 and $217,141 in 2012 and $128,742 and $270,923 in 2013, respectively.  These amounts are recorded in "Vessel operating expenses".

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

10.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2012	December 31, 2013
Prospero Maritime Inc.	(a)	4,675,000	-
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(b)	6,000,000	5,000,000
Manolis Shipping Ltd.	(c)	6,480,000	5,840,000
Trust Navigation Corp. / Tiger Navigation Co.	(d)	2,000,000	-
Saf-Concord Shipping Ltd.	(e)	6,250,000	5,250,000
Eleni Shipping Ltd.	(f)	7,000,000	5,400,000
Pantelis Shipping Corp.	(g)	8,480,000	7,360,000
Aggeliki Shipping Ltd.	(h)	6,076,000	4,864,000
Noumea Shipping Ltd.	(i)	14,620,000	11,930,000
		61,581,000	45,644,000
Less: Current portion		(15,937,000)	(12,862,000)
Long-term portion		$45,644,000	32,782,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2014	12,862,000
2015	16,612,000
2016	12,170,000
2017	4,000,000
Thereafter	-
Total	$45,644,000

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

10.           Long-Term Debt - continued

(a)
This was a $15,500,000 loan drawn by Prospero Maritime Inc. on September 4, 2006.  The loan was payable in fourteen consecutive semi-annual instalments consisting of two instalments of $1,200,000 each, one instalment of $1,000,000 each and eleven instalments of $825,000 each and a balloon payment of $3,025,000 payable with the final semi-annual instalment in September 2013. The interest was based on LIBOR plus a margin that ranged between 0.9%-0.95%, depending on the asset cover ratio. The loan was secured with the following: (i) first priority mortgage over M/V "Aristides N.P.", (ii) first assignment of earnings and insurance of M/V "Aristides N.P.", (iii) a corporate guarantee of Euroseas Ltd., (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Prospero Maritime Inc. maintains with the bank, and (v) overall liquidity (cash and cash equivalents) of $300,000 for each of the Company's vessels throughout the life of the facility. Other covenants and guarantees are similar to the rest of the loans of the Company.

(b)
This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006.  Joanna Maritime Ltd, owner of M/V "Joanna", is a guarantor to this loan.  The loan is payable in eight consecutive quarterly instalments of $1.0 million each, the first of which was due in February 2007, followed by four consecutive quarterly instalments of $750,000 each, followed by sixteen consecutive instalments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly instalment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%.

On April 5, 2013, an Addendum was signed by which the balloon payment of $5.0 million will be repaid by eight consecutive quarterly instalments of $200,000, each starting in February 2014, plus a balloon payment of $3,400,000 payable with the final quarterly instalment on November 15, 2015. The interest is based on LIBOR plus a margin of 5.30%. As of November 1, 2013 and thereafter at any time throughout the repayment of the loan, a minimum deposit of $400,000 is to be maintained with the bank. The loan is secured with the following: (i) first priority mortgage over M/V "Marinos" owned by Xingang Shipping Ltd, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V "Joanna". Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

10.           Long-Term Debt - continued

(c)
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

On October 29, 2012, a supplemental agreement was signed under which Tiger Navigation Corp., owner of m/v Tiger Bridge, SAF-Concord Shipping Ltd., owner of m/v Monica P, and Alterwall Business Inc., owner of M/V OEL Bengal, provided additional guarantees to this loan.

(d)
This loan was a $15,000,000 loan originally drawn by Trust Navigation Corp. on November 1, 2007. The M/V "Ioanna P" secured the loan until the vessel was sold on January 12, 2009. In anticipation of such sale, on December 29, 2008, a replacement guarantee for the loan was put in place by Tiger Navigation Corp., one of the Company's subsidiaries and the owner of M/V "Tiger Bridge".  On such date, Tiger Navigation Corp. also granted the lender a first priority mortgage over M/V "Tiger Bridge" to secure the loan and its guarantee. The loan was payable in four consecutive quarterly instalments of $1,850,000 each, the first of which was due in February 2008, followed by four consecutive quarterly instalments of $750,000 each, followed by four consecutive quarterly instalments of $550,000 each, plus a balloon payment of $2,400,000 payable with the final quarterly instalment in November 2010. The interest was based on LIBOR plus a margin of 0.90%. On October 29, 2010, Tiger Navigation Corp. agreed to re-finance the balloon payment of $2,400,000 to be paid in ten consecutive quarterly instalments of $50,000 each plus a balloon payment of $1,900,000 payable with the final instalment in April 2013. The interest rate was based on LIBOR plus 3.75%. The loan was secured with the following: (i) first priority mortgage over M/V "Tiger Bridge", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Trust Navigation Corp. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

10.           Long-Term Debt - continued

(e)
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

On October 29, 2012, a supplemental agreement was signed that extended the loan by eight consecutive quarterly instalments of $250,000 each, plus a balloon payment of $3,000,000 payable with the final quarterly instalment on January 15, 2016. Under the same supplemental agreement, Tiger Navigation Corp., owner of m/v Tiger Bridge, and Alterwall Business Inc., owner of M/V OEL Bengal, provided additional guarantees to this loan. The interest is based on LIBOR plus a margin of 5.00%.

(f)
This loan is a $10,000,000 loan drawn by Eleni Shipping Ltd. on April 30, 2009. The loan is payable in ten consecutive semi-annual instalments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last instalment in April 2014. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment. The loan is secured with the following: (i) first priority mortgage over M/V "Eleni P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Eleni Shipping Ltd. maintains with the bank.  Other covenants and guarantees are similar to the rest of the loans of the Company.

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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

10.           Long-Term Debt - continued

(i)
This loan is a $20,000,000 loan drawn by Noumea Shipping Ltd. on December 28, 2010. The loan consists of two tranches: Tranche A of $15,000,000 payable in 12 equal consecutive six-monthly instalments of $720,000 each with a $6.36 million balloon payment to be paid together with the last instalment in December 2016; and Tranche B of $5,000,000 payable in eight equal consecutive six-monthly instalments of $625,000 each running in parallel with Tranche A. The margin of both tranches is 2.65% above LIBOR, however, if the collateral vessel, M/V "Maersk Noumea", does not have a charter, the margin of Tranche B becomes 4% above LIBOR and any balance remaining thereof, to be repaid not later that the original Tranche B Maturity, as an Interim Balloon.   The loan is secured with the following: (i) first priority mortgage over M/V "Maersk Noumea", (ii) second priority mortgage over M/V "Aristides N.P.", (iii) first assignment of earnings and insurance, (iv) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $9,926,011 and $7,862,415 as of December 31, 2012 and 2013, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2013, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2011, 2012 and 2013 amounted to $2,046,420, $1,841,245 and $1,699,951, respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

11.           Income Taxes

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in "Vessel operating expenses" in the accompanying "Consolidated statements of operations".

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S corporations. All the Company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". The management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2011, 2012 and 2013.

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

(b)	There are no future minimum long-term time charter revenue based on non-cancelable time charter contracts as of December 31, 2013.
(c)
As of December 31, 2013, the Company had under construction two bulk carriers with a total contracted amount remaining to be paid of $54.38 million as of December 31, 2013 with $8.16 million payable in 2014, $27.19 million in 2015 and $19.03 million in 2016.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

13.	Stock Incentive Plan

On June 15, 2010, the Board of Directors approved the Company's 2010 Stock Incentive Plan (the "2010 Plan"). The 2010 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 1,500,000 shares over 10 years after the 2010 Plan's adoption date. The persons eligible to receive awards under the 2010 Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

a)
On November 4, 2011 an award of 290,000 non-vested restricted shares under the 2010 Plan was made to 17 key persons of which 50%  vested on July 1, 2012 and 50% vested on July 1, 2013; awards to officers and directors amounted to 164,000 shares and the remaining 126,000 shares were awarded to employees of Eurobulk.

b)
On June 28, 2012 an award of 119,200 non-vested restricted shares under the 2010 Plan was made to 17 key persons of which 46,400 shares vested on July 1, 2012, 26,400 shares vested on November 16, 2012 and 46,400 shares vested on July 1, 2013; awards to officers and directors amounted to 68,480 shares and the remaining 50,720 shares were awarded to employees of Eurobulk.

c)
On November 3, 2012 an award of 435,000 non-vested restricted shares under the 2010 Plan was made to 17 key persons of which 50% vested on November 16, 2013 and 50% will vest  on November 16, 2014; awards to officers and directors amounted to 246,000 shares and the remaining 189,000 shares were awarded to employees of Eurobulk.

d)
On November 21, 2013 an award of 450,000 non-vested restricted shares under the 2010 Plan was made to 19 key persons of which 50% will vest on July 1, 2014 and 50% on July 1, 2015; awards to officers and directors amounted to 253,500 shares and the remaining 196,500 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

13.	Stock Incentive Plan - continued

All non-vested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2012 and 2013, the non-vested restricted shares accrued dividends of $36,424 and $13,050, respectively. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company estimates the forfeitures of non-vested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

The compensation cost that has been charged against income for those plans was $568,488, $671,381 and $568,334 for the years ended December 31, 2011, 2012 and 2013, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's non-vested shares as of December 31, 2013 and changes during the year ended December 31, 2013, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2013	626,400	1.60
Granted	450,000	1.13
Vested	(403,650)	1.86
Forfeited	(10,500)	1.13
Non-vested on December 31, 2013	662,250	1.13

As of December 31, 2013, there was $753,800 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2010 Plan and is expected to be recognized over a weighted-average period of 0.75 years. The total fair value at grant-date of shares vested during the year ended December 31, 2011, December 31, 2012, and December 31, 2013 was $669,075, $879,648 and $748,967, respectively.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

14.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2011	2012	2013
Income:
Net income/(loss)	1,115,989	(13,198,741)	(103,424,827)
Basic earnings per share:
Weighted average common shares – Outstanding	31,794,381	38,950,100	45,442,841
Basic earnings/(loss) per share	0.04	(0.34)	(2.28)
Effect of dilutive securities
Non-vested incentive stock awards	51,699	-	-
Weighted average common shares – Outstanding	31,846,080	38,950,100	45,442,841
Diluted earnings /(loss) per share	0.04	(0.34)	(2.28)

The Company excluded the dilutive effect of 150,928 (2012: 0) non-vested stock awards in calculating dilutive EPS for its common shares as their effect was anti-dilutive.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

15.           Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2011	2012	2013
Voyage expenses
Port charges and canal dues	304,951	442,783	364,091
Bunkers	472,951	886,885	1,173,807
Total	777,902	1,329,668	1,537,898

Vessel operating expenses
Crew wages and related costs	14,137,227	13,864,535	13,921,033
Insurance	2,691,918	2,435,144	2,222,912
Repairs and maintenance	601,254	511,569	478,197
Lubricants	2,712,901	2,846,087	2,836,561
Spares and consumable stores	4,590,835	4,083,590	4,204,965
Professional and legal fees	111,043	137,047	158,978
Other	1,404,161	1,197,167	1,368,604
Total	26,249,339	25,075,139	25,191,250

Commission consisted of commissions charged by:

	Year ended December 31,
	2011	2012	2013
Third parties	2,206,663	2,032,599	1,461,915
Related parties (see Note 9)	766,304	641,104	474,466
	2,972,967	2,673,703	1,936,381

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

16.           Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, derivatives including interest rate swaps and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 17) do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Consolidated statements of operations".  As of December 31, 2013, the Company had three open swap contracts for a notional amount of $45.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk, consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2013, there was no customer with trade accounts receivable accounting for more than 10% of the customer's 2013 hire revenues.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

16.           Financial Instruments - continued

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

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. As of December 31, 2012 and December 31, 2013 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

	Fair Value Measurement as of December 31, 2013
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$1,017,748	-	$1,017,748	-

	Fair Value Measurement as of December 31, 2012
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$2,393,568	-	$2,393,568	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

16.           Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

As of December 31, 2013, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amount was not recoverable for nine of the Company's vessels: the M/V Ninos, the M/V Kuo Hsiung, the M/V YM Xingang, the M/V Manolis P, the M/V Cpt Costas, the M/V Despina P, the M/V Tiger Bridge, the M/V Aggeliki and the M/V Evridiki. Details of the impairment charge for each vessel are noted in the table below.

Vessel	Significant Other Observable Inputs (Level 2) (amounts in $million)	Loss (amounts in $million)
M/V Ninos	$2.7	$1.1
M/V Kuo Hsiung	$2.8	$1.6
M/V YM Xingang	$3.0	$7.8
M/V Manolis P	$3.8	$8.3
M/V Cpt Costas	$3.8	$10.6
M/V Despina P	$3.9	$6.2
M/V Tiger Bridge	$3.8	$9.3
M/V Aggeliki	$7.5	$5.8
M/V Evridiki	$13.0	$27.5
TOTAL	$44.3	$78.2

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independent shipbrokers as of December 31, 2013, which are mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total impairment losses of $78.2 million, which was included in the consolidated statements of operations for the period.

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2012 and 2013.

The estimated fair values of the Company's financial instruments, such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash, approximate their individual carrying amounts as of December 31, 2012 and 2013, due to their short-term maturity. The fair value of the Company's long-term borrowings approximates $43.6 million as of December 31, 2013, or $2.0 million less than its carrying value of $45.6 million. The fair value of the long-term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company's "Other investments" approximates its carrying value (see Note 18).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

17.           Derivative Financial Instruments

Interest rate swaps

Effective July 14, 2008, July 8, 2009, January 21, 2011 and September 20, 2013 respectively, the Company entered into four interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million for the first two contracts, $10.0 million for the last two contracts, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 3.99%, 2.88%, 2.29% and 1.29% on the four respective swaps based on the relevant notional amount; all contracts are net settled between Eurobank and the Company. The swaps are effective for five years from July 14, 2008 to July 14, 2013, from July 8, 2009 to July 8, 2014, from January 21, 2011 to January 21, 2016 and from September 20, 2013 to December 31, 2016, respectively. The interest rate swaps did not qualify for hedge accounting as of December 31, 2012 and 2013.

Freight Forward Agreements ("FFA")

As of January 1, 2011, the Company had a "put" option contract on the Baltic Panamax Index "BPI" for 360 days with $16,500 per day striking price and sold a "call" option contract for 360 days on the BPI with $23,500 per day on the BPI both for calendar 2011. Options FFA contracts require an initial premium to be paid (if bought) or received (if sold) and are settled monthly like regular FFA contracts provided they are "in-the-money". If Company sells an options contract it previously bought (or the opposite) the Company will record a profit or loss on the sale depending on whether the premium it received is higher than the premium it paid. During the year 2011 the Company closed the "put" and the "call" options resulting in a net gain on FFA contracts of $336,552.

The contracts were settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company received a payment if the average BPI for the month was below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month was greater than the contract rate the Company made a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

17.           Derivative Financial Instruments - continued

Freight Forward Agreements ("FFA") - continued

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA contracts (see Note 16).

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2012	December 31, 2013
Interest rate swap contracts	Current liabilities – Derivatives	1,718,438	697,889
Interest rate contracts	Long-term liabilities – Derivatives	675,130	319,859
Total derivative liabilities		2,393,568	1,017,748

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
FFA contracts – Fair value	Change in fair value of derivatives	(574,336)	-	-
FFA contracts - Realized loss	Change in fair value of derivatives	910,888	(2,247)	-
Interest rate – Fair value	Change in fair value of derivatives	(76,516)	1,057,928	1,375,820
Interest rate contracts - Realized loss	Change in fair value of derivatives	(1,758,158)	(1,693,084)	(1,552,952)
Total loss on derivatives		(1,498,122)	(637,403)	(177,132)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

18.	Investment in Joint Venture

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd. and All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each, for a total of $175 million. After March 25, 2012, Eton Park and Rhône have the option to convert part or all of their holdings in the Company's stock at a conversion ratio based on the ratio of the net asset market values of the Company and the Joint Venture, or the ratio of the Company's market value multiplied by 0.925 and the net asset market value of the Joint Venture, whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative.   Management of the vessels and various administrative services pertaining to the vessels are performed by Eurobulk and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2013. These amounts are recorded in "Related party revenue" under "Revenues".

In March 2013, the Company contributed $6,250,000 and as of December 31, 2013, the Company has contributed an aggregate $25.0 million. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, because it is considered to have significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture".  The Company's share of the results of operations of the Joint Venture amounted to a loss of ($2,415), ($1,219,692) and ($2,023,191) for the years 2011, 2012 and 2013, respectively.  The Company's investment in the Joint Venture is recorded in the "Consolidated balance sheets" at its book value which was $16,989,061 and $21,215,870 as of December 31, 2012 and 2013, respectively.

Summarized financial information for the Joint Venture is as follows:

	2011	2012	2013

Current assets	7,732,697	10,912,327	11,207,156
Non current assets	217,878,004	242,007,329	268,669,048
Current liabilities	16,908,232	6,051,142	2,829,682
Non current liabilities	107,737,239	127,316,330	128,600,421
Members' contributions	105,750,000	132,000,000	175,750,000
Voyage revenue	29,233,585	27,428,223	27,510,792
Net revenue	28,107,669	26,216,805	26,163,274
Operating income / (loss)	6,357,218	(2,018,854)	(7,313,783)
Net loss	(16,902)	(8,413,047)	(14,856,082)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

19.	Other Investment

Other investment represents the amount contributed and income accrued under the contribution agreement dated October 15, 2013 signed by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP (the "Contribution Agreement").  Under this Contribution Agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, which can distribute part or all of the funds to Euromar LLC within two years. With the distribution of the escrowed funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a "Preferred Unit") in respect of the escrowed funds based on the following ratio: one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  The Company is entitled a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of issuance. After two years, any undistributed escrowed funds are returned to the Company but Preferred Units are issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded an accrued dividend income of $196,196 as of December 31, 2013. This amount is recorded in the consolidated statements of operations as "Other Income" under "Other Income / (expenses)".

20.	Other Income

Income of $735,707 in 2011 and $254,604 in 2012 represents insurance proceeds consisting primarily of loss of hire insurance for the period M/V "Eleni P" was hijacked and unable to trade. The Company books such proceeds as other operating income when there is confirmation that its claim is accepted.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2012 and 2013 and for the
Years ended December 31, 2011, 2012 and 2013
(All amounts expressed in U.S. Dollars)

21.           Subsequent Events

a)
On January 27, 2014, the Company announced that it entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for expected net proceeds of approximately $29 million.

b)	In January 2014, the Company paid the first instalment of $5.44 million for its two ultramax newbuilding contracts after securing refund guarantees.

c)
On February 2, 2014, the Company drew a loan of $8 million to be repaid over three years with twelve quarterly instalments of $375,000 each and a balloon payment of $3.5 million along with the last instalment. M/V Aristides, M/V Cpt. Costas, M/V Despina P and M/V Kuo Hsiung serve as collateral to the loan.

d)	In February 2014, the Company signed a memorandum of agreement to acquire the 76,000 dwt panamax drybulk vessel M/V Million Trader, built in 2004 in Japan, for approximately $20.5 million.

e)
On March 11, 2014, the Company announced that it entered into an agreement to sell approximately 11.2 million shares of its common stock in a private placement at a price of $1.3435 per share to an institutional investor for expected net proceeds of approximately $14.4 million.

f)	On March 11, 2014, $1 million of the $5 million deposited by the Company in an escrow account to be invested as preferred equity into Euromar was infused into Euromar.