Form 20-F
period 2014-12-31
EUROSEAS LTD.
filed 2015-04-30
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  __________________________________________________     to  ____________________________________________________________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
57,157,313 common shares, $0.03 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 Yes ☒            No  ☐

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow
☐Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐ No ☐

TABLE OF CONTENTS

Page
Forward-Looking Statements	1

Part I

Part II

Part III

Item 17.	Financial Statements	101
Item 18.	Financial Statements	101
Item 19.	Exhibits	101

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
SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five-year period ended December 31, 2014. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of operations , shareholders' equity and cash flows for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheets at December 31, 2013 and 2014, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

  See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials (in US Dollars except for Fleet Data and number of shares)
	Year Ended December 31,
	2010	2011	2012	2013	2014
Income Statement Data
Voyage revenues	54,422,489	64,129,511	54,921,697	40,850,051	42,586,963
Related party revenue	-	240,000	240,000	240,000	240,000
Commissions	(1,944,473)	(2,972,967)	(2,673,703)	(1,936,381)	(2,192,626)
Net revenue	52,478,016	61,396,544	52,487,994	39,153,670	40,634,337
Voyage expenses	(1,596,569)	(777,902)	(1,329,668)	(1,537,898)	(3,963,181)
Vessel operating expenses	(21,507,192)	(26,249,339)	(25,075,139)	(25,191,250)	(25,279,087)
Drydocking expenses	(6,537,733)	(3,148,111)	(1,616,425)	(3,816,699)	(1,975,590)
Vessel depreciation(1)	(17,979,750)	(18,348,556)	(17,385,608)	(19,983,772)	(12,137,445)
Related party management fees	(4,892,006)	(5,810,095)	(4,984,098)	(4,891,024)	(4,894,559)
Other general and administration expenses	(3,026,941)	(2,986,507)	(3,661,426)	(3,542,619)	(3,514,636)
Impairment loss	-	-	-	(78,207,462)	(3,500,000)
Net loss on sale of vessels	-	-	(8,568,234)	(1,935,019)	-
Other operating income	2,352,946	735,707	254,604	-	-
Operating income / (loss)	(709,229)	4,811,741	(9,878,000)	(99,952,073)	(14,630,161)
Interest and other financing costs	(1,498,216)	(2,191,235)	(1,977,226)	(1,845,776)	(2,152,187)
Interest income	538,820	248,892	484,886	387,292	422,240
Equity loss in joint venture	(538,833)	(2,415)	(1,219,692)	(2,023,191)	(2,541,775)
Other (loss) / income	(4,398,392)	(1,750,994)	(608,709)	8,921	982,978
Dividend Series B preferred shares(5)	-	-	-	-	(1,440,100)
Net (loss) / income attributable to common shareholders(5)	(6,605,850)	1,115,989	(13,198,741)	(103,424,827)	(19,359,005)
	As of December 31,
Balance Sheet Data	2011	2012	2013	2013	2014
Current assets	46,404,826	38,877,587	45,070,412	16,951,998	30,847,380
Vessels, net	255,412,434	237,063,878	206,934,746	105,463,737	111,150,227
Deferred assets and other long term assets	5,399,374	5,747,951	9,318,578	7,572,753	8,035,621
Investment in joint venture	14,461,167	14,458,752	16,989,061	21,215,870	18,674,094
Total assets	321,677,801	296,148,168	278,312,797	156,616,354	190,578,612
Current liabilities including current portion of long term debt	25,214,542	21,101,011	27,367,521	18,812,413	25,190,229
Long term debt, including current portion	88,385,000	74,913,000	61,581,000	45,644,000	54,257,000
Total liabilities	102,982,809	84,226,420	68,686,651	51,914,272	59,936,008
Preferred shares(5)	-	-	-	-	30,440,100
Common shares outstanding(4, 6)	31,002,211	31,167,211	45,319,605	45,723,255	57,157,313
Share capital	930,067	935,017	1,359,586	1,371,698	1,714,720
Total shareholders' equity	218,694,992	211,921,748	209,626,146	104,702,082	100,202,504

	Year Ended December 31,
	2010	2011	2012	2013	2014
Net cash (used in) / provided by investing activities	(29,206,844)	1,896,435	(3,505,057)	(7,879,468)	(37,092,981)
Net cash provided by / (used in) financing activities	9,746,824	(22,282,763)	(2,837,952)	(18,127,144)	51,834,441

Euroseas Ltd. – Summary of Selected Historical Financials (continued)

Earnings / (loss) per share, basic and diluted(4, 6)	(0.21)	0.04	(0.34)	(2.28)	(0.35)
Common stock dividends declared	6,848,536	8,457,722	4,437,984	2,067,570	-
Cash dividends declared per common share(4)	0.22	0.27	0.125	0.045	-
Preferred stock dividends declared(5)	-	-	-	-	1,440,100
Preferred dividends declared per preferred share(5)	-	-	-	-	44.81
Weighted average number of shares outstanding during period, basic(4, 6)	31,636,633	31,794,381	38,950,100	45,442,841	54,794,181
Weighted average number of shares outstanding during period, diluted(4, 6)	31,636,633	31,846,080	38,950,100	45,442,841	54,794,181

	2010	2011	2012	2013	2014
Fleet Data (2)
Number of vessels	15.53	16.00	15.21	14.56	14.60
Calendar days	5,669	5,840	5,566	5,313	5,330
Available days	4,953	5,700	5,521	5,185	5,245
Voyage days	4,914	5,497	5,280	4,961	5,126
Utilization Rate (percent)	99.2%	96.4%	95.6%	95.7%	97.7%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	11,201	11,525	10,155	7,945	7,534
Vessel Operating Expenses	3,794	4,495	4,507	4,741	4,740
Management Fees	863	995	895	921	919
G&A Expenses	534	511	657	639	663
Total Operating Expenses excluding drydocking expenses	5,191	6,001	6,058	6,301	6,320
Drydocking expenses	1,153	539	290	718	372

(1) Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years. The effect of this change of estimates added $3.4 million to the Company's depreciation expenses during the fourth quarter of 2013, or, $0.08 loss per share, basic and diluted, and $2.5 million, or, $0.05 loss per share to the depreciation expenses during 2014.
(2) For the definition of calendar days, available days, voyage days and utilization rate see "Item 5.A – Operating Results".
(3) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with shipping revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results").

Reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation of TCE rate follow:

	2010	2011	2012	2013	2014
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	54,422,489	64,129,511	54,921,697	40,850,051	42,586,963
Loss of hire insurance income (*)	2,214,179	-	-	-	-
Voyage expenses	(1,596,569)	(777,902)	(1,329,668)	(1,537,898)	(3,963,181)
Time Charter Equivalent or TCE Revenues	55,040,099	63,351,609	53,592,029	39,312,153	38,623,782
Voyage days(*)	4,914	5,497	5,280	4,961	5,126
Average TCE rate(*)	11,201	11,525	10,155	7,924	7,534
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
(5) In January 2014, the Company issued 30,700 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares").
(6) In March 2014, the Company issued 11,164,868 shares of its common stock in a private placement.

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

Industry Risk Factors
The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and negatively affect our results of operations.
 We are an independent shipping company that operates in the drybulk and container shipping industry. Our profitability is dependent upon the charter rates we are able to charge. The supply of, and demand for, shipping capacity strongly influence charter rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.

 In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

Our future profitability will be dependent on the level of charter rates in the international drybulk and container shipping industry.
 During 2012, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) ranged from a minimum of 647 to a maximum of 1162 in July 2012 before declining again, finally closing the year at 699. During 2013, the BDI started rising gradually from 699 to a peak of 2,125 in mid-October, then after declined to 1,484, and increased again to close the year at 2,247. This increase in the index was primarily due to more iron ore going to China. The year 2014 started with a decline from 2,113 to close to 730 in mid-July, followed by a rebound to above 1,450 at the beginning of November and retreated to about 780 by the end of the year. Since the beginning of 2015 the index continued its gradual retreat close to 600 at the beginning of April 2015. The volatility in dry bulk charter rates are due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries, especially in the Capesize and Panamax segments. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.

 Containership rates, having reached historically low levels in 2009, recovered throughout 2010 and the beginning of 2011 (with an exception of a decline during December 2010) and peaked in April 2011. During the remainder of 2011, rates declined again, finishing the year about 26% below their level as of December 31, 2010. During 2012 and until mid-2013 rates remained depressed. From mid-2013 through the present the market has showed a slight and very slow increase still below the levels seen in mid-2011.

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
 The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order recently reached historic highs and remains high by historical standards during 2012 despite a number of order cancellations and delivery delays and continued high in 2013, 2014 and the beginning of 2015 despite the increased scrapping rate for the last three years. Scrapping rate on the containership market remained stable for all this period. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet has increased by 6.1% during 2012, by 5.6% during 2013 and by 6.3% during 2014, while by April 1, 2015 stood about 2% higher compared to the end of 2014. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet was approximately 18.5 million teu with approximately another 3.3 million teu, or, about 18% of the that fleet capacity on order, leading to the possibility that the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2015, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 761.4 million dwt with 151.4 million dwt, or, about 20% of the present fleet capacity on order.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

 If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many of the drybulk carrier and containership charters we renewed or concluded during 2012, 2013, 2014 and the beginning of 2015 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

The fair market values of our vessels are related to prevailing charter charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.  Furthermore, a decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the loss of our vessels and adversely affect our earnings and financial condition.
The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect the global container trade. Rates fell significantly, declining to below the late 2001 ten-year lows. In 2010 containership charter rates improved but remained below long-term averages, but that improvement was not sustainable and charter rates declined again in 2011 and remained low throughout 2012, 2013 and 2014; containership charter rates for Panamax size and larger containerships recovered in late 2014 while charter rates for feeder and handysize vessels like ours remain depressed and only have started recovering in March of 2015  The factors affecting the supply and demand for containerships and bulk carriers and supply and demand for products shipped in containers or bulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

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

In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets' carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed market value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

An economic slowdown in the Asia Pacific region could exacerbate the effect of any slowdowns in the economies of the United States and the European Union and debt problems of some European Union countries and could adversely affect the profitability of our business, financial condition and results of operations.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result of the credit and financial crisis at the end of 2008 and beginning of 2009 and the resulting world economic slowdown, demand for the services of our vessels has declined.  However, economic activity in the Asia Pacific region led by China quickly recovered, especially with regard to the import of bulk commodities. Any negative change in economic conditions in any Asia Pacific country, particularly in China, may have a significant adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product which has had a significant impact on shipping demand. Such growth may not be sustained and the Chinese economy and other Asian countries may experience contraction in the future. Moreover, any continued or renewed weakness in the economies of the United States of America, the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Furthermore, sovereign debt problems in certain southern European Union countries like, for example, Greece, Portugal, Italy and Spain, or delays in raising the debt ceiling in the United States, if necessary, may cause further unease and, possibly, disruption in the operations of financial institutions on which we depend on for our operations and hold deposits in or changes in regulatory environment within which we operate (especially in

Greece). Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries, particularly in China and Japan and, to some extent, India, and such downturns may exacerbate the effect of any slowdowns in the economies of the United States and the European Union.

Eurozone's potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.
Despite the efforts of the European Council since 2011 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.
Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.
The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, sharply in the second half of 2011, and continued to be weak throughout 2012, 2013 and 2014, especially for medium to smaller size containerships.  Freight rates stabilized toward the end of 2012, remained at similar levels in 2013, continued to decline in 2014 and currently remain below historical averages, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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
Although a majority of our vessels are currently under time charters, in the future, we may have more of these vessels (including our vessels currently under construction) on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and reinstate currently suspended dividends to our shareholders could be adversely affected.

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

Environmental requirements can also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise is connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations.  Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and others sanctions, including in certain instances, seizure or detention of our vessels.

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
Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels again profitably or with positive cash flows during the remainder of their economic lives.

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
Rising fuel prices may adversely affect our results of operations.
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). During 2010, 2011, 2012 and 2013, fuel prices increased again approaching their 2008 levels and remained high driven by political uncertainties in several parts of the world. In the second half of 2014 and through the first quarter of 2015 fuel prices fell significantly below 2010 levels, and they currently remain close to 10-year low levels. Any increases in the price of fuel may adversely affect our operations, especially if such increases are combined with lower drybulk and containership rates.

 Also upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers, inventories, on board at the end of a period time or trip time charter, lower than acquired, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.

Rising crew costs may adversely affect our profits.
Crew costs are a significant operating expense for many of our shipping operations. The cost of employing a suitable crew is unpredictable and fluctuates based on events outside our control, including supply and demand and the wages paid by other shipping companies. Crew costs were at high levels in 2008, but shipowners were not noticeably affected by these high prices because the shipping markets were also at high levels until September 2008 when the credit and financial crisis commenced. Since then, shipping rates have declined significantly and crew salaries have remained largely unchanged. An increase in the world vessel operating fleet, either because of the delivery of new tonnage or the re-activation of laid-up containerships, will likely result in higher demand for crews which, in turn, might drive crew costs up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates.

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

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
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
Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States have experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result access to credit markets around the world has been reduced.

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

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed containership market.
Each of our ten containerships is currently employed on a time charter, with the time charters for all of our vessels scheduled to expire during 2015. As of April 2015, the containership charter rates for vessels like ours, although improved noticeably from their year-end levels, still remain low by historical standards and it is uncertain whether even the recent recovery will hold as rates for larger containerships have started weakening. When the current charters of our containerships are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not hold or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

Certain of our shareholders hold shares of Euroseas in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.
As of April 1, 2015, Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 28.0% of the outstanding shares of our common stock and unvested incentive award shares, representing 23.4% of total voting power (after accounting for our Series B Preferred Shares). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of April 1, 2015, funds advised by 12 West Capital Management LP owned approximately 19.3% of our outstanding common stock and unvested incentive award shares, and funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with our Manager amongst others, owned shares of our Series B Convertible Perpetual Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 22.8% and 5.2%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

If our Euromar joint venture partners exercise their conversion rights, they may own a significant percentage of our stock and may have representatives on our Board of Directors, thus enabling them to influence our actions.
Our joint venture agreement, or the Joint Venture, to form Euromar LLC, a Marshall Islands limited liability company, or Euromar, includes the option by Eton Park Capital Management, L.P., or Eton Park, and an affiliate of Rhône Capital III L.P., or Rhône, to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity provided that the net asset value of each entity is positive.  Depending on the values of each entity at the time of conversion, our joint venture partners may end up owning a majority of our common shares.  In addition, depending upon the share percentage of Euroseas owned by Eton Park and Rhône following any such conversion, the number of directors on Euroseas' Board of Directors may be increased for so long as the respective ownership thresholds are met.  As part of the Joint Venture,

Euroseas' largest shareholder, Friends, has entered into a shareholder voting agreement with Eton Park and Rhône whereby Friends has agreed to vote its shares of the Company in favor of any directors nominated by Eton Park and Rhône to fill such additional board seats.  Under the same shareholder voting agreement, the parties have agreed that Eton Park and Rhône may vote a certain percentage of their shares in their sole discretion (based upon their percentage interest on the Euroseas Board of Directors and the number of shares outstanding), with the remainder of their shares being voted in accordance with the vote of all other Euroseas shareholders.  As a result of the foregoing, upon exercise of their conversion rights Eton Park and Rhône may be able to influence our actions.

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
Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. In addition, on March 25, 2010, we entered into the Joint Venture to form Euromar.  Our Chief Executive Officer and Chief Financial Officer are each on the board of Euromar, Euroseas and Eurobulk, and have each agreed to provide certain management services to Euromar.  Therefore our officers may spend a material portion of their time providing services to Euromar.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

We may not be able to pay dividends.
 Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.015 per share was declared in August 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid. We have not declared any dividends to our common stockholders since then, and we may not resume dividend payments as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

 The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. Our Series B Preferred Shares provide that we must pay a cash dividend to holders of the Series B Preferred Shares in an amount equal to 40% of any dividend we pay on our common shares on an as-converted-basis in addition to payment in cash (and not "Payment-In-Kind") of the dividend of the Series B Preferred Shares that is payable at the time except if the dividend payable to the Series B Preferred Shares is 0%, in which case we will pay the greater of a cash dividend of 5% and 40% of the common share dividend on an as-converted-basis.  This provision may be an important factor when our Board of Directors determines whether to declare dividends on our common shares. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

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

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. When vessel prices are low, charter rates are also low and any vessel acquisition might require additional investment to cover shortfalls from operations until rates recover. In addition, growing any business by acquisition – especially if acquiring entire companies – presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) maintaining and obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, (3) integrating newly acquired operations into existing infrastructures and (4) identifying new and profitable charter opportunities for vessels and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in executing our growth plans, and we are not certain that we will not incur significant expenses and losses in connection with the execution of those growth plans.

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
To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2014, we had total bank debt of approximately $54.26 million. As of March 31, 2015, we had repaid $1.92 million of our total bank debt leaving us with total bank debt of $52.34 million. Our debt repayment schedule as of December 31, 2014 requires us to repay $34.58 million of debt during the next two years. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

The current low charter rates and values and any future declines in these rates may affect our ability to comply with various covenants in our secured loan agreements, and may cause us to incur impairment charges or to incur a loss if vessel values are low at a time when we are attempting to dispose of a vessel.
Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of vessels is sensitive, among other things, to changes in the charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current still relatively low charter rates (although improved since the end of 2014) in the containership market and the extremely low charter rates in the drybulk markets coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital as we did with our drybulk vessel M/V Aristides NP in the fourth quarter of 2014.

As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.
Our Manager's current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Eurobulk to recruit suitable additional seafarers and shoreside administrative and management personnel. Eurobulk may not be able to continue to hire suitable employees as we expand our fleet. If Eurobulk's unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.
We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. In fact, we expect to take delivery of four drybulk vessels in 2015 and 2016 based on newbuilding orders we placed in 2014. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, or substantial damage to a vessel prior to delivery. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.
We intend to grow our business through the acquisition of our contracted four newbuilding vessels and we may make selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.
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

In addition, we may seek to terminate one or more of the newbuilding contracts that we entered into in 2013 and 2014 due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement if the charter agreement does not prevent substitution of the vessel or if a substitute vessel is unavailable from our fleet.
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
As of April 30, 2015, all but one of the vessels in our fleet (except three still under construction) are employed under time charters with remaining terms ranging from less than one month to 8 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts or voyage charters represents approximately 40% of our vessel capacity in the remainder of 2015 and 6% of our capacity in 2016.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. During parts of 2009 and 2010, three of our containerships were laid-up. All but one of our vessels are currently employed (except three still under construction) but we may be forced to lay up vessels if rates drop to very low levels for prolonged periods of time. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Manager's ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

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

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. For example, one of our vessels, M/V Eleni P, was involved in a piracy incident in 2010 and it took us nine months to secure its release. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

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
If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels' positions.  The loss of earnings and any costs incurred while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings. The aging of our fleet may result in increased operating costs in the future, which could adversely affect our results of operations.
Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 1, 2015, the vessels in our fleet had an average age of approximately 18.5 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of April 1, 2015, eight of our vessels are over 18 years of age.

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
As of April 1, 2015, the vessels in our fleet had an average age of approximately 19 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
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
We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers especially vulnerable to such attacks. The number of pirate attacks against vessels worldwide dropped slightly during 2011 and more notably during 2012 and significantly during 2013 and 2014.

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

With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed

Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
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
We generate all our revenues in U.S. dollars, but we incur approximately 31% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2014 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

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

Furthermore, interest rates in most loan agreements in our industry have been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate if the quoted LIBOR rate does not reflect their true cost-of-funds or if it is unavailable. Since some of our loans have such clauses, our borrowing costs could increase significantly if there is a market disruption of LIBOR, which could have an adverse effect on our profitability, earnings and cash flow.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
We have historically derived a significant part of our revenues from a small number of charterers. During 2014, approximately 52% of our revenues derived from our top five charterers. During 2013 and 2012, approximately 45% and 50%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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
We are a Marshall Islands corporation, and our subsidiaries are incorporated in jurisdictions outside of the United States. Our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

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

We received notice from the Nasdaq Stock Market that our common stock did not meet its minimum share price requirement, and if we cannot cure this deficiency within the presceibed timeframe, our common stock could be delisted.

Under the rules of the Nasdaq Stock Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. On December 30, 2014, we received notice from the Nasdaq Stock Market, to which we will refer as the Notice, indicating that we are no longer in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5450(a)(1) because the closing bid price of our common stock over a period of 30 consecutive business days was less than $1.00 per share.  The last reported sale price on the Nasdaq Global Select Market on April 29, 2015 was $0.75 per share. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have six months following receipt of the Notice to regain compliance with the minimum share price requirement. We can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the six months following the date of the Notice.  Alternatively, we could also take other actions to cure the deficiency, such as a reverse stock split (for which we have already received shareholder approval). We intend to cure the deficiency within the prescribed timeframe. During this time, our common stock will continue to be listed and trade on the Nasdaq Global Select Market. Our business operations are not affected by the receipt of the Notice.

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
Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, we adopted a shareholders' rights plan pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, including provisions of our shareholders' rights plan, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

Future sales of our stock could cause the market price of our common stock to decline.
 Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.
 We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 200,000,000 shares of common stock and 20,000,000 shares of preferred stock.  On March 25, 2010, we entered into the Joint Venture to form Euromar.  The Joint Venture provides our joint venture partners the option to convert all or part of their equity interests in Euromar into common shares of Euroseas at a price to be based on the comparable values of Euromar and Euroseas at the time of exercise, with such conversion happening at not less than the net asset value of each entity. Depending on the value of each entity at the time of exercise of the conversion, it is possible that our joint venture partners will be able to convert their equity interests in Euromar into a majority of our common shares.
On January 27, 2014 we entered into an agreement to sell 25,000 shares of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  In addition, on March 11, 2014 we entered into an agreement to sell 11,164,868 shares of its common stock shares in a private placement to 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, two funds for which 12 West Capital Management LP is the investment manager. Pursuant to registration rights agreement between us and TCP and 12 West Capital Management LP, we filed a registration statement registering for resale all of the common shares owned by them (in case of the Series B Preferred Shares, the common shares issuable upon conversion of the Series B Preferred Shares), which has resulted in these shares becoming freely tradable without restriction under the Securities Act if such shares are sold under the registration statement.
 Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.
Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
In 2014, our Board approved the issue of 30,700 shares of our Series B Preferred Shares and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

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
Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 30, 2015, our fleet consisted of ten containerships and five drybulk carriers (comprised of four Panamax drybulk carriers and one Handymax drybulk carrier), four newbuildings The total cargo carrying capacity of the ten containerships is 262,988 dwt and 17,587 teu and of the five drybulk carriers is 338,540 dwt and including our four newbuildings, the total cargo capacity of our drybulk vessels is 629,540 dwt. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the three vessels (and of four additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  We have purchased seventeen additional vessels since June 2005, of which we sold three in 2009, one in 2012 and two in 2013.
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
On February 5, 2007, we raised approximately $43.3 million in net proceeds from a follow-on common stock offering. On July 5, 2007, we raised approximately $73.0 million in net proceeds from a follow-on common stock offering.  On November 9, 2007, we raised approximately $93.6 million in net proceeds from a follow-on common stock offering.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.  On June 22, 2012, we raised approximately $14.9 million in net proceeds from a shareholders' rights offering of common stock. On January 27, 2014 we raised approximately $29 million from the sale of 25,000 shares of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, and on March 14, 2014 we raised approximately $14.4 million from the sale of 11,164,868 shares of common stock to funds managed by 12 West Capital Management LP. On October 31, 2014, the Board of Directors awarded 450,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2015, and the remainder which will vest on November 16, 2016.
Our shares originally traded on the OTCBB under the symbol ESEAF.OB until October 5, 2006 and EUSEF.OB from October 6, 2006 to January 30, 2007.  Our common shares have traded on the Nasdaq Global Market under the symbol ESEA since January 31, 2007 and on the Nasdaq Global Select Market since January 1, 2008.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.
B.	Business Overview
Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; (ii) containerships that transport container boxes providing scheduled service between ports.  Please see information in the section "Our Fleet", below. During 2010, 2011, 2012, 2013 and 2014 we had a fleet utilization of 99.2%, 96.4%, 95.6%, 95.7% and 97.7%, respectively, our vessels achieved daily time charter equivalent rates of $11,201, $11,525, $10,155, $7,945 and $7,534, respectively, and we generated revenues of  $54.42 million, $64.13 million, $54.92 million, $40.85 million and $42.59 million, respectively.
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

Our Fleet
  As of April 1, 2015, the profile and deployment of our fleet is the following:
Name	Type	Dwt	TEU	Year Built (*)	Employment (**)	TCE Rate ($/day)
Dry Bulk Vessels
EIRINI P	Panamax	76,466		2004	TC until Nov-15	Hire 103% of Average BPI 4TC
PANTELIS	Panamax	74,020		2000	Ongoing TC with mutual 2 months notice	105% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC until Jan-16	Hire 97% of Average BPI 4TC
ARISTIDES N.P.	Panamax	69,268		1993	TC until May-15	$4,000 for the first 65 days and $6,000 thereafter
MONICA P	Handymax	46,667		1998	Open	$5,500 for the first 60 days, then $10,100
Vessels under construction (*)
Hull Number DY 160	Ultramax	63,500		Fourth Quarter 2015	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Hull Number YZJ 1116	Kamsarmax	82,000		Fourth Quarter 2015	4 years TC starting at delivery + 1 year at charterer's option	$14,100 Option @ $14,350
Hull Number YZJ 1153	Kamsarmax	82,000		2016	N/A
Total Dry Bulk Vessels	9	629,540
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC until Aug-15 + 6 months at charterer's option	$10,750 Option @ $13,500
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC until Oct-15	$7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC until Sep-15	$9,800
DESPINA P	Handy size	33,667	1,932	1990	TC until Nov-15	$9,500
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC until Jun-15	$7,750
MARINOS	Handy size	23,596	1,599	1993	TC until Mar -15	$6,500
JOANNA	Handy size	22,301	1,732	1999	TC until Apr-15	$7,250
MANOLIS P	Handy size	20,346	1,452	1995	TC until Sep-15	$7,300
NINOS	Feeder	18,253	1,169	1990	TC until Jun-15	$8,400
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Jul-15	$8,700
Total Container Carriers	10	262,988	17,587
Fleet Grand Total	19	892,528	17,587
(*)	For newbuilding contracts, it represents the expected year and quarter of delivery in respect of vessels to be delivered in 2015.
(**)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

We plan to expand our fleet by investing in vessels in the drybulk and containership markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 1, 2015, all of our containerships and all but one of our bulkers (except three still under construction) are employed under time charters or voyage charter contracts.
As of April 30, 2015, approximately 40% of our ship capacity days in the remainder of 2015 and approximately 6% of our ship capacity days in 2016 are under contract.
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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2013 and 2014, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2013	Carrying Value as of December 31, 2014
Dry Bulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$20.34(1)	$18.73 (2)
ELENI P	72,119	Mar-2009	$12.43(1)	$11.18 (2)
EIRINI P	76,466	May-2014	-	$20.60 (2)
ARISTIDES N.P.	69,268	Sep-2006	$10.45(1)	$5.09 (4)
MONICA P	46,667	Jan-2009	$12.48(1)	$11.35 (2)
Total Dry Bulk Vessels	338,540		$55.70	$66.95
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$13.00(3)	$12.18(2)
TIGER BRIDGE	2,228	Oct-2007	$3.75(3)	$2.87
AGGELIKI P	2,008	Jun-2010	$7.50(3)	$6.94
DESPINA P	1,932	Aug-2007	$3.85(3)	$3.02
CAPTAIN COSTAS	1,742	Jun-2007	$3.75(3)	$3.28
MARINOS	1,599	Nov-2006	$2.95(3)	$2.64
MANOLIS P	1,452	Apr-2007	$3.75(3)	$3.42
NINOS	1,169	Feb-2001	$2.65(3)	$1.96
JOANNA	1,732	Jul-2013	$5.81	$5.41
KUO HSIUNG	1,169	May-2002	$2.75 (3)	$2.48
Total Container Carriers	17,587		$49.76	$44.20
Fleet Total			$105.46	$111.15
 (1)   Indicates drybulk vessels for which we believe, as of December 31, 2013, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2013.  We believe that the aggregate carrying value of these vessels, assessed separately, of $55.70 million as of December 31, 2013 exceeds their aggregate basic charter-free market value of approximately $49.00 million by approximately $6.70 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2013 are recoverable.
 (2)   Indicates container and drybulk vessels for which we believe, as of December 31, 2014, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2014.  We believe that the aggregate carrying value of these vessels, assessed separately, of $74.04 million as of December 31, 2014 exceeds their aggregate basic charter-free market value of approximately $50.70 million by approximately $23.34 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2014 were recoverable.
 (3)   Indicates vessels impaired as of December 31, 2013 and written down to their estimated fair value.
 (4)   Indicates a vessel impaired as of December 31, 2014 and written down to its estimated fair value.
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
Please refer to page F-43 of the Notes to our financial statements (Note 20) for recent corporate developments.
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
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed by Eurobulk. Our Master Management Agreement, which we initially entered into in 2008, was most recently amended and restated as of January 1, 2014 and its term extended until January 1, 2019.  It provides for a 5% discount of the daily vessel management fee during any period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate five year management agreement with Eurobuk.
  During 2014, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any vessel operating and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up.  The management fee is adjusted annually for inflation every January 1st. There was no adjustment for inflation on January 1, 2014 or 2015 and, hence, we continue to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up, taking into account the 5% volume discount. In the case of newbuilding vessel contracts, the same management fee of 685 Euros begins when construction of the vessels actually begins.  In absence of the "volume discount", the daily management fee will be 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up.
Our Competitive Strengths
  We believe that we possess the following competitive strengths:
•	Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 20 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

•	Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 18.5 years during 2014, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,320 per day for the year ended December 31, 2014. We consider this amount to be among the lowest of the publicly listed drybulk or containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2014, our operational fleet utilization was 99.7%, up from 98.9% in 2013, while our commercial utilization rate increased from 96.8% in 2013 to 98.0% in 2014. Our total fleet utilization rate in 2014 was 97.7%.
•	Strong Relationships with Customers and Financial Institutions. We believe ourselves as well as Eurobulk and the Pittas family have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of their long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.
Our Business Strategy
  Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels.

•	Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and developments present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. During 2014, we ordered or acquired the contracts of four drybulk carrier newbuildings and acquired one secondhand drybulk carrier.
•	Maintain Balanced Employment. We intend to employ our fleet between longer term time charters, i.e. charters with duration of more than a year, and shorter term time or spot charters, if possible. We actively pursue longer term time charters to obtain adequate cash flow to cover as much as possible of our fleet's fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use forward freight agreements (to which we will refer as "FFA" or "FFAs") – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. Our mix of short- and long-term charters is also based on our expectations about future market prospects; when we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 30, 2015, on the basis of our existing time charters, approximately 40% of our vessel capacity in the remainder of 2015 and approximately 6% in 2016 are fixed, which will help protect us from market fluctuations, enable us to make principal and interest payments on our debt and pay dividends to our shareholders.

approximately 0% in 2016 are fixed, which will help protect us from market fluctuations, enable us to make principal and interest payments on our debt and pay dividends to our shareholders.
•	Operate a Fleet in Two Sectors. While remaining focused on the dry cargo segment of the shipping industry, we intend to continue to develop a diversified fleet of drybulk carriers and containerships of up to Panamax size including Kamsarmax vessels. A diversified drybulk fleet profile will allow us to better serve our customers in both major and minor drybulk trades, as well as to reduce any dependency on any one cargo, trade route or customer. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply that has occurred with larger containerships. A diversified fleet, in addition to enhancing the stability of our cash flows, will also help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates.
•	Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2014 calls for a reduction of more than 36% of our debt by the end of 2015 and an additional reduction of more than 36% by the end of 2016 for a total of more than 72% reduction over the two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.
Our Customers
Our major charterer customers during the last three years include Maersk Lines, Klaveness (Baumarine and Bulkhandling shipping pools), Cargill, Noble, Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM, Gold Star Line, MSC and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2014 include one of our top five customers from 2013 and 2012 (Gold Star Line). Our top five customers accounted for approximately 52% of our revenues in 2014, 45% of our revenues in 2013 and 50% of our revenues in 2012. In 2014, CMA, MSC, GSL, Noble and Cargill accounted for 12.6%, 10.6%, 10.3%, 10.3% and 8.1% of our revenues, respectively; in 2013, Morgan Stanley, MSC and Noble accounted for 10.5%, 10.16% and 9.7%, of our revenues, respectively; and in 2012, Maersk Lines, Klaveness and Orient Express Lines accounted for 11.75%, 10.71% and 5.42% of our revenues, respectively. As of December 31, 2014, we do not have any material trade receivable from any of our customers that accounted for more than 10% of the customer's revenues during 2014. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.
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
There are four main classes of drybulk carriers — Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of dwt capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line on the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Kamsarmax vessels, while vessels over 100,000 dwt are called Capesize vessels (mini-Capes 100-140,000 dwt).

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

   A contract of affreightment ("COA") is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which identified cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each entered vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and contracts of affreightment with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.

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

Environmental Regulation – International Maritime Organization
The United Nations' International Maritime Organization, or the IMO, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, known as ECAs (see below).  We believe that all our vessels are currently compliant in all material respects with these regulations.
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
Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which was further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands were also designated as an ECA. Applicable areas of the U.S. Caribbean Sea were designated as an ECA effective January 1, 2014.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirements that all new ships utilize the Energy Efficiency Design Index (EEDI) and all ships use the Ship Energy Efficiency Management Plan (SEEMP). We believe that all our vessels are currently compliant in all material respects with these regulations.
If further ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide, to which we will refer as NOx, standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  It is expected that on September 1, 2015, the amendments will enter into force.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.  May 2013 SOLAS amendments regarding emergency training and drills entered into force as of January 1, 2015. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management (BOEM) proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. This rule became effective in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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
USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.
USCG has set up requirements for ships with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first drydock after January 1, 2014; (2) ballast capacity above 5,000m3—first drydock after January 1, 2016.  All our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016.
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
International Labour Organization
  The International Labour Organization (ILO) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 would enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 entered into force on August 20, 2013.  The ratification of MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

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
Inspection by Classification Societies

  The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS).  In December 2013, IACS adopted new harmonized Common Structural Rules, or the Rules, which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  .  Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.
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
  The following table lists the drydocking or special survey for the vessels in our current fleet.
Vessel	Next	Type

NINOS	July 2015	Special Survey
MARINOS	March 2016	Drydocking
ARISTIDES N.P.	March 2016	Drydocking
KUO HSIUNG	July 2016	Drydocking
MANOLIS P	May 2015	Drydocking
CAPTAIN COSTAS	July 2017	Special Survey
DESPINA P	December 2015	Special Survey
TIGER BRIDGE	November 2015	Special Survey
EVRIDIKI	June 2016	Special Survey
MONICA P	April 2016	Drydocking
ELENI P	March 2017	Special Survey
PANTELIS	January 2018	Drydocking
JOANNA	June 2017	Drydocking
AGGELIKI P	October 2015	Drydocking
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
Euroseas is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under "Item 18. Financial Statements" and in Exhibit 8.1 to this annual report.
D.	Property, plants and equipment
We do not own any real property.  As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk.  We do not have current plans to lease or purchase office space, although we may do so in the future.
Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, "Basis of representation and General Information", of the attached Financial Statements for a listing of our vessel owning subsidiaries.

Item 4A.                  Unresolved Staff Comments
None.
Item 5.	Operating and Financial Review and Prospects
The following discussion should be read in conjunction with our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to "we," "our" and "us" refer to Euroseas and our subsidiaries, except where the context otherwise indicates or requires.
We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues. As of April 30, 2015, all but one of our drybulk and container vessels are under contract (except three still under construction).
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

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see "Critical Accounting Policies", below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.
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
Management fees. These are the fees that we pay to Eurobulk, our affiliated ship manager, under our management agreement with Eurobulk for the technical and commercial management that Eurobulk performs on our behalf. Since January 1, 2014, the daily management fee is 685 Euros per vessel (net of the volume discount) for vessels in operation, payable monthly in advance, and is adjusted annually for inflation on each January 1st. There was no adjustment for inflation on January 1, 2015 as the inflation rate in Greece was not positive. Since January 1, 2012, the daily management fee reflects a 5% volume discount for the period the number of vessels wholly or partially owned by Euroseas managed by Eurobulk is over twenty. As of April 1, 2015, there are 30 vessels managed by Eurobulk of which 26 vessels are wholly or partially owned by Euroseas (15 vessels in our fleet – not including the vessels under construction – and 11 vessels owned by our Joint Venture) and another 4 privately owned vessels. Without the volume discount, the daily management fee would be 720 Euros per day per vessel in operation. The management fee for laid-up vessels is 50% of the rate for vessels in operation. In the case of newbuilding vessel contracts, the prevailing management fee (currently 685 Euros) will be payable as from the date construction of the vessel actually begins. The Company paid management fees for one of the four new-building vessels, Ultra One (Ultramax hull Number DY 160) the construction of which has begun (steel cutting) within December 2014.
Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods. The Company estimates that its drybulk vessels have a useful of 25 years from date of original construction. Effective October 1, 2013, the Company changed its estimate of the useful life of its containerships to 25 years from 30 years from the completion of the vessel's construction. The Company's depreciation expenses during the year 2014 after the change in estimates increased by $2.5 million or $0.05 per share.
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
Results from Operations
Year ended December 31, 2014 compared year ended December 31, 2013.
Voyage revenues. Voyage revenues for the year were $42.59 million, increased 4.3% compared to the year ended December 31, 2013 during which voyage revenues amounted to $40.85 million. This increase was primarily due to the increased voyage days for our fleet during 2014 as compared to 2013 as well as the increased percentage of voyage charters for which we pay the voyage costs as compared to time charters for which the voyage costs are paid by the charterer. In 2014, we operated an average of 14.6 vessels, a marginal increase over the average of 14.56 vessels we operated during the same period in 2013, and our fleet had 5,119 voyage days earning revenue as compared to 4,948 voyage days earning revenue in 2013.   While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,534 per day per vessel in 2014 compared to a TCE rate of $7,945 per day per vessel in 2013, a decrease of 5.2%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments  or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $2.19 million in charter commissions for the year ended December 31, 2014, representing 5.15% of charter revenues. This represents a increase over the year ended December 31, 2013, where commissions paid were $1.94 million, representing 4.74% of voyage revenues. The higher dollar amount of commissions paid in 2014 reflects the increase of the charter contracts rates we entered into during 2014.
Voyage expenses. Voyage expenses for the year were $3.96 million and related to expenses for certain voyage charters. For the year ended December 31, 2013, voyage expenses amounted to $1.54 million. Because our vessels are generally chartered under time charter contracts, voyage expenses usually represent a small fraction (9.3% and 3.8% in each of 2014 and 2013, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. A higher number of voyage charter contracts for our vessels in 2014 resulted in increased voyages expenses as compared to 2013.
Vessel operating expenses. Vessel operating expenses were $25.28 million in 2014 compared to $25.19 million for 2013.  Daily vessel operating expenses per vessel amounted to  $4,740 per day in 2014 in line with daily vessel operating expenses of $4,744 per day in 2013.
Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2014, Eurobulk charged us 685 Euros per day per vessel totalling $4.89 million for the year, or $919 per day per vessel. During 2013, Eurobulk charged us 685 Euros per day per vessel totalling $4.89 million for the year, or $921 per day per vessel.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2014, we had a total of $3.51 million of general and administrative expenses as compared to $3.54 million in 2013.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2014, we had five vessels undergoing drydocking for a total of $1.98 million.  During 2013, we had eight vessels undergoing drydocking for a total of $3.82 million.
Vessel depreciation. Vessel depreciation for 2014 was $12.14 million. Comparatively, vessel depreciation for 2013 amounted to $19.98 million. Effective October 1, 2013, the Company revised its estimate of the useful life of its containerships to 25 years from 30 years based on management's current expectations to scrap vessels earlier based on the outlook of the container market. The revision of the estimated useful life of our containerships was driven by the protracted depressed charter rates for containerships which did not show any improvement in the fall of 2013 contrary to our expectations. The effect of this change of estimate added $3.37 million to the Company's depreciation expenses during the fourth quarter of 2013, or $0.08 loss per share, basic and diluted. The depreciation expense for the year 2014 before the change in the estimates would have been $17.05 million. Excluding the above-said effect, vessel depreciation in 2014 was lower compared to 2013 due to the impairment charge in nine of our vessels in 2013.
Impairment of vessels. As a result of the Company's change of the estimated useful life of its containerships to 25 years from 30 years and the continued low level or decline in charter rates which affect the estimated average historical charter rates and cash flows, the Company determined that the carrying values of nine of its containerships were not recoverable as of December 31, 2013. Consequently, the Company recorded an impairment charge of $78.21 million to reduce the carrying value for each of the nine containerships to their estimated market value as determined by the Company based on third party valuation as of December 31, 2013. In 2014, the Company determined that the carrying value of a dry-bulk vessel was not recoverable as of December 31, 2014. The Company recorded an impairment charge of $3.5 million.
Interest and other financing costs. Interest expense and other financing costs net of interest income for the year were $2.15 million. Comparatively, during the same period in 2013, interest and other financing costs amounted to $1.85 million. Interest incurred and loan fees were higher in 2014 due to the higher average outstanding debt during the year as compared to 2013.
Interest income. Interest income for the year was $0.42 million. Comparatively, during the same period in 2013, interest income amounted to $0.39 million. Interest income was lower in 2013 due to lower average cash balances during the year.
Derivatives losses. In 2014, we had a realized loss of $0.76 million from the net interest settlement on our interest rate swap contracts that we entered into January 2011, September 2013 and October 2014 and an unrealized gain of $0.72 million from the mark to market valuation on the same interest rate swaps compared to a realized loss of $1.55 million and unrealized gain of $1.38 million in 2013. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates.
Equity Loss in Joint Venture. In 2014, we recognized a $2.54 million loss in our share in Euromar, compared to a $2.02 million loss in 2013. We own a 14.286% interest in Euromar.
Other Income. In 2014, we recognized $0.99 million income from accrued dividends relating to $5.00 million we have deposited in an escrow account which is available to be invested in Euromar if approved by Euromar's board of managers which funds accrue dividends in preferred units of Euromar. The amount of other income on accrued dividends in 2013 was $0.20 million.
Dividend on Series B Preferred Shares. The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2014, the Company declared and paid in kind dividends of $1.44 million. There was no such amount for the year ended December 31, 2013.
Net loss. As a result of the above, net loss for the year ended December 31, 2014 was $19.36 million compared to net loss of $103.42 million for the year ended December 31, 2013.

Year ended December 31, 2013 compared year ended December 31, 2012.
Voyage revenues. Voyage revenues for the year were $40.85 million, down 25.6% compared to the year ended December 31, 2012, during which voyage revenues amounted to $54.92 million. This decrease was primarily due to the lower charter rates our vessels achieved in 2013 as compared to 2012. In 2013, we operated an average of 14.56 vessels, a 4.3% decrease over the average of 15.21 vessels we operated during the same period in 2012. Our fleet of 14.56 vessels had 167.8 commercial off-hire days and 56.7 operational off-hire days. While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,945 per day per vessel compared to a TCE rate of $10,155 per day per vessel in 2012, a decrease of 21.8%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments  or we enter into new charter party agreements ), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. As the market rates were lower in 2013 compared to 2012, the rates at which our vessels were re-chartered were lower as compared to 2012, leading to lower voyage revenues.
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
Vessel operating expenses. Vessel operating expenses were $25.19 million in 2013 compared to $25.08 million for 2012.  Daily vessel operating expenses per vessel increased to $4,741 per day in 2013 compared to $4,507 per day in 2012, representing an 5.2% increase, partly due to higher exchange rates of the Euro and other currencies with respect to the U.S. dollar.
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
In the fourth quarter of 2013, the Company reassessed the estimated useful life of its container vessels based on the further decrease in charter rates and the decrease in the age of vessels scrapped including the container vessels the Company scrapped in the second quarter of 2013. Market reports indicated that from 2000 to 2011 the scrapping age of containerships was close to thirty years while during 2012 and 2013, when charter rates and secondhand values of the containership market remain at the bottom of the market cycle, the average scrapping age of containership carriers scrapped was approximately 24 and 22 years, respectively. Based on that data, the Company decided to revise its estimate of the useful life of its containerships from 30 years to 25 years as of October 1, 2013 to reflect mid-cycle conditions. The effect of this change of estimates added $3.37 million to the Company's depreciation expenses during the fourth quarter of 2013 or, $0.08 loss per share, basic and diluted, and also added $2.5 million to the depreciation expenses, or, $0.05 loss per share, basic and diluted during 2014.
Impairment of vessels
We review for impairment our vessels held and used whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
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
Our impairment test exercise is highly sensitive on variances in the time charter rates, effective fleet utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs.  Our estimates for the time charter rates are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, have been based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed.
Effective October 1, 2013, the Company changed its estimated useful life of its containerships to 25 years from 30 years, and as of December 31, 2013, the Company determined that the book values of nine of its containerships were not recoverable, and thus a non-cash impairment loss of $78.21 million, or $1.71 loss per share, basic and diluted, was recorded. The Company believes that the book value of its ships, following the impairment charge, provide a better estimation of the current values of its vessels.  For the remaining five vessels, our analysis, which involved sensitivity tests on the future time charter rates (which is the input that is most sensitive to variations), allowing for variances of up to 5% on time charter rates from the Company's base scenario, indicated that there was no impairment. Under the same analysis as of December 31, 2014, we determined that the book value of one dry-bulk carrier (M/V Aristeides NP) was not recoverable, so an impairment loss of $3.5 million, or $0.06 loss per share, basic and diluted, was recorded.
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

Over the last five years, the Company has sold seven vessels: Ioanna P on January 12, 2009, Nikolaos P on February 12, 2009, Gregos on December 16, 2009 and Artemis on December 17, 2009, which resulted in combined impairment and loss on sale of $24.8 million, $0.3 million, $0.3 million and $8.7 million, respectively. In March 2012, the Company sold Jonathan P resulting in loss on sale of $8.6 million. In June and July 2013, the Company sold Anking and Irini, respectively. For Irini, no indication for impairment existed at the date of its sale. The vessel was sold on July 2013 at a gain of $1.26 million. The Company's impairment analysis for Anking as of March 31, 2013 indicated that its carrying value was recoverable if held to the end of its expected economic life. In June 2013 the vessel was sold at a loss of $3.19 million when its charter expired and the Company decided to focus on pure feeder containerships while Anking was a multipurpose vessel.
For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4B. Business Overview – Our Fleet".
A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for each of our vessels (including those whose value was impaired) is presented below:

Vessel	Charter Rate as of 12/31/2014	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2015)	Rate Year 2 (2016)	Rate Year 3+ (2017+)	Breakeven Rate (USD/day)
Ninos	8,400	5	0.5	6.540	6.540	9,321	442
Kuo Hsiung	8,700	6.5	3.5	6540	6,540	9,321	6,376
Aristides NP(*)	4,250	1	3.5	8,659	8,659	18,046	10,096
Manolis P	7,200	3.5	5.5	6,626	6,626	11,236	8,096
Cpt. Costas	7,750	8	2.5	7,083	7,083	12,010	7,525
Despina P	6,950	3	0.5	7,452	7,452	12,716	2,135
Tiger Bridge	7,000	3.5	0.5	7,735	7,735	13,911	1,783
Pantelis	9,319	3	10.5	10,014	10,014	21,496	12,936
Aggeliki	6,900	4.5	8.5	7,454	7,454	12,720	10,083
Eleni P	8,609	12.5	7.5	9,749	9,749	20,318	12,359
Monica P	5,500	2.5	8.5	9,035	9,035	18,203	11,286
Evridiki	8,200	4	11.5	9,022	9,022	16,990	10,786
Eirini P	7,733	11	14.5	10,493	10,493	22,571	8,827
Joanna	7,250	4	9.5	7,680	7,680	12,010	10,353
Marinos	6,500	1	3.5	6,462	6,462	10,958	7,675
(*) Vessel was impaired as of December 31, 2014.

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
For the years ended December 31, 2012, 2013 and 2014, we recorded a loss of $1.22 million, $2.02 million and $2.54 million, respectively being our share of the equity pick up. As of December 31, 2014, our $25.0 million investment in the Joint Venture was recorded as a non-current asset of $18.67 million reflecting the accumulated losses recorded to December 31, 2014. We did not record any impairment against our investment in Euromar because the impairment test we performed for Euromar's vessels indicated that the carrying values of its vessels are recoverable. We are monitoring the assumptions used by Euromar for its impairment test and will appropriately adjust the value we carry of our investment in Euromar if necessary.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this annual report.
B.	Liquidity and Capital Resources
  Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures in 2015. We have under construction four bulk carriers with a total contracted amount remaining to be paid of $98.60 million with $54.64 million payable in 2015 and $43.96 million in 2016 which we plan to finance with additional borrowings, cash available and by raising additional equity. Specifically, as of April 1, 2015, we have secured debt financing for one of the two vessels we expect to take delivery during the fourth quarter of 2015 and, also, for the one to be delivered in the first quarter of 2016 for a total of up to $38.95 million; we plan to arrange long term borrowings for the second vessel we expect to take delivery in the fourth quarter of 2015 and, if necessary, supplement the funds needed with equity offerings and, possibly, sale of existing vessels or one or more of our vessels under construction.  In our opinion, we believe that our working capital is sufficient to meet our needs over the next year.

  Cash Flows
  As of December 31, 2014, we had a cash balance of $25.41 million and $7.99 million of restricted cash. Amounts owed to or due from related party represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the shipowning companies during the normal course of operations for which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. We occasionally may owe funds to such related party if the timing of any advance delays disbursement of funds. As of December 31, 2014, we had $1.15 million due to related party. Interest earned on funds deposited in related party accounts, if any, is credited to the account of the shipowning companies or Euroseas.  We do not pay interest for any funds that we may owe to such related company. Working capital is current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $5.66 million including the current portion of long term debt of $19.51 million as of December 31, 2014. We expect to finance our capital commitments for our vessels under construction via long term borrowings and equity offerings.
  Net cash from operating activities.
  Our net deficit from cash flows used in operating activities for 2014 was $0.73 million as compared to cash flow provided by operating activities of $4.03 million in 2013 and $8.51 million in 2012, which is primarily due to the lower rates our vessels earned on average during 2014 as compared with 2013 and 2012. This represents the net amount of cash, after expenses paid, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Our net loss for 2014 was $17.92 million, which was offset by $12.14 million of vessel depreciation, $3.5 million of impairment loss and increased by $0.72 million unrealized gain on derivatives and, again, was offset by $0.07 million of changes of other operating assets and liabilities. In 2013, net cash flow from operating activities was $4.03 million based on a net loss of $103.42 million, which was offset by $19.98 million of vessel depreciation, $78.21 million of impairment loss and increased by $1.38 million unrealized gain on derivatives and further offset by $6.17 million of increase in other operating assets and liabilities of which net $4.04 million was an increase to our operating cash flow from funds that were due to us by a related company. In 2012, net cash flow from operating activities was $8.51 million based on a net loss of $13.2 million, which was offset by $17.39 million of vessel depreciation and $8.57 million loss from sale of vessels and increased by $1.06 million unrealized gain on derivatives and by $5.24 million of changes in other operating assets and liabilities of which $4.74 million were funds transferred to a related party for upcoming payments.
  Net cash from investing activities.
In 2014, we invested $21.32 million for the acquisition of M/V "Eirini P", we also invested another $15.64 in advances for vessels under construction and we increased our restricted cash by $0.30 million due to increased minimum liquidity requirements because of the acquisition of M/V Eirini P and had about $0.17 million released from retention accounts. In 2013, we received $7.32 million from the sale of M/V "Anking" and M/V "Irini" and invested $5.98 million for the acquisition of M/V "Joanna". Additionally, we decreased our restricted cash in retention accounts by $1.6 million and had released another $0.46 million from retention accounts, contributed another $6.25 million as a capital call to our Euromar Joint Venture and $5.00 million in an escrow account to be invested in Euromar. The total cash used in investing activities was $7.88 million. In 2012, we received $4.25 million from the sale of M/V "Jonathan P" and we increased our restricted cash by $3.95 million and cash in retention accounts by $0.05 million and contributed $3.75 million as a capital call to our Euromar joint venture, resulting in investing activities of $3.51 million.
During the fourth quarter of 2013 and in 2014, we ordered or acquired the contracts to build four bulk carriers for a total cost of $114.24 million of which the total contracted amount remaining to be paid was $98.60 million as of December 31, 2014, with $54.64 million payable in 2015 and $43.96 million in 2016. We have secured bank financing for two of the vessels for up to $38.95 million and will finance the remaining commitments with additional bank debt for the remaining two vessels, cash available and by raising additional equity.
  Net cash from financing activities.
  In 2014, net cash provided by financing activities consisted of $14.55 million net proceeds from issuance of common stock and $29.55 million net proceeds from issuance of preferred shares, for which we paid $0.56 million of offering expenses, $23.3 million proceeds from long term debt for which we paid $0.3 million loan arrangement fees, we paid dividends of $0.01 million and repaid loans of $14.69 million. In 2013, net cash used in financing activities amounted to $18.13 million. This consisted of $2.09 million of dividends paid and $15.94 million of loan repayments and we also paid $0.10 million of expenses. In 2012, net cash used in financing activities amounted to $2.84 million. This consisted of $4.45 million of dividends paid and $13.33 million of loan repayments. We also paid $0.30 million in stock offering expenses and received $15.24 million from new shares of common stock issued in June 2012 in connection with our rights offering.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
  As of December 31, 2014, we had eight outstanding loans with a combined outstanding balance of $54.26 million. These loans have maturity dates between 2015 and 2019. Our long-term debt as of December 31, 2014 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2014 is provided in Note 9 of our attached financial statements. In 2015, we plan to repay approximately $19.51 million of the above debt based on our loans as of December 31, 2014. As of December 31, 2014, there are no additional debt commitments to finance the acquisition of additional vessels.

 Our loan agreements contain covenants.
  Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do from time to time provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2014, we were not in default of any credit facility covenant.
Shelf registration
  On October 6, 2014, the SEC declared effective our shelf registration statement on Form F-3 registering for resale an aggregate of 28,992,178 shares of our common stock owned by funds advised by 12 West Capital Management LP and shares of common stock issuable upon conversion of our Series B Preferred Shares owned by funds advised by TCP.

Capital Expenditures
  We make capital expenditures from time to time in connection with our vessel acquisitions. In 2012 and 2013, we contributed $3.75 million and $6.25 million, respectively, to the Joint Venture. As of April 30, 2015, we have no remaining capital commitments to the Joint Venture.

  According to the agreement between the Company and its joint venture partners in Euromar, conversion of their Euromar interest (either in full or in part) can take place only if at the time of such conversion the net asset market values of Euromar and the Company are both positive. The Company believes that the net asset market values of Euromar and the Company as of December 31, 2014 are positive. Furthermore, the Company has not provided any guarantees to Euromar beyond its capital already invested or committed. None of the loans entered into by Euromar have any recourse to the Company. The Company believes that its financial condition, liquidity and capital resources will not be negatively influenced in the event Euromar becomes a consolidated subsidiary of the Company, as lenders to Euromar have no recourse to the Company, both before and after consolidation.

  In the event of a consolidation, the Company's results of operations will be affected by the results of operations of Euromar as follows: revenues, operating expenses and interest expenses will increase by the corresponding amounts of Euromar and its net income or loss will be affected by the respective amounts of Euromar. Had Euromar become a consolidated subsidiary of the Company in 2014, the Company's revenues would have increased by $31.7 million, its operating expenses would have increased by $41.33 million and its net loss would have increased by $17.8 million. Furthermore, if Euromar were to become a wholly-owned subsidiary of the Company, it would increase the Company's total indebtedness, long term assets and book value. As of December 31, 2014, Euromar's total indebtedness stood at $124.29 million with repayments due in 2015 of $12.06 million. The average margin of Euromar's outstanding indebtedness as of December 31, 2014 is approximately 3.64% and the remaining tenor ranges from 1.6 to 2.6 years. Summary financial information for Euromar is provided in Note 17 of the financial statements (see page F-40 below).

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

  Finally, in January and May 2014, we ordered two Ultramax and two Kamsarmax drybulk carriers for which we have paid $15.64 million in 2014 and we are to pay an additional $54.64 million in 2015 and $43.96 million in 2016 before we take delivery of the vessels. Furthermore, we acquired a Panamax drybulk carrier in May 2014 for which we paid $21.32 million.

Dividends
  In 2014, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets.
  The aggregate amount of all dividends paid through the third quarter of 2013 was $99.64 million. In 2014, the Company paid $13,050 of dividends that accrued before the fourth quarter of 2013 but were previously unpaid.
  Within 2014, the Company declared four consecutive quarterly dividends on its Series B Preferred Shares of $1.44 million, all of which were paid in-kind.
C.	Research and development, patents and licenses, etc.
Not applicable.
D.	Trend information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk and container vessels carriers are primarily a function of the underlying balance between vessel supply and demand.
The demand for drybulk carrier and containership capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last ten years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, i.e., the average speed the fleet operates, and port congestion. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a certain amount of trade volume and thus increases demand for ships as do higher levels of port congestion leading to higher charter rates if all other factors influencing rates are unchanged.

The supply of drybulk carriers, containerships vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 1, 2015, the capacity of the fully cellular worldwide container vessel fleet was approximately 18.5 million teu with approximately 3.3 million teu, or, about 18% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2015, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 761.4 million dwt with 151.4 million dwt, or, about 19.9% of the present fleet capacity was on order.
The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2011, 2012, 2013 and 2014, scrapping rates of drybulk vessels increased again. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel scrapping ages. We sold one of our laid-up vessels, Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates have continued during 2012, 2013 and 2014 following the weakness of containership charter hire rates. The average scrapping age for containerships during 2013 and 2014 was 22 years, down from about 24 years up to 2012.  We sold another one of our vessels, Jonathan P, built in 1990

(a 22-year old vessel) in March 2012, and we also sold for scrap two of our vessels, Anking and Irini (the latter a drybulk vessel) built in 1990 and 1988, respectively, in June and July 2013.
Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 30, 2015, approximately 40% of our ship capacity days in remainder of 2015 and approximately 6% of our ship capacity days in 2016, are under time charter contracts. If the current market conditions and rates prevail, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
E.	Off-balance Sheet Arrangements
As of December 31, 2014, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2014:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$54,257,000	$19,512,000	$24,345,000	$10,400,000	—
Interest Payments (1)	$5,982,903	$2,369,080	$2,216,490	$1,062,920	$334,413
Vessel Management fees (2, 5)	$30,223,409	$5,323,032	$12,003,280	$12,897,097	—
Other Management fees (3)	$10,724,932	$2,000,000	$4,212,450	$4,512,482	—
Shipyard payments	$95,553,000	$51,590,000	$43,963,000	—	—
Total	$196,741,244	$80,794,112	$86,740,220	$28,872,499	$334,313

(1)      Assuming the amortization of the loans as of December 31, 2014 described above and an average calculated interest rate margin over LIBOR of about 0.42%, 1.32%, 2.04%, 2.30% and 2.57% per annum for the five periods, respectively, and based on an underlying assumption for LIBOR calculated from the swap rates of the LIBOR yield curve as of December 31, 2014 of 0.42%, 0.87%, 1.26%, 1.52% and 1.73% for years 1 to 5, respectively. Also includes our obligation to make payments required as of December 31, 2014 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).
(2)      Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $822) starting on January 1, 2015 for the fifteen vessels owned by Euroseas as of that date under the Amended and Restated Master Management Agreement in effect as of January 1, 2015; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2015; the present term of which expires on January 1, 2019.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.20 USD/Euro).
(3)      Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2015 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2019.
(4)      Refers to our obligation to advance to the shipyard 10% of the vessel contract price three times during the pre-delivery period and 70% of the vessel contract price upon the delivery of the vessel. For Hull No DY 160 a 10%

advance was paid in the first quarter of 2014 upon the receipt of the refund guarantee, 10% was paid corresponding to steel cutting in the fourth quarter of 2014, 10% corresponding to keel laying is due in the second quarter of 2015 and the remaining 70% will be paid on delivery. For Hull No DY 161 a 10% advance was paid in the first quarter of 2014 upon the receipt of the refund guarantee, 10% will be advanced corresponding to steel cutting is due in the first quarter of 2015, 10% corresponding to keel laying is due in the third quarter of 2015 and the remaining 70% will be paid on delivery. For Hull No YZJ 1116 a 10% advance was paid in the second quarter of 2014 upon the receipt of the refund guarantee, 10% will be paid corresponding to steel cutting in the first quarter of 2015, 10% corresponding to keel laying is due in the second quarter of 2015 and the remaining 70% will be paid on delivery. For Hull No YZJ 1153 a 10% advance was paid in the second quarter of 2014 upon the receipt of the refund guarantee, 10% will be paid corresponding to steel cutting in the first quarter of 2016, 10% corresponding to keel laying is due in the third quarter of 2016 and the remaining 70% will be paid on delivery.
(5)      Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $822) starting in December 2014 for Hull No DY 160, in March 2015 for Hull No DY 161, in January 2015 for Hull YZJ1116 and in January 2016 for Hull YZJ1153 as of the date of steel cutting for each vessel per our Amended and Restated Master Management Agreement in effect as of January 1, 2014.  These management fees amount to $822,582, $2,524,320, $2,715,178 and $0 for the periods shown in the table, respectively.
(7) On January 12, 2015, the Company signed a term loan facility with HSBC of up to the maximum of $19.95 million or 70% of the vessel's market value upon delivery if the ship is under an Approved Charter (lesser of) or 65% of the vessel's market value upon delivery if the vessel is charter free. The facility will be used to partly finance the Construction Cost of Hull No DY 160 and will be repaid over five years following the delivery of the vessel. Hull No DY 160 will serve as collateral to the loan.
(8) On March 20, 2015, the Company signed a term loan facility with HSH of up to the maximum of $19.00 million or 62.5% of the vessel's market value upon delivery (lesser of). The facility will be used to partly finance the Construction Cost of Hull No DY 161 and will be repaid over four years following the delivery of the vessel. Hull No DY 161 will serve as collateral to the loan.
G.	Safe Harbor

See "Forward-Looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	55	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	55	CFO and Treasurer; Class A Director
Aristides P. Pittas	63	Vice Chairman; Class A Director
Stephania Karmiri	47	Secretary
Panagiotis Kyriakopoulos	54	Class B Director
George Skarvelis	54	Class B Director
George Taniskidis	54	Class C Director
Apostolos Tamvakakis	63	Class C Director (since June 25, 2013)
Tim Gravely	37	Series B Director (since January 31, 2014)

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

Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV), BoD member of AGET Heracles and BoD member of Digea S.A.  He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval

Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.
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
 Executive Compensation
 We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. During 2014, under this Master Management Agreement, as amended, we paid Eurobulk $2,000,000 for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, Mr. Konstantinos Siademas, and for other services associated with us being a public company and other services to our subsidiaries. As of January 1, 2015 this fee remained the same at $2,000,000.
 Director Compensation
 Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.
 Directors who are not our employees do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $12,000, plus $3,000 for attending the quarterly meeting of the Board of Directors, plus an additional retainer of $8,000 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.
 All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
 In June 2010, we adopted an Equity Incentive Plan (the "2010 Equity Incentive Plan") which entitled our Board of Directors to grant to our directors, officers and key employees awards in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. Under the 2010 Equity Incentive Plan, the aggregate number of shares of common stock with respect to which options or restricted shares were permitted to be granted was 1,500,000 shares of common stock. The Plan was administered by our Board of Directors.
 In July 2014, our Board approved a new equity incentive plan (the "2014 Equity Incentive Plan") to replace the 2010 Equity Incentive Plan. The 2014 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 2,500,000 shares over 10 years after the 2014 Equity Incentive Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2014 Equity Incentive Plan.  Awards may be made under the 2014 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
 On June 28, 2012 an award of 119,200 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 46,400 shares vested on July 1, 2012, 26,400 shares vested on November 16, 2012 and 46,400 shares vested on July 1, 2013; awards to officers and directors amounted to 68,480 shares and the remaining 50,720 shares were awarded to employees of Eurobulk. On November 3, 2012, the Board of Directors awarded 435,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2013, and the remainder vested on November 16, 2014. On November 21, 2013, the Board of Directors awarded 450,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2014, and the remainder which will vest on July 1, 2015. On October 31, 2014, the Board of Directors awarded 450,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2015, and the remainder which will vest on November 16, 2016. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
C.	Board Practices
The current term of our Class A directors expires in 2017, the term of our Class B directors expires in 2015 and the term of our Class C directors expires in 2016.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.
Audit Committee
We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and "audit committee financial expert" as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under "Corporate Governance."
Corporate Governance
Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are described below.

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
•	In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	The Board of Directors adopted a new Equity Incentive Plan in July 2014. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.
•	As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.
•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
D.	Employees
We have no salaried employees, although we reimburse our Manager for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2014, approximately 90 officers and 330 crew members served on board the vessels in our fleet.

E.	Share Ownership
With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see "Item 7. Major Shareholders and Related Party Transactions".
All of the shares of our common stock have the same voting rights and are entitled to one vote per share.
Equity Incentive Plan
 See Item 6.B of this annual report, "Compensation."
 Options
  No options were granted during the fiscal year ended December 31, 2014. There are currently no options outstanding to acquire any of our shares.

Warrants
 We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 1, 2015 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner(1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of common Stock (15)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned	Percent of Voting of Series B Stock (16)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Friends Investment Company Inc.(2)	16,175,361	28.0%	-	-		23.4%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	-	-	26,500	81.4%	18,275,862	13.2%
12 West Capital Fund L.P. (5) (**)	7,592,110	13.1%	-	-	-	11.0%
Fred H Brenner (***)	4,330,014	7.5%	-	-	-	6.3%
12 West Capital Offshore Fund L.P. (5) (**)	3,572,758	6.2%	-	-	-	5.2%
Family United Navigation Co.	2,923,658	5.1%	-	-	-	4.2%
Preferred Friends Investment Company Inc.(4)	-	-	6,042	18.6%	4,166,897	3.0%
Aristides J. Pittas(6)	686,076	1.2%	-	-	-	1.0%
George Skarvelis(7)	43,540	*	-	-	-	*
George Taniskidis(8)	99,040	*	-	-	-	*
Panagiotis Kyriakopoulos(9)	233,480	*	-	-	-	*
Aristides P. Pittas(10)	81,000	*	-	-	-	*
Anastasios Aslidis(11)	475,000	*	-	-	-	*
Apostolos Tamvakakis(12)	21,000	*	-	-	-	*
Timothy Gravely	-	*	-	-	-	*
Stephania Karmiri(13)	-	*	-	-	-	*
Symeon Pariaros(14)	41,500	*	-	-	-	*
All directors and officers and 5% owners as a group	36,274,537	62.7%	32,542	100%	22,442,759	68.7%
*         Indicates less than 1.0%.
**      As filed on March 24, 2014.
***    As filed on April 16, 2015.
(1)	Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.

(2)	Represents 16,175,361 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, and has sole voting and investment power with respect to all securities owned of record by Tennenbaum Opportunities Fund VI, LLC. The address for each of Tennenbaum Capital Partners, LLC and Tennenbaum Opportunities Fund VI, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405.
(4)	Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).
(5)	12 West Capital Management LP ("12 West Management") serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership ("12 West Onshore Fund"), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership ("12 West Offshore Fund"), and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to the securities beneficially owned by 12 West Management. The address for each of 12 West Capital Fund LP and 12 West Capital Offshore Fund LP is c/o 12 West Capital Management LP, 90 Park Avenue, 41st Floor, New York, NY 10016.
(6)	Does not include 734,168 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,613 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 49,500 shares vesting on July 1, 2016, 49,500 shares vesting on November 16, 2016 and 49,500 shares vesting on July 1, 2016.
(7)	Does not include 890,468 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,250 shares vesting on July 1, 2015, 5,250 shares vesting on November 16, 2015 and 5,250 shares vesting on July 1, 2016.
(8)	Does not include 77,390 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 856 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,250 shares vesting on July 1, 2015, 5,250 shares vesting on November 16, 2015 and 5,250 shares vesting on July 1, 2016.
(9)	Includes 5,250 shares vesting on July 1, 2015, 5,250 shares vesting on November 16, 2015 and 5,250 shares vesting on July 1, 2016.
(10)	Does not include 1,511,829 shares of common stock held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 828 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 13,500 shares vesting on July 1, 2015, 13,500 shares vesting on November 16, 2015 and 13,500 shares vesting on July 1, 2016.
(11)	Includes 33,750 shares vesting on July 1, 2015, 33,750 shares vesting on November 16, 2015 and 33,750 shares vesting on July 1, 2016.
(12)	Includes 5,250 shares vesting on July 1, 2015 and 5,250 shares vesting on July 1, 2016.
(13)	Does not include 3,471 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.
(14)	Includes 5,250 shares vesting on July 1, 2015, 5,250 shares vesting on November 16, 2015 and 5,250 shares vesting on July 1, 2016.
(15)	Voting stock includes 675,000 unvested shares in addition to the 57,157,313 issued and outstanding shares of the Company as of April 25, 2015.
(16)	Series B Preferred stock votes on an as-converted basis weighted by 50%.

B.	Related Party Transactions
The operations of our vessels are managed by Eurobulk, an affiliated ship management company owned by our Chairman and CEO and his family, under a Master Management Agreement with us and separate management agreements with each shipowning company. Under our Master Management Agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services. Eurobulk also currently manages the vessels of Euromar, which are partially owned by us, and four other vessels not owned by us.
Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2014 and its term was extended until January 1, 2019. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement. Under the Master Management Agreement, as amended, we pay Eurobulk as of January 1, 2015 a fixed cost of $2,000,000 annually, to be adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $952 based on $1.39/Euro exchange rate) adjusted annually for inflation (every January 1st; there was no inflation adjustment on January 1, 2015 as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case since January 1, 2012 when this discount went into effect as the total number of our vessels and the vessels owned by Euromar is greater than 20. In absence of this discount, the cost per ship per day is 720 Euros, or, about $1,001.  This cost is reduced by half (342.5 Euros per vessel per day, or 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Eurobulk has received fees for management and executive compensation expenses of $6,834,098, $6,791,024 and $6,894,559 during 2012, 2013 and 2014, respectively.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2014, Eurochart has received chartering and vessel sale and purchase commissions of $776,128. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
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
The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of its subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of its subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk and containership charter market, our earnings would be negatively affected, thus limiting its ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company. The Company through its Board of Directors decided over the third quarter of 2013 to suspend the quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.015 per share was declared in August 2013.
The Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares' dividend rate will increase to 12% in years six and seven and to 14% thereafter. The Company declared $1.44 million in dividends on its preferred shares during 2014, all of which were paid in kind.
 Euroseas paid dividends of $4,437,984 and $2,067,571 in 2012 and 2013, respectively, and in 2014 paid dividends of $13,050 that accrued before the fourth quarter of 2014 but were previously unpaid. The Company paid dividends on a quarterly basis since it has become a public company in June 2005 until the dividend was suspended in November 2013.

B.	Significant Changes
For significant events that occurred after December 31, 2014, please refer to Note 20 of the financial statements on page F-43 below.

Item 9.	The Offer and Listing
A.	Offer and Listing Details
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

Period	Low	High

Year Ended Dec. 31, 2010	3.31	4.50

Year Ended Dec. 31, 2011	2.26	4.85

Year Ended Dec. 31, 2012	0.86	3.05

Year Ended Dec. 31, 2013	0.93	1.79
1st quarter 2013	0.93	1.16
2nd quarter 2013	1.00	1.24
3rd quarter 2013	1.02	1.79
4th quarter 2013	1.13	1.54
Year Ended Dec. 31, 2014	0.77	1.42
1st quarter 2014	1.25	1.42
2nd quarter 2014	1.12	1.31
3rd quarter 2014	1.10	1.19
4th quarter 2014	0.75	1.10
October 2014	0.99	1.10
November 2014	0.91	1.08
December 2014	0.75	0.88
January 2015	0.71	0.78
February 2015	0.71	0.77
March 2015	0.71	0.81
April 2015 (through April 29)	0.71	0.84

B.	Plan of Distribution
Not Applicable.
C.	Markets
The trading market for shares of our common stock is the Nasdaq Global Select Market, on which our shares trade under the symbol "ESEA".  Our shares began trading on the Nasdaq Global Market on January 31, 2007 and on the Nasdaq Global Select Market on January 1, 2008.  Prior thereto, our shares traded on the OTCBB under the symbol "ESEAF.OB" until October 5, 2006 and then under the symbol "EUSEF.OB" until January 30, 2007.

D.	Selling Shareholders
Not Applicable.
E.	Dilution
Not Applicable.

F.	Expenses of the Issue
Not Applicable.
Item 10.	Additional Information
A.	Share Capital
Not Applicable.
B.	Memorandum and Articles of Association
Amended and Restated Articles of Incorporation and Bylaws, as amended
     Our current amended and restated articles of incorporation have been filed with the SEC as Exhibit 3.1 (Amended and Restated Articles of Incorporation) to our Annual Report on Form 20-F on May 27, 2011, and our current bylaws, as amended, have been filed with the SEC as Exhibits 3.2 (Bylaws) and 3.4 (Amendment to Bylaws) to our Annual Report on Form 20-F on May 28, 2010.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $.03 per share, of which 57,157,313 shares are issued and outstanding as of April 30, 2015, and 20,000,000 shares of preferred stock par value $0.01 per share, of which 32,542 shares are issued and outstanding as of April 30, 2015. All of our shares of stock are in registered form.
Common Stock

As of April 1, 2015, we are authorized to issue up to 200,000,000 shares of common stock, par value $.03 per share, of which 57,157,313 shares are currently issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of April 1, 2015, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which 32,542 shares are currently issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014.

The Series B Preferred Shares pay dividends quarterly in arrears (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5% per annum, depending on the trading price of the Company's common stock. The first payment of interest was on March 31, 2014. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% per annum in years six and seven and to 14% per annum thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $2.50 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $2.50 (subject to adjustment) resulting in gross proceeds of at least $40 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $1.45 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
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
Our Series B Director (defined below) was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. The holders of Series B Preferred Shares have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of Nasdaq if the Corporation is required to be subject to the rules of Nasdaq requiring a listed company to maintain a majority independent board and (iii) be determined by the Board of Directors to meet its nominating standards.  The Series B Director shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director is entitled to one vote on any matter before the Board of Directors.  The Series B Director is not entitled to remuneration by the Corporation for acting as director, but is entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith. The right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors terminate once Tennenbaum Opportunities Fund VI, LLC, a fund managed by TCP, and allowed transferees no longer hold at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by Tennenbaum Opportunities Fund VI, LLC would have converted into at the time of purchase.
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
The Marshall Islands, Liberia and Panama, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2014, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We believe that we satisfied the Publicly-Traded Test for the 2010, 2011, 2012, 2013 and 2014 taxable years and therefore qualify for benefits of Section 883 of the Code and we intend to take this position on our United States federal income tax returns.
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
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which currently constitutes more than 50% of our outstanding shares by voting power and value, is listed on the Nasdaq Global Select Market, and accordingly, we satisfy the listing threshold.
The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to the "trading volume test".  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the tests will be deemed satisfied if our common stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common stock.  We believe that our common stock satisfied the trading frequency and trading volume tests during the 2014 taxable year.

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

During our 2014 taxable year, our 5% Shareholders may have owned more than 50% of our common stock for more than half the number of days during the year.  Therefore, the 5% override may have been triggered for the 2014 taxable year.  Nevertheless, we believe that we can establish that a sufficient number of shares of our common stock owned by 5% Shareholders during the 2014 taxable year were owned by qualified shareholders to preclude non-qualified 5% Shareholders from owning 50% or more of our common stock for more than half the number of days during the 2014 taxable year.  However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in any future taxable year.
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
In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
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
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate IRS Form W-8.
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
We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website: http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.
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
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The total notional principal amount of our swaps as of December 31, 2014 and 2013 was $30 million and $45.0 million, respectively. The swaps have specified rates and durations. Refer to the table in Note 16 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2014 and December 31, 2013. In July 2013, a swap contract with a notional value of $25 million expired; in September 2013, we entered into a new forward swap contract for a notional amount of $10 million. In July 2014, a swap contract with a notional value of $25 million expired; in October 2014, we entered into a new forward swap contract for a notional amount of $10 million. With these developments the effective coverage of our debt was about 77% for the first half of 2014, dropping to about 37% by December 2014 and then increasing to about 43% by the end of 2015. During 2016, our average debt coverage will be approximately 24% assuming debt advances as per current values for the newbuilding vessels.

 As at December 31, 2014, we had $54.26 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 6.00%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decrease our cash flows in the twelve-month period ended December 31, 2014 by approximately $559,165 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2014 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2015	437,420	(209,041)
2016	255,475	(205,479)
2017	127,150	(100,000)
2018	95,250	(100,000)
2019 and thereafter	21,625	(59,452)

Charter Rate Fluctuation Risk
We are subject to market risks related to changes in market charter rates when we are to renew or replace the charters of our vessels. The following table sets forth the sensitivity of our annual revenues of our fleet as of December 31, 2014 to a $1,000/day change in charter rates for our vessel assuming our current charters are renewed or replaced at the earliest possible contractual date based on 350 days of charter hire per annum.

Year Ended December 31,	Amount in $ (revenues)
2015	3,997,000
2016	5,250,000
2017 and thereafter	5,250,000

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk
The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 31% of our vessel operating expenses (excluding depreciation and other operating income) in 2014 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros (685 Euros per vessel per day in 2014), and, certain general and administrative expenses (about 5% in 2014) are mainly in Euros and some other currencies. On December 31, 2014, approximately 41% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2014 was $40,022, and for the year ended December 31, 2013 we had a net foreign exchange loss of $10,143.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2014, would have increased our vessel operating expenses by approximately $0.8 million and the fair value of our outstanding accounts payable by approximately $90,000.

Item 12.	Description of Securities Other than Equity Securities
Not Applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
  We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar joint venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan. On January 27, 2014, the rights plan was further amended to permit Tennenbaum Opportunities Fund VI, LLC to exercise its conversion rights into the Company's common shares without violating the rights plan. On March 14, 2014, the rights plan Plan was further amended to permit 12 West Capital Fund LP and 12 West Capital Offshore Fund LP to purchase the Company's common shares in a private transaction with the Company that closed on that day and to make certain additional purchases of the Company's common shares without violating the rights plan.
Item 15.	Controls and Procedures
(a)            Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2014. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2014, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2014.  Deloitte Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte"), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15(c) below.

(c)            Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 30, 2015

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
Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules.  Mr. Panos Kyriakopoulos serves as the chairman of our Audit Committee with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.
Item 16B.	Code of Ethics
We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website, http://www.euroseas.gr, under "Corporate Governance".

Item 16C.                          Principal Accountant Fees and Services

Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:
	2013 (dollars in thousands)	2014 (dollars in thousands)
Audit Fees	$373	$340
Audit related fees	—	—
Tax fees	—	—
All other fees / expenses	—	—
Total	$373	$340
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
All audit services and other services provided by Deloitte Hadjipavlou, Sofianos & Cambanis S.A., were pre-approved by the Audit Committee.
Item 16D.                         Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E.                          Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On September 25, 2014 the Company announced that its Board of Directors approved a share repurchase program for up to a total of $5 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. During 2014, the Company repurchased and cancelled 168,060 common shares. There were no additional shares repurchased as of April 30, 2015.
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
See Item 18.
Item 18.	Financial Statements
The following financial statements set forth on pages F-1 through F-43, together with the report of independent registered public accounting firm, are filed as part of this annual report.
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

4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008 (6)
4.6	Addendum No. 1 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009 (9)
4.7	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of US$8,250,000 dated June 30, 2006(3)
4.8	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of US$15,500,000 dated August 30, 2006(3)
4.9	Euroseas 2007 Equity Incentive Plan(8)
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

4.49	Addendum No. 6 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 4, 2014
4.50	Euroseas 2014 Equity Incentive Plan
4.51	Financial Agreement between Ultra Two Shipping Ltd, as borrower, and HSBC Bank Plc, as lender, relating to a term loan facility of up to US$19,950,000 dated January 12, 2015
4.52	Loan Agreement between Ultra Two Shipping Ltd, as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated March 20, 2015
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
_______________
*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1) (2)
Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.

(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(13)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 25, 2012.
(14)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 27, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO
Date: April 30, 2015

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

 Index to consolidated financial statements
Pages
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2013 and 2014	F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2012, 2013 and 2014	F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
December 31, 2012, 2013 and 2014	F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2012, 2013 and 2014	F-7

Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
April 30, 2015

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2013 and 2014
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2013	2014
Assets
Current assets
Cash and cash equivalents		11,400,237	25,411,420
Trade accounts receivable, net		1,879,151	2,189,986
Other receivables		1,440,833	844,720
Inventories	3	1,474,114	1,758,930
Restricted cash	9	462,415	294,093
Prepaid expenses		295,248	348,231
Total current assets		16,951,998	30,847,380

Fixed assets
Vessels, net	5	105,463,737	111,150,227
Advances for vessels under construction	4	50,122	15,687,490
Long-term assets
Restricted cash	9	7,400,000	7,700,000
Deferred charges, net	6	338,431	335,621
Other investments	17	5,196,196	6,183,800
Investment in joint venture	17	21,215,870	18,674,094
Total long-term assets		139,664,356	159,731,232
Total assets		156,616,354	190,578,612

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	12,862,000	19,512,000
Trade accounts payable		2,336,952	2,369,983
Accrued expenses	7	1,002,445	1,060,797
Accrued dividends	12	13,050	-
Deferred revenues		996,599	803,649
Due to related company	8	903,478	1,145,808
Derivatives	115, 16	697,889	297,992
Total current liabilities		18,812,413	25,190,229

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2013 and 2014
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2013	December 31, 2014

Long-term liabilities
Long-term debt, net of current portion	9	32,782,000	34,745,000
Derivatives	15, 16	319,859	779
Total long-term liabilities		33,101,859	34,745,779
Total liabilities		51,914,272	59,936,008
Commitments and contingencies	11
Mezzanine Equity
Preferred shares (redemption of $0 and $32,140,100, respectively)	18	-	30,440,100

Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 45,723,255 and 57,157,313 issued and outstanding)		1,371,698	1,714,720
Additional paid-in capital		252,314,683	266,831,088
Accumulated deficit		(148,984,299)	(168,343,304)
Total shareholders' equity		104,702,082	100,202,504
Total liabilities and shareholders' equity		156,616,354	190,578,612

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2012, 2013 and 2014
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2012	2013	2014

Revenues
Voyage revenue		54,921,697	40,850,051	42,586,963
Related party revenue	17	240,000	240,000	240,000
Commissions (including $641,104, $474,466 and $517,828, respectively, to related party)	8, 14	(2,673,703)	(1,936,381)	(2,192,626)
Net revenue		52,487,994	39,153,670	40,634,337
Operating expenses
Voyage expenses	14	1,329,668	1,537,898	3,963,181
Vessel operating expenses (including $347,840, $399,665, and $347,363, respectively, to related party)	8, 14	25,075,139	25,191,250	25,279,087
Dry-docking expenses		1,616,425	3,816,699	1,975,590
Vessel depreciation	5	17,385,608	19,983,772	12,137,445
Related party management fees	8	4,984,098	4,891,024	4,894,559
Other general and administrative expenses (including $1,850,000, $1,900,000, and $2,000,000, respectively, to related party)	8, 12	3,661,426	3,542,619	3,514,636
Net loss on sale of vessels (including $43,823 and $76,183 to related party)	5	8,568,234	1,935,019	-
Impairment loss		-	78,207,462	3,500,000
Other operating income		(254,604)	-	-
Total operating expenses		62,365,994	139,105,743	55,264,498
Operating loss		(9,878,000)	(99,952,073)	(14,630,161)
Other income/(expenses)
Interest and other financing costs		(1,977,226)	(1,845,776)	(2,152,187)
Loss on derivatives, net	16	(637,403)	(177,132)	(44,648)
Foreign exchange gain / (loss)		8,321	(10,143)	40,022
Gain on trading securities		20,373	-	-
Investment income	17	-	196,196	987,604
Interest income		484,886	387,292	422,240
Other expenses, net		(2,101,049)	(1,449,563)	(746,969)
Equity loss in joint venture	17	(1,219,692)	(2,023,191)	(2,541,775)
Net loss		(13,198,741)	(103,424,827)	(17,918,905)
Dividends to Series B preferred shares	18	-	-	(1,440,100)
Net loss attributable to common shareholders		(13,198,741)	(103,424,827)	(19,359,005)
Loss per share attributable to common shareholders - basic	13	(0.34)	(2.28)	(0.35)
Weighted average number of shares outstanding during the year, basic and diluted	13	38,950,100	45,442,841	54,794,181

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2012, 2013 and 2014
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2012	31,167,211	935,017	236,843,470	(25,856,739)	211,921,748
Net loss				(13,198,741)	(13,198,741)
Issuance of shares in Rights Offering Program, net of issuance costs	13,852,094	415,562	14,252,617	-	14,668,179
Issuance of restricted shares for stock incentive award and share-based compensation	300,300	9,009	662,372	-	671,381
Dividends declared ($0.125 per share)		-		(4,436,421)	(4,436,421)
Balance, December 31, 2012	45,319,605	1,359,588	251,758,459	(43,491,901)	209,626,146
Net loss				(103,424,827)	(103,424,827)
Issuance of restricted shares for stock incentive award and share-based compensation	403,650	12,110	556,224	-	568,333
Dividends declared ($0.045 per share)		-		(2,067,571)	(2,067,570)
Balance, December 31, 2013	45,723,255	1,371,698	252,314,683	(148,984,299)	104,702,082
Net loss				(19,359,005)	(19,359,005)
Issuance of shares from private placement, net of issuance costs	11,164,868	334,946	14,165,054	-	14,500,000
Issuance of restricted shares for stock incentive award and share-based compensation	437,250	13,118	496,996	-	510,114
Canceled shares due to repurchase program	(168,060)	(5,042)	(145,645)	-	(150,687)
Balance, December 31, 2014	57,157,313	1,714,720	266,831,088	(168,343,304)	100,202,504

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

	2012	2013	2014
Cash flows from operating activities:
Net loss	(13,198,741)	(103,424,827)	(17,918,905)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	17,385,608	19,983,772	12,137,445
Impairment loss	-	78,207,462	3,500,000
Amortization of deferred charges	135,981	145,825	137,032
Loss on sale of vessels	8,568,234	1,935,019	-
Share-based compensation	671,381	568,334	510,114
Gain on trading securities	(20,373)	-	-
Proceeds from the sale of trading securities	47,846	-	-
Unrealized gain on derivatives	(1,057,929)	(1,375,820)	(718,977)
Investment income accrued	-	(196,196)	(987,604)
Loss in investment in joint venture	1,219,692	2,023,191	2,541,775
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(54,285)	(453,980)	(316,841)
Prepaid expenses	(8,196)	(22,168)	(52,983)
Other receivables	14,020	869,278	596,113
Inventories	793,899	338,522	(284,816)
Due from related company	(4,739,739)	4,948,443	-
Increase / (decrease) in:
Due to related company	-	903,478	242,330
Trade accounts payable	476,397	(101,764)	466,139
Accrued expenses	(545,968)	(219,962)	(394,155)
Deferred revenue	(1,174,721)	(96,718)	(186,944)
Net cash provided by / (used in) operating activities	8,513,106	4,031,889	(730,277)

Cash flows from investing activities:
Advances for vessels under construction	-	(37,820)	(15,637,368)
Contributions to joint venture	(3,750,000)	(6,250,000)	-
Purchase of a vessel	-	(5,978,062)	(21,323,935)
Other investments	-	(5,000,000)	-
Change in retention accounts	(55,900)	463,596	168,322
Change in restricted cash	(3,950,000)	1,600,000	(300,000)
Proceeds from sale of vessels	4,250,843	7,322,818	-
Net cash used in investing activities	(3,505,057)	(7,879,468)	(37,092,981)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

(Continued)
	2012	2013	2014
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of commissions paid	-	-	29,700,000
Proceeds from issuance of common stock, net of commissions paid	15,237,303	-	14,550,000
Funds used for common stock buyback	-	-	(150,687)
Offering expenses paid	(295,733)	(99,200)	(564,922)
Dividends paid	(4,447,522)	(2,090,944)	(13,050)
Loan arrangement fees paid	-	-	(299,900)
Proceeds from long-term debt	-	-	23,300,000
Repayment of long-term debt	(13,332,000)	(15,937,000)	(14,687,000)
Net cash (used in) / provided by financing activities	(2,837,952)	(18,127,144)	51,834,441

Net increase / (decrease) in cash and cash equivalents	2,170,097	(21,974,723)	14,011,183
Cash and cash equivalents at beginning of year	31,204,863	33,374,960	11,400,237
Cash and cash equivalents at end of year	33,374,960	11,400,237	25,411,420
Supplemental cash flow information Cash paid for interest	1,839,322	1,734,967	2,000,850
Non cash financing and investing activities :
Offering expenses accrued	30,000	66,478	452,708
"Payment-in-kind" dividends	-	-	1,440,100

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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

The operations of the vessels are managed by Eurobulk Ltd. (the "Manager" or "Management Company"), a corporation controlled by members of the Pittas family.  The Pittas family are the controlling shareholders of Friends Investment Company Inc. which owns 28.0% of the Company's shares.

The Manager has an office in Greece located at 4, Messogiou & Evropis Street, Maroussi, Athens, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

The Company is engaged in the ocean transportation of dry bulk and containers through ownership and operation of dry bulk and container carrier ship-owning companies. For the periods under review the Company's wholly owned subsidiaries are set out below:

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
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

1.            Basis of Presentation and General Information - Continued

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V "Monica P", which was built in 1998 and acquired on January 19, 2009.

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V "Eleni P", which was built in 1997 and acquired on March 6, 2009.

•	Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009. On December 15, 2009, ownership of the vessel was transferred to Pantelis Shipping Corp., incorporated in Liberia, and the vessel changed its flag to the Liberian flag.

•	Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V "Aggeliki P" which was built in 1998 and acquired on June 21, 2010.

•	Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V "Joanna" which was built in 1999 and acquired on July 4, 2013.

•	Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V "Eirini P" which was built in 2004 and acquired on May 26, 2014.

•	Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY160). The vessel is expected to be delivered at the end of November, 2015.

•	Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The vessel is expected to be delivered at the end of January, 2016.

•	Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, agreed to acquire from Klaveness Bulk AS, the 82,000 DWT bulk carrier Hull No. YZJ2013-1116. The vessel is a new-building to be delivered at the end of December, 2015.

•	Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, entered on April 4, 2014, into a shipbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd., for the construction of a 82,000 DWT bulk carrier (Hull No. YZJ2013-1153). The vessel is expected to be delivered in October, 2016.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

1.            Basis of Presentation and General Information - Continued

During the years ended December 31, 2012, 2013 and 2014, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2012	2013	2014
CMA	4.23%	7.13%	12.61%
MSC	4.42%	10.16%	10.62%
GSL	9.32%	5.52%	10.36%
Noble	7.63%	9.70%	10.32%
Morgan Stanley	9.45%	10.50%	-
Klaveness	10.71%	8.54%	-
Maersk Lines	11.75%	5.89%	-

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

Other comprehensive income / (loss)

The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equals net income / (loss) for all periods presented. As such, no statement of comprehensive income / (loss) has been presented.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

2.            Significant Accounting Policies - Continued

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

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which  includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including borrowing costs incurred during the construction period.

Expenditures for vessel repair and maintenance are charged against income in the period incurred.

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of its construction (see Note 5).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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

For the Company's vessels operating in chartering pools, pool profits are allocated to each pool participant on a time charter equivalent basis in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Pool income is recognized during the period services are performed, the collectability is reasonably assured, an agreement with the pool exists and price is determinable. Pool income may be subject to future adjustments by the pool however, the effect on the Company's income resulting from a subsequent reallocation of pool income on the results for the year historically has not been significant.

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
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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

Impairment of long-lived assets

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

Other investments

Investments over which the Company believes it does not exercise any influence are carried at the book value and are adjusted to recognize accrued income and are adjusted for impairment whenever facts and circumstances determine that they are not recoverable. The amount of the adjustment is included in the determination of net income (Note 17).

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

Preferred shares

Preferred shares are recorded at the initial consideration received less offering expenses and adjusted by the fair value of dividends. The Company recognizes changes in the redemption value of the preferred shares immediately as they occur and adjusts the carrying amount of the preferred shares to equal the redemption value at the end of each reporting period to that effect.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Earnings/(loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders by the weighted-average number of common shares outstanding during the period using the two-class method of computing earnings per share. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2013 and 2014, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted earnings/(loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares, while for the preferred shares issued the Company uses the if-converted method to assess the dilutive effect.

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

Recent accounting pronouncements

On May 28, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No 2014-09, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

On April 8, 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No 2015-03, Simplifying the Presentation of Debt Issuance Costs, which outlines a simplified approach to present debt issuance costs and debt discount and premium. This standard is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted for financial statements that have not been previously issued. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2013	2014
Lubricants	1,293,780	1,226,172
Victualing	180,334	186,188
Bunkers	-	346,570
Total	1,474,114	1,758,930

4.  Advances for Vessels under Construction

On November 29, 2013, the Company concluded an agreement with an established Chinese shipyard for the construction of two Ultramax fuel efficient drybulk carriers. The vessels will have a carrying capacity of 63,500 dwt each and will be built at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group. Delivery of the vessels is scheduled during the fourth quarter of 2015 and the first quarter of 2016, respectively. The aggregate purchase price of the two newbuilding vessels is approximately $54.4 million. See Note 11 for schedule of payments to the yard.

On April, 2014, the Company concluded an agreement with an established Chinese shipyard for the resale and construction of two Kamsarmax fuel efficient drybulk carriers. The vessels will have a carrying capacity of 82,000 dwt each and will be built at Jiangsu Yangzijiang Shipbuilding Co., Ltd. Delivery of the vessels is scheduled during the fourth quarter of 2015 and the fourth quarter of 2016, respectively. The aggregate purchase price of the two newbuilding vessels is approximately $59.2 million. See Note 11for schedule of payments to the yard.

As of December 31, 2014 the amount of the advances for vessels under construction amounts to $15,687,490 and mainly represents progress payments according to the agreement entered into with the shipyard as well as legal and other costs related to the construction.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2013	307,131,051	(100,196,305)	206,934,746
- Depreciation for the year	-	(19,983,772)	(19,983,772)
- Sale of vessels	(20,272,071)	11,014,234	(9,257,837)
- Purchase of vessel	5,978,062	-	5,978,062
- Impairment loss	(154,876,848)	76,669,386	(78,207,462)
Balance, December 31, 2013	137,960,194	(32,496,457)	105,463,737
- Depreciation for the year	-	(12,137,445)	(12,137,445)
- Purchase of vessel	21,323,935	-	21,323,935
- Impairment loss	(18,894,213)	15,394,213	(3,500,000)
Balance, December 31, 2014	140,389,916	(29,239,689)	111,150,227

In June and July 2013, the Company sold for scrap two of its vessels, M/V Anking and M/V Irini, for a net price of $3,569,277 and $3,753,541 respectively. After sales commissions of 4%, which includes the 1% payable to Eurochart, and other sales expenses, the Company recorded a loss of $3,191,678 and a gain of $1,256,659, respectively, from the sale of the two vessels. During 2013 the Company acquired one vessel. M/V "Joanna" was acquired in July 2013 for a purchase price plus costs required to make the vessel available for use of $5,978,062. During 2014 the Company acquired one bulk carrier vessel. M/V "Eirini P" was acquired on May 26, 2014 for a purchase price plus costs required to make the vessel available for use of $21,323,935.

In the fourth quarter of 2013, management reassessed the estimated useful life of its container vessels based on the further decrease in charter rates and the decrease in the age of vessels scrapped including the container vessels the Company scraped in the second quarter of 2013. Market reports indicated that from 2000 till 2011 the scrapping age of containerships was close to thirty years while during 2012 and 2013, when charter rates and secondhand values of the containership market remain at the bottom of the market cycle, the average scrapping age of containership carriers scrapped was approximately 24 and 22 years, respectively. Based on the latter data, the Company decided to revise its estimate of the useful life of its containerships from 30 years to 25 years to reflect mid-cycle conditions effective October 1, 2013. The effect of this change of estimate on the depreciation of the Company's vessels increased depreciation charge by $3.4 million or $0.08 loss per share, basic and diluted for the year ended December 31, 2013, and by $2.5 million or 0.05 loss per share, basic and diluted for the year ended December 31, 2014.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

As a result of the reduction in the estimated useful life as of December 31, 2013, the Company performed the undiscounted cash flow test and determined that the book values of nine of its containerships were not recoverable and thus, a non-cash impairment loss of $78.2 million, or $1.72 loss per share basic and diluted, was recorded in its books. The Company performed the undiscounted cash flow test as of December 31, 2014 and determined that the book value of one of its bulk-carriers (M/V Aristides NP) was not recoverable and thus, a non-cash impairment loss of $3.5 million, or $0.06 loss per share basic and diluted, was recorded in its books (please see Note 15). The Company believes that the book values of its ships, following the impairment charge, provide a better estimation of the current values of its vessels. This amount is presented in the "Impairment loss" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".

6.	Deferred Charges, net

"Deferred charges, net" consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses. The deferred offering expenses in 2012 related to the filing of the Company's shelf registration which was charged against the proceeds of the offering of the Company's securities completed in 2012. The deferred offering expense in 2013 reflect expenses incurred in the process of raising capital for the Company which was finalized in 2014 and reclassified to paid-in-capital.

	2013	2014
Balance, beginning of year	318,578	338,431
Amortization of loan arrangement fees	(145,825)	(137,032)
Deferred offering expenses	165,678	(165,678)
Loan arrangement fees	-	299,900
Balance, end of year	338,431	335,621

7.            Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2013	As of December 31, 2014

Accrued payroll expenses	224,396	218,887
Accrued interest	82,589	96,894
Accrued general and administrative expenses	167,485	181,593
Accrued commissions	157,803	94,778
Other accrued expenses	370,172	468,645
Total	1,002,445	1,060,797

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Manager whereby the Manager provided technical and commercial vessel management for a fixed daily fee of an average of Euro 685 for 2012, 2013 and 2014, under the Company's Master Management Agreement (see below). An additional fixed management fee (see below) is paid to the Manager for the provision of various management services. Vessel management fees paid to the Manager amounted to $4,984,098, $4,891,024 and $4,894,559 in 2012, 2013 and 2014, respectively. The fixed management fee paid to the Manager amounted to $1,850,000, $1,900,000 and $2,000,000 in 2012, 2013 and 2014, respectively.

An annual adjustment of the daily management fee due to inflation as provided under the management agreement takes effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's Master Management Agreement with the Manager - effective as of January 1, 2011 and with an initial term of five years until January 1, 2016.  The amended and restated Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time. The new agreement was further amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 ("volume discount"). As of December 31, 2014, there are 15 vessels in the Company's fleet and 11 vessels in the fleet of the Company's Euromar LLC joint venture.  Starting January 1, 2012, the management fee was adjusted to 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up before the 5% discount. The fee remained unchanged for the years starting January 1, 2013, January 1, 2014 and January 1, 2015. After the 5% discount, Euroseas pays to the Manager a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up, as the number of vessels wholly or partly owned by Euroseas and managed by the Manager has been in excess of 20. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".

In addition to the vessel management services, the Manager provides management services for the Company's needs as a public company. In 2012, compensation for such services to the Company as a public company was $1,850,000. This fee was adjusted and agreed at $1,900,000 for 2013 and at $2,000,000 for 2014; the fee was agreed to remain at $2,000,000 for 2015. These amounts are recorded in "Other general and administrative expenses" in the "Consolidated statements of operations."

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2013, the amount due to related company was $903,478. As of December 31, 2014, the amount due to related company was $1,145,808. Based on the Master Management Agreement between Euroseas Ltd. and Euroseas' ship owning subsidiaries and the Manager an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to the Manager.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes. Commission expenses for vessel sales and purchases for the year ended December 31, 2013 of $76,183 were recorded for the sale of M/V "Anking" and M/V "Irini" and $59,000 for the purchase of M/V "Joanna." This commission expense was paid to Eurochart S.A. in 2013. Commission expenses for vessel purchases for the year ended December 31, 2014 of $204,500 were recorded for the acquisition of M/V "Eirini P." This commission expense was paid to Eurochart S.A. in 2014. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. Commissions to Eurochart S.A. for chartering services were $641,104, $474,466 and $517,828 in 2012, 2013 and 2014, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent Technomar Crew Management Services Corp ("Technomar"). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $130,699 and $217,141 in 2012, $128,742 and $270,923 in 2013 and $131,448 and $215,915 in 2014, respectively.  These amounts are recorded in "Vessel operating expenses" in the "Consolidated statements of operations."

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2013	December 31, 2014
Xingang Shipping Ltd. / Alcinoe Shipping Ltd	(a)	5,000,000	4,200,000
Manolis Shipping Ltd.	(b)	5,840,000	5,200,000
Saf-Concord Shipping Ltd.	(c)	5,250,000	4,250,000
Eleni Shipping Ltd.	(d)	5,400,000	-
Pantelis Shipping Corp.	(e)	7,360,000	6,240,000
Aggeliki Shipping Ltd.	(f)	4,864,000	3,652,000
Noumea Shipping Ltd.	(g)	11,930,000	9,240,000
Eirini Shipping Ltd. / Eleni Shipping Ltd.	(h)	-	14,600,000
Euroseas Ltd.	(i)	-	6,875,000
		45,644,000	54,257,000
Less: Current portion		(12,862,000)	(19,512,000)
Long-term portion		32,782,000	34,745,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2015	19,512,000
2016	15,070,000
2017	9,275,000
2018	1,400,000
Thereafter	9,000,000
Total	$54,257,000

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(a)	This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Joanna Maritime Ltd, owner of M/V "Joanna" is a guarantor to this loan. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which was due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%.

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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(b)	This is a $10,000,000 loan drawn by Manolis Shipping Ltd. on June 11, 2007. The loan is payable in thirty-two consecutive quarterly instalments of $160,000 each, the first of which was due in September 2007, plus a balloon payment of $4,880,000 payable with the final quarterly instalment in June 2015. The interest is based on LIBOR plus a margin of 0.80% if the ratio of the outstanding loan to the vessel value is below 55%, otherwise the margin is 0.90%. The loan is secured with the following: (i) first priority mortgage over M/V "Manolis P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Manolis Shipping Ltd. maintains with the bank. Other covenants and guarantees are similar to the rest of the loans of the Company.

On October 29, 2012, a supplemental agreement was signed under which Tiger Navigation Corp., owner of M/V Tiger Bridge, SAF-Concord Shipping Ltd., owner of M/V Monica P, and Alterwall Business Inc., owner of M/V Ninos, provided additional guarantees to this loan.

(c)	This loan is a $10,000,000 loan drawn by SAF-Concord Shipping Ltd. on January 19, 2009. The loan was payable in twenty consecutive quarterly instalments of $250,000 each, the first of which was due in April 2009, plus a balloon payment of $5,000,000 payable with the final quarterly instalment in January 2014. The interest was based on LIBOR plus a margin of 2.50%. The loan was secured with the following: (i) first priority mortgage over M/V "Monica P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account SAF-Concord Shipping Ltd. maintains with the bank. Other covenants and guarantees are similar to the rest of the loans of the Company.

On October 29, 2012, a supplemental agreement was signed that extended the loan by eight consecutive quarterly instalments of $250,000 each, plus a balloon payment of $3,000,000 payable with the final quarterly instalment on January, 15 2016. Under the same supplemental agreement, Tiger Navigation Corp., owner of M/V Tiger Bridge and Alterwall Business Inc., owner of M/V OEL Bengal, provided additional guarantees to this loan. The interest is based on LIBOR plus a margin of 5.00%.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(d)	This loan is a $10,000,000 loan drawn by Eleni Shipping Ltd. on April 30, 2009. The loan is payable in 10 consecutive semi-annual instalments, two in the amount of $100,000, two in the amount of $400,000, two in the amount of $600,000 and four in the amount of $800,000, with a $4.6 million balloon payment to be paid together with the last instalment in April 2014. The margin of the loan is 2.50% above LIBOR for the $5.4 million repaid throughout the 5 years and 2.70% above LIBOR for the amount of the balloon payment. The loan is secured with the following: (i) first priority mortgage over M/V "Eleni P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Eleni Shipping Ltd. maintains with the bank. Other covenants and guarantees are similar to the rest of the loans of the Company. The loan was fully paid within 2014.

(e)	This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan is payable in 32 consecutive quarterly instalments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last instalment in December 2017. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Corp. maintains with the bank. Other covenants and guarantees are similar to the rest of the loans of the Company.

(f)	This loan is an $8,500,000 loan drawn by Aggeliki Shipping Ltd. on November 5, 2010. The loan is payable in 20 equal consecutive quarterly instalments of $303,000 each, with a $2.44 million balloon payment to be paid together with the last instalment in November 2015. The margin of the loan is 2.85% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Aggeliki P.", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

(g)	This loan is a $20,000,000 loan drawn by Noumea Shipping Ltd. on December 28, 2010. The loan consists of two tranches: Tranche A of $15,000,000 payable in 12 equal consecutive six-monthly instalments of $720,000 each with a $6.36 million balloon payment to be paid together with the last instalment in December 2016; and, Tranche B of $5,000,000 payable in 8 equal consecutive six-monthly instalments of $625,000 each running in parallel with Tranche A. The margin of both tranches is 2.65% above LIBOR, however, if the collateral vessel, M/V "Maersk Noumea", does not have a charter, the margin of Tranche B becomes 4% above LIBOR and any balance remaining thereof, to be repaid not later that the original Tranche B Maturity, as an Interim Balloon. The loan is secured with the following: (i) first priority mortgage over M/V "Maersk Noumea", (ii) second priority mortgage over M/V "Aristides N.P.", (iii) first assignment of earnings and insurance, (iv) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(h)
This loan is a $15,300,000 loan drawn by Eirini Shipping Ltd. and Eleni Shipping Ltd. jointly, on June 25, 2014. The loan is payable in 20 equal consecutive quarterly instalments of $350,000 each, with an $8.3 million balloon payment to be paid together with the last instalment in June 2019. The margin of the loan is 3.75% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Eirini P." and M/V "Eleni P.", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

(i)	This loan is an $8,000,000 loan drawn by Euroseas Ltd., on February 3, 2014. The loan is payable in 12 equal consecutive quarterly instalments of $375,000 each, with a $3.5 million balloon payment to be paid together with the last instalment in February 2017. The margin of the loan is 6.0% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Kuo Hsiung.", M/V "Aristides N. P.", M/V "Captain Costas" and M/V "Despina P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. Other covenants and guarantees are similar to the rest of the loans of the Company.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $7,862,415 and $7,994,093 as of December 31, 2013 and 2014, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2014, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2012, 2013 and 2014 amounted to $1,841,245, $1,699,951 and $2,015,155, respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the Company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". The management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2012, 2013 and 2014.

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

(b)	There is no future minimum long-term time charter revenue based on non-cancelable time charter contracts as of December 31, 2014.
(c)	As of December 31, 2014, the Company had under construction four bulk carriers with a total contracted amount remaining to be paid of $98.60 million as of December 31, 2014, with $54.64 million payable in 2015 and $43.96 million in 2016. The Company has secured bank financing for two of the vessels for up to $38.95 million and will finance the remaining commitments with additional bank debt for the remaining two vessels, own cash and by raising additional equity.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

On June 15, 2010, the Board of Directors approved the Company's 2010 Stock Incentive Plan (the "2010 Plan"). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 1,500,000 shares, respectively over 10 years after the plan's adoption date. On July 31, 2014, the Board of Directors approved the Company's 2014 Stock Incentive Plan (the "2014 Plan"). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 2,500,000 shares over 10 years after the plan's adoption date. The persons eligible to receive awards under either plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under either plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.

a)	On November 4, 2011 an award of 290,000 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 50% vested on July 1, 2012 and 50% vested on July 1, 2013; awards to officers and directors amounted to 164,000 shares and the remaining 126,000 shares were awarded to employees of Eurobulk.
b)	On June 28, 2012 an award of 119,200 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 46,400 shares vested on July 1, 2012, 26,400 shares vested on November 16, 2012 and 46,400 shares vested on July 1, 2013; awards to officers and directors amounted to 68,480 shares and the remaining 50,720 shares were awarded to employees of Eurobulk.
c)	On November 3, 2012 an award of 435,000 non-vested restricted shares under the 2010 Plan, was made to 17 key persons of which 50% vested on November 16, 2013 and 50% vested on November 16, 2014; awards to officers and directors amounted to 246,000 shares and the remaining 189,000 shares were awarded to employees of Eurobulk.
d)	On November 21, 2013 an award of 450,000 non-vested restricted shares under the 2010 Plan, was made to 19 key persons of which 50% vested on July 1, 2014 and 50% will vest on July 1, 2015; awards to officers and directors amounted to 253,500 shares and the remaining 196,500 shares were awarded to employees of Eurobulk.
e)	On November 3, 2014 an award of 450,000 non-vested restricted shares under the 2014 Plan, was made to 19 key persons of which 50% will vest on November 16, 2015 and 50% on November 16, 2016; awards to officers and directors amounted to 261,000 shares and the remaining 189,000 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued
All non-vested restricted shares are conditional upon the grantee's continued service as an employee of the Company, Eurobulk or as a director until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2013 and 2014 the non-vested restricted shares accrued dividends of $13,050 and $0, respectively. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.
The Company estimates the forfeitures of non-vested restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.
The compensation cost that has been charged against income for those plans was $671,381, $568,334 and $510,114 for the years ended December 31, 2012, 2013 and 2014, respectively. The Company has used the straight-line method to recognize the cost of the awards.
A summary of the status of the Company's non-vested shares as of December 31, 2014 and changes during the year ended December 31, 2014, are presented below:
Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2014	662,250	1.13
Granted	450,000	1.02
Vested	(437,250)	1.13
Non-vested on December 31, 2014	675,000	1.06
As of December 31, 2014, there was $500,419 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan and is expected to be recognized over a weighted-average period of 0.90 years. The total fair value at grant-date of shares vested during the year ended December 31, 2012, December 31, 2013, and December 31, 2014 was $879,648, $748,967 and $494,093, respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2012	2013	2014
Income:
Net loss attributable to common shareholders'	(13,198,741)	(103,424,827)	(19,359,005)
Basic earnings per share:
Weighted average common shares – Outstanding	38,950,100	45,442,841	54,794,181
Basic loss per share	(0.34)	(2.28)	(0.35)
Effect of dilutive securities
Weighted average common shares – Outstanding	38,950,100	45,442,841	54,794,181
Diluted loss per share	(0.34)	(2.28)	(0.35)

During 2012, 2013 and 2014, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was 0, 115,807 and 183,952 shares in 2012, 2013 and 2014, respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

14.            Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2012	2013	2014
Voyage expenses
Port charges and canal dues	442,783	364,091	1,214,856
Bunkers	886,885	1,173,807	2,748,325
Total	1,329,668	1,537,898	3,963,181

Vessel operating expenses
Crew wages and related costs	13,864,535	13,921,033	13,985,377
Insurance	2,435,144	2,222,912	2,364,112
Repairs and maintenance	511,569	478,197	501,733
Lubricants	2,846,087	2,836,561	2,379,191
Spares and consumable stores	4,083,590	4,204,965	4,083,942
Professional and legal fees	137,047	158,978	498,240
Other	1,197,167	1,368,604	1,466,492
Total	25,075,139	25,191,250	25,279,087

Commission consisted of commissions charged by:

	Year ended December 31,
	2012	2013	2014
Third parties	2,032,599	1,461,915	1,674,798
Related parties (see Note 8)	641,104	474,466	517,828
	2,673,703	1,936,381	2,192,626

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, "Other investment" and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 16) do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Loss on derivatives, net" under the "Consolidated statements of operations." As of December 31, 2014, the Company had three open swap contracts for a notional amount of $30.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2014, there were no customers with trade accounts receivable accounting for more than 10% of the customer's 2014 hire revenues.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
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

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. As of December 31, 2013 and December 31, 2014 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

Fair Value Measurement as of December 31, 2014
Total	(Level 1)	(Level 2)	(Level 3)

Liabilities
Interest rate swap contracts, current and long-term portion	$298,771	-	$298,771	-

Fair Value Measurement as of December 31, 2013
Total,	l (Level 1)	(Level 2)	(Level 3)

Liabilities
Interest rate swap contracts, current and long-term portion	$1,017,748	-	$1,017,748	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

As of December 31, 2013, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amount was not recoverable for nine of the Company's vessels; the M/V Ninos, the M/V Kuo Hsiung, the M/V YM Xingang, the M/V Manolis P, the M/V Captain Costas, the M/V Despina P, the M/V Tiger Bridge, the M/V Aggeliki and the M/V Evridiki. Details of the impairment charge for each vessel are noted in the table below.

Vessel	Significant Other Observable Inputs (Level 2) (amounts in $million)	Loss (amounts in $million)
M/V Ninos	$2.7	$1.1
M/V Kuo Hsiung	$2.8	$1.6
M/V YM Xingang	$3.0	$7.8
M/V Manolis P	$3.8	$8.3
M/V Cpt Costas	$3.8	$10.6
M/V Despina P	$3.9	$6.2
M/V Tiger Bridge	$3.8	$9.3
M/V Aggeliki	$7.5	$5.8
M/V Evridiki	$13.0	$27.5
TOTAL	$44.3	$78.2

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independent shipbroker's as of December 31, 2013, which are mainly based on recent sales and purchase transactions of similar vessels.

The Company recognized the total impairment losses of $78.2 million, which was included in the "Consolidated statements of operations" for the period.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis - continued

As of December 31, 2014 the Company reviewed the carrying amount in connection with the estimated amount of each of its vessels. The review indicated that such carrying amount was not recoverable for one of the Company's vessels; the M/V Aristides NP. Details of the impairment charge for each vessel are noted in the table below.

Vessel	Significant Other Observable Inputs (Level 2) (amounts in $million)	Loss (amounts in $million)
M/V Aristides NP	$5.1	$3.5

The Company recognized the total impairment losses of $3.5 million, which was included in the "Consolidated statements of operations" for the period.

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independent shipbrokers as of December 31, 2014, which are mainly based on recent sales and purchase transactions of similar vessels.

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2013 and 2014.

The estimated fair values of the Company's financial instruments such as trade receivables, trade accounts payable, cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2013 and 2014, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's long term borrowings approximates $54.9 million as of December 31, 2014 or $0.6 million less than its carrying value of $54.3 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the  long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments - continued

The fair value of the Company's "Other investment" approximates its carrying value (see Note 17 – "Investment in Joint Venture and Other Investment") and is considered a Level 3 item.

The key input that determines the fair value of the Company's "Other investment" is the required rate of return for preferred equity investments in investment opportunities of similar risk which is not observable and hence is considered a level 3 item.  The Company considers the initially dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitors market conditions for similar investment and other possible developments specific to its investment that might provide indications for changed in the required rate of return it uses in its fair value measurement. As of December 31, 2014, the Company did not identify indications that would require changes in the required rate of return.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value at December 31, 2014	Valuation Technique	Unobservable Input	Value
Other investment	6,183,800	Discounted cash flow	Rate of return	19%

The fair value of the Company's "Other investment" is sensitive to the required rate of return used to estimate the present value of its investment using the discounted cash flow approach. If the required rate of return increases or decreases, the fair value of the Company's "Other investment" will decrease or increase, respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

16.            Derivative Financial Instruments

Interest rate swaps

Effective July 14, 2008, July 8, 2009, January 21, 2011, September 20, 2013 and on October 17, 2014 respectively, the Company entered into four interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $25.0 million for the first two contracts, $10.0 million for the last three contracts, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 3.99%, 2.88%, 2.29% and 1.29% on the first four respective swaps based on the relevant notional amount; all contracts are net settled between Eurobank and the Company. Two swaps were effective from July 14, 2008 to July 14, 2013 and from July 8, 2009 to July 8, 2014 and two are effective from January 21, 2011 to January 21, 2016 and from September 20, 2013 to December 31, 2016, respectively. In October 2014 we entered into a new forward step-up swap contract for a notional amount of $10 million, under the terms of the contract dated on November 28, 2015 Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 0.50% until November 28, 2016 then 0.95% till November 28, 2017 and then 3.55% till May 28, 2019. The interest rate swaps did not qualify for hedge accounting as of December 31, 2013 and 2014.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

16.            Derivative Financial Instruments - continued

Freight Forward Agreements ("FFA")

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA contracts (see Note 15).

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2013	December 31, 2014

Interest rate swap contracts	Current liabilities – Derivatives	697,889	297,992

Interest rate contracts	Long-term liabilities – Derivatives	319,859	779

Total derivative liabilities		1,017,748	298,771

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
FFA contracts – Fair value	Change in fair value of derivatives	-	-	-
FFA contracts - Realized loss	Change in fair value of derivatives	(2,247)	-	-
Interest rate – Fair value	Change in fair value of derivatives	1,057,928	1,375,820	718,977
Interest rate contracts - Realized loss	Change in fair value of derivatives	(1,693,084)	(1,552,952)	(763,625)
Total loss on derivatives		(637,403)	(177,132)	(44,648)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

17.	Investment in Joint Venture and Other Investment

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each,  for a total of $175 million. After March 25, 2012, Eton Park and Rhône have the option to convert part or all of their holdings in the Company's stock at a conversion ratio based on the ratio of the net asset market values of the Company and the Joint Venture, or the ratio of the Company's market value multiplied by 0.925 and the net asset market value of the Joint Venture whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative.   Management of the vessels and various administrative services pertaining to the vessels are performed by the Manager and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2014, 2013 and 2012. These amounts are recorded in "Related party revenue" under "Revenues".

In March 2013, the Company contributed $6,250,000 and as of December 31, 2013, the Company had contributed $25.0 million. No new contributions were made in 2014. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, it is considered to have significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture".  The Company's share of the results of operations of the Joint Venture amounted to a loss of $1.2 million, $2.0 million and $2.5 million for the years 2012, 2013 and 2014, respectively.

Summarized financial information for the Joint Venture is as follows:

	2012	2013	2014

Current assets	4,582,256	11,207,156	9,520,607
Non current assets	248,337,400	268,669,047	252,531,888
Current liabilities	6,051,143	4,079,748	16,194,148
Non current liabilities	127,316,330	127,350,355	115,181,837
Members' contributions	132,000,000	175,000,000	175,000,000
Voyage revenue	27,478,223	27,510,792	31,663,989
Net revenue	26,216,805	26,163,274	30,269,066
Operating loss	(2,018,854)	(7,313,783)	(11,058,601)
Net loss	(8,413,047)	(14,106,082)	(17,798,476)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

17.	Investment in Joint Venture and Other Investment - continued

On October 15, 2013 by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, a Contribution Agreement was signed. Under this contract Euroseas agreed to deposit an amount of $5,000,000 into an escrow account controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC within two years. With the distribution of the Escrowed Funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a "Preferred Unit") in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  The Company is entitled to a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of issuance. After two years, any undistributed Escrowed Funds are returned to the Company but Preferred Units are issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded an accrued dividend income of $987,604 for the year ended December 31, 2014 and $196,196 for the year ended December 31, 2013. This amount is recorded in the "Consolidated statements of operations" as "Investment Income" under   "Other Income / (expenses)".

In USD	Other Investment
Balance, January 1, 2013	0
Invested amount	5,000,000
Total gain for period included in Investment income	196,196
Balance, December 31, 2013	5,196,196
Total gain for period included in Investment income	987,604
Balance, December 31, 2014	6,183,800

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

18.            Dividend Series B preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2014	-	-	-	-
Issuance of preferred shares from private placement net of issuance costs	30,700	29,000,000		29,000,000
Dividends declared	1,440		1,440,100	1,440,100
Balance, December 31, 2014	32,140	29,000,000	1,440,100	30,440,100

On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company's Series B Preferred Shares is $1,000 per share. The Company intends to use the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The dividend rate will increase to 12% in years six and seven and to 14% thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $1.45 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events. The redemption liability as of December 31, 2014 is $32,140,100. If all the subsequent dividend payments are made in-kind, the Series B Preferred Shares will increase by $1,637,388, $ $1,720,806, $1,808,472, $1,900,607 and $152,473 for the years 2015, 2016, 2017, 2018 and 2019, respectively, and the redemption liability will be $33,777,488, $35,498,294, $37,306,766, $39,207,373 and $39,359,846 as of December 31, 2015, 2016, 2017, 2018 and end-January 2019, respectively. After January 2019, the dividend will be payable only in cash as described above.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2013 and 2014 and for the
Years ended December 31, 2012, 2013 and 2014
(All amounts expressed in U.S. Dollars)

18.       Dividends Series B preferred shares - continued

Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions. In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

For the year ended December 31, 2014, the Company declared four consecutive dividends aggregating $1.44 million, all of which were paid in kind.

19.            Common Stock

On March 11, 2014, the Company entered into an agreement and sold approximately 11.2 million shares of its common stock in a private placement at a price of $1.3435 per share to an institutional investor for net proceeds of approximately $14.5 million (see "Consolidated statements of shareholders' equity").

20.             Subsequent Events

a)	On January 27, 2015 the Company paid the second instalment of $3.05 million for one of its two Kamsarmax (Hull No. YZJ2013-1116) newbuilding vessels contracts.
b)
On January 12, 2015, the Company signed a term loan facility with HSBC of up to the maximum of $19.95 million or 70% of the vessel's market value upon delivery if the ship is under an Approved Charter (lesser of) or 65% of the vessel's market value upon delivery if the vessel is charter free. The facility will be used to partly finance the construction cost of Hull No. DY 160 and will be repaid over 5 years following the delivery of the vessel. Hull No. DY 160 will serve as collateral to the loan.

c)	On March 20, 2015, the Company signed a term loan facility with HSH of up to the maximum of $19.00 million or 62.5% of the vessel's market value upon delivery (lesser of). The facility will be used to partly finance the construction cost of Hull No. DY 161 and will be repaid over 4 years following the delivery of the vessel. Hull No. DY 161 will serve as collateral to the loan.