Form 20-F
period 2015-12-31
EUROSEAS LTD.
filed 2016-05-02
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to _____________________________________________

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
Tasos Aslidis, Tel: (908) 301-9091, euroseas@euroseas.gr, Euroseas Ltd. c/o Tasos Aslidis, 11 Canterbury Lane, Watchung, NJ 07069
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares, $0.03 par value	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
8,195,760 common shares, $0.03 par value

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
SELECTED CONSOLIDATED FINANCIAL DATA
The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five-year period ended December 31, 2015. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."
Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheets at December 31, 2014 and 2015, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials (in US Dollars except for Fleet Data and number of shares)
	Year Ended December 31,
	2011	2012	2013	2014	2015
Income Statement Data
Voyage revenues	64,129,511	54,921,697	40,850,051	42,586,963	39,656,670
Related party revenue	240,000	240,000	240,000	240,000	240,000
Commissions	(2,972,967)	(2,673,703)	(1,936,381)	(2,192,626)	(2,216,836)
Net revenue	61,396,544	52,487,994	39,153,670	40,634,337	37,679,834
Voyage expenses	(777,902)	(1,329,668)	(1,537,898)	(3,963,181)	(2,312,513)
Vessel operating expenses	(26,249,339)	(25,075,139)	(25,191,250)	(25,279,087)	(25,204,593)
Drydocking expenses	(3,148,111)	(1,616,425)	(3,816,699)	(1,975,590)	(1,912,407)
Vessel depreciation	(18,348,556)	(17,385,608)	(19,983,772)	(12,137,445)	(10,995,023)
Related party management fees	(5,810,095)	(4,984,098)	(4,891,024)	(4,894,559)	(4,151,335)
Other general and administration expenses	(2,986,507)	(3,661,426)	(3,542,619)	(3,514,636)	(3,327,061)
Impairment loss and loss on write-down of vessel held for sale	-	-	(78,207,462)	(3,500,000)	(1,641,885)
Net (loss) / gain on sale of vessels	-	(8,568,234)	(1,935,019)	-	461,586
Other operating income	735,707	254,604	-	-	-
Operating income / (loss)	4,811,741	(9,878,000)	(99,952,073)	(14,630,161)	(11,403,397)
Interest and other financing costs	(2,191,235)	(1,977,226)	(1,845,776)	(2,152,187)	(1,486,534)
Interest income	248,892	484,886	387,292	422,240	26,656
Equity loss in joint venture	(2,415)	(1,219,692)	(2,023,191)	(2,541,775)	(2,158,393)
Other (loss) / income	(1,750,994)	(608,709)	8,921	982,978	973,685
Dividend Series B preferred shares	-	-	-	(1,440,100)	(1,639,149)
Net income / (loss) attributable to common shareholders	1,115,989	(13,198,741)	(103,424,827)	(19,359,005)	(15,687,132)
	As of December 31,
Balance Sheet Data	2011	2012	2013	2014	2015
Current assets	38,877,587	45,070,412	16,951,998	30,847,380	21,584,299
Vessels, net	237,063,878	206,934,746	105,463,737	111,150,227	88,957,752
Deferred assets and other long term assets	5,747,951	9,318,578	7,572,753	8,035,621	5,250,606
Investment in joint venture	14,458,752	16,989,061	21,215,870	18,674,094	16,515,701
Total assets	296,148,168	278,312,797	156,616,354	190,578,612	172,406,963
Current liabilities including current portion of long term debt	21,101,011	27,367,521	18,812,413	25,190,229	19,365,381
Long term debt, including current portion	74,913,000	61,581,000	45,644,000	54,257,000	40,521,040
Total liabilities	84,226,420	68,686,651	51,914,272	59,936,008	45,279,121
Preferred shares	-	-	-	30,440,100	32,079,249
	Year Ended December 31,
	2011	2012	2013	2014	2015
Common shares outstanding(1)	3,116,721	4,531,960	4,572,325	5,715,731	8,195,760
Share capital	93,502	135,958	137,169	171,472	245,873
Total shareholders' equity	211,921,748	209,626,146	104,702,082	100,202,504	95,048,593
Net cash provided by / (used in) investing activities	1,896,435	(3,505,057)	(7,879,468)	(37,092,981)	(10,633,989)
Net cash (used in) / provided by financing activities	(22,282,763)	(2,837,952)	(18,127,144)	51,834,441	(4,034,223)

Euroseas Ltd. – Summary of Selected Historical Financials (continued)

Earnings / (loss) per share, basic and diluted(1)	0.36	(3.42)	(22.76)	(3.53)	(2.45)
Common stock dividends declared	8,457,722	4,437,984	2,067,570	-	-
Cash dividends declared per common share(1)	2.71	0.98	0.45	-	-
Preferred stock dividends declared	-	-	-	1,440,100	1,639,149
Preferred dividends declared per preferred share	-	-	-	44.81	48.53
Weighted average number of shares outstanding during period, basic(1)	3,179,438	3,895,010	4,544,284	5,479,418	6,410,794
Weighted average number of shares outstanding during period, diluted(1)	3,184,608	3,895,010	4,544,284	5,479,418	6,410,794

	2011	2012	2013	2014	2015
Fleet Data (2)
Number of vessels	16.00	15.21	14.56	14.60	14.74
Calendar days	5,840	5,566	5,313	5,330	5,380
Available days	5,700	5,521	5,185	5,245	5,290
Voyage days	5,497	5,280	4,961	5,126	4,933
Utilization Rate (percent)	96.4%	95.6%	95.7%	97.7%	93.3%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	11,525	10,155	7,924	7,534	7,570
Vessel Operating Expenses	4,495	4,507	4,741	4,740	4,685
Management Fees	995	895	921	919	772
G&A Expenses	511	657	639	663	615
Total Operating Expenses excluding drydocking expenses	6,001	6,058	6,301	6,322	6,072
Drydocking expenses	539	290	718	372	355

(1) In July 2015, the Company completed a 1-for-10 reverse stock split. The reverse stock split was undertaken with the objective of meeting the minimum $1.00 per share requirement for listing the Company's common stock on the Nasdaq Capital Market. The weighted average number of shares as well as the earnings / losses per share shown above have been adjusted retroactively to give effect to the shares associated with this reverse split.
(2) For the definition of calendar days, available days, voyage days and utilization rate, see "Item 5.A – Operating Results".
(3) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results").

The following is the reconciliation of TCE revenues as reflected in the consolidated statement of operations and calculation to voyage revenues.
	2011	2012	2013	2014	2015
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	64,129,511	54,921,697	40,850,051	42,586,963	39,656,670
Voyage expenses	(777,902)	(1,329,668)	(1,537,898)	(3,963,181)	(2,312,513)
Time Charter Equivalent or TCE Revenues	63,351,609	53,592,029	39,312,153	38,623,782	37,344,157
Voyage days	5,497	5,280	4,961	5,126	4,933
Average TCE rate	11,525	10,155	7,924	7,534	7,570

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
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
We are an independent shipping company that operates in the drybulk and container shipping industries. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influence charter rates. The demand for shipping capacity is determined primarily by the demand for the types of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.

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
During 2013, the BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) ranged from 699 to a peak of 2,125 in mid-October, subsequently declining to 1,484, and increasing again to close the year at 2,247. This increase in the index was primarily due to more iron ore going to China. During 2014, the index declined to approximately 730 in mid-July, followed by a rebound to above 1,450 at the beginning of November and before retreating to about 780 by the end of the year. During 2015, BDI further declined to 509 in mid-February, followed by a rebound to 1,200 in early August and then a retreat again to 478 by the end of the year. In the beginning of 2016, the index continued its decrease to 290 in mid-February before rebounding towards the 400 level. This volatility in dry bulk charter rates is due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries, especially in the Capesize and Panamax segments. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.
Containership rates, having reached historically low levels in 2009, recovered throughout 2010 and the beginning of 2011 (with an exception of a decline during December 2010) and peaked in April 2011. During the remainder of 2011, rates declined again, finishing the year about 26% below their level as of December 31, 2010. During 2012 and until mid-2013 rates remained depressed. From mid-2013 through mid-2015 the market gradually increased, reaching levels comparable to those seen in mid-2011, but has since dropped again to the low levels experienced in mid-2013.
Rates in drybulk or containership markets are influenced by the balance of demand for and supply of vessels and may remain depressed or decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.
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
The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order recently reached historic highs and remains high by historical standards despite a number of order cancellations and delivery delays and continued high in 2013, 2014, 2015 and the beginning of 2016 despite the increased scrapping rate for the last four years. Scrapping rate on the containership market remained stable for all of this period. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet increased by 3.1% during 2012, by 5.1% during 2013, by 5.3% during 2014 and by 2.4% in 2015, and by April 1, 2016 stood about 4% higher compared to the end of 2015. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet was approximately 21.0 million teu with approximately another 3.9 million teu, or about 18.6% of the fleet capacity on order, leading to the possibility that the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2016, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 800.0 million dwt with 115.2 million dwt, or about 14.4% of the present fleet capacity on order.  At the same time demolition of the world drybulk fleet was very strong in 2015 and remains strong in 2016.  If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.
If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many of the drybulk carrier and containership charters we renewed or concluded during 2013, 2014, 2015 and the beginning of 2016 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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
The fair market values of our vessels are related to prevailing charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.  Furthermore, a decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the loss of our vessels and adversely affect our earnings and financial condition.
The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the economic crisis began to affect the global container trade. Rates fell significantly, declining to below the late 2001 ten-year lows. In 2010 containership charter rates improved but remained below long-term averages, but that improvement was not sustainable and charter rates declined again in 2011 and remained low throughout 2012, 2013 and 2014; containership charter rates for Panamax size and larger containerships recovered in late 2014 while charter rates for feeder and handysize vessels like ours remain depressed and only have started recovering in March of 2015 increasing further during the second quarter of 2015. Since the end of the third quarter of 2015, the containership rates for ships similar to ours declined further reaching again their low 2013 levels.  The factors affecting the supply of and demand for containerships and bulk carriers and supply of and demand for products shipped in containers or bulk carriers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
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
A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result of the credit and financial crisis at the end of 2008 and beginning of 2009 and the resulting world economic slowdown, demand for the services of our vessels has declined.  However, economic activity in the Asia Pacific region led by China quickly recovered, especially with regard to the import of bulk commodities. Over the last decade, China has been one of the world's fastest growing economies in terms of gross domestic product which has had a significant impact on shipping demand as China, mainly, but also the rest of the Asia Pacific region have been providing the majority of growth in the drybulk seaborne trade and containerized trade.  China's economy continues to grow but at a slower rate as its economic policies emphasize domestic consumption rather than investment. Economic growth, even at the most recent slower growth rate levels, may not be sustained and the Chinese economy and other Asian countries may experience even lower rates of growth or contraction in the future. Any negative change in economic conditions in any Asia Pacific country, particularly in China may have a significant adverse effect on our business, financial position and results of operations, as well as our future prospects. Moreover, any continued or renewed weakness in the economies of the United States of America, the European Union or certain Asian countries may adversely affect economic growth in China, India and elsewhere. Furthermore, sovereign debt problems in certain southern European Union countries like, for example, Greece, Portugal, Italy and Spain, or other events like delays in raising the debt ceiling in the United States, if necessary, may cause further unease and, possibly, disruption in the operations of financial institutions on which we depend on for our operations and hold deposits in or changes in regulatory environment within which we operate (especially in Greece). Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries, particularly in China and Japan and, to some extent, India, and such downturns may exacerbate the effect of any slowdowns in the economies of the United States and the European Union.
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
The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, sharply in the second half of 2011, and continued to be weak throughout 2012, 2013, 2014 and 2015, especially for medium to smaller size containerships.  Freight rates stabilized toward the end of 2012, remained at similar levels in 2013, continued to decline in 2014 and 2015 and currently remain below historical averages, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
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
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships, or MARPOL, the International Convention on Load Lines of 1966, the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, the U.S. Clean Air Act, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
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
The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and Eurobulk Ltd., or Eurobulk, our affiliated ship management companies, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
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

It is possible that changes to existing procedures will be proposed or implemented. Any such changes may affect the container shipping industry and have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for container vessels. In addition, it is unclear what financial costs any new security procedures might create for container vessel owners, or whether companies responsible for the global traffic of containers at sea, referred to as container line operators, may seek to pass on certain of the costs associated with any new security procedures to vessel owners.
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
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charter rates. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels for most of 2008, but shipowners did not really feel the effect of these high prices because the shipping markets were also at high levels. As the shipping markets declined in the last three months of 2008 and into 2009, fuel prices fell too, thus reducing fuel costs and certain other components of operating expenses (e.g. the cost of lubricants, etc.). During 2011, 2012 and 2013, fuel prices increased again approaching their 2008 levels and remained high driven by political uncertainties in several parts of the world. In the second half of 2014 and through 2015 and the first quarter of 2016 fuel prices fell significantly below 2009 levels, and they currently remain below 10-year low levels. Any increases in the price of fuel may adversely affect our operations, especially if such increases are combined with lower drybulk and containership rates.

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
Maritime claimants could arrest or attach our vessels, which would interrupt our business or have a negative effect on our cash flows.
Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest or attachment lifted which would have a material adverse effect on our financial condition and results of operations.
In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien, and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one of our vessels for claims relating to another of our vessels.
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
A government could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.
World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.
We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Egypt, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005, on Mumbai, India in December 2008 and, more recently, in Paris in 2015 and Brussels in 2016 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq, Afghanistan, Libya, Yemen, Syria amongst other countries may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

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
We face risks related to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the Nasdaq Capital Market to decline.
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
The ongoing uncertainty related to the Greek sovereign debt crisis may adversely affect our operating results.
Greece has experienced a macroeconomic downturn the recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Our operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that enhanced capital controls, strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

Our operating results are subject to seasonal fluctuations, which could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to reinstate payment of dividends to our common shareholders. For example, the dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. The celebration of Chinese New Year in the first quarter of each year also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While this seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends, as long as our fleet is employed on period time charters, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results in the future.
We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed containership market.
Each of our seven containerships is currently employed on a time charter, with the time charters for all of our vessels scheduled to expire during 2016. As of April 2016, the containership charter rates for vessels like ours remain low by historical standards. When the current charters of our containerships are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not hold or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.
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
Company Risk Factors
The Public Company Accounting Oversight Board inspection of our independent accounting firm could lead to findings in our auditor's reports and challenge the accuracy of our published audited consolidated financial statements.
Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board ("PCAOB") inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years, certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such inspections. During 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditor's quality control procedures, question the validity of the auditor's reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

We depend entirely on Eurobulk and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE") to manage and charter our fleet, which may adversely affect our operations if Eurobulk or Eurobulk FE fails to perform its obligations.
We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk and Eurobulk FE, our affiliated ship management companies (each a "Manager" and together, the "Managers"). We may lose a Manager's services or a Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against either Manager if it defaults on its obligations to us, you will have no recourse against either Manager. Further, we will need to seek approval from our lenders to change either Manager as our ship manager.
Because the Managers are privately held companies, there is little or no publicly available information about them and there may be very little advance warning of operational or financial problems experienced by the Managers that may adversely affect us.
The ability of a Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair a Manager's financial strength, and because each Manager is privately held it is unlikely that information about its financial strength would become public unless such Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Managers, even though these problems could have a material adverse effect on us.
Certain of our shareholders hold shares of Euroseas in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.
As of April 29, 2016, Friends Investment Company Inc., or Friends, our largest shareholder, owns approximately 34.8% of the outstanding shares of our common stock and unvested incentive award shares, representing 29.7% of total voting power (after accounting for the voting rights of our Series B Preferred Shares). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of April 29, 2016, funds advised by 12 West Capital Management LP owned approximately 13.7% of our outstanding common stock and unvested incentive award shares, and funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Convertible Perpetual Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 20.7% and 4.7%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.
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

If our Euromar joint venture does not succeed in extending loan balloon payments of approximately $86.6 million coming due in the second half of 2016, it might have to liquidate its assets which might result in us realizing a fraction of our investment in Euromar.
Euromar has two of its credit facilities maturing in August and October 2016 requiring final payments of $63.16 million and $23.45 million, respectively. If Euromar does not succeed in refinancing these payments, it might be forced to liquidate part or all of its assets in order to meet its debt obligations. If such liquidation occurs at depressed market values, like the ones prevailing at present which are below the carrying values of the vessels, Euromar will record losses on the sale of the vessels. In such a case, our equity investment in Euromar will suffer a partial or complete loss. Furthermore, the proceeds from the sale of the vessels might not be sufficient to repay Euromar's debt obligations and our preferred investment in Euromar in which case our preferred investment (excluding any escrowed funds) might also incur a partial or complete loss.
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
We and our principal officers have affiliations with the Managers that could create conflicts of interest detrimental to us.
Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for Euromar, our joint venture entity established with companies managed by Eton Park and affiliates of Rhône, and three vessels that are not owned by either Euroseas or Euromar, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.
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
Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. In addition, on March 25, 2010, we entered into the Joint Venture to form Euromar.  Our Chief Executive Officer and Chief Financial Officer are each on the board of Euromar, Euroseas and have each agreed to provide certain management services to Euromar.  Our CEO is also president of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore our officers may spend a material portion of their time providing services to Euromar.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.
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
We may not be able to pay dividends.
Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.15 per share was declared in August 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid. We have not declared any dividends on our common stock since then, and we may not resume dividend payments as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.
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
Furthermore, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. When vessel prices are low, charter rates are also low, resulting in our liquidity might be low too, and any vessel acquisition might require additional investment to cover shortfalls from operations until rates recover; consequently, we may lack the resources to expand our fleet at the most opportune times. In addition, growing any business by acquisition – especially if acquiring entire companies – presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) maintaining and obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, (3) integrating newly acquired operations into existing infrastructures and (4) identifying new and profitable charter opportunities for vessels and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in executing our growth plans, and we are not certain that we will not incur significant expenses and losses in connection with the execution of those growth plans.
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
To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2015, we had total bank debt of approximately $40.52 million. Our debt repayment schedule as of December 31, 2015 required us to repay $27.62 million of debt during the next two years. As of March 31, 2016, we had repaid $13.83 million of our total bank debt and drew two new loan facilities increasing our total bank debt to $54.99 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.
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
The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain additional financing, or may be able to obtain additional financing only at a higher-than-anticipated cost, which may materially affect our results of operations, cash flows and our ability to implement our business strategy.
The current low charter rates and values and any future declines in these rates may affect our ability to comply with various covenants in our secured loan agreements, and may cause us to incur impairment charges or to incur a loss if vessel values are low at a time when we are attempting to dispose of a vessel.
Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. The market value of vessels is sensitive, among other things, to changes in the charter markets, with vessel values deteriorating in times when charter rates are falling and improving when charter rates are anticipated to rise. The current still relatively low charter rates in the containership market and the extremely low charter rates in the drybulk markets coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected containership values. A continuation of these conditions would lead to a further significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets. Furthermore, if the market value of our vessels further deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.
As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.
Our Managers' current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Managers to recruit suitable additional seafarers and shoreside administrative and management personnel. Our Managers may not be able to continue to hire suitable employees as we expand our fleet. If our Managers' unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.
We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. In fact, we expect to take delivery of three drybulk vessels in 2016 and 2018 based on newbuilding orders we placed in 2014. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of these vessels or any other vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects.
We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.
We intend to grow our business through the acquisition of our contracted remaining three newbuilding vessels or selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.
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
In addition, we may seek to terminate one or more of the newbuilding contracts that we entered into in 2014 due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement if the charter agreement does not prevent substitution of the vessel or if a substitute vessel is unavailable from our fleet.
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
As of April 1, 2016, all  of the vessels in our fleet (except three still under construction) are employed under time charters with remaining terms ranging from less than one month to 21 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts or voyage charters represents approximately 60% of our vessel capacity in the remainder of 2016 and 18% of our capacity in 2017.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. Although as of April 1, 2016 all of our vessels are currently employed (except three still under construction) but we may be forced to lay up vessels if rates drop to levels below daily running expenses or we are unable to find employment for the vessels for prolonged periods of time. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel.
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
Our vessels may suffer damage and may face unexpected drydocking costs, which could affect our cash flows and financial condition.
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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 1, 2016, the vessels in our fleet had an average age of approximately 17.3 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of April 1, 2016, six of our vessels are over 18 years of age.
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
As of April 1, 2016, the vessels in our fleet had an average age of approximately 17.3 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
Technological innovation could reduce our charter hire income and the value of our vessels.
The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.
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
We are an international company and primarily conduct our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden, with dry bulk vessels and tankers especially vulnerable to such attacks. The number of pirate attacks against vessels worldwide dropped slightly during 2011 and more notably during 2012 and significantly during 2013, 2014 and 2015.

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
From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism such as Iran, Sudan and Syria. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. government has recently lifted certain sanctions with respect to Libya and made changes to the scope of the sanctions regime for Iran.
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
On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the Joint Plan of Action ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the United States and European Union would voluntarily suspend certain sanctions for a period of six months.
On January 20, 2014, the United States and European Union indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries, initially for the six-month period beginning January 20, 2014 and ending July 20, 2014. The JPOA was subsequently extended twice.
On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran's Nuclear Program (the "JCPOA"), which is intended to significantly restrict Iran's ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 ("Implementation Day"), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency ("IAEA") that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008, Paris on November 13, 2015, Brussels on March 22, 2016, amongst others, and continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.
We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Obligations associated with being a public company require significant company resources and management attention.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.
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
We generate all our revenues in U.S. dollars, but we incur approximately 37% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 8% in 2015 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.
Interest rates in most loan agreements in our industry are based on variable components, such as LIBOR, and if such variable components increase significantly, it could affect our profitability, earnings and cash flows.
LIBOR in the past has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions can be the result of disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable to service our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flows.
Furthermore, interest rates in most loan agreements in our industry have been based on published LIBOR rates. Our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate if the quoted LIBOR rate does not reflect their true cost-of-funds or if it is unavailable. Since some of our loans have such clauses, our borrowing costs could increase significantly if there is a market disruption of LIBOR, which could have an adverse effect on our profitability, earnings and cash flows.
We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
We have historically derived a significant part of our revenues from a small number of charterers. During 2015, approximately 58% of our revenues derived from our top five charterers. During 2014 and 2013, approximately 52% and 45%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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
Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management's assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

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
We believe that we and each of our subsidiaries qualify for this statutory tax exemption under Section 883 of the Code and we intend to take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would fail to qualify for exemption under Section 883 of the Code for a particular tax year if shareholders who each owned, actually or under applicable constructive ownership rules, a 5% or greater interest in the vote and value of the outstanding shares of our stock, owned in the aggregate 50% or more of the vote and value of the outstanding shares of our stock, and "qualified shareholders" as defined by the Treasury Regulation under Section 883 of the Code did not own, directly or under applicable constructive ownership rules, sufficient shares in our closely-held block of stock to preclude the shares in the closely-held block that are not so owned from representing 50% or more of the value of our stock for more than half of the number of days during the taxable year. Establishing such ownership by qualified shareholders will depend upon the status of certain of our direct or indirect shareholders as residents of qualifying jurisdictions and whether those shareholders own their shares through bearer share arrangements. In addition, such shareholders will also be required to comply with ownership certification procedures attesting that they are residents of qualifying jurisdictions, and each intermediary or other person in the chain of ownership between us and such shareholders must undertake similar compliance procedures. Due to the factual nature of the issues involved, we may not be able to maintain our tax-exempt status or that of any of our subsidiaries.
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
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
Although our shares of common stock traded on the Nasdaq Global Market since January 31, 2007 and on the Nasdaq Global Select Market since January 1, 2008, and have traded on the Nasdaq Capital Market since June 26, 2015, the trading volume has been lower over the last couple of years. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.
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
If our common stock does not meet the Nasdaq Capital Market's minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted.
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
On January 27, 2014 we entered into an agreement to sell 25,000 shares of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  In addition, on March 11, 2014 we entered into an agreement to sell 11,164,868 shares of its common stock shares in a private placement to 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, two funds for which 12 West Capital Management LP is the investment manager. Pursuant to a registration rights agreement between us and TCP and 12 West Capital Management LP, we filed a registration statement registering for resale all of the common shares owned by them (in case of the Series B Preferred Shares, the common shares issuable upon conversion of the Series B Preferred Shares), which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), if such shares are sold under the registration statement.
Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.
Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
In 2014, our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

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
Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 1, 2016, our fleet consisted of seven containerships and five drybulk carriers (comprised of three Panamax drybulk carriers, one Handymax drybulk carrier and one Kamsarmax drybulk carrier) and three newbuildings The total cargo carrying capacity of the seven containerships is 174,098 dwt and 11,828 teu and of the five drybulk carriers is 351,272 dwt and including our four newbuildings, the total cargo capacity of our drybulk vessels is 560,272 dwt. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  Since June 2005, we have purchased eighteen additional vessels and ordered four newbuildings, of which we took delivery of one in February 2016,  and sold three in 2009, one in 2012, one in 2013 and four in 2015.
On August 25, 2005, we raised approximately $17.5 million in net proceeds from the private placement of our securities to a number of institutional and accredited investors, or the Private Placement. In the Private Placement, we issued 2,342,331 shares of common stock at a price of $90.00 per share (adjusted for the 1-for-3 reverse split of our common stock effected on October 6, 2006 and the 1-for-10 reverse split of our common stock effected on July 23, 2015).

We raised approximately $43.3 million, $73.0 million and $93.6 million in net proceeds on February 5, 2007, July 5, 2007 and November 9, 2007, respectively, from three follow-on common stock offerings.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.  On June 22, 2012, we raised approximately $14.9 million in net proceeds from a shareholders' rights offering of common stock. On January 27, 2014 we raised approximately $29 million from the sale of 25,000 shares of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, and on March 14, 2014 we raised approximately $14.4 million from the sale of 1,116,487 shares of common stock (adjusted for the 1-for-10 reverse split of our common stock effected on July 23, 2015) to funds managed by 12 West Capital Management LP. On September 17, 2015, our shareholders subscribed for 2,343,335 shares of common stock at a price of $4.50 per share, for gross proceeds of $10.55 million.
Our common shares traded under the symbol ESEA on the Nasdaq Global Market beginning January 31, 2007 and on the Nasdaq Global Select Market beginning January 1, 2008, and since June 26, 2015 have traded on the Nasdaq Capital Market.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.
B.	Business Overview
Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; and (ii) containerships that transport container boxes providing scheduled service between ports.  Please see information in the section "Our Fleet", below. During 2011, 2012, 2013, 2014 and 2015 we had a fleet utilization of 96.4%, 95.6%, 95.7%, 97.7% and 93.3%, respectively, our vessels achieved daily time charter equivalent rates of $11,525, $10,155, $7,924, $7,534 and $7,570, respectively, and we generated revenues of $64.13 million, $54.92 million, $40.85 million, $42.59 million and $39.66 million, respectively.
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

Our Fleet
As of April 1, 2016, the profile and deployment of our fleet is the following:
Name	Type	Dwt	TEU	Year Built (*)	Employment (**)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC until Jan-20 +1 year in charterer's option	$14,100 Option @ $14,350
EIRINI P	Panamax	76,466		2004	TC until Jan-17	Hire 104% of Average BPI 4TC
PANTELIS	Panamax	74,020		2000	TC until Jun-16	100.5% of average BPI 4TC
ELENI P	Panamax	72,119		1997	TC until Apr-16	Hire 97% of Average BPI 4TC
MONICA P	Handymax	46,667		1998	TC until May-16	$7,500
Vessels under construction (*)
ALEXANDROS P (ex-Hull Number DY 160)	Ultramax	63,500		2016	N/A
Hull Number DY 161	Ultramax	63,500		2016	N/A
Hull Number YZJ 1153	Kamsarmax	82,000		2018	N/A
Total Dry Bulk Vessels	8	560,272
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Intermediate	34,677	2,556	2001	TC until Mar-18	$11,000
AGGELIKI P	Intermediate	30,360	2,008	1998	TC until Jan-17 plus 6 months' option	$7,000 $9,000
CAPTAIN COSTAS(***) (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	TC until Apr-16	$6,500
VENTO DI GRECALE (ex-JOANNA)	Handy size	22,301	1,732	1999	TC until Aug. - 16	$7,250
MANOLIS P	Handy size	20,346	1,452	1995	TC until Apr-16 then TC until Feb-17	$7,500 $6,800
NINOS	Feeder	18,253	1,169	1990	TC until Jul-16	$11,500
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Oct-16	$6,900
Total Container Carriers	7	174,098	11,828
Fleet Grand Total	15	734,370	11,828

(*)	For newbuilding contracts, the information represents the expected year of delivery.
(**)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

(***)	The Company has signed a memorandum of agreement to sell this vessel. The sale is expected to occur in May 2016 and to result in gross proceeds of $2.77 million.

We plan to expand our fleet by investing in vessels in the drybulk and containership markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 1, 2016, all of our containerships and bulkers (except three still under construction) are employed under time charters or voyage charter contracts.
As of April 1, 2016, approximately 60% of our ship capacity days in the remainder of 2016 and approximately 18% of our ship capacity days in 2017 are under contract.
In "Critical Accounting Policies – Impairment of vessels" below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. We may not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2014 and 2015, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations.  Our estimates are based on information available from various industry sources, including:
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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2014	Carrying Value as of December 31, 2015
Dry Bulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$18.73(1)	$17.10(3)
ELENI P	72,119	Mar-2009	$11.18(1)	$9.94(3)
EIRINI P	76,466	May-2014	$20.60(1)	$19.33(3)
ARISTIDES N.P.	69,268	Sep-2006	$5.09(2)	-
MONICA P	46,667	Jan-2009	$11.35(1)	$10.22(3)
Total Dry Bulk Vessels	338,540		$66.95	$56.59
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$12.18(1)	$11.35
TIGER BRIDGE	2,228	Oct-2007	$2.87	-
AGGELIKI P	2,008	Jun-2010	$6.94	$6.37(3)
DESPINA P	1,932	Aug-2007	$3.02	-
CAPTAIN COSTAS(4)	1,742	Jun-2007	$3.28	$2.81
MARINOS	1,599	Nov-2006	$2.64	-
MANOLIS P	1,452	Apr-2007	$3.42	$3.10
NINOS	1,169	Feb-2001	$1.96	$1.51
VENTO DI GRECALE	1,732	Jul-2013	$5.41	$5.01
KUO HSIUNG	1,169	May-2002	$2.48	$2.21
Total Container Carriers	17,587		$44.20	$32.36
Fleet Total			$111.15	$88.95

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
(2) Indicates vessels impaired as of December 31, 2014 and written down to their estimated fair value.
(3) Indicates container and drybulk vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2015.  We believe that the aggregate carrying value of these vessels, assessed separately, of $62.96 million as of December 31, 2015 exceeds their aggregate basic charter-free market value of approximately $27.50 million by approximately $35.46 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2015 were recoverable.
(4) The Company has signed a memorandum of agreement to sell this vessel. The sale is expected to occur in May 2016 and to result in gross proceeds of $2.77 million.
We note that all of our drybulk vessels and all of our container vessels are currently employed under time charter contracts of durations from less than one to 12 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".
Please refer to page F-46 of the Notes to our financial statements (Note 20) for recent corporate developments.

Management of Our Fleet
The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, and Eurobulk (Far East) Ltd. Inc., or Eurobulk FE, both affiliated companies. Eurobulk manages our fleet under a Master Management Agreement with us and separate management agreements with each shipowning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk is responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was most recently amended and restated as of January 1, 2014 and its term extended until January 1, 2019.  It provides for a roughly 5% discount of the daily vessel management fee during any period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate five year management agreement with Eurobulk. Eurobulk FE was founded in 2015 and is based in The Philippines. Since January 1, 2016, it manages our vessel M/V Xenia pursuant to a management agreement with the vessel's shipowning company, Ultra One Shipping Ltd., with terms identical to the corresponding agreements of Eurobulk with the other shipowning companies.

During 2014, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up including the 5% volume discount.  The management fee is adjusted annually for Greek inflation every January 1st. There was no adjustment for inflation on January 1, 2014, 2015 or 2016 and, hence, we continue to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.  In absence of the "volume discount", the daily management fee is 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up.
Our Competitive Strengths
We believe that we possess the following competitive strengths:
•	Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 20 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.
•	Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17.2 years during 2015, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,071 per day for the year ended December 31, 2015. We consider this amount to be among the lowest of the publicly listed drybulk or containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2015, our operational fleet utilization was 99.4%, down from 99.7% in 2014, while our commercial utilization rate decreased from 98.0% in 2014 to 93.9% in 2015. Our total fleet utilization rate in 2015 was 93.3%.
•	Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•	Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. During 2014, we ordered or acquired the contracts of four drybulk carrier newbuildings and acquired one secondhand drybulk carrier.
•	Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use forward freight agreements ("FFA" or "FFAs") – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues. We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 1, 2016, on the basis of our existing time charters, approximately 60% of our vessel capacity in the remainder of 2016 and approximately 18% in 2017 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability us to make principal and interest payments on our debt and pay dividends to our shareholders.
•	Operate a Fleet in Two Sectors. While remaining focused on the dry cargo segment of the shipping industry, we intend to continue to develop a diversified fleet of drybulk carriers and containerships of up to Kamsarmax size vessels. A diversified drybulk fleet profile will allow us to better serve our customers in both major and minor drybulk trades, and to reduce any dependency on any one cargo, trade route or customer. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply as has occurred with larger containerships. A diversified fleet, in addition to enhancing the stability of our cash flows, will also help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates.
•	Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2015 calls for a reduction of more than 35% of our debt by the end of 2016 and an additional reduction of about 19% by the end of 2017 for a total of 54% reduction over the two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase. In February 2016, we refinanced $13.13 million of our debt outstanding as of December 31, 2015 with a new facility of $14.50 million with a three year tenor and drew a loan of $13.80 million to partly finance the delivery of the first of our newbuildings, M/V Xenia.

Our Customers
Our major charterer customers during the last three years include Maersk Lines, Klaveness (Baumarine and Bulkhandling shipping pools), Cargill, Noble, Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM, Gold Star Line, MSC and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2015 include two of our top five customers from 2014 and 2013 (CMA-CGM and MSC). Our top five customers accounted for approximately 58% of our revenues in 2015, 52% of our revenues in 2014 and 45% of our revenues in 2013. In 2015, CMA, GSS, MSC, Quadra and Norden accounted for 17.7%, 16.1%, 12.9%, 7.1% and 5.2% of our revenues, respectively. In 2014, CMA, MSC, GSL, Noble and Cargill accounted for 12.6%, 10.6%, 10.3%, 10.3% and 8.1% of our revenues, respectively; in 2013, Morgan Stanley, MSC and Noble accounted for 10.5%, 10.16% and 9.7%, of our revenues, respectively. As of December 31, 2015, we do not have any material trade receivable from any of our customers that accounted for more than 10% of the customer's revenues during 2015. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.
The Dry Cargo and Containership Industries
Dry cargo shipping refers to the transport of certain commodities by sea between various ports in bulk or containerized form.
Drybulk commodities are typically divided into two categories — major and minor bulks. Major bulks include coal, iron ore and grains, while minor bulks include aluminum, phosphate rock, fertilizer raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap.
There are four main classes of drybulk carriers — Handysize, Handymax, Panamax and Capesize. These classes represent the sizes of the vessel carrying the cargo in terms of deadweight (dwt) capacity, which is defined as the total weight including cargo that the vessel can carry when loaded to a defined load line of the vessel. Handysize vessels are the smallest of the four categories and include those vessels weighing up to 40,000 dwt. Handymax carriers are those vessels that weigh between 40,000 and 60,000 dwt, while Panamax vessels are those ranging from 60,000 dwt to 80,000 dwt. Vessels over 80,000 dwt are called Kamsarmax vessels, while vessels over 100,000 dwt are called Capesize vessels (mini-Capes 100-140,000 dwt).
Drybulk carriers are ordinarily chartered either through a voyage charter or a time charter, under a longer term contract of affreightment ("COA") or in pools. Under a voyage charter, the owner agrees to provide a vessel for the transport of cargo between specific ports in return for the payment of an agreed freight rate per ton of cargo or an agreed dollar lump sum amount. Voyage costs, such as canal and port charges and bunker expenses, are the responsibility of the owner. Under a time charter, the ship owner places the vessel at the disposal of a charterer for a given period of time in return for a specified rate (either hire per day or a specified rate per dwt capacity per month) with the voyage costs being the responsibility of the charterer. In both voyage charters and time charters, operating costs (such as repairs and maintenance, crew wages and insurance premiums), as well as drydockings and special surveys, are the responsibility of the ship owner. The duration of time charters varies, depending on the evaluation of market trends by the ship owner and by charterers. Occasionally, drybulk vessels are chartered on a bareboat basis. Under a bareboat charter, operations of the vessels and all operating costs are the responsibility of the charterer, while the owner only pays the financing costs of the vessel.
A COA is another type of charter relationship where a charterer and a ship owner enter into a written agreement pursuant to which a specific cargo will be carried over a specified period of time. COAs benefit charterers by providing them with fixed transport costs for a commodity over an identified period of time. COAs benefit ship owners by offering ascertainable revenue over that same period of time and eliminating the uncertainty that would otherwise be caused by the volatility of the charter market. A shipping pool is a collection of similar vessel types under various ownerships, placed under the care of a single commercial manager. The manager markets the vessels as a single fleet and collects the earnings which are distributed to individual owners under a pre-arranged weighing system by which each participating vessel receives its share. Pools have the size and scope to combine voyage charters, time charters and COA with freight forward agreements for hedging purposes, to perform more efficient vessel scheduling thereby increasing fleet utilization.
Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade although in the last two years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twelve foot equivalent unit ("teu") capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the Panama Canal; (iii) Intermediate containerships are vessels with carrying capacity from 2,000 to 3,000 teu; (iv) Handysize containerships are vessels with carrying capacity from 1,300 to 2,000 teu and are sometimes equipped with cargo loading and unloading gear; and (v) Feeder containerships are vessels with carrying capacity from 500 to 1,300 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools). Through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sectors. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), DryShips Inc. (NASDAQ: DRYS), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Holdings Inc. (NYSE: NM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB), Paragon Shipping Inc. (NASDAQ: PRGN), Globus Maritime Limited (NASDAQ: GLBS), Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE), Diana Containerships Inc. (NYSE: DCIX) and Goldenport Holdings Inc. (LSE: GPRT).
Seasonality
Coal, iron ore and grains trades, the major commodities of the drybulk shipping industry, are somewhat seasonal in nature. Energy markets primarily affect the demand for coal, higher demand is witnessed mainly during summer periods when air conditioning and refrigeration require more electricity and towards the end of the calendar year in anticipation of the forthcoming winter period. Demand for iron ore tends to decline in the summer months because many of the major steel users, such as automobile makers, significantly reduce their level of production. Grains are completely seasonal as they are driven by the harvest within a climate zone. Because three of the five largest grain producers (the United States, Canada and the European Union) are located in the northern hemisphere and the other two (Argentina and Australia) in the southern one, harvests occur throughout the year and are shipped accordingly.
The containership shipping industry's seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe and Japan. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher and, as a result, so are charter rates. However, so are fluctuations due to seasonality in the container shipping industry are much less pronounced than in the drybulk shipping industry.
Environmental and Other Regulations
Government laws and regulations significantly affect the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety, health and environmental protection including storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of governmental, quasi-governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Certain of these entities require us to obtain permits, licenses, certificates and approvals for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporary suspension of operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

We believe the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to stringent inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all required permits, licenses, certificates or other approvals for the conduct of our operations. The cost of this compliance is part of our operating expenses.  However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.
While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers and containerships. We currently maintain, for each of our vessels, pollution liability insurance coverage of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.
Environmental Regulation – International Maritime Organization
The United Nations' International Maritime Organization, (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto (collectively referred to as MARPOL 73/78 and herein as "MARPOL").  MARPOL entered into force on October 2, 1983.  It has adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.
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
Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  As of January 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States, Canada and the Hawaiian Islands were also designated as an ECA. Applicable areas of the U.S. Caribbean Sea were designated as an ECA effective January 1, 2014.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.

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
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide ("NOx"), standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.
Safety Management System Requirements
IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.  May 2013 SOLAS amendments regarding emergency training and drills entered into force as of January 1, 2015. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.
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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, (the "DOC"), and safety management certificate, or the SMC, are renewed as required.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, (the "BWM Convention"), in February 2004. The BWM Convention will not become effective until 12 months after it has been adopted by 30 -states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant fleet.  As of early March 2016, 48 states had adopted the BWM convention, coming close to the 35% threshold. Notwithstanding the foregoing, the BWM convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification.  Many of the implementation dates originally written in the BWM Convention have already passed, so on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force date, and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date "existing vessels", and delayed the date for installation of ballast water management systems on vessels until the first renewal survey following entry to force of the convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention's implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels.  When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on its operations.

The IMO has also adopted the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.
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
OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels (e.g. drybulk) to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management (BOEM) proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. This rule became effective in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  In April 2015, it was announced that new regulations are expected to be imposed in the United States regarding offshore oil and gas drilling. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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
Environmental Regulation – The United States of America Clean Water Act ("CWA")
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
Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.
USCG has set up requirements for ships with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first drydock after January 1, 2016.  All our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016.
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
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change ("UNFCCC"), which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from ships. On January 1, 2013, two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted in July 2011, entered into force. Currently operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile, as outlined in the EEDI, apply to new ships. These requirements could cause us to incur additional compliance costs.
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
The European Union has proposed legislation that would require the monitoring and reporting of greenhouse gas emissions from marine vessels. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduced greenhouse gas emissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

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
Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  Among the various requirements are:
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
Ships operating without a valid certificate may be detained at port until it obtains an ISSC, expelled from port, or refused entry at port.
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

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS). In December 2013, IACS adopted new harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
The following table lists the drydocking or special survey for the vessels in our current fleet.
Vessel	Next	Type

NINOS	July 2018	Drydocking
KUO HSIUNG	July 2016	Drydocking
MANOLIS P	May 2018	Special Survey
CAPTAIN COSTAS (*)	July 2017	Special Survey
EVRIDIKI	June 2016	Special Survey
MONICA P	May 2016	Drydocking
ELENI P	March 2017	Special Survey
PANTELIS	January 2018	Drydocking
VENTO DI GRECALE	June 2017	Drydocking
EIRINI P	June 2017	Drydocking
XENIA	February 2021	Special Survey
AGGELIKI P	October 2017	Drydocking

(*) The Company has signed a memorandum of agreement to sell this vessel. The sale is expected to occur in May 2016 and to result in gross proceeds of $2.77 million.

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
Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, "Basis of representation and General Information", of the attached Financial Statements for a listing of our vessel owning subsidiaries.  Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities."
Item 4A.	Unresolved Staff Comments
None.
Item 5.	Operating and Financial Review and Prospects
The following discussion should be read in conjunction with "Item 3. Key Information – D. Risk Factors", "Item 4. Business Overview", and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read "Forward-Looking Statements" for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to "we," "our" and "us" refer to Euroseas and our subsidiaries, except where the context otherwise indicates or requires.
We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels - as a substitute for time charters - in order to increase the predictability of our revenues. As of April 1, 2016, all but one of our vessels are under contract (except three still under construction).

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
Management fees. These are the fees that we pay to our affiliated ship managers under our management agreements for the technical and commercial management that Eurobulk and Eurobulk FE perform on our behalf.
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

Results from Operations
Year ended December 31, 2015 compared to year ended December 31, 2014
Voyage revenues. Voyage revenues for 2015 amounted to $39.66 million, decreasing by 6.9% compared to the year ended December 31, 2014 during which voyage revenues amounted to $42.59 million. This decrease was primarily due to the increased commercial off-hire days for our fleet during 2015 as compared to 2014. In 2015, we operated an average of 14.74 vessels, a marginal increase over the average of 14.6 vessels we operated during the same period in 2014, and our fleet had 4,933 voyage days earning revenue as compared to 5,126 voyage days earning revenue in 2014.   While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,570 per day per vessel in 2015 compared to a TCE rate of $7,534 per day per vessel in 2014, a slight increase of 0.5%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments  or we enter into new charter party agreements ), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $2.22 million in charter commissions for the year ended December 31, 2015, representing 5.59% of charter revenues. This represents an increase over the year ended December 31, 2014, where commissions paid were $2.19 million, representing 5.15% of voyage revenues.
Voyage expenses. Voyage expenses for the year were $2.31 million and relates to expenses for certain voyage charters. For the year ended December 31, 2014, voyage expenses amounted to $3.96 million. Because our vessels are generally chartered under time charter contracts, voyage expenses usually represent a small fraction (5.8% and 9.3% in each of 2015 and 2014, respectively) of voyage revenues.  Voyages expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls. A higher number of voyage charter contracts for our vessels in 2014 resulted in increased voyages expenses as compared to 2015.
Vessel operating expenses. Vessel operating expenses were $25.2 million in 2015 compared to $25.28 million for 2014.  Daily vessel operating expenses per vessel amounted to $4,685 per day in 2015 a decrease of 1.2% compared to the daily vessel operating expenses of $4,740 in 2014.
Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2015, Eurobulk charged us 685 Euros per day per vessel totalling $4.15 million for the year, or $772 per day per vessel. During 2014, Eurobulk charged us 685 Euros per day per vessel totalling $4.89 million for the year, or $919 per day per vessel. The decrease in the total amount of U.S. dollars paid within 2015 is due to the lower exchange rates of the Euro (€) with respect to the U.S. dollar compared to the previous year.
Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2015, we had a total of $3.33 million of general and administrative expenses as compared to $3.51 million in 2014.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2015, we had three vessels undergoing drydocking for a total of $1.91 million.  During 2014, we had five vessels undergoing drydocking for a total of $1.98 million.
Vessel depreciation. Vessel depreciation for 2015 was $11.00 million. Comparatively, vessel depreciation for 2014 amounted to $12.14 million. Vessel depreciation in 2015 was lower compared to 2014 due to the sale of four of our vessels in the fourth quarter of  2015.
Impairment of vessels and loss on write-down of vessel held for sale. The Company recorded a loss on write-down of vessel held for sale of $1.64 million in 2015. This amount was booked in order to reduce the carrying value of one dry-bulk vessel held for sale as of December 31, 2015 to its fair value, the value that it was actually sold. In 2014, the Company determined that the carrying value of a dry-bulk vessel was not recoverable as of December 31, 2014 and recorded an impairment charge of $3.5 million.
Interest and other financing costs. Interest expense and other financing costs net of interest income for the year were $1.49 million. Comparatively, during the same period in 2014, interest and other financing costs amounted to $2.15 million. Interest incurred and loan fees were higher in 2014 due to the higher average outstanding debt during the year as compared to 2015.

Interest income. Interest income for the year was $0.03 million. Comparatively, during the same period in 2014, interest income amounted to $0.42 million. Interest income was lower in 2015 due to lower average cash balances during the year.
Derivatives losses. In 2015, we had a realized loss of $0.31 million from the net interest settlement on our interest rate swap contracts that we entered into January 2011, September 2013 and October 2014 and an unrealized gain of $0.05 million from the mark to market valuation on the same interest rate swaps compared to a realized loss of $0.76 million and unrealized gain of $0.72 million in 2014. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates.
Equity Loss in Joint Venture. In 2015, we recognized a $2.16 million loss in our share in Euromar, compared to a $2.54 million loss in 2014. We own a 14.286% interest in Euromar.
Other Income. In 2015, we recognized $1.21 million income from accrued dividends relating to $4.00 million we have deposited in an escrow account which is available to be invested in Euromar if called by our partners in Euromar and the $1.00 million of such funds contributed to Euromar in 2014. These funds accrue dividends in preferred units of Euromar. The amount of other income on accrued dividends in 2014 was $0.99 million.
Dividend Series B Preferred Shares. The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2015, the Company declared and paid in kind dividends of $1.64 million. In 2014, the Company declared and paid in kind dividends of $1.44 million.
Net loss. As a result of the above, net loss for the year ended December 31, 2015 was $15.69 million compared to net loss of $19.36 million for the year ended December 31, 2014.
Year ended December 31, 2014 compared to year ended December 31, 2013
Voyage revenues. Voyage revenues for the year were $42.59 million, increased 4.3% compared to the year ended December 31, 2013 during which voyage revenues amounted to $40.85 million. This increase was primarily due to the increased voyage days for our fleet during 2014 as compared to 2013 as well as the increased percentage of voyage charters for which we pay the voyage costs as compared to time charters for which the voyage costs are paid by the charterer. In 2014, we operated an average of 14.6 vessels, a marginal increase over the average of 14.56 vessels we operated during the same period in 2013, and our fleet had 5,126 voyage days earning revenue as compared to 4,948 voyage days earning revenue in 2013.  While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,534 per day per vessel in 2014 compared to a TCE rate of $7,924 per day per vessel in 2013, a decrease of 5.2%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments  or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $2.19 million in charter commissions for the year ended December 31, 2014, representing 5.15% of charter revenues. This represents an increase over the year ended December 31, 2013, where commissions paid were $1.94 million, representing 4.74% of voyage revenues. The higher dollar amount of commissions paid in 2014 reflects the increase of the charter contracts rates we entered into during 2014.
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
Dividend Series B Preferred Shares. The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2014, the Company declared and paid in kind dividends of $1.44 million. There was no such amount for the year ended December 31, 2013.
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
Depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge and possibly an impairment charge. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard. Effective October 1, 2013, the Company changed its estimate of the useful lives of its containerships to 25 years from 30 years due to reduction of average scrapping age of containership vessels during 2012 and 2013. The effect of this change of estimates added approximately $2.5 million to the Company's depreciation for 2015.
Impairment of vessels
We review for impairment our vessels held and used whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. If we identify indication for impairment for a vessel, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-adjusted historical average rates, typically a 7-year to 14-year average to include complete cycles, from year three onwards. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment test exercise is highly sensitive on variances in the time charter rates, effective fleet utilization rate, estimated scrap values, future drydocking costs and estimated vessel operating costs.  Our estimates for the time charter rates are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, have been based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2015 identified five of our vessels with indication for impairment. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10% without registering impairment indication.

Under the same analysis as of December 31, 2014, we determined that the respective book value of one dry-bulk carrier (M/V Aristides NP) was not recoverable, so an impairment loss of $3.5 million, or $0.64 loss per share, basic and diluted, was recorded.
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
In June and July 2013, the Company sold Anking and Irini, respectively. Anking was sold at a loss of $3.19 million. Irini was sold at a gain of $1.26 million. In 2015, the Company sold four of its vessels: Tiger Bridge on November 4, 2015, Marinos on November 26, 2015, Depsina P on December 28, 2015, which resulted in a combined gain on sale of $0.46 million. Aristides NP was classified as held for sale as of December 31, 2015, after a $1.64 million write-down to its fair value.
For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".
For the five vessels which had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period for each of the vessels is presented below:
Vessel	Charter Rate as of 12/31/2015	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2016)	Rate Year 2 (2017)	Rate Year 3+ (2018+)	Breakeven Rate (USD/day)
Pantelis	6,551(*)	6	9.5	6,551	6,551	21,974	12,500
Aggeliki	7,950	1	7.5	7,113	7,113	12,530	9,036
Eleni P	6,323(*)	1	6.5	6,323	6,323	21,208	11,147
Monica P	4,500	1	7.5	6,438	6,438	17,655	11,382
Eirini P	6,714(*)	12	13.5	6,714	6,714	23,072	12,251

(*) These vessels are chartered at a market index linked rate.
Equity Investments in Joint Ventures
We record our investment in Euromar, our joint venture with Eton Park and Rhône, using the equity method of accounting.  Despite the fact that we are a minority partner (we own 14.286%) in the Joint Venture, we are considered to have significant influence in the operations and management as we manage the daily operations of the vessels, perform the daily management of the Joint Venture, provide recommendations for chartering and investment decisions, have the right to appoint two members to a six member board of managers and have veto rights on investment decisions. According to the equity method, we record our share of income or loss of Euromar in our "Consolidated statement of operations" and we record the carrying value of our investment as a non-current asset on our Consolidated balance sheet.
For the years ended December 31, 2013, 2014 and 2015, we recorded a loss of $2.02 million, $2.54 million and $2.16 million, respectively, being our share of the equity pick up. As of December 31, 2015, our $25.0 million investment in the Joint Venture was recorded as a non-current asset of $16.52 million reflecting the accumulated losses recorded to December 31, 2015. We did not record any impairment against our investment in Euromar because the impairment test we performed for Euromar's vessels indicated that the carrying values of its vessels are recoverable and the refinancing of its debt obligations maturing in 2016 (two balloon payments of $63.16 million and $23.45 million in August and October, respectively) is very likely. If Euromar cannot meet or refinance these obligations it might be forced to liquidate part or all of its assets which could result in an impairment charge against our investment. We are monitoring the assumptions used by Euromar for its impairment test and will appropriately adjust the value we carry of our investment in Euromar if necessary.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this annual report.
B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures in 2016. In 2016, we took delivery of one of our bulk carrier newbuildings and have under construction three bulk carriers with a total contracted amount remaining to be paid of $63.00 million with $40.84 million payable in 2016, $2.77 million in 2017 and $19.39 million in 2018, which we plan to finance with additional borrowings, cash available and by raising additional equity. Specifically, we secured debt financing for the newbuilding vessel, M/V Xenia, which we took delivery of in February 2016, and as of April 1, 2016, we have secured debt financing for the vessels to be delivered in the second and third quarter of 2016 for 62.5% and 65% of the market value at delivery for a total of up to $38.95 million; we plan to arrange long term borrowings for the third vessel which we expect to take delivery in the first quarter of 2018, and, if necessary, supplement the funds needed with equity offerings, refinancing of balloon payments due in 2016, negotiating the deferral of payments of our existing loan facilities, and possibly, sale of existing vessels or one or more of our vessels under construction.  Furthermore, our contracts with the yards are with our shipowning subsidiaries and we have not extended any guarantees for the remaining payments for our two vessels that are to be delivered in 2016.  Excluding payments for our newbuildings discussed above, we believe that our working capital and available loan facilities are sufficient to meet our needs over the period through December 31, 2016.
Cash Flows
As of December 31, 2015, we had a cash balance of $8.72 million and $10.47 million of restricted cash. Amounts "owed to" or "due from related party" represent net disbursements and collections made by our fleet manager, Eurobulk, on behalf of the shipowning companies during the normal course of operations which they have the right of offset. Typically, amounts are due from such related company to us and mainly consist of advances to our fleet manager of funds to pay for all anticipated vessel expenses. We occasionally may owe funds to such related party if the timing of any advance delays disbursement of funds. As of December 31, 2015, we had $0.32 million due to related parties. Interest earned on funds deposited in related party accounts, if any, is credited to the account of the shipowning companies or Euroseas.  We do not pay interest for any funds that we may owe to such a related company. Working capital equals current assets minus current liabilities, including the current portion of long term debt. We had a working capital surplus of $2.21 million including the current portion of long term debt of $14.81 million as of December 31, 2015.
Net cash from operating activities.
Our net deficit from cash flows used in operating activities for 2015 was $2.03 million as compared to cash flow used in operating activities of $0.73 million in 2014 and cash provided by operating activities of $4.03 million in 2013, which is primarily due to the lower rates our vessels earned on average during 2014 and 2015 as compared with 2013. This represents the net amount of cash, after expenses paid, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Our net loss for 2015 was $14.05 million, which was offset by $11.00 million of vessel depreciation, $1.64 million of impairment loss and increased by $0.05 million unrealized gain on derivatives and, by $1.51 million of changes of other operating assets and liabilities. In 2014, net cash flows used in operating activities was $0.73 million based on a net loss of $17.92 million, which was offset by $12.14 million of vessel depreciation, $3.5 million of impairment loss and increased by $0.72 million unrealized gain on derivatives and further offset by $0.07 million of increase in other operating assets and liabilities. In 2013, net cash flow from operating activities was $4.03 million based on a net loss of $103.42 million, which was offset by $19.98 million of vessel depreciation, $78.21 million of impairment loss and increased by $6.17 million of increase in operating assets and liabilities of which net $4.04 million was an increase in our operating cash flows from funds that were due to us by a related company.

Net cash from investing activities.
In 2015, we invested $16.63 million in advances for vessels under construction and we increased our restricted cash by $6.58 million due to increased minimum liquidity requirements of our loans, and had about $4.10 million released from retention accounts. Additionally we received from the sale of M/V "Tiger Bridge", M/V "Marinos" and M/V "Depsina P", $7.35 million and another $1.12 million advance deposit for the sale of the M/V "Aristides NP", which was held for sale as of December 31, 2015. In 2014, we invested $21.32 million for the acquisition of M/V "Eirini P", we also invested another $15.64 in advances for vessels under construction and we increased our restricted cash by $0.30 million due to increased minimum liquidity requirements because of the acquisition of M/V "Eirini P" and had about $0.17 million released from retention accounts. In 2013, we received $7.32 million from the sale of M/V "Anking" and M/V "Irini" and invested $5.98 million for the acquisition of M/V "Vento di Grecale". Additionally, we decreased our restricted cash in retention accounts by $1.6 million and had released another $0.46 million from retention accounts, contributed another $6.25 million as a capital call to our Euromar Joint Venture and $5.00 million in an escrow account to be invested in Euromar. The total cash used in investing activities was $7.88 million.
Net cash from financing activities.
In 2015, net cash used in financing activities consisted of $10.55 million net proceeds from issuance of common stock for which we paid $0.40 million of offering expenses, and $8.4 million proceeds from long term debt for which we paid $0.44 million loan arrangement fees and repaid loans of $22.14 million. In 2014, net cash provided by financing activities consisted of $14.55 million net proceeds from issuance of common stock and $29.55 million net proceeds from issuance of preferred shares, for which we paid $0.56 million of offering expenses, $23.3 million proceeds from long term debt for which we paid $0.3 million loan arrangement fees, we paid dividends of $0.01 million and repaid loans of $14.69 million. In 2013, net cash used in financing activities amounted to $18.13 million. This consisted of $2.09 million of dividends paid and $15.94 million of loan repayments and we also paid $0.10 million of expenses.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of December 31, 2015, we had six outstanding loans with a combined outstanding balance of $40.52 million. These loans have maturity dates between 2016 and 2019. Our long-term debt as of December 31, 2015 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2015 is provided in Note 9 of our attached financial statements. As of December 31, 2015, we were scheduled to repay approximately $14.81 million of the above debt based on our loans in 2016. In February 2016, we refinanced about $13.13 million of our debt outstanding as of December 31, 2015 with a new facility of $14.50 million with a three-year tenor and, additionally, drew a loan of $13.8 million to partly finance the delivery of the first of our newbuildings.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel shipowning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2015, we were not in default of any credit facility covenant.
Shelf registration
On December 2, 2015, the Company filed a shelf registration statement on Form F-3 registering common shares, preferred shares, debt securities, warrants and units up to a total dollar amount of $400,000,000, to be sold by the Company, as well as 3,763,652 common shares to be sold by certain selling shareholders. The SEC has not yet declared effective this shelf registration statement.

Capital Expenditures
We make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.
In 2013, we contributed our remaining capital commitment of $6.25 million to the Joint Venture and entered into an agreement contributing $5.00 million into an escrow account to fund an additional capital commitment to Euromar for up to a five-year period in exchange for preferred units if such commitment is called.  The decision by Euromar to call the funds from escrow into Euromar itself is based on the joint approval of the other joint venture partners. The preferred units have a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment is not called, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount. In March 2014, $1.00 million of the escrow funds was called into Euromar in connection with a vessel acquisition. As of April 1, 2016, we have no remaining capital commitments to the Joint Venture.
The Company has not provided any guarantees to Euromar beyond its capital already invested or funds put in escrow. None of the loans entered into by Euromar have any recourse to the Company. The Company believes that its financial condition, liquidity and capital resources will not be negatively influenced in the event Euromar becomes a consolidated subsidiary of the Company, as lenders to Euromar have no recourse to the Company, both before and after consolidation.
According to the agreement between the Company and its joint venture partners in Euromar, they have the right to convert their Euromar interest into common shares of the Company either in part or in full. This conversion can take place only if at the time of such conversion the net asset market value of Euromar and the Company are both positive. The Company believes that the net asset market values of Euromar and the Company as of December 31, 2015 were positive. As per the terms of the conversion agreement, the conversion ratio is based on the ratio of the net asset market values of the Company and Euromar, or the ratio of the Company's market value multiplied by 0.925 and the net asset market value of Euromar whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative. As a result of these arrangements, the Company believes that if it acquires Euromar as a result of conversion of Euromar interests into common stock of the Company, it will acquire Euromar with positive market value at conversion and the acquisition will not dilute the Company's shareholders.
In the event of a consolidation, the Company's results of operations will be affected by the results of operations of Euromar as follows: revenues, operating expenses and interest expenses will increase by the corresponding amounts of Euromar and its net income or loss will be affected by the respective amounts of Euromar. Had Euromar become a consolidated subsidiary of the Company in 2015, the Company's revenues would have increased by $34.42 million, its operating expenses would have increased by $41.13 million and its net loss would have increased by $12.95 million. Furthermore, if Euromar were to become a wholly-owned subsidiary of the Company, it would increase the Company's total indebtedness, long term assets and book value. As of December 31, 2015, Euromar's total indebtedness stood at $111.8 million with repayments due in 2016 of $100.9 million. The average margin of Euromar's outstanding indebtedness as of December 31, 2015 is approximately 4.06% and the remaining tenor ranges from 0.6 to 1.6 years. Summary financial information for Euromar is provided in Note 17 of the financial statements (see page F-42 below).
Finally, in January and May 2014, we ordered two Ultramax and two Kamsarmax drybulk carriers for which we have paid $15.64 million in 2014 and $17.01 million in 2015. In February 2016, we paid another $21.74 million (inclusive of approximately $0.39 million of expenses) after taking delivery of our drybulk carrier, M/V Xenia. An additional amount of $40.84 is to be paid until December 31, 2016. Under the same contracts we have to pay $2.77 million in 2017 and another $19.39 in 2018. Furthermore, in May 2014, we acquired a Panamax drybulk carrier for which we paid $21.32 million.

Dividends
In 2014 and 2015, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets.
The aggregate amount of common stock dividends paid in 2013 was $2.09 million. In 2014, the Company paid $13,050 of dividends that accrued before the fourth quarter of 2013 but were previously unpaid.
Within 2014 and 2015, the Company declared eight consecutive quarterly dividends on its Series B Preferred Shares, amounting to $1.44 million in 2015 and $1.64 million in 2015, all of which were paid in-kind.
C.	Research and development, patents and licenses, etc.
Not applicable.
D.	Trend information
Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk and container vessels carriers are primarily a function of the underlying balance between vessel supply and demand.
The demand for drybulk carrier and containership capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the drybulk and containerized trade has been the growth in imports by China of iron ore, coal and steel products during the last ten years and exports of finished goods. Demand for drybulk carrier and containership capacity is also affected by the operating efficiency of the global fleet, i.e., the average speed the fleet operates, and port congestion. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a given amount of trade volume and thus increases demand for ships as do higher levels of port congestion, leading to higher charter rates if all other factors influencing rates are unchanged.
The supply of drybulk carriers, containerships vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 1, 2016, the capacity of the fully cellular worldwide container vessel fleet was approximately 19.8 million teu with approximately 3.7 million teu, or, about 19% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2016, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 779.0 million dwt with 112.5 million dwt, or, about 14.4% of the present fleet capacity was on order.
The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 26 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel scrapping ages. We sold one of our laid-up vessels, Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates have continued during 2012, 2013 and 2014 following the weakness of containership charter hire rates. The average scrapping age for containerships during 2014 and 2015 was 22 years and 23 years, down from about 24 years up to 2012.  We sold another one of our vessels, Jonathan P, built in 1990 (a 22-year-old vessel) in March 2012, and we also sold for scrap two of our vessels, Anking and Irini (the latter a drybulk vessel) built in 1990 and 1988, respectively, in June and July 2013. In November 2015 we sold the containership Tiger Bridge (2,228 TEU, built 1990) while in December 2015 we sold two containerships Despina P (1,932 teu, built 1990) and Marinos (1,599 TEU, built 1993). Further, in January 2016 we sold our drybulk vessel Aristides NP (69,268 DWT, built 1993). All four vessels were sold for scrap.

Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 1, 2016, approximately 60% of our ship capacity days in remainder of 2016 and approximately 18% of our ship capacity days in 2017, are under time charter contracts. If the current market conditions and rates prevail, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
E.	Off-balance Sheet Arrangements
As of December 31, 2015, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2015:
In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$40,521,040	$14,810,000	$10,282,706	$15,428,334	—
Interest Payments (1)	$3,518,896	$1,423,530	$1,831,490	$263,876	—
Vessel Management fees (2)	$22,896,849	$4,138,195	$9,220,327	$9,538,327	—
Other Management fees (3)	$10,724,932	$2,000,000	$4,212,450	$4,512,482	—
Payments for newbuildings (4)	$84,346,000	$62,186,000	$22,160,000	—	—
Total	$162,007,717	$84,557,725	$47,706,973	$29,743,019	—
(1)            Assuming the amortization of the loans as of December 31, 2015 described above and an average calculated interest rate margin over LIBOR of about 0.84%, 2.06%, 2.77%, 2.49% and 3.04% per annum for the five years, respectively, and based on an underlying assumption for LIBOR calculated from the swap rates of the LIBOR yield curve as of December 31, 2015 of 0.84%, 1.45%, 1.89%, 2.04% and 2.24% for years 1 to 5, respectively. Also includes our obligation to make payments required as of December 31, 2015 under our interest rate swap agreements based on the same LIBOR forward rate assumption (see Item 11).
(2)            Refers to our obligation for management fees of 685 Euros per day per vessel (approximately $740) starting on January 1, 2016 for the twelve vessels owned by Euroseas as of that date under the Amended and Restated Master Management Agreement in effect as of January 1, 2016; each shipowning company signs with Eurobulk a management agreement when a vessel is acquired but the rate and term of these agreements is set in the Master Management Agreement as amended and restated on January 1, 2016; the present term of which expires on January 1, 2019.  For years two to five we have assumed no changes in the number of vessels, an inflation rate of 3.5% per year and no changes in this US Dollar to Euro exchange rate (assumed at 1.08 USD/Euro).  Also, refers to our obligation for management fees of 685 Euros per day per vessel (approximately $740) starting in December 2014 for Hull No DY 160, in March 2015 for Hull No DY 161, in January 2015 for Hull YZJ1116 and in January 2016 for Hull YZJ1153 as of the date of steel cutting for each vessel per our Amended and Restated Master Management Agreement in effect as of January 1, 2014. These management fees amount to $807,862, $2,135,211, $2,440,380 and $0 for the periods shown in the table, respectively.
(3)            Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2016 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2019.
(4)            Refers to remaining contractual obligations to shipyard(s) for our vessels under construction.
G.	Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position
Aristides J. Pittas	56	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	56	CFO and Treasurer; Class A Director
Aristides P. Pittas	64	Vice Chairman; Class A Director
Stephania Karmiri	48	Secretary
Panagiotis Kyriakopoulos	55	Class B Director
George Skarvelis	55	Class B Director
George Taniskidis	55	Class C Director
Apostolos Tamvakakis	64	Class C Director (since June 25, 2013)
Tim Gravely	38	Series B Director (since January 31, 2014)

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
Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. He has also been a member of the Board of Managers of Euromar since its inception on March 25, 2010. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 25 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Dr. Aslidis holds a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from the Massachusetts Institute of Technology.
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
Tim Gravely has been a member of our Board of Directors since January 31, 2014. Mr. Gravely was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. Mr. Gravely is a Managing Director of TCP. Prior to joining TCP in 2008, Mr. Gravely was an Associate at RBC Capital Markets in the Leveraged and Syndicated Finance Group where he executed acquisition debt financing for financial sponsors and corporate clients. Prior to that, Mr. Gravely held positions as an Associate with Macquarie Capital Advisors in Toronto and with RBC Capital Markets in the Mergers & Acquisitions Group. Mr. Gravely currently also serves as director of Bluewall Shipping Limited, König & Cie GmbH and Tanker Investments Limited.

Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B.	Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. In July 2005, we entered into a written services agreement with Eurobulk where we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. As of October 1, 2006, these services are now provided to us under our Master Management Agreement with Eurobulk. During 2015, under this Master Management Agreement, as amended, we paid Eurobulk $2,000,000 for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, Mr. Konstantinos Siademas, and for other services associated with us being a public company and other services to our subsidiaries. As of January 1, 2016 this fee remained the same at $2,000,000.
Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $12,000, plus $3,000 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $8,000 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.
All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
In July 2014, our Board of Directors approved a new equity incentive plan (the "2014 Equity Incentive Plan") to replace the 2010 Equity Incentive Plan. The 2014 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 250,000 shares over 10 years after the 2014 Equity Incentive Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2014 Equity Incentive Plan.  Awards may be made under the 2014 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
On November 21, 2013, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2014, and the remainder which will vest on July 1, 2015. On October 31, 2014, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 16, 2015, and the remainder which will vest on November 16, 2016. On November 6, 2015, the Board of Directors awarded 68,400 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on July 1, 2016, and the remainder will vest on July 1, 2017. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
C.	Board Practices
The current term of our Class A directors expires in 2017, the term of our Class B directors expires in 2018 and the term of our Class C directors expires in 2016.
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
•	We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.
•	In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers' compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.
•	In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.
•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

•	In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.
•	The Board of Directors adopted a new Equity Incentive Plan in July 2014. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.
•	As a foreign private issuer, we are not required to obtain shareholder approval if any of our directors, officers, or 5% or greater shareholders has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company, or assets to be acquired, or in the consideration to be paid in the transaction(s) and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common stock or voting power of 5% or more.
•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.
Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.
D.	Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2015, approximately 80 officers and 270 crew members served on board the vessels in our fleet.
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
Options
No options were granted during the fiscal year ended December 31, 2015. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 1, 2016 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner(1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of Common Stock (15)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned	Percent of Voting of Series B Preferred Shares(16)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Friends Investment Company Inc.(2)	2,851,088	34.8%	-	-		25.9%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	-	-	26,850	81.4%	2,245,551	20.7%
12 West Capital Fund L.P. (5) (**)	759,211	9.3%	-	-	-	6.9%
Fred H Brenner (***)	1,122,360	13.7%	-	-	-	10.2%
12 West Capital Offshore Fund L.P. (5) (**)	357,276	4.4%	-	-	-	3.3%
Family United Navigation Co.	400,000	4.9%	-	-	-	3.6%
Preferred Friends Investment Company Inc.(4)	-	-	6,352	18.6%	512,000	4.7%
Aristides J. Pittas(6)	127,488	1.6%	-	-	-	1.2%
George Skarvelis(7)	3,829	*	-	-	-	*
George Taniskidis(8)	9,379	*	-	-	-	*
Panagiotis Kyriakopoulos(9)	41,602	*	-	-	-	*
Aristides P. Pittas(10)	5,400	*	-	-	-	*
Anastasios Aslidis(11)	68,835	*	-	-	-	*
Apostolos Tamvakakis(12)	3,680	*	-	-	-	*
Timothy Gravely	-	*	-	-	-	*
Stephania Karmiri(13)	-	*	-	-	-	*
Symeon Pariaros(14)	2,105	*	-	-	-	*
All directors and officers and 5% owners as a group	5,756,463	70.2%	34,200	100%	2,757,551	77.8%
*      Indicates less than 1.0%.
**    As filed on February 16, 2016.
***   As filed on February 3, 2016.
(1)	Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.
(2)	Represents 2,851,088 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.
(3)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC, and has sole voting and investment power with respect to all securities owned of record by Tennenbaum Opportunities Fund VI, LLC. The address for each of Tennenbaum Capital Partners, LLC and Tennenbaum Opportunities Fund VI, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405.

(4)	Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).
(5)	12 West Capital Management LP ("12 West Management") serves as the investment manager to 12 West Capital Fund LP, a Delaware limited partnership ("12 West Onshore Fund"), and 12 West Capital Offshore Fund LP, a Cayman Islands exempted limited partnership ("12 West Offshore Fund"), and possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by 12 West Onshore Fund and 12 West Offshore Fund. Joel Ramin, as the sole member of 12 West Capital Management, LLC, the general partner of 12 West Management, possesses the voting and dispositive power with respect to the securities beneficially owned by 12 West Management. The address for each of 12 West Capital Fund LP and 12 West Capital Offshore Fund LP is c/o 12 West Capital Management LP, 90 Park Avenue, 41st Floor, New York, NY 10016.
(6)	Does not include 359,408 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,694 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 4,950 shares vesting on November 16, 2016, 7,425 shares vesting on July 1, 2016, and 7,425 shares vesting on July 1, 2017.
(7)	Does not include 96,787 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis' ownership interest in Friends. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 525 shares vesting on November 16, 2015, 790 shares vesting on July 1, 2016, and 790 shares vesting on July 1, 2017.
(8)	Does not include 13,568 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 899 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 525 shares vesting on November 16, 2015, 790 shares vesting on July 1, 2016, and 790 shares vesting on July 1, 2017.
(9)	Includes 525 shares vesting on November 16, 2015, 790 shares vesting on July 1, 2016, and 790 shares vesting on July 1, 2017.
(10)	Does not include 496,985 shares of common stock held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 870 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,350 shares vesting on November 16, 2015, 2,025 shares vesting on July 1, 2016, and 2,025 shares vesting on July 1, 2017.
(11)	Includes 3,375 shares vesting on November 16, 2015, 5,040 shares vesting on July 1, 2016, and 5,040 shares vesting on July 1, 2017.
(12)	Includes 525 shares vesting on November 16, 2015, 790 shares vesting on July 1, 2016 and 790 shares vesting on July 1, 2017.
(13)	Does not include 371 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.
(14)	Includes 525 shares vesting on November 16, 2015, 790 shares vesting on July 1, 2016, and 790 shares vesting on July 1, 2017.
(15)	Voting stock includes 90,900 unvested shares for a total of 8,195,760 issued and outstanding shares of the Company as of April 29, 2016.
(16)	Series B Preferred Shares vote on an as-converted basis weighted by 50%.

B.	Related Party Transactions
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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2014 and its term was extended until January 1, 2019. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Pursuant to the Master Management Agreement, each new vessel we acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement. Under the Master Management Agreement, as amended, we pay Eurobulk as of January 1, 2015 a fixed cost of $2,000,000 annually, to be adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $740 based on $1.08/Euro exchange rate) adjusted annually for inflation (every January 1st; there was no inflation adjustment on January 1, 2015 and 2016 as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case since January 1, 2012 when this discount went into effect as the total number of our vessels and the vessels owned by Euromar is greater than 20. In absence of this discount, the cost per ship per day is 720 Euros, or about $792.  This cost is reduced by half (342.5 Euros per vessel per day, or 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. Eurobulk has received fees for management and executive compensation expenses of $6,791,024, $6,894,559 and $6,151,335 during 2013, 2014 and 2015, respectively.
As of January 1, 2016, the management of the newly delivered vessel, M/V "Xenia" is performed by Eurobulk FE, a corporation controlled by members of the Pittas family.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2015, Eurochart has received chartering and vessel sale commissions of $552,814. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
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

On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar LLC, or Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates. As of April 25, 2015, Euromar exercised its right of first refusal 11 times out of 14 that resulted in acquisition of vessels, though the Company's operations have not been affected as the Company would not have proceeded to purchase these ships independently as it lacked sufficient funds to do so and felt much more comfortable investing smaller amounts over a period of time for smaller participations. In addition, there have been several other instances when Euromar exercised its right of first refusal but a vessel was not acquired for commercial reasons. There have been one disposition of a Euromar vessel and three dispositions of Euroseas containerships vessel, all for scrap, which did not trigger any of the agreed arrangements. Regarding chartering opportunities, the arrangements the Company has with Euromar involve alternating between them in terms of whose vessel is considered first in case of a conflict (in the first conflict, Euromar's vessel was to be chartered first, in the second conflict the Company's and so on). No chartering conflict has arisen so far. In entering into the joint venture of Euromar, the Company's strategy was to establish partners who by co-investing with the Company will allow it to diversify its investment in more vessels and take part in investments requiring larger amounts of capital that the Company would be able to do on its own.  The right of first refusal regarding investments in drybulk and containerships expired on March 25, 2013, while the arrangements regarding any chartering opportunities will be effective as long as Euromar has vessels managed by the Company.
On April 25, 2012, we amended the operating agreement of Euromar to extend the commitment period an additional year to March 25, 2013 and increase the maximum capital contributions owed by all members of Euromar to $245.0 million, of which the Company had committed an additional $10.0 million. In March 2013, we contributed $6.25 million and the remaining commitment expired uncalled.
In October 2013, we entered into an agreement contributing $5 million into an escrow account to fund an additional capital commitment to Euromar for up to a five-year period in exchange for preferred units if such commitment is called.  The decision by Euromar to call the funds from escrow into Euromar itself is taken by Euromar's members other than the Company. In 2014, $1 million of the escrowed funds was contributed to Euromar. The preferred units have a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment or a portion of it is not called within the five year period, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount. We have no additional capital commitment to Euromar.
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

Dividend Policy
We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.15 per share (adjusted for the 1-for-10 reverse stock split effected on July 23, 2015) was declared in August 2013. The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.
If reinstated, the payment of dividends to our common stock is not guaranteed or assured, and may again be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of these subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk and containership charter market, our earnings would be negatively affected, thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.
The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares' dividend rate will increase to 12% in years six and seven and to 14% thereafter and will be payable in cash. The Company declared $1.44 million and 1.64 million in dividends on its preferred shares during 2014 and 2015, respectively, all of which were paid in kind.
B.	Significant Changes
For significant events that occurred after December 31, 2015, please refer to Note 20 of the financial statements on page F-46 below.
Item 9.	The Offer and Listing
A.	Offer and Listing Details
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015. Our shares of common stock previously traded on the Nasdaq Global Select Market from January 1, 2008 to June 25, 2015. The following table sets forth the high and low closing prices for shares of our common stock for each of the periods indicated.  The prices below have been adjusted to reflect the 1-for-10 reverse stock split that became effective July 22, 2015.

Period	Low	High
Year Ended Dec. 31, 2011	22.60	48.50
Year Ended Dec. 31, 2012	8.60	30.50
Year Ended Dec. 31, 2013	9.30	17.90
Year Ended Dec. 31, 2014	7.50	14.20
Year Ended Dec. 31, 2015	2.55	8.40
1st quarter 2015	7.10	8.10
2nd quarter 2015	6.60	8.40
3rd quarter 2015	4.18	7.60
4th quarter 2015	2.55	4.81
October 2015	4.35	4.81
November 2015	2.88	4.63
December 2015	2.55	2.97
January 2016	1.88	2.68
February 2016	1.85	2.19
March 2016	1.75	2.11
April 2016	1.79	3.09

B.	Plan of Distribution
Not Applicable.
C.	Markets
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015.  Our shares began trading on the Nasdaq Global Market on January 31, 2007 and on the Nasdaq Global Select Market on January 1, 2008.  Prior thereto, our shares traded on the OTCBB under the symbol "ESEAF.OB" until October 5, 2006 and then under the symbol "EUSEF.OB" until January 30, 2007.
D.	Selling Shareholders
Not Applicable.
E.	Dilution
Not Applicable.
F.	Expenses of the Issue
Not Applicable.
Item 10.	Additional Information
A.	Share Capital
Not Applicable.
B.	Memorandum and Articles of Association
Amended and Restated Articles of Incorporation and Bylaws, as amended
Our current amended and restated articles of incorporation were filed with the SEC as Exhibit 1.1 (Amended and Restated Articles of Incorporation) to our Annual Report on Form 20-F on May 27, 2011, and our current bylaws, as amended, were filed with the SEC as Exhibits 1.2 (Bylaws) and 1.4 (Amendment to Bylaws) to our Annual Report on Form 20-F on May 28, 2010.
Purpose
Our purpose, as stated in our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands, or the BCA.

Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.03 per share, of which 8,195,760 shares are issued and outstanding as of April 1, 2016, and 20,000,000 shares of preferred stock par value $0.01 per share, of which 34,200 shares are issued and outstanding as of April 1, 2016. All of our shares of stock are in registered form.
Common Stock
As of April 1, 2016, we are authorized to issue up to 200,000,000 shares of common stock, par value $.03 per share, of which there are 8,195,760 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Stock
As of April 1, 2016, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 34,200 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
The Series B Preferred Shares pay dividends quarterly in arrears (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5% per annum, depending on the trading price of the Company's common stock. The first payment of interest was on March 31, 2014. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% per annum in years six and seven and to 14% per annum thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $25.00 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $25.00 (subject to adjustment) resulting in gross proceeds of at least $40 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $12.25 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
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

The rights and privileges of the Series B Preferred Shares are set forth in the Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Convertible Preferred Shares, a copy of which is included as Exhibit 4.44 hereto and is incorporated by reference herein.
Directors
Our directors, except the Series B Director (defined below), are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Cumulative voting may not be used to elect directors.
Our Board of Directors must consist of at least three directors, such number to be determined by the Board of Directors by a majority vote of the entire Board of Directors from time to time. Shareholders may change the number of our directors only by an affirmative vote of the holders of the majority of the outstanding shares of capital stock entitled to vote generally in the election of directors.
Our Board of Directors is divided into three classes as set out below in "Classified Board of Directors." Each director, except the Series B Director, is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.
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
Our Series B Director was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. The holders of Series B Preferred Shares have the right, voting separately as a class, to nominate and elect one member of the Board of Directors (the "Series B Director") who shall (i) have no family relationship with any other officer or director of the Corporation; (ii) be independent pursuant to the rules of Nasdaq if the Corporation is required to be subject to the rules of Nasdaq requiring a listed company to maintain a majority independent board; and (iii) be determined by the Board of Directors to meet its nominating standards.  The Series B Director shall be elected by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares. Any Series B Director elected as provided herein may be removed and replaced at any time by the affirmative vote of the holders of a majority of the outstanding Series B Preferred Shares.  Upon any termination of the right of the holders of the Series B Preferred Shares to vote as a class for a Series B Director, the term of office of the Series B Director then in office elected by such holders voting as a class shall terminate immediately and the number of directors constituting the Board of Directors shall automatically be reduced by one.  The Series B Director is entitled to one vote on any matter before the Board of Directors.  The Series B Director is not entitled to remuneration by the Corporation for acting as director, but is entitled to the reimbursement of reasonable expenses, including all out-of-pocket expenses, incurred in connection therewith. The right of the Holders of Series B Preferred Shares to elect a member of the Board of Directors shall terminate once Tennenbaum Opportunities Fund VI, LLC, a fund managed by TCP, and allowed transferees no longer hold at least 65% of the number of shares of Common Stock (on an as-converted basis) that the Series B Preferred Shares acquired by Tennenbaum Opportunities Fund VI, LLC would have converted into at the time of purchase.
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
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing", and Note 9 of our attached financial statements.
We are a party to a registration rights agreement with Friends, a joint venture agreement to form Euromar, an agreement relating to an additional capital commitment to Euromar. For a discussion of these agreements, please see the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Furthermore, we are a party to a registration rights agreement with TCP and 12 West Capital Management LP. For a discussion of this agreement, please see the section of this annual report entitled "Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline."
There are no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.
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
United States Federal Income Tax
The following are the material United States federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders, each as defined below, of our common stock. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect. This discussion is also based in part upon Treasury Regulations promulgated under Section 883 of the Code. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. References in the following discussion to "we" and "us" are to Euroseas and its subsidiaries on a consolidated basis.

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
The Marshall Islands, Liberia and Panama, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2015, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We believe that we satisfied the Publicly-Traded Test for the 2015 taxable year and therefore qualify for benefits of Section 883 of the Code and we intend to take this position on our United States federal income tax returns.
The Treasury Regulations provide, in pertinent part, that the stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a country if the number of shares of each class of stock that is traded during the taxable year on all established securities markets in that country exceeds the number of shares in each such class that is traded during that year on established securities markets in any other single country. Our common stock is "primarily traded" on the Nasdaq Capital Market, which is an established securities market for these purposes.
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which is listed on the Nasdaq Capital Market, constituted more than 50% of our outstanding shares by voting power and value for most of the 2015 taxable year, and accordingly, we satisfied the listing threshold for the 2015 taxable year.  However, it is possible that our common stock may not continue to constitute more than 50% of our outstanding shares by value in any future taxable year.  In such a case, we may not satisfy the listing threshold and therefore may not satisfy the Publicly Traded Test.
The Treasury Regulations further require that with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which is referred to as the "trading frequency test"; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year (as appropriately adjusted in the case of a short taxable year), which is referred to the "trading volume test".  Even if we do not satisfy both the trading frequency and trading volume tests, the Treasury Regulations provide that the tests will be deemed satisfied if our common stock is traded on an established securities market in the United States and such stock is regularly quoted by dealers making a market in our common stock.  We believe that our common stock will be deemed to satisfy the trading frequency and trading volume tests during the 2015 taxable year.

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
During our 2015 taxable year, our 5% Shareholders may have owned more than 50% of our common stock for more than half the number of days during the year.  Therefore, the 5% override may have been triggered for the 2015 taxable year.  Nevertheless, we believe that we can establish that a sufficient number of shares of our common stock owned by 5% Shareholders during the 2015 taxable year were owned by qualified shareholders to preclude non-qualified 5% Shareholders from owning 50% or more of our common stock for more than half the number of days during the 2015 taxable year.  However, there can be no assurance that we will be able to continue to satisfy the substantiation requirements in any future taxable year.
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
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the Nasdaq Capital Market were not eligible for these preferential rates.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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
Interest Rate Fluctuation Risk
The international drybulk and containership shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The total notional principal amount of our swaps as of December 31, 2015 and 2014 was $30 million and $45.0 million, respectively. The swaps have specified rates and durations. Refer to the table in Note 16 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2015 and December 31, 2014. In July 2013, a swap contract with a notional value of $25 million expired; in September 2013, we entered into a new forward swap contract for a notional amount of $10 million. In July 2014, a swap contract with a notional value of $25 million expired; in October 2014, we entered into a new forward swap contract for a notional amount of $10 million. There were no swap contracts in 2015. With these developments the effective coverage of our debt was about 77% for the first half of 2014, dropping to about 37% by December 2014 and then increasing to about 43% by the end of 2015. During 2016, our average debt coverage will be approximately 24% assuming debt advances as per current values for the newbuilding vessels.

As at December 31, 2015, we had $40.52 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 6.00%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decrease our cash flows in the twelve-month period ended December 31, 2015 by approximately $476,235 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2015 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2016	246,510	(205,479)
2017	141,315	(100,000)
2018	97,000	(100,000)
2019	32,875	(40,548)
2020 and thereafter	0	0

Charter Rate Fluctuation Risk
We are subject to market risks related to changes in market charter rates when we are to renew or replace the charters of our vessels. The following table sets forth the sensitivity of our annual revenues of our fleet as of December 31, 2015 to a $1,000/day change in charter rates for our vessel assuming our current charters are renewed or replaced at the earliest possible contractual date based on 350 days of charter hire per annum.
Year Ended December 31,	Amount in $ (revenues)
2016	2,112,256
2017	3,560,030
2018 and thereafter	3,911,644
Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
Foreign Exchange Rate Risk
The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 38% of our vessel operating expenses (excluding depreciation and other operating income) in 2015 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 8% in 2015) are mainly in Euros and some other currencies. On December 31, 2015, approximately 25% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2015 was $22,421, and for the year ended December 31, 2014 we had a net foreign exchange gain of $40,022.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2015, would have increased our operating expenses by approximately $1.1 million and the fair value of our outstanding accounts payable by approximately $35,000.
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
(a)	Evaluation of Disclosure Controls and Procedures
Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2015. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2015, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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
Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2015. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2015. Deloitte Hadjipavlou, Sofianos & Cambanis S.A. ("Deloitte"), our independent registered public accounting firm, has audited the Financial Statements included herein and our internal control over financial reporting and has issued an attestation report on the effectiveness of our internal control over financial reporting which is reproduced in its entirety in Item 15(c) below.
(c)	Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
 Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands
We have audited the internal control over financial reporting of Euroseas Ltd and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated May 2, 2016 expressed an unqualified opinion on those financial statements.
/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
May 2, 2016
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
Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules.  Mr. Panos Kyriakopoulos serves as the Chairman of our Audit Committee and as the Audit Committee's financial expert with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.
Item 16B.	Code of Ethics
We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website, http://www.euroseas.gr, under "Corporate Governance".
Item 16C.	Principal Accountant Fees and Services
Our principal auditors, Deloitte Hadjipavlou, Sofianos & Cambanis S.A. have charged us for audit, audit-related and non-audit services as follows:
	2014 (dollars in thousands)	2015 (dollars in thousands)
Audit Fees	$340	$325
Audit related fees	_	_
Tax fees	_	_
All other fees / expenses	_	_
Total	$340	$325

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
On September 25, 2014 the Company announced that its Board of Directors approved a share repurchase program for up to a total of $5 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. During 2014, the Company repurchased and cancelled 168,060 common shares. There were no shares repurchased during 2015 or in 2016 as of April 1, 2016.
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
The financial statements set forth on pages F-1 through F-46, together with the report of independent registered public accounting firm, are filed as part of this annual report.
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
4.10
Loan Agreement among Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, for the amount of US$20,000,000 dated November 14, 2006(4)

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

4.41
Registration Rights Agreement dated March 14, 2014 among Euroseas Ltd., 12 West Capital Fund LP and 12 West Capital Offshore Fund LP (previously filed as Exhibit 99.3 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.42
Amendment to Registration Rights Agreement, dated as of March 14, 2014 to the Registration Rights Agreement, dated as of January 26, 2014, as amended by and among Euroseas Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (previously filed as Exhibit 99.4 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.43
Third Amendment to Shareholders Rights Agreement dated as of March 14, 2014 between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC. (previously filed as Exhibit 99.5 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.44
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (previously filed as Exhibit 99.1 on Form 6-K/A (File No. 001-33283) on March 4, 2016 and incorporated by reference herein)

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

4.49
Addendum No. 6 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 4, 2014 (previously filed as Exhibit 4.49 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2015 and incorporated by reference herein)

4.50	Euroseas 2014 Equity Incentive Plan (previously filed as Exhibit 4.50 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2015 and incorporated by reference herein)
4.51
Financial Agreement between Ultra Two Shipping Ltd, as borrower, and HSBC Bank Plc, as lender, relating to a term loan facility of up to US$19,950,000 dated January 12, 2015 (previously filed as Exhibit 4.51 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2015 and incorporated by reference herein)

4.52
Loan Agreement between Ultra One Shipping Ltd, as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated March 20, 2015 (previously filed as Exhibit 4.52 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2015 and incorporated by reference herein)

4.53	Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 dated February 17, 2016
4.54	Loan Agreement between Saf-Concord Shipping Ltd et al., as borrowers, and Eurobank Ergasias S.a., as lead arranger, relating to a secured term loan of up to US$14,500,000 dated as of February 12, 2016
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

________________
*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-12945) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(13)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 25, 2012.
(14)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 27, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD. (Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas Chairman, President and CEO

Date: May 2, 2016

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

 Index to consolidated financial statements

Pages

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2014 and 2015	F-3

Consolidated Statements of Operations for the Years Ended
December 31, 2013, 2014 and 2015	F-5

Consolidated Statements of Shareholders' Equity for the Years Ended
December 31, 2013, 2014 and 2015	F-6

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2013, 2014 and 2015	F-7

Notes to the Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd. and Subsidiaries, Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2015.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 2, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos, & Cambanis S.A.
Athens, Greece
May 2, 2016

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2015
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2014	2015
Assets
Current assets
Cash and cash equivalents		25,411,420	8,715,636
Trade accounts receivable, net		2,189,986	1,408,272
Other receivables		844,720	1,231,391
Inventories	3	1,758,930	1,464,940
Restricted cash	9	294,093	5,916,743
Prepaid expenses		348,231	175,506
Vessel held for sale	5	-	2,671,811
Total current assets		30,847,380	21,584,299

Fixed assets
Vessels, net	5	111,150,227	88,957,752
Advances for vessels under construction	4	15,687,490	32,701,867
Long-term assets
Restricted cash	9	7,700,000	4,550,000
Deferred charges, net	6	335,621	700,606
Other investments	17	6,183,800	7,396,738
Investment in joint venture	17	18,674,094	16,515,701
Total long-term assets		159,731,232	150,822,664
Total assets		190,578,612	172,406,963

Liabilities and shareholders' equity
Current liabilities
Long-term debt, current portion	9	19,512,000	14,810,000
Trade accounts payable		2,369,983	1,394,874
Accrued expenses	7	1,060,797	1,203,070
Liabilities from assets held for sale	5	-	1,122,208
Deferred revenues		803,649	462,124
Due to related company	8	1,145,808	322,703
Derivatives	15, 16	297,992	50,402
Total current liabilities		25,190,229	19,365,381

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2014 and 2015
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2014	December 31, 2015

Long-term liabilities
Long-term debt, net of current portion	9	34,745,000	25,711,040
Derivatives	15, 16	779	202,700
Total long-term liabilities		34,745,779	25,913,740
Total liabilities		59,936,008	45,279,121
Commitments and contingencies	11
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 32,140 and 33,779 issued and outstanding, respectively)	18	30,440,100	32,079,249
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 5,715,731 and 8,195,760 issued and outstanding)		171,472	245,873
Additional paid-in capital		268,374,336	278,833,156
Accumulated deficit		(168,343,304)	(184,030,436)
Total shareholders' equity		100,202,504	95,048,593
Total liabilities and shareholders' equity		190,578,612	172,406,963

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2013, 2014 and 2015
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2013	2014	2015

Revenues
Voyage revenue		40,850,051	42,586,963	39,656,670
Related party revenue	17	240,000	240,000	240,000
Commissions (including, $474,466 $517,828 and $475,792, respectively, to related party)	8, 14	(1,936,381)	(2,192,626)	(2,216,836)
Net revenue		39,153,670	40,634,337	37,679,834
Operating expenses
Voyage expenses	14	1,537,898	3,963,181	2,312,513
Vessel operating expenses (including, $399,665, $347,363 and $305,150, respectively, to related party)	8, 14	25,191,250	25,279,087	25,204,593
Dry-docking expenses		3,816,699	1,975,590	1,912,407
Vessel depreciation	5	19,983,772	12,137,445	10,995,023
Related party management fees	8	4,891,024	4,894,559	4,151,335
Other general and administrative expenses (including $1,900,000, $2,000,000 and $2,000,000, respectively, to related party)	8, 12	3,542,619	3,514,636	3,327,061
Net loss/(gain) on sale of vessels (including $76,183 and $77,022 to related party)	5	1,935,019	-	(461,586)
Impairment loss and loss on write-down of vessel held for sale	5	78,207,462	3,500,000	1,641,885
Total operating expenses		139,105,743	55,264,498	49,083,231
Operating loss		(99,952,073)	(14,630,161)	(11,403,397)
Other income/(expenses)
Interest and other financing costs		(1,845,776)	(2,152,187)	(1,486,534)
Loss on derivatives, net	16	(177,132)	(44,648)	(261,674)
Foreign exchange gain / (loss)		(10,143)	40,022	22,421
Investment income	17	196,196	987,604	1,212,938
Interest income		387,292	422,240	26,656
Other expenses, net		(1,449,563)	(746,969)	(486,193)
Equity loss in joint venture	17	(2,023,191)	(2,541,775)	(2,158,393)
Net loss		(103,424,827)	(17,918,905)	(14,047,983)
Dividends to Series B preferred shares	18	-	(1,440,100)	(1,639,149)
Net loss attributable to common shareholders		(103,424,827)	(19,359,005)	(15,687,132)
Loss per share attributable to common shareholders - basic and diluted	13	(22.76)	(3.53)	(2.45)
Weighted average number of shares outstanding during the year, basic and diluted	13	4,544,284	5,479,418	6,410,794

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2013, 2014 and 2015
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2013	4,531,961	135,959	252,982,089	(43,491,902)	209,626,146
Net loss				(103,424,827)	(103,424,827)
Issuance of restricted shares for stock incentive award and share-based compensation	40,365	1,211	567,122	-	568,333
Dividends declared ($0.45 per share)		-		(2,067,570)	(2,067,570)
Balance, December 31, 2013	4,572,326	137,170	253,549,211	(148,984,299)	104,702,082
Net loss				(19,359,005)	(19,359,005)
Issuance of shares from private placement, net of issuance costs	1,116,487	33,495	14,466,505	-	14,500,000
Issuance of restricted shares for stock incentive award and share-based compensation	43,724	1,312	508,802	-	510,114
Canceled shares due to repurchase program	(16,806)	(505)	(150,182)	-	(150,687)
Balance, December 31, 2014	5,715,731	171,472	268,374,336	(168,343,304)	100,202,504
Net loss				(15,687,132)	(15,687,132)
Issuance of shares from rights offering, net of issuance costs	2,343,335	70,300	10,156,810	-	10,227,110
Rounding of stock split	794	24	(24)	-	-
Issuance of restricted shares for stock incentive award and share-based compensation	135,900	4,077	302,034	-	306,111
Balance December 31, 2015	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

	2013	2014	2015
Cash flows from operating activities:
Net loss	(103,424,827)	(17,918,905)	(14,047,983)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation of vessels	19,983,772	12,137,445	10,995,023
Impairment loss and loss on write-down of vessel held for sale	78,207,462	3,500,000	1,641,885
Amortization of deferred charges	145,825	137,032	150,189
Loss / (gain) on sale of vessels	1,935,019	-	(461,586)
Share-based compensation	568,334	510,114	306,111
Unrealized gain on derivatives	(1,375,820)	(718,977)	(45,669)
Other income accrued	(196,196)	(987,604)	(1,212,938)
Loss in investment in joint venture	2,023,191	2,541,775	2,158,393
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(453,980)	(316,841)	781,714
Prepaid expenses	(22,168)	(52,983)	172,725
Other receivables	869,278	596,113	(386,671)
Inventories	338,522	(284,816)	293,990
Due from related company	4,948,443	-	-
Increase / (decrease) in:
Due to related company	903,478	242,330	(823,105)
Trade accounts payable	(101,764)	466,139	(1,262,798)
Accrued expenses	(219,962)	(394,155)	54,673
Deferred revenue	(96,718)	(186,944)	(341,525)
Net cash provided by / (used in) operating activities	4,031,889	(730,277)	(2,027,572)
Cash flows from investing activities:
Advances for vessels under construction	(37,820)	(15,637,368)	(16,628,889)
Advance received for vessel held for sale	-	-	1,122,208
Contributions to joint venture	(6,250,000)	-	-
Purchase of a vessel	(5,978,062)	(21,323,935)	-
Other investments	(5,000,000)	-	-
Release of Restricted Cash	2,063,596	168,322	4,102,364
Increase in restricted cash	-	(300,000)	(6,575,014)
Proceeds from sale of vessels	7,322,818	-	7,345,342
Net cash used in investing activities	(7,879,468)	(37,092,981)	(10,633,989)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

(Continued)

	2013	2014	2015
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of commissions paid	-	29,700,000	-
Proceeds from issuance of common stock, net of commissions paid	-	14,550,000	10,545,007
Funds used for common stock buyback	-	(150,687)	-
Offering expenses paid	(99,200)	(564,922)	(400,696)
Dividends paid	(2,090,944)	(13,050)	-
Loan arrangement fees paid	-	(299,900)	(442,574)
Proceeds from long-term debt	-	23,300,000	8,400,000
Repayment of long-term debt	(15,937,000)	(14,687,000)	(22,135,960)
Net cash (used in) / provided by financing activities	(18,127,144)	51,834,441	(4,034,223)

Net (decrease) / increase in cash and cash equivalents	(21,974,723)	14,011,183	(16,695,784)
Cash and cash equivalents at beginning of year	33,374,960	11,400,237	25,411,420
Cash and cash equivalents at end of year	11,400,237	25,411,420	8,715,636
Supplemental cash flow information Cash paid for interest, net of capitalized expenses	1,734,967	2,000,850	1,352,737
Financing and investing activities fees:
Loan arrangement fees accrued	-	-	72,600
Offering expenses accrued	66,478	86,078	3,279
Payment-in-kind dividends	-	1,440,100	1,639,149
Capital expenditures included in liabilities	-	-	385,488

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2012, 2014 and 2015
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

The operations of the vessels are managed by Eurobulk Ltd. (the "Manager" or "Management Company"), a corporation controlled by members of the Pittas family.  The Pittas family is the controlling shareholders of Friends Investment Company Inc. which owns 34.8% of the Company's shares.

The Manager has an office in Greece located at 4, Messogiou & Evropis Street, Maroussi, Athens, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, as well as executive management services, in consideration for fixed and variable fees (see Note 8).

On July 22, 2015, the Company effected a one-to-ten reverse stock split on its issued and outstanding common stock (Note 19). In connection with the reverse stock split 794 fractional shares were issued. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

1.            Basis of Presentation and General Information- Continued

•	Xenia International Corp., incorporated in the Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V "Tasman Trader", which was built in 1990 and acquired on April 27, 2006. On March 7, 2012, the vessel was renamed M/V "Anking". On June 4, 2013 the vessel was sold.

•	Prospero Maritime Inc., incorporated in the Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V "Aristides N.P.", which was built in 1993 and acquired on September 21, 2006. The vessel was sold on January 15, 2016.

•	Xingang Shipping Ltd., incorporated in Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V "YM Xingang I" , which was built in February 1993 and acquired on November 15, 2006. On July 11, 2009, the vessel was renamed M/V "Mastro Nicos" and on November 5, 2009, it was renamed M/V "YM Port Kelang". On October 25, 2011 the vessel was renamed M/V "Marinos". The vessel was sold on November 26, 2015.

•	Manolis Shipping Ltd., incorporated in the Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V "Manolis P", which was built in 1995 and acquired on April 12, 2007.

•	Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V "Clan Gladiator", which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V "Clan Gladiator" was renamed M/V "OEL Transworld" and on August 31, 2009 the vessel was renamed M/V "Captain Costas".

•	Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Despina P", which was built in 1990 and acquired on August 13, 2007. The vessel was sold in December 28, 2015.

•	Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V "Tiger Bridge", which was built in 1990 and acquired on October 4, 2007. The vessel was sold in November 9, 2015

•	Noumea Shipping Ltd, incorporated in Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V "Maersk Noumea", renamed "Evridiki G", which was built in 2001 and acquired on May 22, 2008.

•	Saf-Concord Shipping Ltd., incorporated in Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V "Monica P", which was built in 1998 and acquired on January 19, 2009.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

1.            Basis of Presentation and General Information - Continued

•	Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V "Eleni P", which was built in 1997 and acquired on March 6, 2009.

•	Pantelis Shipping Ltd., incorporated in the Republic of Malta on July 2, 2009, owner of the Maltese flag 74,020 DWT bulk carrier M/V "Pantelis" which was built in 2000 and acquired on July 23, 2009. On December 15, 2009, ownership of the vessel was transferred to Pantelis Shipping Corp., incorporated in Liberia, and the vessel changed its flag to the Liberian flag.

•	Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V "Aggeliki P" which was built in 1998 and acquired on June 21, 2010.

•	Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V "Joanna" which was built in 1999 and acquired on July 4, 2013. The vessel has been renamed Vento di Grecale.

•	Eirini Shipping Ltd., incorporated in the Republic of Liberia on February 2, 2014, owner of the Liberian flag 76,466 DWT bulk carrier M/V "Eirini P" which was built in 2004 and acquired on May 26, 2014.

•	Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY160, to be renamed 'Alexandros'). The vessel is expected to be delivered within the second quarter of 2016.

•	Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The vessel is expected to be delivered within the third quarter of 2016.

•	Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, agreed to acquire from Klaveness Bulk AS, the 82,000 DWT bulk carrier Hull No. YZJ2013-1116 (renamed 'Xenia'). The vessel is a new-building and was delivered on February 25, 2016.

•	Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, entered on April 4, 2014, into a shipbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd., for the construction of a 82,000 DWT bulk carrier (Hull No. YZJ2013-1153). The vessel is expected to be delivered within 2018.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

1.            Basis of Presentation and General Information – Continued

During the years ended December 31, 2013, 2014 and 2015, the following charterers individually accounted for more than 10% of the Company's voyage and time charter revenues as follows:

	Year ended December 31,
Charterer	2013	2014	2015
CMA	7.13%	12.61%	17.41%
GSS	2.21%	3.84%	16.14%
MSC	10.16%	10.62%	12.92%

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

2.            Significant Accounting Policies - Continued

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

Cash equivalents

Cash equivalents are cash in bank accounts, time deposits or other certificates purchased with an original maturity of three months or less.

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
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

Assets Held for Sale

The Company may dispose of certain of its vessels when suitable opportunities occur, including prior to the end of their useful lives. The Company classifies assets as being held for sale when the following criteria are met: (i) management is committed to sell the asset; (ii) the asset is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (iv) the sale of the asset is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell the asset. These assets are no longer depreciated once they meet the criteria of being held for sale.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Pension and retirement benefit obligations – crew

The ship-owning companies contract the crews on board the vessels under short-term contracts (usually up to 9 months).  Accordingly, they are not liable for any pension or post-retirement benefits.

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs. Deferred offering expenses are charged against paid-in capital when financing is completed or expensed to other general and administrative expenses when financing efforts are terminated.

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

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to employees and directors as well as to non-employees and are included in "Other general and administrative expenses" in the "Consolidated statements of operations." The shares to employees and directors are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided.  The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

Preferred shares

Preferred shares are recorded at the initial consideration received less offering expenses and adjusted by including the fair value of dividends paid in-kind. The Company recognizes changes in the redemption value of the preferred shares immediately as they occur and adjusts the carrying amount of the preferred shares to equal the redemption value at the end of each reporting period to that effect.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Earnings/(loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2014 and 2015, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

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

Recent accounting pronouncements

In May, 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No 2014-09, Revenue From Contracts With Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU 2015-14 states the following regarding application that should be considered as part of the disclosure requirements under SAB Topic 11M: An entity shall apply one of the following two methods: (i).retrospectively to each prior reporting period presented in accordance with the guidance on accounting changes in ASC  250-10-45-5 through 45-10 (retrospective method) or (ii) retrospectively with the cumulative effect recognized at the date of initial application (cumulative effect transition method). This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

In August 2014, the FASB issued ASU No. 2014-15, “Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.” This ASU establishes specific guidance to an organization's management on their responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern. The provisions of this ASU are effective for interim and annual periods ending after December 15, 2016. The Company is evaluating the potential impact of the adoption of this standard on its consolidated financial statements.

In April, 2015, FASB issued ASU No 2015-03, Simplifying the Presentation of Debt Issuance Costs, which outlines a simplified approach to present debt issuance costs and debt discount and premium by requiring debt issuance costs to be presented as deduction from the corresponding liability. This standard is effective for public entities with reporting periods beginning after December 15, 2015 and should be applied on a retrospective basis. Early adoption is permitted for financial statements that have not been previously issued. The Company’s adoption of this standard will result in the “Deferred charges, net” of $700,606 as of December 31, 2015 to be presented against the related debt liability.

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements.  The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2014	2015
Lubricants	1,226,172	990,440
Victualing	186,188	105,369
Bunkers	346,570	369,131
Total	1,758,930	1,464,940

4.  Advances for Vessels under Construction

 On November 29, 2013, the Company concluded an agreement with an established Chinese shipyard for the construction of two Ultramax fuel efficient drybulk carriers. The vessels will have a carrying capacity of 63,500 dwt each and will be built at Yangzhou Dayang Shipbuilding Co., Ltd., member of Sinopacific Shipbuilding Group. Delivery of the vessels is scheduled during the third quarter of 2016. The aggregate purchase price of the two newbuilding vessels is approximately $54.4 million. See Note 11 for schedule of outstanding payments to the yard.

On April, 2014, the Company concluded an agreement with an established Chinese shipyard for the resale and construction of two Kamsarmax fuel efficient drybulk carriers. The vessels will have a carrying capacity of 82,000 dwt each and will be built at Jiangsu Yangzijiang Shipbuilding Co., Ltd. The first vessel was delivered to the Company on February, 2016. Delivery of the second vessel is scheduled for the first quarter of 2018. The aggregate purchase price of the two newbuilding vessels is approximately $59.2 million. See Note 11 for schedule of payments to the yard.

As of December 31, 2015 the amount of the advances for vessels under construction amounts to $32,004,819  mainly representing progress payments according to the agreement entered into with the shipyard as well as legal and other costs related to the construction and another $697,048 for capitalized interest costs for a total of $32,701,867.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2014	137,960,194	(32,496,457)	105,463,737
- Depreciation for the year	-	(12,137,445)	(12,137,445)
- Purchase of vessel	21,323,935	-	21,323,935
- Impairment loss	(18,894,213)	15,394,213	(3,500,000)
Balance, December 31, 2014	140,389,916	(29,239,689)	111,150,227
- Depreciation for the year	-	(10,995,023)	(10,995,023)
- Sale of vessels	(10,550,000)	3,666,244	(6,883,756)
- Vessel held for sale	(5,091,539)	777,843	(4,313,696)
Balance, December 31, 2015	124,748,377	(35,790,625)	88,957,752

During 2014 the Company acquired one bulk carrier vessel. M/V "Eirini P" was acquired on May 26, 2014 for a purchase price plus costs required to make the vessel available for use of $21,323,935. In November and December 2015 the Company sold for scrap three of its vessels, M/V Tiger Bridge, M/V Marinos and M/V Despina P, for a net price of $2,728,440, $ 2,090,010 and $2,526,892 respectively. After sales commissions of 4%, which includes the 1% payable to Eurochart, and other sale expenses, the Company recorded a gain of $535,169, a loss of $280,373 and a gain of $206,790, respectively from the sale of the vessels. In December 2015, the Company agreed to sell for scrap M/V Aristides NP for an amount of $2,805,521. The vessel was classified as held for sale, for the year ended December 31, 2015. The Company received a deposit for the sale of $1,122,208 which was classified as "Liability for asset held for sale" in the "Consolidated Balance Sheets".

In the fourth quarter of 2013, management reassessed the estimated useful life of its container vessels based on the further decrease in charter rates and the decrease in the age of vessels scrapped including the container vessels the Company scrapped in the second quarter of 2013. Market reports indicated that from 2000 till 2011 the scrapping age of containerships was close to thirty years while during 2012 and 2013, when charter rates and secondhand values of the containership market remain at the bottom of the market cycle, the average scrapping age of containership carriers scrapped was approximately 24 and 22 years, respectively. Based on the latter data, the Company decided to revise its estimate of the useful life of its containerships from 30 years to 25 years to reflect mid-cycle conditions effective October 1, 2013. The effect of this change of estimate on the depreciation of the Company's vessels increased depreciation charge by approximately $2.5 million in each of 2014 and 2015 or $0.46 and $0.38 loss per share, basic and diluted for the year ended December 31, 2014 and 2015, respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

The Company's impairment analysis as of December 31, 2014 indicated that the carrying amount of one of its bulk-carriers (M/V Aristides NP) was not recoverable and thus, a non-cash impairment loss of $3.5 million, or $0.64 loss per share basic and diluted, was recorded in its books (please see Note 15). The Company performed the undiscounted cash flow test as of December 31, 2015 and determined the carrying amounts of its vessels not held for sale were recoverable. M/V Aristides NP, held for sale as of December 31, 2015, was written-down to its fair value resulting in a non-cash loss of $1.64 million, or $0.26 loss per share basic and diluted, recorded in its books. These amounts are presented in the "Impairment loss and loss on write-down of vessel held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".

Vessels with a carrying value of $82.58 million (2014: $111.15 million) have been mortgaged as security for the loans.

6.	Deferred Charges, net

"Deferred charges, net" consist of loan arrangement fees which are amortized over the duration of the loan and deferred offering expenses. The deferred offering expenses in 2014 related to the costs incurred in 2013 of filing the Company's shelf registration which was charged against the proceeds of the offering of the Company's securities completed in 2014.
	2014	2015
Balance, beginning of year	338,431	335,621
Amortization of loan arrangement fees	(137,032)	(150,189)
Deferred offering expenses	(165,678)	-
Loan arrangement fees	299,900	515,174
Balance, end of year	335,621	700,606

7.            Accrued Expenses

The accrued expenses consisted of:

	As of December 31, 2014	As of December 31, 2015

Accrued payroll expenses	218,887	319,443
Accrued interest	96,894	153,102
Accrued general and administrative expenses	181,593	112,570
Accrued commissions	94,778	36,189
Other accrued expenses	468,645	581,766
Total	1,060,797	1,203,070

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Manager whereby the Manager provided technical and commercial vessel management for a fixed daily fee of an average of Euro 685 for 2013, 2014 and 2015, under the Company's Master Management Agreement (see below). An additional fixed management fee (see below) is paid to the Manager for the provision of various management services. Vessel management fees paid to the Manager amounted to $4,891,024, $4,894,559 and $4,151,335 in 2013, 2014 and 2015, respectively. The fixed management fee paid to the Manager amounted to, $1,900,000 and $2,000,000 in 2013, 2014 and 2015, respectively.

The management agreement provides for an annual adjustment of the daily management fee due to inflation to take effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's Master Management Agreement with the Manager – originally effective as of January 1, 2011 and with an initial term of five years until January 1, 2016.  The amended and restated Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time. The new agreement was amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 ("volume discount"); it was further renewed as of January 1, 2014 for a new five year term until January 1, 2019. As of December 31, 2015, there are 11 vessels in the Company's fleet and 11 vessels in the fleet of the Company's Euromar LLC joint venture.  Starting January 1, 2013, the management fee was adjusted to 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up before the 5% discount. The fee remained unchanged for the years starting January 1, 2014, January 1, 2015 and January 1, 2016 as well. After the 5% discount, Euroseas pays to the Manager a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up, as the number of vessels wholly or partly owned by Euroseas and managed by the Manager has been in excess of 20. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".

In addition to the vessel management services, the Manager provides management services for the Company's needs as a public company. In 2013, compensation for such services to the Company as a public company was $1,900,000 and at $2,000,000 for 2014 and 2015; the fee was agreed to remain at $2,000,000 for 2016. These amounts are recorded in "Other general and administrative expenses" in the "Consolidated statements of operations."

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2014 and 2015, the amounts due to related company were $1,145,808 and $322,703, respectively. Based on the Master Management Agreement between Euroseas Ltd. and Euroseas' ship owning subsidiaries and the Manager an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to the Manager.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues.  A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes. Commission expenses for vessel purchases for the year ended December 31, 2014 of $204,500 were recorded for the acquisition of M/V "Eirini P." This commission expense was paid to Eurochart S.A. in 2014. Eurochart S.A. also received 1% commission for vessel acquisitions from the sellers of the vessels that the Company acquired. For the year 2015 Eurochart received a 1% from the sale of vessels M/V "Tiger Bridge", M/V "Marinos" and M/V "Despina P" for a total of $77,022, all of which was paid within 2015. Commissions to Eurochart S.A. for chartering services were, $474,466, $517,828 and $475,792 in 2013, 2014 and 2015, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent Technomar Crew Management Services Corp ("Technomar"). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were, $128,742 and $270,923 in 2013 and $131,448 and $215,915 in 2014 and $129,564 and $175,586 in 2015, respectively.  These amounts are recorded in "Vessel operating expenses" in the "Consolidated statements of operations."

As of February 25, 2016, the management of the newly delivered vessel, M/V "Xenia" is performed by Eurobulk (Far East) Ltd., Inc. This is an affiliate company controlled by members of the Pittas family. Eurobulk (Far East) Ltd., Inc. is located in Manilla, the Philippines and provides M/V "Xenia" with technical, commercial and accounting services. The terms of the management agreement between Kamsarmax One Shipping Ltd., the owner of M/V "Xenia", and Eurobulk (Far East) Ltd., Inc. are similar to agreements that our other subsidiaries have with the Manager.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2014	December 31, 2015
Joanna Maritime Ltd	(a)	4,200,000	1,276,040
Manolis Shipping Ltd.	(b)	5,200,000	4,500,000
Saf-Concord Shipping Ltd.	(c)	4,250,000	3,250,000
Pantelis Shipping Corp.	(d)	6,240,000	5,120,000
Aggeliki Shipping Ltd.	(e)	3,652,000	-
Noumea Shipping Ltd.	(f)	9,240,000	7,800,000
Eirini Shipping Ltd. / Eleni Shipping Ltd.	(g)	14,600,000	13,200,000
Euroseas Ltd.	(h)	6,875,000	5,375,000
		54,257,000	40,521,040
Less: Current portion		(19,512,000)	(14,810,000)
Long-term portion		34,745,000	25,711,040

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2016	14,810,000
2017	7,629,373
2018	2,653,333
2019	15,428,334
Total	$40,521,040

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(a)	This is a $20,000,000 loan drawn by Xingang Shipping Ltd. on November 15, 2006; Joanna Maritime Ltd, owner of M/V "Vento di Grecale" is a guarantor to this loan. The loan is payable in eight consecutive quarterly installments of $1.0 million each, the first of which was due in February 2007, followed by four consecutive quarterly installments of $750,000 each, followed by sixteen consecutive installments of $250,000 each and a balloon payment of $5.0 million payable with the final quarterly installment due in November 2013. The interest was based on LIBOR plus a margin of 0.935% initially; after Alcinoe Shipping Ltd. became a guarantor the rate became 0.90%.

On April 5, 2013, an Addendum was signed by which the balloon payment of $5.0 million will be repaid by eight consecutive quarterly instalments of $200,000 each starting in February 2014 plus a balloon payment of $3,400,000 payable with the final quarterly instalment in November 15, 2015. The interest is based on LIBOR plus a margin of 5.30%. As of the November 1, 2013 and thereafter at any time throughout the repayment of the loan a minimum deposit of $400,000 is to be maintained with the bank. The loan is secured with the following: (i) first priority mortgage over M/V "Marinos" owned by Xingang Shipping Ltd, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V "Vento di Grecale".

On November 12, 2015, a $3,400,000 loan was drawn part of which was used to refinance the balloon payment of the above loan term. The facility would be repaid by eight consecutive quarterly instalments of $200,000 each starting in February 2016 plus a balloon payment of $1,800,000 payable with the final quarterly instalment in November, 2017. The interest is based on LIBOR plus a margin of 5.30%. At any time throughout the repayment of the loan a minimum deposit of $400,000 is to be maintained with the bank. The loan is secured with the following: (i) first priority mortgage over M/V "Marinos" owned by Xingang Shipping Ltd, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a mortgage on M/V "Vento di Grecale".

On November 26, 2015, the Company sold M/V Marinos and prepaid $2,123,961 of the facility outstanding amount and the $400,000 minimum deposit requirement was cancelled. The remaining balance of $1,276,039 will be repaid by eight consecutive quarterly instalments of $75,000 plus a balloon payment of $676,039 payable with the final quarterly instalment in November, 2017.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

On October 29, 2012, a supplemental agreement was signed under which Tiger Navigation Corp., owner of M/V Tiger Bridge, SAF-Concord Shipping Ltd., owner of M/V Monica P, and Alterwall Business Inc., owner of M/V Ninos, provided additional guarantees to this loan. This loan was fully repaid on of February 12, 2016 with part of the proceeds of a new loan (see Note 20-(b)).

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

On October 29, 2012, a supplemental agreement was signed that extended the loan by eight consecutive quarterly instalments of $250,000 each, plus a balloon payment of $3,000,000 payable with the final quarterly instalment on January, 15 2016. Under the same supplemental agreement, Tiger Navigation Corp., owner of M/V Tiger Bridge and Alterwall Business Inc., owner of M/V OEL Bengal, provided additional guarantees to this loan. The interest is based on LIBOR plus a margin of 5.00%. This loan was fully repaid on of February 12, 2016 with part of the proceeds of a new loan (see Note 20-(b)).

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(d)	This loan is a $13,000,000 loan drawn by Pantelis Shipping Corp. on December 15, 2009. The loan is payable in 32 consecutive quarterly instalments, four in the amount of $500,000 and twenty-eight in the amount of $280,000, with a $3.16 million balloon payment to be paid together with the last instalment in December 2017. The margin of the loan is 2.70% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Pantelis", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. and (iv) a minimum cash balance equal to an amount of no less than $300,000 in an account Pantelis Shipping Corp. maintains with the bank.

(e)	This loan was an $8,500,000 loan drawn by Aggeliki Shipping Ltd. on November 5, 2010. The loan was repaid in 20 equal consecutive quarterly instalments of $303,000 each, with a $2.44 million balloon payment paid together with the last instalment in November 2015. The margin of the loan was 2.85% above LIBOR. The loan was secured with the following: (i) first priority mortgage over M/V "Aggeliki P.", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd.

(f)	This loan is a $20,000,000 loan drawn by Noumea Shipping Ltd. on December 28, 2010. The loan consists of two tranches: Tranche A of $15,000,000 payable in 12 equal consecutive six-monthly instalments of $720,000 each with a $6.36 million balloon payment to be paid together with the last instalment in December 2016; and, Tranche B of $5,000,000 payable in 8 equal consecutive six-monthly instalments of $625,000 each running in parallel with Tranche A. The margin of both tranches is 2.65% above LIBOR, however, if the collateral vessel, M/V "Maersk Noumea", does not have a charter, the margin of Tranche B becomes 4% above LIBOR and any balance remaining thereof, to be repaid not later that the original Tranche B Maturity, as an Interim Balloon. The loan is secured with the following: (i) first priority mortgage over M/V "Maersk Noumea", (ii) first assignment of earnings and insurance, (iv)a corporate guarantee of Euroseas Ltd.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

(g)	This loan is a $15,300,000 loan drawn by Eirini Shipping Ltd. and Eleni Shipping Ltd. jointly, on June 25, 2014. The loan is payable in 20 equal consecutive quarterly instalments of $350,000 each, with an $8.3 million balloon payment to be paid together with the last instalment in June 2019. The margin of the loan is 3.75% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Eirini P." and M/V "Eleni P.", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd.

On November 12, 2015, the Company signed a supplemental agreement and agreed to pledge  $1,250,000 as cash collateral and fully cross collateralized this loan facility with loan facilities described under (a) and (d) above via the registration of second and third mortgages. The cash collateral amount will be released as soon as the aggregate market value of the M/V Eirini and M/V Eleni is at least one hundred thirty per cent (130%) of the aggregate of the outstanding amount under the facility.

(h)	This loan is an $8,000,000 loan drawn by Euroseas Ltd., on February 3, 2014. The loan is payable in 12 equal consecutive quarterly instalments of $375,000 each, with a $3.5 million balloon payment to be paid together with the last instalment in February 2017. The margin of the loan is 6.0% above LIBOR. The loan is secured with the following: (i) first priority mortgage over M/V "Kuo Hsiung.", M/V "Aristides N. P.", M/V "Captain Costas" and M/V "Despina P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd. The balance of this as of February 12, 2016 was repaid with the part of proceeds of a new loan (see Note 20-(b)).

Furthermore, the Company has signed loan agreements to finance the acquisition of two of its vessels under construction. These loans will be drawn upon the delivery of the vessels.

i.	On January 12, 2015, the Company signed a term loan facility with HSBC Bank plc of up to the maximum of $19.95 million or 70% of the vessel's market value upon delivery if the ship is under a time-charter contract with a charterer approved by the bank or 65% of the vessel's market value upon delivery otherwise. The facility will be used to partly finance the construction cost of Hull No DY 160 and will be repaid over 5 years following the delivery of the vessel. Hull No DY 160 will serve as collateral to the loan. The interest rate margin is 2.80% over LIBOR and the Company pays a 1% per annum commitment fee until the loan is drawn.

ii.	On March 20, 2015, the Company signed a term loan facility with HSH Nordbank AG of up to the maximum of $19.00 million or 62.5% of the vessel's market value upon delivery (lesser of). The facility will be used to partly finance the construction cost of Hull No DY 161 and will be repaid over 4 years following the delivery of the vessel. Hull No DY 161 will serve as collateral to the loan. The interest rate margin is 3.00% over LIBOR and the Company pays a 0.9% per annum commitment fee until the loan is drawn.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

9.            Long-Term Debt - continued

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 125% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $7,994,093 and $10,466,743 as of December 31, 2014 and 2015, respectively, and are shown as "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2015, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2013, 2014 and 2015 amounted to $1,699,951, $2,015,155 and $1,352,737, respectively.  Capitalized interest was booked only for the year ended December 31, 2015 and amounted to $697,048.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S corporations. All the Company's ship-operations subsidiaries satisfy this particular criterion.  In addition, more than 50% of the value of the stock must be owned, directly or indirectly, by individuals who are residents as defined in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S corporations, the "50% Ownership Test", or, the stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, the "Publicly-Traded Test". The management of the Company believes that by virtue of the special rule applicable to situations where the ship operating companies are beneficially owned by a publicly-traded company like the Company, the "Publicly-Traded Test" was satisfied for 2013, 2014 and 2015.

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

(b)	As of December 31, 2015, the Company had under construction four bulk carriers one of which was delivered on February 25, 2016 (see also Note 20(c)). The contracted amount paid for the delivery of that vessel was $21.35 million while the contracted amount remaining to be paid for the remaining three vessels amounts to $40.84 million in 2016, $2.77 million in 2017 and $19.39 in 2018 which has and will be funded from undrawn facilities available, cash, future loan facilities and proceeds from equity raisings.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

On June 15, 2010, the Board of Directors approved the Company's 2010 Stock Incentive Plan (the "2010 Plan"). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 1,500,000 shares, respectively over 10 years after the plan's adoption date. On July 31, 2014, the Board of Directors approved the Company's 2014 Stock Incentive Plan (the "2014 Plan"). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan's adoption date. The persons eligible to receive awards under either plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under either plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.   Details of awards granted during the three year period ended December 31, 2015 are noted below.

a)
On November 21, 2013 an award of 45,000 non-vested restricted shares under the 2010 Plan, was made to 19 key persons of which 50% vested on July 1, 2014 and July 1, 2015; awards to officers and directors amounted to 25,350 shares and the remaining 19,650 shares were awarded to employees of Eurobulk.

b)
On November 3, 2014 an award of 45,000 non-vested restricted shares under the 2014 Plan, was made to 19 key persons of which 50% vested on November 16, 2015 and 50% will vest on November 16, 2016; awards to officers and directors amounted to 26,100 shares and the remaining 18,900 shares were awarded to employees of Eurobulk.

c)	On November 6, 2015 an award of 68,400 non-vested restricted shares under the 2014 Plan, was made to 19 key persons of which 50% will vest on July 1, 2016 and 50% on July 1, 2017; awards to officers and directors amounted to 40,040 shares and the remaining 28,360 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

The compensation cost that has been charged against income for these plans was $568,334, $510,114 and $306,111, for the years ended December 31, 2013, 2014 and 2015, respectively. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company's non-vested shares as of December 31, 2015 and changes during the year ended December 31, 2015, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2015	67,500	10.57
Granted	68,400	4.18
Vested	(45,000)	10.75
Non-vested on December 31, 2015	90,900	5.67

As of December 31, 2015, there was $334,762 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan and is expected to be recognized over a weighted-average period of 0.769 years. The total fair value at grant-date of shares granted during the year ended December 31, 2013, December 31, 2014, and December 31, 2015 was $508,500, $459,000 and $285,912, respectively.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2013	2014	2015
Income:
Net loss attributable to common shareholders'	(103,424,827)	(19,359,005)	(15,687,132)
Basic earnings per share:
Weighted average common shares – Outstanding	4,544,284	5,479,418	6,410,794
Basic loss per share	(22.76)	(3.53)	(2.45)
Effect of dilutive securities
Weighted average common shares – Outstanding	4,544,284	5,479,418	6,410,794
Diluted loss per share	(22.76)	(3.53)	(2.45)

 During 2013, 2014 and 2015, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was 11,581, 18,395 and 22,443 shares in 2013, 2014 and 2015, respectively.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

14.            Voyage, Vessel Operating Expenses and Commissions

These consisted of:
	Year ended December 31,
	2013	2014	2015
Voyage expenses
Port charges and canal dues	364,091	1,214,856	832,917
Bunkers	1,173,807	2,748,325	1,479,596
Total	1,537,898	3,963,181	2,312,513

Vessel operating expenses
Crew wages and related costs	13,921,033	13,985,377	14,164,355
Insurance	2,222,912	2,364,112	2,412,366
Repairs and maintenance	478,197	501,733	503,934
Lubricants	2,836,561	2,379,191	2,433,956
Spares and consumable stores	4,204,965	4,083,942	4,058,153
Professional and legal fees	158,978	498,240	492,852
Other	1,368,604	1,466,492	1,138,977
Total	25,191,250	25,279,087	25,204,593

Commission consisted of commissions charged by:

	Year ended December 31,
	2013	2014	2015
Third parties	1,461,915	1,674,798	1,741,044
Related parties (see Note 8)	474,466	517,828	475,792
	1,936,381	2,192,626	2,216,836

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks, other investment and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below (see Note 16) do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Loss on derivatives, net" in the "Consolidated statements of operations." As of December 31, 2015, the Company had three open swap contracts for a notional amount of $30.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable.  As of December 31, 2015, there were no customers with trade accounts receivable accounting for more than 10% of the customer's 2015 hire revenues.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

The fair value of the Company's interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. As of December 31, 2014 and December 31, 2015 no fair value measurements for assets or liabilities under Level 3 were recognized in the Company's consolidated financial statements.

	Fair Value Measurement as of December 31, 2015
	Total	(Level 1)	(Level 2)	(Level 3)

Liabilities
Interest rate swap contracts, current and long-term portion	$253,102	-	$253,102	-

	Fair Value Measurement as of December 31, 2014
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$298,771	-	$298,771	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

As of December 31, 2014, the Company reviewed the carrying amount in connection with the estimated amount of each of its vessels. The review indicated that such carrying amount was not recoverable for one of the Company's vessels; the M/V Aristides NP. The Company recognized the total impairment losses of $3.5 million in 2014 which was included in the "Consolidated statements of operations" for the period. On December 21, 2015 the Company agreed to sell M/V Aristides NP for scrap. The vessel was sold for a net price of $2,671,811. The vessel was delivered to her new owners on January 16, 2016. As of December 31, 2015 the vessel was classified as "Held for Sale". This resulted in a write-down of $1,641,885 representing the difference between the vessel's carrying value and its fair value.  This amount was included in the "Consolidated statements of operations" for the period. Details of the impairment charge and the write-down of vessel held for sale are noted in the table below.

Vessel – M/V Aristides NP	Significant Other Observable Inputs (Level 2) (amounts in $million)	Loss (amounts in $million)
December 31, 2014 –Impairment	$5.1	$3.5
December 31, 2015 – Write-down to fair value	$2.7	$1.6

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independent shipbrokers as of December 31, 2014 and 2015, respectively, which are mainly based on recent sales and purchase transactions of similar vessels.

The Company did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the years ended December 31, 2014 and 2015.

The estimated fair values of the Company's financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2014 and 2015, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's total borrowings approximates $39.0 million as of December 31, 2015 or $1.5 million less than its carrying value of $40.5 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the  long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy  due to their variable interest rate, being the LIBOR.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

15.            Financial Instruments - continued

The fair value of the Company's "Other investment" approximates its carrying value (see Note 17 – "Investment in Joint Venture and Other Investment") and is considered a Level 3 item.

The key input that determines the fair value of the Company's "Other investment" is the required rate of return for preferred equity investments in investment opportunities of similar risk which is not observable and hence is considered a level 3 item.  The Company considers the initial dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitors market conditions for similar investment and other possible developments specific to its investment that might provide indications for changes in the required rate of return it uses in its fair value measurement. As of December 31, 2015, the Company did not identify indications that would require changes in the required rate of return.

Quantitative Information about Level 3 Fair Value Measurements
	Fair Value at December 31, 2015	Valuation Technique	Unobservable Input	Value
Other investment	7,396,738	Discounted cash flow	Rate of return	19%

The fair value of the Company's "Other investment" is sensitive to the required rate of return used to estimate the present value of its investment using the discounted cash flow approach. If the required rate of return increases or decreases by 1%, the fair value of the Company's "Other investment" will decrease or increase by approximately $0.3 million, respectively, assuming that the preferred investment is redeemed at the end of the investment period (October 2020).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

16.            Derivative Financial Instruments

Interest rate swaps

Effective September 20, 2013 and on October 17, 2014 respectively, the Company entered into two interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $10.0 million for each of the contracts, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 1.29% on the first and an adjustable rate averaging 1.97% on the second swap (Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 0.50% until November 28, 2016 then 0.95% till November 28, 2017 and then 3.55% till May 28, 2019*). Based on the relevant notional amount; all contracts are net settled between Eurobank and the Company. Two swaps were effective from January 21, 2011 to January 21, 2016 and from September 20, 2013 to December 31, 2016, respectively.

In October 2014 the Company entered into a new forward step-up swap contract for a notional amount of $10 million, under the terms of the contract dated November 28, 2015. The interest rate swaps did not qualify for hedge accounting as of December 31, 2014 and 2015.

The table below summarizes the swaps active as of December 31, 2015:

Trade Date	Financial Institution	Notional Amount($m)	Interest rate (%)	End Date
21 Jan 2011	EFG Eurobank – Ergasias S.A.	10.0	2.29	21 Jan 2016
20 Sep 2013	EFG Eurobank – Ergasias S.A.	10.0	1.29	31 Dec 2016
17 Oct 2014	EFG Eurobank – Ergasias S.A.	10.0	1.97 (average)*	28 May 2019

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

16.            Derivative Financial Instruments - continued

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2014	December 31, 2015

Interest rate swap contracts	Current liabilities – Derivatives	297,992	50,402

Interest rate contracts	Long-term liabilities – Derivatives	779	202,700

Total derivative liabilities		298,771	253,102

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Interest rate – Fair value	Change in fair value of derivatives	1,375,820	718,977	45,669
Interest rate contracts - Realized loss	Change in fair value of derivatives	(1,552,952)	(763,625)	(307,343)
Total loss on derivatives		(177,132)	(44,648)	(261,674)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

17.	Investment in Joint Venture and Other Investment

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC will acquire, maintain, manage, operate and dispose of shipping vessels.  Pursuant to the terms of the Joint Venture, the Company may invest up to $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône may each invest up to $75.0 million for a 42.857% interest in the Joint Venture each,  for a total of $175 million. After March 25, 2012, Eton Park and Rhône have the option to convert part or all of their holdings in the Company's stock at a conversion ratio based on the ratio of the net asset market values of the Company and the Joint Venture, or the ratio of the Company's market value multiplied by 0.925 and the net asset market value of the Joint Venture whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values are negative.   Management of the vessels and various administrative services pertaining to the vessels are performed by the Manager and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2015, 2014 and 2013. These amounts are recorded in "Related party revenue" under "Revenues".

In March 2013, the Company contributed $6,250,000 and as of December 31, 2013, the Company had contributed $25.0 million. No new contributions were made in 2014 and 2015. The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner, it is considered to have significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture".  The Company's share of the results of operations of the Joint Venture amounted to a loss of $2.0 million, $2.5 million and $2.2 million for the years 2013, 2014 and 2015, respectively.

Summarized financial information for the Joint Venture is as follows:

	2013	2014	2015

Current assets	11,207,156	9,520,607	11,880,202
Non current assets	268,669,047	252,531,888	223,366,979
Current liabilities	4,079,748	16,194,148	116,207,106
Non current liabilities	127,350,355	115,181,837	3,495,007
Members' contributions	175,000,000	175,000,000	175,000,000
Voyage revenue	27,510,792	31,663,989	34,419,758
Net revenue	26,163,274	30,269,066	33,114,016
Operating loss	(7,313,783)	(11,058,601)	(7,912,039)
Net loss	(14,106,082)	(17,798,476)	(15,108,751)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

17.	Investment in Joint Venture and Other Investment- continued

On October 15, 2013 by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, a Contribution Agreement was signed. Under this agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account  ("Escrowed Funds") controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC until December 31, 2018. With the distribution of the Escrowed Funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a "Preferred Unit") in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  The Company is entitled to a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of issuance. Euromar LLC can return any undistributed Escrowed Funds to the Company after the second anniversary of the agreement while after the fifth anniversary any undistributed Escrowed Funds will be returned to the Company and Preferred Units will be issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded an accrued dividend income of $196,196, $987,604 and $1,212,938 for the years ended December 31, 2013, 2014 and 2015, respectively. This amount is recorded in the "Consolidated statements of operations" as "Investment Income" under   "Other Income / (expenses)".

In USD	Other Investment
Balance, January 1, 2014	5,196,196

Total gain for period included in Investment income	987,604
Balance, December 31, 2014	6,183,800
Total gain for period included in Investment income	1,212,938
Balance, December 31, 2015	7,396,738

Euromar LLC has two of its credit facilities maturing in August and October 2016 requiring final payments of $63.01 million and $23.45 million, respectively. Euromar LLC is in negotiations with the banks and expects to successfully restructure its credit facilities. If Euromar does not succeed in refinancing these payments, it might be forced to liquidate part or all of its assets in order to meet its debt obligations. If such liquidation were to occur at present market values which are below the carrying amounts of Euromar LLC's vessels, it would result in Euromar recording losses on the sale of the vessels. In such a case, our equity investment in Euromar would suffer a partial or complete loss. Furthermore, if the proceeds from the sale of the vessels are not sufficient to repay both Euromar's debt obligations and our preferred investment in Euromar LLC, our preferred investment would also incur a partial or complete loss.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

18.            Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2014	-	-	-	-
Issuance of preferred shares from private placement net of issuance costs	30,700	29,000,000		29,000,000
Dividends declared	1,440		1,440,100	1,440,100
Balance, December 31, 2014	32,140	29,000,000	1,400,100	30,440,100
Dividends declared	1,639		1,639,149	1,639,149
Balance, December 31, 2015	33,779	29,000,000	3,039,249	32,079,249

On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company's Series B Preferred Shares is $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares will pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The dividend rate will increase to 12% in years six and seven and to 14% thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at a conversion price of $12.25 (as adjusted in September 2015 following the shareholders' rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events. The redemption liability as of December 31, 2015 is $33,779,249. If all the subsequent dividend payments are made in-kind, the Series B Preferred Shares will increase by $1,720,806, $1,808,472, $1,900,607 and $152,473 for the years  2016, 2017, 2018 and 2019, respectively The redemption liability will be  $35,498,294, $37,306,766, $39,207,373 and $39,359,846 as of December 31, 2016, 2017, 2018 and end-January 2019, respectively. After January 2019, the dividend will be payable only in cash as described above.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
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

For the year ended December 31, 2015, the Company declared four consecutive dividends aggregating $1.64 million, all of which were paid in kind.

19.            Common Stock

On March 11, 2014, the Company entered into an agreement and sold approximately 1.1 million shares of its common stock in a private placement at a price of $13.435 per share to an institutional investor for net proceeds of approximately $14.5 million.

On July 23, 2015, the Company announced that it has completed a 1-for-10 reverse stock split, effective at the close of trading on July 22, 2015. The Company's common shares began trading on a split-adjusted basis on July 23, 2015.

 On September 17, 2015, the Company issued 2,343,335 shares of common stock pursuant to a shareholders' rights offering at a price of $4.50 per share for gross proceeds of $10.55 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2014 and 2015 and for the
Years ended December 31, 2013, 2014 and 2015
(All amounts expressed in U.S. Dollars)

20.             Subsequent Events

(a)	On January 5, 2016, the Company announced the sale of M/V Aristides N. P. The vessel was delivered to its buyers on January 16, 2016.

(b)	On February 12, 2016, the Company signed and drew a term loan facility with Eurobank Ergasias S.A in order to refinance all existing facilities with the bank. This is a $14,500,000 loan drawn by Saf-Concord Shipping Ltd, Eternity Shipping Company, Allendale Investments S.A., Manolis Shipping Limited, Alterwall Business Inc. and Aggeliki Shipping Ltd as Borrowers. The loan is payable in 12 equal consecutive quarterly instalments of $460,000 each, with an $8.98 million balloon payment to be paid together with the last instalment in February 2019. The margin of the loan is 6.00% above LIBOR. The loan is secured with the following: (i) first priority mortgages over M/V Monica P, M/V Captain Costas, M/V Kuo Hsuing, M/V Manolis P, M/V Ninos and M/V Aggeliki P, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company, and (iv) a $2,800,000 cash collateral deposit pledged in favor of the bank.

(c)	On February 19, 2016, the Company signed a term loan facility with Nord LB and on February 25, 2016 a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the purchase of M/V Xenia. The loan is to be repaid in 14 consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000. The margin of the loan is 2.95% above LIBOR. The loan is secured with (i) first priority mortgages over M/V Xenia, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company.

(d)
On April 27, 2016, the Company signed a memorandum of agreement to sell M/V Captain Costas, one of the Company's containership vessels. The sale is expected to occur in May 2016 and to result in gross proceeds of approximately $2.77 million which is in excess of its carrying value.