Form 20-F
period 2016-12-31
EUROSEAS LTD.
filed 2017-04-07
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

 (Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________________ to __________________________________________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
10,876,112 common shares, $0.03 par value

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board.

☐Other

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
SELECTED CONSOLIDATED FINANCIAL DATA
The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five-year period ended December 31, 2016. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheets at December 31, 2015 and 2016, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials (in US Dollars except for Fleet Data and number of shares)
	Year Ended December 31,
	2012	2013	2014	2015	2016
Statement of Operations Data
Voyage revenue	54,921,697	40,850,051	42,586,963	39,656,670	29,789,036
Related party revenue	240,000	240,000	240,000	240,000	240,000
Commissions	(2,673,703)	(1,936,381)	(2,192,626)	(2,216,836)	(1,604,747)
Net revenue	52,487,994	39,153,670	40,634,337	37,679,834	28,424,289
Voyage expenses	(1,329,668)	(1,537,898)	(3,963,181)	(2,312,513)	(1,291,712)
Vessel operating expenses	(25,075,139)	(25,191,250)	(25,279,087)	(25,204,593)	(18,161,862)
Dry-docking expenses	(1,616,425)	(3,816,699)	(1,975,590)	(1,912,407)	(2,204,784)
Vessel depreciation	(17,385,608)	(19,983,772)	(12,137,445)	(10,995,023)	(8,788,121)
Related party management fees	(4,984,098)	(4,891,024)	(4,894,559)	(4,151,335)	(3,179,596)
Loss on termination and impairment of newbuilding contracts	-	-	-	-	(7,050,179)
Other general and administrative expenses	(3,661,426)	(3,542,619)	(3,514,636)	(3,327,061)	(3,472,422)
Impairment loss and loss on write-down of vessel held for sale	-	(78,207,462)	(3,500,000)	(1,641,885)	(5,924,668)
Net (loss) / gain on sale of vessels	(8,568,234)	(1,935,019)	-	461,586	10,597
Other operating income	254,604	-	-	-	-
Operating loss	(9,878,000)	(99,952,073)	(14,630,161)	(11,403,397)	(21,638,458)
Interest and other financing costs	(1,977,226)	(1,845,776)	(2,152,187)	(1,486,534)	(2,531,999)
Impairment of other investment	-	-	-	-	(4,421,452)
Interest income	484,886	387,292	422,240	26,656	22,330
Equity loss in joint venture	(1,219,692)	(2,023,191)	(2,541,775)	(2,158,393)	(2,444,627)
Impairment in joint venture	-	-	-	-	(14,071,075)
Other (loss) / income	(608,709)	8,921	982,978	973,685	864,158
Dividends to Series B preferred shares	-	-	(1,440,100)	(1,639,149)	(1,725,699)
Net loss attributable to common shareholders	(13,198,741)	(103,424,827)	(19,359,005)	(15,687,132)	(45,946,822)
Loss per share, basic and diluted	(3.42)	(22.76)	(3.53)	(2.45)	(5.63)
Common stock dividends declared	4,437,984	2,067,570	-	-	-
Cash dividends declared per common share	0.98	0.45	-	-	-
Preferred stock dividends declared	-	-	1,440,100	1,639,149	1,725,699
Preferred dividends declared per preferred share	-	-	44.81	48.53	48.60
Weighted average number of shares outstanding during period, basic and diluted	3,895,010	4,544,284	5,479,418	6,410,794	8,165,703

Euroseas Ltd. – Summary of Selected Historical Financials (continued)
	As of December 31,
Balance Sheet Data	2012	2013	2014	2015	2016
Current assets	45,070,412	16,951,998	30,847,380	21,584,299	10,444,083
Vessels, net	206,934,746	105,463,737	111,150,227	88,957,752	105,584,633
Deferred assets and other long term assets	9,000,000	7,565,677	7,700,000	4,968,034	5,911,051
Investment in joint venture	16,989,061	21,215,870	18,674,094	16,515,701	-
Total assets	277,994,219	156,443,600	190,242,991	172,124,391	133,249,421
Current liabilities including current portion of long term debt(1)	22,190,164	18,731,659	25,011,124	19,241,147	11,174,635
Long term debt, including current portion	61,262,422	45,471,246	53,921,379	40,238,468	49,916,194
Total liabilities	68,368,073	51,741,518	59,600,387	44,996,549	55,781,792
Preferred shares	-	-	30,440,100	32,079,249	33,804,948
Common shares outstanding	4,531,960	4,572,325	5,715,731	8,195,760	10,876,112
Share capital	135,958	137,169	171,472	245,873	326,283
Total shareholders' equity	209,626,146	104,702,082	100,202,504	95,048,593	54,106,764
Cash Flow Data	Year Ended December 31,
	2012	2013	2014	2015	2016
Net cash provided by / (used in) operating activities	8,513,106	4,031,889	(730,277)	(2,027,572)	(832,238)
Net cash used in investing activities	(3,505,057)	(7,879,468)	(37,092,981)	(10,633,989)	(18,806,820)
Net cash (used in) / provided by financing activities	(2,837,952)	(18,127,144)	51,834,441	(4,034,223)	14,131,514

	Euroseas Ltd. – Summary of Selected Historical Financials (continued)
	Year Ended December 31,
Fleet Data (2)	2012	2013	2014	2015	2016

Number of vessels	15.21	14.56	14.60	14.74	11.52
Calendar days	5,566	5,313	5,330	5,380	4,218
Available days	5,521	5,185	5,245	5,290	4,071
Voyage days	5,280	4,961	5,126	4,933	3,887
Utilization Rate (percent)	95.6%	95.7%	97.7%	93.3%	95.5%

	(In U.S. dollars per day per vessel)
Average TCE rate (3)	10,155	7,924	7,534	7,570	7,331
Vessel Operating Expenses	4,507	4,741	4,740	4,685	4,306
Management Fees	895	921	919	772	754
G&A Expenses	657	639	663	615	823
Total Operating Expenses excluding drydocking expenses	6,058	6,301	6,322	6,072	5,883
Drydocking expenses	290	718	372	355	523

(1) Effective January 1, 2016 the Company adopted the new standard Accounting Standards Update ("ASU") No 2015-03, "Simplifying the Presentation of Debt Issuance Costs", which requires debt issuance costs to be presented as a deduction from the corresponding liability, instead of presenting debt issuance costs as long-term assets on the consolidated balance sheets. This standard was retrospectively applied to all periods presented.

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

The following table reflects the reconciliation of TCE revenues to voyage revenues as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2012	2013	2014	2015	2016
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	54,921,697	40,850,051	42,586,963	39,656,670	29,789,036
Voyage expenses	(1,329,668)	(1,537,898)	(3,963,181)	(2,312,513)	(1,291,712)
Time Charter Equivalent or TCE Revenues	53,592,029	39,312,153	38,623,782	37,344,157	28,497,324
Voyage days	5,280	4,961	5,126	4,933	3,887
Average TCE rate	10,155	7,924	7,534	7,570	7,331

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
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
The BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) started 2014 at 2,247 but subsequently declined to approximately 730 in mid-July, followed by a rebound to above 1,450 at the beginning of November and before retreating to about 780 by the end of the year. During 2015, the BDI further declined to 509 in mid-February, followed by a rebound to 1,200 in early August and then a retreat again to 478 by the end of the year. In 2016, the BDI continued its decrease to 290 in mid-February before rebounding to 715 points in April 2016. The BDI, subsequently, mildly oscillated until the beginning of September when it started a gradual increase to 1,257 by mid-November before declining to 961 points by the end of 2016. In January 2017, the BDI fell by 17% to 800 points while in February 2017 it started to rise, reaching a level of 1,324 points by the end of March. This volatility in dry bulk charter rates is due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.
Containership rates ended 2013 at very depressed levels but increased gradually through the period to mid-2015 reaching levels comparable to those seen during the previous peak in mid-2011. However, the second half of the year 2015 saw a decline to the very low levels seen in 2013. In 2016, this declining trend continued, at a milder pace, reaching, or, for containerships greater than 2000 teu, falling below their 2013 levels, an all-time low. By March 2017, containership rates have recovered but still remained at historically low levels.
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
The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order reached historic highs in 2014. It remains high by historical standards despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016. The scrapping rate on the containership market also increased in 2016 after dropping in 2015 due to a short-lived recovery of the market. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet increased by 5.4% during 2014, 2.2% in 2015 and 3.2% in 2016. So far in 2017, containership volumes have fallen by 0.4%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, at the end of 2016, was approximately 20 million teu with approximately another 3.2 million teu, or about 16% of the fleet capacity on order, leading to the possibility that the growing supply of container vessels may exceed future demand. Similarly, as of March 1, 2017, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 802.5 million dwt with 73.5 million dwt, or about 9.2% of the present fleet capacity on order. Demolition of the world drybulk fleet has, thus far in 2017, been moderately strong, just above the 2014 level 3.5m dwt through January-February. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many of the drybulk carrier and containership charters we renewed or concluded during 2014, 2015, 2016 and the beginning of 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.
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
Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a minimum equity ratio requirement that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.
A decrease in the level of export of goods or an increase in trade protectionism will harm our customers' business and, in turn, harm our business, results of operations and financial condition.
Most of our customers' containership business revenue is derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets, including the United States and Europe. Any reduction in or hindrance to the output of China-based exporters could negatively affect the growth rate of China's exports and our customers' business. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may reduce the supply of goods available for export and may, in turn, result in a decrease in shipping demand.
Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
Any increased trade barriers or restrictions on global trade, especially trade with China, would harm our customers' business, results of operations and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could harm our business, results of operations and financial condition.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.
Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world's fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China's high rate of real GDP growth is forecasted to continue to slow down during 2017. The United States have indicated the United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.
Eurozone's potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.
Despite the efforts of the European Council since 2011 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, (or "the ESM"), which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.
Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.
The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates achieved by liner companies, which charter containerships from ship owners like us, have declined, sharply in the second half of 2011, and continued to be weak throughout 2012, 2013, 2014, 2015 and 2016, especially, for medium to smaller size containerships.  Freight rates (i.e. the rates that liner companies charge to their clients) stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014, 2015 and 2016 and, despite a small recovery thus far in 2017, remain below historical averages, adversely affecting their profitability. The financial challenges faced by liner companies, some of which announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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
Although a majority of our vessels are currently under time charters, in the future, we may have more of these vessels (including our vessel currently under construction) on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets.  In addition, we may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates has affected and could continue affecting the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and reinstate currently suspended dividends to our shareholders could be adversely affected.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the, historically, volatile and, currently, below historical average asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that additional financing will be available, if needed, and to the extent required, on acceptable terms or at all. If additional financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, including the designation of emission control areas, ECAs, thereunder, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984 and 1992, and amended in 2000, and generally referred to as the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or the CWA, the U.S. Clean Air Act, or the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

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
The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk Ltd. ("Eurobulk") and Eurobulk Far East ("Eurobulk FE"), our affiliated ship management companies (each a "Manager" and together, the "Managers"), are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations' International Maritime Organization, the IMO. The document of compliance, the DOC, and safety management certificate, or the SMC, are renewed as required.

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
Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014 but starting in July 2014 and through the second half of 2014, 2015 and the first quarter of 2016 fuel prices fell by more than 50%. Oil prices began rising in February 2016 until June 2016, due to, among other reasons, the war in Syria, oscillated until November 2016, due to movements in the U.S. dollar exchange rate and various geopolitical events, surging again since end-November 2016, due to the announcement by OPEC for future production cuts. In January 2017, oil prices maintained their levels while in February 2017 they further rose, reaching $53.83/bbl (for West Texas Intermediate, "WTI") on March 1, 2017. Oil prices however remain below their 10-year average of ca. $71/bbl (for WTI). Any further increases in the price of fuel may adversely affect our operations, especially if such increases are combined with lower drybulk and containership rates.
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
Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower drybulk and containership rates.
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
We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005, on Mumbai, India in December 2008 and, more recently, in Paris in 2015, Brussels, Berlin and Istanbul in 2016 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Afghanistan, Libya, Yemen, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.
Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result access to credit markets around the world has been reduced. The extension of Quantitative Easing (or "QE"), high levels of Non-Performing Loans (or "NPLs") in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.
We face risks related to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the changes in market conditions and regulatory changes worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, and might cause the price of our common stock on the Nasdaq Capital Market to decline.
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
Greece has experienced a macroeconomic downturn the recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Our Manager's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk (one of our Managers) pay to the Greek government new taxes or other fees. We and our Manager also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and our Manager's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and our Manager may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

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
We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.
All of our thirteen vessels are currently employed on time charter contracts. The time charters for all of our vessels are scheduled to expire during 2017, with the exception of one vessel that expires within the first quarter of 2018 and one that expires in February 2020. As of March 1 2017, the containership charter rates for vessels like ours remain low by historical standards while the drybulk rates have started improving but they could fall down again. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not hold or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.
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
Company Risk Factors
We depend entirely on Eurobulk and Eurobulk FE to manage and charter our fleet, which may adversely affect our operations if Eurobulk or Eurobulk FE fail to perform their obligations.
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
As of March 31, 2017, Friends Investment Company Inc., or Friends, our largest shareholder and an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 29.1% of the outstanding shares of our common stock and unvested incentive award shares, representing 25.4% of total voting power (after accounting for the voting rights of our Series B Preferred Shares). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of March 31, 2017, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 18.4% and 4.2%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.
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
Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for Euromar, our joint venture entity established with companies managed by Eton Park and affiliates of Rhône, and six vessels that are not owned by either Euroseas or Euromar, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.
Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.
Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers and containerships vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.
As part of our Joint Venture, Euroseas and certain affiliates have made with Euromar certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.
As part of our Joint Venture, Euroseas and certain affiliates have made certain arrangements with Euromar with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates.  For example, under certain circumstances, Euroseas may be prevented from selling a vessel if Euromar elects to sell a similar vessel and/or Euroseas may be prevented from chartering a vessel to a third party if Euromar elects to charter a similar vessel to such third party.  As a result of these arrangements, we may be unable to take advantage of favorable opportunities in the market with respect to the vessels in our fleet.

Our officers do not devote all of their time to our business.
Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. In addition, on March 25, 2010, we entered into the Joint Venture to form Euromar.  Our Chief Executive Officer and Chief Financial Officer are on the board of Euromar and Euroseas and have each agreed to provide certain management services to Euromar.  Our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore our officers may spend a material portion of their time providing services to Euromar.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.
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
In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures, including for the vessel we recently decided to proceed with its construction, would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.
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
Furthermore, during periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. When vessel prices are low, charter rates are also low, resulting in our liquidity potentially being low too, and any vessel acquisition might require additional investment to cover shortfalls from operations until rates recover; consequently, we may lack the resources to expand our fleet at the most opportune times. In addition, growing any business by acquisition – especially if acquiring entire companies – presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) maintaining and obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, (3) integrating newly acquired operations into existing infrastructures and (4) identifying new and profitable charter opportunities for vessels and complying with new loan covenants. We have not identified further expansion opportunities at this time, and the nature and timing of any such expansion is uncertain. We may not be successful in executing our growth plans, and we are not certain that we will not incur significant expenses and losses in connection with the execution of those growth plans.
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
To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2016, we had total bank debt of approximately $50.36 million. Our debt repayment schedule as of December 31, 2016 required us to repay $22.0 million of debt during the next two years, including a loan from a related party. As of March 31, 2017, we repaid $2.93 million of our total debt (including a loan from a related party) and drew one new loan facility increasing our total debt to $60.29 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.
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
Our Managers' current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Managers to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Managers may not be able to continue to hire suitable employees as we expand our fleet. If our Managers' affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.
We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. We expect to take delivery of one drybulk newbuilding vessel in 2018. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of our drybulk newbuilding vessel, or any other vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects.
We may have difficulty properly managing our planned growth through acquisitions of our newbuilds and additional vessels.
We intend to grow our business through the acquisition of newbuilding vessels or selective acquisitions of additional vessels. Our future growth will primarily depend on our ability to locate and acquire suitable additional vessels, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.
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
In addition, we may seek to terminate the newbuilding contract for the construction of a kamsarmax drybulk vessel due to market conditions, financing limitations or other reasons. The outcome of contract termination negotiations may require us to forego deposits on construction and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated newbuilding contract, we would need to provide an acceptable substitute vessel to the charterer to avoid breaching our charter agreement if the charter agreement does not prevent substitution of the vessel or if a substitute vessel is unavailable from our fleet.

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
As of March 31, 2017, all of the vessels in our fleet are employed under time charters with remaining terms ranging from less than one month to 34 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts or voyage charters represents approximately 53% of our vessel capacity in the remainder of 2017 and 8% of our capacity in 2018.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that as of March 1, 2017 all of our vessels are currently employed (except one still under construction), we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.
We or our Managers may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
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
The operation of drybulk carriers and containerships has certain unique operational risks which could affect our business, financial condition, results of operations and ability to pay dividends.
The operation of certain ship types, such as drybulk carriers and containerships, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.
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
Purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings. The aging of our fleet may result in increased operating costs in the future, which could adversely affect our results of operations.
Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 1, 2017, the vessels in our fleet had an average age of approximately 16.08 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of March 1, 2017, six of our vessels are over 18 years of age.
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
As of March 1, 2017, the vessels in our fleet had an average age of approximately 16.08 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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
We enter into, among other things, charter-party agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.
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
Our vessels are exposed to operational risks, including terrorism, cyber-terrorism and piracy that may not be adequately covered by our insurance.
The operation of any vessel includes risks such as weather conditions, mechanical failure, collision, fire, contact with floating objects, cargo or property loss or damage and business interruption due to political circumstances in countries, piracy, terrorist and cyber-terrorist attacks, armed hostilities and labor strikes. Such occurrences could result in death or injury to persons, loss, damage or destruction of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates and damage to our reputation and customer relationships generally.
In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea, the Gulf of Aden and parts of the Indian Ocean and West Africa. Although some sources report there was a drop in the number of piracy incidents in 2016. If these attacks and other disruptions result in areas where our vessels are deployed being characterized by insurers as "war risk" zones or Joint War Committee "war, strikes, terrorism and related perils" listed areas, as parts of the Indian Ocean currently are, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult or impossible to obtain. In addition, there is always the possibility of a marine disaster, including oil spills and other environmental damage. Although our vessels carry a relatively small amount of oil used for fuel ("bunkers"), a spill of oil from one of our vessels or losses as a result of fire or explosion could be catastrophic under certain circumstances.

We may not be adequately insured against all risks, and our insurers may not pay particular claims. With respect to war risks insurance, which we usually obtain for certain of our vessels making port calls in designated war zone areas, such insurance may not be obtained prior to one of our vessels entering into an actual war zone, which could result in that vessel not being insured. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to maintain or obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss. If the damages from a catastrophic oil spill or other marine disaster exceeded our insurance coverage, the payment of those damages could have a material adverse effect on our business and could possibly result in our insolvency.
Recent action by the IMO's Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time. We do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.
In general, we do not carry loss of hire insurance. Occasionally, we may decide to carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.
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
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008, Paris on November 13, 2015, Brussels on March 22, 2016, Nice on July 14, 2016, Berlin and Istanbul on December 31, 2016 amongst others, and continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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
We generate all our revenues in U.S. dollars, but we incur approximately 35% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2016 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.
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
We have historically derived a significant part of our revenues from a small number of charterers. During 2016, approximately 73% of our revenues derived from our top five charterers. During 2015 and 2014, approximately 59% and 52%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.
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
We are subject to United States federal income tax on United States source income, which may reduce our earnings.
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
We did not qualify for this statutory tax exemption under Section 883 of the Code for the 2016 taxable year, although we may be able to qualify for this exemption in future taxable years.
Since we and our subsidiaries are not entitled to the exemption under Section 883 of the Code for the 2016 taxable year, we and our subsidiaries are subject to an effective 2% United States federal income tax on the shipping income we derived during 2016 that is attributable to the transport of cargoes to or from the United States. We estimate the amount of this tax to be approximately $28,475 for the 2016 taxable year.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties, and an adverse effect on our business.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted. In December 2014, we received such a notice as our share price traded below $1.00 for more than 30 consecutive days, and in July 2015 we effected a 1-for-10 reverse stock split to comply with the minimum share price requirement.
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
On January 27, 2014 we entered into an agreement to sell 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  In addition, on March 11, 2014 we entered into an agreement to sell 11,164,868 shares of our common stock in a private placement to 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, two funds for which 12 West Capital Management LP is the investment manager. Pursuant to a registration rights agreement between us and TCP and 12 West Capital Management LP, we filed a registration statement registering for resale all of the common shares owned by them (in case of the Series B Preferred Shares, the common shares issuable upon conversion of the Series B Preferred Shares), which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), if such shares are sold under the registration statement. On December 29, 2016 we sold 719,425 shares of our common stock to Friends for total proceeds of $1,000,000. Further, on December 23, 2016 we issued 900,000 shares of our common stock to two funds managed by TCP in order to purchase the M/V RT Dagr. We entered into a registration obligation agreement requiring us to register under the Securities Act the 900,000 shares sold to the funds managed by TCP, and such shares will become freely tradable without restriction under the Securities Act if they are sold under the registration statement that we intend to file. Finally, we have filed with the SEC two prospectus supplements under which we may issue and sell, in an at-the-market ("ATM") offering, shares of our common stock having an aggregate offering price of up to $10 million. From December 21, 2016 through January 26, 2017, we issued and sold 1,280,627 shares of our common stock through the ATM offering for net proceeds of approximately $2.7 million, leaving approximately $7.20 million available for sale through the ATM offering.
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
Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of March 31, 2017, our fleet consisted of seven containerships and six drybulk carriers (comprised of three Panamax drybulk carriers, one Handymax drybulk carrier, one Kamsarmax and one Ultramax drybulk carrier). The total cargo carrying capacity of the seven containerships is 162,672 dwt and 11,525 teu and of the six drybulk carriers is 417,753 dwt. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  Since June 2005, we have purchased twenty three vessels and ordered four newbuildings, of which we took delivery of one in February 2016 and one in January 2017 while cancelling one and expect to take delivery of the remaining one in 2018, and sold four vessels in 2009, one in 2012, two in 2013, three in 2015, two in 2016 and two in 2017.
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

We raised approximately $43.3 million, $73.0 million and $93.6 million in net proceeds on February 5, 2007, July 5, 2007 and November 9, 2007, respectively, from three follow-on common stock offerings.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.  On June 22, 2012, we raised approximately $14.9 million in net proceeds from a shareholders' rights offering of common stock. On January 27, 2014 we raised approximately $29 million from the sale of 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, and on March 14, 2014 we raised approximately $14.4 million from the sale of 1,116,487 shares of common stock (adjusted for the 1-for-10 reverse split of our common stock effected on July 23, 2015) to funds managed by 12 West Capital Management LP. On September 17, 2015, our shareholders subscribed for 2,343,335 shares of common stock at a price of $4.50 per share, for gross proceeds of $10.55 million. In December 2016, we drew, from a company affiliated with our CEO, a loan of $2.0 million to finance working capital needs. This loan was repaid in full on February 28, 2017.  On December 2016, we issued 900,000 shares for the acquisition of M/V RT Dagr and raised $1.00 million by selling 719,425 shares of our common stock in a private placement to our largest shareholder, Friends. From December 27, 2016 through January 26, 2017, we issued and sold 1,280,627 shares of our common stock through our ATM offering resulting in approximately $2.7 million in net proceeds.
Our common shares traded under the symbol ESEA on the Nasdaq Global Market beginning January 31, 2007 and on the Nasdaq Global Select Market beginning January 1, 2008, and since June 26, 2015 have traded on the Nasdaq Capital Market.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.
B.	Business Overview
Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; and (ii) containerships that transport container boxes providing scheduled service between ports.  Please see information in the section "Our Fleet", below. During  2012, 2013, 2014, 2015 and 2016 we had a fleet utilization of  95.6%, 95.7%, 97.7%, 93.3% and 95.5%, respectively, our vessels achieved daily time charter equivalent rates of $10,155, $7,924, $7,534, $7,570 and $7,331, respectively, and we generated revenues of  $54.92 million, $40.85 million, $42.59 million, $39.66 million and $29.79 million respectively.
Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in drybulk and containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliates, Eurobulk and Eurobulk FE. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate drybulk and containership vessels of any age.

Our Fleet
As of March 31, 2017, the profile and deployment of our fleet is the following:
Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC until Jan-20 +1 year in charterer's option	$14,100 Option @ $14,350
EIRINI P	Panamax	76,466		2004	TC until Jan-18	Hire 104% of Average BPI 4TC(1)
PANTELIS	Panamax	74,020		2000	TC until Jun-17	$8,850
TASOS	Panamax	75,100		2000	TC until Apr-17	$6,950
MONICA P	Handymax	46,667		1998	TC until Apr-17	$4,500
ALEXANDROS P	Ultramax	63,500		2017	TC until Aug-17	114% of BSI(2)
Hull No YZJ 1153	Ultramax	82,000		2018(**)	-	-
Total Dry Bulk Vessels	7	499,753
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Feeder	34,677	2,556	2001	TC until Jan-18	$11,000
AGGELIKI P	Feeder	30,360	2,008	1998	TC until Aug-17	$6,000
JOANNA	Feeder	22,301	1,732	1999	TC until Jul-17	$6,450
MANOLIS P	Feeder	20,346	1,452	1995	TC until Sep-17	$6,000
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Jul-17	$6,500
NINOS	Feeder	18,253	1,169	1990	TC until Apr-17	$7,000
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until May-17	$7,000
Total Container Carriers	7	162,672	11,525
Fleet Grand Total	14	662,425	11,525
(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(**)	For newbuilding contracts, the information represents the expected year of delivery.
(1)	Denotes the Baltic Panamax Index
(2)	Denotes the Baltic Supramax Index

We plan to expand our fleet by investing in vessels in the drybulk and containership markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of March 31, 2017, all of our containerships and bulkers are employed under time charters or voyage charter contracts.
As of March 31, 2017, approximately 53% of our ship capacity days in the remainder of 2017 and approximately 8% of our ship capacity days in 2018 are under contract.

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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2015 and 2016, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
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
Name	Capacity	Purchase Date	Carrying Value as of December 31, 2015		Carrying Value as of December 31, 2016
Dry Bulk Vessels	(dwt)		(million USD)		(million USD)
PANTELIS	74,020	Jul-2009	$17.1	(1)	$15.48	(2)
EIRINI P	76,466	May-2014	$19.33	(1)	$18.09	(2)
MONICA P	46,667	Jan-2009	$10.22	(1)	$9.08	(2)
XENIA	82,000	Feb-2016	-		$30.87	(2)
Total Dry Bulk Vessels	279,153		$46.65		$73.52
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$11.35		$10.53	(2)
AGGELIKI P	2,008	Jun-2010	$6.37	(1)	$5.81	(2)
MANOLIS P	1,452	Apr-2007	$3.1		$2.77	(2)
NINOS	1,169	Feb-2001	$1.51		$1.51
JOANNA	1,732	Jul-2013	$5.01		$4.61	(2)
KUO HSIUNG	1,169	May-2002	$2.21		$1.95
RT DAGR	1,645	Dec-2016	-		$1.80
AEGEAN EXPRESS	1,439	Sep-2016	-		$3.08	(2)
Total Container Carriers	13,170		$29.55		$32.06
Fleet Total			$76.2		$105.58
(1) Indicates container and drybulk vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2015.  We believe that the aggregate carrying value of these vessels, assessed separately, of $53.02 million as of December 31, 2015 exceeds their aggregate basic charter-free market value of approximately $24.0 million by approximately $29.02 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2015 were recoverable.
(2) Indicates container and drybulk vessels for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2016.  We believe that the aggregate carrying value of these vessels, assessed separately, of $100.32 million as of December 31, 2016 exceeds their aggregate basic charter-free market value of approximately $53.40 million by approximately $46.92 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2016 were recoverable.
We note that all of our drybulk vessels and all of our container vessels are currently employed under time charter contracts of durations from less than one to 34 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".
Please refer to page F-48 of the Notes to our financial statements (Note 20) for recent corporate developments.
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
During 2014, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up including the 5% volume discount.  The management fee is adjusted annually for Greek inflation every January 1st. There was no adjustment for inflation from January 1, 2014, to January 2017 and, hence, we continue to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.  In absence of the "volume discount", the daily management fee is 720 Euros per vessel per day in operation and 360 Euros per vessel per day in lay-up.

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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 16.15 years on March 31, 2017 during 2016, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $5,883 per day for the year ended December 31, 2016. We consider this amount to be among the lowest of the publicly listed drybulk or containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2016, our operational fleet utilization was 99.8%, up from 99.4% in 2015, while our commercial utilization rate increased from 93.9% in 2015 to 95.7% in 2016. Our total fleet utilization rate in 2016 was 95.5%.

•
Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk, Eurobulk FE and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk and Eurobulk FE, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk, Eurobulk FE and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. During 2014, we ordered or acquired the contracts of four drybulk carrier newbuildings and acquired one secondhand drybulk carrier. During 2015 we sold three of our containerships. Within 2016 we took delivery of one newbuilding drybulk carrier and acquired another two secondhand containerships. In January 2017, we took delivery of one secondhand and one newbuilding drybulk carrier and sold one drybulk carrier and one containership. In addition, in March 2017, we signed an addendum to our newbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd. to proceed with the construction of an 82,000 DWT bulk carrier.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use forward freight agreements ("FFA" or "FFAs") – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2017, on the basis of our existing time charters, approximately 53% of our vessel capacity in the remainder of 2017 and approximately 8% in 2018 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability us to make principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2016 calls for a reduction of more than 42% of our debt by the end of 2018 and an additional reduction of about 38% by the end of 2019 for a total of 80% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

Our Customers
Our major charterer customers during the last three years include Maersk Lines, Klaveness (Baumarine and Bulkhandling shipping pools), Cargill, Noble, Sun Express, Orient Express Lines, Yang Ming Lines, CMA-CGM, Gold Star Line, MSC and Sinochart amongst others. We are a relationship driven company, and our top five customers in 2016 include three of our top five customers from 2015 and 2014 (GSS, Klaveness, CMA-CGM, Norden and MSC). Our top five customers accounted for approximately 73% of our revenues in 2016, 59% of our revenues in 2015 and 52% of our revenues in 2014. In 2016, CMA, GSS, MSC, Klaveness and Norden accounted for 13.5%, 21.6%, 16.0%, 14.7% and 7.2% of our revenues, respectively. In 2015, CMA, GSS, MSC, Quadra and Norden accounted for 17.7%, 16.1%, 12.9%, 7.1% and 5.2% of our revenues, respectively. In 2014, CMA, MSC, GSL, Noble and Cargill accounted for 12.6%, 10.6%, 10.3%, 10.3% and 8.1% of our revenues. As of December 31, 2016, we do not have any material trade receivable from any of our customers that accounted for more than 10% of the customer's revenues during 2016. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.
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
Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twelve foot equivalent unit ("teu") capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.
Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools). Through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sectors. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Partners Inc. (NYSE: NMM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB), Globus Maritime Limited (NASDAQ: GLBS), Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Diana Containerships Inc. (NYSE: DCIX).
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
Environmental Regulation – International Maritime Organization
The IMO has adopted MARPOL.  MARPOL entered into force on October 2, 1983.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.  MARPOL sets forth pollution-prevention requirements applicable to drybulk carriers, among other vessels, and is divided into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.  Annex VI was separately adopted by the IMO in September 1997.

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
The IMO's Marine Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%).  On October 27, 2016 at its 70th session MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025. By 2020 ships will now have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.
Sulfur content standards are even stricter within certain Emission Control Areas, ECAs.  As of January 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the U.S., Canada and the Hawaiian Islands were also designated as an ECA. Applicable areas of the U.S. Caribbean Sea were designated as an ECA effective January 1, 2014.  This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Mandatory energy efficiency standards for new ships, and mandatory operational measures to reduce emission from existing ships, entered into force in 2013, as amendments to MARPOL Annex VI. Under those measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. This included the requirements that all new ships utilize the Energy Efficiency Design Index, EEDI, and all ships use the Ship Energy Efficiency Management Plan, SEEMP. We believe that all our vessels are currently compliant in all material respects with these regulations. These requirements could cause us to incur additional compliance costs.
If further ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency, EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide, effective January 1, 2021.  It is expected that these areas will be formally designated after draft amendments are presented at MEPC's next session. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx), standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.

Safety Management System Requirements
IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The May 2012 SOLAS amendments that relate to the safe manning of vessels entered into force on January 1, 2014.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.  May 2013 SOLAS amendments regarding emergency training and drills entered into force as of January 1, 2015. The Convention on Limitation of Liability for Maritime Claims of 1976 as amended (LLMC) was recently amended and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.
The operation of our ships is also affected by the requirements set forth in the ISM Code, as discussed previously.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, the BWM Convention, in February 2004. The BWM Convention's  implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM convention will enter into force on September 8, 2017.  Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason,on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels constructed before the entry into force date "existing vessels" and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the convention. On October 27, 2016, MEPC adopted updated "guidelines for approval of ballast water management systems (G8)." G8 updates previous guidelines concerning procedures to approve BWMS, including mid-ocean ballast exchange or ballast water treatment requirements. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.
The IMO has also adopted the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions.  The 1992 Protocol changed certain limits on liability expressed using the International Monetary Fund currency unit, the Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
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
Environmental Regulation – The United States Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act
OPA established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the U.S. Coast Guard, USCG, adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels (e.g. drybulk) to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on February 24, 2014, the U.S. Bureau of Ocean Energy Management, BOEM, proposed a rule increasing the limits of liability of damages for off-shore facilities under OPA based on inflation. This rule became effective in January 2015. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.  In April 2015, it was announced that new regulations are expected to be imposed in the U.S. regarding offshore oil and gas drilling and the U.S. Bureau of Safety and Environmental Enforcement, BSEE, announced a new Well Control Rule in April 2016. In December 2015, the BSEE announced a new pilot inspection program for offshore facilities. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
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
The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.
The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, VGP.  For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, NOI, at least 30 days before the vessel operates in U.S. waters.  On March 28, 2013, the EPA re-issued the VGP for another five years.  This VGP took effect on December 19, 2013.  The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants.
USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  As of June 21, 2012, the USCG implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The USCG must approve any technology before it is placed on a vessel.
As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. However, it was not until December 2016 the USCG first approved said technology. The USCG previously provided waivers to the vessels that could not install the as-yet unapproved technology and vessels now requiring a waiver will need to show why they cannot install the approved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.
It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. In the fall of 2016, sources reported that the EPA indicated it was working on a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.  All our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016.
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
European Union Regulations
In October 2009, the EU amended a previously adopted directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The EU also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, UNFCCC, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, which set emission reduction targets through 2012 and has been extended with new targets through 2020 pending negotiation of a new climate change treaty that would take effect in 2020. Restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from ships.

In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. In June 2013 the European Commission developed a strategy to integrate maritime emissions into the overall EU Strategy to reduced greenhouse gas emissions. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period, from 2013 to 2020.  In December 2013 the EU environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.
In the U.S., the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. Although the mobile source emission regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering petitions from the California Attorney General and various environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress. Moreover, in the U.S. individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emissions and, in the end of 2016, signaled it may take additional action regarding climate change. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments.
Any passage of climate change legislation or other regulatory initiatives by the EU, U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels that we cannot predict with certainty at this time. Even in the absence of climate control legislation and regulations, our businesses may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.
International Labour Organization
The International Labour Organization,ILO, is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 would enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 entered into force on August 20, 2013.  Amendments to MLC 2006 were adopted in 2014 and 2016. The ratification of MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the U.S., there have been a variety of initiatives intended to enhance vessel security such as the Maritime Transportation Security Act of 2002, or MTSA. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or the ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state.  The following are among the various requirements, some of which are found in SOLAS:
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
Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our vessels are in compliance with the various security measures addressed by the MTSA, SOLAS and the ISPS Code. We do not believe these additional requirements will have a material financial impact on our operations.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies,the IACS. In December 2013, IACS adopted new harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.

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
The following table lists the drydocking or special survey for the vessels in our current fleet.
Vessel	Next	Type

JOANNA	September 2017	Drydocking
EIRINI P	June 2017	Drydocking
TASOS	January 2018	Drydocking
AEGEAN EXPRESS	October 2017	Special Survey
AGGELIKI P.	October 2017	Special Survey
PANTELIS	February 2018	Drydocking
MANOLIS P	July 2018	Drydocking
EVRIDIKI	May 2019	Drydocking
MONICA P	April 2018	Special Survey
NINOS.	July 2018	Drydocking
KUO HSIUNG	November 2019	Drydocking
XENIA	February 2021	Special Survey
ALEXANDROS P	January 2022	Special Survey

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

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years.  Some of our vessels may participate in shipping pools, or, in some cases in contracts of affreightment. We may also use FFA contracts to provide partial coverage for our drybulk vessels – as a substitute for time charters – in order to increase the predictability of our revenues.
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
Results from Operations
Year ended December 31, 2016 compared to year ended December 31, 2015
Voyage revenues. Voyage revenues for 2016 amounted to $29.79 million, decreasing by 24.9% compared to the year ended December 31, 2015 during which voyage revenues amounted to $39.66 million. In 2016, we operated an average of 11.52 vessels, a 21.8% decrease over the average of 14.74 vessels we operated during the same period in 2015. In the year 2016 our fleet had 3,887 voyage days earning revenue as compared to 4,933 voyage days earning revenue in 2015.  While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,331 per day per vessel in 2016 compared to a TCE rate of $7,570 per day per vessel in 2015, a decrease of 3.2%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements ), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.

Commissions. We paid a total of $1.60 million in charter commissions for the year ended December 31, 2016, representing 5.39% of charter revenues. This represents a decrease over the year ended December 31, 2015, where commissions paid were $2.22 million, representing 5.59% of voyage revenues.
Voyage expenses. Voyage expenses for the year were $1.29 million and relate to expenses for certain voyage charters. For the year ended December 31, 2015, voyage expenses amounted to $2.31 million. Because our vessels are generally chartered under time charter contracts, voyage expenses usually represent a small fraction (4.3% and 5.8% in each of 2016 and 2015, respectively) of voyage revenues.  Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $18.16 million in 2016 compared to $25.2 million in 2015.  Daily vessel operating expenses per vessel amounted to $4,306 per day in 2016 versus $4,685 per day in 2015 a decrease of 8.1%.
Management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2016, Eurobulk charged us 685 Euros per day per vessel totalling $3.18 million for the year, or $754 per day per vessel. During 2015, Eurobulk charged us 685 Euros per day per vessel totalling $4.15 million for the year, or $772 per day per vessel. The decrease in the total amount of U.S. dollars paid within 2016 is due to the lower exchange rates of the Euro (€) with respect to the U.S. dollar compared to the previous year and the lower number of vessels operated within the year 2016 compared to the previous year.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2016, we had a total of $3.47 million of general and administrative expenses as compared to $3.33 million in 2015.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2016, we had three vessels undergoing drydocking for a total of $2.2 million.  During 2015, we had three vessels undergoing drydocking for a total of $1.91 million.
Vessel depreciation. Vessel depreciation for 2016 was $8.8 million. Comparatively, vessel depreciation for 2015 amounted to $11.0 million. Vessel depreciation in 2016 was lower compared to 2015 due to the lower number of vessels operated in the year 2016.
Impairment loss and loss on write-down of vessel held for sale. The Company recorded a loss on write-down of a vessel held for sale of $5.92 million in 2016. This amount was booked in order to reduce the carrying value of one dry-bulk vessel (M/V "Eleni P") held for sale as of December 31, 2016 to its fair value, the value that it was actually sold. The Company recorded a loss on write-down of vessel held for sale (M/V "Aristeides NP") of $1.64 million in 2015. This amount was booked in order to reduce the carrying value of one dry-bulk vessel held for sale as of December 31, 2015 to its fair value, the value that it was actually sold.
Loss on termination and impairment of newbuilding contracts.  We recorded a $3.25 million loss on termination of the two Ultramax newbuilding contracts and a $3.85 million impairment charge on the Kamsarmax newbuilding contract based on the probability of terminating the contract at the time given the significantly above-market price of the contract; subsequent to year end, we negotiated a lower price for the newbuilding contract and decided to proceed with the construction of the vessel.
Interest and other financing costs. Interest expense and other financing costs for the year were $2.53 million. Comparatively, during the same period in 2015, interest and other financing costs amounted to $1.49 million. Interest incurred and loan fees were higher in 2016 due to the higher average outstanding debt during the year as compared to 2015.

Derivatives losses. In 2016, we had a realized loss of $0.13 million from the net interest settlement on our interest rate swap contracts that we entered into January 2011, September 2013 and October 2014 and an unrealized gain of $0.01 million from the mark to market valuation on the same interest rate swaps compared to a realized loss of $0.31 million and unrealized gain of $0.05 million in 2015. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates.
Equity Loss in Joint Venture. In 2016, we recognized a $2.44 million loss in our share in Euromar, compared to a $2.16 million loss in 2015. We own a 14.286% interest in Euromar.
Impairment in Joint Venture. In 2016, the Company recorded an impairment of $14.07 million on its investment in Euromar reducing the carrying value of the investment to zero, due to persisting depressed market environment and amended loan agreements based on which the Company concluded that its investment in Euromar was impaired and that the impairment was other than temporary.
Other Income. In 2016, we recognized $1.02 million income from accrued dividends relating to $5.00 million of funds we have made available to Euromar, $4.00 million of which remain in an escrow account and are available to be invested in Euromar if called by our partners in good faith, and the $1.00 million of such funds contributed to Euromar in 2014 in the form of Preferred Units. These funds accrue dividends in Preferred Units of Euromar. The amount of Other Income from accrued dividends in 2015 was $1.21 million. In December 2016, we determined that it was unlikely to recover any investment in Preferred Units of Euromar and recorded an impairment of $4.42 million representing the entire value of Preferred Units; we also stopped recognizing any additional accrued dividends. As of December 31, 2016, our Other Investment is shown in our Consolidated balance sheet at $4.00 million which represents the funds in the escrow account.
Dividend Series B Preferred Shares. The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2016, the Company declared and paid in kind dividends of $1.73 million. In 2015, the Company declared and paid in kind dividends of $1.64 million.
Net loss. As a result of the above, net loss for the year ended December 31, 2016 was $45.95 million compared to net loss of $15.69 million for the year ended December 31, 2015.
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
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2015, we had a total of $3.33 million of general and administrative expenses as compared to $3.51 million in 2014.
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

Other Income. In 2015, we recognized $1.21 million income from accrued dividends relating to $4.00 million we have deposited in an escrow account which is available to be invested in Euromar if called by our partners in Euromar in good faith and the $1.00 million of such funds contributed to Euromar in 2014. These funds accrue dividends in preferred units of Euromar. The amount of other income on accrued dividends in 2014 was $0.99 million.
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

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, typically a 10-year to 15-year average to include complete cycles, from year three onwards. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment test exercise is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for the effective fleet utilization rate, estimated scrap values, future drydocking costs and probabilities of sale for each vessel.  Our estimates for the time charter rates are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, have been based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2016 identified nine of our vessels with indication for impairment.  For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10% without registering impairment indication.
There can be no assurance as to how long term charter rates and vessel values will remain at their currently low levels or whether they will improve by any significant degree. Charter rates may remain at depressed levels for some time which could adversely affect our revenue and profitability, and future assessments of vessel impairment. However, subsequent to year end, drybulk rates have moved up while containership rates also increased but by a lower amount. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is still depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.
For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".
For the nine vessels which had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period for each of the vessels is presented below:
Vessel	Charter Rate as of 12/31/2016	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2017)	Rate Year 2 (2018)	Rate Year 3+ (2019+)	Breakeven Rate (USD/day)
Joanna*	-	3	7.5	6,243	6,243	11,382	7,723
Aggeliki	6,000	7	6.5	6,438	6,438	12,088	8,736
Manolis P	6,800	2	3.5	5,717	5,717	10,423	6,821
Monica P	11,400	1	6.5	6,638	6,638	16,868	10,297
Eirini P**	0	0	12.5	8,691	8,691	21,603	11,304
Xenia	14,100	36	24.5	8,774	8,774	21,811	9,244
Pantelis	5,850	1.5	8.5	8,440	8,440	20,980	11,975
Evridiki	11,000	13	9.5	6,845	6,845	15,285	9,403
Aegean Express	6,300	2	5.5	5,687	5,687	10,368	7,324
(*) The vessel was idle, under cold lay-up until March 14, 2017; it was subsequently chartered for $6,450 for four to six months.
(**) This vessel is chartered at a market index linked rate.

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
For the years ended December 31, 2014, 2015 and 2016, we recorded a loss of $2.54 million, $2.16 million and $2.44 million, respectively, being our share of the equity pick up. In addition, in June 2016, we determined that our investment in Euromar was impaired and recorded an impairment charge of $14.00 million; an additional $71,075 was recorded in December 2016. The main judgements required in the assessing the impairment of our investment in Euromar included earnings and operating cost assumptions for each vessel, the cost of capital as well as assumptions about the rest of expenses and liabilities of Euromar. We used the Discounted Cash Flow technique to calculate the fair value of our equity investment in Euromar and determine the amount of the impairment. On December 31, 2016, our total $25.0 million investment in the Joint Venture was recorded at zero value reflecting the accumulated losses and impairment charges recorded up to December 31, 2016.
Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this annual report.
B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, such as our on going at-the-market ("ATM") offering (under our filed prospectuses about $7.20 million of our stock are still available for sale), and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2017 and beyond.
Cash Flows
As of December 31, 2016, we had a working capital deficit of $0.73 million and have been incurring losses. Our cash balance amounted to $3.21 million and cash in restricted and retention accounts amounted to $6.14 million as of December 31, 2016.  Within January 2017, we received net proceeds of $0.83 million from the sale of two vessels and the acquisition of two other vessels while we drew a mortgage of $10.86 million against our newly delivered vessel M/V "Alexandros P", which provided us with unrestricted funds of $9.46 million after a $1.40 million increase in restricted funds. In March 2017, we decided to proceed with the construction of a Kamsarmax newbuilding vessel, for which three payments of $2.25 million each are to be made before the delivery of the vessel, two of which are payable in 2017 and one is payable at the earliest in March 2018 (the first payment is payable with the confirmation of the order; the remaining two payments are guaranteed by us).

We intend to fund our working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing, proceeds from our on going ATM offering and other equity offerings. In the unlikely event that these are not sufficient we may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the newbuilding contract itself, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our net deficit from cash flows used in operating activities for 2016 was $0.83 million as compared to a cash flow deficit from operating activities of $2.03 million in 2015 and cash flow deficit from operating activities of $0.73 million in 2014. The deficit is primarily due to the low rates our vessels earned on average during 2014, 2015 and 2016. This represents the net amount of cash, after expenses paid, generated by chartering our vessels. Eurobulk, on our behalf, collects our chartering revenues and pays our chartering expenses. Our net loss for 2016 was $44.22 million, which was offset by $8.79 million of vessel depreciation, $20.94 million of equity loss and impairment of investment loss in Euromar our joint venture, $7.05 million from a loss on termination of newbuilding contracts and increased by $0.83 million from other operating assets and liabilities. In 2015, net cash flow deficit from operating activities was $2.03 million based on a net loss of $14.05 million, which was offset by $11.0 million of vessel depreciation, $1.64 million of impairment and write-downs on vessels held for sale losses and increased by $0.05 million unrealized gain on derivatives and further increased by $1.51 million from other operating assets and liabilities. In 2014, net cash flow from operating activities was $0.73 million based on a net loss of $17.92 million, which was offset by $12.14 million of vessel depreciation, $3.5 million of impairment loss and increased by $0.72 million of increase in operating assets and liabilities of which net $4.04 million was an increase in our operating cash flows from funds that were due to us by a related company.
Net cash from investing activities.
In 2016, we invested $27.33 million in advances for vessels under construction and acquisition and we decreased our restricted cash by $4.3 million and had about $4.2 million proceeds from sale of vessels. In 2015, we invested $16.63 million in advances for vessels under construction and we increased our restricted cash by $6.58 million due to increased minimum liquidity requirements of our loans, and had about $4.10 million released from retention accounts. Additionally we received from the sale of M/V "Tiger Bridge", M/V "Marinos" and M/V "Depsina P", $7.35 million and another $1.12 million advance deposit for the sale of the M/V "Aristides NP", which was held for sale as of December 31, 2015. In 2014, we invested $21.32 million for the acquisition of M/V "Eirini P", we also invested another $15.64 million in advances for vessels under construction and we increased our restricted cash by $0.30 million due to increased minimum liquidity requirements because of the acquisition of M/V "Eirini P" and had about $0.17 million released from retention accounts.
Net cash from financing activities.
In 2016, net cash provided by financing activities consisted of $3.17 million net proceeds from issuance of common stock for which we paid $0.08 million of offering expenses, $28.3 million proceeds from long term debt and $2.0 million proceeds from a related party loan. We paid $0.79 million loan arrangement fees and repaid loans of $18.46 million. In 2015, net cash used in financing activities consisted of $10.55 million net proceeds from issuance of common stock for which we paid $0.40 million of offering expenses, and $8.4 million proceeds from long term debt for which we paid $0.44 million loan arrangement fees and repaid loans of $22.14 million. In 2014, net cash provided by financing activities consisted of $14.55 million net proceeds from issuance of common stock and $29.55 million net proceeds from issuance of preferred shares, for which we paid $0.56 million of offering expenses, $23.3 million proceeds from long term debt for which we paid $0.3 million loan arrangement fees, we paid dividends of $0.01 million and repaid loans of $14.69 million.

Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of December 31, 2016, we had seven outstanding loans with a combined outstanding balance of $52.4 million. These loans have maturity dates between 2017 and 2023. Our long-term debt as of December 31, 2016 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2016 is provided in Note 9 of our attached financial statements. As of December 31, 2016, we were scheduled to repay approximately $7.7 million of the above debt based on our loans in 2017.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2016, we were not in default of any credit facility covenant.
Shelf registration
On December 19, 2016, the SEC declared effective our shelf registration statement on Form F-3 pursuant to which we registered common shares, preferred shares, debt securities, warrants and units up to a total dollar amount of $400,000,000 (about $2.80 million of which were used under our ATM offering), to be sold by the Company, as well as 5,723,375 common shares to be sold by certain selling shareholders.
Capital Expenditures
We make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.
In 2013, we entered into an agreement contributing $5.00 million into an escrow account to fund an additional capital commitment to Euromar for up to a five-year period in exchange for preferred units if such commitment is called.  The decision by Euromar to call the funds from escrow into Euromar itself is based on the joint approval of the other joint venture partners. The preferred units have a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment is not called, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount. In March 2014, $1.00 million of the escrow funds was called into Euromar in connection with a vessel acquisition (see below and Note 16 on page F-39 for impairment discussion of our investment in the Joint Venture and in the preferred units of Euromar). As of March 31, 2017, we have no remaining capital commitments to the Joint Venture.
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

According to the agreement between the Company and its joint venture partners in Euromar, they have the right to convert their Euromar interest into common shares of the Company either in part or in full. This conversion can take place only if at the time of such conversion the net asset market value of Euromar and the Company are both positive. As per the terms of the conversion agreement, the conversion ratio is based on the ratio of the net asset market values of the Company and Euromar, or the ratio of the Company's market value multiplied by 0.925 and the net asset market value of Euromar whichever is to the advantage of the Company.  No conversion can take place if any of the net asset market values of the Company or Euromar are negative. As a result of these arrangements, the Company believes that if it acquires Euromar as a result of conversion of Euromar interests into common stock of the Company, it will acquire Euromar with positive market value at conversion and the acquisition will not dilute the Company's shareholders. However, the Company believes that the net asset market value of Euromar as of December 31, 2016 was negative and remains negative to this day, and as a result Euromar cannot exercise its conversion right.
In the event of a consolidation, the Company's results of operations will be affected by the results of operations of Euromar as follows: revenues, operating expenses and interest expenses will increase by the corresponding amounts of Euromar and its net income or loss will be affected by the respective amounts of Euromar. Had Euromar become a consolidated subsidiary of the Company in 2016, the Company's revenues would have increased by $24.91 million, its operating expenses would have increased by $33.12 million and its net loss would have increased by $17.11 million. Furthermore, if Euromar were to become a wholly-owned subsidiary of the Company, it would increase the Company's total indebtedness, long term assets and book value. As of December 31, 2016, Euromar's total indebtedness stood at $99.85 million with scheduled repayments due in 2017 of $34.89 million and due in 2018 of $64.96 million, which have been classified as current due to covenant breaches. The average margin of Euromar's outstanding indebtedness as of December 31, 2016 is approximately 4.89% and the remaining tenor ranges from 0.67 to 1.3 years. Summary financial information for Euromar is provided in Note 16 of the financial statements (see page F-39 below).
In May 2014, we acquired a Panamax drybulk carrier for which we paid $21.32 million.  In January and May 2014, we ordered two Ultramax and two Kamsarmax drybulk carriers for which we have paid $15.64 million in 2014 and $17.01 million in 2015. In February 2016, we paid another $21.74 million after taking delivery of our drybulk carrier, M/V Xenia. In the second and third quarter of 2016, we cancelled both Ultramax vessels ordered due to excessive construction delays, however, in December 2016, we agreed with the shipyard to acquire one of the Ultramax vessels, Hull DY 160 (renamed "Alexandros P"), for a significantly lower price than in the original contract and in settlement of our outstanding claims against each other. The Company applied the construction deposits already paid for Hull DY160 and a sister vessel, Hull DY 161, and contributed another $0.59 million for a total of $16.9 million for the acquisition of the vessel before any delivery expenses. The vessel was delivered to the Company in January 2017.
In September 2016 we took delivery of the feeder Containership MV Aegean Express for a cost of $3.1 million. In November 2016, we signed a memorandum of agreement to purchase the M/V Capetan Tassos (renamed M/V Tasos), a Panamax size drybulk carrier of 75,100 dwt built in 2000 in Japan for approximately $4.4 million. The vessel was delivered to us in January 2017. In December 2016 we purchased the feeder containership RT Dagr by issuing 0.9 million shares of the Company's common stocks.
We currently have six vessels scheduled for drydocking over the next 12 months. Furthermore, in March 2017, we decided to proceed with our newbuilding contract for the construction of an 82,000 DWT bulk carrier under which we have to make payments of $4.50 million in 2017 and $18.00 million in 2018 (refer to section above "B. Liquidity and Capital Resources – Cash Flows" for a discussion of how we plan to cover our working capital requirements and capital commitments).
Dividends
In 2014, 2015 and 2016, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2014, the Company paid $13,050 of dividends that accrued before the fourth quarter of 2013 but were previously unpaid.
Within 2014, 2015 and 2016, the Company declared twelve consecutive quarterly dividends on its Series B Preferred Shares, amounting to $1.44 million in 2014, $1.64 million in 2015 and $1.73 million in 2016, all of which were paid in-kind.

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
The supply of drybulk carriers, containerships vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of March 1, 2017, the capacity of the fully cellular worldwide container vessel fleet was approximately 19.9 million teu with approximately 3.08 million teu, or, about 15.5% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of March 1, 2017, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 802.5 million dwt with 73.5 million dwt, or, about 9.2% of the present fleet capacity was on order.
The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 dry bulk rates increased, however, scraping activity remained strong, at close to 2015 levels. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35 year record.
We sold one of our laid-up vessels, Artemis, built in 1987 (a 22-year old vessel) for scrap at the end of 2009.  Higher containership scrapping rates have continued during 2012, 2013 and 2014 following the weakness of containership charter hire rates. The average scrapping age for containerships during 2014, 2015 and 2016 was 22, 23 and 19 years respectively, down from about 24 years up to 2012.  We sold another one of our vessels, Jonathan P, built in 1990 (a 22-year-old vessel) in March 2012, and we also sold for scrap two of our vessels, Anking and Irini (the latter a drybulk vessel) built in 1990 and 1988, respectively, in June and July 2013. In November 2015 we sold the containership Tiger Bridge (2,228 teu, built 1990) while in December 2015 we sold two containerships Despina P (1,932 teu, built 1990) and Marinos (1,599 teu, built 1993). Further, in January 2016 we sold our drybulk vessel Aristides NP (69,268 DWT, built 1993). In December 2016 we announced the sale for of our drybulk vessel Eleni P. (72,119 dwt, built 1997). In January 2017 we sold the containership RT Dagr (1,645 teu, built 1998). All these vessels were sold for scrap.
Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of March 31, 2017, approximately 53% of our ship capacity days in remainder of 2017 and approximately 8% of our ship capacity days in 2018, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters

E.	Off-balance Sheet Arrangements
As of December 31, 2016, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2016:
In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$52,356,915	$7,697,915	$34,128,000	$1,868,000	$8,663,000
Interest Payments (1)	$7,411,695	$2,560,242	$3,292,728	$1,045,576	$513,149
Vessel Management fees (2)	$7,008,957	$3,434,952	$3,574,005	---
Other Management fees (3)	$4,070,000	$2,000,000	$2,070,000	---	—
Total(4)	$70,847,567	$15,693,109	$43,064,733	$2,913,576	$9,176,149

(1)          Assuming the amortization of the loans as of December 31, 2016 described above, each loan's interest rate margin over LIBOR and average LIBOR rates of about 1.37%, 1.93%, 2.31%, 2.57%, 2.62% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2016. Also includes our obligation to make payments required as of December 31, 2016 under our interest rate swap agreements based on the same LIBOR forward rate assumptions (see Item 11).
(2)          Refers to our obligation for management fees under our Amended and Restated Master Management Agreement in effect as of January 1, 2016 and expires on January 1, 2019.  The management fees has been computed for 2017 based on the agreed rate of 685 Euros per day per vessel (approximately $728) and for 2018 we have assumed an increase in the rate of 3.5% for inflation. We assumed no changes in the US Dollar to Euro exchange rate (assumed at 1.06 USD/Euro) and a fleet of 13 vessels.
(3)          Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2017 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2019.
(4)          Does not include commitments related to our newbuilding contract for the construction of a Kamsarmax bulker. As of December 31, 2016, we had an option up to March 31, 2017 to terminate it without any additional penalty, hence as of December 31, 2016 we believe we had no capital commitments. In March 2017, we negotiated a reduction in the price of the newbuilding contract and decided to proceed with the construction of the vessel; we have contracted to pay $4.50 million in 2017 and $18.00 million in 2018 for total payments of $22.50 million.

G.          Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	57	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	56	CFO and Treasurer; Class A Director
Aristides P. Pittas	65	Vice Chairman; Class A Director
Stephania Karmiri	49	Secretary
Panagiotis Kyriakopoulos	56	Class B Director
George Skarvelis	56	Class B Director
George Taniskidis	56	Class C Director
Apostolos Tamvakakis	65	Class C Director (since June 25, 2013)
Tim Gravely	39	Series B Director (since January 31, 2014)

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
Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. He has also been a member of the Board of Managers of Euromar since its inception on March 25, 2010. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 25 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).
Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA , a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

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

Apostolos Tamvakakis has been a member of our Board of Directors since June 25, 2013. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Vice Chairman of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is Chairman of the BoD of AVIS, member of the Board of QUEST HOLDINGS and GEK TERNA S.A., Chairman of the Liquidations Committee of PQH Single Special  Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.
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
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2015 and 2016, under this Master Management Agreement, as amended, we paid Eurobulk $2,000,000 each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. As of January 1, 2017 this fee remained the same at $2,000,000.

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
On November 21, 2013, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2014, and the remainder vested on July 1, 2015. On November 3, 2014, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2015, and the remainder which vested on November 16, 2016. On November 6, 2015, the Board of Directors awarded 68,400 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2016, and the remainder will vest on July 1, 2017. On November 3rd 2016 the Board of Directors awarded 82,080 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 1, 2017, and the remainder will vest on November 1, 2018. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.
C.          Board Practices
The current term of our Class A directors expires in 2017, the term of our Class B directors expires in 2018 and the term of our Class C directors expires in 2019.
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
D.          Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2016, approximately 91 officers and 151 crew members served on board the vessels in our fleet.
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
Options
No options were granted during the fiscal year ended December 31, 2016. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2017 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner(1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of common Stock (14)	Number of Shares of Voting Series B Preferred Stock Beneficially Owne	Percent of Voting of Series B Preferred Shares (15)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities

Friends Investment Company Inc.(2)	3,252,807	29.1%	-	-		25.4%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	900,000	8.1%	29,269	81.4%	2,650,137	17.4%
Tennenbaum Opportunities Fund V, LLC (3, 4)	-	-	-	-	-	-
Family United Navigation Co.	390,000	3.5%	-	-	-	3.0%
Preferred Friends Investment Company Inc.(4)	-	-	6,673	18.6%	604,216	2.4%
Aristides J. Pittas(5)	25,245	*	-	-	-	*
George Skarvelis(6)	4,001	*	-	-	-	*
George Taniskidis(7)	3,476	*	-	-	-	*
Panagiotis Kyriakopoulos(8)	44,023	*	-	-	-	*
Aristides P. Pittas(9)	6,885	*	-	-	-	*
Anastasios Aslidis(10)	29,106	*	-	-	-	*
Apostolos Tamvakakis(11)	5,576	*	-	-	-	*
Timothy Gravely	-	*	-	-	-	*
Stephania Karmiri(12)	-	*	-	-	-	*
Symeon Pariaros(13)	4,936	*	-	-	-	*
All directors and officers and 5% owners as a group	4,666,055	41.7%	35,942	100%	3,254,353	59.1%
*	Indicates less than 1.0%.
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

(2)
Represents 3,252,807 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

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

(5)
Does not include 442,064 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,781 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 7,425 shares vesting on July 1, 2017, 8,910 shares vesting on November 16, 2017 and 8,910 shares vesting on November 16, 2018.

(6)	Includes 790 shares vesting on July 1, 2017, 948 shares vesting on November 16, 2017 and 948 shares vesting on November 16, 2018.
(7)
Does not include 15,564 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 175 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 790 shares vesting on July 1, 2017, 948 shares vesting on November 16, 2017 and 948 shares vesting on November 16, 2018.

(8)	Includes 790 shares vesting on July 1, 2017, 948 shares vesting on November 16, 2017 and 948 shares vesting on November 16, 2018.
(9)
Does not include 525,458 shares of common stock held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 85 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 2,025 shares vesting on July 1, 2017, 2,430 shares vesting on November 16, 2017 and 2,430 shares vesting on November 16, 2018.

(10)	Includes 5,040 shares vesting on July 1, 2017, 6,048 shares vesting on November 16, 2017 and 6,048 shares vesting on November 16, 2018.
(11)	Includes 790 shares vesting on July 1, 2017, 948 shares vesting on November 16, 2017 and 948 shares vesting on November 16, 2018.
(12)
Does not include 426 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(13)	Includes 790 shares vesting on July 1, 2017, 948 shares vesting on November 16, 2017 and 948 shares vesting on November 16, 2018.
(14)	Voting stock includes 116,280 unvested shares for a total of 11,177,892 issued and outstanding shares of the Company as of April 29, 2016.
(15)	Series B Preferred Shares vote on an as-converted basis weighted by 50%.

B.	Related Party Transactions
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
Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2014 and its term was extended until January 1, 2019. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Each new vessel we acquire in the future will enter into a separate management agreement either with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement, or, with Eurobulk FE with a rate and term coinciding with the rate and term of the Master Management Agreement. During 2016, under the Master Management Agreement, as amended, we paid Eurobulk a fixed cost of $2,000,000 annually, which is adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $726 based on $1.06/Euro exchange rate) also adjusted annually for inflation every January 1st (there was no inflation adjustment on January 1, 2016 or January 1, 2017 as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case since January 1, 2012 as the total number of vessels owned by us and the vessels owned by Euromar (and thus, partly owned by us) has been greater than 20. In absence of this discount, the cost per ship per day is 720 Euros, or about $763.  This cost is reduced by half (342.5 Euros per vessel per day, or 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. Eurobulk has received fees for management and executive compensation expenses of $6,894,559, $6,151,335 and $5,179,596 during, 2014, 2015, and 2016 respectively.
As of its delivery on February 25, 2016, the management of the newly delivered vessel, M/V "Xenia" is performed by Eurobulk FE, a corporation controlled by members of the Pittas family. The same stands for the vessel M/V "Alexandros P" delivered to the Company on January 16, 2017.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2016, Eurochart has received chartering and vessel sale commissions of $428,602 from us and vessel purchase commissions of $243,500 from the sellers of the vessels we acquired. Eurochart also receives 1% commission of the acquisition price from the seller of the vessel for the vessels we acquire.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company are affiliates to whom we paid a fee of about $60 per crew member per month and pay a commission on premium not exceeding 5%, respectively.
Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, all of which are our affiliates.

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
On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar LLC, or Euromar.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar will acquire, maintain, manage, operate and dispose of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provide management services to Euromar, Euroseas has granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates have granted Euromar certain rights of first refusal in respect of vessel acquisitions which have expired, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates. There have been one disposition of a Euromar vessel and six dispositions of Euroseas containerships vessel, all for scrap, which did not trigger any of the agreed arrangements. Regarding chartering opportunities, the arrangements the Company has with Euromar involve alternating between them in terms of whose vessel is considered first in case of a conflict (in the first conflict, Euromar's vessel was to be chartered first, in the second conflict the Company's and so on). No chartering conflict has arisen so far. In entering into the joint venture of Euromar, the Company's strategy was to establish partners who by co-investing with the Company will allow it to diversify its investment in more vessels and take part in investments requiring larger amounts of capital that the Company would be able to do on its own.  The arrangements regarding any chartering opportunities will be effective as long as Euromar has vessels managed by the Company.
On April 25, 2012, we amended the operating agreement of Euromar to extend the commitment period an additional year to March 25, 2013 and increase the maximum capital contributions owed by all members of Euromar to $245.0 million, of which the Company had committed an additional $10.0 million. In March 2013, we contributed $6.25 million and the remaining commitment expired uncalled (see Note 16 on page F-39 for a discussion of impairment of our investment in Euromar).
In October 2013, we entered into an agreement contributing $5 million into an escrow account to fund an additional capital commitment to Euromar for up to a five-year period in exchange for preferred units if such commitment is called.  The decision by Euromar to call the funds from escrow into Euromar itself is taken by Euromar's members other than the Company. In 2014, $1 million of the escrowed funds was contributed to Euromar. The preferred units have a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment or a portion of it is not called within the five year period, then Euroseas shall be issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units can be redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and must be mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation is subordinate to, and cannot be made if it would result in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit will be equal to the outstanding principal amount plus any outstanding accrual amount. We have no additional capital commitment to Euromar (see Note 16 on page F-39 for a discussion of impairment of this investment).

On November 29, 2016, Euroseas signed an agreement with Colby Trading Ltd, a company affiliated with its CEO, to draw a $2 million loan to finance working capital needs. Interest on the loan was 10% per annum payable quarterly. The Company repaid the loan at the end of the February 28, 2017 and paid $50,556 for interest. In March 2017, the Company received a commitment by Colby Trading Ltd to provide financing of up to $4.00 million on terms to be mutually agreed to fund the Company's working capital requirements and capital commitments for the period through April 2018, if needed (see Item 5.B. "Liquidity and Capital Resources" sub-section "Cash Flows").
On December 23, 2016, the Company acquired M/V "RT Dagr" from entities managed by Tennenbaum Capital Partners, LLC (Tennenbaum Opportunities Fund V, LP and Tennenbaum Opportunities Fund VI, LLC) by issuing 900,000 shares of common stock as consideration for the value of the vessel and fuel on board. The fair value of the shares at issuance was $1.8 million.
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

The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares' dividend rate will increase to 12% in years six and seven and to 14% thereafter and will be payable in cash. The Company declared $1.44 million, $1.64 million and $1.73 million in dividends on its preferred shares during 2014, 2015 and 2016, respectively, all of which were paid in kind.
B.	Significant Changes
For significant events that occurred after December 31, 2016, please refer to Note 20 of the financial statements on page F-48 below.
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

Period	Low	High
Year Ended Dec. 31, 2012	8.60	30.50
Year Ended Dec. 31, 2013	9.30	17.90
Year Ended Dec. 31, 2014	7.50	14.20
Year Ended Dec. 31, 2015	2.55	8.40
Year Ended Dec. 31, 2016	1.19	4.85

1st quarter 2015	7.10	8.10
2nd quarter 2015	6.60	8.40
3rd quarter 2015	4.18	7.60
4th quarter 2015	2.55	4.81

1st quarter 2016	1.75	2.68
2nd quarter 2016	1.79	3.09
3rd quarter 2016	1,59	2.8
4th quarter 2016	1.19	4.85
1st quarter 2017	1.35	1.91
2nd quarter 2017 (through April 6)	1.35	1.39

October 2016	1.40	2.10
November 2016	1.19	4.85
December 2016	1.39	2.50
January 2017	1.60	1.91
February 2017	1.37	1.77
March 2017	1.35	1.54
April 2017 (through April 6)	1.35	1.39

B.	Plan of Distribution
Not Applicable.
C.	Markets
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
Authorized Capitalization
Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.03 per share and 20,000,000 shares of preferred stock par value $0.01 per share. All of our shares of stock are in registered form.

Common Stock
As of March 31, 2017, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 11,177,892 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Stock
As of March 31, 2017, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 35,942 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
The Series B Preferred Shares pay dividends quarterly in arrears (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5% per annum, depending on the trading price of the Company's common stock. The first payment of interest was on March 31, 2014. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% per annum in years six and seven and to 14% per annum thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $25.00 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $25.00 (subject to adjustment) resulting in gross proceeds of at least $40 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $10.91 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

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
The rights and privileges of the Series B Preferred Shares are set forth in the Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Convertible Preferred Shares, a copy of which is included as Exhibit 4.43 hereto and is incorporated by reference herein.
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
Our bylaws were amended on March 25, 2010 in connection with our Joint Venture in order to ensure that for so long as the percentage of ownership interest of Eton Park and Rhône (considered separately) in us, is (i) greater than 35%, the Joint Venture affiliates of Eton Park or Rhône, as applicable, together with their respective permitted transferees, shall each be entitled to select two (2) directors for appointment to our Board of Directors or (ii) between 7.5% and 35%, the Joint Venture affiliates of Eton Park or Rhône, as applicable, together with their respective permitted transferees shall each be entitled to select one (1) director for appointment to the Board of Directors, in each case in addition to the current seven seats on the Board of Directors and adjusted in proportion to any change in the total number of seats on the Board of Directors.

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
Shareholders' Rights Plan
We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar Joint Venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan.  In January 2014, the plan was further amended to permit Tennenbaum Opportunities Fund VI, LLC or allowed transferees managed by TCP to exercise their conversion rights without violating the plan; and in March 2014, the plan was amended to permit 12 West Capital Fund LP, 12 West Offshore Fund LP or allowed transferees managed by 12 West to acquire shares of the Company without violating the plan.  On December 22, 2016, the rights plan was further amended to permit affiliates of Tennenbaum Capital Partners, LLC to purchase the Company's common shares in a private transaction with the Company and to make certain additional purchases of the Company's common shares without violating the rights plan.
C.	Material Contracts
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing", and Note 9 of our attached financial statements.

We are a party to a registration rights agreement with Friends. For a discussion of these agreements, please see the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Furthermore, we are a party to a registration rights agreement with TCP and 12 West Capital Management LP and a registration obligation agreement with two funds managed by TCP. For a discussion of these agreements, please see the section of this annual report entitled "Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline."
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

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2016, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2016 taxable year due to the widely-held nature of our stock.

For the reasons discussed below, we believe that we did not satisfy the Publicly-Traded Test for the 2016 taxable year and therefore we will not qualify for benefits of Section 883 of the Code for the 2016 taxable year.
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
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by value for most of the 2016 taxable year, and accordingly, we did not satisfy the listing threshold for the 2016 taxable year.  However, it is possible that our common stock may come to constitute more than 50% of our outstanding shares by value in a future taxable year in which case we may be able to satisfy the listing threshold and possibly the Publicly Traded Test.
Taxation in Absence of Exemption
Because the benefits of Section 883 of the Code are unavailable for the 2016 taxable year, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime. The amount of this tax for the 2016 taxable year was approximately $28,475.
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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income is "effectively connected" with the conduct of a United States trade or business for the 2016 taxable year.

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
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The total notional principal amount of our swaps as of December 31, 2016 and 2015 was $10 million and $30 million, respectively. The swaps have specified rates and durations. Refer to the table in Note 15 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2016 and December 31, 2015. On September 30, 2016, we terminated the $10 million notional amount 1.29% swap with Eurobank which began in July 2014. We paid $32,000 for this termination. With these developments the effective coverage of our debt was about 43% by the end of 2015. During 2016, our average debt coverage was approximately 34% and by the end of 2016 approximately 19%.
As at December 31, 2016, we had $50.36 million of floating rate debt outstanding with margins over LIBOR ranging from 0.80% to 6.00% and a $2.00 million loan at a fixed interest rate of 10%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decreased our cash flows in the twelve-month period ended December 31, 2016 by approximately $384,315 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2016 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.
Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2017	488,389	(100,000)
2018	390,833	(100,000)
2019	179,018	(40,548)
2020	100,640	-
2021 and thereafter	192,583	-

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk
The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 22% of our vessel operating expenses (excluding depreciation and other operating income) in 2016 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 5% in 2016) are mainly in Euros and some other currencies. On December 31, 2016, approximately 30% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2016 was $0.04 million, and for the year ended December 31, 2015 we had a net foreign exchange gain of $0.02 million.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2016, would have increased our operating expenses by approximately $0.84 million and the fair value of our outstanding accounts payable by approximately $0.06 million.
Item 12.	Description of Securities Other than Equity Securities
Not Applicable.
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar joint venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan. On January 27, 2014, the rights plan was further amended to permit Tennenbaum Opportunities Fund VI, LLC to exercise its conversion rights into the Company's common shares without violating the rights plan. On March 14, 2014, the rights plan was further amended to permit 12 West Capital Fund LP and 12 West Capital Offshore Fund LP to purchase the Company's common shares in a private transaction with the Company that closed on that day and to make certain additional purchases of the Company's common shares without violating the rights plan. On December 22, 2016, the rights plan was further amended to permit affiliates of Tennenbaum Capital Partners, LLC to purchase the Company's common shares in a private transaction with the Company and to make certain additional purchases of the Company's common shares without violating the rights plan.

Item 15.	Controls and Procedures
(a)	Evaluation of Disclosure Controls and Procedures
Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2016. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2016, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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
Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2016. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2016.
(c)	Attestation Report of the Registered Public Accounting Firm
This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company is a non-accelerated filer and is exempt from this requirement.

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
Item 16C.          Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2015 (dollars in thousands)	2016 (dollars in thousands)
Audit Fees	$325	$304
Audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$325	$304

Audit fees relate to compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings.

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
All services provided by Deloitte Certified Public Accountants, S.A., were pre-approved by the Audit Committee.
Item 16D.          Exemptions from the Listing Standards for Audit Committees
Not Applicable.
Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers
On September 25, 2014 the Company announced that its Board of Directors approved a share repurchase program for up to a total of $5 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. During 2014, the Company repurchased and cancelled 168,060 common shares. There were no shares repurchased during 2015, 2016 or in 2017 as of March 31, 2017.
Item 16F.          Change in Registrant's Certifying Accountant
None.
Item 16G.          Corporate Governance
Please see Item 6.C. Board Practices subsection Corporate Governance.
OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.
Item 16H.          Mine Safety Disclosure
Not Applicable.
PART III
Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The financial statements set forth on pages F-1 through F-48, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits
1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(12)
1.2	Bylaws of Euroseas Ltd.(11)
1.3	Amendment to Bylaws of Euroseas Ltd.(11)
2.1	Specimen Common Stock Certificate(7)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
2.6	Registration Rights Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
2.7	Form of Subscription Rights Certificate(13)
2.8	Registration Obligation Agreement by and among Euroseas Ltd., Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC dated December 14, 2016
3.1
Shareholder Voting Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd., All Seas Investors III LP, Friends Investment Company Inc. and Aristides J. Pittas dated March 25, 2010(11)

4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008(6)
4.6	Addendum No. 1 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009(9)
4.7	Loan Agreement between Xenia International Corp., as borrower, and Fortis Bank N.V./S.A., Athens Branch and others, as lenders, for the amount of US$8,250,000 dated June 30, 2006(3)
4.8	Loan Agreement between Prospero Maritime Inc., as borrower, and Calyon, as lender, for the amount of US$15,500,000 dated August 30, 2006(3)
4.9	Euroseas 2007 Equity Incentive Plan(8)
4.10
Loan Agreement among Xingang Shipping Ltd., as borrower, and HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, for the amount of US$20,000,000 dated November 14, 2006(4)

4.11	Amendment to Loan Agreement among Xingang Shipping Ltd, as borrower, HSBC Bank plc, as lender, and Diana Trading Ltd. and Euroseas Ltd., as corporate guarantors, dated April 14, 2010(11)
4.12	Form of Right of First Refusal(5)
4.13	Form of Advisory Agreement(5)
4.14	Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated June 7, 2007(6)

4.15	Supplemental Agreement to Loan Agreement between Manolis Shipping Limited, as borrower, and EFG Eurobank Ergasias S.A., as lender, dated August 5, 2009(11)
4.16	Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$15,000,000 dated October 29, 2007(6)
4.17	Amendment to Loan Agreement between Trust Navigation Corp., as borrower and EFG Eurobank Ergasias S.A., as lender, dated December 30, 2008(9)
4.18	Amendment to Loan Agreement between Trust Navigation Corp., as borrower, and EFG Eurobank Ergasias S.A., as lender, dated October 26, 2010(12)
4.19	Form of Senior Security Debt Indenture(7)
4.20	Form of Subordinated Debt Security Indenture(7)
4.21	Loan Agreement between Saf-Concord Shipping Ltd., as borrower, and EFG Eurobank Ergasias S.A., as lender, for the amount of US$10,000,000 dated January 9, 2009(9)
4.22	Loan Agreement between Eleni Shipping Ltd., as borrower, and Calyon, as lender, for the amount of US$10,000,000 dated April 30, 2009(9)
4.23	Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated May 18, 2009(10)
4.24	Amendment to Shareholders Rights Agreement between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC dated March 25, 2010(11)
4.25	Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, for the amount of US$13,000,000 dated December 14, 2009(11)
4.26	Amendment to Loan Agreement between Pantelis Shipping Corp., as borrower, and HSBC Bank plc, as lender, dated April 14, 2010(11)
4.27	Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 25, 2010(11)
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
4.35
Amendment to Loan Agreement between SAF Concord Shipping Ltd., as borrower, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (previously filed as Exhibit 4.35 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.36
Amendment to Loan Agreement between Manolis Shipping Ltd., SAF Concord Shipping Ltd,  Tiger Navigation Corp. and Alterwall Business Inc., as borrowers, and EFG Eurobank Ergasias S.A., as lender, dated October 29, 2012 (previously filed as Exhibit 4.36 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.37
Amendment to Loan Agreement between Xingang Shipping Ltd. and Diana Shipping Ltd., as borrowers, and HSBC Bank plc, as lender, dated April 5, 2013 (previously filed as Exhibit 4.37 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.38
Second Amendment to Limited Liability Company Agreement for Euromar LLC, among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP dated March 18, 2013 (previously filed as Exhibit 4.38 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2013 and incorporated by reference herein)

4.39
Securities Purchase Agreement dated as of March 10, 2014 among Euroseas Ltd., 12 West Capital Fund LP and 12 West Capital Offshore Fund LP (previously filed as Exhibit 99.2 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.40
Registration Rights Agreement dated March 14, 2014 among Euroseas Ltd., 12 West Capital Fund LP and 12 West Capital Offshore Fund LP (previously filed as Exhibit 99.3 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.41
Amendment to Registration Rights Agreement, dated as of March 14, 2014 to the Registration Rights Agreement, dated as of January 26, 2014, as amended by and among Euroseas Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (previously filed as Exhibit 99.4 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.42
Third Amendment to Shareholders Rights Agreement dated as of March 14, 2014 between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC. (previously filed as Exhibit 99.5 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.43
Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd. (previously filed as Exhibit 99.1 on Form 6-K/A (File No. 001-33283) on March 4, 2016 and incorporated by reference herein)

4.44	Specimen Certificate for the Series B Preferred Shares (previously filed as Exhibit 99.3 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)
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

4.49	Euroseas 2014 Equity Incentive Plan (previously filed as Exhibit 4.50 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2015 and incorporated by reference herein)
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

4.52	Loan Agreement between Kamsarmax One Shipping Ltd, as borrower, and Nord LB, as lead arranger, for a term loan facility of up to US$16,560,000 dated February 17, 2016(15)
4.53
Loan Agreement between Saf-Concord Shipping Ltd et al., as borrowers, and Eurobank Ergasias S.a., as lead arranger, relating to a secured term loan of up to US$14,500,000 dated as of February 12, 2016(15)

4.54	Fourth Amendment to Shareholders Rights Agreement dated as of December 22, 2016 between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC
4.55
Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated December 20, 2016 (previously filed as Exhibit 99.1 on Form 6-K (File No. 001-33283) on December 22, 2016 and incorporated by reference herein)

4.56	Second Supplemental Agreement between Ultra One Shipping Ltd., as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated December 22, 2016
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-129145) on September 12, 2006.
(4)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-138780) on November 17, 2006.
(5)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(7)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(8)	Filed as an Exhibit to the Company's Post-Effective Amendment No. 1 to Registration Statement (File No. 333-148124) on July 17, 2008.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(10)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 18, 2009.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(13)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 25, 2012.
(14)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 27, 2012.
(15)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 2, 2016.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
EUROSEAS LTD. (Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 7, 2017

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd.
 Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Euroseas Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 7, 2017

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2015 and 2016
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2015	2016
Assets
Current assets
Cash and cash equivalents		8,715,636	3,208,092
Trade accounts receivable, net		1,408,272	1,432,114
Other receivables		1,231,391	870,415
Inventories	3	1,464,940	1,291,279
Restricted cash	9	5,916,743	655,739
Prepaid expenses		175,506	172,398
Vessel held for sale	5	2,671,811	2,814,046
Total current assets		21,584,299	10,444,083

Fixed assets
Vessels, net	5	88,957,752	105,584,633
Advances for vessels under construction and vessel acquisition deposits	4	32,701,867	17,753,737
Long-term assets
Restricted cash	9	4,550,000	5,484,268
Deferred charges, net	6	418,034	426,783
Other investment	16	7,396,738	4,000,000
Investment in joint venture	16	16,515,701	-
Total long-term assets		150,540,092	133,249,421
Total assets		172,124,391	143,693,504

Liabilities, Mezzanine equity and shareholders' equity
Current liabilities
Long-term debt, current portion	9	14,685,766	5,549,218
Loan from related party	8,9	-	2,000,000
Trade accounts payable		1,394,874	1,864,263
Accrued expenses	7	1,203,070	1,312,293
Liabilities from assets held for sale	5	1,122,208	-
Deferred revenues		462,124	437,322
Due to related company	8	322,703	11,539
Derivatives	15,18	50,402	-
Total current liabilities		19,241,147	11,174,635

(Consolidated balance sheets continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2015 and 2016
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2015	December 31, 2016

Long-term liabilities
Long-term debt, net of current portion	9	25,552,702	44,366,976
Derivatives	15, 18	202,700	240,181
Total long-term liabilities		25,755,402	44,607,157
Total liabilities		44,996,549	55,781,792
Commitments and contingencies	11
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 33,779 and 35,505 issued and outstanding, respectively)	17	32,079,249	33,804,948
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 8,195,760 and 10,876,112 issued and outstanding)		245,873	326,283
Additional paid-in capital		278,833,156	283,757,739
Accumulated deficit		(184,030,436)	(229,977,258)
Total shareholders' equity		95,048,593	54,106,764
Total liabilities, mezzanine equity and shareholders' equity		172,124,391	143,693,504

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2014, 2015 and 2016
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2014	2015	2016
Revenues
Voyage revenue		42,586,963	39,656,670	29,789,036
Related party revenue	16	240,000	240,000	240,000
Commissions (including, $517,828 $475,792 and $372,806, respectively, to related party)	8, 14	(2,192,626)	(2,216,836)	(1,604,747)
Net revenue		40,634,337	37,679,834	28,424,289
Operating expenses
Voyage expenses	14	3,963,181	2,312,513	1,291,712
Vessel operating expenses (including, $347,363, $305,150 and $233,077, respectively, to related party)	8, 14	25,279,087	25,204,593	18,161,862
Dry-docking expenses		1,975,590	1,912,407	2,204,784
Vessel depreciation	5	12,137,445	10,995,023	8,788,121
Related party management fees	8	4,894,559	4,151,335	3,179,596
Other general and administrative expenses (including $2,000,000, $2,000,000 and $2,000,000, respectively, to related party)	8, 12	3,514,636	3,327,061	3,472,422
Net gain on sale of vessels (including $0, $77,022 and $27,741 to related party)	5	-	(461,586)	(10,597)
Loss on termination and impairment of newbuilding contracts	4	-	-	7,050,179
Impairment loss and loss on write-down of vessel held for sale (including $0, $28,055 and $29,469, respectively, to related party)	5	3,500,000	1,641,885	5,924,668
Total operating expenses		55,264,498	49,083,231	50,062,747
Operating loss		(14,630,161)	(11,403,397)	(21,638,458)
Other income/(expenses)
Interest and other financing costs		(2,152,187)	(1,486,534)	(2,531,999)
Loss on derivatives, net	15	(44,648)	(261,674)	(119,154)
Other investment income	16	987,604	1,212,938	1,024,714
Impairment of other investment	16	-	-	(4,421,452)
Foreign exchange gain / (loss)		40,022	22,421	(41,402)
Interest income		422,240	26,656	22,330
Other expenses, net		(746,969)	(486,193)	(6,066,963)
Equity loss in joint venture	16	(2,541,775)	(2,158,393)	(2,444,627)
Impairment in joint venture	16	-	-	(14,071,075)
Net loss		(17,918,905)	(14,047,983)	(44,221,123)
Dividends to Series B preferred shares	17	(1,440,100)	(1,639,149)	(1,725,699)
Net loss attributable to common shareholders		(19,359,005)	(15,687,132)	(45,946,822)
Loss per share attributable to common shareholders - basic and diluted	13	(3.53)	(2.45)	(5.63)
Weighted average number of shares outstanding during the year, basic and diluted	13	5,479,418	6,410,794	8,165,703
The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2014, 2015 and 2016
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2014	4,572,326	137,170	253,549,211	(148,984,299)	104,702,082
Net loss attributable to common shareholders				(19,359,005)	(19,359,005)
Issuance of shares from private placement, net of issuance costs	1,116,487	33,495	14,466,505	-	14,500,000
Issuance of restricted shares for stock incentive award and share-based compensation	43,724	1,312	508,802	-	510,114
Canceled shares due to repurchase program	(16,806)	(505)	(150,182)	-	(150,687)
Balance, December 31, 2014	5,715,731	171,472	268,374,336	(168,343,304)	100,202,504
Net loss attributable to common shareholders				(15,687,132)	(15,687,132)
Issuance of shares from rights offering, net of issuance costs	2,343,335	70,300	10,156,810	-	10,227,110
Rounding of stock split	794	24	(24)	-	-
Issuance of restricted shares for stock incentive award and share-based compensation	135,900	4,077	302,034	-	306,111
Balance December 31, 2015	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593
Net loss attributable to common shareholders	-	-	-	(45,946,822)	(45,946,822)
Issuance of shares from private placement, net of issuance costs	719,425	21,583	978,417	-	1,000,000
Issuance of shares for vessel acquisition, net of issuance costs	900,000	27,000	1,773,000	-	1,800,000
Issuance of shares sold at the market (ATM), net of issuance costs	978,847	29,365	1,881,287	-	1,910,652
Issuance of restricted shares for stock incentive award and share-based compensation	82,080	2,462	291,879	-	294,341
Balance December 31, 2016	10,876,112	326,283	283,757,739	(229,977,258)	54,106,764

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

	2014	2015	2016
Cash flows from operating activities:
Net loss	(17,918,905)	(14,047,983)	(44,221,123)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of vessels	12,137,445	10,995,023	8,788,121
Impairment loss and loss on write-down of vessel held for sale	3,500,000	1,641,885	5,924,668
Amortization and write off of deferred charges	137,032	150,189	613,326
Net gain on sale of vessels	-	(461,586)	(10,597)
Share-based compensation	510,114	306,111	294,341
Loss on termination and impairment of newbuilding contracts	-	-	7,050,179
Unrealized gain on derivatives	(718,977)	(45,669)	(12,921)
Other income accrued	(987,604)	(1,212,938)	(1,024,714)
Impairment on other investment	-	-	4,421,452
Equity loss and impairment of investment in joint venture	2,541,775	2,158,393	16,515,702
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(316,841)	781,714	(23,842)
Prepaid expenses	(52,983)	172,725	3,108
Other receivables	596,113	(386,671)	360,976
Inventories	(284,816)	293,990	245,079
Increase / (decrease) in:
Due to related company	242,330	(823,105)	(311,164)
Trade accounts payable	466,139	(1,262,798)	588,420
Accrued expenses	(394,155)	54,673	(8,447)
Deferred revenue	(186,944)	(341,525)	(24,802)
Net cash used in operating activities	(730,277)	(2,027,572)	(832,238)
Cash flows from investing activities:
Cash paid for vessels under construction and vessel acquisition	(15,637,368)	(16,628,889)	(27,329,825)
Advance received for vessel held for sale	-	1,122,208	-
Purchase of a vessel	(21,323,935)	-	-
Release of restricted cash	168,322	4,102,364	5,675,034
Increase in restricted cash	(300,000)	(6,575,014)	(1,348,297)
Proceeds from sale of vessels	-	7,345,342	4,196,268
Net cash used in investing activities	(37,092,981)	(10,633,989)	(18,806,820)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

(Continued)
	2014	2015	2016
Cash flows from financing activities:
Proceeds from issuance of preferred stock, net of commissions paid	29,700,000	-	-
Proceeds from issuance of common stock, net of commissions paid	14,550,000	10,545,007	3,168,058
Funds used for common stock buyback	(150,687)	-	-
Offering expenses paid	(564,922)	(400,696)	(82,377)
Dividends paid	(13,050)	-	-
Loan arrangement fees paid	(299,900)	(442,574)	(790,042)
Proceeds from long-term debt	23,300,000	8,400,000	28,300,000
Proceeds from related party loan	-	-	2,000,000
Repayment of long-term debt	(14,687,000)	(22,135,960)	(18,464,125)
Net cash provided by / (used in) financing activities	51,834,441	(4,034,223)	14,131,514

Net increase / (decrease) in cash and cash equivalents	14,011,183	(16,695,784)	(5,507,544)
Cash and cash equivalents at beginning of year	11,400,237	25,411,420	8,715,636
Cash and cash equivalents at end of year	25,411,420	8,715,636	3,208,092
Supplemental cash flow information Cash paid for interest, net of capitalized expenses	2,000,850	1,352,737	1,727,186
Financing, and investing activities fees:
Loan arrangement fees accrued	-	72,600	38,400
Offering expenses accrued	86,078	3,279	178,308
Payment-in-kind dividends	1,440,100	1,639,149	1,725,699
Capital expenditures included in liabilities	-	385,488	218,909
Shares issued as consideration for vessel acquisition including inventory on-board	-	-	1,800,000

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
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

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or "Management Company") and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE"), collectively the "Management Companies", corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 8).

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which, in turn, owns 29.1% of the Company's shares as of March 31, 2017.

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
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
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

•
Eternity Shipping Company, incorporated in the Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V "Clan Gladiator", which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V "Clan Gladiator" was renamed M/V "OEL Transworld" and on August 31, 2009 the vessel was renamed M/V "Captain Costas". The vessel was sold on May 10, 2016.

•
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V "Despina P", which was built in 1990 and acquired on August 13, 2007. The vessel was sold on December 28, 2015.

•
Tiger Navigation Corp., incorporated in Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V "Tiger Bridge", which was built in 1990 and acquired on October 4, 2007. The vessel was sold on November 9, 2015.

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
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

•
Eleni Shipping Ltd., incorporated in Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V "Eleni P", which was built in 1997, acquired on March 6, 2009 and sold on January 26, 2017.

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

•
Ultra One Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY160, to be named M/V "Alexandros P"). The shipbuilding contract was cancelled on June 29, 2016 due to excessive construction delays. On December 21, 2016, an agreement was reached to acquire the vessel which was delivered on January 16, 2017.

•
Ultra Two Shipping Ltd., incorporated in the Republic of Liberia on November 21, 2013, entered on November 29, 2013, into a shipbuilding contract with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., for the construction of a 63,500 DWT bulk carrier (Hull No. DY161). The shipbuilding contract was cancelled on September 2, 2016 due to excessive construction delays.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

•
Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, agreed to acquire from Klaveness Bulk AS, the 82,000 DWT bulk carrier Hull No. YZJ2013-1116 (named M/V "Xenia"). The vessel is a new-building and was delivered on February 25, 2016.

•
Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, entered on April 4, 2014, into a shipbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd., for the construction of a 82,000 DWT bulk carrier (Hull No. YZJ2013-1153). In July 2016, Kamsarmax Two Shipping Ltd. signed and amended agreement which provides it with an option to terminate the contract by December 31, 2016 (subsequently, extended to March 31, 2017) without any additional cost.  In March 2017, the Company decided not to exercise the option to terminate the contract but proceed with construction of the vessel which is expected to be delivered by June 2018 (see also Note 20).

•
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V "Aegean Express" which was built in 1997 and delivered on September 29, 2016.

•
Areti Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 15, 2016, owner of the Cypriot flag 75,100 DWT bulk carrier M/V "Tasos" which was built in 2000 and delivered on January 9, 2017.

•
Hull 2 Shipping Ltd., incorporated in the Republic of the Marshall Islands on December 30, 2013, owner of the Marshall Islands flag 20,976 DWT / 1,645 TEU container carrier M/V "RT Dagr" which was built in 1998 and delivered on December 23, 2016. The vessel was sold on January 31, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - Continued

As of December 31, 2016, the Company had a working capital deficit of $0.73 million and has been incurring losses. The Company's cash balance amounted to $3.21 million and cash in restricted and retention accounts amounted to $6.14 million as of December 31, 2016.  Within January 2017, the Company received net proceeds from the sale of two vessels and the acquisition of two other vessels of $0.83 million while it drew a mortgage of $10.86 million against its newly delivered vessel M/V "Alexandros P", which provided it with unrestricted funds of $9.46 million after a $1.40 million increase in restricted funds. In March 2017, the Company decided to proceed with the construction of a Kamsarmax newbuilding vessel (see above), for which three payments of $2.25 million each are to be made before the delivery of the vessel, two of which are payable in 2017 and one is payable at the earliest in March 2018 (the first payment is payable with the confirmation of the order; the remaining two payments are guaranteed by the Company).

The Company intends to fund its  working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings. In the unlikely event that these are not sufficient the Company may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the newbuilding contract itself, if required, among other options.  The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the years ended December 31, 2014, 2015 and 2016, the following charterers individually accounted for more than 10% of the Company's revenues as follows:

	Year ended December 31,
Charterer	2014	2015	2016
GSS	4%	16%	22%
MSC	11%	13%	16%
KLAVENESS	-	-	15%
CMA-CGM	13%	17%	14%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.  The following are the significant accounting policies adopted by the Company:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Euroseas Ltd. and its subsidiaries.  Inter-company balances and transactions are eliminated on consolidation.

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

Restricted cash

Restricted cash reflects deposits with certain banks that can only be used to pay the current loan installments or are required to be maintained as a certain minimum cash balance per mortgaged vessel and amounts that are pledged, blocked or held as cash collateral.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
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

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in "Other general and administrative expenses" in the "Consolidated statements of operations." The shares to employees and directors are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided.  The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Investment in Joint Venture

Investments in companies over which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income/(loss). The investment is also adjusted to reflect the Company's share of changes in the investee's capital.

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

Other investments

Investments over which the Company believes it does not exercise any influence are carried at the book value and are adjusted to recognize accrued income and are adjusted for impairment whenever facts and circumstances determine that they are not recoverable. The amount of the adjustment is included in the determination of net income/(loss) (Note 17).

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

Preferred shares

Preferred shares are recorded at the initial consideration received less offering expenses and adjusted by including the redemption value of dividends paid in-kind. The Company recognizes changes in the redemption value of the preferred shares immediately as they occur and adjusts the carrying amount of the preferred shares to equal the redemption value at the end of each reporting period to that effect.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Earnings/(loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2015 and 2016, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

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
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016.   The Company is evaluating the potential impact of this adoption on its consolidated financial statements.  Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU's which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, "Revenue Recognition - Principal versus Agent" (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, "Revenue Recognition - Identifying Performance Obligations and Licenses."   Lastly, in May 2016, the FASB issued No. ASU 2016-12, "Revenue Recognition - Narrow Scope Improvements and Practical Expedients."   The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted.  The Company is evaluating the potential impact of this adoption on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." This ASU establishes specific guidance to an organization's management on their responsibility to evaluate whether there is substantial doubt about the organization's ability to continue as a going concern. The provisions of this ASU are effective for interim and annual periods ending after December 15, 2016. The Company adopted ASU No. 2014-15 for the financial statements for the fiscal year ended December 31, 2016. The effect of the adoption of this standard is to evaluate the entity's ability to continue as a going concern for a period of twelve months after the date of the issuance of the financial statements as opposed to the previous requirement for an evaluation to be performed for twelve months after the balance sheet date.

In April, 2015, FASB issued ASU No 2015-03, "Simplifying the Presentation of Debt Issuance Costs", which outlines a simplified approach to present debt issuance costs and debt discount and premium by requiring debt issuance costs to be presented as deduction from the corresponding liability. This standard is effective for public entities with reporting periods beginning after December 15, 2015 and should be applied on a retrospective basis. Early adoption was permitted for financial statements that have not been previously issued. The Company adopted this standard as of January 1, 2016 on retrospective basis resulting in "Deferred charges, net" of $282,572 as of December 31, 2015 and $440,273 as of December 31, 2016 to be presented against the related debt liability.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory" to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. Management believes that the implementation of this update will not have any material impact on its financial statements and has not elected the early adoption.

In February 2016, the FASB issued ASU 2016-02, Leases. The standard amends the existing accounting standards for lease accounting and adds additional disclosures about leasing arrangements.  The ASU requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018. Early adoption is permitted for all entities. The Company is currently evaluating the impact, if any, of the adoption of this new standard.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Stock Compensation. The new guidance is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company evaluated this update and concluded that it will not have any material impact on its financial statements and has not elected the early adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company has not yet evaluated the impact, if any, of the adoption of this new standard.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.

In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The implementation of this update affects disclosures only and has no impact on the Company's balance sheet and statement of comprehensive income. The Company has not elected early adoption.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 provides greater clarity on the definition of a business to assist entities in evaluating whether transactions should be accounted for as an acquisition or disposal of assets or businesses. ASU 2017-01 is effective for us on January 1, 2018, with early adoption permitted. Because all of the Company's acquisitions have been asset acquisitions, the Company does not expect the adoption of this new standard to have an impact on its consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2015	2016
Lubricants	990,440	788,426
Victualing	105,369	140,716
Bunkers	369,131	362,137
Total	1,464,940	1,291,279

4.            Advances for Vessels under Construction and Vessel Acquisition Deposits

 As of December 31, 2016 the amount of the advances for vessels under construction and other vessel acquisition deposits amount to $17.8 million and represents advances for the acquisition of vessel "Alexandros P" (ex-Hull Number DY 160)  of  $17.1 million  and  advance deposit and capitalized expenses of $0.7 million relating to M/V "Tasos".

Within the first quarter of 2016, the Company took delivery of M/V "Xenia".  Additionally, Hull Number DY 160 and DY161, under construction at Dayang yard and originally scheduled for delivery in the second and third quarter of 2016 respectively, were cancelled due to excessive construction delays. As a result, the Company recognized a $3.2 million loss on the termination of the newbuilding contracts and recorded a receivable of $17.0 million.  On December 21, 2016, the Company signed an agreement to acquire from Dayang shipyard, Hull DY160, an Ultramax drybulk carrier, of 63,500 dwt built 2017  for  $16.9 million and in accordance with the agreement the Company applied the receivable from the shipyard from the cancellation of the newbuilding contracts against the acquisition of the vessel and contributed nominal incremental cash.  The vessel was delivered to the Company in January 16, 2017 and was named M/V "Alexandros P".

In December 2016, the Company took an impairment charge on the deposit paid for the construction of Hull Number YZJ 1153 as it considered it likely at that time to exercise its option to terminate the construction contract as agreed with the yard without any incremental cost. The Company recognized an impairment of $3.8 million on its newbuilding contract that represents the initial deposit payment to the shipyard as well as legal and other costs related to the acquisition of the newbuilding contract.

On November 11, 2016 the Company signed a memorandum of agreement to purchase M/V "Capetan Tassos", a Panamax size drybulk carrier of 75,100 dwt built in 2000 in Japan for approximately $4.4 million. The vessel was delivered to the Company on January 9, 2017 and renamed M/V "Tasos".

Costs
Balance, January 1, 2015	15,687,490
Advances for vessels under construction	17,014,377
Balance, December 31, 2015	32,701,867
Advances for vessels under construction	23,135,658
Vessel acquisition deposits	797,830
Vessel delivered during the period	(31,831,439)
Loss on termination and impairment of newbuilding contracts	(7,050,179)
Balance, December 31, 2016	17,753,737

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2015	140,389,916	(29,239,689)	111,150,227
- Depreciation for the year	-	(10,995,023)	(10,995,023)
- Sale of vessels	(10,550,000)	3,666,244	(6,883,756)
- Vessel held for sale	(5,091,539)	777,843	(4,313,696)
Balance, December 31, 2015	124,748,377	(35,790,625)	88,957,752
- Depreciation for the year	-	(8,788,121)	(8,788,121)
- Delivery of newbuilding vessel	31,831,439	-	31,831,439
- Vessel Acquisitions	4,958,345	-	4,958,345
- Sale of vessel	(3,749,135)	1,113,067	(2,636,068)
- Vessel held for sale	(18,410,922)	9,672,208	(8,738,714)
Balance, December 31, 2016	139,378,104	(33,793,471)	105,584,633

In November and December 2015 the Company sold for scrap three of its vessels, M/V "Tiger Bridge", M/V "Marinos" and M/V "Despina P", for a net price of $2,728,440, $ 2,090,010 and $2,526,892 respectively. After sales commissions of 4%, which includes the 1% payable to Eurochart, and other sale expenses, the Company recorded a gain of $535,169, a loss of $280,373 and a gain of $206,790, respectively from the sale of the vessels presented in the line "Net gain from sale of vessels" in the "Consolidated statements of operations".  In December 2015, the Company agreed to sell for scrap M/V "Aristides NP" for an amount of $2,805,521. The vessel was classified as held for sale, for the year ended December 31, 2015 at $2.67 million being its fair value less estimated costs to sell which resulted in a non-cash loss of $1.64 million, or $0.26 loss per share basic and diluted. These amounts are presented in "Vessel held for sale" line in the "Consolidated balance sheets" the "Impairment loss and loss on write-down of vessel held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  The Company received a deposit for the sale of $1,122,208 which was classified as "Liability for asset held for sale" in the "Consolidated Balance Sheets" for the year ended December 31, 2015.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

5.	Vessels, net - Continued

On May 10, 2016, the Company sold M/V "Captain Costas", one of the Company's containership vessels, for a net price of $2.65 million. After sales commissions of 4%, which includes the 1% payable to Eurochart, and other sale expenses, the Company realized a gain of $10,597.

On September 29, 2016, the Company acquired M/V "Aegean Express", a 1,439 teu containership vessel, for a purchase price plus costs required to make the vessel available for use of $3,151,940. On December 23, 2016, the Company signed a memorandum of agreement to purchase M/V "RT Dagr", a 1,645 teu feeder containership vessel built in 1998 in Germany, for approximately $1.81 million by issuing 864,292 shares of the Company's common stock and payment of acquisition expenses of $77,821 with another 35,708 common shares issued as payment for the amount of fuel that was acquired along with the vessel.

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P", a 72,119 dwt 1997-built drybulk carrier. The vessel was written down to its fair market value less costs to sell resulting in a non-cash loss of $5.92 million, or $0.73 loss per share basic and diluted. These amounts are presented in the "Impairment loss and loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  As of December 31, 2016, "Eleni P" is presented as "Vessel held for sale" at $2.81 million.  The vessel was delivered to its buyers on January 26, 2017.

The Company performed the undiscounted cash flow test as of December 31, 2015 and December 31, 2016 and determined the carrying amounts of its vessels held for use were recoverable.

Vessels with a carrying value of $103.78 million (2015: $82.58 million) have been mortgaged as security for the loans.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015and 2016
(All amounts expressed in U.S. Dollars)

6.	Deferred Charges, net

Deferred charges, net consist of loan commitment fees which will be presented against the loan balance upon drawdown of the loan. In 2016, there were $420,391 of new commitment fees incurred for the loans intended to finance the acquisition of DY Hull 160 and 161 upon delivery and a write-off of the commitment fees of the loan intended to finance the acquisition of DY Hull 161, the contract which was cancelled. The commitment fees as of December 31, 2016 relate to the loan that was originally intended to finance the acquisition of DY Hull 160. The loan was drawn in January 2017.

	2015	2016
Balance, beginning of year	-	418,034
Write-off of loan commitment fees	-	(411,642)
Loan commitment fees	418,034	420,391
Balance, end of year	418,034	426,783

7.	Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2015	As of December 31, 2016

Accrued payroll expenses	319,443	230,917
Accrued interest and commitment fees	153,102	310,389
Accrued general and administrative expenses	112,570	278,826
Accrued commissions	36,189	54,173
Other accrued expenses	581,766	437,988
Total	1,203,070	1,312,293

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Manager whereby the Manager provided technical and commercial vessel management for a fixed daily fee of Euro 685 for 2014, 2015 and 2016, under the Company's Master Management Agreement (see below). An additional fixed management fee (see below) is paid to the Manager for the provision of various management services. Vessel management fees paid to the Manager amounted to $4,894,559, $4,151,335 and $3,179,596 in 2014, 2015 and 2016, respectively.

The management agreement provides for an annual adjustment of the daily management fee due to inflation to take effect January 1 of each year. Laid-up vessels are billed for half of the daily fee for the period they are laid-up. The Company's Master Management Agreement ("MMA") with the Manager was originally effective as of January 1, 2011 and with an initial term of five years until January 1, 2016.  The Master Management Agreement, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time. The MMA was amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 ("volume discount"); it was further renewed as of January 1, 2014 for a new five year term until January 1, 2019. As of December 31, 2016, there are 13 vessels in the Company's fleet and 10 vessels in the fleet of the Company's Euromar LLC joint venture.  Starting January 1, 2013, the daily vessel management fee was adjusted to 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016 and 2017. After the 5% discount, Euroseas pays to the Manager a fee of 685 Euros per day per vessel in operation and 342.5 Euros per day per vessel in lay-up, as the number of vessels wholly or partly owned by Euroseas and managed by the Manager has been in excess of 20. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".

In addition to the vessel management services, the Manager provides management services for the Company's needs as a public company. In 2014, 2015 and 2016 compensation for such services to the Company as a public company was $2,000,000 remaining unchanged and it remains unchanged for 2017. These amounts are recorded in "Other general and administrative expenses" in the "Consolidated statements of operations."

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2015 and 2016, the amounts due to related company were $322,703 and $11,539 respectively. Based on the Master Management Agreement between Euroseas Ltd. and Euroseas' ship owning subsidiaries and the Manager an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to the Manager.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company in November 2016 reached an agreement with a related party, COLBY Trading Ltd a company controlled by the Pittas family and affiliated to its CEO, to draw a $2 million loan to finance working capital needs with an interest rate of 10% per annum. Interest on the loan would be payable quarterly, there would be no principal repayments until January 2018 when the loan would mature and there would be no prepayment penalty. The Company fully repaid this loan along with the first interest payment of $50,556 at the end of February 2017.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for vessel sales were $0, $77,022 and $55,796 in 2014, 2015 and 2016 respectively. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes; Eurochart S.A also received a commission of $602,200, $141,700 and $243,500 in 2014, 2015 and 2016, respectively, for vessels the Company acquired including payments made under its newbuilding contracts. Commissions to Eurochart S.A. for chartering services were, $517,828, $475,792 and $372,806 in 2014, 2015 and 2016, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent Technomar Crew Management Services Corp ("Technomar"). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were, $131,448 and $215,915 in 2014 and $129,564 and $175,586 in 2015 and $104,708 and $128,369 in 2016, respectively.  These amounts are recorded in "Vessel operating expenses" in the "Consolidated statements of operations."

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

On December 23, 2016, the Company acquired M/V "RT Dagr" from entities managed by Tennenbaum Capital Partners (Tennenbaum Opportunities Fund V, LP and Tennenbaum Opportunities Fund VI, LLC) by issuing 900,000 shares of common stock as consideration for the value of the vessel and fuel on board. The fair value of the shares at issuance was $1.8 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2015	December 31, 2016
Xingang Shipping Ltd. / Joanna Maritime Ltd.	(a)	1,276,040	1,103,915
Manolis Shipping Ltd.	(b)	4,500,000	-
Saf Concord Shipping Ltd.	(c)	3,250,000	-
Pantelis Shipping Corp.	(d)	5,120,000	4,840,000
Noumea Shipping Ltd.	(e)	7,800,000	6,360,000
Eirini Shipping Ltd. / Eleni Shipping Ltd.	(f)	13,200,000	11,600,000
Allendale Investments S.A. / Alterwall Business Inc. / Manolis Shipping Ltd. / Saf Concord Shipping Ltd. / Aggeliki Shipping Ltd. /Eternity Shipping Company / Jonathan John Shipping Ltd.	(g)	-	13,120,000
Kamsarmax One Shipping Ltd	(h)	-	13,333,000
Euroseas Ltd.	(i)	5,375,000	-
		40,521,040	50,356,915
Less: Current portion		(14,810,000)	(5,697,915)
Long-term portion		25,711,040	(44,659,000)
Deferred Charges, current portion		124,234	148,697
Deferred charges, long-term portion		158,338	292,024
Long-term debt, current portion net of deferred charges		14,685,766	5,549,218
Long-term debt, long-term portion net of deferred charges		25,552,702	44,366,976

Loan from related party
Euroseas Ltd.	(j)	-	2,000,000

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2017	7,697,915
2018	14,304,000
2019	19,824,000
2020	934,000
2021	934,000
Thereafter	8,663,000
Total	52,356,915

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued
(a)
On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC to defer the six remaining consecutive quarterly instalments of $75,000 each (being $450,000 in aggregate) to be payable together with the balloon payment of $653,915 in one bullet payment of $1,103,915 in November, 2017. The asset coverage ratio was reduced from 130% to 75% until the maturity of this agreement. A cash sweep mechanism was put in place until the entire deferred amount is repaid.

(b)	This loan was fully repaid on February 12, 2016 with part of the proceeds of a new loan (see Note 9-(g)).

(c)	This loan was fully repaid on February 12, 2016 with part of the proceeds of a new loan (see Note 9-(g)).

(d)
On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC to defer the six remaining consecutive quarterly instalments of $280,000 each (being $1,680,000 in aggregate) until (a) 29 September 2017 (being the initial final repayment date together with the balloon payment of $3,160,000 in one bullet payment of $4,840,000) or (b) to extend the final repayment date of the deferred amount and the balloon payment until 29 December 2018 if Euroseas agrees with the current lender of container vessel Evridiki G (being Credit Agricole) or any other bank the extension of the repayment date of her balloon instalment at least until her current charter matures in the first quarter of 2018. In this case the outstanding amount of $4,840,000 will be paid in four quarterly instalments, the first two instalments of $280,000 each, the third instalment in the amount of $560,000 and the fourth instalment of $3,720,000 comprised by $560,000 and the balloon payment, The first instalment will be paid in March 2018 and the following instalments on quarterly intervals thereafter and the last one in December 2018. The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $300,000 (corresponding to the minimum cash balance requirement) to be pledged in the cash collateral account of Eirini P/Eleni P. For the avoidance of doubt the aforementioned cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the Eirini P/Eleni P loan agreement (see Note 9-(f)).

On December 22, 2016 Euroseas signed an agreement with Credit Agricole to extend the loan of the container vessel Evridiki G to the first quarter of 2018 (see Note 9-(e)) and therefore schedule (b) as outlined above became effective.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

9.          Long-Term Debt - continued

(e)
On December 22, 2016, the supplemental agreement with Noumea Shipping Ltd., owner of M/V "Evridiki G" was signed in order to refinance the final quarterly instalment of $720,000 and the balloon payment of $6,360,000 originally due in December 2016. The borrower and the lender agreed to amend the repayment profile in respect of the loan of which $7,080,000 remained outstanding as of the date of the supplemental agreement and to extend the final maturity date to January 2018. The loan will be repaid with three repayments of $720,000 each, due in December 2016, in July 2017 and in January 2018 together with the balloon payment of $4,920,000 due in January 2018. The security cover ratio covenant has been waived until November 15, 2017, when it will be restored to 110%.

(f)
On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC. The outstanding balance of the loan of Eirini Shipping Ltd / Eleni Shipping Ltd. of $12,850,000 prior to the closing of the supplemental agreement was reduced to $11,600,000 via prepayment of the cash collateral of $1,250,000 (which was effected after the signing of the respective supplemental agreement). In addition, seven principal instalments of $350,000 each, from June 2016 to December 2017 were deferred. Repayment of the loan will be resumed in March 2018 and the outstanding balance of $11,600,000 will be repaid in two quarterly instalments of $350,000 each, four of $725,000 each plus a balloon payment of $8,000,000 due in May 2019.  The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put in place until the entire deferred amount is repaid. A cash collateral amount of $600,000 (corresponding to the minimum cash balance requirement) to be pledged in the cash collateral account of M/V "Eirini P" / M/V "Eleni P". For the avoidance of doubt the aforementioned cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the Pantelis loan agreement. M/V "Eleni P" was sold on January 26, 2017; the proceeds from the sale were used to partly pay for the acquisition of M/V "Tasos" which replaced M/V "Eleni P" as collateral for the loan.

(g)
On February 12, 2016, the Company signed and drew a term loan facility with Eurobank Ergasias S.A in order to refinance all of its existing facilities with the bank. This is a $14,500,000 loan drawn by Saf-Concord Shipping Ltd, Eternity Shipping Company, Allendale Investments S.A., Manolis Shipping Limited, Alterwall Business Inc., Aggeliki Shipping Ltd and Jonathan John Shipping Ltd. (which was cross-collateralized as per supplemental agreement dated September 27, 2016 replacing Eternity Shipping Company, the owner of M/V "Captain Costas" that was sold in 2016) as Borrowers. The loan is payable in twelve equal consecutive quarterly instalments of $460,000 each, with a balloon payment of $8,980,000 to be paid together with the last instalment in February 2019. The interest was based on LIBOR plus a margin of 6.00%. The loan is secured with the following: (i) first priority mortgages over M/V "Monica P", M/V "Captain Costas" replaced by M/V "Aegean Express" after her sale, M/V "Kuo Hsuing", M/V "Manolis P", M/V "Ninos", M/V "Aggeliki P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company, and (iv) a $2,800,000 cash collateral deposit pledged in favor of the bank. The Company paid loan arrangement fee of $247,500 for this loan.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued

(h)
On February 17, 2016, the Company signed a term loan facility with Nord LB and on February 25, 2016 a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the purchase of M/V "Xenia". The loan is to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000. The margin of the loan is 2.95% above LIBOR. The loan is secured with (i) first priority mortgages over M/V "Xenia", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company. The Company paid loan arrangement fee of $187,335 for this loan.

(i)	This loan was fully repaid on of February 12, 2016 with part of the proceeds of a new loan (see Note 9-(g)).

(j)
On November 29, 2016, Euroseas signed an agreement with Colby Trading Ltd, a company affiliated with its CEO, to draw a $2 million loan to finance working capital needs. Interest on the loan is payable quarterly, and there are no principal repayments until January 2018 when the loan matures. The Company may elect to capitalize the interest to the outstanding principal amount. Under certain limited circumstances, the Company can pay principal and interest in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. The Company repaid this loan on February 28, 2017 along with $50,556 interest.

On March 20, 2015, the Company signed a term loan facility with HSH Nordbank AG of up to the lesser of $19.00 million or 62.5% of the market value of Hull No DY 160 upon its delivery to partly finance the construction cost. A commitment fee of 0.9% per annum was payable until the loan was drawn. On April 28, 2016 and on October 27, 2016, the Company signed a supplemental loan agreements to the term loan facility signed on March 20, 2015 extending the allowed drawdown period until October 31, 2016 and subsequently until January 31, 2017 to account for delays in the construction of the Hull DY 160, and reducing the maximum loan amount to 55% of the market value of the vessel at delivery. The loan was drawn on January 25, 2017 (see Note 20-(d) for details of the loan).

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 75% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $10,466,743 and $5,605,740 as of December 31, 2015 and 2016, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2016, all the debt covenants are satisfied.
Interest expense for the years ended December 31, 2014, 2015 and 2016 amounted to $2,015,155, $1,336,345 and $1,918,673, respectively. Capitalized interest was booked only for the years ended December 31, 2015 and 2016 and amounted to $697,048 and $497,813 respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
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

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Company qualified for this exemption in 2014 and 2015. For 2016 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2016 is estimated at $28,475 and will be recorded within "Voyage expenses" in the accompanying consolidated statements of operations when paid.

11.	Commitments and Contingencies

(a)
As of December 31, 2016 a subsidiary of the Company, Alterwall Business Inc. owner of M/V "Ninos", has a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt and failed to pay certain invoices. The vessel was arrested in Karachi and released after a bank guarantee for an amount of $0.53 million, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash, was provided on behalf of the Company. Legal proceedings continue.  The Company has not made a provision for any loss as although it believes it will be successful, it cannot determine the possible outcome of the legal proceedings.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

11.	Commitments and Contingencies - Continued

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

(b)
As of December 31, 2016, the Company had a newbuilding contract for the construction of one Kamsarmax drybulk carrier. The contract contains an opt-out clause in favor of the Company which can be invoked by March 31, 2017 without penalty except for the progress payment already made. However, the Company decided to proceed with the original contract as modified in an addendum signed in March 2017. According to the amended newbuilding contract, the Company will make payments of $4.5 million in 2017 and $18.0 million in 2018 for the construction of the vessel.

12.	Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company's 2014 Stock Incentive Plan (the "2014 Plan"). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan's adoption date. The persons eligible to receive awards under the plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart, (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.   Details of awards granted under the 2014 Plan during the three year period ended December 31, 2016 are noted below.
a)
On November 3, 2014 an award of 45,000 non-vested restricted shares, was made to 19 key persons of which 50% vested on November 16, 2015 and 50% vested on November 16, 2016; awards to officers and directors amounted to 26,100 shares and the remaining 18,900 shares were awarded to employees of Eurobulk.

b)
On November 6, 2015 an award of 68,400 non-vested restricted shares, was made to 19 key persons of which 50% vested on July 1, 2016 and 50%  will vest on July 1, 2017; awards to officers and directors amounted to 40,040 shares and the remaining 28,360 shares were awarded to employees of Eurobulk.

c)
On November 3, 2016 an award of 82,080 non-vested restricted shares, was made to 19 key persons of which 50%  will vest on November 1, 2017 and 50% will vest on November 1, 2018; awards to officers and directors amounted to 48,048 shares and the remaining 34,032 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
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
The Company estimates the forfeitures of non-vested restricted shares to be immaterial and hence accounts for forfeitures as they occur.
The compensation cost that has been charged against income for awards was $510,114, $306,111 and $294,341, for the years ended December 31, 2014, 2015 and 2016, respectively. The Company has used the straight-line method to recognize the cost of the awards.
A summary of the status of the Company's non-vested shares as of December 31, 2016 and changes during the year ended December 31, 2016, are presented below:
Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2016	90,900	5.67
Granted	82,080	1.21
Vested	(56,700)	6.57
Non-vested on December 31, 2016	116,280	2.08
As of December 31, 2016, there was $169,166 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan and is expected to be recognized over a weighted-average period of 0.817 years. The total fair value at grant-date of shares granted during the year ended December 31, 2014, December 31, 2015, and December 31, 2016 was $459,000, $285,912 and $99,317, respectively.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2014	2015	2016
Income:
Net loss attributable to common shareholders	(19,359,005)	(15,687,132)	(45,946,822)
Basic and diluted earnings per share:
Weighted average common shares – Outstanding	5,479,418	6,410,794	8,165,703
Basic and diluted loss per share	(3.53)	(2.45)	(5.63)

During 2014, 2015 and 2016, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was 18,395, 22,443 and 0 shares in 2014, 2015 and 2016, respectively.

14.	Voyage, Vessel Operating Expenses and Commissions

These consisted of:

	Year ended December 31,
	2014	2015	2016
Voyage expenses
Port charges and canal dues	1,214,856	832,917	421,140
Bunkers	2,748,325	1,479,596	870,572
Total	3,963,181	2,312,513	1,291,712

Vessel operating expenses
Crew wages and related costs	13,985,377	14,164,355	10,670,721
Insurance	2,364,112	2,412,366	1,649,313
Repairs and maintenance	501,733	503,934	341,481
Lubricants	2,379,191	2,433,956	1,611,543
Spares and consumable stores	4,083,942	4,058,153	2,770,405
Professional and legal fees	498,240	492,852	214,317
Other	1,466,492	1,138,977	904,082
Total	25,279,087	25,204,593	18,161,862

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

15.	Derivative Financial Instruments

Interest rate swaps

Effective September 20, 2013 and on October 17, 2014 respectively, the Company entered into two interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") on a notional amount of $10.0 million for each of the contracts, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swaps, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 1.29% on the first and an adjustable rate averaging 1.97% on the second swap (Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 0.50% until November 28, 2016 then 0.95% till November 28, 2017 and then 3.55% till May 28, 2019) based on the relevant notional amount, all contracts are net settled between Eurobank and the Company. Two swaps were effective from July 1, 2014 to September 30, 2016 and from November 28, 2015 to November 28, 2019, respectively.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2015 and 2016.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2015	December 31, 2016
Interest rate swap contracts	Current liabilities – Derivatives	50,402	-
Interest rate swap contracts	Long-term liabilities – Derivatives	202,700	240,181
Total derivative liabilities		253,102	240,181

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2016
Interest rate – Fair value	Loss on derivatives, net	718,977	45,669	12,921
Interest rate contracts - Realized loss	Loss on derivatives, net	(763,625)	(307,343)	(132,075)
Total loss on derivatives		(44,648)	(261,674)	(119,154)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

16.	Investment in Joint Venture and Other Investment

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC has been set up to acquire, maintain, manage, operate and dispose of shipping vessels.  The Company invested $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône each invested to $75.0 million for a 42.857% interest for a total of $175 million. Management of the vessels and various administrative services pertaining to the vessels are performed by Euroseas and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2016, 2015 and 2014. These amounts are recorded in "Related party revenue" under "Revenues".

The Company accounts for its investment in the Joint Venture using the equity method of accounting despite the fact that it is a minority partner as it has significant influence in the operations and management of Euromar LLC (see "Significant Accounting Policies" – Note 2).  The Company's share of the results of operations of the Joint Venture is included in the "Consolidated statements of operations" as "Equity loss in joint venture".

The Company's share of the results of operations of the Joint Venture amounted to a loss of $2.5 million, $2.2 million and $2.4 million for the years 2014, 2015 and 2016, respectively. Euromar LLC has restructured its credit facilities between 2013 and 2016 and is in further negotiations with its banks to ensure sufficient liquidity for operations and necessary accommodations for its loans.

As a consequence of the restructured credit facilities and continued adverse market developments, during 2016, the Company determined in June 2016 that its investment in the joint venture was not recoverable and as a result it recorded a $14.0 million impairment  and recorded  an additional impairment of $0.1 million in December 2016 for a total of $14.1 million for the year ended December 31, 2016 which is presented in the line "Impairment in joint venture" in the "Consolidated statements of operations". The carrying value of the Company's investment in Euromar LLC as of December 31, 2016 was zero and is presented in the "Investment in joint venture" in the "Consolidated balance sheets".

Summarized financial information for the Joint Venture is as follows:

	2014	2015	2016
Current assets	9,520,607	11,880,202	13,253,581
Non current assets	252,531,888	223,366,979	193,942,132
Current liabilities	16,194,148	116,207,106	103,687,334
Non current liabilities	115,181,837	3,495,007	5,010,852
Members' contributions	175,000,000	175,000,000	175,000,000
Voyage revenue	31,663,989	34,419,758	24,910,758
Net revenue	30,269,066	33,114,016	23,949,441
Operating loss	(11,058,601)	(7,912,039)	(9,165,809)
Net loss	(17,798,476)	(15,108,751)	(17,112,389)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

16.	Investment in Joint Venture and Other Investment- continued

On October 15, 2013 by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, a Contribution Agreement was signed. Under this agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account  ("Escrowed Funds") controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC until December 31, 2018. With the distribution of the Escrowed Funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a "Preferred Unit") in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  In March 2014, in relation to the acquisition of a vessel by Euromar LLC, $1,000,000 of the Escrowed Funds was contributed into Euromar LLC .The Company is entitled to a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of issuance. Euromar LLC can return any undistributed Escrowed Funds to the Company after the second anniversary of the agreement while after the fifth anniversary any undistributed Escrowed Funds will be returned to the Company and Preferred Units will be issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded accrued dividend income of $987,604, $1,212,938 and $1,024,714 for the years ended December 31, 2014, 2015 and 2016, respectively which is presented in the "Consolidated statements of operations" as "Other Investment Income". In the fourth quarter of 2016, the Company determined that its "Other investment" was not recoverable except for the undistributed Escrowed Funds ($4,000,000) and as a result it recorded a $4,421,452 impairment which is presented in the "Consolidated statements of operations" for the current period. The Company stopped recognizing dividend income from its "Other investment" from October 1, 2016.

In USD	Other Investment
Balance, January 1, 2015	6,183,800
Total gain for period included in Investment income	1,212,938
Balance, December 31, 2015	7,396,738
Total gain for the period included in Investment income	1,024,714
Impairment of other investment	(4,421,452)
Balance, December 31, 2016	4,000,000

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

17.	Dividends Series B preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2014	-	-	-	-
Issuance of preferred shares from private placement net of issuance costs	30,700	29,000,000	-	29,000,000
Dividends declared	1,440	-	1,440,100	1,440,100
Balance, December 31, 2014	32,140	29,000,000	1,440,100	30,440,100
Dividends declared	1,639	-	1,639,149	1,639,149
Balance, December 31, 2015	33,779	29,000,000	3,079,249	32,079,249
Dividends declared	1,726	-	1,725,699	1,725,699
Balance, December 31, 2016	35,505	29,000,000	4,804,948	33,804,948

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

17.	Dividends Series B preferred shares - continued

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

For the year ended December 31, 2016, the Company declared four consecutive dividends aggregating $1.73 million, all of which were paid in kind. The redemption liability as of December 31, 2016 is $35,504,948. If all the subsequent dividend payments are made in-kind, the Series B Preferred Shares will increase by $1,808,472, $1,900,607 and $152,473 for the years 2017, 2018 and 2019, respectively. The redemption liability will be $37,306,766, $39,207,373 and $39,359,846 as of December 31, 2017, 2018 and end-January 2019, respectively. After January 2019, the dividend will be payable only in cash as described above.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

18.	Financial Instruments

The principal financial assets of the Company consist of cash at banks, other investment and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term loans, derivatives including interest rate swaps and accounts payable due to suppliers.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals, the difference between paying a fixed rate and receiving a floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "Loss on derivatives, net" in the "Consolidated statements of operations." As of December 31, 2016, the Company had one open swap contract for a notional amount of $10.0 million.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

18.	Financial Instruments - continued

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

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2016
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, long-term portion	$240,181	-	$240,181	-

	Fair Value Measurement as of December 31, 2015
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current and long-term portion	$253,102	-	$253,102	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

18.	Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

Vessels Held for Sale (see Note 5) are measured at fair value less estimated costs to sell. The fair value is based on the price agreed by the Company to sell the vessels to unrelated parties in transactions that were concluded in January 2015 and 2016, respectively and are considered good estimates of the fair value of the vessels as of December 31, 2015 and 2016, respectively.

During the second quarter of 2016 and in December 2016, the Company concluded that its equity investment in Euromar shown under "Investment in joint venture" was impaired and wrote it down to its estimated fair value. The impairment was due both to changes in the terms of its investment during the period as well as continuing less favorable market developments. The change in the terms of the Company's investment resulted from the conclusion of loan restructuring agreements between Euromar and its lenders that provided the latter with increased payments before any capital is returned to Euromar's partners, which include the Company, and, in addition, participation of the lenders in the profits of and any distributions made by Euromar. The fair value of the Company's "Investment in joint venture" is considered a Level 3 item (see Note 16 – "Investment in Joint Venture and Other Investment").

The key input that determines the fair value of the Company's "Investment in joint venture" is the cost of capital for investments in containership vessels which is not observable and hence is considered a level 3 item.  The Company estimated the cost of capital in the range of 9-10% p.a. based on its return threshold in considering investments in containerships which, in turn take into consideration the historical returns and volatility of such investments. Additional inputs required include earnings and operating cost assumptions for each vessel as well as other expenses and liabilities of Euromar. The Company used the Discounted Cash Flow technique and a cost of capital of 9.5% p.a. to calculate the fair value of its equity investment in Euromar.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

18.	Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis - continued

Furthermore, as a result of the same analysis described above, the Company determined that the fair value of its "Other investment", which consists of preferred units in Euromar was also impaired and recognized a $4,421,452 impairment as of December 31, 2016, which is shown under "Impairment in other investment".  The key input that determined the fair value of the Company's "Other investment" was the required rate of return of 19% p.a. for preferred equity investments in investment opportunities of similar risk which was not observable and hence is considered a Level 3 item.  The Company considered the initial dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitored market conditions for similar investment and other possible developments specific to its investment that might provide indications for changes in the required rate of return it used in its fair value measurement. As of December 31, 2016, the Company did not identify indications that would require changes in the required rate of return.  The fair value of the Company's other investment is calculated using the discounted cash flow technique.

As of December 31, 2016, the Company's "Other investment" is written down to $4,000,000 which represents actual cash existing in an escrow account.

 Nonrecurring Fair Value Measurements at Reporting Date

		December 31, 2015					December 31, 2016
	Fair Value	Level 1	Level 2	Level 3	Loss 2015	Fair Value	Level 1	Level 2	Level 3	Loss 2016
Vessels held for sale	$2,805,521	-	$2,805,521	-	$1,641,885	$2,946,923	-	$2,946,923	-	$5,924,668
Other investment	-	-	-	-		$4,000,000	-	-	$4,000,000	$4,421,452
Investment in joint venture	-	-	-	-		0	-	-	0	$14,071,075

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

18.	Financial Instruments - continued

The estimated fair values of the Company's financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2015 and 2016, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's total borrowings approximates $51.6 million as of December 31, 2016 or $0.8 million less than its carrying value of $52.4 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the  long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy  due to their variable interest rate, being the LIBOR.

The fair value of the Company's "Other investment" for the year ended December 31, 2015, approximated its carrying value (see Note 16 – "Investment in Joint Venture and Other Investment").  For the year ended December 31, 2016, the fair value of the Company's "Other investment" was impaired by $4.4 million and presented in the "Consolidated balance sheets" with a value of $4.0 million which represents actual cash existing in an escrow account. The Company stopped recognizing income from "Other investment" in the three-month period ended December 31, 2016.

19.	Common Stock

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

Following the Company's prospectus supplement filed with the SEC on December 20, 2016, the Company issued and sold at-the-market (ATM) 978,847 shares of common stock during December 2016 for gross proceeds net of commissions of $2.2 million.

On December 14, 2016, the Company reached an agreement with Friends Investment Co., an affiliate and its largest shareholder, to sell to Friends 719,425 shares of common stock at $1.39 per share, the closing price of the Company shares on December 14, 2016, for total proceeds of $1,000,000.

On December 23, 2016, the Company issued 900,000 shares of common stock at $2.00 per share in order to purchase M/V "RT Dagr" from a related party (Tennenbaum Capital Partners, a holder of the Company's Series B Preferred Shares), a feeder containership vessel.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2015 and 2016 and for the
Years ended December 31, 2014, 2015 and 2016
(All amounts expressed in U.S. Dollars)

20.	Subsequent Events

The following events occurred after December 31, 2016:

(a)	On January 9, 2017, the Company took delivery of M/V "Tasos".

(b)	On January 16, 2017, the Company took delivery of M/V "Alexandros P".

(c)	On January 26, 2017, the Company delivered to her new owners M/V "Eleni P" which was classified as held for sale as of December 31, 2016.

(d)
On January 25, 2017, the Company drew a loan of $10,862,500 from HSH Nordbank secured by its newly acquired vessel M/V "Alexandros P" (ex-Hull DY 160). The loan is payable in thirteen equal consecutive quarterly instalments of $159,743 each, with a balloon payment of $8,785,841 to be paid together with the last instalment in April 2020. The interest rate margin is 3.00% over LIBOR.

(e)	During January 2017, the Company sold 301,780 shares of common stock through its ATM common stock offering for gross proceeds net of commissions of $549,495.

(f)
On January 31, 2017, the Company sold M/V "RT Dagr", a containership vessel it had acquired in 2016, for net proceeds of $2.3 million. The Company is expected to record a gain on sale of approximately $0.5 million.

(g)
On March 13, 2017, the Company signed an amendment to its newbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd. to proceed with the construction of an 82,000 DWT bulk carrier (Hull No. YZJ2013-1153) to be delivered by June 2018 at a contract price of $22.50 million. The Company will pay three instalments of $2.25 million each, two in 2017 and one in 2018 and the remaining with the delivery of the vessel.