Form 20-F
period 2017-12-31
EUROSEAS LTD.
filed 2018-04-30
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
11,274,126 common shares, $0.03 par value

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

Emerging growth company
☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP

☐International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
SELECTED CONSOLIDATED FINANCIAL DATA
The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five-year period ended December 31, 2017. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."
Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheets at December 31, 2016 and 2017, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

Euroseas Ltd. – Summary of Selected Historical Financials (in US Dollars except for Fleet Data and number of shares)
Year Ended December 31,
	2013	2014	2015	2016	2017
Statement of Operations Data
Voyage revenue	40,850,051	42,586,963	39,656,670	29,789,036	45,117,582
Related party revenue	240,000	240,000	240,000	240,000	240,000
Commissions	(1,936,381)	(2,192,626)	(2,216,836)	(1,604,747)	(2,440,444)
Net revenue	39,153,670	40,634,337	37,679,834	28,424,289	42,917,138
Voyage expenses	(1,537,898)	(3,963,181)	(2,312,513)	(1,291,712)	(3,960,807)
Vessel operating expenses	(25,191,250)	(25,279,087)	(25,204,593)	(18,161,862)	(21,911,730)
Other operating income	-	-	-	-	499,103
Dry-docking expenses	(3,816,699)	(1,975,590)	(1,912,407)	(2,204,784)	(698,800)
Vessel depreciation	(19,983,772)	(12,137,445)	(10,995,023)	(8,788,121)	(8,372,237)
Related party management fees	(4,891,024)	(4,894,559)	(4,151,335)	(3,179,596)	(4,042,353)
Loss on termination and impairment of shipbuilding contracts	-	-	-	(7,050,179)	-
Other general and administrative expenses	(3,542,619)	(3,514,636)	(3,327,061)	(3,472,422)	(3,419,363)
Impairment loss and loss on write-down of vessels held for sale	(78,207,462)	(3,500,000)	(1,641,885)	(5,924,668)	(4,595,819)
Net (loss) / gain on sale of vessels	(1,935,019)	-	461,586	10,597	803,811
Operating loss	(99,952,073)	(14,630,161)	(11,403,397)	(21,638,458)	(2,781,057)
Interest and other financing costs	(1,845,776)	(2,152,187)	(1,486,534)	(2,531,999)	(3,372,269)
Impairment of other investment	-	-	-	(4,421,452)	-
Interest income	387,292	422,240	26,656	22,330	37,972
Equity loss in joint venture	(2,023,191)	(2,541,775)	(2,158,393)	(2,444,627)	-
Impairment in joint venture	-	-	-	(14,071,075)	-
Other income	8,921	982,978	973,685	864,158	20,793
Dividends to Series B preferred shares	-	(1,440,100)	(1,639,149)	(1,725,699)	(1,808,811)
Net loss attributable to common shareholders	(103,424,827)	(19,359,005)	(15,687,132)	(45,946,822)	(7,903,372)
Loss per share, basic and diluted	(22.76)	(3.53)	(2.45)	(5.63)	(0.71)
Common stock dividends declared	2,067,570	-	-	-	-
Cash dividends declared per common share	0.45	-	-	-	-
Preferred stock dividends declared	-	1,440,100	1,639,149	1,725,699	1,808,811
Preferred dividends declared per preferred share	-	44.81	48.53	48.60	48.48
Weighted average number of shares outstanding during period, basic and diluted	4,544,284	5,479,418	6,410,794	8,165,703	11,067,524

	Euroseas Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2013	2014	2015	2016	2017
Current assets	16,951,998	30,847,380	21,584,299	10,444,083	16,082,368
Vessels, net	105,463,737	111,150,227	88,957,752	105,584,633	134,111,715
Deferred assets and other long term assets	7,565,677	7,700,000	4,968,034	5,911,051	7,084,267
Investment in joint venture	21,215,870	18,674,094	16,515,701	-	-
Total assets	156,443,600	190,242,991	172,124,391	143,693,504	162,329,561
Current liabilities including current portion of long term debt	18,731,659	25,011,124	19,241,147	11,174,635	18,532,597
Long term debt, including current portion	45,471,246	53,921,379	40,238,468	49,916,194	72,345,804
Total liabilities	51,741,518	59,600,387	44,996,549	55,781,792	80,021,604
Preferred shares	-	30,440,100	32,079,249	33,804,948	35,613,759
Common shares outstanding	4,572,325	5,715,731	8,195,760	10,876,112	11,274,126
Share capital	137,169	171,472	245,873	326,283	338,230
Total shareholders' equity	104,702,082	100,202,504	95,048,593	54,106,764	46,694,198
Cash Flow Data		Year Ended December 31,
	2013	2014	2015	2016	2017
Net cash provided by / (used in) operating activities	4,031,889	(730,277)	(2,027,572)	(832,238)	7,963,312
Net cash used in investing activities(1)	(9,943,064)	(36,961,303)	(8,161,339)	(23,133,556)	(26,146,724)
Net cash (used in) / provided by financing activities	(18,127,144)	51,834,441	(4,034,223)	14,131,514	22,034,017

Fleet Data (2)	2013	2014	2015	2016	2017

Number of vessels	14.56	14.60	14.74	11.52	14.21
Calendar days	5,313	5,330	5,380	4,218	5,188
Available days	5,185	5,245	5,290	4,071	5,087
Voyage days(4)	4,977	5,131	4,988	3,926	4,965
Utilization Rate (percent)	96.0%	97.8%	94.3%	96.4%	97.6%

		(In U.S. dollars per day per vessel)
Average TCE rate (3)	7,899	7,528	7,487	7,259	8,289
Vessel Operating Expenses	4,741	4,740	4,685	4,306	4,224
Management Fees	921	919	772	754	779
G&A Expenses	639	663	615	823	659
Total Operating Expenses excluding drydocking expenses	6,301	6,322	6,072	5,883	5,662
Drydocking expenses	718	372	355	523	135

  (1) Effective January 1, 2017 the Company has adopted of the Accounting Standards Update ("ASU") 2016-18, "Statement of Cash Flows: Restricted Cash", which requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This presentation was retrospectively applied to all periods presented.
(2) For the definition of calendar days, available days, voyage days and utilization rate, see "Item 5.A – Operating Results".
(3) Time charter equivalent rate, or TCE rate, is determined by dividing voyage revenues less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results"). Our definition of TCE revenues and TCE may not be comparable to that used by other companies in the shipping industry.
(4) We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues. This definition has been revised starting from April 1, 2017 to include in voyage days, those days the vessel is sailing for repositioning purposes; all previous periods' voyage days have been adjusted accordingly.

The following table reflects the reconciliation of TCE revenues to voyage revenues as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.
Year Ended December 31,
	2013	2014	2015	2016	2017
	(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Voyage revenues	40,850,051	42,586,963	39,656,670	29,789,036	45,117,582
Voyage expenses	(1,537,898)	(3,963,181)	(2,312,513)	(1,291,712)	(3,960,807)
Time Charter Equivalent or TCE Revenues	39,312,153	38,623,782	37,344,157	28,497,324	41,156,775
Voyage days	4,977	5,131	4,988	3,926	4,965
Average TCE rate	7,899	7,528	7,487	7,259	8,289

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
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
The BDI (Baltic Drybulk Index, an index that reflects the average daily equivalent rate of renting a vessel and operating crew) started 2014 at 2,247 but subsequently declined to approximately 730 in mid-July, followed by a rebound to above 1,450 at the beginning of November and before retreating to about 780 by the end of the year. During 2015, the BDI further declined to 509 in mid-February, followed by a rebound to 1,200 in early August and then a retreat again to 478 by the end of the year.  In 2016, the BDI decreased to 290 in mid-February before rebounding to 715 points in April. The BDI, subsequently, mildly oscillated until the beginning of September when it started a gradual increase to 1,257 by mid-November before declining to 961 points by the end of 2016. In 2017, the BDI fell by 27% to 702 points by mid-February 2017. The BDI then rose by 85% reaching a level of 1,296 points by mid-April. A 37% decline followed through mid-July when the BDI posted a 822 point reading. It then resumed its upward course posting a 107% rise until early December reaching 1,702. Thereafter, the BDI fell 20% until year-end when the BDI stood at 1,366. In 2018 the BDI started with a short-lived increase to 1,385 points before reversing course and ending January at 1,152 points (-17%). In early February, the index continued to decline reaching 1,082 points (-6%) on February 5. It then oscillated in mid-February, followed by a short term rise of 12% reaching 1,212 on March 6. The BDI's course has, subsequently, reversed reaching 1,016 points (-16%) on April 1, 2018. This volatility in dry bulk charter rates is due to various factors affecting demand for and supply of vessels, including the lack of trade financing for purchases of commodities carried by sea, which may result in a significant decline in cargo shipments, trade disruptions caused by natural disasters, and increased newbuilding deliveries. There is no certainty that the dry bulk charter market will experience any recovery over the next months and the market could decline from its current level, especially given the large number of scheduled newbuilding deliveries.
Containership rates ended 2013 at very depressed levels but increased gradually through the period to mid-2015 reaching levels comparable to those seen during the previous peak in mid-2011. However, the second half of the year 2015 saw a decline to the very low levels seen in 2013. In 2016, this declining trend continued, at a milder pace, reaching, or, for containerships greater than 2000 teu, falling below their 2013 levels, an all-time low. Beginning in early 2017 containership rates started a recovery. In the second half of the year rates initially stabilized and then slightly eased. So far in 2018, container charter rates resumed an upward trend, but at a slower pace, and has plateaued in February. By the end of March 2018 rates reached levels last seen in the second half of 2015, but still remained below their historical average.
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
The market supply of drybulk carriers and containerships has been increasing, and the number of both drybulk vessels and containerships on order reached historic highs in 2014. It remains high by historical standards despite a number of order cancellations, delivery delays and an increased scrapping rate for drybulk vessels during 2015 and 2016. In 2017 drybulk scrapping rates halved year on year, returning to their 5 year average. The scrapping rate on the containership market also increased in 2016 after dropping in 2015 due to a short-lived recovery of the market. In 2017 containership scrapping declined year on year, but still remained at historically high levels. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of drybulk carrier and containership capacity may result in a further reduction of charter hire rates. As reported by industry sources, the containership fleet increased by 2.2% in 2015, 3.2% in 2016 and 2.9% in 2017. So far in 2018, containership volumes have increased by 1.1%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of April 1, 2018, was approximately 21.155 million teu with approximately another 2.68 million teu, or about 12.7% of the fleet capacity on order, leading to the possibility that the growing supply of container vessels may exceed future demand. Similarly, as of April 1, 2018, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 823.6 million dwt with 81.2 million dwt, or about 9.9% of the present fleet capacity on order. Demolition of the world drybulk fleet has, thus far in 2018, been soft, less than half its 2017 pace. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.
If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many of the drybulk carrier and containership charters we renewed or concluded during 2015, 2016, and the beginning of 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates have improved since and reached profitable levels by the end of 2017, however, they remained volatile and can turn lower again depending on changes of demand for and supply of shipping capacity.  Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

A decrease in the level of imports of raw materials and other commodities will reduce demand for our ships and, in turn, harm our business, results of operations and financial condition.

The employment of our vessels and our revenues depend on the international shipment of raw commodities primarily to China, Japan, South Korea and Europe from North and South America, India and Australia. Any reduction in or hindrance to the demand for such materials could negatively affect demand for our vessels and, in turn, harm our business, results of operations and financial condition. For instance, the government of China has implemented economic policies aimed at reducing the consumption of coal which may, in turn, result in a decrease in shipping demand.
Our international operations expose us to the risk that increased trade protectionism will harm our business. If global economic challenges exist, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, the leaders of the United States have indicated the United States may seek to implement more protective trade measures, and even remove the country from multilateral trading fora. Increasing trade protectionism in the markets that our customers serve has caused and may continue to cause an increase in (a) the cost of goods exported from Asia Pacific, (b) the length of time required to deliver goods from the region and (c) the risks associated with exporting goods from the region. Such increases may also affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (i) the cost of goods exported from China, (ii) the length of time required to deliver goods from China and (iii) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.
Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our shareholders.
Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.
Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world's fastest growing economies in terms of gross domestic product, or GDP, which has increased the demand for shipping. However, China's high rate of real GDP growth has already reached a plateau and is forecasted to begin a deceleration in 2018. The United States have indicated the United States may seek to implement more protectionist trade measures to protect and enhance its domestic economy. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.
Eurozone's potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.
Despite the efforts of the European Council since 2011 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism (or "the ESM"), which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for European countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.
The decline in global trade due to the economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014, 2015 and 2016. In 2017, a rate recovery began, however, current containership rates still remain below historical averages, affecting their profitability. The financial challenges faced by liner companies, some of which have announced efforts to obtain third party aid and restructure their obligations, including our charterers, has reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.
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

We conduct business in China, where the legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to us.
Some of our vessels may be chartered to Chinese customers and from time to time on our charterers' instructions, our vessels may call on Chinese ports. Such charters and voyages may be subject to regulations in China that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Chinese government new taxes or other fees. Applicable laws and regulations in China may not be well publicized and may not be known to us or to our charterers in advance of us or our charterers becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including with regards to tax matters, or changes in their implementation by local authorities could affect our vessels if chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse impact on our business, financial condition and results of operations.
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
Global financial markets and economic conditions have been, and continue to be, volatile. This volatility has negatively affected the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically, volatile and, currently below historical average asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.
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
The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels, Eurobulk Ltd. ("Eurobulk") and Eurobulk Far East ("Eurobulk FE"), our affiliated ship management companies

(each a "Manager" and together, the "Managers"), are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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
The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations" for more information.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  We currently have 15 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
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
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas, Germanischer Lloyd, Rina and Nippon Kaiji Kyokai. ISM and ISPS. Certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the managers by Bureau Veritas.
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies, or IACS. All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations" for more information.
Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014 but starting in July 2014 and through the second half of 2014, 2015 and the first quarter of 2016 fuel prices fell by more than 50%. Oil prices began rising in February 2016 until June 2016, due to, among other reasons, the war in Syria, oscillated until November 2016, due to movements in the U.S. dollar exchange rate and various geopolitical events, surging again since end-November 2016, due to the announcement by OPEC of future production cuts. In January 2017, oil prices maintained their levels while in February 2017 they further rose, reaching $53.83/bbl (for West Texas Intermediate, "WTI") on March 1, 2017. Oil prices subsequently oscillated until May 23, 2017 in the $45.5 to $54 range. In the following 30 days oil prices fell 17%, before beginning a rally of more than 40% until December 31, 2017. In the first two months of 2018, the rise in oil prices continued to late January, reaching $66.74 (+9.5%), before falling to $64.69 (-3%) by April 1, 2018. Oil prices, however, remain below their 10-year average of ca. $71/bbl (for WTI). Any further increases in the price of fuel may adversely affect our operations, especially if such increases are combined with lower drybulk and containership rates.
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
We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, on Madrid, Spain on March 11, 2004, on London, England on July 7, 2005 and March 22, 2017, on Mumbai, India in December 2008 and, more recently, in Paris in 2015 and 2017, Brussels, Berlin, Nice and Istanbul in 2016 and the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

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
Effects and events related to the Greek sovereign debt crisis may adversely affect our operating results.
Greece has experienced a macroeconomic downturn in recent years, including as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.
We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.
We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.
The vote by the United Kingdom to leave the European Union could adversely affect us.
The United Kingdom ("UK") referendum on its membership in the European Union resulted in a majority of U.K. voters voting to exit the E.U. ("Brexit"). We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
All of our seventeen vessels are currently employed on time charter contracts. Fourteen of our vessels are under  time charters scheduled to expire during 2018, two are under time charters scheduled to expire in 2019 and one vessel is under charter that expires in January 2020. As of March 1, 2018, the containership charter rates for vessels like ours remain below historical averages while the drybulk rates have moved past their initial recovery and could fall again. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at better rates if the current market rates do not hold or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.
Delay in the delivery of our newbuild vessels on order, or any future newbuild vessel orders, could adversely affect our earnings.
The expected delivery dates under our current shipbuilding contract for a newbuild vessel, and any additional shipbuilding contracts we may enter into in the future, may be delayed for reasons not under our control, including, among other things: quality or engineering problems; changes in governmental regulations or maritime self-regulatory organization standards; work stoppages or other labor disturbances at the shipyard; bankruptcy of or other financial crisis involving the shipyard; a backlog of orders at the shipyard; political, social or economic disturbances; weather interference or a catastrophic event, such as a major earthquake or fire, or other accident; requests for changes to the original vessel specifications; shortages of or delays in the receipt of necessary construction materials, such as steel; an inability to obtain requisite permits or approvals; financial instability of the lenders under our committed credit facilities, resulting in potential delay or inability to draw down on such facilities; and financial instability of the charterers under any agreed time charters for the newbuild vessels, resulting in potential delay or inability to charter the newbuild vessels; A delay by the seller in the delivery date of a newbuild vessel will reduce our expected income from that vessel and, if the vessel is already chartered, may lead the charterer of such vessel to claim damages or to cancel the relevant charter. If the seller of any newbuild vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
Reliance on suppliers may limit our ability to obtain supplies and services when needed.
We rely on a significant number of third party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.
The derivative contracts we have entered into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our stockholders' equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.
We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2017, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $15 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and continue to face severe financial stress due to the ongoing sovereign debt crisis. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets. To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, changes in the fair value of our derivative contracts are recognized in "Accumulated Other Comprehensive Loss" affecting our accumulated deficit, and can affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see "Item 5. Operating and Financial Review and Prospects".
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.
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
Our business depends upon certain members of our senior management who may not necessarily continue to work for us.
Our future success depends to a significant extent upon our chairman and chief executive officer, Aristides J. Pittas, certain members of our senior management and our managers. Mr. Pittas has substantial experience in the drybulk and container shipping industry and has worked with us and our managers for many years. He, our managers and certain of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our managers, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.
Certain of our shareholders hold shares of Euroseas in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.
As of April 25, 2018, Friends Investment Company Inc., or Friends, our largest shareholder and an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 34.2% of the outstanding shares of our common stock and unvested incentive award shares, representing 29.7% of total voting power (after accounting for the voting rights of our Series

B Preferred Shares (defined below)). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of April 25, 2018, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 17.8% and 2.5%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.

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
Our principal officers are also principals, officers and employees of the Managers, which are our ship management companies. These responsibilities and relationships could create conflicts of interest between us and the Managers. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Managers. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Managers and vice versa. Eurobulk currently manages vessels for Euroseas and eight vessels that are not owned by Euroseas, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.
Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.
Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and container carriers and may acquire additional drybulk carriers and containerships vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or containership that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.
Our officers do not devote all of their time to our business.
Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. Our CEO is also President of Eurobulk and involved in the management of other affiliates and member of the board of other companies. Therefore our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.
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
In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures, including for our vessel under construction, would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.
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
To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2017, we had total bank debt of approximately $74.41 million. Our debt repayment schedule as of December 31, 2017 required us to repay $36.30 million of debt during the next two years. As of April 1, 2018, we repaid $3.25 million of our total debt decreasing our outstanding debt to $71.16 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.
A further rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. To finance vessel purchases, we have borrowed, and may continue to borrow, under loan agreements that provide for periodic interest rate adjustments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

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
The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower leverage ratios. The market for new debt financing is extremely limited and in some cases not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.
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
As of April 25, 2018, all of our vessels (except for one still under construction)  are employed under time charters with remaining terms ranging from less than one month to 20 months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts represents approximately 54% of our vessel capacity in the remainder of 2018 and 9% of our capacity in 2019.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that as of April 25, 2018 all of our vessels are employed (except for one still under construction), we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.
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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 25, 2018, the vessels in our fleet had an average age of approximately 16.9 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
In addition, charterers actively discriminate against hiring older vessels. For example, Rightship, the ship vetting service founded by Rio Tinto and BHP-Billiton that has become the major vetting service in the dry bulk shipping industry, ranks the suitability of vessels based on a scale of one to five stars. Most major carriers will not charter a vessel that Rightship has vetted with fewer than three stars. Rightship automatically downgrades any vessel over 18 years of age to two stars, which significantly decreases its chances of entering into a charter. Therefore, as our vessels approach and exceed 18 years of age, we may not be able to operate these vessels again profitably or even generate positive cash flows during the remainder of their useful lives even if the market rates improve, which could adversely affect our earnings. As of April 25, 2018, seven of our vessels are over 18 years of age.
If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.
Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.
As of April 25, 2018, the vessels in our fleet had an average age of approximately 16.9 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.
If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.
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
From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism such as North Korea, Iran, Sudan and Syria. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. government has recently lifted certain sanctions with respect to Libya and made changes to the scope of the sanctions regime for Iran.
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
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of "Transition Day," set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced he would not certify Iran's compliance with the JCPOA.  This did not withdraw the U.S. from the JCPOA or re-instate any sanctions.  However, President Trump must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions suspended under the JCPOA.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of drybulk commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. Under its time charters and pooling arrangements, the terms of which are consistent with industry standards, the Company may not have the ability to prohibit its charterers from sending its vessels to Iran, North Korea, Sudan, Syria or Cuba to carry cargoes that do not violate applicable laws.  As of April 25, 2018, none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call such ports in the future.  The vessels' shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Sudan, Syria or Cuba or entities that these countries control.
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
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005 and March 22, 2017, Mumbai on November 26, 2008, Paris on November 13, 2015 and August 9, 2017, Brussels on March 22, 2016, Nice on July 14, 2016, Berlin and Istanbul on December 31, 2016, and continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
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
We generate all our revenues in U.S. dollars, but we incur approximately 35% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2017 of our general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.
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
We have historically derived a significant part of our revenues from a small number of charterers. During 2017, approximately 67% of our revenues derived from our top five charterers. During 2016 and 2015, approximately 73% and 59%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.
A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.
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
We did not qualify for this statutory tax exemption under Section 883 of the Code for the 2016 and 2017 taxable years, although we may be able to qualify for this exemption in future taxable years.
Since we and our subsidiaries are not entitled to the exemption under Section 883 of the Code for the 2017 taxable year, we and our subsidiaries are subject to an effective 2% United States federal income tax on the shipping income we derived during 2017 that is attributable to the transport of cargoes to or from the United States. The amount of this tax was $28,475 for the 2016 taxable year and we estimate this to be approximately $44,268 for the 2017 taxable year.
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
If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.
The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

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
On January 27, 2014 we entered into an agreement to sell 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  In addition, on March 11, 2014 we entered into an agreement to sell 11,164,868 shares of our common stock in a private placement to 12 West Capital Fund LP and 12 West Capital Offshore Fund LP, two funds for which 12 West Capital Management LP is the investment manager. Pursuant to a registration rights agreement between us and TCP and 12 West Capital Management LP, we filed a registration statement registering for resale all of the common shares owned by them (in case of the Series B Preferred Shares, the common shares issuable upon conversion of the Series B Preferred Shares), which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), if such shares are sold under the registration statement. On December 29, 2016 we sold 719,425 shares of our common stock to Friends for total proceeds of $1,000,000. Further, on December 23, 2016 we issued 900,000 shares of our common stock to two funds managed by TCP in order to purchase the M/V "RT Dagr". We entered into a registration obligation agreement requiring us to register under the Securities Act the 900,000 shares sold to the funds managed by TCP, and such shares will become freely tradable without restriction under the Securities Act if they are sold under the registration statement that we intend to file. Finally, we have filed with the SEC two prospectus supplements under which we may issue and sell, in an at-the-market ("ATM") offering, shares of our common stock having an aggregate offering price of up to $10 million. From December 21, 2016 through January 26, 2017, we issued and sold 1,280,627 shares of our common stock through the ATM offering for net proceeds of approximately $2.7 million. That was the last transaction through the ATM, leaving approximately $7.20 million available for sale as of April 25, 2018.
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
Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. We own and operate containerships that transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. We also own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. As of April 25, 2018, our fleet consisted of eleven containerships and six drybulk carriers (comprised of three Panamax drybulk carriers, one Handymax drybulk carrier, one Kamsarmax and one Ultramax drybulk carrier). We also had one Kamsarmax vessel on order which is expected to be delivered in May 2018; we had also entered into an agreement to sell our Handymax drybulk carrier with the vessel expected to be delivered to its new owners by June 30, 2018. The total cargo carrying capacity of the eleven containerships is 388,632 dwt or 25,483 teu. The total capacity of our six drybulk vessels including our vessel on order and excluding the Handymax drybulk vessel agreed to be sold is 453,086 dwt. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  Since June 2005, the Company has purchased twenty eight vessels and ordered four newbuildings. Euroseas took delivery of the first newbuilding in

February 2016 and a second in January 2017. One newbuilding vessel contract was cancelled and the last one is expected to be delivered in the second quarter of 2018. The Company sold four vessels in 2009, one in 2012, two in 2013, three in 2015, two in 2016, two in 2017 and one in 2018 to date.
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
We raised approximately $43.3 million, $73.0 million and $93.6 million in net proceeds on February 5, 2007, July 5, 2007 and November 9, 2007, respectively, from three follow-on common stock offerings.  During September 2009 we raised approximately $0.65 million in net proceeds from the sale of 134,100 common shares sold pursuant to a sales agreement with Citigroup, as sales agent.  On June 22, 2012, we raised approximately $14.9 million in net proceeds from a shareholders' rights offering of common stock. On January 27, 2014 we raised approximately $29 million from the sale of 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, and on March 14, 2014 we raised approximately $14.4 million from the sale of 1,116,487 shares of common stock (adjusted for the 1-for-10 reverse split of our common stock effected on July 23, 2015) to funds managed by 12 West Capital Management LP. On September 17, 2015, our shareholders subscribed for 2,343,335 shares of common stock at a price of $4.50 per share, for gross proceeds of $10.55 million. In December 2016, we drew, from a company affiliated with our CEO, a loan of $2.0 million to finance working capital needs. This loan was repaid in full on February 28, 2017.  In December 2016, we issued 900,000 shares for the acquisition of M/V "RT Dagr" and raised $1.00 million by selling 719,425 shares of our common stock in a private placement to our largest shareholder, Friends. From December 21, 2016 through January 26, 2017, we issued and sold 1,280,627 shares of our common stock through our ATM offering resulting in approximately $2.7 million in net proceeds.
Our common shares traded under the symbol ESEA on the Nasdaq Global Market beginning January 31, 2007 and on the Nasdaq Global Select Market beginning January 1, 2008, and since June 26, 2015 have traded on the Nasdaq Capital Market.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.
B.	Business Overview
Our fleet consists of: (i) drybulk carriers that transport iron ore, coal, grain and other dry cargoes along worldwide shipping routes; and (ii) containerships that transport container boxes providing scheduled service between ports.  Please see information in the section "Our Fleet", below. During  2013, 2014, 2015, 2016 and 2017 we had a fleet utilization of  96.0%, 97.8%, 94.3%, 96.4% and 97.6%, respectively, our vessels achieved daily time charter equivalent rates of  $7,899, $7,528, $7,487, $7,259 and $8,289, respectively, and we generated revenues of $40.85 million, $42.59 million, $39.66 million, $29.79 million and $45.12 million, respectively.
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

Our Fleet
As of April 25, 2018, the profile and deployment of our fleet is the following:
Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Dry Bulk Vessels
XENIA	Kamsarmax	82,000		2016	TC until Jan-20 +1 year in charterer's option	$14,100 Option @ $14,350
EIRINI P	Panamax	76,466		2004	TC until Sep-18	Hire 103.25% of Average BPI 4TC(1)
PANTELIS	Panamax	74,020		2000	TC until Jun-18	$10,000 & a Gross Ballast Bonus of $525,000 (total equivalent to about $8,650)
TASOS	Panamax	75,100		2000	TC until Jun-18	$12,300
ALEXANDROS P	Ultramax	63,500		2017	TC until Jul-18	114% of BSI(2)
EKATERINI	Kamsarmax	82,000		2018(**)	-	-
MONICA P (***)	Handymax	46,667		1998	TC until May-18	$10,000
Total Dry Bulk Vessels	7	499,753
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Feeder	34,677	2,556	2001	TC until Nov-18	$9,950
JOANNA	Feeder	22,301	1,732	1999	TC until Sep-18	$10,500
MANOLIS P	Feeder	20,346	1,452	1995	TC until Apr-19	$9,500
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Aug-18	$10,500
NINOS	Feeder	18,253	1,169	1990	TC until Sep-18	$11,900
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Oct-18	$11,900
EM ASTORIA	Feeder	35,600	2,788	2004	TC until May-18	$8,000
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Apr-18	$8,100 for the next 20 days then $16,000
EM CORFU	Feeder	34,654	2,556	2001	TC until Dec-18	$9,950
EM ATHENS	Feeder	32,350	2,506	2000	TC until Mar-19	$10,400
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Aug-18 + 12 months in Charterer's option	$8,500 Option @ $15,000
Total Container Carriers	11	388,632	25,483
Fleet Grand Total	18	838,385	25,483

(*)	TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.
(**)	Ekaterini is expected to be delivered to the Company by May 2018.
(***)	Vessel has been agreed to be sold; to be delivered to its new owners by June 30, 2018.
(1)	Denotes the Baltic Panamax Index; The Average BPI 4TC is an index based on four time charter routes.
(2)	Denotes the Baltic Supramax Index

We plan to expand our fleet by investing in vessels in the drybulk and containership markets under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 25, 2018, all of our vessels, with the exception of the one that is under construction, are employed under time charter contracts.
As of April 25, 2018, approximately 54% of our ship capacity days in the remainder of 2018 and approximately 9% of our ship capacity days in 2019 are under contract.
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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2016 and 2017, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2016	Carrying Value as of December 31, 2017
Dry Bulk Vessels	(dwt)		(million USD)	(million USD)
PANTELIS	74,020	Jul-2009	$15.48(1)	$13.87(2)
EIRINI P	76,466	May-2014	$18.09(1)	$16.84(2)
XENIA	82,000	Feb-2016	$30.87(1)	$29.73(2)
TASOS	75,100	Jan-2017	-	$4.29
ALEXANDROS P.	63,500	Jan-2017	-	$17.24
Total Dry Bulk Vessels	371,086		$64.44	$81.97
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$10.53(1)	$9.71(2)
MANOLIS P	1,452	Apr-2007	$2.77(1)	$2.44
NINOS	1,169	Feb-2001	$1.51	$1.51
JOANNA	1,732	Jul-2013	$4.61(1)	$4.21
KUO HSIUNG	1,169	May-2002	$1.95	$1.68
AEGEAN EXPRESS	1,439	Sep-2016	$3.08(1)	$2.80
AKINADA BRIDGE	5,610	Dec-2017	-	$11.10
EM ASTORIA	2,788	Jun-2017	-	$4.68
EM ATHENS	2,506	Sep-2017	-	$4.20
EM CORFU	2,556	Nov-2017	-	$5.60
EM OINOUSSES	2,506	Oct-2017	-	$4.21
Total Container Carriers	25,483		$24.45(1)	$52.14
Fleet Total			$88.89	$134.11

(1) Indicates container and drybulk vessels for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2016.  We believe that the aggregate carrying value of these vessels, assessed separately, of $85.43 million as of December 31, 2016 exceeds their aggregate basic charter-free market value of approximately $49.60 million by approximately $35.83 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2016 were recoverable.
(2) Indicates container and drybulk vessels for which we believe, as of December 31, 2017, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2017.  We believe that the aggregate carrying value of these vessels, assessed separately, of $70.15 million as of December 31, 2017 exceeds their aggregate basic charter-free market value of approximately $54.1 million by approximately $16.05 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2017 were recoverable.
We note that all of our drybulk vessels, except for the vessel under construction, and all of our container vessels are currently employed under time charter contracts of durations from less than one to 20 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".
Please refer to page F-54 of the Notes to our financial statements (Note 20) for recent corporate developments.

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
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was amended and restated as of January 1, 2018 and its term extended until January 1, 2023.  It provided for a roughly 5% discount of the daily vessel management fee for any period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future can enter into a separate five year management agreement with Eurobulk. Eurobulk FE was founded in 2015 and is based in The Philippines. Since January 1, 2016, it manages our vessel M/V "Xenia" pursuant to a management agreement with the vessel's shipowning company, Kamsarmax One Shipping Ltd., with terms identical to the corresponding agreements of Eurobulk with the other shipowning companies; in 2017, Eurobulk FE also assumed the management of M/V "Tasos" and M/V "Alexandros" pursuant to agreements with their shipowning companies.
During 2015, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up including the 5% volume discount.  The management fee is adjusted annually for Greek inflation every January 1st. There was no adjustment for inflation from January 1, 2015, to date and, hence, we continue to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins. Under the amended and restated Master Management Agreement, as of January 1, 2018, the volume discount has been permanently incorporated into the daily management fee which remained unchanged at 685 Euros in 2018, and will be adjusted annually for inflation in the Eurozone. The terms and daily fee under the management agreements with Eurobulk FE were similarly adjusted.
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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 16.9 years on April 25, 2018, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $5,662 per day for the year ended December 31, 2017. We consider this amount to be among the lowest of the publicly listed drybulk or containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2017, our operational fleet utilization was 99.2%, down from 99.8% in 2016, while our commercial utilization rate increased from 96.7% in 2016 to 98.4% in 2017. Our total fleet utilization rate in 2017 was 97.6%.

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

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. During 2014, we ordered or acquired the contracts of four drybulk carrier newbuildings and acquired one secondhand drybulk carrier. During 2015 we sold three of our containerships. Within 2016 we took delivery of one newbuilding drybulk carrier and acquired another two secondhand containerships. In January 2017, we took delivery of one secondhand and one newbuilding drybulk carrier and sold one drybulk carrier and one containership. In addition, in March 2017, we signed an addendum to our newbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd. to proceed with the construction of an 82,000 DWT bulk carrier. In June, September, October and December 2017, we took delivery of five secondhand containerships, and in December 2017, we sold one feeder containership.  In April 2018, we sold one drybulk carrier.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. We also may use forward freight agreements ("FFA" or "FFAs") – as a substitute for time charter employment – to partly provide coverage for our drybulk vessels in order to increase the predictability of our revenues.  We look to deploy the remainder of our fleet on spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 25, 2018, on the basis of our existing time charters, approximately 54% of our vessel capacity in the remainder of 2018 and approximately 9% in 2019 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability us to make principal and interest payments on our debt and pay dividends to our shareholders.

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

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2017 calls for a reduction of more than 17% of our debt by the end of 2018 and an additional reduction of about 31% by the end of 2019 for a total of 48% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

Our Customers
Our major charterer customers during the last three years include Klaveness (Baumarine and Bulkhandling shipping pools), Cargill, Noble, CMA-CGM, Gold Star Line, Norden, Quadra and MSC amongst others. We are a relationship driven company, and our top five customers in 2017 include four of our top five customers from 2016 and three from 2015. (GSS, Klaveness, CMA-CGM, Norden and MSC). Our top five customers accounted for approximately 67% of our revenues in 2017, 73% of our revenues in 2016 and 59% of our revenues in 2015. In 2017, CMA, GSS, Klaveness, Norden and MSC accounted for 19%, 17%, 11%, 10% and 10% of our revenues, respectively. In 2016, CMA, GSS, MSC, Klaveness and Norden accounted for 14%, 22%, 16%, 15% and 7% of our revenues, respectively. In 2015, CMA, GSS, MSC, Quadra and Norden accounted for 18%, 16%, 13%, 7% and 5% of our revenues. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.
The Dry Cargo and Containership Industries
Dry cargo shipping refers to the transport of certain commodities by sea between various ports in bulk or containerized form.
Drybulk commodities are typically divided into two categories — major and minor bulks. Major bulks include coal, iron ore and grains, while minor bulks include aluminum, phosphate rock, fertilizer, raw materials, agricultural and mineral cargo, cement, forest products and some steel products, including scrap.
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
Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the Handysize, Handymax and Panamax drybulk carrier sectors and the containership sectors. Ownership of drybulk carriers and containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Diana Shipping Inc. (NYSE: DSX), Eagle Bulk Shipping Inc. (NASDAQ: EGLE), Genco Shipping and Trading Limited (NYSE: GNK), Navios Maritime Partners Inc. (NYSE: NMM), Star Bulk Carriers Corp. (NASDAQ: SBLK), Safe Bulkers, Inc. (NYSE: SB), Globus Maritime Limited (NASDAQ: GLBS), Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Diana Containerships Inc. (NYSE: DCIX).
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

Environmental and Other Regulations
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety, health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard ("USCG"), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.
We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
It should be noted that the U.S. is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined.  For example, in April 2017, the U.S. President signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.  Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.
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
Environmental Regulation – International Maritime Organization
 The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," adopted the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LPG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls , or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The IMO's Marine Environmental Protection Committee ("MEPC"), adopted amendments to Annex VI on regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.
This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs. Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs").  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea Area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA"), or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI is effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that all of our vessels are in substantial compliance with SOLAS and LL Convention standards.
Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required..
Although all our vessels are currently ISM Code-certified, such certification may not be maintained by all our vessels at all times. Non-compliance with the ISM Code may subject such party to increased liability, invalidate existing insurance or decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. For example, the U.S. Coast Guard and E.U. authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and E.U. ports.
Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.
The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers ("STCW").  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard on or after September 8, 2019. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Costs of compliance may be substantial.
Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost compliance could increase for ocean carriers and may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  The costs of compliance with a mandatory mid-ocean ballast exchange could be material, and it is difficult to predict the overall impact of such a requirement on our operations.
The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
Anti‑Fouling Requirements
In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the "Anti‑fouling Convention." The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.
Compliance Enforcement
Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate with the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:
(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement ("BSEE") announced a new Well Control Rule in April 2016, but pursuant to orders by the U.S. President in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years.  The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.
Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.  The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels ( the "VGP").  On March 28, 2013, the EPA re-issued the VGP for another five years from the effective date of December 19, 2013.  The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants.  For a new vessel delivered to an owner or operator after December 19, 2013 to be covered by the VGP, the owner must submit a Notice of Intent ("NOI") at least 30 days (or 7 days for eNOIs) before the vessel operates in United States waters. We have submitted NOIs for our vessels where required.
The USCG regulations adopted under the U.S. National Invasive Species Act ("NISA") impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or may otherwise restrict our vessels from entering U.S. waters.  The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is places on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3—first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3—first scheduled drydock after January 1, 2016.  All of our vessels have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.  Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
Two recent United States court decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown.  Second, on October 9, 2015, the Sixth Circuit Court of Appeals stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of "waters of the United States," pending further action of the court.  In response, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. In February 2017, the U.S. President issued an executive order directing the EPA and U.S. Army Corps of Engineers publish a proposed rule rescinding or revising the WOTUS rule.  In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to the President's order, under which the Agencies will interpret the term "waters of the United States" to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020.  Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.
European Union Regulations
In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.
Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.  The maritime EU-MRV regulation applies to all merchant ships of 5,000 gross tons or above on voyages from, to and between ports under jurisdiction of E.U. member states. Ships above 5,000 gross tons account for around 55.0% of the number of ships calling into E.U. ports and represent around 90.0% of the related emissions. Companies operating the vessels will have to monitor the CO2 emissions released while in port and for any voyages to or from a port under the jurisdiction of an E.U. member state and to keep records on CO2 emissions on both per-voyage and annual bases.  We submitted a monitoring plan to verifiers for each of our ships indicating the method chosen to monitor and report CO2 emissions and other relevant information, and, as of January 1, 2018, such plans were subsequently dispatched to each of our vessels for implementation. These or other developments may result in financial impacts on our operations that we cannot predict with certainty at this time.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained.  The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement.  The timing and effect of such action has yet to be determined.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, an initial IMO strategy for reduction of greenhouse gas emissions is expected to be adopted at MEPC 72 in April 2018.  The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on  carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The outcome of this order is not yet known.  Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operation.  For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code").  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC"), from a recognized security organization approved by the vessel's flag state.  Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The following are among the various requirements, some of which are found in the SOLAS Convention:
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

The USCG regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping). Our vessels are currently classed with Lloyd's Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.
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
The following table lists the drydocking or special survey for the vessels in our current fleet.
Vessel	Next	Type

MANOLIS P	June 2018	Intermediate Survey
NINOS	July 2018	Intermediate Survey
EM ATHENS	December 2018	Special Survey
EM ASTORIA	April 2019	Special Survey
EVRIDIKI G	May 2019	Intermediate Survey
JOANNA P	June 2019	Special Survey
EIRINI P	May 2019	Special Survey
EM CORFU	October 2019	Special Survey
AKINADA BRIDGE	October 2019	Special Survey
KUO HSIUNG	November 2019	Special Survey
PANTELIS	June 2020	Special Survey
TASOS	June 2020	Special Survey
EM OINOUSSES	September 2020	Special Survey
AEGEAN EXPRESS	October 2020	Special Survey
XENIA	February 2021	Special Survey
ALEXANDROS P	January 2022	Special Survey

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
Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, "Basis of Presentation and General Information", of the attached Financial Statements for a listing of our vessel owning subsidiaries.  Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to "Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities."
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
We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see "Critical Accounting Policies", below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.

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
Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled and unscheduled repairs, drydockings or special or intermediate surveys or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.
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
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, one of our affiliates, plus additional commission of up to 5% to other brokers involved in the transaction, plus address commission of up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period.
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
Related party management fees. These are the fees that we pay to our affiliated ship managers under our management agreements for the technical and commercial management that Eurobulk and Eurobulk FE perform on our behalf.
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
Other general and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors' liability insurance and reimbursement of our directors' and officers' travel-related expenses. We acquire executive services of our chief executive officer, chief financial officer, chief administrative officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.
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
Results from Operations
Year ended December 31, 2017 compared to year ended December 31, 2016
Voyage revenues. Voyage revenues for 2017 amounted to $45.12 million, increasing by 51% compared to the year ended December 31, 2016 during which voyage revenues amounted to $29.79 million. In 2017, we operated an average of 14.2 vessels, a 23% increase over the average of 11.52 vessels we operated during the same period in 2016. In the year 2017 our fleet had 4,965 voyage days earning revenue as compared to 3,926 voyage days earning revenue in 2016.  While employed, our vessels generated a time-charter equivalent (or "TCE") rate, of $8,289 per day per vessel in 2017 compared to a TCE rate of $7,259 per day per vessel in 2016, an increase of 14%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $2.44 million in charter commissions for the year ended December 31, 2017, representing 5.4% of charter revenues. This represents an increase over the year ended December 31, 2016, where commissions paid were $1.60 million, representing 5.4% of voyage revenues.
Voyage expenses. Voyage expenses for the year were $3.96 million and relate to expenses for certain voyage charters. For the year ended December 31, 2016, voyage expenses amounted to $1.29 million. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (8.8% and 4.3% in each of 2017 and 2016, respectively) of voyage revenues.  In 2017 some of our drybulk vessels were chartered on voyage charters to capitalise on the rising drybulk market, hence the higher percentage compared to 2016. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $21.91 million in 2017 compared to $18.16 million in 2016.  Daily vessel operating expenses per vessel amounted to $5,662 per day in 2017 versus $5,883 per day in 2016, a decrease of 3.8%.
Management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2017, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $4.04 million for the year, or $779 per day per vessel. During 2016, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $3.18 million for the year, or $754 per day per vessel. The increase in the total amount of U.S. dollars paid within 2017 is due to the higher exchange rates of the Euro (€) with respect to the U.S. dollar compared to the previous year and the higher number of vessels operated within the year 2017 compared to the previous year.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2017, we had a total of $3.42 million of general and administrative expenses as compared to $3.47 million in 2016.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2017, we had one vessel undergoing drydocking for a total of $0.7 million.  During 2016, we had three vessels undergoing drydocking for a total of $2.2 million.
Vessel depreciation. Vessel depreciation for 2017 was $8.37 million. Comparatively, vessel depreciation for 2016 amounted to $8.8 million. Vessel depreciation in 2017 was lower compared to 2016, despite a higher number of vessels operated in 2017. This is due to the vessels acquired in 2016 and 2017 (M/Vs "Xenia" and "Alexandros P.") which have lower average daily depreciation charges compared to the fleet average, due to their lower initial values (acquisition prices) and greater remaining useful lives compared to the remaining vessels of our fleet.
Loss on write-down of vessels held for sale. The Company recorded a loss on write-down of a vessel held for sale of $4.6 million in 2017. This amount was booked in order to reduce the carrying value of two vessels to their fair values. These vessels are one dry-bulk vessel (M/V "Monica P") and one containership (M/V "Aggeliki P."), which were both classified as held for sale as of September 30, 2017. M/V "Aggeliki P". was sold in December 2017 for a net price of approximately $4.4 million. As of December 31, 2017 M/V "Monica P". was still held for sale. The Company reached an agreement to sell the vessel on March 19, 2018. The vessel will be delivered to its buyers by June 30, 2018. The Company recorded a loss on write-down of a vessel held for sale of $5.92 million in 2016. This amount was booked in order to reduce the carrying value of one dry-bulk vessel (M/V "Eleni P") held for sale as of December 31, 2016 to its fair value, the value that it was actually sold.
Interest and other financing costs. Interest expense and other financing costs for the year were $3.37 million. Comparatively, during the same period in 2016, interest and other financing costs amounted to $2.53 million. Interest incurred and loan fees were higher in 2017 due to the higher average outstanding debt during the year as compared to 2016.
Derivatives gain/loss. In 2017, we had a marginal realized gain of $0.02 million from the net interest settlement on our interest rate swap contracts that we entered into in October 2014 and August 2017 and an unrealized gain of $0.05 million from the mark to market valuation on the same interest rate swaps compared to a realized loss of $0.13 million and unrealized gain of $0.01 million in 2016. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates.
Impairment in Joint Venture. In 2016, the Company recorded an impairment of $14.07 million on its investment in Euromar reducing the carrying value of the investment to zero, due to persisting depressed market environment and amended loan agreements based on which the Company concluded that its investment in Euromar was impaired and that the impairment was other than temporary.
Equity Loss in Joint Venture. As explained above, due to the impairment in Joint venture no equity loss was recorded in 2017. In 2016, we recognized a $2.44 million loss in our share in Euromar, compared to a $2.16 million loss in 2015. In September 2017, Euroseas acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture among the Company and two private equity firms, became a wholly-owned subsidiary of the Company. However, its vessels were substantially under the control of its lenders and were all sold by the end of 2017, and, thus, it has not been consolidated in our results nor any gain or loss from it has been recognized
Other Investment Income. In 2016, we recognized $1.02 million income from accrued dividends relating to $5.00 million of funds we have made available to Euromar, $4.00 million of which remained in an escrow account as of December 31, 2016 and were available to be invested in Euromar if called by our partners in good faith, and the $1.00 million of such funds contributed to Euromar in 2014 in the form of Preferred Units. These funds accrued dividends in Preferred Units of Euromar. In December 2016, we determined that it was unlikely to recover any investment in Preferred Units of Euromar and recorded an impairment of $4.42 million representing the entire value of Preferred Units; we also stopped recognizing any additional accrued dividends. As of December 31, 2016, our Other Investment is shown in our Consolidated balance sheet at $4.00 million which represents the funds in the escrow account. During 2017, we continued not recognizing any accrued dividends and hence, other investment income was nil for the period. The funds held in the escrow account were returned to us in September 2017.
Dividend Series B Preferred Shares. The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2017, the Company declared and paid in kind dividends of $1.81 million. In 2016, the Company declared and paid in kind dividends of $1.73 million.
Net loss. As a result of the above, net loss for the year ended December 31, 2017 was $7.9 million compared to a net loss of $45.95 million for the year ended December 31, 2016.
Year ended December 31, 2016 compared to year ended December 31, 2015
Voyage revenues. Voyage revenues for 2016 amounted to $29.79 million, decreasing by 24.9% compared to the year ended December 31, 2015 during which voyage revenues amounted to $39.66 million. In 2016, we operated an average of 11.52 vessels, a 21.8% decrease over the average of 14.74 vessels we operated during the same period in 2015. In the year 2016 our fleet had 3,926 voyage days earning revenue as compared to 4,988 voyage days earning revenue in 2015.  While employed, our vessels generated a time-charter equivalent, or TCE rate, of $7,259 per day per vessel in 2016 compared to a TCE rate of $7,487 per day per vessel in 2015, a decrease of 3.0%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements ), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.60 million in charter commissions for the year ended December 31, 2016, representing 5.39% of charter revenues. This represents a decrease over the year ended December 31, 2015, where commissions paid were $2.22 million, representing 5.59% of voyage revenues.
Voyage expenses. Voyage expenses for the year ended December 31, 2016 were $1.29 million and relate to expenses for certain voyage charters. For the year ended December 31, 2015, voyage expenses amounted to $2.31 million. Because our vessels are generally chartered under time charter contracts, voyage expenses usually represent a small fraction (4.3% and 5.8% in each of 2016 and 2015, respectively) of voyage revenues.  Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $18.16 million in 2016 compared to $25.2 million in 2015.  Daily vessel operating expenses per vessel amounted to $4,306 per day in 2016 versus $4,685 per day in 2015, a decrease of 8.1%.
Management fees. These are part of the fees we pay to Eurobulk and Eurobulk FE under our Master Management Agreement. During 2016, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $3.18 million for the year, or $754 per day per vessel. During 2015, Eurobulk and Eurobulk FE charged us 685 Euros per day per vessel totalling $4.15 million for the year, or $772 per day per vessel. The decrease in the total amount of U.S. dollars paid within 2016 is due to the lower exchange rates of the Euro (€) with respect to the U.S.

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
Impairment loss and loss on write-down of vessel held for sale. The Company recorded a loss on write-down of a vessel held for sale of $5.92 million in 2016. This amount was booked in order to reduce the carrying value of one dry-bulk vessel (M/V "Eleni P") held for sale as of December 31, 2016 to its fair value, the value that it was actually sold. The Company recorded a loss on write-down of vessel held for sale (M/V "Aristides NP") of $1.64 million in 2015. This amount was booked in order to reduce the carrying value of one dry-bulk vessel held for sale as of December 31, 2015 to its fair value, the value that it was actually sold.
Loss on termination and impairment of shipbuilding contracts.  During 2016, we recorded a $3.25 million loss on termination of the two Ultramax shipbuilding contracts and a $3.85 million impairment charge on the Kamsarmax shipbuilding contract based on the probability of terminating the contract at the time given the significantly above-market price of the contract; subsequent to year end, we negotiated a lower price for the newbuilding contract and decided to proceed with the construction of the vessel.
Interest and other financing costs. Interest expense and other financing costs for the year were $2.53 million. Comparatively, during the same period in 2015, interest and other financing costs amounted to $1.49 million. Interest incurred and loan fees were higher in 2016 due to the higher average outstanding debt during the year as compared to 2015.
Derivatives losses. In 2016, we had a realized loss of $0.13 million from the net interest settlement on our interest rate swap contracts that we entered into in January 2011, September 2013 and October 2014 and an unrealized gain of $0.01 million from the mark to market valuation on the same interest rate swaps compared to a realized loss of $0.31 million and unrealized gain of $0.05 million in 2015. We had entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates.
Equity Loss in Joint Venture. In 2016, we recognized a $2.44 million loss in our share in Euromar, compared to a $2.16 million loss in 2015. We owned a 14.286% interest in Euromar.
Impairment in Joint Venture. In 2016, the Company recorded an impairment of $14.07 million on its investment in Euromar reducing the carrying value of the investment to zero, due to persisting depressed market environment and amended loan agreements based on which the Company concluded that its investment in Euromar was impaired and that the impairment was other than temporary.
Other Income. In 2016, we recognized $1.02 million income from accrued dividends relating to $5.00 million of funds we had made available to Euromar, $4.00 million of which remain in an escrow account as of December 31, 2016 and were available to be invested in Euromar if called by our partners in good faith, and the $1.00 million of such funds contributed to Euromar in 2014 in the form of Preferred Units. These funds accrued dividends in Preferred Units of Euromar. The amount of Other Income from accrued dividends in 2015 was $1.21 million. In December 2016, we determined that it was unlikely to recover any investment in Preferred Units of Euromar and recorded an impairment of $4.42 million representing the entire value of Preferred Units; we also stopped recognizing any additional accrued dividends. As of December 31, 2016, our Other Investment was shown in our Consolidated balance sheet at $4.00 million which represents the funds in the escrow account.
Dividend Series B Preferred Shares. The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2016, the Company declared and paid in-kind dividends of $1.73 million. In 2015, the Company declared and paid in-kind dividends of $1.64 million.
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
Depreciation
We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment (if any). Depreciation is based on cost less the estimated residual scrap value. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge and possibly an impairment charge. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years from date of initial delivery from the shipyard and the residual value of our vessels is estimated to be $250 per lightweight ton.
Impairment of vessels
We review for impairment our vessels held for use whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. If we identify indication for impairment for a vessel, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from year three onwards.
The Company calculates the historical average rates over a 15-year period for 2016 and a 16-year period for 2017, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment test exercise is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for :
•	the effective fleet utilization rate;
•	estimated scrap values;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Our estimates for the time charter rates for the first two years are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2017 identified four of our vessels with indication for impairment as presented in the following table. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10% without an impairment indication.
There can be no assurance as to how long term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2017, may return to their previously depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment.. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.
For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".
For the four vessels which had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period for each of the vessels is presented below:
Vessel	Charter Rate as of 12/31/2017	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2018)	Rate Year 2 (2019)	Rate Year 3+ (2020+)	Breakeven Rate (USD/day)
Eirini P*	0	0	11	12,415	12,415	20,889	11,324
Xenia	14,100	25	23.5	12,534	12,534	21,090	9,209
Pantelis	10,500	0.5	7.5	12,057	12,057	20,287	11,781
Evridiki	11,000	1.0	8.5	10,140	10,140	14,853	9,694
 (*) This vessel is chartered at a market index linked rate.

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this annual report.
B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2018 and beyond.
Cash Flows
As of December 31, 2017, we had a working capital deficit of $2.45 million and have been incurring losses. Our cash balance amounted to $4.12 million and cash in restricted and retention accounts amounted to $9.08 million as of December 31, 2017. As of December 31, 2017, we had committed to pay an additional $18.0 million in relation to the construction of M/V "Ekaterini". An amount of $2.25 million has already been paid in February 2018, with the balance payable upon delivery of the vessel, which is expected in May 2018.
We intend to fund our working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing and proceeds from equity offerings. We have signed a term sheet to draw a loan up to $18.4 million for our newbuilding M/V "Ekaterini." In the unlikely event that these are not sufficient we may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the newbuilding contract itself, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Net cash from operating activities.
Our net surplus from cash flows provided by operating activities for 2017 was $7.96 million as compared to a cash flow deficit from operating activities of $0.83 million in 2016 and cash flow deficit from operating activities of $2.03 million in 2015. This represents the net amount of cash, after expenses paid, generated by chartering our vessels. Eurobulk and Eurobulk FE collect our chartering revenues and pay our chartering expenses on our behalf. The surplus is primarily due to the higher rates our vessels earned on average during 2017 compared to 2016. Our net loss for 2017 was $6.09 million, cash flow increased by $1.94 million from other operating assets and liabilities, $8.37 million from vessel depreciation, $4.6 million from a non-cash write-down of vessels held for sale, $0.32 million from amortization and write-off of deferred charges, $0.06 million from amortization of debt discount and $0.12 million from share-based compensation. Operating Cash flow was decreased by $0.8 million from a non-cash gain on the sale of vessels, $0.05 million unrealized gain on derivatives and $0.5 million of non-cash other operating income. In 2016, net cash flow deficit from operating activities was $0.83 million based on a net loss of $44.22 million, which was offset by $8.79 million of vessel depreciation, $20.94 million of equity loss and impairment of our investment in Euromar and impairment of other investment and $7.05 million from a loss on termination and termination of shipbuilding contracts and increased by $0.01 million unrealized gain on derivatives and further increased by $0.83 million from other operating assets and liabilities. In 2015, net cash flow deficit from operating activities was $2.03 million based on a net loss of $14.05 million, which was offset by $11.0 million of vessel depreciation and $1.64 million from a non-cash write-down of vessels held for sale, increased by $2.16 million of equity loss of our investment in Euromar, $0.05 million unrealized gain on derivatives and decreased by $1.51 million from other operating assets and liabilities.
Net cash from investing activities.
In 2017, we invested $39.7 million in advances for vessels under construction and acquisition and capitalized expenses, we had $9.6 million proceeds from the sale of vessels and another $4.0 million of inflows from cash realized released from other investment. In 2016, we invested $27.33 million in advances for vessels under construction and acquisition and had $4.2 million proceeds from the sale of vessels. In 2015, we invested $16.63 million in advances for vessels under construction and had about $9.5 million proceeds from the sale of vessels.
Net cash from financing activities.
In 2017, net cash provided by financing activities consisted of $0.55 million net proceeds from issuance of common stock for which we paid $0.34 million of offering expenses and $33.1 million proceeds from long term bank loans. We paid $0.23 million loan arrangement fees and repaid bank loans of $9.06 million and a related party loan of $2 million. In 2016, net cash provided by financing activities consisted of $3.17 million net proceeds from issuance of common stock for which we paid $0.08 million of offering expenses, $28.3 million proceeds from long term bank loans and $2.0 million proceeds from a related party loan. We paid $0.79 million loan arrangement fees and repaid loans of $18.46 million. In 2015, net cash used in financing activities consisted of $10.55 million net proceeds from issuance of common stock for which we paid $0.40 million of offering expenses, and $8.4 million proceeds from long term bank loans. We paid $0.44 million loan arrangement fees and repaid loans of $22.14 million.
Debt Financing
We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.
As of December 31, 2017, we had eight outstanding loans with a combined outstanding balance of $74.4 million. These loans have maturity dates between 2018 and 2023. Our long-term debt as of December 31, 2017 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2017 is provided in Note 9 of our attached financial statements. As of December 31, 2017, we are scheduled to repay approximately $12.9 million of the above bank loans in 2018.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2017, we were not in default of any credit facility covenant.
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
In 2010, we entered into our Euromar joint venture with two private equity firms. The Company has not provided any guarantees to Euromar beyond its capital already invested or funds put in escrow. None of the loans entered into by Euromar have any recourse to the Company. On September 7, 2017, Euroseas became the sole owner of Euromar at a nominal price of $1. The Company acquired the 85.714% interest in Euromar it did not already own and Euromar became a wholly-owned subsidiary of the Company. The Company provided no guarantees to Euromar's lenders, and none of the lenders have any recourse against the Company. As of December 31, 2017, all vessels of Euromar were sold with the consent of Euromar's lenders; all proceeds from such sales and any funds in excess of other liabilities were applied towards the indebtedness of Euromar with any excess indebtedness written off; Euromar was released from all its corporate guarantees to its lenders.
In January and May 2014, we ordered two Ultramax and two Kamsarmax drybulk carriers for which we have paid $15.64 million in 2014 and $17.01 million in 2015. In February 2016, we paid another $21.74 million after taking delivery of our drybulk carrier, M/V "Xenia". In the second and third quarter of 2016, we cancelled both Ultramax vessels ordered due to excessive construction delays, however, in December 2016, we agreed with the shipyard to acquire one of the Ultramax vessels, Hull DY 160 (named "Alexandros P"), for a significantly lower price than in the original contract and in settlement of our outstanding claims against each other. The Company applied the construction deposits already paid for Hull DY160 and a sister vessel, Hull DY 161, and contributed another $0.59 million for a total of $16.9 million for the acquisition of the vessel before any delivery expenses. The vessel was delivered to the Company in January 2017.
In September 2016 we took delivery of the feeder Containership MV Aegean Express for a cost of $3.1 million. In November 2016, we signed a memorandum of agreement to purchase the M/V "Capetan Tassos" (renamed M/V "Tasos"), a Panamax size drybulk carrier of 75,100 dwt built in 2000 in Japan for approximately $4.4 million. The vessel was delivered to us in January 2017. In December 2016 we purchased the feeder containership M/V "RT Dagr" by issuing 0.9 million shares of the Company's common stocks. In January 2017 we took delivery of the Ultramax newbuilding Hull DY 160 (named "Alexandros P.") for a total cost of $17.81 million. In March 2017 we declared our option to build a Kamsarmax vessel (to be named "Ekaterini") which will be delivered in May 2018 for $22.5 million. In June 2017 we took delivery of the feeder containership M/V "EM Astoria" for $4.75 million. In September 2017 we took delivery of the feeder containership M/V "EM Athens" for $4.2 million. In October 2017 we took delivery of the feeder containership M/V "EM Oinousses" for $4.3 million and the feeder containership M/V "EM Corfu" for $5.7 million. In December 2017 we took delivery of the intermediate containership M/V "Akinada Bridge" for $11 million. All these five containerships were purchased from Euromar LLC for $29.85 million.
We currently have three vessels scheduled for drydocking over the next 12 months. Furthermore, for the delivery  of the 82,000 DWT bulk carrier, M/V "Ekaterini", we have to make payments of $18.00 million in 2018 (refer to section above "B. Liquidity and Capital Resources – Cash Flows" for a discussion of how we plan to cover our working capital requirements and capital commitments).
Dividends
In 2015, 2016 and 2017, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2014, the Company paid $13,050 of dividends that accrued before the fourth quarter of 2013 but were previously unpaid.
Within 2015, 2016 and 2017, the Company declared twelve consecutive quarterly dividends on its Series B Preferred Shares, amounting to $1.64 million in 2015, $1.73 million in 2016 and $1.81 million in 2017, all of which were paid in-kind.
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
The supply of drybulk carriers, containerships vessels is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of the end of March 2018, the capacity of the fully cellular worldwide container vessel fleet was approximately 21.15 million teu with approximately 2.68 million teu, or, about 13.0% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand. Similarly, as of the end of March 2018, as reported by industry sources, the capacity of the worldwide drybulk fleet was approximately 823.6 million dwt with 81.2 million dwt, or, about 9.9% of the present fleet capacity was on order.

The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Handysize and Handymax bulkers and Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  During the same period, Panamax drybulk carriers were scrapped at an average age of 29 years. However, the scrapping rate increased significantly and the average age decreased since the beginning of October of 2008 when daily charter rates declined. Increased charter hire rates in the drybulk market commencing in the second quarter of 2009 resulted in decreased scrapping rates of drybulk vessels throughout 2010. However, as the drybulk market declined throughout 2012, 2013, 2014 and 2015, scrapping rates of drybulk vessels increased again. In 2016 dry bulk rates increased, however, scraping activity remained strong, at close to 2015 levels. In 2017 scrapping of drybulk vessels declined to almost half of its 2016 level. Similarly, continued weakness of containership charter hire rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35 year record. In 2017 scrapping rates declined year on year reaching 400,000 teu
Declining shipping charter hire rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of March 5, 2018, approximately 39% of our ship capacity days in remainder of 2018 and approximately 6% of our ship capacity days in 2019, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
E.	Off-balance Sheet Arrangements
As of December 31, 2017, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2017:
In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Bank debt	$74,412,271	$18,862,000	$38,286,299	$15,535,000	$7,728,972
Interest Payments (1)	$11,377,954	$4,419,360	$5,078,316	$1,762,632	$117,646
Vessel Management fees (2)	$25,390,390	$5,237,679	$10,070,919	$10,081,792	$-
Other Management fees (3)	$10,724,932	$2,000,000	$4,212,450	$4,512,482	$-
Newbuilding Commitments (4)	$18,000,000	$18,000,000	$-	$-	$-
Total	$139,905,547	$42,519,039	$57,647,984	$31,891,906	$7,846,618
(1)          Assuming the amortization of the loans as of December 31, 2017 described above, each loan's interest rate margin over LIBOR and average LIBOR rates of about 2.04%, 2.1%, 2.37%, 2.57%, 2.72% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2017. Also includes our obligation to make payments required as of December 31, 2017 under our interest rate swap agreements based on the same LIBOR forward rate assumptions (see Item 11).
(2)          Refers to our obligation for management fees under our Amended and Restated Master Management Agreement and management agreement with the shipowning companies in effect as of January 1, 2018 and expires on January 1, 2023.  The management fees have been computed for 2018 based on the agreed rate of 685 Euros per day per vessel (approximately $840) and for 2019 we have assumed an increase in the rate of 3.5% for inflation. We assumed no changes in the US Dollar to Euro exchange rate (assumed at 1.23 USD/Euro). We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no long bear obligations.
(3)          Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2019 on, we have assumed an inflation rate of 3.5% per year. The agreement expires on January 1, 2023.
(4)          Refers to the remaining payments for our newbuilding contract for the construction of M/V "Ekaterini" which is scheduled to be delivered in May 2018.
G.          Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position
Aristides J. Pittas	58	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	57	CFO and Treasurer; Class A Director
Aristides P. Pittas	66	Vice Chairman; Class A Director
Stephania Karmiri	50	Secretary
Panagiotis Kyriakopoulos	57	Class B Director
George Taniskidis	57	Class C Director
Apostolos Tamvakakis	66	Class C Director (since June 25, 2013)
Christian Donohue	40	Series B Director (since December 7, 2017)

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
George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank's credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.Apostolos Tamvakakis has been a member of our Board of Directors since June 25, 2013. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Vice Chairman of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is Chairman of the BoD of AVIS, member of the Board of QUEST HOLDINGS and GEK TERNA S.A., Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.
Christian Donohue has been a member of the Board of Directors of Euroseas since December 7, 2017.  Mr. Donohue was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. Mr. Donahue is a Managing Director of TCP. Prior to joining TCP in 2007 he was a Vice President at GE Capital.
Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B.	Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2015 and 2016, under this Master Management Agreement, as amended, we paid Eurobulk $2,000,000 each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. As of January 1, 2018 this fee remained the same at $2,000,000.
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
On November 21, 2013, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2014, and the remainder vested on July 1,

2015. On November 3, 2014, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2015, and the remainder which vested on November 16, 2016. On November 6, 2015, the Board of Directors awarded 68,400 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2016, and the remainder will vest on July 1, 2017. On November 3rd 2016 the Board of Directors awarded 82,080 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which will vest on November 1, 2017, and the remainder will vest on November 1, 2018. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date. On November 2nd, 2017 an award of 100,270 non-vested restricted shares, was made to the directors, officers and key employees of Eurobulk of which 50% will vest on July 1, 2018 and 50% will vest on July 1, 2019.
C.          Board Practices
The current term of our Class A directors expires in 2020, the term of our Class B directors expires in 2018 and the term of our Class C directors expires in 2019.
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

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.

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
D.          Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2017, approximately 119 officers and 222 crew members served on board the vessels in our fleet.
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

Options
No options were granted during the fiscal year ended December 31, 2017. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 25, 2018 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner (1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of common Stock (13)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (14)	Percent of Voting of Series B Preferred Shares (14)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Friends Investment Company Inc(2)	3,857,695	34.2%	-	-		29.7%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	900,000	8.0%	30,386	81.4%	2,819,432	17.8%
Tennenbaum Opportunities Fund V, LLC (3, 4)	-	-	-	-	-	-
Family United Navigation Co	390,000	6.2%	-	-	-	5.4%
Preferred Friends Investment Company Inc(4)	-	-	6,928	18.6%	642,805	2.5%
Aristides J Pittas(5)	58,220	*	-	-	-	*
George Taniskidis(6)	3,318	*	-	-	-	*
Panagiotis Kyriakopoulos(7)	46,393	*	-	-	-	*
Aristides P Pittas(8)	12,955	*	-	-	-	*
Anastasios Aslidis(9)	48,286	*	-	-	-	*
Apostolos Tamvakakis(10)	7,681	*	-	-	-	*
Timothy Gravely	-	*	-	-	-	*
Stephania Karmiri(11)	-	*	-	-	-	*
Symeon Pariaros(12)	33,856	*	-	-	-	*
All directors and officers and 5% owners as a group	5,668,404	50.3%	35,942	100%	3,462237	56.6%
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

(2)
Represents 3,857,695 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

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

(5)
Does not include 506,511 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,870 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 11,140 shares vesting on July 1, 2018, 8,910 shares of common stock vesting on November 16, 2018 and 11,140 shares vesting on July 1, 2019.

(6)
Does not include 17,831 shares held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 184 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,185 shares vesting on July 1, 2018, 948 shares of common stock vesting on November 16, 2018 and 1,185 shares vesting on July 1, 2019.

(7)	Includes 1,185 shares vesting on July 1, 2018, 948 shares of common stock vesting on November 16, 2018 and 1,185 shares vesting on July 1, 2019.
(8)
Does not include 505,189 shares of common stock held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 91 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,040 shares vesting on July 1, 2018, 2,430 shares of common stock vesting on November 16, 2018 and 3,040 shares vesting on July 1, 2019.

(9)	Includes 7,560 shares vesting on July 1, 2018, 6,048 shares of common stock vesting on November 16, 2018 and 7,560 shares vesting on July 1, 2019.
(10)	Includes 1,185 shares vesting on July 1, 2018, 948 shares of common stock vesting on November 16, 2018 and 1,185 shares vesting on July 1, 2019.
(11)
Does not include 488 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 1,185 shares vesting on July 1, 2018, 948 shares of common stock vesting on November 16, 2018 and 1,185 shares vesting on July 1, 2019.
(13)	Voting stock includes 140,362 unvested shares for a total of 11,274,126 issued and outstanding shares of the Company as of April 25, 2018.
(14)	As of March 31, 2018, Series B Preferred Shares vote on an as-converted basis weighted by 50%.
B.	Related Party Transactions
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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2018 and its term was extended until January 1, 2023. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five year period unless terminated on or before the 90th day preceding the preceding termination date. Each new vessel we may acquire in the future will enter into a separate management agreement either with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement, or, with Eurobulk FE with a rate and term coinciding with the rate and term of the Master Management Agreement. During 2015, 2016 and 2017, under the Master Management Agreement, as amended, we paid Eurobulk a fixed cost of $2,000,000 annually, which is adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $842.50 based on $1.23/Euro exchange rate) also adjusted annually for inflation every January 1st (there was no inflation adjustment on January 1, 2016 or January 1, 2017 as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case from January 1, 2012 to December 2017 as the total number of vessels owned by us (including the vessels owned by Euromar) was been greater than 20. In absence of this discount, the cost per ship per day would have been 720 Euros, or about $885.6.  This cost would have been reduced by half (342.5 Euros per vessel per day, or 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. Under the amended and restated Master Management Agreement, as of January 1, 2018, the volume discount has been permanently incorporated into the daily management fee which remained 685 Euros in 2018 to be annually adjusted for Eurozone inflation. The terms and daily fee under the management agreements with Eurobulk FE were similarly adjusted. Eurobulk has received fees for management and executive compensation expenses of $6,151,335, $5,179,596 and $6,042,353 during, 2015, 2016, and 2017, respectively.
As of its delivery on February 25, 2016, the management of the newly delivered vessel, M/V "Xenia" is performed by Eurobulk FE; M/V "Tasos" is also managed by Eurobulk FE since July 1, 2017 as well as M/V "Alexandros P" since its delivery on January 16, 2017.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2017, Eurochart received: $70,640  for vessel sales which is calculated as a 1% commission of the vessel sales price and $563,970 for chartering services calculated as 1.25% of chartering revenues. It also received $297,526 for vessel acquisitions we made including newbuildings from the sellers of the vessels.
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
On March 25, 2010, we entered into the Joint Venture with companies managed by Eton Park and an affiliate of Rhône, two private investment firms, to form Euromar LLC, or Euromar.  Eton Park's investments were made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments were made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar acquired, maintained, managed, operated and disposed of shipping vessels.  As part of the Joint Venture, Euroseas and its affiliates provided management services to Euromar, Euroseas granted registration rights to Eton Park and Rhône and Euroseas and certain affiliates granted Euromar certain rights of first refusal in respect of vessel acquisitions which have expired, and made certain arrangements with respect to vessel dispositions and chartering opportunities presented to Euroseas and its affiliates. There was one disposition of a Euromar vessel and six dispositions of Euroseas containerships vessel, all for scrap, which did not trigger any of the agreed arrangements. Regarding chartering opportunities, the arrangements the Company had with Euromar involved alternating between them in terms of whose vessel would be considered first in case of a conflict (in the first conflict, Euromar's vessel was to be chartered first, in the second conflict the Company's and so on). No chartering conflict arose. In entering into the joint venture of Euromar, the Company's strategy was to establish partners who by co-investing with the Company allowed it to diversify its investment in more vessels and take part in investments requiring larger amounts of capital than the Company was able to do on its own.  The arrangements regarding any chartering opportunities were effective for as long as Euromar had vessels managed by the Company.
On April 25, 2012, we amended the operating agreement of Euromar to extend the commitment period an additional year to March 25, 2013 and increased the maximum capital contributions owed by all members of Euromar to $245.0 million, of which the Company had committed an additional $10.0 million. In March 2013, we contributed $6.25 million and the remaining commitment expired uncalled (see Note 16 on page F-45 for a discussion of impairment of our investment in Euromar).
In October 2013, we entered into an agreement contributing $5 million into an escrow account to fund an additional capital commitment to Euromar for up to a five-year period in exchange for preferred units if such commitment was called.  The decision by Euromar to call the funds from escrow into Euromar itself would have been taken by Euromar's members other than the Company. In 2014, $1 million of the escrowed funds was contributed to Euromar. The preferred units had a preferred rate of return, commencing from the initial date of the commitment.  In the event such commitment or a portion of it was not called within the five year period, then Euroseas would have been issued preferred units to make up for any shortfall between the preferred rate of return and any actual amounts earned on the committed capital while in escrow.  The preferred units could have been redeemed at the option of Euromar, in part or in full, at any time on or after the second anniversary of the issuance of such units, and would have been mandatorily redeemed by Euromar on the earlier of (A) the seventh anniversary of the issuance of the units and (B) a public offering of Euromar; provided, however, that any redemption obligation would have been subordinate to, and could not have been made if it would have resulted in a default under, any obligations under any then existing credit agreement, guarantee, security agreement or similar agreement with any third party and Euromar.  The redemption price for each preferred unit would have been equal to the outstanding principal amount plus any outstanding accrual amount. As of April 25, 2018, we have no additional capital commitment to Euromar (see Note 16 on page F-45 for a discussion of impairment of this investment).
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
On September 7, 2017, Euroseas became the sole owner of Euromar LLC at a nominal price of $1. The Company acquired the 85.714% interest in Euromar it did not already own and Euromar LLC became a wholly-owned subsidiary of the Company. The Company provided no guarantees to Euromar's lenders, and none of the lenders has any recourse against the Company.

In June 2017 we took delivery of the feeder containership M/V "EM Astoria" for $4.75 million. In September 2017 we took delivery of the feeder containership M/V "EM Athens" for $4.2 million. In October 2017 we took delivery of the feeder containership M/V "EM Oinousses" for $4.2 million and the feeder containership M/V "EM Corfu" for $5.7 million. In December 2017 we took delivery of the intermediate containership M/V "Akinada Bridge" for $11 million. All these five containerships were purchased from Euromar LLC for $29.85 million.
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
The Series B Preferred Shares pay dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) during the first five years at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares' dividend rate will increase to 12% in years six and seven and to 14% thereafter and will be payable in cash. The Company declared $1.64 million, $1.73 million, and $1.81 million in dividends on its preferred shares during 2015, 2016 and 2017, respectively, all of which were paid in kind.

B.	Significant Changes
For significant events that occurred after December 31, 2017, please refer to Note 20 of the financial statements on page F-54 below.
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
Period	Low	High
Year Ended Dec. 31, 2013	$9.30	$17.90
Year Ended Dec. 31, 2014	7.50	14.20
Year Ended Dec. 31, 2015	2.55	8.40
Year Ended Dec. 31, 2016	1.19	4.85
Year Ended Dec. 31, 2017	1.14	2.31

1st quarter 2016	1.75	2.68
2nd quarter 2016	1.79	3.09
3rd quarter 2016	1.59	2.8
4th quarter 2016	1.19	4.85

1st quarter 2017	1.35	1.91
2nd quarter 2017	1.14	1.48
3rd quarter 2017	1,25	1.77
4th quarter 2017	1.66	2.31

1st quarter 2018	1.60	2.25
2nd quarter 2018 (through April 27)	2.10	2.35

October 2017	1.73	1.97
November 2017	1.71	2.31
December 2017	1.66	1.87
January 2018	1.60	1.89
February 2018	1.72	1.90
March 2018	1.90	2.25
April 2018 (through April 27)	2.10	2.35

B.	Plan of Distribution
Not Applicable.
C.	Markets
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
Common Stock
As of March 31, 2018, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 11,274,126 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Stock
As of March 31, 2018, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 37,314 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).

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

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our shipowning subsidiaries were incorporated during 2017, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2017 taxable year due to the widely-held nature of our stock.
For the reasons discussed below, we believe that we did not satisfy the Publicly-Traded Test for the 2017 taxable year and therefore we will not qualify for benefits of Section 883 of the Code for the 2017 taxable year.
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
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by value for the 2017 taxable year, and accordingly, we did not satisfy the listing threshold for the 2017 taxable year.  However, it is possible that our common stock may come to constitute more than 50% of our outstanding shares by value in a future taxable year in which case we may be able to satisfy the listing threshold and possibly the Publicly Traded Test.
Taxation in Absence of Exemption
Because the benefits of Section 883 of the Code are unavailable for the 2017 taxable year, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime. The amount of this tax for the 2016 taxable year was approximately $28,475, while for the 2017 taxable year the amount was approximately $44,268.
To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we may be subject to the 30% United States federal "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income is "effectively connected" with the conduct of a United States trade or business for the 2017 taxable year.
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
Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

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
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The total notional principal amount of our swaps as of December 31, 2017 and 2016 was $15 million and $10 million, respectively. The swaps have specified rates and durations. Refer to the table in Note 15 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2017 and December 31, 2016. On September 30, 2016, we terminated the $10 million notional amount 1.29% swap with Eurobank which began in July 2014. We paid $32,000 for this termination. In August 2017 we signed a $5 million 5 year step-up swap with HSBC. The swap rate is 1.4% until its first anniversary, 1.75% until the second, 1.85% until the third and 2.32% until its maturity. With these developments the effective coverage of our debt was about 19% by the end of 2016. During 2017, our average debt coverage was approximately 5% and by the end of 2017 approximately 18%.
As at December 31, 2017, we had $74.41 million of floating rate debt outstanding with margins over LIBOR ranging from 2.70% to 6.00%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decreased our cash flows in the twelve-month period ended December 31, 2017 by approximately $29,888 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2017 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.
Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2018	42,600	(150,000)
2019	30,470	(90,548)
2020	19,967	(50,137)
2021	12,821	(50,000)
2022 and thereafter	6,152	(30,137)

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
Foreign Exchange Rate Risk
The international drybulk and containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 35% of our vessel operating expenses (excluding depreciation and other operating income) in 2017 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 5% in 2017) are mainly in Euros and some other currencies. On December 31, 2017, approximately 36% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2017 was $0.04 million, and for the year ended December 31, 2016 we had a net foreign exchange loss of $0.04 million.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2017, would have increased our operating expenses by approximately $0.93 million and the fair value of our outstanding trade accounts payable by approximately $0.19 million.
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
(a)     Evaluation of Disclosure Controls and Procedures
Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2017. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2017, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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
Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2017. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2017.
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
Item 16C.          Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2016 (dollars in thousands)	2017 (dollars in thousands)
Audit Fees	$304	$290
Audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$304	$290
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
Not Applicable.
Item 16E.          Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable.
Item 16F.          Change in Registrant's Certifying Accountant
None.
Item 16G.          Corporate Governance
Please see Item 6.C. Board Practices - Corporate Governance.
OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.
Item 16H.          Mine Safety Disclosure
Not Applicable.

PART III
Item 17.	Financial Statements
See Item 18.
Item 18.	Financial Statements
The financial statements set forth on pages F-1 through F-54, together with the report of independent registered public accounting firm, are filed as part of this annual report.
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
2.8
Registration Obligation Agreement by and among Euroseas Ltd., Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC dated December 14, 2016 (previously filed as Exhibit 2.8 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 7, 2017 and incorporated by reference herein)

3.1
Shareholder Voting Agreement among Euroseas Ltd., Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd., All Seas Investors III LP, Friends Investment Company Inc. and Aristides J. Pittas dated March 25, 2010(11)

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
4.53
Loan Agreement between Saf-Concord Shipping Ltd et al., as borrowers, and Eurobank Ergasias S.a., as lead arranger, relating to a secured term loan of up to US$14,500,000 dated as of February 12, 2016(15)

4.54
Fourth Amendment to Shareholders Rights Agreement dated as of December 22, 2016 between Euroseas Ltd. and American Stock Transfer and Trust Company, LLC (previously filed as Exhibit 4.54 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 7, 2017 and incorporated by reference herein)

4.55
Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated December 20, 2016 (previously filed as Exhibit 99.1 on Form 6-K (File No. 001-33283) on December 22, 2016 and incorporated by reference herein)

4.56
Second Supplemental Agreement between Ultra One Shipping Ltd., as borrower, and HSH Nordbank AG, as lead arranger, for a term loan facility of up to US$19,000,000 dated December 22, 2016 (previously filed as Exhibit 4.56 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 7, 2017 and incorporated by reference herein)

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

Date: April 30, 2018

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

Index to consolidated financial statements

     Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Euroseas Ltd.
Majuro, Republic of the Marshall Islands
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the "Company" ) as of December 31, 2017 and 2016, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
 Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
 Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Athens, Greece
April 30, 2018

We have served as the Company's auditor since at least 2004, in connection with its initial public offering.

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2016 and 2017
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2016	2017
Assets
Current assets
Cash and cash equivalents		3,208,092	4,115,985
Restricted cash	9	655,739	1,998,452
Trade accounts receivable, net		1,432,114	1,479,282
Other receivables		870,415	1,609,099
Inventories	3	1,291,279	1,645,209
Prepaid expenses		172,398	319,559
Vessel held for sale	5	2,814,046	4,914,782
Total current assets		10,444,083	16,082,368

Long-term assets
Vessels, net	5	105,584,633	134,111,715
Advances for vessels under construction and vessel acquisition deposits	4	17,753,737	5,051,211
Restricted cash	9	5,484,268	7,084,267
Deferred charges, net	6	426,783	-
Other investment	16	4,000,000	-
Total assets		143,693,504	162,329,561

Liabilities, Mezzanine equity and shareholders' equity
Current liabilities
Long-term bank loans, current portion	9	5,549,218	12,170,528
Loan from related party	8, 9	2,000,000	-
Trade accounts payable		1,864,263	1,869,441
Accrued expenses	7	1,312,293	2,154,137
Deferred revenues		437,322	879,916
Due to related companies	8	11,539	1,280,577
Derivatives	15, 18	-	177,998
Total current liabilities		11,174,635	18,532,597

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2016 and 2017
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2016	December 31, 2017

Long-term liabilities
Long-term bank loans, net of current portion	9	44,366,976	60,175,276
Derivatives	15, 18	240,181	16,631
Vessel profit participation liability	9	-	1,297,100
Total long-term liabilities		44,607,157	61,489,007
Total liabilities		55,781,792	80,021,604
Commitments and contingencies	11
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 35,505 and 37,314 issued and outstanding, respectively)	17	33,804,948	35,613,759
Shareholders' equity
Common stock (par value $0.03, 200,000,000 shares authorized, 10,876,112 and 11,274,126 issued and outstanding)	19	326,283	338,230
Additional paid-in capital		283,757,739	284,236,597
Accumulated deficit		(229,977,258)	(237,880,629)
Total shareholders' equity		54,106,764	46,694,198
Total liabilities, mezzanine equity and shareholders' equity		143,693,504	162,329,561

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2015, 2016 and 2017
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2015	2016	2017
Revenues
Voyage revenue		39,656,670	29,789,036	45,117,582
Related party revenue	16	240,000	240,000	240,000
Commissions (including, $475,792, $372,806 and $563,970, respectively, to related party)	8, 14	(2,216,836)	(1,604,747)	(2,440,444)
Net revenue		37,679,834	28,424,289	42,917,138
Operating expenses
Voyage expenses	14	2,312,513	1,291,712	3,960,807
Vessel operating expenses (including, $305,150, $233,077 and $292,854, respectively, to related party)	8, 14	25,204,593	18,161,862	21,911,730
Other operating income		-	-	(499,103)
Dry-docking expenses		1,912,407	2,204,784	698,800
Vessel depreciation	5	10,995,023	8,788,121	8,372,237
Related party management fees	8	4,151,335	3,179,596	4,042,353
Other general and administrative expenses (including $2,000,000, $2,000,000 and $2,000,000, respectively, to related party)	8, 12	3,327,061	3,472,422	3,419,363
Net gain on sale of vessels (including $77,022, $27,741 and $46,238 to related party)	5	(461,586)	(10,597)	(803,811)
Loss on termination and impairment of shipbuilding contracts	4	-	7,050,179	-
Loss on write-down of vessels held for sale (including $28,055, $29,469 and $0, respectively, to related party)	5	1,641,885	5,924,668	4,595,819
Total operating expenses		49,083,231	50,062,747	45,698,195
Operating loss		(11,403,397)	(21,638,458)	(2,781,057)
Other income/(expenses)
Interest and other financing costs		(1,486,534)	(2,531,999)	(3,372,269)
(Loss)/gain on derivatives, net	15	(261,674)	(119,154)	61,556
Other investment income	16	1,212,938	1,024,714	-
Impairment of other investment	16	-	(4,421,452)	-
Foreign exchange gain / (loss)		22,421	(41,402)	(40,762)
Interest income		26,656	22,330	37,972
Other expenses, net		(486,193)	(6,066,963)	(3,313,503)
Equity loss in joint venture	16	(2,158,393)	(2,444,627)	-
Impairment in joint venture	16	-	(14,071,075)	-
Net loss		(14,047,983)	(44,221,123)	(6,094,560)
Dividends to Series B preferred shares	17	(1,639,149)	(1,725,699)	(1,808,811)
Net loss attributable to common shareholders		(15,687,132)	(45,946,822)	(7,903,371)
Loss per share attributable to common shareholders - basic and diluted	13	(2.45)	(5.63)	(0.71)
Weighted average number of shares outstanding during the year, basic and diluted	13	6,410,794	8,165,703	11,067,524

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders' equity
Years ended December 31, 2015, 2016 and 2017
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance, January 1, 2015	5,715,731	171,472	268,374,336	(168,343,304)	100,202,504
Net loss attributable to common shareholders				(15,687,132)	(15,687,132)
Issuance of shares from rights offering, net of issuance costs	2,343,335	70,300	10,156,810	-	10,227,110
Rounding of stock split	794	24	(24)	-	-
Issuance of restricted shares for stock incentive award and share-based compensation	135,900	4,077	302,034	-	306,111
Balance December 31, 2015	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593
Net loss attributable to common shareholders	-	-	-	(45,946,822)	(45,946,822)
Issuance of shares from private placement, net of issuance costs	719,425	21,583	978,417	-	1,000,000
Issuance of shares for vessel acquisition, net of issuance costs	900,000	27,000	1,773,000	-	1,800,000
Issuance of shares sold at the market (ATM), net of issuance costs	978,847	29,365	1,881,287	-	1,910,652
Issuance of restricted shares for stock incentive award and share-based compensation	82,080	2,462	291,879	-	294,341
Balance December 31, 2016	10,876,112	326,283	283,757,739	(229,977,258)	54,106,764
Net loss attributable to common shareholders	-	-	-	(7,903,371)	(7,903,371)
Issuance of shares sold at the market (ATM), net of issuance costs	301,780	9,060	365,183	-	374,243
Issuance of restricted shares for stock incentive award and share-based compensation	100,270	3,008	113,554	-	116,562
Shares forfeited	(4,036)	(121)	121	-	-
Balance December 31, 2017	11,274,126	338,230	284,236,597	(237,880,629)	46,694,198

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

	2015	2016	2017
Cash flows from operating activities:
Net loss	(14,047,983)	(44,221,123)	(6,094,560)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation of vessels	10,995,023	8,788,121	8,372,237
Other operating income	-	-	(499,103)
Loss on write-down of vessels held for sale	1,641,885	5,924,668	4,595,819
Amortization and write off of deferred charges	150,189	613,326	322,475
Amortization of debt discount	-	-	60,988
Net gain on sale of vessels	(461,586)	(10,597)	(803,811)
Share-based compensation	306,111	294,341	116,562
Loss on termination and impairment of shipbuilding contracts	-	7,050,179	-
Unrealized gain on derivatives	(45,669)	(12,921)	(45,552)
Other investment income	(1,212,938)	(1,024,714)	-
Impairment of other investment	-	4,421,452	-
Equity loss and impairment of investment in joint venture	2,158,393	16,515,702	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	781,714	(23,842)	(47,168)
Prepaid expenses	172,725	3,108	(147,161)
Other receivables	(386,671)	360,976	(738,684)
Inventories	293,990	245,079	145,173
Increase / (decrease) in:
Due to related companies	(823,105)	(311,164)	1,269,038
Trade accounts payable	(1,262,798)	588,420	235,412
Accrued expenses	54,673	(8,447)	779,053
Deferred revenue	(341,525)	(24,802)	442,594
Net cash (used in)/provided by operating activities	(2,027,572)	(832,238)	7,963,312
Cash flows from investing activities:
Cash paid for vessels under construction, capitalized expenses and vessel acquisition	(16,628,889)	(27,329,824)	(39,698,984)
Advance received for vessel held for sale	1,122,208	-	-
Cash released from other investment	-	-	4,000,000
Proceeds from sale of vessels	7,345,342	4,196,268	9,552,260
Net cash used in investing activities	(8,161,339)	(23,133,556)	(26,146,724)

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

(Continued)
	2015	2016	2017
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	10,545,007	3,168,058	549,495
Offering expenses paid	(400,696)	(82,377)	(341,072)
Loan arrangement fees paid	(442,574)	(790,042)	(229,762)
Proceeds from long-term bank loans	8,400,000	28,300,000	33,112,500
Repayment of long-term bank loans	(22,135,960)	(18,464,125)	(9,057,144)
Proceeds from related party loan	-	2,000,000	-
Repayment of related party loan	-	-	(2,000,000)
Net cash (used in) / provided by financing activities	(4,034,223)	14,131,514	22,034,017

Net (decrease) / increase in cash, cash equivalents and restricted cash	(14,223,134)	(9,834,280)	3,850,605
Cash, cash equivalents and restricted cash at beginning of year	33,405,513	19,182,379	9,348,099
Cash, cash equivalents and restricted cash at end of year	19,182,379	9,348,099	13,198,704
Cash Breakdown
Cash and cash equivalents	8,715,636	3,208,092	4,115,985
Restricted cash, current	5,916,743	655,739	1,998,452
Restricted cash, long term	4,550,000	5,484,268	7,084,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	19,182,379	9,348,099	13,198,704
Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	1,352,737	1,727,186	2,637,715
Financing, and investing activities fees:
Loan arrangement fees accrued	72,600	38,400	74,863
Offering expenses accrued	3,279	178,308	12,488
Payment-in-kind dividends	1,639,149	1,725,699	1,808,811
Capital expenditures included in liabilities	385,488	218,909	64,476
Shares issued as consideration for vessel acquisition including inventory on-board	-	1,800,000	-

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

The operations of the vessels are managed by Eurobulk Ltd. ("Eurobulk" or "Manager") and Eurobulk (Far East) Ltd. Inc. ("Eurobulk FE"), collectively the "Managers", corporations controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece; Eurobulk FE has an office at Manilla, Philippines Suite 1003, 10th Floor Ma. Natividad Building, 470 T.M. Kalaw cor. Cortada Sts., Ermita. Both provide the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, while Eurobulk also provides executive management services, in consideration for fixed and variable fees (see Note 8).

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which, in turn, owns 33.3% of the Company's shares as of December 31, 2017.

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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

•
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V "Aggeliki P" which was built in 1998, acquired on June 21, 2010 and sold on December 6, 2017.

•
Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V "Joanna" which was built in 1999 and acquired on July 4, 2013. On January 8, 2016, the vessel has been renamed M/V "Vento di Grecale". On March 17, 2017 the vessel was again renamed to M/V "Joanna".

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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information - Continued

•
Kamsarmax One Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, agreed to acquire from Klaveness Bulk AS, the 82,000 DWT bulk carrier Hull No. YZJ2013-1116 (named M/V "Xenia"). The vessel is a new-building and was delivered on February 25, 2016.

•
Kamsarmax Two Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 4, 2014, entered on April 4, 2014, into a shipbuilding contract with Jiangsu Tianyuan Marine Import & Export Co., Ltd., and Jiangsu Yangzijiang Shipbuilding Co., Ltd. and Jiangsu New Yangzi Shipbuilding Co., Ltd., for the construction of a 82,000 DWT bulk carrier (Hull No. YZJ2013-1153). In July 2016, Kamsarmax Two Shipping Ltd. signed and amended agreement which provides it with an option to terminate the contract by December 31, 2016 (subsequently, extended to March 31, 2017) without any additional cost.  In March 2017, the Company decided not to exercise the option to terminate the contract but proceed with construction of the vessel (to be named M/V "Ekaterini") which is expected to be delivered by June 2018.

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

•
Hull 2 Shipping Ltd., incorporated in the Republic of the Marshall Islands on December 30, 2013, owner of the Marshall Islands flag 20,976 DWT / 1,645 TEU container carrier M/V "RT Dagr" which was built in 1998 and delivered on December 23, 2017. The vessel was sold on January 31, 2017.

•
Gregos Shipping Ltd., incorporated in the Republic of Liberia on May 25, 2017, owner of the Liberian flag 35,600 DWT / 2,788 TEU container carrier M/V "EM Astoria" which was built in 2004 and delivered on June 20, 2017.

•
Athens Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V "EM Athens" which was built in 2000 and delivered on September 29, 2017.

•
Corfu Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 34,654 DWT / 2,556 TEU container carrier M/V "EM Corfu" which was built in 2001 and delivered on October 29, 2017.

•
Oinousses Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V "EM Oinousses" which was built in 2000 and delivered on October 23, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

1.          Basis of Presentation and General Information - Continued

•
Bridge Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Island's flag 71,366 DWT / 5,610 TEU container carrier M/V "Akinada Bridge" which was built in 2001 and delivered on December 21, 2017.

Eurocan Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, is a non-vessel owning subsidiary of Euroseas Ltd.

As of December 31, 2017, the Company had a working capital deficit of $2.45 million and has been incurring losses. The Company's cash balance amounted to $4.12 million and cash in restricted retention accounts amounted to $9.08 million as of December 31, 2017.  As of December 31, 2017, the Company had committed to pay an additional $18.0 million in relation to the construction of M/V "Ekaterini". An amount of $2.25 million was paid on February 28, 2018 with the balance payable upon delivery of the vessel, which is expected in May 2018. The Company intends to fund its working capital requirements and capital commitments via cash at hand, cash flow from operations, new mortgage debt financing for the vessel under construction, debt balloon payment refinancing and equity offerings. The Company has signed a term sheet to draw a loan up to $18.4 million for its newbuilding M/V "Ekaterini." In the unlikely event that these are not sufficient the Company may also draw down up to $4.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer, and possible vessel sales (where equity will be released) or sale of the shipbuilding contract itself, if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the years ended December 31, 2015, 2016 and 2017, the following charterers individually accounted for more than 10% of the Company's revenues as follows:

	Year ended December 31,
Charterer	2015	2016	2017
CMA CGM, Marseille	17%	14%	19%
New Golden Sea Shipping Pte. Ltd., Singapore	16%	22%	17%
A/S Klaveness Chartering	-	15%	11%
MSC Geneva	13%	16%	10%
Dampskibsselskabet Norden A/S	-	-	10%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.
Inventories

Inventories are stated at the lower of cost and net realizable value.  Inventories are valued using the FIFO (First-In First-Out) method.

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which  includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.          Significant Accounting Policies - Continued

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of its construction.

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

Revenue and expense recognition

Revenues are generated from voyage charters and time charters.  If a charter agreement exists, the price is fixed, service is provided and the collection of the related revenue is reasonably assured, revenues are recorded over the term of the charter as service is provided and recognized on a pro-rata basis over the duration of the voyage or time charter adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable and is deemed to end upon the completion of discharge of the current cargo.  A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port. Demurrage income, which is included in voyage revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned.

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

Revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.  Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Investment in Joint Venture

Investments in companies over which the Company believes it exercises significant influence over operating and financial policies, are accounted for using the equity method. Under this method the investment is carried at cost, and is adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition and is adjusted for impairment whenever facts and circumstances determine that a decline in fair value below the cost basis is other than temporary. The amount of the adjustment is included in the determination of net income / (loss). The investment is also adjusted to reflect the Company's share of changes in the investee's capital.

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

Other investments

Investments over which the Company believes it does not exercise any influence are carried at the book value and are adjusted to recognize accrued income and are adjusted for impairment whenever facts and circumstances determine that they are not recoverable. The amount of the adjustment is included in the determination of net income / (loss) (Note 17).

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Earnings / (loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2016 and 2017, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares, while for the preferred shares issued the Company uses the if-converted method to assess the dilutive effect.

Segment reporting

The Company reports financial information and evaluates its operations by charter revenue and not by the type of ship employment for its customers, i.e. voyage or time charters.  The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters.  As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one operating segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The FASB also permitted early adoption of the standard, but not before the original effective date of December 15, 2016. Subsequent to the issuance of ASU 2014-09, the FASB issued the following ASU's which amend or provide additional guidance on topics addressed in ASU 2014-09.  In March 2016, the FASB issued ASU No. 2016-08, "Revenue Recognition - Principal versus Agent" (reporting revenue gross versus net). In April 2016, the FASB issued ASU No. 2016-10, "Revenue Recognition - Identifying Performance Obligations and Licenses."   Lastly, in May 2016, the FASB issued No. ASU 2016-12, "Revenue Recognition - Narrow Scope Improvements and Practical Expedients."   The standard is effective for annual periods beginning after December 15, 2017, and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative effect adjustment as of the date of adoption. Early adoption of the standard, but not before December 15, 2016 is permitted.  The Company adopted this standard as of January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. As a result of the adoption of this standard revenues generated under voyage charter agreements will be recognized on a pro-rata basis from the date of loading to discharge of cargo. Prior to the adoption of this standard, revenues generated under voyage charter agreements were recognized on a pro-rata basis over the period of the voyage which was deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or the time it receives a contract that is not cancelable, and was deemed to end upon the completion of discharge of the current cargo. The financial impact on the Company's financial statements will derive from voyage charters which do not commence and end in the same reporting period due to the timing of recognition of revenue, as well as the timing of recognition of certain voyage related costs. As no vessels of the Company had voyage charters that were in progress as of December 31, 2017, management believes that the implementation of this standard will not have any material impact on its financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

In July 2015, the FASB issued ASU 2015-11, "Simplifying the Measurement of Inventory" to simplify the measurement of inventory using first-in, first out (FIFO) or average cost method. According to this ASU an entity should measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices less reasonably predictable costs of completion, disposal and transportation. This update is effective for public entities with reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company adopted this ASU for the fiscal year ended December 31, 2017 with no material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The main provision of this ASU is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases. Accounting by lessors will remain largely unchanged from current U.S. GAAP but require the lessors to separate lease and non-lease components. The requirements of this standard include an increase in required disclosures. The Company expects that its time charter arrangements will be subject to the requirements of the new Leases standard as the Company will be regarded as the lessor. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. This update is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted for all entities. The Company is currently evaluating the impact, if any, of the adoption of this new standard and will evaluate any amendments that may be issued.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Stock Compensation. The new guidance is intended to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The standard is effective for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The Company adopted this ASU for the fiscal year ended December 31, 2017 with no material impact on its financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company has elected early adoption of this update. The Company evaluated the impact of this ASU on its financial statements and determined that there is no impact as the classification of the related cash payments and cash receipts has always been reported as described in the ASU.

In November 2016 the FASB issued the ASU 2016-18 – Restricted cash. This ASU requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The Company has elected early adoption of this update as of January 1, 2017 and the statements of cash flows for the years ended December 31, 2016 and 2017 explain the change during the respective periods in the total cash, cash equivalents and restricted cash. This presentation was applied retrospectively to all periods presented as required under the guidance.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2016	2017
Lubricants	788,426	1,526,221
Victualing	140,716	118,988
Bunkers	362,137	394
Total	1,291,279	1,645,209

4.	Advances for Vessels under Construction and Vessel Acquisition Deposits

Costs
Balance, January 1, 2016	32,701,867
Advances for vessels under construction	23,254,692
Vessel acquisition deposit	678,796
New building vessel delivered during the period	(31,831,439)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)
Balance, December 31, 2016	17,753,737
Advances for vessels under construction	5,784,204
Vessel acquisition deposit	3,824,668
New building vessel delivered during the period	(17,807,934)
Vessel delivered during the period	(4,503,464)
Balance, December 31, 2017	5,051,211

The balance as of December 31, 2016 represents advances for the acquisition of M/V "Alexandros P" (Hull No. DY160) of $17.1 million and a deposit of $0.7 million relating to M/V "Tasos".

Advances made by Kamsarmax One Shipping Ltd. related to M/V "Xenia" amounted to $10.0 million as of January 1, 2016 and additional advances of $21.8 million were made in 2016 or total of $31.8 million.  Kamsarmax One Shipping Ltd. took delivery of M/V "Xenia" on February 25, 2016.  Additionally, advances made related to the construction of Hull No. DY160 and Hull No. DY161 (see Note 1) amounted to $1.4 million in 2016.

The shipbuilding contracts for Hull No. DY160 and Hull No. DY161, both with Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd., and originally scheduled for delivery in the second and third quarters of 2016, respectively, were cancelled on June 29, 2016 and September 2, 2016, respectively, due to excessive construction delays. As a result, Ultra One Shipping Ltd. and Ultra Two Shipping Ltd. recognized a receivable of $17.1 million from Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd. representing the shipyard instalments paid and costs of  other spares/supplies incorporated into the vessels  in accordance with the shipbuilding contracts and, in

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

4.  Advances for Vessels under Construction and Vessel Acquisition Deposits - continued

addition, recorded a $3.2 million loss on the termination of the shipbuilding contracts representing other capitalized expenses  which were considered would not be recoverable under the shipbuilding contracts.

On December 21, 2016, Ultra One Shipping Ltd. signed an agreement to acquire from Yangzhou Dayang Shipbuilding Co., Ltd. and Sumec Marine Co., Ltd. Hull No. DY160 for $16.9 million.  The Company recognized as part of the cost of Hull No. DY160 the amount of $0.4 million representing the additional spares/supplies acquired for Hull No. DY160, which had been originally included in the receivable of $17.1 million, noted above. As a result, the receivable was reduced to $16.7 million.  In accordance with the agreement, the Company applied the remaining $16.7 million receivable, representing the shipyard instalments paid and cost of spares/supplies incorporated into Hull No. DY161 against the cost of Hull No. DY 160, and paid the remaining amount in cash.  Additional advances of $0.5 million were made in 2017 representing capitalized expenses or total of $17.8 million.  Hull No. DY160 was delivered to the Company on January 16, 2017 and was named M/V "Alexandros P".

Also, in December 2016, Kamsarmax Two Shipping Ltd. took an impairment charge on Hull No. YZJ2013-1153 as it considered it likely at that time that it would exercise its option to terminate the shipbuilding contract without any additional penalty. The Company recognized an impairment of $3.8 million representing the deposit paid to the shipyard as well as legal and other costs related to the shipbuilding contract. In March 2017, the Company decided not to exercise the option to terminate the contract but to proceed with the construction of Hull No. YZJ2013-1153, which is expected to be delivered by June 2018. The balance as of December 31, 2017 represents advances made by Kamsarmax Two Shipping Ltd. during 2017 for the construction of Hull No. YZJ2013-1153 (to be named "Ekaterini") amounting to $5.1 million.

On November 11, 2016, Areti Shipping Ltd. signed a memorandum of agreement to purchase M/V "Tasos" for approximately $4.4 million.  The deposit made under the memorandum of agreement and other capitalized costs amounted to $0.7 million as of December 31, 2016. The balance of the amount payable under the memorandum of agreement and other capitalized costs paid during 2017 amounted to $3.8 million or a total of $4.5 million together with the amount paid in 2016. M/V "Tasos" was delivered to the Company on January 9, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value

Balance, January 1, 2016	124,748,377	(35,790,625)	88,957,752
- Depreciation for the year	-	(8,788,121)	(8,788,121)
- New building vessel delivered during the period	31,831,439	-	31,831,439
- Vessel Acquisitions	4,958,345	-	4,958,345
- Sale of vessel	(3,749,135)	1,113,067	(2,636,068)
- Vessel held for sale	(18,410,922)	9,672,208	(8,738,714)
Balance, December 31, 2016	139,378,104	(33,793,471)	105,584,633
- Depreciation for the year	-	(8,372,237)	(8,372,237)
- New building vessel delivered during the period	17,807,934	-	17,807,934
- Vessel delivered during the period	4,503,464	-	4,503,464
- Capitalized expenses	15,252	-	15,252
- Vessel Acquisitions	30,015,188	-	30,015,188
- Sale of vessels	(9,318,842)	2,110,762	(7,208,080)
- Vessels held for sale	(18,081,755)	9,847,316	(8,234,439)
Balance, December 31, 2017	164,319,345	(30,207,630)	134,111,715

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel's age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

5.	Vessels, net - Continued

On May 10, 2016, the Company sold M/V "Captain Costas", one of the Company's containership vessels, for a net price of $2.65 million. After sales commissions of 4%, which includes the 1% payable to Eurochart, and other sale expenses, the Company realized a gain of $10,597.

On September 29, 2016, the Company acquired M/V "Aegean Express", a 1,439 teu containership vessel, for a purchase price plus costs required to make the vessel available for use of $3,151,940. On December 23, 2016, the Company signed a memorandum of agreement to purchase M/V "RT Dagr", a 1,645 teu feeder containership vessel built in 1998 in Germany, for approximately $1.81 million by issuing 864,292 shares of the Company's common stock and payment of acquisition expenses of $77,821 with another 35,708 common shares issued as payment for the amount of fuel that was acquired along with the vessel. On January 13, 2017, the Company agreed to sell for scrap M/V "RT Dagr", for a net price of $2.3 million.  The vessel was delivered to its buyers on January 31, 2017. The Company recorded a gain on sale of approximately $0.5 million presented in the "Net gain on sale of vessels" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P", a 72,119 dwt 1997-built drybulk carrier. The vessel was written down to its fair market value less costs to sell resulting in a non-cash loss of $5.92 million, or $0.73 loss per share basic and diluted. These amounts are presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  As of December 31, 2016, "Eleni P" is presented as "Vessel held for sale" at $2.81 million.  The vessel was delivered to its buyers on January 26, 2017.

On January 9, 2017, the Company acquired M/V "Tasos", a 75,100 dwt 2000-built drybulk carrier, for a purchase price plus costs required to make the vessel available for use of $4,503,464.

On September 30, 2017 the Company decided to sell for scrap M/V "Aggeliki P." a 2,008 teu 1998-built container carrier and M/V "Monica P" a 46,667 dwt 1998-built drybulk carrier.  Both vessels were written down to their fair market value, resulting in a non-cash loss of $4.6 million, or $0.42 loss per share basic and diluted. These amounts are presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations". The Company recorded a gain on sale of approximately $0.3 million presented in the "Net gain on sale of vessels" line in the "Operating Expenses" section of the "Consolidated Statements of Operations". M/V "Aggeliki P" was sold on December 6, 2017. M/V "Monica P" was still held for sale as of December 31, 2017 with a value of $4.9 million.

On June 20, 2017 the Company acquired the feeder containership (2,788 teu, 2004 built) M/V "EM Astoria" for a purchase price of $4.75 million.

On September 29, 2017 the Company acquired the feeder containership (2,506 teu, 2000 built) M/V "EM Athens" for a purchase price of $4.24 million.

On October 23, 2017 the Company acquired the feeder containership (2,506 teu, 2000 built) M/V "EM Oinousses" for a purchase price of $4.25 million.

On October 29, 2017 the Company acquired the feeder containership (2,556 teu, 2001 built) M/V "EM Corfu" for a purchase price of $5.66 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

5.	Vessels, net - Continued

On December 21, 2017 the Company acquired the intermediate containership (5,610 teu, 2001 built) M/V "Akinada Bridge" for a purchase price of $11.12 million.

The Company performed the undiscounted cash flow test as of December 31, 2016 and December 31, 2017 and determined that the net book value of its vessels held for use were recoverable.

Vessels with a carrying value of $134.1 million (2016: $103.78 million) have been mortgaged as security for the loans.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016and 2017
(All amounts expressed in U.S. Dollars)

6.	Deferred Charges, net

Deferred charges, net consist of loan commitment fees which are presented against the loan balance upon drawdown of the loan. In 2016, there were $420,391 of new commitment fees incurred for the loans intended to finance the acquisition of Hull No. DY160 and Hull No. DY161  upon delivery of the vessels. The Company wrote off the commitment fees related to the loan intended to finance the acquisition of Hull No. DY161 as a result of the cancellation of the shipbuilding contract (see Note 4). The commitment fees as of December 31, 2016 relate to the loan that was originally intended to finance the acquisition of Hull No. DY160 (M/V "Alexandros P"). Within the first quarter of 2017, another $13,700 of loan commitment fees were incurred for the loan intended to finance the acquisition of Hull No. DY160. The loan was drawn in January 2017.

	2016	2017
Balance, beginning of year	418,034	426,783
Write-off of loan commitment fees	(411,642)	-
Loan commitment fees	420,391	13,700
Reclassification as contra to loan upon drawdown	-	(440,483)
Balance, end of year	426,783	-

7.          Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2016	As of December 31, 2017

Accrued payroll expenses	230,917	329,308
Accrued interest expense	310,389	661,480
Accrued deferred charges	-	74,863
Accrued general and administrative expenses	278,826	209,161
Accrued commissions	54,173	100,793
Other accrued expenses	437,988	778,532
Total	1,312,293	2,154,137

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions

The Company's vessel owning companies are parties to management agreements with the Managers whereby the Managers provided technical and commercial vessel management for a fixed daily fee of Euro 685 for 2015, 2016 and 2017, under the Company's Master Management Agreement (see below). An additional fixed management fee (see below) is paid to the Managers for the provision of various management services. Vessel management fees paid to the Managers amounted to $4,151,335, $3,179,596 and $4,042,353 in 2015, 2016 and 2017, respectively.
The management agreement provides for an annual adjustment of the daily management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The Company's Master Management Agreement ("MMA") with Eurobulk was originally effective as of January 1, 2011 and with an initial term of five years until January 1, 2016. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins. The Master Management Agreement, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Managers a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time.
The MMA was amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 ("volume discount"); it was further renewed as of January 1, 2014 for a new five year term until January 1, 2019.
Starting January 1, 2013, the daily vessel management fee was adjusted to 720 Euros per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2015, 2016 and 2017.
The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euros 685 for the year 2018 and will be adjusted annually for inflation in the Eurozone. The terms and daily fee of the vessels managed by Eurobulk FE were similarly adjusted. The fee remained unchanged for the subsequent years starting January 1, 2015, 2016, 2017 and 2018. These fees are recorded under "Related party management fees" in the "Consolidated statements of operations".
In addition to the vessel management services, the Manager provides management services for the Company's needs as a public company. In 2015, 2016 and 2017 compensation for such services to the Company as a public company was $2,000,000 remaining unchanged and it remains unchanged for 2018. These amounts are recorded in "Other general and administrative expenses" in the "Consolidated statements of operations."
Amounts due to or from related companies represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2016 and 2017, the amounts due to related companies were $11,539 and $1,280,577 respectively. Based on the MMA between Euroseas Ltd. and Euroseas' ship owning subsidiaries and the Manager an estimate of the quarter's operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to the Manager.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - Continued

The Company in November 2016 reached an agreement with a related party, COLBY Trading Ltd a company controlled by the Pittas family and affiliated to its CEO, to draw a $2 million loan to finance working capital needs with an interest rate of 10% per annum. Interest on the loan was payable quarterly, there were no principal repayments until January 2018 when the loan would mature and there would be no prepayment penalty. The Company fully repaid this loan along with the first interest payment of $50,556 earlier than scheduled at the end of February 2017.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for vessel sales were $77,022, $55,796 and $70,640 in 2015, 2016 and 2017, respectively. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes. The Company withheld, on behalf of Eurochart, commissions of $141,700, $243,500 and $297,526 in 2015, 2016 and 2017, respectively, for vessels the Company acquired including payments made under its shipbuilding contracts. Commissions to Eurochart S.A. for chartering services were, $475,792, $372,806 and $563,970 in 2015, 2016 and 2017, respectively.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. ("Sentinel"); and with a crewing agent Technomar Crew Management Services Corp ("Technomar"). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were, $129,564 and $175,586 in 2015, $104,708 and $128,369 in 2016 and $131,750 and $161,104 in 2017, respectively.  These amounts are recorded in "Vessel operating expenses" in the "Consolidated statements of operations."

As of February 25, 2016, the management of the newly delivered vessel, M/V "Xenia" is performed by Eurobulk FE, Inc. M/V "Alexandros P." since its delivery on January 16, 2017 is also managed by Eurobulk (Far East) Ltd., Inc. Additionally M/V "Tasos" since July 1, 2017, is also managed by Eurobulk FE, which provides technical, commercial and accounting services. The terms of the management agreement between Kamsarmax One Shipping Ltd., Ultra One Shipping Ltd. and Areti Shipping Ltd.,  the owners of M/V "Xenia", M/V "Alexandros P." and M/V "Tasos" and Eurobulk (Far East) Ltd., Inc. are similar to agreements that our other vessel-owning subsidiaries have with the Manager.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2016	December 31, 2017
Xingang Shipping Ltd. / Joanna Maritime Ltd.	(a)	1,103,915	-
Pantelis Shipping Corp.	(b)	4,840,000	4,440,000
Noumea Shipping Ltd.	(c)	6,360,000	5,640,000
Eirini Shipping Ltd. / Areti Shipping Ltd.	(d)	11,600,000	11,600,000
Allendale Investments S.A. / Alterwall Business Inc. / Manolis Shipping Ltd. / Saf Concord Shipping Ltd. / Aggeliki Shipping Ltd. /Eternity Shipping Company / Jonathan John Shipping Ltd. / Joanna Maritime Ltd.	(e)	13,120,000	7,900,000
Kamsarmax One Shipping Ltd	(f)	13,333,000	12,399,000
Ultra One Shipping Ltd.	(g)	-	10,383,271
Gregos Shipping Ltd.	(h)	-	4,550,000
Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Athens Shipping Ltd.	(i)	-	17,500,000
		50,356,915	74,412,271
Less: Current portion		(5,697,915)	(12,862,000)
Long-term portion		(44,659,000)	(61,550,271)
Deferred charges, current portion		148,697	338,472
Deferred charges, long-term portion		292,024	491,883
Debt discount, current portion		-	353,000
Debt discount, long-term portion		-	883,112
Long-term debt, current portion net of deferred charges and debt discount		5,549,218	12,170,528
Long-term debt, long-term portion net of deferred charges and debt discount		44,366,976	60,175,276

Loan from related party
Euroseas Ltd.	(j)	2,000,000	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.          Long-Term Debt - continued

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2018	12,862,000
2019	23,434,972
2020	14,851,327
2021	14,601,000
2022	934,000
Thereafter	7,728,972
Total	74,412,271

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued
(a)
On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC to defer the six remaining consecutive quarterly instalments of $75,000 each (being $450,000 in aggregate) to be payable together with the balloon payment of $653,915 in one bullet payment of $1,103,915 in November, 2017. The asset coverage ratio was reduced from 130% to 75% until the maturity of this agreement. A cash sweep mechanism was put into place until the entire deferred amount was repaid. The loan was fully repaid in May 2017.

(b)
On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC to defer the six remaining consecutive quarterly instalments of $280,000 each (being $1,680,000 in aggregate) until (a) 29 September 2017 (being the initial final repayment date together with the balloon payment of $3,160,000 in one bullet payment of $4,840,000) or (b) to extend the final repayment date of the deferred amount and the balloon payment until 29 December 2018 if Euroseas agrees with the current lender of M/V "Evridiki G" (being Credit Agricole) or any other bank the extension of the repayment date of her balloon instalment at least until her current charter matures in the first quarter of 2018, which was finally agreed. In this case, the outstanding amount of $4,840,000 will be paid in four quarterly instalments, the first two instalments of $280,000 each, the third instalment in the amount of $560,000 and the fourth instalment of $3,720,000 comprised by $560,000 and the balloon payment. The first instalment will be paid in March 2018 and the following instalments at quarterly intervals thereafter and the last one in December 2018. The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put into place until the entire deferred amount is repaid. A cash collateral amount of $300,000 (corresponding to the minimum cash balance requirement) is to be pledged in the cash collateral account of the owner of M/V "Eirini P" / M/V "Tasos" or Euroseas as corporate guarantor. For the avoidance of doubt the aforementioned cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the M/V "Eirini P" / MV "Tasos" loan agreement (see (d) below). A prepayment of $0.4 million was also made within 2017 for the loan of Pantelis Shipping Corp. This prepayment was deducted from balloon repayment of the vessel's loan after an agreement between Euroseas and HSBC Bank PLC.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued
(c)
On December 22, 2016, the supplemental agreement with Noumea Shipping Ltd., owner of M/V "Evridiki G" was signed in order to refinance the final quarterly instalment of $720,000 and the balloon payment of $6,360,000 originally due in December 2016. The borrower and the lender agreed to amend the repayment profile in respect of the loan of which $7,080,000 remained outstanding as of the date of the supplemental agreement and to extend the final maturity date to January 2018. The loan will be repaid with three repayments of $720,000 each, due in December 2016, in July 2017 and in January 2018 together with the balloon payment of $4,920,000 due in January 2018. The security cover ratio covenant has been waived until November 15, 2017, when it was restored to 110%. The loan was refinanced in February 2018 (see Note 20-(a)).

(d)
On September 30, 2016, the Company signed a Supplemental Agreement with HSBC Bank PLC. The outstanding balance of the "Eirini Loan" of $12,850,000 prior to the closing of the Supplemental Agreement was reduced to $11,600,000 via prepayment of the cash collateral of $1,250,000 (which was effected after the signing of the Supplemental Agreement). In addition, seven principal instalments of $350,000 each, from June 2016 to December 2017 were deferred. Repayment of the loan will resume in March 2018 and the outstanding balance of $11,600,000 will be repaid in two quarterly instalments of $350,000 each, four of $725,000 each plus a balloon payment of $8,000,000 due in May 2019.  The asset coverage ratio was reduced from 130% to 75% until December 31, 2017. A cash sweep mechanism was put into place until the entire deferred amount is repaid. A cash collateral amount of $600,000 (corresponding to the minimum cash balance requirement) is to be pledged in the cash collateral account of the owner of M/V "Eirini P" / M/V "Tasos" or of Euroseas as corporate guarantor. For the avoidance of doubt the aforementioned, cash collateral is in addition to the cash collateral required to be maintained in the cash collateral account pursuant to the loan agreement of Pantelis Shipping Corp. M/V "Eleni P" was sold on January 26, 2017 and the proceeds from the sale were contributed to the Company during 2017 and were used to partly pay for the acquisition of M/V "Tasos".  HSBC Bank Plc. agreed to the sale of M/V "Eleni P" and the subsidiaries of such vessel with M/V "Tasos" as collateral for the loan.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued
(e)
On February 12, 2016, the Company signed and drew a term loan facility with Eurobank Ergasias S.A in order to refinance all of its existing facilities with the bank. This is a $14,500,000 loan drawn by Saf-Concord Shipping Ltd, Eternity Shipping Company, Allendale Investments S.A., Manolis Shipping Limited, Alterwall Business Inc., Aggeliki Shipping Ltd and Jonathan John Shipping Ltd. (which was cross-collateralized as per supplemental agreement dated September 27, 2016 replacing Eternity Shipping Company, the owner of M/V "Captain Costas" that was sold in 2016) as Borrowers. The loan is payable in twelve equal consecutive quarterly instalments of $460,000 each, with a balloon payment of $8,980,000 to be paid together with the last instalment in February 2019. The interest was based on LIBOR plus a margin of 6.00%. The loan is secured with the following: (i) first priority mortgages over M/V "Monica P", M/V "Captain Costas" replaced by M/V "Aegean Express" after her sale, M/V "Kuo Hsuing", M/V "Manolis P", M/V "Ninos", M/V "Aggeliki P", (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company, and (iv) a $2,800,000 cash collateral deposit pledged in favor of the bank. The Company paid loan arrangement fees of $247,500 for this loan. In August 2017, the Company applied $1 million from the pledged amount against the loan and prepaid an amount of $540,000 deducted from the balloon payment and made a prepayment of $460,000 that referred to the installment of the fourth quarter of 2017. In November 2017, the Company agreed with the lender to release M/V "Monica P." from the mortgage and substitute it with M/V "Joanna". In connection with this substitution, the Company prepaid an amount of $460,000 referring to the installment due in the first quarter of 2018 and another $280,000 deducted from the balloon payment. In December 2017, M/V "Aggeliki P." was sold for scrap. An amount of $2,100,000 from the sale of the vessel was prepaid, from which an amount of $1,840,000 was applied against the final four instalments and an amount of $260,000 was deducted from the balloon payment of the loan, and M/V "Aggeliki P" was released from its mortgage. After all the above prepayment, the balloon payment was reduced to $7.9 million with the repayment of the loan resuming in February 2019.

(f)
On February 17, 2016, the Company signed a term loan facility with Nord LB and on February 25, 2016 a loan of $13,800,000 was drawn by Kamsarmax One Shipping Ltd. to partly finance the purchase of M/V "Xenia". The loan is to be repaid in fourteen consecutive equal semi-annual installments of $467,000 plus a balloon amount of $7,262,000. The margin of the loan is 2.95% above LIBOR. The loan is secured with (i) first priority mortgages over M/V "Xenia", (ii) first assignment of earnings and insurance of M/V "Xenia", (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company. The Company paid loan arrangement fees of $187,335 for this loan.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued
(g)
On March 20, 2015, the Company signed a term loan facility with HSH Nordbank AG of up to the lesser of $19.00 million or 62.5% of the market value of Hull No DY 160 (named "Alexandros P") upon its delivery to partly finance the construction cost. A commitment fee of 0.9% per annum was payable until the loan was drawn. On April 28, 2016 and on October 27, 2016, the Company signed a supplemental loan agreement to the term loan facility signed on March 20, 2015 extending the allowed drawdown period until October 31, 2016 and subsequently until January 31, 2017 to account for delays in the construction of the Hull DY 160, and reducing the maximum loan amount to 55% of the market value of the vessel at delivery. On January 25, 2017, the Company drew $10,862,500 from HSH Nordbank secured by its newly acquired vessel M/V "Alexandros P" (ex-Hull DY 160). The loan is payable in thirteen equal consecutive quarterly instalments of $159,743 each, with a balloon payment of $8,785,841 to be paid together with the last instalment in April 2020. The interest rate margin is 3.00% over LIBOR. The loan is secured with (i) first priority mortgage over M/V "Alexandros P.", (ii) first assignment of earnings and insurance of M/V "Alexandros P.", (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $95,000 and commitment fees of $440,483 for this loan.

(h)
On June 15, 2017, the Company signed a term loan facility with Credit Agricole and on June 19, 2017 a loan of $4,750,000 was drawn by Gregos Shipping Ltd. to partly finance the purchase of M/V "EM Astoria". The loan is payable in twenty or sixteen consecutive equal quarterly installments of $100,000 plus a balloon amount of $2,750,000 or $3,150,000 ( the debt repayment schedule shown in the previous table assumes repayment in sixteen quarters). The margin of the loan is 2.65% above LIBOR. The loan is secured with (i) first priority mortgages over M/V "EM Astoria", (ii) first assignment of earnings and insurance of M/V "EM Astoria", (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to remaining loans of the Company. The Company paid loan arrangement fee of $50,000 for this loan. The Company has also entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of the vessel over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $1,297,100, presented in "Vessel profit participation liability" in the accompanying "Consolidated balance sheets" as of December 31, 2017, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service will be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank.

(i)
On February 27, 2018, Credit Agricole refinanced the loan of Noumea Shipping Ltd., owner of M/V "Evridiki G", (see Note 9-(c) and Note 20-(a)). Under this refinancing agreement, Gregos Shipping Ltd., provided a Corporate Guarantee secured by second ranking mortgage and second ranking assignment of earnings of the M/V "EM Astoria". Additionally, Noumea Shipping Ltd. provided a Corporate Guarantee secured by second ranking mortgage and second ranking assignment of earnings and insurances on the M/V "Evridiki G" to secure M/V "EM Astoria" existing loan with Credit Agricole indebtedness.

(j)	On October 19, 2017, the Company signed a term loan facility with Eurobank Ergasias S.A for an amount of $17,500,000. The loan was used to partially finance the acquisition of M/V "EM

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued
Athens", M/V "EM Oinousses", M/V "EM Corfu" and M/V "Akinada Bridge". The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on December 21, 2017.The loan is payable in five consecutive equal quarterly installments of $500,000 followed by eleven consecutive equal quarterly installments of $800,000 followed by a balloon payment of $6,200,000.  The loan bears interest at LIBOR plus a margin of 4.5%. The loan is secured with (i) first priority mortgages over M/V "EM Athens", M/V "EM Oinousses", M/V "EM Corfu" and M/V "Akinada Bridge", (ii) first assignment of earnings and insurance of the above mentioned vessels, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $137,638 within 2017 and another $54,862 within 2018 for this loan.

(k)
On November 29, 2016, Euroseas signed an agreement with Colby Trading Ltd, a company affiliated with its CEO, to draw a $2 million loan to finance working capital needs. Interest on the loan is payable quarterly, and there are no principal repayments until January 2018 when the loan matures. The Company may elect to capitalize the interest to the outstanding principal amount. Under certain limited circumstances, the Company can pay principal and interest in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. The Company repaid this loan, earlier than scheduled, on February 28, 2017 along with $50,556 interest.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 75% to 130%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,605,740 and $8,548,452 as of December 31, 2016 and 2017, respectively, and are included in "Restricted cash" under "Current assets" and "Long-term assets" in the consolidated balance sheets. As of December 31, 2017, all the debt covenants are satisfied.
Interest expense for the years ended December 31, 2015, 2016 and 2017 amounted to $1,336,345, $1,918,673 and $2,988,806, respectively. Capitalized interest for the years ended December 31, 2015, 2016 and 2017 and amounted to $697,048, $497,813 and $123,697, respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

The Company qualified for this exemption in 2015. For 2016 and 2017 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2016 was $28,475 and for the year ended December 31, 2017 is estimated at $44,268. The amount of the 2016 tax was paid on June 16, 2017 and was recorded within "Vessel operating expenses" in the accompanying consolidated statements of operations when paid. The amount for 2017 has not yet been paid.

11.	Commitments and Contingencies

(a)
As of December 31, 2017 a subsidiary of the Company, Alterwall Business Inc. owner of M/V "Ninos", has a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash, was provided on behalf of the Company. Legal proceedings continue.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million for any costs that may be incurred.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

11.	Commitments and Contingencies - continued

(b)
As of December 31, 2017 Areti Shipping Ltd. has a dispute with Windrose SPS Shipping and Trading ("Windrose"), a charterer, regarding Windrose's failure to pay the balance of the charter fee of $52,019 in relation to charter party agreement dated January 20, 2017. Additionally, Areti Shipping Ltd. paid an amount of $115,000 to a bunker supplier for portion of the total claim of $179,281, after facing an arrest of M/V "Tasos" in Brazil. The Company took the case to London arbitration and obtained an award of approximately $215,000. The award has yet to be collected. The Company has hired Swiss lawyers in order to proceed with the recovery of the funds in Switzerland where Windrose is based. The Company's management believe that they will fully recover the amount of $167,019 and hence no provision has been made.

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company's business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

For the construction of M/V "Ekaterini" (Hull No. YZJ2013-1153), in accordance with the amended shipbuilding contract, Kamsarmax Two Shipping Ltd has contractual obligations of $18.0 million in 2018, remaining to be paid from the total contract price of $22.5 million. An amount of $2.25 million has already been paid in February 2018, with the balance payable upon delivery of the vessel, which is expected until June 2018

As of December 31, 2017 future gross minimum revenues upon collection of hire under non-cancellable time charter agreements in excess of 1 year relate to the M/V "Xenia and total $10.0 million. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers' options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

12.          Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company's 2014 Stock Incentive Plan (the "2014 Plan"). The plan is administered by the Board of Directors which can make awards totaling in aggregate up to 2,500,000 shares, respectively over 10 years after the plan's adoption date. The persons eligible to receive awards under the plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, "key persons") as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.   Details of awards granted under the 2014 Plan during the three year period ended December 31, 2017 are noted below.

a)
On November 6, 2015 an award of 68,400 non-vested restricted shares, was made to 19 key persons of which 50% vested on July 1, 2016 and 50% vested on July 1, 2017; awards to officers and directors amounted to 40,040 shares and the remaining 28,360 shares were awarded to employees of Eurobulk.

b)
On November 3, 2016 an award of 82,080 non-vested restricted shares, was made to 19 key persons of which 50%  vested on November 1, 2017 and 50% will vest on November 1, 2018; awards to officers and directors amounted to 48,048 shares and the remaining 34,032 shares were awarded to employees of Eurobulk.

c)
On November 2, 2017 an award of 100,270 non-vested restricted shares, was made to 18 key persons of which 50% will vest on July 1, 2018 and 50% will vest on July 1, 2019; awards to officers and directors amounted to 57,700 shares and the remaining 42,570 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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
The compensation cost that has been charged against income for awards was $306,111, $294,341 and $116,569, for the years ended December 31, 2015, 2016 and 2017, respectively. The Company has used the straight-line method to recognize the cost of the awards.
A summary of the status of the Company's non-vested shares as of December 31, 2017 and changes during the year ended December 31, 2017, are presented below:
Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2017	116,280	2.08
Granted	100,270	1.76
Vested	(72,152)	2.53
Forfeited	(4,036)	2.78
Non-vested on December 31, 2017	140,362	1.60
As of December 31, 2017, there was $201,346 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan and is expected to be recognized over a weighted-average period of 0.779 years. The total fair value at grant-date of shares granted during the year ended December 31, 2015, December 31, 2016, and December 31, 2017 was $285,912, $99,317 and $176,475, respectively.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted earnings / (loss) per common share are computed as follows:

	2015	2016	2017
Income:
Net loss attributable to common shareholders	(15,687,132)	(45,946,822)	(7,903,371)
Basic and diluted earnings per share:
Weighted average common shares – Outstanding	6,410,794	8,165,703	11,067,524
Basic and diluted loss per share	(2.45)	(5.63)	(0.71)

During 2015, 2016 and 2017, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was 22,443, 0 and 0 shares in 2015, 2016 and 2017, respectively.

14.          Voyage and Vessel Operating Expenses

These consisted of:
	Year ended December 31,
	2015	2016	2017
Voyage expenses
Port charges and canal dues	832,917	421,140	1,734,979
Bunkers	1,479,596	870,572	2,225,828
Total	2,312,513	1,291,712	3,960,807

Vessel operating expenses
Crew wages and related costs	14,164,355	10,670,721	13,388,286
Insurance	2,412,366	1,649,313	1,871,330
Repairs and maintenance	503,934	341,481	824,962
Lubricants	2,433,956	1,611,543	1,549,265
Spares and consumable stores	4,058,153	2,770,405	3,098,275
Professional and legal fees	492,852	214,317	196,343
Other	1,138,977	904,082	983,269
Total	25,204,593	18,161,862	21,911,730

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

15.          Derivative Financial Instruments

Interest rate swaps

Effective October 17, 2014 and on August 8, 2017 respectively, the Company entered into two interest rate swaps with EFG Eurobank – Ergasias S.A. ("Eurobank") and HSBC Bank PLC ("HSBC") on a notional amount of $10.0 million and $5.0 million respectively for each of the contracts, each in order to manage interest costs and the risk associated with changing interest rates. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.97% (Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 0.50% until November 28, 2016 then 0.95% till November 28, 2017 and then 3.55% till May 28, 2019) based on the relevant notional amount. Under the terms of the swap, HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.93% (HSBC makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 1.40% until August 8, 2018 then 1.75% till August 8, 2019, then 1.85% until August 8, 2020 and then 2.32% till August 8, 2022) based on the relevant notional amount. One swap was effective from November 28, 2015 to December 31, 2017 and one swap was effective from August 8, 2017 to December 31, 2017, respectively.

The interest rate swaps did not qualify for hedge accounting as of December 31, 2016 and 2017.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2016	December 31, 2017

Interest rate swap contracts	Current liabilities – Derivatives	-	177,998

Interest rate swap contracts	Long-term liabilities – Derivatives	240,181	16,631

Total derivative liabilities		240,181	194,629

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2017
Interest rate swap contracts– Fair value	(Loss) / gain on derivatives, net	45,669	12,921	45,552
Interest rate swap contracts - Realized (loss) / gain	(Loss) / gain on derivatives, net	(307,343)	(132,075)	16,785
Total (Loss) / gain on derivatives		(261,674)	(119,154)	62,337

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

15.          Derivative Financial Instruments – continued

Freight Forward Agreements ("FFA")

In December 2017, the Company entered into three FFA contracts on the Baltic Panamax Index ("BPI") for the first three calendar months of 2018, totaling 90 days at an average time charter equivalent rate of $11,000 per day. The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to "Fair value measurements" to calculate the fair value of the FFA contracts (see Note 18).

FFA contracts not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2017
FFA contracts – Fair value	(Loss)/gain on derivatives, net	(781)
FFA contracts – Realized gain/(loss)	(Loss)/gain on derivatives, net	-
Total loss on derivatives		(781)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

16.	Investment in Joint Venture and Other Investment

On March 25, 2010, the Company entered into a partnership (the "Joint Venture") with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park's investments are made through Paros Ltd., a Cayman Islands exempted company, and Rhône's investments are made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC has been set up to acquire, maintain, manage, operate and dispose of shipping vessels.  The Company invested $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône each invested to $75.0 million for a 42.857% interest for a total of $175 million. Management of the vessels and various administrative services pertaining to the vessels are performed by Euroseas and its affiliates; strategic, financial and reporting services are provided by Euroseas. For these services, Euroseas earned $240,000 in 2017, 2016 and 2015. These amounts are recorded in "Related party revenue" under "Revenues".

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

The Company's share of the results of operations of the Joint Venture amounted to a loss of $2.2 million, $2.4 million and $0 million for the years 2015, 2016 and 2017, respectively. Euromar LLC has restructured its credit facilities between 2013 and 2016. As a consequence of the restructured credit facilities and continued adverse market developments, during 2016, the Company determined in June 2016 that its investment in the joint venture was not recoverable and as a result it recorded a $14.0 million impairment  and recorded  an additional impairment of $0.1 million in December 2016 for a total of $14.1 million for the year ended December 31, 2016 which is presented in the line "Impairment in joint venture" in the "Consolidated statements of operations". The carrying value of the Company's investment in Euromar LLC as of December 31, 2016 was zero and is presented in the "Investment in joint venture" in the "Consolidated balance sheets". In June 2017, the Company acquired one of the vessels of Euromar with the consent of its lender by assuming debt equal to the market value of the vessel with any excess indebtedness to the lender written off and Euromar released from any guarantees to the lender. In September 2017, Euroseas acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture among the Company and two private equity firms, became a wholly-owned subsidiary of the Company. However, Euromar vessels were substantially under the control of its lenders. The Company provided no guarantees to Euromar's lenders, and none of the lenders had any recourse against the Company. As of December 31, 2017, all vessels of Euromar were sold with the consent of Euromar's lenders; all proceeds from such sales and any funds in excess of other liabilities were applied towards the indebtedness of Euromar with any excess indebtedness written off; Euromar was released from all its corporate guarantees to its lenders. As a result of the above, Euromar has not been consolidated in our results nor any gain or loss from it has been recognized.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

16.	Investment in Joint Venture and Other Investment- continued

On October 15, 2013 by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, a Contribution Agreement was signed. Under this agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account  ("Escrowed Funds") controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC until December 31, 2018. With the distribution of the Escrowed Funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a "Preferred Unit") in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  In March 2014, in relation to the acquisition of a vessel by Euromar LLC, $1,000,000 of the Escrowed Funds was contributed into Euromar LLC .The Company is entitled to a "payment-in-kind" dividend at a rate of 19% per year compounded annually from the date of issuance. Euromar LLC can return any undistributed Escrowed Funds to the Company after the second anniversary of the agreement while after the fifth anniversary any undistributed Escrowed Funds will be returned to the Company and Preferred Units will be issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded accrued dividend income of $1,212,938, $1,024,714 and $0 for the years ended December 31, 2015, 2016 and 2017, respectively which is presented in the "Consolidated statements of operations" as "Other Investment Income". In the fourth quarter of 2016, the Company determined that its "Other investment" was not recoverable except for the undistributed Escrowed Funds ($4,000,000) and as a result it recorded a $4,421,452 impairment which is presented in the "Consolidated statements of operations" for the current period. The Company stopped recognizing dividend income from its "Other investment" from October 1, 2016. The Escrowed Funds were returned to Euroseas in September 2017.

In USD	Other Investment
Balance, January 1, 2015	6,183,800
Total gain for period included in Investment income	1,212,938
Balance, December 31, 2015	7,396,738
Total gain for the period included in Investment income	1,024,714
Impairment of other investment	(4,421,452)
Balance, December 31, 2016	4,000,000
Return of funds, September 22, 2017	(4,000,000)
Balance, December 31, 2017	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

17.          Preferred shares
	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2015	32,140	29,000,000	1,440,100	30,440,100
Dividends declared	1,639	-	1,639,149	1,639,149
Balance, December 31, 2015	33,779	29,000,000	3,079,249	32,079,249
Dividends declared	1,726	-	1,725,699	1,725,699
Balance, December 31, 2016	35,505	29,000,000	4,804,948	33,804,948
Dividends declared	1,809	-	1,808,811	1,808,811
Balance, December 31, 2017	37,314	29,000,000	6,613,759	35,613,759

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
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

For the year ended December 31, 2017, the Company declared four consecutive dividends totaling $1.8 million, all of which were paid in kind. The redemption liability as of December 31, 2017 is $37,306,766. If all the subsequent dividend payments are made in-kind, the Series B Preferred Shares will increase by $1,900,607 and $152,473 for the years 2018 and 2019, respectively. The redemption liability will be $39,207,373 and $39,359,846 as of December 31, 2018 and end-January 2019, respectively. After January 2019, the dividend will be payable only in cash as described above.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

18.          Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash,  trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives including interest rate swaps, trade accounts payable accrued expenses and due to related companies.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the "(Loss)/ gain on derivatives, net" in the "Consolidated statements of operations." As of December 31, 2017, the Company had two open swap contracts for a notional amount of $15.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its trade accounts receivable.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

The fair value of the Company's investments in FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

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

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2017
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current portion	$177,998		$177,998
Interest rate swap contracts, long-term portion	$16,631	-	$16,631	-

	Fair Value Measurement as of December 31, 2016
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, long-term portion	$240,181	-	$240,181	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

18.          Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

Vessels Held for Sale (see Note 5) are measured at fair value less estimated costs to sell. The fair value is based, for M/V "Eleni P" on the price agreed by the Company to sell the vessel to unrelated parties in a transaction that was concluded in January 2017,  for M/V "Aggeliki P" on the scrap price per ton as quoted by industry sources in October 2017 with the vessel sold in December 2017, and for M/V "Monica P" on market price estimates for sale to unrelated parties provided by Eurochart and third party brokers also in October 2017, respectively and are considered good estimates of the fair value of the vessels as of December 31, 2016 and 2017, respectively.

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P" with a carrying amount of $8.74 million, which was classified as vessel held for sale and written down to its fair value of $2.95 million, less estimated costs to sell of $0.13 million resulting in a loss of $5.92 million (Note 5), which was included in the accompanying consolidated statements of operations under "Loss on write down of vessel held for sale". The fair value of M/V "Monica P" is considered Level 2.

On June 15, 2017, the Company has also entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of M/V "EM Astoria" over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $1,297,100, presented in "Vessel profit participation liability" in the accompanying "Consolidated balance sheets" as of December 31, 2017, with a corresponding debit to a debt discount account, presented contra to the loan balance. The fair value of this participation agreement is considered Level 2, as it directly depends on the fair value or expected fair value of M/V "EM Astoria".

As of September 30, 2017 the vessel M/V "Monica P" with a carrying amount of $8.23 million, was classified as vessel held for sale and written down to its fair value of $5.0 million, less estimated costs to sell of $0.10 million, resulting in a loss of $3.33 million (Note 5), which was included in the accompanying consolidated statements of operations under "Loss on write down of vessels held for sale". The fair value of M/V "Monica P" is considered level 2.

As of September 30, 2017 the vessel M/V "Aggeliki P" with a carrying amount of $5.39 million, was classified as vessel held for sale and written down to its fair value of $4.3 million, less estimated costs to sell of $0.17 million, resulting in a loss of $1.26 million (Note 5), which was included in the accompanying consolidated statements of operations under "Loss on write down of vessels held for sale". The fair value of M/V "Aggeliki P" is considered level 2.

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

The key input that determines the fair value of the Company's "Investment in joint venture" is the cost of capital for investments in containership vessels which is not observable and hence is considered a level 3 item.  The Company estimated the cost of capital in the range of 9-10% p.a. based on its return threshold in considering investments in containerships which, in turn take into consideration the historical returns and volatility of such investments. Additional inputs required include earnings and operating cost assumptions for each vessel as well other expenses and liabilities of Euromar. As of December 31, 2016, the Company used the Discounted Cash Flow technique and a cost of capital of 9.5% p.a. to calculate the fair value of its equity investment in Euromar.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
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

Nonrecurring Fair Value Measurements at Reporting Date

		December 31, 2016					December 31, 2017
	Fair Value	Level 1	Level 2	Level 3	Loss 2016	Fair Value	Level 1	Level 2	Level 3	Loss 2017
Vessels held for sale	$2,946,923	-	$2,946,923	-	$5,924,668	$5,000,000	-	$5,000,000	-	$4,595,819
Other investment	$4,000,000	-	-	$4,000,000	$4,421,452	-	-	-	-	-
Investment in joint venture	0	-	-	0	$14,071,075	-	-	-	-	-
Vessel profit participating liability	-	-	-	-	-	$1,297,100	-	$1,297,100	-	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

18.          Financial Instruments - continued

The estimated fair values of the Company's financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2016 and 2017, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company's total borrowings approximates $73.7 million as of December 31, 2017 or $0.7 million less than its carrying value of $74.4 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair value of the  long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy  due to their variable interest rate, being the LIBOR.

For the year ended December 31, 2016, the fair value of the Company's "Other investment" was impaired by $4.4 million and presented in the "Consolidated balance sheets" with a value of $4.0 million which represents actual cash existing in an escrow account. The Company stopped recognizing income from "Other investment" in the three-month period ended December 31, 2016. The amount of $4.0 million of the escrowed funds, were actually returned to Euroseas in September 2017.

19.          Common Stock

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

During January 2017, following the Company's prospectus supplement filed with the SEC on December 20, 2016, the Company issued and sold at-the-market (ATM) 301,780 shares of common stock for gross proceeds net of commissions of $0.6 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2016 and 2017 and for the
Years ended December 31, 2015, 2016 and 2017
(All amounts expressed in U.S. Dollars)

20.          Subsequent Events

The following events occurred after December 31, 2017:

(a)
On February 27, 2018, the Company signed and drew a term loan facility with Credit Agricole in order to refinance the existing indebtedness of M/V "Evridiki G" with the bank. This is a $4,250,000 loan drawn by Noumea Shipping Ltd. as Borrower. The loan is payable in fourteen consecutive quarterly instalments. Thirteen of $303,000 each and a final instalment in the amount of $311,000. The margin of the loan is 3.00% above LIBOR. The loan is secured with the following: (i) first priority mortgages over M/V "Evridiki G" and collateral vessel (M/V "EM Astoria"), (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(b)
In March 2018, the Company signed a term sheet from a major commercial banking institution for a loan up to the lesser of $18.4 million or 65% of the vessel's market value for the financing of the construction of M/V "Ekaterini" (Hull No. YZJ2013-1153). The drawdown is expected to take place upon the delivery of M/V "Ekaterini" by June 2018 and is subject to customary definitive documentation. The loan will be payable in twenty consecutive quarterly instalments, eight in the amount of $400,000, and twelve in the amount of $325,000, with a $11,300,000 balloon payment to be made with the last installment. In case of lower utilization, the repayments will be reduced pro-rata. The interest rate margin is 2.80% over LIBOR. The loan will be secured with (i) first priority mortgages over M/V "Ekaterini" (Hull No. YZJ2013-1153), (ii) first assignment of earnings and insurance of M/V "Ekaterini" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(c)
On March 19, 2018, the Company signed a contract to sell M/V "Monica P", a 46,667 dwt vessel, built in 1998, which was classified as held for sale since September 30, 2017, for the gross amount of $6.45 million. The Company decided to sell this vessel to concentrate its drybulk fleet on the Ultramax, Panamax and Kamsarmax segments of the drybulk market. The Company is expected to record a gain on sale of approximately $1.4 million. The vessel is expected to be delivered to its buyers by June 30, 2018.