Form 20-F/A
period 2017-12-31
EUROSEAS LTD.
filed 2018-05-01
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F/A

Amendment No. 1
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

☐ Yes ☐ No

EXPLANATORY NOTE
Euroseas Ltd. (the "Company") is filing this Amendment No. 1 (the "Amendment") to the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018 (the "Original Filing"), solely to: (i) file Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T, which was inadvertently omitted from the Original Filing; (ii) amend "Item 19. Exhibits" to reflect filing of Exhibit 101; and (iii) indicate a conformed signature on the auditor's report, which was inadvertently omitted from the Original Filing. Exhibit 101 to this report provides the financial statements and related notes from the Form 20-F formatted in eXtensible Business Reporting Language ("XBRL").

This Amendment speaks as of the filing date of the Original Filing. Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, update or restate the information in any other item of the Original Filing, or reflect any events that have occurred after the filing date of the Original Filing.

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

8.1*	Subsidiaries of the Registrant
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte Certified Public Accountants S.A.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document
________________
*	Previously filed with the Original Filing

**
Filed with this Amendment on Form 20-F/A.  Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.
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
/s/ Deloitte Certified Public Accountants S.A.
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