Form 20-F
period 2018-12-31
EUROSEAS LTD.
filed 2019-04-25
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
12,515,645 common shares, $0.03 par value

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

 ☒ Yes       ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.  See definition of "accelerated filer," "large accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

FORWARD-LOOKING STATEMENTS
Euroseas Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This annual report contains forward-looking statements.  These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our manager's relationships and reputations in the container shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy; and
•	other factors discussed in the section titled "Risk Factors."
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
A. Selected Financial Data
SELECTED CONSOLIDATED FINANCIAL DATA
The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the five years in the five-year period ended December 31, 2018. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."
Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheets at December 31, 2017 and 2018, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.
Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd. ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented. The summary financials below refer to Euroseas Ltd. "continuing operations" giving effect to the spin-off of drybulk vessels to EuroDry ("discontinued operations") unless otherwise noted; historical comparative periods have been adjusted accordingly.
See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

Euroseas Ltd. – Summary of Selected Historical Financials (in U.S. Dollars except for Fleet Data and number of shares)
Year Ended December 31,
Statement of Operations Data	2014	2015	2016	2017	2018
Time charter revenue	32,587,186	35,509,971	21,409,236	24,278,048	36,062,202
Voyage charter revenue	4,731,423	-	47,979	559,319	206,682
Related party management fee income	240,000	240,000	240,000	240,000	-
Commissions	(1,917,559)	(1,965,466)	(1,151,879)	(1,318,248)	(1,844,147)
Net revenue, continuing operations	35,641,050	33,784,505	20,545,336	23,759,119	34,424,737
Voyage expenses	(3,919,860)	(1,852,482)	(1,209,085)	(1,564,489)	(1,261,088)
Vessel operating expenses	(22,604,520)	(21,833,674)	(13,853,444)	(15,019,342)	(19,986,170)
Other operating income	-	-	-	499,103	-
Dry-docking expenses	(1,975,591)	(1,332,378)	(2,204,784)	(571,291)	(2,774,924)
Vessel depreciation	(9,791,080)	(8,108,231)	(4,959,487)	(3,585,965)	(3,305,951)
Related party management fees	(4,346,584)	(3,589,167)	(2,399,461)	(2,632,637)	(3,536,094)
Other general and administrative expenses	(2,731,942)	(2,886,884)	(2,673,594)	(2,502,203)	(2,565,502)
Net gain on sale of vessels	-	461,586	10,597	803,811	1,340,952
Loss on write-down of vessels held for sale	(3,500,000)	(1,641,885)	(5,924,668)	(4,595,819)	-
Operating income / (loss), continuing operations	(13,228,527)	(6,978,610)	(12,668,590)	(5,409,713)	2,335,960
Interest and other financing costs	(1,611,178)	(1,398,553)	(1,370,830)	(1,554,695)	(3,050,768)
(Loss)/gain on derivatives, net	(44,648)	(261,674)	(119,154)	12,389	(44,343)
Other investment income	982,978	1,212,938	1,024,714	-	-
Impairment of other investment	-	-	(4,421,452)	-	-
Foreign exchange gain / (loss)	34,006	16,711	(31,033)	(30,214)	13,963
Interest income	419,366	26,445	22,277	37,972	81,792
Equity loss in joint venture	(2,541,775)	(2,158,393)	(2,444,627)	-	-
Impairment in joint venture	-	-	(14,071,075)	-	-
Net loss, continuing operations	(15,989,778)	(9,541,136)	(34,079,770)	(6,944,261)	(663,396)
Dividends to Series B preferred shares	(1,440,100)	(1,639,149)	(1,725,699)	(1,808,811)	(1,335,733)
Net loss attributable to common shareholders, continuing operations	(17,429,878)	(11,180,285)	(35,805,469)	(8,753,072)	(1,999,129)
Loss per share attributable to common shareholders- basic and diluted, continuing operations	(3.18)	(1.74)	(4.38)	(0.79)	(0.18)
Preferred stock dividends declared	1,440,100	1,639,149	1,725,699	1,808,811	1,335,733
Preferred dividends declared per preferred share	44.81	48.53	48.60	48.48	68.13
Weighted average number of shares outstanding during period, basic and diluted	5,479,418	6,410,794	8,165,703	11,067,524	11,318,197

Euroseas Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2014	2015	2016	2017	2018
Current assets, continuing operations	26,319,030	20,872,484	8,285,054	12,168,251	11,994,168
Current assets of discontinued operations	4,528,350	711,815	2,159,029	3,914,117
Vessels, net	71,826,876	52,521,193	41,145,269	52,132,079	48,826,128
Deferred assets and other long-term assets, continuing operations	44,985,424	51,185,084	33,459,098	28,919,785	6,134,267
Long-term assets of discontinued operations	42,918,932	47,116,387	58,645,054	65,195,329	-
Total assets	190,578,612	172,406,963	143,693,504	162,329,561	66,954,563
Total current liabilities, continuing operations	25,691,633	20,391,502	9,710,927	12,649,309	11,592,535
Current liabilities of discontinued operations	(501,404)	(1.026.121)	1,463,708	5,883,288	-
Long term bank loans, including current portion	33,417,000	22,201,040	20,402,911	34,014,502	36,586,790
Vessel profit participation liability	-	-	-	1,297,100	1,067,500
Long-term liabilities of discontinued operations	18,320,000	16,440,000	28,243,478	30,364,035	-
Total liabilities	59,936,008	45,279,121	55,781,792	80,021,604	44,376,584
Preferred shares	30,440,100	32,079,249	33,804,948	35,613,759	18,757,361
Common shares outstanding	5,715,731	8,195,760	10,876,112	11,274,126	12,515,645
Common stock	171,472	245,873	326,283	338,230	375,476
Total shareholders' equity	100,202,504	95,048,593	54,106,764	46,694,198	3,820,618

Cash Flow Data	Year Ended December 31,
	2014	2015	2016	2017	2018
Net cash (used in) / provided by operating activities of continuing operations	(5,633,563)	(905,910)	(5,088,067)	5,053,025	(1,474,830)
Net cash (used in) / provided by investing activities of continuing operations	(848)	8,904,008	1,109,456	(16,511,220)	6,253,868
Net cash provided by / (used in) financing activities of continuing operations	16,057,159	(20,058,980)	(6,341,223)	12,750,658	135,403

Fleet Data(1)	2014	2015	2016	2017	2018
Number of vessels	13.00	12.74	8.67	9.28	11.49
Calendar days	4,745	4,650	3,175	3,386	4,191
Available days	4,677	4,587	3,028	3,285	4,115
Voyage days	4,564	4,285	2,844	3,184	3,814
Utilization Rate (percent)	97.6%	93.0%	93.9%	96.9%	92.7%

	(In U.S. dollars per day per vessel)
Average TCE rate(2)	7,319	7,855	7,120	7,309	9,179
Vessel Operating Expenses	4,764	4,695	4,363	4,436	4,769
Management Fees	916	772	756	777	844
G&A Expenses	576	621	842	739	612
Total Operating Expenses excluding drydocking expenses	6,256	6,088	5,961	5,952	6,225
Drydocking expenses	416	287	694	169	662

(1) For the definition of calendar days, available days, voyage days and utilization rate, see "Item 5.A – Operating Results".
(2) Time charter equivalent rate, or TCE rate, is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results"). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.
The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.
Year Ended December 31,
	2014	2015	2016	2017	2018
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	32,587,186	35,509,971	21,409,236	24,278,048	36,062,202
Voyage charter revenue	4,731,423	-	47,979	559,319	206,682
Voyage expenses	(3,919,860)	(1,852,482)	(1,209,085)	(1,564,489)	(1,261,088)
Time Charter Equivalent or TCE Revenues	33,398,749	33,657,489	20,248,130	23,272,878	35,007,796
Voyage days	4,564	4,285	2,844	3,184	3,814
Average TCE rate	7,319	7,855	7,120	7,309	9,179

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
We are an independent shipping company that operates in the container shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influence charter rates. The demand for shipping capacity is determined primarily by the demand for containerized goods trade and the distance that those goods must be moved by sea. The demand for trade is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the container shipping industry may lead to volatile changes in freight rates, which may reduce our revenues and net income.
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
Our future profitability will be dependent on the level of charter rates in the international container shipping industry.
Containership rates ended 2013 at very depressed levels but increased gradually through the period to mid-2015 reaching levels comparable to those seen during the previous peak in mid-2011. However, the second half of the year 2015 saw a decline to the very low levels seen in 2013. In 2016, this declining trend continued, at a milder pace, reaching, or, for containerships greater than 2000 teu, falling below their 2013 levels, an all-time low. Beginning in early 2017 containership rates started a recovery. In the second half of the year rates initially stabilized and then slightly eased. In 2018, rates initially increased through May to the levels last seen in the second half of 2015, but still remained below their historical average. Thereafter, a decline began which erased the entirety of the gains by year end. Containership rates started 2019 in a depressed mode, but by April have gradually strengthened to levels that, although are below those achieved in the first half of 2018, are noticeably higher than the low rates seen in 2016.
Rates in the containership market are influenced by the balance of demand for and supply of vessels and may remain depressed or decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.
Some of the factors that influence demand for vessel capacity include:
•	supply of, and demand for, containerized cargo;
•	changes in the semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, including armed conflicts and terrorist activities;

•	embargoes and strikes;
•	the location of regional and global manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for semi-finished and finished consumer and industrial products;
•	the distance containerized commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.
Some of the factors that influence the supply of vessel capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.
We anticipate that the future demand for our container vessels and the charter rates of the corresponding markets will be dependent upon economic conditions in the United States, Europe and Japan, among other economies, as well as continued economic growth in China, India and the overall world economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.
An over-supply of containership capacity may lead to a reduction in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.
The market supply of containerships has been increasing, and the number of containerships on order reached historic highs in 2014. The orderbook has gradually declined and, as of April 1, 2019, is near its lowest level of the last twenty years. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a further reduction of charter rates. As reported by industry sources, the containership fleet increased by 2.2% in 2015, 3.2% in 2016, 2.9% in 2017 and 5.6% in 2018. So far in 2019, containership volumes have increased by 0.5%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of March 31, 2019, was approximately 22.14 million teu with approximately another 2.88 million teu, or about 13% of the fleet capacity on order, leading to the possibility that the growing supply of container vessels may exceed future demand, implying that charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2015, 2016, and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up; charter rates have improved since and reached profitable levels by the end of 2017, however, they remained volatile and can turn lower again depending on changes of demand for and supply of shipping capacity.  Charters renewed or entered into around the end of 2018 were at rates that were marginally profitable in some cases. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.
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
The fair market values of our vessels are related to prevailing charter rates. While the fair market value of vessels and the freight charter market have a very close relationship as the charter market moves from trough to peak, the time lag between the effect of charter rates on market values of ships can vary. A decrease in the market values of our vessels could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities, and we may incur a loss if we sell vessels following a decline in their market value.  Furthermore, a decrease in the market value of our vessels could require us to raise additional capital in order to remain compliant with our loan covenants, and could result in the foreclosure of our vessels and adversely affect our earnings and financial condition.
The market value of our vessels may increase or decrease depending on the following factors:
•	general economic and market conditions affecting the shipping industry in general;
•	supply of container vessels, including newbuildings;
•	demand for container vessels;
•	types and sizes of vessels;
•	scrap values;
•	other modes of transportation;
•	cost of newbuildings;
•	technological advances;
•	new regulatory requirements from governments or self-regulated organizations;
•	competition from other shipping companies; and
•	prevailing level of charter rates.
As vessels grow older, they generally decline in value. Due to the cyclical nature of the container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.
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
Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world's fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, China's growth rate of real gross domestic product, or "GDP", has been declining and is forecasted to further decline in 2019, and the United States, a major trading partner of China, has indicated that it may seek to implement more protectionist trade measures in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region, in general. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.
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
The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 have seen a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Current containership rates still remain below historical averages, affecting their profitability. The financial challenges faced by liner companies, some of which have announced efforts to obtain third party aid and restructure their obligations, including our charterers, have reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.
The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.
The containership industry is highly competitive and capital intensive. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we will have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China's economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (or "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.
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
Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the International Convention for the Prevention of Pollution from Ships of 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as MARPOL, including the designation of emission control areas, ECAs, thereunder, the International Convention on Load Lines of 1966, or the LL Convention, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984 and 1992, and amended in 2000, and generally referred to as the CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention, the

International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Water Act, or the CWA, the U.S. Clean Air Act, or the CAA, the U.S. Outer Continental Shelf Lands Act, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, and European Union regulations. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Furthermore, events like the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the shipping industry, and modifications to statutory liability schemes. Thus, we may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition. A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.
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
Environmental requirements can also require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports.  Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean up obligations and natural resource damages in the event that there is a release of bunkers or hazardous substances from our vessels or otherwise in connection with our operations.  We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations.  Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.
We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.
The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of Solas. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and Eurobulk Ltd. ("Eurobulk"), our affiliated ship management company (the "Manager"), are ISM Code-certified, but we may not be able to maintain such certification indefinitely.
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
The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry" for more information.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability.
The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 11 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Regulations relating to low sulfur emissions coming into effect on January 1, 2020 may adversely affect our revenues and profitability.

 Under maritime regulations due to take effect on January 1, 2020, ships will have to reduce sulfur emissions, for which the principal solutions are the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel.  We do not currently intend to install scrubbers on our fleet. We expect that our fuel costs and fuel inventories will increase beginning in 2019 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.

 Increased inspection procedures and tighter import and export controls and new security regulations could increase costs and disrupt our business.

International container shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.
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
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Bureau Veritas, Germanischer Lloyd and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security, or ISPS, certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Manager by Bureau Veritas.
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
Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies, or IACS. All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: "Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry" for more information.
Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.
Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014 but by the first quarter of 2016 fuel prices had fallen by more than 50%. Oil prices began rising in February 2016 until June 2016, due to, among other reasons, the war in Syria, oscillated until November 2016, due to movements in the U.S. dollar exchange rate and various geopolitical events, surging again since end-November 2016, due to the announcement by OPEC of future production cuts. In January 2017, oil prices maintained their levels while in February 2017 they further rose, reaching $53.83/bbl (for West Texas Intermediate, "WTI") on March 1, 2017. Oil prices subsequently oscillated until May 23, 2017 in the $45.5 to $54 range. In the following 30 days oil prices fell 17%, before beginning a rally of more than 40% until December 31, 2017. In 2018, oil prices continued to rise, albeit with significant fluctuations, to $74.15/bbl as of June 29, 2018 (+23% year to date) until August 15, 2018, the price corrected by 9.6% to $67.04/bbl. A rising trend resumed until early October, by which time the WTI had gained 14% ($76.41/bbl). In the fourth quarter of 2018, lower demand and the International Monetary Fund's lower GDP forecasts reversed the trend once more, reducing the oil price by 44% to $42.53 by December 24, 2018. Thereafter, oil prices rebounded responding, at least partly, to a 90-day trade war truce agreed between the United States and China. By April 1, 2019, WTI has risen by 49.1% to $63.43/bbl. Oil prices, however, remain below their 10-year average of ca. $71/bbl (for WTI). Any further increases in the price of fuel may adversely affect our operations, especially if such increases are combined with lower containership rates.
Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers, inventories, on board at the end of a period time or trip time charter, at a lower value than the acquisition value, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.

Rising crew costs may adversely affect our profits.
Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower containership rates.
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
We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.
Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.
Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (or "QE") and more recently the reversal of it, high levels of Non-Performing Loans (or "NPLs") in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.
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
Effects and events related to the Greek sovereign debt and economic crisis may adversely affect our operating results.
Greece has experienced a macroeconomic downturn in recent years, partially as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.
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
The United Kingdom ("UK") referendum on its membership in the European Union resulted in a majority of U.K. voters voting to exit the E.U. ("Brexit"). We have operations in the E.U., and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. While the exact way that Brexit will be achieved is uncertain, Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets generally and in the UK specifically. Any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.
Seasonal fluctuations could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.
We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to reinstate payment of dividends to our common shareholders. For example, the containership market is typically stronger in the spring and fall months following the celebration of Chinese New Year in the first quarter of each year and in anticipation of the increased demand during the year-end holiday season. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and cash available for distribution to our shareholders as dividends since our fleet is employed on period time charters. However, if our vessels are employed in the spot market in the future, seasonality may materially affect our operating results in the future.
We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.
All of our eleven vessels are currently employed on time charter contracts. Eight of our vessels are under time charters scheduled to expire during 2019 and three are under time charters scheduled to expire in 2020. As of April 1, 2019, the containership charter rates for vessels like ours remain below historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.
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
We have entered into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on LIBOR. Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2018, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $10 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.
To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our income statement. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, changes in the fair value of our derivative contracts would be recognized in "Accumulated Other Comprehensive Loss" affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk".
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
We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose the Manager's services or the Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against our Manager if it defaults on its obligations to us, you will have no recourse against our Manager. Further, we will need to seek approval from our lenders to change the Manager as our ship manager.
Because the Manager is a privately held company, there is little or no publicly available information about it and there may be very little advance warning of operational or financial problems experienced by the Manager that may adversely affect us.
The ability of the Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair the Manager's financial strength, and because the Manager is privately held it is unlikely that information about its financial strength would become public unless the Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Manager, even though these problems could have a material adverse effect on us.
We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders.

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

• the operations of the shipyards that build any newbuild vessels we may order;
• the availability of employment for our vessels;
• locating and identifying suitable high-quality secondhand vessels;
• obtaining newbuild contracts at acceptable prices;
• obtaining required financing on acceptable terms;
• consummating vessel acquisitions;
• enlarging our customer base;
• hiring additional shore-based employees and seafarers;
• continuing to meet technical and safety performance standards; and
• managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

• fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
• be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;
• decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
• significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
• incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or
• incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Furthermore, a delay in the delivery to us of any such vessel acquired, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize the expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.
Our business depends upon certain members of our senior management who may not necessarily continue to work for us.
Our future success depends to a significant extent upon our chairman and chief executive officer, Aristides J. Pittas, certain members of our senior management and our Manager. Mr. Pittas has substantial experience in the container shipping industry and has worked with us and our Manager for many years. He, our Manager and certain members of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.
Certain of our shareholders hold shares of Euroseas in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.
As of April 1, 2019, Friends Investment Company Inc. (or "Friends"), our largest shareholder and an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 29.6% of the outstanding shares of our common stock and unvested incentive award shares, representing 25.3% of total voting power (after accounting for the voting rights of our Series B Preferred Shares (defined below)). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of April 1, 2019, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 20.8% and 4.7%, respectively, of our common shares and unvested incentive award shares on an as-converted basis. In addition, we cannot enter into certain transactions without consent from holders of our Series B Preferred Shares.  This concentration of ownership and the consent rights of holders of Series B Preferred Shares may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us, and could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock.
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
We and our principal officers have affiliations with the Manager that could create conflicts of interest detrimental to us.
Our principal officers are also principals, officers and employees of the Manager, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and the Manager. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Manager. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Manager and vice versa. Eurobulk currently manages vessels for Euroseas and eight vessels that are not owned by Euroseas, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.
Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.
Companies affiliated with Eurobulk or our officers and directors own container carriers and may acquire additional containership vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any containership that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.
Our officers do not devote all of their time to our business.
Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with EuroDry, a publicly listed company spun-off from Euroseas in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.
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
The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. Our Series B Preferred Shares provide that we must pay a cash dividend to holders of the Series B Preferred Shares in an amount equal to 40% of any dividend we pay on our common shares on an as-converted-basis in addition to the dividend of the Series B Preferred Shares that is payable at the time.  This provision may be an important factor when our Board of Directors determines whether to declare dividends on our common shares. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.
If we do not have sufficient cash to pay dividends on our Series B Preferred Shares when due, we may suffer adverse consequences.
Until January 29, 2019, we were able to pay dividends on our Series B Preferred Shares in-kind (rather than in cash). After that date, dividends to holders of the Series B Preferred Shares must be paid in cash. If we do not have sufficient cash to pay dividends to holders of the Series B Preferred Shares, then our failure to pay such dividends would be a dividend payment default and would therefore cause the dividend rate to increase, pursuant to the terms of the Statement of Designations of the Series B Preferred Shares. In addition, failure to pay dividends on our Series B Preferred Shares when due will adversely affect our ability utilize shelf registration statements to sell our securities, which has been an important fund-raising avenue for us in the past.
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
To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2018, we had total bank debt of approximately $37.5 million. Our debt repayment schedule as of December 31, 2018 required us to repay $10.42 million of debt during the next two years and all remaining debt in the third year. As of April 1, 2019, we repaid $1.3 million of our total debt decreasing our outstanding debt to $36.2 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.
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
If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn,  could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest rates in most financing agreements in our industry have been based on published LIBOR rates. Our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate if the quoted LIBOR rate does not reflect their true cost-of-funds or if it is unavailable. Since some of our loans have such clauses, our borrowing costs could increase significantly if there is a market disruption of LIBOR, which could have an adverse effect on our profitability, earnings and cash flows.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.
Our Manager's current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Manager to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Manager may not be able to continue to hire suitable employees as we expand our fleet. If our Manager's affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.
If we acquire additional ships, whether on the secondhand market or newbuildings, and those vessels are not delivered on time or are delivered with significant defects, our earnings and financial condition could be adversely affected.
We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future. The delivery of any vessels we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects.
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
We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.
As of April 1, 2019, all of our vessels  are employed under time charters with remaining terms ranging from less than one month to eleven months based on the minimum duration of the charter contracts.  The percentage of our fleet that is under time charter contracts represents approximately 55% of our vessel capacity in the remainder of 2019 and 4% of our capacity in 2020.  Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that as of April 1, 2019 all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.
We or our Manager may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.
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
The operation of certain ship types, such as containerships, has certain unique risks.
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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 1, 2019, the vessels in our fleet had an average age of approximately 20.5 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.
If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.
Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.
As of April 1, 2019, the vessels in our fleet had an average age of approximately 20.5 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.
Technological innovation could reduce our charter income and the value of our vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our available cash could be adversely affected.
We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We enter into, among other things, charter-party agreements. Such agreements subject us to counterparty risks. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts, especially when the contracted charter rates are significantly above market levels. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters would be at lower rates given currently decreased charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on time charters may be at lower rates given currently decreased charter rate levels. As a result, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future and compliance with covenants in our credit facilities.
A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the containership, drybulk, tanker or offshore support shipping industries remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our current or future credit facilities and financing agreements.
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
If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as "war risk" zones or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter-hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.
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
If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations and other governments it could lead to monetary fines and/or adversely affect our reputation and the market for our shares of common stock and its trading price.
From time to time, vessels in our fleet on charterers' instructions may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government, the European Union, the United Nations and other governments. We endeavor to have trade exclusion clauses included in the charter contracts. All of our charters contain trade exclusion clauses relating to, among other locations, countries deemed by the United States as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. government has recently lifted certain sanctions with respect to Libya and made changes to the scope of the sanctions regime for Iran. Although the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, on January 16, 2016 pursuant to the Joint Comprehensive Plan of Action, a nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union, in May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018.
The United States sanctions administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury principally apply, with limited exception, to U.S. persons (defined as any United States citizen, permanent resident alien, entity organized under the laws of the United States or any jurisdiction within the United States, or any person in the United States) only, not to non-U.S. companies. The United States can, however, extend sanctions liability to non-U.S. persons, including non-U.S. companies, such as our Company.
The United States can also remove sanctions it has previously imposed. On January 16, 2016, the United States suspended certain sanctions against Iran applicable to non-U.S. companies, such as us, pursuant to the nuclear agreement reached between Iran, China, France, Germany, Russia, the United Kingdom, the United States and the European Union. To implement these changes, beginning on January 16, 2016, the United States waived enforcement as to non-U.S. companies of many of the sanctions against Iran's energy and petrochemical sectors described above, among other things, including certain provisions of CISADA, ITRA, and IFCA. In May 2018, President Trump announced the withdrawal of the United States from the Joint Comprehensive Plan of Action and almost all of the U.S. sanctions waived and lifted in January 2016 were reinstated in August 2018 and November 2018, respectively.
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
All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo and does not know the identity of the cargo owner. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.  As of April 1, 2019, none of our vessels have called on ports at the aforementioned countries in the past or are arranged to call such ports in the future.  The vessels' shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Sudan, Syria or Cuba or entities that these countries control.
Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries
We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001 and in a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in Iraq, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, economic sanctions or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Donald Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty concerning the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. In January 2019, the United States announced expanded sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in:
(a) the cost of goods exported from regions globally,
(b) the length of time required to transport goods and
(c) the risks associated with exporting goods.
Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

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
We generate all our revenues in U.S. dollars, but we incur approximately 27% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 11% in 2018 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.
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
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or "Committee", a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.
We have historically derived a significant part of our revenues from a small number of charterers. During 2018, approximately 97% of our revenues derived from our top five charterers. During 2017 and 2016, approximately 91% and 83%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.
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
Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled "Item 10.E. Taxation — Passive Foreign Investment Company Regulations." We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.
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
We did not qualify for this statutory tax exemption under Section 883 of the Code for the 2016, 2017 and 2018 taxable years, although we may be able to qualify for this exemption in future taxable years.
Since we and our subsidiaries are not entitled to the exemption under Section 883 of the Code for the 2018 taxable year, we and our subsidiaries are subject to an effective 2% United States federal income tax on the shipping income we derived during 2018 that is attributable to the transport of cargoes to or from the United States. The amount of this tax was $21,275 and $15,135 for the 2016 and 2017 taxable years, respectively, and we estimate this to be approximately $12,311 for the 2018 taxable year.
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
The international container shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for container shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.  Our shares may trade at prices lower than you originally paid for such shares.
We received notice from the Nasdaq Stock Market that our common stock did not meet the Nasdaq Capital Market's minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. On January 14, 2019, we received notice from the Nasdaq Capital Market (the "Notice") indicating that we are no longer in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5450(a)(1) because the closing bid price of our common stock over a period of 30 consecutive business days was less than $1.00 per share. The last reported sale price on the Nasdaq Capital Market on April 22, 2019 was $0.73 per share. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we have six months following receipt of the Notice to regain compliance with the minimum share price requirement. We can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the six months following the date of the Notice. Alternatively, we could also take other actions to cure the deficiency, such as a reverse stock split (for which we have already received shareholder approval). We intend to cure the deficiency within the prescribed timeframe. During this time, our common stock will continue to be listed and trade on the Nasdaq Capital Market. Our business operations are not affected by the receipt of the Notice.
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
Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, we adopted a shareholders' rights plan pursuant to which our Board of Directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, including provisions of our shareholders' rights plan, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium. We intend to adopt a new shareholders' rights plan to replace the existing shareholders' plan as the rights under the existing shareholders' rights plan are set to expire in May 2019.
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
On January 27, 2014 we entered into an agreement to sell 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  Pursuant to a registration rights agreement between us and TCP, we filed a registration statement registering for resale all of the common shares issuable upon conversion of the Series B Preferred Shares, which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), if such shares are sold under the registration statement. On December 29, 2016 we sold 719,425 shares of our common stock to Friends for total proceeds of $1,000,000. Further, on December 23, 2016 we issued 900,000 shares of our common stock to two funds managed by TCP in order to purchase the M/V "RT Dagr". We entered into a registration obligation agreement requiring us to register under the Securities Act the 900,000 shares sold to the funds managed by TCP, and such shares will become freely tradable without restriction under the Securities Act if they are sold under the registration statement that we intend to file. In December 2016 and January 2017, we  filed with the SEC two prospectus supplements to issue and sell, in an at-the-market ("ATM") offering, shares of our common stock having an aggregate offering price of up to $10 million. From December 21, 2016 through January 26, 2017, we issued and sold 1,280,627 shares of our common stock through the ATM offering for net proceeds of approximately $2.7 million. In October 2018, we filed with the SEC a new prospectus supplement under which we may issue and sell, in an ATM offering, shares of our common stock having an aggregate offering price of up to $4.2 million; as of April 1, 2019, we have issued and sold 1,116,069 shares of our common stock in this ATM offering for net proceeds of approximately $2.0 million, leaving approximately $2.2 million of our common stock available for sale.
Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.
Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.
Our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares in 2014 (of which 19,686 are outstanding as of April 1, 2019) and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.
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
A. History and Development of the Company
Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector. Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 1, 2019, our fleet consisted of eleven containerships. The total cargo carrying capacity of the eleven containerships is 388,632 dwt or 25,483 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  Since June 2005, the Company has purchased twenty-eight vessels and ordered four newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, while one newbuilding vessel contract was cancelled. The Company sold fifteen vessels and spun-off six of its vessels into EuroDry in 2018.
Our common shares traded under the symbol ESEA on the Nasdaq Global Market beginning January 31, 2007 and on the Nasdaq Global Select Market beginning January 1, 2008, and since June 26, 2015 have traded on the Nasdaq Capital Market.
Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.
B. Business Overview
Our fleet consists of: containerships that transport container boxes providing scheduled service between ports.  Please see information in the section "Our Fleet", below. During 2014, 2015, 2016, 2017 and 2018 we had a fleet utilization of  97.6%, 93.0%, 93.9%, 96.9% and 92.7%, respectively, our vessels achieved daily time charter equivalent rates of  $7,319, $7,855, $7,120, $7,309 and $9,179, respectively, and we generated voyage charter revenue and time charter revenue totaling $37.32 million, $35.51 million, $21.46 million, $24.84 million and $36.27 million, respectively.
Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Eurobulk. Representing a continuous shipowning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate containership vessels of any age.

Our Fleet
As of April 1, 2019, the profile and deployment of our fleet is the following:
Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
EVRIDIKI G (ex-MAERSK NOUMEA)	Feeder	34,677	2,556	2001	TC until Sep-19	$12,000
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC until Mar-20	$6,800
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Apr-19	$7,500
NINOS	Feeder	18,253	1,169	1990	TC until Jul-19	$7,750
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Jul-19	$7,750
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Aug-19	$9,650
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Sep-19	$8,500
EM CORFU	Feeder	34,654	2,556	2001	TC until Feb-20	$11,600
EM ATHENS	Feeder	32,350	2,506	2000	TC until Sep-19	$9,000
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Apr-19	$9,500
Total Container Carriers	11	368,632	25,483

(*) TC denotes time charter. All dates listed are the earliest redelivery dates under each TC.

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market and through pool arrangements. As of April 1, 2019, all of our vessels are employed under time charter contracts.
As of April 1, 2019, approximately 55% of our ship capacity days in the remainder of 2019 and approximately 4% of our ship capacity days in 2020 are under contract.
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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2017 and 2018, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
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
Name	Capacity	Purchase Date	Carrying Value as of December 31, 2017	Carrying Value as of December 31, 2018
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$9.71(1)	$8.88 (2)
MANOLIS P	1,452	Apr-2007	$2.44	$2.11
NINOS	1,169	Feb-2001	$1.51	$1.51
JOANNA	1,732	Jul-2013	$4.21	$3.81
KUO HSIUNG	1,169	May-2002	$1.68	$1.57
AEGEAN EXPRESS	1,439	Sep-2016	$2.80	$2.51
AKINADA BRIDGE	5,610	Dec-2017	$11.10	$10.54
EM ASTORIA	2,788	Jun-2017	$4.68	$4.55
EM ATHENS	2,506	Sep-2017	$4.20	$4.03
EM CORFU	2,556	Nov-2017	$5.60	$5.28
EM OINOUSSES	2,506	Oct-2017	$4.21	$4.04
Total Container Carriers	25,483		$52.13	$48.83

(1) Indicates a container vessel for which we believe, as of December 31, 2017, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2017.  We believe that the carrying value of this vessel, assessed separately, of $9.71 million as of December 31, 2017 exceeds its basic charter-free market value of approximately $7.20 million by approximately $2.51 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2017 were recoverable.
(2) Indicates a container vessel for which we believe, as of December 31, 2018, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2018.  We believe that the carrying value of this vessel, assessed separately, of $8.88 million as of December 31, 2018 exceeds its basic charter-free market value of approximately $7.70 million by approximately $1.18 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2018 were recoverable.
We note that all of our container vessels are currently employed under time charter contracts of durations from less than one to eleven months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors".
Management of Our Fleet
The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, an affiliated company. Eurobulk manages our fleet under a Master Management Agreement with us and separate management agreements with each ship-owning company. Eurobulk was founded in 1994 by members of the Pittas family and is a reputable ship management company with strong industry relationships and experience in managing vessels. Under our Master Management Agreement, Eurobulk is responsible for providing us with: (i) executive services associated with us being a public company; (ii) other services to our subsidiaries and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers; and (iii) technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was amended and restated as of January 1, 2018 and its term extended until January 1, 2023.  It provided for a roughly 5% discount of the daily vessel management fee for any period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by

Eurobulk is greater than 20 ("volume discount"), which was permanently incorporated into the daily management fee effective January 1, 2018 (see below). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future will enter into a separate five-year management agreement with Eurobulk.
During 2016, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euros) of that amount for any vessel laid-up including the 5% volume discount.  The management fee is adjusted annually for Greek inflation every January 1st. There was no adjustment for inflation from January 1, 2016, to date and, hence, we continue to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins. Under the amended and restated Master Management Agreement, as of January 1, 2018, the volume discount has been permanently incorporated into the daily management fee which remained unchanged at 685 Euros in 2018, and will be adjusted annually for inflation in the Eurozone. On May 30, 2018, the Company signed an addendum with the Manager according to which daily management fees were kept at 685 Euros per day per vessel, while as of May 30, 2018, the fixed cost was adjusted to $1,250,000. As a result, for the year 2018, the fixed cost was calculated on $2,000,000 pro-rated for the period of January 1, 2018 until May 30, 2018 and on $1,250,000 for the period of May 30, 2018 until December 31, 2018.
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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 20.5 years on April 1, 2019, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,225 per day for the year ended December 31, 2018. We consider this amount to be among the lowest of the publicly listed containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2018, our operational fleet utilization was 96.0%, down from 99.5% in 2017, while our commercial utilization rate decreased from 97.5% in 2017 to 96.7% in 2018. Our total fleet utilization rate in 2018 was 96.0%.

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

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. Within 2016 we acquired two secondhand containerships. In January 2017, we sold one containership. In June, September, October and December 2017, we took delivery of five secondhand containerships, and in December 2017, we sold one containership.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter-term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 1, 2019, on the basis of our existing time charters, approximately 55% of our vessel capacity in the remainder of 2019 and approximately 4% in 2020 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of December 31, 2018 calls for a reduction of more than 13.9% of our debt by the end of 2019 and an additional reduction of about 16.1% by the end of 2020 for a total of 30% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

Our Customers
Our major charterer customers during the last three years include CMA-CGM ("CMA"), Golden Sea Shipping ("GSS") and MSC amongst others. We are a relationship driven company, and our top five customers in 2018 include three of our top five customers from 2017 and three from 2016. Our top five customers accounted for approximately 97% of our revenues in 2018, 91% of our revenues in 2017 and 83% of our revenues in 2016. In 2018, CMA, GSS, and MSC accounted for 51%, 30% and11% of our revenues, respectively. In 2017, CMA, GSS, and MSC accounted for 34%, 31% and 17% of our revenues. Our dependence on our key charterer customers is moderate as in the event of a charterer default, our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer.
The Containership Industry
Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twelve-foot equivalent unit ("teu") capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containership are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the Handysize, Handymax and Panamax containership sectors. Ownership of containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Diana Containerships Inc. (NYSE: DCIX).
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
Environmental and Other Regulations in the Shipping Industry
Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.  Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.
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
Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.
While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our containerships. We currently maintain, for each of our vessels, pollution liability insurance coverage of $1.0 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse effect on our financial condition and operating cash flows.
International Maritime Organization ("IMO")
 The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by MARPOL, and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to container carriers, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.
The "MEPC" adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content.
Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs. Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs").  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA"), or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMPS"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI").  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.
We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements
The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.
Under Chapter IX of the SOLAS Convention, or the "ISM Code", our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.
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
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
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
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance may be substantial.
Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States, where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict liability basis.
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

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200-nautical-mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the  Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations. In January 2018, the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.
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
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States."
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters.  The EPA will regulate ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels, and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, USCG and state regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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
International Labor Organization
The International Labor Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. president announced that it is withdrawing from the Paris Agreement, but the Paris Agreement provides for a four-year exit process.
At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.
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
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code ("the ISPS Code").  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC"), from a recognized security organization approved by the vessel's flag state.  Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention include, for example:
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
The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.
The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies. Our vessels are currently classed with Bureau Veritas, Det Norske Veritas and Nippon Kaiji Kyokai. ISM and ISPS certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk, our ship management company.
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
The following table lists the drydocking or special survey for the vessels in our current fleet.
Vessel	Next	Type

EVRIDIKI G.	May 2019	Intermediate Survey
EM CORFU	October 2019	Intermediate Survey
AKINADA BRIDGE	October 2019	Special Survey
KUO HSIUNG	November 2019	Intermediate Survey
MANOLIS P	May 2020	Special Survey
EM OINOUSSES	September 2020	Special Survey
AEGEAN EXPRESS	October 2020	Intermediate Survey
EM ASTORIA	September 2021	Intermediate Survey
JOANNA P	January 2022	Intermediate Survey
EM ATHENS	December 2020	Special Survey

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
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 million. Each P&I Association has capped its exposure to this pooling agreement at $4.5 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels); however, we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria. Containerships are employed almost exclusively on time charter contracts. We carefully evaluate the length and rate of the time charter contract at the time of fixing or renewing a contract, considering market conditions, trends and expectations.
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
Time Charter Equivalent, or TCE. A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. Containerships are chartered on a time charter basis, and therefore, TCE presents a more accurate representation of the revenues generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.
Basis of Presentation and General Information
We use the following measures to describe our financial performance:
Time charter revenue and Voyage charter revenue. Our charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter revenue that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, spot charters and in pools and other factors affecting charter rates in the containership market.
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of up to 5% to other brokers involved in the transaction, plus address commission of up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.

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
Related party management fees. These are the fees that we pay to our affiliated ship managers under our management agreements for the technical and commercial management that Eurobulk performs on our behalf.
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
In evaluating our financial condition, we focus on the above measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance.  In addition, we use the amount of cash at our disposal and our total indebtedness to assess our short-term liquidity needs and our ability to finance additional acquisitions with available resources (see also discussion under "Capital Expenditures" below).  In assessing the future performance of our present fleet, the greatest uncertainty relates to the spot market performance which affects those of our vessels that are not employed under fixed time charter contracts as well as the level of the new charter rates for the charters that are to expire. Decisions about the acquisition of additional vessels or possible sales of existing vessels are based on financial and operational evaluation of such action and depend on the overall state of the containership vessel market, the availability of purchase candidates, available employment, anticipated drydocking cost and our general assessment of economic prospects for the sectors in which we operate.
Results from Operations
Year ended December 31, 2018 compared to year ended December 31, 2017
Time charter revenue and voyage charter revenue. Time charter revenue and voyage charter revenue for 2018 amounted to $36.27 million, increasing by 46% compared to the year ended December 31, 2017 during which they amounted to $24.84 million. In 2018, we operated an average of 11.49 vessels, a 23.8% increase over the average of 9.28 vessels we operated during the same period in 2017. In the year 2018, our fleet had 3,814 voyage days earning revenue as compared to 3,184 voyage days earning revenue in 2017.  Market charter rates in the year ended December 31, 2018 were higher for our containership vessels compared to the year ended December 31, 2017, which was reflected in the average earnings of our ships. While employed, our vessels generated a time-charter equivalent (or "TCE") rate, of $9,179 per day per vessel in 2018 compared to a TCE rate of $7,309 per day per vessel in 2017, an increase of 25.6%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.84 million in charter commissions for the year ended December 31, 2018, representing 5.1% of charter revenues. This represents an increase over the year ended December 31, 2017, where commissions paid were $1.32 million, representing 5.3% of charter revenues.
Voyage expenses. Voyage expenses for the year were $1.26 million and relate to expenses for a voyage charter, for repositioning voyages between time charter contracts and ballast voyages, and owners' expenses at certain ports. For the year ended December 31, 2017, voyage expenses amounted to $1.56 million and related mainly to expenses for certain voyage charters. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (3.5% and 6.3% in each of 2018 and 2017, respectively) of charter revenues.  Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $19.99 million in 2018 compared to $15.02 million in 2017.  In 2018, we operated an average of 11.49 vessels, a 23.8% increase over the average of 9.28 vessels we operated during the same period in 2017. Further, daily vessel operating expenses per vessel amounted to $4,769 per day in 2018 versus $4,436 per day in 2017, an increase of 7.5%, mainly due to higher costs for lubricants and other vessel supplies. Additionally, our vessel Joanna incurred a lower daily cost due to being laid-up during the first quarter of 2017.
Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2018, Eurobulk charged us 685 Euros per day per vessel totaling $3.54 million for the year, or $844 per day per vessel. During 2017, Eurobulk charged us 685 Euros per day per vessel totaling $2.63 million for the year, or $777 per day per vessel. The increase in the total amount of U.S. dollars charged within 2018 is due to the higher number of vessels operated within 2018 compared to the previous year and due to unfavorable movement in U.S. dollar/euro exchange rates during 2018 compared to 2017.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2018, we had a total of $2.57 million of general and administrative expenses as compared to $2.50 million in 2017.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2018, we had three vessels completing their special surveys undergoing drydocking, three vessels completing their intermediate surveys by in-water inspections and a vessel starting its special survey and completing it in 2019, for a total cost of $2.77 million.  During 2017, we had one vessel undergoing drydocking for a total of $0.6 million.
Vessel depreciation. Vessel depreciation for 2018 was $3.31 million. Comparatively, vessel depreciation for 2017 amounted to $3.59 million. Vessel depreciation in 2018 was lower compared to 2017 because although the average number of vessels increased, the new vessels acquired between September and December 2017 have a lower average daily depreciation charge as a result of their lower acquisition cost and greater remaining useful life compared to the remaining vessels. Further, one of the vessels was fully depreciated in May 2018, therefore there was no depreciation charge for the specific vessel thereafter.
Loss on write-down of vessels held for sale. The Company recorded a loss on write-down of a vessel held for sale of $4.6 million in 2017. This amount was booked in order to reduce the carrying value of two vessels to their fair values. These vessels were one dry-bulk vessel (M/V "Monica P") and one containership (M/V "Aggeliki P."), which were both classified as held for sale as of September 30, 2017. M/V "Aggeliki P". was sold in December 2017 for net proceeds of approximately $4.4 million. As of December 31, 2017, M/V "Monica P". was still held for sale. The Company reached an agreement to sell the vessel on March 19, 2018. The vessel was delivered to its buyers on June 25, 2018 for net proceeds of approximately $6.3 million.
Interest and other financing costs. Interest expense and other financing costs for the year were $3.05 million. Comparatively, during the same period in 2017, interest and other financing costs amounted to $1.55 million. Interest incurred and loan fees were higher in 2018 due to a higher LIBOR rate, higher average outstanding debt and an increased number of new loan agreements as compared to 2017.
Derivatives gain/loss. In 2018, we had a realized loss of $0.20 million from the net interest settlement on our interest rate swap contract that we entered into in October 2014 and an unrealized gain of $0.20 million from the mark to market valuation on the same interest rate swap compared to a marginal realized gain of $0.02 million and a marginal unrealized loss of $0.01 million in 2017. We had entered into the interest rate swap to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. At the spin-off date, Euroseas also distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Shares. In 2018, the Company declared and paid in kind dividends of $1.34 million.  In 2017, the Company declared and paid in kind dividends of $1.81 million. The decrease in 2018 is due to the spin-off of the Company and the distribution of 50% of Euroseas Series B Preferred Shares to EuroDry.
Net loss attributable to common shareholders. As a result of the above, net loss for the year ended December 31, 2018 was $2.0 million compared to a net loss of $8.75 million for the year ended December 31, 2017.
Year ended December 31, 2017 compared to year ended December 31, 2016
Time charter revenue and voyage charter revenue . Time charter revenue and voyage charter revenue for 2017 amounted to $24.84 million, increasing by 15.8% compared to the year ended December 31, 2016, during which voyage revenues amounted to $21.46 million. In 2017, we operated an average of 9.28 vessels, a 7% increase over the average of 8.67 vessels we operated during the same period in 2016. In the year 2017, our fleet had 3,184 voyage days earning revenue as compared to 2,844 voyage days earning revenue in 2016.  While employed, our vessels generated a TCE rate of $7,309 per day per vessel in 2017 compared to a TCE rate of $7,120 per day per vessel in 2016, an increase of 2.7%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.32 million in charter commissions for the year ended December 31, 2017, representing 5.3% of charter revenues. This represents an increase over the year ended December 31, 2016, where commissions paid were $1.15 million, representing 5.4% of charter revenues.
Voyage expenses. Voyage expenses for the year were $1.56 million and relate to expenses for certain voyage charters. For the year ended December 31, 2016, voyage expenses amounted to $1.21 million. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (6.3% and 5.6% in each of 2017 and 2016, respectively) of charter revenues.  Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $15.02 million in 2017 compared to $13.85 million in 2016.  Daily vessel operating expenses per vessel amounted to $4,436 per day in 2017 versus $4,363 per day in 2016, an increase of 1.7%, affected by the higher prices paid in 2017 for specific vessel consumables such as lubricants and stores.
Management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2017, Eurobulk charged us 685 Euros per day per vessel totaling $2.63 million for the year, or $777 per day per vessel. During 2016, Eurobulk charged us 685 Euros per day per vessel totaling $2.4 million for the year, or $756 per day per vessel. The increase in the total amount of U.S. dollars paid within 2017 is due to the higher exchange rates of the Euro (€) with respect to the U.S. dollar compared to the previous year and the higher number of vessels operated within the year 2017 compared to the previous year.
Other general and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2017, we had a total of $2.50 million of general and administrative expenses as compared to $2.67 million in 2016.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2017, we had one vessel undergoing drydocking for a total of $0.6 million.  During 2016, we had three vessels undergoing drydocking for a total of $2.2 million.
Vessel depreciation. Vessel depreciation for 2017 was $3.59 million. Comparatively, vessel depreciation for 2016 amounted to $4.96 million. Vessel depreciation in 2017 was lower compared to 2016, despite a higher number of vessels operated in 2017. This is due to the vessels acquired in 2017 (M/Vs "EM Astoria", "EM Oinousses", "EM Athens" and "EM Corfu") which have lower average daily depreciation charges compared to the fleet average, due to their lower acquisition cost and greater remaining useful lives compared to the remaining vessels of our fleet.
Loss on write-down of vessels held for sale. The Company recorded a loss on write-down of vessels held for sale of $4.6 million in 2017. This amount was booked in order to reduce the carrying value of two vessels to their fair values. These vessels are one dry-

bulk vessel (M/V "Monica P") and one containership (M/V "Aggeliki P."), which were both classified as held for sale as of September 30, 2017. M/V "Aggeliki P". was sold in December 2017 for net proceeds of approximately $4.4 million. As of December 31, 2017, M/V "Monica P". was still held for sale. The Company reached an agreement to sell the vessel on March 19, 2018. The vessel was delivered to its buyers in June 2018. The Company recorded a loss on write-down of a vessel held for sale of $5.92 million in 2016. This amount was booked in order to reduce the carrying value of one dry-bulk vessel (M/V "Eleni P") held for sale as of December 31, 2016 to its fair value, the value that it was actually sold.
Interest and other financing costs. Interest expense and other financing costs for the year ended December 31, 2017 were $1.55 million. Comparatively, during the same period in 2016, interest and other financing costs amounted to $1.37 million. Interest incurred and loan fees were higher in 2017 due to the higher average outstanding debt during the year as compared to 2016.
Derivatives gain/loss. In 2017, we had a marginal realized gain of $0.02 million from the net interest settlement on our interest rate swap contract that we entered into in October 2014 and a marginal unrealized loss of $0.01 million from the mark to market valuation on the same interest rate swap compared to a realized loss of $0.13 million and unrealized gain of $0.01 million in 2016. We entered into the interest rate swap to mitigate our exposure to possible increases in interest rates.
Impairment in Joint Venture. In 2016, the Company recorded an impairment of $14.07 million on its investment in Euromar, which was a joint venture between the Company and two private equity firms, reducing the carrying value of the investment to zero, due to the persisting depressed market environment and the amended loan agreements based on which the Company concluded that its investment in Euromar was impaired and that the impairment was other than temporary.
Equity Loss in Joint Venture. As explained above, due to the impairment in Joint venture no equity loss was recorded in 2017. In 2016, we recognized a $2.44 million loss as our share in Euromar losses. In September 2017, Euroseas acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar became a wholly-owned subsidiary of the Company. However, its vessels were substantially under the control of its lenders and were all sold by the end of 2017, and, thus, it has not been consolidated in our results nor any gain or loss from it was recognized.
Other Investment Income. In 2016, we recognized $1.02 million income from accrued dividends relating to $5.00 million of funds we made available to Euromar, $4.00 million of which remained in an escrow account as of December 31, 2016 and were available to be invested in Euromar if called by our partners in good faith, and the $1.00 million of such funds contributed to Euromar in 2014 in the form of preferred units (the "Preferred Units"). These funds accrued dividends in Preferred Units of Euromar. In December 2016, we determined that it was unlikely to recover any investment in Preferred Units of Euromar and recorded an impairment of $4.42 million representing the entire value of Preferred Units; we also stopped recognizing any additional accrued dividends. As of December 31, 2016, our Other Investment was shown in our Consolidated balance sheet at $4.00 million which represented the funds in the escrow account. During 2017, we continued not recognizing any accrued dividends and hence, other investment income was nil for the period. The funds held in the escrow account were returned to us in September 2017.
Dividend Series B Preferred Shares. The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In 2017, the Company declared and paid in kind dividends of $1.81 million. In 2016, the Company declared and paid in kind dividends of $1.73 million.
Net loss attributable to common shareholders. As a result of the above, net loss for the year ended December 31, 2017 was $8.75 million compared to a net loss of $35.81 million for the year ended December 31, 2016.
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
Impairment of vessels
We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. If we identify indication for impairment for a vessel, we determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
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
The Company calculates the historical average rates over a 16-year period for 2017 and a 17-year period for 2018, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long-term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment exercise is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Our estimates for the time charter rates for the first two years are based on market information available for future rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2018 identified one of our vessels with indication for impairment as presented in the following table. For this vessel, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10% without an impairment indication.
There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during the first half of 2018 but retreated in the second half of the year, may still return to their previously very depressed levels which could adversely affect our revenue and profitability, and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.
For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".
For the vessel which had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period is presented below:
Vessel	Charter Rate as of 12/31/2018	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2018)	Rate Year 2 (2019)	Rate Year 3+ (2020+)	Breakeven Rate (USD/day)
Evridiki	12,000	8.0	7	10,189	10,189	14,611	9,623

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements attached to this annual report.\
B. Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and if necessary operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, like our ongoing at-the-market ("ATM") offering (under our filed prospectus about $2.20 million of our stock is still available for sale), and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2019 and beyond.
Cash Flows
As of December 31, 2018, we had a working capital surplus of $0.4 million and have been incurring losses. Our cash balance amounted to $6.96 million and cash in restricted and retention accounts amounted to $6.25 million as of December 31, 2018.
For the two years following January 29, 2019, the holders of EuroDry Series B Preferred Shares will receive a cash dividend at a dividend rate of 12% per annum, which will increase to 14% thereafter. We intend to fund our working capital requirements via cash at hand, cash flow from operations, debt balloon payment refinancing and proceeds from equity offerings. In the unlikely event that these are not sufficient we may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with our Chief Executive Officer, and possible vessel sales (where equity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.
Net cash from operating activities.
Our cash flow deficit from operating activities for 2018 was $1.48 million as compared to a net surplus from cash flows provided by operating activities of $5.05 million in 2017 and cash flow deficit from operating activities of $5.09 million in 2016.
The major drivers of the change of cash flows from operating activities for the year ended December 31, 2018 compared to the year ended December 31, 2017, are the following: the significant recovery of the market rates during the year ended December 31, 2018, which resulted in a significantly higher TCE rate of $9,179 compared to $7,309 for the year ended December 31, 2017. The increase in TCE rates as well as the increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $4.43 million for the year ended December 31, 2018 from $1.59 million for the corresponding period in 2017. This positive effect was, however, offset by (i) a net working capital outflow of $3.48 million during the year ended December 31, 2018 compared to a net working capital inflow of $4.82 million for the year ended December 31, 2017, mainly due to the significant decrease of the Due to related company balance during 2018 as reimbursements were made to our Manager and (ii) by higher net interest expense for the year ended December 31, 2018 compared to the corresponding period in 2017.
The positive change in cash flows from operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016, was due to: (i) the modest recovery of the market rates during the year ended December 31, 2017, which resulted in a slightly higher TCE rate of $7,309 compared to $7,120 for the year ended December 31, 2016. (ii) lower drydocking expenses of $0.57 million for one vessel that underwent drydocking in the year ended December 31, 2017 compared to $2.20 million for three vessels that underwent drydocking in the year ended December 31, 2016.  The slight increase in TCE rates and in the average number of vessels in our fleet as well as the decrease in drydocking expenses is also reflected in the increase of our operating income (excluding non-cash items) to $1.59 million for the year ended December 31, 2018 from $1.50 million of operating loss (excluding non-cash items) for the corresponding period in 2016. There was also positive effect from a net working capital inflow of $4.82 million during the year ended December 31, 2017, mainly due to the significant increase of the Due to related company balance during 2017 as payments were made by our Manager on our behalf, compared to a net working capital outflow of $2.22 million for the year ended December 31, 2016..
Net cash from investing activities.
Net cash flows provided by investing activities were $6.25 million for the year ended December 31, 2018 compared to $16.51 million used in investing activities for the year ended December 31, 2017. The net increase in cash flows provided by investing activities of $22.76 million from 2017 is mainly attributable to a decrease of $30.0 million in payments for vessel acquisitions and major improvements during the year ended December 31, 2018 compared to the same period of 2017, partially offset by a net increase of $3.30 million in proceeds from vessel sales during the year ended December 31, 2018, compared to the same period of 2017 and $4.0 million of increased cash flows for the year ended December 31, 2017 due to a release of funds from other investment that took place during 2017.

Net cash flows used in investing activities were $16.51 million for the year ended December 31, 2017 compared to cash flows provided by investing activities of $1.11 million for the year ended December 31, 2016. The net decrease in cash flows used in investing activities of $17.62 million is attributable to an increase of $26.98 million in payments for vessel acquisitions and major improvements during the year ended December 31, 2017 compared to the same period of 2016, partially offset by an increase of $5.36 million in proceeds from vessel sales during the year ended December 31, 2017, and $4.0 million of increased cash flows for the year ended December 31, 2017 due to a release of funds from other investment that took place during 2017.

Net cash from financing activities.
Net cash flows provided by financing activities were $0.14 million for the year ended December 31, 2018, compared to net cash flows provided by financing activities of $12.75 million for the year ended December 31, 2017. This decrease in cash flows provided by financing activities of $12.61 million, compared to the year ended December 31, 2017, is attributable to an increase of $23.11 million in long term debt principal payments during the year ended December 31, 2018, compared to the same period of 2017 (including a $2.0 million related party loan repaid in 2017) and an increase of $3.02 million in net outflow of funds to a spun-off subsidiary (EuroDry) during the year ended December 31, 2018, compared to the same period in 2017, which is partially offset by an increase of $1.74 million in proceeds from issuance of common stock, net of offering expenses  during the year ended December 31, 2018, compared to the same period of 2017 and an increase in proceeds of long term debt (net of loan arrangement fees paid) of $11.76 million during the year ended December 31, 2018, compared to the same period of 2017.

Net cash flows provided by financing activities were $12.75 million for the year ended December 31, 2017, compared to net cash flows used in financing activities of $6.34 million for the year ended December 31, 2016. This increase in cash flows provided by financing activities of $19.09 million, compared to the year ended December 31, 2016, is mainly attributable to an increase in proceeds from long-term debt (net of loan arrangement fees paid) of $5.82 million during the year ended December 31, 2017, compared to the year ended December 31, 2016 (including proceeds of $2.0 million from a related party loan during 2016), a decrease of $6.88 million in repayments of  long term debt during the year ended December 31, 2017 (including a $2.0 million related party loan repaid in 2017), compared to the same period of 2016 and a decrease of $9.27 million in net outflow of funds to a spun-off subsidiary (EuroDry) during the year ended December 31, 2017, compared to the same period in 2016, which is partially offset by a decrease of $2.88 million in proceeds from issuance of common stock, net of offering expenses during the year ended December 31, 2017, compared to the same period of 2016.

Debt Financing
We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2018, we had three outstanding loans with a combined outstanding balance of $37.49 million. These loans have maturity within 2021. Our long-term debt as of December 31, 2018 comprises bank loans granted to our vessel-owning subsidiaries.  A description of our loans as of December 31, 2018 is provided in Note 7 of our attached financial statements. As of December 31, 2018, we are scheduled to repay approximately $5.21 million of the above bank loans in 2019.
Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the hull ratio cover (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the vessel ship-owning companies, distribution of profits or assets (in effect, limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with hull cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2018, we were not in default of any credit facility covenant.
Shelf registration
On December 19, 2016, the SEC declared effective our shelf registration statement on Form F-3 pursuant to which we registered common shares, preferred shares, debt securities, warrants and units up to a total dollar amount of $400,000,000 (about $4.80 million of which were used under our ATM offering), to be sold by the Company, as well as 5,723,375 common shares to be sold by certain selling shareholders.
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
In September 2016 we took delivery of the feeder containership MV Aegean Express for a cost of $3.1 million. In December 2016 we purchased the feeder containership M/V "RT Dagr" by issuing 0.9 million shares of the Company's common stock. In June 2017 we took delivery of the feeder containership M/V "EM Astoria" for $4.75 million. In September 2017 we took delivery of the feeder containership M/V "EM Athens" for $4.2 million. In October 2017 we took delivery of the feeder containership M/V "EM Oinousses" for $4.3 million and the feeder containership M/V "EM Corfu" for $5.7 million. In December 2017 we took delivery of the intermediate containership M/V "Akinada Bridge" for $11 million. All these five containerships were purchased from Euromar for $29.85 million.
We currently have four vessels scheduled for drydocking over the next 12 months.
Dividends
In 2016, 2017 and 2018, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2014, the Company paid $13,050 of dividends that accrued before the fourth quarter of 2013 but were previously unpaid.
Within 2016, 2017 and 2018, the Company declared sixteen consecutive quarterly dividends on its Series B Preferred Shares, amounting to $1.73 million in 2016, $1.81 million in 2017 and $1.34 million in 2018, all of which were paid in-kind.

C. Research and development, patents and licenses, etc.
Not applicable.
D. Trend information
Our results of operations depend primarily on the charter rates that we are able to realize. Charter rates paid for container vessels are primarily a function of the underlying balance between vessel supply and demand.
The demand for containership capacity is determined by the underlying demand for commodities transported in these vessels, which in turn is influenced by trends in the global economy. One of the main drivers of the containerized trade has been the growth in exports of finished goods. Demand for containership capacity is also affected by the operating efficiency of the global fleet, i.e., the average speed the fleet operates, and port congestion. A factor affecting mainly the containership sector, especially during periods of high fuel prices and/or low charter rates, is slow-steaming (i.e., the practice of running a vessel at lower speeds to economize on fuel costs). Slow-steaming increases the number of ships required to carry a given amount of trade volume and thus increases demand for ships as do higher levels of port congestion, leading to higher charter rates if all other factors influencing rates are unchanged.
The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 1, 2019, the capacity of the fully cellular worldwide container vessel fleet was approximately 22.14 million teu with approximately 2.88 million teu, or, about 13% of the present fleet capacity on order, the growing supply of container vessels may exceed future demand.
The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feedership, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  Continued weakness of containership charter rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping rates of more than 500,000 teu, a 35-year record. In 2017, scrapping rates reached 398,610 teu, while in 2018, scrapping rates declined year on year reaching 119,910 teu.
Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 1, 2019, approximately 55% of our ship capacity days in remainder of 2019 and approximately 4% of our ship capacity days in 2020, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.
E. Off-balance Sheet Arrangements
As of December 31, 2018, we did not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2018:
In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years
Bank debt	$37,491,000	$5,212,000	$32,279,000	-
Interest Payments (1)	$5,914,860	$2,346,082	$3,568,778	-
Vessel Management fees (2)	$10,660,933	$3,153,740	$5,164,451	$2,342,742
Other Management fees (3)	$5,152,010	$1,250,000	$2,575,500	$1,326,510
Total	$59,218,803	$11,961,822	$43,587,729	$3,669,252

(1)          Assuming the amortization of the loans as of December 31, 2018 described above, each loan's interest rate margin over LIBOR and average LIBOR rates of about 3.01%, 2.31%, 2.11%, 2.02%, 2.03% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2018. Also includes our obligation to make payments required as of December 31, 2017 under our interest rate swap agreements based on the same LIBOR forward rate assumptions (see Item 11).
(2)          Refers to our obligation for management fees under our Amended and Restated Master Management Agreement and management agreement with the ship-owning companies in effect as of January 1, 2019 and expiring on January 1, 2023.  The management fees have been computed for 2019 based on the agreed rate of 685 Euros per day per vessel (approximately $785) and for 2020 we have assumed an increase in the rate of 2% for inflation. We assumed no changes in the U.S. Dollar to Euro exchange rate (assumed at 1.15 USD/Euro). We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no longer bear obligations.
(3)          Refers to our obligation for management fees of $1,250,000 per year under our Master Management Agreement with Eurobulk for the cost of providing management services to Euroseas as a public company and its subsidiaries. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2020 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on January 1, 2023.
G. Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A. Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position
Aristides J. Pittas	59	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	59	CFO and Treasurer; Class A Director
Aristides P. Pittas	67	Vice Chairman; Class A Director
Stephania Karmiri	51	Secretary
Panagiotis Kyriakopoulos	58	Class B Director
George Taniskidis	58	Class C Director
Apostolos Tamvakakis	61	Class C Director (since June 25, 2013)
Christian Donohue	51	Series B Director (since December 7, 2017)

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.
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
Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV), and BoD member of Digea S.A.  He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.
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

Apostolos Tamvakakis has been a member of our Board of Directors since June 25, 2013. Mr. Tamvakakis has also been a member of the Board of Directors of EuroDry Ltd. since May 5, 2018. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund "EOS Hellenic Renaissance Fund". He holds the positions of Vice Chairman of Gek Terna, Member of the BoD of Quest Holdings, Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.
Christian Donohue has been a member of the Board of Directors of Euroseas since December 7, 2017.  Mr. Donohue has also been a member of the Board of Directors of EuroDry Ltd. since May 30, 2018. Mr. Donohue was appointed pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares. Mr. Donahue is a Managing Director at BlackRock. Prior to joining BlackRock in 2017 he was a Managing Director at Tennenbaum Capital Partners.
Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B. Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2016 and 2017, under this Master Management Agreement, as amended, we paid Eurobulk $2,000,000 each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. As of May 30, 2018, the executive services fee was adjusted to $1,250,000. As a result, for the year 2018, the executive services fee was calculated on $2,000,000 pro-rated based on the proportion of the number of calendar days that related to Euroseas post spin-off vessels to the number of days of the entire fleet of Euroseas for the period of January 1, 2018 until May 29, 2018 and on $1,250,000 for the period of May 30, 2018 until December 31, 2018. As of January 1, 2019, the fee remained unchanged at $1,250,000.
Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $7,500, plus $1,875 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,750 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.
All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
In May 2018, our Board of Directors approved a new equity incentive plan (the "2018 Equity Incentive Plan") to replace the 2014 Equity Incentive Plan. The 2018 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 shares over 10 years after the 2018 Equity Incentive Plan's adoption date. Officers, directors and employees

(including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2018 Equity Incentive Plan.  Awards may be made under the 2018 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
On November 3, 2014, the Board of Directors awarded 45,000 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 16, 2015, and the remainder vested on November 16, 2016. On November 6, 2015, the Board of Directors awarded 68,400 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on July 1, 2016, and the remainder vested on July 1, 2017. On November 3, 2016, the Board of Directors awarded 82,080 shares of restricted stock to the directors, officers and key employees of Eurobulk, 50% of which vested on November 1, 2017, and the remainder vested on November 1, 2018. Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date. On November 2nd, 2017 an award of 100,270 non-vested restricted shares, was made to the directors, officers and key employees of Eurobulk of which 50% vested on July 1, 2018 and 50% will vest on July 1, 2019. On November 21, 2018, an award of 125,450 non-vested restricted shares was made to 18 key persons, of which 50% will vest on November 16, 2019 and 50% will vest on November 16, 2020; awards to officers and directors amounted to 72,170 shares and the remaining 53,280 shares were awarded to employees of Eurobulk.
C. Board Practices
The current term of our Class A directors expires in 2020, the term of our Class B director expires in 2021 and the term of our Class C directors expires in 2019.
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
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under "Corporate Governance." During the year ended December 31, 2018, our Audit Committee granted a waiver of the code of ethics permitting trading of our common stock during a blackout period. We intend to disclose further waivers of the code of ethics on our website under "Corporate Governance."
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

•	The Board of Directors adopted a new Equity Incentive Plan in May 2018. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.
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
D. Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2018, approximately 88 officers and 154 crew members served on board the vessels in our fleet.

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
Options
No options were granted during the fiscal year ended December 31, 2018. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions
A. Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 22, 2019 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner (1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of common Stock (13)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (14)	Percent of Voting of Series B Preferred Shares (14)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Friends Investment Company Inc.(2)	3,704,048	29.6%	-	-		22.0%
Tennenbaum Opportunities Fund VI, LLC (3, 4)	291,600	2.3%	16,031	81.4%	3,500,218	22.6%
Tennenbaum Opportunities Partners V, LP (3, 4)	608,400	4.9%	-	-	-	3.6%
Family United Navigation Co	559,823	4.5%	-	-	-	3.3%
Preferred Friends Investment Company Inc(4)	-	-	3,655	18.6%	798,035	4.8%
Aristides J Pittas(5)	97,093	*	-	-	-	*
George Taniskidis(6)	4,155	*	-	-	-	*
Panagiotis Kyriakopoulos(7)	33,415	*	-	-	-	*
Aristides P Pittas(8)	13,070	*	-	-	-	*
Anastasios Aslidis(9)	67,186	*	-	-	-	*
Apostolos Tamvakakis(10)	7,078	*	-	-	-	*
Christian Donohue	-	*	-	-	-	*
Stephania Karmiri(11)	-	*	-	-	-	*
Symeon Pariaros(12)	4,155	*	-	-	-	*
All directors and officers and 5% owners as a group	5,390,023	43.1%	19,686	100%	4,298,253	57.6%

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

(2)
Represents 3,704,048 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(3)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the Common Shares and Series B Preferred Shares of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities

Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold (a) 900,000 shares of common stock and (b) Series B Preferred Shares that are convertible into 3,500,218 shares of common stock.

(4)
Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(5)
Does not include 482,991 shares of common stock held of record by Friends, by virtue of ownership interest in Friends by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,041 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 11,140 shares vesting on July 1, 2019, 13,925 shares of common stock vesting on November 16, 2019 and 13,925 shares vesting on November 16, 2020.

(6)
Does not include 17,005 shares held of record by Friends, by virtue of Mr. Taniskidis' ownership in Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 96 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Taniskidis and members of his family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,185 shares vesting on July 1, 2019, 1,485 shares of common stock vesting on November 16, 2019 and 1,485 shares vesting on November 16, 2020.

(7)	Includes 1,185 shares vesting on July 1, 2019, 1,485 shares of common stock vesting on November 16, 2019 and 1,485 shares vesting on November 16, 2020.
(8)
Does not include 427,911 shares of common stock held of record by Friends and Family United Navigation Co., by virtue of ownership interest in Friends and Family United Navigation Co. of Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 24 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc.by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,040 shares vesting on July 1, 2019, 3,800 shares of common stock vesting on November 16, 2019 and 3,800 shares vesting on November 16, 2020.

(9)	Includes 7,560 shares vesting on July 1, 2019, 9,450 shares of common stock vesting on November 16, 2019 and 9,450 shares vesting on November 16, 2020.
(10)	Includes 1,185 shares vesting on July 1, 2019, 1,485 shares of common stock vesting on November 16, 2019 and 1,485 shares vesting on November 16, 2020.
(11)
Does not include 465 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(12)	Includes 1,185 shares vesting on July 1, 2019, 1,485 shares of common stock vesting on November 16, 2019 and 1,485 shares vesting on November 16, 2020.
(13)	Voting stock includes 175,585 unvested shares for a total of 12,515,645 issued and outstanding shares of the Company as of April 22, 2019.
(14)	As of April 22, 2019, Series B Preferred Shares vote on an as-converted basis weighted by 50%.
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
Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2018 and its term was extended until January 1, 2023. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the preceding termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement. During 2016 and 2017, under the Master Management Agreement, as amended, we paid Eurobulk a fixed cost of $2,000,000 annually, which is adjusted for Greek inflation every January 1st, and a per ship per day cost of 685 Euros (or about $787.75 based on $1.15/Euro exchange rate) also adjusted annually for inflation every January 1st (there was no inflation adjustment on January 1, 2016, 2017 or 2018 as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case from January 1, 2012 to December 2017 as the total number of vessels owned by us (including the vessels owned by Euromar) was greater than 20. In absence of this discount, the cost per ship per day would have been 720 Euros, or about $828.  This cost would have been reduced by half (342.5 Euros per vessel per day, or 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. Under the amended and restated Master Management Agreement, as of January 1, 2018, the volume discount has been permanently incorporated into the daily management fee which remained 685 Euros in 2018 and 2019 and will be annually adjusted for Eurozone inflation. As of May 30, 2018, fixed cost was adjusted to $1,250,000. For the year 2018, the fixed cost was adjusted to $2,000,000 pro-rated for the period from January 1, 2018 until May 29, 2018 and $1,250,000 thereafter for the period from May 30, 2018 until December 31, 2018 for a total amount of $1,561,126. As of January 1, 2019, the fee was changed to $1,250,000. Eurobulk has received fees for management and executive compensation expenses of $3,878,835, $3,939,113 and $5,097,220during, 2016, 2017 and 2018, respectively.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. We pay additional commissions to major charterers and their brokers as well that usually range from 3.75% to 5.00%. During 2018, Eurochart received: $64,500 for vessel sales which is calculated as a 1% commission of the vessel sales price and $453,361 for chartering services calculated as 1.25% of chartering revenues.
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
Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any containership which any of them may consider for acquisition in the future. In addition, Mr. Pittas has granted us a right of first refusal to accept any chartering out opportunity for a containership which may be suitable for any of our vessels, provided that we have a suitable vessel, properly situated and available, to take advantage of the chartering out opportunity. Mr. Pittas has also agreed to use his best efforts to cause any entity he directly or indirectly controls to grant us this right of first refusal.
The Company may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company's Chief Executive Officer.
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

On November 29, 2016, Euroseas signed an agreement with Colby Trading Ltd, a company affiliated with its CEO, to draw a $2 million loan to finance working capital needs. Interest on the loan was 10% per annum payable quarterly. The Company repaid the loan at the end of the February 28, 2017 and paid $50,556 for interest. In March 2017, the Company received a commitment by Colby Trading Ltd to provide financing of up to $4.00 million on terms to be mutually agreed to fund the Company's working capital requirements and capital commitments of the Company pre spin-off, extended for an amount up to $2.00 million for the Company post spin-off for the period through June 30, 2020, if needed (see Item 5.B. "Liquidity and Capital Resources" sub-section "Cash Flows").
On December 23, 2016, the Company acquired M/V "RT Dagr" from entities managed by Tennenbaum Capital Partners, LLC (Tennenbaum Opportunities Fund V, LP and Tennenbaum Opportunities Fund VI, LLC), one of our Series B Preferred Shareholders by issuing 900,000 shares of common stock as consideration for the value of the vessel and fuel on board. The fair value of the shares at issuance was $1.8 million.
In 2016, the Company recorded an impairment of $14.07 million on its investment in Euromar reducing the carrying value of the investment to zero, due to the persisting depressed market environment and the amended loan agreements based on which the Company concluded that its investment in Euromar was impaired and that the impairment was other than temporary.
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
On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry, a separate publicly listed company also listed on Nasdaq Capital Market. Shareholders of the Company received one EuroDry share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.
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

If reinstated, the payment of dividends to our common stock is not guaranteed or assured, and may again be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of these subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the containership charter market, our earnings would be negatively affected, thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends. Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company.
The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares' dividend rate increases to 12% for the two years following January 29, 2019 and to 14% thereafter and is payable in cash. The Company declared $1.73 million, $1.81 million and $1.34 million in dividends on its preferred shares during 2016, 2017 and 2018, respectively, all of which were paid in-kind.
B. Significant Changes
No significant change has occurred since the date of the annual financial statements included in this annual report on Form 20-F.
Item 9.	The Offer and Listing
A. Offer and Listing Details
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015. Our shares of common stock previously traded on the Nasdaq Global Select Market from January 1, 2008 to June 25, 2015.

B. Plan of Distribution
Not Applicable.
C. Markets
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015.  Our shares began trading on the Nasdaq Global Market on January 31, 2007 and on the Nasdaq Global Select Market on January 1, 2008 and have traded on the Nasdaq Capital Market since June 26, 2015.  Prior thereto, our shares traded on the OTCBB under the symbol "ESEAF.OB" until October 5, 2006 and then under the symbol "EUSEF.OB" until January 30, 2007.
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
Common Stock
As of March 31, 2019, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 12,515,645 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.
Preferred Stock
As of March 31, 2019, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 19,687 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
The Series B Preferred Shares paid dividends quarterly in arrears (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5% per annum, depending on the trading price of the Company's common stock. The first payment of interest was on March 31, 2014. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis, and 5%. If a cash dividend is paid on the Company's common stock after the first five years, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares dividend rate will increase to 12% per annum for the two years following January 29, 2019 and to 14% per annum thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met, including the Company's common stock trading that a volume-weighted average price of $25.00 (subject to adjustment), the Company having sold its common stock in a public offering at a per share price of at least $25.00 (subject to adjustment) resulting in gross proceeds of at least $40 million and an effective registration statement for the common stock into which the Series B Preferred Shares would convert being effective. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $4.58 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after January 29, 2019. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
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
At the spin-off date, Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Shares, i.e., $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in-kind.  Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of the EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.
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
Classified Board of Directors
Our amended and restated articles of incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our Board of Directors from removing a majority of our Board of Directors for two years.
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
Advance Notice Requirements for Shareholder Proposals and Director Nominations
Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.
Certain Business Combinations
Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any "business combination" with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.
Shareholders' Rights Plan
We adopted a shareholders' rights plan on May 18, 2009 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series A Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2009. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $26, subject to adjustment. The rights will expire on the earliest of (i) May 27, 2019 or (ii) redemption or exchange of the rights. The plan was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the company. We believe that the shareholders' rights plan should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. On March 29, 2010, the plan was amended to permit our Euromar Joint Venture partners, Paros Ltd., All Seas Investors I, Ltd., All Seas Investors II, Ltd. and All Seas Investors III LP, to exercise their conversion rights into the Company's shares without violating the plan.  In January 2014, the plan was further amended to permit

Tennenbaum Opportunities Fund VI, LLC or allowed transferees managed by TCP to exercise their conversion rights without violating the plan; and in March 2014, the plan was amended to permit 12 West Capital Fund LP, 12 West Offshore Fund LP or allowed transferees managed by 12 West to acquire shares of the Company without violating the plan.  On December 22, 2016, the rights plan was further amended to permit affiliates of Tennenbaum Capital Partners, LLC to purchase the Company's common shares in a private transaction with the Company and to make certain additional purchases of the Company's common shares without violating the rights plan. The Company intends to adopt a new shareholders' rights plan to replace the existing shareholder rights plan given the upcoming expiration of the rights as noted above.
C. Material Contracts
We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing", and Note 7 of our attached financial statements.
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
We adopted a new Equity Incentive Plan in May 2018. For a discussion of this agreement, please see the section of this annual report entitled "Item 6—B. Compensation—Equity Incentive Plan."
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

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2018, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
We do not believe that we can establish that we satisfied the 50% Ownership Test for the 2018 taxable year due to the widely-held nature of our stock.
For the reasons discussed below, we believe that we did not satisfy the Publicly-Traded Test for the 2018 taxable year and therefore we will not qualify for benefits of Section 883 of the Code for the 2018 taxable year.
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

The Treasury Regulations also require that our stock be "regularly traded" on an established securities market. Under the Treasury Regulations, our stock will be considered to be "regularly traded" if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and by total combined value of all classes of stock, are listed on one or more established securities markets, which we refer to as the "listing threshold." Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, did not constitute more than 50% of our outstanding shares by value for the 2018 taxable year, and accordingly, we did not satisfy the listing threshold for the 2018 taxable year.  However, it is possible that our common stock may come to constitute more than 50% of our outstanding shares by value in a future taxable year in which case we may be able to satisfy the listing threshold and possibly the Publicly Traded Test.
Taxation in Absence of Exemption
Because the benefits of Section 883 of the Code are unavailable for the 2018 taxable year, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime. The amount of this tax for the 2016 taxable year was approximately $21,275, for the 2017 taxable year the amount was approximately $15,135, while for the 2018 taxable year the amount is estimated at $12,311.
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

We do not intend to have, or permit circumstances that would result in having, any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income is "effectively connected" with the conduct of a United States trade or business for the 2018 taxable year.
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
This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement"

and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.
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
Interest Rate Fluctuation Risk
The international containership shipping industry is capital intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swap as of December 31, 2018 and 2017 was $10 million and $10 million, respectively. The swap has specified rates and duration. Refer to the table in Note 13 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2018 and December 31, 2017. On September 30, 2016, we terminated the $10 million notional amount 1.29% swap with Eurobank which began in July 2014. We paid $32,000 for this termination. Our current swap contract expires in May 2019 and provides effective coverage of approximately 27% of our debt until its expiration. We have no effective coverage of our debt after May 2019.
As of December 31, 2018, we had $37.49 million of floating rate debt outstanding with margins over LIBOR ranging from 2.65% to 4.40%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decreased our cash flows in the twelve-month period ended December 31, 2018 by approximately $155,955 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2018 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our loans will increase but net payments we will have to make under our interest rate swap contracts will decrease.
Year Ended December 31,	Amount in $ (loans)	Amount in $ (swap)
2019	342,335	(40,548)
2020	290,215	-
2021	167,938	-
2022	-	-
2023 and thereafter	-	-

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
Foreign Exchange Rate Risk
The international containership shipping industry's functional currency is the U.S. Dollar. We generate all of our revenues in U.S. dollars, but incur approximately 27% of our vessel operating expenses (excluding depreciation and other operating income) in 2018 in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 11% in 2018) are mainly in Euros and some other currencies. On December 31, 2018, approximately 45% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2018 was $0.01 million, and for the year ended December 31, 2017 we had a net foreign exchange loss of $0.03 million.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2018, would have increased our operating expenses by approximately $0.62 million and the fair value of our outstanding trade accounts payable by approximately $0.1 million.
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
(a)     Evaluation of Disclosure Controls and Procedures
Pursuant to Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2018. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2018, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
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
Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2018. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2018.
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

Item 16C.	Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2017 (dollars in thousands)	2018 (dollars in thousands)
Audit Fees	$290	$288
Audit related fees	-	-
Tax fees	-	-
All other fees / expenses	-	-
Total	$290	$288

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
The financial statements set forth on pages F-1 through F-50, together with the report of independent registered public accounting firm, are filed as part of this annual report.
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

4.57	Euroseas 2018 Equity Incentive Plan
4.58	Revolving Credit Facility Agreement between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as arranger, relating to a revolving credit facility of up to US$45,000,000 dated November 21, 2018
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

Date: April 25, 2019

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Euroseas Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company” ) as of December 31, 2018 and 2017, the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.
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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 24, 2019

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2017	2018
Assets
Current assets
Cash and cash equivalents		2,858,927	6,960,258
Restricted cash	7	1,103,953	117,063
Trade accounts receivable, net		885,495	958,705
Other receivables		965,037	2,031,415
Inventories	3	1,193,018	1,704,391
Prepaid expenses		247,039	222,336
Vessel held for sale	4	4,914,782	-
Total current assets, continuing operations		12,168,251	11,994,168
Current assets of discontinued operations		3,914,117	-
Total current assets		16,082,368	11,994,168

Long-term assets
Vessels, net	4	52,132,079	48,826,128
Restricted cash	7	4,334,267	6,134,267
Due from spun-off subsidiary		24,585,518	-
Long-term assets of discontinued operations		65,195,329	-
Total assets		162,329,561	66,954,563

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	7	4,203,261	4,870,241
Trade accounts payable		1,522,473	2,288,525
Accrued expenses	5	1,117,110	1,301,805
Deferred revenues		590,178	417,634
Due to related company	6	4,986,836	2,672,895
Derivatives	13, 16	229,451	41,435
Total current liabilities, continuing operations		12,649,309	11,592,535
Current liabilities of discontinued operations		5,883,288	-
Total current liabilities		18,532,597	11,592,535

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2017	December 31, 2018

Long-term liabilities
Long-term bank loans, net of current portion	7	29,811,241	31,716,549
Derivatives	13, 16	16,631	-
Vessel profit participation liability	7	1,297,100	1,067,500
Total long-term liabilities, continuing operations		31,124,972	32,784,049
Long-term liabilities of discontinued operations		30,364,035	-
Total long-term liabilities		61,489,007	32,784,049
Total liabilities		80,021,604	44,376,584
Commitments and contingencies	9
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 37,314 and 19,605 issued and outstanding, respectively)	15	35,613,759	18,757,361
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 11,274,126 and 12,515,645 issued and outstanding)	18	338,230	375,476
Additional paid-in capital		284,236,597	233,668,127
Accumulated deficit		(237,880,629)	(230,222,985)
Total shareholders’ equity		46,694,198	3,820,618
Total liabilities, mezzanine equity and shareholders’ equity		162,329,561	66,954,563

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2016, 2017 and 2018
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2016	2017	2018
Revenues
Time charter revenue		21,409,236	24,278,048	36,062,202
Voyage charter revenue		47,979	559,319	206,682
Related party management fee income	14	240,000	240,000	-
Commissions (including, $268,658, $310,467 and $453,361, respectively, to related party)	6, 12	(1,151,879)	(1,318,248)	(1,844,147)
Net revenue, continuing operations		20,545,336	23,759,119	34,424,737
Operating expenses
Voyage expenses	12	1,209,085	1,564,489	1,261,088
Vessel operating expenses (including, $175,761, $190,723 and $256,069, respectively, to related party)	6, 12	13,853,444	15,019,342	19,986,170
Other operating income		-	(499,103)	-
Dry-docking expenses		2,204,784	571,291	2,774,924
Vessel depreciation	4	4,959,487	3,585,965	3,305,951
Related party management fees	6	2,399,461	2,632,637	3,536,094
Other general and administrative expenses (including $1,479,374, $1,306,476 and $1,561,126, respectively, to related party)	6, 10	2,673,594	2,502,203	2,565,502
Net gain on sale of vessels (including $27,741, $70,640 and $64,500 to related party)	4, 6	(10,597)	(803,811)	(1,340,952)
Loss on write-down of vessels held for sale (including $29,469, $0 and $0, respectively, to related party)	4, 6	5,924,668	4,595,819	-
Total operating expenses, continuing operations		33,213,926	29,168,832	32,088,777
Operating (loss) / income, continuing operations		(12,668,590)	(5,409,713)	2,335,960
Other income/(expenses)
Interest and other financing costs		(1,370,830)	(1,554,695)	(3,050,768)
(Loss) / gain on derivatives, net	13	(119,154)	12,389	(44,343)
Other investment income	14	1,024,714	-	-
Impairment of other investment	14	(4,421,452)	-	-
Foreign exchange (loss) / gain		(31,033)	(30,214)	13,963
Interest income		22,277	37,972	81,792
Other expenses, net, continuing operations		(4,895,478)	(1,534,548)	(2,999,356)
Equity loss in joint venture	14	(2,444,627)	-	-
Impairment in joint venture	14	(14,071,075)	-	-
Net loss, continuing operations		(34,079,770)	(6,944,261)	(663,396)
Dividends to Series B preferred shares	15	(1,725,699)	(1,808,811)	(1,335,733)
Net loss attributable to common shareholders, continuing operations		(35,805,469)	(8,753,072)	(1,999,129)
Loss per share attributable to common shareholders - basic and diluted, continuing operations	11	(4.38)	(0.79)	(0.18)
Weighted average number of shares outstanding during the year, basic and diluted	11	8,165,703	11,067,524	11,318,197
Net (loss) / income attributable to common shareholders, discontinued operations	17	(10,141,353)	849,701	554,506
Net loss attributable to common shareholders		(45,946,822)	(7,903,371)	(1,444,623)
The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2016, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance December 31, 2015	8,195,760	245,873	278,833,156	(184,030,436)	95,048,593
Net loss attributable to common shareholders	-	-	-	(45,946,822)	(45,946,822)
Issuance of shares from private placement, net of issuance costs	719,425	21,583	978,417	-	1,000,000
Issuance of shares for vessel acquisition, net of issuance costs	900,000	27,000	1,773,000	-	1,800,000
Issuance of shares sold at the market (ATM), net of issuance costs	978,847	29,365	1,881,287	-	1,910,652
Issuance of restricted shares for stock incentive award and share-based compensation	82,080	2,462	291,879	-	294,341
Balance December 31, 2016	10,876,112	326,283	283,757,739	(229,977,258)	54,106,764
Net loss attributable to common shareholders	-	-	-	(7,903,371)	(7,903,371)
Issuance of shares sold at the market (ATM), net of issuance costs	301,780	9,060	365,183	-	374,243
Issuance of restricted shares for stock incentive award and share-based compensation	100,270	3,008	113,554	-	116,562
Shares forfeited	(4,036)	(121)	121	-	-
Balance December 31, 2017	11,274,126	338,230	284,236,597	(237,880,629)	46,694,198
Net loss attributable to common shareholders	-	-	-	(1,999,129)	(1,999,129)
Spin-off of EuroDry Ltd. to stockholders	-	-	(52,520,821)	9,656,773	(42,864,048)
Issuance of shares sold at the market (ATM), net of issuance costs	1,116,069	33,482	1,831,628	-	1,865,110
Issuance of restricted shares for stock incentive award and share-based compensation	125,450	3,764	120,723	-	124,487

Balance December 31, 2018	12,515,645	375,476	233,668,127	(230,222,985)	3,820,618

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)
	2016	2017	2018
Cash flows from operating activities:
Net loss	(34,079,770)	(6,944,261)	(663,396)
Adjustments to reconcile net loss to net cash (used in)/ provided by operating activities:
Depreciation of vessels	4,959,487	3,585,965	3,305,951
Other operating income	-	(499,103)	-
Loss on write-down of vessels held for sale	5,924,668	4,595,819	-
Amortization and write off of deferred charges	141,883	113,244	321,181
Amortization of debt discount	-	60,988	465,507
Net gain on sale of vessels	(10,597)	(803,811)	(1,340,952)
Share-based compensation	294,341	116,562	124,487
Unrealized (gain) / loss on derivatives	(12,921)	5,901	(204,647)
Other investment income	(1,024,714)	-	-
Impairment of other investment	4,421,452	-	-
Equity loss and impairment of investment in joint venture	16,515,702	-	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	217,517	(91,604)	(73,210)
Prepaid expenses	2,639	(117,793)	24,703
Other receivables	378,811	(210,741)	(1,066,378)
Inventories	344,578	329,244	(511,373)
Increase / (decrease) in:
Due to related company	(2,876,104)	4,314,415	(2,732,256)
Trade accounts payable	459,912	197,782	766,052
Accrued expenses	(654,127)	167,016	282,045
Deferred revenues	(90,825)	233,402	(172,544)
Net cash (used in) / provided by operating activities of continuing operations	(5,088,067)	5,053,025	(1,474,830)
Cash flows from investing activities:
Cash paid for capitalized expenses and vessel acquisition	(3,086,812)	(30,063,480)	(1,867)
Cash released from other investment	-	4,000,000	-
Proceeds from sale of vessels	4,196,268	9,552,260	6,255,735
Net cash provided by / (used in) investing activities of continuing operations	1,109,456	(16,511,220)	6,253,868

(Consolidated statements of cash flows continues on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

(Continued)
	2016	2017	2018
Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	3,168,058	549,495	1,975,110
Investment in subsidiary spun-off	(8,823,927)	(915,525)	(3,298,356)
Due from spun-off subsidiary	(725,620)	639,312	-
Offering expenses paid	(82,377)	(341,072)	(22,488)
Loan arrangement fees paid	(260,232)	(187,637)	(419,863)
Proceeds from long-term bank loans	14,500,000	22,250,000	34,250,000
Repayment of long-term bank loans	(16,117,125)	(7,243,915)	(32,349,000)
Proceeds from related party loan	2,000,000	-	-
Repayment of related party loan	-	(2,000,000)	-
Net cash (used in) / provided by financing activities of continuing operations	(6,341,223)	12,750,658	135,403

Net (decrease) / increase in cash, cash equivalents and restricted cash	(10,319,834)	1,292,463	4,914,441
Cash, cash equivalents and restricted cash at beginning of year	17,324,518	7,004,684	8,297,147
Cash, cash equivalents and restricted cash at end of year, continuing operations	7,004,684	8,297,147	13,211,588
Cash breakdown
Cash and cash equivalents	2,616,984	2,858,927	6,960,258
Restricted cash, current	153,432	1,103,953	117,063
Restricted cash, long term	4,234,268	4,334,267	6,134,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	7,004,684	8,297,147	13,211,588

Discontinued operations:
Net cash provided by operating activities of discontinued operations	4,255,829	2,910,287	3,970,170
Net cash used in investing activities of discontinued operations	(24,243,012)	(9,635,504)	(29,045,685)
Net cash provided by financing activities of discontinued operations	20,472,737	9,283,359	27,928,885

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

(Continued)

Supplemental cash flow information Cash paid for interest, net of capitalized expenses	1,238,422	1,174,863	2,475,631
Financing, and investing activities fees:
Loan arrangement fees accrued	-	74,863	-
Offering expenses accrued	178,308	12,488	100,000
Payment-in-kind dividends	1,725,699	1,808,811	1,335,733
Capital expenditures included in liabilities	142,947	-	-
Shares issued as consideration for vessel acquisition including inventory on-board	1,800,000	-	-
Preferred shares distributed to EuroDry	-	-	18,192,131

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. (the “Company” or “Euroseas”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus, becoming the sole shareholder of Euroseas Ltd. Euroseas’ common shares trade on the Nasdaq Capital Market under the ticker symbol “ESEA”.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or  “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 6).

The Pittas family is the controlling shareholder of Friends Investment Company Inc. which, in turn, owns 29.6% of the Company’s common shares as of December 31, 2018.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off (the “Spin-off”) of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented.

 The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

●
Allendale Investment S.A. incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 deadweight tons (“DWT”) / 1,169 twenty-foot equivalent (“TEU” – a measure of carrying capacity in containers) container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002.

●
Alterwall Business Inc. incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT / 1,169 TEU container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001.

●
Diana Trading Ltd. incorporated in the Republic of Marshall Islands on September 25, 2002, owner of the Marshall Islands flag 69,734 DWT bulk carrier M/V “Irini”, which was built in 1988 and acquired on October 15, 2002. M/V “Irini” was sold on July 10, 2013.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

●
Xenia International Corp., incorporated in the Republic of Marshall Islands on April 6, 2006, owner of the Marshall Islands flag 22,568 DWT / 950 TEU multipurpose M/V “Tasman Trader”, which was built in 1990 and acquired on April 27, 2006.  On March 7, 2012, the vessel was renamed M/V “Anking”. The vessel was sold on June 4, 2013.

●
Prospero Maritime Inc., incorporated in the Republic of Marshall Islands on July 21, 2006, owner of the Marshall Islands flag 69,268 DWT dry bulk M/V “Aristides N.P.”, which was built in 1993 and acquired on September 21, 2006. The vessel was sold on January 15, 2016.

●
Xingang Shipping Ltd., incorporated in Republic of Liberia on October 16, 2006, owner of the Liberian flag 23,596 DWT / 1,599 TEU container carrier M/V “YM Xingang I” , which was built in February 1993 and acquired on November 15, 2006. On July 11, 2009, the vessel was renamed M/V “Mastro Nicos” and on November 5, 2009, it was renamed M/V “YM Port Kelang”. On October 25, 2011 the vessel was renamed M/V “Marinos”. The vessel was sold on November 26, 2015.

●
Manolis Shipping Ltd., incorporated in the Republic of Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007.

●
Eternity Shipping Company, incorporated in the Republic of Marshall Islands on May 17, 2007, owner of the Marshall Islands flag 30,007 DWT / 1,742 TEU container carrier M/V “Clan Gladiator”, which was built in 1992 and acquired on June 13, 2007. On May 9, 2008, M/V “Clan Gladiator” was renamed M/V “OEL Transworld” and on August 31, 2009 the vessel was renamed M/V “Captain Costas”. The vessel was sold on May 10, 2016.

●
Pilory Associates Corp., incorporated in Panama on July 4, 2007, owner of the Panamanian flag 33,667 DWT / 1,932 TEU container carrier M/V “Despina P”, which was built in 1990 and acquired on August 13, 2007. The vessel was sold on December 28, 2015.

●
Tiger Navigation Corp., incorporated in the Republic of Marshall Islands on August 29, 2007, owner of the Marshall Islands flag 31,627 DWT / 2,228 TEU container carrier M/V “Tiger Bridge”, which was built in 1990 and acquired on October 4, 2007. The vessel was sold on November 9, 2015.

●
Noumea Shipping Ltd, incorporated in the Republic of Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V “Maersk Noumea”, renamed “Evridiki G”, which was built in 2001 and acquired on May 22, 2008.

●
Saf-Concord Shipping Ltd., incorporated in the Republic of Liberia on June 8, 2008, owner of the Liberian flag 46,667 DWT bulk carrier M/V “Monica P”, which was built in 1998 and acquired on January 19, 2009. The vessel was sold on June 25, 2018.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

●
Eleni Shipping Ltd., incorporated in the Republic of Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V “Eleni P”, which was built in 1997, acquired on March 6, 2009 and sold on January 26, 2017.

●
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V “Aggeliki P” which was built in 1998, acquired on June 21, 2010 and sold on December 6, 2017.

●
Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna” which was built in 1999 and acquired on July 4, 2013. On January 8, 2016, the vessel has been renamed M/V “Vento di Grecale”. On March 17, 2017 the vessel was again renamed M/V “Joanna”.

●
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express” which was built in 1997 and acquired on September 29, 2016.

●
Hull 2 Shipping Ltd., incorporated in the Republic of the Marshall Islands on December 30, 2013, owner of the Marshall Islands flag 20,976 DWT / 1,645 TEU container carrier M/V “RT Dagr” which was built in 1998 and acquired on December 23, 2017. The vessel was sold on January 31, 2017.

●
Gregos Shipping Ltd., incorporated in the Republic of Liberia on May 25, 2017, owner of the Liberian flag 35,600 DWT / 2,788 TEU container carrier M/V “EM Astoria” which was built in 2004 and acquired on June 20, 2017.

●
Athens Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Athens” which was built in 2000 and acquired on September 29, 2017.

●
Corfu Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 34,654 DWT / 2,556 TEU container carrier M/V “EM Corfu” which was built in 2001 and acquired on October 29, 2017.

●
Oinousses Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Oinousses” which was built in 2000 and acquired on October 23, 2017.

●
Bridge Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 71,366 DWT / 5,610 TEU container carrier M/V “Akinada Bridge” which was built in 2001 and acquired on December 21, 2017.

Eurocon Ltd. is an intermediate holding company between the vessel owning subsidiaries and Euroseas Ltd. Eurocon Ltd. was incorporated in the Republic of the Marshall Islands on September 18, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

As of December 31, 2018, the Company had a working capital surplus of $0.4 million and has been incurring losses. The Company’s cash balance amounted to $6.96 million and cash in restricted retention accounts amounted to $6.25 million as of December 31, 2018. For the two years following January 29, 2019 the holders of EuroDry Series B Preferred Shares will receive a cash dividend at a dividend rate of 12% per annum, which will increase to 14% thereafter (Note 15). The Company intends to fund its  working capital requirements via cash at hand, cash flow from operations, debt balloon payment refinancing and equity offerings. In the unlikely event that these are not sufficient the Company may also draw down up to $2.00 million under a commitment from COLBY Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, and possible vessel sales (where equity will be released), if required, among other options.   The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the years ended December 31, 2016, 2017 and 2018, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2016	2017	2018
CMA CGM, Marseille	19%	34%	51%
New Golden Sea Shipping Pte. Ltd., Singapore	30%	31%	33%
MSC Geneva	22%	17%	11%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
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
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.
Inventories

Inventories are stated at the lower of cost and net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation.  Inventories are valued using the FIFO (First-In First-Out) method.

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
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction.

Insurance claims and insurance proceeds

Claims receivable are recorded on the accrual basis and represent the amounts to be received, net of deductibles incurred through each balance sheet date, for which recovery from insurance companies is probable and the claim is not subject to litigation. Any remaining costs to complete the claims are included in accrued liabilities. Insurance proceeds are recorded according to type of claim that gives rise to the proceeds in the consolidated statements of operations and the consolidated statements of cash flow.

Revenue and expense recognition

Revenues are generated from time charters and voyage charters. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight.

The Company’s time charter agreements are classified as operating leases pursuant to ASC 840 “Leases”, according which revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured.  Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance ASC 840 related to leases, adjusted for the off-hire days that a vessel spends undergoing repairs, maintenance or upgrade work. A time charter contract is deemed to commence from the time of the delivery of the vessel to an agreed port and is deemed to end upon the re-delivery of the vessel at an agreed port.

The Company adopted the provisions of the new standard on revenue from contracts with customers (ASC 606) on January 1, 2018, using the modified retrospective transition method applied to those contracts which were not completed as of that date. Voyage charter agreements are considered service contracts that fall under the provisions of ASC 606, because the Company as the shipowner retains the control over the operation of the vessel such as directing the routes taken or the vessel speed. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge. Prior to the adoption of ASC 606, revenue from voyage contracts was recognized from the later of the discharge of the vessel’s previous cargo or the time it receives a contract that is not cancelable, until the discharge of the current cargo. The majority of revenue from voyage charter agreements is usually collected in advance. During the years ended December 31, 2016, 2017 and 2018, there has been no voyage charter in 2016 and only one instance in each of 2017 and 2018 where a vessel was employed under a voyage charter and in both cases the voyage began and ended in the same period.

Demurrage income is included in Voyage charter revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized when earned. Demurrage income for the years ended December 31, 2016, 2017 and 2018 was not material.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage charter agreements, voyage expenses relate to bunkers, port charges, canal tolls, and agency fees and are all paid by the Company. Costs incurred prior to loading which are directly related to the voyage may be deferred if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, hold cleaning, postage, extra war risk insurance, bunkers during ballast period and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within time charter revenue.

Commissions (address and brokerage), regardless of charter type, are always paid by the Company, are deferred and amortized over the related charter period and are presented as a separate line item in revenues to arrive at net revenues in the accompanying consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
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

Fair value of time charter acquired

The Company records all identified tangible and intangible assets or any liabilities associated with the acquisition of a vessel at fair value. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the charterer.  The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to Time charter revenues over the remaining term of the charter.

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “Other general and administrative expenses” in the “Consolidated statements of operations.” The shares to employees and directors are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. In addition, non-vested awards granted to non-employees are recognized on a straight-line basis over the remaining period service is provided.  The fair value of the awards granted to non-employees are measured at the fair value at each reporting period until the non-vested shares vest and performance is complete.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
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

Impairment of long-lived assets

The Company reviews its long-lived assets “held and used” for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

Other investments

Investments over which the Company believes it does not exercise any influence are carried at the book value and are adjusted to recognize accrued income and are adjusted for impairment whenever facts and circumstances determine that they are not recoverable. The amount of the adjustment is included in the determination of net income / (loss) (Note 14).

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
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Earnings / (loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to common shareholders, after the deduction of dividends paid to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2017 and 2018, are considered contingently returnable until the restrictions lapse and will not be included in the basic net income per share calculation until the shares are vested.

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
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, "Revenue from Contracts with Customers", which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017 and interim periods therein, and shall be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company adopted this ASU for its revenues from voyage charters for its reporting period commencing January 1, 2018 and elected to use the modified retrospective transition method for the implementation of this standard. The implementation of this standard did not have an impact on the Company’s financial statements, as the Company did not have any voyage charters in progress as of December 31, 2017 and 2018. Voyage charter revenues represent less than 3% of total revenues for each of the years in the three year period ended December 31, 2018.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. Early adoption is permitted for all entities. The Company will adopt ASC 842 for its reporting period commencing January 1, 2019 and has elected not to recast the comparative periods presented when transitioning to ASC 842. The Company’s time charter agreements will be classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. The nature of the lease component and non-lease component that will be combined as a result of applying the practical expedient are the contract for the hire of a vessel and the fees for operating and maintaining the vessel respectively. The Company has elected not to separate the lease and non-lease components. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842. Since lessor accounting remains largely unchanged from current U.S. GAAP, the implementation of this standard will not have a significant impact on the Company’s financial statements, however it will increase the disclosures relating to the Company’s leasing arrangements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses. The main objective of this Update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public entities, the amendments in ASU 2018-07 are effective for annual periods beginning after 15 December 2018, and interim periods within those annual periods. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

3.	Inventories

Inventories consisted of the following:
	2017	2018
Lubricants	1,107,571	1,043,763
Victualing	85,447	79,965
Bunkers	-	580,663
Total	1,193,018	1,704,391

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2017	58,665,385	(17,520,010)	41,145,375
- Depreciation for the year	-	(3,585,965)	(3,585,965)
- Vessel Acquisitions	30,015,188	-	30,015,188
- Sale of vessels	(9,318,842)	2,110,762	(7,208,080)
- Vessels held for sale	(18,081,755)	9,847,316	(8,234,439)
Balance, December 31, 2017	61,279,976	(9,147,897)	52,132,079
- Depreciation for the year	-	(3,305,951)	(3,305,951)
Balance, December 31, 2018	61,279,976	(12,453,848)	48,826,128

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

On May 10, 2016, the Company sold M/V “Captain Costas”, one of the Company's containership vessels, for a net price of $2.65 million. After sales commissions of 4%, which includes the 1% payable to Eurochart S.A. (see Note 6), and other sale expenses, the Company realized a gain of $10,597.

On September 29, 2016, the Company acquired M/V “Aegean Express”, a 1,439 teu containership vessel, for a purchase price plus costs required to make the vessel available for use of $3,151,940. On December 23, 2016, the Company signed a memorandum of agreement to purchase M/V “RT Dagr”, a 1,645 teu feeder containership vessel built in 1998 in Germany, for approximately $1.81 million by issuing 864,292 shares of the Company's common stock and payment of acquisition expenses of $77,821 with another 35,708 common shares issued as payment for the amount of fuel that was acquired along with the vessel. On January 13, 2017, the Company agreed to sell for scrap M/V “RT Dagr”, for a net price of $2.3 million.  The vessel was delivered to its buyers on January 31, 2017. The Company recorded a gain on sale of approximately $0.5 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the “Consolidated Statements of Operations”.

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P", a 72,119 dwt 1997-built drybulk carrier. The vessel was written down to its fair market value less costs to sell resulting in a non-cash loss of $5.92 million, or $0.73 loss per share basic and diluted. This amount is presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  The vessel was delivered to its buyers on January 26, 2017.

On September 30, 2017 the Company decided to sell for scrap M/V “Aggeliki P.” a 2,008 teu 1998-built container carrier and M/V “Monica P” a 46,667 dwt 1998-built drybulk carrier.  Both vessels were written down to their fair market value, resulting in a non-cash loss of $4.6 million, or $0.42 loss per share basic and diluted. These amounts are presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the "Consolidated Statements of Operations".  The Company sold the vessel on December 6, 2017 for net proceeds of approximately $4.4 million and recorded a gain on sale of approximately $0.3 million for the year ended December 31, 2017, presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the "Consolidated Statements of Operations". M/V “Aggeliki P” was sold on December 6, 2017. M/V “Monica P” was still held for sale as of December 31, 2017 with a value of $4.9 million that was presented in "Vessel held for sale" in the "Consolidated Balance Sheets” as of December 31, 2017 and was sold on June 25, 2018. The sale resulted in a gain of $1.34 million which is presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the "Consolidated Statements of Operations".

On June 20, 2017 the Company acquired the feeder containership (2,788 teu, 2004 built) M/V “EM Astoria” for a purchase price of $4.75 million.

On September 29, 2017 the Company acquired the feeder containership (2,506 teu, 2000 built) M/V “EM Athens” for a purchase price of $4.24 million.

On October 23, 2017 the Company acquired the feeder containership (2,506 teu, 2000 built) M/V “EM Oinousses” for a purchase price of $4.25 million.

On October 29, 2017 the Company acquired the feeder containership (2,556 teu, 2001 built) M/V “EM Corfu” for a purchase price of $5.66 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

On December 21, 2017 the Company acquired the intermediate containership (5,610 teu, 2001 built) M/V “Akinada Bridge” for a purchase price of $11.12 million.

The Company performed the undiscounted cash flow test as of December 31, 2017 and 2018 and determined that the net book value of its vessels held for use was recoverable.

All the Company’s vessels have been mortgaged as security for the Company’s loans.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

5. Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2017	As of December 31, 2018

Accrued payroll expenses	210,664	93,404
Accrued interest expense	262,546	565,623
Accrued deferred charges	74,863	-
Accrued general and administrative expenses	209,161	348,761
Accrued commissions	100,793	39,545
Other accrued expenses	259,083	254,472
Total	1,117,110	1,301,805

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily fee of Euro 685 for each of  2016, 2017 and 2018, under the Company’s Master Management Agreement. An additional fixed management fee (see below) is paid to the Manager for the provision of various management services. Vessel management fees paid to the Manager amounted to $2,399,461, $2,632,637 and $3,536,094 in 2016, 2017 and 2018, respectively.

The Company’s Master Management Agreement (“MMA”) with Eurobulk provides for an annual adjustment of the daily management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up.  In the case of newbuilding vessel contracts, the same management fee of Euro 685 becomes effective when construction of the vessels actually begins. The Master Management Agreement, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager a management agreement with the rate and term of these agreements set in the Master Management Agreement effective at such time.

The MMA was amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 (“volume discount”); it was further renewed as of January 1, 2014 for a new five year term until January 1, 2019.

Starting January 1, 2013, the daily vessel management fee was adjusted to Euro 720 per day per vessel in operation and 360 Euros per day per vessel in lay-up before the 5% discount. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016, 2017.

The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the year 2018 and will be adjusted annually for inflation in the Eurozone. The fee remained unchanged for 2019. These fees are recorded under “Related party management fees” in the “Consolidated statements of operations”.

In addition to the vessel management services, the Manager provides executive services to the Company. In 2016, 2017 and 2018 up to the Spin-off, compensation for such services to the Company as a public company was $2,000,000 per annum for the Company pre Spin-off. For the Company post Spin-off the annual compensation for such services was set at $1,250,000. The amount of such executive compensation allocated to the Company pre Spin-off was based on the proportion of the number of calendar days that related to Euroseas post spin-off vessels to the number of days of the entire fleet of Euroseas. These amounts amounted to $1,479,374, $1,306,476 and $1,561,126 in 2016, 2017 and 2018, respectively, and are recorded in “Other general and administrative expenses” in the “Consolidated statements of operations.”

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

6.	Related Party Transactions - continued

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2017 and 2018, the amounts due to related company were $4,986,836 and $2,672,895, respectively. Based on the MMA between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and the Manager an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced in the beginning of the quarter to the Manager.

The Company in November 2016 reached an agreement with a related party, COLBY Trading Ltd., a company controlled by the Pittas family and affiliated to its CEO, to draw a $2 million loan to finance working capital needs with an interest rate of 10% per annum. Interest on the loan was payable quarterly, there were no principal repayments until January 2018 when the loan matured and there was no prepayment penalty. The Company fully repaid this loan along with the first interest payment of $50,556 earlier than scheduled at the end of February 2017.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for vessel sales were $55,796, $70,640 and $64,500 in 2016, 2017 and 2018, respectively, recorded in “Net gain on sale of vessels” and “Loss on write-down of vessels held for sale” in the “Consolidated statements of operations”. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes; The Company withheld, on behalf of Eurochart, commissions of $30,000, $118,526 and nil in 2016, 2017 and 2018, respectively, for vessels the Company acquired. Commissions to Eurochart S.A. for chartering services were, $268,658, $310,467 and $453,361 in 2016, 2017 and 2018, respectively, recorded in “Commissions” in the “Consolidated statements of operations”.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”); and with a crewing agent Technomar Crew Management Services Corp (“Technomar”). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on premium not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were, $78,530 and $97,231 in 2016, $89,329 and $101,394 in 2017 and $118,684 and $137,385 in 2018, respectively.  These amounts are recorded in “Vessel operating expenses” in the “Consolidated statements of operations.”

On December 23, 2016, the Company acquired M/V “RT Dagr” from entities managed by Tennenbaum Capital Partners (Tennenbaum Opportunities Fund V, LP and Tennenbaum Opportunities Fund VI, LLC), one of the Company’s Series B Preferred Shareholders (see Note 15), by issuing 900,000 shares of common stock as consideration for the value of the vessel and fuel on board. The fair value of the shares at issuance was $1.8 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7.	Long-Term Debt

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2017	December 31, 2018
Noumea Shipping Ltd.	(a)	5,640,000	3,341,000
Gregos Shiping Ltd.	(b)	4,550,000	4,150,000
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd.	(c)	7,900,000	-
Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation ltd. / Bridge Shipping Ltd.	(d)	17,500,000	-
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd.	(e)	-	30,000,000
		35,590,000	37,491,000
Less: Current portion		(4,699,028)	(5,212,000)
Long-term portion		(30,890,972)	(32,279,000)
Deferred charges, current portion		142,767	125,357
Deferred charges, long-term portion		196,619	237,848
Debt discount, current portion		353,000	216,402
Debt discount, long-term portion		883,112	324,603
Long-term debt, current portion net of deferred charges and debt discount		4,203,261	4,870,241
Long-term debt, long-term portion net of deferred charges and debt discount		29,811,241	31,716,549

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt - continued

None of the above loans is registered in the U.S. The future annual loan repayments are as follows:

To December 31:
2019	5,212,000
2020	5,212,000
2021	27,067,000
2022	-
2023	-
Thereafter	-
Total	37,491,000

(a)
On December 22, 2016, the supplemental agreement with Noumea Shipping Ltd., owner of M/V “Evridiki G” was signed in order to refinance the final quarterly instalment of $720,000 and the balloon payment of $6,360,000 originally due in December 2016. The borrower and the lender agreed to amend the repayment profile in respect of the loan of which $7,080,000 remained outstanding as of the date of the supplemental agreement and to extend the final maturity date to January 2018. The loan will be repaid with three repayments of $720,000 each, due in December 2016, in July 2017 and in January 2018 together with the balloon payment of $4,920,000 due in January 2018. On February 27, 2018, the Company signed and drew a term loan facility with Credit Agricole in order to refinance the existing indebtedness of M/V “Evridiki G” with the bank. This is a $4,250,000 loan drawn by Noumea Shipping Ltd. as Borrower. The loan is payable in fourteen consecutive quarterly instalments. Thirteen of $303,000 each and a final instalment in the amount of $311,000. The margin of the loan is 3.00% above LIBOR. The security cover ratio covenant is set to 130%. The loan is secured with the following: (i) first priority mortgages over M/V “Evridiki G” and collateral vessel (M/V “EM Astoria”), (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt - continued

(b)
On June 15, 2017, the Company signed a term loan facility with Credit Agricole and on June 19, 2017 a loan of $4,750,000 was drawn by Gregos Shipping Ltd. to partly finance the purchase of M/V “EM Astoria”. The loan is payable in twenty or sixteen consecutive equal quarterly installments of $100,000 plus a balloon amount of $2,750,000 or $3,150,000 (the debt repayment schedule shown in the previous table assumes repayment in sixteen quarters). The margin of the loan is 2.65% above LIBOR. The loan is secured with (i) first priority mortgages over M/V “EM Astoria”, (ii) first assignment of earnings and insurance of M/V “EM Astoria”, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to remaining loans of the Company. The Company paid a loan arrangement fee of $50,000 for this loan. The Company has also entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of the vessel over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $1,297,100 and $1,067,500 as of December 31, 2017 and 2018, respectively, presented in "Vessel profit participation liability" in the accompanying “Consolidated balance sheets”, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service will be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank.

(c)
On February 12, 2016, the Company signed and drew a term loan facility with Eurobank Ergasias S.A in order to refinance all of its existing facilities with the bank. This is a $14,500,000 loan drawn by Saf-Concord Shipping Ltd, Eternity Shipping Company, Allendale Investments S.A., Manolis Shipping Limited, Alterwall Business Inc., Aggeliki Shipping Ltd and Jonathan John Shipping Ltd. (which was cross-collateralized as per supplemental agreement dated September 27, 2016 replacing Eternity Shipping Company, the owner of M/V “Captain Costas” that was sold in 2016) as Borrowers. The loan is payable in twelve equal consecutive quarterly instalments of $460,000 each, with a balloon payment of $8,980,000 to be paid together with the last instalment in February 2019. The interest was based on LIBOR plus a margin of 6.00%. The loan is secured with the following: (i) first priority mortgages over M/V “Monica P”, M/V “Captain Costas” replaced by M/V “Aegean Express” after her sale, M/V “Kuo Hsuing”, M/V “Manolis P”, M/V “Ninos”, M/V “Aggeliki P”, (ii) first assignment of earnings and insurance, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the rest of the loans of the Company, and (iv) a $2,800,000 cash collateral deposit pledged in favor of the bank. The Company paid loan arrangement fees of $247,500 for this loan. In August 2017, the Company applied $1 million from the pledged amount against the loan and prepaid an amount of $540,000 deducted from the balloon payment and made a prepayment of $460,000 that referred to the installment of the fourth quarter of 2017. In November 2017, the Company agreed with the lender to release M/V “Monica P.” from the mortgage and substitute it with M/V “Joanna”. In connection with this substitution, the Company prepaid an amount of $460,000 referring to the installment due in the first quarter of 2018 and another $280,000 deducted from the balloon payment. In December 2017, M/V “Aggeliki P.” was sold for scrap. An amount of $2,100,000 from the sale of the vessel was prepaid, from which an amount of $1,840,000 was applied against the final four instalments and an amount of $260,000 was deducted from the balloon payment of the loan. Following the prepayments mentioned above, the balloon payment was reduced to $7.9 million with the repayment of the loan resuming in February 2019. The loan was refinanced in November 2018 (See note 7-(e)).

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt - continued

(d)
On October 19, 2017, the Company signed a term loan facility with Eurobank Ergasias S.A for an amount of $17,500,000. The loan was used to partially finance the acquisition of M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on December 21, 2017.The loan is payable in five consecutive equal quarterly installments of $500,000 followed by eleven consecutive equal quarterly installments of $800,000 and a balloon payment of $6,200,000. The loan bears interest at LIBOR plus a margin of 4.5%. The loan is secured with (i) first priority mortgages over M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”, (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $137,638 within 2017 and another $54,862 within 2018 for this loan. The loan was refinanced in November 2018 (See note 7-(e)).

(e)
On November 21, 2018, the Company signed a reducing revolving credit facility with Eurobank Ergasias S.A (the “Lender”) for an amount of up to $45,000,000. A loan of $30,000,000 was drawn on November 21, 2018 by Alterwall Business Inc., Allendale Investments S.A., Manolis Shipping Ltd., Joanna Maritime Ltd., Jonathan John Shipping Ltd., Athens Shipping Ltd., Oinousses Navigation Ltd., Corfu Navigation Ltd. and Bridge Shipping Ltd. to fully refinance all of the Company’s existing facilities with this bank and provide working capital. The revolving tranche will be available for a period of 18 months from signing of the loan agreement for the purpose of partly financing new vessel acquisitions or providing working capital and can be renewed subject to the bank’s approval and a fee to be determined. The loan is payable in 12 equal consecutive quarterly principal installments of $900,000 and the balance will be repaid through balloon payment of $19,200,000 together with the last principal installment in November 2021. Each quarterly principal instalment paid is added to the revolving tranche and may be redrawn. The interest rate margin is 4.40% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Ninos”, M/V “Kuo Hsiung”, M/V “Aegean Express”, M/V “Manolis P.” M/V “Joanna”, M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd and other covenants and guarantees similar to the remaining loan of the Company. The Company has the option (at the Lender’s absolute discretion) to substitute a Vessel by notifying the Lender in writing at least one (1) month prior to the intended substitution date, provided that: a) the substitute vessel is of a similar type, of the same or younger age, having the same or enhanced characteristics (including, without limitation, deadweight, lightweight, shipyard pedigree and technical specifications) and will be 100% owned by a shipowning company, incorporated in a jurisdiction acceptable to the Lender and owned by a ship owning company owned by the Company (directly or indirectly) and b) the new shipowning company provides a first preferred mortgage over the new vessel and a corporate guarantee in favor of the Lender and executes any  other security documentation as may be requested by the Lender at its discretion. The Company paid loan arrangement fees of $300,000 for this loan.  The remaining $15,000,000 of the revolving facility remains available to the company in order to finance up to 55% of the market value of post 2001 built ships. The new tranches will be repaid through sixteen quarterly principal instalments with the amount of each such instalment being equal to such amount so that the balloon amount to be equal to 50% of the initially drawn relevant tranche.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

7. Long-Term Debt – continued

The security cover ratio covenant for the facility is set to 140%. The undrawn amounts available under the revolving facility pay an annual commitment of 0.40% and any amount drawn will pay a 1% underwriting fee.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 100% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. limiting dividends in some loans to 60% of profits, or, not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,903,953 and $ 5,717,063 as of December 31, 2017 and 2018, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2018, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2016, 2017 and 2018 amounted to $1,228,947, $1,380,458 and 2,703,845, respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

8. Income Taxes

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

For 2016, 2017 and 2018 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the years ended December 31, 2016 and 2017 was $21,275 and $15,135, respectively, and for the year ended December 31, 2018 is estimated at $12,311. The amount of the 2016 tax was paid on June 16, 2017 and the amount of the 2017 tax was paid on September 17, 2018 and was recorded within "Vessel operating expenses" in the accompanying consolidated statements of operations when paid. The amount for 2018 has not yet been paid.

9.	Commitments and Contingencies

As of December 31, 2018 a subsidiary of the Company, Alterwall Business Inc. owner of M/V “Ninos”, has a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash. Legal proceedings continue.  Although the Company believes it will be successful in its claim, it has made a provision of $0.15 million, included in “Other general and administrative expenses” in “Consolidated statements of operations”,  for any costs that may be incurred.

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

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company’s 2014 Stock Incentive Plan (the “2014 Plan”). On May 5, 2018, the Board of Directors approved a new equity incentive plan (the “2018 Plan”) to replace the 2014 Plan. The 2018 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 600,000 shares, respectively, over 10 years after the 2018 Plan’s adoption date. The persons eligible to receive awards under the 2018 Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.   Details of awards granted under the 2014 Plan and the 2018 Plan during the three year period ended December 31, 2018 are noted below.

a)
On November 3, 2016 an award of 82,080 non-vested restricted shares, was made to 19 key persons of which 50% vested on November 1, 2017 and 50% vested on November 1, 2018; awards to officers and directors amounted to 48,048 shares and the remaining 34,032 shares were awarded to employees of Eurobulk.

b)
On November 2, 2017 an award of 100,270 non-vested restricted shares, was made to 18 key persons of which 50% vested on July 1, 2018 and 50% will vest on July 1, 2019; awards to officers and directors amounted to 57,700 shares and the remaining 42,570 shares were awarded to employees of Eurobulk.

c)
On November 21, 2018 an award of 125,450 non-vested restricted shares, was made to 18 key persons of which 50% will vest on November 16, 2019 and 50% will vest on November 16, 2020; awards to officers and directors amounted to 72,170 shares and the remaining 53,280 shares were awarded to employees of Eurobulk.

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

The Company estimates the forfeitures of non-vested restricted shares to be immaterial and hence accounts for forfeitures as they occur. During 2017, 4,306 shares were forfeited with a weighted-average grant-date fair value of $2.78 per share. No forfeitures occurred in the years ended December 31, 2016 and 2018.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

10. Stock Incentive Plan - continued
The compensation cost that has been charged against income for awards was $294,341, $116,562 and $124,487, for the years ended December 31, 2016, 2017 and 2018, respectively, and is included within “Other general and administrative expenses” in the “Consolidated statements of operations”. The Company has used the straight-line method to recognize the cost of the awards.
A summary of the status of the Company’s non-vested shares as of December 31, 2018 and changes during the year ended December 31, 2018, are presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2018	140,362	1.60
Granted	125,450	1.07
Vested	(90,227)	1.52
Non-vested on December 31, 2018	175,585	1.27
As of December 31, 2018, there was $127,278 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2014 Plan and the 2018 Plan and is expected to be recognized over a weighted-average period of 0.96 years. The total fair value at grant-date of shares granted during the year ended December 31, 2016, December 31, 2017, and December 31, 2018 was $99,317, $176,475 and $134,232, respectively.
11.	Loss Per Share

Basic and diluted loss per common share are computed as follows:

	2016	2017	2018
Income:
Net loss attributable to common shareholders, continuing operations	(35,805,469)	(8,753,072)	(1,999,129)
Basic and diluted earnings per share:
Weighted average common shares – Outstanding, continuing operations	8,165,703	11,067,524	11,318,197
Basic and diluted loss per share, continuing operations	(4.38)	(0.79)	(0.18)
Net loss attributable to common shareholders, discontinued operations	(10,141,353)	849,701	554,506
Net loss attributable to common shareholders	(45,946,822)	(7,903,371)	(1,144,623)
Basic and diluted loss per share	(5.63)	(0.71)	(0.10)

During 2016, 2017 and 2018, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was nil shares in 2016, 2017 and 2018.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

12. Voyage and Vessel Operating Expenses

These consisted of:
	Year ended December 31,
	2016	2017	2018
Voyage expenses
Port charges and canal dues	386,290	1,156,511	384,893
Bunkers	822,795	407,978	876,195
Total	1,209,085	1,564,489	1,261,088

Vessel operating expenses
Crew wages and related costs	8,049,555	8,771,386	11,020,924
Insurance	1,249,942	1,261,976	1,537,539
Repairs and maintenance	232,082	643,788	1,043,632
Lubricants	1,190,137	1,169,412	1,665,849
Spares and consumable stores	2,290,196	2,391,420	3,445,422
Professional and legal fees	116,733	10,037	252,156
Other	724,799	771,323	1,020,648
Total	13,853,444	15,019,342	19,986,170

13. Derivative Financial Instruments

Interest rate swaps

Effective October 17, 2014, the Company entered into one interest rate swap with Eurobank – Ergasias S.A. (“Eurobank”) on a notional amount of $10.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays an adjustable rate averaging 1.97% (Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays the fixed rate of 0.50% until November 28, 2016 then 0.95% until November 28, 2017 and then 3.55% until May 28, 2019) based on the relevant notional amount.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments - continued

The interest rate swaps did not qualify for hedge accounting as of December 31, 2017 and 2018.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2017	December 31, 2018

Interest rate swap contracts	Current liabilities – Derivatives	229,451	41,435

Interest rate swap contracts	Long-term liabilities – Derivatives	16,631	-

Total derivative liabilities		246,082	41,435

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2016	Year Ended December 31, 2017	Year Ended December 31, 2018
Interest rate swap contracts– Fair value	(Loss) / gain on derivatives, net	12,921	(5,901)	204,647
Interest rate swap contracts - Realized (loss) / gain	(Loss) / gain on derivatives, net	(132,075)	19,071	(201,745)
Total (Loss) / gain on interest rate swap contracts		(119,154)	13,170	2,902

Freight Forward Agreements (“FFA”)

In December 2017, the Company entered into three FFA contracts on the Baltic Panamax Index (“BPI”) for the first three calendar months of 2018, totaling 90 days at an average time charter equivalent rate of $11,000 per day. The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month is greater than the contract rate the Company makes a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

13. Derivative Financial Instruments - continued

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 16).

FFA contracts not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2017	Year Ended December 31, 2018
FFA contracts – Fair value	(Loss)/gain on derivatives, net	(781)	-
FFA contracts – Realized gain/(loss)	(Loss)/gain on derivatives, net	-	(47,245)
Total loss on FFA contracts		(781)	(47,245)

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

14.	Investment in Joint Venture and Other Investment

On March 25, 2010, the Company entered into a partnership (the “Joint Venture”) with companies managed by Eton Park Capital Management, L.P. ("Eton Park") and Rhône Capital III L.P. ("Rhône") to form Euromar LLC.  Eton Park’s investments were made through Paros Ltd., a Cayman Islands exempted company, and Rhône’s investments were made through the Cayman Islands limited companies All Seas Investors I Ltd., All Seas Investors II Ltd., and the Cayman Islands exempted limited partnership All Seas Investors III LP.  Euromar LLC was set up to acquire, maintain, manage, operate and dispose of shipping vessels.  The Company invested $25.0 million for a 14.286% interest in the Joint Venture, while Eton Park and Rhône each invested to $75.0 million for a 42.857% interest for a total of $175 million. Management of the vessels and various administrative services pertaining to the vessels were performed by Euroseas and its affiliates; strategic, financial and reporting services were provided by Euroseas. For these services, Euroseas earned $240,000 in 2017 and 2016. These amounts are recorded in “Related party management fee income” under “Revenues”.

The Company accounted for its investment in the Joint Venture using the equity method of accounting despite the fact that it was a minority partner as it had significant influence in the operations and management of Euromar LLC (see “Significant Accounting Policies” – Note 2).  The Company’s share of the results of operations of the Joint Venture is included in the “Consolidated statements of operations” as “Equity loss in joint venture”.

The Company’s share of the results of operations of the Joint Venture amounted to a loss of $2.4 million and $0 million for the years 2016 and 2017, respectively. Euromar LLC restructured its credit facilities between 2013 and 2016. As a consequence of the restructured credit facilities and continued adverse market developments, during 2016, the Company determined in June 2016 that its investment in the joint venture was not recoverable and as a result it recorded a $14.0 million impairment  and recorded  an additional impairment of $0.1 million in December 2016 for a total of $14.1 million for the year ended December 31, 2016 which is presented in the line “Impairment in joint venture” in the “Consolidated statements of operations”. The carrying value of the Company’s investment in Euromar LLC as of December 31, 2016 was zero and is presented in the “Investment in joint venture” in the “Consolidated balance sheets”. In June 2017, the Company acquired one of the vessels of Euromar with the consent of its lender by assuming debt equal to the market value of the vessel with any excess indebtedness to the lender written off and Euromar released from any guarantees to the lender. In September 2017, Euroseas acquired the 85.714% interest in Euromar it did not already own for nominal cost. As a result of the acquisition, Euromar, which was a joint venture among the Company and two private equity firms, became a wholly-owned subsidiary of the Company. However, Euromar vessels were substantially under the control of its lenders. The Company provided no guarantees to Euromar's lenders, and none of the lenders had any recourse against the Company. As of December 31, 2017, all vessels of Euromar were sold with the consent of Euromar’s lenders; all proceeds from such sales and any funds in excess of other liabilities were applied towards the indebtedness of Euromar with any excess indebtedness written off; Euromar was released from all its corporate guarantees to its lenders. As a result of the above, Euromar has not been consolidated in our results nor any gain or loss from it has been recognized.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

14.	Investment in Joint Venture and Other Investment - continued

On October 15, 2013 by and among the Company, Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP, a Contribution Agreement was signed. Under this agreement Euroseas agreed to deposit an amount of $5,000,000 into an escrow account  (“Escrowed Funds”) controlled by Paros Ltd., All Seas Investors I Ltd., All Seas Investors II Ltd. and All Seas Investors III LP which can distribute part or all of the funds to Euromar LLC until December 31, 2018. With the distribution of the Escrowed Funds, Euromar LLC will issue to the Company (or a subsidiary thereof) units representing a preferred membership interest in Euromar LLC (each, a “Preferred Unit”) in respect of the Escrowed Funds based on the following ratio:  one Preferred Unit in exchange for each $1,000 of the Escrowed Cash, or 5,000 Preferred Units in total (assuming $5 million of Escrowed Cash).  In March 2014, in relation to the acquisition of a vessel by Euromar LLC, $1,000,000 of the Escrowed Funds was contributed into Euromar LLC .The Company is entitled to a “payment-in-kind” dividend at a rate of 19% per year compounded annually from the date of issuance. Euromar LLC can return any undistributed Escrowed Funds to the Company after the second anniversary of the agreement while after the fifth anniversary any undistributed Escrowed Funds will be returned to the Company and Preferred Units will be issued by Euromar LLC for any accrued dividends at the time. Euroseas recorded accrued dividend income of $1,024,714, $0 and $0 for the years ended December 31, 2016, 2017 and 2018, respectively, which is presented in the “Consolidated statements of operations” as “Other Investment Income”. In the fourth quarter of 2016, the Company determined that its “Other investment” was not recoverable except for the undistributed Escrowed Funds ($4,000,000) and as a result it recorded a $4,421,452 impairment which is presented in the “Consolidated statements of operations” in the year ended December 31, 2016. The Company stopped recognizing dividend income from its “Other investment” from October 1, 2016. The Escrowed Funds were returned to Euroseas in September 2017.

(In USD)	Other Investment
Balance, January 1, 2016	7,396,738
Total gain for the period included in Investment income	1,024,714
Impairment of other investment	(4,421,452)
Balance, December 31, 2016	4,000,000
Return of funds, September 22, 2017	(4,000,000)
Balance, December 31, 2017	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

15. Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2016	33,779	29,000,000	3,079,249	32,079,249
Dividends declared	1,726	-	1,725,699	1,725,699
Balance, December 31, 2016	35,505	29,000,000	4,804,948	33,804,948
Dividends declared	1,809	-	1,808,811	1,808,811
Balance, December 31, 2017	37,314	29,000,000	6,613,759	35,613,759
Dividends declared	1,333	-	1,335,733	1,335,733
Shares distributed to EuroDry	(19,042)	(14,500,000)	(3,692,131)	(18,192,131)
Balance, December 31, 2018	19,605	14,500,000	4,257,361	18,757,361

On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company’s Series B Preferred Shares is $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares paid dividends (in cash or in-kind at the option of the Company, subject to certain exceptions) until January 29, 2019 at a rate of 0% or 5%, depending on the trading price of the Company's common stock. In addition, if a cash dividend is paid on the Company's common stock during such time, then if the dividend paid on the Series B Preferred Shares is 5%, the holders of Series B Preferred Shares shall receive such dividend in cash and shall also receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. If, however, the dividend on the Series B Preferred Shares is 0%, then the holders of Series B Preferred Shares shall receive a cash dividend equal to the greater of 100% of the common stock dividend it would have received on an as-converted basis and 5%. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

15. Preferred shares - continued

The dividend rate will increase to 12% for the two years following January 29, 2019 and to 14% thereafter. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at a conversion price of $12.25 (as adjusted in September 2015 following the shareholders’ rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

At the Spin-off date Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, i.e., $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in kind. Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of the EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.

For the year ended December 31, 2018, the Company declared four consecutive dividends totaling $1.34 million, all of which were paid in kind. The redemption liability as of December 31, 2018 is $19,607,358. After January 2019, the dividend will be payable only in cash as described above.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives including interest rate swaps, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 13 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “(Loss)/ gain on derivatives, net” in the “Consolidated statements of operations.” As of December 31, 2018, the Company had one open swap contract for a notional amount of $10.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

The fair value of the Company’s investments in FFA contracts are determined based on quoted prices in active markets and therefore are considered Level 1 of the fair value hierarchy as defined in guidance relating to "Fair value measurements".

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

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2018
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$41,435		$41,435

	Fair Value Measurement as of December 31, 2017
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current portion	$229,451	-	$229,451	-
Interest rate swap contracts, long-term portion	$16,631	-	$16,631	-

Asset Measured at Fair Value on a Non-recurring Basis

Vessels Held for Sale (see Note 4) are measured at fair value less estimated costs to sell. The fair value is based for M/V “Aggeliki P” on the scrap price per ton as quoted by industry sources in October 2017 with the vessel sold in December 2017, and for M/V “Monica P” on market price estimates for sale to unrelated parties provided by Eurochart and third party brokers also in October 2017, respectively and are considered good estimates of the fair value of the vessels as of December 31, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

On December 20, 2016, the Company agreed to sell for scrap M/V "Eleni P” with a carrying amount of $8.74 million, which was classified as vessel held for sale and written down to its fair value of $2.95 million (based on the price agreed by the Company to sell the vessel to unrelated parties in a transaction that was concluded in January 2017), less estimated costs to sell of $0.13 million resulting in a loss of $5.92 million (Note 4), which was included in the accompanying consolidated statements of operations under “Loss on write down of vessel held for sale”. The fair value of M/V “Eleni P” is considered Level 2.

On June 15, 2017, the Company has also entered into a profit sharing agreement with Credit Agricole whereby it will share with the bank 35% of the excess of the fair market value of M/V “EM Astoria” over the outstanding loan when the vessel is sold or when the loan matures. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company has recognized a participation liability of amount $1,297,100 and $1,067,500 as of December 31, 2017 and 2018, respectively, presented in "Vessel profit participation liability" in the accompanying “Consolidated balance sheets”, with a corresponding debit to a debt discount account, presented contra to the loan balance. The fair value of this participation agreement is considered Level 2, as it directly depends on the fair value or expected fair value of M/V “EM Astoria”.

As of September 30, 2017 the vessel M/V “Monica P” with a carrying amount of $8.23 million, was classified as vessel held for sale and written down to its fair value of $5.0 million, less estimated costs to sell of $0.10 million, resulting in a loss of $3.33 million (Note 4), which was included in the accompanying consolidated statements of operations under “Loss on write down of vessels held for sale”. The fair value of M/V “Monica P” is considered level 2.

As of September 30, 2017 the vessel M/V “Aggeliki P” with a carrying amount of $5.39 million, was classified as vessel held for sale and written down to its fair value of $4.3 million, less estimated costs to sell of $0.17 million, resulting in a loss of $1.26 million (Note 4), which was included in the accompanying consolidated statements of operations under “Loss on write down of vessels held for sale”. The fair value of M/V “Aggeliki P” is considered level 2.

During the second quarter of 2016 and in December 2016, the Company concluded that its equity investment in Euromar was impaired and wrote it down to its estimated fair value. The impairment was due both to changes in the terms of its investment during the period as well as continuing less favorable market developments. The change in the terms of the Company’s investment resulted from the conclusion of loan restructuring agreements between Euromar and its lenders that provided the latter with increased payments before any capital is returned to Euromar’s partners, which include the Company, and, in addition, participation of the lenders in the profits of and any distributions made by Euromar. The fair value of the Company’s “Investment in joint venture” is considered a Level 3 item (see Note 14 – “Investment in Joint Venture and Other Investment”).

The key input that determines the fair value of the Company’s “Investment in joint venture” is the cost of capital for investments in containership vessels which is not observable and hence is considered a level 3 item.  The Company estimated the cost of capital in the range of 9-10% p.a. based on its return threshold in considering investments in containerships which, in turn take into consideration the historical returns and volatility of such investments. Additional inputs required include earnings and operating cost assumptions for each vessel as well other expenses and liabilities of Euromar. As of December 31, 2016, the Company used the Discounted Cash Flow technique and a cost of capital of 9.5% p.a. to calculate the fair value of its equity investment in Euromar.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis - continued

Furthermore, as a result of the same analysis described above, the Company determined that the fair value of its “Other investment”, which consists of preferred units in Euromar was also impaired and recognized a $4,421,452 impairment as of December 31, 2016, which is shown under “Impairment in other investment”.  The key input that determined the fair value of the Company’s “Other investment” was the required rate of return of 19% p.a. for preferred equity investments in investment opportunities of similar risk which was not observable and hence is considered a Level 3 item.  The Company considered the initial dividend rate of 19% p.a. as the appropriate rate for its fair value calculation and monitored market conditions for similar investment and other possible developments specific to its investment that might provide indications for changes in the required rate of return it used in its fair value measurement. As of December 31, 2016, the Company did not identify indications that would require changes in the required rate of return.  The fair value of the Company’s other investment was calculated using the discounted cash flow technique.

Nonrecurring Fair Value Measurements at Reporting Date

	December 31, 2016
	Fair Value	Level 1	Level 2	Level 3	Loss 2016
Vessels held for sale	$2,946,923	-	$2,946,923	-	$5,924,668
Other investment	$4,000,000	-	-	$4,000,000	$4,421,452
Investment in joint venture	0	-	-	0	$14,071,075
	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3	Loss 2017
Vessels held for sale	$5,000,000	-	$5,000,000	-	$4,595,819
Vessel profit participating liability	$1,297,100	-	$1,297,100	-	-
	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3	Loss 2018
Vessel profit participating liability	$1,067,500	-	$1,067,500	-	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2017 and 2018, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s total borrowings approximates $36.9 million as of December 31, 2018 or $0.6 million less than its carrying value of $37.5 million. The fair value of the long term borrowings are estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd (Note 1). Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all periods presented. The revenue and loss for the discontinued operations for the periods ended December 31, 2016, 2017 and 2018 are analyzed as follows:

	Year Ended December 31 (discontinued operations)
	2016	2017	2018
Statement of Operations Data
Voyage revenue	8,331,821	20,280,215	25,934,204
Commissions (including, $104,148, $253,503 and $324,178, respectively, to related party)	(452,868)	(1,122,196)	(1,411,333)
Voyage expenses	(82,627)	(2,396,318)	(410,676)
Vessel operating expenses (including, $57,316, $102,131 and $115,026, respectively, to related party)	(4,308,418)	(6,892,388)	(9,183,152)
Drydocking expenses	-	(127,509)	(1,465,079)
Related party management fees	(780,135)	(1,409,716)	(1,701,340)
Vessel depreciation	(3,828,634)	(4,786,272)	(5,422,155)
Other general and administrative expenses (including $520,626, $693,524 and $731,456, respectively, to related party)	(798,828)	(917,160)	(2,346,502)
Loss on termination and impairment of shipbuilding contracts	(7,050,179)	-	-
Operating (loss) / income	(8,969,868)	2,628,656	3,993,967
Total other expenses, net	(1,171,485)	(1,778,955)	(2,874,232)
Net income	(10,141,353)	849,701	1,119,735
Dividend Series B Preferred Shares	-	-	(565,229)
Net income attributable to discontinued operations	(10,141,353)	849,701	554,506
Earnings per share attributable to common shareholders, basic and diluted	(6.21)	0.38	0.25
Weighted average number of shares outstanding during period, basic and diluted	1,633,141	2,213,505	2,232,821

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations - continued

Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of EuroDry's issued and outstanding stock as of May 30, 2018).

As of December 31, 2017, the amount due from spun-off subsidiary (EuroDry) was $24.6 million included in “Long-term liabilities of discontinued operations” in the “Consolidated balance sheets”. This amount refers to payments made by Euroseas on behalf of the subsidiaries in relation to the shipbuilding contracts for the construction of the newbuilding vessels “Alexandros P.” and “Ekaterini” contributed to EuroDry amounting to $29.8 million, restricted cash requirements amounting to $1.2 million and the acquisition of the secondhand vessel "Tasos" amounting to $4.5 million less an amount of $10.9 million relating to the loan drawn by one of the EuroDry subsidiaries during 2017 using as collateral the newbuilding vessel "Alexandros P". The amount due from EuroDry of $24.6 million was allocated during 2018 as follows: (i) $17.8 million as a reduction in the Series B Preferred shares balance of the Company outstanding as of 31.12.2017 as a result of the distribution of EuroDry Series B Preferred Shares representing 50% of the outstanding Series B Preferred stock of the Company on the Spin-off date (refer to Note 15 above), (ii) $5.5 million was allocated to equity contributed to EuroDry for contributions for the vessels spun-off paid in prior years relating to the amount recognized as loss on termination of the shipbuilding contract of Hull No. DY 161 and impairment of the shipbuilding contract of Hull No. YZJ2013-1153 (named “Ekaterini”) and (iii) $1.3 million as a reduction to the "Due to related companies" liability.

In the year 2018 Euroseas paid the amount of $3.3 million for expenses concerning the construction cost of M/V Ekaterini (Hull No. YZJ2013-1153) and general administrative expenses allocated to EuroDry. Up to the Spin-off date, Euroseas had contributed to EuroDry an amount of $52.52 million as equity in order to partly finance the acquisition of the vessels contributed to EuroDry (M/V Pantelis, M/V Eirini, M/V Xenia and M/V Ekaterini), other general and administrative expenses allocated from the Company to EuroDry as well as the amounts recognized as loss on termination and impairment of shipbuilding contracts described above. An amount of $9.66 million was also allocated to EuroDry from the Company’s accumulated deficit, comprising the accumulated deficit of the subsidiaries contributed to EuroDry. In total an amount of $42.86 million was allocated from the Company’s shareholders’ equity to EuroDry’s shareholders’ equity.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2017 and 2018 and for the
Years ended December 31, 2016, 2017 and 2018
(All amounts expressed in U.S. Dollars)

18. Common Stock

Following the Company’s prospectus supplement filed with the SEC on December 20, 2016, the Company issued and sold at-the-market (ATM) 978,847 shares of common stock during December 2016 for gross proceeds net of commissions of $2.2 million.

On December 14, 2016, the Company reached an agreement with Friends Investment Co., an affiliate and its largest shareholder, to sell to Friends 719,425 shares of common stock at $1.39 per share, the closing price of the Company shares on December 14, 2016, for total proceeds of $1,000,000.

On December 23, 2016, the Company issued 900,000 shares of common stock at $2.00 per share in order to purchase M/V “RT Dagr” from a related party (Tennenbaum Capital Partners, a holder of the Company's Series B Preferred Shares), a feeder containership vessel.

During January 2017, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, the Company issued and sold at-the-market (ATM) 301,780 shares of common stock for gross proceeds net of commissions of $0.6 million.

During November 2018, following the Company’s prospectus supplement filed with the SEC on October 12, 2018, the Company issued and sold at-the-market (ATM) 1,116,069 shares of common stock for gross proceeds net of commissions of $2.0 million.