Form 20-F
period 2019-12-31
EUROSEAS LTD.
filed 2020-04-30
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 001-33283
EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Marshall Islands
(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 24 Maroussi Greece
(Address of principal executive offices)
Tasos Aslidis, Tel: (908) 301-9091, euroseas@euroseas.gr, Euroseas Ltd. c/o Tasos Aslidis, 11 Canterbury Lane, Watchung, NJ 07069
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, $0.03 par value	ESEA	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report
5,600,259 common shares, $0.03 par value

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

☒ Yes      ☐    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or an emerging growth company.  See definition of "accelerated filer", "large accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one)

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

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☒ Yes ☐ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Yes ☐ No

TABLE OF CONTENTS

Part II

Part III

Item 17.	Financial Statements	91
Item 18.	Financial Statements	92
Item 19.	Exhibits	92

FORWARD-LOOKING STATEMENTS
Euroseas Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:
•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our manager's relationships and reputations in the container shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy;
•	business disruptions due to natural disasters or other disasters outside our control, such as the recent novel Coronavirus COVID-19 ("Coronavirus") outbreak; and
•	other factors discussed in the section titled "Risk Factors."
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
Please note:  Throughout this report, all references to "we," "our," "us" and the "Company" refer to Euroseas Ltd. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term twenty-foot equivalent unit, or teu, in describing the size of our containerships in addition to dwt. Teu, expressed in number of containers, refers to the maximum number of twenty-foot long containers that can be placed on board. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars. All share and per share amounts have been adjusted to account for the 1-for-8 reverse stock split, effective at the close of trading on December 18, 2019.
A.	Selected Financial Data
SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the years in the five-year period ended December 31, 2019. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or "U.S. GAAP."

Our audited consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheets at December 31, 2018 and 2019, together with the notes thereto, are included in "Item 18. Financial Statements" and should be read in their entirety.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd. ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector. Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all historical comparative periods presented. The summary financials below refer to Euroseas Ltd. "continuing operations" giving effect to the spin-off of drybulk vessels to EuroDry ("discontinued operations") unless otherwise noted; historical comparative periods have been adjusted accordingly.

As further described in Note 2 to our consolidated financial statements on January 1, 2018 we adopted the new accounting guidance for revenue from contracts with customers (ASC 606) and on January 1, 2019 we adopted the new accounting guidance for leases (ASC 842), in each case using the modified retrospective approach. As such, the information prior to adoption of such new guidance has not been restated and continues to be reported under the accounting standards in effect for such periods.
See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

Euroseas Ltd. – Summary of Selected Historical Financials (in U.S. Dollars except for Fleet Data and number of shares)
Year Ended December 31,
	2015	2016	2017	2018	2019
Statement of Operations Data
Time charter revenue	35,509,971	21,409,236	24,278,048	36,062,202	41,769,278
Voyage charter revenue	-	47,979	559,319	206,682	-
Related party management fee income	240,000	240,000	240,000	-	-
Commissions	(1,965,466)	(1,151,879)	(1,318,248)	(1,844,147)	(1,745,599)
Net revenue, continuing operations	33,784,505	20,545,336	23,759,119	34,424,737	40,023,679
Voyage expenses	(1,852,482)	(1,209,085)	(1,564,489)	(1,261,088)	(1,055,408)
Vessel operating expenses	(21,833,674)	(13,853,444)	(15,019,342)	(19,986,170)	(23,983,282)
Other operating income	-	-	499,103	-	-
Dry-docking expenses	(1,332,378)	(2,204,784)	(571,291)	(2,774,924)	(2,714,662)
Vessel depreciation	(8,108,231)	(4,959,487)	(3,585,965)	(3,305,951)	(4,178,886)
Related party management fees	(3,589,167)	(2,399,461)	(2,632,637)	(3,536,094)	(3,671,335)
General and administrative expenses	(2,886,884)	(2,673,594)	(2,502,203)	(2,565,502)	(2,444,495)
Net gain on sale of vessels	461,586	10,597	803,811	1,340,952	-
Loss on write-down of vessels held for sale	(1,641,885)	(5,924,668)	(4,595,819)	-	-
Operating (loss) / income, continuing operations	(6,978,610)	(12,668,590)	(5,409,713)	2,335,960	1,975,611
Interest and other financing costs	(1,398,553)	(1,370,830)	(1,554,695)	(3,050,768)	(3,424,969)
(Loss)/gain on derivatives, net	(261,674)	(119,154)	12,389	(44,343)	(2,885)
Other investment income	1,212,938	1,024,714	-	-	-
Impairment of other investment	-	(4,421,452)	-	-	-
Loss on debt extinguishment	-	-	-	-	(328,291)
Foreign exchange gain / (loss)	16,711	(31,033)	(30,214)	13,963	2,024
Interest income	26,445	22,277	37,972	81,792	95,839
Equity loss in joint venture	(2,158,393)	(2,444,627)	-	-	-
Impairment in joint venture	-	(14,071,075)	-	-	-
Net loss, continuing operations	(9,541,136)	(34,079,770)	(6,944,261)	(663,396)	(1,682,671)
Dividends to Series B preferred shares	(1,639,149)	(1,725,699)	(1,808,811)	(1,335,733)	(1,271,782)
Preferred deemed dividend	-	-	-	-	(504,577)
Net loss attributable to common shareholders, continuing operations	(11,180,285)	(35,805,469)	(8,753,072)	(1,999,129)	(3,459,030)
Loss per share attributable to common shareholders- basic and diluted, continuing operations (1)	(13.95)	(35.08)	(6.33)	(1.41)	(1.21)
Preferred stock dividends declared	1,639,149	1,725,699	1,808,811	1,335,733	1,271,782
Preferred dividends declared per preferred share outstanding at end of period	48.53	48.60	48.48	68.13	158.97
Weighted average number of shares outstanding during period, basic and diluted (1)	801,349	1,020,713	1,383,440	1,414,775	2,861,928

(1) In December 2019, the Company completed a 1-for-8 reverse stock split. The reverse stock split was undertaken with the objective of meeting the minimum $1.00 per share requirement for listing the Company's common stock on the Nasdaq Capital Market. The weighted average number of shares as well as the earnings / losses per share shown above have been adjusted retroactively to give effect to the shares associated with this reverse split.

	Euroseas Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2015	2016	2017	2018	2019
Current assets, continuing operations	20,872,484	8,285,054	12,168,251	11,994,168	6,297,092
Current assets of discontinued operations	711,815	2,159,029	3,914,117	-	-
Vessels, net	52,521,193	41,145,269	52,132,079	48,826,128	116,230,333
Deferred assets and other long term assets, continuing operations	51,185,084	33,459,098	28,919,785	6,134,267	4,334,267
Long-term assets of discontinued operations	47,116,387	58,645,054	65,195,329	-	-
Total assets	172,406,963	143,693,504	162,329,561	66,954,563	126,861,692
Total current liabilities, continuing operations	20,391,502	9,710,927	12,649,309	11,592,535	24,851,259
Current liabilities of discontinued operations	(1,026,121)	1,463,708	5,883,288	-	-
Long term bank loans, including current portion	22,201,040	20,402,911	34,014,502	36,586,790	84,483,105
Related party loan, current	-	2,000,000	-	-	5,000,000
Vessel profit participation liability	-	-	1,297,100	1,067,500	-
Long-term liabilities of discontinued operations	16,440,000	28,243,478	30,364,035	-	-
Total liabilities	45,279,121	55,781,792	80,021,604	44,376,584	98,753,414
Preferred shares	32,079,249	33,804,948	35,613,759	18,757,361	7,654,577
Number of common shares outstanding (1)	1,024,470	1,359,514	1,409,266	1,564,456	5,600,259
Common stock	30,734	40,785	42,279	46,934	168,008
Total shareholders' equity	95,048,593	54,106,764	46,694,198	3,820,618	20,453,701
Cash Flow Data		Year Ended December 31,
	2015	2016	2017	2018	2019
Net cash (used in) / provided by operating activities of continuing operations	(905,910)	(5,088,067)	5,053,025	(1,474,830)	3,240,429
Net cash provided by/(used in) investing activities of continuing operations	8,904,008	1,109,456	(16,511,220)	6,253,868	(55,720,226)
Net cash (used in)/ provided by financing activities of continuing operations	(20,058,980)	(6,341,223)	12,750,658	135,403	45,198,270

(1) In December 2019, the Company completed a 1-for-8 reverse stock split. The reverse stock split was undertaken with the objective of meeting the minimum $1.00 per share requirement for listing the Company's common stock on the Nasdaq Capital Market. The weighted average number of shares as well as the earnings / losses per share shown above have been adjusted retroactively to give effect to the shares associated with this reverse split.

Fleet Data (1)	2015	2016	2017	2018	2019

Number of vessels	12.74	8.67	9.28	11.49	13.1
Calendar days	4,650	3,175	3,386	4,191	4,782
Available days	4,587	3,028	3,285	4,115	4,680
Voyage days	4,285	2,844	3,184	3,814	4,636
Utilization Rate (percent)	93.0%	93.9%	96.9%	92.7%	99.1%

		(In U.S. Dollars per day per vessel)
Average TCE rate (2)	7,855	7,120	7,309	9,179	8,782
Vessel Operating Expenses	4,695	4,363	4,436	4,769	5,015
Management Fees	772	756	777	844	768
G&A Expenses	621	842	739	612	511
Total Operating Expenses excluding drydocking expenses	6,088	5,961	5,952	6,225	6,294
Drydocking expenses	287	694	169	662	568

 (1) For the definition of calendar days, available days, voyage days and utilization rate, see "Item 5.A – Operating Results".
(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company's management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company's financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also "Item 5.A – Operating Results"). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue as reflected in the consolidated statement of operations and our calculation of TCE rates for the periods presented.

Year Ended December 31,
	2015	2016	2017	2018	2019
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	35,509,971	21,409,236	24,278,048	36,062,202	41,769,278
Voyage charter revenue	-	47,979	559,319	206,682	-
Voyage expenses	(1,852,482)	(1,209,085)	(1,564,489)	(1,261,088)	(1,055,408)
Time Charter Equivalent or TCE Revenues	33,657,489	20,248,130	23,272,878	35,007,796	40,713,870
Voyage days	4,285	2,844	3,184	3,814	4,636
Average TCE rate	7,855	7,120	7,309	9,179	8,782

B.	Capitalization and Indebtedness
Not Applicable.
C.	Reasons for the Offer and Use of Proceeds
Not Applicable.
D.	Risk Factors
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

Industry Risk Factors
The cyclical nature of the shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and negatively affect our results of operations.
We are an independent shipping company that operates in the container shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influence charter rates. The demand for shipping capacity is determined primarily by the demand for containerized goods trade and the distance that those goods must be moved by sea. The demand for trade is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the recent Coronavirus outbreak, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the container shipping industry may lead to volatile changes in charter rates, which may reduce our revenues and net income.

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

Containership rates ended 2013 at very depressed levels but increased gradually through the period to mid-2015 reaching levels comparable to those seen during the previous peak in mid-2011. However, the second half of the year 2015 saw a decline to the very low levels seen in 2013. In 2016, this declining trend continued, at a milder pace, reaching, or, for containerships greater than 2000 teu, falling below their 2013 levels, an all-time low. Beginning in early 2017 containership rates started a recovery. In the second half of the year rates initially stabilized and then slightly eased. In 2018 rates initially increased through May to the levels last seen in the second half of 2015, but still remained below their historical average. Thereafter, a decline began which erased the entirety of the gains by year end. Containership rates started 2019 in a depressed mode but by March had gradually strengthened to levels that, although were below those achieved in the first half of 2018, were noticeably higher than the low rates seen in 2016. The remainder of the year experienced one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China 'trade war' escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the Coronavirus outbreak that originated in China. The Coronavirus pandemic has resulted in disruptions to industrial production and supply chains within China, which have caused uncertainty in the short-term outlook for the sector.

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

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, containerized cargo;
•	changes in the production of semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, armed conflicts and terrorist activities;
•	pandemics, such as the outbreak of Coronavirus in China in 2020;
•	embargoes and strikes;
•	the location of regional and global manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for semi-finished and finished consumer and industrial products;
•	the distance containerized commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	vessel casualties;
•	the number of vessels that are out of service; and

•	changes in global commodity production.

We anticipate that the future demand for our container vessels and the charter rates of the corresponding markets will be dependent upon economic recovery and growth in the United States, Europe, Japan, China and India and the overall world economy as well as seasonal and regional changes in demand and changes to the capacity of the world fleet. The capacity of the world fleet may increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations.

An over-supply of containership capacity may lead to a reduction in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends or redeem preferred stock in the future.

The market supply of containerships has been increasing, and the number of containerships on order reached historic highs in 2014. The orderbook has gradually declined and in 2019 neared its lowest level of the last twenty years. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a further reduction of charter rates. As reported by industry sources, the containership fleet increased by 3.2% in 2016, 2.9% in 2017, 5.6% in 2018 and 4.0% in 2019. As of April 15, 2020, containership volumes have decreased by 0.6%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of April 15, 2020, was approximately 23.0 million teu with approximately another 2.35 million teu, or about 10.22% of the fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If such a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since and reached marginally profitable levels during 2018 and into 2019, but remained volatile and fluctuated during 2018, which continued into 2019. Charters renewed or entered into around the end of 2019 were at rates that were profitable in some cases, but could decrease again, depending on changes of demand for and supply of shipping capacity. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

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

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a maximum fleet leverage covenant that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world's fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, China's growth rate of real gross domestic product, or "GDP", has been declining and is forecasted to further decline in 2020, especially due to the recent impact of the Coronavirus, and, the United States, a major trading partner of China, has indicated that it may seek to implement more protectionist trade measures, in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region in general. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Outbreaks of epidemic and pandemic of diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases.  For example, the recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, may negatively affect economic conditions and the demand for our shipping regionally as well as globally and otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. In response to the Coronavirus outbreak, countries such as China, Italy, Spain and France have implemented lockdown measures, and other countries and local governments may enact similar policies. As of March 15, 2020, the United States has temporarily restricted travel by foreign nationals into the country from a number of areas, including China and Europe. In addition, on March 18, 2020, the U.S. and Canada agreed to restrict all nonessential travel across the border. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These restrictions, though temporary in nature, including future prevention and mitigation measures, may continue and increase depending on developments in the Coronavirus outbreak and are likely to have an adverse impact on global economic conditions, which could materially adversely affect our future operations. As a result of these measures, our vessels may not be able to call on ports, or may be restricted from disembarking from ports, located in regions affected by Coronavirus. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse.

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

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 saw a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Rates made progress throughout 2019, although improvements were mostly weighted towards the larger size container segments. Current containership rates still remain below historical averages, affecting their profitability. The recent Coronavirus pandemic has also had a major impact on containership rates, causing prolonged uncertainty in the markets. The financial challenges faced by liner companies, some of which have announced efforts to obtain third party aid and restructure their obligations, including our charterers, have reduced demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The containership industry is highly competitive and capital intensive. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China's economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (or "OECD"), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.

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

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of the Coronavirus, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the Coronavirus outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile, and currently below historical average, asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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
The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations' International Maritime Organization (the "IMO"). The document of compliance (the "DOC"), and the safety management certificate (the "SMC"), are renewed as required.
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

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 13 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit ("VGP") program and U.S. National Invasive Species Act ("NISA") are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency ("EPA") develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Regulations relating to low sulfur emissions that came into effect on January 1, 2020 may adversely affect our revenues and profitability.

Under maritime regulations that came into effect on January 1, 2020, ships will have to reduce sulfur emissions, for which the principal solutions are the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel.  We do not currently intend to install scrubbers on our fleet. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations, but the effect is limited by the fact that our vessels are under time charter agreements and these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Det Norske Veritas ("DNV"), Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security ("ISPS") certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Manager by Bureau Veritas.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies ("IACS"). All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: "Information on the

Company – Business Overview – Environmental and Other Regulations in the Shipping Industry" for more information.

Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries ("OPEC") and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. Oil prices began rising in February 2016 until June 2016, due to, among other reasons, the war in Syria, oscillated until November 2016, due to movements in the U.S. dollar exchange rate and various geopolitical events, surging again since end-November 2016, due to the announcement by OPEC of future production cuts. In the two-year period 2017-2018, oil prices fluctuated between about $45/bbl (for West Texas Intermediate, "WTI") and about $75/bbl, before reaching $76.41/bbl in October 2018 and then falling to $42.53/bbl by December 24, 2018. Thereafter, oil prices rebounded responding, at least partly, to a 90-day trade-war truce agreed between the United States and China. By April 1, 2019 the WTI rose by 49.1% to $63.43/bbl. Oil markets faced a steep one-day loss on August 7, 2019 with the WTI closing at $51.09/bbl, after the United States threatened to impose more tariffs on China, then soared to $62.90/bbl in September when key oil facilities in Saudi Arabia were disabled in a missile attack.  Prices dropped to around $55.0/bbl in October 2019, and then began rising until the end of the year to approximately $61.0/bbl. In the first week of January 2020, following turmoil in the Persian Gulf, the price of oil increased to $62.70/bbl, only to drop once again to $57.86/bbl by mid-January as disruptions eventually eased. However, by February 1, 2020 the price dropped to $52.10/bbl, as concerns over the Coronavirus pandemic started emerging, and further dropped starting on March 9, 2020 to $23.43/bbl, and $20.31/bbl by April 1, 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. The lowest price seen thus far in 2020 was on April 21, 2020 at $11.61/bbl, which slightly picked up to $16.94/bbl by April 24, 2020.  Oil prices are significantly below their 10-year average of $70/bbl (for WTI). Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, especially if such increases are combined with lower containership rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission ("SEC"), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing ("QE") and more recently the reversal of it, high levels of Non-Performing Loans ("NPLs") in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

In addition, public health threats, such as Coronavirus, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

Greece has experienced a macroeconomic downturn in recent years, which has been slowly recovering, partially as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk's operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

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

The withdrawal of the United Kingdom from the European Union could adversely affect us.

The United Kingdom ("U.K.") referendum on its membership in the EU resulted in the U.K. withdrawing from the EU on January 31, 2020 ("Brexit"). We have operations in the EU, and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. While the framework for the U.K. and Europe's future relationship has been laid out in a Withdrawal Agreement, negotiations are ongoing and final terms of the withdrawal remain uncertain. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets generally and in the U.K., specifically. While we have limited exposure to the U.K. or the Pound sterling ("GBP"), any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Seasonal fluctuations could affect our operating results and the amount of available cash with which we service our debt or could pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to reinstate payment of dividends to our common shareholders. For example, the containership market is typically stronger in the spring and fall months following the celebration of Chinese New Year in the first quarter of each year and in anticipation of the increased demand during the year-end holiday season. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and the amount of available cash with which we service our debt or could pay dividends, because our fleet is currently employed on period time charters, but this seasonality may materially affect our operating results if our vessels are employed in the spot market in the future.

We may have difficulty securing profitable employment for our vessels if their charters expire in a depressed market.

As of April 15, 2020, 17 of our vessels are employed on time charter contracts, while one vessel is idle, and on February 24, 2020, we signed an agreement to sell another vessel for scrap, which has not been delivered to the buyers yet due to Coronavirus restrictions. 15 of our vessels are under time charters scheduled to expire during 2020 and two of our vessels' time charters are scheduled to expire in 2021. As April 15, 2020, the containership charter rates for vessels like ours remain below historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected.

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

The derivative contracts we enter into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our stockholders' equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the London Interbank Offered Rate ("LIBOR"). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2018, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $10 million. As of December 31, 2019, all previous swap contracts had matured and the Company had no open position in interest rate swaps. In April 2020, we entered into a new interest rate swap agreement for a notional amount of $30 million. There is no assurance that our derivative contracts or any that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

As of April 15, 2020, Friends Investment Company Inc., (or "Friends"), Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Diamantis Shareholders Ltd., all affiliates of the Company controlled by the Pittas family and partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 62.0% of the outstanding shares of our common stock and unvested incentive award shares, representing 59.3% of total voting power (after accounting for the certain voting rights of our Series B Preferred Shares before conversion and 56.8% of total voting power on an as converted basis). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of April 15, 2020, funds advised by Tennenbaum Capital Partners LLC ("TCP") and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Convertible Perpetual Preferred Shares, to which we will refer as the Series B Preferred Shares, that are convertible into 4.6% and 3.8%, respectively, of our common shares and unvested incentive award shares on an as-converted basis.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with EuroDry Ltd. ("EuroDry"), a publicly listed company spun-off from Euroseas in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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
The Series B Preferred Shares paid dividends in-kind until January 29, 2019 (rather than in cash). After that date, dividends to holders of the Series B Preferred Shares are paid in cash. If we do not have sufficient cash to pay dividends to holders of the Series B Preferred Shares, then our failure to pay such dividends would be a dividend payment default and would therefore cause the dividend rate to increase, pursuant to the terms of the Statement of Designations of the Series B Preferred Shares. In addition, failure to pay dividends on our Series B Preferred Shares when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which has been an important fund-raising avenue for us in the past.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December

31, 2019, we had total bank debt of approximately $85.2 million. Our bank debt repayment schedule as of December 31, 2019 required us to repay $42.5 million of bank debt during the next two years and all remaining bank debt in the third and fourth year. As of April 1, 2020, we repaid $3.3 million of our total bank debt decreasing our outstanding bank debt to $81.9 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We are exposed to volatility in LIBOR, and we may enter into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facility has been, and amounts under additional credit facilities that we may enter in the future, will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, but may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

Furthermore, the calculation of interest in most financing agreements in our industry has been based on published LIBOR rates. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, our loan agreements contain provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Since some of our loans have such clauses, our borrowing costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or "SOFR." The impact of such a transition from LIBOR to SOFR could be significant for us.

In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

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

As of April 15, 2020, 17 of our vessels are employed under time charters with remaining terms ranging from less than one month to 10 months based on the minimum duration of the charter contracts, with options to extend for an additional seven to 22 months.  The percentage of our fleet that is under time charter contracts represents approximately 47% of our vessel capacity for the remainder of 2020 and 5% of our capacity in 2021. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably. Although we do not receive any revenues from certain of our vessels while such vessels are unemployed, we are required to pay expenses necessary to maintain the vessel in proper operating condition, insure it and service any indebtedness secured by such vessel. Despite the fact that 17 of our 19 vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

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
•
business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as the recent Coronavirus outbreak; and

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 15, 2020, the vessels in our fleet had an average age of approximately 17.7 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 15, 2020, the vessels in our fleet had an average age of approximately 17.7 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

A decrease in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the containership shipping industry remain significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to operate our vessels profitably and may affect our ability to comply with covenants contained in our current or future credit facilities and financing agreements.

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

Because we obtain some of our insurance through protection and indemnity associations ("P&I Associations"), we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the P&I Associations.

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

If our vessels call on ports located in countries or territories that are subject to sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governments it could lead to monetary fines or penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although we do not expect that our vessels will call on ports located in countries or territories subject to country-wide or territory-wide sanctions and/or embargoes imposed by the U.S. government or other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism ("Sanctioned Jurisdictions"), and we endeavor to take precautions reasonably designed to mitigate such activities, including relevant trade exclusion clauses in our charter contracts forbidding the use of our vessels in trade that would violation economic sanctions, it is possible that, from time to time, vessels in our fleet on charterers' instructions, and without our knowledge or consent, may call on ports located in such countries or territories in the future. If such activities result in a sanctions violation, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.
Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.  Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the U.S. administration, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.
All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of April 15, 2020, none of our vessels have called on ports in Sanctioned Jurisdictions in the past or are arranged to call such ports in the future.  The vessels' shipowning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Sudan, Syria or Cuba or entities that these countries control.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries or territories.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.
We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001 and on a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, economic sanctions or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Donald Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty concerning the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally. In 2019, the United States announced additional sanctions relating to Venezuela, including those against the Government of Venezuela and Petróleos de Venezuela (PdVSA), which may impact Venezuela’s oil output, and in turn, affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in:
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley"). Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.
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

We generate all our revenues in U.S. dollars, but we incur approximately 25% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 6% in 2019 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows. In 2019, we had no exposure to the GBP.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2019, 2018, and 2017, approximately 86%, 97% and 91%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

Based on the current and expected composition of our and our subsidiaries' assets and income, it is not anticipated that we will be treated as a PFIC. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurances regarding our status as a PFIC for the current taxable year or any future taxable year. See the discussion in the section entitled "Item 10.E. Taxation — Passive Foreign Investment Company Status and Significant Tax Consequences". We urge U.S. Holders to consult with their own tax advisors regarding the possible application of the PFIC rules.
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

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code, or Section 883, and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2019 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than "qualified shareholders", with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.  In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

If we are not entitled to exemption under Section 883 for any taxable year, we would be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Although our shares of common stock have traded on the Nasdaq Global Market since January 31, 2007, on the Nasdaq Global Select Market since January 1, 2008, and on the Nasdaq Capital Market since June 26, 2015, the trading volume has been lower over the last couple of years. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;
•	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	payment of dividends;
•	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;
•	changes in government and other regulatory developments;
•	additions or departures of key personnel;
•	general market conditions and the state of the securities markets; and
•	domestic and international economic, market and currency factors unrelated to our performance.

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
Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the 180-day cure period. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted. On January 14, 2019, we received such a notice as our share price traded below $1.00 for 30 consecutive days, however Nasdaq determined that the Company was eligible for an additional 180-day period, or until January 13, 2020, to regain compliance. In December 2019, we effected a 1-for-8 reverse stock split to comply with the minimum share price requirement.
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

Our Amended and Restated Articles of Incorporation, Bylaws and Shareholders' Rights Plan contain anti-takeover provisions that may discourage, delay or prevent any (1) merger or acquisition, (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, on May 10, 2019 we adopted a shareholders' rights plan, which replaced and is substantially similar to our prior shareholder rights agreement that expired on May 27, 2019, pursuant to which our Board of Directors may cause the substantial dilution of any person that attempted to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

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

On January 27, 2014 we entered into an agreement to sell 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  Pursuant to a registration rights agreement between us and TCP, we filed a registration statement registering for resale all of the common shares issuable upon conversion of the Series B Preferred Shares, which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), if such shares are sold under the registration statement. On December 29, 2016 we sold 89,928 shares of our common stock to Friends for total proceeds of $1,000,000. Further, on December 23, 2016 we issued 112,500 shares of our common stock to two funds managed by TCP in order to purchase the M/V "RT Dagr". We entered into a registration obligation agreement requiring us to register under the Securities Act the 112,500 shares sold to the funds managed by TCP, and such shares will become freely tradable without restriction under the Securities Act if they are sold under the registration statement that we intend to file. In June 2019, we redeemed $11.7 million of our Series B Preferred Shares, leaving an $8 million face value of our Series B Preferred Shares outstanding.

In December 2016 and January 2017, we filed with the SEC two prospectus supplements to issue and sell, in an at-the-market ("ATM") offering, shares of our common stock having an aggregate offering price of up to $10 million. From December 21, 2016 through January 26, 2017, we issued and sold 160,078 shares of our common stock through the ATM offering for net proceeds of approximately $2.7 million. In October 2018, we filed with the SEC a new prospectus supplement under which we may issue and sell, in an ATM offering, shares of our common stock having an aggregate offering price of up to $4.2 million; in October 2019, we issued and sold 144,727 shares of our common stock in this ATM offering for net proceeds of approximately $0.85 million. On March 12, 2020, we filed with the SEC a shelf registration statement on Form F-3 and filed an amendment thereto on March 27, 2020, which, if declared effective, will give us the ability to sell in one or more offerings, within a three-year period, up to 2,369,950 shares of our common stock that were previously acquired in private transactions or in the open market or which are issuable upon conversion of Series B Convertible Perpetual Preferred Shares (the "Series B Preferred Shares") or any convertible notes into which the Series B Preferred Shares may convert.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares in 2014 (of which 8,000 are outstanding as of April 15, 2020) and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders' ability to realize any potential change of control premium.

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
Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector.  Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 15, 2020, our fleet consisted of 19 containerships. The total cargo carrying capacity of the 19 containerships is 660,940 dwt or 51,083 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  Since June 2005, the Company has purchased 28 vessels and ordered four newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, while one newbuilding vessel contract was cancelled. The Company sold 15 vessels and spun-off 6 of its vessels into EuroDry on May 30, 2018.

During 2019, we acquired eight containership vessels. In August 2019, we took delivery of four feeder containerships, owned by affiliates of the Pittas family including our CEO, for $28.2 million (comprising a cash consideration of $15 million and the issuance of 2,816,902 common shares), the M/V EM Hydra and M/V EM Spetses, both 1,740 teu feeder containerships built in 2005 and 2007, respectively, the M/V EM Kea, a 3,100 teu feeder containership built in 2007, and the M/V Diamantis P, a 2,008 teu feeder containership built in 1998. In November 2019, we took delivery of four intermediate 4,253 teu containerships, three built in 2009 and one in 2008, and also assumed the charters they were under. The vessels were acquired from companies controlled by Synergy Holdings Limited for approximately $40 million. On February 24, 2020, we signed an agreement to sell the M/V Manolis P, a 1,452 teu vessel, built in 1995 for scrap, for approximately $2.8 million. The vessel reached her destination port on April 7, 2020, but so far has not been delivered to the buyers due to Coronavirus restrictions and port lockdowns in the territory of arrival (Alang, India).  The scrap price has dropped since the date of the agreement to sell the M/V Manolis P, and the buyers are now seeking to terminate the agreement on the basis that timely delivery did not occur.  We are in the process of seeking a settlement with the buyers; however, if the agreement were to be terminated and we would sell the vessel at currently prevailing scrap prices, we would receive approximately $0.7 million less for the vessel than under the current agreement.

Our common shares traded under the symbol ESEA on the Nasdaq Global Market beginning January 31, 2007 and on the Nasdaq Global Select Market beginning January 1, 2008, and since June 26, 2015 have traded on the Nasdaq Capital Market.

Our executive offices are located at 4 Messogiou & Evropis Street, 151 24, Maroussi, Greece. Our telephone number is +30-211-1804005.

The SEC maintains an Internet website at www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.euroseas.gr. The information contained on our website is not part of this annual report.
B.	Business Overview
Our fleet consists of containerships that transport container boxes providing scheduled service between ports.  Please see the information in the section titled "Our Fleet", below. During 2015, 2016, 2017, 2018 and 2019, we had a fleet utilization of 93.0%, 93.9%, 96.9%, 92.7% and 99.1%, respectively, our vessels achieved daily time charter equivalent rates of $7,855, $7,120, $7,309, $9,179 and $8,782, respectively, and we generated voyage charter revenue and time charter revenue totalling $35.51 million, $21.46 million, $24.84 million, $36.27 million and $41.77 million respectively.

Our business strategy is focused on providing consistent shareholder returns by carefully selecting the timing and the structure of our investments in containership vessels and by reliably, safely and competitively operating the vessels we own, through our affiliate, Eurobulk. Representing a continuous ship-owning and management history that dates back to the 19th century, we believe that one of our advantages in the industry is our ability to select and safely operate containership vessels of any age.

Our Fleet
As of April 15, 2020, the profile and deployment of our fleet is the following:
Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Oct-20	$16,000
SYNERGY BUSAN	Intermediate	50,726	4,253	2009	TC until Aug-20	$12,900
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until May-20	CONTEX(**) 4250 less 6.25%; floor $8,000 / ceiling $16,000
SYNERGY OAKLAND	Intermediate	50,787	4,253	2009	TC until Oct-20 plus 8-12 months extension option	$9,000 until Feb-20; $10,000 until Oct-20; option CONTEX(**) 4250 less 10%
SYNERGY KEELUNG (+)	Intermediate	50,969	4,253	2009	TC until Dec-20/Jun-22 plus 8-12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA	Feeder	42,165	3,100	2007	TC until Apr-20	$9,700
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Sep-20	$8,500
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Sep-20	$10,250
EM CORFU	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
EM ATHENS	Feeder	32,350	2,506	2000	TC until Oct-20	$9,250
EM OINOUSSES	Feeder	32,350	2,506	2000	Idle	-
DIAMANTIS P	Feeder	30,360	2,008	1998	TC until Jul-20	$8,000
EM SPETSES	Feeder	23,224	1,740	2007	TC until Apr-20	$7,000
EM HYDRA	Feeder	23,351	1,740	2005	TC until May-20	$7,500
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-21	$8,050
MANOLIS P	Feeder	20,346	1,452	1995	Sold Feb-20(***)	-
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Jul-20	$7,500
NINOS	Feeder	18,253	1,169	1990	TC until May-20	$7,750
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until May-20	$7,500
Total Container Carriers	19	660,940	51,083

(*)
TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)
The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers' Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(***)
On February 24, 2020, we entered into an agreement to sell the M/V Manolis P for scrap. The vessel reached her destination port on April 7, 2020, but so far has not been delivered to the buyers due to Coronavirus restrictions and port lockdowns in the territory of arrival (Alang, India). The scrap price has dropped since the date of the agreement to sell the M/V Manolis P, and the buyers are now seeking to terminate the agreement on the basis that timely delivery did not occur.  We are in the process of seeking a settlement with the buyers.

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market. As of April 15, 2020, 17 of our vessels are employed under time charter contracts, while one is undergoing repairs and one is currently under contract to be sold.
As of April 15, 2020, approximately 47% of our ship capacity days for the remainder of 2020 and approximately 5% of our ship capacity days in 2021 are under contract.
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
The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2018 and 2019, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm's-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.
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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2018 (in millions)	Carrying Value as of December 31, 2019 (in millions)
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$8.88(1)	$8.06(2)
MANOLIS P	1,452	Apr-2007	$2.11	$1.79
NINOS	1,169	Feb-2001	$1.51	$1.51
JOANNA	1,732	Jul-2013	$3.81	$3.40
KUO HSIUNG	1,169	May-2002	$1.57	$1.57
AEGEAN EXPRESS	1,439	Sep-2016	$2.51	$2.25
AKINADA BRIDGE	5,610	Dec-2017	$10.54	$10.33
EM ASTORIA	2,788	Jun-2017	$4.55	$4.42
EM ATHENS	2,506	Sep-2017	$4.03	$3.87
EM CORFU	2,556	Nov-2017	$5.28	$4.95
EM OINOUSSES	2,506	Oct-2017	$4.04	$3.86
EM KEA	3,100	Aug-2019	-	$9.31
EM SPETSES	1,740	Aug-2019	-	$7.40
EM HYDRA	1,740	Aug-2019	-	$6.57
DIAMANTIS P	2,008	Aug-2019	-	$4.95(2)
SYNERGY BUSAN	4,253	Nov-2019	-	$10.12
SYNERGY ANTWERP	4,253	Nov-2019	-	$10.06
SYNERGY OAKLAND	4,253	Nov-2019	-	$10.45
SYNERGY KEELUNG	4,253	Nov-2019	-	$11.36
Total Container Carriers	51,083		$48.83	$116.23
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
(2) Indicates container vessels for which we believe, as of December 31, 2019, the basic charter-free market value is lower than the vessel's carrying value as of December 31, 2019.  We believe that the aggregate carrying value of these vessels, assessed separately, of $13.01 million as of December 31, 2019 exceeds their aggregate basic charter-free market value of approximately $11.50 million by approximately $1.51 million.  As further discussed in "Critical Accounting Policies – Impairment of vessels" below, we believe that the carrying values of our vessels as of December 31, 2019 were recoverable.
We note that as of April 15, 2020, 17 of our container vessels are employed under time charter contracts of durations from less than one to 10 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.
We refer you to the risk factor entitled "The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels" and the discussion in Item 3.D under "Industry Risk Factors."

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
Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was amended and restated as of January 1, 2018, and its term was extended until January 1, 2023.  It provided for a 5% discount of the daily vessel management fee for any period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 ("volume discount"), which was permanently incorporated into the daily management fee effective January 1, 2018 (see below). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future will enter into a separate management agreement with Eurobulk with a term and rate as specified in the Master Management Agreement.
During 2017, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.5 Euro) of that amount for any vessel laid-up including the 5% volume discount. The management fee is adjusted annually for Eurozone inflation every January 1st. There was no adjustment for inflation from January 1, 2017, to date and, hence, we continued to pay Eurobulk an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins. Under the amended and restated Master Management Agreement, as of January 1, 2018, the volume discount has been permanently incorporated into the daily management fee which remained unchanged at 685 Euros in 2018 and 2019, and will be adjusted annually for inflation in the Eurozone. On May 30, 2018, the Company signed an addendum with the Manager according to which daily management fees were kept at 685 Euros per day per vessel and, effective May 30, 2018, the fixed cost was adjusted to $1,250,000. As a result, for the year 2018, the fixed cost was calculated at $2,000,000 pro-rated for the period of January 1, 2018 until May 30, 2018 and at $1,250,000 for the period of May 31, 2018 until December 31, 2018. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk Ltd. for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019.
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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17.7 years on April 15, 2020, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,294 per day for the year ended December 31, 2019. We consider this amount to be among the lowest of the publicly listed containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2019, our operational fleet utilization was 99.9%, up from 96.0% in 2018, while our commercial utilization rate was 99.2%, up from 96.7% in 2018. Our total fleet utilization rate in 2019 was 99.1%.

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

Our Business Strategy
Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:
•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In January 2017, we sold one containership. In June, September, October and December 2017, we took delivery of five secondhand containerships, and in December 2017, we sold one containership. On May 30, 2018, we spun-off our drybulk fleet (excluding M/V Monica P, which was agreed to be sold) into EuroDry. As a result of the spin-off and subsequent sale of Monica P in June 2018, we became a pure containership company. In August and November 2019, we acquired eight secondhand containerships, expanding our fleet to nineteen containership vessels.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet's recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 15, 2020, on the basis of our existing time charters, approximately 47% of our vessel capacity for the remainder of 2020 and approximately 5% in 2020 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2019 calls for a reduction of approximately 14.7% of our debt by the end of 2020 and an additional reduction of about 41.2% by the end of 2021 for a total of 55.9% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.
Our Customers
Our major charterer customers during the last three years include CMA-CGM ("CMA"), Golden Sea Shipping ("GSS"), Hapag Lloyd, MSC and Maersk Line amongst others. We are a relationship driven company, and our top five customers in 2019 include three of our top five customers from 2018 and three from 2017. Our top five customers accounted for approximately 87% of our revenues in 2019, 97% of our revenues in 2018 and 91% of our revenues in 2017. In 2019, CMA, GSS, Hapag Lloyd, MSC and Maersk accounted for 24%, 21%, 16%, 15% and 11% of our revenues, respectively. In 2018, CMA, GSS and MSC accounted for 51%, 33% and 11%, of our revenues, respectively. In 2017, CMA, GSS and MSC accounted for 34%, 31% and 17% of our revenues, respectively. Our dependence on our key charterer customers is moderate, as in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the Coronavirus outbreak.
The Containership Industry

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twelve-foot equivalent unit ("teu") capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containerships are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors
We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. ("Eurochart"), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete primarily with other shipowners of carriers in the Feeder and Panamax containership sectors. Ownership of containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Performance Shipping Inc. (formerly Diana Containerships Inc.) (NYSE: DCIX).
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
International Maritime Organization
 The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.
Air Emissions
In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or "PCBs") are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.
The Marine Environment Protection Committee, or "MEPC," adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.
Sulfur content standards are even stricter within certain "Emission Control Areas," or ("ECAs").  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation.  At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future.  At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.
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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.
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
Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.
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
The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles.  It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.
Furthermore, recent action by the IMO's Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.
Pollution Control and Liability Requirements
The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the "BWM Convention") in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.
On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention's implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters.  The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72's amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.
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
Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.
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

United States Regulations
The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act
The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.'s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.
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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $ 997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.
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
OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG's financial responsibility regulations by providing applicable certificates of financial responsibility.
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement's ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.
OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where the Company's vessels call.
We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.

Other United States Environmental Initiatives
The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or "SIPs," some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.
The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of "waters of the United States." The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining "waters of the United States" and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the "Navigable Waters Protection Rule," which replaces the rule published on October 22, 2019, and redefines "waters of the United States." The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA's promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.
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
Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.
The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained.  The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area").  As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.
International Labour Organization
The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.
Greenhouse Gas Regulation
Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.
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
The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol's second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.
In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA's plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.
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
Vessel Security Regulations
Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 ("MTSA"). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.
Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code ("the ISPS Code").  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel's flag state.  Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention,  include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel's hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.
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
Inspection by Classification Societies
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or "the Rules," which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
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
The following table lists the upcoming intermediate or special survey for the vessels in our current fleet.  Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition.  The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise specified below.

Vessel	Next	Type
EVRIDIKI G.	June 2021	Special Survey (Drydocking)
EM CORFU	October 2021	Special Survey (Drydocking)
AKINADA BRIDGE	November 2021	Intermediate Survey
KUO HSIUNG	November 2021	Special Survey (Drydocking)
AEGEAN EXPRESS	October 2020	Intermediate Survey
EM ASTORIA	October 2021	Intermediate Survey
JOANNA P	January 2022	Intermediate Survey
EM ATHENS	December 2020	Special Survey (Drydocking)
EM SPETSES	July 2020	Special Survey
EM KEA	July 2020	Special Survey
EM HYDRA	June 2020	Special Survey
DIAMANTIS P	September 2021	Intermediate Survey (Drydocking)
SYNERGY BUSAN	January 2022	Intermediate Survey
SYNERGY ANTWERP	November 2021	Intermediate Survey
SYNERGY OAKLAND	February 2022	Intermediate Survey
SYNERGY KEELUNG	May 2022	Intermediate Survey
NINOS	July 2020	Intermediate Survey

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
Protection and Indemnity Insurance
Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations," and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs."
Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. The International Group's website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.
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
Significant Developments in 2019
Trinity/Diamantis Vessel Acquisition
In August 2019, we completed the acquisition of four feeder containerships, owned by affiliates of the Pittas family including our CEO, for a consideration of $28.2 million, comprising a cash payment of $15 million and the issuance of 2,816,902 common shares to the sellers (the "Trinity/Diamantis Vessel Acquisition"). We financed the cash portion of the Trinity/Diamantis Vessel Acquisition price via the arrangement of two bank loans, drawing a total of $16.2 million with the excess amount used for general corporate purposes. The cash portion of the Trinity/Diamantis Vessel Acquisition price was used to repay the existing indebtedness of the vessels with the sellers receiving only payment in Euroseas common shares. The Trinity/Diamantis Vessel Acquisition was evaluated and approved by a special committee of independent members of the Board of Directors. The four vessels are the M/V "EM Hydra" and the M/V "EM Spetses", both 1,740 teu feeder containership built in 2005 and 2007, respectively, the M/V "EM Kea", a 3,100 teu feeder containership built in 2007, and the M/V "Diamantis P", a 2,008 teu feeder containership vessel built in 1998.
Synergy Vessel Acquisition
In November 2019, we acquired and took delivery of four container carrier vessels of intermediate size of 4,253 teu, all built in South Korea, three in 2009 and the other in 2008. The vessels were acquired from companies controlled by Synergy Holdings Limited, for approximately $40 million (the "Synergy Vessel Acquisition"). The Synergy Vessel Acquisition of the four vessels (the "Synergy Vessels") was financed by bank debt of $32 million, a private placement of $6 million at a share price of $5.68 subscribed equally by an entity affiliated to the Company's Chief Executive Officer and an entity controlled by the seller of the Synergy Vessels and $2 million of the Company's cash. The Company also assumed the charters the vessels were under on the date of the transfer. As part of the Synergy Vessel Acquisition, the Company has agreed that the Manager enter into an agreement with Synergy Marine Limited for the provision of certain management services for the next three years. Mr. Andreas Papathomas, Chairman of Synergy Holdings Limited, was appointed to our Board of Directors. We also agreed to issue an additional $0.5 million in shares of Euroseas common stock to Synergy Holdings Limited if certain conditions are fulfilled in one year.

Series B Preferred Shares
On June 10, 2019, the Board of Directors agreed to redeem $11.7 million of the Series B Preferred Shares. In parallel with the redemption, the holders of Series B Preferred Shares agreed to reduce the annual dividend rate to 8% per annum, effective June 11, 2019, which will apply until January 29, 2021, after which date the dividend rate will increase to 14%, and will be payable only in cash. From January 29, 2019 to June 11, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum, which was paid in cash.
Reverse Stock Split
On December 18, 2019, we completed a 1-for-8 reverse stock split, effective at the close of trading on December 18, 2019. Our common shares began trading on a split-adjusted basis on December 19, 2019. The reverse stock split was undertaken with the objective of meeting the minimum $1.00 per share requirement for listing our common shares on the Nasdaq Capital Market.
A. Operating results
Factors Affecting Our Results of Operations
We believe that the important measures for analyzing trends in the results of our operations consist of the following:
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.
Available days. We define available days as the total number of Calendar days in a period net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys, or days of vessels in lay-up. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.
Voyage days. We define voyage days as the total number of Available days in a period net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.
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
Spot Charter Rates. We calculate spot charter rates on contracts made in the spot market for the use of a vessel for a specific voyage ("voyage charter") to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally commits to a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.
Time Charter Equivalent ("TCE"). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of containerships on time charter or on the spot market (containerships are, generally, chartered on a time charter basis) and presents a more accurate representation of the revenues generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

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
Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of up to 1.25% to other brokers involved in the transaction, plus address commission of up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf.
Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are sailing for repositioning purposes or for drydocking, which we pay.
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
Related party management fees. These are the fees that we pay to our affiliated ship manager under our management agreements for the technical and commercial management that Eurobulk performs on our behalf.
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

Results from Operations
Year ended December 31, 2019 compared to year ended December 31, 2018
Time charter revenue and voyage charter revenue. Time charter revenue for 2019 amounted to $41.77 million, increasing by 15.2% compared to the year ended December 31, 2018 during which they amounted to $36.27 million. In 2019, we operated an average of 13.1 vessels, a 14.0% increase over the average of 11.49 vessels we operated during the same period in 2018. In the year 2019 our fleet had 4,636 voyage days earning revenue as compared to 3,814 voyage days earning revenue in 2018. Market charter rates in the year ended December 31, 2019 were slightly lower for our containership vessels compared to the year ended December 31, 2018, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $8,782 per day per vessel in 2019 compared to a TCE rate of $9,179 per day per vessel in 2018, a decrease of 4.3%.  The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments.
Commissions. We paid a total of $1.75 million in charter commissions for the year ended December 31, 2019, representing 4.2% of charter revenues. This represents a decrease over the year ended December 31, 2018, where commissions paid were $1.84 million, representing 5.1% of charter revenues.
Voyage expenses. Voyage expenses for the year 2019 were $1.06 million and relate to expenses for repositioning voyages between time charter contracts and owners' expenses at certain ports. For the year ended December 31, 2018, voyage expenses amounted to $1.26 million and related mainly to expenses for certain voyage charters and the types of voyage expenses mentioned above. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (2.5% and 3.5% in 2019 and 2018, respectively) of charter revenues. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.
Vessel operating expenses. Vessel operating expenses were $23.99 million in 2019 compared to $19.99 million in 2018. In 2019, we operated an average of 13.1 vessels, a 14.0% increase over the average of 11.49 vessels we operated during the same period in 2018. Further, daily vessel operating expenses per vessel amounted to $5,015 per day in 2019 versus $4,769 per day in 2018, an increase of 5.2% mainly due to higher costs for lubricants and other vessel supplies.
Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2019, Eurobulk charged us 685 Euros per day per vessel totalling $3.67 million for the year, or $768 per day per vessel. During 2018, Eurobulk charged us 685 Euros per day per vessel totalling $3.54 million for the year, or $844 per day per vessel. The increase in the total amount of U.S. dollars charged within 2019 is due to the higher number of vessels operated within 2019 compared to the previous year, partly offset by the favorable movement in $/euro exchange rates during 2019 compared to 2018.
General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors' and officers' liability insurance and other miscellaneous corporate expenses. In 2019, we had a total of $2.44 million of general and administrative expenses as compared to $2.57 million in 2018. The decrease of $0.13 million is due to the lower fixed management fee during most of 2019, which was in effect after the Company's spin-off in 2018.
Drydocking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey. In 2019, we had one vessel completing her special surveys with drydock, four vessels completing their in-water (intermediate) surveys and a vessel completing her special survey with drydock that started in 2018, for a total cost of $2.71 million. During 2018, we had three vessels completing their special surveys with drydock, three vessels completing their in-water (intermediate) surveys and a vessel starting her special survey, that was ultimately completed in 2019, for a total cost of $2.77 million.
Vessel depreciation. Vessel depreciation for 2019 was $4.18 million. Comparatively, vessel depreciation for 2018 amounted to $3.31 million. The increase is due to the higher number of vessels in our fleet in 2019.

Net gain on sale of vessels. In March 2018, the Company agreed to sell its drybulk carrier M/V "Monica P." The 20-year-old vessel was sold on June 25, 2018, for a net amount of $6.3 million and the Company recorded a $1.34 million gain on the sale. In 2019 we had no vessel sales.
Interest and other financing costs. Interest expense and other financing costs for the year 2019 were $3.42 million. Comparatively, during the same period in 2018, interest and other financing costs amounted to $3.05 million. Interest expense charged was higher in 2019 due to the higher average outstanding debt, partly offset by a lower average LIBOR rate, as compared to 2018.
Loss on debt extinguishment. For the year ended December 31, 2019, loss on debt extinguishment was $0.3 million and related to the write-off of the unamortized debt discount in connection with the refinancing of the participating mortgage loan the Company had entered into with Credit Agricole, partly offset by the lower amount, at which the vessel profit participation liability was finally settled.
Derivatives gain/loss. In 2019, we had a realized loss of $0.003 million from the net interest settlement on our interest rate swap contract that we entered into in October 2014 and matured in May 2019, as compared to a realized loss of $0.20 million and an unrealized gain of $0.20 million in 2018. We had entered into the interest rate swap to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.
Dividend Series B Preferred Shares and Preferred deemed dividend. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. On June 10, 2019, we agreed to redeem $11.7 million of the outstanding Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares to 8.0% per annum effective from June 11, 2019 until January 29, 2021, payable in cash. Thereafter, the Series B Preferred Shares will carry a dividend rate of 14% per annum, also payable in cash. Since January 29, 2019, the Series B Preferred Shares carried a dividend of 12% per annum.  In 2019, the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash and another $0.16 million were accrued as of December 31, 2019 and were paid in cash in the first quarter of 2020, and recorded preferred deemed dividends of $0.50 million arising out of the redemption of approximately $11.7 million of Series B Preferred Shares. In 2018, there were $1.34 million dividends paid in-kind. The decrease in 2019 is due to the redemption of $11.7 million in value of the outstanding Series B Preferred Shares, partly offset by the increase of the annual dividend rate to 12% and 8%, up from 5% during 2018, as explained above. In addition, $0.50 million of preferred deemed dividends were recorded in 2019 as a result of the redemption of $11.7 million of the Series B Preferred Shares, representing the difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).
Net loss attributable to common shareholders. As a result of the above, net loss attributable to common shareholders for the year ended December 31, 2019 was $3.46 million, as compared to a net loss of $2.0 million for the year ended December 31, 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Part A, Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2018.
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
Impairment of long-lived assets
We review our vessels held for use and their related intangible assets and liabilities for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the assets may not be recoverable. If indicators for impairment are present, we determine undiscounted projected net operating cash flows for the related long-lived assets and compare it to their carrying values. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, we evaluate the asset for an impairment loss. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset's carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.
The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.
The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates, from year three onwards. The Company calculates the historical average rates over a 18-year period for 2019, excluding outliers, and a 17-year period for 2018, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract.
Our impairment exercise is highly sensitive on variances in the time charter rates and vessel operating costs; it also requires assumptions for:
•	the effective fleet utilization rate;
•	estimated scrap values;
•	future drydocking costs; and
•	probabilities of sale for each vessel.
Our estimates for the time charter rates for the first two years are based on the prevailing market charter rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2019 identified two of our vessels with indication for impairment as presented in the following table. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates and operating cost assumptions (which are the inputs most sensitive to variations) allowing for variances of up to 10%, and a further reduction in charter rates for the following two years, to reflect any possible effect from the slowdown of economic activity due to the Coronavirus pandemic, without an impairment indication.
There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly during 2018, but gradually weakened towards the end of 2018 and through most of 2019 (apart from a brief upsurge in the fourth quarter), have weakened once again in early 2020, and may return to their previously very depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the "Item 4.B. Business Overview – Our Fleet".
For the two vessels which as of December 31, 2019 had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break even rate" for the uncontracted period is presented below:
Vessel	Charter Rate as of 12/31/2019	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2020)	Rate Year 2 (2021)	Rate Year 3+ (2022+)	Breakeven Rate (USD/day)
Evridiki	10,250	8.0	6.5	10,902	10,902	12,917	11,113
Diamantis P	8,000	6.0	3.5	8,966	8,966	9,884	8,775

Recent Accounting Pronouncements
Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.
B.	Liquidity and Capital Resources
Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding loan facilities, and pay dividends.
Beginning in February 2020, partially due to fears associated with the spread of the Coronavirus, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn may continue as the Coronavirus continues to spread. On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the Coronavirus outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which the Coronavirus will impact the Company's results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the Coronavirus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact of the Coronavirus cannot be made at this time. We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2020 and beyond. There are also $7.35 million of undrawn amounts available under our revolving facility with Eurobank Ergasias S.A., which can be used to finance up to 55% of the market value of post 2001-built ships.
Cash Flows
As of December 31, 2019, we had a working capital deficit of $18.6 million and have been incurring losses. For the year ended December 31, 2019, we generated net cash from operating activities of $3.1 million. Our cash balance amounted to $1.0 million and cash in restricted and retention accounts amounted to $4.9 million as of December 31, 2019. The holders of Series B Preferred Shares will receive a cash dividend at an annual dividend rate of 8% until January 29, 2021, which will increase to 14% thereafter. For 2020, we expect our daily TCE rates to potentially decrease compared to 2019, due to decreased time charter rates observed in the market, as of the date of this report, and the impact of the Coronavirus outbreak on the demand in the dry-bulk shipping industry. We intend to fund our working capital requirements and capital commitments via cash on hand and cash flows from operations, as well as via the cash proceeds expected to be generated through the sale of certain of the Company's older vessels for scrap. In the event that these are not sufficient, we may also use funds from debt refinancing and equity offerings and convert to equity the related party loans, if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Year ended December 31, 2019 compared to year ended December 31, 2018
Net cash from operating activities.
Our net surplus from cash flows provided by operating activities for 2019 was $3.24 million as compared to a cash flow deficit from operating activities of $1.48 million in 2018.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2019 compared to the year ended December 31, 2018, are the following: the increase in the average number of vessels in our fleet, offset by the decrease of the market rates during the year ended December 31, 2019, which resulted in a lower TCE rate of $8,782 compared to $9,179 for the year ended December 31, 2018. The increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $6.25 million for the year ended December 31, 2019 from $4.43 million for the corresponding period in 2018. This positive effect also added a net working capital inflow of $0.92 million during the year ended December 31, 2019 compared to a net working capital outflow of $3.48 million for the year ended December 31, 2018, mainly due to the significant decrease in the amount of reimbursements made to our Manager, partly offset by the higher net interest expense for the year ended December 31, 2019 compared to the corresponding period in 2018.

Net cash from investing activities.
Net cash flows used in investing activities were $55.72 million for the year ended December 31, 2019 compared to $6.25 million provided by investing activities for the year ended December 31, 2018. The net decrease in cash flows from investing activities of $61.97 million from 2018 is mainly attributable to an increase of $55.72 million in payments for vessel acquisitions and major improvements during the year ended December 31, 2019 compared to the same period of 2018, combined with a decrease of $6.25 million in proceeds from vessel sales that took place in 2018.

Net cash from financing activities.
Net cash flows provided by financing activities were $45.20 million for the year ended December 31, 2019, compared to net cash flows provided by financing activities of $0.14 million for the year ended December 31, 2018. This increase in cash flows provided by financing activities of $45.06 million, compared to the year ended December 31, 2018, is attributable to (i) a decrease of $18.95 million in long term debt principal payments during the year ended December 31, 2019, (ii) an increase of $4.76 million in proceeds from issuance of common stock, net of offering expenses during the year ended December 31, 2019 compared to the same period of 2018, (iii) an increase in proceeds of long term debt (net of loan arrangement fees paid) of $30.77 million during the year ended December 31, 2019 (including $5.0 million of related party loans), compared to the same period of 2018 and (iv) an outflow of funds of $3.30 million to a spun-off subsidiary (EuroDry) during the year ended December 31, 2018, partly offset by an outflow of $11.69 million arising from the redemption of the Series B Preferred Shares and an outflow of $1.03 million of dividends on the Series B Preferred Shares paid in cash during 2019. For the year ended December 31, 2018, there was no redemption of cash dividend payment on the Series B Preferred Shares.

Year ended December 31, 2018 compared to year ended December 31, 2017

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Part A, Item 5, "Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the year ended December 31, 2018.
Debt Financing
We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2019, we had five outstanding loans with a combined outstanding balance of $90.21 million. These loans mature between 2020 and 2023. Our long-term debt as of December 31, 2019 comprises bank loans granted to our vessel-owning subsidiaries with a combined outstanding balance of $85.21 million with margins over LIBOR ranging from 2.95% to 3.90%, and a related party loan with a balance of $5.00 million and an interest rate of 8%.  A description of our loans as of December 31, 2019 is provided in Note 8 of our attached financial statements. As of December 31, 2019, we are scheduled to repay approximately $17.54 million of the above bank loans in 2020, including the $5.0 million related party loan.

Our loan agreements contain covenants.
Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender's prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio ("loan-to-value" ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2019, we were not in default of any credit facility covenant.
Shelf Registration
On December 19, 2016, the SEC declared effective our shelf registration statement on Form F-3 pursuant to which we registered common shares, preferred shares, debt securities, warrants and units up to a total dollar amount of $400,000,000 (about $5.70 million of which were used under our ATM offering), to be sold by the Company, as well as 715,422 common shares to be sold by certain selling shareholders.
On March 12, 2020, we filed with the SEC a shelf registration statement on Form F-3 and filed an amendment thereto on March 27, 2020.  The shelf registration statement, if declared effective, will give us the ability to offer and sell, within a three year period, up to $400,000,000 of our securities, consisting of common shares, preferred shares, debt securities, warrants and units, as well as 2,369,950 common shares that were previously acquired in private transactions or in the open market or which are issuable upon conversion of the Series B Preferred Shares or any convertible notes into which the Series B Preferred Shares may convert.
Capital Expenditures
We make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.
In 2010, we entered into our Euromar joint venture with two private equity firms. The Company had not provided any guarantees to Euromar beyond its capital already invested or funds put in escrow. None of the loans entered into by Euromar had any recourse to the Company. On September 7, 2017, Euroseas became the sole owner of Euromar at a nominal price of $1. The Company acquired the 85.714% interest in Euromar it did not already own and Euromar became a wholly-owned subsidiary of the Company. As of December 31, 2017, all vessels of Euromar were sold with the consent of Euromar's lenders; all proceeds from such sales and any funds in excess of other liabilities were applied towards the indebtedness of Euromar with any excess indebtedness written off; Euromar was released from all its corporate guarantees to its lenders.

In June 2017 we took delivery of the feeder containership M/V "EM Astoria" for $4.75 million. In September 2017 we took delivery of the feeder containership M/V "EM Athens" for $4.2 million. In October 2017 we took delivery of the feeder containership M/V "EM Oinousses" for $4.3 million and the feeder containership M/V "EM Corfu" for $5.7 million. In December 2017 we took delivery of the intermediate containership M/V "Akinada Bridge" for $11.1 million. All these five containerships were purchased from Euromar for $29.85 million.
In August 2019 we took delivery of four feeder containerships, the M/V "Diamantis P", M/V "EM Hydra", M/V "EM Spetses", and M/V "EM Kea", owned by affiliates of the Pittas family including the Company's CEO, for a total of $28.2 million. The consideration towards the feeder vessels included a cash payment of $15.0 million, financed by two bank loans, and the issuance of 2,816,902 shares of common stock to the sellers. In November 2019, we took delivery of four intermediate size containerships, the M/V "Synergy Busan", M/V "Synergy Antwerp", M/V "Synergy Oakland" and M/V "Synergy Keelung", for a cost of approximately $40 million. The acquisition was financed by bank debt of $32.0 million, existing funds of the Company and $6.0 million raised in private placements.
We currently have six vessels scheduled for drydocking over the next 12 months. We may face delays in performing these drydocks or special surveys due to the effects of the Coronavirus, particularly if travel restrictions persist (refer to section above "B. Liquidity and Capital Resources – Cash Flows" for a discussion of how we plan to cover our working capital requirements and capital commitments).
Dividends
In, 2017, 2018 and 2019, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets.
Within 2017 and 2018, the Company declared eight consecutive quarterly dividends on its Series B Preferred Shares, amounting to $1.81 million in 2017 and $1.34 million in 2018, all of which were paid in-kind. Within 2019, the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 10, 2019, we redeemed $11.7 million of the Series B Preferred Shares, with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date it will be increased to 14% per annum. From January 29, 2019 to June 11, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum.
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
The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of April 15, 2020, the capacity of the fully cellular worldwide container vessel fleet was approximately 23.0 million teu with approximately 2.35 million teu, or, about 10.22% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feeder, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  Continued weakness of containership charter rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35-year record. In 2017 scrapping reached 398,610 teu, while in 2018, scrapping rates declined year on year reaching 119,910 teu. In 2019, the scrapping rate increased, reaching 182,560 teu. So far in 2020, there have been 29,570 teu of containerships that have been scrapped.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 15, 2020, approximately 47% of our ship capacity days in remainder of 2020 and approximately 5% of our ship capacity days in 2021, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

On March 11, 2020, the World Health Organization declared the Coronavirus outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe economic growth and trade disruptions. Preliminary estimates of industry analysts have containerized trade declining in excess of 10% in 2020 with a similar rebound in 2021.  At the same time, the increased uncertainty may cause restrain in placing orders for the construction of new vessels or may cause increase scrapping of existing vessels resulting in lower growth or even decline in the available number of container vessels; this, in turn, might create tight market conditions when containerized trade increases again. The extent to which the Coronavirus will impact economic growth, consumption patterns, containerized trade and the supply of vessels and, consequently, the Company's results of operations and financial condition is highly uncertain and cannot be predicted at this time.

E.	Off-balance Sheet Arrangements
As of December 31, 2019, we did not have any off-balance sheet arrangements.
F.	Tabular Disclosure of Contractual Obligations
Contractual Obligations and Commitments
Contractual obligations are set forth in the following table as of December 31, 2019:

In U.S. dollars	Total	Less Than	One to Three Years	Three to	More Than Five Years
		One Year		Five Years
Long-term bank loans	$85,207,220	$12,541,840	$38,665,380	$34,000,000	-
Related party loan	$5,000,000	$5,000,000	-	-	-
Interest Payments (1)	$10,093,000	$4,425,000	$4,877,000	$791,000	-
Vessel Management fees (2)	$15,516,488	$5,131,034	$10,385,454
Other Management fees (3)	$6,120,800	$2,000,000	$4,120,800
Total	$121,937,508	$29,097,874	$58,048,634	$34,791,000
(1) Assuming the amortization of the loans as of December 31, 2019 described above, each loan's interest rate margin over LIBOR and average LIBOR rates of about 1.61%, 1.21%, 1.21%, 1.41% and 1.81% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2019. This also includes our obligation to make payments required as of December 31, 2019 under our related party loan, with an interest rate of 8% per annum.
(2) Refers to our obligation for management fees under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2019 and expiring on January 1, 2023.  The management fees have been computed for 2020 based on the agreed rate of 685 Euros per day per vessel (approximately $767). For the years after 2020, we have assumed an annual increase in the rate of 2% for inflation. We assumed a rate of 1.12 in the US dollar to Euro exchange rate. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no longer bear obligations.
(3) Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1st. From January 1, 2021 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on January 1, 2023.
G. Safe Harbor
See "Forward-Looking Statements" at the beginning of this annual report.
Item 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management
The following sets forth the name and position of each of our directors and executive officers.
Name	Age	Position
Aristides J. Pittas	60	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	60	CFO and Treasurer; Class A Director
Aristides P. Pittas	68	Vice Chairman; Class A Director
Stephania Karmiri	52	Secretary
Panagiotis Kyriakopoulos	59	Class B Director
Christian Donohue	52	Director
Andreas Papathomas	68	Director
George Taniskidis	59	Class C Director
Apostolos Tamvakakis	62	Class C Director
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
Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV) and BoD member of Digea S.A.  He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.
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
Christian Donohue has been a member of the Board of Directors of Euroseas since December 7, 2017.  Mr. Donohue has also been a member of the Board of Directors of EuroDry Ltd. since May 30, 2018. Mr. Donohue was initially appointed to the Board of Directors pursuant to the provisions of the Statement of Designation of our Series B Preferred Shares, and on July 29, 2019 was appointed as a Director.  Mr. Donohue is a Managing Director at BlackRock, and he held the same position at Tennenbaum Capital Partners before Tennenbaum Capital Partners was acquired by BlackRock in 2018.

Andreas Papathomas has been a member of the Board of Directors since November 8, 2019. Mr Papathomas' background is in international business and shipping. He read Economics at Gonville & Caius College, Cambridge and undertook post-graduate studies in international economics in Geneva, following which he joined his late father's shipping business, now called the Synergy Group, where he is currently Chairman. He has successfully run the Synergy Group since 1980 and, over the years, has been involved in all aspects of shipping, including chartering, international trade, sale & purchase, financing and operations.
Family Relationships
Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.
B.	Compensation
Executive Compensation
We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. During 2016 and 2017, under this Master Management Agreement, as amended, we paid Eurobulk $2,000,000 each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor. Following the spin-off, with effect May 30, 2018, the executive services fee we pay to Eurobulk each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, was adjusted to $1,250,000. On November 15, 2019, the Company signed an addendum adjusting the fixed annual executive compensation to $2,000,000 to compensate Eurobulk Ltd. for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019.
Director Compensation
Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common stock receive no compensation for serving on our Board of Directors or its committees.
Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common stock receive the following compensation: an annual retainer of $7,500, plus $1,875 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,750 if serving as Chairman of the Audit Committee. They also participate in the Company's Equity Incentive Plan.
All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.
Equity Incentive Plan
In May 2018, our Board of Directors approved a new equity incentive plan (the "2018 Equity Incentive Plan") to replace the 2014 Equity Incentive Plan. The 2018 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 75,000 shares over 10 years after the 2018 Equity Incentive Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2018 Equity Incentive Plan.  Awards may be made under the 2018 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares.
On November 2, 2017, an award of 12,534 non-vested restricted shares, was made to 18 key persons, comprising directors and officers of the Company and key employees of Eurobulk of which 50% vested on July 1, 2018 and 50% vested on July 1, 2019; awards to officers and directors amounted to 7,213 shares and the remaining 5,321 shares were awarded to employees of Eurobulk  On November 21, 2018, an award of 15,681 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% will vest on November 16, 2020; awards to officers and directors amounted to 9,021 shares and the remaining 6,660 shares were awarded to employees of Eurobulk. On November 4, 2019, an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% will vest on July 1, 2020 and 50% will vest on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk.
C. Board Practices
The current term of our Class A directors expires in 2020, the term of our Class B director expires in 2021 and the term of our Class C directors expires in 2022.
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
Code of Ethics
We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under "Corporate Governance." We intend to disclose any waivers of the code of ethics on our website under "Corporate Governance."
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

•
In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.

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

•	The Board of Directors adopted a new Equity Incentive Plan in February 2018. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.
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

D. Employees
We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2019, approximately 152 officers and 266 crew members served on board the vessels in our fleet.
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
Options
No options were granted during the fiscal year ended December 31, 2019. There are currently no options outstanding to acquire any of our shares.
Warrants
We do not currently have any outstanding warrants.
Item 7.	Major Shareholders and Related Party Transactions
A.	Major Stockholders
The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 15, 2020 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.
Name of Beneficial Owner (1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of common Stock (17)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (18)	Percent of Voting of Series B Preferred Shares (18)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Containers Trinity Shareholders Ltd. (2)	2,171,479	38.8%	-	-	-	35.5%
Eurobulk Marine Holdings Inc. (3)	531,614	9.5%	-	-	-	8.7%
Synergy Holdings Limited (4)	528,169	9.4%	-	-	-	8.6%
Friends Investment Company Inc. (5)	503,303	9.0%	-	-	-	8.2%
Diamantis Shareholders Ltd (6)	243,451	4.3%	-	-	-	4.0%
Family United Navigation Co	87,842	1.6%	-	-		1.4%
Tennenbaum Opportunities Fund V, LP (7, 8)	76,050	1.4%	-	-	-	1.2%
Tennenbaum Opportunities Partners V, LLC (7, 8)	36,450	0.7%	4,345	54.3%	278,526	5.2%
Preferred Friends Investment Company Inc (8)	-	-	3,655	45.7%	234,295	3.8%
Aristides J Pittas(9)	12,504	*	-	-	-	*
Anastasios Aslidis (10)	10,775	*	-	-	-	*
Panagiotis Kyriakopoulos (11)	4,220	*	-	-	-	*

Aristides P Pittas (12)	2,598	*	-	-	-	*
Apostolos Tamvakakis (13)	1,742	*	-	-	-	*
George Taniskidis (14)	562	*	-	-	-	*
Christian Donohue	-	*	-	-	-	*
Andreas Papathomas	-	*	-	-	-	*
Stephania Karmiri (15)	-	*	-	-	-	*
Symeon Pariaros (16)	562	*	-	-	-	*
All directors and officers and 5% owners as a group	4,236,197	75.6%	8,000	100.0%	512,821	77.7%

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

(2)
Represents 2,171,479 shares of common stock held of record by Containers Trinity Shareholders Ltd. ("CTS"). A majority of the shareholders of CTS are members of the Pittas family. Investment power and voting control by CTS resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CTS may be taken by a majority of the members on its Board of Directors.

(3)
Represents 528,169 shares of common stock held of record by Eurobulk Marine Holdings Inc. ("EMH"). A majority of the shareholders of EMH are members of the Pittas family. Investment power and voting control by EMH resides in its Board of Directors which consists of three directors, a majority of whom are members of the Pittas family. Actions by EMH may be taken by a majority of the members on its Board of Directors.

(4)
Represents 528,169 shares of common stock held of record by Synergy Holdings Ltd. ("SHL"). SHL is indirectly controlled by a trust (under which Andreas Papathomas is a beneficiary) which may be deemed to have beneficial ownership of shares beneficially owned by SHL.  Mr. Papathomas is a director of the Company.

(5)
Represents 531,614 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(6)
Represents 243,451 shares of common stock held of record by Diamantis Shareholders Ltd. ("DSL"). A majority of the shareholders of DSL are members of the Pittas family. Investment power and voting control by DSL resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by DSL may be taken by a majority of the members on its Board of Directors.

(7)
Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the Common Shares and Series B Preferred Shares of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold (a) 112,500 shares of common stock and (b) Series B Preferred Shares that are convertible into 278,526 shares of common stock.

(8)
Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(9)
Does not include 1,004,507 shares of common stock held of record by CTS, EMH, Friends and DSL by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,041 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Includes 1,750 shares vesting on July 1, 2020, 1,741 shares of common stock vesting on November 16, 2020 and 1,750 shares vesting on July 1, 2021.
(10)
Does not include 20,344 shares of common stock held of record by CTS and DSL by virtue of ownership interest in above entities by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,188 shares vesting on July 1, 2020, 1,182 shares of common stock vesting on November 16, 2020 and 1,188 shares vesting on July 1, 2021.

(11)	Includes 188 shares vesting on July 1, 2020, 186 shares of common stock vesting on November 16, 2020 and 188 shares vesting on July 1, 2021.
(12)
Does not include 279,640 shares of common stock held of record by CTS, EMH, Friends, DSL and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 24 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas and members of his family. Includes 482 shares vesting on July 1, 2020, 475 shares of common stock vesting on November 16, 2020 and 482 shares vesting on July 1, 2021.

(13)	Includes 188 shares vesting on July 1, 2020, 186 shares of common stock vesting on November 16, 2020 and 188 shares vesting on July 1, 2021.
(14)
Does not include 45,264 shares held of record by Friends, by virtue of Mr. Taniskidis' ownership in CTS, Friends and DSL. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 96 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Taniskidis. Includes 188 shares vesting on July 1, 2020, 186 shares of common stock vesting on November 16, 2020 and 188 shares vesting on July 1, 2021.

(15)
Does not include 67 shares of common stock held of record by Friends, by virtue of Mrs. Karmiri's ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(16)	Includes 188 shares vesting on July 1, 2020, 186 shares of common stock vesting on November 16, 2020 and 188 shares vesting on July 1, 2021.
(17)	Voting stock includes 23,299 unvested shares for a total of 5,600,259 issued and outstanding shares of the Company as of April 15, 2020.
(18)	As of April 15, 2020, Series B Preferred Shares vote on an as-converted basis weighted by 50%.
B.	Related Party Transactions

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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2018 and its term was extended until January 1, 2023. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the preceding termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement. During 2017, under the Master Management Agreement, as amended, we paid Eurobulk a fixed cost of $2,000,000 annually, which is adjusted for a per ship per day cost of 685 Euros (or about $768 based on $1.12/Euro exchange rate) and also adjusted annually for inflation in the Eurozone every January 1st (there was no inflation adjustment on January 1, 2018 or 2019, as the inflation rate was not positive), reflecting a 5% discount if the number of vessels wholly or partially owned by Euroseas and managed by Eurobulk is more than 20, which has been the case from January 1, 2012 to December 2017 as the total number of vessels owned by us (including the vessels owned by Euromar) was greater than 20. In absence of this discount, the cost per ship per day would have been 720 Euros.  This cost would have been reduced by half (342.5 Euros per vessel per day, or 360 Euros per vessel per day as appropriate) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. Under the amended and restated Master Management Agreement, as of January 1, 2018, the volume discount has been permanently incorporated into the daily management fee, which remained 685 Euros in 2018 and 2019 and will be annually adjusted for Eurozone inflation. As of May 30, 2018, the fixed annual cost was adjusted to $1,250,000. For the year 2018, the fixed annual cost was calculated at $2,000,000 pro-rated for the period from January 1, 2018 until May 29, 2018 and $1,250,000 thereafter for the period from May 30, 2018 until December 31, 2018 for a total amount of $1,561,126. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk Ltd. for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019 for a total amount of $1,344,250.
Eurobulk has received fees for management and executive compensation expenses of $3,939,113, $5,097,220 and $5,015,585 during 2017, 2018 and 2019, respectively.
We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2019, Eurochart received: nil for vessel sales, as there were none in 2019, and $493,341 for chartering services calculated as 1.25% of chartering revenues. During 2018, Eurochart received commissions of $64,500 for vessel sales and chartering commissions of $453,361.
Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and pay a commission on insurance premiums not exceeding 5%, respectively.

In August 2019, we took delivery of four feeder containerships, the M/V "Diamantis P", M/V "EM Hydra", M/V "EM Spetses", and M/V "EM Kea", owned by affiliates of the Pittas family, controlled by the Company's CEO for $28.2 million. The consideration towards the feeder vessels included a cash payment of $15.0 million, financed by two bank loans, and issuance of 2,816,902 shares of common stock to the sellers. The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors.

On September 30, 2019, we reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with our CEO, to draw a $2.5 million loan to finance the special survey and water ballast treatment plant installation on M/V "Akinada Bridge". The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. The loan is payable in four repayment installments of a principal amount of $625,000 each. The first repayment installment will be due on May 15, 2020 and the remaining three installments will be paid on a quarterly basis thereafter and the loan will be paid in full by November 2020. Under certain circumstances, the Company can pay principal in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. We paid $51,111 on interest for this loan for the fiscal year 2019.

On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. Interest on the loan is 8% per annum and is payable quarterly. There are no principal repayments until December 31, 2020, when the loan matures. Under certain circumstances, the Company can pay principal in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. We paid $33,333 on interest for this loan for the fiscal year 2019.

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
A.	Consolidated Statements and Other Financial Information
See Item 18.
Legal Proceedings
As of April 15, 2020, a subsidiary of the Company, Alterwall Business Inc. (the owner of M/V "Ninos"), is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the supplier, which had time-chartered the vessel from the Company, went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within Restricted Cash. The legal proceedings are ongoing.  Although the Company believes it will be successful in its claim, it has made a provision of $0.15 million in 2016 for any costs that may be incurred.

To our knowledge, there are no other material legal proceedings to which we are a party or to which any of our properties are subject, other than routine litigation incidental to our business. In our opinion, the disposition of these lawsuits should not have a material impact on our consolidated results of operations, financial position or cash flows.

Dividend Policy
We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $1.20 per share (adjusted for the 1-for-10 reverse stock split effected on July 23, 2015 and the 1-for-8 reverse stock split effected on December 18, 2019) was declared in August 2013. The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.
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
The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 10, 2019, the Board of Directors agreed to redeem approximately $11.7 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date it will increase to 14% per annum, payable only in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum. Cash dividends are declared at each quarter and actual payments are made within the following quarter. In addition, if a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $15.58 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date, i.e. January 29, 2019. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events. For each of the years ended December 31, 2017 and 2018, the Company declared four consecutive dividends totaling $1.81 million and $1.34 million, respectively, all of which were paid in-kind. For the year ended December 31, 2019 the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in cash in the first quarter of 2020. In addition, $0.50 million of preferred deemed dividends were recorded as a result of the redemption of $11.7 million of the Series B Preferred Shares, representing the difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs).

B.	Significant Changes
In January 2020, M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew but the vessel experienced damage. The vessel is currently undergoing evaluation for the type of repairs required and is idle during the evaluations. It is expected that the Company's insurance will cover the majority of the costs.  It is possible that the vessel may be scrapped after the insurance process is completed.
On February 24, 2020, we signed a contract to sell M/V "Manolis P", a 1,452 teu vessel, built in 1995 for scrap. The vessel reached her destination port on April 7, 2020, but so far has not been delivered to the buyers due to Coronavirus restrictions and port lockdowns in the territory of arrival (Alang, India). The scrap price has dropped since the date of the agreement to sell the M/V Manolis P, and the buyers are now seeking to terminate the agreement on the basis that timely delivery did not occur.  We are in the process of seeking a settlement with the buyers.

In April 2020, we entered into one interest rate swap with Eurobank for a notional amount of $30.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company's loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the notional amount. The swap is effective from April 24, 2020 until April 24, 2025.

No other significant events occurred after December 31, 2019.

Item 9.	The Offer and Listing
A.	Offer and Listing Details

The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015.

B.	Plan of Distribution
Not Applicable.
C.	Markets
The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015.  Our shares began trading on the Nasdaq Global Market on January 31, 2007 and on the Nasdaq Global Select Market on January 1, 2008, and have traded on the Nasdaq Capital Market since June 26, 2015.  Prior thereto, our shares traded on the OTCBB under the symbol "ESEAF.OB" until October 5, 2006 and then under the symbol "EUSEF.OB" until January 30, 2007.
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
Common Stock

As of April 15, 2020, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 5,600,259 shares issued and outstanding (taking into effect the 1-for-8 reverse stock split). Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of April 15, 2020, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 8,000 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).
At the spin-off date Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, i.e., $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in kind. Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry's Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.
The Series B Preferred Shares paid dividends quarterly in arrears in-kind until January 29, 2019 at a rate 5% per annum. The first payment of interest was on March 31, 2014. The dividend rate was set to increase to 12% for the two years following January 29, 2019 and to 14% thereafter, payable only in cash. Cash dividends are declared at each quarter and actual payments are made within the following quarter. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met.  Each Series B Preferred Share is convertible into common stock at an initial conversion price of $15.58 (subject to adjustment, including upon a default). Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.
On June 10, 2019, the Company redeemed $11.7 million of value of its outstanding Series B Preferred Shares with a simultaneous reduction of the annual dividend rate to 8% for the $8 million value of preferred shares remaining outstanding until January 29, 2021. After this date, the annual dividend rate will increase to 14%, and will be payable in cash. From January 29, 2019 to June 11, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum.
Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions including authorizing, creating or issuing any class or series of capital stock that runs senior or in parity with the Series B Preferred Shares, engaging in certain transactions with affiliates or engaging in transactions that increase the leverage of the Company more than a certain level. However, following the partial redemption on June 10, 2019 mentioned above, the holders' of Series B Preferred Shares right to appoint a director and consent rights terminated. Christian Donohue, who was initially appointed as Director by the holders of the Series B Preferred Shares, was appointed to serve as a Director by the Board of Directors in July 2019. In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.
The rights and privileges of the Series B Preferred Shares are set forth in the Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of the Series B Convertible Preferred Shares, a copy of which is included as Exhibit 4.28 hereto and is incorporated by reference herein.

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
Election and Removal of Directors
Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws, as amended, also provide that our directors may be removed only for cause and by either action of the Board of Directors or the affirmative vote of the holders of 51% of the issued and outstanding voting shares of the Corporation. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
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
Shareholders' Rights Plan
On May 10, 2019, we adopted a shareholder rights agreement effective as of May 27, 2019 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series C Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2019. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $3.00, subject to adjustment. The rights will expire on the earliest of (i) May 31, 2029 or (ii) redemption or exchange of the rights. The shareholder rights agreement was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the shareholder rights agreement should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. This shareholder rights agreement replaced our existing, substantially similar shareholder rights agreement which expired on May 27, 2019.
C.	Material Contracts
We have a number of credit facilities with commercial banks and related party loans. For a discussion of our facilities, please see the section of this annual report entitled "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing", and Note 8 of our attached financial statements.
We are a party to a registration rights agreement with Friends. For a discussion of these agreements, please see the section of this annual report entitled "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions." Furthermore, we are a party to a registration rights agreement with Synergy Holdings Limited, TCP and a registration obligation agreement with two funds managed by TCP. For a discussion of these agreements, please see the section of this annual report entitled "Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline."
We are also a party to an agreement with Synergy Holdings Limited which specifies that if the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers' Association) (the "Index Value") is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, we shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company's common shares calculated on November 16, 2020 at 4:00 p.m. New York time.
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

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2019, each grants an "equivalent exemption" to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.
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
The Treasury Regulations also require that our stock be "regularly traded" on an established securities market.  Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for most of the 2019 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2019 taxable year.
It is further required that with respect to each class of stock relied upon to meet the Listing Threshold, (i) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, or the Trading Frequency Test; and (ii) the aggregate number of shares of such class of stock traded on such market during the taxable year is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year, or the Trading Volume Test. The Company currently satisfies and anticipates that it will continue to satisfy the Trading Frequency Test and Trading Volume Test. Even if this were not the case, the Treasury Regulations provide that the Trading Frequency Test and Trading Volume Tests will be deemed satisfied if, as is the case with our common shares, such class of stock is traded on an established securities market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of stock will not be considered to be "regularly traded" on an established securities market for any taxable year during which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "5% Override Rule."
For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common shares, or 5% Shareholders, the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the SEC, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.
In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common shares for more than half the number of days during the taxable year.  In order to benefit from this exception to the 5% Override Rule, the Company must satisfy certain substantiation requirements in regards to the identity of its 5% Shareholders.
We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2019 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2019 U.S. federal income tax returns.
Taxation in Absence of Exemption
To the extent that the benefits of Section 883 are unavailable for any taxable year, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.
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

We do not currently have, intend to have, or permit circumstances that would result in our having, any vessel sailing to or from the United States on a regularly scheduled basis.  Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our United States source shipping income will be "effectively connected" with the conduct of a United States trade or business for any taxable year.
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
This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an "applicable financial statement" and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions
Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder's holding period in our common stock, then such U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election". As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.
In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.
U.S. Holders Making a Timely QEF Election
A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder.  Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock).  Distributions received from us by an Electing Holder are excluded from the Electing Holder's gross income to the extent of the Electing Holder's prior inclusions of our ordinary earnings and net capital gain. The Electing Holder's tax basis in his common stock would be increased by any amount included in the Electing Holder's income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder's tax basis in the common stock.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.
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
Interest Rate Fluctuation Risk
The international containership shipping industry is capital-intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR.
We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swap as of December 31, 2019 and 2018 was nil and $10 million, respectively. The swap has specified rates and duration. Refer to the table in Note 14 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2019 and December 31, 2018. Our swap contract expired in May 2019.
As at December 31, 2019, we had $85.21 million of floating rate debt outstanding with margins over LIBOR ranging from 2.95% to 3.90%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decreased our cash flows in the twelve-month period ended December 31, 2019 by approximately $482,074 assuming the same debt profile throughout the year.
The following table sets forth the sensitivity of our loans as of December 31, 2019 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our floating rate loans will increase.

Year Ended December 31,	Amount in $ (floating rate loans)
2020	787,113
2021	648,945
2022	385,194
2023	200,938
2024 and thereafter	-

Inflation Risk
The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.
Foreign Exchange Rate Risk
The international containership shipping industry's functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incur approximately 25% of our vessel operating expenses and drydocking expenses (excluding depreciation and other operating income) in 2019 in currencies other than U.S. dollars. Comparatively, in 2018 approximately 25% of our vessel operating expenses and drydocking expenses (excluding depreciation and other operating income) were in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 6% in 2019) are mainly in Euros and some other currencies. As of December 31, 2019, approximately 33% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2019 was $2,024, and for the year ended December 31, 2018 we had a net foreign exchange gain of $13,963.
A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2019, would have increased our operating expenses by approximately $0.68 million and the fair value of our outstanding trade accounts payable by approximately $0.1 million.

Item 12.	Description of Securities Other than Equity Securities
Not Applicable.

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
On May 10, 2019, we adopted a shareholder rights agreement effective as of May 27, 2019 and declared a dividend distribution of one preferred stock purchase right to purchase one one-thousandth of our Series C Participating Preferred Stock for each outstanding share of our common stock, to shareholders of record at the close of business on May 27, 2019. Each right entitles the registered holder, upon the occurrence of certain events, to purchase from us one one-thousandth of a share of Series C Participating Preferred Stock at an exercise price of $3.00, subject to adjustment. The rights will expire on the earliest of (i) May 31, 2029 or (ii) redemption or exchange of the rights. The shareholder rights agreement was designed to enable us to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. We believe that the shareholder rights agreement should enhance the board of directors' negotiating power on behalf of shareholders in the event of a coercive offer or proposal. We are not currently aware of any such offers or proposals and we adopted the plan as a matter of prudent corporate governance. This shareholder rights agreement replaced our existing, substantially similar shareholder rights agreement which expired on May 27, 2019.

Item 15.	Controls and Procedures
(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company's management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2019. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2019, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2019. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2019.

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

Item 16C. Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:
	2018 (dollars in thousands)	2019 (dollars in thousands)
Audit Fees	$288	$197
Audit-Related Fees	_	_
Tax Fees	_	_
All Other Fes	_	_
Total	$288	$197

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
The financial statements set forth on pages F-1 through F-60, together with the report of independent registered public accounting firm, are filed as part of this annual report.
Item 19.	Exhibits
1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(8)
1.2	Bylaws of Euroseas Ltd.(7)
1.3	Amendment to Bylaws of Euroseas Ltd.(7)
2.1	Specimen Common Stock Certificate(5)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
2.7	Form of Subscription Rights Certificate(9)
2.8
Registration Obligation Agreement by and among Euroseas Ltd., Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC dated December 14, 2016 (previously filed as Exhibit 2.8 to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 7, 2017 and incorporated by reference herein)

4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008(4)
4.6	Addendum No. 1 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009(6)
4.7	Form of Right of First Refusal(3)
4.8	Form of Advisory Agreement(3)
4.9	Form of Senior Security Debt Indenture(5)
4.10	Form of Subordinated Debt Security Indenture(5)
4.11
Amendment to Registration Rights Agreement, dated as of March 14, 2014 to the Registration Rights Agreement, dated as of January 26, 2014, as amended by and among Euroseas Ltd., Tennenbaum Opportunities Fund VI, LLC, and Friends Investment Company, Inc. (previously filed as Exhibit 99.4 on Form 6-K (File No. 001-33283) on March 18, 2014 and incorporated by reference herein)

4.12	Specimen Certificate for the Series B Preferred Shares (previously filed as Exhibit 99.3 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)
4.13
Form of Securities Purchase Agreement in connection with the sale of the Series B Preferred Shares (previously filed as Exhibit 99.4 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)

4.14
Form of Registration Rights Agreement in connection with the sale of the Series B Preferred Shares (previously filed as Exhibit 99.5 on Form 6-K (File No. 001-33283) on January 29, 2014 and incorporated by reference herein)

4.15	Addendum No. 10 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of November 15, 2019
4.16	Loan Agreement between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as arranger, relating to a revolving credit facility of up to US$45,000,000 dated November 21, 2018(10)
4.17	Supplemental Letter to the Facility Agreement of up to US$45,000,000 between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as the bank, dated May 30, 2019
4.18	Loan Agreement between Diamantis Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$4,000,000 dated July 29, 2019
4.19
Secured Loan Agreement between Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd., as borrowers, and HSBC Bank PLC, as lender, for a secured loan of US$12,500,000 dated July 30, 2019

4.20
Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as borrowers, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$32,000,000 dated November 8, 2019

4.21	Letter Agreement between Euroseas Ltd. and Synergy Holdings Limited relating to the Synergy Vessel Acquisition dated November 7, 2019
4.22	Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated September 30, 2019
4.23	First Supplemental Agreement relating to a Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated December 20, 2019
4.24	Second Supplemental Agreement relating to a Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated March 30, 2020
4.25	Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated November 1, 2019
4.26	Euroseas Ltd. 2018 Equity Incentive Plan(10)
4.27	Form of Stockholders Rights Agreement dated May 27, 2019(11)
4.28	Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd.(12)
4.29	Registration Rights Agreement between Euroseas Ltd. and Synergy Holdings Limited dated November 7, 2019
4.30	Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated October 30, 2018
4.31	Interest Rate Swap Agreement between Euroseas and Eurobank SA/Athens dated April 16, 2020
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

____________

*
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company's Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(4)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(5)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-152089) on July 2, 2008.
(6)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(7)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(9)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 25, 2012.
(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.
(11)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on May 28, 2019.
(12)	Filed as an Exhibit to the Company's Form 6-K (File No. 001-33283) on March 5, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment to its annual report on its behalf.
EUROSEAS LTD. (Registrant)

By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 30, 2020

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroseas Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
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
April 30, 2020

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2018 and 2019
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2018	2019
Assets
Current assets
Cash and cash equivalents		6,960,258	985,418
Restricted cash	8	117,063	610,376
Trade accounts receivable, net		958,705	715,097
Other receivables		2,031,415	1,570,506
Inventories	3	1,704,391	1,889,164
Prepaid expenses		222,336	526,531
Total current assets		11,994,168	6,297,092

Long-term assets
Vessels, net	4	48,826,128	116,230,333
Restricted cash	8	6,134,267	4,334,267
Total assets		66,954,563	126,861,692

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	4,870,241	12,295,320
Related party loan, current	7, 8	-	5,000,000
Trade accounts payable		2,288,525	3,899,967
Accrued expenses	5	1,301,805	1,725,321
Accrued preferred dividends		-	161,315
Deferred revenues		417,634	973,774
Due to related company	7	2,672,895	795,562
Derivatives	14, 16	41,435	-
Total current liabilities		11,592,535	24,851,259

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2017 and 2018
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2018	December 31, 2019

Long-term liabilities
Long-term bank loans, net of current portion	8	31,716,549	72,187,785
Vessel profit participation liability	8	1,067,500	-
Fair value of below market time charters acquired	6	-	1,714,370
Total long-term liabilities		32,784,049	73,902,155
Total liabilities		44,376,584	98,753,414
Commitments and contingencies	10
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 19,605 and 8,000 issued and outstanding, respectively)	15	18,757,361	7,654,577
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 1,564,456 and 5,600,259 issued and outstanding)	18	46,934	168,008
Additional paid-in capital		233,996,669	253,967,708
Accumulated deficit		(230,222,985)	(233,682,015)
Total shareholders’ equity		3,820,618	20,453,701
Total liabilities, mezzanine equity and shareholders’ equity		66,954,563	126,861,692

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2017, 2018 and 2019
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2017	2018	2019
Revenues
Time charter revenue		24,278,048	36,062,202	41,769,278
Voyage charter revenue		559,319	206,682	-
Related party management fee income		240,000	-	-
Commissions (including $310,467, $453,361 and $493,341, respectively, to related party)	7	(1,318,248)	(1,844,147)	(1,745,599)
Net revenue, continuing operations		23,759,119	34,424,737	40,023,679
Operating expenses
Voyage expenses	13	1,564,489	1,261,088	1,055,408
Vessel operating expenses (including $190,723, $256,069 and $249,081, respectively, to related party)	7, 13	15,019,342	19,986,170	23,983,282
Other operating income		(499,103)	-	-
Dry-docking expenses		571,291	2,774,924	2,714,662
Vessel depreciation	4	3,585,965	3,305,951	4,178,886
Related party management fees	7	2,632,637	3,536,094	3,671,335
General and administrative expenses (including $1,306,476, $1,561,126 and $1,344,250, respectively, to related party)	7, 11	2,502,203	2,565,502	2,444,495
Net gain on sale of vessels (including $70,640, $64,500 and $0, respectively, to related party)	4, 7	(803,811)	(1,340,952)	-
Loss on write-down of vessels held for sale	4, 7	4,595,819	-	-
Total operating expenses, continuing operations		29,168,832	32,088,777	38,048,068
Operating (loss) / income, continuing operations		(5,409,713)	2,335,960	1,975,611
Other income/(expenses)
Interest and other financing costs (including $0, $0 and $84,444, respectively, to related party)	7,8	(1,554,695)	(3,050,768)	(3,424,969)
Loss on debt extinguishment	8	-	-	(328,291)
Gain / (loss) on derivatives, net	14	12,389	(44,343)	(2,885)
Foreign exchange (loss) / gain		(30,214)	13,963	2,024
Interest income		37,972	81,792	95,839
Other expenses, net, continuing operations		(1,534,548)	(2,999,356)	(3,658,282)
Net loss, continuing operations		(6,944,261)	(663,396)	(1,682,671)
Dividends to Series B preferred shares	15	(1,808,811)	(1,335,733)	(1,271,782)
Preferred deemed dividend		-	-	(504,577)
Net loss attributable to common shareholders, continuing operations		(8,753,072)	(1,999,129)	(3,459,030)
Net income attributable to common shareholders, discontinued operations	17	849,701	554,506	-
Net loss attributable to common shareholders		(7,903,371)	(1,444,623)	(3,459,030)
Weighted average number of shares outstanding during the year, basic and diluted	12	1,383,440	1,414,775	2,861,928
Loss per share attributable to common shareholders - basic and diluted, continuing operations	12	(6.33)	(1.41)	(1.21)
Earnings per share attributable to common shareholders - basic and diluted, discontinued operations		0.61	0.39	-
Loss per share attributable to common shareholders - basic and diluted,	12	(5.72)	(1.02)	(1.21)

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2017, 2018 and 2019
(All amounts, except share data, expressed in U.S. Dollars)

	Number Of Shares Outstanding(*)	Common Stock Amount(*)	Additional Paid - in Capital(*)	Accumulated Deficit	Total
Balance January 1, 2017	1,359,514	40,785	284,043,237	(229,977,258)	54,106,764
Net loss	-	-	-	(6,094,560)	(6,094,560)
Dividends to Series B preferred shares	-	-	-	(1,808,811)	(1,808,811)
Issuance of shares sold at the market (ATM), net of issuance costs	37,723	1,133	373,110	-	374,243
Issuance of restricted shares for stock incentive award and share-based compensation	12,534	376	116,186	-	116,562
Shares forfeited	(505)	(15)	15	-	-
Balance December 31, 2017	1,409,266	42,279	284,532,548	(237,880,629)	46,694,198
Net loss	-	-	-	(663,396)	(663,396)
Dividends to Series B preferred shares	-	-	-	(1,335,733)	(1,335,733)
Spin-off of EuroDry Ltd. to stockholders	-	-	(52,520,821)	9,656,773	(42,864,048)
Issuance of shares sold at the market (ATM), net of issuance costs	139,509	4,185	1,860,925	-	1,865,110
Issuance of restricted shares for stock incentive award and share-based compensation	15,681	470	124,017	-	124,487
Balance December 31, 2018	1,564,456	46,934	233,996,669	(230,222,985)	3,820,618
Net loss	-	-	-	(1,682,671)	(1,682,671)
Dividends to Series B preferred shares	-	-	-	(1,271,782)	(1,271,782)
Preferred deemed dividend	-	-	-	(504,577)	(504,577)
Issuance of shares sold at the market (ATM), net of issuance costs	144,727	4,342	771,190	-	775,532
Issuance of restricted shares for stock incentive award and share-based compensation	15,444	463	97,456	-	97,919
Shares issued in connection with acquisition of vessels	2,816,901	84,507	13,134,155	-	13,218,662
Issuance of shares through private placement	1,056,338	31,690	5,968,310	-	6,000,000
Rounding of stock split	2,393	72	(72)	-	-
Balance December 31, 2019	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701

(*) Adjusted to reflect the 1-for-8 reverse stock split effected at the close of trading on December 18, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

	2017	2018	2019
Cash flows from operating activities:
Net loss	(6,944,261)	(663,396)	(1,682,671)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Vessel depreciation	3,585,965	3,305,951	4,178,886
Other operating income	(499,103)	-	-
Loss on write-down of vessels held for sale	4,595,819	-	-
Amortization and write off of deferred charges	113,244	321,181	205,590
Amortization of debt discount	60,988	465,507	95,214
Net gain on sale of vessels	(803,811)	(1,340,952)	-
Amortization of fair value of below market time charters acquired	-	-	(857,945)
Share-based compensation	116,562	124,487	97,919
Change in the fair value of derivatives	5,901	(204,647)	(41,435)
Loss on debt extinguishment	-	-	328,291
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(91,604)	(73,210)	243,608
Prepaid expenses	(117,793)	24,703	(304,195)
Other receivables	(210,741)	(1,066,378)	460,909
Inventories	329,244	(511,373)	(184,773)
Increase / (decrease) in:
Due to related company	4,314,415	(2,732,256)	(1,877,333)
Trade accounts payable	197,782	766,052	1,539,553
Accrued expenses	167,016	282,045	482,671
Deferred revenues	233,402	(172,544)	556,140
Net cash provided by / (used in) operating activities of continuing operations	5,053,025	(1,474,830)	3,240,429
Cash flows from investing activities:
Cash paid for capitalized expenses and acquisition of vessels including attached time charter agreements	(30,063,480)	(1,867)	(55,720,226)
Cash released from other investment	4,000,000	-	-
Proceeds from sale of vessels	9,552,260	6,255,735	-
Net cash (used in) / provided by investing activities of continuing operations	(16,511,220)	6,253,868	(55,720,226)

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

(Continued)
	2017	2018	2019
Cash flows from financing activities:
Redemption of Series B preferred shares	-	-	(11,686,000)
Proceeds from issuance of common stock, net of commissions paid	549,495	1,975,110	6,853,101
Investment in subsidiary spun-off	(915,525)	(3,298,356)	-
Due from spun-off subsidiary	639,312	-	-
Preferred dividends paid	-	-	(1,031,827)
Offering expenses paid	(341,072)	(22,488)	(136,724)
Loan arrangement fees paid	(187,637)	(419,863)	(566,500)
Proceeds from long-term bank loans	22,250,000	34,250,000	60,167,680
Repayment of long-term bank loans and vessel profit participation liability	(7,243,915)	(32,349,000)	(13,401,460)
Proceeds from related party loan	-	-	5,000,000
Repayment of related party loan	(2,000,000)	-	-
Net cash provided by financing activities of continuing operations	12,750,658	135,403	45,198,270

Net increase / (decrease) in cash, cash equivalents and restricted cash	1,292,463	4,914,441	(7,281,527)
Cash, cash equivalents and restricted cash at beginning of year	7,004,684	8,297,147	13,211,588
Cash, cash equivalents and restricted cash at end of year, continuing operations	8,297,147	13,211,588	5,930,061
Cash breakdown
Cash and cash equivalents	2,858,927	6,960,258	985,418
Restricted cash, current	1,103,953	117,063	610,376
Restricted cash, long term	4,334,267	6,134,267	4,334,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	8,297,147	13,211,588	5,930,061

Discontinued operations:
Net cash provided by operating activities of discontinued operations	2,910,287	3,970,170	-
Net cash used in investing activities of discontinued operations	(9,635,504)	(29,045,685)	-
Net cash provided by financing activities of discontinued operations	9,283,359	27,928,885	-

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

(Continued)

Supplemental cash flow information Cash paid for interest, net of capitalized expenses	1,174,863	2,475,631	3,100,049
Financing, and investing activities fees:
Loan arrangement fees accrued	74,863	-	-
Offering expenses accrued	12,488	100,000	40,846
Payment-in-kind dividends	1,808,811	1,335,733	78,640
Capital expenditures included in liabilities	-	-	71,890
Accrued preferred dividends	-	-	161,315
Shares issued as consideration for acquisition of vessels	-	-	13,218,662
Preferred shares distributed to EuroDry	-	18,192,131	-

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information

Euroseas Ltd. (the “Company” or “Euroseas”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company.  On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd at that time. In January 2007, the Company pursued a public offering and its common shares started trading on the Nasdaq Capital Market under the ticker symbol “ESEA” on January 31, 2007.

The operations of the vessels are managed by Eurobulk Ltd. (“Eurobulk” or “Management Company” or “Manager”), a corporation controlled by members of the Pittas family.  Eurobulk has an office in Greece located at 4 Messogiou & Evropis Street, Maroussi, Greece. The Manager provides the Company with a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services and executive management services, in consideration for fixed and variable fees (see Note 7).

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Diamantis Shareholders Ltd. which, in turn, collectively own 62% of the Company’s shares as of April 15, 2020.

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off (the “Spin-off”) of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd ("EuroDry"). Shareholders of the Company received one EuroDry common share for every five common shares of the Company they owned as of May 23, 2018. Shares of EuroDry commenced trading on May 31, 2018 on the Nasdaq Capital Market under the symbol "EDRY." EuroDry operates in the dry cargo, drybulk shipping markets, owning and operating drybulk vessels previously owned and operated by Euroseas, and is now a separate publicly traded company. Euroseas continues to operate in the container shipping market and remains a publicly traded company. Accordingly, the results of operations of EuroDry have been presented in discontinued operations for all historical comparative periods presented.

In August 2019, the Company completed the acquisition of four feeder containerships, owned by affiliates of the Pittas family including the Company’s Chief Executive Officer, which had been announced in June 2019 for a consideration of $28.2 million that included a cash payment of $15 million and the issuance of 2,816,901 common shares to the sellers (the “Trinity/ Diamantis Vessel Acquisition”). The Company financed the cash portion of the acquisition price via the arrangement of two bank loans described below (refer Note 8-d and 8-e), drawing a total of $16,167,680 with the excess amount used for general corporate purposes. The cash portion of the acquisition price was used to repay the existing indebtedness of the vessels with the sellers receiving only payment in Euroseas common shares.  The common shares issued to the sellers represented at that time approximately 64.3% of Euroseas’ outstanding common shares.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors. The four vessels are the M/V EM Hydra and the M/V EM Spetses, both 1,740 teu feeder containership built in 2005 and 2007, respectively, the M/V EM Kea, a 3,100 teu feeder containership built in 2007, and the M/V Diamantis P, a 2,008 teu feeder containership vessel built in 1998. On August 2, 2019, the Company took delivery of M/V Diamantis P and M/V EM Hydra, and, on August 7, 2019, the Company took delivery of M/V EM Spetses and M/V EM Kea (refer Note 4).

In November 2019, the Company acquired and took delivery (from November 18, 2019 to November 21, 2019) of four container carrier vessels of intermediate size of 4,253 teu, all built in South Korea, three in 2009 and the other in 2008 (refer Note 4). The vessels were acquired from companies controlled by Synergy Holdings Limited, for approximately $40 million (the “Synergy Vessel Acquisition”). The acquisition of the four vessels (the “Synergy Vessels”) was financed by bank debt of $32 million described below (refer Note 8-f), a private placement of $6 million at a share price of $5.68 subscribed equally by an entity affiliated with the Company’s Chief Executive Officer and an entity controlled by the seller of the Synergy vessels and $2 million of existing funds. The Company also assumed the charters the vessels were under on the date of the transfer (refer Note 6). As part of the transaction, the Company has agreed that the Manager enters into an agreement with Synergy Marine Limited for the provision of certain management services by Synergy Marine Limited for the next three years (see Note 7). Mr. Andreas Papathomas, Chairman of Synergy Holdings Limited, was appointed to the Board of Directors of the Company. The Company has also agreed to issue an additional $0.5 million in shares of its common stock to Synergy Holdings Limited if certain conditions are fulfilled in one year from the acquisition date (see Note 10-b).

The Company effected a 8-for-1 reverse stock split of its issued and outstanding common shares, effective at the close of trading on December 18, 2019  (Note 18).  All share and per share amounts disclosed in the consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

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
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
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

•
Eleni Shipping Ltd., incorporated in the Republic of Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V “Eleni P”, which was built in 1997, acquired on March 6, 2009 and sold on January 26, 2017.

•
Aggeliki Shipping Ltd., incorporated in the Republic of Liberia on May 21, 2010, owner of the Liberian flag 30,306 DWT / 2008 TEU container carrier M/V “Aggeliki P”, which was built in 1998, acquired on June 21, 2010 and sold on December 6, 2017.

•
Joanna Maritime Ltd., incorporated in Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013. On January 8, 2016, the vessel was renamed M/V “Vento di Grecale”. On March 17, 2017 the vessel was again renamed M/V “Joanna”.

•
Jonathan John Shipping Ltd., incorporated in the Republic of the Marshall Islands on August 19, 2016, owner of the Panamanian flag 18,581 DWT / 1,439 TEU container carrier M/V “Aegean Express”, which was built in 1997 and acquired on September 29, 2016.

•
Gregos Shipping Ltd., incorporated in the Republic of Liberia on May 25, 2017, owner of the Liberian flag 35,600 DWT / 2,788 TEU container carrier M/V “EM Astoria”, which was built in 2004 and acquired on June 20, 2017.

•
Athens Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Athens”, which was built in 2000 and acquired on September 29, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

•
Corfu Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 34,654 DWT / 2,556 TEU container carrier M/V “EM Corfu”, which was built in 2001 and acquired on October 29, 2017.

•
Oinousses Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Oinousses”, which was built in 2000 and acquired on October 23, 2017.

•
Bridge Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 71,366 DWT / 5,610 TEU container carrier M/V “Akinada Bridge”, which was built in 2001 and acquired on December 21, 2017.

•
Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019.

•
Hydra Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 23,351 DWT / 1,740 TEU container carrier M/V “EM Hydra”, which was built in 2005 and acquired on August 2, 2019.

•
Spetses Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 23,224 DWT / 1,740 TEU container carrier M/V “EM Spetses”, which was built in 2007 and acquired on August 7, 2019.

•
Kea Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 42,165 DWT / 3,100 TEU container carrier M/V “EM Kea”, which was built in 2007 and acquired on August 7, 2019.

•
Antwerp Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Marshall Islands flag 50,726 DWT / 4,253 TEU container carrier M/V “Synergy Antwerp”, which was built in 2008 and acquired on November 19, 2019.

•
Keelung Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Cypriot flag 50,969 DWT / 4,253 TEU container carrier M/V “Synergy Keelung”, which was built in 2009 and acquired on November 18, 2019.

•
Oakland Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Cypriot flag 50,787 DWT / 4,253 TEU container carrier M/V “Synergy Oakland”, which was built in 2009 and acquired on November 19, 2019.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

1. Basis of Presentation and General Information - continued

•
Busan Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Marshall Islands flag 50,726 DWT / 4,253 TEU container carrier M/V “Synergy Busan”, which was built in 2009 and acquired on November 21, 2019.

As of December 31, 2019, the Company had a working capital deficit of $18.6 million and has been incurring losses. For the year ended December 31, 2019, the Company generated net cash from operating activities of $3.2 million. The Company’s cash balance amounted to $1.0 million and cash in restricted retention accounts amounted to $4.9 million as of December 31, 2019. The holders of Series B Preferred Shares will receive a cash dividend at an annual dividend rate of 8% until January 2021, which will increase to 14% thereafter (Note 15). The Company intends to fund its working capital requirements and capital commitments via cash at hand and cash flows from operations, as well as via the cash proceeds expected to be generated through the sale of certain of the Company’s older vessels for scrap. In the event that these are not sufficient, the Company may also use funds from debt refinancing and equity offerings and convert to equity the related party loans, if required, among other options.   The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the years ended December 31, 2017, 2018 and 2019, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2017	2018	2019
CMA CGM, Marseille	34%	51%	24%
New Golden Sea Shipping Pte. Ltd., Singapore	31%	33%	21%
Hapag-Lloyd AG, Hamburg	-	-	16%
MSC Geneva	17%	11%	15%
Maersk Line A/S	-	-	11%

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
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
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
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
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.25 per light weight ton as of December 31, 2019 and 2018, which is based on the historical average demolition prices.

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

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, allows a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met: i) the timing and pattern of transfer for the lease

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. ASC 842 is effective for public entities with reporting periods beginning after December 15, 2018, including interim periods within those fiscal periods. The Company adopted ASC 842 for its reporting period commencing January 1, 2019 and has elected to use the optional new transition method that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption. As a result, prior periods as reported by the Company, have not been impacted by the adoption.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2019, all of the Company’s vessels are employed under time charters with remaining terms ranging from less than one month to 12 months based on the minimum duration of the time charter contracts and certain time charter contracts include renewal options for terms ranging from 8 months to 23 months. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

As discussed above, the transition guidance associated with ASC 842 allows for certain practical expedients to lessors. The Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with Topic 842.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies – continued

Both the lease component and non-lease component are earned by the passage of time. Since lessor accounting remains largely unchanged from previous U.S. GAAP, upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from prior policy, with the exception of ballast bonuses which were recognized during the ballast leg while they are now deferred and recognized over time during the charter period. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and is recorded in “Time charter revenue” in the consolidated statements of operations for the years ended December 31, 2017, 2018 and 2019.

Voyage charter agreements are considered service contracts that fall under the provisions of ASC 606, because the Company as the shipowner retains the control over the operation of the vessel such as directing the routes taken or the vessel speed. The Company considered the provisions of ASC 842 and determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms are pre-determined and any change requires the Company’s consent. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge. The majority of revenue from voyage charter agreements is usually collected in advance.

Demurrage income is included in Voyage charter revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter agreement and is recognized when earned and collection is reasonably assured. Demurrage income for the years ended December 31, 2017, 2018 and 2019 was not material.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2. Significant Accounting Policies - continued

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage charter agreements, voyage expenses relate to bunkers, port charges, canal tolls, and agency fees and are all paid by the Company. Costs incurred prior to loading which are directly related to the voyage are deferred by the Company if they meet certain conditions, and are amortized over the duration of the voyage from load port to discharge port. Costs incurred during the voyage are expensed as incurred. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, holds cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within time charter revenue.

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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Financing costs

Loan arrangement fees are deferred and amortized to interest expense over the duration of the underlying loan using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed in the period the repayment or refinancing occurs.

Offering expenses
Deferred offering expenses are charged against paid-in capital when financing is completed or expensed to “General and administrative expenses” in the consolidated statements of operations when the offering is aborted.

Fair value of above/below market time charters acquired

The Company records all identified tangible and intangible assets or any liabilities associated with the acquisition of a vessel at fair value. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the prevailing market rate for a charter of equivalent duration. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the counterparties, as deemed necessary.  The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to time charter revenues over the remaining term of the assumed time charter.

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “General and administrative expenses” in the consolidated statements of operations. In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). ASU 2018-07 simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. Following the adoption of this ASU, the shares to employees and directors as well as to non-employees are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. Prior to the adoption of this ASU, the fair value of the awards granted to non-employees was measured at the fair value at each reporting period until the non-vested shares vested and performance was complete.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Impairment of long-lived assets

The Company reviews its long-lived assets held for use and their related intangible assets and liabilities for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related long-lived assets. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

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

Evaluation of purchase transactions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was for the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2018 and 2019, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

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
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement”. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:
	2018	2019
Lubricants	1,043,763	1,728,861
Victualing	79,965	160,303
Bunkers	580,663	-
Total	1,704,391	1,889,164

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2018	61,279,976	(9,147,897)	52,132,079
- Depreciation for the year	-	(3,305,951)	(3,305,951)
Balance, December 31, 2018	61,279,976	(12,453,848)	48,826,128
- Depreciation for the year	-	(4,178,886)	(4,178,886)
- Vessel acquisitions	71,214,470	-	71,214,470
- Vessel improvements	368,621	-	368,621
Balance, December 31, 2019	132,863,067	(16,632,734)	116,230,333

Vessel improvements refer to the installation of Water Ballast Treatment (“WBT”) systems. As of December 31, 2019, only one vessel has completed the installation of the WBT system with a total cost of $0.37 million.

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required the expected revenues from continuing to own the vessel and the overall market prospects.

On January 13, 2017, the Company agreed to sell for scrap M/V “RT Dagr”, for a net price of $2.3 million.  The vessel was delivered to its buyers on January 31, 2017. The Company recorded a gain on sale of approximately $0.5 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

On September 30, 2017 the Company decided to sell for scrap M/V “Aggeliki P.” a 2,008 teu 1998-built container carrier and M/V “Monica P” a 46,667 dwt 1998-built drybulk carrier.  Both vessels were written down to their fair market value, resulting in a non-cash loss of $4.6 million, or $3.36 loss per share basic and diluted. These amounts are presented in the "Loss on write-down of vessels held for sale" line in the "Operating Expenses" section of the consolidated statements of operations.  The Company sold M/V “Aggeliki P.” on December 6, 2017 for net proceeds of approximately $4.4 million and recorded a gain on sale of approximately $0.3 million for the year ended December 31, 2017, presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the consolidated statements of operations. M/V “Monica P” was sold on June 25, 2018. The sale resulted in a gain of $1.34 million for the year ended December 31, 2018, which is presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the consolidated statements of operations.

On June 20, 2017 the Company acquired the feeder containership (2,788 teu, 2004-built) M/V “EM Astoria” for a purchase price of $4.75 million.

 On September 29, 2017 the Company acquired the feeder containership (2,506 teu, 2000-built) M/V “EM Athens” for a purchase price of $4.24 million.

On October 23, 2017 the Company acquired the feeder containership (2,506 teu, 2000-built) M/V “EM Oinousses” for a purchase price of $4.25 million.

 On October 29, 2017 the Company acquired the feeder containership (2,556 teu, 2001-built) M/V “EM Corfu” for a purchase price of $5.66 million.

On December 21, 2017 the Company acquired the intermediate containership (5,610 teu, 2001-built) M/V “Akinada Bridge” for a purchase price of $11.12 million.

On August 2, 2019 the Company acquired the feeder containership (1,740 teu, 2005-built) M/V “EM Hydra” and its attached time charter for a purchase price of $6.73 million.

On August 2, 2019 the Company acquired the feeder containership (2,008 teu, 1998-built) M/V “Diamantis P” for a purchase price of $5.22 million.

On August 7, 2019 the Company acquired the feeder containership (3,100 teu, 2007-built) M/V “EM Kea” and its attached time charter for a purchase price of $9.48 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

On August 7, 2019 the Company acquired the feeder containership (1,740 teu, 2007-built) M/V “EM Spetses” and its attached time charter for a purchase price of $7.57 million.

On November 19, 2019 the Company acquired the intermediate containership (4,253 teu, 2008-built) M/V “Synergy Antwerp” for a purchase price of $10.11 million.

On November 18, 2019 the Company acquired the intermediate containership (4,253 teu, 2009-built) M/V “Synergy Keelung” for a purchase price of $11.44 million.

On November 19, 2019 the Company acquired the intermediate containership (4,253 teu, 2009-built) M/V “Synergy Oakland” for a purchase price of $10.50 million.

On November 21, 2019 the Company acquired the intermediate containership (4,253 teu, 2009-built) M/V “Synergy Busan” for a purchase price of $10.17 million.

The Company performed the undiscounted cash flow test as of December 31, 2018 and 2019 for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable.

All the Company’s vessels have been mortgaged as security for the Company’s loans (refer Note 8).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

5. Accrued Expenses

The accrued expenses consisted of:
	As of December 31, 2018	As of December 31, 2019

Accrued payroll expenses	93,404	231,093
Accrued interest expense	565,623	590,216
Accrued general and administrative expenses	348,761	111,720
Accrued commissions	39,545	67,682
Other accrued expenses	254,472	724,610
Total	1,301,805	1,725,321

6. Fair Value of Below Market Time Charters Acquired

As part of the Trinity / Diamantis Vessel Acquisition in August 2019 and with respect to the vessels “EM Hydra”, “EM Kea” and “EM Spetses”, which were acquired by the Company with time charter agreements attached, the Company recognized a liability of $778,287, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rates were below market rates on the date of the transfer (Level 2).

In addition, as part of the Synergy Vessel Acquisition in November 2019 and with respect to the vessels “Synergy Keelung”, “Synergy Oakland” and “Synergy Busan”, which were acquired by the Company with time charter agreements attached, the Company recognized a liability of $1,794,028, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rates were below market rates on the date of the transfer (Level 2).

For the year ended December 31, 2019, the amortization of fair value of the below market acquired time charters was $857,945 and is included under “Time charter revenue” in the consolidated statement of operations.

The unamortized balance of this intangible liability as of December 31, 2019 of $1,714,370 is expected to be amortized within 2020.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily fee of Euro 685 for each of 2017, 2018 and 2019, under the Company’s Master Management Agreement (“MMA”). An additional fixed management fee (see below) is paid to the Manager for the provision of other management services. Vessel management fees paid to the Manager amounted to $2,632,637, $3,536,094 and $3,671,335 in 2017, 2018 and 2019, respectively, and are recorded in “Related party management fees” in the consolidated statements of operations.

The Company’s MMA with Eurobulk provides for an annual adjustment of the daily management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated as of January 1, 2012 to provide for a 5% discount of the daily fixed vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 (“volume discount”). The daily fixed vessel management fee was adjusted to Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up before the 5% discount. The Company was entitled to the 5% discount for each of these years. The fee remained unchanged for the subsequent years starting January 1, 2014, 2015, 2016, 2017. The MMA was renewed as of January 1, 2014 for a new five year term until January 1, 2019.

The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee and the daily fixed vessel management fee amounting to Euro 685 per day per vessel in operation and Euro 342.5 for day per vessel in lay-up. The daily fixed vessel management fee remained unchanged for the year 2019 and will be adjusted annually for inflation in the Eurozone. The fee remains unchanged for 2020.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - Continued

In addition to the vessel management services, the Manager provides executive services to the Company. In 2017 and 2018 up to the Spin-off, compensation for such services to the Company as a public company was $2,000,000 per annum for the Company pre-Spin-off. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to Euroseas post Spin-off vessels to the number of days of the entire fleet of Euroseas. After the Spin-off, the annual compensation for such services was set at $1,250,000.

On November 15, 2019, the Company signed an addendum adjusting the fixed annual executive compensation to $2,000,000 to compensate the Manager for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019. The Company incurred costs of $1,306,476, $1,561,126 and $1,344,250 in 2017, 2018 and 2019, respectively, which are recorded in “General and administrative expenses” in the consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2018 and 2019, the amounts due to related company were $2,672,895 and $795,562, respectively. Based on the MMA between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and the Manager an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each quarter to the Manager.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. For further details refer to Note 8-g.

On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. For further details refer to Note 8-g.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for vessel sales were $70,640, $64,500 and nil in 2017, 2018 and 2019, respectively, recorded in “Net gain on sale of vessels” in the consolidated statements of operations. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. The Company withheld, on behalf of Eurochart, commissions of $118,526, nil and nil in 2017, 2018 and 2019, respectively, for vessels the Company acquired. Commissions to Eurochart S.A. for chartering services were, $310,467, $453,361 and $493,341 in 2017, 2018 and 2019, respectively, recorded in “Commissions” in the consolidated statements of operations.

 Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”); and with a crewing agent Technomar Crew Management Services Corp (“Technomar”). Technomar is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $89,329 and $101,394 in 2017, $118,684 and $137,385 in 2018, and $106,749 and $142,332 in 2019 respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

In August 2019, the Company completed the acquisition of the four feeder containerships, owned by affiliates of the Pittas family including the Company’s CEO (see Note 1), for a consideration of $28.2 million that included a cash payment of $15 million and the issuance of 2,816,901 common shares to the sellers. The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans

This consists of bank loans of the ship-owning companies and is as follows:

Borrower		December 31, 2018	December 31, 2019
Noumea Shipping Ltd.	(a)	3,341,000	-
Gregos Shiping Ltd.	(b)	4,150,000	-
Alterwall Business Inc. / Allendale Investments S.A. / Manolis Shipping Ltd. / Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Athens Shipping Ltd. / Oinousses Navigation Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shiping Ltd.	(c)	30,000,000	37,650,000
Diamantis Shipowners Ltd.	(d)	-	3,507,220
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	(e)	-	12,050,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(f)	-	32,000,000
		37,491,000	85,207,220
Less: Current portion		(5,212,000)	(12,541,840)
Long-term portion		32,279,000	72,665,380
Deferred charges, current portion		125,357	246,520
Deferred charges, long-term portion		237,848	477,595
Debt discount, current portion		216,402	-
Debt discount, long-term portion		324,603	-
Long-term bank loans, current portion net of deferred charges and debt discount		4,870,241	12,295,320
Long-term bank loans, long-term portion net of deferred charges and debt discount		31,716,549	72,187,785

Loan from related party, current
Euroseas Ltd.	(g)	-	5,000,000

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans - continued

The future annual loan repayments are as follows:

To December 31:
2020	12,541,840
2021	29,941,840
2022	8,723,540
2023	34,000,000
Total	85,207,220

(a)
On December 22, 2016, the supplemental agreement between Credit Agricole and Noumea Shipping Ltd., owner of M/V “Evridiki G” was signed in order to refinance the final quarterly instalment of $720,000 and the balloon payment of $6,360,000 originally due in December 2016. The borrower and the lender agreed to amend the repayment profile in respect of the loan of which $7,080,000 remained outstanding as of the date of the supplemental agreement and to extend the final maturity date to January 2018. The loan will be repaid with three repayments of $720,000 each, due in December 2016, in July 2017 and in January 2018 together with the balloon payment of $4,920,000 due in January 2018. On February 27, 2018, the Company signed and drew a term loan facility of $4,250,000 with Credit Agricole in order to partly refinance the existing indebtedness of M/V “Evridiki G” with the bank. The loan was payable in thirteen consecutive quarterly instalments of $303,000 each and a final instalment in the amount of $311,000. The margin of the loan was 3.00% above LIBOR. The loan was secured with the following: (i) first priority mortgages over M/V “Evridiki G” and collateral vessel (M/V “EM Astoria”), (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Company completed the refinancing of the specific loan using its revolving loan facility with Eurobank Ergasias S.A., as explained in note (c) below.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans - continued

(b)
On June 15, 2017, the Company signed a term loan facility with Credit Agricole and on June 19, 2017 a loan of $4,750,000 was drawn by Gregos Shipping Ltd. to partly finance the acquisition of M/V “EM Astoria”. The loan was payable in twenty or sixteen consecutive equal quarterly installments of $100,000 plus a balloon amount of $2,750,000 or $3,150,000. The margin of the loan was 2.65% above LIBOR. The loan was secured with (i) first priority mortgage over M/V “EM Astoria”, (ii) first assignment of earnings and insurance of M/V “EM Astoria”, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to remaining loans of the Company. The Company paid a loan arrangement fee of $50,000 in 2017 for this loan. The Company had also entered into a profit sharing agreement with Credit Agricole whereby it would share with the bank, 35% of the excess of the fair market value of the vessel over the outstanding loan when the vessel was sold or when the loan matured. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company recognized a participation liability of an amount of $1,067,500 as of December 31, 2018, presented in "Vessel profit participation liability" in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance. In addition, 35% of the cash flow after debt service would be set aside and be used to repay the balloon payment with any excess funds to be paid to the bank. The Company completed the refinancing of the specific loan in June 2019 using its revolving loan facility with Eurobank Ergasias S.A., as explained in note (c) below, with the final participation liability paid amounting to $950,000 included in the “Repayment of long-term bank loans and vessel profit participation liability” in the consolidated statement of cash flows. The portion of debt discount remaining unamortized at the time of the refinancing was written-off and presented as “Loss on debt extinguishment” in the consolidated statement of operations, partly offset by the lower amount of $950,000 at which the vessel profit participation liability was finally settled as described above.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans - continued

(c)
On November 21, 2018, the Company signed a reducing revolving credit facility with Eurobank Ergasias S.A (the “Lender”) for an amount of up to $45,000,000. A loan of $30,000,000 was drawn on November 21, 2018 by Alterwall Business Inc., Allendale Investments S.A., Manolis Shipping Ltd., Joanna Maritime Ltd., Jonathan John Shipping Ltd., Athens Shipping Ltd., Oinousses Navigation Ltd., Corfu Navigation Ltd. and Bridge Shipping Ltd. to fully refinance all of the Company’s existing facilities with this bank and provide working capital. The revolving tranche will be available for a period of 18 months from signing of the loan agreement for the purpose of partly financing new vessel acquisitions or providing working capital and can be renewed subject to the bank’s approval and a fee to be determined. The loan is payable in 12 equal consecutive quarterly principal installments of $900,000 and the balance will be repaid through balloon payment of $19,200,000 together with the last principal installment in November 2021. Each quarterly principal instalment paid is added to the revolving tranche and may be redrawn. The interest rate margin is 3.90% over LIBOR, reduced from 4.40% as described below. The loan is secured with (i) first priority mortgages over M/V “Ninos”, M/V “Kuo Hsiung”, M/V “Aegean Express”, M/V “Manolis P.” M/V “Joanna”, M/V “EM Athens”, M/V “EM Oinousses”, M/V “EM Corfu” and M/V “Akinada Bridge”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company has the option (at the Lender’s absolute discretion) to substitute a mortgaged vessel by notifying the Lender in writing at least one (1) month prior to the intended substitution date, provided that: a) the substitute vessel is of a similar type, of the same or younger age, having the same or enhanced characteristics (including, without limitation, deadweight, lightweight, shipyard pedigree and technical specifications) and will be 100% owned by a shipowning company, incorporated in a jurisdiction acceptable to the Lender and owned by a ship owning company owned by the Company (directly or indirectly) and b) the new shipowning company provides a first preferred mortgage over the new vessel and a corporate guarantee in favor of the Lender and executes any other security documentation as may be requested by the Lender at its discretion. The Company paid loan arrangement fees of $300,000 within 2018 for this tranche.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans – continued

On May 30, 2019, the Lender made available to the Company two new ship-related (M/V “EM Astoria” and M/V “Evridiki G”) advances totaling $12.0 million or 55% of the aggregate market value of the two aforementioned vessels, with a simultaneous reduction of the margin of the loan, from 4.40% to 3.90% per annum. The borrower also agreed, during the remaining facility period, to reduce the amount held as cash collateral from $5.0 million to $1.0 million and release the balance in favor of the borrower. The loan was used to refinance the existing facilities of Noumea Shipping Ltd. and Gregos Shiping Ltd. and to provide working capital. The loan is payable in 16 equal consecutive quarterly principal installments of $375,000 and the balance will be repaid through a balloon payment of $6,000,000 together with the last principal installment in May 2023. The loan is secured with (i) first priority mortgages over M/V “Evridiki G” and M/V “EM Astoria”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid a loan arrangement fee of $32,000 within 2019 for this tranche.

The security cover ratio covenant for the facility is set to 140%. The remaining $7,350,000 of the revolving facility, after including principal repayments up to December 31, 2019, remains available to the company in order to finance up to 55% of the market value of post 2001-built ships. The new tranches will be repaid through sixteen quarterly principal instalments with the amount of each such instalment being equal to such amount so that the balloon amount to be equal to 50% of the initially drawn relevant tranche. The undrawn amounts available under the revolving facility pay an annual commitment of 0.40% and any amount drawn will pay a 1% underwriting fee.

(d)
On July 29, 2019, the Company signed a term loan facility with Piraeus Bank S.A. for an amount not exceeding the lesser between $4,000,000 and 90% of the scrap value of M/V “Diamantis P”. On July 31, 2019, a loan of $3,667,680 was drawn by Diamantis Shipping Ltd. to partly finance the acquisition of M/V “Diamantis P”. The loan is payable in twelve equal consecutive quarterly instalments of $160,460 plus a balloon amount of $1,742,160 paid together with the last instalment in July 2022. The margin of the loan is 3.50% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Diamantis P”, (ii) first assignment of earnings and insurance of M/V “Diamantis P”, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to remaining loans of the Company. The Company paid a loan arrangement fee of $32,000 within 2019 for this loan. The security cover ratio covenant for the facility is set to 110% until the first anniversary of the drawdown date and 120% thereafter.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans – continued

(e)
On July 30, 2019, the Company signed a term loan facility with HSBC Bank plc. for an amount of $12,500,000. The loan was used to partly finance the acquisition of M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on August 8, 2019.The loan is payable in fourteen consecutive equal quarterly installments of $450,000 and a balloon payment of $6,200,000 paid with the last instalment in February 2023. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgages over M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $62,500 within 2019 for this loan. The security cover ratio covenant for the facility is set to 130%.

(f)
On November 8, 2019, the Company signed a term loan facility with Piraeus Bank S.A. for an amount of $32,000,000. The loan was used to partly finance the acquisition of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on November 18, 2019. The loan is payable in three consecutive equal quarterly instalments of $1,400,000 followed by thirteen consecutive equal quarterly instalments of $800,000 and a balloon payment of $17,400,000 paid with the last instalment. The loan bears interest at LIBOR plus a margin of 3.50%. The loan is secured with (i) first priority mortgages over M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $352,000 within 2019 for this loan. The security cover ratio covenant for the facility is set to 125%.

(g)
On September 30, 2019, Euroseas signed an agreement with Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, as further supplemented on December 20, 2019 and March 30, 2020, to draw down a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. Interest on the loan is 8% per annum and is payable quarterly. Euroseas will repay the loan in four repayment instalments of a principal amount of $625,000 each. The first repayment instalment will be due on May 15, 2020 and the remaining three instalments will be paid on a quarterly basis thereafter and the loan will be paid in full by November 2020. Under certain circumstances, the Company can pay principal in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. The Company paid $51,111 in interest for this loan for the fiscal year 2019.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

8. Long-Term Bank Loans – continued

On November 1, 2019, Euroseas signed a second agreement with Colby Trading Ltd. to draw another $2.5 million loan to finance working capital needs. Interest on the loan is 8% per annum and is payable quarterly. There are no principal repayments until December 31, 2020, when the loan matures. Under certain circumstances, the Company can pay principal in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times.  The Company paid $33,333 in interest for this loan for the fiscal year 2019.

In addition to the terms specific to each loan described above, all the above loans are secured with a pledge of all the issued shares of each borrower.

The loan agreements also contain covenants such as minimum requirements regarding the hull ratio cover  (the ratio of fair value of vessel to outstanding loan less cash in retention accounts ranging from 120% to 140%), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,717,063 and $4,410,376 as of December 31, 2018 and 2019, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2019, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2017, 2018 and 2019 amounted to $1,380,458, $2,703,845 and $3,219,471 respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

9. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the consolidated statements of operations.

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

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test”. Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of share is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of share traded on such market during the taxable year must be at least 10% of the average number of shares of such class of share outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

For 2017 and 2018 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the years ended December 31, 2017 and 2018 was $15,135 and $19,726, respectively. The amount of the 2017 tax was paid on September 17, 2018 and the amount of the 2018 tax was paid on June 15, 2019 and was recorded within "Vessel operating expenses" in the consolidated statements of operations when paid.

For the taxable years 2019 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for this year, although it is subject to the 5% Override Rule, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable year.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

10.	Commitments and Contingencies

(a)
As of December 31, 2019 a subsidiary of the Company, Alterwall Business Inc. owner of M/V “Ninos”, is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within “Restricted Cash” in the consolidated balance sheets. The legal proceedings are ongoing.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million in 2016, for any costs that may be incurred.

(b)
On November 7, 2019, Euroseas Ltd. and Synergy Holdings Limited, on the basis of the acquisition of the vessels M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (refer Notes 1 and 4), have agreed that Euroseas will issue certain shares of its common stock to Synergy Holdings Limited under the following terms:

If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time.

The Company based on its assessment of future rates as of December 31, 2019, concluded that it is not probable that it will have to pay the specific contingent consideration.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

10.	Commitments and Contingencies - continued

There are no other material legal proceedings to which the Company is a party or to which any of its properties are subject, other than routine litigation incidental to the Company’s business.  In the opinion of the management, the disposition of these lawsuits should not have a material impact on the consolidated results of operations, financial position and cash flows.

As of December 31, 2019, future gross minimum revenues under non-cancellable time charter agreements total $17.2 million, all of which is due in the year ending December 31, 2020. This amount does not include the future gross minimum revenues upon collection of hire under non-cancellable time charter agreements of M/V “Synergy Antwerp” which is on index linked charters. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

11. Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company’s 2014 Stock Incentive Plan (the “2014 Plan”). On May 5, 2018, the Board of Directors approved a new equity incentive plan (the “2018 Plan”) to replace the 2014 Plan. The 2018 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 75,000 shares, over 10 years after the 2018 Plan’s adoption date. The persons eligible to receive awards under the 2018 Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2014 Plan and the 2018 Plan during the three year period ended December 31, 2019 are noted below.
a)
On November 2, 2017 an award of 12,534 non-vested restricted shares, was made to 18 key persons of which 50% vested on July 1, 2018 and 50% vested on July 1, 2019; awards to officers and directors amounted to 7,213 shares and the remaining 5,321 shares were awarded to employees of Eurobulk.

b)
On November 21, 2018 an award of 15,681 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% will vest on November 16, 2020; awards to officers and directors amounted to 9,021 shares and the remaining 6,660 shares were awarded to employees of Eurobulk.

c)
On November 4, 2019 an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% will vest on July 1, 2020 and 50% will vest on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk.

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

The Company accounts for restricted share awards forfeitures as they occur. During 2017, 538 shares were forfeited with a weighted-average grant-date fair value of $22.24 per share. No forfeitures occurred in the years ended December 31, 2018 and 2019.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

11. Stock Incentive Plan - continued
The compensation cost that has been charged against income for awards was $116,562, $124,487 and $97,919, for the years ended December 31, 2017, 2018 and 2019, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.
A summary of the status of the Company’s non-vested shares as of December 31, 2019 and changes during the year ended December 31, 2019, are presented below:
Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2019	21,948	10.16
Granted	15,444	5.84
Vested	(14,108)	11.01
Non-vested on December 31, 2019	23,284	6.77

As of December 31, 2019, there was $172,887 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2018 Plan and is expected to be recognized over a weighted-average period of 0.75 years. The total fair value at grant-date of shares granted during the year ended December 31, 2017, December 31, 2018, and December 31, 2019 was $176,475, $134,232 and $90,193 respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

12.	Loss Per Share

Basic and diluted loss per common share is computed as follows:

	2017	2018	2019
Income:
Net loss, continuing operations	(6,944,261)	(663,396)	(1,682,671)
Dividends to Series B preferred shares	(1,808,811)	(1,335,733)	(1,271,782)
Preferred deemed dividend	-	-	(504,577)
Net loss attributable to common shareholders, continuing operations	(8,753,072)	(1,999,129)	(3,459,030)
Weighted average common shares –outstanding , basic and diluted	1,383,440	1,414,775	2,861,928
Basic and diluted loss per share, continuing operations	(6.33)	(1.41)	(1.21)
Net income attributable to common shareholders, discontinued operations	849,701	554,506	-
Net loss attributable to common shareholders	(7,903,371)	(1,444,623)	(3,459,030)
Basic and diluted loss per share	(5.72)	(1.02)	(1.21)

During 2017, 2018 and 2019, the effect of the non-vested stock awards and of Series B Preferred Shares was anti-dilutive. The number of dilutive securities was nil shares in 2017, 2018 and 2019.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

13. Voyage and Vessel Operating Expenses

These consisted of:
	Year ended December 31,
	2017	2018	2019
Voyage expenses
Port charges and canal dues	1,156,511	384,893	251,197
Bunkers	407,978	876,195	804,211
Total	1,564,489	1,261,088	1,055,408

Vessel operating expenses
Crew wages and related costs	8,771,386	11,020,924	13,111,682
Insurance	1,261,976	1,537,539	1,844,088
Repairs and maintenance	643,788	1,043,632	1,110,995
Lubricants	1,169,412	1,665,849	2,029,230
Spares and consumable stores	2,391,420	3,445,422	4,758,290
Professional and legal fees	10,037	252,156	259,311
Other	771,323	1,020,648	869,686
Total	15,019,342	19,986,170	23,983,282

14. Derivative Financial Instruments

Interest rate swaps

Effective October 17, 2014, the Company entered into one interest rate swap with Eurobank  Ergasias S.A. (“Eurobank”) for a notional amount of $10.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid an adjustable rate averaging 1.97% (more specifically, the Company paid the fixed rate of 0.50% until November 28, 2016 then 0.95% until November 28, 2017 and then 3.55% until May 28, 2019) based on the relevant notional amount.

 Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

14. Derivative Financial Instruments - continued

The interest rate swap contract did not qualify for hedge accounting as of December 31, 2018. As of December 31, 2019, the Company had no interest rate swaps open positions.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2018	December 31, 2019

Interest rate swap contract	Current liabilities – Derivatives	41,435	-
Total derivative liabilities		41,435	-

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2019
Interest rate swap contract– Unrealized (loss) / gain	(Gain) / loss on derivatives, net	(5,901)	204,647	-
Interest rate swap contract - Realized gain / (loss)	Gain / (loss) on derivatives, net	19,071	(201,745)	(2,885)
Total net gain / (loss) on interest rate swap contract		13,170	2,902	(2,885)

Freight Forward Agreements (“FFA”)

In December 2017, the Company entered into three FFA contracts on the Baltic Panamax Index (“BPI”) for the first three calendar months of 2018, totaling 90 days at an average time charter equivalent rate of $11,000 per day. The contracts are settled on a monthly basis using the average of the BPI for the days of the month the BPI is published.  The Company receives a payment if the average BPI for the month is below the contract rate equal to the difference of the contract rate less the average BPI for the month times the number of contract days sold; if the average BPI for the month is greater than the contract rate, the Company makes a payment equal to the difference of the average BPI for the month less the contract rate times the number of contract days sold. If the Company buys contracts previously sold (or the opposite) the Company receives or pays the difference of the two rates for the period covered by the contracts.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

14. Derivative Financial Instruments - continued

The FFA contracts did not qualify for hedge accounting. The Company follows guidance relating to “Fair value measurements” to calculate the fair value of the FFA contracts (see Note 16).

FFA contracts not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2017	Year Ended December 31, 2018	Year Ended December 31, 2019
FFA contracts – Unrealized loss	Gain / (loss) on derivatives, net	(781)	-	-
FFA contracts – Realized loss	Gain / (loss) on derivatives, net	-	(47,245)	-
Total loss on FFA contracts		(781)	(47,245)	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

15. Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2017	35,505	29,000,000	4,804,948	33,804,948
Dividends declared	1,809	-	1,808,811	1,808,811
Balance, December 31, 2017	37,314	29,000,000	6,613,759	35,613,759
Dividends declared	1,333	-	1,335,733	1,335,733
Shares distributed to EuroDry	(19,042)	(14,500,000)	(3,692,131)	(18,192,131)
Balance, December 31, 2018	19,605	14,500,000	4,257,361	18,757,361
Dividends declared	81	-	78,639	78,639
Redemption of shares	(11,686)	(8,155,055)	(3,530,945)	(11,686,000)
Preferred deemed dividend	-	504,577	-	504,577
Balance, December 31, 2019	8,000	6,849,522	805,055	7,654,577

On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares") to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company’s Series B Preferred Shares is $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5%.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

15. Preferred shares - continued

The dividend rate increased to 12% for the two years following January 29, 2019 and to 14% thereafter and is payable only in cash. Cash dividends are declared at each quarter and actual payments are made within the following quarter. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at a conversion price of $15.58 (as adjusted in September 2015 following the shareholders’ rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

At the Spin-off date Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, i.e. $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in kind. Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of the EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.

On June 10, 2019 the Company proceeded in the redemption of $11.7 million of value, or about 59.4%, of its outstanding Series B Preferred Shares with a simultaneous reduction of 4% of the dividend rate for the $8 million value of preferred shares remaining outstanding until January 2021. After that date the dividend rate will increase to 14%. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $504,577, and was recorded as a preferred deemed dividend.

For each of the years ended December 31, 2017 and 2018, the Company declared four consecutive dividends totaling $1.81 million and $1.34 million, respectively, all of which were paid in kind. For the year ended December 31, 2019 the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in cash in the first quarter of 2020. The redemption liability as of December 31, 2019 is $8,000,000.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

15. Preferred shares - continued

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

16. Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable and other receivables. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

From time to time, the Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though, historically, the interest rate swaps were entered into for economic hedging purposes, as noted in Note 14 they did not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company did not have written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognized the change in fair value of these derivatives in the “Gain / (loss) on derivatives, net” in the consolidated statements of operations. As of December 31, 2018, the Company had one open swap contract for a notional amount of $10.0 million. As described above in Note 14, this contract matured at the end of May 2019 and as of December 31, 2019 the Company had no interest rate swaps open positions.

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
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
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

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2018
	Total,	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$41,435	-	$41,435	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

On June 15, 2017, the Company entered into a profit sharing agreement with Credit Agricole whereby it would share with the bank 35% of the excess of the fair market value of M/V “EM Astoria” over the outstanding loan when the vessel was sold or when the loan matured. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company recognized a participation liability of amount $1,067,500 as of December 31, 2018, presented in "Vessel profit participation liability" in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance. The fair value of this participation agreement is considered Level 2, as it directly depends on the fair value or expected fair value of M/V “EM Astoria”. The Company completed the refinancing of the specific loan in June 2019 using its revolving loan facility with Eurobank Ergasias S.A., as explained in Note 8-c above, with the final participation liability paid amounting to $950,000.

As of September 30, 2017 the vessel M/V “Monica P” with a carrying amount of $8.23 million, was classified as vessel held for sale and written down to its fair value of $5.0 million, less estimated costs to sell of $0.10 million, resulting in a loss of $3.33 million, which was included in the consolidated statements of operations under “Loss on write-down of vessels held for sale”. The fair value of M/V “Monica P” is considered Level 2.

As of September 30, 2017 the vessel M/V “Aggeliki P” with a carrying amount of $5.39 million, was classified as vessel held for sale and written down to its fair value of $4.3 million, less estimated costs to sell of $0.17 million, resulting in a loss of $1.26 million, which was included in the accompanying consolidated statements of operations under “Loss on write-down of vessels held for sale”. The fair value of M/V “Aggeliki P” is considered Level 2.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

16. Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis - continued

Nonrecurring Fair Value Measurements at Reporting Date

	December 31, 2017
	Fair Value	Level 1	Level 2	Level 3	Loss 2017
Vessel profit participating liability	$1,297,100	-	$1,297,100	-	-
Vessels held for sale	$5,000,000	-	$5,000,000	-	$4,595,819
	December 31, 2018
	Fair Value	Level 1	Level 2	Level 3	Loss 2018
Vessel profit participating liability	$1,067,500	-	$1,067,500	-	-

	December 31, 2019
	Fair Value	Level 1	Level 2	Level 3	Loss 2019
Vessel profit participating liability	-	-	-	-	-

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2018 and 2019, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s total borrowings approximates $87.1 million as of December 31, 2019 or $3.1 million less than their carrying value of $90.2 million. The fair value of the long term borrowings is estimated based on current interest rates offered to the Company for similar loans. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd (Note 1). Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all historical comparative periods presented. The revenue and loss for the discontinued operations for the periods ended December 31, 2017, 2018 and 2019 are analyzed as follows:

		Year Ended December 31 (discontinued operations)
	2017	2018	2019
Statement of Operations Data
Voyage revenue	20,280,215	25,934,204	-
Commissions (including, $253,503, $324,178 and nil respectively, to related party)	(1,122,196)	(1,411,333)	-
Voyage expenses	(2,396,318)	(410,676)	-
Vessel operating expenses (including, $102,131, $115,026 and nil, respectively, to related party)	(6,892,388)	(9,183,152)	-
Drydocking expenses	(127,509)	(1,465,079)	-
Related party management fees	(1,409,716)	(1,701,340)	-
Vessel depreciation	(4,786,272)	(5,422,155)	-
General and administrative expenses (including $693,524, $731,456 and nil, respectively, to related party)	(917,160)	(2,346,502)	-
Operating income	2,628,656	3,993,967	-
Total other expenses, net	(1,778,955)	(2,874,232)	-
Net income	849,701	1,119,735	-
Dividend Series B Preferred Shares	-	(565,229)	-
Net income attributable to common shareholders	849,701	554,506	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations - continued

Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of EuroDry's issued and outstanding stock as of May 30, 2018).

Up to the Spin-off date, Euroseas had contributed to EuroDry an amount of $52.52 million as equity in order to partly finance the acquisition of the vessels contributed to EuroDry (M/V Pantelis, M/V Eirini, M/V Xenia and M/V Ekaterini), other general and administrative expenses allocated from the Company to EuroDry as well as the amounts recognized as loss on termination and impairment of shipbuilding contracts described above. An amount of $9.66 million was also allocated to EuroDry from the Company’s accumulated deficit, comprising the accumulated deficit of the Subsidiaries. In total an amount of $42.86 million was allocated from the Company’s shareholders’ equity to EuroDry’s shareholders’ equity.

18. Common Stock

As per the Company’s Amended and Restated Articles of Incorporation, the Company is authorized to issue 200,000,000 shares of common stock, par value $0.03 per share.

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which the Company has issued or may issue in the future.

During January 2017, following the Company’s prospectus filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2017, the Company issued and sold at-the-market (ATM) 37,723 shares of common stock for gross proceeds net of commissions of $0.6 million.

In addition, during the year ended December 31, 2017, the Company issued 12,534 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 11).

During November 2018, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2017 and October 30, 2018, the Company issued and sold at-the-market (ATM) 139,509 shares of common stock for gross proceeds net of commissions of $2.0 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

18. Common Stock-continued

In addition, during the year ended December 31, 2018, the Company issued 15,681 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 11).

During October 2019, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2017,  October 30, 2018 and May 30, 2019, the Company issued and sold at-the-market (ATM) 144,727 shares of common stock for gross proceeds net of commissions of $0.9 million.

As further discussed in Note 1, during the year ended December 31, 2019, the Company issued 2,816,901 common shares and 1,056,338 common shares in connection with the Trinity/Diamantis Vessel Acquisition and the Synergy Vessel Acquisition.

In addition, during the year ended December 31, 2019, the Company issued 15,444 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 11).

On December 19, 2019, the Company announced that it has completed a 1-for- 8 reverse stock split, effective at the close of trading on December 18, 2019. The Company’s common shares began trading on a split-adjusted basis on December 19, 2019.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2018 and 2019 and for the
Years ended December 31, 2017, 2018 and 2019
(All amounts expressed in U.S. Dollars)

19.  Subsequent Events

The following events occurred after December 31, 2019:

(a)
In January 2020, M/V EM Oinousses experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel is currently undergoing evaluation for the type of repairs required and is idle during the evaluations. It is expected that the Company’s insurance will cover the majority of the costs. It is possible that the vessel may be scrapped after the insurance process is complete.

(b)
In February 2020, we entered into an agreement to sell the M/V Manolis P for scrap. The vessel reached her destination port on April 7, 2020, but so far has not been delivered to her new owners due to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India).  The scrap price has dropped since the date of the agreement to sell the M/V Manolis P, and the buyers are now seeking to terminate the agreement on the basis that timely delivery did not occur.  The Company is in the process of seeking a settlement with the buyers.

(c)
In April 2020, the Company entered into one interest rate swap with Eurobank for a notional amount of $30.0 million, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the notional amount. The swap is effective from April 24, 2020 until April 24, 2025.

(d)
Coronavirus Outbreak: On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.