Form 20-F
period 2020-12-31
EUROSEAS LTD.
filed 2021-04-28
CIK 1341170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________

FORM 20-F
_________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 001-33283
EUROSEAS LTD.
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
6,708,946 common shares, $0.03 par value

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes       ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer, or an emerging growth company.  See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

☐ Yes ☐ No

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Euroseas Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;
•	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	fluctuations in our stock price as a result of volatility in securities markets;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our Manager’s relationships and reputations in the container shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities, including piracy;
•
the severity and duration of natural disasters or public health emergencies, including the coronavirus (“COVID-19”) pandemic and governments’ related responses to the outbreak which could negatively impact global output and demand and cause a severe or prolonged decline in global economic activity;

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

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial and other data of Euroseas Ltd. for each of the years in the five-year period ended December 31, 2020. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” Excluding fleet data, the selected consolidated financial data of Euroseas Ltd. is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheets at December 31, 2019 and 2020, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

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

See next page for table of Euroseas Ltd. – Summary of Selected Historical Financials.

	Euroseas Ltd. – Summary of Selected Historical Financials (in U.S. Dollars except for Fleet Data and number of shares)
	Year Ended December 31,
	2016	2017	2018	2019	2020
Statement of Operations Data
Time charter revenue	21,409,236	24,278,048	36,062,202	41,769,278	55,681,124
Voyage charter revenue	47,979	559,319	206,682	-	-
Related party management fee income	240,000	240,000	-	-	-
Commissions	(1,151,879)	(1,318,248)	(1,844,147)	(1,745,599)	(2,378,007)
Net revenue, continuing operations	20,545,336	23,759,119	34,424,737	40,023,679	53,303,117
Voyage expenses	(1,209,085)	(1,564,489)	(1,261,088)	(1,055,408)	(1,334,259)
Vessel operating expenses	(13,853,444)	(15,019,342)	(19,986,170)	(23,983,282)	(32,219,689)
Other operating income	-	499,103	-	-	2,687,205
Dry-docking expenses	(2,204,784)	(571,291)	(2,774,924)	(2,714,662)	(536,199)
Vessel depreciation	(4,959,487)	(3,585,965)	(3,305,951)	(4,178,886)	(6,605,976)
Related party management fees	(2,399,461)	(2,632,637)	(3,536,094)	(3,671,335)	(5,293,199)
General and administrative expenses	(2,673,594)	(2,502,203)	(2,565,502)	(2,444,495)	(3,041,435)
Net gain on sale of vessels	10,597	803,811	1,340,952	-	2,453,736
Loss on write-down of vessels held for sale	(5,924,668)	(4,595,819)	-	-	(121,165)
Operating (loss) / income, continuing operations	(12,668,590)	(5,409,713)	2,335,960	1,975,611	9,292,136
Interest and other financing costs	(1,370,830)	(1,554,695)	(3,050,768)	(3,424,969)	(4,125,150)
(Loss)/gain on derivatives, net	(119,154)	12,389	(44,343)	(2,885)	(587,988)
Other investment income	1,024,714	-	-	-	-
Impairment of other investment	(4,421,452)	-	-	-	-
Loss on debt extinguishment	-	-	-	(328,291)	(491,571)
Foreign exchange (loss) / gain	(31,033)	(30,214)	13,963	2,024	(63,007)
Interest income	22,277	37,972	81,792	95,839	17,011
Equity loss in joint venture	(2,444,627)	-	-	-	-
Impairment in joint venture	(14,071,075)	-	-	-	-
Net (loss)/income, continuing operations	(34,079,770)	(6,944,261)	(663,396)	(1,682,671)	4,041,431
Dividends to Series B preferred shares	(1,725,699)	(1,808,811)	(1,335,733)	(1,271,782)	(693,297)
Preferred deemed dividend	-	-	-	(504,577)	-
Net (loss)/income attributable to common shareholders, continuing operations	(35,805,469)	(8,753,072)	(1,999,129)	(3,459,030)	3,348,134
(Loss)/earnings per share attributable to common shareholders- basic and diluted, continuing operations (1)	(35.08)	(6.33)	(1.41)	(1.21)	0.58
Preferred stock dividends declared	1,725,699	1,808,811	1,335,733	1,271,782	693,297
Preferred dividends declared per preferred shares outstanding at end of period	48.60	48.48	68.13	158.97	82.88
Weighted average number of shares outstanding during period, basic and diluted (1)	1,020,713	1,383,440	1,414,775	2,861,928	5,753,917

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

	Euroseas Ltd. – Summary of Selected Historical Financials (continued) As of December 31,
Balance Sheet Data	2016	2017	2018	2019	2020
Current assets, continuing operations	8,285,054	12,168,251	11,994,168	6,297,092	9,690,793
Current assets of discontinued operations	2,159,029	3,914,117	-	-	-
Vessels, net	41,145,269	52,132,079	48,826,128	116,230,333	98,458,447
Deferred assets and other long term assets, continuing operations	33,459,098	28,919,785	6,134,267	4,334,267	2,433,768
Long-term assets of discontinued operations	58,645,054	65,195,329	-	-	-
Total assets	143,693,504	162,329,561	66,954,563	126,861,692	110,583,008
Total current liabilities, continuing operations	9,710,927	12,649,309	11,592,535	24,851,259	28,645,782
Current liabilities of discontinued operations	1,463,708	5,883,288	-	-	-
Long term bank loans, including current portion	20,402,911	34,014,502	36,586,790	84,483,105	66,865,348
Related party loan, current	2,000,000	-	-	5,000,000	2,500,000
Vessel profit participation liability	-	1,297,100	1,067,500	-	-
Long-term liabilities of discontinued operations	28,243,478	30,364,035	-	-	-
Total liabilities	55,781,792	80,021,604	44,376,584	98,753,414	75,228,005
Preferred shares	33,804,948	35,613,759	18,757,361	7,654,577	8,019,636
Number of common shares outstanding (1)	1,359,514	1,409,266	1,564,456	5,600,259	6,708,946
Common stock	40,785	42,279	46,934	168,008	201,268
Total shareholders’ equity	54,106,764	46,694,198	3,820,618	20,453,701	27,335,367

Cash Flow Data		Year Ended December 31,
	2016	2017	2018	2019	2020
Net cash (used in) / provided by operating activities of continuing operations	(5,088,067)	5,053,025	(1,474,830)	3,240,429	2,409,377
Net cash provided by/(used in) investing activities of continuing operations	1,109,456	(16,511,220)	6,253,868	(55,720,226)	16,319,307
Net cash (used in)/ provided by financing activities of continuing operations	(6,341,223)	12,750,658	135,403	45,198,270	(18,320,568)

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

Euroseas Ltd. (continued)

	Euroseas Ltd. – Summary of Selected Historical Financials (continued)
	Year Ended December 31,
Fleet Data (1)	2016	2017	2018	2019	2020

Average number of vessels	8.67	9.28	11.49	13.10	17.23
Calendar days	3,175	3,386	4,191	4,782	6,306
Available days	3,028	3,285	4,115	4,680	6,023
Voyage days	2,844	3,184	3,814	4,636	5,754
Utilization Rate (percent)	93.9%	96.9%	92.7%	99.1%	95.5%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	7,120	7,309	9,179	8,782	9,445
Vessel Operating Expenses	4,363	4,436	4,769	5,015	5,110
Management Fees	756	777	844	768	839
G&A Expenses	842	739	612	511	482
Total Operating Expenses excluding drydocking expenses	5,961	5,952	6,225	6,294	6,431
Drydocking expenses	694	169	662	568	85

(1) For the definition of calendar days, available days, voyage days and utilization rate, see “Item 5.A – Operating Results”.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels and is determined by dividing gross time charter revenue and voyage charter revenue less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also “Item 5.A – Operating Results”). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2016	2017	2018	2019	2020
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	21,409,236	24,278,048	36,062,202	41,769,278	55,681,124
Voyage charter revenue	47,979	559,319	206,682	-	-
Voyage expenses	(1,209,085)	(1,564,489)	(1,261,088)	(1,055,408)	(1,334,259)
Time Charter Equivalent or TCE Revenues	20,248,130	23,272,878	35,007,796	40,713,870	54,346,865
Voyage days	2,844	3,184	3,814	4,636	5,754
Average TCE rate	7,120	7,309	9,179	8,782	9,445

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risk Factor Summary

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

•	The uncertainties in global and regional demand for chartering containerships;
•	The volatile container shipping market and difficulty finding profitable charters for our vessels;
•	Fluctuations in our stock price as a result of volatility in securities markets;
•
The severity and duration of the COVID-19 pandemic, including governments’ related responses to the outbreak which could negatively impact global output and demand and cause a severe or prolonged decline in global economic activity, including possible delays due to quarantine of vessels and crew caused by COVID-19 infections;

•	Our ability to comply with various financial and collateral covenants in our credit facilities;
•	Uncertainties related to the market value of our vessels;
•	Uncertainties related to the supply and demand of containership vessels;
•	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;

•	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;
•	Disruptions in global financial markets relating to terrorist attacks or geopolitical risk;
•	Uncertainties related to conducting business in China;
•	Our dependence on a limited number of customers operating in a consolidating industry;
•	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;
•	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;
•	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;
•	Uncertainties related to availability of new or secondhand vessels to acquire;
•	Uncertainties related to the price of fuel, and our reliance on suppliers;
•	Our ability to attract and retain qualified, skilled crew at reasonable cost;
•	A potential increase in operating costs associated with the aging of our fleet;
•	Our ability to leverage to our advantage our Manager’s relationships and reputation within the container shipping industry;
•	Our ability to hedge against fluctuations in exchange rates and interest rates;
•
The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

•	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;
•	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;
•	Potential conflicts of interest between us, our principal officers and our Manager;
•	Uncertainties related to compliance with sanctions and embargo laws;
•	Uncertainties in the interpretation of corporate law in the Marshall Islands;
•	Uncertainties over our ability to pay dividends, including our Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”);
•	The expected costs associated with complying with public company regulations; and
•	The effect of issuance of preferred stock on the voting power of our shareholders.

Industry Risk Factors

Our future profitability will be dependent on the level of charter rates in the international container shipping industry.

We are an independent shipping company that operates in the container shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influence charter rates. The demand for shipping capacity is determined primarily by the demand for containerized goods trade and the distance that those goods must be moved by sea. The demand for trade is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the COVID-19 pandemic, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

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
Containership rates experienced a declining trend in 2016 that had been underway for a few years, although at a milder pace, reaching, or, for containerships greater than 2000 teu, falling below their 2013 levels, an all-time low. Beginning in early 2017 containership rates started a recovery. In the second half of the year rates initially stabilized and then slightly eased. In 2018 rates initially increased through May to the levels last seen in the second half of 2015, but still remained below their historical average. Thereafter, a decline began which erased the entirety of the gains by year end. Containership rates started in a depressed mode in 2019 but by March had gradually strengthened to levels that, although were below those achieved in the first quarter of 2018, were noticeably higher than the low rates seen in 2016. The remainder of the year saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic that originated in China and subsequently spread to other countries. In 2020, the COVID-19 pandemic resulted in disruptions to industrial production and supply chains, which initially caused uncertainty in the short-term outlook for the sector. During the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future ahead. The sentiment continued into the first quarter of 2021, with containership rates surpassing the last ten-year historical medians.

Rates in the containership market are influenced by the balance of demand for and supply of vessels and may decline again in the future.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable, and as a result so are the rates at which we can charter our vessels.  In addition, we may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders.

Some of the factors that influence demand for vessel capacity include:

•	supply of, and demand for, containerized cargo;
•	changes in the production of semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;
•	global and regional economic and political conditions, armed conflicts and terrorist activities;
•	pandemics, such as the continued outbreak of COVID-19;
•	embargoes and strikes;
•	the location of regional and global manufacturing facilities;
•	availability of credit to finance international trade;
•	the location of consuming regions for semi-finished and finished consumer and industrial products;
•	the distance containerized commodities are to be moved by sea;

•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;
•	changes in seaborne and other transportation patterns; and
•	weather and other natural phenomena.
Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port and canal congestion;
•	changes in environmental and other regulations that may limit the useful life of vessels;
•	the price of fuel;
•	vessel casualties;
•	the number of vessels that are out of service; and
•	changes in global commodity production.

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

In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets’ carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity.

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

The market supply of containerships had been increasing over the last decade, and the number of containerships on order reached historic highs in 2014. The orderbook has gradually declined and in 2020 neared its lowest level of the last twenty years. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. As reported by industry sources, the containership fleet increased by 3.2% in 2016, 2.9% in 2017, 5.6% in 2018, 4.0% in 2019 and 2.9% in 2020. As of March 31, 2021, containership volumes have increased by 3.5%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of March 31, 2021, was approximately 23.9 million teu with approximately another 3.7 million teu, or about 15.5% of the fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since and reached marginally profitable levels during 2018 and into 2019, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused volatility in charter rates. By the end of the year, the market was amongst the best performing across all shipping industries, with charter markets celebrating new highs. Charters renewed or entered into around the end of 2020 were at rates that were profitable, but could decrease again, depending on changes of demand for and supply of shipping capacity. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, China’s growth rate of real gross domestic product, or “GDP”, has been declining and further declined in 2020 due to the impact of COVID-19. In addition, the United States, a major trading partner of China, has imposed tariffs on certain goods and has indicated that it may seek to implement more protectionist trade measures, in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region in general. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Pandemics, such as COVID-19, make it very difficult for us to operate in the short-term and have unpredictable long-term consequences, including our ability to rotate our crew and provide technical support from in-house teams to our vessels which would affect our operations and financial results.

On March 11, 2020, the World Health Organization declared the spread of COVID-19 to be a global pandemic. Since then, the continued outbreak of COVID-19 has forced governments around the world to close non-essential businesses, restrict travel, and put in place other measures which have resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. With the situation constantly evolving with further “waves” of COVID-19 infections worldwide, the hurdle of successfully distributing vaccines across the globe, and the emergence of new variants of COVID-19 that may undermine such vaccines, it is impossible to predict the ultimate severity and long-term impact of the pandemic on the industry and our business.

In addition to economic consequences, there have been operational consequences as international transportation of personnel has been limited or otherwise disrupted. In particular, our crews generally work on a rotational basis, relying largely on international air transport for crew changes. Due to travel restrictions imposed as a result of the pandemic, certain of our crew faced extended periods on board our ships. The crew travel conditions improved over the summer of 2020 and we were able to rotate our crew. International travel remains constrained and any disruptions could impact the cost of rotating our crew, and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts as happened for a period of the last year, which local experts may vary in skill and are difficult to supervise remotely, to conduct work we ordinarily address in-house.

Eurozone’s potential inability to deal with the sovereign debt issues of some of its members could have a material adverse effect on the profitability of our business, financial condition and results of operations.

Despite the efforts of the European Council since 2011 to implement a structured financial support mechanism for Eurozone countries experiencing financial difficulties, questions remain about the capability of a number of member countries to refinance their sovereign debt and meet their debt obligations, especially, as the COVID-19 pandemic resulted in lower economic growth in almost all countries. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism (or “the ESM”), which will be activated by mutual agreement to provide external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse development in the outlook for Eurozone countries could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could have a material adverse effect on our financial position, results of operations and cash flow.

Effects and events related to the Greek sovereign debt and economic crisis may adversely affect our operating results.

Greece has experienced a macroeconomic downturn in recent years, from which it has been slowly recovering, partially as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk Ltd.’s (“Eurobulk,” our affiliated ship management company or “Manager”) operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown has resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 saw a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Rates made progress throughout 2019, although improvements were mostly weighted towards the larger size container segments. The COVID-19 pandemic has also had a major impact on containership rates, causing prolonged uncertainty in the markets through most of 2020. However, by the end of the year, rates reached ten-year highs. The financial challenges faced by liner companies in the last few years, some of which have announced efforts to obtain third party aid and restructure their obligations, including our charterers, may reduce demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

Changes in the economic and political environment in China and policies adopted by the Chinese government to regulate China’s economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, (or “OECD”), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by the nature of the economic reforms pursued by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could adversely affect our business, operating results, financial condition and cash flows.

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

All fourteen of our vessels are employed on time charter contracts. Nine of our vessels are under time charters scheduled to expire during 2021, two are scheduled to expire in 2022, two in 2023, and one in 2024. As of March 31, 2021, the containership charter rates for vessels like ours are above historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that all our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.

As of April 23, 2021, all of our vessels are employed under time charters with remaining terms ranging from less than one month to 40 months based on the minimum duration of the charter contracts, with options to extend for an additional eight to 12 months.  The percentage of our fleet that is under time charter contracts represents approximately 74% of our vessel capacity for the remainder of 2021 and 40% of our capacity in 2022. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn continued as the COVID-19 continued to spread. On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response to the outbreak, governments around the world closed non-essential businesses, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While some economies have begun re-opening in limited capacities, the second and the third “wave” of COVID-19 infections have forced and might continue to cause governments to impose further restrictions of economic activity. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to develop as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. We rely upon the safety management system that we and our technical managers have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and Eurobulk, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations’ International Maritime Organization (the “IMO”). The document of compliance (the “DOC”), and the safety management certificate (the “SMC”), are renewed as required.

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

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 13 vessels that do not comply with the updated guideline and costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA, and within two years, by 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Det Norske Veritas (“DNV”), Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Manager by Bureau Veritas.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of the International Association of Classification Societies (“IACS”). All of our vessels that we have purchased, and may agree to purchase in the future, must be certified as being "in class" prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel. We have all of our vessels, and intend to have all vessels that we acquire in the future, classed by IACS members. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Rising fuel prices may adversely affect our results of operations and the marketability of our vessels.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. While the price of fuel is currently at relatively low levels due to the price of oil, the price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. By October 2018, oil prices reached $76.41/bbl (for West Texas Intermediate, “WTI”) and then fell to $42.53/bbl by December 24, 2018. Thereafter, oil prices rebounded responding, at least partly, to a 90-day trade-war truce agreed between the United States and China. By April 1, 2019 the WTI rose by 49.1% to $63.43/bbl. Oil markets faced a steep one-day loss on August 7, 2019 with the WTI closing at $51.09/bbl, after the United States threatened to impose more tariffs on China, then soared to $62.90/bbl in September when key oil facilities in Saudi Arabia were disabled in a missile attack.  Prices dropped to around $55.0/bbl in October 2019, and then began rising until the end of the year to approximately $61.0/bbl. However, by February 1, 2020 the price dropped to $52.10/bbl, as concerns over the COVID-19 pandemic started emerging, and further dropped to $20.31/bbl by April 1, 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows in April 2020 to $11.26/bbl and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain, sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon the rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In January 2021, oil traded at around $52/bbl. In February, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Still, oil prices are significantly below their 10-year average of circa $68/bbl (for WTI). Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, especially if such increases are combined with lower containership rates.

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the COVID-19 pandemic has affected the rotation of our crew members due to quarantine restrictions placed on embarking and disembarking on our vessels. Any such disruptions could impact the cost of rotating our crew. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower containership rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition.  The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. There may also be long-term adverse impacts from the COVID-19 pandemic which negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission (“SEC”), other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (“QE”) and more recently the reversal of it, high levels of Non-Performing Loans (“NPLs”) in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

In addition, public health threats, such as the COVID-19 pandemic, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches which would affect our operations and financial results.

 As a result of efforts to contain the spread of the COVID-19 pandemic, we and our Manager, have implemented, amongst other measures, government mandated restrictions on the number of people that can be present at our shore office at any point of time.  Thus, our staff and the staff of our Manager are working in the office on a rotational basis. When not working at our shore office location, our staff is working remotely, typically, from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all of the equipment and communication systems that each of our staff is using at their residence. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.

The withdrawal of the United Kingdom from the European Union could adversely affect us.

 The United Kingdom ("U.K.") referendum on its membership in the EU resulted in the U.K. withdrawing from the EU on January 31, 2020 (“Brexit”). We have operations in the EU, and as a result, we face risks associated with the potential uncertainty and disruptions that may follow Brexit, including volatility in exchange rates and interest rates and potential material changes to the regulatory regime applicable to our business or global trading parties. The framework for the U.K. and Europe’s future relationship has been laid out in a Withdrawal Agreement, the final terms of which were agreed on December 24, 2020, and went into effect on January 1, 2021. While the trade agreement reached contemplates zero tariffs and quotas on goods, some aspects relating to financial services have not been agreed upon. Additionally, the end of free movement could significantly disrupt the exchange of people and services between the U.K. and the EU, resulting in the imposition of impediments to trade. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets generally and in the U.K., specifically. While we have limited exposure to the U.K. or the Pound sterling (“GBP”), any of these effects of Brexit, and others we cannot anticipate or that may evolve over time, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The derivative contracts we enter into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our stockholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the London Interbank Offered Rate (“LIBOR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2018, the aggregate notional amount of interest rate swaps relating to our fleet as of such date was $10.0 million. As of December 31, 2019, all previous swap contracts had matured and the Company had no open position in interest rate swaps. In April 2020, we entered into a new interest rate swap agreement for a notional amount of $30.0 million. As of December 31, 2020, the aggregate notional amount of interest rate swaps relating to our fleet was $30.0 million. There is no assurance that our interest rate swap contract or any other derivative contract that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contract or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

To the extent our existing interest rate swap does not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Loss” affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects” and

“Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose the Manager’s services or the Manager may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against our Manager if it defaults on its obligations to us, you will have no recourse against our Manager. Further, we will need to seek approval from our lenders to change the Manager as our ship manager.

Because the Manager is a privately held company, there is little or no publicly available information about it and there may be very little advance warning of operational or financial problems experienced by the Manager that may adversely affect us.

The ability of the Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair the Manager’s financial strength, and because the Manager is privately held it is unlikely that information about its financial strength would become public unless the Manager began to default on its obligations. As a result, there may be little advance warning of problems affecting the Manager, even though these problems could have a material adverse effect on us.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize the expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our stockholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stockholders.

Our business depends upon certain members of our senior management who may not necessarily continue to work for us.

Our future success depends to a significant extent upon our Chairman and Chief Executive Officer (“CEO”), Aristides J. Pittas, certain members of our senior management and our Manager. Mr. Pittas has substantial experience in the container shipping industry and has worked with us and our Manager for many years. He, our Manager and certain members of our senior management team are crucial to the execution of our business strategies and to the growth and development of our business. If these individuals were no longer to be affiliated with us or our Manager, or if we were to otherwise cease to receive services from them, we may be unable to recruit other employees with equivalent talent and experience, which could have a material adverse effect on our financial condition and results of operations.

Certain of our shareholders hold shares of Euroseas in amounts to give them a significant percentage of the total outstanding voting power represented by our outstanding shares.

As of March 31, 2021, Friends Investment Company Inc., (or “Friends”), Containers Shareholders Trinity Ltd., Colby Trading Ltd., Eurobulk Marine Holdings Inc. and Diamantis Shareholders Ltd., all affiliates of the Company controlled by the Pittas family and partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 60.2% of the outstanding shares of our common stock and unvested incentive award shares, representing 58.3% of total voting power (after accounting for the certain voting rights of our Series B Preferred Shares before conversion and 56.4% of total voting power on an as converted basis). As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. In addition, as of March 31, 2021, funds advised by Tennenbaum Capital Partners LLC (“TCP”) and Preferred Friends Investment Company Inc., an affiliate of the Company partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owned shares of our Series B Preferred Shares that are convertible into 4.8% and 3.0%, respectively, of our common shares and unvested incentive award shares on an as-converted basis.

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

Companies affiliated with Eurobulk or our officers and directors may acquire additional containership vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any containership that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with EuroDry Ltd. (“EuroDry”), a publicly listed company spun-off from Euroseas in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 (rather than in cash). After that date, dividends to holders of the Series B Preferred Shares were paid in cash until March 31, 2020. On April 1, 2020, the Company agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or 8.0% per annum if paid in cash, until January 29, 2021, after which the dividend rate was set to increase to 14% per annum. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares (“Preferred Shares”) outstanding (par value $1,000 per share) and paid $2.0 million to our Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Preferred Shares shareholders to set the dividend rate of its Preferred Shares to 8.0% per annum if paid in cash and 9.0% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14% per annum. In the future, we may have insufficient cash available to redeem our Series B Preferred Shares. The amount we can pay for dividends or use to redeem Series B Preferred Shares depends upon the amount of cash we generate from our operations, which may fluctuate. If we do not have sufficient cash to pay dividends to holders of the Series B Preferred Shares, then our failure to pay such dividends would be a dividend payment default and would therefore cause the dividend rate to increase, pursuant to the terms of the Amended and Restated Statement of Designation of the Series B Preferred Shares. In addition, failure to pay dividends on our Series B Preferred Shares when due will adversely affect our ability to utilize shelf registration statements to sell our securities, which has been an important fund-raising avenue for us in the past.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2020, we had total bank debt of approximately $67.3 million. Our bank debt repayment schedule as of December 31, 2020 required us to repay $29.8 million of bank debt during the next two years and all remaining bank debt in the third year. As of March 31, 2021, we repaid $2.2 million of our total bank debt decreasing our outstanding bank debt to $65.1 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We are exposed to volatility in LIBOR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. If volatility in LIBOR occurs, it could affect our profitability, earnings and cash flow.

 LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of our variable rate indebtedness and obligations. The amount outstanding under our senior secured credit facilities has been, and amounts under additional credit facilities that we may enter in the future, will generally be, advanced at a floating rate based on LIBOR, which has been volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, but may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Even if we enter into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends.  The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” On November 30, 2020 the administrator of LIBOR, ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association (“ISDA”) that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process. Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as our cash flows, including cash available for dividends to our stockholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties for us.

In order to manage our exposure to interest rate fluctuations, we use and may in the future use additional interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Such risk may have an adverse effect on our financial condition and results of operations.

As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.

Our Manager’s current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on our Manager to recruit suitable additional seafarers and shore-side administrative and management personnel. Our Manager may not be able to continue to hire suitable employees as we expand our fleet. If our Manager’s affiliated crewing agent encounters business or financial difficulties, we can make satisfactory arrangements with unaffiliated crewing agents or else we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our and our Manager’s ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition and operating cash flows. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain "key man" life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•
business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as the COVID-19 outbreak; and

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located.  We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels’ positions.  The loss of earnings and any costs incurred while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2021, the vessels in our fleet had an average age of approximately 17.0 years.  As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2021, the vessels in our fleet had an average age of approximately 17.0 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

We procure insurance for our fleet against risks commonly insured by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel except in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

Because we obtain some of our insurance through protection and indemnity associations (“P&I Associations”), we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the P&I Associations.

We are indemnified for legal liabilities incurred while operating our vessels through membership in P&I Associations or clubs.  P&I Associations are mutual insurance associations whose members must contribute to cover losses sustained by other association members.  The objective of a P&I Association is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the association.  Claims are paid through the aggregate premiums of all members of the association, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the association.  We cannot assure you that the P&I Association to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect us.  Claims submitted to the association may include those incurred by members of the association as well as claims submitted to the association from other P&I Associations with which our P&I Association has entered into inter-association agreements.

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

If these piracy attacks occur in regions in which our vessels are deployed that insurers characterized as “war risk” zones or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including the employment of onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter-hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and earnings.

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

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time. We do not carry cyber-attack insurance, which could have a material adverse effect on our business, financial condition and results of operations.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities it could lead to monetary fines or penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions of embargo laws during 2020, and we endeavor to take precautions reasonably designed to mitigate such risks,  it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.  Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S. government, the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2021, none of our vessels have called on ports in Sanctioned Jurisdictions in the past or are arranged to call such ports in the future. The vessels’ ship owning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba or entities that these countries control.

 Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions or embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

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

 Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United

States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply. However, it is not yet clear how the United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in:

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

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the other rules and regulations of the SEC, including the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”). Section 404 of Sarbanes-Oxley requires that we evaluate and determine the effectiveness of our internal control over financial reporting.

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

We generate all our revenues in U.S. dollars, but we incur approximately 25% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 7% in 2020 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows. In 2020, we had no exposure to the GBP.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2020, 2019, and 2018, approximately 71%, 86%, and 97%, respectively, of our revenues derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.

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

Under Section 404 of Sarbanes-Oxley, we are required to include in each of our annual reports on Form 20-F a report containing our management’s assessment of the effectiveness of our internal control over financial reporting. If, in such annual reports on Form 20-F, our management cannot provide a report as to the effectiveness of our internal control over financial reporting as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2020 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.  In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

Although our shares of common stock have traded on the Nasdaq Global Market since January 31, 2007, on the Nasdaq Global Select Market since January 1, 2008, and on the Nasdaq Capital Market since June 26, 2015, the trading volume had been lower over the last couple of years. In recent months, we have seen an increase in trading volume on our shares, which is reflected, in part, by the increased demand in the international containership market. However, our shares may once again return to lower trading volumes in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

The market price of our common stock has recently been volatile and may continue to be volatile in the future, and as a result, investors in our common stock could incur substantial losses on any investment in our common stock.

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $2.63 per share on November 2, 2020 and $13.26 per share on April 23, 2021. In addition, on February 12, 2021, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $8.63 per share and a high of $11.27 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

The international container shipping industry has been highly unpredictable.  In addition, the stock markets in general, and the markets for container shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, the ongoing COVID-19 pandemic has caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.

Investors may purchase our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent an aggregate short exposure in our common stock becomes significant, investors with short exposure may have to pay a premium to purchase common stock for delivery to common stock lenders at times if and when the price of our common stock increases significantly, particularly over a short period of time. Those purchases may in turn, dramatically increase the price of our common stock. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in our common stock that are not directly correlated to our business prospects, operating performance, financial condition or other traditional measures of value for the Company or our common stock.

If our common stock does not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common stock could be delisted.

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share.  If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the 180-day cure period. If the price of our common stock closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common stock could be delisted. On January 14, 2019, we received such a notice as our share price traded below $1.00 for 30 consecutive days, however Nasdaq determined that the Company was eligible for an additional 180-day period, or until January 13, 2020, to regain compliance. In December 2019, we effected a 1-for-8 reverse stock split to comply with the minimum share price requirement. Our common stock has been above $1.00 per share since this reverse stock split.

If the market price of our common stock falls below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common stock as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common stock.

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

Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, on May 10, 2019 we adopted a shareholders' rights plan, which replaced and is substantially similar to our prior shareholder rights agreement that expired on May 27, 2019, pursuant to which our Board of Directors may cause the substantial dilution of any person that attempted to acquire us without the approval of our Board of Directors.  These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

On January 27, 2014 we entered into an agreement to sell 25,000 of our Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  Pursuant to a registration rights agreement between us and TCP, we filed a registration statement registering for resale all of the common shares issuable upon conversion of the Series B Preferred Shares, which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), if such shares are sold under the registration statement. On December 29, 2016 we sold 89,928 shares of our common stock to Friends for total proceeds of $1,000,000. Further, on December 23, 2016 we issued 112,500 shares of our common stock to two funds managed by TCP in order to purchase the M/V “RT Dagr”. Pursuant to a registration rights agreement with TCP, on March 12, 2020 we filed a registration statement covering among other things the resale of such shares, and the registration statement was declared effective on May 7, 2020. In June 2019, we redeemed $11.7 million of our Series B Preferred Shares, leaving an $8 million face value of our Series B Preferred Shares outstanding. In August 2019, we issued 2,816,901 shares of our common stock for the acquisition of M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Kea” and M/V “Diamantis P”, owned by affiliates of the Pittas family, including our Chief Executive Officer. In November 2019, the acquisition of M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (the “Synergy vessels”) was partially financed through a private placement of $6 million, subscribed equally by an entity affiliated with our Chief Executive Officer and an entity controlled by the seller of the Synergy vessels, resulting in the issuance of 1,056,338 shares of our common stock.  On November 16, 2020, we issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment, which was part of the agreement to purchase the Synergy vessels. On November 24, 2020, we issued 702,247 shares of our common stock to Colby Trading Ltd (“Colby”), a company affiliated with our Chairman and Chief Executive Officer, in connection with the conversion of the outstanding balance of $1.875 million out of the $2.5 million loan Colby had provided us in September 2019. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding (par value $1,000 per share) and paid $2.0 million to the Preferred Shares shareholders. In connection with the redemption, we agreed with our Preferred Shares shareholders to set the dividend rate of our Preferred Shares to 8.0% per annum if paid in cash, and 9.0% per annum if paid in-kind at the Company’s option, until the ninth anniversary of the Preferred Shares on January 29, 2023; the dividend rate was set to increase to 14% per annum on January 29, 2021.

In December 2016 and January 2017, we filed with the SEC two prospectus supplements to issue and sell, in an at-the-market (“ATM”) offering, shares of our common stock having an aggregate offering price of up to $10 million. From December 21, 2016 through January 26, 2017, we issued and sold 160,078 shares of our common stock through the ATM offering for net proceeds of approximately $2.7 million. In October 2018, we filed with the SEC a new prospectus supplement under which we may issue and sell, in an ATM offering, shares of our common stock having an aggregate offering price of up to $4.2 million; in October 2019, we issued and sold 144,727 shares of our common stock in this ATM offering for net proceeds of approximately $0.85 million. On March 12, 2020, we filed with the SEC a shelf registration statement on Form F-3 and filed amendments thereto on March 27, 2020 and May 4, 2020, which gave us the ability to sell in one or more offerings, within a three-year period, up to 2,369,950 shares of our common stock that were previously acquired in private transactions or in the open market or which are issuable upon conversion of Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) or any convertible notes into which the Series B Preferred Shares may convert. On August 3, 2020, we issued and sold 200,000 shares of common stock under our at-the-market offering for net proceeds of approximately $0.7 million. On January 29, 2021, we sold 74,301 shares of common stock under our at-the-market offering for approximately $0.65 million of net proceeds. On February 3, 2021, we filed with the SEC a new prospectus supplement under which may issue and sell, in an ATM offering, shares of our common stock having an aggregate offering price of up to $5,242,800.  On February 12, 2021, we sold 8,600 shares of common stock under our at-the-market offering for approximately $0.09 million net proceeds.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares in 2014 (of which 6,365 are outstanding as of March 31, 2021) and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and Development of the Company

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector.  Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of March 31, 2021, our fleet consisted of 14 containerships. The total cargo carrying capacity of the 14 containerships is 539,487 dwt or 42,281 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time.  Since June 2005, the Company has purchased 36 vessels, sold 20 vessels and ordered four newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, while one newbuilding vessel contract was cancelled. The Company spun-off 6 of its vessels into EuroDry on May 30, 2018.

During 2019, we acquired eight containership vessels. In August 2019, we took delivery of four feeder containerships, owned by affiliates of the Pittas family including our CEO, for $28.2 million (comprising a cash consideration of $15 million and the issuance of 2,816,901 common shares), the M/V EM Hydra and M/V EM Spetses, both 1,740 teu feeder containerships built in 2005 and 2007, respectively, the M/V EM Kea, a 3,100 teu feeder containership built in 2007, and the M/V Diamantis P, a 2,008 teu feeder containership built in 1998. In November 2019, we took delivery of four intermediate 4,253 teu containerships, three built in 2009 and one in 2008, and also assumed the charters they were under. The vessels were acquired from companies controlled by Synergy Holdings Limited for approximately $40 million. During 2020, we sold five of our containership vessels. In July 2020, we completed the sale of three of our containership vessels for scrap, the M/V Manolis P, M/V EM Oinousses and M/V Kuo Hsiung, and in September 2020 we completed the sale of the M/V Ninos for scrap, for a total of approximately $9.8 million of net proceeds. In November 2020, we sold the M/V EM Athens for further trading for a total of $4.9 million of net proceeds.

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

Our fleet consists of containerships that transport container boxes providing scheduled service between ports.  Please see the information in the section titled "Our Fleet", below. During 2018, 2019, and 2020 we had a fleet utilization of 92.7%, 99.1%, and 95.5% respectively, our vessels achieved daily time charter equivalent rates of  $9,179, $8,782, and $9,445 respectively, and we generated voyage charter revenue and time charter revenue totalling  $36.27 million, $41.77 million, and $55.68 million respectively.

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

Our Fleet

As of April 23, 2021, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Nov-21 TC until Sept-22	$17,250; $20,000
SYNERGY BUSAN(+)	Intermediate	50,726	4,253	2009	TC until Aug-21 TC until Aug-24	$12,000 $25,000
SYNERGY ANTWERP(*)	Intermediate	50,726	4,253	2008	TC until Sep-23	$18,000

SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until Jun-21	CONTEX(**) 4,250 TEU less 10% Currently $42,055 minus 10% from Apr-21 until Jul-21
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-22 plus 8-12 months option	$10,000 until Jun-21; $11,750 until Jun-22; option $14,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until Apr-21 TC until May-23	$8,100 $22,000
EM ASTORIA(+)	Feeder	35,600	2,788	2004	TC until Feb-22	$18,650
EVRIDIKI G (+)	Feeder	34,677	2,556	2001	TC until Dec-21	$15,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Sep-21	$10,200
DIAMANTIS P(+)	Feeder	30,360	2,008	1998	TC until Aug-21	$6,500
EM SPETSES(+)	Feeder	23,224	1,740	2007	TC until Jul-21	$8,100
EM HYDRA(+)	Feeder	23,351	1,740	2005	TC until May-21	$7,200
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Apr-21 TC until Oct-22	$8,050 $16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Mar-22	$11,500
Total Container Carriers	14	539,487	42,281

(*)
TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)
The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for containerships. It is based on assessments of the current day charter rates of six selected containership types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU, all with a charter period of two years.

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market. As of April 23, 2021, all of our vessels are employed under time charter contracts.

As of April 23, 2021, approximately 74% of our ship capacity days for the remainder of 2021 and approximately 40% of our ship capacity days in 2022 are under contract.

In “Critical Accounting Policies – Impairment of vessels” below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We may not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2019 and 2020, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2019 (in millions)	Carrying Value as of December 31, 2020 (in millions)
Container Carriers	(teu)
EVRIDIKI	2,556	May-2008	$8.06(1)	$7.27(2)
MANOLIS P	1,452	Apr-2007	$1.79	-
NINOS	1,169	Feb-2001	$1.51	-
KUO HSIUNG	1,169	May-2002	$1.57	-
EM OINOUSSES	2,506	Oct-2017	$3.86	-
EM ATHENS	2,506	Sep-2017	$3.87
JOANNA	1,732	Jul-2013	$3.40	$3.02
AEGEAN EXPRESS	1,439	Sep-2016	$2.25	$1.99
AKINADA BRIDGE	5,610	Dec-2017	$10.33	$9.72
EM ASTORIA	2,788	Jun-2017	$4.42	$4.31
EM CORFU	2,556	Nov-2017	$4.95	$4.66
EM KEA	3,100	Aug-2019	$9.31	$8.91
EM SPETSES	1,740	Aug-2019	$7.40	$7.00(2)
EM HYDRA	1,740	Aug-2019	$6.57	$6.18(2)
DIAMANTIS P	2,008	Aug-2019	$4.95(1)	$4.29
SYNERGY BUSAN	4,253	Nov-2019	$10.12	$10.10
SYNERGY ANTWERP	4,253	Nov-2019	$10.06	$9.82
SYNERGY OAKLAND	4,253	Nov-2019	$10.45	$10.16
SYNERGY KEELUNG	4,253	Nov-2019	$11.36	$11.03
Total Container Carriers	42,281		$116.23	$98.46

(1) Indicates container vessels for which we believe, as of December 31, 2019, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2019.  We believe that the aggregate carrying value of these vessels, assessed separately, of $13.01 million as of December 31, 2019 exceeds their aggregate basic charter-free market value of approximately $11.50 million by approximately $1.51 million.  As further discussed in “Critical Accounting Policies – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2019 were recoverable.

(2) Indicates container vessels for which we believe, as of December 31, 2020, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2020.  We believe that the aggregate carrying value of these vessels, assessed separately, of $20.45 million as of December 31, 2020 exceeds their aggregate basic charter-free market value of approximately $19.50 million by approximately $0.95 million.  As further discussed in “Critical Accounting Policies – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2020 were recoverable.

We note that as of March 31, 2021, all of our container vessels are employed under time charter contracts of durations from less than one to 40 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled “The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels” and the discussion in Item 3.D under “Industry Risk Factors.”

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

Our Master Management Agreement with Eurobulk compensates Eurobulk with an annual fee and a daily management fee per vessel managed. Our Master Management Agreement, which we initially entered into in 2008, was amended and restated as of January 1, 2018, and its term was extended until January 1, 2023.  It provided for a 5% discount of the daily vessel management fee for any period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by Eurobulk is greater than 20 (“volume discount”), which was permanently incorporated into the daily management fee effective January 1, 2018 (see below). The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. This Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the Master Management Agreement, vessels we might acquire in the future will enter into a separate management agreement with Eurobulk with a term and rate as specified in the Master Management Agreement.

 Under the amended and restated Master Management Agreement, as of January 1, 2018, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.50 Euros) of that amount for any vessel laid up. The volume discount has been permanently incorporated into the daily management fee which remained unchanged at 685 Euros in 2018, 2019 and 2020, and will be adjusted annually for inflation in the Eurozone. On May 30, 2018, the Company signed an addendum with the Manager according to which daily management fees were kept at 685 Euros per day per vessel and, effective May 30, 2018, the fixed cost was adjusted to $1,250,000. As a result, for the year 2018, the fixed cost was calculated at $2,000,000 pro-rated for the period of January 1, 2018 until May 30, 2018 and at $1,250,000 for the period of May 31, 2018 until December 31, 2018. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk Ltd. for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019. There was no adjustment for inflation from January 1, 2020, to date and, hence, we continue to pay an annual fee of $2,000,000 and a fee of 685 Euros per vessel per day in operation and 342.5 Euros per vessel per day in lay-up. In the case of newbuilding vessel contracts, the same management fee of 685 Euros becomes effective when construction of the vessels actually begins.

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

•
Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17.0 years on March 31, 2021, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $6,431 per day for the year ended December 31, 2020. We consider this amount to be among the lowest of the publicly listed containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2020, our operational fleet utilization was 98.0%, down from 99.9% in 2019, while our commercial utilization rate was 97.5%, also down from 99.2% in 2019. Our total fleet utilization rate in 2020 was 95.5%.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

•
Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. On May 30, 2018, we spun-off our drybulk fleet (excluding M/V Monica P, which was agreed to be sold) into EuroDry. As a result of the spin-off and subsequent sale of the M/V Monica P in June 2018, we became a pure containership company. In August and November 2019, we acquired eight secondhand containerships, expanding our fleet to 19 containership vessels. In July, September and November 2020, we sold five containerships, leaving us with 14 containership vessels.

•
Maintain Balanced Employment. We intend to employ our fleet on either longer term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 23, 2021, on the basis of our existing time charters, approximately 74% of our vessel capacity for the remainder of 2021 and approximately 40% in 2022 are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

•
Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2020 calls for a reduction of approximately 31% of our debt by the end of 2021 and an additional reduction of about 19% by the end of 2022 for a total of 50% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

•
Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 we are implementing technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and our top five customers in 2020 include four of our top five customers from 2019 and three from 2018. Our top five customers accounted for approximately 64% of our revenues in 2020, 87% of our revenues in 2019 and 95% of our revenues in 2018. In 2020, Maersk, MSC, CMA and GSS accounted for 19%, 18%, 17% and 10% of our revenues, respectively. In 2019, CMA, GSS, Hapag Lloyd, MSC and Maersk accounted for 24%, 21%, 16%, 15% and 11% of our revenues, respectively. In 2018, CMA, GSS and MSC accounted for 51%, 33% and 11%, of our revenues, respectively. Our dependence on our key charterer customers is moderate, as in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak.

The Containership Industry

Containership shipping refers to the transport of containerized trade which encompasses mainly the carriage of finished goods, but an increasing number of other cargoes in container boxes. Containerized trade has been the fastest growing sector of seaborne trade, although in the last three years the rate of growth has slowed. Containerships are categorized by their size measured in terms of twenty-foot equivalent unit (“teu”) capacity and whether they have their own gearing (cranes). The different categories of containerships are as follows: (i) Post-Panamax vessels are generally vessels with carrying capacity of more than 4,000 teu; (ii) Panamax vessels are vessels with carrying capacity from 3,000 to 4,000 teu, and, in some designs, even up to 5,000 teu; these vessels are called such because the measurements of their beam and draft are the maximum allowable through the original Panama Canal; and (iii) Feeder containerships are vessels with carrying capacity from 500 to 3,000 teu and are usually equipped with cargo loading and unloading gear. Containerships are primarily employed in time charter contracts with liner companies, which in turn employ them as part of the scheduled liner operations. Feeder containerships are put in liner schedules feeding containers to and from central regional ports (hubs) where larger containerships provide cross ocean or longer haul service. The length of the time charter contract can range from several months to years.

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. (“Eurochart”), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete with other shipowners of carriers primarily in the Feeder and Panamax containership sectors. Ownership of containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Performance Shipping Inc. (formerly Diana Containerships Inc.) (NYSE: DCIX).

Seasonality

The containership shipping industry’s seasonal trends are driven by the import patterns of manufactured goods and refrigerated cargoes by the major importers, such as the United States, Europe and Japan. The volume of containerized trade is usually higher in the fall in preparation for the holiday season. During this period, container shipping rates are higher and, as a result, so are charter rates.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels.  Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”).  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPs”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Additionally, MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 may be adopted at the MEPC 76 session, to be held during 2021.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The documents of compliance and safety management certificates are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles.  It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. To comply with these regulations, we have developed a Cybersecurity Manual for all our vessels, that was reviewed by IMO’s Maritime Safety Committee in March 2021.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

Once mid-ocean exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments may be formally adopted at MEPC 76 in 2021.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $ 997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown, and recently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On April 21, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” Under the final Navigable Waters Protection Rule, there were four clear categories of jurisdictional waters and 12 categories of exclusions.  The final rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

 The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained.  The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses.  The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”).  As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in

August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”).  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state.  Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention,  include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping).

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

Vessel	Next	Type
EVRIDIKI G.	June 2021	Special Survey (Drydocking)
EM CORFU	October 2021	Special Survey (Drydocking)
AKINADA BRIDGE	November 2021	Intermediate Survey
AEGEAN EXPRESS	October 2022	Special Survey (Drydocking)
EM ASTORIA	October 2021	Intermediate Survey
JOANNA P	January 2022	Intermediate Survey
EM SPETSES	July 2022	Special Survey (Drydocking)
EM KEA	Dec 2022	Special Survey (Drydocking)
EM HYDRA	July 2022	Special Survey (Drydocking)
DIAMANTIS P	September 2021	Intermediate Survey (Drydocking)
SYNERGY BUSAN	January 2022	Intermediate Survey
SYNERGY ANTWERP	November 2021	Intermediate Survey
SYNERGY OAKLAND	February 2022	Intermediate Survey
SYNERGY KEELUNG	May 2022	Intermediate Survey

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.	Organizational structure

Euroseas is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements” and in Exhibit 8.1 to this annual report.

D.	Property, plants and equipment

We do not own any real property.  As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk.  We do not have current plans to lease or purchase office space, although we may do so in the future.

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries.  Our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with “Item 3. Key Information – D. Risk Factors”, “Item 4. Business Overview”, and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to “we,” “our” and “us” refer to Euroseas and our subsidiaries, except where the context otherwise indicates or requires.

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

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see “Critical Accounting Policies”, below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.

Significant Developments in 2020

Vessel sales

In line with the Company’s strategy to dispose older vessels, we sold four vessels for scrap and one vessel for further trading during 2020. On July 2, 2020, we sold the M/V “Manolis P” for scrap for net proceeds of $2.0 million, of which $1.875 million was used to repay the outstanding loan of the vessel. On July 17, 2020, we sold the M/V “Oinousses” for scrap for net proceeds of $3.6 million, all of which were used to repay the outstanding loan of the vessel. On July 30, 2020, we sold the M/V “Kuo Hsiung” for scrap for net proceeds of $1.9 million. A total of $1.375 million was used to repay the outstanding loan of the vessel. On September 30, 2020 we sold for scrap the M/V “Ninos” for net proceeds of $2.3 million, of which $1.0 million was used to repay the outstanding loan on the vessel. On November 9, 2020, we sold the M/V “EM Athens” for further trading, for net proceeds of $4.9 million, of which $3.75 million was used to repay the outstanding loan of the vessel.

Loan restructurings

During 2020, we agreed with three of our lenders to defer a portion of our 2020 loan repayments to be repaid together with the respective balloon instalments. A total of $6.4 million was rescheduled to December 2021, or within 2022 and 2023.

Synergy payment

On November 16, 2020, we issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment agreed upon on November 7, 2019 as part of the agreement for the acquisition of the M/V "Synergy Busan", M/V "Synergy Keelung", M/V "Synergy Oakland" and M/V "Synergy Antwerp". Under the said agreement Euroseas would issue certain shares of its common stock to Synergy Holdings Limited under the following terms: If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas would issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time. This contingency was resolved on November 16, 2020 with the Index Value being higher than the Index Value on November 15, 2020 and the above-said shares were issued.

Related party loan

On November 24, 2020, we received notice from Colby, which had provided us with a loan of $2.5 million in September 2019, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into shares of our common stock as per the terms of the loan. As a result, we issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan.

Offerings

On August 3, 2020 we issued and sold 200,000 shares of our common stock through our at-the-market offering for net proceeds of approximately $0.7 million.

A. Operating results

Factors Affecting Our Results of Operations

We believe that the important measures for analysing trends in the results of our operations consist of the following:

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

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.

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

Dry-docking expenses. Dry-docking expenses relate to regularly scheduled intermediate survey or special survey necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Our vessels are required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are trading. Dry-docking expenses are accounted for using the direct expense method as this method eliminates the significant amount of time and subjectivity to determine which costs and activities related to drydocking and special survey should be deferred.

General and administrative expenses. We incur expenses consisting mainly of executive compensation, professional fees, directors’ liability insurance and reimbursement of our directors’ and officers’ travel-related expenses. We acquire executive services of our chief executive officer, chief financial officer, chief administrative officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

Gain / (Loss) on derivatives, net. We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under Gain / (loss) on derivatives, net, unless specific hedge accounting criteria are met.

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

Results from Operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Time charter revenue. Time charter revenue for 2020 amounted to $55.68 million, increasing by 33.3% compared to $41.77 million for the year ended December 31, 2019. In 2020, we operated an average of 17.23 vessels, a 32% increase over the average of 13.10 vessels we operated during the same period in 2019. In the year 2020 our fleet had 5,754 voyage days earning revenue as compared to 4,636 voyage days earning revenue in 2019. Market charter rates in 2020 were on average at higher levels for our containership vessels compared to the same period of 2019 due to the different composition of our fleet, which in 2020 contained younger and larger vessels on average compared to the corresponding period in 2019, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $9,445 per day per vessel in 2020 compared to a TCE rate of $8,782 per day per vessel in 2019, an increase of 8%.  We had 283 scheduled off-hire days (including drydocking and time during which vessels were not available to generate revenues because they were committed for sale or suffered unrepaired damages), 151 commercial off-hire and 118 operational off-hire days in 2020, compared to 102 scheduled off-hire days, including drydocking, 38 commercial off-hire and 5 operational off-hire days in 2019. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market, including time charters linked to an index, which is influenced by market developments.

Commissions. We paid a total of $2.38 million in charter commissions for the year ended December 31, 2020, representing 4.3% of charter revenues. This represents a slight increase over the year ended December 31, 2019, where commissions paid were $1.75 million, representing 4.2% of charter revenues.

Voyage expenses. Voyage expenses for the year 2020 were $1.33 million and relate to expenses for repositioning voyages between time charter contracts and owners’ expenses at certain ports. For the year ended December 31, 2019, voyage expenses amounted to $1.06 million and related mainly to the types of voyage expenses mentioned above. Our vessels are generally chartered under time charter contracts. Voyage expenses usually represent a small fraction (2.4% and 2.5% in 2020 and 2019, respectively) of charter revenues. Voyage expenses are dependent on the number of voyage charters, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $32.22 million in 2020 compared to $23.99 million in 2019. In 2020, we operated an average of 17.23 vessels, a 32% increase over the average of 13.10 vessels we operated during the same period in 2019. Further, daily vessel operating expenses per vessel amounted to $5,110 per day in 2020 versus $5,015 per day in 2019, an increase of 1.9% mainly due to increased crew costs resulting from difficulties in crew rotation due to COVID-19 related restrictions.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2020, Eurobulk charged us 685 Euros per day per vessel totalling $5.29 million for the year, or $839 per day per vessel. During 2019, Eurobulk charged us 685 Euros per day per vessel totalling $3.67 million for the year, or $768 per day per vessel. The increase in the total amount of U.S. dollars charged within 2020 is due to the higher number of vessels operated within 2020 compared to the previous year and due to the unfavourable movement in Dollar/Euro exchange rates.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2020, we had a total of $3.04 million of general and administrative expenses as compared to $2.44 million in 2019. The increase of $0.6 million is due to the increased fixed annual executive compensation to the Manager during 2020, which has been in effect since November 15, 2019 (see Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions).

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2020, we had one vessel that underwent intermediate survey in-water and three vessels that underwent their special surveys in-water for a total cost of $0.54 million. In 2019, we had one vessel completing her special survey with drydock, four vessels completing their intermediate surveys in-water and a vessel completing her special survey with drydock that started in 2018, for a total cost of $2.71 million.

Vessel depreciation. Vessel depreciation for 2020 was $6.61 million, compared to $4.18 million for 2019. The increase is due to the higher average number of vessels in our fleet in 2020.

Net gain on sale of vessels. In 2020, we sold four vessels for scrap and one vessel for further trading for a total of $14.62 million of net proceeds and we recorded a $2.45 million net gain on the sale. In 2019 we had no vessel sales.

Loss on write-down of vessel held for sale. In 2020, we recorded a loss on write-down of vessel held for sale of $0.12 million. This amount was booked in order to reduce the carrying value of the M/V "EM Oinousses", held for sale as of June 30, 2020 to its fair value less costs to sell, by reference to its negotiated and thereafter agreed sale price. There was no such case in 2019.

Other operating income. Other operating income for the year ended December 31, 2020 was $2.69 million as compared to nil in 2019. In January 2020, the M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluation. The Company agreed with the hull and machinery underwriters an “unrepaired damage” claim of $2.69 million, which was recorded as other operating income in 2020. The vessel was sold for scrap as is, without effecting any permanent repairs. There was no such case in 2019.

Interest and other financing costs. Interest expense and other financing costs for the year 2020 were $4.13 million. Comparatively, during the same period in 2019, interest and other financing costs amounted to $3.42 million. Interest expense charged was higher in 2020 due to the higher average outstanding debt, partly offset by the lower average LIBOR rate on our loans, as compared to 2019.

Loss on derivatives, net. In 2020, we had an unrealized loss of $0.57 million from the mark to market valuation on our interest rate swap contract that we entered into in April 2020 and a realized loss of $0.02 million for the net interest settlement on our interest rate swap contract, compared to a realized loss of $0.003 million in 2019, from the net interest settlement on our interest rate swap contract that we entered into in October 2014 and matured in May 2019. We have entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Loss on debt extinguishment. For the year ended December 31, 2020, loss on debt extinguishment was $0.49 million and related to the conversion of one of the related party loans, with an outstanding balance of $1.875 million, into common shares of the Company. The difference between the share price less the conversion price was reflected in loss on debt extinguishment. For the year ended December 31, 2019, loss on debt extinguishment was $0.33 million and related to the write-off of the unamortized debt discount in connection with the refinancing of the participating mortgage loan the Company had entered into with Credit Agricole, partly offset by the lower amount, at which the vessel profit participation liability was finally settled.

Dividend Series B Preferred Shares and Preferred deemed dividend. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to June 10, 2019, the Series B Preferred Shares carried a dividend of 12% per annum, which was paid in cash. On June 10, 2019, we agreed to redeem $11.7 million of the outstanding Series B Preferred Shares with a simultaneous reduction of the dividend rate for the remaining outstanding shares to 8.0% per annum effective from June 11, 2019 until January 29, 2021, payable in cash. From June 11, 2019 until March 31, 2020, dividends to Preferred shareholders were paid in cash at an annual rate of 8.0% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. In 2020, the Company declared preferred dividends of $0.69 million, of which $0.15 million were paid in cash, $0.37 million were paid in-kind, and $0.17 million were accrued as of December 31, 2020 and were paid in cash in the first quarter of 2021. In 2019, the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash and another $0.16 million were accrued as of December 31, 2019 and were paid in cash in the first quarter of 2020, and recorded preferred deemed dividends of $0.50 million arising out of the redemption of approximately $11.7 million of Series B Preferred Shares.

Net (loss) / income attributable to common shareholders. As a result of the above, net income attributable to common shareholders for the year ended December 31, 2020 was $3.35 million, as compared to a net loss of $3.46 million for the year ended December 31, 2019.

Year ended December 31, 2019 compared to year ended December 31, 2018

For a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

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

Impairment of vessels

We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the vessels may not be recoverable. If indicators for impairment are present, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss calculated by comparing the vessel’s carrying value to its estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculates the historical average rates over a 19-year period for 2020, excluding peak periods, and an 18-year period for 2019, which both start in 2002 and take into account complete market cycles, and which provide a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and it also requires assumptions for:

•	the effective fleet utilization rate;

•	estimated scrap values;

•	vessel operating costs;

•	future drydocking costs; and

•	probabilities of sale for each vessel.

Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 1.5% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. Our impairment test for the year ended December 31, 2020 identified three of our vessels with indication for impairment as presented in the following table. For these vessels, we performed our impairment analysis which indicated no impairment. Furthermore, we performed sensitivity analysis for the charter rates (which is the input most sensitive to variations) allowing for a decrease of up to 10% in the rates used from the third year onwards, or using the average rates from the third year onwards taken over the period after the financial crisis, from 2009 to 2020, without an impairment indication.

There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and approach historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly in the second half of 2020 may return to their previously very depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”.

For the three vessels which as of December 31, 2020 had impairment indication, a comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average “break even rate” for the uncontracted period is presented below:

Vessel	Charter Rate as of 12/31/2020	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2021)	Rate Year 2 (2022)	Rate Year 3+ (2023+)	Breakeven Rate (USD/day)
Evridiki G	15,500	12	5.5	15,500	13,840	11,009	9,206
EM Spetses	8,100	6	11.5	11,655	11,655	9,383	8,558
EM Hydra	7,200	5	9.5	11,655	11,655	9,383	8,404

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

 Our short-term liquidity requirements include paying operating expenses, funding working capital requirements, interest and principal payments on outstanding debt, paying our preferred dividends and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at December 31, 2020 were $6.3 million, an increase of $0.4 million from $5.9 million at December 31, 2019. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2021 and beyond.

Cash Flows

As of December 31, 2020, we had a working capital deficit of $19.0 million. For the year ended December 31, 2020, we generated net cash from operating activities of $2.4 million. Our cash balance amounted to $3.6 million and cash in restricted and retention accounts amounted to $2.8 million as of December 31, 2020. For 2021, we expect our daily TCE rates to increase compared to 2020, due to increased time charter rates observed in the market, as of the date of this annual report, and the easing of the negative impacts caused by the COVID-19 pandemic on the demand in the containership shipping industry. We intend to fund our working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, we may also use funds from debt refinancing, debt balloon payment refinancing and equity offerings and sell vessels (where equity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Year ended December 31, 2020 compared to year ended December 31, 2019

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2020 was $2.4 million as compared to a surplus of $3.24 million in 2019.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2020 compared to the year ended December 31, 2019, are the following: the increase in the average number of vessels in our fleet and an increase of the market rates during the year ended December 31, 2020, which resulted in an increased TCE rate of $9,445 compared to $8,782 for the year ended December 31, 2019. The increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $10.88 million for the year ended December 31, 2020 from $6.25 million for the corresponding period in 2019. This positive effect was offset by a net working capital outflow of $2.97 million,  compared to a net working capital inflow of $0.92 million for the year ended December 31, 2019, mainly due to a significant increase in the amounts paid to our suppliers and decrease in the amounts collected from charterers, partly offset by the decrease in the amount of disbursements made to our Manager.

Net cash from investing activities.

Net cash flows provided by investing activities were $16.32 million for the year ended December 31, 2020 compared to $55.72 million used in investing activities for the year ended December 31, 2019. The net increase in cash flows from investing activities of $72.04 million from 2019 is mainly attributable to $14.62 million and $2.34 million in proceeds from vessel sales and insurance, respectively, that took place in 2020, combined with a decrease of $55.08 million in payments for vessel acquisitions and major improvements between 2019 and 2020.

Net cash from financing activities.

Net cash flows used in financing activities were $18.32 million for the year ended December 31, 2020, compared to net cash flows provided by financing activities of $45.20 million for the year ended December 31, 2019. This decrease in cash flows provided by financing activities of $63.52 million, compared to the year ended December 31, 2019, is attributable to: (i) an increase of $5.13 million in long term debt principal payments during the year ended December 31, 2020 (including $0.6 million of related party loan); (ii) a decrease of $6.19 million in proceeds from issuance of common stock, net of offering expenses during the year ended December 31, 2020 compared to the same period of 2020; and (iii) a decrease in proceeds of long term debt (net of loan arrangement fees paid) of $64.60 million during the year ended December 31, 2020 (including $5.0 million of related party loans), compared to the same period of 2019, partly offset by an outflow of $11.69 million arising from the redemption of the Series B Preferred Shares in 2019 and a decrease in the outflows for dividends on the Series B Preferred Shares paid in cash by $0.71 million between 2019 and 2020.

Year ended December 31, 2019 compared to year ended December 31, 2018

For a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

During the second and third quarters of 2020, we agreed with three of our lenders to defer a portion of our 2020 loan repayments to be repaid together with the respective balloon instalments. A total of $6.4 million was rescheduled to December 2021 or within 2022 and 2023. On November 24, 2020, we received notice from Colby, which had provided us with a loan of $2.5 million in September 2019, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into shares of our common stock as per the terms of the loan. As a result, we issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan. As of December 31, 2020, we had five outstanding loans with a combined outstanding balance of $69.8 million. These loans mature between 2021 and 2023. Our long-term debt as of December 31, 2020 comprises bank loans granted to our vessel-owning subsidiaries with a combined outstanding balance of $67.3 million with margins over LIBOR ranging from 2.95% to 3.90%, and a related party loan with a balance of $2.5 million and an interest rate of 8%.  A description of our loans as of December 31, 2020 is provided in Note 8 of our attached financial statements. As of December 31, 2020, we are scheduled to repay approximately $20.89 million of the above bank loans in 2021, as well as the $2.5 million related party loan.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2020, we were not in default of any credit facility covenant.

Shelf Registration

 On May 7, 2020, the SEC declared effective our shelf registration statement on Form F-3 pursuant to which we may offer and sell, within a three year period, up to $400,000,000 of our securities, consisting of common shares, preferred shares, debt securities, warrants and units, as well as 2,369,950 common shares that were previously acquired in private transactions or in the open market or which are issuable upon conversion of the Series B Preferred Shares or any convertible notes into which the Series B Preferred Shares may convert. On August 3, 2020, we issued and sold 200,000 shares of our common stock through our at-the-market offering for net proceeds of approximately $0.7 million. On January 29, 2021, we sold 74,301 shares of common stock under our at-the-market offering for approximately $0.65 million of net proceeds. On February 12, 2021, we sold 8,600 shares of common stock under our at-the-market offering for approximately $0.09 million of net proceeds.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.

In 2018, we did not acquire any vessels. In August 2019 we took delivery of four feeder containerships, the M/V “Diamantis P”, M/V “EM Hydra”, M/V “EM Spetses”, and M/V “EM Kea”, owned by affiliates of the Pittas family including the Company’s CEO, for a total of $28.2 million. The consideration towards the feeder vessels included a cash payment of $15.0 million, financed by two bank loans, and the issuance of 2,816,902 shares of common stock to the sellers. In November 2019, we took delivery of four intermediate size containerships, the M/V “Synergy Busan”, M/V “Synergy Antwerp”, M/V “Synergy Oakland” and M/V “Synergy Keelung”, for a cost of approximately $40 million. The acquisition was financed by bank debt of $32.0 million, existing funds of the Company and $6.0 million raised in private placements. In November 2020, we made a supplementary contingent payment of $0.5 million as part of the acquisition cost of the abovementioned vessels through the issuance of 161,357 shares of our common stock to the sellers. In 2020, we did not acquire any vessels.

We currently have six vessels scheduled for drydocking over the next 12 months. We may face delays in performing these drydocks or special surveys due to the effects of COVID-19, particularly if travel restrictions persist (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2018, 2019 and 2020, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets.

Within 2018, the Company declared four consecutive quarterly dividends on its Series B Preferred Shares, amounting to $1.34 million in 2018, all of which were paid in-kind. Within 2019, the Company declared dividends on its Series B Preferred Shares, amounting to $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019, and another $0.16 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. Within 2020, the Company declared dividends on its Series B Preferred Shares of $0.69 million, of which $0.37 million were paid in-kind, $0.15 million were paid in cash during 2020 and another $0.17 million were accrued as of December 31, 2020 and were paid in February 2021. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 10, 2019, we redeemed $11.7 million of the Series B Preferred Shares, with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date it would be increased to 14% per annum. From January 29, 2019 to June 11, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum, and 8% per annum from June 11, 2019 until March 31, 2020, and were paid in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which date it was set to increase to 14% per annum. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding and paid $2,000,000 to our Preferred Shares shareholders. In connection with the redemption, we agreed with the Preferred Shares shareholders to set the dividend rate of the Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind, at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14%, and will be payable only in cash.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of March 31, 2021, the capacity of the fully cellular worldwide container vessel fleet was approximately 23.9 million teu with approximately 3.7 million teu, or, about 15.4% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feeder, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  Continued weakness of containership charter rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35-year record. In 2017 scrapping reached 398,610 teu, while in 2018, scrapping rates declined year on year reaching 119,910 teu. In 2019, the scrapping rate increased, reaching 182,560 teu. In 2020, there were 187,640 teu of containerships that were scrapped. So far in 2021, there have been 8,060 teu containerships that have been scrapped.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 23, 2021, approximately 74% of our ship capacity days in remainder of 2021 and approximately 40% of our ship capacity days in 2022, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In the name of public health, governments around the world have closed non-essential businesses, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While some economies have begun re-opening in limited capacities, the second and the third “wave” of COVID-19 infections have forced and might continue to cause governments to impose restrictions on economic activity. At the same time, the increased uncertainty may cause restrain in placing orders for the construction of new vessels or may cause increased scrapping of existing vessels resulting in lower growth or even decline in the available number of container vessels; this, in turn, might create tight market conditions when containerized trade increases again. It is impossible to predict the course COVID-19 will take, how governments would respond, whether an effective vaccine can be distributed successfully at scale, and how the behavior of our clients will change, if at all, due to the COVID-19 pandemic’s economic shock. Some experts fear that the economic consequences of COVID-19 could cause a recession that outlives the pandemic. The extent to which COVID-19 will impact economic growth, consumption patterns, containerized trade and the supply of vessels and, consequently, the Company’s results of operations and financial condition is highly uncertain and cannot be predicted at this time.

E.	Off-balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations and Commitments

Contractual obligations are set forth in the following table as of December 31, 2020:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term bank loans	$67,301,300	$20,891,840	$46,409,460	-	-
Related party loan	$2,500,000	$2,500,000	-	-	-
Interest Payments (1)	$5,400,000	$2,573,000	$2,827,000	-	-
Vessel Management fees (2)	$8,496,000	$4,200,000	$4,296,000	-	-
Other Management fees (3)	$4,046,000	$2,000,000	$2,046,000	-	-
Total	$87,743,300	$32,164,840	$55,578,460	-	-

(1) Assuming the amortization of the loans as of December 31, 2020 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 0.19%, 0.23%, 0.62%, 1.63% and 3.05% per annum for the five years, respectively, based on the LIBOR yield curve as of December 31, 2020. This also includes our obligation to make payments required as of December 31, 2020 under our related party loan, with an interest rate of 8% per annum.

(2) Refers to our obligation for management fees under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2020 and expiring on January 1, 2023.  The management fees have been computed for 2021 based on the agreed rate of 685 Euros per day per vessel (approximately $822). For the years after 2021, we have assumed an annual increase in the rate of 2% for inflation. We assumed a rate of 1.20 in the US dollar to Euro exchange rate. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no longer bear obligations.

(3) Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. This fee is adjusted for inflation in Greece during the previous calendar year every January 1. From January 1, 2022 on, we have assumed an inflation rate of 2.0% per year. The agreement expires on January 1, 2023.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	61	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	61	CFO and Treasurer; Class A Director
Aristides P. Pittas	69	Vice Chairman; Class A Director
Stephania Karmiri	53	Secretary
Panagiotis Kyriakopoulos	60	Class B Director
Christian Donohue	53	Class B Director
Andreas Papathomas	69	Class B Director
George Taniskidis	60	Class C Director
Apostolos Tamvakakis	63	Class C Director

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

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman of Optima Bank and Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Apostolos Tamvakakis has been a member of our Board of Directors since June 25, 2013. Mr. Tamvakakis has also been a member of the Board of Directors of EuroDry Ltd. since May 5, 2018. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund “EOS Hellenic Renaissance Fund”. He holds the positions of Vice Chairman of Gek Terna, Member of the BoD of Quest Holdings, Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. Following the spin-off, with effect May 30, 2018, the executive services fee we pay to Eurobulk each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, has amounted to $1,250,000. On November 15, 2019, the Company signed an addendum adjusting the fixed annual executive compensation to $2,000,000 to compensate Eurobulk for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition as a result of his appointment to our Board of Directors in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019. For the year 2020, the fixed cost amounted to $2,000,000.

Director Compensation

Our directors who are also our officers or have executive positions or beneficially own greater than 10% of the outstanding common stock receive no compensation for serving on our Board of Directors or its committees.

Directors who are not our officers, do not have any executive position or do not beneficially own greater than 10% of the outstanding common stock receive the following compensation: an annual retainer of $7,500, plus $1,875 for attending a quarterly meeting of the Board of Directors, plus an additional retainer of $3,750 if serving as Chairman of the Audit Committee. They also participate in the Company’s Equity Incentive Plan.

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

 On November 21, 2018, an award of 15,681 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% vested on November 16, 2020; awards to officers and directors amounted to 9,021 shares and the remaining 6,660 shares were awarded to employees of Eurobulk. On November 4,

2019, an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% will vest on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk. On November 5, 2020, the Board of Directors issued an award of 45,900 non-vested restricted shares to 16 key persons, of which 50% will vest on November 16, 2021 and 50% will vest on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk. 817 shares were forfeited in 2020 due to employee termination.

C. Board Practices

The current term of our Class A directors expires in 2023, the term of our Class B directors expires in 2021 and the term of our Class C directors expires in 2022.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.

Audit Committee

We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and “audit committee financial expert” as such term is defined under SEC regulations), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.

Code of Ethics

We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under “Corporate Governance.” We intend to disclose any waivers of the code of ethics on our website under “Corporate Governance.”

Corporate Governance

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq’s corporate governance rules are described below.

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

D. Employees

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2020, approximately 112 officers and 207 crew members served on board the vessels in our fleet.

E. Share Ownership

With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see “Item 7. Major Shareholders and Related Party Transactions”.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See Item 6.B of this annual report, “Compensation.”

Options

No options were granted during the fiscal year ended December 31, 2020. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2021 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner (1)	Number of Shares of Voting Common Stock Beneficially Owned	Percent of Voting of common Stock (19)	Number of Shares of Voting Series B Preferred Stock Beneficially Owned (20)	Percent of Voting of Series B Preferred Shares (20)	Number of Shares of Voting Common Stock Beneficially Owned Upon Conversion; 50% Voting Before Conversion	Percent of Total Voting Securities
Containers Shareholders Trinity Ltd. (2)	2,062,765	30.4%	-	-	-	29.4%
Colby Trading Ltd. (3)	702,247	10.3%	-	-	-	10.0%
Synergy Holdings Limited (4)	646,308	9.5%	-	-	-	9.2%
Friends Investment Company Inc. (5)	552,845	8.1%	-	-	-	7.9%
Eurobulk Marine Holdings Inc. (6)	528,169	7.8%	-	-	-	7.5%
Diamantis Shareholders Ltd (7)	243,451	3.6%	-	-	-	3.5%
Family United Navigation Co. (8)	126,852	1.9%	-	-	-	1.8%
Tennenbaum Opportunities Fund V, LP (9, 10)	76,050	1.1%	-	-	-	1.1%
Tennenbaum Opportunities Partners V, LLC (9,10)	36,450	( *)	3,355	52.7%	238,790	2.2%
Preferred Friends Investment Company Inc (10)	-	-	3,010	47.3%	214,235	1.5%
Aristides J. Pittas(11)	26,437	( *)	-	-	-	.. ( *)
Anastasios Aslidis (12)	20,238	( *)	-	-	-	( *)
Panagiotis Kyriakopoulos (13)	21,572	( *)	-	-	-	( *)
Aristides P. Pittas (14)	5,598	( *)	-	-	-	( *)
Apostolos Tamvakakis (15)	2,942	( *)	-	-	-	( *)
George Taniskidis (16)	1,388	( *)	-	-	-	( *)
Christian Donohue	-	-	-	-	-	-
Andreas Papathomas	-	-	-	-	-	-
Stephania Karmiri (17)	-	-	-	-	-	-
Symeon Pariaros (18)	1,388	( *)	-	-	-	( *)
All directors and officers and 5% owners as a group	5,054,700	74.4%	6,365	100.0%	453,025	75.2%

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

(2) Represents 2,062,765 shares of common stock held of record by Containers Shareholders Trinity Ltd. (“CST”). A majority of the shareholders of CST are members of the Pittas family. Investment power and voting control by CST resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CST may be taken by a majority of the members on its Board of Directors.

(3) Represents 702,247 shares of common stock held of record by Colby Trading Ltd. (“CTL”). A majority of the shareholders of CTL are members of the Pittas family. Investment power and voting control by CTL resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CTL may be taken by a majority of the members on its Board of Directors.

(4) Represents 646,308 shares of common stock held of record by Synergy Holdings Ltd. (“SHL”). SHL is indirectly controlled by a trust (under which Andreas Papathomas is a beneficiary) which may be deemed to have beneficial ownership of shares beneficially owned by SHL.  Mr. Papathomas is a director of the Company.

(5) Represents 552,845 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(6) Represents 528,169 shares of common stock held of record by Eurobulk Marine Holdings Inc. (“EMH”). A majority of the shareholders of EMH are members of the Pittas family. Investment power and voting control by EMH resides in its Board of Directors which consists of three directors, a majority of whom are members of the Pittas family. Actions by EMH may be taken by a majority of the members on its Board of Directors.

(7) Represents 243,451 shares of common stock held of record by Diamantis Shareholders Ltd. (“DSL”). A majority of the shareholders of DSL are members of the Pittas family. Investment power and voting control by DSL resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by DSL may be taken by a majority of the members on its Board of Directors.

(8) Represents 126,852 shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(9) Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC, which are the registered holders of the Common Shares and Series B Preferred Shares of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. Tennenbaum Capital Partners, LLC is indirectly controlled by BlackRock, Inc., which may be deemed to have beneficial ownership of shares beneficially owned by Tennenbaum Capital Partners, LLC. The address of Tennenbaum Opportunities Partners V, LP, Tennenbaum Opportunities Fund V, LLC and Tennenbaum Capital Partners, LLC is 2951 28th Street, Suite 1000, Santa Monica, CA 90405. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055. Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC currently hold (a) 112,500 shares of common stock and (b) Series B Preferred Shares that are convertible into 238,790 shares of common stock.

(10) Common shares are issuable upon conversion of Series B Preferred Shares (or any convertible notes into which the Series B Preferred Shares may convert) owned by this shareholder (based on the current conversion ratio).

(11) Does not include 1,332,237 shares of common stock held of record by CST, CTL and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 1,135 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas. Includes 1,750 shares vesting on July 1, 2021, 5,400 shares of common stock vesting on November 16, 2021 and 5,400 shares vesting on November 16, 2022.

(12) Does not include 20,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,188 shares vesting on July 1, 2021, 3,650 shares of common stock vesting on November 16, 2021 and 3,650 shares vesting on November 16, 2022.

(13) Includes 188 shares vesting on July 1, 2021, 600 shares of common stock vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.

(14) Does not include 439,781 shares of common stock held of record by CST, Friends, CTL and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 66 shares of Series B Preferred stock held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Pittas and members of his family. Includes 482 shares vesting on July 1, 2021, 1,500 shares of common stock vesting on November 16, 2021 and 1,500 shares vesting on November 16, 2022.

(15) Includes 188 shares vesting on July 1, 2021, 600 shares of common stock vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.

(16) Does not include 45,359 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Does not include 79 Series B Preferred Shares held of record by Preferred Friends Investment Company Inc., by virtue of ownership interest in Preferred Friends Investment Company Inc. by Mr. Taniskidis. Includes 188 shares vesting on July 1, 2021, 600 shares of common stock vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.

(17) Does not include 69 shares of common stock held of record by Friends, by virtue of Mrs. Karmiri’s ownership in Friends. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

(18) Includes 188 shares vesting on July 1, 2021, 600 shares of common stock vesting on November 16, 2021 and 600 shares vesting on November 16, 2022.

(19) Voting stock includes 53,310 unvested shares for a total of 6,791,847 issued and outstanding shares of the Company as of March 31, 2021.

(20) As of March 31, 2021, Series B Preferred Shares vote on an as-converted basis weighted by 50%.

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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2018 and its term was extended until January 1, 2023. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement. Under the amended and restated Master Management Agreement, as of January 1, 2018, we pay Eurobulk a fixed cost of $2,000,000 annually, together with a per ship per day cost of 685 Euros (or about $822 based on $1.20/Euro exchange rate) and also adjusted annually for inflation in the Eurozone every January 1st (there was no inflation adjustment on January 1, 2019,  2020 or 2021, as the inflation rate was close to zero).  This cost is reduced by half (342.5 Euros per vessel per day) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. The daily management fee remained at 685 Euros in 2019, 2020 and 2021, and will be annually adjusted for Eurozone inflation. As of May 30, 2018, the fixed annual cost was adjusted to $1,250,000. For the year 2018, the fixed annual cost was calculated at $2,000,000 pro-rated for the period from January 1, 2018 until May 29, 2018 and $1,250,000 thereafter for the period from May 30, 2018 until December 31, 2018 for a total amount of $1,561,126. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to our Board of Directors in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019 for a total amount of $1,344,250. For the year 2020, the fixed annual cost paid to Eurobulk was $2,000,000.

Eurobulk has received fees for management and executive compensation expenses of $5,097,220, $5,015,585, and $7,293,199 during 2018, 2019, and 2020, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2020, Eurochart received: $153,750 for vessel sales, as there were five vessels sold in 2020, and $504,892 for chartering services calculated as 1.25% of chartering revenues. During 2019, Eurochart received nil commissions for vessel sales and chartering commissions of $493,341. During 2018, Eurochart received commissions of $64,500 for vessel sales and chartering commissions of $453,361.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively.

In August 2019, we took delivery of four feeder containerships, M/V “Diamantis P”, M/V “EM Hydra”, M/V “EM Spetses”, and M/V “EM Kea”, owned by affiliates of the Pittas family, controlled by the Company’s CEO for $28.2 million. The consideration towards the feeder vessels included a cash payment of $15.0 million, financed by two bank loans, and issuance of 2,816,902 shares of common stock to the sellers. The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors.

On September 30, 2019, we reached an agreement with a related party, Colby, a company controlled by the Pittas family and affiliated with our CEO, to draw a $2.5 million loan to finance the special survey and water ballast treatment plant installation on M/V “Akinada Bridge”. The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. The loan was payable in four repayment installments of a principal amount of $625,000 each, maturing by November 2020. Under certain circumstances, the Company could pay principal in equity, and the loan could be convertible in common stock of the Company at the option of the lender at certain times. The first repayment installment was due on May 15, 2020 and the remaining three installments, which were payable on a quarterly basis, were rescheduled to be paid at the maturity of the loan in November 2020. On November 24, 2020, we received notice from Colby, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into the common shares of the Company as per the terms of the loan agreement. As a result, on November 25, 2020, the Company issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan. We paid $0.05 million and $0.16 million on interest for this loan for the fiscal years 2019 and 2020, respectively.

On November 1, 2019, the Company entered into a second agreement with Colby, to draw another $2.5 million loan to finance working capital needs. Interest on the loan is 8% per annum and is payable quarterly. On November 15, 2020, the maturity date of the loan was extended from December 31, 2020 to March 31, 2021. Under certain circumstances, the Company can pay principal in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. We paid $0.03 million and $0.20 million on interest for this loan for the fiscal years 2019 and 2020, respectively.

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

A.	Consolidated Statements and Other Financial Information

 See Item 18.

Legal Proceedings

See Note 10 Commitments and Contingencies to the Company’s consolidated financial statements set forth in “Item 18. Financial Statements”, for information regarding legal proceedings in which we are involved.

Dividend Policy

We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $1.20 per share (adjusted for the 1-for-10 reverse stock split effected on July 23, 2015 and the 1-for-8 reverse stock split effected on December 18, 2019) was declared in August 2013. The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

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

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 10, 2019, the Board of Directors agreed to redeem approximately $11.7 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date was set to increase to 14% per annum, payable only in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum, and 8% per annum from June 11, 2019 until March 31, 2020. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. Subsequently, on January 29, 2021, we agreed to keep the annual dividend rate at 8.0% per annum for dividends paid in cash, and 9.0% for dividends paid in-kind, until January 29, 2023. Cash dividends are declared at each quarter and actual payments are made within the following quarter. In addition, if a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $14.05 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date, i.e. January 29, 2019. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events. For the year ended December 31, 2018, the Company declared four consecutive dividends totaling $1.34 million, all of which were paid in-kind. For the year ended December 31, 2019 the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in cash in the first quarter of 2020. In addition, $0.50 million of preferred deemed dividends were recorded as a result of the redemption of $11.7 million of the Series B Preferred Shares, representing the difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs). For the year ended December 31, 2020 we declared dividends of $0.69 million, of which $0.37 million were paid in-kind, $0.15 million were paid in cash during 2020, and another $0.17 million were accrued as of December 31, 2020 and were paid in the first quarter of 2021.

B.	Significant Changes

 Series B Preferred Shares

On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding and paid $2.0 million to our Preferred Shares shareholders. In connection with the redemption, we also agreed with our Preferred Shares shareholders to keep the dividend rate of the Preferred Shares to 8.0% per annum if paid in cash and 9.0% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14.0%, and will be payable only in cash.

Offerings

On January 29, 2021, we sold 74,301 shares of common stock under our at-the-market offering for approximately $0.65 million of net proceeds. On February 12, 2021, we sold 8,600 shares of common stock under our at-the-market offering for approximately $0.09 million of net proceeds.

 No other significant events occurred after December 31, 2020.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The trading market for shares of our common stock is the Nasdaq Capital Market, on which our shares have traded under the symbol "ESEA" since June 26, 2015.  Our shares began trading on the Nasdaq Global Market on January 31, 2007 and on the Nasdaq Global Select Market on January 1, 2008, and have traded on the Nasdaq Capital Market since June 26, 2015.  Prior thereto, our shares traded on the OTCBB under the symbol “ESEAF.OB” until October 5, 2006 and then under the symbol “EUSEF.OB” until January 30, 2007.

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

Common Stock

As of March 31, 2021, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 6,791,847, shares issued and outstanding (taking into effect the sale of 74,301 and 8,600 common shares under our at-the-market offering on January 29, 2021 and February 12, 2021, respectively). Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of March 31, 2021, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are 6,365 shares issued and outstanding. The preferred stock may be issued in one or more series and our Board of Directors, without further approval from our shareholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights, liquidation preferences and other rights and restrictions relating to any series. Issuances of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. On January 27, 2014, the Company entered into an agreement to sell 25,000 shares of its Series B Preferred Shares to a fund managed by TCP and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company, for net proceeds of approximately $29 million. These shares were issued on January 29, 2014. Additional Series B Convertible Preferred Shares were issued when dividends to preferred shares were paid in-kind (see below).

At the spin-off date Euroseas distributed EuroDry Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares in exchange for a number of such Euroseas Series B Preferred Shares, representing 50% of Euroseas Series B Preferred Stock, i.e., $14,500,000 of the initial preferred shares amount of the Company and $3,692,131 of dividends paid in kind. Euroseas contributed to EuroDry its interests in seven of its drybulk subsidiaries and related intercompany debts and obligations in exchange for approximately 2,254,830 of EuroDry common shares and 19,042 of EuroDry Series B Preferred Shares (representing all of EuroDry's issued and outstanding stock as of that time). Euroseas made a special dividend of 100% of EuroDry's outstanding common shares to holders of Euroseas' common stock as of the record date of the special dividend. In addition, Euroseas distributed 100% of EuroDry’s Series B Preferred Shares to holders of Euroseas' Series B Preferred Shares as described above.

The Series B Preferred Shares paid dividends quarterly in arrears in-kind until January 29, 2019 at a rate 5% per annum. The first payment of interest was on March 31, 2014. The dividend rate was set to increase to 12% for the two years following January 29, 2019 and to 14% thereafter, payable only in cash. Cash dividends are declared at each quarter and actual payments are made within the following quarter. If a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met.  Each Series B Preferred Share is convertible into common stock at an initial conversion price of $14.05 (subject to adjustment, including upon a default). Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events.

On June 10, 2019, we redeemed $11.7 million of value of our outstanding Series B Preferred Shares with a simultaneous reduction of the annual dividend rate to 8% for the $8 million value of preferred shares remaining outstanding until January 29, 2021. After this date, the annual dividend rate was set to increase to 14%, and be payable in cash. From January 29, 2019 to June 11, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum, and 8% per annum from June 11, 2019 until March 31, 2020. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9% per annum, or at 8% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. On January 29, 2021, we redeemed 2,000 of our Series B Convertible Perpetual Preferred Shares outstanding (par value $1,000 per share) and paid $2,000,000 to our Preferred Shares shareholders. In connection with the redemption, we agreed with our Preferred Shares shareholders to set the dividend rate of its Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate will increase to 14%, and will be payable only in cash.

Subject to certain ownership thresholds, holders of Series B Preferred Shares have the right to appoint one director to the Company's board of directors and TCP also has consent rights over certain corporate actions including authorizing, creating or issuing any class or series of capital stock that runs senior or in parity with the Series B Preferred Shares, engaging in certain transactions with affiliates or engaging in transactions that increase the leverage of the Company more than a certain level. However, following the partial redemption on June 10, 2019 mentioned above, the holders’ of Series B Preferred Shares right to appoint a director and consent rights terminated.  Christian Donohue, who was initially appointed as Director by the holders of the Series B Preferred Shares, was appointed to serve as Director by the Board of Directors in July 2019 (and was later elected as a Class B Director at the Company’s 2020 Annual General Meeting of Shareholders). In addition, the holders of Series B Preferred Shares will vote as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

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

Our Board of Directors is divided into three classes as set out below in “Classified Board of Directors.” Each director is elected to serve until the third succeeding annual meeting after his election and until his successor shall have been elected and qualified, except in the event of his death, resignation or removal.

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

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation or sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.

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

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties. Our bylaws, as amended, include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws, as amended, provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

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

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws, as amended, provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the immediately preceding annual meeting of shareholders. Our bylaws, as amended, also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Certain Business Combinations

Our amended and restated articles of incorporation also prohibit us, subject to several exclusions, from engaging in any “business combination” with any interested shareholder for a period of three years following the date the shareholder became an interested shareholder.

Shareholders’ Rights Plan

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

We have a number of credit facilities with commercial banks and related party loans. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”, and Note 8 of our attached financial statements.

We are a party to a registration rights agreement with Friends. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Furthermore, we are a party to a registration rights agreement with Synergy Holdings Limited, TCP and a registration obligation agreement with two funds managed by TCP. For a discussion of these agreements, please see the section of this annual report entitled “Item 3—Key Information—D. Risk Factors—Company Risk Factors—Future sales of our stock could cause the market price of our common stock to decline.”

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

either

•
more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

•
our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated during 2020, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market.  Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for most of the 2020 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2020 taxable year.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2020 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2020 U.S. federal income tax returns.

Taxation in Absence of Exemption

To the extent that the benefits of Section 883 are unavailable for any taxable year, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, was subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions which we refer to as the “4% gross basis tax regime”. Since under the sourcing rules described above, no more than 50% of our shipping income is treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income will not exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.

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

 Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, or a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be), (2) our common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market, on which our common stock is listed), (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend, and (4) the U.S. Individual Holder is not under an obligation (whether pursuant to a short sale or otherwise) to make payments with respect to positions in similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Dividends paid on our stock prior to the date on which our common stock became listed on the Nasdaq Capital Market were not eligible for these preferential rates.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year which included a U.S. Holder’s holding period in our common stock, then such U.S. Holder would be subject to different United States federal income taxation rules depending on whether the U.S. Holder makes an election to treat us as a “qualified electing fund,” which election we refer to as a “QEF election”. As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.  In addition, if we were to be treated as a PFIC, a U.S. Holder of our common stock would be required to file annual information returns with the IRS.

In addition, if a U.S. Holder owns our common stock and we are a PFIC, such U.S. Holder must generally file IRS Form 8621 with the IRS.

U.S. Holders Making a Timely QEF Election

A U.S. Holder who makes a timely QEF election with respect to our common stock, or an Electing Holder, would report for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder.  Our net operating losses or net capital losses would not pass through to the Electing Holder and will not offset our ordinary earnings or net capital gain reportable to the Electing Holder in subsequent years (although such losses would ultimately reduce the gain, or increase the loss, if any, recognized by the Electing Holder on the sale of his common stock).  Distributions received from us by an Electing Holder are excluded from the Electing Holder’s gross income to the extent of the Electing Holder’s prior inclusions of our ordinary earnings and net capital gain. The Electing Holder’s tax basis in his common stock would be increased by any amount included in the Electing Holder’s income. Distributions received by an Electing Holder, which are not includible in income because they have been previously taxed, would decrease the Electing Holder’s tax basis in the common stock.  An Electing Holder would generally recognize capital gain or loss on the sale or exchange of common stock.

U.S. Holders Making a Timely Mark-to-Market Election

A U.S. Holder who makes a timely mark-to-market election with respect to our common stock would include annually in the U.S. Holder’s income, as ordinary income, any excess of the fair market value of the common stock at the close of the taxable year over the U.S. Holder’s then adjusted tax basis in the common stock. The excess, if any, of the U.S. Holder’s adjusted tax basis at the close of the taxable year over the then fair market value of the common stock would be deductible in an amount equal to the lesser of the amount of the excess or the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any income or loss amount recognized pursuant to the mark-to-market election.  A U.S. Holder would recognize ordinary income or loss on a sale, exchange or other disposition of the common stock; provided, however, that any ordinary loss on the sale, exchange or other disposition may not exceed the net mark-to-market gains that the U.S. Holder included in income in previous years with respect to the common stock.

U.S. Holders Not Making a Timely QEF Election or Mark-to-Market Election

A U.S. Holder who does not make a timely QEF Election or a timely mark-to-market election, which we refer to as a “Non-Electing Holder”, would be subject to special rules with respect to (i) any “excess distribution”

(generally, the portion of any distributions received by the Non-Electing Holder on the common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (ii) any gain realized on the sale or other disposition of the common stock. Under these rules, (i) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s holding period for the common stock; (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income; and (iii) the amount allocated to each of the other prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. If a Non-Electing Holder dies while owning the common stock, the Non-Electing Holder’s successor would be ineligible to receive a step-up in the tax basis of that common stock.

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

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, subject to certain adjustments, may be subject to an additional United States federal “branch profits” tax at a rate of 30%, or at a lower rate as may be specified by an applicable United States income tax treaty.

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

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the shareholder’s United States federal income tax liability by filing a refund claim with the IRS.

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are Non-U.S. Holders and certain United States entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a United States financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of United States federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including United States entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

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

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swap as of December 31, 2020 and 2019 was $30 million and nil, respectively. The swap has specified rates and duration. Refer to the table in Note 14 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2020 and December 31, 2019. Our swap contract expires in April 2025. As at December 31, 2020, our average debt coverage for 2021 was approximately 51% and for the two-year period of 2022 and 2023 was approximately 90%.

As at December 31, 2020, we had $67.3 million of floating rate bank debt outstanding with margins over LIBOR ranging from 2.95% to 3.90%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decreased our cash flows in the twelve-month period ended December 31, 2020 by approximately $783,445 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2020 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our floating rate loans will increase, but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (floating rate loans)	Amount in $ (swap)
2021	610,004	(300,000)
2022	421,094	(300,000)
2023	213,050	(300,000)
2024	-	(300,000)
2025 thereafter	-	(95,000)

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Exchange Rate Risk

The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incur approximately 25% of our vessel operating expenses and drydocking expenses in 2020 in currencies other than U.S. dollars. Comparatively, in 2019 approximately 25% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars.  In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 7% in 2020) are mainly in Euros and some other currencies. As of December 31, 2020, approximately 50% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2020 was $63,007, and for the year ended December 31, 2019 we had a net foreign exchange gain of $2,024.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2020, would have increased our vessel operating expenses by approximately $0.81 million and the fair value of our outstanding trade accounts payable by approximately $0.14 million.

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

(a)     Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2020. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2020.

(c)       Attestation Report of the Registered Public Accounting Firm

This annual report does not contain an attestation report of our registered public accounting firm regarding internal control over financial reporting as the Company is a non-accelerated filer and is exempt from this requirement.

(d)      Changes in Internal Control over Financial Reporting

No significant change in the Company’s internal control over financial reporting occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
Our Board of Directors has determined that all the members of our Audit Committee qualify as financial experts and they are all considered to be independent according to Nasdaq and SEC rules.  Mr. Panos Kyriakopoulos serves as the Chairman of our Audit Committee and as the Audit Committee’s financial expert with Mr. Apostolos Tamvakakis and Mr. George Taniskidis as members.

Item 16B.	Code of Ethics
We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website, http://www.euroseas.gr, under “Corporate Governance”.

Item 16C.	Principal Accountant Fees and Services
Our principal auditors, Deloitte Certified Public Accountants, S.A. have charged us for audit, audit-related and non-audit services as follows:

	2019 (dollars in thousands)	2020 (dollars in thousands)
Audit Fees	$197	$259
Audit-Related Fees	_	_
Tax Fees	_	_
All Other Fes	_	_
Total	$197	$259

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

All services provided by Deloitte Certified Public Accountants, S.A., were pre-approved by the Audit Comittee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements
See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-64, together with the report of independent registered public accounting firm, are filed as part of this annual report.

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
2.8
Registration Obligation Agreement by and among Euroseas Ltd., Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC dated December 14, 2016 (previously filed as Exhibit 2.8 to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 7, 2017 and incorporated by reference herein)

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

4.15	Addendum No. 10 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of November 15, 2019(13)
4.16	Loan Agreement between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as arranger, relating to a revolving credit facility of up to US$45,000,000 dated November 21, 2018(10)
4.17	Supplemental Letter to the Facility Agreement of up to US$45,000,000 between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as the bank, dated May 30, 2019(13)
4.18	Loan Agreement between Diamantis Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$4,000,000 dated July 29, 2019(13)
4.19
Secured Loan Agreement between Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd., as borrowers, and HSBC Bank PLC, as lender, for a secured loan of US$12,500,000 dated July 30, 2019(13)

4.20
Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as borrowers, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$32,000,000 dated November 8, 2019(13)

4.25	Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated November 1, 2019(13)
4.26	Euroseas Ltd. 2018 Equity Incentive Plan(10)
4.27	Form of Stockholders Rights Agreement dated May 27, 2019(11)
4.28	Amended and Restated Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of Euroseas Ltd.(12)
4.29	Registration Rights Agreement between Euroseas Ltd. and Synergy Holdings Limited dated November 7, 2019(13)
4.30	Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated October 30, 2018(13)
4.31	Interest Rate Swap Agreement between Euroseas Ltd. and Eurobank SA/Athens dated April 16, 2020(13)
4.32	Amendment No. 1. to the Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated May 29, 2020(14)
4.33
Supplemental Letter to the Facility Agreement of up to US$45,000,000 dated November 21, 2018, as amended by a first supplemental letter dated May 30, 2019, between Euroseas Ltd., as Borrower, and Eurobank S.A. (formerly Eurobank Ergasias S.A.), as Lender

4.34
Supplemental Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Joint and Several Borrowers, and Piraeus Bank S.A, as Lender, dated July 16, 2020 in relation to a Loan Agreement dated November 8, 2019

4.35	Supplemental Agreement between Diamantis Shipowners Ltd., as Borrower, and Piraeus Bank S.A, as Lender, dated July 16, 2020 in relation to a Loan Agreement dated July 29, 2019
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company’s Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(4)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(5)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-152089) on July 2, 2008.
(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.

(9)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 25, 2012.
(10)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.
(11)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 28, 2019.
(12)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on February 1, 2021.
(13)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2020.
(14)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 29, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD. (Registrant)

	By:	/s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 28, 2021

Euroseas Ltd. and Subsidiaries
Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroseas Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company” ) as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.
Critical Audit Matter Description
The Company’s evaluation of its vessels held for use for impairment involves an initial assessment of each vessel whenever events or changes in circumstances exist that may indicate that the carrying amount of the vessel may not be recoverable. Total vessels as of December 31, 2020 were $98.5 million
If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessel. When the Company’s estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of any vessel for which indicators of impairment exist is less than its carrying amount, the Company records an impairment loss to the extent the vessel’s carrying value exceeds its fair market value.
In developing estimates of future cash flows, the Company makes various assumptions including future charter rates which are the most sensitive. For periods of time where the vessels are not fixed on time charters or spot market voyage charters and up to the first two years, the Company estimates the future daily time charter equivalent for the vessels’ unfixed days based on the prevailing market charter rates (based on the length of charters that can be secured at the time of the analysis, generally, one to two years). From the third year onwards, the Company uses the inflation-unadjusted historical average rates for similar size vessels over a 19-year period for 2020 which starts in 2002, excluding peak periods, and takes into account complete market cycles. These assumptions are based on historical trends as well as future expectations.
We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter  because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.
This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the future charter rates utilized in the future undiscounted net operating cash flows included the following among others:
We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
1)  Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.
2)  Evaluating the Company’s assumptions regarding future charter rates by  comparing the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company’s historical rates, 2) historical rate information by vessel class published by third parties and 3) other external market sources, including analysts’ reports. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for the vessels’ unfixed days in the determination of the future undiscounted net operating cash flows.
3)  Discussing the assumptions used in the projected charter rates with the Company’s management and evaluating the consistency of the assumptions used with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.
 /s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
April 28, 2021

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2019 and 2020
(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2019	2020
Assets
Current assets
Cash and cash equivalents		985,418	3,559,399
Restricted cash	8	610,376	345,010
Trade accounts receivable, net		715,097	2,013,023
Other receivables		1,570,506	1,866,624
Inventories	3	1,889,164	1,662,422
Prepaid expenses		526,531	244,315
Total current assets		6,297,092	9,690,793

Long-term assets
Vessels, net	4	116,230,333	98,458,447
Restricted cash	8	4,334,267	2,433,768
Total assets		126,861,692	110,583,008

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	8	12,295,320	20,645,320
Related party loan, current	7, 8	5,000,000	2,500,000
Trade accounts payable		3,899,967	2,854,377
Accrued expenses	5	1,725,321	1,300,420
Accrued preferred dividends		161,315	168,676
Deferred revenues		973,774	949,364
Due to related company	7	795,562	24,072
Derivative	14, 16	-	203,553
Total current liabilities		24,851,259	28,645,782

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated Balance Sheets
December 31, 2018 and 2019
(All amounts, except share data, expressed in U.S. Dollars)

(continued)
	Notes	December 31, 2019	December 31, 2020

Long-term liabilities
Long-term bank loans, net of current portion	8	72,187,785	46,220,028
Derivative	14,16	-	362,195
Fair value of below market time charters acquired	6	1,714,370	-
Total long-term liabilities		73,902,155	46,582,223
Total liabilities		98,753,414	75,228,005

Commitments and contingencies	10
Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,000 and 8,365 issued and outstanding, respectively)	15	7,654,577	8,019,636

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 5,600,259 and 6,708,946 issued and outstanding)	18	168,008	201,268
Additional paid-in capital		253,967,708	257,467,980
Accumulated deficit		(233,682,015)	(230,333,881)
Total shareholders’ equity		20,453,701	27,335,367
Total liabilities, mezzanine equity and shareholders’ equity		126,861,692	110,583,008

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of operations
Years ended December 31, 2018, 2019 and 2020
(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2018	2019	2020
Revenues
Time charter revenue		36,062,202	41,769,278	55,681,124
Voyage charter revenue		206,682	-	-
Commissions (including $453,361, $493,341 and $504,892, respectively, to related party)	7, 13	(1,844,147)	(1,745,599)	(2,378,007)
Net revenue, continuing operations		34,424,737	40,023,679	53,303,117
Operating expenses
Voyage expenses	13	1,261,088	1,055,408	1,334,259
Vessel operating expenses (including $256,069, $249,081 and $304,515, respectively, to related party)	7, 13	19,986,170	23,983,282	32,219,689
Dry-docking expenses		2,774,924	2,714,662	536,199
Vessel depreciation	4	3,305,951	4,178,886	6,605,976
Related party management fees	7	3,536,094	3,671,335	5,293,199
General and administrative expenses (including $1,561,126, $1,344,250 and $2,000,000, respectively, to related party)	7, 11	2,565,502	2,444,495	3,041,435
Net gain on sale of vessels (including $64,500, $0 and $153,750, respectively, to related party)	4, 7	(1,340,952)	-	(2,453,736)
Other operating income	19	-	-	(2,687,205)
Loss on write-down of vessel held for sale	4, 7	-	-	121,165
Total operating expenses, continuing operations		32,088,777	38,048,068	44,010,981
Operating income, continuing operations		2,335,960	1,975,611	9,292,136
Other income/(expenses)
Interest and other financing costs (including $0, $84,444 and $361,283, respectively, to related party)	7, 8	(3,050,768)	(3,424,969)	(4,125,150)
Loss on debt extinguishment	7, 8	-	(328,291)	(491,571)
Loss on derivatives, net	14	(44,343)	(2,885)	(587,988)
Foreign exchange gain / (loss)		13,963	2,024	(63,007)
Interest income		81,792	95,839	17,011
Other expenses, net, continuing operations		(2,999,356)	(3,658,282)	(5,250,705)
Net (loss) / income, continuing operations		(663,396)	(1,682,671)	4,041,431
Dividends to Series B preferred shares	15	(1,335,733)	(1,271,782)	(693,297)
Preferred deemed dividend		-	(504,577)	-
Net (loss) / income attributable to common shareholders, continuing operations		(1,999,129)	(3,459,030)	3,348,134
Net income attributable to common shareholders, discontinued operations	17	554,506	-	-
Net (loss) / income attributable to common shareholders		(1,444,623)	(3,459,030)	3,348,134
Weighted average number of shares outstanding during the year, basic and diluted	12	1,414,775	2,861,928	5,753,917
(Loss) / earnings per share attributable to common shareholders-basic & diluted, continuing operations	12	(1.41)	(1.21)	0.58
Earnings per share attributable to common shareholders - basic and diluted, discontinued operations		0.39	-	-
Loss / (earnings) per share attributable to common shareholders - basic and diluted	12	(1.02)	(1.21)	0.58

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. And Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2018, 2019 and 2020
(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding (*)	Common Stock Amount (*)	Additional Paid – in Capital (*)	Accumulated Deficit	Total
Balance January 1, 2018	1,409,266	42,279	284,532,548	(237,880,629)	46,694,198
Net loss	-	-	-	(663,396)	(663,396)
Dividends to Series B preferred shares	-	-	-	(1,335,733)	(1,335,733)
Spin-off of EuroDry Ltd. to stockholders	-	-	(52,520,821)	9,656,773	(42,864,048)
Issuance of shares sold at the market (ATM), net of issuance costs	139,509	4,185	1,860,925	-	1,865,110
Issuance of restricted shares for stock incentive award and share-based compensation	15,681	470	124,017	-	124,487
Balance December 31, 2018	1,564,456	46,934	233,996,669	(230,222,985)	3,820,618
Net loss	-	-	-	(1,682,671)	(1,682,671)
Dividends to Series B preferred shares	-	-	-	(1,271,782)	(1,271,782)
Preferred deemed dividend	-	-	-	(504,577)	(504,577)
Issuance of shares sold at the market (ATM), net of issuance costs	144,727	4,342	771,190	-	775,532
Issuance of restricted shares for stock incentive award and share-based compensation	15,444	463	97,456	-	97,919
Shares issued in connection with acquisition of vessels	2,816,901	84,507	13,134,155	-	13,218,662
Issuance of shares through private placement	1,056,338	31,690	5,968,310	-	6,000,000
Rounding of stock split	2,393	72	(72)	-	-
Balance December 31, 2019	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701

(consolidated statements of shareholders’ equity continues on next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of shareholders’ equity
Years ended December 31, 2018, 2019 and 2020
(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Number of Shares Outstanding (*)	Common Stock Amount (*)	Additional Paid - in Capital (*)	Accumulated Deficit	Total
Balance December 31, 2019	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	4,041,431	4,041,431
Dividends to Series B preferred shares	-	-	-	(693,297)	(693,297)
Issuance of shares sold at the market (ATM), net of issuance costs	200,000	6,000	490,718	-	496,718
Issuance of restricted shares for stock incentive award and share-based compensation	45,900	1,377	120,254	-	121,631
Issuance of shares in connection with related party loan converted to equity	702,247	21,067	2,345,504	-	2,366,571
Issuance of shares for contingent consideration in connection with acquisition of vessels (Note 18)	161,357	4,841	543,771		548,612
Shares forfeited	(817)	(25)	25	-	-
Balance December 31, 2020	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367

(*) Adjusted to reflect the 1-for-8 reverse stock split effected at the close of trading on December 18, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

	2018	2019	2020
Cash flows from operating activities:
Net (loss) / income	(663,396)	(1,682,671)	4,041,431
Adjustments to reconcile net loss / (income) to net cash (used in) / provided by operating activities:
Vessel depreciation	3,305,951	4,178,886	6,605,976
Gain on hull & machinery claim	-	-	(2,687,205)
Loss on write-down of vessel held for sale	-	-	121,165
Amortization and write off of deferred charges	321,181	205,590	288,163
Amortization of debt discount	465,507	95,214	-
Net gain on sale of vessels	(1,340,952)	-	(2,453,736)
Amortization of fair value of below market time charters acquired	-	(857,945)	(1,714,370)
Share-based compensation	124,487	97,919	121,631
Change in the fair value of derivatives	(204,647)	(41,435)	565,748
Loss on debt extinguishment	-	328,291	491,571
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(73,210)	243,608	(1,297,926)
Prepaid expenses	24,703	(304,195)	282,216
Other receivables	(1,066,378)	460,909	47,479
Inventories	(511,373)	(184,773)	226,742
Increase / (decrease) in:
Due to related company	(2,732,256)	(1,877,333)	(771,490)
Trade accounts payable	766,052	1,539,553	(1,008,707)
Accrued expenses	282,045	482,671	(424,901)
Deferred revenues	(172,544)	556,140	(24,410)
Net cash (used in) / provided by operating activities of continuing operations	(1,474,830)	3,240,429	2,409,377
Cash flows from investing activities:
Cash paid for capitalized expenses and acquisition of vessels including attached time charter agreements	(1,867)	(55,720,226)	-
Cash paid for capitalized expenses	-	-	(647,069)
Insurance proceeds	-	-	2,343,606
Proceeds from sale of vessels	6,255,735	-	14,622,770
Net cash provided by / (used in) investing activities of continuing operations	6,253,868	(55,720,226)	16,319,307

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

(Continued)
	2018	2019	2020
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(11,686,000)	-
Proceeds from issuance of common stock, net of commissions paid	1,975,110	6,853,101	715,550
Investment in subsidiary spun-off	(3,298,356)	-	-
Preferred dividends paid	-	(1,031,827)	(320,877)
Offering expenses paid	(22,488)	(136,724)	(184,321)
Loan arrangement fees paid	(419,863)	(566,500)	-
Proceeds from long-term bank loans	34,250,000	60,167,680	-
Repayment of long-term bank loans and vessel profit participation liability	(32,349,000)	(13,401,460)	(17,905,920)
Proceeds from related party loan	-	5,000,000	-
Repayment of related party loan	-	-	(625,000)
Net cash provided by / (used in) financing activities of continuing operations	135,403	45,198,270	(18,320,568)

Net increase / (decrease) in cash, cash equivalents and restricted cash	4,914,441	(7,281,527)	408,116
Cash, cash equivalents and restricted cash at beginning of year	8,297,147	13,211,588	5,930,061
Cash, cash equivalents and restricted cash at end of year, continuing operations	13,211,588	5,930,061	6,338,177
Cash breakdown
Cash and cash equivalents	6,960,258	985,418	3,559,399
Restricted cash, current	117,063	610,376	345,010
Restricted cash, long term	6,134,267	4,334,267	2,433,768
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	13,211,588	5,930,061	6,338,177

Discontinued operations:
Net cash provided by operating activities of discontinued operations	3,970,170	-	-
Net cash used in investing activities of discontinued operations	(29,045,685)	-	-
Net cash provided by financing activities of discontinued operations	27,928,885	-	-

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries
Consolidated statements of cash flows
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

(Continued)

Supplemental cash flow information Cash paid for interest, net of capitalized expenses	2,475,631	3,100,049	4,253,625
Financing, and investing activities fees:
Offering expenses accrued	100,000	40,846	75,357
Payment-in-kind dividends	1,335,733	78,640	365,059
Capital expenditures included in liabilities	-	71,890	-
Accrued preferred dividends	-	161,315	168,676
Shares issued as consideration for acquisition of vessels	-	13,218,662	548,612
Shares issued in connection with related party loan converted to equity	-	-	2,366,571
Preferred shares distributed to EuroDry	18,192,131	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc., Colby Trading Ltd. and Diamantis Shareholders Ltd., which, in turn, collectively own 60.2% of the Company’s shares as of December 31, 2020.

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

In August 2019, the Company completed the acquisition of the four feeder containerships, owned by affiliates of the Pittas family including the Company’s Chief Executive Officer, for a consideration of $28.2 million that included a cash payment of $15 million and the issuance of 2,816,901 common shares to the sellers (the “Trinity/ Diamantis Vessel Acquisition”). The Company financed the cash portion of the acquisition price via the arrangement of two bank loans described below (refer Note 8-b and 8-c), drawing a total of $16,167,680 with the excess amount used for general corporate purposes. The cash portion of the acquisition price was used to repay the existing indebtedness of the vessels with the sellers receiving only payment in Euroseas common shares.  The common shares issued to the sellers represented at that time approximately 64.3% of Euroseas’ outstanding common shares. The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors. The four vessels are M/V EM Hydra and M/V EM Spetses, both 1,740 teu feeder containerships built in 2005 and 2007, respectively, M/V EM Kea, a 3,100 teu feeder containership built in 2007, and M/V Diamantis P, a 2,008 teu feeder containership built in 1998. On August 2, 2019, the Company took delivery of M/V Diamantis P and M/V EM Hydra, and, on August 7, 2019, the Company took delivery of M/V EM Spetses and M/V EM Kea (refer Note 4).

In November 2019, the Company acquired and took delivery (from November 18, 2019 to November 21, 2019) of four container carrier vessels of intermediate size of 4,253 teu, all built in South Korea, three in 2009 and the other in 2008 (refer Note 4). The vessels were acquired from companies controlled by Synergy Holdings Limited, for approximately $40 million (the “Synergy Vessel Acquisition”). The acquisition of the four vessels (the “Synergy Vessels”) was financed by bank debt of $32 million described below (refer Note 8-d), a private placement of $6 million at a share price of $5.68 subscribed equally by an entity affiliated with the Company’s Chief Executive Officer and an entity controlled by the seller of the Synergy vessels and $2 million of existing funds. The Company also assumed the charters the vessels were under on the date of the acquisition (refer Note 6). As part of the transaction, the Company agreed that the Manager enter into an agreement with Synergy Marine Limited for the provision of certain management services by Synergy Marine Limited for the next three years (see Note 7). Mr. Andreas Papathomas, Chairman of Synergy Holdings Limited, was appointed to the Board of Directors of the Company. In November 2020, the Company issued 161,357 shares of its common stock to Synergy Holdings Limited pursuant to the resolution of a contingency dependent on the fulfilment of certain conditions in one year from the acquisition date (see Note 10-b).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the outbreak, such as social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes and closure of non-essential businesses. Such measures have and will likely continue to cause severe trade disruptions, significant reduction in global economic activity and extreme volatility in the global financial markets. Although to date there has not been any significant effect on the Company’s operating activities due to COVID-19, other than the decrease in market rates during 2020, which have recovered since the final quarter of 2020 and continuing into 2021, and increased crew cost, there continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. Accordingly, an estimate of the future impact of COVID-19 on the Company’s operational and financial performance cannot be made at this time, as it may take some time to materialize and may not be fully reflected in the results for 2020.

The Company effected an 8-for-1 reverse stock split of its issued and outstanding common shares, effective at the close of trading on December 18, 2019 (Note 18).  All share and per share amounts disclosed in the consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned subsidiaries are set out below:

•
Allendale Investment S.A., incorporated in Panama on January 22, 2002, owner of the Panama flag 18,154 deadweight tons (“DWT”) / 1,169 twenty-foot equivalent (“TEU” – a measure of carrying capacity in containers) container carrier M/V “Kuo Hsiung”, which was built in 1993 and acquired on May 13, 2002. The vessel was sold on July 30, 2020.

•
Alterwall Business Inc., incorporated in Panama on January 15, 2001, owner of the Panama flag 18,253 DWT / 1,169 TEU container carrier M/V “Ninos” (previously named M/V “Quingdao I”) which was built in 1990 and acquired on February 16, 2001. The vessel was sold on September 30, 2020.

•
Manolis Shipping Ltd., incorporated in the Republic of Marshall Islands on March 16, 2007, owner of the Marshall Islands flag 20,346 DWT / 1,452 TEU container carrier M/V “Manolis P”, which was built in 1995 and acquired on April 12, 2007. The vessel was sold on July 2, 2020.

•
Noumea Shipping Ltd, incorporated in the Republic of Marshall Islands on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V “Evridiki G”  (previously named “Maersk Noumea”), which was built in 2001 and acquired on May 22, 2008.

•
Eleni Shipping Ltd., incorporated in the Republic of Liberia on February 11, 2009, owner of the Liberian flag 72,119 DWT bulk carrier M/V “Eleni P”, which was built in 1997, acquired on March 6, 2009 and sold on January 26, 2017.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

•
Athens Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Athens”, which was built in 2000 and acquired on September 29, 2017. The vessel was sold on November 9, 2020.

•
Corfu Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 34,654 DWT / 2,556 TEU container carrier M/V “EM Corfu”, which was built in 2001 and acquired on October 29, 2017.

•
Oinousses Navigation Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 32,350 DWT / 2,506 TEU container carrier M/V “EM Oinousses”, which was built in 2000 and acquired on October 23, 2017. The vessel was sold on July 17, 2020.

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

As of December 31, 2020, the Company had a working capital deficit of $19.0 million. For the year ended December 31, 2020, the Company generated net cash from operating activities of $2.4 million. The Company’s cash balance amounted to $3.6 million and cash in restricted retention accounts amounted to $2.8 million as of December 31, 2020. The Company intends to fund its working capital requirements via cash on hand and cash flows from operations. In the event that these are not sufficient, the Company may also use funds from debt refinancing, debt balloon payment refinancing and equity offerings and sell vessels (where equity will be released), if required, among other options.  The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

During the years ended December 31, 2018, 2019 and 2020, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2018	2019	2020
Maersk Line A/S	-	11%	19%
MSC Geneva	11%	15%	18%
CMA CGM, Marseille	51%	24%	17%
New Golden Sea Shipping Pte. Ltd., Singapore	33%	21%	10%
Hapag-Lloyd AG, Hamburg	-	16%	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.
Inventories

Inventories are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation.  Inventories are valued using the FIFO (First-In First-Out) method.

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

Vessels Held for Sale

The Company may dispose of certain of its vessels when suitable opportunities occur, including prior to the end of their useful lives. The Company classifies a vessel as being held for sale when the following criteria are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less the cost to sell. The resulting difference, if any, is recorded under “Loss on write-down of vessel held for sale” in the consolidated statements of operations. The vessels are no longer depreciated once they meet the criteria to be classified as held for sale.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2020 and 2019.

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

Revenue and expense recognition

Revenues are generated from time charters and voyage charters. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight.

On January 1, 2019, the Company adopted Leases (“ASC 842”), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842, as amended, subject to certain transition relief options, allows a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, or allows entities to elect not to recast the comparative periods presented when transitioning to ASC 842 and to recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASC 842 also provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

criteria are met: i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the Company’s time charter contracts ranges from 20 days to 3 years and certain time charter contracts include renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. As of December 31, 2020, all of the Company’s vessels are employed under time charters with remaining terms ranging from 4 months to 33 months based on the minimum duration of the time charter contracts and certain time charter contracts include renewal options for terms ranging from 8 months to 12 months. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

As discussed above, the transition guidance associated with ASC 842 allows for certain practical expedients to lessors. The Company elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with ASC 842.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Both the lease component and non-lease component are earned by the passage of time. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight-line basis over the charter period.

Voyage charter agreements are considered service contracts that fall under the provisions of ASC 606, because the Company as the shipowner retains the control over the operation of the vessel such as directing the routes taken or the vessel speed. The Company considered the provisions of ASC 842 and determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms are pre-determined and any change requires the Company’s consent. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight-line basis over the voyage days from the loading of cargo to its discharge. The majority of revenue from voyage charter agreements is usually collected in advance.

Demurrage income, which is included in Voyage charter revenues, represents revenue earned from the charterer when loading or discharging time exceeded the stipulated time in the voyage charter agreement and is recognized when earned and collection is reasonably assured. Demurrage income for the years ended December 31, 2018, 2019 and 2020 was not material.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Vessel operating expenses are comprised of all expenses relating to the operation of the vessels, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables, professional and legal fees and miscellaneous expenses. Vessel operating expenses are recognized as incurred; payments in advance of services or use are recorded as prepaid expenses. Under voyage charter agreements, voyage expenses relate to bunkers, port charges, canal tolls, and agency fees and are all paid by the Company. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that are incurred from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are amortized on a straight-line basis as the related performance obligations are satisfied. Under time charter agreements, voyage expenses which are also recognized as incurred by the Company include costs for draft surveys, holds cleaning, postage, extra war risk insurance and other minor miscellaneous expenses related to the voyage. The charterer is responsible for paying the cost of bunkers and other voyage expenses whilst the vessel is on time charter. Certain voyage expenses paid by the Company, such as extra war risk insurance and holds cleaning may be recovered from the charterer; such amounts recovered are recorded as other income within “Time charter revenue” in the consolidated statements of operations.

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Financing costs

 Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Offering expenses

Expenses directly attributable to an equity offering are deferred and are either presented against proceeds from the offering within paid-in capital or are written-off and charged to “General and administrative expenses” in the consolidated statements of operations when it is probable that the offering will be aborted.

Fair value of above/below market time charters acquired

The Company values any asset or liability arising from the market value of any time charter assumed when a vessel is acquired. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the market rate for a charter of equivalent duration prevailing at the time the vessels are delivered. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the counterparties, as deemed necessary. The cost of the acquisition is allocated to the vessel and the in-place time charter attached on the basis of their relative fair values. The capitalized above-market (assets) and below-market (liabilities) charters are amortized as a reduction and increase, respectively, to time charter revenues over the remaining term of the assumed time charter.

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company records an impairment loss to the extent the vessel’s carrying value exceeds its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, fleet utilization, vessel operating expenses, drydocking costs, vessels’ residual value and the estimated remaining useful lives of the vessels.  These assumptions are based on historical trends as well as future expectations.

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates for similar size vessels, from the third year onwards. The Company calculates the historical average rates over a 19-year period for 2020, excluding peak periods, and a 18-year period for 2019, which both start in 2002 and take into account complete market cycles. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels. Specifically, the Company’s management uses the Company’s internal budget for operating expenses escalated by 1.5% per annum and the Company’s budgeted drydocking costs. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel).

If the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

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

Evaluation of purchase transactions

When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2019 and 2020, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The main objective of this update is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The amendments in this update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The ASU requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company adopted ASC 326 for its reporting period commencing January 1, 2020 with no impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement”. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The amendments in this Update became effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The Company adopted ASC 820 for its reporting period commencing January 1, 2020 with no impact on its consolidated financial statements.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - Continued

Recent accounting pronouncements

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04” "). This ASU  provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. In January 2021, the FASB issued ASU 2021-01 (Topic 848), which amends and clarifies the existing accounting standard issued in March 2020, ASU 2020-04 for Reference Rate Reform. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The Company is still evaluating the timing of the adoption and the optional expedients and exceptions it may adopt, as well as the effect of the adoption on its consolidated financial statements.

3.	Inventories

Inventories consisted of the following:
	2019	2020
Lubricants	1,728,861	1,558,484
Victualing	160,303	103,938
Total	1,889,164	1,662,422

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

4.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Costs	Accumulated Depreciation	Net Book Value
Balance, January 1, 2019	61,279,976	(12,453,848)	48,826,128
- Depreciation for the year	-	(4,178,886)	(4,178,886)
- Vessel acquisitions	71,214,470	-	71,214,470
- Capitalized expenses	368,621	-	368,621
Balance, December 31, 2019	132,863,067	(16,632,734)	116,230,333
- Depreciation for the year	-	(6,605,976)	(6,605,976)
- Sale of vessels	(17,655,916)	5,365,717	(12,290,199)
- Contingent consideration for vessel acquisitions (Note 18)	548,612	-	548,612
- Capitalized expenses	575,677	-	575,677
Balance, December 31, 2020	116,331,440	(17,872,993)	98,458,447

Capitalized expenses for the year ended December 31, 2020 mainly refer to smart bunkers monitoring systems (“Flow meters”) installed on all of the Company’s vessels. Capitalized expenses for the year ended December 31, 2019 refer to the installation of Water Ballast Treatment (“WBT”) systems. As of December 31, 2019, only one vessel has completed the installation of the WBT system with a total cost of $0.4 million.

Sale of vessels

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

On June 25, 2018 the Company sold M/V “Monica P”. The sale resulted in a gain of $1.4 million for the year ended December 31, 2018, which is presented in the “Net gain on sale of vessels” line in the "Operating Expenses" section of the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

In January 2020, M/V “EM Oinousses”, experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The Company agreed with the Hull & Machinery (“H&M”) underwriters to sell the vessel for scrap as is without effecting permanent repairs (see Note 19). As of June 30, 2020 M/V “EM Oinousses” was classified as vessel held for sale and was written down to its fair market value less costs to sell amounting to $3.7 million, resulting in a non-cash loss of $0.1 million compared to its net book value of $3.8 million. This amount is presented in the "Loss on write-down of vessel held for sale" line in the "Operating Expenses" section of the consolidated statements of operations. On July 6, 2020 the Company agreed to sell for scrap M/V “EM Oinousses”, for a net price of $3.6 million. The vessel was delivered to its buyers on July 17, 2020. The Company recorded a loss on sale of approximately $0.1 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations.

Following a strategy of disposing of older vessels the Company entered into the following vessel sale agreements:

In February 2020, the Company entered into an agreement to sell for scrap M/V “Manolis P”. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers is in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. On June 19, 2020 the Company agreed to sell for scrap M/V “Manolis P.”, for a net price of $2.0 million. The vessel was delivered to its buyers on July 2, 2020. The Company recorded a gain on sale of approximately $0.3 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations.

On July 13, 2020 the Company agreed to sell for scrap M/V “Kuo Hsiung”, for a net price of $1.9 million. The vessel was delivered to its buyers on July 30, 2020. The Company recorded a gain on sale of approximately $0.3 million, presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations.

On September 17, 2020 the Company agreed to sell for scrap M/V “Ninos”, for a net price of $2.3 million. The vessel was delivered to its buyers on September 30, 2020. The Company recorded a gain on sale of approximately $0.8 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations.

On October 29, 2020 the Company agreed to sell for further trading M/V “EM Athens”, for a net price of $4.9 million, in line with the Company’s strategy to dispose older vessels, combined with the increased drydocking expenses required. The vessel was delivered to its buyers on November 9, 2020. The Company recorded a gain on sale of approximately $1.2 million presented in the “Net gain on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

4.	Vessels, net - continued

Vessels acquired / delivered

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

On November 18, 2019 the Company acquired the intermediate containership (4,253 teu, 2009-built) M/V “Synergy Keelung” and its attached time charter for a purchase price of $11.44 million.

On November 19, 2019 the Company acquired the intermediate containership (4,253 teu, 2009-built) M/V “Synergy Oakland” and its attached time charter for a purchase price of $10.50 million.

On November 21, 2019 the Company acquired the intermediate containership (4,253 teu, 2009-built) M/V “Synergy Busan” and its attached time charter for a purchase price of $10.17 million.

Impairment analysis

The Company performed the undiscounted cash flow test as of December 31, 2019 and 2020 for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable.

As of December 31, 2020, all vessels are used as collateral under the Company’s loan agreements (refer Note 8).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

5.	Accrued Expenses

The accrued expenses consisted of:
	December 31, 2019	December 31, 2020

Accrued payroll expenses	231,093	339,004
Accrued interest expense	590,216	173,576
Accrued general and administrative expenses	111,720	187,311
Accrued commissions	67,682	76,130
Other accrued expenses	724,610	524,399
Total	1,725,321	1,300,420

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

For the years ended December 31, 2019 and 2020, the amortization of fair value of the below market acquired time charters analyzed above was $857,945 and $1,714,370, respectively, and is included under “Time charter revenue” in the consolidated statements of operations.

The unamortized balance of this intangible liability as of December 31, 2019 of $1,714,370 was fully amortized within 2020.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager (see Note 1) which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily fee of Euro 685 per vessel for each of 2018, 2019 and 2020, under the Company’s Master Management Agreement.  An additional fixed management fee (see below) is paid to the Manager for the provision of  management executive services.

The Company’s Master Management Agreement (“MMA”) with Eurobulk provides for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA, as periodically amended and restated, will automatically be extended after the initial five-year period for an additional five-year period unless terminated on or before the 90th day preceding the initial termination date. Pursuant to the MMA, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was amended and restated as of January 1, 2012 to reflect a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager is greater than 20 (“volume discount”). The daily vessel management fee was set at Euro 685 per day per vessel in operation and 342.5 Euros per day per vessel in lay-up after the 5% discount.

The MMA was further renewed on January 1, 2018 for an additional five year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the years ended December 31, 2018, 2019 and 2020 and will be adjusted annually for inflation in the Eurozone. The fee remains unchanged for 2021.

Vessel management fees paid to the Manager amounted to $3,536,094, $3,671,335 and $5,293,199 in 2018, 2019 and 2020, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - Continued

In addition to the vessel management services, the Manager provides executive services to the Company. In 2018 up to the Spin-off, compensation for such services to the Company as a public company was $2,000,000 per annum for the Company pre Spin-off. The amount of such executive compensation allocated to the Company prior to the Spin-off was based on the proportion of the number of calendar days that related to Euroseas post Spin-off vessels to the number of days of the entire fleet of Euroseas. After the Spin-off, the annual compensation for such services was set at $1,250,000.

On November 15, 2019, the Company signed an addendum adjusting the fixed annual executive compensation to $2,000,000 to compensate the Manager for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated on $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and on $2,000,000 for the period of November 16, 2019 until December 31, 2019. The Company incurred costs of $1,561,126, $1,344,250 and $2,000,000 in 2018, 2019 and 2020, respectively, which are recorded in “General and administrative expenses” in the consolidated statements of operations.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists.  As of December 31, 2019 and 2020, the amounts due to related company were $795,562 and $24,072, respectively. Based on the MMA between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and the Manager an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each quarter to the Manager.

In August 2019, the Company completed the acquisition of the four feeder containerships, owned by affiliates of the Pittas family including the Company’s Chief Executive Officer (see Note 1) for a consideration of $28.2 million that included a cash payment of $15 million and the issuance of 2,816,901 common shares to the sellers. The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors.

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. Within the second quarter of 2020 the Company repaid $625,000 of the above loan. In November 2020, the outstanding amount of the loan was converted into Company’s common shares. For further details refer to Note 8-e.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

7.	Related Party Transactions - continued

On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The interest rate applied is 8% per annum. Interest on the loan is payable quarterly. For further details refer to Note 8-e.

The Company uses brokers for various services, as is industry practice.  Eurochart S.A., an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart S.A. for vessel sales were $64,500, nil and $153,750 in 2018, 2019 and 2020, respectively, recorded in “Net gain on sale of vessels” in the consolidated statements of operations. A commission of 1% of the purchase price is also paid to Eurochart S.A. by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. Commissions to Eurochart S.A. for chartering services were, $453,361, $493,341 and $504,892 in 2018, 2019 and 2020, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $118,684 and $137,385 in 2018, $106,749 and $142,332 in 2019, and $100,837 and $203,678 in 2020, respectively.  These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2019	December 31, 2020
Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shiping Ltd.	(a)	37,650,000	24,625,000
Diamantis Shipowners Ltd.	(b)	3,507,220	3,026,300
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	(c)	12,050,000	11,150,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(d)	32,000,000	28,500,000
		85,207,220	67,301,300
Less: Current portion		(12,541,840)	(20,891,840)
Long-term portion		72,665,380	46,409,460
Deferred charges, current portion		246,520	246,520
Deferred charges, long-term portion		477,595	189,432
Long-term bank loans, current portion net of deferred charges		12,295,320	20,645,320
Long-term bank loans, long-term portion net of deferred charges		72,187,785	46,220,028

Loan from related party, current
Euroseas Ltd.	(e)	5,000,000	2,500,000

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – continued

The future annual loan repayments are as follows:

To December 31:
2021	20,891,840
2022	8,884,460
2023	37,525,000
Total	67,301,300

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans - continued

(a)
On November 21, 2018, the Company signed a reducing revolving credit facility with Eurobank Ergasias S.A (the “Lender”) for an amount of up to $45,000,000. A loan of $30,000,000 was drawn on November 21, 2018 by Joanna Maritime Ltd., Jonathan John Shipping Ltd., Corfu Navigation Ltd. and Bridge Shipping Ltd. to fully refinance all of the Company’s existing facilities with this bank and provide working capital. The revolving tranche was available for a period of 18 months from signing of the loan agreement for the purpose of partly financing new vessel acquisitions or providing working capital and can be renewed subject to the bank’s approval and a fee to be determined. The loan is payable in 12 equal consecutive quarterly principal installments of $900,000 followed by a balloon amount of $19,200,000 to be paid together with the last principal installment in November 2021. The interest rate margin is 3.90% over LIBOR, reduced from 4.40% as described below.

Each quarterly principal instalment paid is added to the revolving tranche and may be redrawn. The remaining $7,350,000 of the revolving facility, after including principal repayments up to December 31, 2019, remained available to the Company in order to finance up to 55% of the market value of post 2001-built ships. The undrawn amount available under the revolving facility incurred an annual commitment of 0.40% and any amount drawn would incur a 1% underwriting fee. On June 26, 2020, the Lender signed with the borrower a second supplement letter according to which the undrawn committed amount under the abovementioned credit facility agreement was cancelled upon the borrower’s request. Additionally, the Lender agreed to defer the amount of $2,700,000 (the remaining three installments of 2020) to be repaid together with the balloon payment in November 2021.

Within the third and the fourth quarter of 2020 the Company sold five vessels used as collateral under the abovementioned credit facility agreement (M/V “Manolis P.”, M/V “EM Oinousses”, M/V “Kuo Hsiung”, M/V “Ninos” and M/V “EM Athens”). An aggregate amount of $11,750,000 was prepaid and all aforementioned vessels were released from their mortgages. Following the above prepayment, the quarterly principal installments were reduced to $400,000 and the balloon payment was reduced to $12,150,000 with the repayment of the loan resuming in February 2021.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – continued

The loan is secured with (i) first priority mortgages over M/V “Aegean Express”, M/V “Joanna”, M/V “EM Corfu” and M/V “Akinada Bridge”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company has the option (at the Lender’s absolute discretion) to substitute a mortgaged vessel by notifying the Lender in writing at least one month prior to the intended substitution date, provided that: a) the substitute vessel is of a similar type, of the same or younger age, having the same or enhanced characteristics (including, without limitation, deadweight, lightweight, shipyard pedigree and technical specifications) and will be 100% owned by a shipowning company, incorporated in a jurisdiction acceptable to the Lender and owned by a ship owning company owned by the Company (directly or indirectly) and b) the new shipowning company provides a first preferred mortgage over the new vessel and a corporate guarantee in favor of the Lender and executes any other security documentation as may be requested by the Lender at its discretion. The Company paid loan arrangement fees of $300,000 within 2018 for this tranche.

On May 30, 2019, the Lender made available to the Company two new ship-related (M/V “EM Astoria” and M/V “Evridiki G”) advances totaling $12.0 million or 55% of the aggregate market value of the two aforementioned vessels, with a simultaneous reduction of the margin of the loan, from 4.40% to 3.90% per annum. The Lender also agreed, during the remaining facility period, to reduce the amount held as cash collateral from $5.0 million to $1.0 million and release the balance in favor of the borrower. The loan was used to refinance the existing facilities of Noumea Shipping Ltd. and Gregos Shiping Ltd. and to provide working capital. The loan is payable in 16 equal consecutive quarterly principal installments of $375,000 followed by a balloon amount of $6,000,000 to be paid together with the last principal installment in May 2023. On June 26, 2020, the Lender agreed to defer the amount of $1,125,000 (the remaining three installments of 2020) to be repaid together with the balloon payment in May 2023, increasing the balloon amount to $7,125,000. The loan is secured with (i) first priority mortgages over M/V “Evridiki G” and M/V “EM Astoria”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid a loan arrangement fee of $32,000 within 2019 for this tranche. The security cover ratio covenant for the facility is set to 140%.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – continued

(b)
On July 29, 2019, the Company signed a term loan facility with Piraeus Bank S.A. for an amount not exceeding the lesser between $4,000,000 and 90% of the scrap value of M/V “Diamantis P”. On July 31, 2019,  a loan of $3,667,680 was drawn by Diamantis Shipping Ltd. to partly finance the acquisition of M/V “Diamantis P”. The loan is payable in twelve equal consecutive quarterly instalments of $160,460 plus a balloon amount of $1,742,160 to be paid together with the last instalment in July 2022. The margin of the loan is 3.50% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Diamantis P”, (ii) first assignment of earnings and insurance of M/V “Diamantis P”, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to remaining loans of the Company. The Company paid a loan arrangement fee of $32,000 within 2019 for this loan. The security cover ratio covenant for the facility is set to 110% until the first anniversary of the drawdown date and 120% thereafter. On July 29, 2020, the Company signed a supplemental agreement with Piraeus Bank S.A. under which it was agreed to defer the amount of $160,460, representing half of the installments of the third and the fourth quarter of 2020 to be repaid together with the balloon payment in July 2022, increasing the balloon amount to $1,902,620.

(c)
On July 30, 2019, the Company signed a term loan facility with HSBC Bank Plc. for an amount of $12,500,000. The loan was used to partly finance the acquisition of M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on August 8, 2019. The loan is payable in fourteen consecutive equal quarterly installments of $450,000 plus a balloon payment of $6,200,000 to be paid together with the last instalment in February 2023. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgages over M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $62,500 within 2019 for this loan. The security cover ratio covenant for the facility is set to 130%. On September 30, 2020, the Company signed a supplemental agreement with HSBC Bank Plc. under which it was agreed to defer the amount of $900,000, representing the installments of the third and the fourth quarter of 2020, to be repaid together with the balloon payment in February 2023, increasing the balloon amount to $7,100,000.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – continued

(d)
On November 8, 2019, the Company signed a term loan facility with Piraeus Bank S.A. for an amount of $32,000,000. The loan was used to partly finance the acquisition of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on November 18, 2019. The loan is payable in three consecutive equal quarterly instalments of $1,400,000 followed by thirteen consecutive equal quarterly instalments of $800,000 and a balloon payment of $17,400,000 to paid together with the last instalment in November 2023. The loan bears interest at LIBOR plus a margin of 3.50%. The loan is secured with (i) first priority mortgages over M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $352,000 within 2019 for this loan. The security cover ratio covenant for the facility is set to 125%. On July 7, 2020, the Company signed a supplemental agreement with Piraeus Bank S.A. under which it was agreed to defer the amount of $1,500,000 from the installments of the third and the fourth quarter of 2020, to be repaid together with the balloon payment in November 2023, increasing the balloon amount to $18,900,000.

On September 30, 2019, Euroseas signed an agreement with Colby Trading Ltd. (“Colby”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, as supplemented on December 20, 2019 and March 30, 2020, to draw down a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. Interest on the loan is 8% per annum and is payable quarterly. The loan was payable in four repayment instalments of a principal amount of $625,000 each, maturing by November 2020. The first repayment instalment was paid on May 15, 2020 and the remaining three instalments, which were payable on a quarterly basis, were rescheduled to be paid at the maturity of the loan in November 2020.Under certain limited circumstances, the Company can pay principal in equity, and the loan is convertible in common stock of the Company at the option of the lender at certain times. The Company paid $51,111 and $160,035 on interest for the years ended December 31, 2019 and 2020, respectively. On November 24, 2020, Colby exercised its right to convert the outstanding balance of the loan of $1,875,000 into the Company’s common shares as per the terms of the loan agreement. As a result, on November 25, 2020, the Company issued 702,247 shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $2.67 per share. The Company incurred a loss on the extinguishment of the above debt of $491,571, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $3.37 per share. The specific amount is recorded under “Loss on debt extinguishment” in the consolidated statement of operations.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

8.	Long-Term Bank Loans – continued

On November 1, 2019, Euroseas signed a second agreement with Colby, as supplemented on November 15, 2020, to draw another $2.5 million loan to finance working capital needs. Interest on the loan is 8% per annum and is payable quarterly. This loan was fully repaid upon its maturity on March 31, 2021.  The Company paid $33,333 and $201,248 on interest for this loan for the years ended December 31, 2019 and 2020, respectively.

In addition to the terms specific to each bank loan described above, all the above bank loans are secured with a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash).  The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan instalments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,410,376 and $2,245,010 as of December 31, 2019 and 2020, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2020, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2018, 2019 and 2020 amounted to $2,703,845, $3,219,471 and $3,836,985 respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

For 2018 the Company did not qualify for this exemption. The Company is subject to an effective 2% United States federal tax on the U.S. source shipping income that is attributable to the transport of cargoes to or from the United States which is not considered an income tax. The amount of this tax for the year ended December 31, 2018 was $15,135. The amount of the 2018 tax was paid on June 15, 2019 and was recorded within "Vessel operating expenses" in the consolidated statements of operations when paid.

For the taxable years 2019 and 2020 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years,  because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

10.	Commitments and Contingencies

a)
As of December 31, 2020 a subsidiary of the Company, Alterwall Business Inc., owner of M/V “Ninos”, is involved in a dispute with a fuel oil supplier who claimed a maritime lien against the vessel after the company which had time-chartered the vessel from the Company went bankrupt in October 2009 and failed to pay certain invoices. The vessel was arrested in Karachi in November 2009 and released after a bank guarantee for an amount of $0.53 million was provided on behalf of the Company, for which the bank has restricted an equal amount of the Company's cash which is presented within “Restricted Cash” under “Long-term assets” in the consolidated balance sheets. The legal proceedings are ongoing.  Although the Company believes it will be successful in its claim, it made a provision of $0.15 million in prior years for any costs that may be incurred.

b)
On November 7, 2019, Euroseas Ltd. and Synergy Holdings Limited, as part of the agreement for the acquisition of the vessels M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (refer Notes 1 and 4), agreed that Euroseas will issue certain shares of its common stock to Synergy Holdings Limited under the following terms: If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time, allocated equally to the four vessels.

The specific contingency was resolved on November 16, 2020 with the Index Value as of that date being higher than the Index Value on November 15, 2019 (refer Note 4).

Based on the above agreement the Company issued on November 16, 2020 161,357 shares to Synergy Holdings Limited based on the 20-day volume weighted average price of the Company’s common Shares calculated on November 16, 2020 which was $3.09871. The supplementary contingent payment was recorded as part of the acquisition cost of the abovementioned vessels, using the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of $3.40 per share.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

As of December 31, 2020, future gross minimum revenues under non-cancellable time charter agreements total $53.7 million. The amount of $40.2 million is due in the year ending December 31, 2021, $9.2 million due in the year ending December 31, 2022 and another $4.3 million due on December 31, 2023. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company’s 2014 Stock Incentive Plan (the “2014 Plan”). On May 5, 2018, the Board of Directors approved a new equity incentive plan (the “2018 Plan”) to replace the 2014 Plan. The 2018 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 75,000 shares, over 10 years after the 2018 Plan’s adoption date. The persons eligible to receive awards under the 2018 Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2014 Plan and the 2018 Plan during the three year period ended December 31, 2020 are noted below.
a)
On November 2, 2017 an award of 12,534 non-vested restricted shares, was made to 18 key persons of which 50% vested on July 1, 2018 and 50% vested on July 1, 2019; awards to officers and directors amounted to 7,213 shares and the remaining 5,321 shares were awarded to employees of Eurobulk.

b)
On November 21, 2018 an award of 15,681 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% vested on November 16, 2020; awards to officers and directors amounted to 9,021 shares and the remaining 6,660 shares were awarded to employees of Eurobulk.

c)
On November 4, 2019 an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% will vest on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk.

d)
On November 5, 2020 an award of 45,900 non-vested restricted shares, was made to 16 key persons of which 50% will vest on November 16, 2021 and the remaining 50% will vest on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk.

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

The Company accounts for restricted share awards forfeitures as they occur. During the year ended December 31, 2020, 817 shares were forfeited with a weighted-average grant-date fair value of $8.39 per share. No forfeitures occurred in the years ended December 31, 2018 and 2019.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

11.	Stock Incentive Plan – continued

The compensation cost that has been charged against income for awards was $124,487, $97,919 and $121,631, for the years ended December 31, 2018, 2019 and 2020, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s non-vested shares as of December 31, 2018, 2019 and 2020, and the movement during these years, is presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2018	17,545	12.80
Granted	15,681	8.56
Vested	(11,278)	12.16
Non-vested on December 31, 2018	21,948	10.16

Non-vested on January 1, 2019	21,948	10.16
Granted	15,444	8.13
Vested	(14,108)	11.01
Non-vested on December 31, 2019	23,284	8.28

Non-vested on January 1, 2020	23,284	8.28
Granted	45,900	2.71
Vested	(15,064)	8.34
Forfeited	(817)	8.39
Non-vested on December 31, 2020	53,303	3.46

As of December 31, 2020, there was $143,878 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2018 Plan and is expected to be recognized over a weighted-average period of 0.94 years. The total fair value at grant-date of shares granted during the years ended December 31, 2018, 2019 and 2020 was $134,232, $125,560 and $124,389 respectively.

Euroseas Ltd. and Subsidiaries
Notes to consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

12.	Earnings / (Loss) Per Share

Basic and diluted loss per common share is computed as follows:

	2018	2019	2020
Income:
Net (loss) / income, continuing operations	(663,396)	(1,682,671)	4,041,431
Dividends to Series B preferred shares	(1,335,733)	(1,271,782)	(693,297)
Preferred deemed dividend	-	(504,577)	-
Net (loss) / income attributable to common shareholders, continuing operations	(1,999,129)	(3,459,030)	3,348,134
Weighted average common shares –outstanding, basic and diluted	1,414,775	2,861,928	5,753,917
Basic and diluted (loss) / earnings per share, continuing operations	(1.41)	(1.21)	0.58
Net income attributable to common shareholders, discontinued operations	554,506	-	-
Net (loss) / income attributable to common shareholders	(1,444,623)	(3,459,030)	3,348,134
Basic and diluted (loss) / earnings per share	(1.02)	(1.21)	0.58

For the years ended December 31, 2018, 2019 and 2020, the effect of 21,948, 23,284 and 53,303 non-vested stock awards, respectively, and of 19,605, 8,000, and 8,365 Series B Preferred Shares, respectively, was anti-dilutive. The number of dilutive securities was nil shares in 2018, 2019 and 2020.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

13.	Voyage and Vessel Operating Expenses

These consisted of:
	Year ended December 31,
	2018	2019	2020
Voyage expenses
Port charges and canal dues	384,893	251,197	451,586
Bunkers	876,195	804,211	882,673
Total	1,261,088	1,055,408	1,334,259

Vessel operating expenses
Crew wages and related costs	11,020,924	13,111,682	17,866,847
Insurance	1,537,539	1,844,088	2,947,937
Repairs and maintenance	1,043,632	1,110,995	1,316,864
Lubricants	1,665,849	2,029,230	2,609,647
Spares and consumable stores	3,445,422	4,758,290	6,245,518
Professional and legal fees	252,156	259,311	255,948
Other	1,020,648	869,686	976,928
Total	19,986,170	23,983,282	32,219,689

14.	Derivative Financial Instruments

Interest rate swaps

On October 17, 2014, the Company entered into one interest rate swap contract with Eurobank – Ergasias S.A. (“Eurobank”) for a notional amount of $10.0 million, with inception date on October 14, 2014 and maturity date on May 28, 2019, in order to manage interest costs and the risk associated with changing interest rates of the Company’s loans. Under the terms of the swap, Eurobank made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid an adjustable rate averaging 1.97% (more specifically, the Company paid the fixed rate of 0.50% until November 28, 2016, then 0.95% until November 28, 2017 and then 3.55% until May 28, 2019) based on the relevant notional amount.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

14.	Derivative Financial Instruments - continued

On April 16, 2020, the Company entered into one interest rate swap contract with Eurobank on a notional amount of $30.0 million, with inception date on April 24, 2020 and maturity date on April 24, 2025. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the relevant notional amount.

The interest rate swap contract did not qualify for hedge accounting as of December 31, 2020. As of December 31, 2019, the Company had no interest rate swaps open positions.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2019	December 31, 2020

Interest rate swap contract	Current liabilities – Derivative	-	203,553
Interest rate swap contract	Long-term liabilities – Derivative	-	362,195
Total derivative liabilities		-	565,748

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
Interest rate swap contract– Unrealized gain / (loss)	Loss on derivatives, net	204,647	-	(565,748)
Interest rate swap contract- Realized loss	Loss on derivatives, net	(201,745)	(2,885)	(22,240)
Total net gain / (loss) on interest rate swap contract		2,902	(2,885)	587,988

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

14.	Derivative Financial Instruments - continued

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

FFA contracts not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2018	Year Ended December 31, 2019	Year Ended December 31, 2020
FFA contracts – Unrealized loss	Loss on derivatives, net	-	-	-
FFA contracts – Realized loss	Loss on derivatives, net	(47,245)	-	-
Total loss on FFA contracts		(47,245)	-	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

15.	Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2018	37,314	29,000,000	6,613,759	35,613,759
Dividends declared	1,333	-	1,335,733	1,335,733
Shares distributed to EuroDry	(19,042)	(14,500,000)	(3,692,131)	(18,192,131)
Balance, December 31, 2018	19,605	14,500,000	4,257,361	18,757,361
Dividends declared	81	-	78,639	78,639
Redemption of shares	(11,686)	(8,155,055)	(3,530,945)	(11,686,000)
Preferred deemed dividend	-	504,577	-	504,577
Balance, December 31, 2019	8,000	6,849,522	805,055	7,654,577
Dividends declared	365	-	365,059	365,059
Balance, December 31, 2020	8,365	6,849,522	1,170,114	8,019,636

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
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

On June 10, 2019 the Company proceeded with the redemption of $11.7 million of value, or about 59.4%, of its outstanding Series B Preferred Shares at that time with simultaneous reduction by 4% of the dividend rate for the $8 million value of preferred shares remaining outstanding until January 29, 2021. After that date the dividend rate would increase to 14% (see Note 20). The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $504,577, and was recorded as preferred deemed dividend.

For the year ended December 31, 2018, the Company declared four consecutive dividends totaling $1.34 million, all of which were paid in kind. For the year ended December 31, 2019 the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. For the year ended December 31, 2020, the Company declared four consecutive dividends totaling $0.69 million, of which $0.37 were paid in kind, $0.15 million were paid in cash and another $0.17 million were accrued as of December 31, 2020 and paid in February 2021. The redemption liability as of December 31, 2020 is $8,365,059.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long term bank loans. Under the terms of the interest rate swaps the Company and the bank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 14 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “Loss on derivatives, net” in the consolidated statements of operations. As of December 31, 2020 the Company had one open swap contract for a notional amount of $30.0 million.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

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

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based LIBOR swap rates.  LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2020
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$203,553	-	$203,553	-
Interest rate swap contract, long-term portion	$362,195	-	$362,195	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

On June 15, 2017, the Company entered into a profit sharing agreement with Credit Agricole whereby it would share with the bank 35% of the excess of the fair market value of M/V “EM Astoria” over the outstanding loan when the vessel was sold or when the loan matured. As a result of the lender's entitlement to participate in the appreciation of the market value of the mortgaged vessel, the Company recognized a participation liability of amount $1,067,500 as of December 31, 2018, presented in "Vessel profit participation liability" in the consolidated balance sheets, with a corresponding debit to a debt discount account, presented contra to the loan balance. The fair value of this participation agreement is considered Level 2, as it directly depends on the fair value or expected fair value of M/V “EM Astoria”. The Company completed the refinancing of the specific loan in June 2019 using its revolving loan facility with Eurobank Ergasias S.A., as explained in Note 8-(a) above, with the final participation liability paid amounting to $950,000. For the year ended December 31, 2019, loss on debt extinguishment was $0.3 million and related to the write-off of the unamortized debt discount in connection with the refinancing of the participating mortgage loan, partly offset by the lower amount, at which the vessel profit participation liability was finally settled, recorded in “Loss on debt extinguishment” in the consolidated statement of operations.

As of June 30, 2020 the vessel M/V "EM Oinousses" with a carrying amount of $3.77 million, was classified as vessel held for sale and written down to its fair value of $3.87 million, less estimated costs to sell of $0.22 million, resulting in a loss of $0.12 million, which was included in the consolidated statement of operations under “Loss on write-down of vessel held for sale”. The fair value of M/V "EM Oinousses" was determined by reference to its negotiated and thereafter agreed sale price and is considered Level 2.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis - continued

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2019 and 2020, due to their short-term maturity.  Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2020, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s related party loan is estimated based on current interest rates offered to the Company for similar loans and approximates its individual carrying amount due to its short-term maturity. The fair value of the Company’s interest rate swap is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

17.	Discontinued Operations

Following the close of trading on the Nasdaq Capital Market on May 30, 2018, the Company completed the spin-off of its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) to EuroDry Ltd (Note 1). Accordingly, the results of operations and financial condition of EuroDry have been presented in discontinued operations for all historical comparative periods presented. The revenue and loss for the discontinued operations for the years ended December 31, 2018, 2019 and 2020 are analyzed as follows:

		Year Ended December 31 (discontinued operations)
	2018	2019	2020
Statement of Operations Data
Voyage revenue	25,934,204	-	-
Commissions (including $324,178, nil and nil respectively, to related party)	(1,411,333)	-	-
Voyage expenses	(410,676)	-	-
Vessel operating expenses (including $115,026, nil and nil, respectively, to related party)	(9,183,152)	-	-
Drydocking expenses	(1,465,079)	-	-
Related party management fees	(1,701,340)	-	-
Vessel depreciation	(5,422,155)	-	-
General and administrative expenses (including $731,456,nil and nil, respectively, to related party)	(2,346,502)	-	-
Operating income	3,993,967	-	-
Total other expenses, net	(2,874,232)	-	-
Net income	1,119,735	-	-
Dividend Series B Preferred Shares	(565,229)	-	-
Net income attributable to common shareholders	554,506	-	-

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
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

Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Subject to preferences that may be applicable to any outstanding preferred shares, holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of the Company’s common stock when issued will be fully paid for and non-assessable. The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which the Company has issued or may issue in the future.

During November 2018, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2018 and October 30, 2018, the Company issued and sold at-the-market (ATM) 139,509 shares of common stock for gross proceeds net of commissions of $2.0 million.

In addition, during the year ended December 31, 2018, the Company issued 15,681 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 11).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

18.	Common Stock - continued

In August 2019, the Company issued 2,816,901 common shares for the acquisition of M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Kea” and M/V “Diamantis P”, owned by affiliates of the Pittas family, including the Company’s Chief Executive Officer (refer Note 1).

During October 2019, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2017,  October 30, 2018 and May 30, 2019, the Company issued and sold at-the-market (ATM) 144,727 shares of common stock for gross proceeds net of commissions of $0.9 million.

In November 2019, the acquisition of the Synergy vessels was partially financed through a private placement of $6 million, subscribed equally by an entity affiliated with the Company’s Chief Executive Officer and an entity controlled by the seller of the Synergy vessels, resulting in the issuance of 1,056,338 common shares.

In addition, during the year ended December 31, 2019, the Company issued 15,444 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 11).

On December 19, 2019, the Company announced that it has completed a 1-for-8 reverse stock split, effective at the close of trading on December 18, 2019. The Company’s common shares began trading on a split-adjusted basis on December 19, 2019.

During August 2020, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2017,  October 30, 2018 and May 30, 2019, the Company issued and sold at-the-market (ATM) 200,000 shares of common stock for gross proceeds net of commissions of $0.7 million.

In addition, during the year ended December 31, 2020, the Company issued 45,900 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 11).

On November 16, 2020, the Company issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment agreed upon on November 7, 2019 as part of the agreement for the acquisition of the vessels M/V "Synergy Busan", M/V "Synergy Keelung", M/V "Synergy Oakland" and M/V "Synergy Antwerp"(see Notes 4 and 10).

On November 24, 2020, the Company received notice from Colby, which had provided Euroseas with a loan of $2.5 million in September 2019, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into common shares of the Company as per the terms of the loan. As a result, the Company issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan (see Note 8-e).

Euroseas Ltd. and Subsidiaries
Notes to the consolidated financial statements
as of December 31, 2019 and 2020 and for the
Years ended December 31, 2018, 2019 and 2020
(All amounts expressed in U.S. Dollars)

19.	Other operating income

In January 2020, M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the Hull & Machinery (“H&M”) underwriters an “unrepaired damage” claim of $2.7 million. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs. As of December 31, 2020, the underwriters have already paid $2.3 million for the “unrepaired damage”. The H&M underwriters and the vessel’s last charterers / cargo owners will cover any “General Average” costs and salvage proceeds. As a result of the above the Company as of December 31, 2020, recognized a receivable of $0.7 million, including a general average claim of $0.3 million, which is included under “Other receivables” in the consolidated balance sheet. The Company has also recognized a gain on hull and machinery claim of $2.7 million, which is included under “Other operating income” in the consolidated statement of operations.

20.	Subsequent Events

The following events occurred after December 31, 2020:

(a)
On January 29, 2021, The Company redeemed 2,000 of its Series B Preferred Shares (“Preferred Shares”) outstanding and paid $2,000,000 to its Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Preferred Shares shareholders to reduce the dividend rate of its Preferred Shares to 8% per annum for two years from the 14% per annum level it was set to increase on January 29, 2021. Over the next two years, the Company has also the option to pay the preferred dividends in kind at a rate of 9%. The dividend rate will reset to 14% per annum on January 29, 2023.

(b)	In January and February 2021, the Company sold 82,901 shares of common stock under its at-the-market offering for approximately $0.74 million of net proceeds.