Form 20-F
period 2021-12-31
EUROSEAS LTD.
filed 2022-04-22
CIK 1341170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________________ to _________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number 001-33283

EUROSEAS LTD.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

4 Messogiou & Evropis Street, 151 24 Maroussi Greece

(Address of principal executive offices)

Tasos Aslidis, Tel: (908) 301-9091, euroseas@euroseas.gr, Euroseas Ltd. c/o Tasos Aslidis,11 Canterbury Lane, Watchung, NJ 07069

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
7,294,541 common shares, $0.03 par value

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

☐  Yes        ☐  No

FORWARD-LOOKING STATEMENTS

Euroseas Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

●	our future operating or financial results;

●	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

●	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

●	fluctuations in our stock price as a result of volatility in securities markets;

●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

●	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

●	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

●	our expectations relating to dividend payments and our ability to make such payments;

●	our ability to leverage to our advantage our Manager’s relationships and reputations in the container shipping industry;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	acts of terrorism and other hostilities, including piracy;

●

the severity and duration of natural disasters or public health emergencies, including the spread of coronavirus (“COVID-19”), including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns; and

●	other factors discussed in the section titled “Risk Factors.”

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

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Risk Factors Summary

●	The uncertainties in global and regional demand for chartering containerships;

●	The volatile container shipping market and difficulty finding profitable charters for our vessels;

●	Fluctuations in our stock price as a result of volatility in securities markets;

●

The impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including possible delays due to the quarantine of vessels and crew, as well as government-imposed shutdowns;

●	Our ability to comply with various financial and collateral covenants in our credit facilities;

●	Uncertainties related to the market value of our vessels;

●	Uncertainties related to the supply and demand of containership vessels;

●	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;

●	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

●	Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the recent conflict between Russia and Ukraine;

●	Uncertainties related to conducting business in China;

●	Our dependence on a limited number of customers operating in a consolidating industry;

●	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

●	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;

●	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;

●	Uncertainties related to availability of new or secondhand vessels to acquire;

●	Uncertainties related to the price of fuel, and our reliance on suppliers;

●	Our ability to attract and retain qualified, skilled crew at reasonable cost;

●	A potential increase in operating costs associated with the aging of our fleet;

●	Our ability to leverage to our advantage our Manager’s relationships and reputation within the container shipping industry;

●	Volatility in, and related to the discontinuance of the London Interbank Offered Rate, (“LIBOR”);

●	Our ability to hedge against fluctuations in exchange rates and interest rates;

●

The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

●	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;

●	Potential cyber-attacks which may disrupt our business operations;

●	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

●	Potential conflicts of interest between us, our principal officers and our Manager;

●	Uncertainties related to compliance with sanctions and embargo laws;

●	Uncertainties in the interpretation of corporate law in the Marshall Islands;

●	Uncertainties over our ability to pay dividends;

●	The expected costs associated with complying with public company regulations; and

●	The effect of issuance of preferred stock on the voting power of our shareholders.

Industry Risk Factors

Our future profitability will be dependent on the level of charter rates in the international container shipping industry.

We are an independent shipping company that operates in the container shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for containerized goods trade and the distance that those goods must be moved by sea. The demand for trade is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as the COVID-19 pandemic, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

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

Containership rates have experienced volatility in the past five years. Beginning in early 2017, containership rates started a slow recovery from 2016’s declining trend that had been underway for a few years. In the second half of 2017, rates initially stabilized and then slightly eased. In 2018 rates initially increased through May to levels last seen in the second half of 2015, but still remained below their historical average. Thereafter, a decline began that erased the entirety of the gains by year end. Containership rates started in a depressed state in 2019 but by March had gradually strengthened to levels that, although were below those achieved in the first quarter of 2018, were noticeably higher than the low rates seen in 2016. The remainder of the year saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021, with containership rates surpassing the last ten-year historical medians. In addition, employment rates have been increasing across all segments in the first months of 2022, reaching all-time highs.

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

Some of the factors that influence demand for vessel capacity include:

●	supply of, and demand for, containerized cargo;

●	changes in the production of semi-finished and finished consumer and industrial products, and the resulting changes in the international pattern of trade;

●	global and regional economic and political conditions, armed conflicts and terrorist activities;

●	pandemics, such as the outbreak of COVID-19;

●	embargoes and strikes;

●	the location of regional and global manufacturing facilities;

●	availability of credit to finance international trade;

●	the location of consuming regions for semi-finished and finished consumer and industrial products;

●	the distance containerized commodities are to be moved by sea;

●	environmental and other regulatory developments;

●	currency exchange rates;

●	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;

●	changes in seaborne and other transportation patterns; and

●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;

●	the scrapping rate of older vessels;

●	the price of steel and other materials;

●	port and canal congestion;

●	changes in environmental and other regulations that may limit the useful life of vessels;

●	the price of fuel;

●	vessel casualties;

●	the number of vessels that are out of service; and

●	changes in global commodity production.

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

The market value of our vessels may increase or decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;

●	supply of container vessels, including newbuildings;

●	demand for container vessels;

●	types and sizes of vessels in our fleet;

●	scrap values;

●	other modes of transportation;

●	cost of newbuildings;

●	technological advances;

●	new regulatory requirements from governments or self-regulated organizations;

●	competition from other shipping companies; and

●	prevailing level of charter rates.

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

The market supply of containerships was highly elevated at the beginning of last decade, with the number of containerships on order reaching historic highs. The orderbook gradually declined and by the end of 2020 neared its lowest level of the last twenty years. As reported by industry sources, the containership fleet increased by 5.6% in 2018, 4.0% in 2019, 2.9% in 2020 and 4.5% in 2021. As of March 31, 2022, containership volumes have increased by 3.6%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of March 31, 2022, was approximately 24.89 million teu with approximately another 6.6 million teu, or about 26.4% of the fleet capacity on order. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since and reached marginally profitable levels during 2018 and into 2019, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused volatility in charter rates. By the end of the year, the market was amongst the best performing across all containership segments, with charter markets celebrating new highs. Charters renewed or entered into around the end of 2020 and during 2021 were at rates that were profitable, but could decrease again, depending on changes of demand for and supply of shipping capacity. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States and the current Ukraine Russia conflict, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline to 2.3 percentage points in 2020 as a result of the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 5.8 percent, to stand at 8.1 percentage points, with further growth projected for 2022 and 2023, albeit at a slower pace. In addition, the United States, a major trading partner of China, has imposed tariffs on certain goods and has indicated that it may seek to implement more protectionist trade measures, in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region in general. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The recent trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

The continuing COVID-19 pandemic and the spread of new variants may have negative effects on the global economy and our business, including our ability to rotate our crew and provide technical support from in-house teams to our vessels which would affect our operations and financial results.

The outbreak of the COVID-19 virus has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in China, including Chinese ports, where we conduct a significant amount of our operations, and have since expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. Even though international travel has been less constrained, any disruptions could impact the cost of rotating our crew, and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts to conduct work we ordinarily address in-house, as happened for a period of time in the last two years. These local experts may vary in skill and are difficult to supervise remotely.

The ongoing spread of COVID-19 and emergence of new variants may negatively affect our business and operations, as well as our financial position and prospects. Any prolonged shutdown in the global economy may negatively impact the worldwide demand for container shipping, adversely affect the liquidity and financial position of our charterers and may decrease employment rates for our vessels. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations.

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

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 saw a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Rates made progress throughout 2019, although improvements were mostly weighted towards the larger size container segments. The COVID-19 pandemic has also had a major impact on containership rates, causing prolonged uncertainty in the markets through most of 2020. However, by the end of the year, rates reached ten-year highs. 2021 was a strong year for the containership markets, with rates exceeding average and median levels for the last 20 years. So far in 2022, containership rates have registered even greater all-time highs due in large part to logistical disruptions and a firm trade demand in containership products. Nevertheless, the financial challenges faced by liner companies in the past may return once logistical disruptions ease and demand for containership trade wanes, which may reduce demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

All sixteen of our vessels are employed on time charter contracts. Two of our vessels are under time charters scheduled to expire during 2022, four are scheduled to expire in 2023, five in 2024, four in 2025, and one in 2026. As of March 31, 2022, the containership charter rates for vessels like ours are above historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that all our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.

As of March 31, 2022, all of our vessels are employed under time charters with remaining terms ranging from 6 months to 48 months based on the minimum duration of the charter contracts, with options to extend for an additional 12 months. The percentage of our fleet that is under time charter contracts represents approximately 95% of our vessel capacity for the remainder of 2022, a 71% of our capacity in 2023, and a 53% of our capacity for 2024. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn continued as COVID-19 continued to spread. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. In response to the outbreak, governments around the world closed non-essential businesses, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While some economies have begun re-opening in limited capacities, the continuous “waves” of COVID-19 infections have forced and might continue to cause governments to impose further restrictions of economic activity. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other market participant expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the United Nations’ International Maritime Organization (the “IMO”). The document of compliance (the “DOC”) and the safety management certificate (the “SMC”) are renewed as required.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the  International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 7 vessels that will be fitted to comply with the updated guideline between 2022 and 2024. Four of these vessels will have the equipment installed within 2022 during their respective dry dock, while the rest of the vessels will have the equipment installed in 2023 and 2024 during their respective dry dock. Costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial cost.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent conflicts between Russia and Ukraine, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. Between 2018 and 2019, the price of fuel fluctuated throughout the years, to reach a low of $42.53/bbl (for West Texas Intermediate, “WTI”) on December 24, 2018 to $61.0/bbl in December 2019. By February 1, 2020 the price of oil dropped to $52.10/bbl, as concerns over the COVID-19 pandemic started emerging, and further dropped to $18.44/bbl by April 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain, sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon the rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In January 2021, oil traded at around $52/bbl. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. BP also announced it would be abandoning its stake in Russia’s state-run oil company, which rose prices to over $110/bbl by March 2022. Oil prices have remained volatile and well above their 10-year average of circa $69/bbl (for WTI). Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, particularly if such increases are combined with lower containership rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. More recently, the trade and financial sanctions imposed on Russia due to their invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. There may also be long-term adverse impacts from the COVID-19 pandemic that negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

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

Even though the containership industry has been on the rise, if there are further disruptions in world financial markets, we may require substantial additional financing to fund acquisitions of additional vessels and to implement our business plans. Sufficient financing may not be available on terms that are acceptable to us or at all. If we cannot raise the financing we need in a timely manner and on acceptable terms, we may not be able to acquire the vessels necessary to implement our business plans and consequently we may not be able to pay dividends.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches which would affect our operations and financial results.

As a result of efforts to contain the spread of the COVID-19 pandemic, we and our Manager, have implemented, amongst other measures, government mandated restrictions on the number of people that can be present at our shore office at any point of time.  While adapting to new ways of operating, employees are encouraged and in certain cases required to operate remotely. When not working at our shore office location, our staff is working remotely, typically, from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all of the equipment and communication systems that each of our staff is using at their residence. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.

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

We enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the London Interbank Offered Rate (“LIBOR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2019, all previous swap contracts had matured and the Company had no open position in interest rate swaps. In April 2020, we entered into a new interest rate swap agreement for a notional amount of $30.0 million. In October 2021, we entered into a new interest rate swap agreement for a notional amount of $10.0 million. As of December 31, 2021, the aggregate notional amount of interest rate swaps relating to our fleet was $40.0 million. There is no assurance that our interest rate swap contracts or any other derivative contract that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contract or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

We intend to grow our business by ordering newbuild vessels and through selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our future growth will primarily depend on:

●	the operations of the shipyards that build any newbuild vessels we may order;

●	the availability of employment for our vessels;

●	locating and identifying suitable high-quality secondhand vessels;

●	obtaining newbuild contracts at acceptable prices;

●	obtaining required financing on acceptable terms;

●	consummating vessel acquisitions;

●	enlarging our customer base;

●	hiring additional shore-based employees and seafarers;

●	continuing to meet technical and safety performance standards; and

●	managing joint ventures or significant acquisitions and integrating the new ships into our fleet.

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

●	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

●	be unable to hire, train or retain qualified shore-based and seafaring personnel to manage and operate our growing business and fleet;

●	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

●	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

●	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

●	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Furthermore, a delay in the delivery to us of any such vessel acquired, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

●	work stoppages or other hostilities, political or economic disturbances that disrupt the operations of the shipyard;

●	quality or engineering problems;

●	bankruptcy or other financial crisis of the shipyard;

●	a backlog of orders at the shipyard;

●	disputes between us and the shipyard regarding contractual obligations;

●	weather interference or catastrophic events, such as major earthquakes or fires;

●	our requests for changes to the original vessel specifications or disputes with the shipyard; or

●	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

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

As of March 31, 2022, Friends Investment Company Inc., (or “Friends”), Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., all affiliates of the Company controlled by the Pittas family and partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 54.7% of the outstanding shares of our common stock and unvested incentive award shares, representing 54.7% of total voting power. As a result of this share ownership and for as long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to the section of this annual report entitled "Board Practices—Corporate Governance" under Item 6.C.

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

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

●	incur additional indebtedness;

●	create liens on our assets;

●	sell capital stock of our subsidiaries;

●	make investments;

●	engage in mergers or acquisitions;

●	pay dividends;

●	make capital expenditures;

●	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

●	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2021, we had total bank debt of approximately $119.0 million. Our bank debt repayment schedule as of December 31, 2021 required us to repay $29.3 million of bank debt during 2022, $51.8 million of bank debt during 2023, another $18.4 million in the third year, and all remaining bank debt in the fourth year. As of March 31, 2022, we repaid $6.9 million of our total bank debt, decreasing our outstanding bank debt to $112.1 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We are exposed to volatility in LIBOR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in LIBOR, the cessation of LIBOR and replacement of the interest rate in our debt obligations could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR”. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us. In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR.

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

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

●	marine disaster;

●	piracy;

●	environmental accidents;

●	grounding, fire, explosions and collisions;

●	cargo and property losses or damage;

●

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as the COVID-19 outbreak; and

●	work stoppages or other labor problems with crew members serving on our vessels including crew strikes and/or boycotts.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2022, the vessels in our fleet had an average age of approximately 17.8 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2022, the vessels in our fleet had an average age of approximately 17.8 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or other penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the conflict in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures.

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal.  Additionally, the executive order prohibits any new investments in the Russian energy sector by U.S. persons, among other restrictions.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2022, none of our vessels have called on ports in Sanctioned Jurisdictions in the past or are arranged to call such ports in the future in violation of applicable sanctions laws.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions or embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited. Although wage payments have not been affected by this issue as of March 31, 2022, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

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

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply. The U.S. government has recently made statements and taken certain actions that may lead to changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations. In February 2022, at the onset of the Russia-Ukraine conflict, economic and trade sanctions were imposed against Russia, which will likely have large economic consequences on a global scale. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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

We generate all our revenues in U.S. dollars, but we incur approximately 25% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 2% in 2021 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2021, 2020, and 2019, approximately 79%, 71%, and 87%, respectively, of our revenues were derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income”. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, United States shareholders of a PFIC are required to file annual information returns with the United States Internal Revenue Service, or IRS.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2021 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.  In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act (FCPA) could result in fines, criminal penalties, and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, including the FCPA. We are subject, however, to the risk that we, our affiliated entities or respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and time- and attention-consuming for our senior management.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $23.08 per share on June 30, 2021 and $38.21 per share on September 23, 2021. In addition, on February 24, 2022, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $23.94 per share and a high of $26.86 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

Among the factors that have in the past and could in the future affect our stock price are:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

●	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

●	speculation in the press or investment community about our business or the shipping industry;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	payment of dividends;

●	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

●	changes in government and other regulatory developments;

●	additions or departures of key personnel;

●	general market conditions and the state of the securities markets; and

●	domestic and international economic, market and currency factors unrelated to our performance.

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

Our Amended and Restated Articles of Incorporation, Bylaws and Shareholders' Rights Plan contain anti-takeover provisions that may discourage, delay or prevent (1) merger or acquisition, (2) the removal of incumbent directors and officers and (3) the ability of public shareholders to benefit from a change in control.

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

On January 27, 2014 we entered into an agreement to sell 25,000 of our Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) to a fund managed by Tennenbaum Capital Partners LLC (“TCP”) and 5,700 shares to Preferred Friends Investment Company Inc., an affiliate of the Company.  The Series B Preferred Shares are convertible into common shares.  Pursuant to a registration rights agreement between us and TCP, we filed a registration statement registering for resale all of the common shares issuable upon conversion of the Series B Preferred Shares, which has resulted in these shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), if such shares are sold under the registration statement. On December 29, 2016 we sold 89,928 shares of our common stock to Friends for total proceeds of $1,000,000. Further, on December 23, 2016 we issued 112,500 shares of our common stock to two funds managed by TCP in order to purchase the M/V “RT Dagr”. Pursuant to a registration rights agreement with TCP, on March 12, 2020 we filed a registration statement covering among other things the resale of such shares, and the registration statement was declared effective on May 7, 2020. In June 2019, we redeemed $11.7 million of our Series B Preferred Shares, leaving an $8 million face value of our Series B Preferred Shares outstanding. In August 2019, we issued 2,816,901 shares of our common stock for the acquisition of M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Kea” and M/V “Diamantis P”, owned by affiliates of the Pittas family, including our Chief Executive Officer. In November 2019, the acquisition of M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (the “Synergy vessels”) was partially financed through a private placement of $6 million, subscribed equally by an entity affiliated with our Chief Executive Officer and an entity controlled by the seller of the Synergy vessels, resulting in the issuance of 1,056,338 shares of our common stock.  On November 16, 2020, we issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment, which was part of the agreement to purchase the Synergy vessels. On November 24, 2020, we issued 702,247 shares of our common stock to Colby Trading Ltd (“Colby”), a company affiliated with our Chairman and Chief Executive Officer, in connection with the conversion of the outstanding balance of $1.875 million out of the $2.5 million loan Colby had provided us in September 2019. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding (par value $1,000 per share) and paid $2.0 million to the Preferred Shares shareholders and in June 2021, we redeemed all of our Preferred Shares by converting all the Series B Preferred Shares into 453,044 common shares, for a redemption amount of $6.365 million to the Preferred Shares shareholders.

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

Our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares in 2014 (of which none are outstanding as of December 31, 2021) and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market the “Spin-off”). Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the Spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector.  Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of March 31, 2022, our fleet consisted of 16 containerships. The total cargo carrying capacity of the 16 containerships is 635,806 dwt or 50,371 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. Since June 2005, the Company has purchased 38 vessels, sold 20 vessels and ordered eleven newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, while one newbuilding vessel contract was cancelled. The Company spun-off 6 of its vessels into EuroDry on May 30, 2018.

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

In June 2021, January 2022 and March 2022, we entered into three separate agreements with Hyundai Mipo Dockyard Co., Ltd. to construct seven modern containerships; four with a carrying capacity of 2,800 teu each and three with a carrying capacity of 1,800 teu each. The two vessels ordered in June 2021 are scheduled to be delivered in the first and second quarter of 2023 for a total amount of $76.1 million. In October 2021 we took delivery of a feeder containership, M/V “Jonathan P.”, for a purchase price of $25.5 million and in December 2021 of an intermediate container, M/V “Marcos V.”, with an attached time charter, for a purchase price of $40.0 million. The two vessels ordered in January 2022 are scheduled to be delivered during the fourth quarter of 2023 and first quarter of 2024 for approximately $85 million. The three vessels ordered in March 2022 are scheduled to be delivered during the second quarter of 2024 for approximately $103.8 million.

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

Our fleet consists of containerships that transport container boxes providing scheduled service between ports.  Please see the information in the section titled "Our Fleet", below. During 2019, 2020, and 2021 we had a fleet utilization of 99.1%, 95.5%, and 98.5% respectively, our vessels achieved daily time charter equivalent rates of $8,782, $9,445, and $19,327 respectively, and we generated voyage charter revenue and time charter revenue totalling $41.77 million, $55.68 million, and $97.98 million respectively.

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

Our Fleet

As of March 31, 2022, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V.(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
AKINADA BRIDGE(*)	Intermediate	71,366	5,610	2001	TC until Oct-22	$20,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until Apr-22 TC until Mar - 26	$160,000 (***) $42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-22 TC until Feb-23	$11,750 $14,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA(*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P.(*)	Feeder	23,357	1,740	2006	TC until Oct-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Oct-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers	16	635,806	50,371

Vessels under construction	Type	Dwt	TEU	To be delivered
H4201	Feeder	37,237	2,800	Q1 2023
H4202	Feeder	37,237	2,800	Q2 2023
H4236	Feeder	37,237	2,800	Q4 2023
H4237	Feeder	37,237	2,800	Q1 2024
H4248	Feeder	22,262	1,800	Q1 2024
H4249	Feeder	22,262	1,800	Q2 2024
H4250	Feeder	22,262	1,800	Q2 2024

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)	Rate is net of commissions (which are typically 5-6.25%).

(***)

The previous charter of M/V Synergy Oakland of $202,000/day exceeded its maximum duration by about 25 days due to port delays with payment of the higher ($202,000/day) rate to the Company continuing during the extension. However, the extension resulted in the loss of the subsequent short-term charter of $130,000/day that was to be performed before the 4-year charter starts. The vessel, after an idle period of 15 days, was chartered for a single voyage charter at $160,000/day after the completion of which it will commence the 4-yr charter; the new charter arrangements will result in about the same average rate and total revenues as the original arrangements.

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist.  We employ our vessels in the spot and time charter market. As of March 31, 2022, all of our vessels are employed under time charter contracts.

As of March 31, 2022, approximately 95% of our ship capacity days for the remainder of 2022, 71% of our ship capacity days in 2023, 53% of our ship capacity days in 2024, 10% of our ship capacity days in 2025 and 1% of our ship capacity in 2026 are under contract.

In “Critical Accounting Estimates – Impairment of vessels” below, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced extraordinarily high volatility, and substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We may not impair those vessels’ carrying value under our impairment accounting policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2020 and 2021, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without any notations.  Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

●	news and industry reports of similar vessel sales;

●	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

●	offers that we may have received from potential purchasers of our vessels; and

●

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2020 (in millions)	Carrying Value as of December 31, 2021 (in millions) (2)
Container Carriers	(teu)
EVRIDIKI G	2,556	May-2008	$7.27(1)	$6.89
JOANNA	1,732	Jul-2013	$3.02	$2.63
AEGEAN EXPRESS	1,439	Sep-2016	$1.99	$1.72
EM ASTORIA	2,788	Jun-2017	$4.31	$4.19
EM CORFU	2,556	Nov-2017	$4.66	$4.55
AKINADA BRIDGE	5,610	Dec-2017	$9.72	$9.10
EM KEA	3,100	Aug-2019	$8.91	$8.49
EM SPETSES	1,740	Aug-2019	$7.00(1)	$6.61
EM HYDRA	1,740	Aug-2019	$6.18(1)	$5.77
DIAMANTIS P	2,008	Aug-2019	$4.29	$3.68
SYNERGY BUSAN	4,253	Nov-2019	$10.10	$9.53
SYNERGY ANTWERP	4,253	Nov-2019	$9.82	$9.43
SYNERGY OAKLAND	4,253	Nov-2019	$10.16	$9.75
SYNERGY KEELUNG	4,253	Nov-2019	$11.03	$10.57
JONATHAN P.	1,740	Oct-2021	-	$25.27
MARCOS V.	6,350	Dec-2021	-	$57.93
Total Container Carriers	50,371		$98.46	$176.11

(1) Indicates container vessels for which we believe, as of December 31, 2020, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2020.  We believe that the aggregate carrying value of these vessels, assessed separately, of $20.45 million as of December 31, 2020 exceeds their aggregate basic charter-free market value of approximately $19.50 million by approximately $0.95 million.  As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2020 were recoverable.

(2) Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our consolidated financial statements included herein) and, as of December 31, 2021, the carrying value of none of our vessels exceeded their estimated market value. There were no indications of impairment on any of our vessels and no impairment was recorded during the year ended December 31, 2021.

We note that as of March 31, 2022, all of our container vessels are employed under time charter contracts of durations from 6 to 48 months until the earliest redelivery charter period.  If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

Under the amended and restated Master Management Agreement, as of January 1, 2018, in exchange for providing us with the services described above, we paid Eurobulk an annual fee of $2,000,000 and a management fee of 685 Euros per vessel per day for any operating vessel and 50% (i.e. 342.50 Euros) of that amount for any vessel laid up. The volume discount was permanently incorporated into the daily management fee which remained unchanged at 685 Euros in 2019, 2020 and 2021. Starting January 1, 2022, the daily management fee per vessel was adjusted to 720 Euros per vessel, to account for inflation. This fee will remain effective until the expiration of the Master Management Agreement on January 1, 2023. This cost is reduced accordingly by half (360 Euros per vessel per day) for any vessels that are laid up. Following the Spin-off, with effect May 30, 2018, the Company signed an addendum with the Manager according to which daily management fees were kept at 685 Euros per day per vessel and the fixed cost was adjusted to $1,250,000. As a result, for the year 2018, the fixed cost was calculated at $2,000,000 pro-rated for the period of January 1, 2018 until May 30, 2018 and at $1,250,000 for the period of May 31, 2018 until December 31, 2018. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk Ltd. for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019. For the years ended December 31, 2020 and 2021 the fixed cost of the management fee remained at $2,000,000 per year, before bonuses. During 2021, we paid an additional special bonus of $460,000 to Eurobulk’s employees, affiliated subcontractors and consultants. This annual fee remains unchanged for the year 2022.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

●

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

●	Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17.8 years on March 31, 2022, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,212 per day for the year ended December 31, 2021. We consider this amount to be among the lowest of the publicly listed containerships shipping companies in the United States. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2021, our operational fleet utilization was 98.5%, from 98.0% in 2020, while our commercial utilization rate was 100%, from 97.5% in 2020. Our total fleet utilization rate in 2021 was 98.5%.

●	Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●	Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In August and November 2019, we acquired eight secondhand containerships, expanding our fleet to 19 containership vessels. In July, September and November 2020, we sold five containerships, leaving us with 14 containership vessels. In October and December 2021, we acquired two secondhand containerships, further expanding our fleet to 16 containership vessels. In June 2021 and January 2022, we entered into contracts for the construction of four newbuilding containership vessels with a capacity of 2,800 teu each, while in March 2022, we entered into another contract for the construction of three newbuilding containership vessels with a capacity of 1,800 teu each. The newbuilding vessels will be delivered in the first, second and fourth quarters of 2023 and the first half of 2024, respectively.

●	Maintain Balanced Employment. We intend to employ our fleet on either longer-term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2022, on the basis of our existing time charters, approximately 95% of our vessel capacity for the remainder of 2022 and approximately 71% in 2023, 53% in 2024, 10% in 2025 and 1% in 2026, are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●	Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2021 calls for a reduction of approximately 24.6% of our debt by the end of 2022 and an additional reduction of about 43.5% by the end of 2023 for a total of 68.1% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●	Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and our top five customers in 2021 include two of our top five customers from 2020 and three from 2019. Our top five customers accounted for approximately 79% of our revenues in 2021, 64% of our revenues in 2020 and 87% of our revenues in 2019. In 2021, CMA, Maersk, Vasi, GSL and Hapag Lloyd accounted for 25%, 21%, 15%, 9% and 9% of our revenues, respectively. In 2020, Maersk, MSC, CMA and GSS accounted for 19%, 18%, 17% and 10% of our revenues, respectively. In 2019, CMA, GSS, Hapag Lloyd, MSC and Maersk accounted for 24%, 21%, 16%, 15% and 11% of our revenues, respectively. Our dependence on our key charterer customers is moderate, as in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak.

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

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. (“Eurochart”), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete with other shipowners of carriers primarily in the Feeder and Panamax containership sectors. Ownership of containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Performance Shipping Inc. (formerly Diana Containerships Inc.) (NASDAQ: PSHG).

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”).  As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. To comply with these regulations, we developed a Cybersecurity Manual for all our vessels that was reviewed by IMO’s Maritime Safety Committee in March 2021.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel.  These amendments were formally adopted at MEPC 76 in June 2021.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS.  In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, these proposed regulations may not enter into force for another year or two.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA also anticipates issuing a supplemental proposed rule in 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule by the end of 2022. If these new regulations are finalized, they could affect our operations.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., Bureau Veritas, Det Norske Veritas, Nippon Kaiji Kyokai).

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

Vessel	Next	Type
EVRIDIKI G.	May 2024	Intermediate Survey
EM CORFU	November 2024	Intermediate Survey
AKINADA BRIDGE	November 2024	Special Survey (Drydocking)
AEGEAN EXPRESS	October 2022	Special Survey (Drydocking)
EM ASTORIA	April 2024	Special Survey (Drydocking)
JOANNA P	November 2023	Special Survey (Drydocking)
EM SPETSES	July 2022	Special Survey (Drydocking)
EM KEA	September 2022	Special Survey (Drydocking)
EM HYDRA	July 2022	Special Survey (Drydocking)
DIAMANTIS P	September 2023	Special Survey (Drydocking)
SYNERGY BUSAN	January 2024	Special Survey (Drydocking)
SYNERGY ANTWERP	December 2023	Special Survey (Drydocking)
SYNERGY OAKLAND	February 2024	Special Survey (Drydocking)
SYNERGY KEELUNG	May 2022	Intermediate Survey
JONATHAN P.	July 2024	Intermediate Survey
MARCOS V.	October 2023	Intermediate Survey

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

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries. The majority of our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Credit Facilities.”

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

We constantly evaluate vessel purchase opportunities to expand our fleet accretive to our earnings and cash flow. Additionally, we will consider selling certain of our vessels when favorable sales opportunities present themselves. If, at the time of sale, the carrying value is less than the sales price, we will realize a gain on sale, which will increase our earnings, but if, at the time of sale, the carrying value of a vessel is more than the sales price, we will realize a loss on sale, which will negatively impact our earnings. Please see “Critical Accounting Estimates”, below, for a further discussion of the consequences of selling our vessels for amounts below their carrying values.

Significant Developments in 2021

Vessel Acquisitions

On October 18, 2021, the Company acquired the feeder containership (1,740 teu, 2006-built) M/V “Jonathan P” for a purchase price of $25.5 million plus costs to make the vessel available for use of $0.3 million. On December 14, 2021, the Company acquired the intermediate containership (6,350 teu, 2005-built) M/V “Marcos V” and its attached time charter for a purchase price of $40.0 million, from which $57.7 million was allocated to the vessel cost plus costs to make the vessel available for use of $0.5 million, and an amount of $17.7 million was allocated to the in-place attached time charter on the date of the transfer.

Vessels Under Construction

In June 2021, the Company entered into a contract for the construction of two newbuilding feeder container carriers with a carrying capacity of 2,800 teu each, for a total cost of about $76.1 million. The newbuilding vessels will be financed with a combination of debt and equity. Within the third quarter of 2021, we paid an amount of $7.6 million for the first installment, with $19 million payable during 2022.

Loan Refinancings

On September 9, 2021, Joanna Maritime Ltd. and Bridge Shipping Ltd., repaid the full amount of their indebtedness of $7.03 million to their lender, Eurobank Ergasias S.A, by using the Company’s own funds, and became debt-free. As a result, “M/V Joanna” and “M/V Akinada Bridge” are unencumbered. On the same date, Jonathan John Shiping Ltd. and Corfu Navigation Ltd., also repaid their indebtedness of $5.53 million to Eurobank Ergasias S.A, by utilizing a new loan facility of $10.0 million entered into with Sinopac Capital International (HK) Limited. The loan is payable in sixteen consecutive quarterly instalments of $500,000 each, followed by a balloon payment of $2,000,000 to be paid together with the last installment in September 2025.

On October 22, 2021, the Company signed a term loan facility with HSBC Bank plc, and a loan of $15,000,000 was drawn by Jonathan Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Jonathan P” and to finance general corporate purposes of the Company. The loan is payable in twelve consecutive quarterly instalments of $1,100,000 followed by balloon payment of $1,800,000 payable together with the twelfth installment in October 2024.

On November 26, 2021, the Company signed a new loan facility agreement with Piraeus Bank S.A., with respect to the existing revolving facility of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland” for an amount of up to $16,500,000 in order to finance general corporate needs of the Company. The loan is payable in sixteen consecutive quarterly instalments, the first four in the amount of $1,500,000 each, the next eleven in the amount of $560,000 each and the sixteenth in the amount of $4,340,000.

On December 14, 2021, the Company signed a term loan facility with Eurobank Ergasias S.A., and a loan of $34,000,000 was drawn by Marcos Shipping Ltd. in order to finance part of the acquisition cost of M/V “Marcos V”. The loan is payable in sixteen consecutive quarterly instalments, comprising twelve instalments of $2,000,000 followed by four instalments of $750,000 each and by a balloon payment of $7,000,000 payable together with the sixteenth installment in December 2025.

Redemption of Series B Preferred Shares

In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares amounting to $2,000,000. In June 2021, the Company converted the outstanding amount of 6,365 Series B Preferred Shares into common shares by issuing 453,044 shares covering the full redemption of the remaining Series B Preferred Shares amounting to$6,365,264.

Offerings

On January 29 and February 12, 2021 we issued and sold 82,901 shares of our common stock through our at-the-market offering for gross proceeds, net of commissions, of $0.74 million.

Recent Developments

On January 28, 2022, we signed a contract for the construction of two additional eco-design fuel efficient feeder containership vessels for approximately $85 million, which we intend to finance with a combination of debt and equity. The vessels will have a carrying capacity of 2,800 teu each and will also be built at Hyundai Mipo Dockyard Co. Ltd. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2023 and first quarter of 2024, respectively and are sisterships of the pair of vessels ordered by the Company in June 2021.

On March 18, 2022, we signed another contract for the construction of three eco-design fuel efficient feeder containership vessels with a carrying capacity of 1,800 teu each, for approximately $102 million. We intend to finance the construction of these vessels with a combination of debt and equity. The three newbuildings will be built at Hyundai Mipo Dockyard Co. Ltd. in South Korea and are scheduled to be delivered during the first half of 2024, one in the first and two in the second quarter of 2024.

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

Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of up to 1.25% to other brokers involved in the transaction, plus address commission of up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% of the vessel sales price calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf. Eurochart also receives a commission of 1% of the vessel purchase price for acquisitions the Company makes using Eurochart’s services, which is paid by the seller or the buyer of the vessel, depending on the terms stated in the relevant memorandum of agreement.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2020 and 2021. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2020	2021

Average number of vessels	17.23	14.25
Calendar days	6,306	5,203
Available days	6,023	5,115
Voyage days	5,754	5,037
Utilization Rate (percent)	95.5%	98.5%

	(In U.S. Dollars per day per vessel)

Average TCE rate (2)	9,445	19,327
Vessel Operating Expenses	5,110	5,716
Management Fees	839	825
G&A Expenses	482	671
Total Operating Expenses excluding drydocking expenses	6,431	7,212
Drydocking expenses	85	787

	2020	2021
Statement of Operations Data
Time charter revenue	55,681,124	97,977,389
Commissions	(2,378,007)	(4,085,717)
Net revenue	53,303,117	93,891,672
Voyage expenses	(1,334,259)	(624,734)
Vessel operating expenses	(32,219,689)	(29,739,437)
Other operating income	2,687,205	1,298,318
Dry-docking expenses	(536,199)	(4,094,693)
Vessel depreciation	(6,605,976)	(7,203,198)
Related party management fees	(5,293,199)	(4,294,789)
General and administrative expenses	(3,041,435)	(3,491,120)
Net gain / (loss) on sale of vessels	2,453,736	(9,417)
Loss on write-down of vessel held for sale	(121,165)	-
Operating income	9,292,136	45,732,602
Interest and other financing costs	(4,125,150)	(2,779,729)
Loss on derivatives, net	(587,988)	(27,141)
Loss on debt extinguishment	(491,571)	-
Foreign exchange (loss) / gain	(63,007)	34,418
Interest income	17,011	3,510
Net income	4,041,431	42,963,660
Dividends to Series B preferred shares	(693,297)	(255,324)
Preferred deemed dividend	-	(345,628)
Net income attributable to common shareholders	3,348,134	42,362,913
Earnings per share attributable to common shareholders- basic	0.58	6.07
Preferred stock dividends declared	693,297	255,324
Preferred dividends declared per preferred shares outstanding at end of period	82.88	-
Weighted average number of shares outstanding during period, basic	5,753,917	6,976,905
Earnings per share attributable to common shareholders- diluted	0.58	6.06
Weighted average number of shares outstanding during period, diluted	5,753,917	6,993,405

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

The following table reflects the reconciliation of TCE revenues to time charter revenue as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2020	2021
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	55,681,124	97,977,389

Voyage expenses	(1,334,259)	(624,734)
Time Charter Equivalent or TCE Revenues	54,346,865	97,352,655
Voyage days	5,754	5,037
Average TCE rate	9,445	19,327

Year ended December 31, 2021 compared to year ended December 31, 2020

Time charter revenue. Time charter revenue for 2021 amounted to $97.98 million, increasing by 76.0% compared to $55.68 million for the year ended December 31, 2020. In 2021, we operated an average of 14.25 vessels, a 17.3% decrease over the average of 17.23 vessels we operated during the same period in 2020. In the year 2021 our fleet had 5,037 voyage days earning revenue as compared to 5,754 voyage days earning revenue in 2020. Market charter rates in 2021 were on average at higher levels for our containership vessels compared to the same period of 2020, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $19,327 per day per vessel in 2021 compared to a TCE rate of $9,445 per day per vessel in 2020, an increase of 104.4%. We had 88 scheduled off-hire days, including drydocking, nil commercial off-hire days and 77 operational off-hire days in 2021, compared to 283 scheduled off-hire days (including drydocking and time during which vessels were not available to generate revenues because they were committed for sale or suffered unrepaired damages), 151 commercial off-hire and 118 operational off-hire days in 2020. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed in the spot market, including time charters linked to an index, which is influenced by market developments.

Commissions. We paid a total of $4.09 million in charter commissions for the year ended December 31, 2021, representing 4.2% of charter revenues. This represents a slight decrease over the year ended December 31, 2020, where commissions paid were $2.38 million, representing 4.3% of charter revenues.

Voyage expenses. Voyage expenses for the year 2021 were $0.62 million and relate to expenses for repositioning voyages between time charter contracts and owners’ expenses at certain ports. For the year ended December 31, 2020, voyage expenses amounted to $1.33 million and related mainly to the types of voyage expenses mentioned above. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $29.74 million in 2021 compared to $32.22 million in 2020. In 2021, we operated an average of 14.25 vessels, a 17.3% decrease over the average of 17.23 vessels we operated during the same period in 2020. Further, daily vessel operating expenses per vessel amounted to $5,716 per day in 2021 versus $5,110 per day in 2020, an increase of 11.9% mainly due to increased crew costs resulting from difficulties in crew rotation due to COVID-19 related restrictions and the increase in hull and machinery insurance premiums.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2021, Eurobulk charged us 685 Euros per day per vessel totalling $4.29 million for the year, or $825 per day per vessel. During 2020, Eurobulk charged us 685 Euros per day per vessel totalling $5.29 million for the year, or $839 per day per vessel. The decrease in the total amount of U.S. dollars charged within 2021 is due to the lower number of vessels operated within 2021 compared to the previous year.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2021, we had a total of $3.49 million of general and administrative expenses as compared to $3.04 million in 2020. The increase of $0.46 million in 2021 is mainly due to a special bonus of $0.46 million given to the Manager’s employees and consultants.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2021, we had three vessels passing their special survey with drydock for a total cost of $4.09 million. In 2020, we had one vessel that underwent intermediate survey in-water and three vessels that underwent their special surveys in-water for a total cost of $0.54 million.

Vessel depreciation. Vessel depreciation for 2021 was $7.20 million, compared to $6.61 million for 2020. Although the average number of vessels operating decreased in 2021 as compared to the same period of 2020, the new vessels acquired in the fourth quarter of 2021 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the vessels sold during 2020, some of which were also fully depreciated.

Net gain / (loss) on sale of vessels. In 2020, we sold four vessels for scrap and one vessel for further trading for a total of $14.62 million of net proceeds and we recorded a $2.45 million net gain on the sale. In 2021 we had no vessel sales and incurred a marginal loss on vessel sale coming from late bills of vessel sale expenses of the previous year.

Loss on write-down of vessel held for sale. In 2020, we recorded a loss on write-down of vessel held for sale of $0.12 million. This amount was booked in order to reduce the carrying value of the M/V "EM Oinousses", held for sale as of June 30, 2020 to its fair value less costs to sell, by reference to its negotiated and thereafter agreed sale price. There was no such case in 2021.

Other operating income. Other operating income for the year ended December 31, 2021 was $1.3 million as compared to $2.69 million in 2020. For the year ended December 31, 2021, the Company recognized other operating income of $0.2 million relating to the collection of amounts previously written off, relating to accounts with charterers of sold vessels. The Company also reached a settlement agreement in relation to a dispute with a fuel oil supplier dating back to 2009 in respect of vessel “Ninos”, to pay $0.06 million to the claimants in order for them to withdraw their claim, recording other operating income of $0.1 million, against the provision of $0.15 million already booked in prior years. Additionally, the Company recognized another $1.0 million of other operating income consisting of the proceeds of a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020. With respect to the year ended December 31, 2020, in January 2020, the M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluation. The Company agreed with the hull and machinery underwriters an “unrepaired damage” claim of $2.69 million, which was recorded as other operating income in 2020.

Interest and other financing costs. Interest expense and other financing costs for the year 2021 were $2.78 million. Comparatively, during the same period in 2020, interest and other financing costs amounted to $4.13 million. Interest expense charged was lower in 2021 due to the lower weighted average LIBOR rate, partly offset by the increase in the Company’s average outstanding debt, as compared to 2020.

Loss on derivatives, net. In 2021, we had an unrealized gain of $0.15 million from the mark to market valuation on our interest rate swap contracts that we entered into in April 2020 and October 2021 and a realized loss of $0.18 million for the net interest settlement on our interest rate swap contracts, compared to an unrealized loss of $0.57 million from the mark to market valuation on our interest rate swap contract that we entered into in April 2020 and a realized loss of $0.02 million for the net interest settlement on our interest rate swap contract in 2020. We have entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Loss on debt extinguishment. For the year ended December 31, 2020, loss on debt extinguishment was $0.49 million and related to the conversion of one of the related party loans, with an outstanding balance of $1.875 million, into common shares of the Company. The difference between the share price less the conversion price was reflected in loss on debt extinguishment. For the year ended December 31, 2021 the Company did not incur any loss on debt extinguishment.

Dividend Series B Preferred Shares and Preferred deemed dividend. From June 11, 2019 until March 31, 2020, dividends to Preferred shareholders were paid in cash at an annual rate of 8.0% per annum. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares amounting to $2,000,000. In June 2021, the Company converted the outstanding amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Euroseas Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $345,628, and was recorded as preferred deemed dividend. In 2021, the Company declared preferred dividends of $0.26 million, all of which were paid in cash. In 2020, the Company declared preferred dividends of $0.69 million, of which $0.15 million were paid in cash, $0.37 million were paid in-kind, and $0.17 million were accrued as of December 31, 2020 and were paid in cash in the first quarter of 2021.

Net income attributable to common shareholders. As a result of the above, net income attributable to common shareholders for the year ended December 31, 2021 was $42.36 million, as compared to a net income of $3.35 million for the year ended December 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

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

Our short-term liquidity requirements include paying operating expenses, payment of dividends, funding working capital requirements, interest and principal payments on outstanding debt and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, redemption of Series B Preferred Shares, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash at December 31, 2021 were $31.5 million, an increase of $25.2 million from $6.3 million at December 31, 2020. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2022 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2021:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term bank loans	$119,009,460	$29,284,460	$70,205,000	$19,520,000	-
Interest Payments (1)	$7,600,000	$3,932,000	$3,380,000	$288,000	-
Vessel Management fees (2)	$5,046,000	$5,046,000	-	-	-
Other Management fees (3)	$2,000,000	$2,000,000	-	-	-
Advances for Vessels Under Construction (4)	$68,529,000	$19,036,000	$49,493,000	-	-
Total	$202,184,460	$59,298,460	$123,078,000	$19,808,000	-

1.	Assuming the amortization of the loans as of December 31, 2021 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 0.85%, 2.66%, 3.20% and 3.12% per annum for the four years, respectively, based on the LIBOR yield curve as of December 31, 2021. Also includes our obligation to make payments required as of December 31, 2021 under our interest rate swap agreements based on the same LIBOR forward rate assumptions.

2.	Refers to our obligation for management fees under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2021 and expiring on January 1, 2023. The management fees have been computed for 2022 based on a rate of 720 Euros per day per vessel (approximately $864), which was adjusted from the previous level of 685 Euros to reflect Eurozone’s inflation over 2021. We assumed a Euro to US dollar exchange rate of 1.20. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no longer bear obligations.

3.	Refers to our obligation for management fees of $2,000,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company. The agreement expires on January 1, 2023.

4.	Refers to our obligation as of December 31, 2021 towards our newbuilding program, which consists of two vessels under construction for deliveries in the first and second quarter of 2023. The payments reflect the newbuilding orders that were placed within 2021.

Cash Flows

As of December 31, 2021, we had a working capital deficit of $4.3 million. For the year ended December 31, 2021, we generated net cash from operating activities of $52.6 million. Our cash balance amounted to $26.5 million and cash in restricted and retention accounts amounted to $5.0 million as of December 31, 2021. For 2022, we expect our daily TCE rates to increase compared to 2021, due to increased time charter rates observed in the market, as of the date of this annual report, and the easing of the negative impacts caused by the COVID-19 pandemic on the demand in the containership shipping industry. We believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2022 liquidity needs and at least through the end of the first half of 2023, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of  containership vessels using a combination of funds from operations and bank debt secured by mortgages on our containership vessels held by the relevant lenders.

Year ended December 31, 2021 compared to year ended December 31, 2020

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2021 was $52.61 million as compared to a surplus of $2.41 million in 2020.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2021 compared to the year ended December 31, 2020, are the following: the increase in market rates during the year ended December 31, 2021, which resulted in an increased TCE rate of $19,327 compared to $9,445 for the year ended December 31, 2020. The increase in the TCE is also reflected in the increase of our operating income (excluding non-cash items) to $53.13 million for the year ended December 31, 2021 from $10.88 million for the corresponding period in 2020. This positive effect was supported by a net working capital inflow of $2.41 million, compared to a net working capital outflow of $2.97 million for the year ended December 31, 2020, mainly due to a significant increase in the amounts collected from charterers.

Net cash from investing activities.

Net cash flows used in investing activities were $74.10 million for the year ended December 31, 2021 compared to $16.32 million provided by investing activities for the year ended December 31, 2020. The increase in cash outflows used in investing activities of $90.42 million from 2020 is mainly attributable to $66.47 million and $7.62 million payments for vessel acquisitions and vessels under construction, respectively, that took place in 2021, as compared to $0.65 million paid for vessel improvements in 2020, combined with $14.62 million and $2.34 million in cash inflows from vessel sale proceeds and insurance proceeds, respectively, within the year 2020.

Net cash from financing activities.

Net cash flows provided by financing activities were $46.65 million for the year ended December 31, 2021, compared to net cash flows used in financing activities of $18.32 million for the year ended December 31, 2020. This increase in cash flows provided by financing activities of $64.97 million, compared to the year ended December 31, 2020, is mainly attributable to $74.74 million in proceeds from long-term bank loans, net of loan arrangement fees paid for these loans, during the year ended December 31, 2021, compared to the same period of 2020, as well as proceeds from issuance of common stock (net of commissions paid) of $0.7 million, while there were no such proceeds during 2020. The increase in net cash flows from financing activities was partly offset by an outflow of $2.0 million arising from the redemption of the Series B Preferred Shares in 2021, an increase of $5.89 million in repayments of long-term bank loans, a $2.5 million repayment of a related party loan, a $0.10 million increase in cash paid for dividends on the Series B Preferred Shares, between 2020 and 2021.

Year ended December 31, 2020 compared to year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2021, we had seven outstanding loans with a combined outstanding balance of $119.0 million. These loans mature between 2022 and 2025. Our long-term debt as of December 31, 2021 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR ranging from 2.35% to 3.90%.  A description of our loans as of December 31, 2021 is provided in Note 9 of our attached financial statements. As of December 31, 2021, we are scheduled to repay approximately $29.28 million of the above bank loans in 2022.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio).  Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations.  If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. As of December 31, 2021, we were not in default of any credit facility covenant.

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

In August 2019 we took delivery of four feeder containerships, the M/V “Diamantis P”, M/V “EM Hydra”, M/V “EM Spetses”, and M/V “EM Kea”, owned by affiliates of the Pittas family including the Company’s CEO, for a total of $28.2 million. The consideration towards the feeder vessels included a cash payment of $15.0 million, financed by two bank loans, and the issuance of 2,816,902 shares of common stock to the sellers. In November 2019, we took delivery of four intermediate size containerships, the M/V “Synergy Busan”, M/V “Synergy Antwerp”, M/V “Synergy Oakland” and M/V “Synergy Keelung”, for a cost of approximately $40 million. The acquisition was financed by bank debt of $32.0 million, existing funds of the Company and $6.0 million raised in private placements. In November 2020, we made a supplementary contingent payment of $0.5 million as part of the acquisition cost of the abovementioned vessels through the issuance of 161,357 shares of our common stock to the sellers. In 2020, we did not acquire any vessels. In October 2021 we took delivery of the feeder containership M/V “Jonathan P” for a total of $25.8 million. In December 2021 we took delivery of the intermediate container carrier M/V “Marcos V” with attached time charter, for a total of $40.5 million. Both vessels were financed by the Company’s own cash and two bank loans.

In June 2021, the Company decided to proceed with the construction of two newbuilding feeder container carriers for a total cost of about $76.1 million, which we intend to finance with a combination of debt and own cash and for which $41.9 million are payable within the next twelve months following the date of the issuance of these financial statements. The Company has already paid an amount of $7.6 million for the first installment within the third quarter of 2021 and $3.8 million for the second installment of the first newbuilding within the second quarter of 2022. All the payments are guaranteed by the Company. In January 2022, the Company signed an agreement for the construction of another two newbuilding feeder container carriers for a total cost of $86.3 million, which we also intend to finance with a combination of debt and own funds and for which $8.5 million have already been paid in the first quarter of 2022 and $12.8 million are payable within the next twelve months following the date of the issuance of these financial statements. In March 2022, the Company signed another agreement for the construction of three newbuilding feeder contain carriers for a total cost of $103.8 million, which we intend to finance with a combination of debt and own funds and for which $13.6 million are payable within the next twelve months following the date of issuance of these financial statements.

We currently have four vessels scheduled for drydocking over the next 12 months. We may face delays in performing these drydocks or special surveys due to the effects of COVID-19, particularly if travel restrictions persist (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2019, 2020 and 2021, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets.

Within 2019, the Company declared dividends on its Series B Preferred Shares, amounting to $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019, and another $0.16 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. Within 2020, the Company declared dividends on its Series B Preferred Shares of $0.69 million, of which $0.37 million were paid in-kind, $0.15 million were paid in cash during 2020 and another $0.17 million were accrued as of December 31, 2020 and were paid in February 2021. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 10, 2019, we redeemed $11.7 million of the Series B Preferred Shares, with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date it would be increased to 14% per annum. From January 29, 2019 to June 11, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum, and 8% per annum from June 11, 2019 until March 31, 2020, and were paid in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which date it was set to increase to 14% per annum. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding and paid $2,000,000 to our Preferred Shares shareholders. In connection with the redemption, we agreed with the Preferred Shares shareholders to set the dividend rate of the Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind, at the Company’s option until January 29, 2023, after which date the dividend rate would increase to 14%, and would be payable only in cash. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  According to industry sources, as of March 31, 2022, the capacity of the fully cellular worldwide container vessel fleet was approximately 24.9 million teu with approximately 6.6 million teu, or, about 26.5% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feeder, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age.  Continued weakness of containership charter rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35-year record. In 2017 scrapping reached 398,610 teu, while in 2018, scrapping rates declined year on year reaching 119,910 teu. In 2019, the scrapping rate increased, reaching 182,560 teu. In 2020, there were 187,640 teu of containerships that were scrapped, while in 2021, due to the exceptional positive increase in the containership market, there were only 11,990 teu of containerships that were scrapped, the lowest level seen since 2006. Containership scrap markets remain subdued in 2022, with no containerships reported sold for scrap in the first quarter of 2022.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of March 31, 2022, approximately 95% of our ship capacity days in the remainder of 2022, 71% of our ship capacity days in 2023,  53% of our ship capacity days in 2024, 10% of our ship capacity days in 2025 and 1% of our ship capacity days in 2026 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted, including the high level of uncertainty relating to how the pandemic will evolve, including the new Omicron variant of COVID-19, which appears to be the most transmissible variant to date, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. The Company’s business could be materially and adversely affected by the risks, or the public perception of the risks and travel restrictions related to COVID-19. We are unable to reasonably predict the estimated length or severity of the COVID-19 pandemic on future operating results. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

The recent outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. For example, on March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including coal and certain petroleum products. Additionally, the executive order prohibits any investments in the Russian energy sector by U.S. persons, among other restrictions. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine. However, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

E.	Critical Accounting Estimates

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting estimates that involve a high degree of judgment and the methods of their application.

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

As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels. As of December 31, 2020, we had indicators of impairment for three of our vessels. For the vessels with impairment indicators as of December 31, 2020, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 19-year period for 2020, excluding peak periods, which starts in 2002 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and it also requires assumptions for:

●	the effective fleet utilization rate;

●	estimated scrap values;

●	vessel operating costs;

●	future drydocking costs; and

●	probabilities of sale for each vessel.

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

There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which have improved significantly since the second half of 2020 may return to their previously very depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. As of December 31, 2021, the market value of each of the vessels of the Company’s fleet exceeded its carrying value.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.

COVID-19

The COVID-19 pandemic has had and continues to have a significant negative impact on the global economy and the demand for shipping regionally as well as globally. At present, it is not possible to ascertain any future impact of COVID-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020 and 2021.  To date there has not been any significant effect on the Company’s operating activities due to COVID-19, other than the decrease in market rates during 2020, which have recovered since the final quarter of 2020 and continuing into 2021 and 2022, and increased crew cost as a result of COVID-19 restrictions imposed since 2020. However, an increase in the severity or duration or a resurgence of the Covid-19 pandemic and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Russia-Ukraine Conflict

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charter and financing on attractive terms, and as a result, adversely affect our business, financial condition, results of operation and cash flows.

As a result of the conflict between Russia and Ukraine, Switzerland, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. For example, apart from the immediate commercial disruptions in the conflict zone, escalating tensions and fears of potential shortages in the supply of Russian crude have caused the price of oil to trade above $100 per barrel in March 2022. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the containership market and the world economy. While our vessels do not currently sail in the Black Sea, it is possible that the continued conflict in Ukraine, including any effect on our ability to pay the wages of crew members or consultants who may hold accounts at Russian banks that are subjected to sanctions, any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	62	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	62	CFO and Treasurer; Class A Director
Aristides P. Pittas	70	Vice Chairman; Class A Director
Stephania Karmiri	54	Secretary
Panagiotis Kyriakopoulos	61	Class B Director
Andreas Papathomas	70	Class C Director
George Taniskidis	61	Class C Director
Apostolos Tamvakakis	64	Class C Director

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. Following the Spin-off, with effect May 30, 2018, the executive services fee we pay to Eurobulk each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, has amounted to $1,250,000. On November 15, 2019, the Company signed an addendum adjusting the fixed annual executive compensation to $2,000,000 to compensate Eurobulk for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition as a result of his appointment to our Board of Directors in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019. For the years 2020 and 2021, the fixed cost amounted to $2,000,000 for each year.

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

Equity Incentive Plan

In November 2021, our Board of Directors approved a new equity incentive plan (the "2021 Equity Incentive Plan") to replace the 2018 Equity Incentive Plan. The 2021 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Equity Incentive Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2021 Equity Incentive Plan.  Awards may be made under the 2021 Equity Incentive Plan in the form of non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, performance shares and cash awards.

On November 21, 2018, an award of 15,681 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% vested on November 16, 2020; awards to officers and directors amounted to 9,021 shares and the remaining 6,660 shares were awarded to employees of Eurobulk. On November 4, 2019, an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% vested on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk. On November 5, 2020, the Board of Directors issued an award of 45,900 non-vested restricted shares to 16 key persons, of which 50% vested on November 16, 2021 and 50% will vest on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk. 817 shares were forfeited in 2020 due to employee termination. On November 4, 2021 an award of 49,650 non-vested restricted shares was made to 21 key persons of which 50% will vest on July 1, 2022 and 50% will vest on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk. The grant date of the awards was set as November 19, 2021.

C.	Board Practices

The current term of our Class A directors expires in 2023, the current term of our Class B director expires in 2024 and the current term of our Class C directors expires in 2022.

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

●

We are not required under Marshall Islands law to maintain a Board of Directors with a majority of independent directors, and we may not be able to maintain a Board of Directors with a majority of independent directors in the future.

●

In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.

●

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

●

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

●

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

●

In lieu of holding regular meetings at which only independent directors are present, our entire Board of Directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

●	The Board of Directors adopted a new Equity Incentive Plan in November 2021. Shareholder approval was not necessary since Marshall Islands law permits the Board of Directors to take such actions.

●

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

●

In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company will comply with provisions of the Marshall Islands Business Corporations Act, providing that the Board of Directors approves share issuances.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.	Employees

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Mr. Konstantinos Siademas and Ms. Stephania Karmiri, respectively.  Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel.  As of December 31, 2021, approximately 128 officers and 237 crew members served on board the vessels in our fleet.

E.	Share Ownership

With respect to the ownership of our common stock by each of our directors and executive officers, and all of our directors and executive officers as a group, see “Item 7. Major Shareholders and Related Party Transactions”.

All of the shares of our common stock have the same voting rights and are entitled to one vote per share.

Equity Incentive Plan

See Item 6.B of this annual report, “Compensation”.

Options

No options were granted during the fiscal year ended December 31, 2021. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2022 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (15)
Containers Shareholders Trinity Ltd. (2)	2,753,013	37.7%
Eurobulk Marine Holdings Inc. (3)	528,169	7.2%
Friends Investment Company Inc. (4)	492,286	6.7%
Family United Navigation Co. (5)	173,094	2.4%
Synergy Holdings Limited (6)	38,296	(*	)
Aristides J. Pittas(7)	37,237	(*	)
Anastasios Aslidis (8)	20,788	(*	)
Panagiotis Kyriakopoulos (9)	16,287	(*	)
Aristides P. Pittas (10)	8,598	(*	)
Apostolos Tamvakakis (11)	4,142	(*	)
George Taniskidis (12)	4,940	(*	)
Andreas Papathomas	-	-
Stephania Karmiri (13)	300	(*	)
Symeon Pariaros (14)	2,100	(*	)
All directors and officers and 5% owners as a group	4,079,250	55.9%

*      Indicates less than 1.0%.

(1)	Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her

(2)	Represents 2,753,013 shares of common stock held of record by Containers Shareholders Trinity Ltd. (“CST”). A majority of the shareholders of CST are members of the Pittas family. Investment power and voting control by CST resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CST may be taken by a majority of the members on its Board of Directors.

(3)	Represents 528,169 shares of common stock held of record by Eurobulk Marine Holdings Inc. (“EMH”). A majority of the shareholders of EMH are members of the Pittas family. Investment power and voting control by EMH resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by EMH may be taken by a majority of the members on its Board of Directors.

(4)	Represents 492,286 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

(5)	Represents 173,094 shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)	Represents 38,296 shares of common stock held of record by Synergy Holdings Ltd. (“SHL”). SHL is indirectly controlled by a trust (under which Andreas Papathomas is a beneficiary) which may be deemed to have beneficial ownership of shares beneficially owned by SHL. Mr. Papathomas is a director of the Company.

(7)	Does not include 1,268,032 shares of common stock held of record by CST, EMH and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,400 shares vesting on July 1, 2022, 5,400 shares of common stock vesting on November 16, 2022 and 5,400 shares vesting on July 1, 2023.

(8)	Does not include 15,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,650 shares vesting on July 1, 2022, 3,650 shares of common stock vesting on November 16, 2022 and 3,650 shares vesting on July 1, 2023.

(9)	Includes 600 shares vesting on July 1, 2022, 600 shares of common stock vesting on November 16, 2022 and 600 shares vesting on July 1, 2023.

(10)	Does not include 346,640 shares of common stock held of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1500 shares vesting on July 1, 2020, 1,500 shares of common stock vesting on November 16, 2022 and 1,500 shares vesting on July 1, 2023.

(11)	Includes 600 shares vesting on July 1, 2022, 600 shares of common stock vesting on November 16, 2022 and 600 shares vesting on July 1, 2023.

(12)	Does not include 45,133 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 600 shares vesting on July 1, 2022, 600 shares of common stock vesting on November 16, 2022 and 600 shares vesting on July 1, 2023.

(13)	Includes 150 shares vesting on July 1, 2022 and 150 shares vesting on July 1, 2023.

(14)	Includes 750 shares vesting on July 1, 2022, 600 shares of common stock vesting on November 16, 2022 and 750 shares vesting on July 1, 2023.

(15)	Voting stock includes 72,600 unvested shares for a total of 7,294,541 issued and outstanding shares of the Company as of March 31, 2022.

B.	Related Party Transactions

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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2018 and its term was extended until January 1, 2023. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement. Under the amended and restated Master Management Agreement, as of January 1, 2018, we pay Eurobulk a fixed cost of $2,000,000 annually, together with a per ship per day cost of 685 Euros (or about $822 based on $1.20/Euro exchange rate) and also adjusted annually for inflation in the Eurozone every January 1st (there was no inflation adjustment on January 1, 2019, 2020 or 2021).  This cost is reduced by half (342.5 Euros per vessel per day) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. The daily management fee remained at 685 Euros in 2019, 2020 and 2021. Starting January 1, 2022, the daily management fee per vessel was adjusted to 720 Euros per vessel, to reflect Eurozone inflation over 2021. This fee will remain effective until the expiration of the Management Agreement on January 1, 2023. This cost is reduced by half (360 Euros per vessel per day) for any vessels that are laid up. As of May 30, 2018, following the Spin-off, the fixed annual cost was adjusted to $1,250,000. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to our Board of Directors in November 2019. As a result, for the year 2019, the fixed cost was calculated at $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and at $2,000,000 for the period of November 16, 2019 until December 31, 2019 for a total amount of $1,344,250. For the year 2020 and 2021, the fixed annual cost paid to Eurobulk was $2,000,000. For 2021 we also paid an additional special bonus of $460,000 to Eurobulk’s employees, affiliated subcontractors and consultants.

Eurobulk has received fees for management and executive compensation expenses of $5,015,585, $7,293,199, and $6,754,789 during 2019, 2020, and 2021, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2021, the Company for the acquisition of M/V “Marcos V” paid Eurochart a commission of $0.4 million, equaling to 1% of the purchase price of the vessel. The Company also paid Eurochart the amount of $1,075,274 for chartering commissions and paid nil commissions for vessel sales. In October 2021, the Company withheld the amount of $255,000 from the sellers of the M/V “Jonathan P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. During 2020, Eurochart received: $153,750 for vessel sales, as there were five vessels sold in 2020, and $504,892 for chartering services calculated as 1.25% of chartering revenues. During 2019, Eurochart received nil commissions for vessel sales and chartering commissions of $493,341.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. Total fees charged by Sentinel and Technomar were $106,749 and $142,332 in 2019, $100,837 and $203,678 in 2020, and $77,896 and $155,739 in 2021, respectively.

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

On September 30, 2019, we reached an agreement with a related party, Colby, a company controlled by the Pittas family and affiliated with our CEO, to draw a $2.5 million loan to finance the special survey and water ballast treatment plant installation on M/V “Akinada Bridge”. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. The loan was payable in four repayment installments of a principal amount of $625,000 each, maturing by November 2020. Under certain circumstances, the Company could pay principal in equity, and the loan could be convertible in common stock of the Company at the option of the lender at certain times. The first repayment installment was due on May 15, 2020 and the remaining three installments, which were payable on a quarterly basis, were rescheduled to be paid at the maturity of the loan in November 2020. On November 24, 2020, we received notice from Colby, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into the common shares of the Company as per the terms of the loan agreement. As a result, on November 25, 2020, the Company issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan. We paid $0.05 million and $0.16 million on interest for this loan for the fiscal years 2019 and 2020, respectively.

On November 1, 2019, the Company entered into a second agreement with Colby, to draw another $2.5 million loan to finance working capital needs. Interest on the loan was 8% per annum and was payable quarterly. On November 15, 2020, the maturity date of the loan was extended from December 31, 2020 to March 31, 2021, when it was fully repaid. We paid $0.03 million, $0.20 million and $0.05 million on interest for this loan for the fiscal years 2019, 2020 and 2021, respectively.

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

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter. On June 10, 2019, the Board of Directors agreed to redeem approximately $11.7 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date was set to increase to 14% per annum, payable only in cash. From January 29, 2019 to June 19, 2019, the Series B Preferred Shares carried a dividend rate of 12% per annum, and 8% per annum from June 11, 2019 until March 31, 2020. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. Subsequently, on January 29, 2021, we agreed to keep the annual dividend rate at 8.0% per annum for dividends paid in cash, and 9.0% for dividends paid in-kind, until January 29, 2023. Cash dividends are declared at each quarter and actual payments are made within the following quarter. In addition, if a cash dividend is paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares shall receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares can be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones are met. Each Series B Preferred Share is convertible into common stock at an initial conversion price of $14.05 (subject to adjustment, including upon a default). The Series B Preferred Shares are redeemable in cash by the Company at any time after the fifth anniversary of the original issue date, i.e. January 29, 2019. Holders of the Series B Preferred Shares may require the Company to redeem their shares only upon the occurrence of certain corporate events. For the year ended December 31, 2019 the Company declared dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in cash in the first quarter of 2020. In addition, $0.50 million of preferred deemed dividends were recorded as a result of the redemption of $11.7 million of the Series B Preferred Shares, representing the difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs). For the year ended December 31, 2020 we declared dividends of $0.69 million, of which $0.37 million were paid in-kind, $0.15 million were paid in cash during 2020, and another $0.17 million were accrued as of December 31, 2020 and were paid in February 2021. In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares amounting to $2,000,000. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Euroseas Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $0.35 million, and was recorded as preferred deemed dividend. For the year ended December 31, 2021, the Company declared preferred dividends of $0.26 million, all of which were paid in cash during 2021.

B.	Significant Changes

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 20 “Subsequent Events” of our annual consolidated financial statements.

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

Common Stock

As of March 31, 2022, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 7,294,541, shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of March 31, 2022, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are currently no shares issued and outstanding.

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

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws, as amended, require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our bylaws, as amended, also provide that our directors may be removed only for cause and by either action of the Board of Directors or the affirmative vote of the holders of 51% of the issued and outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

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

We have a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”, and Note 9 of our attached financial statements.

We are a party to a registration rights agreement with Friends and Synergy Holdings Limited. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, we will be exempt from United States federal income taxation on our U.S.-source shipping income if:

●	we are organized in a foreign country, or our country of organization, that grants an “equivalent exemption” to corporations organized in the United States; and

either

●

more than 50% of the value of our stock is owned, directly or indirectly, by “qualified shareholders,” individuals who are “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States, which we refer to as the “50% Ownership Test,” or

●

our stock is “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries were incorporated, each grants an “equivalent exemption” to United States corporations. Therefore, we will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market.  Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for most of the 2021 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2021 taxable year.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2021 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2021 U.S. federal income tax returns.

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

To the extent the benefits of the Section 883 of the Code are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at a rate of 21%. In addition, we may be subject to the 30% United States federal “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of such United States trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

●	We have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

●

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

●	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

●	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as “passive assets”.

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

●

such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, if the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if a U.S. Individual Holder:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that he failed to report all interest or dividends required to be shown on your United States federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

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

Interest Rate Fluctuation Risk

The international containership shipping industry is capital-intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. See Item 3.D: “Risk Factors” above for more information on risks related to volatility in, and the discontinuance of LIBOR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swap as of December 31, 2021 and 2020 was $40 million and $30 million, respectively. The swap has specified rates and duration. Refer to the table in Note 15 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2021 and December 31, 2020. Our swap contracts expire in April 2025 and November 2025. As at December 31, 2021, our average debt coverage for the three year period of 2022, 2023 and 2024 was approximately 78.0% and for the year of 2025 was approximately 137.0%.

As at December 31, 2021, we had $119.0 million of floating rate bank debt outstanding with margins over LIBOR ranging from 2.35% to 3.90%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have increased our net loss and decreased our cash flows in the twelve-month period ended December 31, 2021 by approximately $653,601 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2021 in U.S. dollars to a 100 basis points increase in LIBOR during the next five years. Specifically, the interest we will have to pay for our floating rate loans will increase, but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (floating rate loans)	Amount in $ (swap)
2022	1,045,094	(400,000)
2023	662,050	(400,000)
2024	292,800	(400,000)
2025	130,440	(177,260)

Inflation Risk

The general rate of inflation has been relatively low in recent years and as such its associated impact on costs has been minimal. We do not believe that inflation has had, or is likely to have in the foreseeable future, a significant impact on expenses. Should inflation increase, it will increase our expenses and subsequently have a negative impact on our earnings.

Foreign Currency Exchange Rate Risk

The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 25% of our vessel operating expenses and drydocking expenses in 2021 in currencies other than U.S. dollars. Comparatively, in 2020 approximately 25% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 2% in 2021) are mainly in Euros and some other currencies. As of December 31, 2021, approximately 50% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2021 was $34,418, and for the year ended December 31, 2020 we had a net foreign exchange loss of $63,007.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2021, would have increased our vessel operating expenses by approximately $0.83 million and the fair value of our outstanding trade accounts payable by approximately $0.28 million.

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

(a)       Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2021. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

        Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, the Company used the control criteria framework of the Committee of Sponsoring Organizations of the Treadway Commission, or COSO 2013, published in its report entitled 2013 Internal Control-Integrated Framework. As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2021.

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

Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019, 2020 and 2021.

	2020 (dollars in thousands)	2021 (dollars in thousands)
Audit Fees	$ 259	$ 267
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fes	-	-
Total	$ 259	$ 267

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

All services provided by Deloitte Certified Public Accountants, S.A., were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-64, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(8)
1.2	Bylaws of Euroseas Ltd.(7)
1.3	Amendment to Bylaws of Euroseas Ltd.(7)
2.1	Specimen Common Stock Certificate(5)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(2)
2.6	Form of Subscription Rights Certificate(9)
2.7	Description of Securities
4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008(4)
4.6	Addendum No. 1 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009(6)
4.7	Form of Right of First Refusal(3)
4.8	Form of Advisory Agreement(3)
4.9	Form of Senior Security Debt Indenture(5)
4.10	Form of Subordinated Debt Security Indenture(5)
4.11	Addendum No. 10 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of November 15, 2019(13)
4.12	Loan Agreement between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as arranger, relating to a revolving credit facility of up to US$45,000,000 dated November 21, 2018(10)
4.13	Supplemental Letter to the Facility Agreement of up to US$45,000,000 between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as the bank, dated May 30, 2019(13)
4.14	Loan Agreement between Diamantis Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$4,000,000 dated July 29, 2019(13)

4.15

Secured Loan Agreement between Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd., as borrowers, and HSBC Bank PLC, as lender, for a secured loan of US$12,500,000 dated July 30, 2019(13)

4.16	Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as borrowers, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$32,000,000 dated November 8, 2019(13)
4.17	Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated November 1, 2019(13)
4.18	Euroseas Ltd. 2018 Equity Incentive Plan(10)
4.19	Form of Stockholders Rights Agreement dated May 27, 2019(11)
4.20	Registration Rights Agreement between Euroseas Ltd. and Synergy Holdings Limited dated November 7, 2019(13)
4.21	Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated October 30, 2018(13)
4.22	Interest Rate Swap Agreement between Euroseas Ltd. and Eurobank SA/Athens dated April 16, 2020(13)
4.23	Amendment No. 1. to the Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated May 29, 2020(14)
4.24	Supplemental Letter to the Facility Agreement of up to US$45,000,000 dated November 21, 2018, as amended by a first supplemental letter dated May 30, 2019, between Euroseas Ltd., as Borrower, and Eurobank S.A. (formerly Eurobank Ergasias S.A.), as Lender, dated June 26, 2020(15)
4.25	Supplemental Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Joint and Several Borrowers, and Piraeus Bank S.A, as Lender, dated July 16, 2020 in relation to a Loan Agreement dated November 8, 2019(15)
4.26	Supplemental Agreement between Diamantis Shipowners Ltd., as Borrower, and Piraeus Bank S.A, as Lender, dated July 16, 2020 in relation to a Loan Agreement dated July 29, 2019(15)
4.27	Loan Agreement between Corfu Navigation Ltd. and Jonathan John Shipping Ltd., as Borrowers, and Sinopac Capital International (HK) Limited, as Lender, in respect of a loan of up to US$10,000,000 dated September 6, 2021
4.28	Interest Rate Swap Agreement between Euroseas Ltd. and Eurobank SA/Athens dated October, 12, 2021
4.29	Loan Agreement between Jonathan Shipowners Ltd., as Borrower, and HSBC Bank plc, as Lender in relation to a Secured Loan of US$15,000,000 dated October 22, 2021
4.30	Facility Agreement between Antwerp Shipping Ltd, Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers, and Piraeus Bank S.A., as Lenders, in respect of revolving credit facility of up to US$16,500,000 dated November 26, 2021
4.31	Loan Agreement between Marcos Shipping Ltd., as Borrower, and Eurobank S.A., as the Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to US$34,000,000 dated December 14, 2021
4.32	Euroseas Ltd. 2021 Equity Incentive Plan
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company’s Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(4)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(5)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-152089) on July 2, 2008.
(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(9)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 25, 2012.
(10)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.
(11)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 28, 2019.
(12)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on February 1, 2021.
(13)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2020.
(14)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 29, 2020.
(15)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2021.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By: /s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 22, 2022

Euroseas Ltd. and Subsidiaries

Consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroseas Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company” ) as of December 31, 2021 and 2020, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 22, 2022

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2020 and 2021

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2020	2021
Assets
Current assets
Cash and cash equivalents		3,559,399	26,530,944
Restricted cash	9	345,010	167,285
Trade accounts receivable, net		2,013,023	1,274,729
Other receivables		1,866,624	1,722,885
Inventories	3	1,662,422	2,274,454
Prepaid expenses		244,315	382,729
Derivatives	15,17	-	540,753
Total current assets		9,690,793	32,893,779

Long-term assets
Vessels, net	5	98,458,447	176,111,486
Advances for vessels under construction	4	-	7,615,958
Restricted cash	9	2,433,768	4,800,000
Total assets		110,583,008	221,421,223

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	9	20,645,320	29,034,049
Related party loan, current	8, 9	2,500,000	-
Trade accounts payable		2,854,377	2,804,194
Accrued expenses	6	1,300,420	1,702,925
Accrued preferred dividends	16	168,676	-
Deferred revenues		949,364	3,293,986
Due to related company	8	24,072	309,970
Derivative	15, 17	203,553	-
Total current liabilities		28,645,782	37,145,124

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2020 and 2021

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2020	December 31, 2021
Long-term liabilities
Long-term bank loans, net of current portion	9	46,220,028	89,004,951
Derivatives	15,17	362,195	952,666
Fair value of below market time charters acquired	7	-	17,461,586
Total long-term liabilities		46,582,223	107,419,203
Total liabilities		75,228,005	144,564,327

Commitments and contingencies	11

Mezzanine Equity
Preferred shares (par value $0.01, 20,000,000 shares authorized, 8,365 and nil issued and outstanding, respectively)	16	8,019,636	-

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 6,708,946 and 7,294,541 issued and outstanding)	18	201,268	218,836
Additional paid-in capital		257,467,980	264,609,233
Accumulated deficit		(230,333,881)	(187,971,173)
Total shareholders’ equity		27,335,367	76,856,896
Total liabilities, mezzanine equity and shareholders’ equity		110,583,008	221,421,223

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2019, 2020 and 2021

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2019	2020	2021
Revenues
Time charter revenue		41,769,278	55,681,124	97,977,389
Commissions (including $493,341, $504,892 and $1,075,274, respectively, to related party)	8	(1,745,599)	(2,378,007)	(4,085,717)
Net revenue		40,023,679	53,303,117	93,891,672
Operating expenses/ (income)
Voyage expenses	14	1,055,408	1,334,259	624,734
Vessel operating expenses (including $249,081, $304,515 and $233,635, respectively, to related party)	8, 14	23,983,282	32,219,689	29,739,437
Dry-docking expenses		2,714,662	536,199	4,094,693
Vessel depreciation	5	4,178,886	6,605,976	7,203,198
Related party management fees	8	3,671,335	5,293,199	4,294,789
General and administrative expenses (including $1,344,250, $2,000,000 and $2,460,000, respectively, to related party)	8, 12	2,444,495	3,041,435	3,491,120
Net (gain) / loss on sale of vessels (including $0, $153,750 and $0, respectively, to related party)	5, 8	-	(2,453,736)	9,417
Other operating income	19	-	(2,687,205)	(1,298,318)
Loss on write-down of vessel held for sale	5	-	121,165	-
Total operating expenses, net		38,048,068	44,010,981	48,159,070
Operating income		1,975,611	9,292,136	45,732,602
Other (expenses)/ income
Interest and other financing costs (including $84,444, $361,283 and $50,000, respectively, to related party)	8, 9	(3,424,969)	(4,125,150)	(2,779,729)
Loss on debt extinguishment	8, 9	(328,291)	(491,571)	-
Loss on derivatives, net	15	(2,885)	(587,988)	(27,141)
Foreign exchange gain / (loss)		2,024	(63,007)	34,418
Interest income		95,839	17,011	3,510
Other expenses, net		(3,658,282)	(5,250,705)	(2,768,942)
Net (loss) / income		(1,682,671)	4,041,431	42,963,660
Dividends to Series B preferred shares	16	(1,271,782)	(693,297)	(255,324)
Preferred deemed dividend	16	(504,577)	-	(345,628)
Net (loss) / income attributable to common shareholders		(3,459,030)	3,348,134	42,362,708
Weighted average number of shares outstanding during the year, basic	13	2,861,928	5,753,917	6,976,905
(Loss) / earnings per share attributable to common shareholders - basic	13	(1.21)	0.58	6.07
Weighted average number of shares outstanding during the year, diluted	13	2,861,928	5,753,917	6,993,405
(Loss) / earnings per share attributable to common shareholders - diluted	13	(1.21)	0.58	6.06

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2019, 2020 and 2021

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding (*)	Common Stock Amount (*)	Additional Paid - in Capital (*)	Accumulated Deficit	Total
Balance January 1, 2019	1,564,456	46,934	233,996,669	(230,222,985)	3,820,618
Net loss	-	-	-	(1,682,671)	(1,682,671)
Dividends to Series B preferred shares	-	-	-	(1,271,782)	(1,271,782)
Preferred deemed dividend	-	-	-	(504,577)	(504,577)
Issuance of shares sold at the market (ATM), net of issuance costs	144,727	4,342	771,190	-	775,532
Issuance of restricted shares for stock incentive award and share-based compensation	15,444	463	97,456	-	97,919
Shares issued in connection with acquisition of vessels	2,816,901	84,507	13,134,155	-	13,218,662
Issuance of shares through private placement	1,056,338	31,690	5,968,310	-	6,000,000
Rounding of stock split	2,393	72	(72)	-	-
Balance December 31, 2019	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	4,041,431	4,041,431
Dividends to Series B preferred shares	-	-	-	(693,297)	(693,297)
Issuance of shares sold at the market (ATM), net of issuance costs	200,000	6,000	490,718	-	496,718
Issuance of restricted shares for stock incentive award and share-based compensation	45,900	1,377	120,254	-	121,631
Issuance of shares in connection with related party loan converted to equity	702,247	21,067	2,345,504	-	2,366,571
Issuance of shares for contingent consideration in connection with acquisition of vessels (Note 5)	161,357	4,841	543,771	-	548,612
Shares forfeited	(817)	(25)	25	-	-
Balance December 31, 2020	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367

(consolidated statements of shareholders’ equity continue on next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2019, 2020 and 2021

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Number of Shares Outstanding (*)	Common Stock Amount (*)	Additional Paid - in Capital (*)	Accumulated Deficit	Total
Balance December 31, 2020	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	42,963,660	42,963,660
Dividends to Series B preferred shares	-	-	-	(255,324)	(255,324)
Preferred deemed dividend	-	-	-	(345,628)	(345,628)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,487	608,746	-	611,233
Issuance of restricted shares for stock incentive award and share-based compensation	49,650	1,490	180,834	-	182,324
Issuance of shares in connection with Series B Preferred Shares converted to equity	453,044	13,591	6,351,673	-	6,365,264
Balance December 31, 2021	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896

(*) Adjusted to reflect the 1-for-8 reverse stock split effected at the close of trading on December 18, 2019.

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

	2019	2020	2021
Cash flows from operating activities:
Net (loss) / income	(1,682,671)	4,041,431	42,963,660
Adjustments to reconcile net (loss) / income to net cash provided by operating activities:
Vessel depreciation	4,178,886	6,605,976	7,203,198
Gain on hull & machinery claim	-	(2,687,205)	-
Loss on write-down of vessel held for sale	-	121,165	-
Amortization and write off of deferred charges	205,590	288,163	223,492
Amortization of debt discount	95,214	-	-
Net (gain) / loss on sale of vessels	-	(2,453,736)	9,417
Amortization of fair value of below market time charters acquired	(857,945)	(1,714,370)	(230,112)
Share-based compensation	97,919	121,631	182,324
Change in the fair value of derivatives	(41,435)	565,748	(153,835)
Loss on debt extinguishment	328,291	491,571	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	243,608	(1,297,926)	738,294
Prepaid expenses	(304,195)	282,216	(138,414)
Other receivables	460,909	47,479	143,739
Inventories	(184,773)	226,742	(612,032)
Increase / (decrease) in:
Due to related company	(1,877,333)	(771,490)	285,898
Trade accounts payable	1,539,553	(1,008,707)	(740,664)
Accrued expenses	482,671	(424,901)	393,352
Deferred revenues	556,140	(24,410)	2,344,622
Net cash provided by operating activities	3,240,429	2,409,377	52,612,939
Cash flows from investing activities:
Cash paid for vessels under construction	-	-	(7,615,958)
Cash paid for capitalized expenses and acquisition of vessels including attached time charter agreements	(55,720,226)	(647,069)	(66,474,058)
Insurance proceeds	-	2,343,606	-
Net proceeds from sale of vessels	-	14,622,770	(9,417)
Net cash (used in) / provided by investing activities	(55,720,226)	16,319,307	(74,099,433)

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

(Continued)

	2019	2020	2021
Cash flows from financing activities:
Redemption of Series B preferred shares	(11,686,000)	-	(2,000,000)
Proceeds from issuance of common stock, net of commissions paid	6,853,101	715,550	743,553
Preferred dividends paid	(1,031,827)	(320,877)	(424,000)
Offering expenses paid	(136,724)	(184,321)	(123,167)
Loan arrangement fees paid	(566,500)	-	(758,000)
Proceeds from long-term bank loans	60,167,680	-	75,500,000
Repayment of long-term bank loans and vessel profit participation liability	(13,401,460)	(17,905,920)	(23,791,840)
Proceeds from related party loan	5,000,000	-	-
Repayment of related party loan	-	(625,000)	(2,500,000)
Net cash provided by / (used in) financing activities	45,198,270	(18,320,568)	46,646,546
Net (decrease) / increase in cash, cash equivalents and restricted cash	(7,281,527)	408,116	25,160,052
Cash, cash equivalents and restricted cash at beginning of year	13,211,588	5,930,061	6,338,177
Cash, cash equivalents and restricted cash at end of year	5,930,061	6,338,177	31,498,229
Cash breakdown
Cash and cash equivalents	985,418	3,559,399	26,530,944
Restricted cash, current	610,376	345,010	167,285
Restricted cash, long term	4,334,267	2,433,768	4,800,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	5,930,061	6,338,177	31,498,229

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

(Continued)

Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	3,100,049	4,253,625	2,447,089
Financing, and investing activities fees:
Offering expenses accrued	40,846	75,357	84,510
Payment-in-kind dividends	78,640	365,059	-
Capital expenditures included in liabilities	71,890	-	690,481
Accrued preferred dividends	161,315	168,676	-
Shares issued as consideration for acquisition of vessels	13,218,662	548,612	-
Shares issued in connection with related party loan converted to equity	-	2,366,571	-
Issuance of shares in connection with Series B Preferred Shares converted to equity	-	-	6,365,264

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 54.7% of the Company’s shares as of December 31, 2021.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “COVID-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, implemented measures to combat the outbreak, such as social distancing, travel restrictions, border closures, limitations on public gatherings, working from home, supply chain logistical changes and closure of non-essential businesses. Such measures have and will likely continue to cause severe trade disruptions, significant reduction in global economic activity and extreme volatility in the global financial markets. Although to date there has not been any significant effect on the Company’s operating activities due to COVID-19, other than the decrease in market rates during 2020, which have recovered since the final quarter of 2020 and continuing into 2021 and 2022, and increased crew cost, there continues to be a high level of uncertainty relating to how the pandemic will evolve, including the new Omicron variant of COVID-19, which appears to be the most transmissible variant to date, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. Accordingly, an estimate of the future impact of COVID-19 on the Company’s operational and financial performance cannot be made at this time, as it may take some time to materialize and may not be fully reflected in the results for 2020 and 2021.

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

●

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

●

Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

●

Hydra Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 23,351 DWT / 1,740 TEU container carrier M/V “EM Hydra”, which was built in 2005 and acquired on August 2, 2019.

●

Spetses Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 23,224 DWT / 1,740 TEU container carrier M/V “EM Spetses”, which was built in 2007 and acquired on August 7, 2019.

●

Kea Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 42,165 DWT / 3,100 TEU container carrier M/V “EM Kea”, which was built in 2007 and acquired on August 7, 2019.

●

Antwerp Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Marshall Islands flag 50,726 DWT / 4,253 TEU container carrier M/V “Synergy Antwerp”, which was built in 2008 and acquired on November 19, 2019.

●

Keelung Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Cypriot flag 50,969 DWT / 4,253 TEU container carrier M/V “Synergy Keelung”, which was built in 2009 and acquired on November 18, 2019.

●

Oakland Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Cypriot flag 50,787 DWT / 4,253 TEU container carrier M/V “Synergy Oakland”, which was built in 2009 and acquired on November 19, 2019.

●

Busan Shipping Ltd., incorporated in the Republic of the Marshall Islands on November 1, 2019, owner of the Marshall Islands flag 50,726 DWT / 4,253 TEU container carrier M/V “Synergy Busan”, which was built in 2009 and acquired on November 21, 2019.

●

Jonathan Shipowners Ltd., incorporated in the Republic of Liberia on August 25, 2021, owner of the Liberian flag 23,357 DWT / 1,740 TEU container carrier M/V “Jonathan P”, which was built in 2006 and acquired on October 18, 2021.

●

Marcos Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 27, 2021, owner of the Panamanian flag 72,968 DWT / 6,350 TEU container carrier M/V “Marcos V”, which was built in 2005 and acquired on December 14, 2021.

●

Gregos Maritime Ltd., incorporated in the Republic of the Marshall Islands on December 14, 2020, entered on June 29, 2021, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4201). The vessel is expected to be delivered in the first quarter of 2023.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

●

Terataki Shipping Ltd., incorporated in the Republic of the Marshall Islands on June 25, 2021, entered on June 29, 2021, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4202). The vessel is expected to be delivered in the second quarter of 2023.

●

Tender Soul Shipping Ltd., incorporated in the Republic of the Marshall Islands on January 27, 2022, entered on January 28, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4236). The vessel is expected to be delivered in the fourth quarter of 2023.

●

Leonidas Shipping Ltd., incorporated in the Republic of the Marshall Islands on January 27, 2022, entered on January 28, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4237). The vessel is expected to be delivered in the first quarter of 2024.

●

Monica Shipowners Ltd., incorporated in the Republic Liberia on March 15, 2022, entered on March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4248). The vessel is expected to be delivered in the first quarter of 2024.

●

Stephania Shipping Ltd., incorporated in the Republic of Liberia on March 15, 2022, entered on March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4249). The vessel is expected to be delivered in the second quarter of 2024.

●

Pepi Shipping Ltd., incorporated in the Republic of Liberia on March 15, 2022, entered on March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4250). The vessel is expected to be delivered in the second quarter of 2024.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

During the years ended December 31, 2019, 2020 and 2021, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2019	2020	2021
CMA CGM, Marseille	24%	17%	24%
Maersk Line A/S	11%	19%	21%
Vasi Shipping Pte. Ltd., Singapore	-	-	15%
MSC Geneva	15%	18%	-
New Golden Sea Shipping Pte. Ltd., Singapore	21%	10%	-
Hapag-Lloyd AG, Hamburg	16%	-	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

Vessels

Vessels are stated at cost, which comprises the vessel contract price, costs of major repairs and improvements upon acquisition, direct delivery and other acquisition expenses to prepare the vessel for her initial voyage, less accumulated depreciation and impairment, if any. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. Vessels under construction are presented at cost, which includes shipyard installment payments and other vessel costs incurred during the construction period that are directly attributable to the construction of the vessels, including interest costs incurred during the construction period.

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2020 and 2021.

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

Revenue and expense recognition

Revenues are generated from time charters. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate.

On January 1, 2019, the Company adopted ASC 842 Leases (“ASC 842”), which amends the existing accounting standard for lease accounting and adds additional disclosures about leasing arrangements. ASC 842 requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by most leases, while lessor accounting remains largely unchanged. ASC 842 provides a practical expedient to lessors by class of underlying asset, to not separate non lease components from the associated lease component, similar to the expedient provided for lessees, when the following criteria are met: i) the timing and pattern of transfer for the lease component is the same as those for the non-lease component associated with that lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2019, 2020 and 2021 the duration of the Company’s time charter contracts ranged from 20 days to 3 years and certain time charter contracts included renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

The Company, making use of the practical expedient for lessors, elected not to separate the lease and non-lease components included in the time charter revenue because the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same and the lease component, if accounted for separately, would be classified as an operating lease. The nature of the lease component and non-lease component that are combined as a result of applying the respective practical expedient are the hire rate for a bareboat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubricants, respectively. The lease component is the predominant component and the Company accounts for the combined component as an operating lease in accordance with ASC 842.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Both the lease component and non-lease component are earned by the passage of time. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight-line basis over the charter period.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

Stock incentive plan awards

Share-based compensation represents vested and non-vested restricted shares granted to officers and directors as well as to non-employees and are included in “General and administrative expenses” in the consolidated statements of operations. The shares to employees and directors as well as to non-employees are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and the total fair value of such shares is recognized on a straight-line basis over the requisite service period. Further, the Company accounts for restricted share award forfeitures upon occurrence.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

The Company determines the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years and on inflation-unadjusted historical average rates for similar size vessels, from the third year onwards. As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels. As of December 31, 2020, the Company calculated the historical average rates over a 19-year period for 2020, excluding peak periods, which starts in 2002 and takes into account complete market cycles. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the charter rate of the contract is used for the period of the contract. Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company's past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company's data for its own vessels. Specifically, the Company’s management uses the Company’s internal budget for operating expenses escalated by 1.5% per annum and the Company’s budgeted drydocking costs, assuming a five-year special survey cycle. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel).

If the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2020 and 2021, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares, while for the preferred shares issued the Company uses the if-converted method to assess the dilutive effect.

Segment reporting

The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment, that of operating container carriers. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In January 2021, the FASB issued Accounting Standard Update (“ASU”) 2021-01 (Topic 848), which amends and clarifies the existing ASU issued in March 2020, the ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. Reference rates such as LIBOR, are widely used in a broad range of financial instruments and other agreements. The ASU permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets (the “discounting transition”). The ASU 2020-04 is effective for adoption at any time between March 12, 2020 and December 31, 2022, for all entities and the ASU 2021-01 is effective for all entities as of January 7, 2021 through December 31, 2022. The Company is still evaluating the timing of the adoption and the optional expedients and exceptions it may adopt, as well as the effect of the adoption on its consolidated financial statements.

3.	Inventories

Inventories consisted of the following:

	2020	2021
Lubricants	1,558,484	1,851,508
Victualing	103,938	105,527
Bunkers	-	317,419
Total	1,662,422	2,274,454

4.	Advances for vessels under construction

On  June 29, 2021, the Company has signed a contract for the construction of two Eco design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in Korea. The two newbuildings are scheduled to be delivered during the first and second quarter of 2023, respectively. The total consideration for these two newbuilding contracts is about $76.1 million which will be financed with a combination of debt and own cash. Within the year ended  December 31, 2021 the Company paid the first instalment of $3.8 million per vessel related to the construction of the vessels. The total balance of $7.6 million as of  December 31, 2021 is included under “Advances for vessels under construction” in the consolidated balance sheet. See Note 11 for schedule of outstanding payments to the yard.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2020	132,863,067	(16,632,734)	116,230,333
- Depreciation for the year	-	(6,605,976)	(6,605,976)
- Sale of vessels	(17,655,916)	5,365,717	(12,290,199)
- Contingent consideration for the Synergy Vessels acquisition	548,612	-	548,612
- Capitalized expenses	575,677	-	575,677
Balance, December 31, 2020	116,331,440	(17,872,993)	98,458,447
- Depreciation for the year	-	(7,203,198)	(7,203,198)
- Delivery of M/V “Jonathan P”	25,771,926	-	25,771,926
- Delivery of M/V “Marcos V”	58,215,173	-	58,215,173
- Capitalized expenses	869,138	-	869,138
Balance, December 31, 2021	201,187,677	(25,076,191)	176,111,486

Capitalized expenses for the year ended December 31, 2020 mainly refer to smart bunkers monitoring systems (“Flow meters”) installed on all of the Company’s vessels. During the year ended December 31, 2021, two vessels completed the installation of the Water Ballast Treatment (“WBT”) systems with a total cost of $0.47 million. The Company also spent another $0.40 million installing smart monitoring systems onboard the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

Vessels acquired / delivered

On September 2, 2021, Jonathan Shipowners Ltd., signed a memorandum of agreement to purchase M/V “Piraeus Trader II” a 23,357 DWT / 1,740 TEU, 2006-built feeder container carrier, for a purchase price of $25,500,000 plus costs to make the vessel available for use of $271,926, resulting in a total cost of 25,771,926. The vessel was delivered to the Company on October 18, 2021 and was renamed to “Jonathan P”.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

On November 11, 2021, Marcos Shipping Ltd., signed a memorandum of agreement to purchase M/V “Leo Paramount” a 72,968 DWT / 6,350 TEU, 2005-built intermediate container carrier and its attached time charter, for a purchase price of $40,000,000, from which $57,691,698 was allocated to the vessel plus costs to make the vessel available for use of $523,475, resulting in a total amount of $58,215,173 presented within “Vessels, net” in the consolidated balance sheet. In addition, an amount of $17,691,698 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the consolidated balance sheet (see Note 7). The vessel was delivered to the Company on December 14, 2021 and was renamed to “Marcos V”.

Contingent consideration for Synergy Vessels Acquisition

On November 7, 2019, Euroseas Ltd. and Synergy Holdings Limited, as part of the agreement for the acquisition of the vessels M/V “Synergy Busan”, M/V “Synergy Keelung”, M/V “Synergy Oakland” and M/V “Synergy Antwerp” (“the Synergy Vessels Acquisition”) agreed that Euroseas will issue certain shares of its common stock to Synergy Holdings Limited under the following terms: If the 12-month New ConTex index for a 4,250 TEU vessel (as published on https://www.vhbs.de/index or any successor website maintained by the Hamburg and Bremen Shipbrokers’ Association) (the “Index Value”) is higher on November 16, 2020 at 4:00 p.m. New York time than the Index Value on November 15, 2019 at 4:00 p.m. New York time, then, on November 16, 2020, Euroseas shall issue to Synergy Holdings Limited, $500,000 divided by the 20-day volume weighted average price of the Company’s common shares calculated on November 16, 2020 at 4:00 p.m. New York time, allocated equally to the four vessels. The specific contingency was resolved on November 16, 2020 with the Index Value as of that date being higher than the Index Value on November 15, 2019. Based on the above agreement the Company issued on November 16, 2020 161,357 shares to Synergy Holdings Limited based on the 20-day volume weighted average price of the Company’s common Shares calculated on November 16, 2020 which was $3.09871. The supplementary contingent payment was recorded as part of the acquisition cost of the abovementioned vessels, using the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of $3.40 per share.

Sale of vessels

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

In January 2020, M/V “EM Oinousses”, experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The Company agreed with the Hull & Machinery (“H&M”) underwriters to sell the vessel for scrap as is without effecting permanent repairs (see Note 19). As of June 30, 2020 M/V “EM Oinousses” was classified as vessel held for sale and was written down to its fair market value less costs to sell amounting to $3.7 million, resulting in a non-cash loss of $0.1 million compared to its net book value of $3.8 million. This amount is presented in the "Loss on write-down of vessel held for sale" line in the "Operating Expenses" section of the consolidated statement of operations for the year ended December 31, 2020. On July 6, 2020 the Company agreed to sell for scrap M/V “EM Oinousses”, for a net price of $3.6 million. The vessel was delivered to its buyers on July 17, 2020. The Company recorded a loss on sale of approximately $0.1 million presented in the “Net gain / (loss) on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended December 31, 2020.

Following a strategy of disposing of older vessels the Company entered into the following vessel sale agreements:

In February 2020, the Company entered into an agreement to sell for scrap M/V “Manolis P”. The vessel reached her destination port on April 7, 2020, but the sale was not completed due to complications during its delivery to the buyers related to COVID-19 restrictions and port lockdowns in the territory of arrival (Alang, India). A dispute with the buyers was in arbitration. The advance received from the buyers amounting to $1,133,817 was transferred from the Company’s bank account to an escrow account following this dispute. The court dismissed the opponents claim in June 2021. The Company recognized other operating income of $1.0 million in the year ended  September 30, 2021, after accounting for estimated expenses for the arbitration (see Note 19). On June 19, 2020 the Company agreed to sell for scrap M/V “Manolis P.”, for a net price of $2.0 million. The vessel was delivered to its buyers on July 2, 2020. The Company recorded a gain on sale of approximately $0.3 million presented in the “Net gain / (loss) on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended December 31, 2020.

On July 13, 2020 the Company agreed to sell for scrap M/V “Kuo Hsiung”, for a net price of $1.9 million. The vessel was delivered to its buyers on July 30, 2020. The Company recorded a gain on sale of approximately $0.3 million, presented in the “Net gain / (loss) on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended December 31, 2020.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

On September 17, 2020 the Company agreed to sell for scrap M/V “Ninos”, for a net price of $2.3 million. The vessel was delivered to its buyers on September 30, 2020. The Company recorded a gain on sale of approximately $0.8 million presented in the “Net gain / (loss) on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended December 31, 2020.

On October 29, 2020 the Company agreed to sell for further trading M/V “EM Athens”, for a net price of $4.9 million, in line with the Company’s strategy to dispose older vessels, combined with the increased drydocking expenses required. The vessel was delivered to its buyers on November 9, 2020. The Company recorded a gain on sale of approximately $1.2 million presented in the “Net gain / (loss) on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended December 31, 2020.

No vessel sales took place during the year ended December 31, 2021. The amount of $9,417 presented in the “Net gain / (loss) on sale of vessels” line in the “Operating Expenses” section of the consolidated statement of operations for the year ended December 31, 2021, refers to minor expenses associated with the vessel sales concluded during 2020.

Impairment analysis

In light of the economic downturn and the prevailing conditions in the shipping industry caused primarily by Covid-19 disruptions, as of December 31, 2020, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels.

As of December 31, 2021, fourteen of the Company’s vessels are used as collateral under the Company’s loan agreements (refer Note 9), while two of the Company’s vessels, M/V “Akinada Bridge” and M/V “Joanna” are unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

6.	Accrued Expenses

The accrued expenses consisted of:

	December 31, 2020	December 31, 2021

Accrued payroll expenses	339,004	604,761
Accrued interest expense	173,576	282,724
Accrued general and administrative expenses	187,311	119,750
Accrued commissions	76,130	239,313
Other accrued expenses	524,399	456,377
Total	1,300,420	1,702,925

7.	Fair Value of Below Market Time Charters Acquired

As part of the Trinity / Diamantis Vessel Acquisition (see Note 8) in August 2019 and with respect to the vessels “EM Hydra”, “EM Kea” and “EM Spetses”, which were acquired by the Company with time charter agreements attached, the Company recognized a liability of $778,287, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rates were below market rates on the date of the transfer (Level 2).

As part of the Synergy Vessels Acquisition in November 2019 and with respect to the vessels “Synergy Keelung”, “Synergy Oakland” and “Synergy Busan”, which were acquired by the Company with time charter agreements attached, the Company recognized a liability of $1,794,028, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rates were below market rates on the date of the transfer (Level 2).

In addition, as part of the acquisition of M/V “Marcos V”, in December 2021, which was acquired by the Company with time charter agreement attached, the Company recognized a liability of $17,691,698, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rates were below market rates on the date of the transfer (Level 2).

For the years ended December 31, 2019, 2020 and 2021, the amortization of fair value of the below market acquired time charters analyzed above was $857,945, $1,714,370 and $230,112, respectively, and is included under “Time charter revenue” in the consolidated statements of operations.

The unamortized balance of this intangible liability as of December 31, 2021 of $17,461,586 will be amortized by the end of September 2025 as per the table below.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

7.	Fair Value of Below Market Time Charters Acquired - Continued

As of December 31, 2021, the remaining carrying amount of unamortized below market acquired time charter will be amortized in future years as follows:

For the year ending December 31,	Below market acquired charters
2022	$(4,940,640)
2023	(4,940,640)
2024	(4,954,176)
2025	(2,626,130)
Total	$(17,461,586)

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager (see Note 1) which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily fee of Euro 685 per vessel for each of 2019, 2020 and 2021, under the Company’s Master Management Agreement. An additional fixed management fee (see below) is paid to the Manager for the provision of management executive services.

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

The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the years ended December 31, 2019, 2020 and 2021 and will be adjusted annually for inflation in the Eurozone. From January 1, 2022, the vessel fixed management fee was adjusted for inflation at Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

Vessel management fees paid to the Manager amounted to $3,671,335, $5,293,199 and $4,294,789 in 2019, 2020 and 2021, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. On November 15, 2019, the Company signed an addendum adjusting the fixed annual executive compensation to $2,000,000 to compensate the Manager for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company following the Synergy Vessels Acquisition, as a result of his appointment to the Board of Directors of the Company in November 2019. As a result, for the year 2019, the fixed cost was calculated on $1,250,000 pro-rated for the period of January 1, 2019 until November 15, 2019 and on $2,000,000 for the period of November 16, 2019 until December 31, 2019. The Company incurred costs of $1,344,250, $2,000,000 and $2,460,000 in 2019, 2020 and 2021, respectively, which are recorded in “General and administrative expenses” in the consolidated statements of operations. The amount of fixed costs reported for the year ended December 31, 2021, includes an amount of $0.46 million paid as a special bonus to the Manager’s employees and consultants.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2020 and 2021, the amounts due to related company were $24,072 and $309,970, respectively. Based on the MMA between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and the Manager an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each quarter to the Manager.

In August 2019, the Company completed the acquisition of the four feeder containerships, owned by affiliates of the Pittas family including the Company’s Chief Executive Officer for a consideration of $28.2 million that included a cash payment of $15 million and the issuance of 2,816,901 common shares to the sellers ("the Trinity / Diamantis Vessel Acquisition”). The four vessels are M/V EM Hydra and M/V EM Spetses, both 1,740 teu feeder containerships built in 2005 and 2007, respectively, M/V EM Kea, a 3,100 teu feeder containership built in 2007, and M/V Diamantis P, a 2,008 teu feeder containership built in 1998. On August 2, 2019, the Company took delivery of M/V Diamantis P and M/V EM Hydra, and, on August 7, 2019, the Company took delivery of M/V EM Spetses and M/V EM Kea. The Company financed the cash portion of the acquisition price via the arrangement of two bank loans described below (refer Note 9-b and 9-c), drawing a total of $16,167,680 with the excess amount used for general corporate purposes. The cash portion of the acquisition price was used to repay the existing indebtedness of the vessels, with the sellers receiving only payment in Euroseas common shares.  The common shares issued to the sellers represented at that time approximately 64.3% of Euroseas’ outstanding common shares.  The vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

On September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. Within the second quarter of 2020 the Company repaid $625,000 of the above loan. In November 2020, the outstanding amount of the loan was converted into Company’s common shares. For further details refer to Note 9-h.

On November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. The loan was repaid in March 2021. For further details refer to Note 9-h.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart for vessel sales were nil, $153,750 and nil in 2019, 2020 and 2021, respectively, recorded in “Net gain / (loss) on sale of vessels” in the consolidated statements of operations. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. For the acquisition of M/V “Marcos V” the Company also paid Eurochart a commission of $0.4 million, equaling to 1% of the purchase price of the vessel. In October 2021, the Company withheld the amount of $255,000 from the sellers of the M/V “Jonathan P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. Commissions to Eurochart for chartering services were, $493,341, $504,892 and $1,075,274 in 2019, 2020 and 2021, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $106,749 and $142,332 in 2019, $100,837 and $203,678 in 2020, and $77,896 and $155,739 in 2021, respectively. These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2020	December 31, 2021
Joanna Maritime Ltd. / Jonathan John Shipping Ltd. / Corfu Navigation Ltd. / Bridge Shipping Ltd. / Noumea Shipping Ltd. / Gregos Shipping Ltd.	(a)	24,625,000	-
Noumea Shipping Ltd. / Gregos Shipping Ltd.	(a)	-	9,375,000
Diamantis Shipowners Ltd.	(b)	3,026,300	2,384,460
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	(c)	11,150,000	8,450,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(d)	28,500,000	40,300,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	(e)	-	9,500,000
Jonathan Shipowners Ltd.	(f)	-	15,000,000
Marcos Shipping Ltd.	(g)	-	34,000,000
		67,301,300	119,009,460
Less: Current portion		(20,891,840)	29,284,460
Long-term portion		46,409,460	89,725,000
Deferred charges, current portion		246,520	250,411
Deferred charges, long-term portion		189,432	720,049
Long-term bank loans, current portion net of deferred charges		20,645,320	29,034,049
Long-term bank loans, long-term portion net of deferred charges		46,220,028	89,004,951

Loan from related party, current
Euroseas Ltd.	(h)	2,500,000	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans - continued

The future annual loan repayments are as follows:

To December 31:
2022	29,284,460
2023	51,765,000
2024	18,440,000
2025	19,520,000
Total	119,009,460

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans - continued

(a)

On November 21, 2018, the Company signed a reducing revolving credit facility with Eurobank Ergasias S.A. (the “Lender”) for an amount of up to $45,000,000. A loan of $30,000,000 was drawn on November 21, 2018 to fully refinance all of the Company’s existing facilities with this bank and provide working capital. As of December 31, 2020, and following the sale of five vessels used as collateral during 2020 (see below) the borrowers of the specific tranche were Joanna Maritime Ltd., Jonathan John Shipping Ltd., Corfu Navigation Ltd. and Bridge Shipping Ltd. The revolving tranche was available for a period of 18 months from signing of the loan agreement for the purpose of partly financing new vessel acquisitions or providing working capital and could be renewed subject to the bank’s approval and a fee to be determined. The loan was payable in 12 equal consecutive quarterly principal installments of $900,000 followed by a balloon amount of $19,200,000 to be paid together with the last principal installment in November 2021. The interest rate margin was 3.90% over LIBOR, reduced from 4.40% as described below.

Each quarterly principal instalment paid was added to the revolving tranche and could be redrawn. The remaining $7,350,000 of the revolving facility, after including principal repayments up to December 31, 2019, remained available to the Company in order to finance up to 55% of the market value of post 2001-built ships. The undrawn amount available under the revolving facility incurred an annual commitment of 0.40% and any amount drawn would incur a 1% underwriting fee. On June 26, 2020, the Lender signed with the borrower a second supplement letter according to which the undrawn committed amount under the abovementioned credit facility agreement was cancelled upon the borrower’s request. Additionally, the Lender agreed to defer the amount of $2,700,000 (the remaining three installments of 2020) to be repaid together with the balloon payment in November 2021.

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

On September 9, 2021 and November 19, 2021, Bridge Shipping Ltd. and Joanna Maritime Ltd., respectively, repaid their full amount of outstanding indebtedness amounting to $7.03 million by using the Company’s own funds and became unencumbered. At the same date Jonathan John Shipping Ltd. and Corfu Navigation Ltd. repaid also their indebtedness to the Lender using a new loan facility by Sinopac Capital International (HK) Limited as explained in note (f) below.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

On May 30, 2019, the Lender made available to the Company two new ship-related (M/V “EM Astoria” and M/V “Evridiki G”) advances totaling $12.0 million or 55% of the aggregate market value of the two aforementioned vessels, with a simultaneous reduction of the margin of the loan, from 4.40% to 3.90% per annum. The Lender also agreed, during the remaining facility period, to reduce the amount held as cash collateral from $5.0 million to $1.0 million and release the balance in favor of the borrower. The loan was used to refinance the existing facilities of Noumea Shipping Ltd. and Gregos Shipping Ltd. and to provide working capital. The loan is payable in 16 equal consecutive quarterly principal installments of $375,000 followed by a balloon amount of $6,000,000 to be paid together with the last principal installment in May 2023. On June 26, 2020, the Lender agreed to defer the amount of $1,125,000 (the remaining three installments of 2020) to be repaid together with the balloon payment in May 2023, increasing the balloon amount to $7,125,000. The loan is secured with (i) first priority mortgages over M/V “Evridiki G” and M/V “EM Astoria”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid a loan arrangement fee of $32,000 within 2019 for this tranche. The security cover ratio covenant for the facility is set to 140%.

(b)	On July 29, 2019, the Company signed a term loan facility with Piraeus Bank S.A. (“Piraeus”) for an amount not exceeding the lesser between $4,000,000 and 90% of the scrap value of M/V “Diamantis P”. On July 31, 2019, a loan of $3,667,680 was drawn by Diamantis Shipping Ltd. to partly finance the acquisition of M/V “Diamantis P”. The loan is payable in twelve equal consecutive quarterly installments of $160,460 plus a balloon amount of $1,742,160 to be paid together with the last instalment in July 2022. The margin of the loan is 3.50% over LIBOR. The loan is secured with (i) first priority mortgage over M/V “Diamantis P”, (ii) first assignment of earnings and insurance of M/V “Diamantis P”, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to remaining loans of the Company. The Company paid a loan arrangement fee of $32,000 within 2019 for this loan. The security cover ratio covenant for the facility is set to 110% until the first anniversary of the drawdown date and 120% thereafter. On July 29, 2020, the Company signed a supplemental agreement with Piraeus under which it was agreed to defer the amount of $160,460, representing half of the installments of the third and the fourth quarter of 2020 to be repaid together with the balloon payment in July 2022, increasing the balloon amount to $1,902,620.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(c)

On July 30, 2019, the Company signed a term loan facility with HSBC Bank Plc. (“HSBC”) for an amount of $12,500,000. The loan was used to partly finance the acquisition of M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on August 8, 2019. The loan is payable in fourteen consecutive equal quarterly installments of $450,000 plus a balloon payment of $6,200,000 to be paid together with the last instalment in February 2023. The loan bears interest at LIBOR plus a margin of 2.95%. The loan is secured with (i) first priority mortgages over M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $62,500 within 2019 for this loan. The security cover ratio covenant for the facility is set to 130%. On September 30, 2020, the Company signed a supplemental agreement with HSBC under which it was agreed to defer the amount of $900,000, representing the installments of the third and the fourth quarter of 2020, to be repaid together with the balloon payment in February 2023, increasing the balloon amount to $7,100,000.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(d)

On November 8, 2019, the Company signed a term loan facility with Piraeus for an amount of $32,000,000. The loan was used to partly finance the acquisition of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on November 18, 2019. The loan is payable in three consecutive equal quarterly instalments of $1,400,000 followed by thirteen consecutive equal quarterly instalments of $800,000 and a balloon payment of $17,400,000 to paid together with the last instalment in November 2023. The loan bears interest at LIBOR plus a margin of 3.50%. The loan is secured with (i) first priority mortgages over M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $352,000 within 2019 for this loan. The security cover ratio covenant for the facility is set to 125%. On July 7, 2020, the Company signed a supplemental agreement with Piraeus under which it was agreed to defer the amount of $1,500,000 from the installments of the third and the fourth quarter of 2020, to be repaid together with the balloon payment in November 2023, increasing the balloon amount to $18,900,000. On November 23, 2021, the Company paid the amount of $1,500,000 that was deferred according to the latest supplemental agreement reducing again the balloon of the loan to $17,400,000.

On November 26, 2021, the Company signed a new facility agreement with Piraeus in respect to the existing revolving facility and on November 29, 2021 drew the amount of $16,500,000 in order to finance general corporate needs of the Company. The loan is payable in sixteen consecutive quarterly instalments, the first four in the amount of $1,500,000 each, the next eleven in the amount of $560,000 each and a last instalment of $4,340,000. The loan bears interest at LIBOR plus a margin of 2.60%. The Company paid loan arrangement fees of $115,000 within 2021 for this loan. The security cover ratio covenant for the facility was set to 125%, the same with the existing facility.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(e)

On September 6, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited (“Sinopac”) for an amount of up to $10,000,000, in order to refinance the existing indebtedness of M/V “Aegean Express” and M/V “EM Corfu.”, amounting to $5,525,000 as of the date of refinancing, and for working capital purposes. The facility was available in two advances. Both advances of $3,500,000 and $6,500,000 were drawn on September 9, 2021 by Jonathan John Shipping Ltd. and Corfu Navigation Ltd. as the borrowers. The loan is payable in sixteen consecutive quarterly installments of $500,000 each, followed by a balloon payment of $2,000,000 to be paid together with the last installment in September 2025. The loan bears interest at LIBOR plus a margin of 3.50%. The loan is secured with the following: (i) first priority mortgages over M/V “Aegean Express” and M/V “EM Corfu”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $225,000 for this loan.

(f)

On October 22, 2021, the Company signed a term loan facility with HSBC, and on October 26, 2021, a loan of $15,000,000 was drawn by Jonathan Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Jonathan P” and to finance general corporate purposes of the Company. The loan is payable in twelve consecutive quarterly installments of $1,100,000 followed by a balloon payment of $1,800,000 payable together with the last installment in October 2024. The loan bears interest at LIBOR plus a margin of 2.35%. The loan is secured with the following: (i) first priority mortgage over M/V “Jonathan P”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $117,500 for this loan.

(g)

On December 14, 2021, the Company signed a term loan facility with Eurobank Ergasias S.A., and a loan of $34,000,000 was drawn by Marcos Shipping Ltd. in order to finance part of the acquisition cost of M/V “Marcos V”. The loan is payable in sixteen consecutive quarterly installments, comprising twelve installments of $2,000,000 followed by four installments of $750,000 each and by a balloon payment of $7,000,000 payable together with the last installment in December 2025. The loan bears interest at LIBOR plus a margin of 2.80%. The loan is secured with the following: (i) first priority mortgage over M/V “Marcos V”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $300,000 for this loan.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(h)

On September 30, 2019, Euroseas signed an agreement with Colby Trading Ltd. (“Colby”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, as supplemented on December 20, 2019 and March 30, 2020, to draw down a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. Interest on the loan was 8% per annum and was payable quarterly. The loan was payable in four repayment installments of a principal amount of $625,000 each, maturing by November 2020. The first repayment instalment was paid on May 15, 2020 and the remaining three installments, which were payable on a quarterly basis, were rescheduled to be paid at the maturity of the loan in November 2020. Under certain limited circumstances, the Company could pay principal in equity, and the loan was convertible in common stock of the Company at the option of the lender at certain times. The Company paid $51,111 and $160,035 on interest for the years ended December 31, 2019 and 2020, respectively. On November 24, 2020, Colby exercised its right to convert the outstanding balance of the loan of $1,875,000 into the Company’s common shares as per the terms of the loan agreement. As a result, on November 25, 2020, the Company issued 702,247 shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan, amounting to approximately $2.67 per share. The Company incurred a loss on the extinguishment of the above debt of $491,571, deriving from the difference between the conversion price and the closing price of the Company’s common shares on the Nasdaq Capital Market on the date of issuance of approximately $3.37 per share. The specific amount was recorded under “Loss on debt extinguishment” in the consolidated statement of operations for the year ended December 31, 2020.

On November 1, 2019, Euroseas signed a second agreement with Colby, as supplemented on November 15, 2020, to draw another $2.5 million loan to finance working capital needs. Interest on the loan was 8% per annum and was payable quarterly. This loan was fully repaid upon its maturity on March 31, 2021. The Company paid $33,333, $201,248 and $50,000 on interest for this loan for the years ended December 31, 2019, 2020 and 2021, respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

In addition to the terms specific to each bank loan described above, all the above bank loans are secured with a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $2,245,010 and $4,967,285 as of December 31, 2020 and 2021, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2021, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2019, 2020 and 2021 amounted to $3,219,471, $3,836,985 and $2,556,237 respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

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

For the taxable years 2019, 2020 and 2021 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

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

As of December 31, 2021, future gross minimum revenues under non-cancellable time charter agreements total $281.9 million. The amount of $122.4 million is due in the year ending December 31, 2022, $91.0 million due in the year ending December 31, 2023 and another $68.5 million due in the year ending December 31, 2024. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  December 31, 2021, the Company had under construction two container carriers with a total contracted amount of $76.1 million. In the third quarter of 2021, the Company paid an amount of $7.6 million for the first instalment of the contract. An amount of $19.0 million is payable in the year ending  December 31, 2022 and $49.5 million is payable in the year ending  December 31, 2023. The Company intends to finance these commitments with bank financing and own cash.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

On July 31, 2014, the Board of Directors approved the Company’s 2014 Stock Incentive Plan (the “2014 Plan”). On May 5, 2018, the Board of Directors approved a new equity incentive plan (the “2018 Plan”) to replace the 2014 Plan. The 2018 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 75,000 shares, over 10 years after the 2018 Plan’s adoption date. The persons eligible to receive awards under the 2018 Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2014 Plan and the 2018 Plan during the three year period ended December 31, 2021 are noted below.

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

c)

On November 4, 2019 an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% vested on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk.

d)

On November 5, 2020 an award of 45,900 non-vested restricted shares, was made to 16 key persons of which 50% vested on November 16, 2021 and the remaining 50% will vest on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk.

e)

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% will vest on July 1, 2022 and 50% will vest on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

All non-vested restricted shares are conditional upon the grantee’s continued service as an employee of the Company or Eurobulk or as a director of the Company until the applicable vesting date. The grantee does not have the right to vote on such non-vested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the shares vest at which time they are payable to the grantee. As non-vested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

The Company accounts for restricted share awards forfeitures as they occur. During the year ended December 31, 2020, 817 shares were forfeited with a weighted-average grant-date fair value of $8.39 per share. No forfeitures occurred in the years ended December 31, 2019 and 2021.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The compensation cost that has been charged against income for awards was $97,919, $121,631 and $182,324, for the years ended December 31, 2019, 2020 and 2021, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s non-vested shares as of December 31, 2019, 2020 and 2021, and the movement during these years, is presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2019	21,948	10.16
Granted	15,444	8.13
Vested	(14,108)	11.01
Non-vested on December 31, 2019	23,284	8.28

Non-vested on January 1, 2020	23,284	8.28
Granted	45,900	2.71
Vested	(15,064)	8.34
Forfeited	(817)	8.39
Non-vested on December 31, 2020	53,303	3.46

Non-vested on January 1, 2021	53,303	3.46
Granted	49,650	26.26
Vested	(30,360)	3.47
Non-vested on December 31, 2021	72,593	19.05

As of December 31, 2021, there was $1,265,365 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2018 Plan and is expected to be recognized over a weighted-average period of 0.86 years. The total fair value at grant-date of shares granted during the years ended December 31, 2019, 2020 and 2021 was $125,560, $124,389 and $1,303,809 respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

13.	Earnings / (Loss) Per Share

Basic and diluted loss per common share is computed as follows:

	2019	2020	2021
Income:
Net (loss) / income	(1,682,671)	4,041,431	42,963,660
Dividends to Series B preferred shares	(1,271,782)	(693,297)	(255,324)
Preferred deemed dividend	(504,577)	-	(345,628)
Net (loss) / income attributable to common shareholders	(3,459,030)	3,348,134	42,362,708
Weighted average common shares –outstanding, basic	2,861,928	5,753,917	6,976,905
Basic (loss) / earnings per share	(1.21)	0.58	6.07

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	-	16,500
Weighted average common shares –outstanding, diluted	2,861,928	5,753,917	6,993,405
Diluted (loss) / earnings per share	(1.21)	0.58	6.06

For the years ended December 31, 2019 and 2020, the effect of 23,284 and 53,303 non-vested stock awards, respectively, and of 8,000 and 8,365 Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares"), respectively, was anti-dilutive. The number of dilutive securities was nil shares in 2019 and 2020. Hence for the years ended December 31, 2019 and 2020, “Basic (loss)/ earnings per share” equals “Diluted (loss) / earnings per share”. For the year ended December 31, 2021, the denominator of the diluted earnings per share calculation includes 16,500 common shares, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

14.	Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December 31,
	2019	2020	2021
Voyage expenses
Port charges and canal dues	251,197	451,586	253,855
Bunkers	804,211	882,673	370,879
Total	1,055,408	1,334,259	624,734

Vessel operating expenses
Crew wages and related costs	13,111,682	17,866,847	15,961,904
Insurance	1,844,088	2,947,937	2,917,042
Repairs and maintenance	1,110,995	1,316,864	1,247,176
Lubricants	2,029,230	2,609,647	2,471,994
Spares and consumable stores	4,758,290	6,245,518	5,784,004
Professional and legal fees	259,311	255,948	212,108
Other	869,686	976,928	1,145,209
Total	23,983,282	32,219,689	29,739,437

15.	Derivative Financial Instruments

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

15.	Derivative Financial Instruments - continued

On April 16, 2020, the Company entered into one interest rate swap contract with Eurobank for a notional amount of $30.0 million, with inception date on April 24, 2020 and maturity date on April 24, 2025. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 0.78% based on the relevant notional amount.

On October 12, 2021, the Company entered into one interest rate swap contract with Eurobank for a notional amount of $10.0 million, with inception date on November 1, 2021 and maturity date on November 1, 2025. Under the terms of the swap, Eurobank makes a quarterly payment to the Company equal to the 3-month LIBOR while the Company pays a fixed rate of 1.09% based on the relevant notional amount.

The interest rate swap contracts did not qualify for hedge accounting as of December 31, 2020 and 2021.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2020	December 31, 2021
Interest rate swap contracts	Current assets – Derivatives	-	540,753
Total derivative assets		-	540,753

Interest rate swap contract	Current liabilities – Derivative	203,553	-
Interest rate swap contracts	Long-term liabilities – Derivatives	362,195	952,666
Total derivative liabilities		565,748	952,666

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2019	Year Ended December 31, 2020	Year Ended December 31, 2021
Interest rate swap contract– Unrealized (loss) / gain	Loss on derivatives, net	-	(565,748)	153,835
Interest rate swap contract- Realized loss	Loss on derivatives, net	(2,885)	(22,240)	(180,976)
Total net (loss) / gain on interest rate swap contract		(2,885)	587,988	(27,141)

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

16.	Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2019	19,605	14,500,000	4,257,361	18,757,361
Dividends declared	81	-	78,639	78,639
Redemption of Preferred shares	(11,686)	(8,155,055)	(3,530,945)	(11,686,000)
Preferred deemed dividend	-	504,577	-	504,577
Balance, December 31, 2019	8,000	6,849,522	805,055	7,654,577
Dividends declared	365	-	365,059	365,059
Balance, December 31, 2020	8,365	6,849,522	1,170,114	8,019,636
Redemption of Preferred shares	(2,000)	(2,000,000)	-	(2,000,000)
Preferred shares converted to common shares	(6,365)	(5,195,150)	(1,170,114)	(6,365,264)
Preferred deemed dividend	-	345,628	-	345,628
Balance, December 31, 2021	-	-	-	-

On January 27, 2014, the Company entered into an agreement to sell 25,000 Series B Preferred Shares to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 Series B Preferred Shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company’s Series B Preferred Shares is $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5%.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

16.	Preferred shares - continued

The dividend rate increased to 12% for the two years following January 29, 2019 and would increase to 14% thereafter and is payable only in cash. Cash dividends were declared at each quarter and actual payments were made within the following quarter. If a cash dividend was paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares should receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares could be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones were met. Each Series B Preferred Share was convertible into common stock at a conversion price of $15.58 (as adjusted in September 2015 following the shareholders’ rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares were redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares could require the Company to redeem their shares only upon the occurrence of certain corporate events.

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

On June 10, 2019 the Company proceeded with the redemption of $11.7 million of value, or about 59.4%, of its outstanding Series B Preferred Shares at that time with simultaneous reduction by 4% of the dividend rate for the $8 million value of preferred shares remaining outstanding until January 29, 2021. After that date the dividend rate would increase to 14%. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption (net of issuance costs) amounted to $504,577, and was recorded as preferred deemed dividend.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

16.	Preferred shares - continued

In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares and paid $2,000,000 to the Series B Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Series B Preferred Shares shareholders to set the dividend rate of its Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until   January 29, 2023, after which date the dividend rate would increase to 14%, and would be payable only in cash. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Euroseas Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $345,628, and was recorded as preferred deemed dividend.

For the year ended December 31, 2019 the Company declared four consecutive dividends of $1.27 million, of which $0.08 million were paid in-kind, $1.03 million were paid in cash during 2019 and another $0.16 million were accrued as of December 31, 2019 and were paid in the first quarter of 2020. For the year ended December 31, 2020, the Company declared four consecutive dividends totaling $0.69 million, of which $0.37 were paid in kind, $0.15 million were paid in cash and another $0.17 million were accrued as of December 31, 2020 and paid in February 2021. For the year ended December 31, 2021, the Company declared dividends totaling $0.26 million, all of which were paid in cash during 2021.

Subject to certain ownership thresholds, holders of Series B Preferred Shares had the right to appoint one director to the Company's board of directors and TCP also had consent rights over certain corporate actions. In addition, the holders of Series B Preferred Shares voted as one class with the Company's common stock on all matters on which shareholders are entitled to vote, with each Series B Preferred Share having a number of votes equal to 50% of the numbers of shares of common stock of the Company into which such Series B Preferred Share would be convertible on the applicable record date.

17.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables and derivatives. The principal financial liabilities of the Company consist of long-term bank loans, derivatives, trade accounts payable, accrued expenses and amount due to related company.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

17.	Financial Instruments - continued

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and Eurobank agree to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “Loss on derivatives, net” in the consolidated statements of operations. As of December 31, 2021, the Company had two open swap contracts for a notional amount of $40.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit quality financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

17.	Financial Instruments - continued

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

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2021
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$540,753	-	$540,753	-
Liabilities
Interest rate swap contracts, long-term portion	$952,666	-	$952,666	-

	Fair Value Measurement as of December 31, 2020
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$203,553	-	$203,553	-
Interest rate swap contract, long-term portion	$362,195	-	$362,195	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

17.	Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

As of June 30, 2020 the vessel "EM Oinousses" with a carrying amount of $3.77 million, was classified as vessel held for sale and written down to its fair value of $3.87 million, less estimated costs to sell of $0.22 million, resulting in a loss of $0.12 million, which was included in the consolidated statement of operations under “Loss on write-down of vessel held for sale” for the year ended December 31, 2020. The fair value of M/V "EM Oinousses" was determined by reference to its negotiated and thereafter agreed sale price and was considered Level 2.

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash approximate their individual carrying amounts as of December 31, 2020 and 2021, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2021, due to the variable interest rate nature thereof. LIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR. The fair value of the Company’s related party loan outstanding as of December 31, 2020, is estimated based on current interest rates offered to the Company for similar loans and approximates its individual carrying amount due to its short-term maturity. The fair value of the Company’s interest rate swaps is the estimated amount the Company would pay to terminate the swap agreement at the reporting date, taking into account current interest rates and the current creditworthiness of the Company and its counter parties.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

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

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

18.	Common Stock - continued

In August 2019, the Company issued 2,816,901 common shares for the acquisition of M/V “EM Hydra”, M/V “EM Spetses”, M/V “EM Kea” and M/V “Diamantis P”, owned by affiliates of the Pittas family, including the Company’s Chief Executive Officer (refer Note 8).

During October 2019, following the Company’s prospectus supplement filed with the SEC on December 20, 2016, as further supplemented by the prospectus dated January 13, 2017, October 30, 2018 and May 30, 2019, the Company issued and sold at-the-market (ATM) 144,727 shares of common stock for gross proceeds net of commissions of $0.9 million.

In November 2019, the Synergy Vessels Acquisition was partially financed through a private placement of $6 million, subscribed equally by an entity affiliated with the Company’s Chief Executive Officer and an entity controlled by the seller of the Synergy vessels, resulting in the issuance of 1,056,338 common shares.

In addition, during the year ended December 31, 2019, the Company issued 15,444 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

On December 19, 2019, the Company announced that it has completed a 1-for-8 reverse stock split, effective at the close of trading on December 18, 2019. The Company’s common shares began trading on a split-adjusted basis on December 19, 2019.

During August 2020, following the Company’s prospectus supplement filed with the SEC on May 12, 2020, as further supplemented by the prospectus dated May 29, 2020, the Company issued and sold at-the-market (ATM) 200,000 shares of common stock for gross proceeds net of commissions of $0.7 million.

In addition, during the year ended December 31, 2020, the Company issued 45,900 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

On November 16, 2020, the Company issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment agreed upon on November 7, 2019 as part of the agreement for the acquisition of the vessels M/V "Synergy Busan", M/V "Synergy Keelung", M/V "Synergy Oakland" and M/V "Synergy Antwerp"(see Note 5).

On November 24, 2020, the Company received notice from Colby, which had provided Euroseas with a loan of $2.5 million in September 2019, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into common shares of the Company as per the terms of the loan. As a result, the Company issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan (see Note 9-h).

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

18.	Common Stock - continued

During February 2021, following the Company’s prospectus supplement filed with the SEC on May 12, 2020, as further supplemented by the prospectus dated May 29, 2020 and February 3, 2021 the Company issued and sold 82,901 shares of common stock at-the-market (ATM) for gross proceeds net of commissions of $0.74 million.

On June 30, 2021, the Company converted the remaining outstanding 6,365 Series B Preferred Shares into common stock by issuing 453,044 shares covering the full redemption of the remaining Series B Preferred Shares amounting to $6.365 million (Note 16).

19.	Other operating income

In  January 2020, M/V "EM Oinousses" experienced an engine room fire while sailing off Mozambique carrying empty containers. The fire was extinguished without any injuries to the crew. The vessel completed an evaluation for the type of repairs required and was idle during the evaluations. The Company agreed with the Hull & Machinery (“H&M”) underwriters an “unrepaired damage” claim of $2.7 million. Under this agreement the vessel was sold for scrap as is without effecting any permanent repairs. As a result of the above the Company, recognized a gain on hull and machinery claim of $2.7 million, which was included under “Other operating income” in the consolidated statement of operations for the year ended December 31, 2020.

In the year ended December 31, 2021, the Company recognized “Other operating income” of $0.2 million relating to the collection of amounts previously written off, relating to accounts with charterers of sold vessels. The Company also reached a settlement agreement in relation to a dispute with a fuel oil supplier dating back in 2009 in respect of vessel “Ninos”, to pay $0.06 million to the claimants in order for them to withdraw their claim, recording “Other operating income” of $0.1 million, against the provision of $0.15 million already booked in prior years. Additionally, the Company recognized another $1.0 million of “Other operating income” consisting of the proceeds of a claim award related to the sale of one of the Company’s vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020 (see Note 5). All these amounts are included under “Other operating income” in the consolidated statement of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2020 and 2021 and for the

years ended December 31, 2019, 2020 and 2021

(All amounts expressed in U.S. Dollars)

20.	Subsequent Events

(a)

On January 28, 2022, the Company signed a contract for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2023 and first quarter of 2024, respectively. The total consideration for these two newbuilding contracts is approximately $85 million, which the Company intends to finance with a combination of debt and equity.

(b)

On March 18, 2022, the Company signed a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea and are scheduled to be delivered during the first half of 2024, one in the first and two in the second quarter of 2024. The total consideration for the construction of the three vessels is approximately $102 million which the Company intends to finance with a combination of debt and equity.