Form 20-F
period 2022-12-31
EUROSEAS LTD.
filed 2023-04-28
CIK 1341170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
7,116,206 common shares, $0.03 par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

●

fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of remaining London Interbank Offered Rate tenors for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;

●	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

●	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

●	our expectations relating to dividend payments and our ability to make such payments;

●	our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd. (“Eurobulk”), our affiliated ship management company or “Manager”, in the container shipping industry;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	acts of terrorism and other hostilities, including piracy;

●	the severity and duration of natural disasters or public health emergencies, including the spread of coronavirus (“COVID-19”); and

●	other factors discussed in the section titled “Risk Factors.”

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

Risk Factors Summary

●	The uncertainties in global and regional demand for chartering containerships;

●	The volatile container shipping market and difficulty finding profitable charters for our vessels;

●	Fluctuations in our stock price as a result of volatility in securities markets;

●	The impact of the COVID-19 pandemic;

●	Our ability to comply with various financial and collateral covenants in our credit facilities;

●	Uncertainties related to the market value of our vessels;

●	Uncertainties related to the supply and demand of containership vessels;

●	The impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies;

●	Disruption of world trade due to rising protectionism or the breakdown of multilateral trade agreements;

●	Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the recent conflict between Russia and Ukraine;

●	Uncertainties related to conducting business in China;

●	Our dependence on a limited number of customers operating in a consolidating industry;

●	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

●	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;

●	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;

●	Uncertainties related to availability of new or secondhand vessels to acquire;

●	Uncertainties related to the price of fuel, and our reliance on suppliers;

●	Our ability to attract and retain qualified, skilled crew at reasonable cost;

●	A potential increase in operating costs associated with the aging of our fleet;

●	Our ability to leverage to our advantage our Manager’s relationships and reputation within the container shipping industry;

●	Volatility in, and related to the discontinuance of the London Interbank Offered Rate, (“LIBOR”);

●	Our ability to hedge against fluctuations in exchange rates and interest rates;

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

Containership rates have experienced volatility in the past five years. In 2018 rates initially increased through May to levels last seen in the second half of 2015, but still remained below their historical average. Thereafter, a decline began that erased the entirety of the gains by year end. Containership rates started in a depressed state in 2019 but by March had gradually strengthened to levels that, although were below those achieved in the first quarter of 2018, were noticeably higher than the low rates seen in 2016. The remainder of the year saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021 and the first half of 2022, with containership rates reaching all-time highs and surpassing the last ten-year historical medians. After peaking in the summer of 2022, containership rates across all segments began to gradually soften, before dropping significantly in the fourth quarter of 2022. The beginning of 2023 has seen rates dropping even further, yet they are still well above the last twelve-year historical median levels.

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

The market supply of containerships was highly elevated at the beginning of last decade, with the number of containerships on order reaching historic highs. The orderbook gradually declined and by the end of 2020 neared its lowest level of the last twenty years. As reported by industry sources, the containership fleet increased by 5.6% in 2018, 4.0% in 2019, 2.9% in 2020, 4.5% in 2021 and 4.0% in 2022. As of March 31, 2023, containership volumes have increased by 4.5%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of March 31, 2023, was approximately 26.09 million teu with approximately another 7.54 million teu, or about 28.9% of the fleet capacity on order. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since and reached marginally profitable levels during 2018 and into 2019, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused volatility in charter rates. By the end of the year, the market was amongst the best performing across all containership segments, with charter markets celebrating new highs. Charters renewed or entered into during 2021 and 2022 were at rates that were profitable, but could decrease again, depending on changes of demand for and supply of shipping capacity. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States and the current Ukraine Russia conflict, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline to 3.8 percentage points in 2020 as a result of the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China, along with its troubled property market, dampened growth significantly in 2022, which expanded by a mere 3.0 percent. Nevertheless, Chinese economy is projected to grow further in 2023, as the recent lifting of pandemic sanctions has paved the way for a faster-than-expected recovery. Projections now show a Chinese growth of 5.2 percentage points in 2023 and further growth of 4.5 percentage points in 2024. In addition, rising interest rates to tame inflation and the war between Russia and Ukraine continue to impact economic activity. The United States, a major trading partner of China, has imposed tariffs on certain goods and has indicated that it may seek to implement more protectionist trade measures, in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region in general. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The recent trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

The continuing COVID-19 pandemic and the spread of new variants may have negative effects on the global economy and our business, including our ability to rotate our crew and provide technical support from in-house teams to our vessels which would affect our operations and financial results.

The outbreak of the COVID-19 virus has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. Such measures were taken initially in China, including Chinese ports, where we conduct a significant amount of our operations, and have since expanded to other countries globally covering most ports where we conduct business. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production and closure of businesses and facilities and reduced consumer demand. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. Even though international travel has been less constrained, any disruptions could impact the cost of rotating our crew, and our ability to maintain a full crew synthesis onboard all our vessels at any given time. It may also be difficult for our in-house technical teams to travel to ship yards to observe vessel maintenance, and we may need to hire local experts to conduct work we ordinarily address in-house, as happened for a period of time in the last three years. These local experts may vary in skill and are difficult to supervise remotely.

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

Greece has experienced a macroeconomic downturn in recent years, from which it has been slowly recovering, partially as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk’s operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 saw a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Rates made progress throughout 2019, although improvements were mostly weighted towards the larger size container segments. The COVID-19 pandemic has also had a major impact on containership rates, causing prolonged uncertainty in the markets through most of 2020. However, by the end of the year, rates reached ten-year highs. 2021 and the first half of 2022 were strong periods for the containership markets, with rates exceeding average and median levels for the last 20 years, due in large part to logistical disruptions and firm trade demand in containership products. However, starting from the third quarter of 2022, containership rates began to gradually soften as a result of a slowdown in world economic activity, including waning demand for containership trade, alongside lower consumer activity due to inflationary pressures and the easing of logistical disruptions. So far in 2023, containership rates have softened further, with rates expected to continue to move towards historical average levels, while strong supply growth in the next two years is likely to increase pressure in containerized trade. These challenges may reduce demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

All seventeen of our vessels are employed on time charter contracts. Six of our vessels are under time charters scheduled to expire during 2023, five are scheduled to expire in 2024, five in 2025, and one in 2026. As of March 31, 2023, the containership charter rates for vessels like ours are above historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that all our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.

As of March 31, 2023, all of our vessels are employed under time charters with remaining terms ranging from 1 month to 38 months based on the minimum duration of the charter contracts, with options to extend for an additional 12 months. The percentage of our fleet that is under time charter contracts represents approximately 77% of our vessel capacity for the remainder of 2023, 58% of our capacity in 2024, 10% of our capacity for 2025 and 1% of our capacity for 2026. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain additional financing on acceptable terms or at all, which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Beginning in February 2020, partially due to fears associated with the spread of COVID-19, global financial markets, and starting in late February, financial markets in the U.S., experienced even greater relative volatility and a steep and abrupt downturn, which volatility and downturn continued as COVID-19 continued to spread. On March 11, 2020, the World Health Organization (WHO) declared the COVID-19 outbreak a pandemic. In response to the outbreak, governments around the world closed non-essential businesses, restricted travel, and put in place other measures which resulted in a dramatic decrease of economic activity, including a reduction of goods imported and exported worldwide. While most economies have reopened, the continuous “waves” of COVID-19 infections have forced and might continue to cause governments to impose further restrictions of economic activity. Such measures have and will likely continue to cause severe trade disruptions. This continuing volatility may negatively affect the general willingness of banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been and may continue to be negatively affected by this decline in lending. In addition, the current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

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

Global economic conditions may continue to negatively impact the container shipping industry.

Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business.

Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. In recent years China and India have been among the world’s fastest growing economies in terms of gross domestic product, and any economic slowdown in the Asia Pacific region, particularly in China or India, may adversely affect demand for seaborne transportation of our products and our results of operations. Moreover, any deterioration in the economy of the United States or the European Union, may further adversely affect economic growth in Asia.

Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the world in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the container shipping market.

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

The operation of our vessels is also affected by other government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. As mentioned above, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. See Item 4: “Information on the Company – Business Overview – Environmental and Other Regulations in the Shipping Industry” for more information.

Regulations relating to ballast water discharge may adversely affect our revenues and profitability.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 4 vessels that will be fitted to comply with the updated guideline between 2023 and 2024. Three of these vessels will have the equipment installed within 2023 during their respective dry dock, while the remaining vessel will have the equipment installed in 2024 during her respective dry dock. Costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard (“USCG”) must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the EPA publishes its final standards and the EPA issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry-dock.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent war between Russia and Ukraine, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50%. Between 2018 and 2019, the price of fuel fluctuated throughout the years, to reach a low of $42.53/bbl (for West Texas Intermediate, “WTI”) on December 24, 2018 to $61.0/bbl in December 2019. By February 1, 2020, the price of oil dropped to $52.10/bbl as concerns over the COVID-19 pandemic started emerging, and further dropped to $18.44/bbl by April 2020, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain, sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon the rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In January 2021, oil traded at around $52/bbl. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. During 2022, oil prices fluctuated significantly. Following Russia’s invasion in Ukraine and fears over low crude oil inventories, prices rose to over $130/bbl in March 2022. Oil prices remained high and well above their 10-year average of ca. $69/bbl (for WTI) throughout 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl and currently stand at around the same levels. Oil prices have come under pressure on the back of economic slowdown fears, and the possibility that the central banks will continue to raise interest rates at a higher rate, in response to sticky inflation. Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, particularly if such increases are combined with lower containership rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, amongst other countries, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. More recently, the trade and financial sanctions imposed on Russia due to their invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. There may also be long-term adverse impacts from the COVID-19 pandemic that negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflict between Russia and Ukraine. It is possible that such attacks could have collateral effects on additional critical infrastructure or financial institutions globally, which could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

The increased number of our shore personnel working remotely might increase our vulnerability to cyber-attacks and risk of cyber-security breaches which would affect our operations and financial results.

We, and our Manager, have implemented a policy permitting personnel to work remotely when necessary. While adapting to new ways of operating, employees are encouraged and in certain cases required to operate remotely. When not working at our shore office location, our staff is working remotely, typically, from their private residences. While we have taken measures to ensure secure communications with our office information systems and systems on-board our vessels, we do not control all of the equipment and communication systems that each of our staff is using at their residence. Consequently, we may face an increased risk of cyber-security attacks and cyber-security breaches which could impede our ability to manage our operations and affect our financial results.

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

We enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the London Interbank Offered Rate (“LIBOR”). Interest rates and currency hedging may result in us paying higher than market rates. In April 2020, October 2021, and June 2022, we entered into new interest rate swap agreements for a notional amount of $30.0 million, $10.0 million and $20.0 million, respectively. As of December 31, 2022, the aggregate notional amount of interest rate swaps relating to our fleet was $60.0 million. There is no assurance that our interest rate swap contracts or any other derivative contract that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

To the extent our existing interest rate swaps do not, and future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes affect, among other things, our net income and our earnings per share. For additional information see “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk”.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur additional expenses to operate, insure, maintain and finance the ship, thereby significantly increasing our operating and finance costs. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

As of March 31, 2023, Containers Shareholders Trinity Ltd., or “CST”, our largest shareholder and an affiliate of the company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 39.3% of the outstanding shares of our common stock and unvested incentive award shares, representing 39.3% of total voting power. As a result of this share ownership and for as long as CST owns a significant percentage of our outstanding common stock. CST will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with EuroDry Ltd. (“EuroDry”), a publicly listed company spun-off from Euroseas in May 2018, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies.  They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

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

We may not be able to pay dividends.

Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.15 per share was declared in August 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to partly finance the acquisition of our newbuild vessels on order or additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2022, we had total bank debt of approximately $108.0 million. Our bank debt repayment schedule as of December 31, 2022 required us to repay $55.8 million of bank debt during 2023, $22.4 million of bank dent during 2024, and the remaining $29.8 million in the third year. As of March 31, 2023, we repaid $13.0 million of our total bank debt, decreasing our outstanding bank debt to $95.0 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We are exposed to volatility in LIBOR or SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in LIBOR, the cessation of LIBOR and replacement of the interest rate in our debt obligations could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. In response to the anticipated discontinuation of LIBOR, The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has selected the Secured Overnight Financing Rate, or “SOFR” as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we expect to use following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR could be significant for us. In light of the upcoming transition we have added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in our credit agreements. In particular, in certain cases the fallback language provides for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) is agreed to in advance, and in other cases the fallback language provides for a negotiation framework and timing in advance of the expected transition. In addition, one loan agreement executed in September 2022 is already based on SOFR, with an aggregate initial loan amount of $19.25 million. As of December 31, 2022, our obligations under our credit facilities which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to approximately $89.7 million. We are in active discussions with our lenders for our remaining loan and agreements that we do not expect to refinance before the transition date to add the relevant transition language. In order to manage our exposure to interest rate fluctuations under LIBOR or SOFR, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2023, the vessels in our fleet had an average age of approximately 18.4 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2023, the vessels in our fleet had an average age of approximately 18.4 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

We procure insurance for our fleet against risks commonly insured by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows.

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

We occasionally carry loss of hire insurance when our vessels are trading in areas where a history of piracy has been reported. Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking or unscheduled repairs due to damage to the vessel. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, financial condition and results of operations.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations, or other governmental authorities, it could lead to monetary fines or other penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2022, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

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

On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order, as amended, prohibits any new investments in Russia by U.S. persons, among other restrictions.

Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil, and on February 5, 2023, with respect to the maritime transport of other petroleum products. An exception exists to permit such services when the price of the seaborne Russian oil does not exceed the relevant price cap; but implementation of this price exception relies on a recordkeeping and attestation process that allows each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap. Violations of the price cap policy or the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false may pose additional risks adversely affecting our business.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. In time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2023, none of our vessels have called on ports in Sanctioned Jurisdictions in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions or embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Although wage payments have not been affected by this issue as of March 31, 2023, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

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

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output, and in turn, affect global oil supply. The U.S. government has recently made statements and taken certain actions that may lead to changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations. In February 2022, at the onset of the Russia-Ukraine conflict, economic and trade sanctions were imposed against Russia, which have had large economic consequences on a global scale. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

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

We generate all our revenues in U.S. dollars, but we incur approximately 20% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 4% in 2022 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2022, 2021, and 2020, approximately 82%, 78%, and 71%, respectively, of our revenues were derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2022 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and time- and attention-consuming for our senior management.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $33.66 per share on June 6, 2022 and $18.39 per share on December 13, 2022. In addition, on June 8, 2022, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $28.52 per share and a high of $32.16 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

Our current amended and restated articles of incorporation and bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified Board of Directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. In addition, on May 10, 2019, we adopted a shareholders' rights plan, which replaced and is substantially similar to our prior shareholder rights agreement that expired on May 27, 2019, pursuant to which our Board of Directors may cause the substantial dilution of any person that attempted to acquire us without the approval of our Board of Directors. These anti-takeover provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, (2) the removal of incumbent directors and officers, and (3) the ability of public shareholders to benefit from a change in control. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

On December 29, 2022, we filed with the SEC a shelf registration statement on Form F-3, pursuant to which we may sell, from time to time, securities up to a total dollar amount of $400,000,000.

Issuance of preferred stock may adversely affect the voting power of our shareholders and have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares in 2014 (of which none are outstanding as of December 31, 2022) and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market (the “Spin-off”). Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the Spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector. Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of March 31, 2023, our fleet consisted of 17 containerships. The total cargo carrying capacity of the 17 containerships is 666,038 dwt or 53,261 teu. After the delivery of our nine newbuilding containerships, our fleet will consist of 26 containerships with a cargo carrying capacity of 956,246 dwt or 75,461 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. Since June 2005, the Company has purchased 40 vessels, sold 21 vessels and ordered 13 newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, while one newbuilding vessel contract was cancelled. The Company spun-off 6 of its vessels into EuroDry on May 30, 2018.

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

In June 2021, January 2022, March 2022 and May 2022, we entered into four separate agreements with Hyundai Mipo Dockyard Co., Ltd. to construct nine modern containerships; six with a carrying capacity of 2,800 teu each and three with a carrying capacity of 1,800 teu each. From the two vessels ordered in June 2021 the first one M/V "Gregos", was delivered on April 6, 2023 and the second one is scheduled to be delivered in the third quarter of 2023 for a total amount of approximately $80.5 million. Furthermore, the two vessels ordered in January 2022 are scheduled to be delivered during the first and second of 2024 for approximately $89.7 million. The three vessels ordered in March 2022 are scheduled to be delivered during the second quarter of 2024 for approximately $103.8 million. The two vessels ordered in May 2022 are scheduled to be delivered during the fourth quarter of 2024 for approximately $86.7 million. Furthermore, in May and June 2022, we took delivery of two intermediate 4,250 teu containerships, M/V “Rena P” built in 2007, and M/V “Emmanuel P”, respectively; built in 2005 for a combined price of $37 million. We also assumed the existing charter arrangements of both vessels. In January 2023, we sold one of our containerships for scrap, the M/V “Akinada Bridge”, a 5,610 teu intermediate containership built in 2001, for approximately $14 million.

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

Our fleet consists of containerships that transport container boxes providing scheduled service between ports. Please see the information in the section titled "Our Fleet", below. During 2020, 2021, and 2022 we had a fleet utilization of 95.5%, 98.5% and 98.3% respectively, our vessels achieved daily time charter equivalent rates of $9,445, $19,327, and $31,964 respectively, and we generated time charter revenue totalling $55.68 million, $97.98 million and $189.6 million, respectively.

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

Our Fleet

As of April 24, 2023, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 option $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May - 26	$42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Jun-23	$14,500
EMMANUEL P (ex-SEASPAN MELBOURNE)(*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P (ex-SEASPAN MANILA)(*)	Intermediate	50,796	4,250	2007	TC until Apr-24 then until Feb-25	$20,250 CONTEX (**) basis with $13,000 floor and $21,000 ceiling
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
EM ASTORIA(*)	Feeder	35,600	2,788	2004	then until Feb-24 then until Feb-25	$50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P.(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(***)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until May-23	$14,500
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until July-23	$13,000
Total Container Carriers	18	703,275	56,061

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment (*)	TCE Rate ($/day)
TERATAKI (*) (H4202)	Feeder	37,237	2,800	Q3 2023	TC until June-26	$48,000
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q1 2024
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q2 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	8	252,971	19,400

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+ ).

(**)	The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU, all with a charter period of two years.

(***)	Rate is net of commissions (which are typically 5-6.25%).

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market. As of March 31, 2023, all of our vessels are employed under time charter contracts.

As of March 31, 2023, approximately 77% of our ship capacity days for the remainder of 2023, 58% of our ship capacity days in 2024, 10% of our ship capacity days in 2025, and 1% of our ship capacity days in 2026 are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2021 and 2022, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income/ (loss) if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2021 (in millions) (1)	Carrying Value as of December 31, 2022 (in millions)
Container Carriers	(teu)
EVRIDIKI G	2,556	May-2008	$6.89	$5.96
JOANNA	1,732	Jul-2013	$2.63	$2.24
AEGEAN EXPRESS	1,439	Sep-2016	$1.72	$1.63
EM ASTORIA	2,788	Jun-2017	$4.19	$4.06
EM CORFU	2,556	Nov-2017	$4.55	$4.34
AKINADA BRIDGE(3)	5,610	Dec-2017	$9.10	-
EM KEA	3,100	Aug-2019	$8.49	$8.47
EM SPETSES	1,740	Aug-2019	$6.61	$6.43
EM HYDRA	1,740	Aug-2019	$5.77	$5.81
DIAMANTIS P	2,008	Aug-2019	$3.68	$3.01
SYNERGY BUSAN	4,253	Nov-2019	$9.53	$9.08
SYNERGY ANTWERP	4,253	Nov-2019	$9.43	$8.99
SYNERGY OAKLAND	4,253	Nov-2019	$9.75	$9.32
SYNERGY KEELUNG	4,253	Nov-2019	$10.57	$10.05
JONATHAN P.	1,740	Oct-2021	$25.27	$22.87(2)
MARCOS V.	6,350	Dec-2021	$57.93	$52.33(2)
EMMANUEL P	4,250	May-2022	-	$31.28(2)
RENA P	4,250	June-2022	-	$30.70(2)
Total Container Carriers	58,871		$176.11	$216.57

(1) Our vessels are stated at carrying values (refer to our accounting policy in Note 2 to our consolidated financial statements included herein) and, as of December 31, 2021, the carrying value of none of our vessels exceeded their estimated market value. There were no indications of impairment on any of our vessels and no impairment was recorded during the year ended December 31, 2021.

(2) Indicates container vessels for which we believe, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2022. We believe that the aggregate carrying value of these vessels, assessed separately, of $137.2 million as of December 31, 2022 exceeds their aggregate basic charter-free market value of approximately $65.0 million by approximately $72.2 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2022 were recoverable.

(3) M/V Akinada Bridge was classified as held for sale as of December 31, 2022. The vessel was delivered to her new owners on January 9, 2023 and the Company recognized a gain on sale of approximately $5.2 million.

We note that as of March 31, 2023, all of our container vessels are employed under time charter contracts of durations from 1 to 38 months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

We refer you to the risk factor entitled “The market value of our vessels can fluctuate significantly, which may adversely affect our financial condition, cause us to breach financial covenants, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels” and the discussion in Item 3.D under “Industry Risk Factors.”

Our Competitive Strengths

We believe that we possess the following competitive strengths:

●	Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 30 years of experience, primarily as a partner at a Boston based international consulting firm focusing on investment and risk management in the maritime industry.

●	Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 18.4 years on March 31, 2023, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,548 per day for the year ended December 31, 2022. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2022, our operational fleet utilization was 98.4%, from 98.5% in 2021, while our commercial utilization rate was 99.9%, from 100% in 2021. Our total fleet utilization rate in 2022 was 98.3% from 98.5% in 2021.

●	Strong Relationships with Customers and Financial Institutions. We believe ourselves, Eurobulk and the Pittas family to have developed strong industry relationships and to have gained acceptance with charterers, lenders and insurers because of long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. Through Eurobulk, we offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of ourselves, Eurobulk and the Pittas family help us to secure favorable employment for our vessels with well-known charterers.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●	Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In July, September and November 2020, we sold five containerships, leaving us with 14 containership vessels. In October and December 2021, we acquired two secondhand containerships, further expanding our fleet to 16 containership vessels. In June 2021 and January 2022, we entered into contracts for the construction of four newbuilding containership vessels with a capacity of 2,800 teu each, while in March and May 2022, we entered into another two contracts for the construction of three newbuilding containership vessels with a capacity of 1,800 teu each and two additional newbuilding containership vessels with a capacity of 2,800 teu each. The newbuilding vessels will be delivered in the second and third quarters of 2023, the first half of 2024, and the fourth quarter of 2024, respectively. In May and June 2022, we acquired two intermediate 4,250 teu containerships built in 2005 and 2007, respectively. In April 2023, we took delivery of the first 2,800 teu newbuilding containership.

●	Maintain Balanced Employment. We intend to employ our fleet on either longer-term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2023, on the basis of our existing time charters, approximately 77% of our vessel capacity for the remainder of 2023 and approximately 58% in 2024, 10% in 2025, and 1% in 2026, are under time charter contracts, which will ensure employment of a portion of our fleet, partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●	Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2022 calls for a reduction of approximately 51.6% of our debt by the end of 2023 and an additional reduction of about 20.8% by the end of 2024 for a total of 72.4% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●	Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2021 and 2022 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and our top five customers in 2022 include three of our top five customers from 2021 and two from 2020. Our top five customers accounted for approximately 82% of our revenues in 2022, 78% of our revenues in 2021 and 71% of our revenues in 2020. In 2022, ZIM, Maersk, Sealand, CMA, and Hapag Lloyd accounted for 21%, 21%, 21%, 11% and 8% of our revenues, respectively. In 2021, CMA, Maersk, Vasi, GSL and Hapag Lloyd accounted for 24%, 21%, 15%, 9% and 9% of our revenues, respectively. In 2020, Maersk, MSC, CMA and GSS accounted for 19%, 18%, 17% and 10% of our revenues, respectively. Our dependence on our key charterer customers is moderate, as in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak.

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

Our Competitors

We operate in markets that are highly competitive and based primarily on supply and demand. We compete for charters on the basis of price, vessel location, size, age and vessel condition, as well as on reputation. Eurobulk arranges our charters (whether spot charters, time charters or shipping pools) through Eurochart S.A. (“Eurochart”), an affiliated brokering company which negotiates the terms of the charters based on market conditions. We compete with other shipowners of carriers primarily in the Feeder and Panamax containership sectors. Ownership of containerships is highly fragmented and is divided among state controlled and independent shipowners. Some of our publicly listed competitors include Danaos Corporation (NYSE: DAC), Costamare Inc. (NASDAQ: CMRE) and Global Ship Lease Inc. (NYSE: GSL).

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification becoming effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. Vessels of 24 meters in length or more but less than 400 gross tonnage engaged in international voyages will have to carry a Declaration on Anti-fouling Systems signed by the owner or authorized agent. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 23, 2022, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”). On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in July 2023), with a view to adoption.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures following public input and anticipates issuing a final rule in 2023. If these new regulations are finalized, they could affect our operations.

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

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry-dock. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition. The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise specified below.

Vessel	Next	Type
EVRIDIKI G.	May 2024	Intermediate Survey
EM CORFU	November 2024	Intermediate Survey
AEGEAN EXPRESS	February 2026	Intermediate Survey
EM ASTORIA	April 2024	Special Survey (Drydocking)
JOANNA	November 2023	Special Survey (Drydocking)
EM SPETSES	July 2025	Intermediate Survey
EM KEA	September 2025	Intermediate Survey
EM HYDRA	July 2025	Intermediate Survey
DIAMANTIS P	September 2023	Intermediate Survey (Drydocking)
SYNERGY BUSAN	January 2024	Special Survey (Drydocking)
SYNERGY ANTWERP	December 2023	Special Survey (Drydocking)
SYNERGY OAKLAND	February 2024	Special Survey (Drydocking)
SYNERGY KEELUNG	May 2024	Special Survey (Drydocking)
JONATHAN P.	September 2024	Intermediate Survey
MARCOS V.	October 2023	Special survey (Drydocking)
EMMANUEL P.	July 2023	Intermediate Survey
RENA P.	September 2025	Intermediate Survey

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally maintain insurance against loss of hire (for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.	Organizational structure

Euroseas is the sole owner of all outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements” and in Exhibit 8.1 to this annual report.

D.	Property, plants and equipment

We do not own any real estate property. As part of the management services provided by Eurobulk during the period in which we have conducted business to date, we have shared, at no additional cost, offices with Eurobulk. We do not have current plans to lease or purchase office space, although we may do so in the future.

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

Significant Developments in 2022

Vessel Acquisitions & Disposals

On May 24, 2022, we acquired a 4,250 TEU intermediate container carrier built in 2005, M/V “Emmanuel P.” and its attached time charter, for a purchase price of $17.5 million, from which $33.3 million was allocated to the vessel cost plus costs to make the vessel available for use of $0.18 million and an amount of $15.8 million was allocated to the in-place attached time charter on the date of the transfer. The vessel has a charter contract until February 2025, with a fixed rate of $20,250 per day until April 2024, and will thereafter be based on the CONTEX index with a floor of $13,000 per day and a ceiling of $21,000 per day until the end of the charter period.

On June 27, 2022, we acquired a 4,250 TEU intermediate container carrier built in 2007, M/V “Rena P.” and its attached time charter, for a purchase price of $17.5 million, from which $30.0 was allocated to the vessel cost plus costs to make the vessel available for use of $2.1 million and an amount of $12.5 million was allocated to the in-place attached time charter on the date of the transfer. The vessel has a charter contract until March 2025 at a rate of $19,000 per day.

On December 23, 2022, we agreed to sell M/V “Akinada Bridge”, a 5,610 TEU container carrier built in 2001, for scrap at a gross price of $14.2 million. The vessel was classified as held for sale at its net book value as of December 31, 2022. The vessel was delivered to her buyers on January 9, 2023 and we recognized a gain on sale of vessel of approximately $5.2 million.

Vessels Under Construction

On June 29, 2021, we entered into a contract with Hyundai Mipo Dockyard Co. in South Korea, for the construction of two eco-design fuel efficient feeder containerships with a carrying capacity of 2,800 teu each, for a total cost of approximately $80.5 million. We took delivery of the first vessel on April 6, 2023 and the second one is scheduled to be delivered during the third quarter of 2023.

On January 28, 2022, we entered into a contract for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the first and second quarter of 2024, respectively. The total consideration for these two newbuilding contracts is approximately $89.7 million.

On March 18, 2022, we entered into a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea and are scheduled to be delivered during the second quarter of 2024. The total consideration for the construction of the three vessels is approximately $103.8 million.

On May 20, 2022, we entered into a contract for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $86.7 million.

Within the years ended December 31, 2021 and 2022, we paid an amount of $7.6 million and $50.6 million, respectively, as part of installments of the abovementioned shipbuilding contracts for all vessels under construction. We intend to finance the cost of our newbuilding program with a combination of debt and own cash.

New Loan and loan amendments

On September 13, 2022, we signed a term loan facility with HSBC Bank plc. and a loan of $19.25 million was drawn by Rena Shipping Ltd. and Emmanuel Shipping Ltd., in order to finance general corporate purposes of the borrowers and the guarantor, being the Company. The loan is payable in ten consecutive quarterly installments of $1.0 million each and by a balloon payment of $9.25 million payable together with the last installment in June 2025.

On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the loan agreements made by Rena Shipping Ltd., Emmanuel Shipping Ltd. and Jonathan Shipowners Ltd., with HSBC Bank Plc were transferred to Piraeus Bank S.A.. As a result, HSBC Bank plc. assigned to Piraeus Bank S.A. all its rights and interests of every kind under each loan agreement, with the same terms and conditions.

Dividends

In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second and third quarter of 2022. These dividends were paid on September 16, 2022 and December 16, 2022, respectively.

Share Repurchases

In May 2022, our Board of Directors approved a share repurchase program for up to a total of $20 million of our common stock. The Board will review the program in May 2023. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

As of March 31, 2023 we had repurchased 348,414 of our common stock in the open market for a total of about $7.0 million, under this plan.

Recent Developments

As mentioned above, on January 9, 2023, the M/V “Akinada Bridge” was delivered to her new owners for demolition.

On January 26, 2023, Continental Shipping Line, Singapore (CSL), the charterers of M/V Aegean Express, repudiated its charter as the vessel was completing its scheduled drydock. The specific charter's duration was scheduled to end in April 2025 and the rate was agreed at $41,000 per day.

On February 6, 2023, Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd. repaid the full amount of outstanding indebtedness amounting to $6.65 million using the Company’s own funds and became unencumbered.

On February 15, 2023, we declared a quarterly dividend of $0.50 per share for the fourth quarter of 2022, which was paid on March 16, 2023 to shareholders of record on March 9, 2023 as part of the Company’s common stock dividend plan.

On March 30, 2023, the Company signed a term sheet with a major commercial banking institution for a loan up to the lesser of $26.0 million or up to 67% of the vessel’s market value for the financing part of the construction cost of M/V “Gregos” (Hull No. 4201). The drawdown of $26.0 million took place on March 31st 2023. The loan is payable in twenty eight consecutive quarterly instalments, twelve in the amount of $700,000 and sixteen in the amount of $450,000, with a $10,400,000 balloon payment to be made with the last installment.

On April 6, 2023, we took delivery of our first newbuilding vessel, M/V “Gregos”.

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

Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of containerships on time charter or on the spot market (containerships are, generally, chartered on a time charter basis) and provides additional meaningful information in conjunction with time charter revenue generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

Basis of Presentation and General Information

We use the following measures to describe our financial performance:

Time charter revenue and Voyage charter revenue. Our charter revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter revenue that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the transportation market, the number of vessels on time charters, voyage charters and in pools and other factors affecting charter rates in the containership market.

Commissions. We pay commissions on all chartering arrangements of 1.25% to Eurochart, a company affiliated with our CEO, plus additional commission of usually up to 1.25% to other brokers involved in the transaction, plus address commission of usually up to 3.75% deducted from charter hire. These additional commissions, as well as changes to charter rates will cause our commission expenses to fluctuate from period to period. Eurochart also receives a fee equal to 1% of the vessel sales price calculated as stated in the relevant memorandum of agreement for any vessel sold by it on our behalf. Eurochart also receives a commission of 1% of the vessel purchase price for acquisitions the Company makes using Eurochart’s services, which is paid by the seller or the buyer of the vessel, depending on the terms stated in the relevant memorandum of agreement.

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract or paid by the Company when the vessel is off hire. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.

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

Related party management fees. These are the fees that we pay to our affiliated ship manager (Eurobulk) under our management agreements for the technical and commercial management that Eurobulk performs on our behalf.

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

General and administrative expenses. We incur expenses consisting mainly of executive compensation, share based compensation, professional fees, directors’ liability insurance and reimbursement of our directors’ and officers’ travel-related expenses. We acquire executive services of our chief executive officer, chief financial officer, chief administrative officer, investor relations officer, internal auditor and corporate secretary, through Eurobulk as part of our Master Management Agreement.

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay is generally linked to the 3-month LIBOR rate or SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2021 and 2022. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2021	2022

Average number of vessels	14.25	17.12
Calendar days	5,203	6,248
Available days	5,115	5,954
Voyage days	5,037	5,855
Utilization Rate (percent)	98.5%	98.3%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	19,327	31,964
Vessel Operating Expenses	5,716	6,029
Management Fees	825	787
G&A Expenses	671	732
Total Operating Expenses excluding drydocking expenses	7,212	7,548
Drydocking expenses	787	1,521

	2021	2022
Statement of Operations Data
Time charter revenue	97,977,389	189,630,465
Commissions	(4,085,717)	(6,936,221)
Net revenue	93,891,672	182,694,244
Voyage expenses	(624,734)	(2,476,854)
Vessel operating expenses	(29,739,437)	(37,667,191)
Other operating income	1,298,318	1,610,000
Dry-docking expenses	(4,094,693)	(9,506,675)
Vessel depreciation	(7,203,198)	(18,522,217)
Related party management fees	(4,294,789)	(4,920,063)
General and administrative expenses	(3,491,120)	(4,571,030)
Net loss on sale of vessel	(9,417)	-
Other operating income	1,298,318	1,610,000
Operating income	45,732,602	106,640,214
Interest and other financing costs	(2,779,729)	(5,072,619)
(Loss) / gain on derivatives, net	(27,141)	4,355,657
Foreign exchange gain	34,418	54,235
Interest income	3,510	267,429
Net income	42,963,660	106,244,916
Dividends to Series B preferred shares	(255,324)	-
Preferred deemed dividend	(345,628)	-
Net income attributable to common shareholders	42,362,908	106,244,916
Earnings per share attributable to common shareholders- basic	6.07	14.79
Common stock dividends declared	-	10,871,254
Cash dividends declared per common share	-	1.50
Preferred stock dividends declared	255,324	-
Weighted average number of shares outstanding during period, basic	6,976,905	7,181,561
Earnings per share attributable to common shareholders- diluted	6.06	14.78
Weighted average number of shares outstanding during period, diluted	6,993,405	7,190,107

(1) For the definition of calendar days, available days, voyage days and utilization rate, see above in this Item.

(2) Time charter equivalent rate, or TCE rate, is a measure of the average daily net revenue performance of our vessels and is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, less voyage expenses or time charter equivalent revenue, or TCE revenues, by the number of voyage days during the relevant time period. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with time charter revenue and voyage charter revenue, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and because the Company believes that it provides useful information to investors regarding the Company’s financial performance. TCE revenues and TCE rate are also standard shipping industry performance measures used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods (see also above in this Item). Our definition of TCE revenues and TCE rate may not be comparable to that used by other companies in the shipping industry.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statement of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2021	2022
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	97,977,389	189,630,465

Voyage expenses	(624,734)	(2,476,854)
Time Charter Equivalent or TCE Revenues	97,352,655	187,153,611
Voyage days	5,037	5,855
Average TCE rate	19,327	31,964

Year ended December 31, 2022 compared to year ended December 31, 2021

Time charter revenue. Time charter revenue for 2022 amounted to $189.63 million, increasing by 93.5% compared to $97.98 million for the year ended December 31, 2021. In 2022, we operated an average of 17.12 vessels, a 20.1% increase over the average of 14.25 vessels we operated during the same period in 2021. In the year 2022 our fleet had 5,855 voyage days earning revenue as compared to 5,037 voyage days earning revenue in 2021. Market charter rates in 2022 were on average at higher levels for our containership vessels compared to the same period of 2021, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $31,964 per day per vessel in 2022 compared to a TCE rate of $19,327 per day per vessel in 2021, an increase of 65.4%. We had 294 scheduled off-hire days, including drydocking, 5 commercial off-hire days and 94 operational off-hire days in 2022, compared to 88 scheduled off-hire days (including drydocking), nil commercial off-hire and 77 operational off-hire days in 2021. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index, which is influenced by market developments.

Commissions. We paid a total of $6.94 million in charter commissions for the year ended December 31, 2022, representing 3.7% of charter revenues. This represents a slight decrease over the year ended December 31, 2021, where commissions paid were $4.09 million, representing 4.2% of charter revenues.

Voyage expenses. Voyage expenses for the year 2022 were $2.48 million, mainly attributable to bunkers consumption incurred by M/V Akinada Bridge that suffered unrepaired damages and was consequently sold for scrap. For the year ended December 31, 2021, voyage expenses amounted to $0.62 million and related to expenses for repositioning voyages between time charter contracts and owners’ expenses at certain ports. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $37.67 million in 2022 compared to $29.74 million in 2021. In 2022, we operated an average of 17.12 vessels, compared to an average of 14.25 vessels in 2021. Further, daily vessel operating expenses per vessel amounted to $6,029 per day in 2022 versus $5,716 per day in 2021, an increase of 5.5% mainly due to the increase in hull and machinery insurance premiums and higher prices paid for the supply of lubricants, spare parts and stores for our vessels, as a result of the war in Ukraine.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2022, Eurobulk charged us 720 Euros per day per vessel totalling $4.92 million for the year, or $787 per day per vessel. During 2021, Eurobulk charged us 685 Euros per day per vessel totalling $4.29 million for the year, or $825 per day per vessel. The increase in related party management fees is attributable to the higher number of vessels in our fleet and the increase in daily vessel management fee for inflation, partly offset by the favorable movement of the euro/dollar exchange rate.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2022, we had a total of $4.57 million of general and administrative expenses as compared to $3.49 million in 2021. The increase of $1.08 million in 2022 is mainly due to the increased cost of our stock incentive plan.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2022, three vessels completed their intermediate survey in water, while five vessels passed their special survey with drydock for a total cost of $9.51 million. In 2021, three vessels passed their special survey with drydock for a total cost of $4.09 million.

Vessel depreciation. Vessel depreciation for 2022 was $18.52 million, compared to $7.20 million for 2021. The increased amount in 2022 is due to the increased average number of vessels operating in 2022 as compared to the same period of 2021, and the fact that the new vessels acquired in the fourth quarter of 2021 and second quarter of 2022 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Net (gain) / loss on sale of vessels. In 2022, we had no vessel sales. In 2021 there were also no vessel sales, however, due to a number of late bills relating to vessel sale expenses from the previous year, we incurred a marginal loss on sale of vessels.

Other operating income. Other operating income for the year ended December 31, 2022 amounted to $1.61 million as compared to $1.30 million in 2021. The operating income for the period of 2022 relates to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance in relation to M/V Akinada Bridge amounting to $1.96 million, partly offset by the settlement of accounts with charterers amounting to $0.35 million. For the year ended December 31, 2021, the Company recognized other operating income of $0.2 million relating to the collection of amounts previously written off, relating to accounts with charterers of sold vessels. The Company also reached a settlement agreement in relation to a dispute with a fuel oil supplier dating back to 2009 in respect of vessel “Ninos”, to pay $0.06 million to the claimants in order for them to withdraw their claim, recording other operating income of $0.1 million, against the provision of $0.15 million already booked in prior years. Additionally, the Company recognized another $1.0 million of other operating income consisting of the proceeds of a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

Interest and other financing costs. Interest expense and other financing costs for the year 2022 amounted to $5.08 million. Comparatively, during the same period in 2021, interest and other financing costs amounted to $2.78 million. Interest expense charged was higher in 2022 due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

(Loss) / Gain on derivatives, net. In 2022, we had an unrealized gain of $4.22 million from the mark to market valuation on our interest rate swap contracts that we entered into in April 2020, October 2021 and June 2022 and a realized gain of $0.13 million for the net interest settlement on our interest rate swap contracts, compared to an unrealized gain of $0.15 million from the mark to market valuation on our interest rate swap contracts that we entered into in April 2020 and October 2021 and a realized loss of $0.18 million for the net interest settlement on our interest rate swap contracts. We have entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Dividend Series B Preferred Shares and Preferred deemed dividend. In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares amounting to $2,000,000. In connection with the redemption, we agreed with our Series B Preferred Shares shareholders to set the dividend rate of our Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until January 29, 2023, after which date the dividend rate would increase to 14%. In June 2021, the Company converted the outstanding amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Euroseas Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $345,628, and was recorded as preferred deemed dividend. In 2021, the Company declared preferred dividends of $0.26 million, all of which were paid in cash during 2021. Following the full redemption of our Series B Preferred Shares in 2021, no preferred dividends were declared or paid during 2022.

Net income attributable to common shareholders. As a result of the above, net income attributable to common shareholders for the year ended December 31, 2022 was $106.24 million, as compared to a net income of $42.36 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

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

Our total cash and cash equivalents and restricted cash at December 31, 2022 were $31.44 million, a slight decrease of $0.06 million from $31.50 million at December 31, 2021. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2023 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2022:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term bank loans	$107,975,000	$55,765,000	$52,210,000	-	-
Interest Payments (1)	$7,699,996	$3,976,695	$2,500,198	$1,218,826	$4,277
Vessel Management fees (2)	$36,963,228	$5,155,920	$15,551,363	$16,233,305	$22,640
Other Management fees (3)	$11,421,471	$2,150,000	$4,495,435	$4,769,207	$6,829
Advances for Vessels Under Construction (4)	$302,469,226	$107,480,686	$194,988,540	-	-
Total	$466,528,181	$285,528,301	$269,745,536	$22,221,338	$33,746

(1)    Assuming the amortization of the loans as of December 31, 2022 described above, each loan’s interest rate margin over LIBOR and average LIBOR rates of about 5.00% until June 30, 2023 based on the LIBOR yield curve as of December 31, 2022, apart from one loan already with an interest rate margin over SOFR, and an average SOFR rate of about 5.01% based on the SOFR yield curve as of December 31, 2022. Thereafter, i.e. after June 30, 2023, assuming the amortization of the remaining loans as of December 31, 2022 described above, each loan’s interest rate margin over SOFR and average SOFR rates of about 5.01% for the remainder of 2023, 2.60%, 0.51%, 0.30%, 0.43% and 0.84% per annum for the following five years up to 2028, respectively, based on the SOFR yield curve as of December 31, 2022. Also includes our obligation to make payments required as of December 31, 2022 under our interest rate swap agreements based on the same LIBOR and SOFR forward rate assumptions.

(2)    Refers to our obligation for management fees under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2022 and expiring on January 1, 2028. The management fees have been computed for 2023 based on the agreed rate of 775 Euros per day per vessel (approximately $930), which was adjusted from the previous level of 720 Euros to reflect Eurozone’s inflation over 2022. For the years after 2023, we have assumed an annual increase in the daily management fee of 3.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.20. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no longer bear obligations.

(3)    Refers to our obligation for management fees of $2,150,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $2,000,000 to reflect reported inflation in Eurozone over 2022. For the years after 2023, we have assumed an annual increase in the annual management fees of 3.0% to account for inflation. The agreement expires on January 1, 2028.

(4)    Refers to our obligation as of December 31, 2022 towards our newbuilding program, which consists of nine vessels under construction for deliveries in 2023 and 2024. The payments reflect the newbuilding orders that were placed within 2021 and 2022.

Cash Flows

As of  December 31, 2022, we had a working capital deficit of $26.8 million, which includes balloon loan repayments of $6.2 million, $6 million and $17.4 million due in February 2023, May 2023 and November 2023, respectively. For the year ended December 31, 2022, we reported a net income and a net income attributable to common shareholders of $106.2 million and generated net cash from operating activities of $114.1 million. Our cash balance amounted to $25.8 million, while cash in restricted and retention accounts amounted to $5.6 million as of December 31, 2022. As noted above, we entered into agreements for the construction of nine container carriers. For the construction of the above vessels an amount of $107.5 million is payable in the twelve-month period ending December 31, 2023. Another $134.0 million is payable until June 30, 2024, within the remaining amount of $61.0 million payable by the end of 2024. All the payments are guaranteed by the Company. In addition, on March 30, 2023, we signed a loan agreement and drew down $26.0 million for the partial debt financing of the first new building, M/V “Gregos”, that was delivered on April 6, 2023 (see above under “Recent Developments” section). We intend to fund our working capital requirements and capital commitments via cash on hand, cash flows from operations and funds from debt balloon payment refinancing and new mortgage debt financing for the vessels under construction. In the event that these sources are not sufficient, the Company may also use funds from new mortgage debt financing for the five unencumbered vessels that the Company owns (following the full repayment of the balloon instalment that was due in February 2023, see above under “Recent Developments” section), debt refinancing, proceeds from its on-going at-the-market offering and other equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Year ended December 31, 2022 compared to year ended December 31, 2021

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2022 was $114.08 million as compared to a surplus of $52.61 million in 2021.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2022 compared to the year ended December 31, 2021, are the following: the increase in market rates during the year ended December 31, 2022, which resulted in an increased TCE rate of $31,964 compared to $19,327 for the year ended December 31, 2021. The increase in the TCE is also reflected in the increase of our net income (excluding non-cash items) to $111.01 million for the year ended December 31, 2022 from $50.2 million for the corresponding period in 2021.

Net cash from investing activities.

Net cash flows used in investing activities were $87.13 million for the year ended December 31, 2022 compared to $74.10 million used in investing activities for the year ended December 31, 2021. The increase in cash outflows used in investing activities of $13.03 million from 2021 is mainly attributable to the increase in cash paid for vessels under construction by $43.25 million in the year ended December 31, 2022 compared to the corresponding period in 2021, partly offset by the decrease in cash paid for capitalized expenses and vessel acquisitions, including attached time charter agreements, by $26.65 million and the advance received in 2022 in relation to the sale of M/V “Akinada Bridge” amounting to $3.57 million. No vessel sales took place during 2021.

Net cash from financing activities.

Net cash flows used in financing activities were $27.01 million for the year ended December 31, 2022, compared to net cash flows provided by financing activities of $46.65 million for the year ended December 31, 2021. This decrease in net cash flows from financing activities of $73.66 million, compared to the year ended December 31, 2021, is mainly attributable to the increase in repayment of long-term bank loans by $6.49 million and the decrease by $55.61 million in proceeds from long-term bank loans, net of loan arrangement fees paid for these loans, during the year ended December 31, 2022, compared to the same period of 2021. Additionally, within 2022 an amount of $10.80 million of cash was paid as dividends to our shareholders and another $5.03 million was paid for share repurchases, whereas there were no common stock dividends paid or share repurchases in 2021. Furthermore, during 2021, the proceeds from issuance of common stock from our at-the-market offering amounted to $0.65 million, whereas there were no such proceeds in 2022. The decrease in net cash flows from financing activities was partly offset by an outflow of $2.0 million arising from the redemption of the Series B Preferred Shares in 2021, a $2.5 million repayment of a related party loan and another $0.42 million of preferred dividends paid in 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2022, we had seven outstanding loans with a combined outstanding balance of $107.98 million. These loans mature between 2023 and 2025. Our long-term debt as of December 31, 2022 comprises bank loans granted to our vessel-owning subsidiaries with margins over LIBOR or SOFR ranging from 1.95% to 3.90%. A description of our loans as of December 31, 2022 is provided in Note 9 of our attached financial statements. As of December 31, 2022, we are scheduled to repay approximately $55.77 million of the above bank loans in 2023.

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

Shelf Registration

On December 9, 2022, we filed with the SEC a shelf registration statement on Form F-3 pursuant to which we may offer and sell, within a three year period, up to $400,000,000 of our securities, consisting of common shares, preferred shares, debt securities, warrants and units. On May 7, 2020, the SEC declared effective our shelf registration statement on Form F-3 pursuant to which we could offer and sell, within a three year period, up to $400,000,000 of our securities, consisting of common shares, preferred shares, debt securities, warrants and units, as well as 2,369,950 common shares that were previously acquired in private transactions or in the open market or which are issuable upon conversion of the Series B Preferred Shares or any convertible notes into which the Series B Preferred Shares may convert. Under this shelf registration, on August 3, 2020, we issued and sold 200,000 shares of our common stock through our at-the-market offering for net proceeds of approximately $0.7 million. On January 29, 2021, we sold 74,301 shares of common stock under our at-the-market offering for approximately $0.65 million of net proceeds. On February 12, 2021, we sold 8,600 shares of common stock under our at-the-market offering for approximately $0.09 million of net proceeds.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.

In 2020, we did not acquire any vessels. In October 2021 we took delivery of the feeder containership M/V “Jonathan P” for a total of $25.8 million. In December 2021 we took delivery of the intermediate container carrier M/V “Marcos V” with attached time charter, for a total of $40.5 million. Both vessels were financed by the Company’s own cash and two bank loans. In May and June 2022 we acquired the intermediate container carriers M/V “Rena P” and M/V “Emmanuel P” with attached time charters, for a total of $37 million. Both vessels were initially financed by the Company’s own cash and, subsequently, a bank loan was drawn in September 2022 for $19.25 million in order to also finance general corporate purposes of the borrowers and the Company.

In 2021 and 2022, we entered into contracts for the construction of nine newbuilding feeder container carriers (see “Significant Developments in 2022” section above) for a total cost of approximately $360.7 million, which we intend to finance with a combination of debt and own cash. During the years ended December 31, 2021 and 2022, we paid an amount of $7.6 million and $50.6 million, respectively, as part of installments of the abovementioned shipbuilding contracts for all vessels under construction. An amount of $107.5 million is payable in the twelve-month period ending December 31, 2023. Another $134.0 million are payable until June 30, 2024, within a remaining amount of $61.0 million payable by the end of 2024.

We currently have seven vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2020 and 2021, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2022, the Company reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively.

Within 2020, the Company declared dividends on its Series B Preferred Shares of $0.69 million, of which $0.37 million were paid in-kind, $0.15 million were paid in cash during 2020 and another $0.17 million were accrued as of December 31, 2020 and were paid in February 2021. For the year ended December 31, 2021, the Company declared dividends totaling $0.26 million, all of which were paid in cash during 2021. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter and was payable in cash. On June 10, 2019, we redeemed $11.7 million of the Series B Preferred Shares, with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021 payable in cash, after which date it would be increased to 14% per annum. From June 11, 2019 until March 31, 2020, the Series B Preferred Shares carried a dividend rate of 8% per annum, and were paid in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which date it was set to increase to 14% per annum. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding and paid $2,000,000 to our Preferred Shares shareholders. In connection with the redemption, we agreed with the Preferred Shares shareholders to set the dividend rate of the Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind, at the Company’s option until January 29, 2023, after which date the dividend rate would increase to 14%, and would be payable only in cash. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. Following the full redemption of our Series B Preferred Shares in 2021, no preferred dividends were declared or paid during 2022.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. According to industry sources, as of March 31, 2023, the capacity of the fully cellular worldwide container vessel fleet was approximately 26.09 million teu with approximately 7.54 million teu, or, about 28.9% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feeder, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age. Continued weakness of containership charter rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35-year record. In 2017 scrapping reached 398,610 teu, while in 2018, scrapping rates declined year on year reaching 119,910 teu. In 2019, the scrapping rate increased, reaching 182,560 teu. In 2020, there were 187,640 teu of containerships that were scrapped, while in 2021, due to the exceptional positive increase in the containership market, there were only 11,990 teu of containerships that were scrapped, the lowest level seen since 2006. Containership scrap markets remained subdued in 2022, with only 11 containerships accounting for 16,600 teu reported as sold for scrap within the year. There has been a little more activity during 2023 in the containership recycling market amid weaker conditions, supply pressure from fleet growth and the introduction of environmental regulations.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of March 31, 2023, approximately 77% of our ship capacity days in the remainder of 2023, 58% of our ship capacity days in 2024, 10% of our ship capacity days in 2025, and 1% of our ship capacity days in 2026 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters. The extent to which COVID-19 will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

We recognize that the ongoing war between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, while the United States and the European Union, among other countries, announced sanctions against Russia. As discussed above, President Biden issued an executive order setting out sanctions against certain Russian products and investments in Russia, and the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. The ongoing conflict could result in the imposition of further economic sanctions against Russia, and the Company’s business may be adversely impacted. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

Impairment of vessels

We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the vessels, including any related intangible assets and liabilities, may not be recoverable. If indicators for impairment are present, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss calculated by comparing the vessel’s carrying value to its estimated fair market value. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

As of December 31, 2022, we had indicators of impairment for four of our vessels. As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels. For the vessels with impairment indicators as of December 31, 2022, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 14-year period for 2022, which starts in 2009 and takes into account complete market cycles, and which provides a more representative reference for the long term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

Our impairment exercise is highly sensitive on variances in the time charter rates and it also requires assumptions for:

●	the effective fleet utilization rate;

●	estimated scrap values;

●	vessel operating costs;

●	future drydocking costs; and

●	probabilities of sale for each vessel.

Vessel utilization estimates are based on the status of each vessel at the time of the assessment and the Company’s past experience in finding employment for its vessels at comparable market conditions. Cost estimates, like drydocking and operating costs, are based on the Company’s data for its own vessels; past estimates for such costs have generally been very close to the actual levels observed. Specifically, we use our budgeted operating expenses escalated by 2.0% per annum and our budgeted drydocking costs, assuming a five-year special survey cycle. Overall, the assumptions are based on historical trends as well as future expectations. The estimated salvage value of each vessel is $250 per light weight ton, in accordance with the Company’s vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test the vessels for recoverability when alternative uses are under consideration (i.e. sale or continuing operation of a vessel). Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective.

There can be no assurance as to how long-term charter rates and vessel values will increase as compared to their current levels and as compared to historical average levels for similarly aged vessels or whether they will improve by any significant degree. Charter rates, which improved significantly beginning in the second half of 2020 and declined again beginning in the second semester of 2022, but still remain above historical averages, may return to their previously very depressed levels which could adversely affect our revenue, profitability and future assessments of vessel impairment. The impairment analysis may determine that the carrying value of a vessel is recoverable if the vessel is held and operated to the end of its useful life, however, if the vessel is sold when the market is depressed, the Company might suffer a loss on the sale. Whether the Company realizes a gain or loss on the sale of a vessel is primarily a function of the relative market values of vessels at the time the vessel was acquired less the accumulated depreciation and impairment, if any, versus the relative market values on the date a vessel is sold.

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. For the four vessels that as of December 31, 2022 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2022	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2023)	Rate Year 2 (2024)	Rate Year 3+ (2025+)	Breakeven Rate (USD/day)
Emmanuel P.	19,000	27	8	n/a*	n/a*	19,878	12,378
Rena P.	20,250	26	10	n/a*	n/a*	20,283	11,699
Jonathan P.	27,714	21	9	n/a*	12,026	12,304	11,847
Marcos V.	42,200	24	8	n/a*	n/a*	41,377	17,249

* Not applicable, since the vessel is under time charter agreement for the first two years subsequent to December 31, 2022.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.

COVID-19

The COVID-19 pandemic has had a significant negative impact on the global economy and the demand for shipping regionally as well as globally. At present, it is not possible to ascertain any future impact of COVID-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2021 and 2022.  An increase in the severity or duration or a resurgence of the COVID-19 pandemic could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

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

As a result of the conflict between Russia and Ukraine, the United States, Switzerland, the European Union, the United Kingdom and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. Such sanctions against Russia may adversely affect our business, financial condition, results of operation and cash flows. The ongoing conflict could result in the imposition of further economic sanctions against Russia, with uncertain impacts on the containership market and the world economy.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	63	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	63	CFO and Treasurer; Class A Director
Aristides P. Pittas	71	Vice Chairman; Class A Director
Stephania Karmiri	55	Secretary
Panagiotis Kyriakopoulos	62	Class B Director
Andreas Papathomas	71	Class A Director
George Taniskidis	62	Class C Director
Apostolos Tamvakakis	65	Class C Director

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

Andreas Papathomas has been a member of our Board of Directors since November 8, 2019. Mr Papathomas' background is in international business and shipping. He studied Economics at Gonville & Caius College, Cambridge and undertook post-graduate studies in international economics in Geneva, following which he joined his late father's shipping business, now called the Synergy Group, where he is currently Chairman. He has successfully run the Synergy Group since 1980 and, over the years, has been involved in all aspects of shipping, including chartering, international trade, sale & purchase, financing and operations.

Board Diversity Matrix

As a foreign private issuer listed on the Nasdaq Capital Market, we are required to disclose certain self-identified diversity characteristics about our Directors pursuant to Nasdaq board diversity and disclosure rules. The Board Diversity Matrix set forth below contains the requisite information as of the date of this annual report.

Board Diversity Matrix (As of March31, 2023)

Country of Principal Executive Offices	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

				Did Not
				Disclose
	Female	Male	Non-Binary	Gender
Part I: Gender Identity
Directors		7
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background		7

Family Relationships

Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.

B.	Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. For the years ended December 31, 2020, 2021 and 2022,  the executive services fee we paid to Eurobulk each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, has amounted to $2,000,000.  Starting from January 1, 2023, this fee has been adjusted to $2,150,000 to account for inflation.

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

Equity Incentive Plan

In November 2021, our Board of Directors approved a new equity incentive plan (the "2021 Equity Incentive Plan") to replace the 2018 Equity Incentive Plan. The 2021 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Equity Incentive Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2021 Equity Incentive Plan. Awards may be made under the 2021 Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares and cash awards.

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

On November 5, 2020, the Board of Directors issued an award of 45,900 non-vested restricted shares to 16 key persons, of which 50% vested on November 16, 2021 and 50% vested on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk. 817 shares were forfeited in 2020 due to employee termination.

On November 19, 2021 an award of 49,650 non-vested restricted shares was made to 21 key persons of which 50% vested on July 1, 2022 and 50% will vest on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

On November 3, 2022, the Board of Directors issued an award of 60,000 non-vested restricted shares to 31 key persons, of which 50% will vest on November 16, 2023 and 50% will vest on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 were awarded to employees of Eurobulk.

C.	Board Practices

The current term of our Class A directors expires in 2023, the current term of our Class B director expires in 2024 and the current term of our Class C directors expires in 2025.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Ms. Eirini Pitta, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2022, approximately 153 officers and 221 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2022. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2023 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (15)
Containers Shareholders Trinity Ltd. (2)	2,753,013	39.3%
Friends Investment Company Inc. (3)	544,473	7.8%
Eurobulk Marine Holdings Inc. (4)	528,169	7.5%
Family United Navigation Co. (5)	200,872	2.9%
Synergy Holdings Limited (6)	951	(*	)
Aristides J. Pittas(7)	65,050	(*	)
Anastasios Aslidis (8)	28,538	(*	)
Panagiotis Kyriakopoulos (9)	11,400	(*	)
Aristides P. Pittas (10)	11,698	(*	)
Apostolos Tamvakakis (11)	5,542	(*	)
George Taniskidis (12)	5,140	(*	)
Andreas Papathomas	1,400	(*	)
Stephania Karmiri (13)	800	(*	)
Symeon Pariaros (14)	2,650	(*	)
Konstantinos Siadimas (15)	3,200	(*	)
All directors and officers and 5% owners as a group	4,162,896	59.4%

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

(3)

Represents 544,473 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

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

(5)

Represents 200,872 shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)

Represents 951 shares of common stock held of record by Synergy Holdings Ltd. (“SHL”). SHL is indirectly controlled by a trust (under which Andreas Papathomas is a beneficiary) which may be deemed to have beneficial ownership of shares beneficially owned by SHL. Mr. Papathomas is a director of the Company.

(7)

Does not include 1,273,108 shares of common stock held of record by CST, and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,400 shares vesting on July 1, 2023, 5,500 shares of common stock vesting on November 16, 2023 and 5,500 shares vesting on November 15, 2024.

(8)

Does not include 15,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,650 shares vesting on July 1, 2023, 3,750 shares of common stock vesting on November 16, 2023 and 3,750 shares vesting on November 15, 2024.

(9)	Includes 600 shares vesting on July 1, 2023, 700 shares of common stock vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(10)

Does not include 354,527 shares of common stock held of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,500 shares vesting on July 1, 2023, 1,550 shares of common stock vesting on November 16, 2023 and 1,550 shares vesting on November 15, 2024.

(11)	Includes 600 shares vesting on July 1, 2023, 700 shares of common stock vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(12)

Does not include 45,378 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 600 shares vesting on July 1, 2023, 700 shares of common stock vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(13)	Includes 150 shares vesting on July 1, 2023, 250 shares vesting on November 16, 2023 and 250 shares vesting on November 15, 2024.

(14)	Includes 750 shares vesting on July 1, 2023, 950 shares of common stock vesting on November 16, 2023 and 950 shares vesting on November 15, 2024.

(15)	Includes 600 shares vesting on July 1, 2023, 700 shares of common stock vesting on November 16, 2023 and 700 shares vesting on November 15, 2024.

(16)	Voting stock includes 84,250 unvested shares for a total of 7,013,122 issued and outstanding shares of the Company as of March 31, 2023.

B.	Related Party Transactions

The operations of our vessels are managed by Eurobulk, an affiliated ship management company owned by our Chairman and CEO and his family, under a Master Management Agreement with us and separate management agreements with each shipowning company. Under our Master Management Agreement, Eurobulk is responsible for all aspects of management and compliance for the Company, including the provision of the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary. Eurobulk is also responsible for all commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was most recently amended and restated as of January 1, 2018 and its term was initially extended until January 1, 2023, and was automatically extended for an additional five-year period until January 1, 2028. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after the initial period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement. Under the amended and restated Master Management Agreement, as of January 1, 2018, we pay Eurobulk a fixed cost of $2,000,000 annually, together with a per ship per day cost of 685 Euros and also adjusted annually for inflation in the Eurozone every January 1st (there was no inflation adjustment on January 1, 2020 or 2021). This cost is reduced by half (342.5 Euros per vessel per day) for any vessels that are laid up. Vessels under construction start paying the daily management fee after steel cutting. The daily management fee remained at 685 Euros in 2020 and 2021. Starting January 1, 2022, the daily management fee per vessel was adjusted to 720 Euros per vessel (approximately $770, using the exchange rate as of December 31, 2022, which was $1.07 per euro), to reflect Eurozone inflation over 2021. This fee remained effective until the expiration of the Management Agreement on January 1, 2023, reduced by half (360 Euros per vessel per day or approximately $385, using the exchange rate as of December 31, 2022, which was $1.07 per euro) for any vessels that were laid up. Starting January 1, 2023, the daily management fee per vessel was adjusted to 775 Euros per vessel (approximately $829, using the exchange rate as of December 31, 2022, which was $1.07 per euro), to reflect further inflation. This cost is reduced by half (387.50 Euros per vessel per day or approximately $415, using the exchange rate as of December 31, 2022, which was $1.07 per euro) for any vessels that are laid up. This fee will remain effective and adjusted for inflation every year until the expiration of the Management Agreement on January 1, 2028. As of May 30, 2018, following the Spin-off, the fixed annual cost was adjusted to $1,250,000. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to our Board of Directors in November 2019. For the year 2020 and 2021, the fixed annual cost paid to Eurobulk was $2,000,000, before bonuses. This annual fee was increased to $2,150,000 with effect from January 1, 2023, and will be adjusted for inflation every year until the expiration of the Master Management Agreement on January 1, 2028. For 2021 and 2022, we also paid an additional special bonus of $460,000 and $420,000, respectively, to Eurobulk’s employees, affiliated subcontractors and consultants.

Eurobulk has received fees for management and executive compensation expenses of $7,293,199, $6,754,789 and $7,340,063 during 2020, 2021, and 2022, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2022, the Company withheld an amount of $350,000 from the sellers of the M/V “Rena P” and “M/V Emmanuel P”, as a 1% commission in connection with the acquisition of the vessels. The Company also paid Eurochart the amount of $2,370,381 for chartering commissions and paid nil commissions for vessel sales. During 2021, the Company paid Eurochart a commission of $400,000 for the acquisition of M/V “Marcos V”, equaling to 1% of the purchase price of the vessel. In October 2021, the Company withheld the amount of $255,000 from the sellers of the M/V “Jonathan P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. During 2020, Eurochart received: $153,750 for vessel sales, as there were five vessels sold in 2020, and $504,892 for chartering services calculated as 1.25% of chartering revenues.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. Total fees charged by Sentinel and Technomar were $100,837 and $203,678 in 2020, $77,896 and $155,739 in 2021, and $118,614 and $235,228 in 2022, respectively.

On September 30, 2019, we reached an agreement with a related party, Colby Trading Ltd. (“Colby”), a company controlled by the Pittas family and affiliated with our CEO, to draw a $2.5 million loan to finance the special survey and water ballast treatment system installation on M/V “Akinada Bridge”. The interest rate applied was 8% per annum and was payable quarterly. We paid $0.16 million on interest for the year ended December 31, 2020. Within the second quarter of 2020 we repaid $625,000 of the above loan. In November 2020, the outstanding amount of the loan was converted into Company’s common shares.

On November 1, 2019, the Company entered into an agreement with a related party, Colby, a company controlled by the Pittas family and affiliated with our CEO, to draw $2.5 million loan to finance working capital needs. Interest on the loan was 8% per annum and was payable quarterly. On November 15, 2020, the maturity date of the loan was extended from December 31, 2020 to March 31, 2021, when it was fully repaid. We paid $0.20 million and $0.05 million on interest for this loan for the fiscal years 2020 and 2021, respectively.

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

Dividend Policy

We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively. The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

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

The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter and the related dividends would be payable in cash. On June 10, 2019, the Board of Directors agreed to redeem approximately $11.7 million of the Series B Preferred Shares with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021, after which date was set to increase to 14% per annum, payable only in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which it was set to increase to 14% per annum. Subsequently, on January 29, 2021, we agreed to keep the annual dividend rate at 8.0% per annum for dividends paid in cash, and 9.0% for dividends paid in-kind, until January 29, 2023. Cash dividends were declared at each quarter and actual payments were made within the following quarter. In addition, if a cash dividend was paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares should receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. For the year ended December 31, 2020 we declared dividends of $0.69 million, of which $0.37 million were paid in-kind, $0.15 million were paid in cash during 2020, and another $0.17 million were accrued as of December 31, 2020 and were paid in February 2021. In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares amounting to $2,000,000. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Euroseas Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $0.35 million, and was recorded as preferred deemed dividend. For the year ended December 31, 2021, the Company declared preferred dividends of $0.26 million, all of which were paid in cash during 2021.

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

Common Stock

As of March 31, 2023, we are authorized to issue up to 200,000,000 shares of common stock, par value $0.03 per share, of which there are 7,013,122, shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of March 31, 2023, we are authorized to issue up to 20,000,000 shares of preferred stock, par value $0.01 per share, of which there are currently no shares issued and outstanding.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for the 2022 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2022 taxable year.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2022 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2022 U.S. federal income tax returns.

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

This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar, persons subject to an alternative minimum tax, persons subject to the “base erosion and anti-avoidance” tax, persons required to recognize income for United States federal income tax purposes no later than when such income is reported on an “applicable financial statement” and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock. This discussion does not address the tax consequences of owning our preferred stock.

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

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

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

Interest Rate Fluctuation Risk

The international containership shipping industry is capital-intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with LIBOR or SOFR. See Item 3.D: “Risk Factors” above for more information on risks related to volatility in, and the discontinuance of LIBOR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on U.S. dollar LIBOR or SOFR reference rate plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swaps as of December 31, 2022 and 2021 was $60 million and $40 million, respectively. The swaps have specified rates and duration. Refer to the table in Note 15 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2022 and December 31, 2021. Our swap contracts expire in April 2025, November 2025 and January 2028. As at December 31, 2022, our average debt coverage for the three year period of 2023, 2024 and 2025 was approximately 73.0%, 144% and 251%, respectively.

As at December 31, 2022, we had $108.0 million of floating rate bank debt outstanding with margins over LIBOR or SOFR ranging from 1.95% to 3.90%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2022 by approximately $1,120,094 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2022 in U.S. dollars to a 100 basis points increase in LIBOR or SOFR Reference rate during the next five years. Specifically, the interest we will have to pay for our floating rate loans will increase, but net payments we will have to make under our interest rate swap contracts will decrease.

Year Ended December 31,	Amount in $ (floating rate loans)	Amount in $ (swap)
2023	824,550	(600,000)
2024	415,300	(600,000)
2025	150,940	(378,889)
2026	-	(200,000)
2027 and thereafter	-	(201,667)

Foreign Currency Exchange Rate Risk

The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 20% of our vessel operating expenses and drydocking expenses in 2022 in currencies other than U.S. dollars. Comparatively, in 2021 approximately 25% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 4% in 2022) are mainly in Euros and some other currencies. As of December 31, 2022, approximately 28% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the years ended December 31, 2022 and 2021 was $54,235 and $34,418, respectively.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2022, would have increased our vessel operating expenses by approximately $0.96 million and the fair value of our outstanding trade accounts payable by approximately $0.15 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2022. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2022, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2022.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020, 2021 and 2022. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”):

	2021 (dollars in thousands)	2022 (dollars in thousands)
Audit Fees	$ 267	$ 209
Total	$ 267	$ 209

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

Share Repurchase Program

On May 23, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $20.0 million of our common shares. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. As of December 31, 2022, we have repurchased the following common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1-30, 2022	14,602	$23.739	14,602	$19,653,3699
July 1-31, 2022	25,594	$22.385	25,594	$19,080,442
September 1-30, 2022	92,145	$21.495	92,140	$17,099,867
October 1-31, 2022	6,600	$20.499	6,600	$16,964,575
November 1-30, 2022	86,419	$19.816	86,419	$15,252,113
December 1-31, 2022	12,975	$19.972	12,975	$14,992,974

Total	238,335	N/A	238,330	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2022.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-61, together with the report of independent registered public accounting firm, are filed as part of this annual report.

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
4.27

Loan Agreement between Corfu Navigation Ltd. and Jonathan John Shipping Ltd., as Borrowers, and Sinopac Capital International (HK) Limited, as Lender, in respect of a loan of up to US$10,000,000 dated September 6, 2021(16)

4.28	Interest Rate Swap Agreement between Euroseas Ltd. and Eurobank SA/Athens dated October, 12, 2021(16)
4.29	Loan Agreement between Jonathan Shipowners Ltd., as Borrower, and HSBC Bank plc, as Lender in relation to a Secured Loan of US$15,000,000 dated October 22, 2021(16)
4.30

Facility Agreement between Antwerp Shipping Ltd, Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers, and Piraeus Bank S.A., as Lenders, in respect of revolving credit facility of up to US$16,500,000 dated November 26, 2021(16)

4.31

Loan Agreement between Marcos Shipping Ltd., as Borrower, and Eurobank S.A., as the Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to US$34,000,000 dated December 14, 2021(16)

4.32	Interest Rate Swap Agreement between Euroseas Ltd., and Piraeus Bank S.A. dated June 20, 2022
4.33	Loan Agreement between Rena Shipping Ltd. and Emmanuel Shipping Ltd., as Borrowers and each a Borrower, and HSBC Bank plc, as Lender in relation to a Secured Loan Agreement of US$19,250,000 dated September 13, 2022
4.34	Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Emmanuel Shipping Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022
4.35	Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Rena Shipping Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022
4.36	Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Jonathan Shippowners Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022
4.37	Addendum No. 13 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 8, 2023
4.38	Euroseas Ltd. 2021 Equity Incentive Plan
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(3)	Filed as an Exhibit to the Company’s Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(4)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(5)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-152089) on July 2, 2008.
(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(7)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(9)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 25, 2012.
(10)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.
(11)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 28, 2019.
(12)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on February 1, 2021.
(13)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2020.
(14)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 29, 2020.
(15)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2021.
(16)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 22, 2022.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By: /s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 28, 2023

Euroseas Ltd. and Subsidiaries

Consolidated financial statements

Index to consolidated financial statements

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroseas Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

Impairment of vessels – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels held for use for impairment involves an assessment of each vessel to determine whether events or changes in circumstances exist that may indicate that the carrying amount of the vessel, including any related intangible assets and liabilities, may not be recoverable. Total vessels as of December 31, 2022 were $216.6 million.

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

In developing estimates of future cash flows, the Company makes various assumptions including future charter rates which are the most sensitive. For the first two years, the Company estimates the future daily time charter equivalent rate for the vessels’ unfixed days based on the prevailing market charter rates. From the third year onwards, the Company uses the inflation-unadjusted historical average rates for similar size vessels over a 14-year period for 2022 which starts in 2009 and takes into account complete market cycles. These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the undiscounted net operating cash flows as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the future undiscounted net operating cash flows included the following among others:

We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:

1.	Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.

2.	Evaluating the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, 2) the Company’s budget, 3) historical rate information by vessel class published by third parties and 4) other external market sources, including analysts’ reports and reports on prospective market outlook.

3.	Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

4.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

April 28, 2023

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2021 and 2022

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	2021	2022
Assets
Current assets
Cash and cash equivalents		26,530,944	25,845,333
Restricted cash	9	167,285	2,193,173
Trade accounts receivable, net		1,274,729	572,961
Other receivables		1,722,885	5,515,311
Inventories	3	2,274,454	2,306,177
Prepaid expenses		382,729	350,206
Derivatives	15,17	540,753	1,142,682
Asset held for sale	5	-	8,909,172
Due from related company	8	-	32,146
Total current assets		32,893,779	46,867,161

Long-term assets
Vessels, net	5	176,111,486	216,570,426
Advances for vessels under construction	4	7,615,958	59,083,594
Restricted cash	9	4,800,000	3,400,000
Derivatives	15,17	-	2,669,244
Total assets		221,421,223	328,590,425

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	9	29,034,049	55,419,815
Trade accounts payable		2,804,194	5,160,068
Accrued expenses	6	1,702,925	1,756,383
Liability associated with asset held for sale	5	-	3,556,641
Accrued dividends	16	-	66,375
Deferred revenues		3,293,986	7,730,422
Due to related company	8	309,970	-
Total current liabilities		37,145,124	73,689,704

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2021 and 2022

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2021	December 31, 2022

Long-term liabilities
Long-term bank loans, net of current portion	9	89,004,951	51,812,086
Derivatives	15,17	952,666	-
Fair value of below market time charters acquired	7	17,461,586	34,933,438
Total long-term liabilities		107,419,203	86,745,524
Total liabilities		144,564,327	160,435,228
Commitments and contingencies	11
Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,294,541 and 7,116,206 issued and outstanding)	18	218,836	213,486
Additional paid-in capital		264,609,233	260,539,222
Accumulated deficit		(187,971,173)	(92,597,511)
Total shareholders’ equity		76,856,896	168,155,197
Total liabilities and shareholders’ equity		221,421,223	328,590,425

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2020, 2021 and 2022

(All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2020	2021	2022
Revenues
Time charter revenue		55,681,124	97,977,389	189,630,465
Commissions (including $504,892, $1,075,274 and $2,370,381, respectively, to related party)	8	(2,378,007)	(4,085,717)	(6,936,221)
Net revenue		53,303,117	93,891,672	182,694,244
Operating expenses / (income)
Voyage expenses	14	1,334,259	624,734	2,476,854
Vessel operating expenses (including $304,515, $233,635 and $353,842, respectively, to related party)	8, 14	32,219,689	29,739,437	37,667,191
Dry-docking expenses		536,199	4,094,693	9,506,675
Vessel depreciation	5	6,605,976	7,203,198	18,522,217
Related party management fees	8	5,293,199	4,294,789	4,920,063
General and administrative expenses (including $2,000,000, $2,460,000 and $2,420,000, respectively, to related party)	8, 12	3,041,435	3,491,120	4,571,030
Net (gain) / loss on sale of vessels (including $153,750, $0 and $0, respectively, to related party)	5, 8	(2,453,736)	9,417	-
Other operating income	19	(2,687,205)	(1,298,318)	(1,610,000)
Loss on write-down of vessel held for sale	5	121,165	-	-
Total operating expenses, net		44,010,981	48,159,070	76,054,030
Operating income		9,292,136	45,732,602	106,640,214
Other (expenses)/ income
Interest and other financing costs (including $361,283, $50,000 and $0, respectively, to related party)	8, 9	(4,125,150)	(2,779,729)	(5,072,619)
Loss on debt extinguishment	8, 9	(491,571)	-	-
(Loss) / gain on derivatives, net	15	(587,988)	(27,141)	4,355,657
Foreign exchange (loss) / gain		(63,007)	34,418	54,235
Interest income		17,011	3,510	267,429
Other expenses, net		(5,250,705)	(2,768,942)	(395,298)
Net income		4,041,431	42,963,660	106,244,916
Dividends to Series B preferred shares	16	(693,297)	(255,324)	-
Preferred deemed dividend	16	-	(345,628)	-
Net income attributable to common shareholders		3,348,134	42,362,708	106,244,916
Weighted average number of shares outstanding during the year, basic	13	5,753,917	6,976,905	7,181,561
Earnings per share attributable to common shareholders - basic	13	0.58	6.07	14.79
Weighted average number of shares outstanding during the year, diluted	13	5,753,917	6,993,405	7,190,107
Earnings per share attributable to common shareholders - diluted	13	0.58	6.06	14.78

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2020, 2021 and 2022

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance January 1, 2020	5,600,259	168,008	253,967,708	(233,682,015)	20,453,701
Net income	-	-	-	4,041,431	4,041,431
Dividends to Series B preferred shares	-	-	-	(693,297)	(693,297)
Issuance of shares sold at the market (ATM), net of issuance costs	200,000	6,000	490,718	-	496,718
Issuance of restricted shares for stock incentive award and share-based compensation	45,900	1,377	120,254	-	121,631
Issuance of shares in connection with related party loan converted to equity	702,247	21,067	2,345,504	-	2,366,571
Issuance of shares for contingent consideration in connection with acquisition of vessels	161,357	4,841	543,771	-	548,612
Shares forfeited	(817)	(25)	25	-	-
Balance December 31, 2020	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	42,963,660	42,963,660
Dividends to Series B preferred shares	-	-	-	(255,324)	(255,324)
Preferred deemed dividend	-	-	-	(345,628)	(345,628)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,487	608,746	-	611,233
Issuance of restricted shares for stock incentive award and share-based compensation	49,650	1,490	180,834	-	182,324
Issuance of shares in connection with Series B Preferred Shares converted to equity	453,044	13,591	6,351,673	-	6,365,264
Balance December 31, 2021	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896

(consolidated statements of shareholders’ equity continue on next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2020, 2021 and 2022

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	Accumulated Deficit	Total
Balance December 31, 2021	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896
Net income	-	-	-	106,244,916	106,244,916
Issuance of restricted shares for stock incentive award and share-based compensation	60,000	1,800	949,585	-	951,385
Repurchase and cancellation of common shares	(238,335)	(7,150)	(5,019,596)	-	(5,026,746)
Dividends declared and paid ($1.50 per share)	-	-	-	(10,871,254)	(10,871,254)
Balance December 31, 2022	7,116,206	213,486	260,539,222	(92,597,511)	168,155,197

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

	2020	2021	2022
Cash flows from operating activities:
Net income	4,041,431	42,963,660	106,244,916
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	6,605,976	7,203,198	18,522,217
Gain on hull & machinery claim	(2,687,205)	-	-
Loss on write-down of vessel held for sale	121,165	-	-
Amortization and write off of deferred charges	288,163	223,492	342,861
Net (gain) / loss on sale of vessels	(2,453,736)	9,417	-
Amortization of fair value of below market time charters acquired	(1,714,370)	(230,112)	(10,827,595)
Share-based compensation	121,631	182,324	951,385
Unrealized loss / (gain) on derivatives	565,748	(153,835)	(4,223,839)
Loss on debt extinguishment	491,571	-	-
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(1,297,926)	738,294	701,768
Prepaid expenses	282,216	(138,414)	32,523
Other receivables	47,479	143,739	(3,792,426)
Inventories	226,742	(612,032)	(31,723)
Due from related company	-	-	(32,146)
Increase / (decrease) in:
Due to related company	(771,490)	285,898	(309,970)
Trade accounts payable	(1,008,707)	(740,664)	2,014,706
Accrued expenses	(424,901)	393,352	53,458
Deferred revenues	(24,410)	2,344,622	4,436,436
Net cash provided by operating activities	2,409,377	52,612,939	114,082,571
Cash flows from investing activities:
Cash paid for vessels under construction	-	(7,615,958)	(50,866,784)
Cash paid for capitalized expenses and acquisition of vessels including attached time charter agreements	(647,069)	(66,474,058)	(39,822,933)
Insurance proceeds	2,343,606	-	-
Net proceeds and advances from sale of vessels	14,622,770	(9,417)	3,556,641
Net cash provided by / (used in) investing activities	16,319,307	(74,099,433)	(87,133,076)

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

(Continued)

	2020	2021	2022
Cash flows from financing activities:
Redemption of Series B preferred shares	-	(2,000,000)	-
Proceeds from issuance of common stock, net of commissions paid	715,550	743,553	-
Cash paid for share repurchase	-	-	(5,026,746)
Preferred dividends paid	(320,877)	(424,000)	-
Dividends paid	-	-	(10,804,879)
Offering expenses paid	(184,321)	(123,167)	(27,633)
Loan arrangement fees paid	-	(758,000)	(115,500)
Proceeds from long-term bank loans	-	75,500,000	19,250,000
Repayment of long-term bank loans	(17,905,920)	(23,791,840)	(30,284,460)
Repayment of related party loan	(625,000)	(2,500,000)	-
Net cash (used in) / provided by financing activities	(18,320,568)	46,646,546	(27,009,218)
Net increase / (decrease) in cash, cash equivalents and restricted cash	408,116	25,160,052	(59,723)
Cash, cash equivalents and restricted cash at beginning of year	5,930,061	6,338,177	31,498,229
Cash, cash equivalents and restricted cash at end of year	6,338,177	31,498,229	31,438,506
Cash breakdown
Cash and cash equivalents	3,559,399	26,530,944	25,845,333
Restricted cash, current	345,010	167,285	2,193,173
Restricted cash, long term	2,433,768	4,800,000	3,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	6,338,177	31,498,229	31,438,506

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

(Continued)

Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	4,253,625	2,447,089	5,100,982
Financing, and investing activities fees:
Offering expenses accrued	75,357	84,510	56,877
Payment-in-kind dividends	365,059	-	-
Capital expenditures included in liabilities	-	690,481	648,979
Accrued preferred dividends	168,676	-	-
Shares issued as consideration for acquisition of vessels	548,612	-	-
Shares issued in connection with related party loan converted to equity	2,366,571	-	-
Issuance of shares in connection with Series B Preferred Shares converted to equity	-	6,365,264	-
Dividends declared but not paid	-	-	66,375

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information

Euroseas Ltd. (the “Company” or “Euroseas”) was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the beneficial owners of certain ship-owning companies. On June 28, 2005, the beneficial owners exchanged all their shares in the ship-owning companies for shares in Friends Investment Company Inc., a newly formed Marshall Islands company. On June 29, 2005, Friends Investment Company Inc. then exchanged all the shares in the ship-owning companies for shares in Euroseas Ltd., thus becoming the sole shareholder of Euroseas Ltd. at that time. In January 2007, the Company pursued a public offering and its common shares started trading on the Nasdaq Global Market under the ticker symbol “ESEA” on January 31, 2007 and since June 26, 2015, its common shares trade on the Nasdaq Capital Market.

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

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 54.1% of the Company’s shares as of December 31, 2022.

As of  December 31, 2022, the Company had a working capital deficit of $26.8 million, which includes balloon loan repayments of $6.2 million, $6 million and $17.4 million due in  February 2023,  May 2023 and November 2023, respectively. For the year ended  December 31, 2022, the Company reported a net income and a net income attributable to common shareholders of $106.2 million and generated net cash from operating activities of $114.1 million. The Company’s cash balance amounted to $25.8 million, while cash in restricted and retention accounts amounted to $5.6 million as of  December 31, 2022. As noted in Note 4 below, the Company entered into agreements for the construction of nine container carriers. For the construction of the above vessels an amount of $107.5 million is payable in the twelve-month period ending  December 31, 2023. Another $134.0 million is payable until  June 30, 2024, within a remaining amount of $61.0 million payable by the end of 2024. All the payments are guaranteed by the Company. In addition, in February 2023, the Company signed a loan agreement and drew down $26.0 million for the partial debt financing of the first new building, M/V “Gregos” that was delivered on April 6, 2023 (see Note 20). The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations and funds from new mortgage debt financing for the vessels under construction. In the event that these sources are not sufficient, the Company  may also use funds from new mortgage debt financing for the vessels under construction and the five unencumbered vessels that the Company owns (following the full repayment of the balloon instalment due in February 2023, see Note 9-c), debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

●

Joanna Maritime Ltd., incorporated in the Republic of Liberia on June 10, 2013, owner of the Liberian flag 22,301 DWT / 1,732 TEU container carrier M/V “Joanna”, which was built in 1999 and acquired on July 4, 2013.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

●

Marcos Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 27, 2021, owner of the Panamanian flag 72,968 DWT / 6,350 TEU container carrier M/V “Marcos V”, which was built in 2005 and acquired on December 14, 2021.

●

Gregos Maritime Ltd., incorporated in the Republic of the Marshall Islands on December 14, 2020, entered on June 29, 2021, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4201). The vessel was delivered to the Company on April 6, 2023.

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

●

Monica Shipowners Ltd., incorporated in the Republic of Liberia on  March 15, 2022, entered on  March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4248). The vessel is expected to be delivered in the second quarter of 2024.

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

●

Dear Panel Shipping Ltd., incorporated in the Republic of Liberia on May 20, 2022, entered on May 20, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4251). The vessel is expected to be delivered in the fourth quarter of 2024.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

●

Symeon Shipping Ltd., incorporated in the Republic of Liberia on May 20, 2022, entered on May 20, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4252). The vessel is expected to be delivered in the fourth quarter of 2024.

●

Emmanuel Shipping Ltd., incorporated in the Republic of the Marshal Islands on April 27, 2022, owner of the Marshal Islands flag 50,796 DWT / 4,250 TEU container carrier M/V “Emmanuel P”, which was built in 2005 and acquired on May 24, 2022.

●

Rena Shipping Ltd., incorporated in the Republic of the Marshal Islands on April 27, 2022, owner of the Marshal Islands flag 50,796 DWT / 4,250 TEU container carrier M/V “Rena P”, which was built in 2007 and acquired on June 27, 2022.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

During the years ended December 31, 2020, 2021 and 2022, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2020	2021	2022
Zim Integrated Shipping Services Ltd.	-	-	21%
Maersk Line A/S	19%	21%	21%
Sealand Maersk Asia Pte. Ltd.	-	-	21%
CMA CGM, Marseille	17%	24%	11%
Vasi Shipping Pte. Ltd., Singapore	-	15%	-
MSC Geneva	18%	-	-
New Golden Sea Shipping Pte. Ltd., Singapore	10%	-	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. No allowance for doubtful accounts was recorded for any of the periods presented

Inventories

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2021 and 2022.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Revenue and expense recognition

Revenues are generated from time charters. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2020, 2021 and 2022 the duration of the Company’s time charter contracts ranged from 20 days to 4 years and certain time charter contracts included renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

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

Both the lease component and non-lease component are earned by the passage of time. The performance obligations in a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight-line basis over the charter period.

Charter fees received in advance are recorded as a liability (deferred revenue) until charter services are rendered.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Offering expenses

Expenses directly attributable to an equity offering are deferred and are either presented against paid-in capital when the offering is completed or are written-off and charged to “General and administrative expenses” in the consolidated statements of operations when it is probable that the offering will be aborted.

Share repurchases

The Company records the repurchase of its common shares at cost. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels, including any related intangible assets and liabilities, may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company records a charge under “Impairment loss” in the consolidated statement of operations, to the extent the vessel’s carrying value exceeds its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2021 and 2022, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Recent accounting pronouncements

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU 2020-04”). ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, “Reference Rate Reform (Topic 848), Scope” (“ASU 2021-01”), which clarifies certain provisions in Topic 848, if elected by an entity, to apply to derivative instruments that use interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The FASB included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The Company has not yet modified any contracts under the expedients or exceptions allowed by ASU 2020-04 or ASU 2021-01. If and when a contract modification within the scope of ASU 2020-04 occurs, it is not expected to have a material impact on our consolidated financial statements.

3.	Inventories

Inventories consisted of the following:

	2021	2022
Lubricants	1,851,508	2,306,177
Victualing	105,527	-
Bunkers	317,419	-
Total	2,274,454	2,306,177

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

4.	Advances for vessels under construction - Continued

On  June 29, 2021, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The first newbuilding was delivered on April 6, 2023 and the second one is scheduled to be delivered during the third quarter of 2023, respectively. The total consideration for these two newbuilding contracts is approximately $80.5 million. Within the years ended  December 31, 2021 and 2022, the Company paid an amount of $7.6 million and $19.0 million, respectively, related to shipyard installments for the construction of these two vessels.

On January 28, 2022, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the first and second quarter of 2024, respectively. The total consideration for these two newbuilding contracts is approximately $89.7 million. Within the year ended December 31, 2022 the Company paid $12.8 million related to shipyard installments for the construction of these two vessels.

On March 18, 2022, the Company signed a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The three newbuildings are scheduled to be delivered during the second quarter of 2024. The total consideration for the construction of the three vessels is approximately $103.8 million. Within the year ended December 31, 2022 the Company paid $10.2 million related to shipyard installments for the construction of these three vessels.

On May 20, 2022, the Company signed a contract for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $86.7 million. Within the year ended December 31, 2022 the Company paid $8.6 million related to shipyard installments for the construction of these two vessels.

Advances for vessels under construction of $7.6 million and $50.6 million as of  December 31, 2021 and 2022, respectively, are included in the consolidated balance sheets and relate mainly to progress payments according to the agreements entered into with the shipyard, capitalized interest as well as legal and other costs related to the construction. See Note 11 for the outstanding commitments to the shipyard. The Company intends to finance the cost of all newbuilding contracts with a combination of debt and own cash.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2021	116,331,440	(17,872,993)	98,458,447
- Depreciation for the year	-	(7,203,198)	(7,203,198)
- Vessel acquisitions and improvements	84,856,237	-	84,856,237
Balance, December 31, 2021	201,187,677	(25,076,191)	176,111,486
- Depreciation for the year	-	(18,522,217)	(18,522,217)
- Vessel held for sale	(11,494,650)	2,995,781	(8,498,869)
- Vessel acquisitions and improvements	67,480,026	-	67,480,026
Balance, December 31, 2022	257,173,053	(40,602,627)	216,570,426

During the year ended December 31, 2021, two vessels completed the installation of the Water Ballast Treatment (“WBT”) systems with a total cost of $0.5 million. The Company also spent another $0.4 million installing smart monitoring systems onboard the Company’s vessels. Capitalized expenses for the year ended December 31, 2022, mainly refer to the installation of WBT systems, as five vessels completed the installation of the system for a total cost of $1.5 million. The Company also spent another $0.4 million installing smart monitoring systems onboard the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

Vessels acquired / delivered

On September 2, 2021, Jonathan Shipowners Ltd., signed a memorandum of agreement to purchase M/V “Piraeus Trader II”, a 23,357 DWT / 1,740 TEU, 2006-built feeder container carrier, for a purchase price of $25,500,000 plus costs to make the vessel available for use of $271,926, resulting in a total cost of 25,771,926. The vessel was delivered to the Company on October 18, 2021 and was renamed to “Jonathan P”.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

On April 26, 2022, Emmanuel Shipping Ltd., signed a memorandum of agreement to purchase M/V “Seaspan Melbourne”, a 50,796 DWT / 4,250 TEU, 2005-built intermediate container carrier and its attached time charter, for a purchase price of $17,500,000, from which $33,259,241 was allocated to the vessel plus costs to make the vessel available for use of $179,130, resulting in a total amount of $33,438,371 presented within “Vessels, net” in the consolidated balance sheet. In addition, an amount of $15,759,241 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the consolidated balance sheet (see Note 7). The vessel was delivered to the Company on May 24, 2022 and was renamed to “Emmanuel P”.

On April 26, 2022, as amended on June 14, 2022, Rena Shipping Ltd., signed a memorandum of agreement to purchase M/V “Seaspan Manila” a 50,796 DWT / 4,250 TEU, 2007-built intermediate container carrier and its attached time charter, for a purchase price of $17,500,000, from which $30,040,206 was allocated to the vessel plus costs to make the vessel available for use of $2,084,509, resulting in a total amount of $32,124,715 presented within “Vessels, net” in the consolidated balance sheet. In addition, an amount of $12,540,206 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the consolidated balance sheet (see Note 7). The vessel was delivered to the Company on June 27, 2022 and was renamed to “Rena P”.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Sale of vessels

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

On December 23, 2022, Bridge Shipping Ltd. signed a memorandum of agreement to sell M/V “Akinada Bridge”, a 71,366 DWT / 5,610 TEU 2001-built intermediate container carrier, for scrap, at a gross price of $14.2 million, following a strategy of disposing older vessels, combined with the analysis of the repair options of a damage identified in the fourth quarter of 2022 (refer also to Note 19). As of December 31, 2022, the vessel was classified as held for sale at its net book value of $8.5 million, together with its inventory on board amounting to $0.4 million. The total amount is presented in the “Asset held for sale” line in the current assets section of the consolidated balance sheet. In respect of the sale the amount of $3.6 million collected as an advance for the vessel sale was classified as a “Liability associated with asset held for sale” and is presented under the current liabilities section of the consolidated balance sheet. The vessel was delivered to her new owners on January 9, 2023. The gain on the sale of the vessel is $5.2 million.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Impairment analysis

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2022, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. As of December 31, 2021, there were no indicators of impairment for any of the Company’s vessels.

As of December 31, 2022, fifteen of the Company’s vessels with a carrying value of $211.3 million are mortgaged as collateral under the Company’s loan agreements (refer Note 9), while two of the Company’s vessels, M/V “Diamantis P” and M/V “Joanna” are unencumbered. M/V “Akinada Bridge” with a carrying value of $8.5 million, which is classified as held for sale as of December 31, 2022, is also unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

6.	Accrued Expenses

The accrued expenses consisted of:

	December 31, 2021	December 31, 2022

Accrued payroll expenses	604,761	218,506
Accrued interest expense	282,724	470,694
Accrued general and administrative expenses	119,750	117,624
Accrued commissions	239,313	79,199
Other accrued expenses	456,377	870,360
Total	1,702,925	1,756,383

7.	Fair Value of Below Market Time Charters Acquired

As part of the acquisition of M/V “Marcos V”, in December 2021, which was acquired by the Company with time charter agreement attached, expiring in July 2025, the Company recognized a liability of $17,691,698, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rate was below market rates on the date of the transfer (Level 2).

As part of the acquisition of M/V “Emmanuel P”, in May 2022, which was acquired by the Company with time charter agreement attached, expiring in March 2025, the Company recognized a liability of $15,759,241, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rate was below market rates on the date of the transfer (Level 2).

As part of the acquisition of M/V “Rena P”, in June 2022, which was acquired by the Company with time charter agreement attached, expiring in February 2025, the Company recognized a liability of $12,540,206, included in “Fair value of below market time charters acquired” in the consolidated balance sheets, since it was determined that the respective charter rate was below market rates on the date of the transfer (Level 2).

For the years ended December 31, 2020, 2021 and 2022, the amortization of fair value of the below market acquired time charters analyzed above was $1,714,370, $230,112 and $10,827,595, respectively, and is included under “Time charter revenue” in the consolidated statements of operations.

The unamortized balance of this intangible liability as of December 31, 2022 was $34,933,438 (net of accumulated amortization of $11,057,707) will be amortized over a weighted average period of 2,28 years by July 2025 as per the table below.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

7.	Fair Value of Below Market Time Charters Acquired - Continued

As of December 31, 2022, the remaining carrying amount of unamortized below market acquired time charter will be amortized in future years as follows:

For the year ending December 31,	Below market acquired charters
2023	(15,411,223)
2024	(15,223,724)
2025	(4,298,491)
Total	$(34,933,438)

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager (see Note 1) which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily management fee (see below), under the Company’s Master Management Agreement. An additional fixed management fee (see below) is paid to the Manager for the provision of management executive services.

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

The MMA provided for a 5% discount of the daily vessel management fee for the period during which the number of the Euroseas-owned vessels (including vessels in which Euroseas is a part owner) managed by the Manager was greater than 20 (“volume discount”). The daily vessel management fee was set at Euro 685 per day per vessel in operation and 342.5 Euros per day per vessel in lay-up after the 5% discount. The MMA was further renewed on January 1, 2018 for an additional five-year term until January 1, 2023 with the 5% volume discount permanently incorporated in the daily management fee. The daily management fee remained unchanged at Euro 685 for the years ended December 31, 2020 and 2021. From January 1, 2022, the vessel fixed management fee was adjusted for inflation at Euro 720 (approximately $770, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in operation and Euro 360 (approximately $385, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in lay-up. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 (approximately $829, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in operation and Euro 387.5 (approximately $415, using the exchange rate as of December 31, 2022, which was $1.07 per euro) per day per vessel in lay-up.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

Vessel management fees paid to the Manager amounted to $5,293,199, $4,294,789 and $4,920,063 in 2020, 2021 and 2022, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. The amount of executive compensation was set at $2,000,000 for each of the years ended December 31, 2020, 2021 and 2022. The Company incurred costs of $2,000,000, $2,460,000 and $2,420,000 in 2020, 2021 and 2022, respectively, which are recorded in “General and administrative expenses” in the consolidated statements of operations. The amount of fixed costs reported for the years ended December 31, 2021 and 2022, include an amount of $460,000 and $420,000, respectively, paid as a special bonus to the Manager’s employees and consultants. The executive management fee will be adjusted annually for Eurozone inflation every January 1. For the year 2023 the amount for the executive compensation, before bonuses, was increased to $2,150,000 to account for inflation.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2021, the amount due to related company was $309,970. As of December 31, 2022, the amount due from related company was $32,146. Based on the MMA between Euroseas Ltd. and Euroseas’ ship owning subsidiaries and the Manager an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each quarter to the Manager.

On  September 30, 2019, the Company reached an agreement with a related party, Colby Trading Ltd. (“Colby”), a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw a $2.5 million loan to finance the special survey and WBT system installation on M/V “Akinada Bridge”. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. The Company paid $160,035 on interest for the year ended  December 31, 2020. Within the second quarter of 2020 the Company repaid $625,000 of the above loan. In  November 2020, the outstanding amount of the loan was converted into Company’s common shares. For further details refer to Note 18.

On  November 1, 2019, the Company entered into a second agreement with Colby Trading Ltd., to draw another $2.5 million loan to finance working capital needs. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. The Company paid $201,248 and $50,000 on interest for this loan for the years ended  December 31, 2020 and 2021, respectively. The loan was repaid in  March 2021.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. Commissions to Eurochart for vessel sales were $153,750, nil and nil in 2020, 2021 and 2022, respectively, recorded in “Net gain / (loss) on sale of vessels” in the consolidated statements of operations. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. For the acquisition of M/V “Marcos V” the Company also paid Eurochart a commission of $0.4 million, equaling to 1% of the purchase price of the vessel. In October 2021, the Company withheld the amount of $255,000 from the sellers of the M/V “Jonathan P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. In May and June 2022, the Company withheld the amount of $175,000 and $175,000, respectively, from the sellers of M/V “Emmanuel P” and M/V “Rena P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the two vessels. Commissions to Eurochart for chartering services were $504,892, $1,075,274 and $2,370,381 in 2020, 2021 and 2022, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with two other unrelated ship management companies, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $100,837 and $203,678 in 2020, $77,896 and $155,739 in 2021, and $118,614 and $235,228 in 2022, respectively. These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2021	December 31, 2022
Noumea Shipping Ltd. / Gregos Shipping Ltd.	(a)	9,375,000	7,875,000
Diamantis Shipowners Ltd.	(b)	2,384,460	-
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	(c)	8,450,000	6,650,000
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(d)	40,300,000	31,100,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	(e)	9,500,000	7,500,000
Jonathan Shipowners Ltd.	(f)	15,000,000	10,600,000
Marcos Shipping Ltd.	(g)	34,000,000	26,000,000
Rena Shipping Ltd. / Emmanuel Shipping Ltd.	(h)	-	18,250,000
		119,009,460	107,975,000
Less: Current portion		(29,284,460)	(55,765,000)
Long-term portion		89,725,000	52,210,000
Deferred charges, current portion		250,411	345,185
Deferred charges, long-term portion		720,049	397,914
Long-term bank loans, current portion net of deferred charges		29,034,049	55,419,815
Long-term bank loans, long-term portion net of deferred charges		89,004,951	51,812,086

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans - continued

The future annual loan repayments are as follows:

To December 31:
2023	55,765,000
2024	22,440,000
2025	29,770,000
Total	107,975,000

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans - continued

(a)

On May 30, 2019, the Company signed a term loan facility with Eurobank Ergasias S.A. (“Eurobank”) in relation to the financing of M/V “EM Astoria” and M/V “Evridiki G” totaling $12.0 million or 55% of the aggregate market value of the two aforementioned vessels. The loan was used to refinance the existing facilities of Noumea Shipping Ltd. and Gregos Shipping Ltd. and to provide working capital. The loan is payable in 16 equal consecutive quarterly principal installments of $375,000 followed by a balloon amount of $6,000,000 to be paid together with the last principal installment in May 2023. The margin of the loan is 3.90% over LIBOR. On June 26, 2020, Eurobank agreed to defer the amount of $1,125,000 (the remaining three installments of 2020) to be repaid together with the balloon payment in May 2023, increasing the balloon amount to $7,125,000. The loan is secured with (i) first priority mortgages over M/V “Evridiki G” and M/V “EM Astoria”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for the facility is set to 140%.

(b)

On July 29, 2019, the Company signed a term loan facility with Piraeus Bank S.A. (“Piraeus”) for an amount not exceeding the lesser between $4,000,000 and 90% of the scrap value of M/V “Diamantis P”. On July 31, 2019, a loan of $3,667,680 was drawn by Diamantis Shipping Ltd. to partly finance the acquisition of M/V “Diamantis P”. The loan was payable in twelve equal consecutive quarterly installments of $160,460 plus a balloon amount of $1,742,160 payable together with the last instalment in July 2022. The margin of the loan was 3.50% over LIBOR. On July 29, 2020, the Company signed a supplemental agreement with Piraeus under which it was agreed to defer the amount of $160,460, representing half of the installments of the third and the fourth quarter of 2020 to be repaid together with the balloon payment in July 2022, increasing the balloon amount to $1,902,620. On July 29, 2022, Diamantis Shipowners Ltd. repaid the full amount of outstanding indebtedness amounting to $2,063,540, by using the Company’s own funds and became unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(c)

On July 30, 2019, the Company signed a term loan facility with HSBC Bank Plc. (“HSBC”) for an amount of $12,500,000. The loan was used to partly finance the acquisition of M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on August 8, 2019. The loan was payable in fourteen consecutive equal quarterly installments of $450,000 plus a balloon payment of $6,200,000 payable together with the last instalment in February 2023. The loan bore interest at LIBOR plus a margin of 2.95%. The loan was secured with (i) first priority mortgages over M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for the facility is set to 130%. On February 6, 2023, the Company repaid the full amount of outstanding indebtedness amounting to $6,650,000, by using the Company’s own funds and the three abovementioned vessels became unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

On November 26, 2021, the Company signed a new facility agreement with Piraeus in addition to the existing abovementioned facility and on November 29, 2021 drew the amount of $16,500,000 in order to finance general corporate needs of the Company. The loan is payable in sixteen consecutive quarterly instalments, the first four in the amount of $1,500,000 each, the next eleven in the amount of $560,000 each and a last instalment of $4,340,000. The loan bears interest at LIBOR plus a margin of 2.60%. The Company paid loan arrangement fees of $115,000 within 2021 for this loan. The security cover ratio covenant for the facility was set to 125%, the same with the existing facility.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(e)

On September 6, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited (“Sinopac”) for an amount of up to $10,000,000, in order to refinance the existing indebtedness of M/V “Aegean Express” and M/V “EM Corfu.”, amounting to $5,525,000 as of the date of refinancing, and for working capital purposes. The facility was available in two advances. Both advances of $3,500,000 and $6,500,000 were drawn on September 9, 2021 by Jonathan John Shipping Ltd. and Corfu Navigation Ltd. as the borrowers. The loan is payable in sixteen consecutive quarterly installments of $500,000 each, followed by a balloon payment of $2,000,000 to be paid together with the last installment in September 2025. The loan bears interest at LIBOR plus a margin of 3.50%. The loan is secured with the following: (i) first priority mortgages over M/V “Aegean Express” and M/V “EM Corfu”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $225,000 within 2021 for this loan.

(f)

On October 22, 2021, the Company signed a term loan facility with HSBC, and on October 26, 2021, a loan of $15,000,000 was drawn by Jonathan Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Jonathan P” and to finance general corporate purposes of the Company. The loan is payable in twelve consecutive quarterly installments of $1,100,000 followed by a balloon payment of $1,800,000 payable together with the last installment in October 2024. The loan bears interest at LIBOR plus a margin of 2.35%. The loan is secured with the following: (i) first priority mortgage over M/V “Jonathan P”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $117,500 within 2021 for this loan. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged.

(g)

On December 14, 2021, the Company signed a term loan facility with Eurobank, and a loan of $34,000,000 was drawn by Marcos Shipping Ltd. in order to finance part of the acquisition cost of M/V “Marcos V”. The loan is payable in sixteen consecutive quarterly installments, comprising twelve installments of $2,000,000 followed by four installments of $750,000 each and by a balloon payment of $7,000,000 payable together with the last installment in December 2025. The loan bears interest at LIBOR plus a margin of 2.80%. The loan is secured with the following: (i) first priority mortgage over M/V “Marcos V”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $300,000 within 2022 for this loan.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(h)

On September 13, 2022, the Company signed a term loan facility with HSBC, and a loan of $19,250,000 was drawn by Rena Shipping Ltd. and Emmanuel Shipping Ltd., in order to finance general corporate purposes of the borrowers and the guarantor, being the Company. The loan is payable in ten consecutive quarterly installments of $1,000,000 each and by a balloon payment of $9,250,000 payable together with the last installment in June 2025. The loan bears interest at Secured Overnight Financing Rate (Term SOFR) plus a margin of 1.95%. The loan is secured with the following: (i) first priority mortgages over M/V “Emmanuel P” and M/V “Rena P”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $115,500 within 2022 for this loan. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged.

In addition to the terms specific to each bank loan described above, all the above bank loans are secured with a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $4,967,285 and $5,593,173 as of December 31, 2021 and 2022, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2022, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2020, 2021 and 2022 amounted to $3,836,985, $2,556,237 and $4,729,759 respectively. Capitalized interest was recorded only for the year ended December 31, 2022 and amounted to $544,639.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Under the Code, a corporation will be exempt from U.S. federal income tax if its stock is primarily and regularly traded on an established securities market in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which is referred to as the “Publicly Traded Test”. Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of shares traded on such market during the taxable year must be at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

For the taxable years 2020, 2021 and 2022 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

As of December 31, 2022, future gross minimum revenues under non-cancellable time charter agreements total $273.8 million. The amount of $143.7 million is due in the year ending December 31, 2023, $103.0 million due in the year ending December 31, 2024, $22.1 million due in the year ending December 31, 2025 and another $5.0 million due in the year ending December 31, 2026. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for normal periodic maintenance of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  December 31, 2022, the Company had under construction nine container carriers with a total contracted amount of $360.7 million. Within 2021 and 2022, the Company paid an amount of $7.6 million and $50.6 million as part of instalments of the contract for all vessels under construction, leaving an outstanding amount of $302.5 million as of December 31, 2022, of which an amount of $107.5 million is payable in the year ending  December 31, 2023 and $195.0 million is payable in the year ending  December 31, 2024. The Company intends to finance these commitments with bank financing and own cash.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

In November 2021, our Board of Directors approved a new equity incentive plan (the "2021 Plan") to replace the Company’s 2018 equity incentive plan ( the “2018 Plan”), which was administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Equity Incentive Plan's adoption date. The 2021 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Equity Incentive Plan's adoption date. The persons eligible to receive awards under the 2018 Plan are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2018 Plan and the 2021 Plan during the three year period ended December 31, 2022 are noted below.

a)

On November 21, 2018 an award of 15,681 non-vested restricted shares, was made to 18 key persons of which 50% vested on November 16, 2019 and 50% vested on November 16, 2020; awards to officers and directors amounted to 9,021 shares and the remaining 6,660 shares were awarded to employees of Eurobulk.

b)

On November 4, 2019 an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% vested on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk.

c)

On November 5, 2020 an award of 45,900 non-vested restricted shares, was made to 16 key persons of which 50% vested on November 16, 2021 and the remaining 50% vested on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk.

d)

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% vested on July 1, 2022 and 50% will vest on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

e)

On November 3, 2022 an award of 60,000 non-vested restricted shares, was made to 31 key persons of which 50% will vest on November 16, 2023 and 50% will vest on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The compensation cost that has been charged against income for awards was $121,631, $182,324 and $951,385, for the years ended December 31, 2020, 2021 and 2022, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards.

A summary of the status of the Company’s non-vested shares as of December 31, 2020, 2021 and 2022, and the movement during the years ended December 31, 2020, 2021 and 2022, are presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value

Non-vested on January 1, 2020	23,284	8.28
Granted	45,900	2.71
Vested	(15,064)	8.34
Forfeited	(817)	8.39
Non-vested on December 31, 2020	53,303	3.46

Non-vested on January 1, 2021	53,303	3.46
Granted	49,650	26.26
Vested	(30,360)	3.47
Non-vested on December 31, 2021	72,593	19.05

Non-vested on January 1, 2022	72,593	19.05
Granted	60,000	18.98
Vested	(48,350)	17.05
Non-vested on December 31, 2022	84,243	20.15

As of December 31, 2022, there was $1,452,778 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2021 Plan and is expected to be recognized over a weighted-average period of 0.88 years. The total fair value at grant-date of shares granted during the years ended December 31, 2020, 2021 and 2022 was $124,389, $1,303,809 and $1,138,800 respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

13.	Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	2020	2021	2022
Income:
Net income	4,041,431	42,963,660	106,244,916
Dividends to Series B preferred shares	(693,297)	(255,324)	-
Preferred deemed dividend	-	(345,628)	-
Net income attributable to common shareholders	3,348,134	42,362,708	106,244,916
Weighted average common shares –outstanding, basic	5,753,917	6,976,905	7,181,561
Basic earnings per share	0.58	6.07	14.79

Effect of dilutive securities:
Dilutive effect of non-vested shares	-	16,500	8,546
Weighted average common shares –outstanding, diluted	5,753,917	6,993,405	7,190,107
Diluted earnings per share	0.58	6.06	14.78

For the years ended December 31, 2020, the effect of 53,303 non-vested stock awards and of 8,365 Series B Convertible Perpetual Preferred Shares ("Series B Preferred Shares"), respectively, was anti-dilutive. The number of dilutive securities was nil shares in 2020. Hence for the year ended December 31, 2020, “Basic earnings per share” equals “Diluted earnings per share”. For the years ended December 31, 2021 and 2022, the denominator of the diluted earnings per share calculation includes 16,500 and 8,546 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

14.	Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December 31,
	2020	2021	2022
Voyage expenses
Port charges and canal dues	451,586	253,855	523,943
Bunkers	882,673	370,879	1,952,911
Total	1,334,259	624,734	2,476,854

Vessel operating expenses
Crew wages and related costs	17,866,847	15,961,904	19,170,601
Insurance	2,947,937	2,917,042	4,364,430
Repairs and maintenance	1,316,864	1,247,176	1,563,886
Lubricants	2,609,647	2,471,994	3,426,772
Spares and consumable stores	6,245,518	5,784,004	7,443,502
Professional and legal fees	255,948	212,108	272,142
Other	976,928	1,145,209	1,425,858
Total	32,219,689	29,739,437	37,667,191

15.	Derivative Financial Instruments

Interest rate swaps

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

On June 16, 2022, the Company entered into one interest rate swap contract with Piraeus for a notional amount of $20.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under the terms of the swap, Piraeus makes a quarterly payment to the Company equal to the daily SOFR index while the Company pays a fixed rate of 3.41% based on the relevant notional amount.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

15.	Derivative Financial Instruments - continued

The interest rate swap contracts did not qualify for hedge accounting as of December 31, 2021 and 2022.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2021	December 31, 2022
Interest rate swap contracts	Current assets – Derivatives	540,753	1,142,682
Interest rate swap contracts	Long - term assets – Derivatives	-	2,669,244
Total derivative assets		540,753	3,811,926
Interest rate swap contracts	Long-term liabilities – Derivatives	952,666	-
Total derivative liabilities		952,666	-

Derivatives not designated as hedging instruments	Location of gain (loss) recognized	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Interest rate swap contracts– Unrealized (loss) / gain	(Loss) / gain on derivatives, net	(565,748)	153,835	4,223,839
Interest rate swap contracts- Realized (loss) / gain	(Loss) / gain on derivatives, net	(22,240)	(180,976)	131,818
Total net (loss) / gain on interest rate swap contracts		(587,988)	(27,141)	4,355,657

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

16.	Preferred shares

	Number of Shares	Preferred Shares Amount	Dividends paid-in-kind	Total
Balance, January 1, 2020	8,000	6,849,522	805,055	7,654,577
Dividends declared	365	-	365,059	365,059
Balance, December 31, 2020	8,365	6,849,522	1,170,114	8,019,636
Redemption of Preferred shares	(2,000)	(2,000,000)	-	(2,000,000)
Preferred shares converted to common shares	(6,365)	(5,195,150)	(1,170,114)	(6,365,264)
Preferred deemed dividend	-	345,628	-	345,628
Balance, December 31, 2021 and 2022	-	-	-	-

On January 27, 2014, the Company entered into an agreement to sell 25,000 Series B Preferred Shares to a fund managed by Tennenbaum Capital Partners, LLC ("TCP") and 5,700 Series B Preferred Shares to Preferred Friends Investment Company Inc, an affiliate of the Company, for total net proceeds of approximately $29 million. The redemption amount of the Company’s Series B Preferred Shares was $1,000 per share. The Company used the proceeds for the acquisition of vessels and general corporate purposes. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5%.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

16.	Preferred shares - continued

The dividend rate increased to 12% for the two years following January 29, 2019 and would increase to 14% thereafter and was payable only in cash. Cash dividends were declared at each quarter and actual payments were made within the following quarter. If a cash dividend was paid on the Company's common stock after January 29, 2019, the holders of Series B Preferred Shares should receive an additional cash dividend in an amount equal to 40% of the common stock dividend it would have received on an as-converted basis. The Series B Preferred Shares could be converted at the option of their holders at any time, and at the option of the Company only if certain share price and liquidity milestones were met. Each Series B Preferred Share was convertible into common stock at a conversion price of $15.58 (as adjusted in September 2015 following the shareholders’ rights offering of the Company) subject to further adjustment for certain events. The Series B Preferred Shares were redeemable in cash by the Company at any time after the fifth anniversary of the original issue date. Holders of the Series B Preferred Shares could require the Company to redeem their shares only upon the occurrence of certain corporate events.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

16.	Preferred shares - continued

In January 2021, the Company agreed to redeem 2,000 of the outstanding balance of its Series B Preferred Shares and paid $2,000,000 to the Series B Preferred Shares shareholders. In connection with the redemption, the Company agreed with its Series B Preferred Shares shareholders to set the dividend rate of its Series B Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind at the Company’s option until  January 29, 2023, after which date the dividend rate would increase to 14%, and would be payable only in cash. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. The difference between (1) the fair value of the consideration transferred to the holders of the Series B Preferred Shares (comprising the cash payment and the shares offered) and (2) the carrying amount of the Series B Preferred Shares before the redemption and the conversion (net of issuance costs) amounted to $345,628, and was recorded as preferred deemed dividend.

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

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivatives and amount due from related company. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable and accrued expenses.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

17.	Financial Instruments - continued

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “(Loss) / gain on derivatives, net” in the consolidated statements of operations. As of December 31, 2022, the Company had three open swap contracts for a notional amount of $60.0 million.

Concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentration of credit risk consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with high credit quality financial institutions. The Company performs periodic evaluation of the relative credit standing of these financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable as the Company in most cases gets paid in advance. The Company  may be exposed to credit risk in the event of non-performance by its counterparties to derivative instruments; however, the Company limits its exposure by transacting with counterparties with high credit ratings.

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

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2022
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$1,142,682	-	$1,142,682	-
Interest rate swap contracts, long-term portion	$2,669,244	-	$2,669,244	-

	Fair Value Measurement as of December 31, 2021
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$540,753	-	$540,753	-
Liabilities
Interest rate swap contracts, long-term portion	$952,666	-	$952,666	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

17.	Financial Instruments - continued

Asset Measured at Fair Value on a Non-recurring Basis

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade account payable, accrued expenses and amount due from related company approximate their individual carrying amounts as of December 31, 2021 and 2022, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2022, due to the variable interest rate nature thereof. LIBOR and SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate, being the LIBOR or SOFR.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

During August 2020, following the Company’s prospectus supplement filed with the SEC on May 12, 2020, as further supplemented by the prospectus dated May 29, 2020, the Company issued and sold at-the-market (ATM) 200,000 shares of common stock for gross proceeds net of commissions of $0.72 million.

In addition, during the year ended December 31, 2020, the Company issued 45,900 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

18.	Common Stock - continued

On November 16, 2020, the Company issued 161,357 shares to Synergy Holdings Ltd. as a result of a contingent payment agreed upon on November 7, 2019 as part of the agreement for the acquisition of the vessels M/V "Synergy Busan", M/V "Synergy Keelung", M/V "Synergy Oakland" and M/V "Synergy Antwerp".

On November 24, 2020, the Company received notice from Colby Trading Ltd (“Colby”), which had provided Euroseas with a loan of $2.5 million in September 2019, whereby Colby exercised its right to convert the outstanding balance of the loan of $1.875 million into common shares of the Company as per the terms of the loan. As a result, the Company issued 702,247 common shares to Colby. The conversion price was the lowest closing price over the fifteen business days prior to the conversion notice as per the terms of the loan.

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

In addition, during the year ended December 31, 2021, the Company issued 49,650 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

In May 2022, the Company’s Board of Directors approved a share repurchase program for up to a total of $20 million of the Company's common stock. The Board will review the program after a period of 12 months. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and  may be suspended or reinstated at any time at the Company's discretion and without notice. During the year ended December 31, 2022, the Company repurchased under its share repurchase program and cancelled 238,330 shares of common stock, in open market transactions, for an aggregate consideration of approximately $5.03 million.

In addition, during the year ended December 31, 2022, the Company issued 60,000 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

In May 2022, the Board of Directors reinstated the Company’s common stock dividend plan. In the year ended December 31, 2022, the Company declared and paid a dividend of $0.50 per share of common stock in each of May, August and November amounting to $10.87 million.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

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

In the year ended December 31, 2021, the Company recognized “Other operating income” of $0.2 million relating to the collection of amounts previously written off, relating to accounts with charterers of sold vessels. The Company also reached a settlement agreement in relation to a dispute with a fuel oil supplier dating back in 2009 in respect of vessel “Ninos”, to pay $0.06 million to the claimants in order for them to withdraw their claim, recording “Other operating income” of $0.1 million, against the provision of $0.15 million already booked in prior years. Additionally, the Company recognized another $1.0 million of “Other operating income” consisting of the proceeds of a claim award related to the sale of one of the Company’s vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

In the year ended December 31, 2022, the Company recognized “Other operating income” of $1.61 million. The amount is comprised of other operating expenses of $0.35 million related to settlement of accounts with charterers and other operating income of $1.96 million related to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance in relation to M/V Akinada Bridge. More specifically, a damage on the vessel’s tailshaft system was identified while the vessel was in drydock, and after completing an evaluation for the type of repairs required, during which the vessel was idle, the Company agreed with the H&M underwriters an “unrepaired damage” claim. All these amounts are included under “Other operating income” in the consolidated statement of operations for the year ended December 31, 2022.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2021 and 2022 and for the

years ended December 31, 2020, 2021 and 2022

(All amounts expressed in U.S. Dollars)

20.	Subsequent Events

(a)

On January 9, 2023, following a memorandum of agreement signed on 23 December, 2022, between Bridge Shipping Ltd. and a ship recycling company to sell M/V “Akinada Bridge” for scrap, the vessel was delivered to her new owners (see Note 5).

(b)

On January 26, 2023, Continental Shipping Line, Singapore (CSL), the charterers of M/V Aegean Express, repudiated its charter as the vessel was completing its scheduled drydock. The specific charter’s duration was scheduled to end in April 2025 and the rate was agreed at $41,000 per day.

(c)	During January, February, March and April 2023, the Company under its share repurchase program, repurchased 110,084 shares of common stock for an amount net of expenses paid of $2.0 million.

(d)

On  March 30, 2023, the Company signed a loan agreement with a major commercial banking institution for a loan up to the lesser of $26.0 million or up to 67% of the vessel’s market value for the financing part of the construction cost of M/V “Gregos” (Hull No. 4201). The drawdown of $26.0 million took place on March 31st 2023. The loan is payable in twenty eight consecutive quarterly instalments, twelve in the amount of $700,000 and sixteen in the amount of $450,000, with a $10,400,000 balloon payment to be made with the last installment. In case of lower utilization, the repayments will be reduced pro-rata. The interest rate margin is 2.15% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Gregos" (Hull No. 4201), (ii) first assignment of earnings and insurance of M/V "Gregos" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(e)	On April 6, 2023 the Company took delivery of its first newbuilding vessel, M/V “Gregos”.