Form 20-F
period 2023-12-31
EUROSEAS LTD.
filed 2024-04-30
CIK 1341170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report
7,014,331 common shares, $0.03 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.
☐Yes ☒ No

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

☒Yes ☐ No

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

†The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS

Euroseas Ltd. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This annual report contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

●	our future operating or financial results;

●	future, pending or recent acquisitions, joint ventures, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

●	container shipping industry trends, including charter rates and factors affecting vessel supply and demand;

●	fluctuations in our stock price as a result of volatility in securities markets;

●	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) policies;

●	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

●	fluctuations in currencies, interest rates and foreign exchange rates;

●	availability of crew, number of off-hire days, drydocking requirements and insurance costs;

●	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

●	our expectations relating to dividend payments and our ability to make such payments;

●	our ability to leverage to our advantage the relationships and reputations of Eurobulk Ltd. (“Eurobulk”), our affiliated ship management company or “Manager”, in the container shipping industry;

●	changes in seaborne and other transportation patterns;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from future litigation;

●	global and regional political conditions;

●	acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;

●

the severity and duration of natural disasters or public health emergencies, including the effect of coronavirus (“COVID-19”) on our business and operations and any related remediation measures on our performance and business prospects; and

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

●

Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the recent conflict between Russia and Ukraine, the war between Israel and Hamas and trade disruption in the Red Sea region;

●	Uncertainties related to conducting business in China;

●	Our dependence on a limited number of customers operating in a consolidating industry;

●	Our ability to enter into time charters with existing and new customers, and to re-charter our vessels upon the expiry of existing charters;

●	Uncertainties related to our counterparties’ ability to meet their obligations, which could adversely affect our business;

●	Our ability to obtain additional debt financing for future acquisitions of vessels or to refinance our existing debt;

●	Uncertainties related to availability of new or secondhand vessels to acquire;

●	Uncertainties related to the price of fuel, and our reliance on suppliers;

●	Our ability to attract and retain qualified, skilled crew at reasonable cost;

●	A potential increase in operating costs associated with the aging of our fleet;

●	Our ability to leverage to our advantage our Manager’s relationships and reputation within the container shipping industry;

●	Our ability to hedge against fluctuations in exchange rates and interest rates;

●	We are exposed to volatility in the Secured Overnight Financing Rate (“SOFR”) in respect of our SOFR based borrowings;

●

The expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as requirements imposed by classification societies and standards demanded by our charterers;

●	The expected cost of, and our ability to comply with, changing environmental and operational safety laws;

●	Potential cyber-attacks which may disrupt our business operations;

●	Potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists and armed conflicts;

●	Potential conflicts of interest between us, our principal officers and our Manager;

●	Uncertainties related to compliance with sanctions and embargo laws;

●	Uncertainties in the interpretation of corporate law in the Marshall Islands;

●	Uncertainties over our ability to pay dividends;

●	The expected costs associated with complying with public company regulations; and

●	The effect of any future issuance of preferred stock on the voting power of our shareholders.

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

Containership rates have experienced volatility in the past five years. Containership rates started in a depressed state in 2019 but by March had gradually strengthened to levels that, although were below those achieved in the first quarter of 2018, were noticeably higher than the low rates seen in 2016. The remainder of the year saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021 and the first half of 2022, with containership rates reaching all-time highs and surpassing the last ten-year historical medians. After peaking in the summer of 2022, containership rates across all segments began to gradually soften, before dropping significantly in the fourth quarter of 2022, since which time rates have declined. Throughout 2023, charter rates declined across all segments, however the trend has reversed since December 2023 due to incidents in the Red Sea, the Panama Canal drought and the implementation of various environmental regulations.

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

●

global and regional economic and political conditions, armed conflicts and terrorist activities, such as the wars between Ukraine and Russia and Israel and Hamas or trade disruptions in the Red Sea region;

●	pandemics, such as the outbreak of COVID-19;

●	embargoes and strikes;

●	the location of regional and global manufacturing facilities;

●	availability of credit to finance international trade;

●	the location of consuming regions for semi-finished and finished consumer and industrial products;

●	the distance containerized commodities are to be moved by sea;

●	environmental and other regulatory developments;

●	currency exchange rates;

●	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;

●	Sanctions, embargoes, and import and export restrictions, including those arising as a result of the wars between Ukraine and Russia and between Hamas and Israel:

●	changes in seaborne and other transportation patterns; and

●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;

●	the scrapping rate of older vessels;

●	the price of steel and other materials;

●	port and canal congestion;

●	changes in environmental and other regulations that may limit the useful life of vessels;

●	the price of fuel;

●	vessel casualties;

●	the number of vessels that are out of service; and

●	changes in global commodity production.

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

In addition, we periodically re-evaluate the carrying amount and period over which vessels are depreciated to determine if events have occurred that would require modification to such assets’ carrying values or their useful lives. A determination that a vessel's estimated remaining useful life or recoverable value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders' equity.

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

The market supply of containerships was highly elevated at the beginning of last decade, with the number of containerships on order reaching historic highs. The orderbook gradually declined and by the end of 2020 neared its lowest level of the last twenty years, though it has been on the rise since. As reported by industry sources, the containership fleet increased by 4.0% in 2019, 2.9% in 2020, 4.5% in 2021, 4.0% in 2022 and 8.2% in 2023. As of March 31, 2024, containership volumes have increased by 9.4%. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of March 31, 2024, was approximately 28.33 million teu with approximately another 6.56 million teu, or about 23.16% of the fleet capacity on order. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since and reached marginally profitable levels during 2018 and into 2019, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused volatility in charter rates. By the end of the year, the market was amongst the best performing across all containership segments, with charter markets celebrating new highs. Charters renewed or entered into during 2021 and 2022 were at rates that were profitable, while charters renewed during 2023 were at lower, but still profitable levels for some of our vessels. Due to events in the Red Sea, Panama Canal and the implementation of certain environmental regulations, rates have increased in late 2023 and so far in 2024, but depending on changes of demand for and supply of shipping capacity, they could decrease again. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States and the current Ukraine Russia conflict, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline to 3.8 percentage points in 2020 as a result of the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China, along with its troubled property market, dampened growth significantly in 2022, which expanded by a mere 3.0 percent. Nevertheless, Chinese economy grew further in 2023 by 2.2 percentage points to stand at 5.2 percent, despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes. Projections now show a Chinese growth of 4.6 percentage points in 2024 and further growth of 4.1 percentage points in 2025. In addition, the rise in interest rates to tame inflation and the war between Russia and Ukraine and the war between Israel and Hamas continue to impact economic activity. The United States, a major trading partner of China, has imposed tariffs on certain goods and has indicated that it may seek to implement more protectionist trade measures, in order to protect its domestic economy, which might further affect the growth rate of the Chinese economy, in particular, and the Asia Pacific region in general. Additionally, the European Union, or the EU, and certain of its member states are facing significant economic and political challenges, including a risk of increased protectionist policies. The trade and financial sanctions imposed on Russia have also directly impacted prices and economic activity. Our business, results of operations and financial condition will likely be harmed by any significant economic downturn and economic instability in the Asia Pacific region, including China, or in the EU or the United States.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Pandemics, epidemics or other infectious disease outbreaks and government responses to such outbreaks could affect our operations negatively. For instance, COVID-19, which was initially declared a pandemic by the World Health Organization on March 11, 2020 and was declared no longer a global health emergency on May 5, 2023, negatively affected economic conditions, supply chains, labor markets, and demand for certain shipped goods both regionally and globally as a result of government efforts to combat the pandemic, including the enactment or imposition of travel bans, quarantines and other emergency public health measures.

The extent to which our business could be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is uncertain and may depend on numerous evolving factors that we cannot predict and that are outside of our control, such as the duration and severity of the infectious disease outbreak; government responses to such outbreak including travel restrictions and quarantine; the effect such an outbreak would have on the global business environment and the demand for the goods we transport; its effect on the price of fuel for our vessels; shortages or reductions of supply of essential goods, services or labor; and fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit, and governmental responses thereto. We cannot predict the effect that an outbreak of a new COVID-19 variant or strain, or any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, but it could be material and adverse.

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

Greece has experienced a macroeconomic downturn in previous years, from which it has been recovering, partially as a result of the sovereign debt crisis and the related austerity measures implemented by the Greek government. Eurobulk’s operations in Greece may be subjected to new regulations or regulatory action that may require us to incur new or additional compliance or other administrative costs and may require that we or Eurobulk pay to the Greek government new taxes or other fees. We and Eurobulk also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt our and Eurobulk's shore-side operations located in Greece. The Greek government's taxation authorities have increased their scrutiny of individuals and companies to secure tax law compliance. If economic and financial market conditions remain uncertain, persist or deteriorate further, the Greek government may impose further changes to tax and other laws to which we and Eurobulk may be subject or change the ways they are enforced, which may adversely affect our business, operating results, and financial condition.

Liner companies, which comprise the largest contingent of charterers of containerships, have been placed under significant financial pressure, thereby increasing our charter counterparty risk which may have a material adverse effect on our business, financial condition and results of operations.

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 saw a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Rates made progress throughout 2019, although improvements were mostly weighted towards the larger size container segments. The COVID-19 pandemic had a major impact on containership rates, causing prolonged uncertainty in the markets through most of 2020. However, by the end of the year, rates reached ten-year highs. 2021 and the first half of 2022 were strong periods for the containership markets, with rates exceeding average and median levels for the last 20 years, due in large part to logistical disruptions and firm trade demand in containership products. However, starting from the third quarter of 2022, containership rates began to gradually soften as a result of a slowdown in world economic activity, including waning demand for containership trade, alongside lower consumer activity due to inflationary pressures and the easing of logistical disruptions. Containership rates have slightly increased starting from December 2023 and so far in 2024 following the continued Houthi attacks on ships in the Red Sea and in the Gulf of Aden. However, strong supply growth in the next two years is likely to increase pressure in containerized trade. These challenges may reduce demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

All of our vessels are employed on time charter contracts. Seven of our vessels are under time charters scheduled to expire during 2024, nine are scheduled to expire in 2025, and five in 2026. As of March 31, 2024, the containership charter rates for vessels like ours are above historical averages. In addition, we have secured employment for another one of our newbuildings scheduled to be delivered in the second quarter of 2024, until 2026. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.

As of March 31, 2024, all of our vessels are employed under time charters with remaining terms ranging from 2 months to 28 months based on the minimum duration of the charter contracts, with options to extend for an additional 12 months. The percentage of our fleet that is under time charter contracts represents approximately 76% of our vessel capacity for the remainder of 2024, 30% of our capacity in 2025 and 8% of our capacity for 2026. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably on the spot market, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

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

On March 6, 2024, the Securities and Exchange Commission (“SEC”) adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure.

If we fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we fail to comply with the SEC’s requirements, or if we are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and incur costs related to litigation or as a failure to comply with regulatory requirements, and our business, financial condition, and/or stock price could be materially and adversely affected.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code set forth in Chapter IX of SOLAS. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operations and for dealing with emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Currently, each of our vessels and Eurobulk, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention (“IOPP”) renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We currently have 2 vessels that will be fitted to comply with the updated guideline in 2024 during their respective drydock. Costs of compliance may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the EPA publishes its final standards and issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee (MEPC 80) continued discussions of amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The Energy Efficiency Existing Ship Index (EEXI) is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

Regulations relating to low sulfur emissions that came into effect on January 1, 2020 may adversely affect our revenues and profitability.

Under maritime regulations that came into effect on January 1, 2020, ships are required to reduce sulfur emissions from 3.5% to 0.5% m/m through the use of scrubbers or buying fuel with low sulfur content which is more expensive than standard marine fuel. We do not currently intend to install scrubbers on our fleet. Our fuel costs and fuel inventories have increased as a result of these sulfur emission regulations, but the effect is limited by the fact that our vessels are under time charter agreements and these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand, which may have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to have its underwater parts inspected by class every 30 to 36 months, but for vessels subject to enhanced survey requirements and above 15 years of age, its underwater parts must be inspected in dry-dock.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the recent war between Russia and Ukraine, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices had been at historically high levels through mid-2014, but by the first quarter of 2016 fuel prices had fallen by more than 50% and by 2018 and 2019, the price of fuel fluctuated from a low of $42.53/bbl (for West Texas Intermediate, “WTI”) on December 24, 2018 to $61.0/bbl in December 2019. In 2020, the COVID-19 pandemic resulted in crude oil prices hitting a major slump as oil demand drastically declined following lockdowns and travel restrictions. By April 2020, prices fell to $18.44/bbl, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain, sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon the rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In February 2021, the average WTI stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Prices fluctuated throughout the year, with the annual average price reaching about $68/bbl; a significant increase compared to the 2020 average. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. During 2022, oil prices fluctuated significantly. Following Russia’s invasion in Ukraine and fears over low crude oil inventories, prices rose to over $130/bbl in March 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl, briefly rising to around $91/bbl in September 2023, before dropping to around $74/bbl by the end of the year. Oil prices remained high and well above their 10-year average of about $63/bbl (for WTI) throughout 2023. At year-end 2023, the price of WTI/bbl was $71.33 and currently stands at around $80/bbl. Prices are currently influenced by concerns over the Red Sea crisis amid an escalating conflict in the Middle East, further economic slowdown fears and central banks’ efforts to address inflation. Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, particularly if such increases are combined with lower containership rates.

Upon redelivery of vessels at the end of a period time or trip time charter, we may be obligated to repurchase bunkers on board at prevailing market prices, which could be materially higher than fuel prices at the inception of the charter period. We may also be obligated to value our bunkers inventories on board at the end of a period time or trip time charter, at a lower value than the acquisition value, if prevailing market prices are significantly lower at the time of the vessel redelivery from the charterer.

Rising crew costs may adversely affect our profits.

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the COVID-19 pandemic had affected the rotation of our crew members due to quarantine restrictions placed on embarking and disembarking on our vessels. Any such disruptions could impact the cost of rotating our crew. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower containership rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Palestine and the Red Sea region may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. More recently, the trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including most recently, disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. There may also be long-term adverse impacts from the COVID-19 pandemic that negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods, mainly from China, may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, among other disclosures.

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

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. To the extent we operate vessels in the spot market, this seasonality may result in quarter-to-quarter volatility in our operating results which could affect our ability to continue the payment of dividends to our common shareholders. For example, the containership market is typically stronger in the spring and fall months following the celebration of Chinese New Year in the first quarter of each year and in anticipation of the increased demand during the year-end holiday season. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality has not materially affected our operating results and the amount of available cash with which we service our debt or could pay dividends, because our fleet is currently employed on period time charters, but this seasonality may materially affect our operating results if our vessels are employed in the spot market in the future.

Reliance on suppliers may limit our ability to obtain supplies and services when needed.

We rely on a significant number of third-party suppliers of consumables, spare parts and equipment to operate, maintain, repair and upgrade our fleet of ships. Delays in delivery or unavailability or poor quality of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our fleet or lead to our time charters being terminated. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

The derivative contracts we enter into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our stockholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on the London Interbank Offered Rate (“LIBOR”), which we transitioned to SOFR. Interest rates and currency hedging may result in us paying higher than market rates. In April 2020, October 2021, and June 2022, we entered into new interest rate swap agreements for a notional amount of $30.0 million, $10.0 million and $20.0 million, respectively. The swaps entered into in April 2020 and October 2021 were liquidated in March 2023. As of December 31, 2023, the aggregate notional amount of interest rate swaps relating to our fleet was $20.0 million. There is no assurance that our interest rate swap contracts or any other derivative contract that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

As of March 31, 2024, Containers Shareholders Trinity Ltd., or “CST”, our largest shareholder and an affiliate of the company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, owns approximately 39.2% of the outstanding shares of our common stock and unvested incentive award shares, representing 39.2% of total voting power. As a result of this share ownership and for as long as CST owns a significant percentage of our outstanding common stock, CST will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions.

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

Our principal officers are also principals, officers and employees of the Manager, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and the Manager. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Manager. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Manager and vice versa. Eurobulk currently manages vessels for Euroseas, and one containership vessel that is not owned by Euroseas, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

Companies affiliated with Eurobulk or our officers and directors may acquire additional containership vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends Investment Company Inc. (“Friends”) and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any containership that any of them may consider for acquisition in the future. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.

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

We may not be able to pay dividends.

Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.15 per share was declared in August 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters of 2023 and on February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to partly finance the acquisition of our newbuild vessels on order or additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2023, we had total bank debt of approximately $131.0 million. Our bank debt repayment schedule as of December 31, 2023 required us to repay $31.20 million of bank debt during 2024, $34.75 million of bank dent during 2025, $9.05 million of bank debt during 2026, $26.35 million bank debt during 2027, $2.60 million in 2028 and the remaining $27.05 million in the sixth and seventh years. As of March 31, 2024, we repaid $7.35 million of our total bank debt, decreasing our outstanding bank debt to $123.65 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We are exposed to volatility in SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on SOFR, which is volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased the publication of all other U.S. Dollar LIBOR tenors on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements we entered into did not use LIBOR as an interest rate, and we transitioned any existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has selected the SOFR as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we have used following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR was not significant for us. In light of the transition we added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in our credit agreements. In particular, in certain cases the fallback language provides for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) is agreed to in advance, and in other cases the fallback language provides for a negotiation framework and timing in advance of the expected transition. All our loan agreements that previously accrued under LIBOR have been amended accordingly. As of December 31, 2023, our obligations under our credit facilities which accrue interest based on SOFR amounted to approximately $131.0 million.

In order to manage our exposure to interest rate fluctuations under SOFR, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.

As we expand our business, our Manager may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of March 31, 2024, the vessels in our fleet had an average age of approximately 16.6 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of March 31, 2024, the vessels in our fleet had an average age of approximately 16.6 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has generally decreased since 2013, in 2023, the number of piracy acts slightly increased compared to 2022. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

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

Although none of our vessels have called on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2023, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in Sanctioned Jurisdictions on charterers' instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

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

Furthermore, the United States has also prohibited a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. These prohibitions took effect on December 5, 2022, with respect to the maritime transport of crude oil, and on February 5, 2023, with respect to the maritime transport of other petroleum products. Due to their nature, the Company’s vessels do not transport any crude oil or petroleum products. Although these sanctions do not presently apply to the maritime transport of containers transported by our vessels, the expansion of such sanctions could adversely affect our business.

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

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. Under time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer. As of March 31, 2024, none of our vessels have called on ports in Sanctioned Jurisdictions in the past or are arranged to call on such ports in the future in violation of applicable sanctions laws. The vessels’ ship-owning companies do not presently have, and have not in the past had, any agreements, arrangements or contracts with the governments of Sanctioned Jurisdictions, such as Iran, North Korea, Crimea Region of Ukraine, Syria or Cuba, or entities that these countries control.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries or territories subject to U.S. sanctions or embargo laws that are not controlled by the governments of those countries or territories, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Currently our vessels have only a small number of Ukrainian crew members.  Although wage payments have not been affected by this issue as of March 31, 2024, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

We expect to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001 and on a number of occasions in other countries following that, as well as continuing or new unrest and hostilities in Iraq, Iran, Afghanistan, Libya, Egypt, Ukraine, Syria, Gaza and elsewhere in the world, may lead to additional armed conflicts or to further acts of terrorism and civil disturbance. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, economic sanctions or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

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

We generate all our revenues in U.S. dollars, but we incur approximately 24% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2023 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2023, 2022, and 2021, approximately 84%, 82%, and 78%, respectively, of our revenues were derived from our top five charterers. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective October 23, 2023 the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2023 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

Although our shares of common stock have traded on the Nasdaq Global Market since January 31, 2007, on the Nasdaq Global Select Market since January 1, 2008, and on the Nasdaq Capital Market since June 26, 2015, the trading volume has been low over the last couple of years. Such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

The market price of our common stock has recently been volatile and may continue to be volatile in the future, and as a result, investors in our common stock could incur substantial losses on any investment in our common stock.

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $17.03 per share on March 17, 2023 and $33.80 per share on December 22, 2023. In addition, on November 9, 2023, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $22.50 per share and a high of $26.40 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price.

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

The international container shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for container shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, the COVID-19 pandemic caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.

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

Our Board of Directors approved the issuance of 30,700 shares of our Series B Preferred Shares in 2014 (of which none are outstanding as of December 31, 2023) and may decide in the future to issue preferred shares in one or more series and to determine the rights, preferences, privileges and restrictions with respect to, among other things, dividends, conversion, voting, redemption, liquidation and the number of shares constituting any series subject to prior shareholders' approval. If our Board determines to issue preferred shares, such issuance may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. The issuance of preferred shares with voting and conversion rights may also adversely affect the voting power of the holders of common shares. This could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and shareholders’ ability to realize any potential change of control premium.

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

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market (the “Spin-off”). Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the Spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector. Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of March 31, 2024, our fleet consisted of 20 containerships. The total cargo carrying capacity of the 20 containerships is 777,749 dwt or 61,661 teu. After the delivery of our remaining six newbuilding containerships, our fleet will consist of 26 containerships with a cargo carrying capacity of 956,246 dwt or 75,461 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. Since June 2005, the Company has purchased 40 vessels, sold 22 vessels and ordered 13 newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, under its previous newbuilding program of dry bulk vessels, while one newbuilding vessel contract was cancelled. The Company spun-off 6 of its vessels into EuroDry on May 30, 2018.

In October 2021 we took delivery of a feeder containership, M/V “Jonathan P.”, for a purchase price of $25.5 million and in December 2021 of an intermediate container, M/V “Marcos V.”, with an attached time charter, for a purchase price of $40.0 million.

In June 2021, January 2022, March 2022 and May 2022, we entered into four separate agreements with Hyundai Mipo Dockyard Co., Ltd. to construct nine modern containerships; six with a carrying capacity of 2,800 teu each and three with a carrying capacity of 1,800 teu each. Furthermore, in May and June 2022, we took delivery of two intermediate 4,250 teu containerships, M/V “Rena P” built in 2007, and M/V “Emmanuel P” built in 2005, for a combined price of $37 million. We also assumed the existing charter arrangements of both vessels.

The M/V “Gregos”, the first of the two newbuilding vessels ordered in June 2021, was delivered on April 6, 2023, while M/V “Terataki”, the second of the two, was delivered on July 6, 2023. The combined price for the construction of these two newbuildings was approximately $80.5 million. The Company paid another $4.4 million for costs relating to the construction and to make the vessel available for use, as well as capitalized interest costs. The cost of these newbuilding contracts was financed with a combination of own cash and a bank loan of $26 million for each of the vessels. We also ordered two newbuilding vessels in January 2022; the first of these, the M/V “Tender Soul”, was delivered to us on February 6, 2024, while the other newbuilding is scheduled to be delivered in the second quarter of 2024. The combined price for the construction of these two new buildings was approximately $88.8 million. The three vessels ordered in March 2022 are scheduled to be delivered during the second and third quarter of 2024 for approximately $101.6 million. Finally, the two vessels ordered in May 2022 are scheduled to be delivered during the fourth quarter of 2024 for approximately $89.3 million.

In December 23, 2022, we agreed to sell M/V “Akinada Bridge” for scrap, at a gross price of $14.2 million. The vessel was delivered to her new owners on January 9, 2023.

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

Our fleet consists of containerships that transport container boxes providing scheduled service between ports. Please see the information in the section titled "Our Fleet", below. During 2021, 2022, and 2023 we had a fleet utilization of 98.5%, 98.3% and 98.6%, respectively, our vessels achieved daily time charter equivalent rates of$19,327, $31,964 and $29,714, respectively, and we generated time charter revenue totalling $97.98 million, $189.6 million and $195.80 million respectively.

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

Our Fleet

Currently, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 TC until Jul-25	$42,200 $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until Mar-25	$26,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P (*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI (*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-24	$17,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
EM ASTORIA(+) (***)	Feeder	35,600	2,788	2004	TC until Feb-25	$20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P.(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Mar-25	$13,000
JOANNA(+)	Feeder	22,301	1,732	1999	TC until May-24	$10,250
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Oct-24	$8,000
Total Container Carriers	21	814,986	64,461

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment (*)	TCE Rate ($/day)
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q3 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	5	141,260	11,000

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+ ).

(**)	Rate is net of commissions (which are typically 5-6.25%).

(***)	We have committed to sell the vessel to a third party (please refer to “Recent Developments” section).

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market. Currently, all of our vessels are employed under time charter contracts.

As of March 31, 2024, approximately 78% of our ship capacity days for the remainder of 2024, 28% of our ship capacity days in 2025 and 8% of our ship capacity days in 2026 are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2022 and 2023, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2022 (in millions) (1)	Carrying Value as of December 31, 2023 (in millions)
Container Carriers	(teu)
EVRIDIKI G	2,556	May-2008	$5.96	$4.96
JOANNA	1,732	Jul-2013	$2.24	$1.83
AEGEAN EXPRESS	1,439	Sep-2016	$1.63	$1.49
EM ASTORIA	2,788	Jun-2017	$4.06	$3.95
EM CORFU	2,556	Nov-2017	$4.34	$3.90
EM KEA	3,100	Aug-2019	$8.47	$8.00
EM SPETSES	1,740	Aug-2019	$6.43	$6.03
EM HYDRA	1,740	Aug-2019	$5.81	$5.34
DIAMANTIS P	2,008	Aug-2019	$3.01	$2.65
SYNERGY BUSAN	4,253	Nov-2019	$9.08	$10.31
SYNERGY ANTWERP	4,253	Nov-2019	$8.99	$8.60
SYNERGY OAKLAND	4,253	Nov-2019	$9.32	$8.95
SYNERGY KEELUNG	4,253	Nov-2019	$10.05	$9.60
JONATHAN P.	1,740	Oct-2021	$22.87(1)	$6.88(2)
MARCOS V.	6,350	Dec-2021	$52.33(1)	$46.63(2)
EMMANUEL P	4,250	May-2022	$31.28(1)	$27.74(2)
RENA P	4,250	June-2022	$30.70(1)	$27.87(2)
GREGOS	2,800	Apr-2023	-	$41.15(2)
TERATAKI	2,800	Jul-2023	-	$41.76(2)
Total Container Carriers	58,861		$216.57	$267.63

(1)

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

(2)	Indicates container vessels for which we believe, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2023. We believe that the aggregate carrying value of these vessels, assessed separately, of $192.0 million as of December 31, 2023 exceeds their aggregate basic charter-free market value of approximately $137.1 million by approximately $54.9 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2023 were recoverable.

We note that as of March 31, 2024, all but one of our container vessels are employed under time charter contracts of durations from 2 to 27 months until the earliest redelivery charter period (one is undergoing drydock). If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 16.6 years on March 31, 2024, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,875 per day for the year ended December 31, 2023. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2023, our operational fleet utilization was 99.1%, from 98.4% in 2022, while our commercial utilization rate was 99.6%, from 99.9% in 2022. Our total fleet utilization rate in 2023 was 98.6% from 98.3% in 2022.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In October and December 2021, we acquired two secondhand containerships, further expanding our fleet to 16 containership vessels. In June 2021 and January 2022, we entered into contracts for the construction of four newbuilding containership vessels with a capacity of 2,800 teu each, while in March and May 2022, we entered into another two contracts for the construction of three newbuilding containership vessels with a capacity of 1,800 teu each and two additional newbuilding containership vessels with a capacity of 2,800 teu each. Two of the newbuilding vessels were delivered in April and July 2023, while the third was delivered in February 2024 and the fourth one in April 2024. The remaining five newbuilding vessels are expected to be gradually delivered by the end of 2024. In May and June 2022, we acquired two intermediate 4,250 teu containerships built in 2005 and 2007, respectively. In December 2022, we sold one containership vessel for scrap, which was delivered in January 2023 to its new owners.

●

Maintain Balanced Employment. We intend to employ our fleet on either longer-term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of March 31, 2024, on the basis of our existing time charters, approximately 78% of our vessel capacity for the remainder of 2024 and approximately 28% in 2025 and 8% in 2026, are under time charter contracts, which will ensure employment of a portion of our fleet, and will partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2023 calls for a reduction of approximately 24% of our debt by the end of 2024 and an additional reduction of about 27% by the end of 2025 for a total of 51% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2022 and 2023 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and our top five customers in 2023 include four of our top five customers from 2022 and two from 2021. Our top five customers accounted for approximately 82% of our revenues in 2023, 82% of our revenues in 2022 and 78% of our revenues in 2021. In 2023, ZIM, Maersk, Sealand, ASYAD and CMA accounted for 23%, 23%, 15%, 11% and 10% of our revenues, respectively. In 2022, ZIM, Maersk, Sealand, CMA, and Hapag Lloyd accounted for 21%, 21%, 21%, 11% and 8% of our revenues, respectively. In 2021, CMA, Maersk, Vasi, GSL and Hapag Lloyd accounted for 24%, 21%, 15%, 9% and 9% of our revenues, respectively. We believe that our dependence on our key charter customers is moderate, because in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak or as a result of ongoing conflicts such as the war in Ukraine, the war in Palestine and current events in the Red Sea region.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification becoming effective from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

In June 2022, SOLAS also set out new amendments that took effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, (6) life-saving appliances, and (7) safety of ships using LNG as fuel. These new requirements may impact the cost of our operations.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first IOPP renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule that largely reinstated the pre-2015 definition and applied the Sackett ruling.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System (“EU ETS”) as part of its “Fit-for-55” legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane. Compliance with the Maritime EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additionally, on July 25, 2023, the European Council of the European Union adopted the Maritime Fuel Regulation under the FuelEU Initiative of its “Fit-for-55” package which sets limitations on the acceptable yearly greenhouse gas intensity of the energy used by covered vessels.  Among other things, the Maritime Fuel Regulation requires that greenhouse gas emissions from covered vessels are reduced by 2% starting January 1, 2025, with additional reductions contemplated every five years (up to 80% from January 1, 2050).

Additional EU regulations which are part of the EU’s “Fit-for-55,” could also affect our financial position in terms of compliance and administration costs when they take effect.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i) reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii) reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As further discussed herein, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market have entered into force, and additional regulations are forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. On November 2, 2021, the EPA issued a proposed rule under the CAA designed to reduce methane emissions from oil and gas sources. The proposed rule would reduce 41 million tons of methane emissions between 2023 and 2035 and cut methane emissions in the oil and gas sector by approximately 74 percent compared to emissions from this sector in 2005. EPA issued a supplemental proposed rule in November 2022 to include additional methane reduction measures. On December 2, 2023, the Biden Administration announced the final rule that includes updated and strengthened standards for methane and other air pollutants from new, modified, and reconstructed sources, as well as Emissions Guidelines to assist states in developing plans to limit methane emissions from existing sources. These new regulations could potentially affect our operations.

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

The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition. The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise specified below. M/V Marcos V and M/V Synergy Antwerp underwent their intermediate survey with dry-dock and special survey in February and March 2024, respectively.

Vessel	Next	Type
EVRIDIKI G.	June 2024	Intermediate Survey
EM CORFU	January 2025	Intermediate Survey
AEGEAN EXPRESS	September 2025	Special Survey (In water)
EM ASTORIA	April 2024	Special Survey
JOANNA	June 2024	Special Survey
EM SPETSES	July 2025	Intermediate Survey
EM KEA	October 2025	Intermediate Survey
EM HYDRA	June 2025	Special Survey (In water)
DIAMANTIS P	October 2026	Intermediate Survey (Drydocking)
SYNERGY BUSAN	January 2027	Intermediate Survey
SYNERGY ANTWERP	December 2026	Intermediate Survey
SYNERGY OAKLAND	February 2027	Intermediate
SYNERGY KEELUNG	June 2024	Special Survey
JONATHAN P.	September 2024	Intermediate Survey
MARCOS V.	October 2025	Special Survey (In water)
EMMANUEL P.	August 2025	Special Survey
RENA P.	May 2025	Intermediate Survey
GREGOS	April 2026	Intermediate Survey
TERATAKI	July 2026	Intermediate Survey
LEONIDAS Z	April 2027	Intermediate Survey

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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

Our interests in our vessels are owned through our wholly-owned vessel owning subsidiaries and these are our only material properties. Please refer to Note 1, “Basis of Presentation and General Information”, of the attached Financial Statements for a listing of our vessel owning subsidiaries. The majority of our vessels are subject to priority mortgages, which secure our obligations under our various credit facilities. For further details regarding our credit facilities, refer to “Item 5. Operating and Financial Review and Prospects — Loans”

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

Significant Developments in 2023

Vessel Deliveries & Disposals

On January 9, 2023, M/V “Akinada Bridge” was delivered to her buyers and we recognized a gain on sale of vessel of approximately $5.2 million.

On June 29, 2021, we entered into a contract with Hyundai Mipo Dockyard Co. in South Korea, for the construction of two eco-design fuel efficient feeder containerships with a carrying capacity of 2,800 teu each, for a total cost of approximately $80.5 million. The Company paid another $4.4 million for costs relating to the construction and to make the vessel available for use, as well as capitalized interest costs. We took delivery of the first vessel, M/V “Gregos” on April 6, 2023 and the second one, M/V “Terataki” on July 6, 2023.

Vessels Under Construction

On January 28, 2022, we entered into a contract for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. One of the newbuidings, M/V “Tender Soul”, was delivered to the Company on February 6, 2024 for a consideration of $44.4 million. The other newbuilding M/V “Leonidas Z” was delivered to the Company on April 25, 2024 for a total consideration of approximately $45.0 million.

On March 18, 2022, we entered into a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels will be built at Hyundai Mipo Dockyard Co. in South Korea and are scheduled to be delivered during the second and third quarters of 2024, respectively. The total consideration for the construction of the three vessels is approximately $101.6 million.

On May 20, 2022, we entered into a contract for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total consideration for these two newbuilding contracts is approximately $89.3 million.

As of December 31, 2023, the outstanding amount of the newbuilding contracts is $198.0 million, which we intend to finance the cost of our newbuilding program with a combination of debt and own cash.

Loans

On February 6, 2023, Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd. repaid the full amount of outstanding indebtedness amounting to $6.65 million using the Company’s own funds and became unencumbered.

On May 30, 2023, Noumea Shipping Ltd. and Gregos Shipping Ltd. repaid the full amount of outstanding indebtedness amounting to $7.5 million using the Company’s own funds and became unencumbered.

On March 30, 2023, we signed a loan agreement with Eurobank Ergasias S.A., and drew an amount of $26.0 million to finance part of the construction cost of M/V “Gregos” (Hull No. 4201). The loan is payable in twenty-eight consecutive quarterly instalments, twelve in the amount of $0.7 million and sixteen in the amount of $0.45 million, with a $10.4 million balloon payment to be made with the last installment in March 2030. The loan bears interest at SOFR plus a margin of 2.15% per annum.

On June 29, 2023, we signed a loan agreement with National Bank of Greece, S.A., and drew an amount of $26.0 million to finance part of the construction cost of M/V “Terataki” (Hull No. 4202). The loan is payable in twenty-four consecutive quarterly instalments, twelve in the amount of $0.8 million and twelve in the amount of $0.2 million, with a $14.0 million balloon payment to be made with the last instalment in June 2029. The loan bears interest at SOFR plus a margin of 2.15%.

On July 13, 2023, we signed a new loan agreement with Piraeus Bank S.A., and drew an amount of $40.0 million in order to repay the outstanding indebtedness relating to the previous financing of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Oakland” and M/V “Synergy Keelung” and finance general corporate purposes of the Company. The loan is payable in sixteen consecutive quarterly instalments of $1.25 million each and by a balloon payment of $20.0 million payable together with the last instalment in July 2027. The loan bears interest at SOFR plus a margin of 2.25% per annum.

Dividends

In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for the fourth quarter of 2022 and for the first, second and third quarters of 2023. These dividends were paid on March 16, 2023, June 16, 2023, September 16, 2023 and December 16, 2023, respectively.

Share Repurchases

In May 2022, our Board of Directors approved a share repurchase program for up to a total of $20 million of our common stock, which was extended in May 2023 for another year. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

During the year ended December 31, 2023 we repurchased 162,375 shares of our common stock in the open market for a total of $3.1 million, under this plan.

Recent Developments

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 19 “Subsequent events” of our annual consolidated financial statements.

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

Voyage days. We define voyage days as the total number of Available days in a period net of off-hire days associated with unscheduled repairs or days waiting to find employment but including days our vessels were sailing for repositioning. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes. Our definition of voyage days may not be comparable to that used by other companies in the shipping industry.

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

Time Charter Equivalent (“TCE”). A standard maritime industry performance measure used to evaluate performance is the daily TCE. Daily TCE revenues are time charter revenues and voyage charter revenues, gross of commissions, minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter whereas under spot market voyage charters, we pay such voyage expenses. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of containerships on time charter or on the spot market (containerships are, generally, chartered on a time charter basis) and provides additional meaningful information in conjunction with time charter revenue generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

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

Impairment loss. When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated statements of operations.

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities on which we incur interest expense. The interest rate we pay will generally be linked to SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

(Loss) / gain on derivatives, net. We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under (Loss) / gain on derivatives, net, unless specific hedge accounting criteria are met.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022 and 2023. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2022	2023

Average number of vessels	17.12	18.25
Calendar days	6,248	6,663
Available days	5,954	6,637
Voyage days	5,855	6,546
Utilization Rate (percent)	98.3%	98.6%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	31,964	29,714
Vessel Operating Expenses	6,029	6,304
Management Fees	787	859
G&A Expenses	732	712
Total Operating Expenses excluding drydocking expenses	7,548	7,875
Drydocking expenses	1,521	506

	2022	2023
Statement of Operations Data
Time charter revenue	189,630,465	195,779,495
Commissions	(6,936,221)	(6,422,112)
Net revenue	182,694,244	189,357,383
Voyage expenses	(2,476,854)	(1,284,375)
Vessel operating expenses	(37,667,191)	(42,004,155)
Dry-docking expenses	(9,506,675)	(3,373,648)
Vessel depreciation	(18,522,217)	(22,835,469)
Related party management fees	(4,920,063)	(5,720,831)
General and administrative expenses	(4,571,030)	(4,744,907)
Net gain on sale of vessel	-	5,158,370
Other operating income	1,610,000	2,727,114
Impairment loss	-	(13,832,716)
Gain on time charter agreements termination	-	15,984,253
Operating income	106,640,214	119,431,019
Interest and other financing costs	(5,072,619)	(6,431,007)
Gain on derivatives, net	4,355,657	178,128
Foreign exchange gain/(loss)	54,235	(33,634)
Interest income	267,429	1,404,773
Net income	106,244,916	114,549,279
Earnings per share - basic	14.79	16.53
Common stock dividends declared	10,871,254	14,021,226
Cash dividends declared per common share	1.50	2.00
Weighted average number of shares outstanding during period, basic	7,181,561	6,931,280
Earnings per share - diluted	14.78	16.52
Weighted average number of shares outstanding during period, diluted	7,190,107	6,936,060

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

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2022	2023
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	189,630,465	195,779,495

Voyage expenses	(2,476,854)	(1,284,375)
Time Charter Equivalent or TCE Revenues	187,153,611	194,495,120
Voyage days	5,855	6,546
Average TCE rate	31,964	29,714

Year ended December 31, 2023 compared to year ended December 31, 2022

Time charter revenue. Time charter revenue for 2023 amounted to $195.78 million, increasing by 3.2% compared to $189.63 million for the year ended December 31, 2022. In 2023, we operated an average of 18.25 vessels, a 6.6% increase over the average of 17.12 vessels we operated during the same period in 2022. In the year 2023, our fleet had 6,546 voyage days earning revenue as compared to 5,855 voyage days earning revenue in 2022. Market charter rates in 2023 were on average at lower levels for our containership vessels compared to the same period of 2022, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $29,714 per day per vessel in 2023 compared to a TCE rate of $31,964 per day per vessel in 2022, a decrease of 7.0%. We had 26 scheduled off-hire days, including drydocking, 29 commercial off-hire days and 63 operational off-hire days in 2023, compared to 294 scheduled off-hire days (including drydocking), 5 commercial off-hire days and 94 operational off-hire days in 2022. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index, which is influenced by market developments.

Commissions. We paid a total of $6.42 million in charter commissions for the year ended December 31, 2023, representing 3.3% of charter revenues. This represents a slight decrease over the year ended December 31, 2022, when commissions paid were $6.94 million, representing 3.7% of charter revenues.

Voyage expenses. For the year ended December 31, 2023, voyage expenses amounted to $1.28 million and related to expenses for repositioning voyages between time charter contracts and owners’ expenses at certain ports. Voyage expenses for the year 2022 were $2.48 million, mainly attributable to bunkers consumption incurred by M/V Akinada Bridge that suffered unrepaired damages and was consequently sold for scrap. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $42.00 million in 2023 compared to $37.67 million in 2022. In 2023, we operated an average of 18.25 vessels, compared to an average of 17.12 vessels in 2022. Further, daily vessel operating expenses per vessel amounted to $6,304 per day in 2023 versus $6,029 per day in 2022, an increase of 4.6% mainly due to the increase in crewing costs and inflationary increases, resulting in higher prices being paid for all the categories of vessel supplies.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2023, Eurobulk charged us 775 Euros per day per vessel totaling $5.72 million for the year, or $859 per day per vessel. During 2022, Eurobulk charged us 720 Euros per day per vessel totaling $4.92 million for the year, or $787 per day per vessel. The increase in related party management fees is attributable to the increased average number of vessels in our fleet and the increase in daily vessel management fee due to inflation.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2023, we had a total of $4.74 million of general and administrative expenses as compared to $4.57 million in 2022. The increase of $0.17 million in 2023 is mainly due to the increased cost of our stock incentive plan.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2023, two vessels passed their special survey with drydock, one vessel passed its intermediate survey in water and another one entered into drydock for its special survey, which was completed within January 2024 for a total cost of $3.37 million. In 2022, three vessels completed their intermediate survey in water, while five vessels passed their special survey with drydock for a total cost of $9.51 million.

Vessel depreciation. Vessel depreciation for 2023 was $22.84 million, compared to $18.52 million for 2022. The increased amount in 2023 is due to the increased average number of vessels operating in 2023 as compared to the same period of 2022, and the fact that the two new vessels acquired at the end of May and June 2022 and the new-building vessels delivered in April and July 2023 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Net gain on sale of vessel. The results of the Company for 2023 include a $5.2 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023. In 2022, we had no vessel sales.

Impairment loss. For the twelve months of 2023, the Company recorded an impairment charge of $13.83 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results as of September 30, 2023 it was determined that its carrying amount was not recoverable.

Gain on time charter agreements termination. In the twelve months of 2023, a gain on time charter agreements termination of $15.98 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in 2022.

Other operating income. Other operating income for the year ended December 31, 2023 amounted to $2.73 million as compared to $1.61 million in 2022. The operating income for the year 2023 relates to loss of hire insurance for two of our vessels, M/V “Akinada Bridge” and M/V “Aegean Express”. The operating income for the period of 2022 relates to an “unrepaired damage” claim agreed with the hull and machinery underwriters and loss of hire insurance in relation to M/V “Akinada Bridge” amounting to $1.96 million, partly offset by the settlement of accounts with charterers amounting to $0.35 million.

Interest and other financing costs. Interest expense and other financing costs for the year 2023 amounted to $6.43 million. Comparatively, during the same period in 2022, interest and other financing costs amounted to $5.08 million. Interest expense charged was higher in 2023 due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

Gain on derivatives, net. In 2023, we recognized a $0.2 million gain on our interest rate swap contracts, comprising a $4.0 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swap and a $4.2 million realized gain on three interest rate swaps, two of which were terminated early in the second quarter of 2023. In 2022, we had a $4.35 million gain on our interest rate swaps, comprising an unrealized gain of $4.22 million from the mark-to-market valuation on our interest rate swap contracts that we entered into in April 2020, October 2021 and June 2022 and a realized gain of $0.13 million for the net interest settlement on our interest rate swap contracts. We have entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Net income. As a result of the above, net income for the year ended December 31, 2023 was $114.55 million, as compared to a net income of $106.24 million for the year ended December 31, 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, fund operating cash flows, make principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements include paying operating expenses, payment of dividends, funding working capital requirements, interest and principal payments on outstanding debt and the equity portion of our newbuilding vessel installments and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity are cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash as at December 31, 2023 were $64.32 million, an increase of $32.88 million from $31.44 million at December 31, 2022. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2024 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2023:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term bank loans	$131,000,000	$31,200,000	$43,800,000	$28,950,000	$27,050,000
Interest Payments (1)	$17,272,428	$7,441,183	$6,084,351	$3,046,424	$700,470
Vessel Management fees (2)	$28,858,433	$6,465,096	$15,126,423	$7,266,914	-
Other Management fees (3)	$9,069,833	$2,250,000	$4,531,860	$2,287,973	-
Advances for Vessels Under Construction (4)	$198,038,550	$198,038,550	-	-	-
Total	$384,239,245	$245,394,829	$69,542,635	$41,551,311	$27,750,470

(1)    Assuming the amortization of the loans as of December 31, 2023 described above, each loan’s interest rate margin over Term SOFR plus credit adjustment spread for the loans with relevant transition clauses from LIBOR and average SOFR rates of about 4.79%, 2.30%, 1.58%, 1.74%, 2.18% and 2.76% per annum for the six years up to 2029, respectively, based on the SOFR yield curve as of December 31, 2023. For loans with interest rate margins over SOFR, assuming the amortization of the remaining loans as of December 31, 2023 described above, each loan’s interest rate margin over SOFR and average SOFR rates of about 4.53%, 2.04%, 1.32%, 1.48%, 1.91% and 2.50% per annum for the following six years up to 2029, respectively, based on the SOFR yield curve as of December 31, 2023. Also includes our obligation to make payments required as of December 31, 2023 under our interest rate swap agreements based on the same SOFR forward rate assumptions.

(2)    Refers to our obligation for management fees under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2023 and expiring on January 1, 2028. The management fees have been computed for 2024 based on the agreed rate of 810 Euros per day per vessel (approximately $891), which was adjusted from the previous level of 775 Euros to reflect Eurozone’s inflation over 2023. For the years after 2024, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.10. We further assume that we hold our vessels until they reach 25 years of age, after which they are considered to be scrapped and no longer bear obligations.

(3)    Refers to our obligation for management fees of $2,250,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $2,150,000 to reflect reported inflation in Eurozone over 2023. For the years after 2023, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2028.

(4)    Refers to our obligation as of December 31, 2023 towards our newbuilding program, which consists of seven vessels under construction for deliveries in 2024. The payments reflect the newbuilding orders that were placed within 2021 and 2022.

Cash Flows

As of December 31, 2023, we had a working capital surplus of $14.8 million. For the year ended December 31, 2023, we reported a net income of $114.5 million and generated net cash from operating activities of $130.0 million. Our cash balance amounted to $58.6 million, while cash in restricted and retention accounts amounted to $5.7 million as of December 31, 2023. As noted above, we entered into agreements for the construction of nine container carriers, two of which were delivered to the Company during 2023 and seven of which are expected to be delivered within 2024. For the construction of the remaining seven vessels an amount of $198.0 million is payable in the twelve-month period ending December 31, 2024.  All the payments are guaranteed by the Company. In addition, in February 2024, we received an amount of $27.0 million through the sale and lease back financing transaction in connection with the delivery of the vessel M/V “Tender Soul” (see above under “Recent Developments” section). In addition, in April 2024, we received an amount of $22.0 million through new mortgage debt financing in connection with the delivery of M/V “Leonidas Z” and entered into a committed term sheet for the financing of M/V “Monica” and M/V “Stephania”, for a total of up to $45.0 million in respect of these two newbuilding vessels that are expected to be delivered to us in the second quarter of 2024 (see above under “Recent Developments” section). We intend to fund our working capital requirements and capital commitments via cash on hand, cash flows from operations and funds from new mortgage debt financing for the vessels under construction. In the event that these sources are not sufficient, we may also use funds from new mortgage debt financing for the seven unencumbered vessels that the Company owns, debt refinancing, debt balloon payment refinancing, proceeds from our on-going at-the-market offering and other equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. We believe we will have adequate funding through the sources described above and, accordingly, we believe we have the ability to continue as a going concern and finance our obligations as they come due over the next twelve months following the date of the issuance of our financial statements. Consequently, our consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Year ended December 31, 2023 compared to year ended December 31, 2022

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2023 was $130.0 million as compared to a surplus of $114.08 million in 2022.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022, are the following: the increase in the average number of vessels in the twelve months of 2023 to 18.25 vessels from 17.12 vessels in the same period of 2022 and the fact that most of our vessels are employed in time charter contracts booked before the decline of the market rates that started since the second semester of 2022. This resulted in our TCE rate being slightly decreased from $31,964 for the year ended December 31, 2022 to $29,714 for the year ended December 31, 2023, despite the significant decrease in market rates since the second semester of 2022.

Net cash from investing activities.

Net cash flows used in investing activities were $102.19 million for the year ended December 31, 2023 compared to $87.13 million used in investing activities for the year ended December 31, 2022. The increase in cash outflows used in investing activities of $15.06 million from 2022 is mainly attributable to the increase in cash paid for vessels under construction by $60.61 million in the year ended December 31, 2023 compared to the corresponding period in 2022, partly offset by the decrease in cash paid for vessel acquisitions including attached time charter agreements and vessel improvements, by $39.00 million and the $6.54 million increase in proceeds in relation to the sale of M/V “Akinada Bridge”.

Net cash from financing activities.

Net cash flows provided by financing activities were $5.06 million for the year ended December 31, 2023, compared to net cash flows used in financing activities of $27.01 million for the year ended December 31, 2022. This increase in net cash flows from financing activities of $32.07 million, compared to the year ended December 31, 2022, is mainly attributable to the increase in proceeds from long-term bank loans by $72.75 million. Additionally, within 2023 an amount of $13.98 million of cash was paid as dividends to our shareholders and another $3.15 million was paid for share repurchases, whereas there were $10.8 million paid for dividends in 2022 and another $5.03 million in share repurchases in 2022. The increase in net cash flows from financing activities was partly offset by an outflow of additional $38.69 million arising from repayment of long-term debt in 2023 compared to the period of 2022.

Year ended December 31, 2022 compared to year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2023, we had seven outstanding loans with a combined outstanding balance of $131.0 million. These loans mature between 2024 and 2030. Our long-term debt as of December 31, 2023 comprises bank loans granted to our vessel-owning subsidiaries with margins over SOFR ranging from 1.95% to 3.50%. A description of our loans as of December 31, 2023 is provided in Note 9 of our attached financial statements. As of December 31, 2023, we are scheduled to repay approximately $31.20 million of the above bank loans in 2024.

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

Shelf Registration

On January 17, 2023, the SEC declared effective our shelf registration statement on Form F-3, originally filed on December 29, 2022, pursuant to which we may offer and sell, within a three-year period (after which the registration statement expires), up to $400,000,000 of our securities, consisting of common shares, preferred shares, debt securities, warrants and units. On December 21, 2022, the SEC declared effective our shelf registration statement on Form F-3, originally filed on December 7, 2022, pursuant to which certain shareholders of the company may offer and sell 4,041,943 common shares of the company that were previously acquired in private transactions or in the open market or which were issued upon conversion of the Series B Preferred Shares or other convertible notes; this shelf registration does not have an expiration date.  The above two shelf registrations replaced our previous shelf registration statement on Form F-3 which was declared effective on May 7, 2020, and expired three years later, pursuant to which we could offer and sell up to $400,000,000 of our securities, consisting of common shares, preferred shares, debt securities, warrants and units, as well as 2,369,950 common shares that were previously acquired in private transactions or in the open market or which are issuable upon conversion of the Series B Preferred Shares or any convertible notes into which the Series B Preferred Shares may convert. Under this shelf registration, on August 3, 2020, we issued and sold 200,000 shares of our common stock through our at-the-market offering for net proceeds of approximately $0.7 million. On January 29, 2021, we sold 74,301 shares of common stock under our at-the-market offering for approximately $0.65 million of net proceeds. On February 12, 2021, we sold 8,600 shares of common stock under our at-the-market offering for approximately $0.09 million of net proceeds.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or participation in joint ventures to acquire vessels.

In October 2021 we took delivery of the feeder containership M/V “Jonathan P” for a total of $25.8 million. In December 2021 we took delivery of the intermediate container carrier M/V “Marcos V” with attached time charter, for a total of $40.5 million. Both vessels were financed by the Company’s own cash and two bank loans. In May and June 2022, we acquired the intermediate container carriers M/V “Rena P” and M/V “Emmanuel P” with attached time charters, for a total of $37 million. Both vessels were initially financed by the Company’s own cash and, subsequently, a bank loan was drawn in September 2022 for $19.25 million in order to also finance general corporate purposes of the borrowers and the Company.

In 2021 and 2022, we entered into contracts for the construction of nine newbuilding feeder container carriers (see “Significant Developments in 2023” section above) for a total cost of approximately $360.7 million, of which $198 million was outstanding as of December 31,2023. We intend to finance this with a combination of debt and own cash. During the years ended December 31, 2021, 2022 and 2023, we paid an amount of $7.6 million, $50.6 million and $104.1 million, respectively, as part of installments of the abovementioned shipbuilding contracts for all vessels under construction. An amount of $198.0 million is payable in the twelve-month period ending December 31, 2024.

We currently have six vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

In 2020 and 2021, the Company declared no dividend on its common stock. During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2022, the Company reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters of 2023, and on February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively.

For the year ended December 31, 2021, the Company declared dividends totaling $0.26 million, all of which were paid in cash during 2021. The Series B Preferred Shares paid dividends in-kind until January 29, 2019 at a rate of 5% per annum. From January 29, 2019 to January 29, 2021, the dividend rate on the Series B Preferred Shares was set to increase to 12% per annum and to 14% per annum thereafter and was payable in cash. On June 10, 2019, we redeemed $11.7 million of the Series B Preferred Shares, with a simultaneous reduction of the dividend rate to 8% per annum until January 29, 2021 payable in cash, after which date it would be increased to 14% per annum. From June 11, 2019 until March 31, 2020, the Series B Preferred Shares carried a dividend rate of 8% per annum, and were paid in cash. On April 1, 2020, we agreed with the holders of the Series B Preferred Shares, to have the option to pay the Series B Preferred dividends in-kind at a rate of 9.0% per annum, or at 8.0% per annum if paid in cash, until January 29, 2021, after which date it was set to increase to 14% per annum. On January 29, 2021, we redeemed 2,000 of our Series B Preferred Shares outstanding and paid $2,000,000 to our Preferred Shares shareholders. In connection with the redemption, we agreed with the Preferred Shares shareholders to set the dividend rate of the Preferred Shares to 8% per annum if paid in cash and 9% if paid in-kind, at the Company’s option until January 29, 2023, after which date the dividend rate would increase to 14%, and would be payable only in cash. In June 2021, the Company converted the remaining amount of 6,365 Series B Preferred Shares into common shares. Following the full redemption of our Series B Preferred Shares in 2021, no preferred dividends were declared or paid during 2022 or 2023.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. According to industry sources, as of March 31, 2024, the capacity of the fully cellular worldwide container vessel fleet was approximately 28.33 million teu with approximately 6.56 million teu, or, about 23.16% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; during 2004, 2005, 2006, 2007 and the first nine months of 2008, the majority of the Feeder, Handysize and Intermediate size containerships that were scrapped were in excess of 30 years of age. Continued weakness of containership charter rates resulted in increased scrapping rates at even lower vessel scrapping ages. In fact, 2016 saw scrapping of more than 500,000 teu, a 35-year record. In 2017 scrapping reached 398,610 teu, while in 2018, scrapping rates declined year on year reaching 119,910 teu. In 2019, the scrapping rate increased, reaching 182,560 teu. In 2020, there were 187,640 teu of containerships that were scrapped, while in 2021, due to the exceptional positive increase in the containership market, there were only 11,990 teu of containerships that were scrapped, the lowest level seen since 2006. Containership scrap markets remained subdued in 2022, with only 11 containerships accounting for 15,890 teu reported as sold for scrap within the year. Recycling activity picked up in 2023, with 83 containerships accounting for 157,960 teu sent to the scrapyard. Scrap markets are expected to be active in 2024, amid supply pressure from fleet growth and the introduction of environmental regulations.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of March 31, 2024, approximately 78% of our ship capacity days in the remainder of 2024, 28% of our ship capacity days in 2025 and 8% of our ship capacity days in 2026 are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters. The extent to which COVID-19, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

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

Impairment of vessels

We review our vessels held for use for impairment whenever events or changes in circumstances (such as vessel market values, vessel sales and purchases, business plans and overall market conditions) indicate that the carrying amount of the vessels, including any related intangible assets and liabilities, may not be recoverable. If indicators for impairment are present, we determine future undiscounted net operating cash flows for the related vessels and compare them to their carrying values. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, we record an impairment loss calculated by comparing the vessel’s carrying value to its estimated fair market value. We estimate fair market value primarily through the use of vessel valuations performed on an individual vessel basis, which are mainly based on recent sales and purchase transactions.

The carrying values of the Company’s vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings.

As of December 31, 2023, we had indicators of impairment for six of our vessels. For the vessels with impairment indicators as of December 31, 2023, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 14-year period for 2023, which starts in 2010 and takes into account complete market cycles, and which provides a more representative reference for the long-term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

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

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. For the six vessels that as of December 31, 2023 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2023	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2024)	Rate Year 2 (2025)	Rate Year 3+ (2026+)	Breakeven Rate (USD/day)
Emmanuel P.	21,000	16	7	n/a*	15,049	20,579	18,581
Rena P.	21,000	16	9	n/a*	15,049	21,216	16,539
Jonathan P.	27,714	9	8	9,483	9,483	12,412	7,897
Marcos V.	42,200	12	7	n/a*	15,000	25,469	22,504
Gregos	48,000	28	24	n/a*	n/a*	16,609	8,945
Terataki	48,000	31	24	n/a*	n/a*	16,609	8,596

* Not applicable, since the vessel is under time charter agreement for the subject years subsequent to December 31, 2023.

Recent Accounting Pronouncements

Please refer to Note 2 of the financial statements included in Item 18 of this annual report for a description of recent accounting pronouncements that may apply to us.

Russia-Ukraine Conflict & Unrest in the Middle East

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability and resulting volatility could significantly increase our costs and adversely affect our business, including our ability to secure charter and financing on attractive terms, financial condition, results of operation and cash flows.

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

Since October 7, 2023, Israel and Hamas have been at war in Palestine. Regional militant groups, such as Hezbollah, have also launched attacks directed against Israel. There is widespread uncertainty about the degree of any increased escalation of the war, interventions by other groups or nations, and resulting instability in the Middle East. The impacts of the war on the global economy, including commodity pricing and the disruption of shipping routes, are also currently unknown. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through Suez-Canal. As a result, we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. Any dramatic escalation of the trade disruptions could lead to increased operational costs incurred by our business, or otherwise harm our financial condition, results of operation and cash flows.

While our vessels do not currently sail in the Black Sea or the Red Sea, it is possible that the continued conflict in Ukraine and the Middle East, including any effect on our ability to pay the wages of crew members or consultants who may hold accounts at Russian banks that are subjected to sanctions, any increased shipping costs, disruptions of global shipping routes, any impact on the global supply chain and any impact on current or potential customers caused by the events in Russia and Ukraine, Israel and the Middle East, could adversely affect our operations or financial performance. Due to the recent nature of these activities, the full impact on our business is not yet known.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	64	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	64	CFO and Treasurer; Class A Director
Aristides P. Pittas	72	Vice Chairman; Class A Director
Stephania Karmiri	56	Secretary
Panagiotis Kyriakopoulos	63	Class B Director
Andreas Papathomas	72	Class B Director
George Taniskidis	63	Class C Director
Apostolos Tamvakakis	66	Class C Director

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. He is also member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry Ltd. since January 2018 and a member of the Board of Directors and the Audit Committee of Pyxis Tankers Inc. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of EuroDry Ltd. since January 2018; a member of the Board of Directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the Board of Directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 25 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. He is also member of the Board of Directors and Vice Chairman of EuroDry Ltd. since January 2018. Mr. Pittas has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

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

Board Diversity Matrix (As of March 31, 2024)
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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. For the years ended December 31, 2021 and 2022, the executive services fee we paid to Eurobulk each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, amounted to $2,000,000. For the year ended December 31, 2023, the fee we paid for these services amounted to $2,150,000. Starting from January 1, 2024, this fee has been adjusted to $2,250,000 to account for inflation.

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

On November 19, 2021 an award of 49,650 non-vested restricted shares was made to 21 key persons of which 50% vested on July 1, 2022 and 50% vested on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

On November 3, 2022, the Board of Directors issued an award of 60,000 non-vested restricted shares to 31 key persons, of which 50% vested on November 16, 2023 and 50% will vest on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 were awarded to employees of Eurobulk.

On November 10, 2023, the Board of Directors issued an award of 60,500 non-vested restricted shares to 32 key persons, of which 50% will vest on July 1, 2024 and 50% will vest on July 1, 2025; awards to officers and directors amounted to 31,000 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

C.	Board Practices

The current term of our Class A directors expires in 2026, the current term of our Class B directors expires in 2024 and the current term of our Class C directors expires in 2025.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Ms. Eirini Pitta, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2023, 181 officers and 248 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2023. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Stockholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of March 31, 2024 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (15)
Containers Shareholders Trinity Ltd. (2)	2,747,013	39.2%
Friends Investment Company Inc. (3)	543,282	7.7%
Eurobulk Marine Holdings Inc. (4)	528,169	7.5%
Family United Navigation Co. (5)	213,372	3.0%
Synergy Holdings Limited (6)	951	(*	)
Aristides J. Pittas(7)	76,050	(*	)
Anastasios Aslidis (8)	36,038	(*	)
Panagiotis Kyriakopoulos (9)	12,800	(*	)
Aristides P. Pittas (10)	14,798	(*	)
Apostolos Tamvakakis (11)	6,942	(*	)
George Taniskidis (12)	6,540	(*	)
Andreas Papathomas	2,800	(*	)
Stephania Karmiri (13)	1,300	(*	)
Symeon Pariaros (14)	4,550	(*	)
Konstantinos Siadimas (15)	4,600	(*	)
All directors and officers and 5% owners as a group	4,199,205	59.9%

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

(2)

Represents 2,747,013 shares of common stock held of record by Containers Shareholders Trinity Ltd. (“CST”). A majority of the shareholders of CST are members of the Pittas family. Investment power and voting control by CST resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CST may be taken by a majority of the members on its Board of Directors.

(3)

Represents 543,282 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

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

(5)

Represents 213,372 shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)

Represents 951 shares of common stock held of record by Synergy Holdings Ltd. (“SHL”). SHL is indirectly controlled by a trust (under which Andreas Papathomas is a beneficiary) which may be deemed to have beneficial ownership of shares beneficially owned by SHL. Mr. Papathomas is a director of the Company.

(7)

Does not include 1,273,108 shares of common stock held of record by CST, and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vesting on July 1, 2024, 5,500 shares of common stock vesting on November 15, 2024 and 5,500 shares vesting on July 1, 2025.

(8)

Does not include 9,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,750 shares vesting on July 1, 2024, 3,750 shares of common stock vesting on November 15, 2024 and 3,750 shares vesting on July 1, 2025.

(9)	Includes 700 shares vesting on July 1, 2024, 700 shares of common stock vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(10)

Does not include 357,652 shares of common stock held of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vesting on July 1, 2024, 1,550 shares of common stock vesting on November 15, 2024 and 1,550 shares vesting on July 1, 2025.

(11)	Includes 700 shares vesting on July 1, 2024, 700 shares of common stock vesting on November 16, 2024 and 700 shares vesting on July 1, 2025.

(12)

Does not include 45,378 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vesting on July 1, 2024, 700 shares of common stock vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(13)	Includes 250 shares vesting on July 1, 2024, 250 shares vesting on November 15, 2024 and 250 shares vesting on July 1, 2025.

(14)	Includes 950 shares vesting on July 1, 2024, 950 shares of common stock vesting on November 15, 2024 and 950 shares vesting on July 1, 2025.

(15)	Includes 700 shares vesting on July 1, 2024, 700 shares of common stock vesting on November 15, 2024 and 700 shares vesting on July 1, 2025.

(16)	Voting stock includes 90,500 unvested shares for a total of 7,014,331 issued and outstanding shares of the Company as of March 31, 2024.

B.	Related Party Transactions

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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was amended and restated as of January 1, 2018 for an additional five-year term until January 1, 2023. It was then automatically extended for an additional five-year period until January 1, 2028. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after each period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement pursuant to the Master Management Agreement.

Under the amended and restated Master Management Agreement, as of January 1, 2018, we paid Eurobulk a fixed cost of $2,000,000 annually, up from $1,250,000 previously, together with a per ship per day cost of 685 Euros and also adjusted annually for inflation in the Eurozone every January 1st (there was no inflation adjustment on January 1, 2021). This cost was reduced by half (342.5 Euros per vessel per day) for any vessels that were laid up, as well as for the vessels under construction, which start paying the daily management fee after steel cutting. The daily management fee remained at 685 Euros in 2020 and 2021. Starting January 1, 2022, the daily management fee per vessel was adjusted to 720 Euros per vessel, to reflect Eurozone inflation over 2021. This fee remained effective until the expiration of the Management Agreement on January 1, 2023, reduced by half for any vessels that were laid up or under construction. Starting January 1, 2023, the daily management fee per vessel was adjusted to 775 Euros per vessel (approximately $853, using the exchange rate as of December 31, 2023, which was $1.10 per Euro), to reflect further inflation. This cost was reduced by half (387.50 Euros per vessel per day or approximately $426, using the exchange rate as of December 31, 2023, which was $1.10 per Euro) for any vessels that are laid up or under construction. Starting January 1, 2024, the daily management fee per vessel was adjusted to 810 Euros per vessel (approximately $891, using the exchange rate as of December 31, 2023, which was $1.10 per Euro), to reflect further inflation. This cost is reduced by half (405 Euros per vessel per day or approximately $446, using the exchange rate as of December 31, 2023, which was $1.10 per Euro) for any vessels that are laid up or under construction. This fee will remain effective and adjusted for inflation every year until the expiration of the Management Agreement on January 1, 2028.

As of May 30, 2018, following the Spin-off, the fixed annual cost was adjusted to $1,250,000. On November 15, 2019, the Company signed an addendum adjusting the fixed annual cost to $2,000,000 to compensate Eurobulk for the increase in the fleet and certain management services provided by Synergy Marine Ltd., a company controlled by Andreas Papathomas and which became affiliated with the Company post-acquisition, as a result of his appointment to our Board of Directors in November 2019. For the year 2021, the fixed annual cost paid to Eurobulk was $2,000,000, before bonuses. This annual fee was increased to $2,150,000 with effect from January 1, 2023 to reflect inflation, and was further increased to $2,250,000 from January 1, 2024 to account for further inflation. The fee will be adjusted for inflation every year until the expiration of the Master Management Agreement on January 1, 2028. For 2021, 2022 and 2023, we also paid an additional special bonus of $460,000, $420,000 and $500,000, respectively, to Eurobulk’s employees, affiliated subcontractors and consultants.

Eurobulk has received fees for management and executive compensation expenses of $6,754,789, $7,340,063 and $8,370,831 during 2021, 2022 and 2023, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2023, the Company paid Eurochart $2,350,919 for chartering commissions and paid nil commissions for vessel sales. During 2022, the Company withheld an amount of $350,000 from the sellers of the M/V “Rena P” and “M/V Emmanuel P”, as a 1% commission in connection with the acquisition of the vessels. The Company also paid Eurochart the amount of $2,370,381 for chartering commissions and paid nil commissions for vessel sales. During 2021, the Company paid Eurochart a commission of $400,000 for the acquisition of M/V “Marcos V”, equaling to 1% of the purchase price of the vessel. In October 2021, the Company withheld the amount of $255,000 from the sellers of the M/V “Jonathan P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. Total fees charged by Sentinel and Technomar were $77,896 and $155,739 in 2021, $118,614 and $235,228 in 2022, and $108,208 and $236,416 in 2023, respectively.

On November 1, 2019, the Company entered into an agreement with a related party, Colby, a company controlled by the Pittas family and affiliated with our CEO, to draw $2.5 million loan to finance working capital needs. Interest on the loan was 8% per annum and was payable quarterly. On November 15, 2020, the maturity date of the loan was extended from December 31, 2020 to March 31, 2021, when it was fully repaid. We paid $0.05 million on interest for this loan for the fiscal year 2021.

Aristides J. Pittas is currently the Chairman of each of Eurochart and Eurobulk, both of which are our affiliates.

We have entered into a registration rights agreement with Friends, pursuant to which we granted Friends the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our common stock held by Friends. Under the registration rights agreement, Friends has the right to request us to register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Friends has the ability to exercise certain piggyback registration rights in connection with registered offerings initiated by us.

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

Dividend Policy

We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters and on February 21, 2024 our Board of Directors declared a quarterly dividend of  $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively. The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

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

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 19 “Subsequent Events” of our annual consolidated financial statements.

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

Common Stock

As of December 31, 2023 and March 31, 2024, there were 7,014,331 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of December 31, 2023 and March 31, 2024, there are no preferred shares issued and outstanding.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for the 2023 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2023 taxable year.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2023 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2023 U.S. federal income tax returns.

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

Changes in Global Tax Laws

Long-standing international tax initiatives that determine each country’s jurisdiction to tax cross-border international trade and profits are evolving as a result of, among other things, initiatives such as the Anti-Tax Avoidance Directives, as well as the Base Erosion and Profit Shifting reporting requirements, mandated and/or recommended by the EU, G8, G20 and Organization for Economic Cooperation and Development, including the imposition of a minimum global effective tax rate for multinational businesses regardless of the jurisdiction of operation and where profits are generated (Pillar Two). As these and other tax laws and related regulations change (including changes in the interpretation, approach and guidance of tax authorities), our financial results could be materially impacted. Given the unpredictability of these possible changes and their potential interdependency, it is difficult to assess whether the overall effect of such potential tax changes would be cumulatively positive or negative for our earnings and cash flow, but such changes could adversely affect our financial results.

On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation. Any new tax law in a jurisdiction where we conduct business or pay tax could have a negative effect on our company.

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

Interest Rate Fluctuation Risk

The international containership shipping industry is capital-intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with SOFR. See Item 3.D: “Risk Factors” above for more information on risks related to volatility in SOFR, and the discontinuance of LIBOR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on the SOFR reference rate plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swaps as of December 31, 2022 and 2023 was $60.0 million and $20.0 million, respectively. The swaps have specified rates and duration. Refer to the table in Note 15 of our financial statements included at the end of this annual report, which summarizes the interest rate swaps in place as of December 31, 2022 and December 31, 2023. Our one swap contract expires in January 2028. As at December 31, 2023, our average debt coverage for the three year period of 2024, 2025 and 2026 was approximately 17%, 25% and 33%, respectively.

As at December 31, 2023, we had $131.0 million of floating rate bank debt outstanding with margins over SOFR ranging from 1.95% to 3.50%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2023 by approximately $1,262,290 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our loans and the interest rate swaps as of December 31, 2023 in U.S. dollars to a 100 basis points increase in the SOFR Reference rate during the next five years. Specifically, the interest we will have to pay for our floating rate loans will increase, but net payments we will have to make under our interest rate swap contract will decrease.

Year Ended December 31,	Amount in $ (floating rate loans)	Amount in $ (swap)
2024	1,159,400	(200,000)
2025	815,000	(200,000)
2026	602,100	(200,000)
2027	444,500	(200,000)
2028 and thereafter	283,500	(1,667)

Foreign Currency Exchange Rate Risk

The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 24% of our vessel operating expenses and drydocking expenses in 2023 in currencies other than U.S. dollars. Comparatively, in 2022 approximately 20% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 5% in 2023) are mainly in Euros and some other currencies. As of December 31, 2023, approximately 35% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2022 was $54,235, while the net foreign exchange loss for the year ended December 31, 2023 was $33,634.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2023, would have increased our vessel operating expenses and dry-docking expenses by approximately $1.08 million and the fair value of our outstanding trade accounts payable by approximately $0.19 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2023. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2023, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2023.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2022 and 2023. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”):

	2022 (dollars in thousands)	2023 (dollars in thousands)
Audit Fees	$209	$199
Total	$209	$199

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

Share Repurchase Program

On May 23, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $20.0 million of our common shares, which was extended in May 2023 for another year. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. As of December 31, 2023, we have repurchased a total of 400,705 common shares as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1-30, 2022	14,602	$23.739	14,602	$19,653,3699
July 1-31, 2022	25,594	$22.385	25,594	$19,080,442
September 1-30, 2022	92,145	$21.495	92,140	$17,099,867
October 1-31, 2022	6,600	$20.499	6,600	$16,964,575
November 1-30, 2022	86,419	$19.816	86,419	$15,252,113
December 1-31, 2022	12,975	$19.972	12,975	$14,992,974

Total	238,335	N/A	238,330	N/A
Period
January 1-31, 2023	13,355	$17.859	13,355	$14,754,470
February 1-28, 2023	27,884	$17.785	27,884	$14,258,563
March 1-31, 2023	61,845	$17.895	61,845	$13,151,844
April 1-30, 2023	7,000	$18.483	7,000	$13,022,464
May 1-31, 2023	5,306	$20.000	5,306	$12,916,344
June 1-30, 2023	5,064	$21.333	5,064	$12,808,316
July 1-31, 2023	37,831	$21.924	37,831	$11,978,904
August 1-31, 2023	4,090	$24.234	4,090	$11,879,787
Total	162,375	N/A	162,375	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2023. We did not repurchase any of our common shares in January, February or March 2024.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

Item 16G.	Corporate Governance

Please see Item 6.C. Board Practices - Corporate Governance.

OTHER THAN AS NOTED IN THE SECTION ABOVE, WE ARE IN FULL COMPLIANCE WITH ALL OTHER APPLICABLE NASDAQ CORPORATE GOVERNANCE STANDARDS.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 16J.	Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

●	information technology and solution usage;
●	access control;
●	patch management;
●	security on specific environments (i.e. cloud, virtualization, automated systems, etc.);
●	log management;
●	network security;
●	systems security standards;
●	remote access;
●	cryptography;
●	mobile devices;
●	incident management.

In particular, we deploy a variety of methods of defense such as endpoint security, email and web filtering, access and identity management and security monitoring to provide appropriate levels of protection against cybersecurity threats.

We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly-identified and developing areas of cybersecurity threats. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. We utilize security standards and have established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

The employees of our Manager, who are the main users of our digital assets, are trained to face cybersecurity threats and attacks. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.

In the event of a cyberattack, the Chief Information Security Officer of our Manager uses the internal escalation channels to inform the management as further described below.

We closely monitor changes in data protection rules and guidance. This allows us to maintain compliance with applicable laws and to keep ahead of developments and regulatory shifts.

Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight. Although we have put in place the cybersecurity processes described above, cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems could have a material adverse effect on our business strategy, results of operations or financial condition (see “Item 3. Key Information—D. Risk Factors—Industry Risk Factors—We rely on our information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.”)

The governance of cybersecurity risks is overseen by our board of directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters from our Manager. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

Our Manager has appointed a Chief Information Security Officer who oversees the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. He develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer.

The Audit Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from the Manager. Our Chief Executive Officer is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company. In the event of a cybersecurity incident, we have implemented a process in which the Chief Information Security Officer would report such incident to our Chief Executive Officer and the Audit Committee if the incident is determined to present critical risk to us.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-47, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(13)
1.2	Bylaws of Euroseas Ltd.(14)
1.3	Amendment to Bylaws of Euroseas Ltd.(14)
2.1	Specimen Common Stock Certificate(4)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(15)
2.6	Form of Subscription Rights Certificate(16)

2.7	Description of Securities (11)
4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008(3)
4.6	Addendum No. 1 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009(5)
4.7	Form of Right of First Refusal(2)
4.8	Form of Advisory Agreement(2)
4.9	Form of Senior Security Debt Indenture(4)
4.10	Form of Subordinated Debt Security Indenture(4)
4.11	Addendum No. 10 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of November 15, 2019(8)
4.12	Loan Agreement between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as arranger, relating to a revolving credit facility of up to US$45,000,000 dated November 21, 2018(6)
4.13	Supplemental Letter to the Facility Agreement of up to US$45,000,000 between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as the bank, dated May 30, 2019(8)
4.14	Loan Agreement between Diamantis Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$4,000,000 dated July 29, 2019(8)
4.15

Secured Loan Agreement between Kea Shipowners Ltd., Spetses Shipowners Ltd. and Hydra Shipowners Ltd., as borrowers, and HSBC Bank PLC, as lender, for a secured loan of US$12,500,000 dated July 30, 2019(8)

4.16

Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as borrowers, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$32,000,000 dated November 8, 2019(8)

4.17	Loan Agreement between Euroseas Ltd., as borrower, and Colby Trading Ltd., as lender, for a term loan facility of up to US$2,500,000 dated November 1, 2019(8)
4.18	Euroseas Ltd. 2018 Equity Incentive Plan(6)
4.19	Form of Stockholders Rights Agreement dated May 27, 2019(7)
4.20	Registration Rights Agreement between Euroseas Ltd. and Synergy Holdings Limited dated November 7, 2019(8)
4.21	Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated October 30, 2018(8)
4.22	Amendment No. 1. to the Equity Distribution Agreement between Euroseas Ltd. and Maxim Group LLC dated May 29, 2020(9)
4.23

Supplemental Letter to the Facility Agreement of up to US$45,000,000 dated November 21, 2018, as amended by a first supplemental letter dated May 30, 2019, between Euroseas Ltd., as Borrower, and Eurobank S.A. (formerly Eurobank Ergasias S.A.), as Lender, dated June 26, 2020(10)

4.24	Supplemental Agreement between Diamantis Shipowners Ltd., as Borrower, and Piraeus Bank S.A, as Lender, dated July 16, 2020 in relation to a Loan Agreement dated July 29, 2019(10)
4.25

Loan Agreement between Corfu Navigation Ltd. and Jonathan John Shipping Ltd., as Borrowers, and Sinopac Capital International (HK) Limited, as Lender, in respect of a loan of up to US$10,000,000 dated September 6, 2021(11)

4.26	Loan Agreement between Jonathan Shipowners Ltd., as Borrower, and HSBC Bank plc, as Lender in relation to a Secured Loan of US$15,000,000 dated October 22, 2021(11)
4.27

Loan Agreement between Marcos Shipping Ltd., as Borrower, and Eurobank S.A., as the Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to US$34,000,000 dated December 14, 2021(11)

4.28	Interest Rate Swap Agreement between Euroseas Ltd., and Piraeus Bank S.A. dated June 20, 2022 (12)

4.29

Loan Agreement between Rena Shipping Ltd. and Emmanuel Shipping Ltd., as Borrowers and each a Borrower, and HSBC Bank plc, as Lender in relation to a Secured Loan Agreement of US$19,250,000 dated September 13, 2022 (12)

4.30

Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Emmanuel Shipping Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022 (12)

4.31

Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Rena Shipping Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022 (12)

4.32

Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Jonathan Shippowners Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022 (12)

4.33

Loan Agreement between Gregos Maritime Ltd. as Borrower, and Eurobank S.A. as Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to $26,000,000 dated March 30, 2023

4.34

Supplemental Loan Agreement to a Loan Agreement dated December 14, 2021, between Marcos Shipping Ltd., as Borrower, and Eurobank S.A. as Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to $34,000,000 dated June 16, 2023

4.35	Loan Agreement between Terataki Shipping Ltd, as Borrower, Euroseas Ltd. as Guarantor and National Bank of Greece S.A., as Lender, in respect of a loan of up to $26,000,000 dated June 29, 2023.
4.36

Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers, and Piraeus Bank S.A. as Lender, in respect of a loan of up to $40,000,000 dated July 12, 2023.

4.37	Supplemental Agreement between Antwerp Shipping Ltd, Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers and Piraeus Bank S.A., as Lender, in respect of a loan of up to $40,000,000 dated November 8, 2023.
4.38	Supplemental Agreement between Jonathan Shipowners Ltd., as Borrower and Piraeus Bank S.A., as Lender, in relation to a Loan Agreement dated October 22, 2021 of up to $15,000,000, dated July 12, 2023.
4.39	Supplemental Agreement to the Loan Agreement dated September 6, 2021 in respect to a loan of up to $10,000,000 between Corfu Navigation Ltd., Jonathan John Shipping Ltd., as Borrowers, with Euroseas Ltd., as Corporate Guarantor, with Sinopac Capital International (HK) Limited, as Lender, dated September 6, 2023
4.40	Addendum No. 13 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 8, 2023 (12)
4.41	Euroseas Ltd. 2021 Equity Incentive Plan (11)
4.42	Loan Agreement between Leonidas Shipping Ltd., as Borrower, and First-Citizens Bank & Trust Company as Lender, in respect of a loan of up to $22,000,000 dated April 18, 2024.
8.1	Subsidiaries of the Registrant
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation.
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

_________________________________

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.

(2)	Filed as an Exhibit to the Company’s Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.

(3)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.

(4)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-152089) on July 2, 2008.

(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.

(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.

(7)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 28, 2019.

(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2020.

(9)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 29, 2020.

(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2021.

(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 22, 2022.

(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2023.

(13)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.

(14)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.

(15)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.

(16)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 25, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By: /s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 30. 2024.

Euroseas Ltd. and Subsidiaries Consolidated financial statements

Index to consolidated financial statements

Pages

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Euroseas Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Impairment of vessels – Future Charter Rates for vessels with impairment indicators – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels held for use for impairment involves an assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel, including any related intangible assets and liabilities, may not be recoverable. As of December 31, 2023, six out of nineteen vessels had impairment indicators.

If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessel. When the Company’s estimate of future undiscounted net operating cash flows (excluding interest charges) expected to be generated by the use and eventual disposition of any vessel for which indicators of impairment exist is less than its carrying amount, the Company records an impairment loss to reduce the vessel’s carrying value to its fair market value.

In developing estimates of future cash flows, the Company makes various assumptions including future charter rates which are the most sensitive and subjective assumption. For periods of time where the vessels are not fixed on time charters, the Company estimates the future daily time charter equivalent rate (the “future charter rate”) for the vessels’ unfixed days as follows: i) for the first two years based on the prevailing market charter rates and ii) from the third year onwards, the inflation-unadjusted historical average rates for similar size vessels over a 14-year period for 2023, which takes into account complete market cycles. These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the future undiscounted net operating cash flows for vessels with impairment indicators as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates for vessels with impairment indicators utilized in the future undiscounted net operating cash flows included the following, among others:

We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:

1.	Evaluating the Company’s methodology for estimating the future charter rates by using our industry experience.

2.

Evaluating the Company’s assumptions regarding future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, 2) the Company’s budget, 3) historical rate information by vessel class published by third party broker and 4) other external market sources, including analysts’ reports and reports on prospective market outlook.

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

April 30, 2024

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries Consolidated Balance Sheets December 31, 2022 and 2023 (All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2022	December 31, 2023
Assets
Current assets
Cash and cash equivalents		25,845,333	58,613,304
Restricted cash	9	2,193,173	2,994
Trade accounts receivable, net		572,961	2,037,940
Other receivables		5,515,311	2,276,116
Inventories	3	2,306,177	2,538,342
Prepaid expenses		350,206	502,833
Derivatives	15,16	1,142,682	-
Asset held for sale	5	8,909,172	-
Due from related company	8	32,146	-
Total current assets		46,867,161	65,971,529

Long-term assets
Vessels, net	5	216,570,426	267,626,155
Advances for vessels under construction	4	59,083,594	85,375,650
Restricted cash	9	3,400,000	5,700,000
Derivatives	15,16	2,669,244	-
Total assets		328,590,425	424,673,334

Liabilities and shareholders’ equity
Current liabilities
Long-term bank loans, current portion	9	55,419,815	30,839,541
Trade accounts payable		5,160,068	5,746,510
Accrued expenses	6	1,756,383	1,865,615
Liability associated with asset held for sale	5	3,556,641	-
Accrued dividends	17	66,375	105,250
Derivatives	15,16	-	56,042
Deferred revenues		7,730,422	11,275,911
Due to related company	8	-	1,298,941
Total current liabilities		73,689,704	51,187,810

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries Consolidated Balance Sheets December 31, 2022 and 2023 (All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2022	December 31, 2023
Long-term liabilities
Long-term bank loans, net of current portion	9	51,812,086	99,161,871
Derivatives	15,16	-	168,138
Fair value of below market time charters acquired	7	34,933,438	7,580,306
Total long-term liabilities		86,745,524	106,910,315
Total liabilities		160,435,228	158,098,125

Commitments and contingencies	11

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,116,206 and 7,014,331 issued and outstanding, respectively	17	213,486	210,430
Additional paid-in capital		260,539,222	258,434,237
(Accumulated deficit) / Retained earnings		(92,597,511)	7,930,542
Total shareholders’ equity		168,155,197	266,575,209
Total liabilities and shareholders’ equity		328,590,425	424,673,334

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries Consolidated statements of operations Years ended December 31, 2021, 2022 and 2023 (All amounts, except for share data, expressed in U.S. Dollars)

	Notes	2021	2022	2023
Revenues
Time charter revenue		97,977,389	189,630,465	195,779,495
Commissions (including $1,075,274, $2,370,381 and $2,350,919, respectively, to related party)	8	(4,085,717)	(6,936,221)	(6,422,112)
Net revenue		93,891,672	182,694,244	189,357,383
Operating expenses / (income)
Voyage expenses	14	624,734	2,476,854	1,284,375
Vessel operating expenses (including $233,635, $353,842 and $344,624, respectively, to related party)	8,14	29,739,437	37,667,191	42,004,155
Dry-docking expenses		4,094,693	9,506,675	3,373,648
Vessel depreciation	5	7,203,198	18,522,217	22,835,469
Related party management fees	8	4,294,789	4,920,063	5,720,831
General and administrative expenses (including $2,460,000, $2,420,000 and $2,650,000, respectively, to related party)	8,12	3,491,120	4,571,030	4,744,907
Net loss/ (gain) on sale of vessel (including $0, $0 and $142,266, respectively, to related party)	5,8	9,417	-	(5,158,370)
Impairments loss	5	-	-	13,832,716
Other operating income	18	(1,298,318)	(1,610,000)	(2,727,114)
Gain on time charter agreements termination	7	-	-	(15,984,253)
Total operating expenses, net		48,159,070	76,054,030	69,926,364
Operating income		45,732,602	106,640,214	119,431,019
Other (expenses)/ income
Interest and other financing costs (including $50,000, $0 and $0, respectively, to related party)	8,9	(2,779,729)	(5,072,619)	(6,431,007)
(Loss) / gain on derivatives, net	15	(27,141)	4,355,657	178,128
Foreign exchange gain / (loss)		34,418	54,235	(33,634)
Interest income		3,510	267,429	1,404,773
Other expenses, net		(2,768,942)	(395,298)	(4,881,740)
Net income		42,963,660	106,244,916	114,549,279
Dividends to Series B preferred shares		(255,324)	-	-
Preferred deemed dividend		(345,628)	-	-
Net income attributable to common shareholders		42,362,708	106,244,916	114,549,279
Weighted average number of shares outstanding during the year, basic	13	6,976,905	7,181,561	6,931,280
Earnings per share attributable to common shareholders - basic	13	6.07	14.79	16.53
Weighted average number of shares outstanding during the year, diluted	13	6,993,405	7,190,107	6,936,060
Earnings per share attributable to common shareholders - diluted	13	6.06	14.78	16.52

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries Consolidated statements of shareholders’ equity Years ended December 31, 2021, 2022 and 2023 (All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance January 1, 2021	6,708,946	201,268	257,467,980	(230,333,881)	27,335,367
Net income	-	-	-	42,963,660	42,963,660
Dividends to Series B preferred shares	-	-	-	(255,324)	(255,324)
Preferred deemed dividend	-	-	-	(345,628)	(345,628)
Issuance of shares sold at the market (ATM), net of issuance costs	82,901	2,487	608,746	-	611,233
Issuance of restricted shares for stock incentive award and share-based compensation	49,650	1,490	180,834	-	182,324
Issuance of shares in connection with Series B Preferred Shares converted to equity	453,044	13,591	6,351,673	-	6,365,264
Balance December 31, 2021	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896
Net income	-	-	-	106,244,916	106,244,916
Issuance of restricted shares for stock incentive award and share-based compensation	60,000	1,800	949,585	-	951,385
Repurchase and cancellation of common shares	(238,335)	(7,150)	(5,019,596)	-	(5,026,746)
Dividends declared ($1.50 per share)	-	-	-	(10,871,254)	(10,871,254)
Balance December 31, 2022	7,116,206	213,486	260,539,222	(92,597,511)	168,155,197
Net income	-	-	-	114,549,279	114,549,279
Issuance of restricted shares for stock incentive award and share-based compensation	60,500	1,815	1,081,599	-	1,083,414
Repurchase and cancellation of common shares	(162,375)	(4,871)	(3,140,564)	-	(3,145,435)
Offering expenses paid	-	-	(46,020)	-	(46,020)
Dividends declared($2.00 per share)	-	-	-	(14,021,226)	(14,021,226)
Balance December 31, 2023	7,014,331	210,430	258,434,237	7,930,542	266,575,209

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries Consolidated statements of cash flows Years ended December 31, 2021, 2022 and 2023 (All amounts expressed in U.S. Dollars)

	2021	2022	2023
Cash flows from operating activities:
Net income	42,963,660	106,244,916	114,549,279
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	7,203,198	18,522,217	22,835,469
Impairment loss	-	-	13,832,716
Amortization and write off of deferred charges	223,492	342,861	475,511
Net loss / (gain) on sale of vessel	9,417	-	(5,158,370)
Amortization of fair value of below market time charters acquired	(230,112)	(10,827,595)	(11,368,879)
Gain on time charter agreements termination	-	-	(15,984,253)
Share-based compensation	182,324	951,385	1,083,414
Unrealized (gain) / loss on derivatives	(153,835)	(4,223,839)	4,036,107
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	738,294	701,768	(1,464,979)
Prepaid expenses	(138,414)	32,523	(152,627)
Other receivables	143,739	(3,792,426)	3,239,195
Inventories	(612,032)	(31,723)	178,138
Due from related company	-	(32,146)	32,146
Increase / (decrease) in:
Due to related company	285,898	(309,970)	1,298,941
Trade accounts payable	(740,664)	2,014,706	(1,079,404)
Accrued expenses	393,352	53,458	109,232
Deferred revenues	2,344,622	4,436,436	3,545,489
Net cash provided by operating activities	52,612,939	114,082,571	130,007,125
Cash flows from investing activities:
Cash paid for vessels under construction	(7,615,958)	(50,866,784)	(111,475,509)
Cash paid for vessel acquisitions including attached time charter agreements and vessel improvements	(66,474,058)	(39,822,933)	(817,740)
Net proceeds and advances from sale of vessels	(9,417)	3,556,641	10,100,598
Net cash used in investing activities	(74,099,433)	(87,133,076)	(102,192,651)

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries Consolidated statements of cash flows Years ended December 31, 2021, 2022 and 2023 (All amounts expressed in U.S. Dollars)

(Continued)

	2021	2022	2023
Cash flows from financing activities:
Redemption of Series B preferred shares	(2,000,000)	-	-
Proceeds from issuance of common stock, net of commissions paid	743,553	-	-
Cash paid for share repurchase	-	(5,026,746)	(3,145,435)
Preferred dividends paid	(424,000)	-	-
Dividends paid	-	(10,804,879)	(13,982,351)
Offering expenses paid	(123,167)	(27,633)	(102,896)
Loan arrangement fees paid	(758,000)	(115,500)	(731,000)
Proceeds from long-term bank loans	75,500,000	19,250,000	92,000,000
Repayment of long-term bank loans	(23,791,840)	(30,284,460)	(68,975,000)
Repayment of related party loan	(2,500,000)	-	-
Net cash provided by / (used in) financing activities	46,646,546	(27,009,218)	5,063,318
Net increase / (decrease) in cash, cash equivalents and restricted cash	25,160,052	(59,723)	32,877,792
Cash, cash equivalents and restricted cash at beginning of year	6,338,177	31,498,229	31,438,506
Cash, cash equivalents and restricted cash at end of year	31,498,229	31,438,506	64,316,298
Cash breakdown
Cash and cash equivalents	26,530,944	25,845,333	58,613,304
Restricted cash, current	167,285	2,193,173	2,994
Restricted cash, long term	4,800,000	3,400,000	5,700,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	31,498,229	31,438,506	64,316,298
Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	2,447,089	5,100,982	5,788,025
Financing, and investing activities fees:
Offering expenses accrued	84,510	56,877	-
Capital expenditures and improvements for vessels under construction included in liabilities	690,481	648,979	2,371,700
Issuance of shares in connection with Series B Preferred Shares converted to equity	6,365,264	-	-
Dividends declared but not paid	-	66,375	105,250

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

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

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, collectively own 59.3% of the Company’s shares as of December 31, 2023.

As of  December 31, 2023, the Company had a working capital surplus of $14.8 million. For the year ended  December 31, 2023, the Company reported a net income of $114.5 million and generated net cash from operating activities of $130.0 million. The Company’s cash balance amounted to $58.6 million, while cash in restricted and retention accounts amounted to $5.7 million as of  December 31, 2023. As noted in Note 4 below, the Company entered into agreements for the construction of nine container carriers, two of which were delivered to the Company during 2023 and seven of which are expected to be delivered within 2024. For the construction of the remaining seven vessels an amount of $198.0 million is payable in the twelve-month period ending  December 31, 2024. All the payments are guaranteed by the Company. In February 2024, the Company received an amount of $27.0 million through the sale and lease back financing transaction in connection with the delivery of the vessel M/V “Tender Soul” (see Note 19). In addition, in April 2024, the Company received an amount of $22.0 million through new mortgage debt financing in connection with the delivery of M/V “Leonidas Z” and entered into a committed term sheet for the financing of M/V “Monica” and M/V “Stephania”, for a total of up to $45.0 million in respect of these two newbuilding vessels that are expected to be delivered to the Company in the second quarter of 2024 (see Note 19). The Company intends to fund its working capital requirements and capital commitments via cash on hand and cash flows from operations and funds from new mortgage debt financing for the vessels under construction. In the event that these sources are not sufficient, the Company  may also use funds from new mortgage debt financing for the seven unencumbered vessels that the Company owns, debt refinancing, debt balloon payment refinancing, proceeds from its on-going at-the-market offering and other equity offerings and sell vessels or the newbuilding contracts themselves (where equity and liquidity will be released), if required, among other options. The Company believes it will have adequate funding through the sources described above and, accordingly, it believes it has the ability to continue as a going concern and finance its obligations as they come due over the next twelve months following the date of the issuance of these financial statements. Consequently, the consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned subsidiaries for the year ended December 31, 2023, are set out below:

a)	Subsidiaries owning vessels in operation

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

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

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

●

Terataki Shipping Ltd., incorporated in the Republic of the Marshall Islands on  June 25, 2021, entered on  June 29, 2021, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4202). The vessel was delivered to the Company on July 6, 2023.

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

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information – continued

b)	Subsidiaries owning vessels under construction

●

Tender Soul Shipping Ltd., incorporated in the Republic of the Marshall Islands on  January 27, 2022, entered on  January 28, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4236). The vessel was delivered to the Company on February 6, 2024.

●

Leonidas Shipping Ltd., incorporated in the Republic of the Marshall Islands on  January 27, 2022, entered on  January 28, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4237). The vessel was delivered to the Company on April 25, 2024.

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

c)	Non-vessel owning subsidiaries

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

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information – continued

●

Bridge Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Marshall Islands flag 71,366 DWT / 5,610 TEU container carrier M/V “Akinada Bridge”, which was built in 2001 and acquired on December 21, 2017. The vessel was sold on January 9, 2023.

●

Eurocon Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Antwerp Shipping Ltd., Busan Shipping Ltd., Corfu Navigation Ltd., Gregos Shipping Limited, Hydra Shipowners Ltd., Joanna Maritime Ltd., Jonathan John Shipping Ltd., Kea Shipowners Ltd., Keelung Shipping Ltd., Noumea Shipping Ltd., Oakland Shipping Ltd. and Spetses Shipowners Ltd.

●	Argonaut Sponsor LLC and Argonaut Acquisition Corporation are dormant entities incorporated in the State of Delaware on February 11, 2022.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information – continued

During the years ended December 31, 2021, 2022 and 2023, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2021	2022	2023
Zim Integrated Shipping Services Ltd.	-	21%	23%
Maersk Line A/S	21%	21%	23%
Sealand Maersk Asia Pte. Ltd.	-	21%	15%
Asyad Line LLC	-	-	11%
CMA CGM, Marseille	24%	11%	10%
Vasi Shipping Pte. Ltd., Singapore	15%	-	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

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

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each time charter. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate write off. No allowance for doubtful accounts was recorded for any of the periods presented.

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

Euro

seas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2022 and 2023.

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

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2021, 2022 and 2023 the duration of the Company’s time charter contracts ranged from 10 days to 4 years and certain time charter contracts included renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

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

Revenues under a time charter contract are recognized on a straight-line basis over the term of the respective time charter agreements, beginning when the vessel is delivered to the charterer until it is redelivered back to the Company, and are recorded in “Time charter revenue” in the consolidated statements of operations. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight-line basis over the charter period.

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

Dividends

Dividends, if any, are recorded in the Company’s financial statements in the period in which they are declared by the Company’s board of directors.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Financing costs

Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50 “Modifications and Extinguishments”, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

Offering expenses

Expenses directly attributable to an equity offering are deferred and are either presented against paid-in capital when equity proceeds from the offering are received or are written-off and charged to “General and administrative expenses” in the consolidated statements of operations when it is probable that the offering will be aborted.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Impairment of vessels

The Company reviews its vessels held for use for impairment whenever events or changes in circumstances indicate that the carrying amount of the vessels, including any related intangible assets and liabilities, may not be recoverable. If indicators of impairment are present, the Company performs an analysis of the future undiscounted net operating cash flows of the related vessels. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company records a charge under “Impairment loss” in the consolidated statement of operations, to reduce the vessel’s carrying value to its fair market value. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels.

In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the assumptions being related to charter rates, fleet utilization, vessel operating expenses, drydocking costs, vessels’ residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) attributable to common shareholders, after the deduction of dividends paid (in cash or in-kind) to preferred shareholders if any, by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2022 and 2023, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

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

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, and an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made by entities that have a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company does not believe the adoption of ASU No. 2023-07 will have a material effect on its financial position, results of operations and cash flows.

.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	2022	2023
Lubricants	2,306,177	2,538,342
Total	2,306,177	2,538,342

4.	Advances for vessels under construction

On  June 29, 2021, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships with a carrying capacity of about 2,800 teu each.  The first vessel named M/V “Gregos” was delivered to the Company on April 6, 2023 and the second vessel named “Terataki” was delivered to the Company on July 6, 2023 (see Note 5). The total consideration paid for these two shipbuilding contracts amounted to $80.5 million. The Company paid another $4.4 million for costs relating to the construction and to make the vessel available for use, as well as capitalized interest costs. The cost of these newbuilding contracts was financed with a combination of own cash and a bank loan of $26 million for each of the vessels (refer to Note 8).

On January 28, 2022, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The total contracted consideration for these two newbuilding contracts is approximately $88.8 million. Within the years ended December 31, 2022 and 2023, the Company paid $12.8 million and $21.3 million, respectively, related to shipyard installments for the construction of these two vessels. The first vessel named M/V “Tender Soul” was delivered to the Company on February 6, 2024 and the second vessel named “Leonidas” was delivered to the Company on April 25, 2024 (see Note 19). The cost of newbuilding contract of M/V “Tender Soul" was financed with a combination of own cash and a sale and leaseback financing transaction of $27 million (see Note 19) for the first vessel and a bank loan of $22 million for the second vessel (see Note 19).

On March 18, 2022, the Company signed a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels will have a carrying capacity of about 1,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The three newbuildings are scheduled to be delivered during the second quarter of 2024. The total contracted consideration for the construction of the three vessels is approximately $101.6 million. Within the years ended December 31, 2022 and 2023, the Company paid $10.2 million and $20.3 million, respectively, related to shipyard installments for the construction of these three vessels.

On May 20, 2022, the Company exercised its option to proceed with the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Hyundai Mipo Dockyard Co. in South Korea. The two newbuildings are scheduled to be delivered during the fourth quarter of 2024. The total contracted consideration for these two newbuilding contracts is approximately $89.3 million. Within each of the years ended December 31, 2022 and 2023 the Company paid $8.6 million, related to shipyard installments for the construction of these two vessels.

Advances for vessels under construction of $59.1 million and $85.4 million as of  December 31, 2022 and 2023, respectively, are included in the consolidated balance sheets and relate mainly to progress payments according to the agreements entered into with the shipyard, capitalized interest as well as legal and other costs related to the construction. See Note 11 for the outstanding commitments to the shipyard. The Company intends to finance the cost of all newbuilding contracts with a combination of debt and own cash.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

4.	Advances for vessels under construction - continued

The amounts in the accompanying audited condensed consolidated balance sheets are as follows:

Costs
Balance, January 1, 2022	7,615,958
Advances for vessels under construction	51,467,636
Balance, December 31, 2022	59,083,594
Advances for vessels under construction	111,194,917
Newbuilding vessel “Gregos” delivered during the period	(42,356,864)
Newbuilding vessel “Terataki” delivered during the period	(42,545,997)
Balance, December 31, 2023	85,375,650

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2022	201,187,677	(25,076,191)	176,111,486
- Depreciation for the year	-	(18,522,217)	(18,522,217)
- Vessel held for sale	(11,494,650)	2,995,781	(8,498,869)
- Vessel acquisitions and improvements	67,480,026	-	67,480,026
Balance, December 31, 2022	257,173,053	(40,602,627)	216,570,426
- Depreciation for the year	-	(22,835,469)	(22,835,469)
- Vessel impairment	(18,442,104)	4,609,388	(13,832,716)
- Newbuilding vessels “Gregos” & "Terataki" delivered during the year	84,902,861	-	84,902,861
- Vessel acquisitions and improvements	2,821,053	-	2,821,053
Balance, December 31, 2023	326,454,863	(58,828,708)	267,626,155

Vessel improvements for the year ended December 31, 2022, mainly refer to the installation of Water Ballast Treatment (“WBT”) systems, as five vessels completed the installation of the system for a total cost of $1.5 million. The Company also spent another $0.4 million installing smart monitoring systems onboard the Company’s vessels. During the year ended December 31, 2023, two vessels completed the installation of the WBT systems for a total cost of $0.5 million. The Company also spent another $1.7 million retrofitting one vessel with a number of energy saving devices aiming to improve its efficiency and another $0.2 million installing smart monitoring systems and power limitation systems onboard the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Vessels acquired / delivered

On April 26, 2022, Emmanuel Shipping Ltd. signed a memorandum of agreement to purchase M/V “Seaspan Melbourne”, a 50,796 DWT / 4,250 TEU, 2005-built intermediate container carrier and its attached time charter, for a purchase price of $17,500,000, from which $33,259,241 was allocated to the vessel plus costs to make the vessel available for use of $179,130, resulting in a total amount of $33,438,371 presented within “Vessels, net” in the consolidated balance sheet. In addition, an amount of $15,759,241 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the consolidated balance sheet (see Note 7). The vessel was delivered to the Company on May 24, 2022 and was renamed to “Emmanuel P”.

On April 26, 2022, as amended on June 14, 2022, Rena Shipping Ltd. signed a memorandum of agreement to purchase M/V “Seaspan Manila” a 50,796 DWT / 4,250 TEU, 2007-built intermediate container carrier and its attached time charter, for a purchase price of $17,500,000, from which $30,040,206 was allocated to the vessel plus costs to make the vessel available for use of $2,084,509, resulting in a total amount of $32,124,715 presented within “Vessels, net” in the consolidated balance sheet. In addition, an amount of $12,540,206 was allocated to the in-place attached time charter on the date of the transfer and was recorded as liability within “Fair value of below market time charters acquired” in the consolidated balance sheet (see Note 7). The vessel was delivered to the Company on June 27, 2022 and was renamed to “Rena P”.

On  April 6, 2023, the Company took delivery of the newbuilding M/V “Gregos”, an eco-design fuel efficient feeder containership (see Note 4). The total cost for the construction of the vessel was $42,356,864 and is presented within “Vessels, net” in the consolidated balance sheet.

On  July 6, 2023, the Company took delivery of the newbuilding M/V “Terataki”, an eco-design fuel efficient feeder containership (see Note 4). The total cost for the construction of the vessel was $42,545,997 and is presented within “Vessels, net” in the consolidated balance sheet.

Sale of vessels

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

On December 23, 2022, Bridge Shipping Ltd. signed a memorandum of agreement to sell M/V “Akinada Bridge”, a 71,366 DWT / 5,610 TEU 2001-built intermediate container carrier, for scrap, at a gross price of $14.2 million, following a strategy of disposing older vessels, combined with the analysis of the repair options of a damage identified in the fourth quarter of 2022 (refer also to Note 18). As of December 31, 2022, the vessel was classified as held for sale at its net book value of $8.5 million, together with its inventory on board amounting to $0.4 million. The total amount is presented in the “Asset held for sale” line in the current assets section of the consolidated balance sheet as of December 31, 2022. In respect of the sale the amount of $3.6 million collected as an advance for the vessel sale was classified as a “Liability associated with asset held for sale” and is presented under the current liabilities section of the consolidated balance sheet as of December 31, 2022. The vessel was delivered to her new owners on January 9, 2023. The gain on the sale of the vessel is $5.2 million and is presented in “Net (loss) / gain on sale of vessel” line in the consolidated statement of operations for the year ended December 31, 2023.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Impairment analysis

In light of the prevailing conditions in the shipping industry, as of December 31, 2022 and 2023, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. In September 2023, the Company determined that the carrying value of M/V “Jonathan P” was not recoverable as of September 30, 2023. Consequently, the Company recorded an impairment charge of $13.8 million based on the Company’s impairment test results, to reduce the carrying value of the vessel to its estimated market value as determined by the Company based on vessel valuation as of September 30, 2023.

As of December 31, 2023, twelve of the Company’s vessels with a carrying value of $239.8 million are mortgaged as collateral under the Company’s loan agreements (refer Note 9), while seven of the Company’s vessels, M/V “Diamantis P”, M/V “EM Astoria”, M/V “EM Hydra”, M/V “EM Kea”, M/V “EM Spetses”, M/V “Evridiki” and M/V “Joanna” are unencumbered.

6.	Accrued Expenses

The accrued expenses consisted of:

	December 31, 2022	December 31, 2023

Accrued payroll expenses	218,506	486,534
Accrued interest expense	470,694	648,165
Accrued general and administrative expenses	117,624	79,890
Accrued commissions	79,199	162,699
Other accrued expenses	870,360	488,327
Total	1,756,383	1,865,615

7.	Fair Value of Below Market Time Charters Acquired

As part of the acquisition of M/V “Marcos V”, in December 2021, which was acquired by the Company with time charter agreement attached, expiring in July 2025, the Company recognized a liability of $17,691,698, included in “Fair value of below market time charters acquired” in the consolidated balance sheet, since it was determined that the respective charter rate was below market rates on the date of the transfer (Level 2).

As part of the acquisition of M/V “Emmanuel P”, in May 2022, which was acquired by the Company with time charter agreement attached, expiring in March 2025, the Company recognized a liability of $15,759,241, included in “Fair value of below market time charters acquired” in the consolidated balance sheet, since it was determined that the respective charter rate was below market rates on the date of the transfer (Level 2).

As part of the acquisition of M/V “Rena P”, in June 2022, which was acquired by the Company with time charter agreement attached, expiring in February 2025, the Company recognized a liability of $12,540,206, included in “Fair value of below market time charters acquired” in the consolidated balance sheet, since it was determined that the respective charter rate was below market rates on the date of the transfer (Level 2).

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

7.	Fair Value of Below Market Time Charters Acquired - continued

In the third quarter of 2023, a gain of $15,984,253 was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of the two aforementioned vessels (M/V “Emmanuel P” and M/V “Rena P”), which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements and presented in “Gain on time charter agreements termination” in the consolidated statement of operations for the year ended December 31, 2023.

For the years ended December 31, 2021, 2022 and 2023, the amortization of fair value of the below market acquired time charters analyzed above was $230,112, $10,827,595 and $11,368,879, respectively, and is included under “Time charter revenue” in the consolidated statements of operations.

The unamortized balance of this intangible liability as of December 31, 2023 was $7,580,306 (net of accumulated amortization of $10,111,392) will be amortized over a weighted average period of 1.53 years by July 2025 as per the table below.

As of December 31, 2023, the remaining carrying amount of unamortized below market acquired time charter will be amortized in future years as follows:

For the year ending December 31,	Below market acquired charter
2024	(4,737,600)
2025	(2,842,706)
Total	$(7,580,306)

8.	Related Party Transactions

The Company’s vessel owning companies are parties to management agreements with the Manager (see Note 1) which is controlled by members of the Pittas family, whereby the Manager provides technical and commercial vessel management for a fixed daily management fee (see below), under the Company’s Master Management Agreement (“MMA”) with Eurobulk. An additional fixed management fee (see below) is paid to the Manager for the provision of management executive services.

The Company’s MMA with Eurobulk provides for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up. The MMA can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The MMA, as periodically amended and restated, will automatically be extended after each five-year period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the MMA, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

The MMA was renewed on January 1, 2018 for an additional five-year term until January 1, 2023. For the year ended December 31, 2021 the fixed vessel management fee amounted to Euro 685 per day per vessel in operation and Euro 342.5 per day per vessel in lay-up. From January 1, 2022, the vessel fixed management fee was adjusted for inflation at Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up, as well as for the vessels under construction, which start paying the daily management fee after steel cutting. The MMA was further renewed on January 1, 2023 for an additional five-year term until January 1, 2028. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 (approximately $853, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 387.5 (approximately $426, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up or under construction. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $891, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in operation and Euro 405 (approximately $446, using the exchange rate as of December 31, 2023, which was $1.10 per euro) per day per vessel in lay-up or under construction.

Vessel management fees paid to the Manager amounted to $4,294,789, $4,920,063 and $5,720,831 in 2021, 2022 and 2023, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. The amount of executive compensation was set at $2,000,000 for each of the years ended December 31, 2021 and 2022 and was increased to $2,150,000 for the year ended December 31, 2023 to account for inflation. For the years ended December 31, 2021, 2022 and 2023, the Company paid an additional special bonus to the Manager’s employees and consultants of $460,000, $420,000 and $500,000, respectively, for a total amount of executive management fees of $2,460,000, $2,420,000 and $2,650,000, respectively. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations. The executive management fee will be adjusted annually for Eurozone inflation every January 1. For the year 2024 the amount for the executive compensation, before bonuses, was increased to $2,250,000 to account for inflation.

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2022, the amount due from related company was $32,146. As of December 31, 2023, the amount due to related company was $1,298,941. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each quarter to the Manager.

On  November 1, 2019, the Company entered into an agreement with Colby Trading Ltd., a company controlled by the Pittas family and affiliated with the Company’s Chief Executive Officer, to draw $2.5 million loan to finance working capital needs. The interest rate applied was 8% per annum. Interest on the loan was payable quarterly. The Company paid $50,000 on interest for this loan for the year ended  December 31, 2021. The loan was repaid in  March 2021.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. There were no commissions to Eurochart for vessel sales in 2021, 2022, while for the year ended December 31, 2023 commission to Eurochart for the sale of M/V Akinada Bridge was $142,266, recorded in “Net loss/ (gain) on sale of vessel” in the consolidated statement of operations. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services. For the acquisition of M/V “Marcos V” the Company also paid Eurochart a commission of $0.4 million, equaling to 1% of the purchase price of the vessel, which was agreed to be paid by the buyers, as per the relevant memoranda of agreement entered into with the sellers and was capitalized as part of the vessel cost. In October 2021, the Company withheld the amount of $255,000 from the sellers of the M/V “Jonathan P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the vessel. In May and June 2022, the Company withheld the amount of $175,000 and $175,000, respectively, from the sellers of M/V “Emmanuel P” and M/V “Rena P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the two vessels. Commissions to Eurochart for chartering services were $1,075,274, $2,370,381 and $2,350,919 in 2021, 2022 and 2023, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $77,896 and $155,739 in 2021, $118,614 and $235,228 in 2022 and $108,208 and $236,416 in 2023, respectively. These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans

These consist of bank loans of the ship-owning companies and are as follows:

Borrower		December 31, 2022	December 31, 2023
Noumea Shipping Ltd. / Gregos Shipping Ltd.	(a)	7,875,000	-
Kea Shipowners Ltd. / Spetses Shipowners Ltd. / Hydra Shipowners Ltd.	(b)	6,650,000	-
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(c)	31,100,000	38,750,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	(d)	7,500,000	5,500,000
Jonathan Shipowners Ltd.	(e)	10,600,000	6,200,000
Marcos Shipping Ltd.	(f)	26,000,000	18,000,000
Rena Shipping Ltd. / Emmanuel Shipping Ltd.	(g)	18,250,000	14,250,000
Gregos Shipping Ltd.	(h)	-	23,900,000
Terataki Shipping Ltd.	(i)	-	24,400,000
		107,975,000	131,000,000
Less: Current portion		(55,765,000)	(31,200,000)
Long-term portion		52,210,000	99,800,000
Deferred charges, current portion		345,185	360,459
Deferred charges, long-term portion		397,914	638,129
Long-term bank loans, current portion net of deferred charges		55,419,815	30,839,541
Long-term bank loans, long-term portion net of deferred charges		51,812,086	99,161,871

The future annual loan repayments are as follows:

To December 31:
2024	31,200,000
2025	34,750,000
2026	9,050,000
2027	26,350,000
2028	2,600,000
Thereafter	27,050,000
Total	131,000,000

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans - continued

(a)

On May 30, 2019, the Company signed a term loan facility with Eurobank Ergasias S.A. (“Eurobank”) in relation to the financing of M/V “EM Astoria” and M/V “Evridiki G” totaling $12.0 million or 55% of the aggregate market value of the two aforementioned vessels. The loan was used to refinance the existing facilities of Noumea Shipping Ltd. and Gregos Shipping Ltd. and to provide working capital. The loan was payable in 16 equal consecutive quarterly principal installments of $375,000 followed by a balloon amount of $6,000,000 payable together with the last principal installment in May 2023. The margin of the loan was 3.90% over the Secured Overnight Financing Rate, or “SOFR”. On June 26, 2020, Eurobank agreed to defer the amount of $1,125,000 (the remaining three installments of 2020) to be repaid together with the balloon payment in May 2023, increasing the balloon amount to $7,125,000. The loan was secured with (i) first priority mortgages over M/V “Evridiki G” and M/V “EM Astoria”, (ii) first assignment of earnings and insurance of the aforementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. On May 30, 2023, Noumea Shipping Ltd. and Gregos Shipping Ltd. repaid the full amount of outstanding indebtedness amounting to $7,500,000, by using the Company’s own funds and became unencumbered.

(b)

On July 30, 2019, the Company signed a term loan facility with HSBC Bank Plc. (“HSBC”) for an amount of $12,500,000. The loan was used to partly finance the acquisition of M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on August 8, 2019. The loan was payable in fourteen consecutive equal quarterly installments of $450,000 plus a balloon payment of $6,200,000 payable together with the last instalment in February 2023. The loan bore interest at SOFR plus a margin of 2.95%. The loan was secured with (i) first priority mortgages over M/V “EM Hydra”, M/V “EM Kea” and M/V “EM Spetses” (ii) first assignment of earnings and insurance of the abovementioned vessels, (iii) a corporate guarantee of Euroseas Ltd. and other covenants and guarantees similar to the remaining loans of the Company. On February 6, 2023, the Company repaid the full amount of outstanding indebtedness amounting to $6,650,000, by using the Company’s own funds and the three abovementioned vessels became unencumbered.

(c)

On November 8, 2019, the Company signed a term loan facility with Piraeus Bank S.A. (“Piraeus”) for an amount of $32,000,000. The loan was used to partly finance the acquisition of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland”. The loan was drawn in tranches upon the delivery of each vessel to the Company with the last drawdown taking place on November 18, 2019. The loan was payable in three consecutive equal quarterly instalments of $1,400,000 followed by thirteen consecutive equal quarterly instalments of $800,000 and a balloon payment of $17,400,000 payable together with the last instalment in November 2023. The loan bore interest at SOFR plus a margin of 3.50%.

On November 26, 2021, the Company signed a new facility agreement with Piraeus in addition to the existing abovementioned facility and on November 29, 2021 drew the amount of $16,500,000 in order to finance general corporate needs of the Company. The loan was payable in sixteen consecutive quarterly instalments, the first four in the amount of $1,500,000 each, the next eleven in the amount of $560,000 each and a final balloon instalment of $4,340,000. The loan bore interest at SOFR plus a margin of 2.60%. The Company paid loan arrangement fees of $115,000 within 2021 for this loan.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

On July 13, 2023, the Company signed and drew a new term loan facility with Piraeus of $40,000,000 in order to refinance all the outstanding amounts of the two previous loans amounting to $28,380,000 as of the date of refinancing and provide working capital to cover general corporate needs of the Company. The loan is payable in sixteen consecutive quarterly instalments in the amount of $1,250,000 each and a final balloon instalment of $20,000,000 to be paid together with the last instalment in July 2027. A margin of 0.9% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the Lender and pledged in favor of the Lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 2.25% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V "Synergy Antwerp”, M/V "Synergy Busan”, M/V "Synergy Keelung” and M/V "Synergy Oakland”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $250,000 within 2023 for this loan. The security cover ratio covenant for the facility was set to 125%, the same with the existing facility.

(d)

On September 6, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited (“Sinopac”) for an amount of up to $10,000,000, in order to refinance the existing indebtedness of M/V “Aegean Express” and M/V “EM Corfu”, amounting to $5,525,000 as of the date of refinancing, and for working capital purposes. The facility was available in two advances. Both advances of $3,500,000 and $6,500,000 were drawn on September 9, 2021 by Jonathan John Shipping Ltd. and Corfu Navigation Ltd. as the borrowers. The loan is payable in sixteen consecutive quarterly installments of $500,000 each, followed by a balloon payment of $2,000,000 to be paid together with the last installment in September 2025. The loan bears interest at SOFR plus a margin of 3.50%. The loan is secured with the following: (i) first priority mortgages over M/V “Aegean Express” and M/V “EM Corfu”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $225,000 within 2021 for this loan.

(e)

On October 22, 2021, the Company signed a term loan facility with HSBC, and on October 26, 2021, a loan of $15,000,000 was drawn by Jonathan Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Jonathan P” and to finance general corporate purposes of the Company. The loan is payable in twelve consecutive quarterly installments of $1,100,000 followed by a balloon payment of $1,800,000 payable together with the last installment in October 2024. The loan bears interest at SOFR plus a margin of 2.35%. The loan is secured with the following: (i) first priority mortgage over M/V “Jonathan P”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $117,500 within 2021 for this loan. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

(f)

On December 14, 2021, the Company signed a term loan facility with Eurobank Ergasias S.A. (“Eurobank”), and a loan of $34,000,000 was drawn by Marcos Shipping Ltd. in order to finance part of the acquisition cost of M/V “Marcos V”. The loan is payable in sixteen consecutive quarterly installments, comprising twelve installments of $2,000,000 followed by four installments of $750,000 each and by a balloon payment of $7,000,000 payable together with the last installment in December 2025. The loan bears interest at SOFR plus a margin of 2.80%. The loan is secured with the following: (i) first priority mortgage over M/V “Marcos V”, (ii) first assignment of earnings and insurance of the abovementioned vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 120%. The Company paid loan arrangement fees of $300,000 within 2022 for this loan.

(g)

On September 13, 2022, the Company signed a term loan facility with HSBC, and a loan of $19,250,000 was drawn by Rena Shipping Ltd. and Emmanuel Shipping Ltd., in order to finance general corporate purposes of the borrowers and the guarantor, being the Company. The loan is payable in ten consecutive quarterly installments of $1,000,000 each followed by a balloon payment of $9,250,000 payable together with the last installment in June 2025. The loan bears interest at SOFR plus a margin of 1.95%. The loan is secured with the following: (i) first priority mortgages over M/V “Emmanuel P” and M/V “Rena P”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $115,500 within 2022 for this loan. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged.

(h)	On March 30, 2023, the Company signed a loan agreement with Eurobank for a loan up to the lesser of $26.0 million or up to 67% of the vessel’s market value, in order to finance part of the construction cost of M/V “Gregos” (Hull No. 4201). A loan of $26,000,000 was drawn by Gregos Maritime Ltd. on March 31, 2023. The loan is payable in twenty-eight consecutive quarterly instalments, twelve in the amount of $700,000 and sixteen in the amount of $450,000, with a $10,400,000 balloon payment to be made with the last installment in March 2030. The interest rate margin is 2.15% over SOFR. The Company paid loan arrangement fees of $221,000 within 2023 for this loan. The security cover ratio covenant for this facility stands at 120%. The loan is secured with (i) first priority mortgage over M/V "Gregos", (ii) first assignment of earnings and insurance of M/V "Gregos" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(i)

On  June 29, 2023, the Company signed a loan agreement with the National Bank of Greece S.A., and a loan of $26,000,000 was drawn by Terataki Shipping Ltd., in order to finance part of the construction cost of M/V “Terataki” (Hull No. 4202). The loan is payable in twenty-four consecutive quarterly instalments, twelve in the amount of $800,000 and twelve in the amount of $200,000, with a $14,000,000 balloon payment to be made with the last installment in June 2029. The interest rate margin is 2.15% over SOFR. The Company paid loan arrangement fees of $260,000 within 2023 for this loan. The security cover ratio covenant for this facility stands at 125%. The loan is secured with (i) first priority mortgage over M/V "Terataki", (ii) first assignment of earnings and insurance of M/V "Terataki" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

9.	Long-Term Bank Loans – continued

In addition to the terms specific to each bank loan described above, all the above bank loans are secured with a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,593,173 and $5,702,994 as of December 31, 2022 and 2023, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2023, all the debt covenants are satisfied.

The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, ceased all other U.S. Dollar LIBOR tenors on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements the Company entered into did not use LIBOR as an interest rate, and the Company transitioned its existing loan agreements and interest rate swap agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.

In response to the anticipated discontinuation of LIBOR, the Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, selected an alternative rate to replace U.S. Dollar LIBOR: the SOFR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one used following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR was not significant for the Company. In light of the transition the Company added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in its credit agreements. In particular, in certain cases the fallback language provides for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) is agreed to in advance, and in other cases the fallback language provides for a negotiation framework and timing in advance of the expected transition. As of December 31, 2023, the Company’s obligations under its credit facilities which accrue interest are based on SOFR.

Interest expense for the years ended December 31, 2021, 2022 and 2023 amounted to $2,556,237, $4,729,759 and $5,955,496 respectively, after interest capitalized to the vessels under construction. Capitalized interest for the year ended December 31, 2022 and 2023 amounted to $544,639 and $3,410,933, respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

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

For the taxable years 2021, 2022 and 2023 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

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

As of December 31, 2023, future gross minimum revenues under non-cancellable time charter agreements total $250.9 million. The amount of $159.2 million is due in the year ending December 31, 2024, $70.8 million due in the year ending December 31, 2025 and another $20.9 million due in the year ending December 31, 2026. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  December 31, 2023, the Company had under construction seven container carriers with an outstanding amount of $198.0 million, all due within 2024. The Company intends to finance these commitments with debt financing and own cash.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

In May 2018, the Board of Directors approved the Company’s 2018 equity incentive plan (the “2018 Plan”). The 2018 Plan was administered by the Board of Directors which could make awards totaling in aggregate up to 75,000 shares, over 10 years after the 2018 Plan’s adoption date. In November 2021, the Company’s Board of Directors approved a new equity incentive plan (the "2021 Plan") to replace the Company’s 2018 Plan. The 2021 Plan is also administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Plan's adoption date. The persons eligible to receive awards under the Company’s equity incentive plans are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2021 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2018 Plan and the 2021 Plan during the three-year period ended December 31, 2023 are noted below.

a)

On November 4, 2019 an award of 15,444 non-vested restricted shares, was made to 17 key persons of which 50% vested on July 1, 2020 and 50% vested on July 1, 2021; awards to officers and directors amounted to 8,713 shares and the remaining 6,731 shares were awarded to employees of Eurobulk.

b)

On November 5, 2020 an award of 45,900 non-vested restricted shares, was made to 16 key persons of which 50% vested on November 16, 2021 and the remaining 50% vested on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk.

c)

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% vested on July 1, 2022 and 50% vested on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

d)

On November 3, 2022 an award of 60,000 non-vested restricted shares, was made to 31 key persons of which 50% vested on November 16, 2023 and 50% will vest on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

e)	On November 10, 2023 an award of 60,500 non-vested restricted shares, was made to 32 key persons of which 50% will vest on July 1, 2024 and 50% will vest on July 1, 2025; awards to officers and directors amounted to 31,000 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

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

The compensation cost that has been charged against income for awards was $182,324, $951,385 and $1,083,414, for the years ended December 31, 2021, 2022 and 2023, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards. There were no forfeitures of non-vested shares during the years ended December 31, 2021, 2022 and 2023.

A summary of the status of the Company’s non-vested shares as of December 31, 2021, 2022 and 2023, and the movement during the years ended December 31, 2021, 2022 and 2023, are presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2021	53,303	3.46
Granted	49,650	26.26
Vested	(30,360)	3.47
Non-vested on December 31, 2021	72,593	19.05

Non-vested on January 1, 2022	72,593	19.05
Granted	60,000	18.98
Vested	(48,350)	17.05
Non-vested on December 31, 2022	84,243	20.15

Non-vested on January 1, 2023	84,243	20.15
Granted	60,500	23.92
Vested	(53,750)	22.26
Non-vested on December 31, 2023	90,993	21.41

As of December 31, 2023, there was $1,791,719 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2021 Plan and is expected to be recognized over a weighted-average period of 0.79 years. The total fair value at grant-date of shares granted during the years ended December 31, 2021, 2022 and 2023 was $1,303,809, $1,138,800 and $1,447,160 respectively. The total fair value of shares vested based on the share price as of the date of vesting during the years ended December 31, 2021, 2022 and 2023 was $663,347, $978,025 and $1,282,185, respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

13.	Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	2021	2022	2023
Income:
Net income	42,963,660	106,244,916	114,549,279
Dividends to Series B preferred shares	(255,324)	-	-
Preferred deemed dividend	(345,628)	-	-
Net income attributable to common shareholders	42,362,708	106,244,916	114,549,279
Weighted average common shares –outstanding, basic	6,976,905	7,181,561	6,931,280
Basic earnings per share	6.07	14.79	16.53

Effect of dilutive securities:
Dilutive effect of non-vested shares	16,500	8,546	4,780
Weighted average common shares –outstanding, diluted	6,993,405	7,190,107	6,936,060
Diluted earnings per share	6.06	14.78	16.52

For the years ended December 31, 2021, 2022 and 2023, the denominator of the diluted earnings per share calculation includes 16,500, 8,546 and 4,780 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

14.	Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December 31,
	2021	2022	2023
Voyage expenses
Port charges and canal dues	253,855	523,943	665,090
Bunkers	370,879	1,952,911	619,285
Total	624,734	2,476,854	1,284,375

Vessel operating expenses
Crew wages and related costs	15,961,904	19,170,601	20,700,810
Insurance	2,917,042	4,364,430	4,788,264
Repairs and maintenance	1,247,176	1,563,886	1,607,116
Lubricants	2,471,994	3,426,772	3,916,827
Spares and consumable stores	5,784,004	7,443,502	8,625,958
Professional and legal fees	212,108	272,142	585,336
Other	1,145,209	1,425,858	1,779,844
Total	29,739,437	37,667,191	42,004,155

15.	Derivative Financial Instruments

Interest rate swaps

On October 12, 2021, the Company entered into one interest rate swap contract with Eurobank for a notional amount of $10.0 million, with inception date on November 1, 2021 and maturity date on November 1, 2025. Under the terms of the swap, Eurobank made a quarterly payment to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 1.09% based on the relevant notional amount. The Company terminated this contract on June 26, 2023, before its maturity date, due to the significant increase in the interest rates, realizing a gain at the date of the termination of $846,000.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

15.	Derivative Financial Instruments - continued

The interest rate swap contracts did not qualify for hedge accounting as of December 31, 2022 and 2023.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2022	December 31, 2023
Interest rate swap contracts	Current assets – Derivatives	1,142,682	-
Interest rate swap contracts	Long - term assets – Derivatives	2,669,244	-
Total derivative assets		3,811,926	-
Interest rate swap contracts	Current liabilities – Derivatives	-	56,042
Interest rate swap contracts	Long-term liabilities – Derivatives	-	168,138
Total derivative liabilities		-	224,180

Derivatives not designated as hedging instruments	Location of gain / (loss) recognized	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
Interest rate swap contracts– Unrealized gain / (loss)	(Loss) / gain on derivatives, net	153,835	4,223,839	(4,036,107)
Interest rate swap contracts- Realized (loss) / gain	(Loss) / gain on derivatives, net	(180,976)	131,818	4,214,235
Total net (loss) / gain on interest rate swap contracts		(27,141)	4,355,657	178,128

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, other receivables, derivatives and amount due from related company. The principal financial liabilities of the Company consist of long-term bank loans, trade accounts payable, accrued expenses, derivatives and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “(Loss) / gain on derivatives, net” in the consolidated statements of operations. As of December 31, 2023, the Company had one open swap contract for a notional amount of $20.0 million and hence, the Company is exposed to increases in interest rates on the remaining amount of its interest-bearing debt.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade account payable, accrued expenses and amount due from / to related company approximate their individual carrying amounts as of December 31, 2022 and 2023, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term bank loans, bearing interest at variable interest rates approximates their recorded values as of December 31, 2023, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the loans and hence fair values of the long-term bank loans are considered Level 2 items in accordance with the fair value hierarchy due to their variable interest rate.

The fair value of the Company’s interest rate swap agreements is determined using a discounted cash flow approach based on market-based SOFR swap rates. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items. The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2023
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contracts, current portion	$56,042	-	$56,042	-
Interest rate swap contracts, long-term portion	$168,138	-	$168,138	-

	Fair Value Measurement as of December 31, 2022
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contracts, current portion	$1,142,682	-	$1,142,682	-
Interest rate swap contracts, long-term portion	$2,669,244	-	$2,669,244	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments – continued

Asset Measured at Fair Value on a Non-recurring Basis

In September 2023, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels as of September 30, 2023. The review indicated that such carrying amount was not recoverable for M/V “Jonathan P”. Details of the impairment charge are noted in the table below:

Vessel	Significant Other Observable Inputs (Level 2) (amounts in $million)	Loss (amounts in $million)
M/V Jonathan P	$7.1	$13.8

The fair value is based on the Company’s best estimate of the value of the respective vessel on a time charter free basis, and is supported by vessel valuation as of September 30, 2023, which was mainly based on recent sales and purchase transactions of similar vessels. The Company recognized a total impairment loss of $13.8 million, which was included in the consolidated statement of operations for the year ended December 31, 2023. The carrying value of M/V “Jonathan P”, following depreciation of $0.2 million for the fourth quarter of 2023, amounted to $6.9 million.

The Company did not have any other assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2022 and 2023.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

17.	Common Stock

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

On June 30, 2021, the Company converted the remaining outstanding 6,365 Series B Preferred Shares into common stock by issuing 453,044 shares covering the full redemption of the remaining Series B Preferred Shares amounting to $6.365 million.

In addition, during the year ended December 31, 2021, the Company issued 49,650 common shares to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

In May 2022, the Company’s Board of Directors approved a share repurchase program for up to a total of $20 million of the Company's common stock. The original repurchase program approved in May 2022 had an initial duration of 12 months and was extended in May 2023 for an additional 12-month period. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and  may be suspended or reinstated at any time at the Company's discretion and without notice. During the year ended December 31, 2022, the Company repurchased under its share repurchase program and cancelled 238,335 shares of common stock, in open market transactions, for an aggregate consideration of approximately $5.03 million. During the year ended December 31, 2023, the Company repurchased under its share repurchase program and cancelled 162,375 shares of common stock, in open market transactions, for an aggregate consideration of approximately $3.15 million.

In addition, during the years ended December 31, 2022 and 2023, the Company issued 60,000 common shares and 60,500 common shares, respectively, to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

In May 2022, the Board of Directors reinstated the Company’s common stock dividend plan. In the year ended December 31, 2022, the Company declared and paid a dividend of $0.50 per share of common stock in each of May, August and November amounting to $10.87 million. In the year ended December 31, 2023 the Company declared a dividend of $0.50 per share of common stock in each of February, May, August and November that were respectively paid on May, June, September and December 2023, amounting to $14.02 million.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2022 and 2023 and for the

years ended December 31, 2021, 2022 and 2023

(All amounts expressed in U.S. Dollars)

18.	Other operating income

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

In the year ended December 31, 2023, the Company recognized “Other operating income” of $2.73 million. The amount relates to loss of hire insurance in relation to M/V Akinada Bridge and M/V Aegean Express.

All these amounts are included under “Other operating income” in the consolidated statement of operations for the year ended December 31, 2023.

19.	Subsequent Events

a)

On January 31, 2024, Tender Soul Shipping Ltd., one of the Company’s subsidiaries, entered into a sale and lease back transaction for the newbuild vessel, M/V “Tender Soul”, that had agreed to build which was consummated upon its delivery on February 6, 2024, whereby it was sold to a third party and immediately leased back to the Company under a bareboat charter for seven years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction, $27.0 million, were used to finance the delivery installment of the relevant vessel. Due to the existence of a purchase obligation (at the end of the seventh year) and purchase options (at predetermined amounts from the second to the seventh year),the transaction will be treated as a failed sale and will be accounted for as a financing arrangement.

b)

On March 27, 2024, the Company entered into a memorandum of agreement in order to sell M/V “EM Astoria”, a 2004 built, 2,788 TEU container carrier, for further trading. The total net price of the sale was $10,000,000. The delivery of the vessel will be completed between May 1, 2024 and June 30, 2024. The Company is expecting to recognise a gain upon the sale of the vessel of approximately $6.0 million.

c)

On  April 18, 2024, the Company signed a loan agreement with a major commercial banking institution for a loan up to the lesser of $22.0 million and 55% of the vessel’s market value for the financing part of the construction cost of M/V “Leonidas Z” (ex. 4237). The drawdown of $22.0 million took place on  April 19 2024. The loan is payable in twenty consecutive quarterly instalments in the amount of $300,000, with a $16,000,000 balloon payment to be made with the last installment. The interest rate margin is 2.10% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Leonidas Z" (Hull No. 4237), (ii) first assignment of earnings and insurance of M/V "Leonidas Z" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

d)

On April 22, 2024, the Company entered into a committed term sheet with a major commercial banking institution, for a loan amount of up to $45.0 million. The facility is expected to finance part of the construction of the newbuilding vessels “Monica” (ex. H4248) and “Stephania K” (ex. H4249). The drawdown will be performed close to the delivery of the vessels from the shipyard within the second quarter of 2024. The loan is payable in forty consecutive quarterly instalments, in the amount of $562,500, with a $22,500,000 balloon payment to be made with the last installment. The interest rate margin is 1.95% over SOFR.

e)	On April 25, 2024, the Company took delivery of the newbuilding vessel “Leonidas Z” (ex. H4237).