Form 20-F
period 2024-12-31
EUROSEAS LTD.
filed 2025-05-15
CIK 1341170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

7,047,537 common shares, $0.03 par value

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

●

General political conditions or events, including “trade wars”, acts of terrorism and other hostilities, including piracy, the war between Russia and Ukraine, the war between Israel and Hamas and the trade disruption in the Red Sea region;

●	the severity and duration of natural disasters or public health emergencies on our performance and business prospects; and

●	other factors discussed in the section titled “Risk Factors.”

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

Risk Factors Summary

●	The uncertainties in global and regional demand for chartering containerships;

●	The volatile container shipping market and difficulty in finding profitable charters for our vessels;

●	Fluctuations in our stock price as a result of volatility in securities markets;

●

The impact of global epidemics or pandemics and resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operatios or financial condition;

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

We are an independent shipping company that operates in the container shipping industry. Our profitability is dependent upon the charter rates we are able to charge for our ships. The supply of, and demand for, shipping capacity strongly influences charter rates. The demand for shipping capacity is determined primarily by the demand for containerized goods trade and the distance that those goods must be moved by sea. The demand for trade is affected by, among other things, world and regional economic and political conditions (including developments in international trade, economic slowdowns caused by public health events such as global pandemics and epidemics, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs and patterns. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, drydocked, awaiting repairs or otherwise not available for hire) determine the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo.

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

Containership rates have experienced volatility in the past six years. Containership rates started in a depressed state in 2019 but by March had gradually strengthened to levels that were noticeably higher. The remainder of 2019 saw one of the slowest growth rates in the containerized trade, as global economic growth weakened and continued fears of a U.S.-China ‘trade war’ escalated. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021 and the first half of 2022, with containership rates reaching all-time highs and surpassing the last ten-year historical medians. After peaking in the summer of 2022, containership rates across all segments began to gradually soften, before dropping in the fourth quarter of 2022 and throughout 2023. Container shipping markets experienced substantial gains in 2024, driven by rerouting away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These disruptions have resulted in inefficiencies and support for container rates, which may not continue once these are resolved. Commercial trade continues to experience significant disruptions, despite the recent diplomatic efforts to stabilize the region.

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

●

global and regional economic and political conditions, including trade wars, armed conflicts and terrorist activities, such as the wars between Ukraine and Russia and between Israel and Hamas or trade disruptions in the Red Sea region;

●	epidemics and pandemics;

●	embargoes or strikes;

●	the location of regional and global manufacturing facilities;

●	availability of credit to finance international trade;

●	the location of consuming regions for semi-finished and finished consumer and industrial products;

●	the distance containerized commodities are to be moved by sea;

●	environmental and other regulatory developments;

●	currency exchange rates;

●	changes in global production and manufacturing distribution patterns of finished goods that utilize containerized commodities;

●	sanctions, embargoes, and import and export restrictions, including those arising as a result of the wars between Ukraine and Russia and between Hamas and Israel:

●	changes in seaborne and other transportation patterns; and

●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;

●	the scrapping rate of older vessels;

●	the price of steel and other materials;

●	port and canal congestion;

●	changes in environmental and other regulations that may limit the useful life of vessels; technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;

●	the price of fuel;

●	vessel casualties;

●	the number of vessels that are out of service; and

●	changes in global commodity production.

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

The market supply of containerships was highly elevated at the beginning of last decade, with the number of containerships on order reaching historic highs. The orderbook gradually declined and by the end of 2020 neared its lowest level of the last twenty years, though it has been on the rise since. As reported by industry sources, the containership fleet increased by 2.9% in 2020, 4.5% in 2021, 4.0% in 2022, 8.3% in 2023 and 10.1% in 2024. As of April 15, 2025, containership volumes have increased by 9.8% in 2025. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of April 15, 2025, was approximately 31.36 million teu with approximately another 8.95 million teu, or about 28.55% of the fleet capacity on order. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused further volatility in charter rates. By the end of the year, the market was amongst the best performing across all containership segments, with charter markets celebrating new highs. Charters renewed or entered into during 2021 and 2022 were at rates that were profitable, while charters renewed during 2023 were at lower, but still profitable levels for most of our vessels. Due to events in the Red Sea, Panama Canal and the implementation of certain environmental regulations, rates increased in late 2023 and in 2024, reaching levels seen during the COVID-19 period. Despite expectations that a ceasefire in Gaza could potentially reroute vessels through the Suez Canal, the shift has yet to be implemented due to fear of the Houthi still striking; therefore, the container shipping market is likely to face equal challenges in 2025, as it remains unclear when such disruptions will be resolved. Depending on changes of demand for and supply of shipping capacity, container charter rates could decrease again. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, including as a result of tariffs imposed by the United States and other countries, and the Ukraine Russia conflict, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, posting a 0.5 percentage points decline, year on year, in 2019, followed by a tremendous decline to 3.8 percentage points in 2020 as a result of the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China, along with its troubled property market, dampened growth significantly in 2022, which expanded by a mere 3.0 percent. Nevertheless, Chinese economy grew further in 2023 by 2.2 percentage points to stand at 5.2 percent, despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes. Although below expectations, China grew a further 4.8 percent in 2024, aided by a fiscal package announced in late 2024 that offset the negative effect on investment from heightened trade policy uncertainty and its property market drag. Projections now show a Chinese growth of 4.6 percentage points in 2025 and further growth of 4.5 percentage points in 2026. In addition, the rise in interest rates to tame inflation and the war between Russia and Ukraine and the war between Israel and Hamas continue to impact economic activity.

The U.S. government has recently made statements and taken certain actions which may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, new tariffs have recently been imposed by the U.S. on imports from Canada and Mexico, among other countries, on goods including steel and aluminum and automobiles and auto parts.

The U.S. has also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applied an additional 10% duty against all trading partners beginning on April 5, 2025. Additional country-specific duties against certain trading partners were initially effective beginning on April 9, 2025, but are now subject to a suspension for 90 days until July 9, 2025 (although additional tariffs against China presently remain in effect). It is unknown whether and to what extent such tariffs will be retained, expanded, or otherwise modified by the U.S., or the effect that any such actions or any actions taken by other countries in response will have on us or our industry, but such measures could have an adverse effect on our business, financial condition, and results of operations.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

The extent to which our business could be negatively affected by future pandemics, epidemics or other outbreaks of infectious diseases is uncertain and may depend on numerous evolving factors that we cannot predict and that are outside of our control, such as the duration and severity of the infectious disease outbreak; government responses to such outbreak including travel restrictions and quarantine; the effect such an outbreak would have on the global business environment and the demand for the goods we transport; its effect on the price of fuel for our vessels; shortages or reductions of supply of essential goods, services or labor; and fluctuations in general economic or financial conditions tied to the outbreak, such as a sharp increase in interest rates or reduction in the availability of credit, and governmental responses thereto. We cannot predict the effect that an outbreak of any future infectious disease outbreak, pandemic or epidemic may have on our business, results of operations and financial condition, but it could be material and adverse.

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

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States. Consequently, the cargo volumes and, especially, freight rates (i.e., the rates that liner companies charge to their clients) achieved by liner companies, which charter containerships from ship owners like us, declined sharply in the second half of 2011. They stabilized toward the end of 2012, remained at similar levels in 2013, but declined in 2014 and 2016 also due to a growing oversupply of containerships despite a short-lived recovery in the middle of 2015. In 2017, a rate recovery began, which was maintained throughout the year and the first half of 2018. The second half of 2018 and the beginning of 2019 saw a decline in containership charter rates mainly due to measured demand for goods because of the uncertainty surrounding the possibility of increased protectionist policies by governments worldwide. Rates made progress throughout 2019, although improvements were mostly weighted towards the larger size container segments. The COVID-19 pandemic had a major impact on containership rates, causing prolonged uncertainty in the markets through most of 2020. However, by the end of the year, rates reached ten-year highs. 2021 and the first half of 2022 were strong periods for the containership markets, with rates exceeding average and median levels for the last 20 years, due in large part to logistical disruptions and firm trade demand in containership products. However, starting from the third quarter of 2022, containership rates began to gradually soften as a result of a slowdown in world economic activity, including waning demand for containership trade, alongside lower consumer activity due to inflationary pressures and the easing of logistical disruptions. Containership rates remained elevated in 2024 following the continued Houthi attacks on ships in the Red Sea and in the Gulf of Aden. However, easing of such disruptions could result in lower freight rates and tonne-mile demand and in turn lower charter rates. In addition, the large orderbook will likely result in an increase of the world containership fleet over the next few years. These challenges may reduce demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

All of our vessels are employed on time charter contracts. As of April 30, 2025, three of our vessels are under time charters scheduled to expire during 2025, ten are scheduled to expire in 2026, and six in 2027 and three in 2028. As of April 30, 2025, the containership charter rates for vessels like ours are above historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.

As of April 30, 2025, all of our vessels are employed under time charters with remaining terms ranging from 3 months to 39 months based on the minimum duration of the charter contracts, with options to extend for an additional 12 months. The percentage of our fleet that is under time charter contracts represents approximately 97% of our vessel capacity for the remainder of 2025, 59% of our capacity in 2026, 35% of our capacity for 2027 and 7% of our capacity for 2027. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably on the spot market, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

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

Economic growth is expected to slow, including due to supply-chain disruption, the recent surge in inflation and related actions by central banks and geopolitical conditions, with a significant risk of recession in many parts of the world in the near term. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the container shipping market. It is also possible that new tariffs (or other laws and regulations) will be adopted, and trade agreements will be renegotiated with China also causing adverse effects on the industry. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions.

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

Almost immediately upon release of the rules, multiple lawsuits challenging the rules were filed in federal court, and the cases were transferred to the Eighth Circuit Court of Appeals. On April 4, 2024, the SEC voluntarily issued a stay of the climate-related disclosure rules pending the completion of judicial review of the consolidated Eighth Circuit petitions, which is still ongoing. In addition, on June 28, 2024, in its decision of the combined cases of Relentless v. Department of Commerce and Loper Bright Enterprises v. Raimondo, the Supreme Court of the United States narrowed its view of agency authority by overturning Chevron deference, which required judges to defer to an agency’s interpretation of relevant laws when its regulations are subject to a legal challenge. This decision will raise the burden for administrative agencies to prove they have the authority to create a rule and will likely create a hurdle for SEC’s pending climate-related disclosure rules. Moreover, on March 27, 2025, the SEC withdrew its defense of the climate-related disclosure rules. The impact of the ongoing litigation with respect to these rules, as well as the change in administration, is uncertain.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. The standards have been in force since 2019, and for most vessels, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017. We have implemented the required ballast water treatment systems on all of our vessels and are in compliance with all the applicable regulations.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard (“USCG”) and providing clarification on the proposed rule. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the USCG issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee (MEPC 80) continued discussions of amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The Energy Efficiency Existing Ship Index (EEXI) is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Management Plan, or SEEMP, on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session held in June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Our vessels are currently classed with Det Norske Veritas (“DNV”), Bureau Veritas, American Bureau of Shipping (“ABS”) and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certifications have been awarded to the vessels by Bureau Veritas or Liberian Flag Administration and to the Manager by Bureau Veritas.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the war between Russia and Ukraine, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In 2020, the COVID-19 pandemic resulted in crude oil prices hitting a major slump as oil demand drastically declined following lockdowns and travel restrictions. By April 2020, prices fell to $18.44/bbl, after OPEC and Russia failed to agree on maintaining production cuts, and Saudi Arabia increased its own production. As the COVID-19 pandemic continued to spread around the world, oil prices dropped to historical lows during 2020 and closed the year at $43.52/bbl. Oil traded lower throughout the year, as rising COVID-19 infections and the new strain, sparked demand concerns. Prices edged slightly higher in December 2020, ranging around $48/bbl, upon the rolling out of the COVID-19 vaccines, coupled by Saudi Arabia’s announcement regarding a large output reduction for February and March 2021. In February 2021, the average WTI (for West Texas Intermediate), stood at $59/bbl, the highest value since the start of the pandemic, with hopes of steady vaccination roll out and OPEC production limits having led to cautious optimism at global markets. Since then, we have seen a significant increase, after Western countries imposed sanctions on Russia, raising fears of supply disruptions from one of the largest producers of oil and gas. Following Russia’s invasion in Ukraine and fears over low crude oil inventories, prices rose to over $130/bbl in March 2022. Prices starting waning towards the end of 2022 and the beginning of 2023, to around $80/bbl. Oil prices remained high and well above their 10-year average of about $63/bbl (for WTI) throughout 2023. At year-end 2023, the price of WTI/bbl stood at around $72/bbl. Oil prices remained high throughout 2024, on average around $75/bbl, and well above their 10-year average of about $63/bbl (for WTI) throughout 2024. At year-end 2024, the price of WTI/bbl was $71.87 and currently stands at around $56/bbl. Prices are currently influenced by the escalating US-China trade war, geopolitical conflicts in the Middle East and further economic slowdown fears. Any increases in the price of fuel, especially if exceeding its 10-year average, may adversely affect our operations, particularly if such increases are combined with lower containership rates.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo, lenders and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting or attaching a vessel through judicial or foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest or attachment lifted which would have a material adverse effect on our financial condition and results of operations.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband or stowaways, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims, which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. Under some jurisdictions, vessels used for the conveyance of illegal drugs could result in forfeiture of the subject vessel to the government of such jurisdiction.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Even if we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of the payment would be uncertain. Although none of our vessels have been requisitioned by a government for title or hire, a government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and results of operations or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts between Russia and Ukraine, Israel and Hamas and related conflicts in the Middle East, the seizures and attacks on vessels travelling through the Red Sea region, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iraq, Iran, Afghanistan, Libya, Egypt, Syria and Palestine may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. There may also be long-term adverse impacts from the COVID-19 pandemic that negatively affect industrial production. In addition, the continued global trade war between the U.S. and China, including the introduction by the U.S. of tariffs on selected imported goods from additional regions, including the EU, the UK, Canada, Mexico and Vietnam, among others, and the announcement of a reciprocal tariff policy on most foreign imports (which is presently suspended for 90 days until July 9, 2025) , may provoke further retaliation measures from the affected countries which has the potential to impede trade. Any of these occurrences could have a material adverse impact on our financial condition, costs and operating cash flows.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has recently implemented more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, and the European Union, among others, including with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, has provoked retaliatory trade actions from China, and may provoke additional tariffs or trade restrictions. Additionally, new tariffs have recently been imposed by the U.S. on imports from the EU, the UK, Canada, Mexico and Vietnam, among other countries, as well as on imports of steel and aluminum and automobiles and auto parts, among other goods. The U.S. has also announced the imposition of a reciprocal tariff policy on most foreign imports subject to certain specified exclusions, that applied an additional 10% duty against all trading partners beginning on April 5, 2025. Additional country-specific duties against certain trading partners were initially effective beginning on April 9, 2025, but are now subject to a suspension for 90 days until July 9, 2025 (although additional tariffs against China presently remain in effect). It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs. As outlined in the Office of the United States Trade Representative’s (USTR) Notice of Action issued on April 17, 2025, the United States has also proposed certain phased service fees to be levied against Chinese vessel owners and operators and on certain Chinese-built vessels calling on U.S. ports, subject to certain exceptions. The Notice of Action also proposes restrictions on services to promote the transport of U.S. goods on U.S. vessels, among other recommendations as outlined in the Notice of Action. It remains uncertain whether and to what extent the USTR’s proposed action will be implemented in whole or part, or the effect that it would have on us or our industry generally.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods. This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for container shipping. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

Disruptions in world financial markets and the resulting governmental action could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.

Europe, the United States and other parts of the world have exhibited weak economic conditions, are exhibiting volatile economic trends or have been in a recession. For example, during the 2008-2009 crisis, the credit markets in the United States experienced sudden and significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have since implemented a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. A number of financial institutions and especially banks that traditionally provide debt to shipping companies like ours had experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. As a result, access to credit markets around the world has been reduced. The extension of Quantitative Easing (“QE”) and more recently the reversal of it, high levels of Non-Performing Loans (“NPLs”) in Europe and stricter lending requirements may reduce bank lending capacity and/or make the terms of any lending more onerous.

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

In addition, public health threats, such as pandemics and epidemics, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, and the operations of our customers.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by our Manager or by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data, or for ransomeware. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, among other disclosures (please refer to Part II, Item 16K “Cybersecurity”). Our Manager detected a cybersecurity incident in 2024 that was resolved in an efficient manner. Due to the swift and methodical actions taken by our Manager’s IT systems team, external security consultants and other relevant stakeholders, the Company determined that there were no material adverse effects on the Company's business, strategies or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident.

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

The derivative contracts we enter into to hedge our exposure to fluctuations in interest rates can result in higher than market rates and reductions in our shareholders’ equity as well as charges against our income, while there is no assurance of the credit worthiness of our counterparties.

We enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on Secured Overnight Financing Rate (“SOFR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2024, the notional amount of one interest rate swap relating to our fleet as of such date was $20.0 million. There is no assurance that our interest rate swap contract or any other derivative contract that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under our derivative contracts or any future derivative contract. Our bank counterparties include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

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

We may have difficulty properly managing our growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

If we fail to properly manage our growth through acquisitions of newbuild or secondhand vessels we may not realize the expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders. Unlike newbuild vessels, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our shareholders.

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

As of April 30, 2025, Containers Shareholders Trinity Ltd., or “CST”, Friends Investment Company Inc., or “Friends”, Eurobulk Marine Holdings Inc., or “EMH”, and Family United Navigation Co., or “Family United”, our largest shareholders and affiliates of the company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 59.0% of the outstanding shares of our common stock and unvested incentive award shares, representing 59.0% of total voting power. As a result of this share ownership and for as long as CST, Friends, EMH,Family United and our Chairman and CEO, own a significant percentage of our outstanding common stock, CST, Friends, EMH and Family United, will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. The interests of CST , Friends, EMH and Family United and of our Chairman and CEO may be different from your interests.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

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

Companies affiliated with Eurobulk or our officers and directors may acquire additional containership vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends Investment Company Inc. (“Friends”) and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal under certain conditions for any acquisition opportunities of containership vessels and we have granted to Euroholdings a right of first offer with respect to any vessel sales by us of vessels older than fifteen years of age and a right of first refusal over any employment opportunity for a containership vessel of older than fifteen years age pursuant to a charter presented or available to us with respect to any vessel owned or chartered in, directly or indirectly, by it. In addition, Aristides J. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or if we did not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with EuroDry Ltd. (“EuroDry”) and Euroholdings Ltd. (“Euroholdings”), two publicly listed companies spun-off from Euroseas in May 2018 and March 2025, respectively, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies. They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may not be able to pay dividends.

Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.15 per share was declared in August 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022, as well as for the first, second and third quarters of 2023, paid on September 16, 2022, December 16, 2022, March 16, 2023, June 16, 2023, September 16, 2023 and December 16, 2023, respectively. On February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023 and subsequently, for the first, second and third quarters of 2024. These dividends were paid on March 15, 2024, June 19, 2024, September 17, 2024 and December 17, 2024 respectively. On February 27, 2025, a quarterly dividend of $0.65 per share was declared for the fourth quarter of 2024, which was paid on March 18, 2025.

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

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to partly finance the acquisition of our newbuild vessels on order or additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2024, we had total debt of approximately $207.26 million. Our debt repayment schedule as of December 31, 2024 required us to repay $37.31 million of debt during 2025, $15.11 million of debt during 2026, $32.41 million of debt during 2027, $8.65 million debt during 2028, $37.66 million in 2029 and the remaining $76.12 million in the sixth through tenth year. As of April 30, 2025, we repaid $17.1 million of our total debt, decreasing our outstanding debt to $190.2 million, without taking into account loans drawn down subsequent to December 31, 2024. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

The actual or perceived credit quality of our charterers, and any defaults by them, may be one of the factors that materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. We may be unable to obtain additional financing or may be able to obtain additional financing only at a higher-than-anticipated cost, which may materially affect our results of operations, cash flows and our ability to implement our business strategy.

Credit market volatility may affect our ability to refinance our existing debt or incur additional debt.

The credit markets have recently experienced extreme volatility and disruption, which has limited credit capacity for certain issuers, and lenders have requested shorter terms and lower leverage ratios. The market for new debt financing is extremely limited and, in some cases, not available at all. If current levels of market disruption and volatility continue or worsen, we may not be able to refinance our existing debt or incur additional debt, which may require us to seek other funding sources to meet our liquidity needs or to fund planned expansion.

We are exposed to volatility in SOFR, and have entered into and may selectively enter from time to time into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on SOFR, which is volatile. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we have used following the transition away from LIBOR. As of December 31, 2024, our obligations under our credit facilities which accrue interest based on SOFR amounted to approximately $207.26 million.

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

●

business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes, adverse weather conditions, natural disasters or other disasters outside our control, such as any future pandemics and epidemics; and

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located near our vessels’ positions. The loss of earnings and any costs incurred while these vessels are forced to wait for space or to travel to more distant drydocking facilities would decrease our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 30, 2025, the vessels in our fleet had an average age of approximately 11.51 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 30, 2025, the vessels in our fleet had an average age of approximately 11.51 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

Technological innovation could reduce our charter income and affect the demand and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel's efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel's physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws, the investment in which, along with the foregoing, could have a material adverse effect on our results of operations. As a result, our available cash could be adversely affected.

Developments in technology could also affect global trade flows and supply chains causing disruptions in the demand for our vessels. Decreasing the cost of labor through automation and digitization and increasing the consumers power to demand goods, technology is changing the business models and production of goods in many industries. Consequently, supply chains are being pulled closer to the end-customer and are required to be more responsive to changing demand patterns. As a result, fewer intermediate and raw inputs are traded, which could lead to a decrease in shipping activity. If automation and digitization become more commercially viable and/or production becomes more regional or local, total containerized trade volumes would decrease, which would adversely affect demand for our services. Supply chain disruptions caused by geopolitical events, rising tariff barriers and environmental concerns may also accelerate these trends.

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

We procure insurance for our fleet against risks commonly insured by vessel owners and operators which includes hull and machinery insurance, protection and indemnity insurance (which, in turn, includes environmental damage and pollution insurance) and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel in cases we consider such protection appropriate. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition, results of operations and cash flows. Additionally, our insurance may be voidable by the insurers if we take, or fail to take, certain action, such as failing to maintain certification of our vessels with applicable maritime regulatory organizations.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. The frequency of sea piracy worldwide has generally decreased since 2013. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

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

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the United Kingdom, the European Union, the United Nations, or other governmental authorities, or engage in other such transactions or dealings that would be violative of applicable sanctions, it could lead to monetary fines or other penalties and/or adversely affect our reputation and the market for our shares of common stock and its trading price.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that, in the future, vessels in our fleet may call on ports located in countries or territories that are the subject of country-wide or territory-wide comprehensive sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) on charterers' instructions and/or without our consent in violation of applicable sanctions laws. If such activities result in a violation of applicable sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common stock could be adversely affected.

Beginning in February 2022, in response to the ongoing conflict in Ukraine, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibiting the import of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. Further, effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. Due to their nature, the Company’s vessels do not transport any crude oil, petroleum products, or provide petroleum services. Although these sanctions do not presently apply to the maritime transport of containerized cargoes transported by our vessels, the expansion of such sanctions could adversely affect our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States or other countries and countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China, and the current conflicts between Russia and Ukraine and in the Middle East.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. There is significant uncertainty about the future relationship between the United States and China and other exporting countries, such as Canada and Mexico, among others, including with respect to trade policies, treaties, government regulations, and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade.

Applicable sanctions and embargo laws and regulations vary in their application, and by jurisdiction, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, many sanctions regimes, including the United States, provide that entities owned by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours, including charterers, may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the U.S. government, the U.K., the EU, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, we could face monetary fines or penalties, or we may suffer reputational harm.

In addition, if we become a casualty in a Sanctioned Jurisdiction our underwriters may not provide required security, which could lead to the detention and subsequent loss of our vessel and the imprisonment of our crew, and our insurance policies may not cover the costs and losses associated with the incident. Further, our lenders may determine that any non-compliance with applicable sanctions and embargoes imposed by the United Kingdom, the European Union, the United Nations, or the United States constitutes an event of default under current or future debt facility agreements. An event of default may lead to an acceleration of the repayment of debt under the facility in question and, due to the cross-default provisions, under all other facilities as well, which could have a material adverse effect on our future performance, results of operations, cash flows and financial position, and could lead to bankruptcy or other insolvency proceedings.

All of the Company's revenues are from chartering-out its vessels on voyage or time charter contracts. The Company's vessels can also enter into pooling arrangements under which an international company and trading house involved in the use and/or transportation of commodities directs the Company's vessel to carry cargoes on its behalf. Under time charters and pooling arrangements, the Company has no contractual relationship with the owner of the cargo, based solely on the instructions of the charterer. The vessel is directed to a load port to load the cargo, and to a discharge port to offload the cargo, based solely on the instructions of the charterer.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. For example, certain investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if, for example, we enter into charters with individuals or entities who, pursuant to contracts with third parties, provide services to or engage in operations associated with countries or territories subject to U.S. sanctions or embargoes. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Currently our vessels have only a small number of Ukrainian crew members. Although wage payments have not been affected by this issue as of April 30, 2025, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

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

We generate all our revenues in U.S. dollars, but we incur approximately 19% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 7% in 2024 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2024, 2023, and 2022, approximately 76%, 84%, and 82%, respectively, of our revenues were derived from our top five charterers. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the conditions of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986, as amended, or the Code, (which election could itself have adverse consequences for such shareholders, as discussed in Item 10 of this Annual Report under "Taxation — United States Federal Income Taxation of U.S. Holders"), such shareholders would be subject to United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the United States shareholder's holding period of our shares. See "Taxation — United States Federal Income Taxation of U.S. Holders" in this Annual Report under Item 10 for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the OECD’s two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

Under Section 883 of the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code, or Section 883, and the applicable Treasury Regulations promulgated thereunder.

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2024 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

There is also substantial doubt that the courts of the Marshall Islands, Greece or jurisdictions in which our subsidiaries are organized would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. In addition, the protection afforded to minority shareholders in the Marshall Islands is different than those offered in the United States.

We may have difficulty properly managing our planned growth through acquisitions of new or secondhand vessels and we may not realize expected benefits from these acquisitions, which may negatively impact our cash flows, liquidity and our ability to pay dividends to our shareholders.

As of April 30, 2025, we intend to continue our fleet renewal strategy having entered into contracts for the acquisition of two vessels to be constructed, scheduled to be delivered in the forth quarter of 2027. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to identify, locate and acquire suitable vessels, including newbuilding slots at shipyards at attractive prices, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

A delay in the delivery to us of any such vessel, or the failure of the shipyard to deliver a vessel at all, could cause us to breach our obligations under a related charter and could adversely affect our earnings. In addition, the delivery of any of these vessels with substantial defects could have similar consequences.

A shipyard could fail to deliver a newbuild on time or at all because of:

●	work stoppages or other hostilities, political, economic or other disturbances that disrupt the operations of the shipyard, including as a result of outbreak of public health threats;
●	quality or engineering problems;
●	bankruptcy or other financial crisis of the shipyard;
●	a backlog of orders at the shipyard;
●	disputes between the Company and the shipyard regarding contractual obligations;
●	weather interference or catastrophic events, such as major earthquakes or fires;
●	our requests for changes to the original vessel specifications; or
●	shortages of or delays in the receipt of necessary construction materials, such as steel, or equipment, such as main engines, electricity generators and propellers.

A third-party seller could fail to deliver a second-hand vessel on time or at all because of:

●	bankruptcy or other financial crisis of the third-party seller;
●	quality or engineering problems;
●	disputes between the Company and the third-party seller regarding contractual obligations; or
●	weather interference or catastrophic events, such as major earthquakes or fires.

In addition, we may seek to terminate or novate a vessel acquisition contract due to market conditions, financing limitations or other reasons. The outcome of contract termination or novation negotiations may require us to forego deposits on construction or acquisition, as applicable, and pay additional cancellation fees. In addition, where we have already arranged a future charter with respect to the terminated contract, we may incur liabilities to such charter counterparty depending on the terms of such charter.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $32.99 per share on February 22, 2024 and $50.40 per share on October 2, 2024. In addition, on October 4, 2024, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $44.29 per share and a high of $49.30 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price. On April 30, 2025, the reported closing sale price of our common stock was $31.13 per share.

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

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market (the “Spin-off”). Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the Spin-off and the subsequent sale of M/V “Monica P”, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector. On January 8, 2025, the Company contributed its three subsidiaries that own the recently sold 1998-built M/V “Diamantis P” and the two older vessels, M/V “Joanna” and M/V “Aegean Express”, into Euroholdings Ltd. (“Euroholdings” or the “Euroholdings Spin-off”), which will concentrate in managing elder vessels, as well as other maritime opportunities. Euroseas distributed all of Euroholdings’ common shares to its shareholders on a pro rata basis on March 17, 2025. Shareholders of the Company received one Euroholdings Ltd. share for every two and a half shares of the Company they owned as of the record date of March 7, 2025. Common shares of Euroholdings were listed on the Nasdaq Capital Market under the ticker symbol “EHLD”, and became an independent publicly traded company on March 17, 2025.

Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 30, 2025, our fleet consisted of 22 containerships. The total cargo carrying capacity of the 22 containerships is 849,404 dwt or 67,494 teu. After the delivery of our remaining two newbuilding containerships, our fleet will consist of 24 containerships with a cargo carrying capacity of 959,804 dwt or 76,094 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. Since June 2005, the Company has purchased 40 vessels, sold 24 vessels and ordered 15 newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, under its previous newbuilding program of dry bulk vessels, while one newbuilding vessel contract was cancelled. The Company spun-off 6 of its vessels into EuroDry on May 30, 2018.

In June 2021, January 2022, March 2022 and May 2022, we entered into four separate agreements with Hyundai Mipo Dockyard Co., Ltd. to construct nine modern containerships; six with a carrying capacity of 2,800 teu each and three with a carrying capacity of 1,800 teu each. Furthermore, in May and June 2022, we took delivery of two intermediate 4,250 teu containerships, M/V “Rena P” built in 2007, and M/V “Emmanuel P” built in 2005, for a combined price of $37 million. We also assumed the existing charter arrangements of both vessels. On December 23, 2022, we agreed to sell M/V “Akinada Bridge” for scrap, at a gross price of $14.2 million. The vessel was delivered to her new owners on January 9, 2023. On March 27, 2024, we agreed to sell M/V “EM Astoria” for approximately $10.0 million, which was delivered to her new owners on June 26, 2024.

The M/V “Gregos”, the first of the two newbuilding vessels ordered in June 2021, was delivered on April 6, 2023, while M/V “Terataki”, the second of the two, was delivered on July 6, 2023. The combined price for the construction of these two newbuildings was approximately $80.5 million. The Company paid another $4.4 million for costs relating to the construction and to make the vessel available for use, as well as capitalized interest costs. The cost of these newbuilding contracts was financed with a combination of own cash and a bank loan of $26 million for each of the vessels. We also ordered two newbuilding vessels in January 2022; the first of these, the M/V “Tender Soul”, was delivered to us on February 6, 2024, while the other newbuilding, M/V “Leonidas Z”, was delivered on April 25, 2024. The combined price for the construction of these two new buildings was approximately $88.4 million. We paid another $5.2 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs. The cost of the two shipbuilding contracts was financed with a combination of own cash and a sale and leaseback financing transaction of $27 million for the first vessel and a bank loan of $22 million for the second vessel. The three vessels ordered in March 2022, M/V “Monica”, M/V “Stephania” and M/V “Pepi Star” were delivered to us on May 13, 2024, June 28, 2024 and July 19, 2024, respectively. The total consideration paid for these three shipbuilding contracts amounted to $102.6 million. We paid another $6.7 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs. The cost of newbuilding contract of these three vessels was financed with a combination of own cash and bank loans of $22.5 million, $22.5 million and $20.4 million, respectively for each vessel. Finally, the two vessels ordered in May 2022, M/V “Dear Panel” and M/V “Symeon P”, were delivered on January 7, 2025 and January 8, 2025, respectively, for approximately $89.3 million and were also financed with a combination of own funds and a bank loan of $26.0 for each vessel.

On June 28, 2024, we concluded two contracts with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd., for the construction of two modern fuel-efficient container vessels with a carrying capacity of 4,300 teu each. The vessels are scheduled to be delivered during the fourth quarter of 2027. The consideration for each of the two newbuilding contracts is approximately $60.25 million and will be financed with a combination of debt and equity. Upon signing of the contract, we paid $9.04 million for each vessel.

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

Our fleet consists of containerships that transport container boxes providing scheduled service between ports. Please see the information in the section titled "Our Fleet", below. During 2022, 2023, and 2024 we had a fleet utilization of 98.3%, 98.6% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $31,964, $29,714 and $28,054, respectively, and we generated time charter and voyage charter revenues totalling $189.6 million, $195.8 million and $219.4 million respectively.

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

Our Fleet

Currently, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
MARCOS V(+)	Intermediate	72,968	6,350	2005	TC until Oct-25	$15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(+)(*)	Intermediate	50,726	4,253	2008	TC until May-25 TC until May-28	$26,500 $35,500
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)(*)	Intermediate	50,969	4,253	2009	TC until Jun-25 TC until Jun-28	$23,000 $35,500
EMMANUEL P(+)	Intermediate	50,796	4,250	2005	TC until Aug-25	$21,000
RENA P (+)	Intermediate	50,796	4,250	2007	TC until Aug-25 TC until Aug-28	$21,000 $35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI (*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
TENDER SOUL(*)	Feeder	37,237	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	37,237	2,800	2024	TC until Mar-26	$20,000
DEAR PANEL (*)	Feeder	37,237	2,800	2024	TC until Nov-27	$32,000
SYMEON P (*)	Feeder	37,237	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Aug-26	$29,500
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Aug-26	$28,000
PEPI STAR(*)	Feeder	22,262	1,800	2024	TC until Jun-26	$24,250
MONICA (+)	Feeder	22,262	1,800	2024	TC until May-25 TC until May-27	$16,000 $23,500
STEPHANIA K (*)	Feeder	22,262	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-26	$18,100
JONATHAN P.(*)	Feeder	23,357	1,740	2006	TC until Sep-25	$20,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-25 TC until May-27	$13,000 $19,000
Total Container Carriers	22	849,404	67,494

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment (*)	TCE Rate ($/day)
ELENA (H1711)	Intermediate	55,200	4,300	Q4 2027
NIKITAS G (H1712)	Intermediate	55,200	4,300	Q4 2027
Total under construction	2	110,400	8,600

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

As of April 30, 2025, approximately 97% of our ship capacity days for the remainder of 2025, 59% of our ship capacity days in 2026, 35% of our ship capacity days in 2027 and 7% of our ship capacity days in 2028, are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2023 and 2024, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2023 (in millions) (1)	Carrying Value as of December 31, 2024 (in millions)
Container Carriers	(teu)
EVRIDIKI G	2,556	May-2008	$4.96	$4.00
JOANNA	1,732	Jul-2013	$1.83	$2.10
AEGEAN EXPRESS	1,439	Sep-2016	$1.49	$1.49
EM ASTORIA	2,788	Jun-2017	$3.95	-
EM CORFU	2,556	Nov-2017	$3.90	$3.39
EM KEA	3,100	Aug-2019	$8.00	$7.65
EM SPETSES	1,740	Aug-2019	$6.03	$5.51
EM HYDRA	1,740	Aug-2019	$5.34	$4.74
DIAMANTIS P	2,008	Aug-2019	$2.65	$2.65
SYNERGY BUSAN	4,253	Nov-2019	$10.30	$9.41
SYNERGY ANTWERP	4,253	Nov-2019	$8.60	$9.33
SYNERGY OAKLAND	4,253	Nov-2019	$8.95	$8.51
SYNERGY KEELUNG	4,253	Nov-2019	$9.60	$9.32
JONATHAN P.	1,740	Oct-2021	$6.88(1)	$6.38
MARCOS V.	6,350	Dec-2021	$46.63(1)	$42.04(2)
EMMANUEL P	4,250	May-2022	$27.74(1)	$24.15
RENA P	4,250	June-2022	$27.87(1)	$25.05
GREGOS	2,800	Apr-2023	$41.15(1)	$39.62
TERATAKI	2,800	Jul-2023	$41.76(1)	$40.21
TENDER SOUL	2,800	Feb-2024	-	$45.41
LEONIDAS Z	2,800	Apr-2024	-	$45.40
MONICA	1,800	May-2024	-	$35.54(2)
STEPHANIA K	1,800	Jun-2024	-	$35.80(2)
PEPI STAR	1,800	Jul-2024	-	$35.69(2)
Total Container Carriers	69,861		$267.63	$443.39

(1)

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

(2)	Indicates container vessels for which we believe, as of December 31, 2024, the basic charter-free market value is lower than the vessel’s carrying value as of December 31, 2024. We believe that the aggregate carrying value of these vessels, assessed separately, of $149.1 million as of December 31, 2024 exceeds their aggregate basic charter-free market value of approximately $138.5 million by approximately $10.6 million. As further discussed in “Critical Accounting Estimates – Impairment of vessels” below, we believe that the carrying values of our vessels as of December 31, 2024 were recoverable.

We note that as of April 30, 2025, all our container vessels are employed under time charter contracts of durations from 3 to 39 months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 11.51 years on April 30, 2025, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,526 per day for the year ended December 31, 2024. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For the year ended December 31, 2024, our operational fleet utilization was 99.7%, from 99.1% in 2023, while our commercial utilization rate was 100.0%, from 99.6% in 2023. Our total fleet utilization rate in 2024 was 99.7% from 98.6% in 2023.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●

Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In June 2021 and January 2022, we entered into contracts for the construction of four newbuilding containership vessels with a capacity of 2,800 teu each, while in March and May 2022, we entered into another two contracts for the construction of three newbuilding containership vessels with a capacity of 1,800 teu each and two additional newbuilding containership vessels with a capacity of 2,800 teu each. Two of the newbuilding vessels were delivered in April and July 2023, while the third was delivered in February 2024 and the fourth one in April 2024. The remaining three newbuilding vessels were gradually delivered in May, June and July 2024, respectively, while the last two were delivered in January 2025. In May and June 2022, we acquired two intermediate 4,250 teu containerships built in 2005 and 2007, respectively. In December 2022, we sold one containership vessel for scrap, which was delivered in January 2023 to its new owners. In June 2024 and January 2025, we sold another two containerships to third-party buyers. In June 2024, we entered into two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the fourth quarter of 2027. The total contracted consideration for these two newbuilding contracts is approximately $120.5 million.

●

Maintain Balanced Employment. We intend to employ our fleet on either longer-term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 30, 2025, on the basis of our existing time charters, approximately 97% of our ship capacity days for the remainder of 2025, 59% of our ship capacity days in 2026, 35% of our ship capacity days in 2027 and 7% of our ship capacity days in 2028, are under time charter contracts, which will ensure employment of a portion of our fleet, and will partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2024 calls for a reduction of approximately 18% of our debt by the end of 2025 and an additional reduction of about 7% by the end of 2026 for a total of 25% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2022, 2023 and 2024 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and our top five customers in 2024 include three of our top five customers from 2023 and three from 2022. Our top five customers accounted for approximately 76% of our revenues in 2024, 82% of our revenues in 2023 and 82% of our revenues in 2022. In 2024, Maersk, ASYAD, ZIM, OOCL and Hapag-Lloyd accounted for 22%, 17%, 15%, 12% and 10% of our revenues, respectively. In 2023, ZIM, Maersk, Sealand, ASYAD and CMA accounted for 23%, 23%, 15%, 11% and 10% of our revenues, respectively. In 2022, ZIM, Maersk, Sealand, CMA, and Hapag Lloyd accounted for 21%, 21%, 21%, 11% and 8% of our revenues, respectively. We believe that our dependence on our key charter customers is moderate, because in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the COVID-19 outbreak or as a result of ongoing conflicts such as the war in Ukraine, the war in Palestine and current events in the Red Sea region.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

Additionally, in 2022, MEPC 75 amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have met the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which came into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which applied to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the IAFS Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021 and entered into force on January 1, 2023.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2023, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, amount to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, under a new administration, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations. In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction issued by a Louisiana court. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban, but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. We intend to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Effective January 1, 2024, the EU ETS was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the EU ETS. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. From January 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of greenhouse gas (“GHG”) emissions from ships, recognizing the need to strengthen the “levels of ambition”. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i) reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii) reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its “Fit-for-55” legislation package. As part of that initiative, the European Union’s carbon market, EU ETS, has been extended to cover CO2 emissions from all large ships entering EU ports starting January 2024.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in federal administration beginning in 2025. The EPA or individual states could enact these or other environmental regulations that could affect our operations.

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

The following table lists the upcoming intermediate or special survey for the vessels in our current fleet. Special surveys typically require drydocking of the vessels while intermediate surveys may not, depending on the age of the vessel and its condition. The intermediate surveys listed in the table below will not require drydocking of the vessels, unless otherwise specified below. M/V Diamantis underwent her intermediate survey with dry-dock in January 2025 before being spun-off to Euroholdings Ltd.

Vessel	Next	Type
EVRIDIKI G.	March 2027	Special Survey
EM CORFU	May 2025	Intermediate Survey
EM SPETSES	July 2025	Intermediate Survey
EM KEA	September 2025	Intermediate Survey
EM HYDRA	July 2025	Special Survey (In water)
SYNERGY BUSAN	January 2027	Intermediate Survey
SYNERGY ANTWERP	November 2026	Intermediate Survey
SYNERGY OAKLAND	February 2027	Intermediate Survey
SYNERGY KEELUNG	May 2027	Intermediate Survey
JONATHAN P.	September 2026	Special Survey
MARCOS V.	October 2025	Special Survey (In water)
EMMANUEL P.	August 2025	Special Survey
RENA P.	May 2025	Intermediate Survey
GREGOS	April 2026	Intermediate Survey
TERATAKI	July 2026	Intermediate Survey
TENDER SOUL	February 2027	Intermediate Survey
LEONIDAS Z	April 2027	Intermediate Survey
MONICA	May 2027	Intermediate Survey
STEPHANIA K	June 2027	Intermediate Survey
PEPI STAR	July 2027	Intermediate Survey
DEAR PANEL	January 2028	Intermediate Survey
SYMEON P	January 2028	Intermediate Survey

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

The following discussion should be read in conjunction with “Item 3. Key Information – D. Risk Factors”, “Item 4. Information on the Company— B. Business Overview”, and our financial statements and footnotes thereto contained in this annual report. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results may differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this annual report. Reference in the following discussion to “we,” “our” and “us” refer to Euroseas and our subsidiaries, except where the context otherwise indicates or requires.

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

Significant Developments in 2024

Vessel Deliveries & Disposals

On March 27, 2024, we agreed to sell M/V “EM Astoria”, which was delivered to her buyers on June 26, 2024, and we recognized a gain on sale of vessel of approximately $5.7 million.

On January 28, 2022, we entered into a contract for the construction of two eco-design fuel efficient containerships. The vessels have a carrying capacity of about 2,800 teu each and were built at Hyundai Mipo Dockyard Co. in South Korea. One of the newbuidings, M/V “Tender Soul”, was delivered to the Company on February 6, 2024 at a cost of $47.0 million. The other newbuilding M/V “Leonidas Z” was delivered to the Company on April 25, 2024, at a cost of $46.6 million. The cost includes costs necessary to make the vessels available for use, as well as capitalized interest costs.

On March 18, 2022, we entered into a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels were also built at Hyundai Mipo Dockyard Co. in South Korea. M/V “Monica”, the first of the three newbuildings, was delivered on May 13, 2024, M/V “Stephania K” was delivered on June 28, 2024, while the third vessel, M/V “Pepi Star”, was delivered on July 19, 2024. The total cost for the construction of the three vessels amounted to $109.2 million. The total cost includes costs necessary to make the vessels available for use, as well as capitalized interest costs.

On May 20, 2022, we entered into a contract for the construction of two eco-design fuel efficient containerships. The vessels, M/V “Dear Panel” and M/V “Symeon P”, which have a carrying capacity of about 2,800 teu each were built at Hyundai Mipo Dockyard Co. in South Korea and were both delivered on January 7, 2025 and January 8, 2025, respectively. The total contracted consideration for these two newbuilding contracts was approximately $89.3 million.

Vessels Under Construction

On June 28, 2024, we entered into two contracts for the construction of two eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd., in China. The two newbuildings are scheduled to be delivered during the fourth quarter of 2027. The total consideration for these two newbuilding contracts is approximately $60.25 million for each vessel.

As of December 31, 2024, the outstanding amount of the four container carriers under construction is $157.4 million. which we intend to finance with debt financing, $52 million of which was drawn during January 2025 (see below under “Recent Developments”), and own cash.

Loans

On January 31, 2024, Tender Soul Shipping Ltd., entered into a sale and lease back transaction for the newbuild vessel, M/V “Tender Soul”, which was consummated upon its delivery on February 6, 2024, whereby it was sold to a third party and immediately leased back to the Company under a bareboat charter for seven years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction, $27.0 million, were used to finance the delivery installment of the relevant vessel. Due to the existence of a purchase obligation (at the end of the seventh year) and purchase options (at predetermined amounts from the second to the seventh year), the transaction is treated as a failed sale and will be accounted for as a financing arrangement. The financing arrangement bears interest at SOFR plus a margin of 2.295% per annum.

On March 7, 2024, Jonathan John Shipping Ltd. repaid the full amount of the then outstanding indebtedness amounting to $1.8 million using the Company’s own funds and M/V “Aegean Express” became unencumbered.

On April 18, 2024, we signed a loan agreement with First Citizens Bank, and drew an amount of $22.0 million to finance part of the construction cost of M/V “Leonidas Z” (Hull No. 4237). The loan is payable in twenty consecutive quarterly instalments of $0.3 million, with a balloon payment of $16.0 million payable with the last instalment in April 2029. The loan bears interest at SOFR plus a margin of 2.10% per annum.

On May 3, 2024, we signed a loan agreement with the National Bank of Fujairah PJSC for a loan of up to $45.0 million to finance part of the construction cost of M/V “Monica” and M/V “Stephania K”. On May 8, 2024, we drew an amount of $22.5 million for M/V “Monica” and on June 26, 2024, we drew an amount of $22.5 million for M/V “Stephania K”. The loan is payable in forty consecutive quarterly instalments of $0.56 million, with a $22.5 million balloon payment to be made with the last instalment in the second quarter of 2034, respectively. The loan bears interest at SOFR plus a margin of 1.95%

On July 11, 2024, we signed a loan agreement with Piraeus Bank S.A., and drew an amount of $20.4 million to finance part of the construction cost of M/V “Pepi Star”. The loan is payable in twenty-eight consecutive quarterly instalments of $0.26 million, with a balloon payment of $13.26 million to be made with the last instalment in July 2031. A margin of 0.9% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 1.80% above SOFR.

On October 24, 2024, Jonathan Shipowners Ltd. repaid the full amount of the then outstanding indebtedness amounting to $2.9 million using the Company’s own funds and M/V “Jonathan P” became unencumbered.

On December 5, 2024, Corfu Navigation Ltd. prepaid the full amount of the then outstanding indebtedness amounting to $2.6 million, by using the Company’s own funds and M/V “EM Corfu” became unencumbered.

Dividends

In 2024, our Board of Directors declared quarterly dividends of $0.60 per share for the fourth quarter of 2023 and for the first, second and third quarters of 2024. These dividends were paid on March 15, 2024, June 19, 2024, September 17, 2024 and December 17, 2024, respectively. Until April 30, 2025, our Board of Directors declared quarterly dividends of $0.65 per share for the fourth quarter of 2024. These dividends were paid on March 18, 2025.

Share Repurchases

In May 2022, our Board of Directors approved a share repurchase program for up to a total of $20 million of our common stock with an initial duration of 12 months, which was extended in May 2023 for an additional 12-month period and in May 2024 for another 12-month period. Share repurchases are made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program are determined by management based upon market conditions and other factors. The program does not require us to purchase any specific number or amount of shares and may be suspended or reinstated at any time at our discretion and without notice.

During the year ended December 31, 2024 we repurchased 24,744 shares of our common stock in the open market for a total of $1.07 million, under this plan.

Subsequent to December 31, 2024, we repurchased 40,925 shares of our common stock in the open market for a total of $1.3 million, under the same plan.

Recent Developments

There have been no other significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 20 “Subsequent events” of our annual consolidated financial statements.

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

Voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract or paid by the Company when the vessel is off hire or related to repositioning the vessel for the next charter. Under time charters, the charterer pays voyage expenses whereas under spot market voyage charters, we pay such expenses. The amounts of such voyage expenses are driven by the mix of charters undertaken during the period. Voyage expenses are also incurred, when our vessels are idle or are sailing for repositioning purposes or for drydocking, which we pay.

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

Impairment loss. When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value of the respective vessel is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated statements of operations.

Interest and other financing costs. We traditionally finance vessel acquisitions partly with loan facilities and sale and leaseback financing transactions on which we incur interest expense. The interest rate we pay will generally be linked to SOFR, although from time to time we may utilize fixed rate loans or could use interest rate swaps to eliminate our interest rate exposure. Interest due is expensed in the period incurred. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and other financing costs over the term of the underlying obligation using the effective interest method; the un-amortized portion is written-off if the loan is prepaid early.

Gain on derivatives, net. We enter into interest rate swap transactions to manage some of our interest costs and risk associated with changing interest rates with respect to our variable interest loans. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under Gain on derivatives, net, unless specific hedge accounting criteria are met.

Interest income. The interest income we earn on our cash deposits with our lenders and other financial institutions is dependant on the prevailing interest rates and the amount we deposit.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023 and 2024. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2023	2024

Average number of vessels	18.25	21.73
Calendar days	6,663	7,932
Available days	6,637	7,774
Voyage days	6,546	7,750
Utilization Rate (percent)	98.6%	99.7%

	(In U.S. Dollars per day per vessel)
Average TCE rate (2)	29,714	28,054
Vessel Operating Expenses	6,304	5,886
Management Fees	859	891
G&A Expenses	712	749
Total Operating Expenses excluding drydocking expenses (3)	7,875	7,526
Drydocking expenses	506	1,329

	2023	2024
Statement of Operations Data
Time charter revenue	195,779,495	218,912,526
Voyage charter revenue	-	473,055
Commissions	(6,422,112)	(6,488,268)
Net revenue	189,357,383	212,897,313
Voyage expenses	(1,284,375)	(1,975,569)
Vessel operating expenses	(42,004,155)	(46,685,920)
Dry-docking expenses	(3,373,648)	(10,537,928)
Vessel depreciation	(22,835,469)	(26,367,517)
Related party management fees	(5,720,831)	(7,067,408)
General and administrative expenses	(4,744,907)	(5,938,870)
Net gain on sale of vessel	5,158,370	5,692,653
Other operating income	2,727,114	-
Impairment loss	(13,832,716)	-
Gain on time charter agreements termination	15,984,253	-
Operating income	119,431,019	120,016,754
Interest and other financing costs	(6,431,007)	(10,620,703)
Gain on derivatives, net	178,128	1,001,754
Foreign exchange (loss)/gain	(33,634)	18,633
Interest income	1,404,773	2,359,240
Net income	114,549,279	112,775,678
Earnings per share - basic	16.53	16.25
Common stock dividends declared	14,021,226	16,855,238
Cash dividends declared per common share	2.00	2.40
Weighted average number of shares outstanding during the year, basic	6,931,280	6,938,204
Earnings per share - diluted	16.52	16.20
Weighted average number of shares outstanding during the year, diluted	6,936,060	6,961,266

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

(3) We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by ownership days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations (see discussion above) and our calculation of TCE rates for the periods presented.

	Year Ended December 31,
	2023	2024
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	195,779,495	218,912,526
Voyage charter revenue	-	473,055

Voyage expenses	(1,284,375)	(1,975,569)
Time Charter Equivalent or TCE Revenues	194,495,120	217,410,012
Voyage days	6,546	7,750
Average TCE rate	29,714	28,054

Year ended December 31, 2024 compared to year ended December 31, 2023

Time charter revenue & Voyage charter revenue. Time charter revenue and voyage charter revenue, collectively “Voyage revenue”, for 2024 amounted to $219.39 million, increasing by 12.1% compared to $195.78 million for the year ended December 31, 2023. In 2024, we operated an average of 21.73 vessels, a 19.1% increase over the average of 18.25 vessels we operated during the same period in 2023. In the year 2024, our fleet had 7,750 voyage days earning revenue as compared to 6,546 voyage days earning revenue in 2023. Market charter rates in 2024 were on average at lower levels for our containership vessels compared to the same period of 2023, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $28,054 per day per vessel in 2024 compared to a TCE rate of $29,714 per day per vessel in 2023, a decrease of 5.6%. We had 158 scheduled off-hire days, including drydocking, 3 commercial off-hire days and 21 operational off-hire days in 2024, compared to 26 scheduled off-hire days (including drydocking), 29 commercial off-hire days and 63 operational off-hire days in 2023. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index, which is influenced by market developments.

Commissions. We paid a total of $6.49 million in charter commissions for the year ended December 31, 2024, representing 3.0% of Voyage revenue. This represents a slight decrease over the year ended December 31, 2023, when commissions paid were $6.42 million, representing 3.3% of Voyage revenue.

Voyage expenses. For the year ended December 31, 2024, voyage expenses amounted to $1.98 million and related to expenses incurred by one of our vessels while employed under a voyage charter and vessels repositioning between charters, as well as owners’ expenses at certain ports. Voyage expenses for the year 2023 were $1.28 million, mainly attributable to repositioning voyages between time charter contracts and owners’ expenses at certain ports. The increased amount of 2024 is mainly attributable due to the higher number of vessels owned and operated within the year compared to the same period of 2023. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $46.7 million in 2024 compared to $42.0 million in 2023. In 2024, we operated an average of 21.73 vessels, compared to an average of 18.25 vessels in 2023. Further, daily vessel operating expenses per vessel amounted to $5,886 per day in 2024 versus $6,304 per day in 2023, a decrease of 6.6% mainly due to the significantly lower daily operating costs of the seven newbuilding vessels delivered to the Company gradually within the past twenty months.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2024, Eurobulk charged us 810 Euros per day per vessel, totaling $7.07 million for the year, or $891 per day per vessel. During 2023, Eurobulk charged us 775 Euros per day per vessel totaling $5.72 million for the year, or $859 per day per vessel. The increase in related party management fees is attributable to the increased average number of vessels in our fleet and the increase in daily vessel management fee due to inflation.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2024, we had a total of $5.94 million of general and administrative expenses as compared to $4.74 million in 2023. The increase of $1.20 million in 2024 is mainly due to the increased cost of our stock incentive plan and increased professional fees during 2024.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2024, six vessels passed their special survey with drydock and three vessels passed their intermediate survey in water for a total cost of $10.54 million. In 2023, two vessels passed their special survey with drydock, one vessel passed its intermediate survey in water and another one entered into drydock for its special survey, which was completed within January 2024 for a total cost of $3.37 million.

Vessel depreciation. Vessel depreciation for 2024 was $26.37 million, compared to $22.84 million for 2023. The increased amount in 2024 is due to the increased average number of vessels operating in 2024 as compared to the same period of 2023, and the fact that the newbuilding vessels delivered in 2024 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Net gain on sale of vessel. In 2024, we recorded a $5.69 million gain on the sale of M/V “Astoria” that was completed in June 2024. The results of the Company for 2023 include a $5.16 million gain on sale of M/V “Akinada Bridge” that was completed in January 2023.

Impairment loss. For the twelve months of 2023, the Company recorded an impairment charge of $13.83 million. The impairment was booked to reduce the carrying amount of a containership (M/V “Jonathan P”) to its estimated market value, since based on the Company’s impairment test results as of September 30, 2023 it was determined that its carrying amount was not recoverable. There was no impairment charge recorded in 2024.

Gain on time charter agreements termination. In the twelve months of 2023, a gain on time charter agreements termination of $15.98 million was recognized in connection with the write-off of the outstanding balance of the attached time charter liability recognized as part of the acquisitions of two of our vessels in 2022, which was fully amortized in August 2023 due to the early termination of the respective attached time charter agreements. No such case existed in 2024.

Other operating income. Other operating income for the year ended December 31, 2023 amounted to $2.73 million. The operating income for the year 2023 relates to loss of hire insurance for two of our vessels, M/V “Akinada Bridge” and M/V “Aegean Express”. No such case existed in 2024.

Interest and other financing costs. Total interest and other financing costs for the twelve months of 2024 amount to $14.8 million, of which $4.2 million interest costs were capitalized in relation to our newbuilding program, compared to $9.8 million, of which $3.4 million interest costs were capitalized in relation to our newbuilding program for the same period of 2023. This increase is mainly due to the increased amount of debt in the current period compared to the same period of 2023.

Gain on derivatives, net. In 2024, the Company recognized a $1.00 million gain on its interest rate swap contract, comprising a $0.61 million unrealized gain from the mark-to-market valuation of its outstanding interest rate swap, and a $0.39 million realized gain. In 2023, we recognized a $0.18 million gain on our interest rate swap contracts, comprising a $4.04 million unrealized loss from the mark-to-market valuation of our outstanding interest rate swap and a $4.22 million realized gain on three interest rate swaps, two of which were terminated early in the second quarter of 2023. We have entered into the interest rate swaps to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Net income. As a result of the above, net income for the year ended December 31, 2024 was $112.78 million, as compared to a net income of $114.55 million for the year ended December 31, 2023.

Year ended December 31, 2023 compared to year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

B.	Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our vessels during operations and the periodically required drydockings, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and, if necessary, operating shortfalls, make principal repayments on outstanding debt facilities, and pay dividends.

In the Company’s opinion, the working capital is sufficient for the company’s present requirements. Our short-term liquidity requirements include paying operating expenses, payment of dividends, funding working capital requirements, interest and short-term principal payments on outsta. nding debt, the equity portion of our newbuilding vessel installments, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity are cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings or lease financing, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash as at December 31, 2024 were $80.67 million, an increase of $16.35 million from $64.32 million at December 31, 2023. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We are exposed to market risk from changes in interest rates and market rates for vessels. We use interest rate swaps to partly manage interest costs and the risks associated with changing interest rates of some of our loans. Please refer to "Item 11 – Quantitative and Qualitative Disclosures about Market Risk."

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2025 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2024:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt	$207,262,415	$37,308,115	$47,516,230	$46,316,230	$76,121,840
Interest Payments (1)	$43,705,945	$9,900,678	$14,355,858	$10,468,727	$8,980,681
Vessel Management fees (2)	$20,290,673	$6,877,450	$13,392,435	$20,788	$-
Other Management fees (3)	$7,045,607	$2,300,000	$4,738,920	$6,687	$-
Advances for Vessels Under Construction (4)	$157,435,480	$55,015,580	$102,419,900	$-	$-
Total	$435,740,120	$111,401,823	$182,423,343	$56,812,432	$85,102,521

(1)    Assuming the amortization of the loans as of December 31, 2024 described above, each loan’s interest rate margin over SOFR and average SOFR rates of about 3.29%, 2.60%, 2.72%, 2.95%, 3.31% and 3.78% per annum for the following six years up to 2030, respectively, based on the SOFR yield curve as of December 31, 2024. Also includes our obligation to make payments required as of December 31, 2024 under our interest rate swap agreement based on the same SOFR forward rate assumptions.

(2)    Refers to our obligation for management fees we expect to incur under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2024 and expiring on January 1, 2028. The management fees have been computed for 2025 based on the agreed rate of 840 Euros per day per vessel (approximately $874), which was adjusted from the previous level of 810 Euros to reflect Eurozone’s inflation over 2024. For the years after 2025, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.04. We further assume that we hold our vessels until they reach the end of their estimated useful life, after which they are considered to be scrapped.

(3)    Refers to our obligation for management fees of $2,300,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $2,250,000 to reflect reported inflation in Eurozone over 2024. For the years after 2025, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2028.

(4)    Refers to our obligation as of December 31, 2024 towards our newbuilding program, which consists of two vessels under construction that were delivered in January 2025 and two vessels expected to be delivered in 2027. The payments reflect the newbuilding orders that were placed within 2022 and 2024.

Cash Flows

As of December 31, 2024, we had a working capital surplus of $27.54 million. For the year ended December 31, 2024, we reported a net income of $112.78 million and generated net cash from operating activities of $128.17 million. Our cash balance amounted to $73.74 million, while cash in restricted and retention accounts amounted to $6.93 million as of December 31, 2024.

We therefore believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2025 liquidity needs and at least through the end of the first half of 2026, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of container carriers using a combination of funds from operations and bank debt secured by mortgages on our container carriers held by the relevant lenders or lease financing with the title of ownership of the respective container carriers held by the relevant lenders.

Year ended December 31, 2024 compared to year ended December 31, 2023

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2024 was $128.17 million as compared to a surplus of $130.0 million in 2023.

The major driver of the change of cash flows from operating activities for the year ended December 31, 2024 compared to the year ended December 31, 2023, is the increase in the average number of vessels in the twelve months of 2024 to 21.73 vessels from 18.25 vessels in the same period of 2023, partly offset by the decrease of our TCE rates to $28,054 for the year ended December 31, 2024, from $29,714 for the year ended December 31, 2024.

Net cash from investing activities.

Net cash flows used in investing activities were $168.77 million for the year ended December 31, 2024 compared to $102.19 million used in investing activities for the year ended December 31, 2023. The increase in cash outflows used in investing activities of $66.58 million from 2023 is mainly attributable to the increase in cash paid for vessels under construction by $62.24 million in the year ended December 31, 2024 compared to the corresponding period in 2023, as well as the increase in cash paid for vessel acquisitions including vessel improvements, by $4.4 million and the $0.05 million increase in proceeds from the sale of M/V “EM Astoria” as compared to the proceeds from the sale of M/V “Akinada Bridge”.

Net cash from financing activities.

Net cash flows provided by financing activities were $56.96 million for the year ended December 31, 2024, compared to $5.06 million for the year ended December 31, 2023. This increase in net cash flows from financing activities of $51.9 million, compared to the year ended December 31, 2023, is attributable to the decrease in repayment of long-term debt by $30.84 million in 2024 compared to the period of 2023, the increase in proceeds from long-term bank loans by $22.40 million, the decrease in cash paid for share repurchase by $2.08 million and the decrease in offering expenses paid by $0.10 million. The increase in net cash flows from financing activities was partly offset by the increase in dividends paid to our shareholders by $2.86 million and the increase in loan arrangement fees paid by $0.67 million.

Year ended December 31, 2023 compared to year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to Part A, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023.

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2024, we had eight outstanding loans and one sale and leaseback financing transaction, with a combined outstanding balance of $207.26 million. These loans mature between 2025 and 2034. Our long-term debt as of December 31, 2024 comprises bank loans and lease financing transactions of our vessel-owning subsidiaries with margins over SOFR ranging from 1.80% to 2.80%. A description of our loans as of December 31, 2024 is provided in Note 9 of our attached financial statements. As of December 31, 2024, we are scheduled to repay approximately $37.31 million of the above bank loans in 2025.

Our loan agreements contain covenants.

Our loans have various covenants such as minimum requirements regarding the security cover ratio (the ratio of fair value of vessel to outstanding loan less cash in retention accounts) and restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (in effect not permitting dividend payment or other distributions in cases that an event of default has occurred or will occur), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of our subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). When necessary, we do provide supplemental collateral in the form of restricted cash or cross-collateralize vessels to ensure compliance with security cover ratio (“loan-to-value” ratio). Increases in restricted cash required to satisfy loan covenants would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot cure any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions.

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

In 2021 and 2022, we entered into contracts for the construction of nine newbuilding feeder container carriers (see “Significant Developments in 2024” section above) for a total cost of approximately $360.7 million, of which $55.0 million was outstanding as of December 31, 2024 relating to the final two newbuildings that were delivered in January 2025, M/V “Dear Panel” and M/V “Symeon P”. The two vessels were financed with a combination of debt and own funds. In 2024, we entered into two contracts for the construction of two newbuilding feeder container carriers to be delivered in the fourth quarter of 2027 (see “Significant Developments in 2024” section above) for a total cost of approximately $120.5 million. During the years ended December 31, 2022, 2023 and 2024, we paid an amount of $50.6 million, $104.1 million and $161.6 million, respectively, as part of installments of the abovementioned shipbuilding contracts for all vessels under construction. An amount of $55.0 million is payable in the twelve-month period ending December 31, 2025.

We currently have ten vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2022, the Company reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters of 2023, and on February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively. Within 2024, our Board of Directors declared quarterly dividends of $0.60 per share for each of the first, second and third quarters of 2024, while in February 2025, they declared a quarterly dividend of $0.65 per share for the fourth quarter of 2024. These dividends were paid on June 19, 2024, September 17, 2024, December 17, 2024 and March 18, 2025.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. According to industry sources, as of April 15, 2025, the capacity of the fully cellular worldwide container vessel fleet was approximately 31.36 million teu with approximately another 8.95 million teu, or, about 28.55% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; in 2021, due to the exceptional positive increase in the containership market, there were only 11,990 teu of containerships that were scrapped, the lowest level seen since 2006. Containership scrap markets remained subdued in 2022, with only 10 containerships accounting for 14,140 teu reported as sold for scrap within the year. Recycling activity picked up in 2023, with 82 containerships accounting for 156,420 teu sent to the scrapyard, while in 2024, only 58 containerships accounting for 82,670 teu were sent to the scrapyard. Scrap markets are expected to increase in 2025, amid supply pressure from fleet growth.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. As of April 30, 2025, approximately 97% of our ship capacity days in the remainder of 2025, 59% of our ship capacity days in 2026, 35% of our ship capacity days in 2027 and 7% of our ship capacity days in 2028, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters. The extent to which epidemics or pandemics, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

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

As of December 31, 2024, we had indicators of impairment for four of our vessels. For the vessels with impairment indicators as of December 31, 2024, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 15-year period for 2024, which starts in 2010 and takes into account complete market cycles, and which provides a more representative reference for the long-term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

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

For a discussion of the potential loss in the case of sale of all of our vessels with market value below their carrying value, we refer to the “Item 4.B. Business Overview – Our Fleet”. For the four vessels that as of December 31, 2024 had an impairment indication, a comparison of the average estimated daily TCE rate used in our impairment analysis with the average “break even rate” for the uncontracted period for each of the vessels is presented below:

Vessel	Charter Rate as of 12/31/2024	Remaining Months Chartered	Remaining Life (years)	Rate Year 1 (2025)	Rate Year 2 (2026)	Rate Year 3+ (2027+)	Breakeven Rate (USD/day)
Marcos V.	15,000	7	6	52,250	52,250	42,416	28,872
Monica	16,000	2	24	18,280	18,280	15,089	11,749
Stephania	22,000	17	24	n/a*	18,280	15,089	11,172
Pepi Star	24,250	17	24	n/a*	18,280	15,089	11,053

* Not applicable, since the vessel is under time charter agreement for the subject years subsequent to December 31, 2024.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	65	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	65	CFO and Treasurer; Class A Director
Aristides P. Pittas	73	Vice Chairman; Class A Director
Stephania Karmiri	57	Secretary
Panagiotis Kyriakopoulos	64	Class B Director
George Taniskidis	64	Class C Director
Apostolos Tamvakakis	67	Class C Director

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. He is also member of the Board of Directors and Chairman and Chief Executive Officer of EuroDry Ltd. and Euroholdings Ltd. (“Euroholdings”) since January 2018 and March 20, 2024, respectively, and a member of the Board of Directors and the Audit Committee of Pyxis Tankers Inc. Since 1997, Mr. Pittas has also been the President of Eurochart, our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliated ship management company. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle-Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. He is also member of the Board of Directors, Treasurer and Chief Financial Officer of EuroDry Ltd. since January 2018, a member of the Board of Directors, Chief Strategy Officer and Treasurer of Euroholdings since January 2025, a member of the Board of Directors and chairman of the Audit Committee of Cosmos Health Inc. and a member of the Board of Directors of Vianair Inc. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Dr. Aslidis has more than 25 years of experience in the maritime industry. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising on strategy development, asset selection and investment timing. Dr. Aslidis holds a Ph.D. in Ocean Systems Management (1989) from the Massachusetts Institute of Technology, M.S. in Operations Research (1987) and M.S. in Ocean Systems Management (1984) also from the Massachusetts Institute of Technology, and a Diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983).

Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. He is also member of the Board of Directors and Vice Chairman of EuroDry Ltd. since January 2018. Mr. Pittas is also a member of the Board of Directors and Vice Chairman of Euroholdings since July 2024. He has been a shareholder in over 100 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

Stephania Karmiri has been our Secretary since our inception on May 5, 2005. Mrs. Karmiri was a member of the Board of Directors of EuroDry since its inception on January 8, 2018 until May 5, 2018 and has been EuroDry’s Secretary since May 5, 2018. She is also the Secretary of the Board of Directors of Euroholdings since March 2024. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, our affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.

Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005, a member of the Board of Directors of EuroDry since May 5, 2018 and Euroholdings since July 31, 2024. Since July 2002, he has been the Chief Executive Officer of STAR INVESTMENTS S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of twelve vessels. Presently he is Chairman of the Hellenic Private Television Owners Association, BoD member of the Hellenic Federation of Enterprises (SEV) and BoD member of Digea S.A. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne, a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology and a Master degree in Business Administration (MBA) from Imperial College, London.

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005, a member of the Board of Directors of EuroDry since May 5, 2018 and Euroholdings since July 31, 2024. He is the Chairman of Optima Bank and Chairman of Core Capital Partners, a consulting firm specializing in debt restructuring. He was Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey) until May 2010. He was also a member of the Executive Committee and the Board of Directors of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a L.L.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Apostolos Tamvakakis has been a member of our Board of Directors since June 25, 2013. Mr. Tamvakakis has also been a member of the Board of Directors of EuroDry Ltd. since May 5, 2018 and Euroholdings since July 31, 2024. From January 2015 to February 2017 he was independent non-executive Vice Chairman of the Board of Directors of Piraeus Bank. Since July 2012 he participated as a Member of the Board of Directors and Committees in various companies. From December 2009 to June 2012, Mr. Tamvakakis was appointed Chief Executive Officer of the National Bank of Greece. From May 2004 to March 2009, he served as Chairman and Managing Director of Lamda Development, a real estate development company of the Latsis Group and from March 2009 to December 2009, he served on the management team of the Geneva-based Latsis Group, as Head of Strategy and Business Development. From October 1998 to April 2004, he served as Deputy CEO of National Bank of Greece. Prior to that, he worked as Deputy Governor of National Mortgage Bank of Greece, as Deputy General Manager of ABN AMRO Bank, as Manager of Corporate Finance at Hellenic Investment Bank and as Planning Executive at Mobil Oil Hellas. He also served as Vice-Chairman of Athens Stock Exchange, Chairman of the Steering Committee of Interalpha Group of Banks, Chairman of Ethnokarta, National Securities, AVIS (Greece), ETEVA and the Southeastern European Board of the Europay Mastercard Group. Mr. Tamvakakis has also served in numerous boards of directors and committees. He is the Chairman and Managing Partner of EOS Capital Partners Alternative Investment Fund Manager, the investment manager of a private equity fund “EOS Hellenic Renaissance Fund”. He holds the positions of Vice Chairman of Gek Terna, Member of the BoD of Quest Holdings, Chairman of the Liquidations Committee of PQH Single Special Liquidation S.A. and member of the Marketing Commission of the Hellenic Olympic Committee. He is a graduate of the Athens University of Economics and has an M.A. in Economics from the Saskatchewan University in Canada with major in econometrics and economics.

Family Relationships

Aristides P. Pittas, Vice Chairman, is the cousin of Aristides J. Pittas, our Chairman, President and CEO.

B.	Compensation

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are provided by Eurobulk. These services are provided to us under our Master Management Agreement with Eurobulk under which we pay a fee, before bonuses, adjusted annually for Eurozone inflation to account for the increased management cost associated with us being a public company and other services to our subsidiaries. For the year ended December 31, 2023, the executive services fee we paid to Eurobulk each year for the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mr. Symeon Pariaros, our Secretary, Mrs. Stephania Karmiri, and our Internal Auditor, amounted to $2,150,000.  For the year ended December 31, 2024, the fee we paid for these services amounted to $2,250,000. Starting from January 1, 2025, this fee has been adjusted to $2,300,000 to account for inflation.

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

On November 3, 2022, the Board of Directors issued an award of 60,000 non-vested restricted shares to 31 key persons, of which 50% vested on November 16, 2023 and 50% vested on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 were awarded to employees of Eurobulk.

On November 10, 2023, the Board of Directors issued an award of 60,500 non-vested restricted shares to 32 key persons, of which 50% vested on July 1, 2024 and 50% will vest on July 1, 2025; awards to officers and directors amounted to 31,000 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

On November 12, 2024, the Board of Directors issued an award of 60,100 non-vested restricted shares to 32 key persons, of which 50% will vest on November 14, 2025 and 50% will vest on November 13, 2026; awards to officers and directors amounted to 29,600 and the remaining 30,500 were awarded to employees of Eurobulk.

C.	Board Practices

The current term of our Class A directors expires in 2026, the current term of our Class B directors expires in 2027 and the current term of our Class C directors expires in 2025.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

Our Board of Directors does not have separate compensation or nomination committees, and instead, the entire Board of Directors performs those responsibilities.

Audit Committee

We currently have an Audit Committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for (1) the appointment, replacement, compensation and oversight of the work of the independent auditors and approving any non-audit work performed by such auditor, (2) the appointment, replacement, compensation and oversight of the work of the internal auditor, (3) reviewing and approving the overall scope of the audit, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality control procedures, any material issues raised by the most recent internal quality-control review or peer review of the auditing firm, (5) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (6) discussing the annual audited financial and quarterly statements with management and the independent auditor, (7) discussing earnings press releases, as well as financial information and earning guidance, (8) discussing policies with respect to risk assessment and risk management, (9) meeting separately, periodically, with management, internal auditors and the independent auditor, (10) reviewing with the independent auditor any audit problems or difficulties and management’s response, (11) establishing hiring policies for employees or former employees of the independent auditors, (12) annually reviewing the adequacy of the audit committee’s written charter, (13) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (14) reporting regularly to the full board of directors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and “audit committee financial expert” as such term is defined in Regulation S-K), Mr. Apostolos Tamvakakis and Mr. George Taniskidis.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Ms. Eirini Pitta, Mr. Konstantinos Siadimas and Ms. Stephania Karmiri, respectively. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2024, 261 officers and 319 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2024. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 30, 2025 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned	Percent of common Stock (15)
Containers Shareholders Trinity Ltd. (2)	2,747,013	39.2%
Friends Investment Company Inc. (3)	547,522	7.8%
Eurobulk Marine Holdings Inc. (4)	528,169	7.5%
Family United Navigation Co. (5)	221,500	3.2%
Aristides J. Pittas(6)	89,350	1.3%
Anastasios Aslidis (7)	47,288	(*	)
Panagiotis Kyriakopoulos (8)	14,800	(*	)
Aristides P. Pittas (9)	21,900	(*	)
Apostolos Tamvakakis (10)	8,342	(*	)
George Taniskidis (11)	4,800	(*	)
Stephania Karmiri (12)	750	(*	)
Symeon Pariaros (13)	2,850	(*	)
Konstantinos Siadimas (14)	2,100	(*	)
All directors and officers and 5% owners as a group	4,236,384	59.0%

* Indicates less than 1.0%.

(1)

Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her. There are no agreements in place for joint voting amongst the companies listed below.

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

(3)

Represents 547,522 shares of common stock held of record by Friends. A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors.

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

(5)

Represents 221,500 shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)

Does not include 1,273,108 shares of common stock held of record by CST, and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vesting on July 1, 2025, 5,500 shares of common stock vesting on November 14, 2025 and 5,500 shares vesting on November 13, 2026.

(7)

Does not include 9,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,750 shares vesting on July 1, 2025, 3,750 shares of common stock vesting on November 14, 2025 and 3,750 shares vesting on November 13, 2026.

(8)	Includes 700 shares vesting on July 1, 2025, 700 shares of common stock vesting on November 14, 2025 and 700 shares vesting on November 13, 2026.

(9)

Does not include 359,689 shares of common stock held of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vesting on July 1, 2025, 1,550 shares of common stock vesting on November 14, 2025 and 1,550 shares vesting on November 13.

(10)	Includes 700 shares vesting on July 1, 2025, 700 shares of common stock vesting on November 14, 2025 and 700 shares vesting on November 13.

(11)

Does not include 45,378 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vesting on July 1, 2025, 700 shares of common stock vesting on November 14, 2025 and 700 shares vesting on November 13.

(12)	Includes 250 shares vesting on July 1, 2025, 250 shares vesting on November 14, 2025 and 250 shares vesting on November 13.

(13)	Includes 950 shares vesting on July 1, 2025, 950 shares of common stock vesting on November 14, 2025 and 950 shares vesting on November 13.

(14)	Includes 700 shares vesting on July 1, 2025, 700 shares of common stock vesting on November 14, 2025 and 700 shares vesting on November 13, 2026.

(15)	Voting stock includes 89,393 unvested shares for a total of 7,006,612 issued and outstanding shares of the Company as of April 30, 2025.

B.	Related Party Transactions

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

Under the amdended and restated Master Management Agreement, which was renewed starting January 1, 2023, the daily management fee per vessel was 775 Euros per vessel. This cost was reduced by half (387.50 Euros per vessel per day) for any vessels that were laid up or under construction. For the year ended December 31, 2022 the fixed vessel management fee amounted to Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up, as well as Euro 360 per day for the vessels under construction, which start paying the daily management fee after steel cutting. The MMA was further renewed on January 1, 2023 for an additional five-year term until January 1, 2028. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 per day per vessel in operation and Euro 387.5 per day per vessel in lay-up or under construction. Starting January 1, 2024, the daily management fee per vessel was adjusted to 810 Euros per vessel (approximately $842, using the exchange rate as of December 31, 2024, which was $1.04 per euro), to reflect inflation. This cost was reduced by half (405 Euros per vessel per day or approximately $421, using the exchange rate as of December 31, 2024, which was $1.04 per Euro) for any vessels that were laid up or under construction. Starting January 1, 2025, the daily management fee per vessel was adjusted to 840 Euros per vessel (approximately $874, using the exchange rate as of December 31, 2024, which was $1.04 per Euro), to reflect further inflation. This cost is reduced by half (420 Euros per vessel per day or approximately $437, using the exchange rate as of December 31, 2024, which was $1.04 per Euro) for any vessels that are laid up or under construction. This fee will remain effective and adjusted for inflation every year until the expiration of the Management Agreement on January 1, 2028.

The fixed annual management fee cost amounted to $2,150,000 with effect from January 1, 2023, and was further increased to $2,250,000 from January 1, 2024 to account for inflation. From January 1, 2025, the fee was adjusted to $2,300,000 to account for further inflation. The fee will be adjusted for inflation every year until the expiration of the Master Management Agreement on January 1, 2028. For 2022, 2023 and 2024, we also paid an additional special bonus of $420,000, $500,000 and $600,000, respectively, to Eurobulk’s employees, affiliated subcontractors and consultants.

Eurobulk has received fees for management and executive compensation expenses of $7,340,063, $8,370,831 and $9,917,408 during 2022, 2023 and 2024, respectively.

We receive chartering and sale and purchase services from Eurochart, an affiliate, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2024, the Company paid Eurochart $2,587,722 for chartering commissions and $100,000 for vessel sales. During 2023, the Company paid Eurochart $2,350,919 for chartering commissions and paid nil commissions for vessel sales. During 2022, the Company withheld an amount of $350,000 from the sellers of the M/V “Rena P” and “M/V Emmanuel P”, as a 1% commission in connection with the acquisition of the vessels. The Company also paid Eurochart the amount of $2,370,381 for chartering commissions and paid nil commissions for vessel sales.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. Total fees charged by Sentinel and Technomar were $118,614 and $235,228 in 2022, $108,208 and $236,416 in 2023, and $132,541 and $299,868 in 2024, respectively.

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

Dividend Policy

We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022. These dividends were paid on September 16, 2022, December 16, 2022 and March 16, 2023, respectively. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters and on February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively. In 2024, our Board of Directors also declared quarterly dividends of $0.60 per share for each of the second and third quarters of 2024 and on February 27, 2025, they declared a quarterly dividend of $0.65 per share for the fourth quarter of 2024. These dividends were paid on June 19, 2024, September 17, 2024, December 17, 2024, and March 18, 2025, respectively, The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

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

Common Stock

As of December 31, 2024 and April 30, 2025, there were 7,047,537 and 7,006,612 shares issued and outstanding, respectively. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of December 31, 2024 and April 30, 2025, there are no preferred shares issued and outstanding.

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

We have a number of credit facilities with commercial banks and a leasing house. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Debt Financing”, and Note 9 of our attached financial statements.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for the 2024 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2024 taxable year.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2024 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2024 U.S. federal income tax returns.

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

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on the SOFR reference rate plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. The notional principal amount of our interest rate swap as of December 31, 2023 and 2024 was $20.0 million. The swap has specified rate and duration. Refer to the table in Note 15 of our financial statements included at the end of this annual report, which summarizes the interest rate swap in place as of December 31, 2023 and December 31, 2024. Our one swap contract expires in January 2028. As at December 31, 2024, our average debt coved by interest rate swaps for the three year period of 2025, 2026 and 2027 was approximately 11%, 12% and 14%, respectively.

As at December 31, 2024, we had $207.26 million of floating rate debt outstanding with margins over SOFR ranging from 1.80% to 2.80%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and decreased our cash flows in the twelve-month period ended December 31, 2024 by approximately $1,830,000 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our debt and the interest rate swap as of December 31, 2024 in U.S. dollars to a 100 basis points increase in the SOFR Reference rate during the next five years. Specifically, the interest we will have to pay for our floating rate debt will increase, but net payments we will have to make under our interest rate swap contract will decrease.

Year Ended December 31,	Amount in $ (floating rate debt)	Amount in $ (swap)
2025	1,876,364	(200,000)
2026	1,620,883	(200,000)
2027	1,402,702	(200,000)
2028	1,181,086	(1,667)
2029 and thereafter	2,722,890	-

Foreign Currency Exchange Rate Risk

The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 19% of our vessel operating expenses and drydocking expenses in 2024 in currencies other than U.S. dollars. Comparatively, in 2023 approximately 24% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 7% in 2024) are mainly in Euros and some other currencies. As of December 31, 2024, approximately 30% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange loss for the year ended December 31, 2023 was $33,634, while the net foreign exchange gain for the year ended December 31, 2024 was $18,633.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2024, would have increased our vessel operating expenses and dry-docking expenses by approximately $1.09 million and the fair value of our outstanding trade accounts payable by approximately $0.13 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2024. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2024, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2024.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Euroseas Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated May 15, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

May 15, 2025

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

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

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

Item 16C.	Principal Accountant Fees and Services

(a)	Audit Fees

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2024. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”):

	2023 (dollars in thousands)	2024 (dollars in thousands)
Audit Fees	$199	$428
Audit – Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	$199	$428

Audit fees relate to compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings. In addition it includes the audit fees related to the audit of Euroholdings Ltd. as of October 31, 2024, a wholly owned subsidiary of the Company as of December 31, 2024, which was spun off as well as the audit of Euroholdings Ltd. Predecessor for the year ended Decemember 31, 2023 and 2022 and interim review for the period ended June 30, 2024 and 2023 for inclusion in the Registration statement on Form 20-F and reading the Reagistration statement amendments.

All services provided by Deloitte Certified Public Accountants, S.A., were pre-approved by the Audit Committee.

(b)	Audit Committee’s Pre-Approval Policies and Procedures

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

(c)	Audit Work Performed by Other Than Principal Accountant if Greater Than 50%

[Not applicable].

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Program

On May 23, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $20.0 million of our common shares, which was extended in May 2023 and May 2024, for another year. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. As of December 31, 2024, we have repurchased a total of 425,449 common shares as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
June 1-30, 2022	14,602	$23.739	14,602		$19,653,3699
July 1-31, 2022	25,594	$22.385	40,196		$19,080,442
September 1-30, 2022	92,145	$21.495	132,341		$17,099,867
October 1-31, 2022	6,600	$20.499	138,941		$16,964,575
November 1-30, 2022	86,419	$19.816	225,360		$15,252,113
December 1-31, 2022	12,975	$19.972	238,335		$14,992,974

Total	238,335	N/A	238,335		N/A
Period
January 1-31, 2023	13,355	$17.859	251,690	$14,754,470
February 1-28, 2023	27,884	$17.785	279,574	$14,258,563
March 1-31, 2023	61,845	$17.895	341,419	$13,151,844
April 1-30, 2023	7,000	$18.483	348,419	$13,022,464
May 1-31, 2023	5,306	$20.000	353,725	$12,916,344
June 1-30, 2023	5,064	$21.333	358,789	$12,808,316
July 1-31, 2023	37,831	$21.924	396,620	$11,978,904
August 1-31, 2023	4,090	$24.234	400,710	$11,879,787
Total	162,375	N/A	400,710		N/A
Period
October 1-31, 2024	13,662	$44.417	414,372		$11,272,969
November 1-30, 2024	11,082	$40.445	425,454		$10,824,755
Total	24,744	N/A	425,454		N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2024. Subsequent to December 31, 2024, we repurchased an additional 40,925 shares of our common shares.

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

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Insider Trading Policy of the Company, which has been filed as Exhibit 11.1 to this annual report.

Item 16K.	Cybersecurity

Risk Management and Strategy

We, via our Manager, have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

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

We, via our Manager actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. We have engaged outside consultants that perform penetration testing and other tests to identify and suggest improvements to minimize the risk of a future cyber incident. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly- identified and developing areas of cybersecurity threats. Our Manager has put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. Our Manager utilizes security standards and has established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

The employees of our Manager, who are the main users of our digital assets, are trained to face cybersecurity threats and attacks. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.

In the event of a cyberattack, the Chief Technology Officer of our Manager uses the internal escalation channels to inform the management as further described below.

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

Governance

During 2024, our Manager has appointed a Chief Information Security Officer who has been overseeing the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. He develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. In March 2025 our Manager has appointed a a Chief Technology Officer (CTO) who overtook the role of the Chief Information Security Officer.

The CTO belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. She leverages 15 years of experience in the Information and Communication Technology sector within the maritime industry. She holds a PhD in Telecommunications and Networks from the School of Electrical and Computer Engineering (ECE) at the National Technical University of Athens (NTUA), an MBA in Techno-Economics from NTUA and the University of Piraeus (UNIPI), and a Bachelor’s degree from ECE, NTUA. Currently, she is completing her MSc in Cybersecurity and Data Science at UNIPI. Our CTO is certified as an ISO27001 and ISO22301 TÜV Austria Lead Auditor and as a Certified Information Security Manager (CISM) by ISACA. Additionally, she serves as the Secretary of the Board of Directors for the Association of Maritime Managers in Information Technology and Communications (AMMITEC).”

The Audit Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from the Manager. Our Chief Executive Officer is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company. In the event of a cybersecurity incident, we have implemented a process in which the Chief Technology Officer would report such incident to our Chief Executive Officer and the Audit Committee if the incident is determined to present risk to us.

Cybersecurity Threats

We did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. For more information about the cybersecurity risks we face, please see Item 3. Key Information - D. Risk Factors - “We rely on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted and our business could be negatively affected.”

In September 2024, the IT department of our Manager discovered that there was a cyber-attack from a ransomware group that gained unauthorized access to certain of our Manager’s systems and encrypted our data. With the assistance of cyber security consultants hired by our Manager, we investigated the incident, neutralized the attack and restored the back-up of our data, which remained unaffected, within short period of time. There was no disruption of communication with the ships and third-party commercial partners. The Company analyzed the effects of the incident in terms of its financial cost, effect on employees both on shore and on board, financial reporting, share price and reputation and concluded that there were no material effects on our business strategy, results of operations or financial condition. In designing a longer term response to this incident, we via our Manager have strengthened and upgraded the security of our systems and engaged a third party firm to monitor our readiness in preventing new cyber threats.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial statements set forth on pages F-1 through F-50, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(13)
1.2	Bylaws of Euroseas Ltd.(14)
1.3	Amendment to Bylaws of Euroseas Ltd.(14)
2.1	Specimen Common Stock Certificate(4)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(15)
2.6	Form of Subscription Rights Certificate(16)
2.7	Description of Securities(11)
4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of July 17, 2007, as amended February 7, 2008(3)
4.6	Addendum No. 1 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 7, 2009(5)
4.7	Form of Right of First Refusal(2)
4.8	Form of Advisory Agreement(2)
4.9	Form of Senior Security Debt Indenture(4)
4.10	Form of Subordinated Debt Security Indenture(4)
4.11	Addendum No. 10 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of November 15, 2019(8)
4.12	Loan Agreement between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as arranger, relating to a revolving credit facility of up to US$45,000,000 dated November 21, 2018(6)
4.13	Supplemental Letter to the Facility Agreement of up to US$45,000,000 between Euroseas Ltd., as borrower, and Eurobank Ergasias, S.A., as the bank, dated May 30, 2019(8)
4.14	Loan Agreement between Diamantis Shipowners Ltd., as borrower, and Piraeus Bank S.A., as lender, for a term loan facility of up to US$4,000,000 dated July 29, 2019(8)
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

4.26	Interest Rate Swap Agreement between Euroseas Ltd., and Piraeus Bank S.A. dated June 20, 2022(12)
4.27

Loan Agreement between Rena Shipping Ltd. and Emmanuel Shipping Ltd., as Borrowers and each a Borrower, and HSBC Bank plc, as Lender in relation to a Secured Loan Agreement of US$19,250,000 dated September 13, 2022(12)

4.28

Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Emmanuel Shipping Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022(12)

4.29

Account assignment by way of Pledge for the Creation of Pledge (charge/Enechyron) on a Cash Collateral Account and Credit Balance between Rena Shipping Ltd., as Pledgor and Piraeus Bank S.A., as Pledgee dated December 23, 2022(12)

4.30

Loan Agreement between Gregos Maritime Ltd. as Borrower, and Eurobank S.A. as Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to $26,000,000 dated March 30, 2023 (17)

4.31

Supplemental Loan Agreement to a Loan Agreement dated December 14, 2021, between Marcos Shipping Ltd., as Borrower, and Eurobank S.A. as Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to $34,000,000 dated June 16, 2023 (17)

4.32	Euroseas Ltd. 2021 Equity Incentive Plan(11)
4.33	Loan Agreement between Terataki Shipping Ltd, as Borrower, Euroseas Ltd. as Guarantor and National Bank of Greece S.A., as Lender, in respect of a loan of up to $26,000,000 dated June 29, 2023. (17)
4.34

Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers, and Piraeus Bank S.A. as Lender, in respect of a loan of up to $40,000,000 dated July 12, 2023. (17)

4.35	Supplemental Agreement between Antwerp Shipping Ltd, Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers and Piraeus Bank S.A., as Lender, in respect of a loan of up to $40,000,000 dated November 8, 2023. (17)
4.36	Addendum No. 13 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 8, 2023 (12)
4.37	Loan Agreement between Leonidas Shipping Ltd., as Borrower, and First-Citizens Bank & Trust Company as Lender, in respect of a loan of up to $22,000,000 dated April 18, 2024.
4.38	Sale and Leaseback Term Sheet between Euroseas Ltd., and Fuji Iron Works Co., Ltd. (Japan) and Yassan. SJ. Shipping, S.A. (Panama) in respect of a financing arrangement of US$27,000,000 dated May 1, 2023
4.39	Loan Agreement between Monica Shipowners Ltd. and Stephania Shipping Ltd., as Borrower, and National Bank of Fujairah PJSC Company as Lender, in respect of a loan of up to $45,000,000 dated May 2, 2024.
4.40	Loan Agreement between Pepi Shipping Ltd, as Borrower, and Piraeus Bank S.A., as Lender, in respect of a loan of up to $20,400,000 dated July 11, 2024.
4.41	Loan Agreement between Symeon Shipping Ltd., as Borrower, and Eurobank S.A., as Lender, in respect of a loan of up to $26,000,000 dated December 16, 2024.
8.1	Subsidiaries of the Registrant
11.1	Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Certified Public Accountants S.A.
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation. (17)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company’s Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(3)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 13, 2008.
(4)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-152089) on July 2, 2008.
(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(6)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.
(7)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 28, 2019.
(8)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2020.
(9)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 29, 2020.
(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2021.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 22, 2022.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2023.
(13)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(14)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(15)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(16)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 25, 2012.
(17)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2024.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By: /s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: May 15, 2025

______________________________

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 15, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment of vessels – Future Charter Rates for the vessels with impairment indicators – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of its vessels held for use for impairment involves an assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel, including any related intangible assets and liabilities, may not be recoverable. As of December 31, 2024, four out of twenty-three vessels had impairment indicators.

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

In developing estimates of future undiscounted net operating cash flows, the Company makes various assumptions including future charter rates which are the most sensitive and subjective assumption. For periods of time where the vessels are not fixed on time charters, the Company estimates the future daily time charter equivalent rate (the “future charter rate”) for the vessels’ unfixed days as follows: i) for the first two years based on the prevailing market charter rates and ii) from the third year onwards, the inflation-unadjusted historical average rates for similar size vessels over a 15-year period for 2024, which takes into account complete market cycles. These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the future undiscounted net operating cash flows for the vessels with impairment indicators as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact these estimates have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates for the vessels with impairment indicators utilized in the future undiscounted net operating cash flows included the following, among others:

1.

Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, 2) the Company’s budget, 3) historical rate information by vessel class published by third party broker and 4) other external market sources, including analysts’ reports and reports on prospective market outlook.

2.

Considering the consistency of the assumptions used in the future charter rates with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

3.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

May 15, 2025

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2023 and 2024

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2023	December 31, 2024
Assets
Current assets
Cash and cash equivalents		58,613,304	73,739,504
Restricted cash	9	2,994	926,823
Trade accounts receivable, net		2,037,940	4,551,077
Other receivables		2,276,116	775,793
Inventories	3	2,538,342	3,191,140
Prepaid expenses		502,833	1,338,031
Derivative	15,16	-	184,392
Total current assets		65,971,529	84,706,760

Long-term assets
Vessels, net	5	267,626,155	443,386,898
Advances for vessels under construction	4	85,375,650	56,924,663
Restricted cash	9	5,700,000	6,000,000
Derivatives	15,16	-	200,636
Total assets		424,673,334	591,218,957

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	30,839,541	36,930,532
Trade accounts payable		5,746,510	5,735,830
Accrued expenses	6	1,865,615	4,482,282
Accrued dividends	17	105,250	121,030
Derivative	15,16	56,042	-
Deferred revenues		11,275,911	8,237,629
Due to related company	8	1,298,941	1,662,306
Total current liabilities		51,187,810	57,169,609

(Consolidated balance sheets continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2023 and 2024

(All amounts, except share data, expressed in U.S. Dollars)

(continued)

	Notes	December 31, 2023	December 31, 2024
Long-term liabilities
Long-term debt, net of current portion	9	99,161,871	168,473,386
Derivative	15,16	168,138	-
Fair value of below market time charters acquired	7	7,580,306	2,626,130
Total long-term liabilities		106,910,315	171,099,516
Total liabilities		158,098,125	228,269,125

Commitments and contingencies	11

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,014,331 and 7,047,537 issued and outstanding, respectively	17	210,430	211,426
Additional paid-in capital		258,434,237	258,887,424
Retained earnings		7,930,542	103,850,982
Total shareholders’ equity		266,575,209	362,949,832
Total liabilities and shareholders’ equity		424,673,334	591,218,957

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2022, 2023 and 2024

(All amounts, except for share data, expressed in U.S. Dollars)

Notes		2022	2023	2024
Revenues
Time charter revenue		189,630,465	195,779,495	218,912,526
Voyage charter revenue		-	-	473,055
Commissions (including $2,370,381, $2,350,919 and $2,587,722, respectively, to related party)	8	(6,936,221)	(6,422,112)	(6,488,268)
Net revenue		182,694,244	189,357,383	212,897,313
Operating expenses / (income)
Voyage expenses	14	2,476,854	1,284,375	1,975,569
Vessel operating expenses (including $353,842, $344,624 and $432,409, respectively, to related party)	8,14	37,667,191	42,004,155	46,685,920
Dry-docking expenses		9,506,675	3,373,648	10,537,928
Vessel depreciation	5	18,522,217	22,835,469	26,367,517
Related party management fees	8	4,920,063	5,720,831	7,067,408
General and administrative expenses (including $2,420,000, $2,650,000 and $2,850,000, respectively, to related party)	8,12	4,571,030	4,744,907	5,938,870
Net gain on sale of vessel (including $0, $142,266 and $100,000, respectively, to related party)	5,8	-	(5,158,370)	(5,692,653)
Impairments loss	5,16	-	13,832,716	-
Other operating income	18	(1,610,000)	(2,727,114)	-
Gain on time charter agreements termination	7	-	(15,984,253)	-
Total operating expenses, net		76,054,030	69,926,364	92,880,559
Operating income		106,640,214	119,431,019	120,016,754
Other (expenses)/ income
Interest and other financing costs	9	(5,072,619)	(6,431,007)	(10,620,703)
Gain on derivatives, net	15	4,355,657	178,128	1,001,754
Foreign exchange gain / (loss)		54,235	(33,634)	18,633
Interest income		267,429	1,404,773	2,359,240
Other expenses, net		(395,298)	(4,881,740)	(7,241,076)
Net income		106,244,916	114,549,279	112,775,678
Weighted average number of shares outstanding during the year, basic	13	7,181,561	6,931,280	6,938,204
Earnings per share, basic	13	14.79	16.53	16.25
Weighted average number of shares outstanding during the year, diluted	13	7,190,107	6,936,060	6,961,266
Earnings per share, diluted	13	14.78	16.52	16.20

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2022, 2023 and 2024

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance January 1, 2022	7,294,541	218,836	264,609,233	(187,971,173)	76,856,896
Net income	-	-	-	106,244,916	106,244,916
Issuance of restricted shares for stock incentive award and share-based compensation	60,000	1,800	949,585	-	951,385
Repurchase and cancellation of common shares	(238,335)	(7,150)	(5,019,596)	-	(5,026,746)
Dividends declared ($1.50 per share)	-	-	-	(10,871,254)	(10,871,254)
Balance December 31, 2022	7,116,206	213,486	260,539,222	(92,597,511)	168,155,197
Net income	-	-	-	114,549,279	114,549,279
Issuance of restricted shares for stock incentive award and share-based compensation	60,500	1,815	1,081,599	-	1,083,414
Repurchase and cancellation of common shares	(162,375)	(4,871)	(3,140,564)	-	(3,145,435)
Offering expenses paid	-	-	(46,020)	-	(46,020)
Dividends declared ($2.00 per share)	-	-	-	(14,021,226)	(14,021,226)
Balance December 31, 2023	7,014,331	210,430	258,434,237	7,930,542	266,575,209
Net income	-	-	-	112,775,678	112,775,678
Issuance of restricted shares for stock incentive award and share-based compensation	60,100	1,803	1,518,130	-	1,519,933
Repurchase and cancellation of common shares	(24,744)	(742)	(1,065,008)		(1,065,750)
Shares forfeited	(2,150)	(65)	65		-
Dividends declared ($2.40 per share)	-	-	-	(16,855,238)	(16,855,238)
Balance December 31, 2024	7,047,537	211,426	258,887,424	103,850,982	362,949,832

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

	2022	2023	2024
Cash flows from operating activities:
Net income	106,244,916	114,549,279	112,775,678
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	18,522,217	22,835,469	26,367,517
Impairment loss	-	13,832,716	-
Amortization and write off of deferred charges	342,861	475,511	538,789
Net gain on sale of vessel	-	(5,158,370)	(5,692,653)
Amortization of fair value of below market time charters acquired	(10,827,595)	(11,368,879)	(4,954,176)
Gain on time charter agreements termination	-	(15,984,253)	-
Share-based compensation	951,385	1,083,414	1,519,933
Unrealized (gain) / loss on derivatives	(4,223,839)	4,036,107	(609,209)
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	701,768	(1,464,979)	(2,513,137)
Prepaid expenses	32,523	(152,627)	(835,198)
Other receivables	(3,792,426)	3,239,195	1,500,143
Inventories	(31,723)	178,138	(652,798)
Due from related company	(32,146)	32,146	-
Increase / (decrease) in:
Due to related company	(309,970)	1,298,941	363,365
Trade accounts payable	2,014,706	(1,079,404)	779,251
Accrued expenses	53,458	109,232	2,616,667
Deferred revenues	4,436,436	3,545,489	(3,038,282)
Net cash provided by operating activities	114,082,571	130,007,125	128,165,890
Cash flows from investing activities:
Cash paid for vessels under construction	(50,866,784)	(111,475,509)	(173,719,072)
Cash paid for vessel acquisitions including attached time charter agreements and vessel improvements	(39,822,933)	(817,740)	(5,201,697)
Net proceeds and advances from sale of vessels	3,556,641	10,100,598	10,146,400
Net cash used in investing activities	(87,133,076)	(102,192,651)	(168,774,369)

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

(Continued)

	2022	2023	2024
Cash flows from financing activities:
Cash paid for share repurchase	(5,026,746)	(3,145,435)	(1,065,750)
Dividends paid	(10,804,879)	(13,982,351)	(16,839,457)
Offering expenses paid	(27,633)	(102,896)	-
Loan arrangement fees paid	(115,500)	(731,000)	(1,398,700)
Proceeds from long-term debt	19,250,000	92,000,000	114,400,000
Repayment of long-term debt	(30,284,460)	(68,975,000)	(38,137,585)
Net cash (used in) / provided by financing activities	(27,009,218)	5,063,318	56,958,508
Net (decrease) / increase in cash, cash equivalents and restricted cash	(59,723)	32,877,792	16,350,029
Cash, cash equivalents and restricted cash at beginning of year	31,498,229	31,438,506	64,316,298
Cash, cash equivalents and restricted cash at end of year	31,438,506	64,316,298	80,666,327
Cash breakdown
Cash and cash equivalents	25,845,333	58,613,304	73,739,504
Restricted cash, current	2,193,173	2,994	926,823
Restricted cash, long term	3,400,000	5,700,000	6,000,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	31,438,506	64,316,298	80,666,327

Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	5,100,982	5,788,025	9,967,322
Financing, and investing activities fees:
Offering expenses accrued	56,877	-	-
Capital expenditures and improvements for vessels under construction included in liabilities	648,979	2,371,700	1,147,540
Dividends declared but not paid	66,375	105,250	121,030

The accompanying notes are an integral part of these consolidated financial statements

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, own 57.3% of the Company’s shares as of December 31, 2024.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned subsidiaries as of December 31, 2024, are set out below:

a)	Subsidiaries owning vessels in operation

●

Noumea Shipping Ltd, incorporated in the Republic of Liberia on May 14, 2008, owner of the Marshall Islands flag 34,677 DWT / 2,556 TEU container carrier M/V “Evridiki G” (previously named “Maersk Noumea”), which was built in 2001 and acquired on May 22, 2008.

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

●

Diamantis Shipowners Ltd., incorporated in the Republic of Liberia on June 3, 2019, owner of the Liberian flag 30,360 DWT / 2,008 TEU container carrier M/V “Diamantis P”, which was built in 1998 and acquired on August 2, 2019. The vessel was sold on January 15, 2025 (see Note 20).

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

●

Tender Soul Shipping Ltd., incorporated in the Republic of the Marshall Islands on  January 27, 2022, entered on  January 28, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4236). The vessel was named M/V “Tender Soul” and was delivered to the Company on February 6, 2024.

●

Leonidas Shipping Ltd., incorporated in the Republic of the Marshall Islands on  January 27, 2022, entered on  January 28, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4237). The vessel was named M/V “Leonidas Z” and was delivered to the Company on April 25, 2024.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

●

Monica Shipowners Ltd., incorporated in the Republic of Liberia on  March 15, 2022, entered on  March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4248). The vessel was named M/V “Monica” and was delivered to the Company on May 13, 2024.

●

Stephania Shipping Ltd., incorporated in the Republic of Liberia on  March 15, 2022, entered on  March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4249). The vessel was named M/V “Stephania K” and was delivered to the Company on June 28, 2024.

●

Pepi Shipping Ltd., incorporated in the Republic of Liberia on  March 15, 2022, entered on  March 18, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 1,800 TEU container carrier (Hull No. 4250). The vessel was named M/V “Pepi Star” and was delivered to the Company on July 19, 2024.

b)	Subsidiaries owning vessels under construction

●

Dear Panel Shipping Ltd., incorporated in the Republic of Liberia on May 20, 2022, entered on May 20, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4251). The vessel was named M/V “Dear Panel” and was delivered to the Company on January 7, 2025.

●

Symeon Shipping Ltd., incorporated in the Republic of Liberia on May 20, 2022, entered on May 20, 2022, into a shipbuilding contract with Hyundai Mipo Dockyard Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. 4252). The vessel was named M/V “Symeon P” and was delivered to the Company on January 8, 2025.

●

Nikitas Shipping Ltd., previously named Waylon Consulting Co. and renamed on October 15, 2024, incorporated in the Republic of Marshall Islands on April 1, 2024, entered on June 28, 2024, into a shipbuilding contract with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a 4,300 TEU container carrier (Hull No. 1712). The vessel is expected to be delivered in the fourth quarter of 2027.

●

Elena Shipowners Ltd., previously named Impatien Finance S.A. and renamed on October 15, 2024, incorporated in the Republic of Marshall Islands on May 9, 2024, entered on June 28, 2024, into a shipbuilding contract with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a 4,300 TEU container carrier (Hull No. 1711). The vessel is expected to be delivered in the fourth quarter of 2027.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information – continued

c)	Non-vessel owning subsidiaries

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

●

Gregos Shipping Ltd., incorporated in the Republic of Liberia on May 25, 2017, owner of the Liberian flag 35,600 DWT / 2,788 TEU container carrier M/V “EM Astoria”, which was built in 2004 and acquired on June 20, 2017. The vessel was sold on June 26, 2024.

●

Eurocon Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Antwerp Shipping Ltd., Busan Shipping Ltd., Gregos Shipping Limited, Oinousses Navigation Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd.

●	Argonaut Sponsor LLC and Argonaut Acquisition Corporation are dormant entities incorporated in the State of Delaware on February 11, 2022.

●

Euroholdings Ltd., incorporated in the Republic of the Marshall Islands on March 20, 2024, by Euroseas Ltd. On January 8, 2025, Euroseas approved and effected the contribution of three of its vessel-owning subsidiaries to Euroholding Ltd., in exchange for all its issued and outstanding shares of common stock, par value $0.01 per share (see Note 20(a)) and the distribution of all its issued and outstanding common shares took place on March 17, 2025 to Euroseas shareholders of record as of March 7, 2025 (see Note 20(a)).

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information – continued

During the years ended December 31, 2022, 2023 and 2024, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2022	2023	2024
Maersk Line A/S	21%	23%	22%
Sealand Maersk Asia Pte. Ltd	21%	15%	-
Asyad Line LLC	-	11%	17%
Zim Integrated Shipping Services Ltd.	21%	23%	15%
Orient Overseas Container Line Ltd, Hong	-	-	12%
Hapag-Lloyd AG, Hamburg	-	-	10%
CMA CGM, Marseille	11%	10%	10%

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Trade accounts receivable

The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. Bad debts are written off in the period in which they are identified. No allowance for doubtful accounts was recorded for any of the periods presented.

Inventories

Inventories consist of lubricants and bunkers, which are stated at the lower of cost and net realizable value, which is the estimated selling price less reasonably predictable costs of disposal and transportation. Inventories are valued using the FIFO (First-In First-Out) method.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. On nearing the completion of such period, each vessel’s useful life is further assessed based on the Company’s intentions of future use of such vessel and may be increased for up to 3 additional years. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $250 per light weight ton as of December 31, 2023 and 2024.

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

Revenue and expense recognition

Revenues are generated from time charters or infrequently from voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight.

A time charter is a contract for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2022, 2023 and 2024 the duration of the Company’s time charter contracts ranged from two months up to 3 years and certain time charter contracts included renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, and any change in the terms of the voyage charter requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other receivables” and are amortized on a straight-line basis as the related performance obligations are satisfied.

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

Financing costs

Fees paid to lenders and fees required to be paid to third parties on the lenders’ behalf for obtaining new loans or for refinancing or amending existing loans, are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and other financing costs over the duration of the underlying loan using the effective interest method. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment pursuant to the provisions of Subtopic 470-50 “Modifications and Extinguishments”, is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

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

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2023 and 2024, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares to assess the dilutive effect.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Sale and lease back transactions

Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels, net” on its consolidated balance sheets, while the financing liability is presented in “Long – term debt” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Vessel Depreciation” in the consolidated statements of operations while the corresponding interest expense on the lease financing arrangement is included within “Interest and other finance costs” in the consolidated statements of operations. The Company’s lease financing arrangement as of December 31, 2024 was of this type. Please refer to Note 9 for the description of the nature of the Company’s lease financing agreement, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

Recent accounting pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker The Company adopted ASU 2023-07 as of January 1, 2024. The adoption of this ASU affected only the Company’s disclosures, with no impact to its financial condition and results of operations.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the statement of operations. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	2023	2024
Lubricants	2,538,342	2,820,330
Bunkers	-	370,810
Total	2,538,342	3,191,140

4.	Advances for vessels under construction

On  June 29, 2021, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels have a carrying capacity of about 2,800 teu each and were built at Hyundai Mipo Dockyard Co. in South Korea. The first vessel named M/V “Gregos” was delivered to the Company on April 6, 2023 and the second vessel named “Terataki” was delivered to the Company on July 6, 2023 (see Note 5). The total consideration paid for these two shipbuilding contracts amounted to $80.5 million. The Company paid another $4.4 million for costs relating to the construction and to make the vessel available for use, as well as capitalized interest costs. The cost of these newbuilding contracts was financed with a combination of own cash and a bank loan of $26 million for each of the vessels (refer to Note 8).

On January 28, 2022, the Company signed a contract for the construction of two eco-design fuel efficient feeder containerships. The vessels have a carrying capacity of about 2,800 teu each and were built at Hyundai Mipo Dockyard Co. in South Korea. The first vessel named M/V “Tender Soul” was delivered to the Company on February 6, 2024 and the second vessel named “Leonidas Z” was delivered to the Company on April 25, 2024. The total consideration paid for these two shipbuilding contracts amounted to $88.4 million. The Company paid another $5.2 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs. The cost of the two shipbuilding contracts was financed with a combination of own cash and a sale and leaseback financing transaction of $27 million for the first vessel and a bank loan of $22 million for the second vessel (refer to Note 9).

On March 18, 2022, the Company signed a contract for the construction of three 1,800 teu eco-design fuel efficient feeder containerships. The vessels have a carrying capacity of about 1,800 teu each and were built at Hyundai Mipo Dockyard Co. in South Korea. The first vessel named M/V “Monica” was delivered to the Company on May 13, 2024, the second vessel named M/V “Stephania K” was delivered to the Company on June 28, 2024 and the third vessel named M/V “Pepi Star” was delivered to the Company on July 19, 2024. The total consideration paid for these three shipbuilding contracts amounted to $102.6 million. The Company paid another $6.7 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs. The cost of newbuilding contract of these three vessels was financed with a combination of own cash and bank loans of $22.5 million, $22.5 million and $20.4 million, respectively for each vessel (refer to Note 9).

On May 20, 2022, the Company exercised its option to proceed with the construction of two additional eco-design fuel efficient containerships. The vessels have a carrying capacity of about 2,800 teu each and were built at Hyundai Mipo Dockyard Co. in South Korea. The total contracted consideration for these two newbuilding contracts is approximately $89.3 million. Within each of the years ended December 31, 2023 and 2024 the Company paid $8.6 and $17.1 million, respectively, related to shipyard installments for the construction of these two vessels. The first vessel named M/V “Dear Panel” was delivered to the Company on January 7, 2025 and the second vessel named “Symeon P.” was delivered to the Company on January 8, 2025 (see Note 20). The cost of newbuilding contract of these two vessels was financed with a combination of own cash and bank loans of $26 million for each vessel (see Note 20).

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

4.	Advances for vessels under construction – continued

On June 28, 2024, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the fourth quarter of 2027. The total contracted consideration for these two newbuilding contracts is approximately $120.5 million. For the year ended December 31, 2024 the Company paid $18.1 million, related to shipyard installments for the construction of these two vessels.

Advances for vessels under construction of $85.4 million and $56.9 million as of  December 31, 2023 and 2024, respectively, are included in the consolidated balance sheets and relate mainly to progress payments according to the agreements entered into with the shipyards, capitalized interest as well as legal and other costs related to the construction. See Note 11 for the outstanding commitments to the shipyard. The Company intends to finance the cost of all newbuilding contracts with a combination of debt and own cash.

The amounts in the accompanying consolidated balance sheets are as follows:

Costs
Balance, January 1, 2023	59,083,594
Advances for vessels under construction	111,194,917
Newbuilding vessel “Gregos” delivered during the period	(42,356,864)
Newbuilding vessel “Terataki” delivered during the period	(42,545,997)
Balance, December 31, 2023	85,375,650
Advances for vessels under construction	174,393,927
Newbuilding vessel “Tender Soul” delivered during the period	(47,009,176)
Newbuilding vessel “Leonidas Z” delivered during the period	(46,605,050)
Newbuilding vessel “Monica” delivered during the period	(36,412,230)
Newbuilding vessel “Stephania K” delivered during the period	(36,505,480)
Newbuilding vessel “Pepi Star” delivered during the period	(36,312,978)
Balance, December 31, 2024	56,924,663

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2023	257,173,053	(40,602,627)	216,570,426
- Depreciation for the year	-	(22,835,469)	(22,835,469)
- Vessel impairment	(18,442,104)	4,609,388	(13,832,716)
- Newbuilding vessels delivered during the year	84,902,861	-	84,902,861
- Vessel acquisitions and improvements	2,821,053	-	2,821,053
Balance, December 31, 2023	326,454,863	(58,828,708)	267,626,155
- Depreciation for the year	-	(26,367,517)	(26,367,517)
- Sale of vessel	(4,950,746)	931,410	(4,019,336)
- Newbuilding vessels delivered during the year	202,844,914	-	202,844,914
- Vessel acquisitions and improvements	3,302,682	-	3,302,682
Balance, December 31, 2024	527,651,713	(84,264,815)	443,386,898

For the year ended December 31, 2023, two vessels completed the installation of Water Ballast Treatment (“WBT”) systems for a total cost of $0.5 million. The Company also spent another $1.7 million retrofitting one vessel with a number of energy saving devices aiming to improve its efficiency and another $0.6 million installing smart monitoring systems and power limitation systems onboard the Company’s vessels. During the year ended December 31, 2024, one vessel completed the installation of WBT systems for a total cost of $0.3 million. The Company also spent another $2.4 million retrofitting three vessels with a number of energy saving devices aiming to improve their efficiency and another $0.6 million installing smart monitoring systems and power limitation systems onboard the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

Vessels acquired / delivered

During 2023, the Company took delivery of two newbuilding vessels (see Note 4). The total cost for the construction of these vessels amounts to $84,902,861 and is presented within "Vessels, net" in the consolidated balance sheet.

During 2024, the Company took delivery of five newbuilding vessels (see Note 4). The total cost for the construction of these vessels amounts to $202,844,914 and is presented within "Vessels, net" in the consolidated balance sheet.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

Sale of vessels

The Company considers the potential sale of its vessels, for scrap or further trading, depending on a vessel’s age, any additional capital expenditures required, the expected revenues from continuing to own the vessel and the overall market prospects.

On December 23, 2022, Bridge Shipping Ltd. signed a memorandum of agreement to sell M/V “Akinada Bridge”, a 71,366 DWT / 5,610 TEU 2001-built intermediate container carrier, for scrap, at a gross price of $14.2 million, following a strategy of disposing older vessels, combined with the analysis of the repair options of a damage identified in the fourth quarter of 2022 (refer also to Note 18). The vessel was delivered to her new owners on January 9, 2023. The gain on the sale of the vessel was $5.2 million and is presented in “Net gain on sale of vessel” line in the consolidated statement of operations for the year ended December 31, 2023.

On March 27, 2024, Gregos Shipping Ltd. signed a memorandum of agreement to sell M/V “EM Astoria”, a 35,600 DWT / 2,788 TEU 2004-built feeder container carrier, at a gross price of $10.0 million, following a strategy of disposing older vessels when more favorable sale opportunities arise. The vessel was delivered to her new owners on June 26, 2024. The gain on the sale of the vessel was $5.7 million and is presented in “Net gain on sale of vessel” line in the consolidated statement of operations for the year ended December 31, 2024.

Impairment analysis

In light of the prevailing conditions in the shipping industry, as of December 31, 2023 and 2024, the Company performed the undiscounted cash flow test for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. In September 2023, the Company determined that the carrying value of M/V “Jonathan P” was not recoverable as of September 30, 2023. Consequently, the Company recorded an impairment charge of $13.8 million based on the Company’s impairment test results, to reduce the carrying value of the vessel to its estimated market value as determined by the Company based on vessel valuation as of September 30, 2023.

As of December 31, 2024, thirteen of the Company’s vessels with a carrying value of $360.1 million were subject to first-priority mortgages as collateral under the Company’s loan agreements (Note 9). Title of ownership is held by the relevant lender for another vessel with a carrying value of $45.4 million to secure the relevant sale and lease back financing transaction (Note 9). Nine of the Company’s vessels, M/V “Diamantis P”, M/V “EM Hydra”, M/V “EM Kea”, M/V “EM Spetses”, M/V “Evridiki”, M/V “EM Corfu”, M/V “Aegean Express”, M/V “Jonathan P” and M/V “Joanna” are unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

6.	Accrued Expenses

The accrued expenses consisted of:

	December 31, 2023	December 31, 2024

Accrued payroll expenses	486,534	491,971
Accrued interest expense	648,165	786,554
Accrued general and administrative expenses	79,890	96,957
Accrued commissions	162,699	165,464
Other accrued expenses	488,327	2,941,336
Total	1,865,615	4,482,282

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

For the years ended December 31, 2022, 2023 and 2024, the amortization of fair value of the below market acquired time charters analyzed above was $10,827,595, $11,368,879 and $4,954,176, respectively, and is included under “Time charter revenue” in the consolidated statements of operations.

The unamortized balance of this intangible liability as of December 31, 2024 was $2,626,130 (net of accumulated amortization of $15,065,568) and will be amortized over a weighted average period of 0.53 years by July 2025.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

The MMA was renewed on January 1, 2018 for an additional five-year term until January 1, 2023. For the year ended December 31, 2022 the fixed vessel management fee amounted to Euro 720 per day per vessel in operation and Euro 360 per day per vessel in lay-up, as well as Euro 360 per day for the vessels under construction, which start paying the daily management fee after steel cutting. The MMA was further renewed on January 1, 2023 for an additional five-year term until January 1, 2028. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 per day per vessel in operation and Euro 387.5 per day per vessel in lay-up or under construction. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 (approximately $842, using the exchange rate as of December 31, 2024, which was $1.04 per euro) per day per vessel in operation and Euro 405 (approximately $421, using the exchange rate as of December 31, 2024, which was $1.04 per euro) per day per vessel in lay-up or under construction. From January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 840 (approximately $874, using the exchange rate as of December 31, 2024, which was $1.04 per euro) per day per vessel in operation and Euro 420 (approximately $437, using the exchange rate as of December 31, 2024, which was $1.04 per euro) per day per vessel in lay-up or under construction.

Vessel management fees paid to the Manager amounted to $4,920,063, $5,720,831 and $7,067,408 in 2022, 2023 and 2024, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. The amount of executive compensation was set at $2,000,000 for the year ended December 31, 2022 and was increased to $2,150,000 for the year ended December 31, 2023 and to $2,250,000 for the year ended December 31, 2024, to account for inflation. For the years ended December 31, 2022, 2023 and 2024, the Company paid an additional special bonus to the Manager’s employees and consultants of $420,000, $500,000 and $600,000, respectively, for a total amount of executive management fees of $2,420,000, $2,650,000 and $2,850,000, respectively. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations. The executive management fee will be adjusted annually for Eurozone inflation every January 1. For the year 2025 the amount for the executive compensation, before bonuses, was increased to $2,300,000 to account for inflation.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2023, the amount due to related company was $1,298,941. As of December 31, 2024, the amount due to related company was $1,662,306. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries in the beginning of each quarter to the Manager.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. There were no commissions to Eurochart for vessel sales in 2022, while for the year ended December 31, 2023 commission to Eurochart for the sale of M/V Akinada Bridge was $142,266, and for the year ended December 31, 2024 the commission to Eurochart for the sale of M/V “EM Astoria” was $100,000 and they were recorded in “Net gain on sale of vessel” in the consolidated statements of operations. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services.  In May and June 2022, the Company withheld the amount of $175,000 and $175,000, respectively, from the sellers of M/V “Emmanuel P” and M/V “Rena P”, on behalf of Eurochart, as a 1% commission in connection with the acquisition of the two vessels. Commissions to Eurochart for chartering services were $2,370,381, $2,350,919 and $2,587,722 in 2022, 2023 and 2024, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $118,614 and $235,228 in 2022, $108,208 and $236,416 in 2023 and $132,541 and $299,868 in 2024, respectively. These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consists of bank loans and lease financing transactions of the ship-owning companies and are as follows:

Borrower		December 31, 2023	December 31, 2024
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(a)	38,750,000	33,750,000
Jonathan John Shipping Ltd. / Corfu Navigation Ltd.	(b)	5,500,000	-
Jonathan Shipowners Ltd.	(c)	6,200,000	-
Marcos Shipping Ltd.	(d)	18,000,000	10,000,000
Rena Shipping Ltd. / Emmanuel Shipping Ltd.	(e)	14,250,000	10,250,000
Gregos Shipping Ltd.	(f)	23,900,000	21,100,000
Terataki Shipping Ltd.	(g)	24,400,000	21,200,000
Tender Soul Shipping Ltd.	(h)	-	25,542,415
Leonidas Shipping Ltd.	(i)	-	21,400,000
Monica Shipowners Ltd. / Stephania Shipping Ltd.	(j)	-	43,875,000
Pepi Shipping Ltd.	(k)	-	20,145,000
		131,000,000	207,262,415
Less: Current portion		(31,200,000)	(37,308,115)
Long-term portion		99,800,000	169,954,300
Deferred charges, current portion		360,459	377,583
Deferred charges, long-term portion		638,129	1,480,914
Long-term debt, current portion net of deferred charges		30,839,541	36,930,532
Long-term debt, long-term portion net of deferred charges		99,161,871	168,473,386

The future annual loan repayments are as follows:

To December 31:
2025	37,308,115
2026	15,108,115
2027	32,408,115
2028	8,658,115
2029	37,658,115
Thereafter	76,121,840
Total	207,262,415

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt - continued

(a)

On July 13, 2023, the Company signed and drew a new term loan facility with Piraeus Bank S.A. (“Piraeus”) of $40,000,000 in order to refinance the existing indebtedness of M/V “Synergy Antwerp”, M/V “Synergy Busan”, M/V “Synergy Keelung” and M/V “Synergy Oakland” with the same lender, amounting to $28,380,000 as of the date of refinancing and provide working capital to cover general corporate needs of the Company. The loan is payable in sixteen consecutive quarterly instalments in the amount of $1,250,000 each and a final balloon instalment of $20,000,000 to be paid together with the last instalment in July 2027. A margin of 0.9% above Secured Overnight Financing Rate (“SOFR”) is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 2.25% above SOFR. The loan is secured with the following: (i) first priority mortgages over M/V "Synergy Antwerp”, M/V "Synergy Busan”, M/V "Synergy Keelung” and M/V "Synergy Oakland”, (ii) first assignment of earnings and insurance and (iii) other covenants and guarantees similar to the remaining loans of the Company. The Company paid loan arrangement fees of $250,000 within 2023 for this loan. The security cover ratio covenant for the facility was set to 125%, the same with the then existing facility.

(b)

On September 6, 2021, the Company signed a term loan facility with Sinopac Capital International (HK) Limited (“Sinopac”) for an amount of up to $10,000,000, in order to refinance the existing indebtedness of M/V “Aegean Express” and M/V “EM Corfu”, amounting to $5,525,000 as of the date of refinancing, and for working capital purposes. The facility was available in two advances. Both advances of $3,500,000 and $6,500,000 were drawn on September 9, 2021 by Jonathan John Shipping Ltd. and Corfu Navigation Ltd. as the borrowers. The loan was payable in sixteen consecutive quarterly installments of $500,000 each, followed by a balloon payment of $2,000,000 to be paid together with the last installment in September 2025. The loan bore interest at SOFR plus a margin of 3.50%. On  March 7, 2024, Jonathan John Shipping Ltd. prepaid the outstanding balance of the first tranche amounting to $1,750,000 million. On December 5, Corfu Navigation Ltd. prepaid the outstanding balance of the second tranche amounting to $2,600,000, by using the Company’s own funds and M/V “Aegean Express” and M/V “EM Corfu” became unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt – continued

(c)

On October 22, 2021, the Company signed a term loan facility with HSBC, and on October 26, 2021, a loan of $15,000,000 was drawn by Jonathan Shipowners Ltd. in order to post-delivery finance part of the acquisition cost of M/V “Jonathan P” and to finance general corporate purposes of the Company. The loan was payable in twelve consecutive quarterly installments of $1,100,000 followed by a balloon payment of $1,800,000 payable together with the last installment in October 2024. The loan bore interest at SOFR plus a margin of 2.35%. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged. On  October 24, 2024, Jonathan Shipowners Ltd. repaid the full amount of outstanding indebtedness amounting to $2,900,000, by using the Company’s own funds and M/V “Jonathan P” became unencumbered.

(d)

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

(e)

On September 13, 2022, the Company signed a term loan facility with HSBC Bank Plc. (“HSBC”), and a loan of $19,250,000 was drawn by Rena Shipping Ltd. and Emmanuel Shipping Ltd., in order to finance general corporate purposes of the borrowers and the guarantor, being the Company. The loan is payable in ten consecutive quarterly installments of $1,000,000 each followed by a balloon payment of $9,250,000 payable together with the last installment in June 2025. The loan bears interest at SOFR plus a margin of 1.95%. The loan is secured with the following: (i) first priority mortgages over M/V “Emmanuel P” and M/V “Rena P”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company. The security cover ratio covenant for this facility stands at 130%. The Company paid loan arrangement fees of $115,500 within 2022 for this loan. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged.

(f)

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

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt – continued

(g)

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

(h)

On January 31, 2024, Tender Soul Shipping Ltd., entered into a sale and lease back transaction for the newbuild vessel, M/V “Tender Soul”, which was consummated upon its delivery on February 6, 2024, whereby it was sold to a third party and immediately leased back to the Company under a bareboat charter for seven years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction, $27.0 million, were used to finance the delivery installment of the relevant vessel. Due to the existence of a purchase obligation (at the end of the seventh year) and purchase options (at predetermined amounts from the second to the seventh year), the transaction is treated as a failed sale and is accounted for as a financing arrangement. The Company paid loan arrangement fees of $378,200 within 2024 for this financing. The interest rate margin is 2.295% above SOFR.

(i)

On  April 18, 2024, the Company signed a loan agreement with First – Citizens Bank & Trust Company and a loan of $22.0 million was drawn by Leonidas Shipping Ltd., in order to finance part of the construction cost of M/V “Leonidas Z” (Hull No. 4237). The loan is payable in twenty consecutive quarterly instalments in the amount of $300,000, with a $16,000,000 balloon payment to be made with the last installment, due in the second quarter of 2029. The interest rate margin is 2.10% over SOFR. Interest rate margin can be reduced to 1.90% if the vessel is employed under eligible charters. The Company paid loan arrangement fees of $220,000 within 2024 for this loan. The security cover ratio covenant for this facility stands at 130%. The loan is secured with (i) first priority mortgage over M/V "Leonidas Z", (ii) first assignment of earnings and insurance of M/V "Leonidas Z" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(j)

On May 3, 2024, the Company signed a loan agreement with National Bank of Fujairah PJSC for a loan up to the lesser of $45.0 million and 70% of the vessel’s market value for the financing of part of the construction cost of M/V “Monica” and M/V “Stephania K”. The two drawdowns of $22.5 million each took place on May 8, 2024 and June 26, 2024, respectively. The loan is payable in forty consecutive quarterly instalments in the amount of $562,500, with a $22,500,000 balloon payment to be made with the last installment due in the second quarter 2034 . The loan bears interest at SOFR plus a margin of 1.95% per annum. The Company paid loan arrangement fees of $637,500 within 2024 for this loan. The security cover ratio covenant for this facility stands at 120%. The loan is secured with (i) first priority mortgages over M/V “Monica” and M/V “Stephania K”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt – continued

(k)

On July 11, 2024, the Company signed a loan agreement with Piraeus Bank S.A. for a loan up to the lesser of $20.4 million and 60% of the vessel’s market value for the financing of part of the construction cost of M/V “Pepi Star”. The drawdown of $20.4 million took place on July 18, 2024. The loan is payable in twenty-eight consecutive quarterly instalments in the amount of $255,000, with a $13,260,000 balloon payment to be made with the last installment. A margin of 0.9% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 1.80% above SOFR. The Company paid loan arrangement fees of $163,000 within 2024 for this loan. The security cover ratio covenant for this facility stands at 125%. The loan is secured with (i) first priority mortgages over M/V “Pepi Star”, (ii) first assignment of earnings and insurance of the vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company.

In addition to the terms specific to each bank loan described above, all the above bank loans are secured with a pledge of all the issued shares of each borrower.

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $5,702,994 and $6,926,823 as of December 31, 2023 and 2024, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2024, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2022, 2023 and 2024 amounted to $4,729,759, $5,955,496 and $10,081,914 respectively, after interest capitalized to the vessels under construction. Capitalized interest for the years ended December 31, 2022, 2023 and 2024 amounted to $544,639, $3,410,933 and $4,183,514, respectively.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

For the taxable years 2022, 2023 and 2024 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

As of December 31, 2024, future gross minimum revenues under non-cancellable time charter agreements total $252.8 million. The amount of $163.6 million is due in the year ending December 31, 2025, $68.4 million due in the year ending December 31, 2026 and another $20.8 million due in the year ending December 31, 2027. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of  December 31, 2024, the Company had under construction four container carriers with an outstanding amount of $157.4 million. The amount of $55.0 million is due within 2025. Another $12.0 million is due within 2026. The remaining balance of $90.4 million is due within 2027. The Company intends to finance these commitments with debt financing, $52 million of which was drawn during January 2025 (see Note 20), and own cash.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

In May 2018, the Board of Directors approved the Company’s 2018 equity incentive plan (the “2018 Plan”). The 2018 Plan was administered by the Board of Directors which could make awards totaling in aggregate up to 75,000 shares, over 10 years after the 2018 Plan’s adoption date. In November 2021, the Company’s Board of Directors approved a new equity incentive plan (the "2021 Plan") to replace the Company’s 2018 Plan. The 2021 Plan is also administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Plan's adoption date. The persons eligible to receive awards under the Company’s equity incentive plans are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan and the 2021 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2018 Plan and the 2021 Plan during the three-year period ended December 31, 2024 are noted below.

a)

On November 5, 2020 an award of 45,900 non-vested restricted shares, was made to 16 key persons of which 50% vested on November 16, 2021 and the remaining 50% vested on November 16, 2022; awards to officers and directors amounted to 27,100 shares and the remaining 18,800 shares were awarded to employees of Eurobulk.

b)

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% vested on July 1, 2022 and 50% vested on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

c)

On November 3, 2022 an award of 60,000 non-vested restricted shares, was made to 31 key persons of which 50% vested on November 16, 2023 and 50% vested on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

d)

On November 10, 2023 an award of 60,500 non-vested restricted shares, was made to 32 key persons of which 50% vested on July 1, 2024 and 50% will vest on July 1, 2025; awards to officers and directors amounted to 31,000 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

e)

On November 12, 2024 an award of 60,100 non-vested restricted shares, was made to 32 key persons of which 50% will vest on November 14, 2025 and 50% will vest on November 13, 2026; awards to officers and directors amounted to 29,600 shares and the remaining 30,500 shares were awarded to employees of Eurobulk.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The compensation cost that has been charged against income for awards was $951,385, $1,083,414 and $1,519,933, for the years ended December 31, 2022, 2023 and 2024, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards. There were no forfeitures of non-vested shares during the years ended December 31, 2022 and 2023. For the year ended December 31, 2024 the Company forfeited the amount of 2,150 non-vested shares.

A summary of the status of the Company’s non-vested shares as of December 31, 2022, 2023 and 2024, and the movement during the years ended December 31, 2022, 2023 and 2024, are presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value

Non-vested on January 1, 2022	72,593	19.05
Granted	60,000	18.98
Vested	(48,350)	17.05
Non-vested on December 31, 2022	84,243	20.15

Non-vested on January 1, 2023	84,243	20.15
Granted	60,500	23.92
Vested	(53,750)	22.26
Non-vested on December 31, 2023	90,993	21.41

Non-vested on January 1, 2024	90,993	21.41
Granted	60,100	39.92
Forfeited	(2,150)	21.74
Vested	(59,550)	21.51
Non-vested on December 31, 2024	89,393	33.78

As of December 31, 2024, there was $2,670,977 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2021 Plan and is expected to be recognized over a weighted-average period of 0.958 years. The total fair value at grant-date of shares granted during the years ended December 31, 2022, 2023 and 2024 was $1,138,800, $1,447,160 and $2,399,192 respectively. The total fair value of shares vested based on the share price as of the date of vesting during the years ended December 31, 2022, 2023 and 2024 was $978,025, $1,282,185 and $2,392,624, respectively.

The unvested shares will accrue dividends as declared which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2023 and 2024 the unvested restricted shares accrued dividends of $105,250 and $121,030, respectively, presented as “Accrued dividends” in the consolidated balance sheets. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

13.	Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	2022	2023	2024
Income:
Net income	106,244,916	114,549,279	112,775,678
Weighted average common shares –outstanding, basic	7,181,561	6,931,280	6,938,204
Basic earnings per share	14.79	16.53	16.25

Effect of dilutive securities:
Dilutive effect of non-vested shares	8,546	4,780	23,062
Weighted average common shares –outstanding, diluted	7,190,107	6,936,060	6,961,266
Diluted earnings per share	14.78	16.52	16.20

For the years ended December 31, 2022, 2023 and 2024, the denominator of the diluted earnings per share calculation includes 8,546, 4,780 and 23,062 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

14.	Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December 31,
2022		2023	2024
Voyage expenses
Port charges and canal dues	523,943	665,090	1,064,879
Bunkers	1,952,911	619,285	910,690
Total	2,476,854	1,284,375	1,975,569

Vessel operating expenses
Crew wages and related costs	19,170,601	20,700,810	24,826,395
Insurance	4,364,430	4,788,264	5,323,900
Repairs and maintenance	1,563,886	1,607,116	1,812,873
Lubricants	3,426,772	3,916,827	3,762,845
Spares and consumable stores	7,443,502	8,625,958	8,432,764
Professional and legal fees	272,142	585,336	340,273
Other	1,425,858	1,779,844	2,186,870
Total	37,667,191	42,004,155	46,685,920

15.	Derivative Financial Instruments

Interest rate swaps

On October 12, 2021, the Company entered into one interest rate swap contract with Eurobank for a notional amount of $10.0 million, with inception date on November 1, 2021 and maturity date on November 1, 2025. Under the terms of the swap, Eurobank made quarterly payments to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 1.09% based on the relevant notional amount. The Company terminated this contract on June 26, 2023, before its maturity date, due to the significant increase in the interest rates, realizing a gain at the date of the termination of $846,000.

On June 16, 2022, the Company entered into one interest rate swap contract with Piraeus for a notional amount of $20.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under the terms of the swap, on a quarterly basis, Piraeus makes a payment, to the Company equal to the daily SOFR index while the Company pays a fixed rate of 3.41% based on the relevant notional amount.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

15.	Derivative Financial Instruments - continued

The interest rate swap contract did not qualify for hedge accounting as of December 31, 2023 and 2024.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2023	December 31, 2024
Interest rate swap contract	Current assets – Derivative	-	184,392
Interest rate swap contract	Long - term assets – Derivative	-	200,636
Total derivative assets		-	385,028
Interest rate swap contract	Current liabilities – Derivative	56,042	-
Interest rate swap contract	Long-term liabilities – Derivative	168,138	-
Total derivative liabilities		224,180	-

Derivatives not designated as hedging instruments	Location of gain / (loss) recognized	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
Interest rate swap contracts– Unrealized gain / (loss)	Gain on derivatives, net	4,223,839	(4,036,107)	609,209
Interest rate swap contracts- Realized gain	Gain on derivatives, net	131,818	4,214,235	392,545
Total net gain on interest rate swap contracts		4,355,657	178,128	1,001,754

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, net, other receivables and derivative. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses, derivative and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “Gain on derivatives, net” in the consolidated statements of operations. As of December 31, 2024, the Company had one open swap contract for a notional amount of $20.0 million and hence, the Company is exposed to increases in interest rates on the remaining amount of its interest-bearing debt.

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

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade accounts receivable, net, other receivables, trade account payable, accrued expenses and amount due to related company approximate their individual carrying amounts as of December 31, 2023 and 2024, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term debt, bearing interest at variable interest rates approximates its recorded value as of December 31, 2024, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the debt agreements and hence fair value of the long-term debt is considered Level 2 item in accordance with the fair value hierarchy due to their variable interest rate.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2024
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	$184,392	-	$184,392	-
Interest rate swap contract, long-term portion	$200,636	-	$200,636	-

	Fair Value Measurement as of December 31, 2023
	Total	(Level 1)	(Level 2)	(Level 3)
Liabilities
Interest rate swap contract, current portion	$56,042	-	$56,042	-
Interest rate swap contract, long-term portion	$168,138	-	$168,138	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

The fair value is based on the Company’s best estimate of the value of the respective vessel on a time charter free basis, and is supported by vessel valuation as of September 30, 2023, which was mainly based on recent sales and purchase transactions of similar vessels. The Company recognized a total impairment loss of $13.8 million, which was included in the consolidated statement of operations for the year ended December 31, 2023. The carrying value of M/V “Jonathan P”, following depreciation of $0.2 million for the fourth quarter of 2023, amounted to $6.9 million as of December 31, 2023.

The Company did not have any other assets or liabilities measured at fair value on a non-recurring basis during the years ended December 31, 2023 and 2024.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

In May 2022, the Company’s Board of Directors approved a share repurchase program for up to a total of $20 million of the Company's common stock. The original repurchase program approved in May 2022 had an initial duration of 12 months. It was extended in May 2023 for an additional 12-month period and in May 2024 for another 12-month period. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and  may be suspended or reinstated at any time at the Company's discretion and without notice.  During the year ended  December 31, 2022, the Company repurchased under its share repurchase program and cancelled 238,335 shares of common stock, in open market transactions, for an aggregate consideration of approximately $5.03 million. During the year ended December 31, 2023, the Company repurchased under its share repurchase program and cancelled 162,375 shares of common stock, in open market transactions, for an aggregate consideration of approximately $3.15 million. During the year ended December 31, 2024, the Company repurchased under its share repurchase program and cancelled 24,744 shares of common stock, in open market transactions, for an aggregate consideration of approximately $1.07 million.

In addition, during the years ended December 31, 2022, 2023 and 2024, the Company issued 60,000 common shares, 60,500 common shares and 60,100 common shares, respectively, to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

In May 2022, the Board of Directors reinstated the Company’s common stock dividend plan. In the year ended  December 31, 2022, the Company declared and paid a dividend of $0.50 per share of common stock in each of  May,  August and  November amounting to $10.87 million. In the year ended December 31, 2023 the Company declared a dividend of $0.50 per share of common stock in each of February, May, August and November that were respectively paid in March, June, September and December 2023, amounting to $14.02 million. In the year ended December 31, 2024 the Company declared a dividend of $0.60 per share of common stock in each of February, May, August and November that were respectively paid in March, June, September and December 2024, amounting to $16.86 million.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

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

All these amounts are included under “Other operating income” in the consolidated statement of operations for the years ended December 31, 2022 and 2023. No such case existed in 2024.

19.	Segment reporting

The Company reports financial information and evaluates its operations and operating results by total consolidated net income and not by the type of vessel, length of vessel employment, customer or type of charter. Although revenue can be identified for these types of charters or vessels, management cannot and does not identify expenses, profitability or other financial information for these various types of charters or vessels. As a result, the Company’s management, including its Chief Executive Officer, Mr. Aristides J. Pittas, who is the chief operating decision maker (“CODM”), does not use discrete financial information to evaluate the operating results for each such type of charter or vessel, but is instead regularly provided with only the consolidated expenses as noted on the face of the consolidated income statements and Note 14. The CODM assesses performance for the vessel operations segment and decides how to allocate resources based on consolidated net income. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating container carriers. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

20.	Subsequent Events

a)

On January 3, 2025, the Company announced its intent to spin-off the Company’s older three vessels, M/V “Aegean Express”, M/V “Diamantis P” and M/V “Joanna”, into a separate company, Euroholdings Ltd. (“Euroholdings”), which applied for listing on the NASDAQ Capital Market. The Company contributed the three vessel owning companies to Euroholdings on January 8, 2025 in exchange for 100% of the shares of Euroholdings, which it would then distribute to its shareholders upon the spin-off distribution. Shares of Euroholdings Ltd. were distributed on March 17, 2025 (the “Distribution Date”) to shareholders of record of the Company as of March 7, 2025 (the “Record Date”). The Company’s shareholders received one share of common stock of Euroholdings Ltd. for every two and a half shares of common stock of the Company they own as of the Record Date. Beginning on March 18, 2025, the common shares of Euroholdings Ltd. began trading on NASDAQ under the symbol “EHLD".

b)	On January 7, 2025, the Company took delivery of the newbuilding vessel “Dear Panel” (ex. H4251).

c)	On January 8, 2025, the Company took delivery of the newbuilding vessel “Symeon P” (ex. H4252).

d)

On January 10, 2025, the Company entered into a memorandum of agreement to sell the M/V “Diamantis P”, a 1998 built, 2,008 TEU container carrier to a third-party buyer for further trading for a gross price of $13.15 million, following approval by the Board of Directors on January 10, 2025. The vessel was delivered to her new owners on January 15, 2025. The gain recognized on the sale of the vessel is approximately $10.3 million.

e)

On January 28, 2025, the Company amended and restated the loan signed on April 18, 2024 of Leonidas Shipping Ltd. with First-Citizens Bank & Trust Company. Dear Panel Shipping Ltd. was added as an additional borrower to the existing loan and made available a second tranche of $26.0 million with the purpose to finance part of the construction cost of M/V “ Dear Panel” (Hull No. 4251). The drawdown of $26.0 million took place on January 29, 2025. The second tranche is payable in 20 quarterly instalments, the first 12 of $650,000 each and the next 8of $275,000 each. A balloon instalment of $16,000,000 will be paid together with the last installment. The interest rate margin for the second tranche is 1.80% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Dear Panel", (ii) first assignment of earnings and insurance of M/V "Dear Panel" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

f)

On December 16, 2024, the Company signed a loan agreement with Eurobank S.A. for a loan up to the lesser of $26.0 million and 65% of the vessel’s market value for the financing of the delivery instalment of M/V “Symeon P” (Hull No. 4252). The drawdown of $26.0 million took place on January 2, 2025. The loan is payable in twenty-eight consecutive quarterly instalments in the amount of $460,000, with a $13,120,000 balloon payment to be made with the last installment. The interest rate margin is 1.80% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Symeon P", (ii) first assignment of earnings and insurance of M/V "Symeon P" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

g)	In February 2025, the Company declared a dividend of $0.65 per share of common stock, which was paid on March 18, 2025, to holders of record on March 11, 2025.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2023 and 2024 and for the

years ended December 31, 2022, 2023 and 2024

(All amounts expressed in U.S. Dollars)

21.	Subsequent Events - continued

h)

Subsequent to December 31, 2024, the Company repurchased under its share repurchase program and cancelled 40,925 shares of common stock, in open market transactions, for an aggregate consideration of approximately $1.31 million.

i)

On May 14, 2025, the Company entered into an agreement to sell M/V “Marcos V”. The vessel will be delivered to its new buyers after the expiration of its current charter in October 2025. The Company is expecting to recognize a gain on the sale of the vessel.