Form 20-F
period 2025-12-31
EUROSEAS LTD.
filed 2026-04-29
CIK 1341170

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_________________

FORM 20-F

_________________

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

7,055,881 common shares, $0.03 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.

☐Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes ☒ No

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

☒Yes ☐ No

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

☒U.S. GAAP

☐International Financial Reporting Standards as issued by the International Accounting Standards Board.

☐Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow

☐Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

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

●

General political conditions or events, including “trade wars”, acts of terrorism and other hostilities, including piracy, the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden;

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

●

The impact of global epidemics or pandemics and resulting disruptions to the Company and the international shipping industry could negatively affect our business, results of operations or financial condition;

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

●

Disruptions in global financial markets relating to terrorist attacks or geopolitical risk and the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, and the Gulf of Aden and trade disruption in the Red Sea region;

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

Containership rates have experienced volatility in the past six years. In January 2020, freight rates rose initially, only to decrease significantly as a result of the COVID-19 pandemic, which resulted in disruptions to industrial production and supply chains and caused uncertainty in the short-term outlook for the sector. However, during the final quarter of 2020, containership rates increased across all segments, drawing a more positive picture for the future. That sentiment continued throughout 2021 and the first half of 2022, with containership rates reaching all-time highs and surpassing the last ten-year historical medians. After peaking in the summer of 2022, containership rates across all segments began to gradually soften, before dropping in the fourth quarter of 2022 and throughout 2023. Container shipping markets experienced substantial gains in 2024 and 2025, driven by rerouting away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These disruptions have resulted in inefficiencies and support for container rates, which may not continue once these are resolved. Commercial trade continues to experience disruptions due to ongoing geopolitical turbulence.

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

●

global and regional economic and political conditions, including trade wars, armed conflicts and terrorist activities, such as the ongoing conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities;

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

●

sanctions, embargoes, import and export restrictions, including those arising as a result of the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities:

●	changes in seaborne and other transportation patterns; and

●	weather and other natural phenomena.

Some of the factors that influence the supply of vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;

●	The number of shipyards and the ability of shipyards to deliver vessels

●	the scrapping or recycling rate of older vessels;

●	the price of steel and other materials;

●	port and canal congestion;

●	changes in environmental and other regulations that may limit the useful life of vessels; technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;

●	the price of fuel;

●	vessel casualties;

●	the number of vessels that are out of service; and

●	changes in global commodity production.

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

The market value of our vessels may increase or decrease depending on the following factors:

●	general economic and market conditions affecting the shipping industry;

●	supply of container vessels, including newbuildings;

●	demand for container vessels;

●	types and sizes of vessels in our fleet;

●	scrap values;

●	other modes of transportation;

●	cost of newbuildings;

●	The need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

●	new regulatory requirements from governments or self-regulated organizations;

●	competition from other shipping companies; and

●	prevailing level of charter rates.

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

Our secured loan agreements, which are secured by mortgages on our vessels, contain various financial covenants. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement, which, in turn, might restrict our cash and affect our liquidity. Among those covenants are requirements that relate to our net worth, operating performance and liquidity. For example, there is a maximum fleet leverage covenant that is based, in part, upon the market value of the vessels securing the loans, as well as requirements to maintain a minimum ratio of the market value of our vessels mortgaged thereunder to our aggregate outstanding balance under each respective loan agreement. If the assessed market value of our vessels declines below certain thresholds, we may violate these covenants and may be required to restore the breach of our credit agreements. For example, these violations could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet. Furthermore, we may enter into future loans, which may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

An over-supply of containership capacity may lead to a reduction in charter rates and profitability and may require us to raise additional capital in order to remain compliant with our loan covenants and affect our ability to pay dividends in the future.

The market supply of containerships was highly elevated at the beginning of last decade, with the number of containerships on order reaching historic highs. The orderbook gradually declined and by the end of 2020 neared its lowest level of the last twenty years, though it has been on the rise since. As reported by industry sources, the containership fleet increased by 4.5% in 2021, 4.0% in 2022, 8.3% in 2023, 10.1% in 2024 and 7.1% in 2025. As of April 15, 2026, containership volumes have increased by 5.9% in 2026. Specifically, as reported by industry sources, the capacity of the fully cellular worldwide container vessel fleet, as of April 15, 2026, was approximately 33.29 million teu with approximately another 12.18 million teu, or about 36.58% of the fleet capacity on order. Growth of the fleet is also affected by the scrapping rate. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. An over-supply of containership capacity may result in a reduction of charter rates. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

If a rate decline occurs upon the expiration or termination of our current charters, we may only be able to re-charter those vessels at reduced rates or we may not be able to charter these vessels at all. Many containership charters we renewed or concluded during 2016 and 2017 were at unprofitable rates and were entered into because they resulted in lower losses than would have resulted had we put the vessels in lay-up. Charter rates have improved since, but remained volatile and fluctuated during 2018, which continued into 2019. During 2020, the disruption in trade flows and markets caused by the COVID-19 pandemic caused further volatility in charter rates. By the end of the year, the market was amongst the best performing across all containership segments, with charter markets celebrating new highs. Charters renewed or entered into during 2021 and 2022 were at rates that were profitable, while charters renewed during 2023 were at lower, but still profitable levels for most of our vessels. Due to events in the Red Sea, Panama Canal and the implementation of certain environmental regulations, rates increased in late 2023 through 2025, reaching levels seen during the COVID-19 period. Despite the ceasefire in Gaza, the unwinding of rerouting effects of vessels through the Suez Canal has taken longer to be implemented, and the current war in Iran is likely to avert the passage of ships through the Strait of Hormuz; therefore, the container shipping market is likely to face equal challenges in 2026, as it remains unclear when such disruptions will be resolved. Depending on changes of demand for and supply of shipping capacity, container charter rates could decrease again. Any inability to enter into more profitable charters may require us to raise additional capital in order to remain compliant with our loan covenants and may also affect our ability to pay dividends in the future.

Adverse economic conditions, especially in the Asia Pacific region, the European Union or the United States, including as a result of tariffs imposed by the United States and other countries, and the Ukraine Russia conflict, could harm our business, results of operations and financial condition.

Because a significant number of the port calls made by our vessels involves the loading or discharging of containerships in ports in the Asia Pacific region, economic turmoil in that region may exacerbate the effect of any economic slowdown on us. China has been one of the world’s fastest growing economies and a major manufacturing hub for the production and export of finished goods which are predominantly shipped in containerships. However, even prior to the COVID-19 pandemic, China’s high rate of real GDP growth had already reached a plateau, followed by a tremendous decline to 3.8 percentage points in 2020 as a result of the COVID-19 pandemic. With a global economic recovery under way in 2021, China’s GDP increased by 6.1 percent, to stand at 8.4 percentage points. The rapid spread of COVID infections in China, along with its troubled property market, dampened growth significantly in 2022, which expanded by a mere 3.0 percent. Nevertheless, Chinese economy grew further in 2023 by 2.4 percentage points to stand at 5.4 percent, despite an underwhelming boost following the lifting of pandemic sanctions and persistent property sector woes. Although below expectations, China grew a further 5.0 percent in 2024, aided by a fiscal package announced in late 2024 that offset the negative effect on investment from heightened trade policy uncertainty and its property market drag. Growth was stagnant in 2025 as higher U.S. and EU tariffs on Chinese electric vehicles, batteries and other strategic exports weighed on external demand, while ongoing weakness in household consumption, subdued business investment and continued stress in the real estate sector further dampened overall economic momentum. Projections now show a Chinese growth of 4.4 percentage points in 2026 and further growth of 4.0 percentage points in 2027. In addition, geopolitical and financial challenges continue to impact economic activity.

In 2025, the U.S. government has taken certain actions which may impact U.S. and international trade policies, including the imposition of tariffs affecting certain Chinese industries. There is significant uncertainty regarding the future relationship between the United States and China, as well as other exporting countries, such as Canada, Mexico, and the European Union, among others, particularly with respect to trade policies, treaties, government regulations, and tariffs. For example, U.S.-China trade tensions, including the introduction by the U.S. government of new tariffs affecting certain goods imported by China, have prompted retaliatory trade measures from China. Although some tariffs have since been reduced, additional tariffs or trade restrictions could be imposed in the future. Additionally, new tariffs imposed by the U.S. on imports from Canada, Mexico and other countries, covering goods such as steel, aluminum, automobiles and auto parts, have led to retaliatory actions by those countries. While some of these tariffs have been scaled back, they continue to create uncertainty regarding future trade relationships.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures taken by impacted foreign countries could have a material adverse effect on our operations and financial results.

Significant tariffs or other restrictions imposed on imports by the U.S. and related countermeasures are taken by impacted foreign countries, may adversely affect our business, including operating results, cash flows, and financial condition. In April 2025, tariffs were announced on many U.S. trading partners, including 34% tax on imports from China, 20% on products from the E.U., and a baseline 10% tax on imports from many countries. These tariffs were struck down in February 2026 by a Supreme Court ruling and new global tariffs of up to 15% for up to 150 days were imposed. Although these new tariffs may be temporary and may be subject to legal challenge, there is uncertainty as to whether and when the U.S. may impose new, reinstated or adjusted tariffs on goods imported from China or other countries. Tariffs and international trade arrangements will continue to change, potentially without warning and to an extent or duration that is difficult to predict. The full impact of recent and future governmental actions on macroeconomic conditions and on our business is uncertain, difficult to predict and depends on a number of factors, including the extent and duration of tariffs, any reversal or temporary suspension of announced tariffs, the availability of exemptions, changes in the amount and scope of tariffs, the imposition of new tariffs and other measures that target countries may take in response to U.S. trade policies, the result of legal and other challenges on the tariffs, and possible resulting general inflationary pressures in the global economy, as well as the availability and cost of alternative sources of supply for merchandise. Such tariffs and countermeasures could increase the cost of raw materials that we transport, disrupt global supply chains, and create additional operational challenges. If further tariffs are imposed on a broader range of imports, or if retaliatory trade measures are enacted by affected countries, these factors could reduce demand for containership trade, result in the loss of customers, and harm our competitive position in key markets. Additionally, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

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

The decline in global trade after the financial crisis of 2008 and the subsequent economic slowdown resulted in a significant decline in demand for the seaborne transportation of products in containers, including for exports from China to Europe and the United States.  The COVID-19 pandemic significantly disrupted the containership market, causing prolonged uncertainty in the markets throughout most of 2020. By year end, however, rates had rebounded sharply, reaching their highest levels in a decade. Market conditions remained exceptionally strong through 2021 and the first half of 2022, with rates materially exceeding both the 20-year average and median levels. This performance was driven primarily by global logistical bottlenecks and resilient trade demand for containership products. From the third quarter of 2022 onward, containership rates began to gradually moderate amid slowing global economic activity, softening consumer demand linked to inflationary pressures, and the progressive normalization of supply chains. In 2024, containership rates remained elevated, supported in part by ongoing security disruptions in the Red Sea and the Gulf of Aden. Although a ceasefire was declared in Gaza, tensions persisted throughout 2025. Time charter rates remained firm during the year, underpinned by a significant portion of the global fleet being fixed on forward employment. However, any meaningful easing of geopolitical disruptions could reduce freight rates and tonne-mile demand, potentially placing downward pressure on charter rates.

At the same time, the substantial orderbook is expected to increase the world containership fleet over the next few years. While deliveries scheduled for 2026 are projected to be the lowest in recent years, a potential return of liners to the Red Sea could increase effective vessel supply, exert pressure on rates and prompt adjustments within the liner sector. Thereafter, new vessel deliveries are expected to accelerate. All these challenges may reduce demand for containership charters and may increase the likelihood of our customers being unable or unwilling to pay us contracted charter rates. The combination of the current surplus of containership capacity and the expected increase in the size of the world containership fleet over the next several years may make it difficult to secure substitute employment for our containerships if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates.

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

All of our vessels are employed on time charter contracts. As of April 15, 2026, five of our vessels are under time charters scheduled to expire during 2026, six are scheduled to expire in 2027, five in 2028 and five in 2029. Four out of the six vessels under construction have secured time charters scheduled to expire in 2031 and 2032. As of April 15, 2026, the containership charter rates for vessels like ours are above historical averages. When the current charters of our vessels are due for renewal, we may be unable to re-charter these vessels at similar or better rates or we might not be able to charter them at all. Although we do not receive any revenues from our vessels while not employed, we are required to pay expenses necessary to maintain the vessels in proper operating condition, insure them and service any indebtedness secured by such vessels. If we cannot re-charter our vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow will be adversely affected. Despite the fact that all of our vessels are employed, we may be forced to lay up vessels if rates drop to levels below daily running expenses or if we are unable to find employment for the vessels for prolonged periods of time.

We will not be able to take advantage of potentially favorable opportunities in the current market with respect to vessels employed on time charters.

As of April 15, 2026, all of our vessels are employed under time charters with remaining terms ranging from 2 months to 38 months based on the minimum duration of the charter contracts, with options to extend for an additional 12 months. The percentage of our fleet that is under time charter contracts represents approximately 86% of our vessel capacity for the remainder of 2026, 65% of our capacity for 2027, 44% of our capacity for 2028, and 22% of our capacity for 2029, 16% of our capacity for 2030, 13% of our capacity for 2031 and 4% of our capacity for 2032. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for chartering during periods of increasing charter rates. If we cannot re-charter these vessels on time charters or trade them profitably on the spot market, our results of operations and operating cash flow may suffer. We may not be able to secure charter rates in the future that will enable us to operate our vessels profitably.

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

Economic growth is expected to remain stable but could slow due to supply-chain disruptions, additional tariffs and geopolitical conditions. In particular, an adverse change in economic conditions affecting China, Japan, India or Southeast Asia generally could have a negative effect on the container shipping market. It is also possible that new tariffs (or other laws and regulations) will be adopted, and trade agreements will be renegotiated with China also causing adverse effects on the industry. For example, ongoing trade tensions and uncertainty regarding future trade policies could negatively impact global economic conditions and consumer confidence, further affecting our business performance.

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

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VGP within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. In October, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the United States Coast Guard (“USCG”) must now develop corresponding regulations regarding ballast water within two years of that date. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs. Until the USCG issues its corresponding implementing regulations, interim requirements established through the EPA 2013 Vessel General Permit (VGP) and the USCG ballast water regulations, and any applicable state and local government requirements, continue to apply.

Marine Environment Protection Committee (“MEPC”) 80 continued discussions of amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2030 compared to 2008, shipping companies are required to include: (i) a technical requirement to operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The Energy Efficiency Existing Ship Index (“EEXI”) is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

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

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However, fuel costs are taken into account by the charterer in determining the amount of time charter hire and, therefore, fuel costs also indirectly affect time charter rates. Fuel prices are highly based on, and are highly correlated to, the price of oil. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, such as the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities, which remain ongoing as of the date of this annual report, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns..

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

Crew costs are a significant expense for us under our charters. There is a limited supply of well-qualified crew. We generally bear crewing costs under our charters. An increase in the world vessel operating fleet will likely result in higher demand for crews which, in turn, might drive crew costs further up. Moreover, the return of a number of Ukrainian seafarers to their homes as a result of the ongoing war in Ukraine has reduced the number of seafarers globally and thereby increased the pressure on crew wages. Any increase in crew costs may adversely affect our profitability especially if such increase is combined with lower containership rates.

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

We operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the continued global trade war between the U.S. and China, current political instability in the Middle East, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks in the United States on September 11, 2001 and similar attacks that followed, the continuing response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflicts between Russia and Ukraine, Israel and Hamas, the war between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the seizures and attacks on vessels travelling through the Red Sea region, the Gulf of Aden, the Persian Gulf and the Arabian Sea by the Houthi and Iraq, Iran, Afghanistan, Libya, Egypt, Syria and Palestine, amongst others, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The trade and financial sanctions imposed on Russia due to its invasion in Ukraine, have caused turbulence in the global markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks on vessels may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers, including most recently, disruptions in the Red Sea in connection with the conflict between Israel and Hamas. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Additionally, any escalations between the North Atlantic Treaty Organization countries and Russia could result in retaliation from Russia that could potentially affect the shipping industry. In addition, ongoing global trade tensions, particularly between the U.S. and major trading partners, continue to pose risks to international commerce and supply chains. The U.S. has maintained elevated tariff rates on a wide range of imported goods, including significantly higher duties on Chinese imports, while applying baseline tariffs on most other trading partners as part of its broader trade strategy. On April 1 2025, the U.S. Administration announced reciprocal tariffs taking effect on April 5, 2025. A 90-day pause was initiated which was extended until August 1, 2025, to allow for negotiations between trading partners. These tariffs have prompted a variety of responses from trading partners and have been subject to renegotiation or reinstatement depending on negotiations and compliance outcomes. The U.S. has reached bilateral agreements with some countries that reduce specific tariffs and establish new market access terms, but other nations still face elevated duties or ongoing negotiations. Although on February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the president to impose tariffs unilaterally, President Trump announced he would impose a new global 15% tariff pursuant to Section 122 of the Trade Act of 1974, and may continue to invoke other legal authorities, such as Section 301 of the Trade Act of 1974, to impose further tariffs. Retaliation or further adjustment by affected countries could continue to impede trade laws and have a material adverse impact on our financial condition, costs and operating cash flows.

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

We rely on information technology networks and systems to process, transmit and store electronic and financial information; to capture knowledge of our business; to coordinate our business across our operation bases; and to communicate internally and with customers, suppliers, partners and other third-parties. These information technology systems, some of which are managed by our Manager or by third parties, may be susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, cyberattacks, telecommunication failures, user errors or catastrophic events. Our information technology systems are becoming increasingly integrated, so damage, disruption or shutdown to the system could result in a more widespread impact. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data, or for ransomware. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. If our information technology systems suffer severe damage, disruption or shutdown, and our business continuity plans do not effectively resolve the issues in a timely manner, our operations could be disrupted and our business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information and data loss and corruption. There is no assurance that we will not experience these service interruptions or cyber-attacks in the future. Further, as the methods of cyber-attacks continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyber-attacks. While we have not integrated the use of artificial intelligence in our business currently, we could integrate it in the future, and, at this time, cannot fully determine the impact of such evolving technology to our industry or business.

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

Further, in July 2023, the SEC adopted amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The amendments, require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, among other disclosures (please refer to Part II, Item 16K “Cybersecurity”). Our Manager detected a cybersecurity incident in 2024 that was resolved in an efficient manner. Due to the swift and methodical actions taken by our Manager’s IT systems team, external security consultants and other relevant stakeholders, the Company determined that there were no material adverse effects on the Company's business, strategies or financial condition. A failure to disclose could result in the imposition of injunctions, fines and other penalties by the SEC. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any cybersecurity incident. During the year ended December 31, 2025 we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition.

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

From time to time, we enter into interest rate swaps generally for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our credit facilities which were advanced at floating rates based on Secured Overnight Financing Rate (“SOFR”). Interest rates and currency hedging may result in us paying higher than market rates. As of December 31, 2025, we held no interest rate swaps. There is no assurance that any derivative contract that we enter into in the future will provide adequate protection against adverse changes in interest rates or that our bank counterparties will be able to perform their obligations. In addition, as a result of the implementation of new regulation of the swaps markets in the United States, the European Union and elsewhere over the next few years, the cost of interest rate swaps may increase or suitable hedges may not be available. While we monitor the credit risks associated with our bank counterparties, there can be no assurance that these counterparties would be able to meet their commitments under any future derivative contract. Our bank counterparties may include financial institutions that are based in European Union countries that have faced and might face again financial stress. The potential for our bank counterparties to default on their obligations under our derivative contracts may be highest when we are most exposed to the fluctuations in interest and currency rates such contracts are designed to hedge, and several or all of our bank counterparties may simultaneously be unable to perform their obligations due to the same events or occurrences in global financial markets.

To the extent future derivative contracts may not, qualify for treatment as hedges for accounting purposes we would recognize fluctuations in the fair value of such contracts in our statement of operations. In addition, to the extent any future derivative contracts qualify for treatment as hedges for accounting purposes, the effective portion of changes in the fair value of our derivative contracts would be recognized in “Accumulated Other Comprehensive Income/(Loss)” affecting our accumulated deficit, and may affect compliance with the net worth covenant requirements in our credit facilities. Changes in the fair value of our derivative contracts that do not qualify for treatment as hedges for accounting and financial reporting purposes would affect, among other things, our net income and our earnings per share.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be involved in various litigation matters from time to time. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition and operating cash flows.

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

Ship values are correlated with charter rates. During periods in which charter rates are high, ship values are generally high as well, and it may be difficult to consummate ship acquisitions or enter into shipbuilding contracts at favorable prices. During periods in which charter rates are low and employment is scarce, ship values are low and any vessel acquired without an attached time charter will automatically incur expenses to operate, insure, maintain and finance the ship, thereby significantly increasing our operating and finance costs. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts. Other risks associated with vessel acquisitions that may harm our business, financial condition and operating results include the risks that we may:

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

As of April 15, 2026, Containers Shareholders Trinity Ltd., or “CST”, Friends Investment Company Inc., or “Friends”, Eurobulk Marine Holdings Inc., or “EMH”, and Family United Navigation Co., or “Family United”, our largest shareholders and affiliates of the company, partly owned by our Chairman and CEO, Vice Chairman and people affiliated or working with Eurobulk amongst others, own approximately 58.6% of the outstanding shares of our common stock and unvested incentive award shares, representing 58.6% of total voting power. As a result of this share ownership and for as long as CST, Friends, EMH, Family United and our Chairman and CEO, own a significant percentage of our outstanding common stock, CST, Friends, EMH and Family United, will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our amended and restated articles of incorporation or bylaws, as amended, and possible mergers, corporate control contests and other significant corporate transactions. The interests of CST, Friends, EMH and Family United and of our Chairman and CEO may be different from your interests.

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain Nasdaq corporate governance standards. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Our Company's corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. For a list of the practices followed by us in lieu of Nasdaq's corporate governance rules, we refer you to the section of this annual report entitled "Board Practices—Corporate Governance" under Item 6.C.

We and our principal officers have affiliations with the Manager that could create conflicts of interest detrimental to us.

Our principal officers are also principals, officers and employees of the Manager, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and the Manager. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by the Manager. Circumstances in any of these instances may make one decision advantageous to us but detrimental to the Manager and vice versa. Eurobulk currently manages vessels for Euroseas, and three containership vessels that are not owned by Euroseas, potentially causing conflicts such as those described above. Further, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have non-controlling, little or even no power or participation, and Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us and our shareholders.

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

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer and Secretary are not employed directly by us, but rather their services are provided pursuant to our Master Management Agreement with Eurobulk. All our corporate officers hold similar positions with EuroDry Ltd. (“EuroDry”) and, except for our CFO, with Euroholdings Ltd. (“Euroholdings”), two publicly listed companies spun-off from Euroseas in May 2018 and March 2025, respectively, and our CEO is also President of Eurobulk and involved in the management of other affiliates and is a member of the board of other companies. Therefore, our officers may spend a material portion of their time providing services to other companies. They may also spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you and satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make dividend payments to us will depend on them having profits available for distribution. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends. Also, our subsidiaries are limited by Marshall Islands law, which generally prohibits the payment of dividends other than from surplus and while a company is insolvent or would be rendered insolvent by the payment of such a dividend.

We may not be able to pay dividends.

Our Board of Directors decided to suspend the quarterly dividend in the fourth quarter of 2013 in order to focus every resource available in exploiting investment opportunities in the market. Our last dividend of $0.15 per share was declared in August 2013 and was paid in September 2013. This was the thirty-second consecutive quarterly dividend declared and paid. In May 2022, our Board of Directors reinstated our common stock dividend plan, declaring a quarterly dividend of $0.50 per share for the first quarter of 2022, paid on June 16, 2022. Subsequent quarterly dividends of $0.50 per share were declared for the second, third and fourth quarters of 2022, as well as for the first, second and third quarters of 2023, paid on September 16, 2022, December 16, 2022, March 16, 2023, June 16, 2023, September 16, 2023 and December 16, 2023, respectively. On February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023 and subsequently, for the first, second and third quarters of 2024. These dividends were paid on March 15, 2024, June 19, 2024, September 17, 2024 and December 17, 2024 respectively. On February 27, 2025, a quarterly dividend of $0.65 per share was declared for the fourth quarter of 2024, and subsequently for the first quarter of 2025, which were paid on March 18, 2025 and July 16, 2025, respectively. Subsequent quarterly dividends of $0.70 per share were declared for the second and third quarters of 2025. These dividends were paid on September 16, 2025 and December 16, 2025, respectively. On February 25, 2026, our Board of Directors increased the quarterly dividend to $0.75 per share for the fourth quarter of 2025, which was paid on March 17, 2026.

The declaration and payment of any dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

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

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

●	incur additional indebtedness;

●	create liens on our assets;

●	sell capital stock of our subsidiaries;

●	make investments;

●	engage in mergers or acquisitions;

●	pay dividends;

●	make capital expenditures;
●	compete effectively;

●	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

●	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders' interests may be different from our interests, and we may not be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest and from executing our business strategy of growth.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to partly finance the acquisition of our newbuild vessels on order or additional vessels we may decide to acquire in the future. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of December 31, 2025, we had total debt of approximately $218.62 million. Our debt repayment schedule as of December 31, 2025 required us to repay $19.55 million of debt during 2026, $36.84 million of debt during 2027, $11.97 million of debt during 2028, $40.60 million of debt during 2029 and $109.66 million in 2030 and thereafter. As of April 15, 2026, we repaid $7.46 million of our total debt, decreasing our outstanding debt to $211.16 million. If we are unable to service our debt, it could have a material adverse effect on our financial condition, results of operations and cash flows.

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

We are exposed to volatility in SOFR, and have from time to time entered into and may selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income. Volatility in SOFR could affect our profitability, earnings and cash flow.

Our indebtedness accrues interest based on SOFR, which is volatile. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we have used following the transition away from LIBOR. As of December 31, 2025, our obligations under our credit facilities which accrue interest based on SOFR amounted to approximately $218.62 million.

In order to manage our exposure to interest rate fluctuations under SOFR, we have, from time to time, used and may in the future use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. As of December 31, 2025, we had no open interest rate swaps.

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

We expect to acquire additional vessels in the future either from the secondhand markets or by placing newbuilding orders. The delivery of any vessels we have already ordered or we might decide to acquire, whether newbuildings or secondhand vessels, could be delayed or certain events may arise which could result in us not taking delivery of a vessel, such as a total loss of a vessel, a constructive loss of a vessel, substantial damage to a vessel prior to delivery or construction not in accordance with agreed upon specification or with substantial defects. A delay in the delivery of any of these vessels to us or the failure of the contract counterparty to deliver a vessel at all could cause us to breach our obligations under a related time charter and could adversely affect our earnings, our financial condition and the amount of dividends, if any, that we pay in the future.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of April 15, 2026, the vessels in our fleet had an average age of approximately 12.08 years. As our vessels age, they may become less fuel efficient and more costly to maintain and will not be as advanced as more recently constructed vessels due to improvements in design and engine technology. Rates for cargo insurance, paid by charterers, also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

Unless we set aside reserves for vessel replacement, at the end of a vessel's useful life, our revenue will decline, which would adversely affect our cash flows and income.

As of April 15, 2026, the vessels in our fleet had an average age of approximately 12.08 years. Unless we maintain cash reserves for vessel replacement, we may be unable to replace the vessels in our fleet upon the expiration of their useful lives. We estimate the useful life of our vessels to be 25 years from the completion of their construction. Our cash flows and income are dependent on the revenues we earn by chartering our vessels to customers. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, financial condition and results of operations may be materially adversely affected. Any reserves set aside for vessel replacement would not be available for other cash needs or dividends.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. The frequency of sea piracy worldwide has generally decreased since 2013. Sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels, containers and tankers particularly vulnerable to such attacks. Acts of piracy could result in harm or danger to the crews that man our vessels.

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

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2025, and intend to maintain such compliance, there can be no assurance that we will be in compliance with all applicable sanctions and embargo laws and regulations in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. For example, certain investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if, for example, we enter into charters with individuals or entities who, pursuant to contracts with third parties, provide services to or engage in operations associated with countries or territories subject to U.S. sanctions or embargoes. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.

As a result of sanctions arising from the Russian invasion of Ukraine, the ability to make payments to accounts at certain Russian banks may be limited, which could affect our ability to pay the wages of any crew members or consultants who hold such accounts.

As a result of sanctions arising from the Russian invasion of Ukraine, our ability to make payments to accounts at certain Russian banks may be limited. Currently our vessels have only a small number of Ukrainian crew members. Although wage payments have not been affected by this issue as of April 15, 2026, continuing or additional sanctions may affect our ability to pay the wages of any crew members or consultants who hold such accounts, which could adversely impact our operations.

Our operations inside and outside of the United States expose us to global risks, such as political instability, terrorist or other attacks, piracy, war, international hostilities, global public health concerns and economic sanctions restrictions, which may affect the seaborne transportation industry, and adversely affect our business.

We are an international company and primarily conduct our operations outside of the United States, and our business, results of operations, cash flows and financial condition may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in industry sectors of the economy that are likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and a number of countries, such as China, the current political instability in Venezuela, the Middle East and the South China Sea region and other geographic countries and areas, war (or threatened war), such as those between Russia and Ukraine and conflicts in the Middle East, or international hostilities, such as increasing tensions between the United States and China, North Korea, Iran and Cuba. The continuing threat of terrorist attacks around the world, as well as the frequent incidents of terrorism in the Middle East, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Further continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine and in other geographic areas and countries may lead to additional acts of terrorism and armed conflicts around the world, which may disrupt international shipping and contribute to further instability in the global financial markets.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, the Black Sea in connection with the ongoing Ukraine War and in the Red Sea in connection with the Middle East conflicts. The recent escalation by the U.S. towards Iran and counter-response could lead to many unforeseen consequences. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea as well as the Gulf of Aden and east coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned Ukraine War, which may adversely impact our business given Russia’s role as a major global exporter of crude oil and natural gas. To date, the EU has implemented 19 rounds of sanctions against Russia since the start of the Ukraine War. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia. While in general much uncertainty remains regarding the global impact of the continuation of the conflict in Ukraine, and any potential resolution thereof, it is possible that such tensions could adversely affect the Company’s business, financial condition, operations results, and cash flows.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States (including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among other sectors. Designations under these sanctions programs are continuing, including in October 2025 against Lukoil, Rosneft, and certain of their subsidiaries. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations.

Furthermore, the United States, in conjunction with the G7, have implemented a Russian petroleum “price cap policy” which prohibits a variety of specified services related to the maritime transport of Russian Federation origin crude oil and petroleum products, including trading/commodities brokering, financing, shipping, insurance (including reinsurance and protection and indemnity), flagging, and customs brokering. An exception exists to permit such services when the price of seaborne Russian oil does not exceed the relevant price caps; but implementation of this price cap exception relies on a recordkeeping and attestation process that requires each party in the supply chain of seaborne Russian oil to demonstrate or confirm that oil has been purchased at or below the price cap which is currently $44.10/barrel. Effective as of February 27, 2025, the United States has also prohibited the provision of petroleum services by U.S. persons to persons located in Russia. An exception exists for the provision of petroleum services in certain specified circumstances, including for the provision of services for products purchased at or below the aforementioned price caps. Violations of the petroleum services prohibition or the price cap policy, including the risk that information, documentation, or attestations provided by parties in the supply chain are later determined to be false, may pose additional risks adversely affecting our business. While much uncertainty remains, the potential that the EU, in conjunction with the G7, might replace the price cap policy in favor of a full maritime services ban for Russian crude oil exports and/or other petroleum products may also pose further risks that could adversely affect our business.

Our business could also be adversely impacted by trade tariffs, trade embargoes, economic sanctions, or other changes in international trade policies that limit trading activities between the United States and other countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures.

Governments may also turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. There is significant uncertainty about the future relationship between the United States, China, and other exporting countries, such as Canada, Mexico and within the EU, including with respect to trade policies, treaties, government regulations, and tariffs. Indeed, although on February 20, 2026, the U.S. Supreme Court ruled that the International Emergency Economic Powers Act, or IEEPA, does not authorize the president to impose tariffs unilaterally, President Trump announced he would impose a new global 15% tariff pursuant to Section 122 of the Trade Act of 1974, and may continue to invoke other legal authorities, such as Section 301 of the Trade Act of 1974, to impose further tariffs. It is unknown whether and to what extent new and supplemental tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes further retaliatory trade actions due to the U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations. Additionally, the outlook for rest of the world remains uncertain and is dependent on inflation and destabilizing geopolitical events, including the major armed conflicts. Further, expanding international trade tensions could increase the likelihood of rising inflation and supply chain disruptions.

Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to renew and increase the number of their charters with us. This could have a material adverse effect on our business, results of operations or financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs. In April 2025, the Office of the United States Trade Representative enacted vessel service fees under Section 301 of the Trade Act of 1974 which were imposed as scheduled beginning on October 14, 2025, but were suspended for one year as of November 10, 2025 as a result of broader trade negotiations between the U.S. and China, after China’s Ministry of Transport had announced retaliatory port fees applicable to certain vessels calling at Chinese ports that were built or flagged in the United States or owned or operated by certain U.S.-linked persons. China’s retaliatory service fees on U.S. vessels were also suspended for a period of one year on the same date. It is unknown whether and to what extent these port fees will be reimposed following the one-year suspension, or the effect that they might have on us or our industry generally.

In addition, public health threats, such as highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, could lead to a significant decrease of demand for seaborne transportation. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and we conduct operations in countries around the world. The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts.

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

We generate all our revenues in U.S. dollars, but we incur approximately 23% of our vessel operating expenses and drydocking expenses, all of our vessel management fees, and approximately 5% in 2025 of our general and administrative expenses in currencies other than the U.S. dollar. This could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We have historically derived a significant part of our revenues from a small number of charterers. During 2025, 2024, and 2023, approximately 87%, 76%, and 82%, respectively, of our revenues were derived from our top five charterers. The ability of each of our counterparties to perform their obligations under a charter with us depends on a number of factors that are beyond our control and may include, among other things, general economic conditions, the conditions of the shipping industry, prevailing prices for the commodities and products which we transport and the overall financial condition of the counterparty. If one or more of our charterers chooses not to charter our vessels or is unable to perform under one or more charters with us and we are not able to find a replacement charter, we could suffer a loss of revenues that could adversely affect our financial condition and results of operations.

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

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. The Marshall Islands economic substance regulations require certain entities that carry out particular activities to comply with a three-part economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

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

We intend to take the position that we qualified for this statutory tax exemption for United States federal income tax return reporting purposes for our 2025 taxable year and we intend to so qualify for future taxable years. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for any future taxable year and thereby become subject to United States federal income tax on our U.S.-source shipping income. For example, in certain circumstances we may no longer qualify for exemption under Section 883 for a particular taxable year if shareholders, other than “qualified shareholders”, with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status. In addition, we may fail to qualify if our common stock comes to represent 50% or less of the value or outstanding voting power of our stock.

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

As of April 15, 2026, we intend to continue our fleet renewal strategy having entered into contracts for the acquisition of six vessels to be constructed, scheduled to be delivered in the third and fourth quarter of 2027, and the first, second and third quarter of 2028. We may contract additional newbuild vessels or make selective acquisitions of additional second-hand vessels. Our future growth will primarily depend on our ability to identify, locate and acquire suitable vessels, including newbuilding slots at shipyards at attractive prices, enlarge our customer base, operate and supervise any newbuilds we may order and obtain required debt or equity financing on acceptable terms.

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

The market price of our common stock has recently been volatile and may continue to be volatile in the future. For example, the reported closing sale price of our common stock on the Nasdaq Capital Market was $27.20 per share on April 4, 2025 and $65.06 per share on September 22, 2025. In addition, on September 25, 2025, the intra-day sale price of our common stock reported on the Nasdaq Capital Market fluctuated between a low of $60.12 per share and a high of $62.65 per share without any discernable announcements or developments by the Company or third parties to substantiate the movement of our stock price. On April 14, 2026, the reported closing sale price of our common stock was $69.92 per share.

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

The international container shipping industry has been highly unpredictable. In addition, the stock markets in general, and the markets for container shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. In addition, geopolitical tensions have caused broad stock market and industry fluctuations. These broad market fluctuations may adversely affect the trading price of our common stock.  As a result of this volatility, our shares may trade at prices lower than you originally paid for such shares and you may incur substantial losses on your investment in our common stock.

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

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws, as amended, and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA and we cannot predict whether Marshall Islands courts would reach the same conclusions as U.S. courts. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

A.	History and Development of the Company

Euroseas Ltd. is a Marshall Islands company incorporated under the BCA on May 5, 2005. We are a provider of worldwide ocean-going transportation services. On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold at the time) into EuroDry Ltd., a separate publicly listed company also listed on Nasdaq Capital Market (the “Spin-off”). Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the Spin-off and the subsequent sale of M/V “Monica P”, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder and intermediate containership sector. On January 8, 2025, the Company contributed its three subsidiaries that own the recently sold 1998-built M/V “Diamantis P” and the two older vessels, M/V “Joanna” and M/V “Aegean Express”, into Euroholdings Ltd. (“Euroholdings” or the “Euroholdings Spin-off”). Euroseas distributed all of Euroholdings’ common shares to its shareholders on a pro rata basis on March 17, 2025. Shareholders of the Company received one Euroholdings Ltd. share for every two and a half shares of the Company they owned as of the record date of March 7, 2025. Common shares of Euroholdings were listed on the Nasdaq Capital Market under the ticker symbol “EHLD”, and became an independent publicly traded company on March 17, 2025.

Our containerships transport dry and refrigerated containerized cargoes, mainly including manufactured products and perishables. As of April 15, 2026, our fleet consisted of 21 containerships. The total cargo carrying capacity of the 21 containerships is 786,362 dwt or 61,144 teu. After the delivery of our six newbuilding containerships, our fleet will consist of 27 containerships with a cargo carrying capacity of 1,081,626 dwt or 84,676 teu. Two of our vessels were acquired before January 1, 2004 and were controlled by the Pittas family interests. On June 29, 2005, the shareholders of the two vessels (and of five additional vessels that have since been sold) transferred their ownership in each of the vessels to Euroseas in exchange for shares in Friends, a 100% owner of Euroseas at that time. Since June 2005, the Company has purchased 40 vessels, sold 25 vessels and ordered 17 newbuildings. Euroseas took delivery of three of the newbuildings in February 2016, January 2017 and May 2018, respectively, under its previous newbuilding program of dry bulk vessels, while one newbuilding vessel contract was cancelled. The Company spun-off 6 of its vessels into EuroDry on May 30, 2018.

In June 2021, January 2022, March 2022 and May 2022, we entered into four separate agreements with Hyundai Mipo Dockyard Co., Ltd. to construct nine modern containerships; six with a carrying capacity of 2,800 teu each and three with a carrying capacity of 1,800 teu each. Furthermore, on December 23, 2022, we agreed to sell M/V “Akinada Bridge” for scrap, at a gross price of $14.2 million. The vessel was delivered to her new owners on January 9, 2023. On March 27, 2024, we agreed to sell M/V “EM Astoria” for approximately $10.0 million, which was delivered to her new owners on June 26, 2024. On January 10, 2025, we agreed to sell M/V “Diamantis P.” for approximately $13.15 million. The vessel was delivered to her new owners on January 15, 2025. On May 14, 2025, we signed an agreement to sell M/V “Marcos V” for approximately $50.0 million. The vessel was delivered to her buyers on October 20, 2025.

The M/V “Gregos”, the first of the two newbuilding vessels ordered in June 2021, was delivered on April 6, 2023, while M/V “Terataki”, the second of the two, was delivered on July 6, 2023. The combined price for the construction of these two newbuildings was approximately $80.5 million. The Company paid another $4.4 million for costs relating to the construction and to make the vessel available for use, as well as capitalized interest costs. The cost of these newbuilding contracts was financed with a combination of own cash and a bank loan of $26 million for each of the vessels. We also ordered two newbuilding vessels in January 2022; the first of these, the M/V “Tender Soul”, was delivered to us on February 6, 2024, while the other newbuilding, M/V “Leonidas Z”, was delivered on April 25, 2024. The combined price for the construction of these two new buildings was approximately $88.4 million. We paid another $5.2 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs. The cost of the two shipbuilding contracts was financed with a combination of own cash and a sale and leaseback financing transaction of $27 million for the first vessel and a bank loan of $22 million for the second vessel. The three vessels ordered in March 2022, M/V “Monica”, M/V “Stephania” and M/V “Pepi Star” were delivered to us on May 13, 2024, June 28, 2024 and July 19, 2024, respectively. The total consideration paid for these three shipbuilding contracts amounted to $102.6 million. We paid another $6.7 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs. The cost of the newbuilding contracts of these three vessels was financed with a combination of own cash and bank loans of $22.5 million, $22.5 million and $20.4 million, respectively for each vessel. Finally, the two vessels ordered in May 2022, M/V “Dear Panel” and M/V “Symeon P”, were delivered on January 7, 2025 and January 8, 2025, respectively, for approximately $89.3 million and were also financed with a combination of own funds and a bank loan of $26.0 for each vessel.

On June 28, 2024, we concluded two contracts with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd., for the construction of two modern fuel-efficient container vessels with a carrying capacity of 4,300 teu each. The vessels are scheduled to be delivered during the third and fourth quarter of 2027. The consideration for each of the two newbuilding contracts is approximately $60.25 million and will be financed with a combination of debt and equity. Upon signing of the contract, we paid $9.04 million for each vessel.

On June 28, 2024, two subsidiaries, which were consolidated by the Company on July 28, 2025, entered into two contracts for the construction of two additional modern fuel-efficient container vessels with a capacity of 4,300 teu each. The two newbuildings are scheduled to be delivered during the first and second quarter of 2028. The total consideration for each of the newbuilding contracts is approximately $59.25 million and will be financed with a combination of debt and equity. Upon signing of the contract, we paid $8.89 million for each vessel.

On December 16, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Huanghai Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the second and third quarter of 2028. The total contracted consideration for these two newbuilding contracts is approximately $92.7 million. For the year ended December 31, 2025, the Company did not pay any installments to the shipyard for the construction of these two vessels.

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

Our fleet consists of containerships that transport container boxes providing scheduled service between ports. Please see the information in the section titled "Our Fleet", below. During 2023, 2024, and 2025 we had a fleet utilization of 98.6%, 99.7% and 99.7%, respectively, our vessels achieved daily time charter equivalent rates of $29,714, $28,054 and $29,107, respectively, and we generated time charter and voyage charter revenues totaling $195.8 million, $219.4 million and $234.44 million respectively.

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

Our Fleet

As of April 15, 2026, the profile and deployment of our fleet are the following:

Name	Type	Dwt	TEU	Year Built	Employment (*)	TCE Rate ($/day)
Container Carriers
SYNERGY BUSAN(*)	Intermediate	50,727	4,253	2009	TC until Dec-27	$35,500
SYNERGY ANTWERP(*)	Intermediate	50,727	4,253	2008	TC until May-28	$35,500
SYNERGY OAKLAND(*)	Intermediate	50,788	4,253	2009	TC until May-26 TC until Mar-29	$42,000 $33,500
SYNERGY KEELUNG(*)	Intermediate	50,697	4,253	2009	TC until Jun-28	$35,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Sept-28	$38,000
RENA P (*)	Intermediate	50,765	4,250	2007	TC until Jul-28	$35,500
EM KEA(*)	Feeder	42,165	3,100	2007	TC until Apr-26 Then until Apr-29	$19,000 $30,000
GREGOS(*)	Feeder	38,733	2,800	2023	TC until Apr-26 TC until Mar-29	$48,000 $30,000
TERATAKI (*)	Feeder	38,733	2,800	2023	TC until Jul-26 TC until Jun-29	$48,000 $30,000
TENDER SOUL(*)	Feeder	38,733	2,800	2024	TC until Oct-27	$32,000
LEONIDAS Z (*)	Feeder	38,733	2,800	2024	TC until Apr-26 TC until Feb-29	$20,000 $30,000
DEAR PANEL (*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
SYMEON P (*)	Feeder	38,733	2,800	2025	TC until Nov-27	$32,000
EVRIDIKI G(+)	Feeder	34,654	2,556	2001	TC until Jun-26	$29,500
EM CORFU(*)	Feeder	34,649	2,556	2001	TC until Aug-26	$28,000
PEPI STAR(*)	Feeder	22,563	1,800	2024	TC until Jun-26	$24,250
MONICA (*)	Feeder	22,563	1,800	2024	TC until May-27	$23,500
STEPHANIA K (*)	Feeder	22,563	1,800	2024	TC until May-26	$22,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Feb-28	$21,500
JONATHAN P.(*)	Feeder	23,732	1,740	2006	TC until Oct-26	$25,000
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-27	$19,000
Total Container Carriers	21	786,362	61,144

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment (*)	TCE Rate ($/day)
ELENA (H1711)	Intermediate	56,266	4,484	Q3 2027	TC until Jun-31	$35,500
NIKITAS G (H1712)	Intermediate	56,266	4,484	Q4 2027	TC until Sep-31	$35,500
THRYLOS (YZJ2024-1768) (**)	Intermediate	56,266	4,484	Q1 2028	TC until Feb-32	$35,500
SOCRATES CH (YZJ2024-1769) (**)	Intermediate	56,266	4,484	Q2 2028	TC until Apr-32	$35,500
DANAI (HCY-438)	Feeder	35,100	2,798	Q2 2028
NENI (HCY-439)	Feeder	35,100	2,798	Q3 2028
Total under construction	6	295,264	23,532

(*)

TC denotes time charter. All dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+ ).

(**)	The charterer has the option until Nov-2026 to extend the charters by one year with the rate of the five-year period becoming $32,500 per day.

We plan to expand our fleet by investing in vessels in the containership market under favorable market conditions. We also intend to take advantage of the cyclical nature of the market by buying and selling ships when we believe favorable opportunities exist. We employ our vessels in the spot and time charter market. As of April 15, 2026, all of our vessels are employed under time charter contracts.

As of April 15, 2026 approximately 86% of our ship capacity days for the remainder of 2026, 65% of our ship capacity days in 2027, 44% of our ship capacity days in 2028, 22% of our ship capacity days in 2029, 16% of our ship capacity days in 2030, 13% of our ship capacity days in 2031 and 4% of our ship capacity days in 2032 are under contract.

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

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2024 and 2025, respectively, (ii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the aggregate difference between carrying and market value represented by such vessels. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, using industry-standard valuation methodologies, in cash, in arm’s-length transactions. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their basic market values as of the respective year end. However, we are not holding our vessels for sale, except as otherwise noted in this report.

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

Name	Capacity	Purchase Date	Carrying Value as of December 31, 2024 (in millions) (1)	Carrying Value as of December 31, 2025 (in millions) (2)
Container Carriers	(teu)
EVRIDIKI G	2,556	May-2008	$4.00	$3.14
JOANNA	1,732	Jul-2013	$2.10	-
AEGEAN EXPRESS	1,439	Sep-2016	$1.49	-
EM CORFU	2,556	Nov-2017	$3.39	$3.06
EM KEA	3,100	Aug-2019	$7.65	$7.19
EM SPETSES	1,740	Aug-2019	$5.51	$5.08
EM HYDRA	1,740	Aug-2019	$4.74	$4.29
DIAMANTIS P	2,008	Aug-2019	$2.65	-
SYNERGY BUSAN	4,253	Nov-2019	$9.41	$8.86
SYNERGY ANTWERP	4,253	Nov-2019	$9.33	$8.76
SYNERGY OAKLAND	4,253	Nov-2019	$8.51	$8.05
SYNERGY KEELUNG	4,253	Nov-2019	$9.32	$8.77
JONATHAN P.	1,740	Oct-2021	$6.38	$5.73
MARCOS V.	6,350	Dec-2021	$42.04(1)	-
EMMANUEL P	4,250	May-2022	$24.15	$21.90
RENA P	4,250	June-2022	$25.05	$22.27
GREGOS	2,800	Apr-2023	$39.62	$38.12
TERATAKI	2,800	Jul-2023	$40.21	$38.70
TENDER SOUL	2,800	Feb-2024	$45.41	$43.73
LEONIDAS Z	2,800	Apr-2024	$45.40	$43.77
MONICA	1,800	May-2024	$35.54(1)	$34.31
STEPHANIA K	1,800	Jun-2024	$35.80(1)	$34.56
PEPI STAR	1,800	Jul-2024	$35.69(1)	$34.39
SYMEON P	2,800	Jan-2025	-	$45.68
DEAR PANEL	2,800	Jan-2025	-	$45.55
Total Container Carriers	72,673		$443.39	$465.91

(1)

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

(2)	As of December 31, 2025, the estimated fair values of all vessels exceeded their carrying values.

We note that as of April 15, 2026, all our container vessels are employed under time charter contracts of durations from 2 to 38 months until the earliest redelivery charter period. If we sell those vessels with the charters attached, the sale price may be affected by the relationship of the charter rate to the prevailing market rate for a comparable charter with the same terms.

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

●

Cost Efficient Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 12.08 years on April 15, 2026, our total vessel operating expenses, including management fees and general and administrative expenses but excluding drydocking expenses were $7,602 per day for the year ended December 31, 2025. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, which helps reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and onboard crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures for operational and commercial utilization. For each of the years ended December 31, 2025 and 2024, our operational fleet utilization was 99.7%, while our commercial utilization rate was 100.0%. Our total fleet utilization rate in 2025 and 2024 was 99.7%.

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

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of containerships and by reliably, safely and competitively operating our vessels through Eurobulk. We continuously evaluate purchase and sale opportunities, as well as long term employment opportunities for our vessels. Key elements of the above strategy are:

●	Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market opportunities present themselves. We focus on purchasing well-maintained secondhand vessels, newbuildings or newbuilding resales based on the evaluation of each investment option at the time it is made. In June 2021 and January 2022, we entered into contracts for the construction of four newbuilding containership vessels with a capacity of 2,800 teu each, while in March and May 2022, we entered into another two contracts for the construction of three newbuilding containership vessels with a capacity of 1,800 teu each and two additional newbuilding containership vessels with a capacity of 2,800 teu each. Two of the newbuilding vessels were delivered in April and July 2023, while the third was delivered in February 2024 and the fourth one in April 2024. The remaining three newbuilding vessels were gradually delivered in May, June and July 2024, respectively, while the last two were delivered in January 2025. In May and June 2022, we acquired two intermediate 4,250 teu containerships built in 2005 and 2007, respectively. In December 2022, we sold one containership vessel for scrap, which was delivered in January 2023 to its new owners. In June 2024 and January 2025, we sold another two containerships to third-party buyers. In October 2025, we sold a containership to third-party buyers. In June 2024, we entered into two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the third and fourth quarter of 2027. The total contracted consideration for these two newbuilding contracts is approximately $120.5 million. On June 28, 2024, two subsidiaries, which were consolidated by the Company on July 28, 2025, entered into two contracts for the construction of two additional eco-design fuel-efficient containerships. The vessels will have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China.. The vessels are scheduled to be delivered during the first and second quarter of 2028. The total consideration of the two newbuilding contracts is approximately $118.50 million . On December 16, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Huanghai Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the second and third quarter of 2028. The total contracted consideration for these two newbuilding contracts is approximately $92.7 million.

●

Maintain Balanced Employment. We intend to employ our fleet on either longer-term time charters, i.e. charters with duration of more than a year, or shorter term time/spot charters. We seek longer term time charter employment to obtain adequate cash flow to cover as much as possible of our fleet’s recurring costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and drydocking costs for the upcoming 12-month period. When we expect charter rates to improve we try to increase the percentage of our fleet employed in shorter term contracts (allowing us to take advantage of higher rates in the future), while when we expect the market to weaken we try to increase the percentage of our fleet employed in longer term contracts (allowing us to take advantage of higher current rates). We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. As of April 15, 2026, 2026, on the basis of our existing time charters, approximately 86% of our ship capacity days for the remainder of 2026, 65% of our ship capacity days in 2027, 44% of our ship capacity days in 2028, 22% of our ship capacity days in 2029, 16% of our ship capacity days in 2030, 13% of our ship capacity days in 2031 and 4% of our ship capacity days in 2032 are under time charter contracts, which will ensure employment of a portion of our fleet, and will partly protect us from market fluctuations and increase our ability to make principal and interest payments on our debt and pay dividends to our shareholders.

●

Optimize Use of Financial Leverage. We intend to use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our bank debt repayment schedule as of December 31, 2025 calls for a reduction of approximately 9% of our debt by the end of 2026 and an additional reduction of about 17% by the end of 2027 for a total of 26% reduction over the next two years, excluding any new debt that we assumed or may assume. As our debt is being repaid we expect that our ability to raise or borrow additional funds more cheaply in order to grow our fleet and generate better returns for our shareholders will increase.

●

Environmental, Social and Governance (ESG) Practices. We actively manage a broad range of ESG initiatives, taking into consideration their expected impact on the sustainability of our business over time, and the potential impact of our business on society and the environment. Regarding environmental initiatives, in 2023, 2024 and 2025 we implemented technical and operational measures that we expect will result in energy savings and a reduced carbon footprint for our vessels. Moreover, we pay considerable attention to our human resources both on our vessels and ashore, proven by a variety of practices, including worldwide training on safety and management systems, and medical insurance for all employees.

Our Customers

We have well-established relationships with major containership charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We are a relationship driven company, and our top five customers in 2025 include three of our top five customers from 2024 and three from 2023. Our top five customers accounted for approximately 87% of our revenues in 2025, 76% of our revenues in 2024 and 82% of our revenues in 2023. In 2025, OOCL, Maersk, ASYAD, CMA and ZIM accounted for 32%, 23%, 15%, 10% and 7% of our revenues respectively. In 2024, Maersk, ASYAD, ZIM, OOCL and Hapag-Lloyd accounted for 22%, 17%, 15%, 12% and 10% of our revenues, respectively. In 2023, ZIM, Maersk, Sealand, ASYAD and CMA accounted for 23%, 23%, 15%, 11% and 10% of our revenues, respectively. We believe that our dependence on our key charter customers is moderate, because in the event of a charterer default our vessels can generally be re-chartered at the market rate, in the spot or charter market, although it is likely that such rate will be lower than the charter rate agreed with the charterer. In addition, as of the date of this report, none of our charterers have reported any inability to pay their obligations to us as a result of the ongoing conflicts such as the war in Iran, Ukraine, Palestine and events in the Red Sea region.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the Norwegian Sea, which should take effect in March 2027. MEPC 83 also approved the Northeast Atlantic Ocean as an ECA and is expected to take effect in 2028. If the other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The Canadian-Arctic ECA for NOx will also be effective starting from March 1, 2026 for ships built on or after January 1, 2025. For the Norwegian Sea ECA, the NOx Tier III engine certification requirement will apply to ships (i) with building contracts placed on or after March 1, 2026, (ii) in the absence of a building contract, constructed on or after September 1, 2026, or (iii) delivered on or after March 1, 2030. For the North-East Atlantic ECA, the requirement is expected to apply to ships (i) contracted on or after January 1, 2027, (ii) in the absence of a building contract, constructed on or after July 1, 2027, or (iii) delivered on or after January 1, 2031.The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. In April 2025, MEPC 83 also adopted amendments (expected to enter into force late 2026 and early 2027) to the NOx Technical Code 2008, which allows ships to optimize fuel consumption based on their operational profile, thus improving energy efficiency, while ensuring compliance with NOx emission requirements. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At the MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. MEPC 83 approved draft amendments to make the IMO’s data collection system more accessible to the public through an anonymized database.

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

In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, and in April 2025, MEPC 83 adopted amendments to 2021 Guidelines on operational carbon intensity reduction factors, which outline methods for determining CII reduction factors from 2023 and now includes newly defined factors from 2027 to 2030.

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

Furthermore, cybersecurity guidance and regulations have been developed in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. For new ships and offshore installations contracted for construction on or after January 1, 2024, the International Association of Classification Societies (“IACS”) now requires vessel owners, yard and suppliers to build cybersecurity barriers into their systems and vessels, requiring compliance across the full spectrum of critical on-board control and navigation systems. On July 16, 2025, the U.S. Coast Guard’s final rule, Cybersecurity in the Martine Transportation System, went into effect. Under this rule, all regulated entities are required to develop Cybersecurity and Cyber Incident Response Plans, designate a Cybersecurity Officer to implement plans, and to report certain cyber incidents to the National Response Center. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. To comply with these regulations, we developed a Cybersecurity Manual for all our vessels that was reviewed by IMO’s Maritime Safety Committee in March 2021.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have met the D-2 standard. Costs of compliance with these regulations may be substantial. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. In October 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the U.S. Coast Guard must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Effective January 1, 2024, the European Union Emissions Trading System (“EU ETS”) was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the EU ETS. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. is not a party to the Paris Agreement.

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

In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (the “2023 IMO Strategy”), which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i) reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii) reduce the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. As part of the 2023 IMO Strategy, MEPC also created the IMO Net-zero Framework, which will combine mandatory emissions limits and GHG pricing across the industry. The IMO Net-zero Framework was approved at MEPC 83 (Spring 2025) for potential adoption in Spring 2026 and will eventually be included in Annex VI. Under these draft regulations, ships will be required to reduce their annual greenhouse gas fuel intensity (“GFI”) calculated using the well-to-wake approach and ships emitting above GFI thresholds will have to acquire remedial units to balance its deficit emissions, while those using zero or near-zero GHG technologies will be eligible for financial rewards. These regulations could cause us to incur additional substantial expenses.

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

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules, which was finalized in December 2023. However, the current administration is delaying these requirements limiting methane emissions and is considering repealing the measure altogether. Therefore, it is unclear how such regulations could affect our operations.

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

Vessel	Next	Type
EVRIDIKI G.	July 2026	Special Survey
EM CORFU	October 2026	Special Survey
EM SPETSES	October 2027	Special Survey
EM KEA	September 2027	Special Survey
EM HYDRA	June 2027	Special Survey
SYNERGY BUSAN	January 2027	Intermediate Survey
SYNERGY ANTWERP	November 2026	Intermediate Survey
SYNERGY OAKLAND	February 2027	Intermediate Survey
SYNERGY KEELUNG	May 2027	Intermediate Survey
JONATHAN P.	September 2026	Special Survey
EMMANUEL P.	August 2028	Intermediate Survey
RENA P.	August 2027	Special Survey
GREGOS	April 2026	Intermediate Survey
TERATAKI	July 2026	Intermediate Survey
TENDER SOUL	February 2027	Intermediate Survey
LEONIDAS Z	April 2027	Intermediate Survey
MONICA	May 2027	Intermediate Survey
STEPHANIA K	June 2027	Intermediate Survey
PEPI STAR	July 2027	Intermediate Survey
DEAR PANEL	January 2028	Intermediate Survey
SYMEON P	January 2028	Intermediate Survey

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

Factors Affecting Our Results of Operations

We believe that the important measures for analysing trends in the results of our operations consist of the following:

Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

Available days. We define available days as the total number of Calendar days in a period net of off-hire days associated with scheduled repairs, drydockings or special or intermediate surveys, or days of vessels in lay-up, or vessels that were committed for sale or suffered unrepaired damages. The shipping industry uses available days to measure the number of days in a period during which vessels were available to generate revenues.

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

Average Time Charter Equivalent (“Average TCE”). Average TCE is a measure of the average daily net revenue performance of our vessels. Our method of calculating average TCE is determined by dividing time charter revenue and voyage charter revenue, if any, gross of commissions, net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, are related to repositioning the vessel for the next charter, or incurred when a vessel is off hire/idle. Average TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods) and provides additional meaningful information in conjunction with time charter revenue generated by our vessels. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

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

Vessel depreciation. We depreciate our vessels on a straight-line basis with reference to the cost of the vessel, age and scrap value as estimated at the date of acquisition. Depreciation is calculated over the remaining useful life of the vessel. Remaining useful lives of property are periodically reviewed and revised, when necessary, to recognize changes in conditions, new regulations or other reasons. Revisions of estimated lives are recognized over current and future periods.

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

Net gain on sale of vessels. Net gain on sale of vessels represents net gains from the sale of our vessels concluded during the year.

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

Results from Operations

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2024 and 2025. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report.

Fleet Data (1)	2024	2025

Average number of vessels	21.73	22.22
Calendar days	7,932	8,109
Available days	7,774	8,040
Voyage days	7,750	8,018
Utilization Rate (percent)	99.7%	99.7%

	(In U.S. Dollars per day per vessel)
Average TCE rate (1)	28,054	29,107
Vessel Operating Expenses	5,886	5,777
Management Fees	891	986
G&A Expenses	749	839
Total Operating Expenses excluding drydocking expenses (2)	7,526	7,602
Drydocking expenses	1,329	815

	2024	2025
Statement of Operations Data
Time charter revenue	218,912,526	234,439,224
Voyage charter revenue	473,055	-
Commissions	(6,488,268)	(6,565,662)
Net revenue	212,897,313	227,873,562
Voyage expenses	(1,975,569)	(1,059,154)
Vessel operating expenses	(46,685,920)	(46,846,903)
Dry-docking expenses	(10,537,928)	(6,607,677)
Vessel depreciation	(26,367,517)	(28,612,080)
Related party management fees	(7,067,408)	(7,995,498)
General and administrative expenses	(5,938,870)	(6,802,563)
Net gain on sale of vessels	5,692,653	19,429,726
Other operating income	-	120,000
Operating income	120,016,754	149,499,413
Interest and other financing costs	(10,620,703)	(14,992,987)
Gain/(loss) on derivatives, net	1,001,754	(238,624)
Foreign exchange gain/(loss)	18,633	(119,655)
Interest income	2,359,240	2,819,232
Net income	112,775,678	136,967,349
Earnings per share - basic	16.25	19.73
Common stock dividends declared	16,855,238	18,979,092
Cash dividends declared per common share	2.40	2.70
Weighted average number of shares outstanding during the year, basic	6,938,204	6,943,682
Earnings per share - diluted	16.20	19.72
Weighted average number of shares outstanding during the year, diluted	6,961,266	6,947,139

(1) For the definition of calendar days, available days, voyage days, utilization rate and average TCE rate, see above in this Item.

(3) We calculate daily total operating expenses excluding drydocking expenses by dividing total operating expenses excluding drydocking expenses for the relevant period by calendar days for such period. We calculate total vessel operating expenses as the sum of vessel operating expenses, related party management fees and general and administrative expenses. This measure assists our management and investors by increasing the comparability of our performance from period to period. Drydocking expenses include costs of shipyard, paints and agent expenses, which costs may vary from period to period.

The following table reflects the reconciliation of TCE revenues to time charter revenue and voyage charter revenue, if any, as reflected in the consolidated statements of operations (see discussion above) and our calculation of average TCE rates for the periods presented.

	Year Ended December 31,
	2024	2025
(In U.S. dollars, except for voyage days and TCE rates which are expressed in U.S. dollars per day)
Time charter revenue	218,912,526	234,439,224
Voyage charter revenue	473,055	-

Voyage expenses	(1,975,569)	(1,059,154)
Time Charter Equivalent or TCE Revenues	217,410,012	233,380,070
Voyage days	7,750	8,018
Average TCE rate	28,054	29,107

Year ended December 31, 2025 compared to year ended December 31, 2024

Time charter revenue & Voyage charter revenue. Time charter revenue and voyage charter revenue, collectively “Voyage revenue”, for 2025 amounted to $234.44 million, increasing by 6.9% compared to $219.39 million for the year ended December 31, 2024. In 2025, we operated an average of 22.22 vessels, a 2.3% increase over the average of 21.73 vessels we operated during the same period in 2024. In the year 2025, our fleet had 8,018 voyage days earning revenue as compared to 7,750 voyage days earning revenue in 2024. Market charter rates in 2025 were on average at higher levels for our containership vessels compared to the same period of 2024, which was reflected in the average earnings of our ships. While employed, our vessels generated a TCE rate of $29,107 per day per vessel in 2025 compared to a TCE rate of $28,054 per day per vessel in 2024, an increase of 3.8%. We had 69 scheduled off-hire days, including drydocking, nil commercial off-hire days and 22 operational off-hire days in 2025, compared to 158 scheduled off-hire days (including drydocking), 3 commercial off-hire days and 21 operational off-hire days in 2024. The average TCE rate our vessels achieve is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments during the duration of the fixed term time charter (unless the two charter parties renegotiate the terms of the charter or the charterer is unable to make the contracted payments or we enter into new charter party agreements), and the TCE rate earned by our vessels employed under time charters linked to an index and voyage charters, which is influenced by market developments.

Commissions. We paid a total of $6.57 million in charter commissions for the year ended December 31, 2025, representing 2.8% of Voyage revenue, compared to commissions of $6.49 million for the year ended December 31, 2024, representing 3.0% of Voyage revenue.

Voyage expenses. For the year ended December 31, 2025, voyage expenses amounted to $1.06 million and mainly related to expenses incurred during repositioning voyages between time charter contracts and owner’s expenses at certain ports. Voyage expenses for the year 2024 were $1.98 million and related to expenses incurred by one of our vessels while employed under a voyage charter and vessels repositioning between charters, as well as owners’ expenses at certain ports. Our vessels are generally chartered under time charter contracts. Voyage expenses are dependent on the number of voyage charters, if any, the cost of fuel, port costs and canal tolls and the number of days our vessels sailed without a charter.

Vessel operating expenses. Vessel operating expenses were $46.85 million in 2025 compared to $46.69 million in 2024. In 2025, we operated an average of 22.22 vessels, compared to an average of 21.73 vessels in 2024. Further, daily vessel operating expenses per vessel amounted to $5,777 per day in 2025 versus $5,886 per day in 2024, mainly due to the significantly lower daily operating costs of the seven newbuilding vessels delivered to the Company gradually within the past two years.

Related party management fees. These are part of the fees we pay to Eurobulk under our Master Management Agreement. During 2025, Eurobulk charged us 840 Euros per day per vessel, totaling $8.0 million for the year, or $986 per day per vessel. During 2024, Eurobulk charged us 810 Euros per day per vessel, totaling $7.07 million for the year, or $891 per day per vessel. The increase in related party management fees is attributable to the increased average number of vessels in our fleet and the increase in daily vessel management fee due to inflation and the unfavorable movement in the euro/dollar exchange rate.

General and administrative expenses. These expenses include the fixed portion of our management fees, incentive awards, legal fees and fees to our independent auditors, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In 2025, we had a total of $6.80 million of general and administrative expenses as compared to $5.94 million in 2024. The increase of $0.86 million in 2025 is mainly due to the increased cost of our stock incentive plan and increased professional fees during 2025 related to the spin-off of Euroholdings completed in the first quarter of 2025.

Dry-docking expenses. These are expenses we pay for our vessels to complete a drydocking as part of an intermediate or special survey or, in some cases, an in-water survey in lieu of a drydocking. In 2025, three vessels completed extensive repairs afloat and one of our vessels completed her special survey with drydock for a total of $6.61 million. In 2024, six vessels passed their special survey with drydock and three vessels passed their intermediate survey in water for a total cost of $10.54 million.

Vessel depreciation. Vessel depreciation for 2025 was $28.61 million, compared to $26.37 million for 2024 due to the increased average number of vessels in our fleet.

Net gain on sale of vessels. In 2025, we recorded a $10.23 million gain on the sale of M/V “Diamantis” that was completed in January 2025 and a $9.20 million gain on the sale of M/V “Marcos V” that was completed in October 2025, for a total of $19.43 million. The results of the Company for 2024 include a $5.69 million gain on sale of M/V “Astoria” that was completed in June 2024.

Other operating income. Other operating income for the year ended December 31, 2025 amounted to $0.12 million relating to loss of hire insurance received for one our vessels. No such case existed in 2024.

Interest and other financing costs. Total interest and other financing costs for the twelve months of 2025 amount to $15.11 million, of which $0.12 million interest costs were capitalized in relation to our newbuilding program, compared to $14.80 million, of which $4.18 million interest costs were capitalized in relation to our newbuilding program for the same period of 2024. This increase is mainly due to the increased amount of debt in the current period compared to the same period of 2024.

Gain / (loss) on derivatives, net. In 2025, the Company recognized a $0.24 million loss on its interest rate swap contract, comprising a $0.39 million unrealized loss from the mark-to-market valuation of its outstanding interest swap and $0.15 million realized gain. In 2024, the Company recognized a $1.00 million gain on its interest rate swap contract, comprising a $0.61 million unrealized gain from the mark-to-market valuation of its outstanding interest rate swap, and a $0.39 million realized gain. We enter into interest rate swaps to mitigate our exposure to possible increases in interest rates. The performance of our derivative contracts depends on the movement of interest rates. A decline in interest rates increases our loss in our derivative contracts and vice versa.

Interest income. In 2025, we recognized $2.82 million of interest income, compared to an amount of $2.36 million for 2024. The increase of interest income is attributable to the higher cash balances maintained during the twelve months of 2025, compared to the corresponding period in 2024.

Net income. As a result of the above, net income for the year ended December 31, 2025 was $136.97 million, as compared to net income of $112.78 million for the year ended December 31, 2024.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of our results of operations for 2024 compared with 2023, see Part A. Item 5, “Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F (File No. 001-33283), filed with the SEC on May 15, 2025, and incorporated herein by reference (the "Annual Report 2024”).

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

In the Company’s opinion, the working capital is sufficient for the Company’s present requirements. Our short-term liquidity requirements include paying operating expenses, payment of dividends, funding working capital requirements, interest and short-term principal payments on outstanding debt, the equity portion of our newbuilding vessel installments, repurchasing common shares under our share repurchase program and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary sources of short-term liquidity are cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our long-term liquidity requirements are funding the equity portion of vessel acquisitions and debt repayment. Sources of funding for our long-term liquidity requirements include cash flows from operations, bank borrowings or lease financing, issuance of debt and equity securities, and vessel sales.

Our total cash and cash equivalents and restricted cash as at December 31, 2025 were $183.32 million, an increase of $102.65 million from $80.67 million at December 31, 2024. We hold cash and cash equivalents primarily in U.S. Dollars, with a minor balance held in Euros. We conduct our funding and treasury activities based on corporate policies designed to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate levels of liquidity for our purposes.

We expect to rely on cash available, funds generated from operating cash flows, funds from our shareholders, equity offerings, and long-term borrowings to meet our liquidity needs going forward and to finance our capital expenditures and working capital needs in 2026 and beyond.

Summary of Contractual Obligations

Contractual obligations are set forth in the following table as of December 31, 2025:

In U.S. dollars	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt	$218,624,298	19,548,115	48,821,228	90,434,955	59,820,000
Interest Payments (1)	$54,045,298	11,313,673	18,062,220	14,218,587	10,450,818
Vessel Management fees (2)	$14,795,713	7,533,776	7,261,937	-	-
Other Management fees (3)	$4,773,927	2,360,000	2,413,927	-	-
Advances for Vessels Under Construction (4)	$295,844,900	27,344,100	268,500,800	-	-
Total	$588,084,136	68,099,664	345,060,112	104,653,542	70,270,818

(1)    Assuming the amortization of the loans as of December 31, 2025 described above, each loan’s interest rate margin over SOFR and average SOFR rates of about 3.36%, 2.99%, 3.56%, 4.24%, 5.06%, 6.14%, 7.26%, 8.33% and 9.55% per annum for the following nine years up to 2034, respectively, based on the SOFR yield curve as of December 31, 2025.

(2)    Refers to our obligation for management fees we expect to incur under our Master Management Agreement and management agreements with the shipowning companies in effect as of December 31, 2025 and expiring on January 1, 2028. The management fees have been computed for 2026 based on the agreed rate of 875 Euros per day per vessel (approximately $1,024), which was adjusted from the previous level of 840 Euros to reflect Eurozone’s inflation over 2024. For the years after 2026, we have assumed an annual increase in the daily management fee of 2.0% to account for inflation. We assumed a Euro to US dollar exchange rate of 1.17. We further assume that we hold our vessels until they reach the end of their estimated useful life, after which they are considered to be scrapped.

(3)    Refers to our obligation for management fees of $2,360,000 per year under our Master Management Agreement with Eurobulk for the cost of providing executive services to the Company, which was adjusted from the previous level of $2,300,000 to reflect reported inflation in Eurozone over 2025. For the years after 2026, we have assumed an annual increase in the annual management fees of 2.0% to account for inflation. The agreement expires on January 1, 2028.

(4)    Refers to our obligation as of December 31, 2025 towards our newbuilding program, which consists of four vessels under construction that are expected to be delivered in 2027 and 2028. The payments reflect the newbuilding orders that were placed within 2024 and 2025.

Cash Flows

As of December 31, 2025, we had a working capital surplus of $153.0 million. For the year ended December 31, 2025, we reported net income of $136.97 million and generated net cash from operating activities of $141.13 million. Our cash balance amounted to $176.46 million, while cash in restricted and retention accounts amounted to $6.86 million as of December 31, 2025.

We therefore believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2026 liquidity needs and at least through the end of the first half of 2027, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions, including our newbuilding program, in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the acquisition cost of container carriers using a combination of funds from operations and bank debt secured by mortgages on our container carriers held by the relevant lenders or lease financing with the title of ownership of the respective container carriers held by the relevant lenders.

Year ended December 31, 2025 compared to year ended December 31, 2024

Net cash from operating activities.

Our net surplus from cash flows provided by operating activities for 2024 was $141.13 million as compared to a surplus of $128.17 million in 2024.

The major drivers of the change of cash flows from operating activities for the year ended December 31, 2025 compared to the year ended December 31, 2024, are the increase in the average number of vessels in the twelve months of 2025 to 22.22 vessels from 21.73 vessels in the same period of 2024, as well as the increase of our TCE rates to $29,107 for the year ended December 31, 2025, from $28,054 for the year ended December 31, 2024.

Net cash from investing activities.

Net cash flows used in investing activities were $15.20 million for the year ended December 31, 2025 compared to $168.77 million used in investing activities for the year ended December 31, 2024. The decrease in cash outflows used in investing activities of $153.57 million from 2024 is mainly attributable to the decrease in cash paid for vessels under construction by $99.27 million in the year ended December 31, 2025 compared to the corresponding period in 2024, as well as the decrease in cash paid for vessel acquisitions including vessel improvements by $2.60 million and the $51.70 million increase in proceeds from the sale of M/V “Diamantis P” and M/V “Marcos V” in 2025 as compared to the proceeds from the sale of M/V “EM Astoria” the year before.

Net cash from financing activities.

Net cash flows used in financing activities were $23.28 million for the year ended December 31, 2025, compared to net cash provided by financing activities of $56.96 million for the year ended December 31, 2024. This decrease in net cash flows from financing activities of $80.24 million, compared to the year ended December 31, 2024, is attributable to the increase in repayment of long-term debt by $2.50 million in 2025 compared to the period of 2024, the decrease in proceeds from long-term bank loans by $62.40 million, the increase in cash paid for share repurchase by $1.06 million and the increase in dividends paid to our shareholders by $2.12 million. Loan arrangement fees paid decreased by $0.97 million. The decrease in net cash flows from financing activities was also attributed to the $13.13 million cash retained by Euroholdings as part of the Euroholdings Spin-off.

Year ended December 31, 2024 compared to year ended December 31, 2023

For a discussion of our cash flows for 2024 compared with 2023, see Part A. Item 5, “Operating and Financial Review and Prospects” included in our 2024 Annual Report on Form 20-F (File No. 001-33283), filed with the SEC on May 15, 2025, and incorporated herein by reference (the "Annual Report 2024”).

Debt Financing

We operate in a capital-intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital.

As of December 31, 2025, we had seven outstanding loans and one sale and leaseback financing transaction, with a combined outstanding balance of $218.62 million. These loans mature between 2027 and 2034. Our long-term debt as of December 31, 2025 comprises bank loans and lease financing transactions of our vessel-owning subsidiaries with margins over SOFR ranging from 1.80% to 2.295%. A description of our loans as of December 31, 2025 is provided in Note 9 of our attached financial statements. As of December 31, 2025, we are scheduled to repay approximately $19.55 million of the above bank loans in 2026.

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

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions or capital enhancements to our vessels.

In 2021 and 2022, we entered into contracts for the construction of nine newbuilding feeder container carriers for a total cost of approximately $360.7 million. The final two of the nine newbuilding vessels were delivered to the company in January 2025. The two vessels were financed with a combination of debt and own funds. In 2024, we entered into two contracts for the construction of two newbuilding feeder container carriers to be delivered in the third and fourth quarters of 2027 for a total cost of approximately $120.5 million.

On June 28, 2024, two subsidiaries, which were consolidated by the Company on July 28, 2025, entered into two contracts for the construction of two additional eco-design fuel-efficient containerships to be delivered in the first and second quarter of 2028 for a total cost of approximately $118.5 million. On December 16, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships scheduled to be delivered in the second and third quarter of 2028 for approximately $92.7 million. For the year ended December 31, 2025, the Company did not pay any installments to the shipyard for the construction of these two vessels.

During the years ended December 31, 2023, 2024 and 2025, we paid an amount of $104.1 million, $161.6 million and $72.8 respectively, as part of installments of the abovementioned shipbuilding contracts for all vessels under construction. An amount of $27.34 million is payable in the twelve-month period ending December 31, 2026.

We currently have ten vessels scheduled for drydocking over the next 12 months (refer to section above “B. Liquidity and Capital Resources – Cash Flows” for a discussion of how we plan to cover our working capital requirements and capital commitments).

Dividends

During the fourth quarter of 2013, the Company decided to suspend the quarterly dividend on its common stock to focus all its resources in exploiting investment opportunities in the markets. In 2022, the Company reinstated our common stock dividend plan. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters of 2023, and on February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively. Within 2024, our Board of Directors declared quarterly dividends of $0.60 per share for each of the first, second and third quarters of 2024, while in February 2025, they declared a quarterly dividend of $0.65 per share for the fourth quarter of 2024. These dividends were paid on June 19, 2024, September 17, 2024, December 17, 2024 and March 18, 2025. In 2025, our Board of Directors declared a quarterly dividend of $0.65 per share for the first quarter of 2025, quarterly dividends of $0.70 per share for the second and third quarter of 2025, respectively, while in February 2026 our Board of Directors declared a quarterly dividend of $0.75 per share for the fourth quarter of 2025. These dividends were paid on July 16, 2025, September 16, 2025, December 15, 2025 and March 17, 2026, respectively.

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

The supply of containerships is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. According to industry sources, as of April 15, 2026, the capacity of the fully cellular worldwide container vessel fleet was approximately 33.29 million teu with approximately another 12.18 million teu, or, about 36.58% of the present fleet capacity on order. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. The average age at which a vessel is scrapped over the last ten years has been between 25 and 27 years, with smaller vessels scrapped at a later age. During strong markets, the average age at which the vessels are scrapped increases; in 2022, due to the exceptional positive increase in the containership market, there were only 10 containerships accounting for 14,140 teu reported as sold for scrap within the year. Recycling activity picked up in 2023, with 82 containerships accounting for 156,420 teu sent to the scrapyard, while in 2024, only 58 containerships accounting for 82,670 teu were sent to the scrapyard. In 2025, only 11 vessels accounting for 6,000 teu were recycled due to another year of exceptional containership earnings. Scrap markets are expected to increase in 2026, amid supply pressure from fleet growth.

Declining shipping charter rates have a negative impact on our earnings when our vessels are employed in the spot market or when they are to be re-chartered after completing a time charter contract. The extent to which, trade wars, tariffs imposed by the U.S. administration, the wars in Ukraine and Palestine and the events in the Red Sea region will impact our future results of operations and financial condition will depend on future developments, which are uncertain and cannot be predicted. As of April 15, 2026, approximately 86% of our ship capacity days in the remainder of 2026, 65% of our ship capacity days in 2027, 44% of our ship capacity days in 2028, 22% of our ship capacity days in 2029, 16% of our ship capacity days in 2030, 13% of our ship capacity days in 2031 and 4% of our ship capacity days in 2032, are under time charter contracts. If the market rates decrease from current levels or the supply of vessels increases, our vessels may have difficulty securing employment and, if so, may be employed at rates lower than their present charters.

The continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain. As described above, the initial effect of the invasion in Ukraine on the tanker freight market was positive, despite the short-term volatility in charter rates and increases on specific items of operating costs. If these conditions are sustained, the longer-term net impact on the tanker market and our business would be difficult to predict. However, such events may have unpredictable consequences, and contribute to instability in the global economy, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping. Regarding the possible impact of supply chain disruptions that have or may emanate from the military conflict in Ukraine, our operations have not been affected materially, and we do not expect them to be in the future. Currently, the Company’s charter contracts have not been affected by the events in Russia and Ukraine; however, it is possible that in the future third parties with whom the Company has or will have charter contracts may be impacted by such events. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows

Since November 2023, vessels in and around the Red Sea have faced an increasing number of attempted hijackings and attacks by drones and projectiles launched from Yemen which armed Houthi groups have claimed responsibility for and which have resulted in casualties and sunken or damaged vessels. Under a May 2025 agreement, the Houthi militant group declared that it would stop targeting most commercial ships crossing the Red Sea, although in July 2025 the Houthis pledged to target ships belonging to any company that conducts business with Israeli ports, and in September 2025 used a cruise missile and two drones to target a container ship. On October 9, 2025, Israel, Hamas, the United States and other countries in the region agreed to a framework for a ceasefire in Gaza between Israel and Hamas, which, if sustained, could reduce regional instability in the Eastern Mediterranean. However, whether the ceasefire will be sustained or will result in a lasting de-escalation of tensions in the region is unknown. Such events may have unpredictable consequences and contribute to instability in the global economy or cause a decrease in worldwide demand for certain goods and, thus, shipping. Heightened security risks because of attacks on merchant vessels transiting through the Red Sea to or from the Suez Canal has led to an increase in ton-mile demand for vessels as more vessel owners are opting to re-route their vessels around the Cape of Good Hope. Following attacks on merchant vessels in the region of the Bab al-Mandab Strait and the Gulf of Aden at the southern end of the Red Sea, there is disruption in the maritime trade towards Mediterranean Sea through the Suez Canal. As a result, we have diverted our fleet from sailing in the specific region. While our vessels currently do not sail in the Red Sea, we will continue to monitor the situation to assess whether the trade disruption could have any impact on our operations or financial performance. Any dramatic escalation of the trade disruptions could lead to increased operational costs incurred by our business, or otherwise harm our financial condition, results of operation and cash flows.

On February 28, 2026, the United States and Israel launched strikes against Iran, killing Iran’s supreme leader Ayatollah Khamenei. In retaliation, Iranian missiles and drones targeted Israel and a number of countries that host US military bases—including Bahrain, the United Arab Emirates, Kuwait, Qatar and Saudi Arabia—and Hezbollah fired projectiles at Israel. There is significant uncertainty about the duration of the war in Iran, however the United States and Iran are in discussions about a ceasefire. These events have destabilized the region and may lead to significant disruptions across all sectors of the shipping industry. Further, shipping through the Strait of Hormuz may experience prolonged disruption. Iran’s Islamic Revolutionary Guard Corps has warned vessels to avoid the passage. Increased electronic interference may affect navigational and tracking systems, which would heighten the risk of vessel collisions. Although it is impossible to predict exactly how this conflict will affect the shipping industry, it is very likely that a prolonged war will have significant impacts across the sector.

Iran has recently targeted ships in or near the Strait of Hormuz, a waterway essential to global trade, by mining the waterway and attacking vessels with drone and missile strikes, which has significantly compromised the safety of vessels and crew onboard in the region, and has resulted in the effective closure of the Strait of Hormuz to commercial traffic. Many shipping companies have therefore rerouted their vessels away from transiting the Strait of Hormuz, which has significantly affected trading patterns, freight rates, and voyage expenses. While there is significant uncertainty about the duration of the armed conflict in Iran, these events have destabilized the region and may lead to further significant and prolonged disruptions across all sectors of the shipping industry. If any vessels are in the area and are unable or unwilling to transit due to security concerns then the relevant charter counterparty may try to claim that the owner has not complied with its charterparty contractual obligations, otherwise refuse to pay its charter hire or demand that the shipowner purchase additional insurance, among other things. In addition, vessels in the area are generally more at risk of attack.

In general, war and global conflicts can have direct and indirect impact on global trade. The effect, if any, of any particular war or conflict is hard to predict in consequences, severity and length of time, but could have an impact on shipping.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs and investment in the territories and countries where we or our customers operate, or the perception that they may occur, can depress shipping demand and amplify volatility in the tanker market. In April 2025, the U.S. government announced a baseline tariff of 10% on products imported from all countries and an additional individualized reciprocal tariff on the countries with which the United States has the largest trade deficits. Many of these reciprocal tariffs went into effect in August 2025. Some of these tariffs, including the 10% baseline tariff, were imposed under the International Emergency Economic Powers Act, or the IEEPA. In February 2026, the Supreme Court of the United States struck down the tariffs imposed via the IEEPA. Although the IEEPA tariffs were ruled illegal, tariffs imposed through other measures remain in effect. Further, President Trump, using the Trade Act of 1974, has implemented temporary, 150-day 10% tariff on all imports. The tariff imposed under the Trade Act of 1974 are set to expire on July 24, 2026, and the Trump administration may increase the tariff to 15%. The scope and durability of current and future tariff measures are uncertain. Increased tariffs by the United States have led and may continue to lead to the imposition of retaliatory tariffs by foreign jurisdictions. Additionally, the U.S. government has announced and rescinded multiple tariffs on several foreign jurisdictions, which has increased uncertainty regarding the ultimate effect of the tariffs on economic conditions. Although we are continuing to monitor the economic effects of such announcements, as well as opportunities to mitigate their related impacts, costs and other effects associated with the tariffs remain uncertain.

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

As of December 31, 2025, we had no indicators of impairment for our vessels. Accordingly, no future undiscounted net operating cash flows were required to be determined for any of our vessels, and, as a result, this is not considered a critical accounting estimate as of December 31, 2025.

As of December 31, 2024, we had an indicator of impairment for four of our vessels. For the vessels with impairment indicators as of December 31, 2024, the Company determined the rates to be used in its impairment analysis based on the prevailing market charter rates for the first two years (based on the length of charters that can be secured at the time of the analysis, generally, one to two years) and on inflation-unadjusted historical average rates for similar vessels, from year three onwards. The Company calculated the historical average rates over a 15-year period for 2024, which starts in 2010 and takes into account complete market cycles, and which provides a more representative reference for the long-term rates. These rates are used for the period a vessel is not under a charter contract; if there is a contract, the fixed charter rate of the contract is used for the period of the contract.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	66	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	66	CFO and Treasurer; Class A Director
Aristides P. Pittas	74	Vice Chairman; Class A Director
Stephania Karmiri	58	Secretary
Panagiotis Kyriakopoulos	65	Class B Director
George Taniskidis	65	Class C Director
Apostolos Tamvakakis	68	Class C Director

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

Stephania Karmiri has been our Secretary since our inception on May 5, 2005. Mrs. Karmiri was a member of the Board of Directors of EuroDry since its inception on January 8, 2018 until May 5, 2018 and has been EuroDry’s Secretary since May 5, 2018. She is also the Secretary of the Board of Directors of Euroholdings since March 2024. Since July 1995, Mrs. Karmiri has been the Administration Manager at Eurobulk, our affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri is responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, ensuring compliance of the company’s bank accounts, dealing with corporate matters of the entities, and supervising office administration. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as an assistant to brokers at Allied Shipbrokers, a company that provides shipbroking services for sale and purchase transactions. Mrs. Stephania Karmiri has a BSc in Business Administration from the University of Patras.

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

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer, Internal Auditor and Secretary are provided by Eurobulk. See Item 7 – “Major Shareholders and Related Party Transactions”.

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

Equity Incentive Plan

In November 2021, our Board of Directors approved an equity incentive plan (the "2021 Equity Incentive Plan") to replace the 2018 Equity Incentive Plan. The 2021 Equity Incentive Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Equity Incentive Plan's adoption date. In November 2024, the Company’s Board of Directors approved a new equity incentive plan (the “2024 Equity Incentive Plan”) to replace the 2021 Equity Incentive Plan after the shares of the 2021 Plan are awarded. The 2024 Plan is administered by the Board of Directors which can make awards totaling in aggregate up to 300,000 shares over 10 years after the 2024 Plan's adoption date. Officers, directors and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates are eligible to receive awards under the 2021 and 2024 Equity Incentive Plans. Awards may be made under the 2021 and 2024Equity Incentive Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares and cash awards.

On November 3, 2022, the Board of Directors issued an award of 60,000 non-vested restricted shares to 31 key persons, of which 50% vested on November 16, 2023 and 50% vested on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 were awarded to employees of Eurobulk.

On November 10, 2023, the Board of Directors issued an award of 60,500 non-vested restricted shares to 32 key persons, of which 50% vested on July 1, 2024 and 50% vested on July 1, 2025; awards to officers and directors amounted to 31,000 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

On November 12, 2024, the Board of Directors issued an award of 60,100 non-vested restricted shares to 32 key persons, of which 50% vested on November 14, 2025 and 50% will vest on November 13, 2026; awards to officers and directors amounted to 29,600 and the remaining 30,500 were awarded to employees of Eurobulk.

On November 6, 2025, the Board of Directors issued an award of 63,350 non-vested restricted shares to 37 key persons, of which 50% will vest on July 1, 2026 and 50% will vest on July 1, 2027; awards to officers and directors amounted to 29,600 and the remaining 33,750 were awarded to employees of Eurobulk.

Vesting of the awards is conditioned on continuous employment throughout the period to the vesting date.

C.	Board Practices

The current term of our Class A directors expires in 2026, the current term of our Class B directors expires in 2027 and the current term of our Class C directors expires in 2028.

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

We have no salaried employees, although we pay Eurobulk for the services of our Chief Executive Officer, Chief Financial Officer, Chief Administrative Officer, Investor Relations Officer~~, Internal Auditor~~ and Secretary: Mr. Aristides J. Pittas, Dr. Anastasios Aslidis, Mr. Symeon Pariaros, Ms. Eirini Pitta and Ms. Stephania Karmiri, respectively. Eurobulk also ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that all of our vessels employ experienced and competent personnel. As of December 31, 2025, 190 officers and 290 crew members served on board the vessels in our fleet.

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

Options

No options were granted during the fiscal year ended December 31, 2025. There are currently no options outstanding to acquire any of our shares.

Warrants

We do not currently have any outstanding warrants.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our voting stock as of April 15, 2026 by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our voting stock, each of our directors and executive officers, and all of our directors and executive officers and 5% owners as a group. As of April 15, 2026, we had 13 shareholders of record, seven of which were located in the United States and held an aggregate of 4,308,335 shares of our common stock, representing 61.6% of our outstanding shares of common stock. Of these shares, 4,274,452 were held of record by CEDE & CO., a nominee of The Depository Trust Company. Accordingly, we believe that the shares registered in the name of CEDE & CO., include shares beneficially owned by both U.S. and non-U.S. holders. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (1)	Percent of common Stock (14)
Containers Shareholders Trinity Ltd. (2)	2,744,012	38.9%
Friends Investment Company Inc. (3)	547,522	7.7%
Eurobulk Marine Holdings Inc. (4)	528,169	7.5%
Family United Navigation Co. (5)	231,200	3.3%
Aristides J. Pittas(6)	83,537	1.2%
Anastasios Aslidis (7)	26,910	*
Panagiotis Kyriakopoulos (8)	14,500	*
Aristides P. Pittas (9)	22,898	*
Apostolos Tamvakakis (10)	11,842	*
George Taniskidis (11)	6,200	*
Stephania Karmiri (12)	1,000	*
Symeon Pariaros (13)	2,850	*
All directors and officers and 5% owners as a group	4,220,640	58.6%

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

(2)

Represents 2,744,012 shares of common stock held of record by Containers Shareholders Trinity Ltd. (“CST”). A majority of the shareholders of CST are members of the Pittas family. Investment power and voting control by CST resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by CST may be taken by a majority of the members on its Board of Directors.

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

(5)

Represents 231,200 shares of common stock held of record by Family United Navigation Co. (“FUN”). A majority of the shareholders of FUN are members of the Pittas family. Investment power and voting control by FUN resides in its Board of Directors which consists of three directors, affiliated with the Pittas family. Actions by FUN may be taken by a majority of the members on its Board of Directors.

(6)

Does not include 1,273,766 shares of common stock held of record by CST, and Friends by virtue of ownership interest in above entities by Mr. Pittas. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 5,500 shares vesting on July 1, 2026, 5,500 shares of common stock vesting on November 13, 2026 and 5,500 shares vesting on July 1, 2027.

(7)

Does not include 7,344 shares of common stock held of record by CST by virtue of ownership interest in above entity by Mr. Aslidis. Mr. Aslidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 3,750 shares vesting on July 1, 2026, 3,750 shares of common stock vesting on November 13, 2026 and 3,750 shares vesting on July 1, 2027.

(8)	Includes 700 shares vesting on July 1, 2026, 700 shares of common stock vesting on November 13, 2026 and 700 shares vesting on July 1, 2027.

(9)

Does not include 433,968 shares of common stock held of record by CST, Friends and Family United Navigation Co., by virtue of ownership interest in above entities by Mr. Pittas and members of his family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 1,550 shares vesting on July 1, 2026, 1,550 shares of common stock vesting on November 13, 2026 and 1,550 shares vesting on July 1, 2027.

(10)	Includes 700 shares vesting on July 1, 2026, 700 shares of common stock vesting on November 13, 2026 and 700 shares vesting on July 1, 2027.

(11)

Does not include 45,410 shares held of record by Friends, by virtue of Mr. Taniskidis’ ownership in CST and Friends. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest. Includes 700 shares vesting on July 1, 2026, 700 shares of common stock vesting on November 13, 2026 and 700 shares vesting on July 1, 2027.

(12)	Includes 250 shares vesting on July 1, 2026, 250 shares vesting on November 13, 2026 and 250 shares vesting on July 1, 2027.

(13)	Includes 950 shares vesting on July 1, 2026, 950 shares of common stock vesting on November 13, 2026 and 950 shares vesting on July 1, 2027.

(14)	Voting stock includes 93,393 unvested shares for a total of 7,055,881 issued and outstanding shares of the Company as of April 15, 2026.

B.	Related Party Transactions

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

Our Master Management Agreement with Eurobulk, which we initially entered in 2008, was amended and restated as of January 1, 2018 for an additional five-year term until January 1, 2023. It was then automatically extended for an additional five-year period until January 1, 2028. The Master Management Agreement can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The Master Management Agreement will automatically be extended after each period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Each new vessel we may acquire in the future will enter into a separate management agreement with Eurobulk with a rate and term coinciding with the rate and remaining term of the Master Management Agreement effective at such time.

Under the amended and restated Master Management Agreement, starting January 1, 2025, the daily management fee per vessel was adjusted for inflation to 840 Euros per vessel(approximately $991, using the exchange rate as of December 31, 2025, which was $1.18 per Euro). This cost is reduced by half (420 Euros per vessel per day or approximately $496, using the exchange rate as of December 31, 2025, which was $1.18 per Euro) for any vessels that are laid up or under construction. Starting January 1, 2026, the daily management fee per vessel was adjusted to 875 Euros per vessel (approximately $1033, using the exchange rate as of December 31, 2025, which was $1.18 per Euro), to reflect further inflation. This cost is reduced by half (437.50 Euros per vessel per day or approximately $516, using the exchange rate as of December 31, 2025, which was $1.18 per Euro) for any vessels that are laid up or under construction. This fee will remain effective and adjusted for inflation every year until the expiration of the Master Management Agreement on January 1, 2028.

The fixed annual management fee cost was adjusted for inflation to $2,300,000 with effect from January 1, 2025 and from January 1, 2026 to $2,360,000 to account for further inflation. The fee will be adjusted for inflation every year until the expiration of the Master Management Agreement on January 1, 2028. For 2025, we also paid an additional special bonus of $1,050,000, respectively, to Eurobulk’s employees, affiliated subcontractors and consultants.

Eurobulk has received fees for management and executive compensation expenses of $11,345,498 during 2025.

We receive chartering and sale and purchase services from Eurochart, a company owned by certain members of the Pittas family, and pay a commission of 1.25% on charter revenue and 1% on vessel sale price. During 2025, the Company paid Eurochart $2,816,435 for chartering commissions and $631,500 for vessel sales.

Technomar S.A., a crewing agent, and Sentinel Marine Services Inc., an insurance brokering company, are affiliates to whom we pay a fee of about $50 per crew member per month and a commission on insurance premiums not exceeding 5%, respectively. Total fees charged by Sentinel and Technomar were $181,061 and $360,141 in 2025, respectively.

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

Dividend Policy

We paid a quarterly dividend to our common stock for thirty-two consecutive quarters from our inception in 2005 until November 2013 when our Board of Directors decided to suspend our quarterly dividend in order to focus every resource available in exploiting investment opportunities in the market. In May 2022, our Board of Directors reinstated our common stock dividend plan. In 2023, our Board of Directors declared quarterly dividends of $0.50 per share for each of the first, second and third quarters and on February 21, 2024 our Board of Directors declared a quarterly dividend of $0.60 per share for the fourth quarter of 2023. These dividends were paid on June 16, 2023, September 16, 2023, December 16, 2023 and March 15, 2024, respectively. In 2024, our Board of Directors also declared quarterly dividends of $0.60 per share for each of the second and third quarters of 2024 and on February 27, 2025, they declared a quarterly dividend of $0.65 per share for the fourth quarter of 2024. These dividends were paid on June 19, 2024, September 17, 2024, December 17, 2024, and March 18, 2025, respectively. In 2025, our Board of Directors also declared quarterly dividends of $0.65 per share for the first quarter of 2025 and $0.70 per share for the second and third quarter of 2025, respectively. A quarterly dividend of $0.75 per share was declared for the fourth quarter of 2025 on February 25, 2026. The above dividends were paid on July 16, 2025, September 16, 2025, December 15, 2025 and March 17, 2026, respectively. The exact timing and amount of any future dividend payments to our common stock will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in our loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels.

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

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.03 per share and 20,000,000 shares of preferred stock par value $0.01 per share. There is no limitation on the right to own securities or the rights of non-resident shareholders to hold or exercise voting rights on our securities under Marshall Islands law or our articles of incorporation or bylaws. All of our shares of stock are in registered form.

Common Stock

As of December 31, 2025 and April 15, 2026, there were 7,055,881 shares issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the shareholders. Holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of our common stock when issued will be fully paid for and non-assessable.

Preferred Stock

As of December 31, 2025 and April 15, 2026, there are no preferred shares issued and outstanding.

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

The Treasury Regulations also require that our stock be “regularly traded” on an established securities market. Under the Treasury Regulations, our common shares will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding stock, by both total combined voting power of all classes of stock entitled to vote and total value, are listed on such market, to which we refer as the Listing Threshold. Our common stock, which is listed on the Nasdaq Capital Market and is our only class of publicly-traded stock, constituted more than 50% of our outstanding shares by value for the 2025 taxable year, and accordingly, we believe that we satisfied the listing threshold for the 2025 taxable year.

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

We believe that we were subject to the Five Percent Override Rule, but nonetheless satisfied the Publicly-Traded Test for the 2025 taxable year because our nonqualified 5% Shareholders did not own more than 50% of our common stock for more than half of the days during the taxable year. We intend to take this position on our 2025 U.S. federal income tax returns.

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

Interest Rate Fluctuation Risk

The international containership shipping industry is capital-intensive, requiring significant amounts of investment. Much of this investment is financed by long term debt. Our debt usually contains interest rates that fluctuate with SOFR. See Item 3.D: “Risk Factors” above for more information on risks related to volatility in SOFR.

We are subject to market risks relating to changes in interest rates because we have floating rate debt outstanding, which is based on the SOFR reference rate plus, in the case of each credit facility, a specified margin. Our objective is to manage the impact of interest rate changes on our earnings and cash flow in relation to our borrowings and to this effect, when we deem appropriate, we use derivative financial instruments. During 2025, we held one interest rate swap that was to expire in January 2028. We early terminated the interest rate swap in October 2025. As a result, the notional amount of our interest rate swap as of December 31, 2025 was nil. As of December 31, 2024 the notional amount of our interest rate swap was $20.0 million.

As at December 31, 2025, we had $218.62 million of floating rate debt outstanding with margins over SOFR ranging from 1.80% to 2.295%. Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and increased our cash outflows in the twelve-month period ended December 31, 2025 by approximately $2,246,544 assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of our debt as of December 31, 2025 in U.S. dollars to a 100 basis points increase in the SOFR during the next five years. Specifically, the interest we will have to pay for our floating rate debt will increase.

Year Ended December 31,	Amount in $ (floating rate debt)
2026	2,085,383
2027	1,822,802
2028	1,561,286
2029	1,267,546
2030 and thereafter	1,972,201

Foreign Currency Exchange Rate Risk

The international containership shipping industry’s functional currency is the U.S. dollar. We generate all of our revenues in U.S. dollars, but incurred approximately 23% of our vessel operating expenses and drydocking expenses in 2025 in currencies other than U.S. dollars. Comparatively, in 2024 approximately 19% of our vessel operating expenses and drydocking expenses were in currencies other than U.S. dollars. In addition, our vessel management fee is denominated in Euros and certain general and administrative expenses (about 7% in 2024 and 5% in 2025) are mainly in Euros and some other currencies. As of December 31, 2025, approximately 37% of our outstanding trade accounts payable were denominated in currencies other than the U.S. dollar, mainly in Euros. We do not use currency exchange contracts to reduce the risk of adverse foreign currency movements but we believe that our exposure from market rate fluctuations is unlikely to be material. Net foreign exchange gain for the year ended December 31, 2024 was $18,633, while the net foreign exchange loss for the year ended December 31, 2025 was $119,655.

A hypothetical 10% immediate and uniform adverse move in all currency exchange rates from the rates in effect as of December 31, 2025, would have increased our vessel operating expenses and dry-docking expenses by approximately $1.23 million and the fair value of our outstanding trade accounts payable by approximately $0.15 million.

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

(a)	Evaluation of Disclosure Controls and Procedures

Pursuant to Rules 13a-15(e) or 15d-15(e) of the Exchange Act, the Company’s management, under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2025. The term disclosure controls and procedures is defined under SEC rules as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2025, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

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

Our management, with the participation of Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria set forth in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework). As a result of its assessment, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2025.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Euroseas Ltd.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 29, 2026, expressed an unqualified opinion on those financial statements.

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

April 29, 2026

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”):

	2024 (dollars in thousands)	2025 (dollars in thousands)
Audit Fees	$428	$355
Audit – Related Fees	-	-
Tax Fees	-	-
Other Fees	-	-
Total	$428	$355

Audit fees relate to compensation for professional services rendered for the audit of the consolidated financial statements of the Company and for the review of the quarterly financial information as well as in connection with any other audit services required for SEC or other regulatory filings or offerings. For 2024, audit fees include fees related to the audit of Euroholdings Ltd. as of October 31, 2024, a wholly owned subsidiary of the Company as of December 31, 2024, which was spun off as well as the audit of Euroholdings Ltd. Predecessor for the year ended December 31, 2023 and 2022 and interim review for the period ended June 30, 2024 and 2023 for inclusion in the Registration statement on Form 20-F and reading the Registration statement amendments. For 2025, audit fees include fees related to reading the Registration statement amendments of Euroholdings Ltd and to procedures to provide our consent to incorporate by reference in them our auditor’s reports relating to the abovementioned audits.

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

Share Repurchase Program

On May 23, 2022, we announced that our Board of Directors approved a share repurchase program (the “Program”) to purchase up to an aggregate of $20.0 million of our common shares, which was extended in May 2023, 2024 and 2025, respectively for another year. The Board will review the Program after a period of twelve months. Share repurchases will be made from time to time for cash in open market transactions pursuant to Rule 10b-18 of the Exchange Act at prevailing market prices and/or in privately negotiated transactions. The timing and amount of purchase under the Program will be determined by management based upon market conditions and other factors. The Program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company’s discretion and without notice. We will cancel common shares repurchased as part of the Program. During the year ended December 31, 2025, we repurchased the following common shares:

Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs
March 1-31, 2025	37,625	$31.731	463,079	$9,630,876
April 1-30, 2025	3,300	$30.330	466,379	$9,530,787
November 1-30, 2025	8,298	$57.488	474,677	$9,053,752
December 1-31, 2025	5,783	$57.031	480,460	$8,723,941
Total	55,006	N/A	480,460	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2025. Subsequent to December 31, 2025, we have not repurchased any additional common shares.

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

The governance of cybersecurity risks is overseen by our board of directors, with the audit committee dedicated to this area. This group receives regular updates on cybersecurity matters from our Manager. This approach ensures that we are prepared to identify, assess, and respond to cybersecurity challenges, aligning our risk management with our organizational goals. For the year ended December 31, 2025 and up to the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

In 2024, our Manager appointed a Chief Information Security Officer who has been overseeing the information, cybersecurity, and technology security. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents. He develops appropriate plans to mitigate such risks. Such plans are validated by the members of our Board. The Chief Information Security Officer belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. In March 2025 our Manager appointed a Chief Technology Officer (CTO) who overtook the role of the Chief Information Security Officer.

The CTO belongs to the Safety & Quality division of our Manager and reports to our Chief Executive Officer. She leverages 15 years of experience in the Information and Communication Technology sector within the maritime industry. She holds a PhD in Telecommunications and Networks from the School of Electrical and Computer Engineering (ECE) at the National Technical University of Athens (NTUA), an MBA in Techno-Economics from NTUA and the University of Piraeus (UNIPI), and a Bachelor’s degree from ECE, NTUA. Currently, she is completing her MSc in Cybersecurity and Data Science at UNIPI. Our CTO is certified as an ISO27001 and ISO22301 TÜV Austria Lead Auditor and as a Certified Information Security Manager (CISM) by ISACA. Additionally, she serves as the Secretary of the Board of Directors for the Association of Maritime Managers in Information Technology and Communications (AMMITEC).

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

The financial statements set forth on pages F-1 through F-45, together with the report of independent registered public accounting firm, are filed as part of this annual report.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Incorporation of Euroseas Ltd.(12)
1.2	Bylaws of Euroseas Ltd.(13)
1.3	Amendment to Bylaws of Euroseas Ltd.(13)
2.1	Specimen Common Stock Certificate(3)
2.2	Form of Securities Purchase Agreement(1)
2.3	Form of Registration Rights Agreement(1)
2.4	Form of Warrant(1)
2.5	Registration Rights Agreement between Euroseas Ltd. and Friends Investment Company Inc., dated November 2, 2005(14)
2.6	Form of Subscription Rights Certificate(15)
2.7	Description of Securities(10)
4.1	Form of Lock-up Agreement(1)
4.2	Form of Standard Ship Management Agreement(1)
4.3	Agreement between Eurobulk Ltd. and Eurochart S.A., for the provision of exclusive brokerage services, dated December 20, 2004(1)
4.4	Form of Current Time Charter(1)
4.5	Form of Right of First Refusal(2)
4.6	Form of Advisory Agreement(2)
4.7	Form of Senior Security Debt Indenture(3)
4.8	Form of Subordinated Debt Security Indenture(3)
4.9	Form of Stockholders Rights Agreement dated May 27, 2019(6)
4.10	Registration Rights Agreement between Euroseas Ltd. and Synergy Holdings Limited dated November 7, 2019(7)
4.11

Loan Agreement between Gregos Maritime Ltd. as Borrower, and Eurobank S.A. as Lenders, Arranger, Account Bank, Agent and Security Trustee, in respect of a loan of up to $26,000,000 dated March 30, 2023 (16)

4.12	Euroseas Ltd. 2021 Equity Incentive Plan (10)
4.13	Loan Agreement between Terataki Shipping Ltd, as Borrower, Euroseas Ltd. as Guarantor and National Bank of Greece S.A., as Lender, in respect of a loan of up to $26,000,000 dated June 29, 2023 (16)
4.14

Loan Agreement between Antwerp Shipping Ltd., Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers, and Piraeus Bank S.A. as Lender, in respect of a loan of up to $40,000,000 dated July 12, 2023 (16)

4.15

Supplemental Agreement between Antwerp Shipping Ltd, Busan Shipping Ltd., Keelung Shipping Ltd. and Oakland Shipping Ltd., as Borrowers and Piraeus Bank S.A., as Lender, in respect of a loan of up to $40,000,000 dated November 8, 2023 (16)

4.16	Addendum No. 17 to Amended and Restated Master Management Agreement between Euroseas Ltd. and Eurobulk Ltd. dated as of February 10, 2026
4.17	Loan Agreement between Leonidas Shipping Ltd., as Borrower, and First-Citizens Bank & Trust Company as Lender, in respect of a loan of up to $22,000,000 dated April 18, 2024 (17)
4.18

Sale and Leaseback Term Sheet between Euroseas Ltd., and Fuji Iron Works Co., Ltd. (Japan) and Yassan. SJ. Shipping, S.A. (Panama) in respect of a financing arrangement of US$27,000,000 dated May 1, 2023 (17)

4.19

Loan Agreement between Monica Shipowners Ltd. and Stephania Shipping Ltd., as Borrower, and National Bank of Fujairah PJSC Company as Lender, in respect of a loan of up to $45,000,000 dated May 2, 2024 (17)

4.20	Loan Agreement between Pepi Shipping Ltd, as Borrower, and Piraeus Bank S.A., as Lender, in respect of a loan of up to $20,400,000 dated July 11, 2024. (17)
4.21	Loan Agreement between Symeon Shipping Ltd., as Borrower, and Eurobank S.A., as Lender, in respect of a loan of up to $26,000,000 dated December 16, 2024 (17)

4.22

Loan Agreement dated 18 April 2024, as amended and restated by a Deed of Accession, Amendment and Restatement, between Leonidas Shipping Ltd. and Dear Panel Shipping Ltd., as Borrowers, and First-Citizens Bank & Trust Company as Lender, in respect of a loan of up to $48,000,000, dated January 28, 2025.

4.23	Euroseas Ltd. 2024 Equity Incentive Plan
8.1	Subsidiaries of the Registrant
11.1	Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Certified Public Accountants S.A.
97.1	Policy Regarding the Recovery of Erroneously Awarded Compensation. (16)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1)	Filed as an Exhibit to the Company's Registration Statement (File No. 333-129145) on October 20, 2005.
(2)	Filed as an Exhibit to the Company’s Amendment No. 4 to Registration Statement (File No. 333-138780) on January 29, 2007.
(3)	Filed as an Exhibit to the Company’s Registration Statement (File No. 333-152089) on July 2, 2008.
(4)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 18, 2009.
(5)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on April 25, 2019.
(6)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 28, 2019.
(7)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2020.
(8)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 29, 2020.
(9)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2021.
(10)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 22, 2022.
(11)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 28, 2023.
(12)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on May 27, 2011.
(13)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 28, 2010.
(14)	Filed as an Exhibit to the Company's Amendment No.1 to Registration Statement (File No. 333-129145) on December 5, 2005.
(15)	Filed as an Exhibit to the Company’s Form 6-K (File No. 001-33283) on May 25, 2012.
(16)	Filed as an Exhibit to the Company's Annual Report on Form 20-F (File No. 001-33283) on April 30, 2024.
(17)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F (File No. 001-33283) on May 15, 2025.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

EUROSEAS LTD.
(Registrant)

By: /s/ Aristides J. Pittas
Aristides J. Pittas
Chairman, President and CEO

Date: April 29, 2026

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

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Euroseas Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

April 29, 2026

We have served as the Company's auditor since at least 2004, in connection with its initial public offering; however, an earlier year could not be reliably determined.

Euroseas Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2024 and 2025

(All amounts, except share data, expressed in U.S. Dollars)

	Notes	December 31, 2024	December 31, 2025
Assets
Current assets
Cash and cash equivalents		73,739,504	176,460,053
Restricted cash	9	926,823	564,027
Trade accounts receivable, net		4,551,077	10,159,572
Other receivables		775,793	1,365,550
Inventories	3	3,191,140	2,817,493
Prepaid expenses		1,338,031	984,394
Derivative	15,16	184,392	-
Total current assets		84,706,760	192,351,089

Long-term assets
Vessels, net	5	443,386,898	465,913,492
Advances for vessels under construction	4	56,924,663	35,890,936
Restricted cash	9	6,000,000	6,300,000
Derivative	15,16	200,636	-
Total assets		591,218,957	700,455,517

Liabilities and shareholders’ equity
Current liabilities
Long-term debt, current portion	9	36,930,532	19,151,932
Trade accounts payable		5,735,830	3,907,792
Accrued expenses	6	4,482,282	9,035,452
Accrued dividends	12,17	121,030	143,510
Deferred revenues		8,237,629	5,291,870
Due to related company	8	1,662,306	1,821,723
Total current liabilities		57,169,609	39,352,279

Long-term liabilities
Long-term debt, net of current portion	9	168,473,386	197,659,451
Fair value of below market time charters acquired	7	2,626,130	-
Total long-term liabilities		171,099,516	197,659,451
Total liabilities		228,269,125	237,011,730

Commitments and contingencies	11

Shareholders’ equity
Common stock (par value $0.03, 200,000,000 shares authorized, 7,047,537 and 7,055,881 issued and outstanding, respectively)	17	211,426	211,676
Additional paid-in capital		258,887,424	258,724,564
Retained earnings		103,850,982	204,507,547
Total shareholders’ equity		362,949,832	463,443,787
Total liabilities and shareholders’ equity		591,218,957	700,455,517

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of operations

Years ended December 31, 2023, 2024 and 2025

(All amounts, except for share data, expressed in U.S. Dollars)

Notes		2023	2024	2025
Revenues
Time charter revenue		195,779,495	218,912,526	234,439,224
Voyage charter revenue		-	473,055	-
Commissions (including $2,350,919, $2,587,722 and $2,816,435, respectively, to related party)	8	(6,422,112)	(6,488,268)	(6,565,662)
Net revenue		189,357,383	212,897,313	227,873,562
Operating expenses / (income)
Voyage expenses	14	1,284,375	1,975,569	1,059,154
Vessel operating expenses (including $344,624, $432,409 and $541,202, respectively, to related party)	8,14	42,004,155	46,685,920	46,846,903
Dry-docking expenses		3,373,648	10,537,928	6,607,677
Vessel depreciation	5	22,835,469	26,367,517	28,612,080
Related party management fees	8	5,720,831	7,067,408	7,995,498
General and administrative expenses (including $2,650,000, $2,850,000 and $3,350,000, respectively, to related party)	8,12	4,744,907	5,938,870	6,802,563
Net gain on sale of vessels (including $142,266, $100,000 and $631,500, respectively, to related party)	5,8	(5,158,370)	(5,692,653)	(19,429,726)
Impairment loss	5	13,832,716	-	-
Other operating income	18	(2,727,114)	-	(120,000)
Gain on time charter agreements termination	7	(15,984,253)	-	-
Total operating expenses, net		69,926,364	92,880,559	78,374,149
Operating income		119,431,019	120,016,754	149,499,413
Other (expenses)/ income
Interest and other financing costs	9	(6,431,007)	(10,620,703)	(14,992,987)
Gain / (loss) on derivatives, net	15	178,128	1,001,754	(238,624)
Foreign exchange (loss)/ gain		(33,634)	18,633	(119,655)
Interest income		1,404,773	2,359,240	2,819,232
Other expenses, net		(4,881,740)	(7,241,076)	(12,532,034)
Net income		114,549,279	112,775,678	136,967,379
Weighted average number of shares outstanding during the year, basic	13	6,931,280	6,938,204	6,943,682
Earnings per share, basic	13	16.53	16.25	19.73
Weighted average number of shares outstanding during the year, diluted	13	6,936,060	6,961,266	6,947,139
Earnings per share, diluted	13	16.52	16.20	19.72

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of shareholders’ equity

Years ended December 31, 2023, 2024 and 2025

(All amounts, except share data, expressed in U.S. Dollars)

	Number of Shares Outstanding	Common Stock Amount	Additional Paid - in Capital	(Accumulated Deficit) / Retained Earnings	Total
Balance January 1, 2023	7,116,206	213,486	260,539,222	(92,597,511)	168,155,197
Net income	-	-	-	114,549,279	114,549,279
Issuance of restricted shares for stock incentive award and share-based compensation	60,500	1,815	1,081,599	-	1,083,414
Repurchase and cancellation of common shares	(162,375)	(4,871)	(3,140,564)	-	(3,145,435)
Offering expenses paid	-	-	(46,020)	-	(46,020)
Dividends declared ($2.00 per share)	-	-	-	(14,021,226)	(14,021,226)
Balance December 31, 2023	7,014,331	210,430	258,434,237	7,930,542	266,575,209
Net income	-	-	-	112,775,678	112,775,678
Issuance of restricted shares for stock incentive award and share-based compensation	60,100	1,803	1,518,130	-	1,519,933
Repurchase and cancellation of common shares	(24,744)	(742)	(1,065,008)	-	(1,065,750)
Shares forfeited	(2,150)	(65)	65		-
Dividends declared ($2.40 per share)	-	-	-	(16,855,238)	(16,855,238)
Balance December 31, 2024	7,047,537	211,426	258,887,424	103,850,982	362,949,832
Net income	-	-	-	136,967,379	136,967,379
Spin-off of Euroholdings Ltd. to shareholders (Note 1)	-	-	-	(17,331,722)	(17,331,722)
Issuance of restricted shares for stock incentive award and share-based compensation	63,350	1,900	1,957,664	-	1,959,564
Repurchase and cancellation of common shares	(55,006)	(1,650)	(2,120,524)	-	(2,122,174)
Dividends declared ($2.70 per share)	-	-	-	(18,979,092)	(18,979,092)
Balance December 31, 2025	7,055,881	211,676	258,724,564	204,507,547	463,443,787

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

	2023	2024	2025
Cash flows from operating activities:
Net income	114,549,279	112,775,678	136,967,379
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	22,835,469	26,367,517	28,612,080
Impairment loss	13,832,716	-	-
Amortization and write off of deferred charges	475,511	538,789	474,582
Net gain on sale of vessels	(5,158,370)	(5,692,653)	(19,429,726)
Amortization of fair value of below market time charters acquired	(11,368,879)	(4,954,176)	(2,626,130)
Gain on time charter agreements termination	(15,984,253)	-
Share-based compensation	1,083,414	1,519,933	1,959,564
Change in fair value of derivatives	4,036,107	(609,209)	385,028
Changes in operating assets and liabilities:
(Increase) / decrease in:
Trade accounts receivable	(1,464,979)	(2,513,137)	(5,872,800)
Prepaid expenses	(152,627)	(835,198)	203,911
Other receivables	3,239,195	1,500,143	(639,182)
Inventories	178,138	(652,798)	165,970
Due from related company	32,146	-	(1,266,246)
Increase / (decrease) in:
Due to related company	1,298,941	363,365	159,417
Trade accounts payable	(1,079,404)	779,251	(395,089)
Accrued expenses	109,232	2,616,667	5,036,266
Deferred revenues	3,545,489	(3,038,282)	(2,601,539)
Net cash provided by operating activities	130,007,125	128,165,890	141,133,485
Cash flows from investing activities:
Cash paid for vessels under construction	(111,475,509)	(173,719,072)	(74,450,202)
Cash paid for vessel acquisitions and vessel improvements	(817,740)	(5,201,697)	(2,601,808)
Net proceeds from sale of vessels	10,100,598	10,146,400	61,851,722
Net cash used in investing activities	(102,192,651)	(168,774,369)	(15,200,288)

(Consolidated statements of cash flows continue on the next page)

Euroseas Ltd. and Subsidiaries

Consolidated statements of cash flows

Years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

(Continued)

	2023	2024	2025
Cash flows from financing activities:
Cash paid for share repurchase	(3,145,435)	(1,065,750)	(2,122,174)
Dividends paid	(13,982,351)	(16,839,457)	(18,956,612)
Offering expenses paid	(102,896)	-
Loan arrangement fees paid	(731,000)	(1,398,700)	(429,000)
Proceeds from long-term debt	92,000,000	114,400,000	52,000,000
Repayment of long-term debt	(68,975,000)	(38,137,585)	(40,638,117)
Cash retained by Euroholdings Ltd at spin-off		-	(13,129,541)
Net cash provided by / (used in) financing activities	5,063,318	56,958,508	(23,275,444)
Net increase in cash, cash equivalents and restricted cash	32,877,792	16,350,029	102,657,753
Cash, cash equivalents and restricted cash at beginning of year	31,438,506	64,316,298	80,666,327
Cash, cash equivalents and restricted cash at end of year	64,316,298	80,666,327	183,324,080
Cash breakdown
Cash and cash equivalents	58,613,304	73,739,504	176,460,053
Restricted cash, current	2,994	926,823	564,027
Restricted cash, long term	5,700,000	6,000,000	6,300,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	64,316,298	80,666,327	183,324,080

Supplemental cash flow information
Cash paid for interest, net of capitalized expenses	5,788,025	9,967,322	13,621,717
Financing, and investing activities fees:
Capital expenditures for vessels under construction, vessel acquisitions and vessel improvements included in liabilities	2,371,700	1,147,540	207,328
Dividends declared but not paid	105,250	121,030	143,510

The accompanying notes are an integral part of these consolidated financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

The Pittas family is the controlling shareholder of Friends Investment Company Inc., Containers Shareholders Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co., which, in turn, own 59.1% of the Company’s shares as of December 31, 2025.

On January 3, 2025, the Company announced its intent to spin-off the Company’s older three vessels, M/V “Aegean Express”, M/V “Diamantis P” and M/V “Joanna”, into a separate company, Euroholdings Ltd. (“Euroholdings”), which applied for listing on the NASDAQ Capital Market. The Company contributed the three vessel owning companies to Euroholdings on January 8, 2025 in exchange for 100% of the shares of Euroholdings, which it would then distribute to its shareholders upon the spin-off distribution. Shares of Euroholdings Ltd. were distributed on March 17, 2025 (the “Distribution Date”) to shareholders of record of the Company as of March 7, 2025 (the “Record Date”). The Company’s shareholders received one share of common stock of Euroholdings Ltd. for every two and a half shares of common stock of the Company they owned as of the Record Date. Beginning on March 18, 2025, the common shares of Euroholdings Ltd. began trading on NASDAQ under the symbol “EHLD".

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

The transaction was accounted for as a transfer of net assets between entities under common control in accordance with ASC 805-50. Accordingly, the assets and liabilities were transferred at their historical carrying amounts, and no gain or loss was recognized. The assets and liabilities that were transferred to Euroholdings Ltd. on March 17, 2025 at their recorded amounts (no impairment of value was required) were as follows:

March 17, 2025
Cash and cash equivalents	2,318
Due from former parent company (*)	13,129,541
Due from related company	1,266,246
Trade accounts receivable, net	264,305
Prepaid expenses	149,726
Other receivables	49,425
Inventories	207,677
Total current assets	15,069,238
Vessels, net	3,585,027
Total long-term assets	3,585,027
Total assets	18,654,265
Trade accounts payable	495,227
Accrued expenses	483,096
Deferred revenues	344,220
Total current liabilities	1,322,543
Total liabilities	1,322,543
Distribution of net assets of Euroholdings Ltd. to the Company’s shareholders	17,331,722

(*) Subsequent to the Distribution Date and up to March 31, 2025, the Company transferred to a bank account of Euroholdings Ltd the proceeds from the sale of vessel Diamantis amounting to $13,129,541, settling the “Due from former parent company” balance presented above.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

The Company is engaged in the ocean transportation of containers through ownership and operation of container carrier ship-owning companies. Details of the Company’s wholly owned subsidiaries as of December 31, 2025, are set out below:

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

●

Emmanuel Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 27, 2022, owner of the Marshall Islands flag 50,796 DWT / 4,250 TEU container carrier M/V “Emmanuel P”, which was built in 2005 and acquired on May 24, 2022.

●

Rena Shipping Ltd., incorporated in the Republic of the Marshall Islands on April 27, 2022, owner of the Marshall Islands flag 50,796 DWT / 4,250 TEU container carrier M/V “Rena P”, which was built in 2007 and acquired on June 27, 2022.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

b)	Subsidiaries owning vessels under construction

●

Nikitas Shipping Ltd., previously named Waylon Consulting Co. and renamed on October 15, 2024, incorporated in the Republic of Marshall Islands on April 1, 2024, entered on June 28, 2024, into a shipbuilding contract with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a 4,484 TEU container carrier (Hull No. 1712). The vessel is expected to be delivered in the fourth quarter of 2027.

●

Elena Shipowners Ltd., previously named Impatien Finance S.A. and renamed on October 15, 2024, incorporated in the Republic of Marshall Islands on May 9, 2024, entered on June 28, 2024, into a shipbuilding contract with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a 4,484 TEU container carrier (Hull No. 1711). The vessel is expected to be delivered in the fourth quarter of 2027.

●

Thrylos Shipping Ltd., previously named Havasu Seaways Ltd., which was renamed and became a subsidiary of Euroseas on July 28, 2025, was incorporated in the Republic of Liberia on February 15, 2023, entered on June 28, 2024, into a shipbuilding contract with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a 4,484 TEU container carrier (Hull No. 1768). The vessel is expected to be delivered in the first quarter of 2028.

●

Socrates Shipping Ltd., previously named Janina Ltd., which was renamed and became a subsidiary of Euroseas on July 28, 2025, was incorporated in the Republic of Liberia on November 20, 2023, entered on June 28, 2024, into a shipbuilding contract with Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. for the construction of a 4,484 TEU container carrier (Hull No. 1769). The vessel is expected to be delivered in the second quarter of 2028.

●

Danai Shipowners Ltd., incorporated in the Republic of Liberia on November 12, 2025, entered on December 16, 2025, into a shipbuilding contract with Huanghai Shipbuilding Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. HCY-438). The vessel is expected to be delivered in the second quarter of 2028.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

1.	Basis of Presentation and General Information - continued

●

Neni Shippping Ltd., incorporated in the Republic of Liberia on November 12, 2025, entered on December 16, 2025, into a shipbuilding contract with Huanghai Shipbuilding Co., Ltd. for the construction of a 2,800 TEU container carrier (Hull No. HCY-439). The vessel is expected to be delivered in the third quarter of 2028.

c)	Non-vessel owning subsidiaries

●

Gregos Shipping Ltd., incorporated in the Republic of Liberia on May 25, 2017, owner of the Liberian flag 35,600 DWT / 2,788 TEU container carrier M/V “EM Astoria”, which was built in 2004 and acquired on June 20, 2017. The vessel was sold on June 26, 2024.

●

Marcos Shipping Ltd., incorporated in the Republic of the Marshall Islands on September 27, 2021, owner of the Panamanian flag 72,968 DWT / 6,350 TEU container carrier M/V “Marcos V”, which was built in 2005 and acquired on December 14, 2021. The vessel was sold on October 20, 2025.

●

Eurocon Ltd., incorporated in the Republic of the Marshall Islands on September 18, 2017, owner of the Antwerp Shipping Ltd., Busan Shipping Ltd., Gregos Shipping Limited, Keelung Shipping Ltd. and Oakland Shipping Ltd.

●	Argonaut Sponsor LLC and Argonaut Acquisition Corporation are dormant entities incorporated in the State of Delaware on February 11, 2022.

During the years ended December 31, 2023, 2024 and 2025, the following charterers individually accounted for more than 10% of the Company’s revenues as follows:

	Year ended December 31,
Charterer	2023	2024	2025
Orient Overseas Container Line Ltd, Hong	-	12%	32%
Maersk Line A/S	23%	22%	23%
Asyad Line LLC	11%	17%	15%
CMA CGM, Marseille	10%	10%	10%
Zim Integrated Shipping Services Ltd.	23%	15%	-
Hapag-Lloyd AG, Hamburg	-	10%	-
Sealand Maersk Asia Pte. Ltd	15%	-	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

Vessels Held for Sale

The Company may dispose of certain of its vessels when suitable opportunities occur, including prior to the end of their useful lives. The Company classifies a vessel as being held for sale when the following criteria are met: (i) management is committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the vessel is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies - continued

Depreciation

Depreciation is calculated on a straight-line basis over the estimated useful life of the vessel with reference to the cost of the vessel, and estimated scrap value. Remaining useful lives of vessels are periodically reviewed and revised to recognize changes in conditions and such revisions, if any, are recognized over current and future periods. The Company estimates that its vessels have a useful life of 25 years from the completion of their construction. On nearing the completion of such period, each vessel’s useful life is further assessed based on the Company’s intentions of future use of such vessel and may be increased for up to 3 additional years. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.25 per light weight ton as of December 31, 2024 and 2025.

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

Revenue and expense recognition

Revenues are generated from time charters or infrequently from voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified fixed or index-linked daily charter hire rate, which is generally payable 15 or 30 days in advance as determined in the charter party agreement. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight.

The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2023, 2024 and 2025 the duration of the Company’s time charter contracts ranged from two months up to 4 years and certain time charter contracts included renewal options up to 12 months. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured. A time charter generally provides typical warranties and owner protective restrictions. The Company’s time charter agreements are classified as operating leases pursuant to ASC 842, because (i) the vessel is an identifiable asset, (ii) the Company does not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel, during the term of the contract, and derives the economic benefits from such use. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubricants. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

Euroholdings Spin-off

The Company accounted for the Spin-Off transaction as a transfer of net assets between entities under common control in accordance with ASC 505-60, Spinoffs and Reverse Spinoffs, and ASC 805-50, Business Combinations—Transactions Between Entities Under Common Control. As there was no change in control over the transferred net assets from the perspective of the ultimate shareholders, the transaction was recorded at historical carrying amounts.

Accordingly, the assets and liabilities transferred were derecognized at their carrying values, and no gain or loss was recognized in the Company’s financial statements.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

Earnings / (loss) per common share

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted-average number of common shares outstanding during the period. The weighted-average number of common shares outstanding does not include any potentially dilutive securities or any non-vested restricted shares of common stock. These non-vested restricted shares, although classified as issued and outstanding as of December 31, 2024 and 2025, are considered contingently returnable until the restrictions lapse and will not be included in the basic earnings / (loss) per share calculation until the shares are vested.

Diluted earnings / (loss) per share gives effect to all potentially dilutive securities to the extent that they are dilutive, using the treasury stock method. The Company uses the treasury stock method for non-vested restricted shares to assess the dilutive effect.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

2.	Significant Accounting Policies – continued

Sale and lease back transactions

Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) are treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels, net” on its consolidated balance sheets, while the financing liability is presented in “Long – term debt” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Vessel depreciation” in the consolidated statements of operations while the corresponding interest expense on the lease financing arrangement is included within “Interest and other financing costs” in the consolidated statements of operations. The Company’s lease financing arrangement as of December 31, 2024 and 2025 was of this type. Please refer to Note 9 for the description of the nature of the Company’s lease financing agreement, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations it provides for.

Recent accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the statement of operations. The amendments primarily affect disclosure requirements (and do not change expense recognition or income statement presentation) and generally require disaggregation, in the notes, of relevant expense captions into prescribed natural expense categories, as well as disclosures about selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In December 2025, the FAS issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the navigability and applicability of interim reporting guidance under US GAAP and adds a new disclosure principle for interim periods. The amendments are not intended to change the fundamental nature of interim reporting or expand or reduce substantive interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 for public business entities and after December 15, 2028 for entities other than public business entities, with early adoption permitted. The Company is currently evaluating the impact that adopting this update may have on its consolidated financial statement disclosures.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

3.	Inventories

Inventories consisted of the following:

	2024	2025
Lubricants	2,820,330	2,817,493
Bunkers	370,810	-
Total	3,191,140	2,817,493

4.	Advances for vessels under construction

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

On May 20, 2022, the Company exercised its option to proceed with the construction of two additional eco-design fuel efficient containerships. The vessels have a carrying capacity of about 2,800 teu each and were built at Hyundai Mipo Dockyard Co. in South Korea. The total consideration paid for these two newbuilding contracts amounted to $89.3 million. The Company paid another $5.1 million for costs relating to the construction and to make the vessels available for use, as well as capitalized interest costs.. The first vessel named M/V “Dear Panel” was delivered to the Company on January 7, 2025 and the second vessel named “Symeon P.” was delivered to the Company on January 8, 2025. The cost of newbuilding contract of these two vessels was financed with a combination of own cash and bank loans of $26 million for each vessel (see Note 9).

On June 28, 2024, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the third and fourth quarter of 2027. The total contracted consideration for these two newbuilding contracts is approximately $120.5 million. For the years ended December 31, 2024 and 2025, the Company paid $18.1 million and nil, respectively, related to shipyard installments for the construction of these two vessels.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

4.	Advances for vessels under construction – continued

On June 28, 2024, two subsidiaries, which were consolidated by the Company on July 28, 2025, entered into two contracts for the construction of two additional eco-design fuel-efficient containerships. The vessels will have a carrying capacity of about 4,300 teu each and will be built at Jiangsu Yangzi Xinfu Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the first and second quarter of 2028. The total contracted consideration for these two newbuilding contracts is approximately $118.5 million. For the year ended December 31, 2025, the Company paid $17.8 million, related to shipyard installments for the construction of these two vessels.

On December 16, 2025, the Company signed two contracts for the construction of two additional eco-design fuel efficient containerships. The vessels will have a carrying capacity of about 2,800 teu each and will be built at Huanghai Shipbuilding CO., Ltd., in China. The two newbuildings are scheduled to be delivered in the second and third quarter of 2028. The total contracted consideration for these two newbuilding contracts is approximately $92.7 million. For the year ended December 31, 2025, the Company did not pay any installments to the shipyard for the construction of these two vessels.

Advances for vessels under construction of $56.9 million and $35.9 million as of December 31, 2024 and 2025, respectively, are included in the consolidated balance sheets and relate mainly to progress payments according to the agreements entered into with the shipyards, capitalized interest as well as legal and other costs related to the construction. See Note 11 for the outstanding commitments to the shipyard. The Company intends to finance the cost of all newbuilding contracts with a combination of debt and own cash.

The amounts in the accompanying consolidated balance sheets are as follows:

Costs
Balance, January 1, 2024	85,375,650
Advances for vessels under construction	174,393,927
Newbuilding vessel “Tender Soul” delivered during the period	(47,009,176)
Newbuilding vessel “Leonidas Z” delivered during the period	(46,605,050)
Newbuilding vessel “Monica” delivered during the period	(36,412,230)
Newbuilding vessel “Stephania K” delivered during the period	(36,505,480)
Newbuilding vessel “Pepi Star” delivered during the period	(36,312,978)
Balance, December 31, 2024	56,924,663
Advances for vessels under construction	73,406,960
Newbuilding vessel “Symeon P” delivered during the period	(47,284,892)
Newbuilding vessel “Dear Panel” delivered during the period	(47,155,795)
Balance, December 31, 2025	35,890,936

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

The amounts in the accompanying consolidated balance sheets are as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2024	326,454,863	(58,828,708)	267,626,155
- Depreciation for the year	-	(26,367,517)	(26,367,517)
- Sale of vessel	(4,950,746)	931,410	(4,019,336)
- Newbuilding vessels delivered during the year	202,844,914	-	202,844,914
- Vessel improvements	3,302,682	-	3,302,682
Balance, December 31, 2024	527,651,713	(84,264,815)	443,386,898
- Depreciation for the year	-	(28,612,080)	(28,612,080)
- Sale of vessels	(65,765,644)	23,343,820	(42,421,824)
- Newbuilding vessels delivered during the year	94,440,687	-	94,440,687
- Vessel improvements	2,704,838	-	2,704,838
- Vessels contributed to spin-off (Note 1)	(9,808,854)	6,223,827	(3,585,027)
Balance, December 31, 2025	549,222,740	(83,309,248)	465,913,492

During the year ended December 31, 2024, one vessel completed the installation of Water Ballast Treatment system for a total cost of $0.3 million. The Company also spent another $2.4 million retrofitting three vessels with a number of energy saving devices aiming to improve their efficiency and another $0.6 million installing smart monitoring systems and power limitation systems onboard certain of the Company’s vessels. For the year ended December 31, 2025, the Company spent $1.5 million retrofitting one vessel with a number of energy saving devices aiming to improve its efficiency and another $1.2 million installing smart monitoring systems and power limitation systems onboard certain of the Company’s vessels. All these installations qualified as vessel improvements and were therefore capitalized.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

5.	Vessels, net

Vessels acquired / delivered

During 2024, the Company took delivery of five newbuilding vessels (see Note 4). The total cost for the construction of these vessels amounts to $202,844,914 and is presented within "Vessels, net" in the consolidated balance sheet.

During 2025, the Company took delivery of two newbuilding vessels (see Note 4). The total cost for the construction of these vessels amounts to $94,440,687 and is presented within "Vessels, net" in the consolidated balance sheet.

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

On January 10, 2025, the Company entered into a memorandum of agreement to sell M/V “Diamantis”, a 30,360 DWT / 2,008 TEU 1998-built feeder container carrier, for further trading, at a gross price of $13.2 million, following a strategy of disposing older vessels and renewing its fleet. The vessel was delivered to her new owners on January 15, 2025. The gain on the sale of the vessel is $10.2 million and is presented in the “Net gain on sale of vessels” line in the consolidated statement of operations for the year ended December 31, 2025.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

5.	Vessels, net - continued

On May 14, 2025, Marcos Shipping Ltd. signed a memorandum of agreement to sell M/V “Marcos V”, a 72,968 DWT / 6,350 TEU 2005-built intermediate container carrier, for further trading, at a gross price of $50.0 million, following a strategy of disposing older vessels and renewing its fleet. The vessel was delivered to her new owners on October 20, 2025. The gain on the sale of the vessel is $9.2 million and is presented in the “Net gain on sale of vessels” line in the consolidated statement of operations for the year ended December 31, 2025.

Impairment analysis

In light of the prevailing conditions in the shipping industry, as of December 31, 2024, the Company performed the analysis of the future undiscounted net operating cash flows for those operating vessels whose carrying values were above their respective market values and determined that the net book value of its vessels held for use was recoverable. As of December 31, 2025, there were no indications of impairment for any of Company’s vessels and no impairment was recorded during the year ended December 31, 2025.

As of December 31, 2025, twelve of the Company’s vessels with a carrying value of $349.5 million were subject to first-priority mortgages as collateral under the Company’s loan agreements (Note 9). Title of ownership is held by the relevant lender for another vessel with a carrying value of $43.7 million to secure the relevant sale and lease back financing transaction (Note 9). Eight of the Company’s vessels, M/V “EM Hydra”, M/V “EM Kea”, M/V “EM Spetses”, M/V “Evridiki”, M/V “EM Corfu”, M/V “Jonathan P”, M/V “Rena P” and M/V “Emmanuel P” are unencumbered.

6.	Accrued Expenses

The accrued expenses consisted of:

	December 31, 2024	December 31, 2025

Accrued payroll expenses	491,971	184,728
Accrued interest expense	786,554	1,683,243
Accrued general and administrative expenses	96,957	177,686
Accrued commissions	165,464	142,726
Accrued liability for emission allowances	2,288,582	6,685,311
Other accrued expenses	652,754	161,758
Total	4,482,282	9,035,452

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

For the years ended December 31, 2023, 2024 and 2025, the amortization of fair value of the below market acquired time charters analyzed above was $11,368,879, $4,954,176 and $2,626,130, respectively, and is included under “Time charter revenue” in the consolidated statements of operations.

The unamortized balance of this intangible liability as of December 31, 2025 was nil.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

The Company’s MMA with Eurobulk provides for an annual adjustment of the daily vessel management fee due to inflation to take effect January 1 of each year. The vessel management fee for laid-up vessels is half of the daily fee for the period they are laid-up or under construction. The MMA can be terminated by Eurobulk only for cause or under other limited circumstances, such as sale of the Company or Eurobulk or the bankruptcy of either party. The MMA, as periodically amended and restated, will automatically be extended after each five-year period for an additional five-year period unless terminated on or before the 90th day preceding the termination date. Pursuant to the MMA, each ship owning company has signed – and each future ship owning company when a vessel is acquired will sign - with the Manager, a management agreement with the rate and term of these agreements set in the MMA effective at such time.

The MMA was renewed on January 1, 2018 for an additional five-year term until January 1, 2023. The MMA was further renewed on January 1, 2023 for an additional five-year term until January 1, 2028. From January 1, 2023, the vessel fixed management fee was adjusted for inflation at Euro 775 per day per vessel in operation and Euro 387.5 per day per vessel in lay-up or under construction. From January 1, 2024, the vessel fixed management fee was adjusted for inflation at Euro 810 per day per vessel in operation and Euro 405 per day per vessel in lay-up or under construction. From January 1, 2025, the vessel fixed management fee was adjusted for inflation at Euro 840 (approximately $991, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation and Euro 420 (approximately $496, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in lay-up or under construction. From January 1, 2026, the vessel fixed management fee was adjusted for inflation at Euro 875 (approximately $1,033, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in operation and Euro 437.5 (approximately $516, using the exchange rate as of December 31, 2025, which was $1.18 per euro) per day per vessel in lay-up or under construction.

Vessel management fees paid to the Manager amounted to $5,720,831, $7,067,408 and $7,995,498 in 2023, 2024 and 2025, respectively, and are recorded under “Related party management fees” in the consolidated statements of operations.

In addition to the vessel management services, the Manager provides executive services to the Company. The amount of executive compensation was set at $2,150,000 for the year ended December 31, 2023, to $2,250,000 for the year ended December 31, 2024, and to $2,300,000 for the year ended December 31, 2025, to account for inflation. For the years ended December 31, 2023, 2024 and 2025, the Company paid an additional special bonus to the Manager’s employees and consultants of $500,000, $600,000 and $1,050,000, respectively, for a total amount of executive management fees of $2,650,000, $2,850,000 and $3,350,000, respectively. These amounts are recorded in “General and administrative expenses” in the consolidated statements of operations. The executive management fee will be adjusted annually for Eurozone inflation every January 1. For the year 2026 the amount for the executive compensation, before bonuses, was increased to $2,360,000 to account for inflation.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

8.	Related Party Transactions - continued

Amounts due to or from related company represent net disbursements and collections made on behalf of the vessel-owning companies by the Management Company during the normal course of operations for which a right of off-set exists. As of December 31, 2024, the amount due to related company was $1,662,306. As of December 31, 2025, the amount due to related company was $1,821,723. Based on the MMA, an estimate of the quarter’s operating expenses, expected dry-dock expenses, vessel management fee and fee for management executive services are to be advanced by the Company’s ship-owning subsidiaries at the beginning of each quarter to the Manager.

The Company uses brokers for various services, as is industry practice. Eurochart S.A. (“Eurochart”), an affiliated company controlled by certain members of the Pittas family, provides vessel sale and purchase services, and chartering services to the Company whereby the Company pays commission of 1% of the vessel sales price and 1.25% of charter revenues. For the year ended December 31, 2023 commission to Eurochart for the sale of M/V Akinada Bridge was $142,266, for the year ended December 31, 2024 the commission to Eurochart for the sale of M/V “EM Astoria” was $100,000 and for the year ended December 31, 2025 the commission to Eurochart for the sale of M/V “Diamantis P” was $131,500 and for the sale of M/V “Marcos V” was $500,000 and they were recorded in “Net gain on sale of vessels” in the consolidated statements of operations. A commission of 1% of the purchase price is also paid to Eurochart by the seller of the vessel for the acquisitions the Company makes using Eurochart’s services.  Commissions to Eurochart for chartering services were $2,350,919, $2,587,722 and $2,816,435 in 2023, 2024 and 2025, respectively, recorded in “Commissions” in the consolidated statements of operations.

Certain members of the Pittas family, together with another unrelated ship management company, have formed a joint venture with the insurance broker Sentinel Maritime Services Inc. (“Sentinel”). Technomar Crew Management Services Corp (“Technomar”) is a company owned by certain members of the Pittas family, together with another unrelated ship management company, which provides crewing services. Sentinel is paid a commission on insurance premiums not exceeding 5%; Technomar is paid a fee of about $50 per crew member per month. Total fees charged by Sentinel and Technomar were $108,208, and $236,416 in 2023, $132,541 and $299,868 in 2024 and $181,061 and $360,141 in 2025, respectively. These amounts are recorded in “Vessel operating expenses” in the consolidated statements of operations.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt

This consists of bank loans and lease financing transactions of the ship-owning companies and are as follows:

Borrower		December 31, 2024	December 31, 2025
Antwerp Shipping Ltd. / Busan Shipping Ltd. / Keelung Shipping Ltd. / Oakland Shipping Ltd.	(a)	33,750,000	28,750,000
Marcos Shipping Ltd.	(b)	10,000,000	-
Rena Shipping Ltd. / Emmanuel Shipping Ltd.	(c)	10,250,000	-
Gregos Shipping Ltd.	(d)	21,100,000	18,300,000
Terataki Shipping Ltd.	(e)	21,200,000	18,000,000
Tender Soul Shipping Ltd.	(f)	25,542,415	23,954,298
Leonidas Shipping Ltd. / Dear Panel Shipping Ltd	(g)	21,400,000	44,250,000
Monica Shipowners Ltd. / Stephania Shipping Ltd.	(h)	43,875,000	41,625,000
Pepi Shipping Ltd.	(i)	20,145,000	19,125,000
Symeon Shipping Ltd.	(j)	-	24,620,000
		207,262,415	218,624,298
Less: Current portion		(37,308,115)	(19,548,115)
Long-term portion		169,954,300	199,076,183
Deferred charges, current portion		377,583	396,183
Deferred charges, long-term portion		1,480,914	1,416,732
Long-term debt, current portion net of deferred charges		36,930,532	19,151,932
Long-term debt, long-term portion net of deferred charges		168,473,386	197,659,451

The future annual debt repayments are as follows:

To December 31:
2026	19,548,115
2027	36,848,113
2028	11,973,115
2029	40,598,115
2030	49,836,840
Thereafter	59,820,000
Total	218,624,298

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

(b)

On December 14, 2021, the Company signed a term loan facility with Eurobank Ergasias S.A. (“Eurobank”), and a loan of $34,000,000 was drawn by Marcos Shipping Ltd. in order to finance part of the acquisition cost of M/V “Marcos V”. The loan was payable in sixteen consecutive quarterly installments, comprising twelve installments of $2,000,000 followed by four installments of $750,000 each and by a balloon payment of $7,000,000 payable together with the last installment in December 2025. The loan bore interest at SOFR plus a margin of 2.80%. On June 16, 2025, Marcos Shipping Ltd. prepaid the outstanding balance of $8,500,000 in connection also with its sale, by using the Company’s own funds and M/V “Marcos V” became unencumbered.

(c)

On September 13, 2022, the Company signed a term loan facility with HSBC Bank Plc. (“HSBC”), and a loan of $19,250,000 was drawn by Rena Shipping Ltd. and Emmanuel Shipping Ltd., in order to finance general corporate purposes of the borrowers and the guarantor, being the Company. The loan was payable in ten consecutive quarterly installments of $1,000,000 each followed by a balloon payment of $9,250,000 payable together with the last installment in June 2025. The loan bore interest at SOFR plus a margin of 1.95%. On December 23, 2022, following an assignment agreement between HSBC Bank plc. and Piraeus Bank S.A., the remaining balance of the loan was transferred to Piraeus Bank S.A. with all other terms and conditions remaining unchanged. On March 17, 2025, the Company repaid the outstanding balance of $10,250,000, by using the Company’s own funds and M/V “Emmanuel P” and M/V “Rena P” became unencumbered.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt – continued

(d)

On March 30, 2023, the Company signed a loan agreement with Eurobank for a loan up to the lesser of $26.0 million or up to 67% of the vessel’s market value, in order to finance part of the construction cost of M/V “Gregos”. A loan of $26,000,000 was drawn by Gregos Maritime Ltd. on March 31, 2023. The loan is payable in twenty-eight consecutive quarterly instalments, twelve in the amount of $700,000 and sixteen in the amount of $450,000, with a $10,400,000 balloon payment to be made with the last installment in March 2030. The interest rate margin is 2.15% over SOFR. A margin of 1% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 2.15% above SOFR. The Company paid loan arrangement fees of $221,000 within 2023 for this loan. The security cover ratio covenant for this facility stands at 120%. The loan is secured with (i) first priority mortgage over M/V "Gregos", (ii) first assignment of earnings and insurance of M/V "Gregos" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(e)

On June 29, 2023, the Company signed a loan agreement with the National Bank of Greece S.A., and a loan of $26,000,000 was drawn by Terataki Shipping Ltd., in order to finance part of the construction cost of M/V “Terataki”. The loan is payable in twenty-four consecutive quarterly instalments, twelve in the amount of $800,000 and twelve in the amount of $200,000, with a $14,000,000 balloon payment to be made with the last installment in June 2029. The interest rate margin is 2.15% over SOFR. The Company paid loan arrangement fees of $260,000 within 2023 for this loan. The security cover ratio covenant for this facility stands at 125%. The loan is secured with (i) first priority mortgage over M/V "Terataki", (ii) first assignment of earnings and insurance of M/V "Terataki" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(f)

On January 31, 2024, Tender Soul Shipping Ltd., entered into a sale and lease back transaction for the newbuild vessel, M/V “Tender Soul”, which was consummated upon its delivery on February 6, 2024, whereby it was sold to a third party and immediately leased back to the Company under a bareboat charter for seven years with a purchase obligation at the end of the bareboat period and with purchase options at predetermined dates and prices during the period of the bareboat charter. The proceeds from the transaction, $27.0 million, were used to finance the delivery installment of the relevant vessel. Due to the existence of a purchase obligation (at the end of the seventh year) and purchase options (at predetermined amounts from the second to the seventh year), the transaction is treated as a failed sale and is accounted for as a financing arrangement. The Company paid loan arrangement fees of $378,200 within 2024 for this financing. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest. The interest rate margin is 2.295% above SOFR.

(g)

On April 18, 2024, the Company signed a loan agreement with First – Citizens Bank & Trust Company and a loan of $22.0 million was drawn by Leonidas Shipping Ltd., in order to finance part of the construction cost of M/V “Leonidas Z”. The loan is payable in twenty consecutive quarterly instalments in the amount of $300,000, with a $16,000,000 balloon payment to be made with the last installment, due in the second quarter of 2029. The interest rate margin is 2.10% over SOFR. Interest rate margin can be reduced to 1.90% if the vessel is employed under eligible charters. The Company paid loan arrangement fees of $220,000 within 2024 for this loan. The security cover ratio covenant for this facility stands at 130%. The loan is secured with (i) first priority mortgage over M/V "Leonidas Z", (ii) first assignment of earnings and insurance of M/V "Leonidas Z" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt – continued

On January 28, 2025, the Company amended and restated the loan signed on April 18, 2024 of Leonidas Shipping Ltd. with First-Citizens Bank & Trust Company. Dear Panel Shipping Ltd. was added as an additional borrower to the existing loan and made available a second tranche of $26.0 million with the purpose to finance part of the construction cost of M/V “Dear Panel”. The drawdown of $26.0 million took place on January 29, 2025. The second tranche is payable in 20 quarterly instalments, the first twelve of $650,000 each and the next eight of $275,000 each. A balloon instalment of $16,000,000 will be paid together with the last installment due in January 2030. The interest rate margin for the second tranche is 1.80% over SOFR. The Company paid loan arrangement fees of $221,000 within 2025 for this loan. The security cover ratio covenant for this facility remains at 130%. The loan is secured with (i) first priority mortgage over M/V "Dear Panel", (ii) first assignment of earnings and insurance of M/V "Dear Panel" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(h)

On May 3, 2024, the Company signed a loan agreement with National Bank of Fujairah PJSC for a loan up to the lesser of $45.0 million and 70% of the vessel’s market value for the financing of part of the construction cost of M/V “Monica” and M/V “Stephania K”. The two drawdowns of $22.5 million each took place on May 8, 2024 and June 26, 2024, respectively. The loan is payable in forty consecutive quarterly instalments in the amount of $562,500, with a $22,500,000 balloon payment to be made with the last installment due in the second quarter of 2034. The loan bears interest at SOFR plus a margin of 1.95% per annum. The Company paid loan arrangement fees of $637,500 within 2024 for this loan. The security cover ratio covenant for this facility stands at 120%. The loan is secured with (i) first priority mortgages over M/V “Monica” and M/V “Stephania K”, (ii) first assignment of earnings and insurance of the abovementioned vessels and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(i)

On July 11, 2024, the Company signed a loan agreement with Piraeus Bank S.A. for a loan up to the lesser of $20.4 million and 60% of the vessel’s market value for the financing of part of the construction cost of M/V “Pepi Star”. The drawdown of $20.4 million took place on July 18, 2024. The loan is payable in twenty-eight consecutive quarterly instalments in the amount of $255,000, with a $13,260,000 balloon payment to be made with the last installment due in July 2031. A margin of 0.90% above SOFR is applicable to the portion of the loan equivalent to the Company’s aggregate deposits held in an account with the lender and pledged in favor of the lender, whereas the margin applicable on the remaining part of the loan outstanding amounts to 1.80% above SOFR. The Company paid loan arrangement fees of $163,000 within 2024 for this loan. The security cover ratio covenant for this facility stands at 125%. The loan is secured with (i) first priority mortgages over M/V “Pepi Star”, (ii) first assignment of earnings and insurance of the vessel and (iii) other covenants and guarantees similar to the remaining loans of the Company.

(j)

On December 16, 2024, the Company signed a loan agreement with Eurobank S.A. for a loan up to the lesser of $26.0 million and 65% of the vessel’s market value for the financing of the delivery instalment of M/V “Symeon P”. The drawdown of $26.0 million took place on January 2, 2025. The loan is payable in twenty-eight consecutive quarterly instalments in the amount of $460,000, with a $13,120,000 balloon payment to be made with the last installment in January 2032. The Company paid loan arrangement fees of $208,000 within 2025 for this loan. The interest rate margin is 1.80% over SOFR. The loan is secured with (i) first priority mortgage over M/V "Symeon P", (ii) first assignment of earnings and insurance of M/V "Symeon P" and (iii) other covenants and guarantees similar to the remaining loans of the Company.

In addition to the terms specific to each bank loan described above, all the above bank loans are secured with a pledge of all the issued shares of each borrower.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

9.	Long-Term Debt – continued

The bank loan agreements also contain covenants such as minimum requirements regarding the security cover ratio covenant (the ratio of fair value of vessel to outstanding loan less cash in retention accounts), restrictions as to changes in management and ownership of the ship-owning companies, distribution of profits or assets (i.e. not permitting dividend payment or other distributions in cases that an event of default has occurred), additional indebtedness and mortgage of vessels without the lender’s prior consent, sale of vessels, maximum fleet-wide leverage, sale of capital stock of the Company’s subsidiaries, ability to make investments and other capital expenditures, entering in mergers or acquisitions, minimum cash balance requirements and minimum cash retention accounts (restricted cash). The loan agreements also require the Company to make deposits in retention accounts with certain banks that can only be used to pay the current loan installments. Minimum cash balance requirements are in addition to cash held in retention accounts. These cash deposits amounted to $6,926,823 and $6,864,027 as of December 31, 2024 and 2025, respectively, and are included in “Restricted cash” under “Current assets” and “Long-term assets” in the consolidated balance sheets. As of December 31, 2025, all the debt covenants are satisfied.

Interest expense for the years ended December 31, 2023, 2024 and 2025 amounted to $5,955,496, $10,081,914 and $14,518,405 respectively, after interest capitalized to the vessels under construction. Capitalized interest for the years ended December 31, 2023, 2024 and 2025 amounted to $3,410,933, $4,183,514 and $115,788, respectively.

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

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

10.	Income Taxes - continued

For the taxable years 2023, 2024 and 2025 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it was subject to the 5% Override Rule, but nonetheless satisfied the Publicly Traded Test for the respective years, because the non-qualified 5% shareholders did not own more than 50% of the Company’s common stock for more than half of the days during the taxable years.

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

As of December 31, 2025, future gross minimum revenues under non-cancellable time charter agreements total $619.3 million. The amount of $192.6 million is due in the year ending December 31, 2026, $149.7 million due in the year ending December 31, 2027, $116.5 million due in the year ending December 31, 2028, $62.1 million due in the year ending December 31, 2029, $51.3 million due in the year ending December 31, 2030, and $47.1 million due after the end of 2030. In arriving at the future gross minimum revenues, the Company has deducted an estimated one off-hire day per quarter plus estimated off-hire time required for scheduled intermediate and special surveys of the vessels, if applicable. Such off-hire estimate may not be reflective of the actual off-hire in the future. In addition, the actual revenues could be affected by early delivery of the vessel by the charterers or any exercise of the charterers’ options to extend the terms of the charters, which however cannot be estimated and hence not reflected above.

As of December 31, 2025, the Company had under construction six container carriers with an outstanding amount of $295.8 million. The amount of $27.3 million is due within 2026. Another $137.1 million is due within 2027. The remaining balance of $131.4 million is due within 2028. The Company intends to finance these commitments with a combination of own cash and bank debt.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan

In May 2018, the Board of Directors approved the Company’s 2018 equity incentive plan (the “2018 Plan”). The 2018 Plan was administered by the Board of Directors which could make awards totaling in aggregate up to 75,000 shares, over 10 years after the 2018 Plan’s adoption date. In November 2021, the Company’s Board of Directors approved a new equity incentive plan (the "2021 Plan") to replace the Company’s 2018 Plan. The 2021 Plan is also administered by the Board of Directors which can make awards totaling in aggregate up to 225,000 shares over 10 years after the 2021 Plan's adoption date. In November 2024, the Company’s Board of Directors approved a subsequent equity incentive plan (the “2024 Plan”) after the shares of the November 2021 Plan were awarded. The 2024 Plan is also administered by the Board of Directors which can make awards totaling in aggregate up to 300,000 shares over 10 years after the 2024 Plan's adoption date. The persons eligible to receive awards under the Company’s equity incentive plans are officers, directors, and executive, managerial, administrative and professional employees of the Company or Eurobulk or Eurochart (collectively, “key persons”) as the Board, in its sole discretion, shall select based upon such factors as the Board shall deem relevant.  Awards may be made under the 2018 Plan, the 2021 Plan and the 2024 Plan in the form of incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units and performance shares. Details of awards granted under the 2018 Plan, the 2021 Plan and the 2024 Plan during the three-year period ended December 31, 2025 are noted below.

a)

On November 19, 2021 an award of 49,650 non-vested restricted shares, was made to 21 key persons of which 50% vested on July 1, 2022 and 50% vested on July 1, 2023; awards to officers and directors amounted to 27,700 shares and the remaining 21,950 shares were awarded to employees of Eurobulk.

b)

On November 3, 2022 an award of 60,000 non-vested restricted shares, was made to 31 key persons of which 50% vested on November 16, 2023 and 50% vested on November 15, 2024; awards to officers and directors amounted to 31,000 shares and the remaining 29,000 shares were awarded to employees of Eurobulk.

c)

On November 10, 2023 an award of 60,500 non-vested restricted shares, was made to 32 key persons of which 50% vested on July 1, 2024 and 50% vested on July 1, 2025; awards to officers and directors amounted to 31,000 shares and the remaining 29,500 shares were awarded to employees of Eurobulk.

d)

On November 12, 2024 an award of 60,100 non-vested restricted shares, was made to 32 key persons of which 50% vested on November 14, 2025 and 50% will vest on November 13, 2026; awards to officers and directors amounted to 29,600 shares and the remaining 30,500 shares were awarded to employees of Eurobulk.

e)

On November 6, 2025 an award of 63,350 non-vested restricted shares, was made to 37 key persons of which 50% will vest on July 1, 2026 and 50% will vest on July 1, 2027; awards to officers and directors amounted to 29,600 shares and the remaining 33,750 shares were awarded to employees of Eurobulk.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

12.	Stock Incentive Plan - continued

The compensation cost that has been charged against income for awards was $1,083,414, $1,519,933 and $1,959,564, for the years ended December 31, 2023, 2024 and 2025, respectively and is included within “General and administrative expenses” in the consolidated statements of operations. The Company has used the straight-line method to recognize the cost of the awards. There were no forfeitures of non-vested shares during the years ended December 31, 2023 and 2025. For the year ended December 31, 2024 the Company forfeited 2,150 non-vested shares with a weighted-average grant-date fair value of $21.74 per share.

A summary of the status of the Company’s non-vested shares as of December 31, 2023, 2024 and 2025, and the movement during the years ended December 31, 2023, 2024 and 2025, are presented below:

Non-vested Shares	Number of shares	Weighted-Average Grant-Date Fair Value
Non-vested on January 1, 2023	84,243	20.15
Granted	60,500	23.92
Vested	(53,750)	22.26
Non-vested on December 31, 2023	90,993	21.41

Non-vested on January 1, 2024	90,993	21.41
Granted	60,100	39.92
Forfeited	(2,150)	21.74
Vested	(59,550)	21.51
Non-vested on December 31, 2024	89,393	33.78

Non-vested on January 1, 2025	89,393	33.78
Granted	63,350	56.92
Vested	(59,350)	31.82
Non-vested on December 31, 2025	93,393	50.72

As of December 31, 2025, there was $4,316,857 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2021 Plan and is expected to be recognized over a weighted-average period of 0.803 years. The total fair value at grant-date of shares granted during the years ended December 31, 2023, 2024 and 2025 was $1,447,160, $2,399,192 and $3,605,882 respectively. The total fair value of shares vested based on the share price as of the date of vesting during the years ended December 31, 2023, 2024 and 2025 was $1,282,185, $2,392,624 and $3,130,388, respectively.

The unvested shares will accrue dividends as declared which will be retained by the Company until the shares vest at which time they are payable to the grantee. As of December 31, 2024 and 2025 the unvested restricted shares accrued dividends of $121,030 and $143,510, respectively, presented as “Accrued dividends” in the consolidated balance sheets. As unvested restricted share grantees accrue dividends on awards that are expected to vest, such dividends are charged to retained earnings.

Euroseas Ltd. and Subsidiaries

Notes to consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

13.	Earnings Per Share

Basic and diluted earnings per common share is computed as follows:

	2023	2024	2025
Income:
Net income	114,549,279	112,775,678	136,967,379
Weighted average common shares –outstanding, basic	6,931,280	6,938,204	6,943,682
Basic earnings per share	16.53	16.25	19.73

Effect of dilutive securities:
Dilutive effect of non-vested shares	4,780	23,062	3,457
Weighted average common shares –outstanding, diluted	6,936,060	6,961,266	6,947,139
Diluted earnings per share	16.52	16.20	19.72

For the years ended December 31, 2023, 2024 and 2025, the denominator of the diluted earnings per share calculation includes 4,780, 23,062 and 3,457 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

14.	Voyage Expenses and Vessel Operating Expenses

These consisted of:

	Year ended December, 31
	2023	2024	2025
Voyage expenses
Port charges and canal dues	665,090	1,064,879	930,331
Bunkers	619,285	910,690	128,823
Total	1,284,375	1,975,569	1,059,154

Vessel operating expenses
Crew wages and related costs	20,700,810	24,826,395	25,358,457
Insurance	4,788,264	5,323,900	5,099,051
Repairs and maintenance	1,607,116	1,812,873	1,729,350
Lubricants	3,916,827	3,762,845	3,344,972
Spares and consumable stores	8,625,958	8,432,764	8,340,595
Professional and legal fees	585,336	340,273	441,437
Other	1,779,844	2,186,870	2,533,041
Total	42,004,155	46,685,920	46,846,903

15.	Derivative Financial Instruments

Interest rate swaps

On October 12, 2021, the Company entered into one interest rate swap contract with Eurobank for a notional amount of $10.0 million, with inception date on November 1, 2021 and maturity date on November 1, 2025. Under the terms of the swap, Eurobank made quarterly payments to the Company equal to the 3-month LIBOR while the Company paid a fixed rate of 1.09% based on the relevant notional amount. The Company terminated this contract on June 26, 2023, before its maturity date, due to the significant increase in the interest rates, realizing a gain at the date of the termination of $846.

On June 16, 2022, the Company entered into one interest rate swap contract with Piraeus for a notional amount of $20.0 million, with inception date on January 3, 2023 and maturity date on January 3, 2028. Under the terms of the swap, on a quarterly basis, Piraeus makes a payment, to the Company equal to the daily SOFR index while the Company pays a fixed rate of 3.41% based on the relevant notional amount. The Company terminated this contract on October 2, 2025, before its maturity date, realizing a loss at the date of the termination of $13.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

15.	Derivative Financial Instruments - continued

The interest rate swap contract did not qualify for hedge accounting as of December 31, 2024 and 2025.

Derivatives not designated as hedging instruments	Balance Sheet Location	December 31, 2024	December 31, 2025
Interest rate swap contract	Current assets – Derivative	184,392	-
Interest rate swap contract	Long - term assets – Derivative	200,636	-
Total derivative assets		385,028	-

Derivatives not designated as hedging instruments	Location of (loss) / gain recognized	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Interest rate swap contracts– Change in fair value of derivatives	Gain / (loss) on derivatives, net	(4,036,107)	609,209	(385,028)
Interest rate swap contracts- Realized gain / (loss)	Gain / (loss) on derivatives, net	4,214,235	392,545	146,404
Total net gain / (loss) on interest rate swap contracts		178,128	1,001,754	(238,624)

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents, restricted cash, trade accounts receivable, net, other receivables. The principal financial liabilities of the Company consist of long-term debt, trade accounts payable, accrued expenses and amount due to related company.

Interest rate risk

The Company enters into interest rate swap contracts as economic hedges to manage some of its exposure to variability in its floating rate long-term bank loans. Under the terms of the interest rate swaps the Company and the bank agreed to exchange, at specified intervals the difference between a paying fixed rate and receiving floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term bank loans issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, as noted in Note 15 they do not qualify for hedge accounting, under the guidance relating to Derivatives and Hedging, as the Company does not have currently written contemporaneous documentation identifying the risk being hedged and, both on a prospective and retrospective basis, performing an effectiveness test to support that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the “Gain / (loss) on derivatives, net” in the consolidated statements of operations. As of December 31, 2025, the Company had no open swap contracts and hence, the Company is exposed to increases in interest rates on its interest-bearing debt.

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

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

16.	Financial Instruments - continued

The estimated fair values of the Company’s financial instruments such as cash and cash equivalents and restricted cash, trade accounts receivable, other receivables, trade account payable, accrued expenses and amount due to related company approximate their individual carrying amounts as of December 31, 2024 and 2025, due to their short-term maturity. Cash and cash equivalents and restricted cash are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of the Company’s long-term debt, bearing interest at variable interest rates approximates its recorded value as of December 31, 2024 and 2025, due to the variable interest rate nature thereof. SOFR rates are observable at commonly quoted intervals for the full terms of the debt agreements and hence fair value of the long-term debt is considered Level 2 item in accordance with the fair value hierarchy due to their variable interest rate.

The fair value of the Company’s interest rate swap agreement is determined using a discounted cash flow approach based on market-based SOFR swap rates. SOFR swap rates are observable at commonly quoted intervals for the full terms of the swap and therefore are considered Level 2 items. The fair value of the interest rate swap determined through Level 2 of the fair value hierarchy as defined in guidance relating to "Fair value measurements" is derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined. As of December 31, 2025, the Company had no open swap contracts.

Recurring Fair Value Measurements

	Fair Value Measurement as of December 31, 2024
	Total	(Level 1)	(Level 2)	(Level 3)
Assets
Interest rate swap contract, current portion	$184,392	-	$184,392	-
Interest rate swap contract, long-term portion	$200,636	-	$200,636	-

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

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

In May 2022, the Company’s Board of Directors approved a share repurchase program for up to a total of $20 million of the Company's common stock. The original repurchase program approved in May 2022 had an initial duration of 12 months. It was extended in May 2023 for an additional 12-month period then in May 2024 for another 12-month period and again in May 2025 for another year. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the Company's discretion and without notice.   During the year ended December 31, 2023, the Company repurchased under its share repurchase program and cancelled 162,375 shares of common stock, in open market transactions, for an aggregate consideration of approximately $3.15 million. During the year ended December 31, 2024, the Company repurchased under its share repurchase program and cancelled 24,744 shares of common stock, in open market transactions, for an aggregate consideration of approximately $1.07 million. During the year ended December 31, 2025, the Company repurchased under its share repurchase program and cancelled 55,006 shares of common stock, in open market transactions, for an aggregate consideration of approximately $2.12 million.

In addition, during the years ended December 31, 2023, 2024 and 2025, the Company issued 60,500 common shares, 60,100 common shares and 63,350 common shares, respectively, to the Company’s directors and officers and employees of the Manager in connection with its equity incentive plans (Note 12).

In May 2022, the Board of Directors reinstated the Company’s common stock dividend plan. In the year ended December 31, 2023 the Company declared a dividend of $0.50 per share of common stock in each of February, May, August and November that were respectively paid in March, June, September and December 2023, amounting to $14.02 million. In the year ended December 31, 2024 the Company declared a dividend of $0.60 per share of common stock in each of February, May, August and November that were respectively paid in March, June, September and December 2024, amounting to $16.86 million. For the year ended December 31, 2025, the Company declared dividends on its common stock totaling $18.98 million. Dividends of $0.65 per share were declared in February and June 2025 and paid in March and July 2025, respectively. Additionally, dividends of $0.70 per share were declared in August and November 2025 and paid in September and December 2025, respectively.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

18.	Other operating income

In the year ended December 31, 2023, the Company recognized “Other operating income” of $2.73 million. The amount relates to loss of hire insurance in relation to M/V “Akinada Bridge” and M/V “Aegean Express”.

In the year ended December 31, 2025, the Company recognized “Other operating income” of $0.12 million. The amount relates to loss of hire insurance in relation to M/V “EM Hydra”.

All these amounts are included under “Other operating income” in the consolidated statement of operations for the years ended December 31, 2023 and 2025. No such case existed in 2024.

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

The Company’s Chief Executive Officer, Mr. Aristides J. Pittas, is the chief operating decision maker (“CODM”). The CODM evaluates performance and allocates resources based on consolidated net income, which represents the Company’s measure of segment profit or loss. Net income is used to monitor budget versus actual results of the Company. The Company’s consolidated financial results are used in assessing the performance of the segment and in deciding whether to reinvest profits in the Company. As a result, management, including the CODM, reviews operating results solely by consolidated net income of the fleet, and thus the Company has determined that it operates under one operating and one reportable segment, that of operating container carriers. When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographical information is impracticable.

The following table summarizes the Company’s significant segment information:

	Year ended December, 31
	2023	2024	2025
Net revenue	189,357,383	212,897,313	227,873,562
Voyage expenses	(1,284,375)	(1,975,569)	(1,059,154)
Vessel operating expenses	(42,004,155)	(46,685,920)	(46,846,903)
Dry-docking expenses	(3,373,648)	(10,537,928)	(6,607,677)
Related party management fees	(5,720,831)	(7,067,408)	(7,995,498)
General and administrative expenses	(4,744,907)	(5,938,870)	(6,802,563)
Interest and other financing costs	(6,431,007)	(10,620,703)	(14,992,987)
Other segment items (1)	(11,249,181)	(17,295,237)	(6,601,401)
Total	114,549,279	112,775,678	136,967,379

(1)

Other segment items of the segment include vessel depreciation, net gain on sale of vessels, impairment loss, other operating income, gain on time charter agreements termination, gain / (loss) on derivatives, net, foreign exchange (loss)/ gain and interest income.

Euroseas Ltd. and Subsidiaries

Notes to the consolidated financial statements

as of December 31, 2024 and 2025 and for the

years ended December 31, 2023, 2024 and 2025

(All amounts expressed in U.S. Dollars)

20.	Subsequent Events

a)	In February 2026, the Company declared a dividend of $0.75 per share of common stock, which was paid on March 17, 2026, to holders of record on March 10, 2026.

b)

On March 20, 2026, the Company paid the amount of $9,270,000 referring to the first installment for the construction of the two 2,800 teu eco-design fuel efficient containerships (M/V “Danai” & M/V “Neni P.”) under the shipbuilding contract signed on December 16, 2025.

c)

On April 3, 2026, the Company signed two contracts for the construction of two eco-design fuel efficient container carriers. The vessels will have a carrying capacity of 1,800 TEU each and will be built at a Chinese shipyard. The vessels are scheduled to be delivered in the second and third quarter of 2028. The total consideration for the construction is approximately $64.5 million, which the Company intends to finance with a combination of debt and equity. These ship building contracts effectiveness is subject to the issuance of a customary refund guarantee.

d)	On April 15, 2026, the Company signed two additional contracts for the construction of two eco-design fuel efficient container carriers. The vessels will have a carrying capacity of 2,800 TEU each and will be built at a Chinese shipyard. The vessels are scheduled to be delivered in the fourth quarter of 2028 and the first quarter of 2029. The total consideration for the construction is approximately $92.7 million, which the Company intends to finance with a combination of debt and equity. These ship building contracts effectiveness is subject to the issuance of a customary refund guarantee.